Form 20-F
period 2022-12-31
Valneva SE
filed 2023-03-30
CIK 1836564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares: 138,367,482 outstanding as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes    ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past
90 days.    ☒ Yes    ☐ No
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
Large accelerated filer ☒     Accelerated filer ☐     Non-accelerated filer ☐         Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒     Other ☐
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•timing and expected outcomes of clinical trials, pre-clinical studies and regulatory submissions, particularly with respect to the potential approval of our chikungunya vaccine candidate VLA1553 and the Phase 3 clinical trial of our Lyme disease vaccine candidate;
•the timing or likelihood of regulatory filings and approvals, including the potential eligibility to receive a Priority Review Voucher for VLA1553;
•our ability to successfully expand, develop and advance our pipeline of product candidates;
•expected benefits of our approach to vaccine development, particularly with respect to our vaccine candidates in development;
•the potential safety and effectiveness of our vaccine candidates in development;
•our expectations and forecasts for sales of our approved products;
•our ability to sell the inventory of our COVID-19 vaccine and to utilize our Almeida manufacturing facility for other products;
•the present and future effects of the COVID-19 pandemic or other pandemics on our sales and operations, including our expectations and assumptions regarding the resumption of travel and the future demand for travel vaccines;
•the effectiveness and profitability of our collaborations and partnerships, our ability to maintain our current collaborations and partnerships and our ability to enter into new collaborations and partnerships;
•our expectations related to future milestone and royalty payments and other revenue under our collaborations and partnerships;
•our ability to safely and effectively scale up our manufacturing capabilities and supply a sufficient quantity of our products and product candidates;
•our ability to meet our obligations under our various collaboration, partnership and distribution arrangements;
•estimates of market opportunity for our approved products and vaccine candidates;
•the effects of increased competition as well as innovations by new and existing competitors in our industry;
•our ability to obtain, maintain, protect and enforce our intellectual property rights and proprietary technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
•regulatory developments in the United States, Europe and other countries;

•statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance; and
•other risks and uncertainties, including those listed in the section of this Annual Report titled “Item 3.D—Risk Factors.”
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

SUMMARY RISK FACTORS
Our business is subject to a number of risks and uncertainties, including those risks discussed at-length in the section below titled “Risk Factors.” These risks include, among others, the following:
•We have incurred and anticipate that we may continue to incur significant operational losses over the next several years and may never achieve or maintain profitability.
•Our future success is substantially dependent on the successful clinical development, regulatory approval and commercialization of our product candidates in a timely manner. This risk is heightened in the short-term given that we have applied for regulatory approval of our chikungunya vaccine candidate and our Lyme disease vaccine candidate is undergoing Phase 3 clinical trials which may be altered or delayed following Pfizer’s decision as the trial sponsor to discontinue approximately half of the enrolled trial participants as a result of violations of Good Clinical Practice at certain trial sites run by a third party. If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates and our ability to generate product revenue will be adversely affected. Delays in clinical development may also lead to delays in our expected regulatory and commercial timelines, which could materially impact our business plans and our financial projections.
•DUKORAL and IXIARO are aimed at diseases that largely threaten travelers. If international travel is substantially disrupted, for example due to a development in the ongoing COVID-19 pandemic or a similar event, this will significantly adversely affect the sale of these vaccines. Additionally, future outbreaks of disease, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites or other business operations, could materially affect our operations globally and at our clinical trial sites, as well as the business or operations of our manufacturers, CROs or other third parties with whom we conduct business.
•We require substantial funding to finance our operations. If we are unable to raise capital when needed, we could be forced to delay, reduce or terminate certain of our development programs or other operations.
•We depend upon our existing collaboration partner, Pfizer, and other third parties to advance our business and provide other key services. If we are unable to maintain such existing agreements or enter into additional arrangements as needed, or if such third parties do not provide such services as anticipated, our business could be adversely affected.
•We operate in a highly regulated industry and may fail to comply with applicable regulatory obligations, including after product approval is obtained.
•We are subject to various ongoing risks following the development of our COVID-19 vaccine.
•If we are unable to obtain and maintain patent protection for our product candidates and technology, or if the scope of the patent protection obtained is not sufficiently broad or robust, our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our product candidates and technology may be adversely affected.
•We are dependent on single source suppliers for some of the components and materials used in our products.
•We rely primarily on our manufacturing facilities (and, if our chikungunya vaccine candidate is approved, will rely in part on a third party’s manufacturing facility) as the source of manufacturing for our products and for certain of our product candidates.
•The terms of our financing arrangements place restrictions on our operating and financial flexibility.
•We face substantial competition, and many of our competitors have significantly greater resources and experience, which may negatively impact our commercial opportunities.
•We may encounter difficulties in managing our growth, which could disrupt our operations.
•There are material weaknesses in our internal controls over financial reporting and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence and depress the market price of our securities.
•The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States. As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

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
Risks Related to Our Financial Position and Capital Needs
We have incurred and anticipate that we may continue to incur significant operational losses over the next several years and may never achieve or maintain profitability.
We have previously incurred significant net losses. Our net loss was €143.3 million, €73.4 million and €64.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022, we had an accumulated net loss of €450.3 million. We expect to continue to incur significant expenses and we may incur substantial operating losses over the next several years. Since inception, we have devoted a significant amount of our efforts to identifying, researching and conducting pre-clinical and clinical activities of our product candidates, building our manufacturing capabilities, building our commercial and sales infrastructure, organizing and staffing our company, business planning, raising capital and establishing our intellectual property portfolio. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:
•continue the ongoing and planned development of our product candidates, including VLA15 and VLA1553;
•initiate, conduct and complete any ongoing, anticipated or future pre-clinical studies and clinical trials for our current and future product candidates, including the Phase 3 clinical trial for VLA15 which may be subject to changes in design and cost;
•seek marketing approvals for any product candidates that successfully complete clinical trials;
•commercialize any current or future product candidate for which we may obtain marketing approval, particularly VLA1553;
•invest in our manufacturing facilities;
•seek to discover and develop additional product candidates;
•maintain, protect and expand our intellectual property portfolio;
•hire additional sales, clinical, regulatory, administrative and scientific personnel;
•add operational, financial and management information systems, legal entities and personnel, including personnel to support our product development and current and future commercialization efforts;

•experience delays or interruptions to pre-clinical studies, clinical trials, our receipt of services from third-party service providers or our supply chain due to the ongoing COVID-19 pandemic or other events such as the ongoing conflict between Ukraine and Russia;
•market and distribute vaccines for new third parties, such as VBI Vaccines; and
•incur ongoing and additional costs associated with operating as a public company on both Euronext Paris and Nasdaq.
Our ability to be profitable in the future will largely depend on our ability to generate sales of our commercial products and to obtain regulatory approval for and commercialize our product candidates. We have historically been substantially dependent on sales of two commercial products, DUKORAL and IXIARO, for revenue. Our Lyme disease and chikungunya vaccine candidates have not received regulatory approval. Unless and until we obtain the regulatory approvals required to commercialize our product candidates in line with our plans, the likelihood and amount of our future operational losses will depend, in part, on the manufacturing and commercialization of our approved products, the pace and amount of our future expenditures and our ability to obtain funding through milestone or royalty payments under license and collaboration agreements, equity or debt financings, strategic collaborations and government grants and tax credits. Additionally, our future revenues will depend upon the size of any markets in which our products or product candidates have received approval, and market acceptance, reimbursement from third-party payors and market share. For example, although we received several regulatory approvals for VLA2001, our vaccine against the SARS-CoV-2 virus causing COVID-19, we were not able to generate sales in our target markets. We expect that our main sources of income for the near- and medium-term will be revenue from sales of our approved products and third-party products, revenue from licensing and service agreements and grants.
Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.
Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve or maintain profitability. If we are required by regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in the initiation and completion of our clinical trials, particularly the Phase 3 clinical trial for our Lyme disease vaccine candidate, or any delays in the development of any of our product candidates, our expenses could increase.
Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.
DUKORAL and IXIARO are aimed at diseases that largely threaten travelers. If international travel is substantially disrupted, for example due to a development in the ongoing COVID-19 pandemic, this will significantly adversely affect the sale of these vaccines.
DUKORAL and IXIARO are aimed at diseases that largely threaten travelers to particular regions. Due to the COVID-19 pandemic, travel significantly decreased worldwide, and many countries instituted travel restrictions and advisories. As a result, sales of these vaccines decreased significantly in 2020 and 2021, adversely impacting our financial results. While international travel recovered significantly in 2022, if another disruption causes a substantial decrease in international travel, our revenues will be significantly adversely affected, and we may not be able to continue the development of one or more of our vaccine candidates without additional financing. Additionally, if our chikungunya vaccine candidate receives regulatory approval and international travel has not resumed to expected levels at that point in time, sales of this vaccine may be less than expected, because we anticipate that it would also be used by travelers.
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
As of December 31, 2022, we had total assets of €621.3 million, including cash and cash equivalents of €289.4 million. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Moreover, it is particularly difficult to estimate with certainty our future expenses given the dynamic and rapidly evolving nature of our business. Investment in product development in the healthcare industry, including of biopharmaceutical products, is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. To date, we have funded a substantial portion of our operations through sales of equity securities, including our U.S. initial public offering and European private placement in May 2021 and our global offerings in November 2021 and October 2022, as well as an equity subscription agreement with Pfizer in June 2022 for €90.5 ($95) million. We have also received substantial funding through upfront payments from collaboration and research agreements and the Financing Agreement with Deerfield and OrbiMed, described further below. We will need to raise additional capital to complete the development and commercialization of our product candidates and fund certain of our existing manufacturing and other commitments. We expect to finance our cash needs through public or private equity or debt financings, third-party (including government) funding and marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches. Our future capital requirements will depend on many factors, including:
•the timing, progress and results of our ongoing pre-clinical studies and clinical trials of our product candidates, particularly the Phase 3 clinical trial of our Lyme disease vaccine candidate;
•the costs, timing and outcome of regulatory review and approval of our product candidates, including the U.S. FDA’s review of our chikungunya vaccine candidate VLA1553, as well as the potential receipt of a Priority Review Voucher for VLA1553;
•the scope, progress, results and costs of pre-clinical development, laboratory testing and clinical trials of other product candidates that we may pursue;
•our ability to establish and maintain collaboration, license, grant and other similar arrangements, such as our partnership with Pfizer, and the financial terms of any such arrangements, including timing and amount of any future milestones, royalty or other payments due thereunder;
•the costs and timing of current and future commercialization activities, including product manufacturing, marketing, sales and distribution, for our current products and any of our product candidates for which we receive marketing approval;
•the revenue received from commercial sales of our products and any product candidates for which we receive marketing approval, and the impact of the COVID-19 pandemic or any future disruptor of international travel on such revenues;
•the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
•any expenses needed to attract, hire and retain skilled personnel;
•the costs of operating as a public company in both France and the United States; and
•the extent to which we acquire or in-license other companies’ product candidates and technologies.
Identifying potential product candidates and conducting pre-clinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales for our product candidates in development. In addition, our product candidates, if approved, may not achieve commercial success. For example, although we received several regulatory approvals for VLA2001, our vaccine against the SARS-CoV-2 virus causing COVID-19, we were not able to generate sales in our target markets. Accordingly, we may need or choose to seek additional financing to achieve our business objectives.
Global financial markets have been negatively impacted as a result of the ongoing COVID-19 pandemic and the war between Russia and Ukraine. If these disruptions persist or deepen, or if other global events have a significant impact on the global financial markets, we could experience an inability to access additional capital or an increase in our costs of borrowing, which could in the future negatively affect our capacity for certain corporate development transactions or our ability to make other important, opportunistic investments. Adequate additional financing may not be available to us in sufficient amounts or on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or altogether terminate certain of our research and development programs or future commercialization efforts, which may adversely affect our business, financial condition, results of operations and prospects. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.
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
In February 2020, we entered into a debt financing agreement, or the Financing Agreement, with Deerfield and OrbiMed. The loan bears interest at 9.95% that, due to the quarterly interest calculation method applied, results in an aggregate annual interest paid of 10.09%. As of December 31, 2022, we had $100.0 million (€92.3 million) drawn down in two tranches under the Financing Agreement, including an additional $40 million made available to us in an amendment signed in April 2022. This amendment also extended the interest-only period to the third quarter of 2024 and the maturity date of the loan to the first quarter of 2027.
The Financing Agreement contains covenants for minimum revenue and liquidity. As a result of deferred recognition of revenues and the effects of COVID-19 on product sales, we were previously at risk of not meeting the minimum revenue covenant. In July 2020, we reached an agreement with our lenders that this minimum revenue covenant would not apply until December 31, 2020, in exchange for a minimum cash requirement of €75 million (instead of €35 million) during that period. On January 15, 2021, a new amendment was executed to (i) modify the minimum revenue covenant to include a quarterly minimum consolidated net revenue covenant (excluding grants) representing an annual total of €64.0 million in 2021, €103.75 million in 2022 and €115.0 million thereafter and (ii) bring the minimum liquidity covenant to the amount of €50.0 million in 2021 and 2022 and €35.0 million thereafter. As part of an amendment signed in April 2022, the minimum liquidity covenant was lowered to €35.0 million prior to the start of 2023. If our consolidated net revenues (excluding grants) or our liquidity were to fall below the amounts required, this could result in additional costs (up to 10 additional points of interest over the duration of the default) and/or an early repayment obligation (payment of the principal increased by 8% and of an indemnity representing the interests expected until March 2023).
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
Additionally, we announced in February 2022 that Valneva Scotland had received two grants worth up to £20 million (approximately €23.9 million) from Scottish Enterprise, Scotland’s national economic development agency, to support research and development relating to the manufacturing processes of our COVID-19 vaccine and our other vaccine candidates. The funds under these grants will be received over three years, beginning in March 2022. Valneva SE will provide a parent guarantee in connection with these grants, and if we fail to comply with the terms of the grants, Scottish Enterprise may stop payments under the grants and require repayment of the funds provided to date.
Risks Related to the Development and Commercialization of Our Product Candidates
Our future success is substantially dependent on the successful clinical development, regulatory approval and commercialization of our product candidates in a timely manner. If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates and our ability to generate product revenue will be adversely affected. Delays in clinical development may also lead to delays in our expected regulatory and commercial timelines, which could materially impact our business plans and our financial projections.
We have invested a significant portion of our time and financial resources in the development of our product candidates. Our business is dependent on our ability to successfully complete development of, obtain regulatory approval for, and, if approved, successfully commercialize our product candidates in a timely manner. We may face unforeseen challenges in our product development strategy, and we can provide no assurances that our product candidates will be successful in clinical trials, will ultimately receive regulatory approval from any or all of the agencies from which we seek such approval, and will be commercially successful in their target markets. Generally, failure to develop a vaccine that we can successfully commercialize could result in the total loss of our investment in its development and consequently could have a significant impact on shareholder value.
Our business is particularly dependent on our ability to obtain regulatory approval for VLA1553, our chikungunya vaccine candidate, on the timelines we expect. On December 23, 2022, we announced completion of the rolling submission of the Biologics License Application, or BLA, for VLA1553 to the FDA. On February 20, 2023, we announced that the FDA had accepted the filing and classified the review as Priority, with a current Prescription Drug User Fee Act, or PDUFA, review goal date at the end of August 2023, subject to progress of the BLA review. If the FDA’s decision regarding the approval of VLA1553 is delayed beyond our expectations, it would have a significant impact on our business plans and our results of operations. A delay could occur because the FDA revokes the Priority designation as a result of our failure to provide requested information according to the FDA’s timelines, or because the review results in a Complete Response Letter, for example due to noncompliance findings following an expected pre-approval inspection of one of our manufacturing facilities or clinical trial sites or due to other major deficiencies. In particular, our financial planning assumes that we may receive a Priority Review Voucher, or PRV, upon approval of VLA1553 by the FDA. A delay in approval by the FDA would impact when we could receive the PRV as well as potentially the resale value of such PRV, or it could prevent us from receiving the PRV altogether, if the delay is such that another company receives approval for its own chikungunya vaccine before we may receive approval for VLA1553. Failure to receive the PRV when expected or at all would have a significant impact on our financial position and results of operations. Finally, we expect that the U.S. Centers for Disease Control’s Advisory Committee for Immunization Practices, or ACIP, may issue recommendations relating to vaccination against chikungunya in February 2024 if VLA1553 has received FDA approval by that time. The scope of such a recommendation from ACIP will influence the commercial success of VLA1553. For example, if ACIP recommends vaccination against chikungunya in a narrower set of circumstances, this would likely decrease the demand for VLA1553 relative to a broader recommendation for vaccination. ACIP meets three times per year and sets its agenda at its discretion, so if the FDA has not approved VLA1553 prior to the February 2024 meeting, it may not be clear at what point ACIP would potentially issue a recommendation following FDA approval. A narrow and/or delayed ACIP recommendation would have a significant impact on the commercialization of VLA1553 and on our financial position and results of operations.

While we have obtained regulatory approval in major markets for three of our products, we may not be able to obtain regulatory approval, at all or in all of the desired markets or for all of the desired labels, of the product candidates we are currently developing or may seek to develop in the future. Neither we nor any current or future collaborator is permitted to market any product candidates in the European Economic Area, or EEA, the United States or any other geographies until we or our collaborators receive regulatory approval from the European Commission, FDA, or applicable regulatory agency. The time required to conduct clinical trials and obtain approval or other marketing authorizations by the European Commission, FDA and other regulatory authorities is unpredictable and typically takes many years and depends upon numerous factors, including the discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.
Prior to obtaining approval to commercialize any product candidate in the EEA, the United States or any other geographies, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the European Medicines Agency, or EMA, FDA or other regulatory authorities, that such product candidate is safe and effective for its intended uses. Results from pre-clinical studies and clinical trials can be interpreted in different ways. Even if we believe that the pre-clinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the European Commission, FDA and other regulatory authorities. Additionally, the EMA, FDA or other regulatory authorities may also require us to conduct additional pre-clinical studies or clinical trials for our product candidates either prior to or post-approval or may object to elements of our clinical development program, requiring their alteration. For example, the FDA and EMA will need to agree to proposed modifications to the Phase 3 clinical trial of our Lyme disease vaccine candidate following Pfizer’s decision as the trial sponsor to discontinue approximately half of the enrolled trial participants as a result of violations of Good Clinical Practice, or GCP, at certain trial sites run by a third party. Modifications to this clinical trial may result in significant additional costs and may result in a delay to the target BLA filing date. Furthermore, in some jurisdictions such as the EU, initiating Phase 3 clinical trials and clinical trials in the pediatric population is subject to a requirement to obtain approval or a waiver from the competent authorities of the EU Member States and/or the EMA. If we do not obtain such approval our ability to conduct clinical trials and obtain marketing authorizations may be impaired and our business may be adversely impacted. Approval by one regulatory authority does not guarantee approval by another regulatory authority on the basis of the same data or at all.
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
Even if we eventually complete clinical testing and receive approval of a BLA or foreign marketing application for our product candidates, the European Commission, FDA or other comparable regulatory authorities may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-market clinical trials. The European Commission, FDA or other comparable regulatory authorities may also provide regulatory approval for a product candidate for a more limited indication or patient population than we originally request, and the European Commission, FDA or other comparable regulatory authorities may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay, inhibit or prevent commercialization of that product candidate and would adversely impact our business and prospects.
In addition, regulations and policies may be added or revised in the EU, the U.S., or other jurisdictions, which may prevent or delay approval of our future product candidates under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain regulatory approvals, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained.
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
Success in pre-clinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Pre-clinical and proof-of-concept studies and Phase 1 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical studies and earlier clinical trials does not ensure that later efficacy trials will be successful, nor does it predict final results of clinical trials and regulatory approval. For example, we cannot guarantee that the ongoing Phase 3 trial of our Lyme disease vaccine candidate will produce efficacy or safety data on par with those of the Phase 1 and 2 trials. There can be significant variability in safety or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Our product candidates may fail to show the desired characteristics in clinical development sufficient to obtain regulatory approval, despite positive results in pre-clinical studies, successful advancement through earlier clinical trials, or initial data that we may publish, which may materially change as clinical trials progress.
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
In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. As an organization, we may be unable to design and execute a clinical trial to support regulatory approval, including conditional approval or emergency use authorization, or EUA, for any given current or future product candidate. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving positive results in pre-clinical testing and earlier clinical trials. Data obtained from pre-clinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy or results of audits of clinical trial partners by regulatory authorities during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.
Clinical product development involves a lengthy and expensive process. We may incur additional costs and encounter substantial delays or difficulties in our clinical trials that could delay or prevent the commercialization of our product candidates.
We may not commercialize, market, promote or sell any product candidate without obtaining marketing approval from the European Commission, FDA or other comparable regulatory authority, and we may never receive such approvals. The time required to obtain approval by the European Commission, FDA and other comparable regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans and will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must complete pre-clinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, is difficult to design and implement, can take many years to complete and is uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. For example, in February 2023 we announced Pfizer’s decision as the trial sponsor to discontinue approximately half of the participants enrolled in the Phase 3 trial of our Lyme disease vaccine candidate as a result of violations of GCP at certain trial sites run by a third party. We and Pfizer intend to work with the relevant regulatory authorities to modify the trial design with the aim of being able to meet the target of filing a BLA in 2025, but we cannot guarantee that the agencies will accept the proposed modifications or that the trial will proceed on schedule despite the acceptance of such modifications. Additionally, any delays arising in the course of the ongoing Phase 3 trial of our Lyme disease vaccine candidate could result in a delay in the overall trial schedule by one year or more due to the limited tick biting season. Any of these delays would increase development costs and could lead to a negative perception of Valneva or VLA15.
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

We may experience numerous unforeseen events prior to, during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including the following:
•inability to generate sufficient pre-clinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;
•delays in reaching a consensus with regulatory authorities on the design or implementation of our clinical trials, or any modification thereto;
•regulators or institutional review boards and ethics committees may prevent us or our investigators from commencing a clinical trial or conducting a clinical trial at a prospective trial site;
•delays in reaching agreement on acceptable terms with prospective clinical research organizations, or CROs, and clinical trial sites;
•delays or failures by us or our manufacturing partners to comply with current GCP, good manufacturing practices, cGMP, or other applicable regulations;
•the number of subjects required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or fail to return for follow-up or we may fail to recruit suitable subjects to participate in a trial;
•difficulty collaborating with investigators;
•failure by our CROs, partners, other third parties, or us to adhere to clinical trial requirements;
•clinical trials of our product candidates may produce negative or inconclusive results;
•imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, concerns with a class of product candidates, after an inspection of our clinical trial operations, trial sites or manufacturing facilities, after review of an IND or amendment, an application for the authorization of a clinical trial or related amendment, or equivalent application or amendment or the finding that the investigational protocol or plan is clearly deficient to meet its stated objectives;
•occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;
•changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;
•changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;
•decisions made by us or requirements imposed by regulators to conduct additional clinical trials or abandon product development programs; or
•disruptions caused by man-made or natural disasters or public health pandemics or epidemics or other business interruptions, including the current COVID-19 pandemic and future outbreaks of the disease, which already caused us to delay initiation of the Phase 3 clinical trial for VLA1553 (chikungunya), and could cause other or additional disruptions.
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
Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:
•be delayed in obtaining marketing approval, or not obtain marketing approval at all;
•obtain approval for indications or patient populations that are not as broad as intended or desired;
•obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•be subject to additional post-marketing testing requirements;
•be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;
•have regulatory authorities withdraw, vary or suspend, their approval of the product or impose restrictions on its distribution in the form of a risk evaluation and mitigation strategy, or REMS, or foreign equivalent;
•be subject to the addition of labeling statements, such as warnings or contraindications;
•become subject to product liability litigation; or
•experience damage to our reputation.

Our product development costs will also increase if we experience delays in testing or obtaining marketing approvals. The risk of increased development costs is more pronounced for our Lyme disease vaccine candidate given that it is currently in Phase 3 clinical trials and following Pfizer’s decision as the trial sponsor to discontinue approximately half of the enrolled trial participants as a result of violations of GCP at certain trial sites run by a third party. We do not know whether any of our pre-clinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all. Any inability to successfully complete pre-clinical and clinical development could result in additional costs to us or impair our ability to generate revenue from future product sales or other sources.
The European Commission, FDA and other regulatory authorities have discretion in the approval process, and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by the European Commission, FDA or any other regulatory authority. Further, we or our partners, the competent authorities of individual EEA countries, the FDA or other regulatory authorities or an institutional review board or ethics committee may suspend our clinical trials at any time if it appears that we or our collaborators are failing to conduct a trial in accordance with regulatory requirements, including the FDA’s current GCP regulations, equivalent regulations in the EEA or other foreign countries or that we are exposing participants to unacceptable health risks, or if the competent authorities of individual EEA countries, FDA or other regulatory authorities find deficiencies in our investigational new drug applications, or INDs, or our applications for the authorization of clinical trials, respectively, or the conduct of these trials. Moreover, we may not be able to file INDs or applications for the authorization of clinical trials to commence additional clinical trials on the timelines we expect because our filing schedule is dependent on further pre-clinical and manufacturing progress. Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be negatively impacted, and our ability to generate revenue from our product candidates may be delayed.
Enrollment and retention of subjects in clinical trials is an expensive and time-consuming process and could be delayed, made more difficult or rendered impossible by multiple factors outside our control.
Identifying and qualifying subjects in a timely manner to participate in our clinical trials is critical to our success. We are developing VLA15 for Lyme disease and VLA1553 for chikungunya, and we intend to develop other vaccine candidates in the future. We may encounter difficulties in enrolling subjects in our clinical trials and such difficulties may delay or prevent development, approval and commercialization of our product candidates. Even once enrolled, we may be unable to retain a sufficient number of subjects to complete any of our trials. Subject enrollment and retention in clinical trials depends on many factors, including the nature of the trial protocol, the existing body of safety and efficacy data, the number and nature of competing vaccines already in the market and ongoing clinical trials of competing vaccine candidates for the same indication, the proximity of subjects to clinical sites and the eligibility criteria for the trial. In addition, enrollment and retention of subjects in clinical trials could be disrupted by man-made or natural disasters, or public health pandemics or epidemics or other business interruptions, including the current COVID-19 pandemic and future outbreaks of the disease. In addition, public perception of a specific clinical trial or of vaccine safety issues may adversely influence willingness of subjects to participate in clinical trials. Additionally, granted EUAs may saturate the marketplace prior to our advancement or commercialization, as allowed, for any of the vaccine areas in which we are developing products. We may also face particular challenges in enrolling subjects in clinical trials of VLA15 due to the seasonal nature of Lyme disease. We only have a short window each year in which to fully enroll subjects in a VLA15 clinical trial, and failure to enroll an adequate number of subjects, or any other delays in enrollment, could cause substantial delay in our VLA15 clinical program, as it could force us to wait another year for the applicable enrollment window for this disease.
Any negative results we or other study sponsors may report in clinical trials of our product candidates may make it difficult or impossible to recruit and retain subjects in other clinical trials of that same product candidate. For example, our announcement of Pfizer’s decision as the trial sponsor to discontinue approximately half of the enrolled VLA15 Phase 3 trial participants as a result of violations of GCP at certain trial sites run by a third party may make ongoing recruitment for this trial at other sites more difficult. Delays or failures in planned subject enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop our product candidates or could render further development impossible. In addition, we may rely on CROs and clinical trial sites to ensure proper and timely conduct of our current and future clinical trials and, while we intend to enter into agreements governing their services, we will be limited in our ability to ensure their actual performance, including adherence to GCP, and any issues with their performance could have substantial negative effects on our clinical development programs.
We are subject to various ongoing risks following the development of our COVID-19 vaccine. Any of these risks could negatively impact our business and results of operations.
In April 2020, we announced our intent to develop VLA2001, a vaccine against the SARS-CoV-2 virus that causes COVID-19. In order to facilitate the development and manufacture of VLA2001, we entered into a number of agreements and made other strategic decisions which have significantly impacted and, despite the fact that we have suspended manufacturing of VLA2001 and do not anticipate further COVID-related activity, will continue to impact our business.
In September 2020, we entered into a supply agreement, or the UK Supply Agreement, with the government of the United Kingdom, pursuant to which the UK Government would provide up-front investment in the development of the vaccine and the scale-up of our manufacturing facilities, notably the construction of our Almeida manufacturing facility in Scotland. On September 13, 2021, we received notice of the UK Government’s intent to terminate the UK Supply Agreement, and on June 15, 2022, we entered into a settlement agreement with the UK Government to resolve certain matters relating to our respective obligations following the termination of the UK Supply Agreement. Certain of our obligations under the UK Supply Agreement survive its termination. See “Item 10.C—Material Contracts—UK Supply Agreement” for further details.
In November 2021, we entered into an advance purchase agreement, or the EC APA, with the European Commission, or EC, pursuant to which the EU Member States agreed to purchase up to 60 million doses of VLA2001 over two years. The EC APA included a provision allowing for termination of the EC APA if VLA2001 had not received a marketing authorization from the European Medicines Agency by April 30, 2022, and on May 13, 2022, we received a notice from the EC of its intent to terminate the EC APA on this basis. We entered into an amendment to the EC APA on July 29, 2022, under which five EU Member States ordered a total of 1.25 million doses which have now been delivered. We received advance payments totaling €116.9 million from the EU Member States and are not required to repay these advance payments if they were spent or committed prior to May 13, 2022. We have submitted documentation of our use of these advance payments as required by the EC APA and do not anticipate that we will be required to repay any of these amounts. However, the EU Member States are continuing to review our documentation, and we cannot completely exclude the possibility that they may question our spending or commitment of the advance payments. As a result, we cannot completely exclude the possibility that we may have to repay some of these amounts. However, we have assessed this possibility as remote.
In November 2021, we entered into an agreement, or the IDT Agreement, with IDT Biologika, or IDT, pursuant to which IDT would manufacture the bulk drug substance of VLA2001. As a result of the significant reduction in orders from EU Member States in the amended EC APA, on September 16, 2022, we announced that we had terminated the IDT Agreement and would pay IDT up to €36.2 million in cash and the equivalent of €4.5 million in kind, in the form of specified equipment purchased by Valneva.
In February 2022, we announced that Valneva Scotland was awarded two grants worth up to £20 million (approximately €23.9 million) from Scottish Enterprise, Scotland’s national economic development agency, to support research and development relating to the manufacturing processes of VLA2001 and our other vaccine candidates. Payments under these grants will be possible over three years, until March 2025. If we fail to comply with the terms of the grants, Scottish Enterprise may stop payments under the grants and require repayment of the funds provided up to that time, for which Valneva SE has provided a parent guarantee. Notably, the terms of the grants include requirements relating to employees at our Livingston site, which is one of the sites most impacted by the reshaping of our operations following the amendment to the EC APA, as discussed further below. As of the date of this Annual Report, we have received €5.1 million (£4.3 million) of grant funds from Scottish Enterprise. We do not currently anticipate that we will be required to repay any of these funds but cannot exclude the possibility that further changes to our business and operations in Scotland may lead Scottish Enterprise to consider that such repayment is necessary.
We announced in August 2022 that we had suspended manufacturing of VLA2001. We built our new Almeida manufacturing facility at our site in Livingston intending that it would be used, in the first instance, for the manufacture of VLA2001. We are evaluating whether we will be able to repurpose the facility for the manufacture of IXIARO and, if approved, our chikungunya vaccine candidate. If we are unable or unwilling, for any reason, to use the Almeida facility for our own purposes, we will need to find customers who would outsource their manufacturing to us or to sell the facility to a third party. Both of these possibilities would require significant time and attention from management, and there can be no guarantee that we will be able to find potential customers or buyers for the facility, or that we will be able to agree on satisfactory terms with such potential customers or buyers. If we are unable to use or sell the Almeida facility or its equipment, this would have a significant impact on our business and results of operations.
We decided to re-shape our operations following the decision to suspend manufacturing of VLA2001. This will result in a reduction of 20-25% of the workforce we had at the beginning of 2022. We have initiated a first phase of this reduction in workforce, and a second phase will follow in the first half of 2023. These plans are subject to ongoing discussions with local works councils, and we cannot exclude the possibility that plans could be delayed or altered as a result of these discussions. Such delays or alterations could impact our business and results of operations.
Although we received approvals for VLA2001 from four regulatory bodies, we have been unable to make VLA2001 a commercial success. Because we had already purchased most of the materials needed to fulfil the original order volume from the EU Member States and had manufactured a substantial number of doses prior to suspending manufacturing of VLA2001, we have a significant amount of inventory of VLA2001 doses remaining. Although we are still actively seeking to sell these remaining doses, we may ultimately be unable to sell them. We have taken the decision to write off €176.9 million of remaining VLA2001 inventory as of December 31, 2022, as described further in the notes to our financial statements filed with this Annual Report.
Additionally, we continue to have obligations to regulatory agencies relating to the marketing authorizations that we have received for VLA2001. Although we have stopped recruitment on our ongoing VLA2001 clinical trials, these trials continue to generate data that we will report to the regulatory agencies. We also have an ongoing obligation to report information about safety to the agencies pursuant to pharmacovigilance requirements applicable to all pharmaceutical products. These obligations will continue to require time and expense, and failure to comply with these obligations could lead to other consequences from the regulatory agencies.
Finally, our stock price has historically reacted to news about our COVID-19 vaccine program. Further updates regarding this program may prompt further changes to our stock price and overall shareholder value.

The development of additional product candidates is risky and uncertain, and we can provide no assurances that we will be able to successfully develop additional vaccines for other diseases.
A core element of our business strategy, particularly in 2023, is to expand our product pipeline. Following the FDA’s acceptance in February 2023 of the BLA for our chikungunya vaccine candidate for review and given that the Phase 3 clinical trial of our Lyme disease vaccine candidate is ongoing, we are evaluating the possibilities for the other clinical and preclinical candidates in our pipeline as well as the possibilities for acquiring candidates from third parties. Efforts to identify, acquire or in-license, and then develop product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our efforts may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development, approved products or commercial revenue for many reasons, including the following:
•the methodology used may not be successful in identifying potential product candidates;
•competitors may develop alternatives that render any product candidates we develop obsolete;
•a product candidate may be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
•diseases we may target may cease to be a public health concern;
•a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•a product candidate may not be accepted as safe and effective by physicians, patients, the medical community or third-party payors.
We have limited financial, manufacturing and management resources and, as a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater market potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in circumstances under which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. In addition, we may not be successful in replicating our approach to development for other disease indications. If we are unsuccessful in identifying and developing additional product candidates or are unable to do so, our business and shareholder value may be harmed.
Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential or result in significant negative consequences following any potential marketing approval.
During the conduct of clinical trials, subjects report changes in their health, including illnesses, injuries and discomforts, to their physician. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions. If subjects in our clinical trials experience any side effects, and if regulatory authorities determine that such side effects are being caused by our vaccine candidates, they may require additional testing to confirm these determinations.
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
We currently focus our efforts on commercialization of our approved products, IXIARO and DUKORAL for prevention of Japanese encephalitis and cholera, respectively, as well as development of our product candidates for the prevention of chikungunya and Lyme disease. Our estimated market opportunity, pricing estimates and available coverage and reimbursement may differ significantly from the actual market addressable by our products and product candidates. Our estimates with respect to market opportunity are based on our beliefs, assumptions and analyses. These estimates have been derived from a variety of sources, including the scientific literature, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of the diseases we are targeting. The number of patients may turn out to be lower than expected. In addition, the disease for which we are developing a product vaccine may cease to be a public health concern. Likewise, the potentially addressable patient population for each of our products or product candidates may be limited or may not be receptive to receiving our vaccines or vaccine candidates, and new patients may become increasingly difficult to identify or access. This may be due in part to reputational challenges that the vaccine industry is facing related to the growing momentum of the anti-vaccine movement in some regions or a distrust of vaccines against certain diseases or of the adjuvants contained in our vaccines. For example, there has been some negative public perception of Lyme disease vaccines as a result of the Lyme disease vaccine LYMErix, which was marketed by Smith Kline Beecham Biologicals and discontinued due to lack of market access and safety concerns, although its benefit/risk profile was confirmed by an FDA advisory committee even post-approval. If the market opportunities for our products or product candidates are smaller than we estimate, it could have an adverse effect on our business, financial condition, results of operations and prospects. Similarly, if the estimates and forecasts of investment analysts regarding the market for one of our product candidates differ significantly from the actual addressable market, there could be an impact on Valneva’s valuation and on the trading price of our ordinary shares and ADSs.
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
The biotechnology and pharmaceutical industries are subject to intense competition and rapid and significant technological change. We have many potential competitors, including major pharmaceutical companies, specialized biotechnology firms, academic institutions, government agencies and private and public research institutions. Many of our competitors have significantly greater financial and technical resources, experience and expertise in:
•research and development;
•pre-clinical testing;
•designing and implementing clinical trials;
•regulatory processes and approvals;
•production and manufacturing; and
•sales and marketing of approved products.
Principal competitive factors in our industry include:
•the quality and breadth of an organization’s technology;
•management of the organization and the execution of the organization’s strategy;
•the skill and experience of an organization’s employees and its ability to recruit and retain skilled and experienced employees;
•an organization’s intellectual property portfolio;
•the capabilities of an organization throughout the product pipeline, from target identification and validation to discovery and development to manufacturing and marketing; and
•the availability of substantial capital resources to fund discovery, development and commercialization activities.
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
We are aware of companies with vaccine candidates for Japanese encephalitis vaccines (such as Substipharm’s IMOJEV), cholera (such as Emergent’s Vaxchora, which Bavarian Nordic expects to acquire and is currently available in the U.S. and a limited number of European markets), each as described further in Item 4 of this Annual Report. If and when these vaccines are available in the markets in which we compete, sales of our vaccines will be adversely affected. Competition is the primary factor affecting our prices outside the United States. We are also aware of companies with active vaccine development programs for Lyme disease and chikungunya. Even if a manufacturer obtains an EUA or regulatory approval for a vaccine, it is likely that competitors will continue to work on new products that could be more efficacious and/or less expensive. Vaccines under development by competitors, including development programs of which we are not aware, may be more effective or further along in the development and regulatory approval process than our vaccine candidates. Even if our vaccine candidates receive EUA or regulatory approval, they may not achieve significant sales if other, more effective vaccines under development by our competitors are also approved.
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
Even if any product candidates receive marketing approval, they may fail to achieve market acceptance by physicians, patients, third-party payors, government officials or others in the medical community necessary for commercial success.
Even if any product candidates receive marketing approval, they may fail to gain market acceptance by physicians, patients, third-party payors, government officials and others in the medical community. For example, our COVID-19 vaccine received four marketing approvals but ultimately was not a commercial success due to lack of interest from potential government purchasers. If such product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including but not limited to:
•the convenience and ease of administration compared to alternative vaccines and therapies;
•the existence of alternative therapies;
•the public perception of new therapies and the reputational challenges that the vaccine industry is facing related to the growing momentum of the anti-vaccine movement in some regions (including, in the case of COVID-19 vaccines, possible future opposition to multiple rounds of vaccination even among those who have already received a primary vaccination);
•the prevalence and severity of adverse side effects;
•the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•the efficacy, safety profile and potential advantages compared to alternative vaccines and therapies;
•the effectiveness of sales and marketing efforts;
•the cost of the vaccine in relation to alternative vaccines and therapies;
•our ability to offer such product for sale at competitive prices;
•the strength of marketing and distribution support;
•the availability of third-party coverage and adequate reimbursement, and patients’ willingness to pay out-of-pocket in the absence of third-party coverage or adequate reimbursement;
•the prevalence and severity of any side effects; and
•any restrictions on the use of the product together with medications.
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
Our currently approved products, and any future products we commercialize, if any, are subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record keeping, applicable product tracking and tracing requirements, and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates may also be subject to a REMS or foreign equivalents or contain requirements for potentially costly post-marketing testing, including Phase 4 trials, and surveillance to monitor the quality, safety and efficacy of the product. Such regulatory requirements may differ from country to country depending on where we receive regulatory approval. Regulators may also subsequently limit or revise the indicated uses for which the product was originally marketed, which could significantly impact our sales. For example, the agency supervising pharmaceutical products in Canada, which is our principal market for DUKORAL, contacted us in July 2021 to request further information in support of DUKORAL’s indications and labeling. While this matter has been resolved, if DUKORAL’s indications or labeling were to change significantly in Canada or elsewhere in the future, this could have a significant negative impact on our sales which in turn could result in the product no longer being economically viable.
In addition, biopharmaceutical manufacturers and their facilities are subject to ongoing review and periodic inspections by the competent authorities of individual EEA countries, FDA or other comparable regulatory authorities for compliance with applicable regulatory requirements, including with cGMP requirements and with commitments made in the NDA, BLA or other application for regulatory approval. For example, our Livingston manufacturing facility will be subject to a pre-approval inspection by the FDA in connection with the BLA for our chikungunya vaccine candidate. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or if a regulatory authority disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us. These restrictions could include requesting a recall or requiring withdrawal of the product from the market, suspension of manufacturing or suspension, variation or withdrawal of the related approval.
If we fail or a third party fails to comply with applicable regulatory requirements for our products or any of our product candidates that receive regulatory approval in the future, a regulatory authority may:
•issue an untitled letter or warning letter asserting that we are in violation of the law;
•seek an injunction or impose administrative, civil or criminal penalties or monetary fines;
•suspend, vary or withdraw regulatory approval;
•suspend or vary any ongoing clinical trials;
•refuse to approve a pending BLA or comparable foreign application for regulatory approval or any supplements thereto submitted by us or our partners;
•restrict the labeling, distribution, marketing or manufacturing of the product or clinical trial material;
•seize or detain the product or otherwise require the withdrawal of the product from the market or product recalls;
•require conduct of additional post-marketing studies or clinical trials;
•refuse to permit the import or export of product candidates; or
•refuse to allow us to enter into supply contracts, including government contracts.

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
We may be liable if regulatory enforcement agencies determine we have engaged in the off-label promotion of our products, pre-approval promotion of our product candidates or disseminated false or misleading labeling, advertising or promotional materials.
Our promotional activities, materials and training methods must comply with applicable laws and regulations, including laws and regulations prohibiting marketing claims that promote the off-label use of our products or that omit material facts or make false or misleading statements about the safety or efficacy of our products. We are responsible for training our marketing and sales force against promoting our product candidates for off-label use. However, in the United States, the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. Therefore, physicians may use our products off-label if deemed appropriate in their independent medical judgment. Certain other countries also do not restrict or regulate a physician’s choice of treatment within the practice of medicine. A regulatory agency also could conclude that a claim is misleading if it determines that there are inadequate nonclinical and/or clinical data supporting the claim, or if a claim fails to reveal material facts about the safety or efficacy of our products. Additionally, a regulatory agency could claim that we have engaged in pre-approval promotion of a product candidate. Although our policy is to refrain from statements that could be considered off-label promotion of our products, pre-approval promotion of our product candidates, or false or misleading claims, a regulatory agency could disagree with the manner in which we advertise and promote our products or communicate about our product candidates. If a regulatory agency in the United States or certain other countries determines that our promotional activities or advertising materials promote an off-label use or make false or misleading claims, or that our communications about product candidates constitute pre-approval promotion, it could request that we modify our promotional materials, training content or other communications or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fines and criminal penalties. In the case of a claim of pre-approval promotion, these consequences could result in a delay in the review of any dossiers we have submitted for regulatory review and approval. Equivalent limitations and penalties are provided in the EU, both at the EU level and at the national level in individual EU Member States.
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
Our future profitability will depend, in part, on our ability to continue to commercialize our products and, if approved, our product candidates, in markets in Europe, the United States and other countries where we maintain commercialization rights. As we continue to commercialize our products and begin to commercialize our product candidates, if approved, in multiple markets, we are subject to additional risks and uncertainties, including:
•foreign currency exchange rate fluctuations and currency controls;
•economic weakness, including inflation and rising interest rates, or political instability in particular economies and markets;
•potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;
•the burden of complying with complex and changing regulatory, tax, accounting and legal requirements, many of which vary between countries;
•different medical practices and customs in multiple countries affecting acceptance of drugs in the marketplace;
•differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;
•tariffs, trade barriers, import or export licensing requirements or other restrictive actions;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•workforce uncertainty in countries where labor unrest is common;
•reduced or loss of protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics; and
•becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations.
The scale of these risks and uncertainties may expand if we are able to commercialize VLA2001 in markets where we have not previously done business.
In addition, due to the conflict between Russia and Ukraine, the United States, European Union, and other jurisdictions have imposed various sanctions against Russia and Belarus. The military conflict and the retaliatory measures that have been taken, or could be taken in the future, by the U.S., European Union, and other jurisdictions against Russia and Belarus have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect our business. Any or all of these actions, as well as actions such as cyber-attacks by state-sponsored or non-state actors, could disrupt our operations and supply chain and adversely affect our ability to conduct and analyze ongoing and future clinical trials of our product candidates. Additionally, concerns about security and any increase in the cost of travel resulting from the rising cost of fuel could further limit the recovery of the travel industry in the context of the COVID-19 pandemic. Any of these results could materially harm our business.

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
We have in the past and may in the future enter into agreements or engage in strategic collaborations in order to advance our business strategy. For example, in April 2020 we entered into a research collaboration and license agreement with Pfizer in connection with VLA15, our Lyme disease vaccine candidate. Pursuant to this agreement, Pfizer will lead late-stage development of the vaccine candidate, including the Phase 3 clinical trial, and have sole control over its commercialization.
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
Our current and future collaborations and licenses could subject us to a number of risks, including the following:
•we may be required to undertake the expenditure of substantial operational, financial and management resources, including expenditure beyond the amount originally agreed;
•we may be required to issue equity securities that would dilute our shareholders’ percentage ownership of our company;
•business combinations or significant changes in a strategic collaborator’s business strategy may adversely affect a strategic collaborator’s willingness or ability to complete its obligations under any arrangement;
•disputes may arise between us and our strategic collaborators that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources;
•strategic collaborators may delay or encounter unanticipated problems with clinical trials, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new version of a product candidate for clinical testing;
•we may be required to assume substantial actual or contingent liabilities;
•we may not be able to control the amount and timing of resources that our strategic collaborators devote to the development or commercialization of our product candidates;
•we may not have the right to control the preparation, filing, prosecution and maintenance of patents and patent applications covering the technology that we license, and we cannot always be certain that these patents and patent applications will be prepared, filed, prosecuted and maintained in a manner consistent with the best interests of our business;
•strategic collaborators may select indications or design clinical trials in a way that may be less successful than if we were doing so;
•strategic collaborators may not pursue further development and commercialization of products resulting from the strategic collaboration arrangement or may elect to discontinue research and development programs;
•strategic collaborators may not commit adequate resources to the marketing and distribution of our product candidates, limiting our potential revenue from these products;
•strategic collaborators may experience financial difficulties;
•strategic collaborators may not properly maintain, enforce or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

•strategic collaborators could decide to move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and
•strategic collaborators could terminate the arrangement or allow it to expire, which would delay the development and may increase the cost of developing our product candidates.
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
Even if we successfully commercialize any of our vaccine candidates, either alone or in collaboration, we face uncertainty with respect to pricing, third-party reimbursement and healthcare reform, all of which could adversely affect any commercial success of our vaccine candidates.
Market acceptance and sales of any vaccine candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and other private health insurers. Therefore, our ability to collect revenue from the commercial sale of our vaccines may depend on our ability, and that of any current or potential future collaboration partners or customers, to obtain adequate levels of approval, coverage and reimbursement for such products from third-party payors such as:
•government health administration authorities such as the Advisory Committee for Immunization Practices of the Centers for Disease Control and Prevention;
•private health insurers;
•managed care organizations;
•pharmacy benefit management companies; and
•other healthcare related organizations.
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
Third-party payors are increasingly challenging the prices charged for medical products and may deny coverage or offer inadequate levels of reimbursement if they determine that a prescribed product has not received appropriate clearances from the European Commission, FDA, or other regulatory authorities; is not used in accordance with cost-effective treatment methods as determined by the third-party payor; or is experimental, unnecessary or inappropriate. Prices could also be driven down by managed care organizations that control or significantly influence utilization of healthcare products. Outside the United States, pricing of competitive products by third parties is the biggest driver of the prices of our products. In the United States, we may be significantly adversely affected if the federal pricing rules change requiring a greater discount than the current minimum of 24% compared to non-federal average manufacturer price for products listed on the federal supply schedule.
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
Many EU Member States periodically review their reimbursement procedures for medicinal products, which could have an adverse impact on reimbursement status. We expect that legislators, policymakers and healthcare insurance funds in the EU Member States will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some European countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States.
In December 2021, Regulation No 2021/2282 on Health Technology Assessment, amending Directive 2011/24/EU, was adopted in the EU. This Regulation, which entered into force in January 2022 and will apply as of January 2025, is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The Regulation foresees a three-year transitional period and will permit EU Member States to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected.
Legislators, policymakers and healthcare insurance funds in the EU may continue to propose and implement cost-containing measures to keep healthcare costs down; particularly due to the financial strain that the COVID-19 pandemic has placed on national healthcare systems of the EU Member States. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of EU and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.
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
Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities and damage our reputation and could limit commercialization of any product candidate that we may develop as well as continued commercialization of our current products.
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
To date, we have obtained product liability insurance with a coverage amount of €35 million per claim per year. Our product liability insurance will need to be adjusted in connection with the commercial sales of our products and our product candidates, and may be unavailable in meaningful amounts or at a reasonable cost. Our insurance coverage may not be sufficient to cover any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A successful product liability claim, or series of claims, brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.
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
Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities, loss of any potential marketing advantage of being early to market and increased clinical trial costs. The speed with which we begin and complete our pre-clinical studies, clinical trials and applications for marketing approval will depend on several factors, including the following:
•regulatory agency review and approval of proposed clinical trial protocols;

•approval of clinical trials protocols and informed consent forms by institutional review boards responsible for overseeing the ethical conduct of the trial, or positive ethics committee opinions, as part of the single decision on the authorization of a clinical trial issued by EU Member States including input from the national competent authorities and ethics committee;
•the rate of participant enrollment and retention, which is a function of many factors, including among others the size of the participant population, the proximity of participants to clinical sites, the eligibility criteria for the clinical trial and the nature of the protocol;
•unfavorable test results or side effects experienced by clinical trial participants;
•analysis of data obtained from pre-clinical and clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit, result in the suspension, variation, or termination of, or prevent further conduct of clinical studies or regulatory approval;
•the availability of skilled and experienced staff to conduct and monitor clinical trials and to prepare the appropriate regulatory applications;
•compliance with GCP and other applicable regulations by CROs and personnel conducting a clinical trial; and
•changes in the policies of regulatory authorities for drug or vaccine approval during the period of product development.

We may not be permitted to continue or commence additional clinical trials. Regulatory agencies may require us or our collaborators to delay, restrict or discontinue clinical trials on various grounds, including a finding that the participants are being exposed to an unacceptable health risk or as a result of non-compliance with applicable regulations such as GCP. We also face the risk that the results of our clinical trials may be inconsistent with the results obtained in pre-clinical studies or clinical trials of similar products or that the results obtained in later phases of clinical trials may be inconsistent with those obtained in earlier phases. A number of companies in the biotechnology and product development industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing.
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
VLA1553 (chikungunya) has received PRIME designation from the EMA. The PRIME scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products that may offer a major therapeutic advantage over existing treatments or benefit patients without treatment options, reviewed under the centralized procedure. PRIME designation does not change the standards for product approval or ensure that the product will receive marketing approval at all or within any particular timeframe. We may seek PRIME designation for other vaccine candidates in the future. If we do seek PRIME designation for our other vaccine candidates, we may not receive it, and even if we receive PRIME designation, we may not experience a faster development process, review or approval compared to conventional EMA procedures.
VLA15 (Lyme disease) and VLA1553 both received Fast Track designation from the FDA, and VLA1553 was granted Priority Review upon the FDA’s acceptance in February 2023 of our BLA filing. Fast Track designation may be available to help expedite the development or approval process for a drug that is intended for the treatment of a serious or life-threatening condition and that demonstrates the potential to address an unmet medical need for this condition. Fast Track designation does not change the standards for product approval or ensure that the product will receive marketing approval at all or within any particular timeframe. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures. Thus, although VLA15 has received Fast Track designation, there is no guarantee that this designation will result in a faster or more successful development or review process or in ultimate approval of either product candidate by the FDA. Additionally, we may also seek Fast Track designation for our other vaccine candidates. If we do seek Fast Track designation for our other vaccine candidates, we may not receive it, and even if we receive Fast Track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures.

Finally, we are seeking approval for the FDA’s accelerated approval pathway for VLA1553 and may seek such approval for other vaccine candidates in the future. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA approval.
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
The European Union provides opportunities for data and market exclusivity related to marketing authorizations. Upon receiving a marketing authorization, innovative medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the European Union from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar marketing authorization application can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the European Union until 10 years have elapsed from the initial marketing authorization of the reference product in the European Union. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the European Union’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.

In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate preclinical or clinical trials must be provided in support of an application for marketing authorization. Guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological product.
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
These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our product candidates, if approved. Restrictions under applicable U.S. federal, state and foreign healthcare laws and regulations include, but are not limited to, the following:
•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under any U.S. federal healthcare program, such as Medicare and Medicaid. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers, and formulary managers, on the other. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•the U.S. federal civil and criminal false claims, including the civil False Claims Act, which can be enforced through civil whistleblower or qui tam actions, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. Pharmaceutical manufacturers can cause false claims to be presented to the U.S. federal government by engaging in impermissible marketing practices, such as the off-label promotion of a product for an indication for which it has not received FDA approval. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
•the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, which also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy and security of individually identifiable health information of covered entities subject to the rule, such as health plans, healthcare clearinghouses and certain healthcare providers as well as their business associates, independent contractors of a covered entity that perform certain services involving the use or disclosure of individually identifiable health information on their behalf, and their subcontractors that use, disclose or otherwise process individually identifiable health information;
•the Federal Food Drug and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
•the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members; and
•similar healthcare laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state laws that require the reporting of information relating to drug and biologic pricing; state and local laws that require the registration of pharmaceutical sales representatives and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts. Outside the United States, interactions between pharmaceutical companies and healthcare professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. These laws may include the French “Bertrand Law”, French Ordinance n° 2017-49 of January 19, 2017 and Decree No. 2020-730 of June 15, 2020 relating to benefits offered by persons manufacturing or marketing health products or services, and the UK’s Bribery Act 2010, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers or any company providing services related to their products that may be broader in scope than the federal requirements. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.
Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations is and will continue to be costly. It is possible that governmental authorities will conclude that our business practices, including our relationships with physicians and other healthcare providers, may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in U.S. government-funded healthcare programs, such as Medicare and Medicaid, or comparable foreign programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations.
Even if resolved in our favor, litigation or other legal proceedings relating to healthcare laws and regulations may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares and ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, manufacturing, sales, marketing or distribution activities. Uncertainties resulting from the initiation and continuation of litigation or other proceedings relating to applicable healthcare laws and regulations could have an adverse effect on our ability to compete in the marketplace. Further, if the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant civil, criminal or administrative sanctions, including exclusions from U.S. government-funded healthcare programs.
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
In the United States, the European Union and some foreign jurisdictions, there have been, and we expect there will continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both governmental and private payors in the United States. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include:
•an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, which is apportioned among these entities according to their market share in certain government healthcare programs;
•a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
•an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;
•a methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and
•establishment of the Center for Medicare & Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.
There have been executive, judicial and congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how any such healthcare reform measures of the Biden administration will impact the ACA and our business.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and through subsequent legislation will remain in effect through 2031. However, COVID-19 relief support legislation suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In addition, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several types of providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015, which established a quality payment program, also referred to as the Quality Payment Program. The Quality Payment Program has two tracks, one known as the merit-based incentive payment system for providers in the fee-for service Medicare program, and the advanced alternative payment model for providers in specific care models, such as accountable care organizations. At this time, the full impact to overall physician reimbursement as a result of the introduction of the Medicare Quality Payment Program remains unclear.
Further, in the United States there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, Presidential executive orders, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug and biological product pricing, reduce the cost of prescription drugs and biological products under government payor programs and review the relationship between pricing and manufacturer patient programs. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. Additionally, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for biosimilars, including the standards for interchangeability of biological products, facilitate the development and approval of biosimilar and interchangeable products, clarify existing requirements and procedures related to the review and submission of BLAs, and identify and address any efforts to impede biosimilar competition.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs, biological products and suppliers will be included in their healthcare programs. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.
We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our current or any future product candidates or additional pricing pressures. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing or new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our current or any future product candidates we may develop may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability. Further, any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.
In some countries, the proposed pricing for a biopharmaceutical product must be approved before it may be lawfully marketed. In addition, in certain foreign markets, the pricing of biopharmaceutical products is subject to government control and reimbursement may in some cases be unavailable. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product, it may refuse to reimburse a product at the price set by the manufacturer or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.
Moreover, in the EEA some countries require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment, or HTA process, which is currently governed by the national laws of the individual EU Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On January 31, 2018, the European Commission adopted a proposal for a regulation on health technologies assessment. The proposed regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. In December 2021 the HTA Regulation was adopted and entered into force on 11 January 2022. It will apply from 2025.
There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, biopharmaceutical products launched in the European Union do not follow price structures of the United States and generally tend to have significantly lower prices.
In addition, the policies of the FDA, the competent authorities of the EU Member States, the EMA, the European Commission and other comparable regulatory authorities with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each EU Member State, leading to a single decision for each EU Member State. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all EU Member States concerned, and a separate assessment by each EU Member State with respect to specific requirements related to its own territory, including ethics rules. Each EU Member State’s decision is communicated to the sponsor via the centralized EU portal. Once the clinical trial approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials in relation to which application for approval was made on the basis of the Clinical Trials Directive before January 31, 2022, the Clinical Trials Directive will continue to apply on a transitional basis for three years. Additionally, sponsors could choose to submit a clinical trial application under either the Clinical Trials Directive or the CTR until January 31, 2023 and, if authorized, those will be governed by the Clinical Trials Directive until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.
It is currently unclear to what extent the UK will seek to align its regulations with the EU in the future. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). However, the Retained EU Law (Revocation and Reform) Bill published in late 2022 which is intended to remove all EU-derived legislation from the UK statute book by the end of 2023, may result in a divergence of approach between the EU and the UK.
On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closed on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The outcome of the consultation will be closely watched and will determine whether the UK chooses to align with the regulation or diverge from it to maintain regulatory flexibility. A decision by the UK not to closely align its regulations with the new approach that will be adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization in the EU for our product candidates on the basis of clinical trials conducted in the UK.
If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.

We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect our business, results of operations and financial condition.
We are subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United States, and authorities in the European Union and the United Kingdom, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the trade control laws. Specifically, as a result of the Russian invasion of Ukraine in February 2022, the United States, the European Union, and the United Kingdom adopted a series of financial and trade sanctions in relation to Russia and Russian listed citizens and entities. We expect an increase in the number of sanctions regulations against Russia for 2023.
Exports of our products and product candidates must be made in compliance with these laws and regulations. In some cases, certain licensing, authorization, or reporting requirements may need to be performed. In addition, these laws may restrict or prohibit altogether the supply of certain of our products or product candidates to certain governments, persons, entities, countries, and territories. Changes in our products and product candidates or changes in applicable export or import laws and regulations may create delays in the introduction or provision of our products and product candidates in other jurisdictions, prevent others from using our products and product candidates or, in some cases, prevent the export or import of our products and product candidates to certain countries, governments or persons altogether. Any limitation on our ability to export or provide our products and product candidates could adversely affect our business, financial condition and results of operations.
We are also subject to anti-corruption laws of the United States and other applicable jurisdictions. The Foreign Corrupt Practices Act, or FCPA, prohibits companies and their employees, third-party intermediaries, and other associated persons from paying, offering, authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to obtain or retain business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.
Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the biopharmaceutical industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials.
French anti-corruption laws also prohibit acts of bribery and influence peddling:
•Article 433-1-1° of the French Criminal Code (bribery of domestic public officials);
•Article 433-1-2° of the French Criminal Code (influence peddling involving domestic public officials);
•Article 434-9 of the French Criminal Code (bribery of domestic judicial staff);
•Article 434-9-1 of the French Criminal Code (influence peddling involving domestic judicial staff);
•Articles 435-1 and 435-3 of the French Criminal Code (bribery of foreign or international public officials);
•Articles 435-7 and 435-9 of the French Criminal Code (bribery of foreign or international judicial staff);
•Articles 435-2, 435-4, 435-8 and 435-10 of the French Criminal Code (active and passive influence peddling involving foreign or international public officials and foreign or international judicial staff);
•Articles 445-1 and 445-2 of the French Criminal Code (bribery of private individuals); and

•French Law n°2016-1691 of December 9th, 2016 on Transparency, the Fight Against Corruption and the Modernization of the Economy (Sapin 2 Law), which provides for numerous new obligations for large companies such as the obligation to draw up and adopt a code of conduct defining and illustrating the different types of behavior to be proscribed as being likely to characterize acts of corruption or influence peddling, to set up an internal warning system designed to enable the collections of reports from employees relating to the existence of conduct or situations contrary to the company’s code of conduct, to set up accounting control procedures, whether internal or external, designed to ensure that the books, registers and accounts are not used to conceal acts of corruption or influence peddling, to set up a disciplinary system for sanctioning company employees in the event of a breach of the company’s code of conduct or a system for monitoring and evaluating the measures implemented.

There is no assurance that we will be effective in ensuring compliance by our employees, representatives, contractors, business partners, and agents, with all applicable anti-corruption laws, including the FCPA, the French anti-corruption laws or other applicable legal requirements, including trade control laws. If we are not in compliance with the FCPA, the French anti-corruption laws and other anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, the French anti-corruption laws, other anti-corruption laws or trade control laws by U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations and financial condition.
As a European public company with limited liability with its registered office in France, we will be subject to the sustainability disclosure requirements set out in the EU Corporate Sustainability Reporting Directive and the disclosure requirements set out in the EU Taxonomy Regulation, and as a foreign private issuer listed in the United States, we expect to be subject to the SEC's proposed climate rules.
On December 14, 2022, the EU adopted Directive 2022/2464/EU, or the Corporate Sustainability Reporting Directive or CSRD, which amends the non-financial reporting requirements set out in Directive 2013/34/EU, or the Accounting Directive. The CSRD introduces new mandatory reporting obligations that will require in-scope entities to publish audited sustainability information in their Management Reports addressing environmental, social and governance, or ESG matters in line with new mandatory European sustainability reporting standards, or ESRS, that will be adopted by the European Commission through secondary legislation.
The First Set of ESRS which will apply to EU reporting entities are due to be formally adopted by June 30, 2023. Drafts of these standards have already been published and consulted on and are currently pending formal approval by the European Commission. The First Set of ESRS cover general requirements (ESRS 1), general disclosures (ESRS 2) and the following 10 ESG topics:

E1	Climate change
E2	Pollution
E3	Water and marine resources
E4	Biodiversity and ecosystems
E5	Resource and circular economy
S1	Own workforce
S2	Workers in the value chain
S3	Affected communities
S4	Consumers and end-users
G1	Business conduct
For each topic, reporting entities will have to include, in their reports, material sustainability information concerning:
1.themselves,
2.entities in their group whether EU or non-EU, and
3.businesses in their value chains (both upstream and downstream).
Certain disclosures for large EU reporting entities, including Valneva, are mandatory, even if the entity considers that there are no material impacts, risks or opportunities. For example, disclosure of scopes 1-3 greenhouse gas emissions is always required.
Certain disclosures are only required if “material” impacts, risks and opportunities are identified. “Materiality” under the CSRD must be assessed following the double materiality principle. Double materiality means that the reporting entity should consider both financial materiality (i.e., sustainability matters which from the investor perspective are material to the company’s development, performance and position) and impact materiality (i.e., the impact of corporate activity on sustainability matters from the perspective of citizens, consumers, employees etc.). Impacts, risks and opportunities are material if they satisfy one or both of these materiality tests.

All EU Reporting Entities must have the sustainability section of their Management Report audited by a third-party accredited auditor to confirm that it has been prepared in accordance with the relevant ESRS and Article 8 of Regulation (EU) 2020/852, or the EU Taxonomy Regulation. The assurance opinion must be published alongside the Management Report.
As a European public company with limited liability with its registered office in France, we will fall under the scope of application of the new sustainability-related reporting requirements. This will require us to set up processes to gather the relevant data, conduct materiality assessments and prepare a CSRD-compliant report, which will likely be a time-consuming and costly exercise.
The disclosure requirements under the CSRD will apply alongside the EU Taxonomy Regulation, which (a) creates a classification system to determine when an economic activity qualifies as “environmentally sustainable” and (b) requires companies in scope of the EU Accounting Directive, including those brought into scope by the CSRD, to disclose, from January 1, 2022, the proportion of turnover, capital and operational expenditure directed towards activities that qualify as “environmentally sustainable” (this information should be disclosed even if the contribution is none).
The disclosures set out in the CSRD and the EU Taxonomy Regulation should be also considered together with the proposed EU Directive on Corporate Sustainability Due Diligence, or CSDDD, which, if adopted, will set new due diligence duties for the following entities:
•Large EU-based limited liability companies with (a) more than 500 employees and (b) a net worldwide turnover of over EUR 150 million generated in the last financial year for which financial statements have been prepared.
•Non-EU companies that have generated a net worldwide turnover of more than EUR 150 million in the EU in the financial year preceding the last financial year.
•EU and non-EU companies that do not reach the thresholds set out above but generated a specific amount of their net turnover in high-risk sectors (agriculture, food, textile and extraction of mineral resources).
These entities will be required to identify and, where necessary, prevent, end or mitigate the potential and actual adverse impacts of their activities on human rights, such as child labor and exploitation of workers, and on the environment, for example pollution and biodiversity loss. The CSDDD, if adopted, will impose substantive due diligence obligations and also influence the information gathering process required by entities that are also subject to the CSRD. It will also have an impact on the mandatory disclosures to be made under the CSRD on the entity’s due diligence process (which will need to show compliance with the CSDDD if the entity is subject to both the CSRD and CSDDD). It is estimated that the CSDDD will be adopted by the end of Q2 2024 and become enforceable towards 2026-2030.
If adopted, the CSDDD will require France to amend the Loi de Vigilance (Law N. 2017/399), which currently requires companies and groups with a registered office in France and with more than 5,000 employees in France or more than 10,000 employees in France and worldwide to carry out due diligence. The EU proposed CSDDD, if adopted, would require France to amend the Loi de Vigilance to significantly lower the thresholds to trigger the due diligence obligations.
Additionally, we expect to be subject to the rules proposed by the U.S. Securities and Exchange Commission on climate-related disclosure. The SEC announced the proposed rules in March 2021 and has not yet published the final version of the rules following a long public comment period. We expect the requirements of the final rules to be similar to those of the CSRD in terms of resources required for compliance. According to the proposed rules, compliance with certain provisions would be required beginning with our annual report for the year ending December 31, 2023.
Compliance with both the CSRD and the SEC’s proposed climate disclosure rules will require significant resources, time, and attention from management.
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
Our commercial success depends, in part, upon our ability and the ability of others with whom we may collaborate to develop, manufacture, market and sell our current and any future product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. Numerous U.S.- and foreign-issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk may increase that our product candidates may give rise to claims of infringement of the patent rights of others. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and any future product candidates and technology, including interference proceedings, post grant review and inter partes review before the USPTO. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a negative impact on our ability to commercialize our current and any future product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this is a high burden and requires us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Moreover, given the vast number of patents in our field of technology, we cannot be certain that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. While we have in the past and may in the future decide to initiate proceedings to challenge the validity of these or other patents in the future, we may be unsuccessful, and courts or patent offices in Europe, the United States and other jurisdictions could uphold the validity of any such patent. Even if we are successful in obtaining a first-instance judgement from a court or patent office that such patents are invalid, such judgements may be subject to appeal procedures which suspend revocation of the patent until a final appeal judgment is reached. This may result in many years of uncertainty and could ultimately lead to reversal of the original judgment and the patent being upheld. Furthermore, because patent applications can take many years to issue and are typically confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of our product candidates. Regardless of when filed, we may fail to identify relevant third-party patents or patent applications, or we may incorrectly conclude that a third-party patent is invalid or not infringed by our product candidates or activities. If a patent holder believes that our product candidate or technology platform infringes its patent, the patent holder may sue us even if we have received patent protection for our technology. Moreover, we may face patent infringement claims from nonpracticing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect. If a patent infringement suit were threatened or brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the actual or threatened suit.
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
The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may also pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have an adverse effect on our business, financial condition, results of operations and prospects. Furthermore, even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidate. We may also have to redesign our products, which may not be commercially or technically feasible or require substantial time and expense. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. We may be required to indemnify collaborators or contractors against such claims. A finding of infringement could prevent us from manufacturing and commercializing our current or any future product candidates or force us to cease some or all of our business operations, which could harm our business. Even if we are successful in defending against such claims, litigation can be expensive and time-consuming and would divert management’s attention from our core business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our ordinary shares and ADSs.
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
Competitors may infringe, misappropriate or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming and are likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. For example, Takeda has initiated an inter partes review proceeding before the U.S. Patent and Trademark Office on our Zika U.S. PATENT NO. 11,219,681 which proceeding is currently still pending.
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
Any trademarks we have and that we may obtain may be infringed or successfully challenged, resulting in harm to our business.
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
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:
•others may be able to make compounds or formulations that are similar to our product candidates but that are not covered by the claims of any patents, should they issue, that we own or license;
•others may be able to develop technologies that are similar to our technology platforms but that are not covered by the claims of any patents, should they issue, that we own or license;
•we or our licensors might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or license;
•we or our licensors might not have been the first to file patent applications covering certain of our inventions;
•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
•it is possible that our pending patent applications will not lead to issued patents;
•issued patents that we own or license may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;
•our competitors might conduct research and development activities in the United States and other countries that are covered by a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•we may not develop additional proprietary technologies that are patentable; and
•the patents of others may have an adverse effect on our business.
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
Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including those related to:
•the scope of rights granted under the license agreement and other issues relating to interpretation of the relevant agreement;
•whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the license granted to us;
•our right to sublicense patent and other rights to third parties under collaborative development relationships;
•our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations; and
•the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors, on the one hand, and us and our sublicensees, on the other hand.
Risks Related to Our Reliance on Third Parties
We depend upon our existing collaboration partner, Pfizer, and other third parties to advance our business and may in the future depend on additional third parties. If we are unable to maintain our existing agreements or enter into additional arrangements, our business could be adversely affected.
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

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish or maintain a collaboration, strategic partnership or other alternative arrangements for our products or product candidates.
Further, collaborations and partnerships involving our products or product candidates are subject to numerous risks, which may include the following:
•collaborators and partners have significant discretion in determining the efforts and resources that they will apply to a collaboration or partnership;
•a collaborator or partner may not pursue development and commercialization of our products or product candidates or may elect not to continue or renew development or commercialization of our products or product candidates based on clinical trial results or delays, changes in their strategic focus, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;
•a collaborator or partner may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;
•disputes may arise between us and a collaborator or partner that cause the delay or termination of the research, development or commercialization of our product candidates, or that result in costly litigation or arbitration that diverts management attention and resources;
•a collaborator or partner could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;
•a collaborator or partner with marketing and distribution rights to one or more products may not commit sufficient resources to the marketing and distribution of the one or more products;
•a collaborator or partner may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;
•collaborations and partnerships may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates; and
•a collaborator or partner may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have any right or the exclusive right to commercialize such intellectual property.
Our strategic partnership with Pfizer to develop and commercialize our Lyme disease vaccine is of critical importance to our business. In accordance with our agreement with Pfizer, we are obligated to provide 40% of the development costs for our Lyme disease vaccine. If we cannot maintain enough cash to comply with this obligation, including any increase in costs as a result of developments with the Phase 3 clinical trial, the development and commercialization of our Lyme disease vaccine could be significantly delayed. Additionally, Pfizer could terminate our existing agreement for a number of reasons, as discussed further under “Item 10.C—Material Contracts—Pfizer License Agreement.” If our partnership with Pfizer fails or is terminated for any reason, we may be unable to find another partner and may not have sufficient financial resources to complete Phase 3 development of our Lyme disease vaccine without a partner.
Our distribution agreements with Bavarian Nordic are also important to our business, both for the sale of our own products IXIARO and DUKORAL and for the revenue we earn from our distribution of Bavarian Nordic’s RABIPUR and ENCEPUR vaccines. In February 2023, Bavarian Nordic announced that it had entered into an agreement to acquire two of Emergent BioSolutions’ travel vaccines, including the Vaxchora cholera vaccine, which would be a competitor of DUKORAL if marketed in Europe, where it has received approval. We do not yet know if or how this acquisition may impact any of our agreements with Bavarian Nordic. However, if we are unable to maintain these agreements and to make alternative arrangements in a timely manner, our business could be significantly adversely impacted. For additional information about the agreements relating to Bavarian Nordic’s distribution of our vaccines, see “Item 10.C—Material Contracts—Bavarian Nordic Distribution Agreements” and Exhibits 4.17 and 4.18 of this Annual Report. For additional information about our sales of Bavarian Nordic’s vaccines, refer to the Notes to our consolidated financial statements filed together with this Annual Report.
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

We are dependent on single-source suppliers for some of the components and materials used in our products.
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
For example, we rely on a single-source supplier for fetal bovine serum, a critical and scarce raw material which is only available from our supplier and is used in the manufacturing of IXIARO. We also rely on a single-source supplier for the adjuvant contained in our COVID-19 vaccine and other vaccine candidates. A loss of our supplier or any shortages of these or other materials for which we rely on a single supplier could adversely affect our ability to manufacture our products and significantly raise our cost of production.
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
We may fail to maintain or find collaboration partners and to sign new agreements for our other product candidates and programs. The competition for partners is intense, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the collaborator terminates the collaboration, including because of changes in the collaborator's business. Any collaboration, or other strategic transaction, may also require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material and adverse effect on our business, financial condition, results of operations and prospects. Conversely, any failure to enter any additional collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches market.
We rely on third parties to supply key materials used in our research and development, to manufacture our products and product candidates, to provide services to us and to assist with clinical trials.
We make considerable use of third-party suppliers for the key materials used in our business, such as the fetal bovine serum used in IXIARO and the adjuvant used in VLA2001 and other vaccine candidates. Additionally, IDT Biologika will perform the lyophilization and filling that are part of the process of manufacturing VLA1553 and thus a key component of the manufacturing of VLA1553, if it is approved, will be performed by a third party. The failure of third-party suppliers to comply with regulatory standards could result in the imposition of sanctions on us. These sanctions could include fines, injunctions, civil penalties, refusal by regulatory organizations to grant approval to conduct clinical trials or marketing authorization for our products, delays, suspension, variations or withdrawal of approvals, license revocation, seizure or recalls of our products, operating restrictions and legal proceedings. Furthermore, the presence of non-conformities, as may be detected in regulatory toxicology studies, could result in delays in the development of one or more of our product candidates or in the supply of a commercial product and would require further tests to be financed. Although we are involved in establishing the protocols for the production of these materials, we do not control all the stages of production and cannot guarantee that the third parties will fulfil their contractual and regulatory obligations or that we will be informed in a timely manner of any non-conformities or other failure to comply with obligations. In particular, a partner’s failure to comply with protocols or regulatory constraints, or repeated delays by a partner, could compromise the development or manufacturing of our products. Such events could also inflate the product development or manufacturing costs incurred by us.
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
Finally, we use third parties to assist with conducting clinical trials. All clinical trials are subject to strict regulations and quality standards. Should any of these risks materialize, as in the case of the Phase 3 trial of VLA15 involving GCP violations by a third party engaged by Pfizer to conduct certain clinical trial sites, this could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, the ongoing COVID-19 pandemic and government measures taken in response have also had a significant impact on our collaborators, and we expect that if they face further disruption it may affect our ability to initiate and complete our pre-clinical studies and clinical trials.
Risks Related to the Manufacture of Our Products and Product Candidates
We may be unable to successfully scale up our manufacturing in sufficient quality and quantity, which would delay or prevent us from developing and commercializing our product candidates.
We may be unable to successfully increase our manufacturing capacity to meet demand for future approved products in a timely or cost-effective manner, or at all, as needed for our commercialization efforts. We do not have experience manufacturing on the scale that would be required for a large-scale commercialization of vaccine candidates that may receive approval in the future and may encounter unexpected challenges relating to manufacturing efficiency or quality control that could impact the consistency of quantity and quantity manufactured across batches. The process of developing additional manufacturing capacity is complex and affected by multiple external factors, many of which are beyond our control. We, our contract manufacturers, any future collaborators and their contract manufacturers could be subject to periodic unannounced inspections by the FDA or other comparable regulatory authorities, to monitor and ensure compliance with cGMP or other applicable regulations. Despite our efforts to audit and verify regulatory compliance, we or one or more of our third-party manufacturing vendors may be found on regulatory inspection by the FDA or other comparable regulatory authorities to be noncompliant with cGMP or other applicable regulations. This may result in shutdown of the relevant facility or invalidation of drug product lots or processes, as well as delays in clinical development programs which could ultimately negatively impact our regulatory and commercialization timelines and expectations. In some cases, a product recall may be warranted or required, which would materially affect our ability to supply and market our drug products.
Delays in manufacturing or our inability to manufacture sufficient doses of an approved product could adversely affect our business, financial condition, prospects and results of operations. We have outsourced an important step in the manufacturing of VLA1553 to a third party, IDT Biologika, which could result in delays, concerns about manufacturing consistency, or other manufacturing failures if VLA1553 is approved. Per the standard industry practice, we rather than the third-party provider would bear the risk of such problems. If we, or any third-party manufacturing partners, are unable to manufacture sufficient quantities of any vaccine, we may not be able to meet demand or fulfill our obligations under any agreements, or we may be forced to forego additional partnerships or supply agreements which would be advantageous for our business. If we are required to make such refunds, this could result in a material adverse impact on our business, prospects, financial condition, and results of operations. Additionally, any supply shortages due to an inability to manufacture sufficient doses could result in fines. We experienced supply shortages for both IXIARO and DUKORAL in 2022 due to the faster than expected recovery of the travel market and could experience shortages again in 2023, which could expose us to the possibility of fines.
Any of these factors could delay clinical trials, regulatory submissions and/or commercialization of our products, interfere with current sales, entail higher costs and result in our inability to effectively sell our products.

We rely primarily on our manufacturing facilities as the source of manufacturing for our products and for certain of our product candidates.
Our manufacturing facility in Livingston, Scotland is the sole source of commercial quantities of our Japanese encephalitis vaccine and will be the sole source of bulk drug substance for our chikungunya vaccine candidate VLA1553. Our manufacturing facility in Solna, Sweden, is the sole source of commercial quantities of DUKORAL. The destruction of either of these facilities by fire or other catastrophic events would prevent us from manufacturing the relevant product and supplying our customers or clinical trial centers, which would result in a material adverse impact on our business, prospects, financial condition and results of operations.
We rely upon third parties to manufacture and supply components of certain substances necessary to manufacture our products and product candidates.
We currently rely upon several, and in the future may rely on additional, third-party contract manufacturing organizations, or CMOs, for the manufacture and supply of components and substances for all of the product candidates we are developing. In particular, we have outsourced one step in the manufacturing process of VLA1553 to IDT Biologika. Additionally, certain component materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to manufacture these materials for us. We cannot assure you that, if required, we will be able to identify alternate sources with the desired scale and capability and establish relationships with such sources. Additionally, in the biopharmaceutical industry, supplier changes require lengthy validation and regulatory approval processes. A loss of any CMO or component supplier and delay in establishing a replacement could delay our clinical development and regulatory approval process and interrupt supply.
Manufacturing facilities and clinical trial sites are subject to significant government regulations and approvals. If we or any third parties fail to comply with these regulations or maintain these approvals, our business could be materially harmed.
Our manufacturing facilities are subject to ongoing regulation and periodic inspection by national authorities, including the competent authorities of EEA countries, the FDA and other regulatory bodies to ensure compliance with cGMP and other applicable regulations when producing batches of our products and product candidates for clinical trials. CROs and other third-party research organizations must also comply with GLP when carrying out regulatory toxicology studies. Any failure to follow and document our or their adherence to such cGMP and GLP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, may delay or prevent filing or approval of marketing applications for our products or may cause us to not meet our obligations under our commercial agreements.
Failure to comply with applicable regulations at our manufacturing sites or at clinical trial sites could also result in national authorities, the competent authorities of EEA countries, FDA or other applicable regulatory authorities taking various actions, including:
•levying fines and other civil penalties;
•imposing consent decrees or injunctions;
•requiring us to suspend or put on hold one or more of our clinical trials;
•requiring an additional audit or validation of clinical trial data;
•suspending, varying, or withdrawing regulatory approvals;
•delaying or refusing to approve pending applications or supplements to approved applications;
•requiring us to suspend manufacturing activities or product sales, imports or exports;
•requiring us to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving our products;
•mandating product recalls or seizing products;
•imposing operating restrictions; and
•seeking criminal prosecutions.
Any of the foregoing actions could be detrimental to our reputation, business, financial condition or operating results. Furthermore, we or our key suppliers and partners may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all, or in delays to our clinical trials. In addition, before any additional products would be considered for marketing authorization in the EEA, the United States or other jurisdictions, our suppliers will have to pass an inspection by the applicable regulatory agencies. We are dependent on our suppliers’ cooperation and ability to pass such inspections, and the inspections and any necessary remediation may be costly. Failure to pass such inspections by us or any of our suppliers would adversely affect our ability to commercialize our products or product candidates in the EEA, the United States or other jurisdictions. Moreover, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting product development activities that could harm our competitive position. Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operations.
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
Other risks inherent in the production process may have the same effect, such as:
•contamination of the controlled atmosphere area;
•unusable premises and equipment;
•new regulatory requirements requiring a partial and/or extended stop to the production unit to meet the requirements;
•unavailable qualified personnel;
•power failure of extended duration; and
•logistical error.
Additionally, if we externalize any aspect of manufacturing that we have historically performed internally, this could result in an increase in production costs. Should any of these risks materialize, this could have a material adverse effect our business, prospects, financial condition and results of operations.
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
If we were to acquire assets or companies, the success of such an acquisition would depend on our capacity to carry out such acquisitions and to integrate such assets or companies into our existing operations. The implementation of such a strategy could impose significant constraints, including:
•human resources: recruiting, integrating, training, managing, motivating and retaining a growing number of employees;
•financial and management system resources: identification and management of appropriate financing and management of our financial reporting systems; and
•infrastructure: expansion or transfer of our laboratories or the development of our information technology system.
In addition, an acquisition could result in shareholder litigation, which could be costly and time consuming and divert management’s attention and resources. For example, following the merger between Vivalis SA and Intercell AG in 2013, certain former Intercell shareholders initiated legal proceedings to request a revision of either the cash compensation paid to departing shareholders or the exchange ratio between Intercell and Valneva shares used for the non-departing shareholders who received Valneva shares in the merger. On February 8, 2021, the judicial committee in charge of these proceedings appointed an expert and requested that he give an opinion on the exchange ratio applied to this latter group. On October 6, 2021, we received the expert’s opinion. With respect to the exchange ratio, the expert confirmed the prior calculation used but also recommended the calculation of safety margins. Additionally, the expert addressed the cash compensation paid to departing shareholders and recommended an increase in such compensation. If this increase is approved by the court, it would result in a liability lower than our current litigation reserves, which pertain to this plaintiff group specifically. The expert provided a supplemental opinion in April 2022, and certain recommendations from this opinion must now be considered as questions of law by the judicial committee in charge of the proceedings. The results of this litigation or any other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse and potentially substantial monetary damages, penalties or injunctive relief against us, which could negatively impact our financial position, cash flows or results of operations. See Note 5.33.2 to our financial statements for the year ended December 31, 2022 appearing elsewhere in this Annual Report for a discussion of these legal proceedings.
If we are unable to manage internal growth or have difficulty integrating any acquisitions, it could have a material adverse effect on our business, prospects, financial condition and results of operations.
We will need to hire new employees and expand our use of service providers.
As of December 31, 2022, we had 719 employees. As we continue to commercialize our products and as our development and commercialization plans and strategies develop, we must add a significant number of additional managerial, operational, sales, marketing, financial and other personnel.
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
Our business has been and could continue to be materially adversely affected by the effects of pandemics or epidemics, including the current COVID-19 pandemic and future outbreaks of the disease. Beginning in late 2019 and continuing into 2023, the outbreak of COVID-19 has resulted in the declaration of a global pandemic and adversely affected economic activity across virtually all sectors and industries on a local, national, and global scale. While many people have been vaccinated globally and certain jurisdictions, including Saint-Herblain, France, Vienna, Austria, Solna, Sweden and Livingston, Scotland, where our primary offices, production facilities and laboratories are located, have reopened businesses and governmental agencies, we are unable to accurately predict the full impact that the COVID-19 pandemic will have due to numerous uncertainties, including the duration of the outbreak, the result of vaccination efforts, resurgence of the virus including any new variants, actions that may be taken by governmental authorities, the impact on our business including our existing and future clinical programs and timelines, and the impact to the business of our service providers and partners. These and similar, and perhaps more severe, disruptions in our operations could negatively impact our business, operating results and financial condition.
While the potential economic impact brought by, and the duration of, the ongoing COVID-19 pandemic, may be difficult to assess or predict, it has resulted in significant disruption of global financial markets. This disruption, if sustained or recurrent, could make it more difficult for us to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our ordinary shares and ADSs.
The global pandemic of COVID-19 has rapidly evolved since the beginning of 2020. The ultimate impact of the ongoing COVID-19 pandemic or a similar health pandemic or epidemic is highly uncertain and subject to change. We do not yet know the full extent of potential delays or impacts on our business, our clinical trials, healthcare systems or the global economy as a whole that could result from future developments relating to the COVID-19 pandemic. These effects could have a material impact on our operations, and we will continue to monitor the COVID-19 situation closely.
We have in the past and may in the future engage in strategic transactions, such as acquisitions or investments in other companies or technologies, which could divert our management’s attention and in some cases result in dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.
We have in the past and may in the future engage in strategic transactions that may divert the attention of management and incur various expenses in identifying, investigating, and pursuing suitable transactions, whether or not they are consummated. For example, we may seek to acquire or invest in additional businesses and/or technologies that we believe complement or expand our product candidates, enhance our technical capabilities or otherwise offer growth opportunities in the United States and internationally. In 2015 we acquired Crucell Sweden AB and all assets, licenses and privileges related to DUKORAL. We may also consider divestment of specific assets to support different strategic objectives.
Realizing the benefits of acquisitions depends upon the successful integration of the acquired technology into our existing and future product candidates. Furthermore, we may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. We also may not realize the anticipated benefits from any acquired business. The risks we face in connection with acquisitions and investments, whether or not consummated, include:
•unanticipated costs or liabilities associated with the acquisition;
•diversion of management’s attention from other business concerns;
•adverse effects to our existing strategic collaborations as a result of the acquisition;
•assimilation of operations, intellectual property and products of an acquired company;
•the potential loss of key employees;
•difficulty integrating the accounting systems, operations and personnel of the acquired business;
•the assumption of additional indebtedness or contingent or unknown liabilities, or adverse tax consequences or unfavorable accounting treatment;

•claims and disputes by shareholders and third parties, including intellectual property claims and disputes;
•risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals;
•increased operating expenses and cash requirements;
•use of substantial portions of our available cash to consummate the acquisition.
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
We may be negatively impacted by volatility in the political and economic environment, such as the ongoing crisis in Ukraine, economic downturns and increases in interest rates, and a period of sustained inflation across the markets in which we operate could result in higher operating costs and may negatively impact our business and financial performance.
Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and variability. These conditions may impact our business. Furthermore, rising inflation may negatively impact our business, increase costs and reduce profitability. While we would take actions, wherever possible, to mitigate the impact of the effects of inflation, in the case of sustained inflation across several of the markets in which we operate, it could become increasingly difficult to effectively mitigate the increases to our costs. If we are unable to take actions to effectively mitigate the effect of the resulting higher costs, our profitability and financial position could be negatively impacted.
The U.S. Federal Reserve and European Central Bank have recently raised interest rates multiple times in response to concerns about inflation among other things, and it may raise them again. In fact, it has indicated its intention to continue to raise interest rates. Higher interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty. Similarly, the ongoing military conflict between Russia and Ukraine has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation and macro turmoil and uncertainty could also adversely affect our customers, which could reduce demand for our products.
Our available cash and cash equivalents are held in accounts managed by third party financial institutions in the United States and in Europe and consist of cash in our operating accounts. At any point in time, the funds in our operating accounts at U.S. financial institutions may exceed the Federal Deposit Insurance Corporation insurance limits. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail. We can provide no assurances that access to our operating cash or invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets.
Our internal computer systems, or those of our collaborators, service providers or other contractors or consultants, may fail or suffer security breaches, which could result in a significant disruption of our product development programs and our ability to operate our business effectively, and adversely affect our business, financial condition, results of operations and prospects.
Our internal computer and information technology systems, cloud-based computing services and those of our current and any future collaborators, service providers and other contractors or consultants are potentially vulnerable to malware, malicious code (such as computer viruses and worms), data corruption, cyber-based attacks, natural disasters, public health pandemics or epidemics, terrorism, war and telecommunication and electrical failures that may result in damage to or the interruption or impairment of key business processes, or the loss or corruption of confidential information, including intellectual property, proprietary business information and personal information, and other similar threats. We have in the past experienced and may in the future experience security breaches of our information technology systems. The techniques used to sabotage or to obtain unauthorized access to information systems, and networks in which cyber threat actors store data or through which they transmit data, change frequently and we may be unable to implement adequate preventative measures. Such threats are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors. The growth in state-sponsored cyber activity, including the increased rate of cyberattacks arising from the war in Ukraine and the risk that these cyberattacks could spread globally, showcases the increasing sophistication of cyber threats and could dramatically expand the global threat landscape. Any significant system failure, accident or security breach could have a material adverse effect on our business, financial condition and results of operations. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, including but not limited to information related to our product candidates, we could incur liability, our competitive and reputational position could be harmed, and the further development and commercialization of our product candidates could be delayed.
In addition, our internal computer and information technology systems, cloud-based computing services and those of our current and any future collaborators, service providers and other contractors or consultants are potentially vulnerable to data security breaches, whether by employees, contractors, consultants, malware, phishing attacks or other cyber-attacks, that may expose confidential information, intellectual property, proprietary business information or personal information to unauthorized persons. For example, we have experienced phishing attacks in the past and we may be a target of phishing attacks or other cyber-attacks in the future. In addition, our software systems include cloud-based applications that are hosted by third-party service providers with security and information technology systems subject to similar risks. If a data security breach affects our systems, corrupts our data or results in the unauthorized disclosure or release of personally identifiable information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, supervisory bodies, credit reporting agencies, the media or individuals pursuant to various federal, state and foreign data protection, privacy and security laws, regulations and guidelines, if applicable. These may include state breach notification laws, and the EU and UK GDPR (as defined below). Accordingly, a data security breach or privacy violation that leads to unauthorized access to, disclosure or modification of personal information (including protected health information), that prevents access to personal information or materially compromises the privacy, security, or confidentiality of the personal information, could result in fines, increased costs or loss of revenue and we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed. Furthermore, federal, state and international laws and regulations, such as the GDPR, can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties and significant legal liability, if our information technology security efforts fail. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.
We (and our service providers) receive, process, store and use personal information and other data, which subjects us to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security. Our (and our service providers’) actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, and otherwise adversely affect our business.
We, and our service providers, receive, process, store and use personal information and other data about our clinical trial participants, employees, partners and others. We, and our service providers, must comply with numerous foreign and domestic laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations regarding privacy and the storing, sharing, use, processing, disclosure, security, and protection of personal information and other data, such as information that we collect about patients and healthcare providers in connection with clinical trials in Europe, the United States and elsewhere. We strive to comply with all applicable requirements and obligations; however new laws, policies, codes of conduct and legal obligations may arise, continue to evolve, be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and conflict with one another. Any failure or perceived failure by us or third parties working on our behalf to comply with applicable laws and regulations, any privacy and data security obligations pursuant to contract or pursuant to our stated privacy or security policies or obligations to third parties may result in governmental enforcement actions (including fines, penalties, judgments, settlements, imprisonment of company officials and public censure), civil claims, litigation, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, operations and financial performance. With substantial uncertainty over the interpretation and application of these laws, regulations and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in our efforts to do so.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws. For example, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable protected health information.
The global data protection landscape is rapidly evolving, and we expect that there will continue to be new and proposed laws, regulations and industry standards concerning privacy, data protection and information security, and we cannot yet determine the impact that such future laws, regulations and standards may have on our business. For example, in Canada, the Personal Information Protection and Electronic Documents Act and various related provincial laws, as well as Canada’s Anti-Spam Legislation, apply to our operations. The European Economic Area’s and United Kingdom’s implementation of the General Data Protection Regulation, known as the EU and UK GDPR, as well as EEA Member States’ and the United Kingdom’s implementing national legislation, apply to the collection and processing of personal data, including health-related information, by companies located in the EEA or the United Kingdom. In certain circumstances, the EU and UK GDPR also apply to companies located outside of the EEA or United Kingdom and processing personal data of individuals located in the EEA or United Kingdom. The EU and UK GDPR have increased compliance burdens on us, such as requiring the following: processing personal data only for specified, explicit and legitimate purposes for which personal data were collected establishing a legal basis for processing personal data creating obligations for controllers and processors to appoint data protection officers in certain circumstances; increasing transparency obligations to data subjects for controllers (including presentation of certain information in a concise, intelligible and easily accessible form about how their personal data is used and their rights vis-à-vis that data and its use); introducing the obligation to carry out so-called data protection impact assessments in certain circumstances; establishing limitations on collection and retention of personal data through “data minimization” and “storage limitation” principles; establishing obligations to implement “privacy by design”; introducing obligations to honor increased rights for data subjects (such as rights for individuals to be “forgotten,” rights to data portability, rights to object etc. in certain circumstances); formalizing a heightened and codified standard of data subject consent; establishing obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data; introducing obligations to agree to certain specific contractual terms and to take certain measures when engaging third party processors and joint controllers; introducing the obligation to provide notice of certain significant personal data breaches to the relevant supervisory authority or authorities and affected individuals; and mandating the appointment representatives in the United Kingdom and/or EEA in certain circumstances. The processing of sensitive personal data, such as health information, is subject to compliance with specific exceptions under the EU and UK GDPR which may impose heightened compliance burdens and is a topic of active interest among foreign regulators. The EU and UK GDPR increase our obligations with respect to clinical trials conducted in Europe (including the EEA, United Kingdom and Switzerland) by expressly expanding the definition of personal data to include “pseudonymized” or key-coded data and requiring changes to informed consent practices and more detailed notices for clinical trial subjects and investigators.
The EU and UK GDPR also provide for more robust regulatory enforcement and greater penalties for noncompliance than previous data protection laws, including fines of up to €20 million or 4% of global annual revenue of any noncompliant company for the preceding financial year, whichever is higher. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the EU and UK GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors. The EU and UK GDPR also confer a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the EU and UK GDPR.
In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. One of the primary safeguards allowing U.S. companies to import personal data from Europe had been certification to the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the EU-U.S. Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union, or CJEU, in a case known colloquially as “Schrems II.” On October 7, 2022, President Biden signed an Executive Order on “Enhancing Safeguards for United States Signals Intelligence Activities”, which implements into U.S. law the agreement in principle announced in March 2022 on a new EU-U.S. Data Privacy Framework. However, if this new transatlantic data transfer framework is not adopted and we are unable to continue to rely on one of the primary alternative mechanisms, namely, the European Commission’s Standard Contractual Clauses or SCCs, this may materially and adversely affect our business, financial condition, and results of operations. The CJEU’s decision in Schrems II also raised questions about whether the

Standard Contractual Clauses, can lawfully be used for personal data transfers from the EEA to the United States or other third countries that are not the subject of an adequacy decision of the European Commission. While the CJEU upheld the adequacy of the Standard Contractual Clauses in principle in Schrems II, it made clear that reliance on those Clauses alone may not necessarily be sufficient in all circumstances. Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data.
In the context of any given transfer, where the legal regime applicable in the destination country may or does conflict with the intended operation of the Standard Contractual Clauses and/or applicable European law, the decision in Schrems II and subsequent draft guidance from the European Data Protection Board, or EDPB, would require the parties to that transfer to implement certain supplementary technical, organizational and/or contractual measures to rely on the Standard Contractual Clauses as a compliant “transfer mechanism.” However, the EDPB recommendations 01/2020 on measures that supplement transfer tools to ensure compliance with the EU level of protection of personal data, adopted on November 10, 2020 conclude that no combination of such measures could be sufficient to allow effective reliance on the Standard Contractual Clauses in the context of transfers of personal data “in the clear” to recipients in countries where the power granted to public authorities to access the transferred data goes beyond that which is “necessary and proportionate in a democratic society” – which may, following the CJEU’s conclusions in Schrems II on relevant powers of United States public authorities and commentary in that draft EDPB guidance, include the United States in certain circumstances (e.g., where Section 702 of the US Foreign Intelligence Surveillance Act applies). At present, there are few, if any, viable alternatives to the Standard Contractual Clauses. As such, if we are unable to implement a valid solution for personal data transfers from the EEA or UK, including, for example, obtaining individuals’ explicit consent to transfer their personal data from the EEA or UK to the United States or other countries, we will face increased exposure to regulatory actions, substantial fines and injunctions against processing personal data from the EEA or United Kingdom. Inability to import personal data from the EEA, United Kingdom or Switzerland may also restrict our clinical trials activities in such jurisdictions; limit our ability to collaborate with contract research organizations as well as other service providers, contractors and other companies subject to European data protection laws; and require us to increase our data processing capabilities in the EEA, United Kingdom or Switzerland at significant expense. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in Europe will likely also arise in other jurisdictions that adopt laws similar in construction to the EU and UK GDPR or regulatory frameworks of equivalent complexity.
The EU GDPR provides that EEA countries may make their own further laws and regulations to introduce specific requirements related to the processing of “special categories of personal data,” including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offences or convictions – in the United Kingdom, the United Kingdom Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use and share data in the context of our EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.
For example, in France, the conduct of clinical trials is subject to compliance with reference methodologies (such as MR-001) imposing stringent rules to process health-related data Furthermore, the relationship between the United Kingdom and the EEA in relation to certain aspects of data protection law remains unclear. However, on June 28, 2021, the European Commission adopted an adequacy decision in relation to the United Kingdom. This decision permits personal data to flow freely from the EEA to the United Kingdom where it benefits from an essentially equivalent level of protection to that guaranteed under EU law. This adequacy decision has, however, a limited duration of four years, meaning that the decision will automatically expiry after this period. After expiry of the period, the adequacy decision will be renewed only if the United Kingdom continues to ensure an adequate level of data protection. Additionally, as noted above, the United Kingdom has transposed the GDPR into United Kingdom domestic law by way of the UK GDPR with effect from in January 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations.
Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.
It is possible that the EU and UK GDPR or other laws and regulations relating to privacy and data protection may be interpreted and applied in a manner that is inconsistent from jurisdiction to jurisdiction or inconsistent with our current policies and practices and compliance with such laws and regulations could require us to change our business practices and compliance procedures in a manner adverse to our business. We cannot guarantee that we are in compliance with all such applicable data protection laws and regulations, and we cannot be sure how these regulations will be interpreted, enforced or applied to our operations. Furthermore, other jurisdictions outside the EEA are similarly introducing or enhancing privacy and data security laws, rules, and regulations, which could increase our compliance costs and the risks associated with noncompliance. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We cannot guarantee that we, our third-party collaborators, or our vendors are in compliance with all applicable data protection and privacy laws and regulations as they are enforced now or as they evolve. Further, for example, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws. Our non-compliance could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems. In addition, if we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts.
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
We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures, reckless and/or negligent conduct or unauthorized activities that violates (i) the laws and regulations of the EEA countries, FDA and other regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to competent regulatory authorities, (ii) manufacturing standards, (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the EEA, the United States and elsewhere and (iv) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct also could involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, creating fraudulent data in our pre-clinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government-funded healthcare programs, such as Medicare and Medicaid, or comparable foreign programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations, any of which could have a negative impact on our business, financial condition, results of operations and prospects.
We benefit from tax credits in Austria and France that could be reduced or eliminated.
As a company with research and development activity, we benefit from certain tax advantages, including the Austrian Research and Development tax credit and the French Research Tax Credit (Crédit Impôt Recherche), which are tax credits aimed at stimulating research and development. Our Austrian Research and Development tax credits were €13.9 million, €20.2 million and €8.9 million for the years ended December 31, 2022, 2021 and 2020, respectively. Our French Research Tax Credits were €1.5 million, €1.8 million and €1.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Austrian Research and Development tax credit is calculated based on claimed amount of eligible research and development in Austria, while the French Research Tax credit is calculated based on our claimed amount of eligible research and development expenditures in France. The main differences between the Austrian and French research tax credits are the applicable percentage of and the basis for the tax credit. The tax credits are a source of financing to us that could be reduced or eliminated by the Austrian and French tax authorities or by changes in Austrian and French tax law or regulations.
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
The French Research Tax Credit can be offset against French corporate income tax due with respect to the year during which the eligible research and development expenditures have been made. The portion of tax credit in excess which is not being offset, if any, represents a receivable against the French Treasury which can in principle be offset against the French corporate income tax due by the company with respect to the three following years. The remaining portion of tax credit not being offset upon expiry of such a period may then be refunded to the company. The French Research Tax credit is reimbursed within the expiry of a period of three years.

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
We have accumulated tax loss carry forwards of €821.6 million, €628.3 million and €529.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. Applicable French law provides that, for fiscal years ending after December 31, 2012, the use of these tax losses is limited to €1.0 million, plus 50% of the portion of net earnings exceeding this amount. The unused balance of the tax losses in application of such rule can be carried forward to future fiscal years, under the same conditions and without time restriction. There can be no assurance that future changes to applicable tax law and regulation will not eliminate or alter these or other provisions in a manner unfavorable to us, which could have an adverse effect on our business, prospects, financial condition, cash flows or results of operations.
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
In August 2022, the Inflation Reduction Act was signed into law in the United States incorporating some of the Biden Administration’s proposals for corporate tax reform. Other recently enacted legislation in the United States includes the Tax Act, the Families First Coronavirus Response Act, and the CARES Act. The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance that may have a significant impact on our results of operations in the period issued, including our effective tax rate.
In addition, many countries are implementing legislation and other guidance to align their international tax rules with those of the Organization for Economic Co-operation and Development, or OECD, whose Base Erosion and Profit Shifting recommendations and action plan aim to standardize and modernize global corporate tax policy, including changes to cross-border tax, transfer pricing documentation rules, and nexus-based tax incentive practices. The OECD is also continuing discussions surrounding fundamental changes in allocation of profits among tax jurisdictions in which companies do business, as well as the implementation of a global minimum tax (namely the “Pillar One” and “Pillar Two” proposals). As a result of this heightened scrutiny, prior decisions by tax authorities regarding treatments and positions of corporate income taxes could be subject to enforcement activities, and legislative investigation and inquiry, which could also result in changes in tax policies or prior tax rulings. Any such changes may also result in the taxes we previously paid being subject to change.
Our business may be exposed to foreign exchange risks.
We operate internationally and are exposed to foreign exchange risks arising from various currencies, primarily with respect to the Euro (EUR), the British Pound (GBP), the Canadian Dollar (CAD), the Swedish Krona (SEK) and the U.S. Dollar (USD). Foreign exchange risks arise from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. Because a substantial part of sales are generated in the United States for IXIARO, with production costs in GBP, and in Canada for DUKORAL, with production costs in SEK, we are exposed to foreign exchange risks, principally with respect to the USD, GBP, SEK and CAD. We have entered into currency option contracts to limit the risk of foreign exchange losses. However, our results of operations continue to be impacted by exchange rate fluctuations. For example, a substantial part of our sales are generated in the United States for IXIARO, with production costs in GBP, and in Canada for DUKORAL, with production costs in SEK. As a result, we are exposed to foreign currency exchange risk as our results of operations and cash flows are subject to fluctuations in foreign currency exchange rates. For example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euro at a reduced value. While we entered into currency option contracts in 2020 to limit the risk of foreign exchange losses, we cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. Our ADSs are quoted in U.S. dollars on Nasdaq, while our ordinary shares trade in euro on Euronext Paris. Our financial statements are prepared in euro. Therefore, fluctuations in the exchange rate between the euro and the U.S. dollar will also affect, among other matters, the value of our ordinary shares and ADSs. We could also sign contracts denominated in other currencies, which would increase our exposure to currency risk. In accordance with our business decisions, our exposure to this type of risk could change depending on:
•the currencies in which we receive our revenues;
•the currencies chosen when agreements are signed, such as licensing agreements, or co-marketing or co-development agreements;

•the location of clinical trials on product candidates; and
•our policy for insurance coverage.
In addition, in light of the ongoing military conflict between Russia and Ukraine and the resulting tensions between the European Union, the United Kingdom, the United States and other countries with Russia, any resulting material change to the valuation of European and U.S. currencies could adversely impact our operating results. Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operations.
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
Provisions contained in our bylaws and French corporate law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:
•under French law, the owner of 90% of the share capital and voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the EEA Agreement, including from the main French stock exchange, has the right to force out minority shareholders following a tender offer made to all shareholders;
•under French law, a non-resident of France as well as any French entity controlled by non-residents of France may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold;
•under French law, certain investments in a French company relating to certain strategic industries (such as research and development in biotechnologies and activities relating to public health) and activities by individuals or entities not French, not resident in France or controlled by entities not French or not resident in France, are subject to prior authorization of the Ministry of Economy;
•a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our Management and Supervisory Boards as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
•a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;
•under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;

•our shareholders may in the future grant our Management Board broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our ordinary shares;
•our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
•our Supervisory Board appoints the members of the Management Board and shall fill any vacancy within two months;
•our Supervisory Board has the right to appoint members of the Supervisory Board to fill a vacancy created by the resignation or death of a member of the Supervisory Board for the remaining duration of such member’s term of office, and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our Supervisory Board;
•our Management Board can be convened by the Chairman of the Management Board, our chief executive officer or at least half of the members of the Management Board;
•our Supervisory Board can be convened by the Chairman or the Deputy Chairman or one member of the Supervisory Board. A member of the Management Board or one-third of the members of the Supervisory Board may send a written request to the Chairman to convene the Supervisory Board. If the chairman does not convene the Supervisory Board 15 days following the receipt of such request, the authors of the request may themselves convene the Supervisory Board;
•our Supervisory Board meetings can only be regularly held if at least half of its members attend either physically or by way of videoconference or teleconference enabling the members’ identification and ensuring their effective participation in the Supervisory Board’s decisions;
•approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove members of the Management Board and/or members of the Supervisory Board with or without cause;
•the crossing of certain ownership thresholds has to be disclosed and can impose certain obligations;
•advance notice is required for nominations to the Supervisory Board or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a member of the Supervisory Board can be proposed at any shareholders’ meeting without notice;
•transfers of shares shall comply with applicable insider trading rules and regulations, and in particular with the Market Abuse Regulation 596/2014 of April 16, 2014; and
•pursuant to French law, our bylaws, including the sections relating to the number of members of the Management and Supervisory Boards, and election and removal of members of the Management and Supervisory Boards from office may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

There are material weaknesses in our internal controls over financial reporting and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence and depress the market price of our securities.
We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting and we are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis. To ensure compliance with Section 404, we will need to continue to dedicate internal resources to our remediation efforts, and we have engaged outside consultants who will assist us in adopting a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. We anticipate that the process to document and evaluate our internal control over financial reporting will be both costly and challenging.
We have identified material weaknesses in our internal control over financial reporting in connection with the preparation of the consolidated financial statements included with this Annual Report. In connection with the preparation of our consolidated financial statements as at and for the year ended December 31, 2022, we identified deficiencies in the control environment, risk assessment, control activities, information and communication and monitoring components of the COSO Framework (as defined in Item 15 of this Annual Report). These deficiencies constitute material weaknesses, either individually or in the aggregate, are pervasive in nature and impact all significant accounts and disclosures. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. These material weaknesses did not result in a material misstatement to our financial statements included with this Annual Report. However, these material weaknesses could result in material inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. For further information about the material weaknesses identified, see Item 15 of this Annual Report.
We have taken steps to address these material weaknesses and expect to continue to develop and implement remediation plans. While we are working to remediate these material weaknesses as quickly and efficiently as possible, we cannot at this time provide the expected timeline in connection with implementing our remediation measures. We will not be able to conclude that we have remediated the material weaknesses until all relevant controls are fully implemented and have operated effectively for a sufficient period of time. These remediation measures may be time-consuming and costly, and might place significant demands on our financial and operational resources. See Item 15 of this Annual Report for further details about past and ongoing remediation measures. We cannot assure you that our remediation efforts will be effective, that we will be able to remedy these material weaknesses or that we will be able to prevent any future material weaknesses in our internal control over financial reporting.
The rules governing the standards for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly, and complicated. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable to us as a public company listed in the United States. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company listed in the United States, our business and reputation may be harmed and the price of our ordinary shares and ADSs may decline. In addition, undetected material weaknesses in our internal control over financial reporting could lead to restatements of financial statements and require us to incur the expense of remediation. Any of these developments could result in investor perceptions of us being adversely affected, which could cause a decline in the market price of our securities.
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
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on June 30, 2023. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our Management Board or Supervisory Board are residents or citizens of the United States, we could lose our foreign private issuer status. As of December 31, 2022, 26% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by U.S. residents (assuming that all holders of ADSs as of such date are residents of the United States).
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
We do not believe that we were characterized as a PFIC for the taxable year ending December 31, 2022. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance regarding if we currently are treated as a PFIC, or may be treated as a PFIC in the future. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.
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
Equity markets are subject to considerable price fluctuations, and often, these movements do not reflect the operational and financial performance of the listed companies concerned. In particular, biotechnology companies’ share prices have been highly volatile and may continue to be highly volatile in the future. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry. Fluctuations in the stock market as well as the macro-economic environment could significantly affect the price of our ordinary shares. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs at or above the price originally paid for the security. The market price for our ordinary shares and ADSs may be influenced by many factors, including:
•actual or anticipated fluctuations in our financial condition and operating results;
•actual or anticipated changes in our growth rate relative to our competitors;
•competition from existing products or new products that may emerge;
•announcements by us or our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures, collaborations or capital commitments;
•adverse results or delays in our or any of our competitors’ pre-clinical studies or clinical trials or regulatory timelines;
•adverse regulatory decisions, including failure to receive regulatory approval for any of our product candidates;
•the termination or amendment of a strategic alliance, partnership or collaboration or the inability to establish additional strategic alliances, partnerships or collaborations;
•failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
•issuance of new or updated research or reports by securities analysts;
•fluctuations in the valuation of companies perceived by investors to be comparable to us;
•ordinary share and ADS price and volume fluctuations attributable to inconsistent trading volume levels of our ordinary shares and ADSs;
•price and volume fluctuations in trading of our ordinary shares on Euronext Paris;
•additions or departures of key management or scientific personnel;
•regulatory or legal developments in the United States, European Union and other countries;
•disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent and other intellectual property protection for our technologies;
•changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
•announcement or expectation of additional debt or equity financing efforts;
•sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and

•general economic and market conditions, including the COVID-19 pandemic and macroeconomic factors such as geopolitical instability, rising interest rates and inflation.
In addition, the trading prices of other biopharmaceutical companies have been highly volatile as a result of the ongoing COVID-19 pandemic. The COVID-19 pandemic continues to rapidly evolve. The extent to which the pandemic may impact our business, pre-clinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence.
These and other market and industry factors may cause the market price and demand for our ordinary shares and ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ordinary shares or ADSs and may otherwise negatively affect the liquidity of the trading market for the ordinary shares and ADSs. In addition, in the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could be costly and time consuming and divert management’s attention and resources. Following our announcement on September 13, 2021 of the termination of the UK Supply Agreement, a number of law firms in the United States announced the commencement of “investigations” for possible violations of U.S. federal securities laws. As of the date of this Annual Report, we have not received notice of any actual claims, but we cannot exclude the possibility of a lawsuit relating to these investigations or any others that may be announced.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the ordinary shares or ADSs and their trading volume could decline.
The trading market for the ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. As a public company in France since 2013 and in the United States since May 2021, our equity securities are currently subject to coverage by a number of analysts. If fewer securities or industry analysts cover our company, the trading price for our ADSs and ordinary shares could be negatively impacted. If one or more of the analysts who covers us downgrades our equity securities or publishes incorrect or unfavorable research about our business, the price of our ordinary shares and ADSs would likely decline. Additionally, if one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ordinary shares and ADSs could decrease, which could cause the price of our ordinary shares and ADSs or their trading volume to decline.
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
Our capital expenditures in the years ended December 31, 2022, 2021, and 2020 totaled €29.2 million, €92.2 million and €18.9 million, respectively, primarily related to investments in our manufacturing facilities in Scotland and Sweden. We expect our capital expenditures in 2023 to be primarily financed from our existing cash and cash equivalents.
 B. Business Overview
We are a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases. We take a highly specialized and targeted approach to vaccine development by focusing on vaccine solutions addressing unmet needs to ensure we can make a difference in peoples’ lives. We apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, and our established vaccine development capabilities, to develop vaccines against diseases which are not yet vaccine-preventable, or for which there are limited effective treatment options. Today we are leveraging our expertise and capabilities to rapidly advance a broad range of vaccines into and through the clinic, including candidates against the chikungunya virus and Lyme disease.
Our current clinical portfolio is composed of a number of highly differentiated vaccine candidates that are designed to provide preventative solutions to diseases with high unmet need. VLA1553, targeting the chikungunya virus, is the first and only chikungunya vaccine candidate to report positive Phase 3 topline data and the first for which a Biologics License Application, or BLA, has been submitted to the U.S. Food and Drug Administration, or FDA. We believe that, as a live-attenuated vaccine, VLA1553 is particularly well suited to target long-lasting protection compared to other chikungunya assets being evaluated in clinical trials. Chikungunya has spread to more than 100 countries and infected more than 3 million people in the Americas since first arriving there in 2013. VLA15 is a Phase 3 vaccine candidate targeting Borrelia, the bacterium that causes Lyme disease, under development in collaboration with Pfizer, and it is the only active vaccine candidate against Lyme disease currently undergoing clinical trials. VLA15 targets the six most prevalent serotypes, or variations, of Borrelia in the United States, where approximately 476,000 people are diagnosed with Lyme disease each year and in Europe, where at least a further 200,000 cases occur annually.
We have already successfully licensed and commercialized a portfolio of traveler vaccines, which is composed of IXIARO (also marketed as JESPECT in Australia and New Zealand), indicated for the prevention of Japanese encephalitis in travelers and military personnel, and DUKORAL, indicated for the prevention of cholera and, in Canada, Switzerland, New Zealand and Thailand, prevention of diarrhea caused by Enterotoxigenic Escherichia coli, or ETEC, the leading causes of travelers’ diarrhea. We also distribute vaccines for third parties in selected countries where we have a commercial infrastructure.
We have a highly developed, nimble and sophisticated manufacturing infrastructure with facilities across Europe to meet our clinical and commercial needs, including BioSafety Level 3 manufacturing and R&D facilities. We have assembled a team of experts with deep scientific, clinical and business expertise in biotechnology and specifically in vaccine development, manufacturing and commercialization. Our senior leadership team has extensive experience and demonstrated ability to move vaccines through the clinic and into successful commercialization. Members of our team have previously worked at industry leaders such as Novartis, Chiron, GlaxoSmithKline and Daiichi Sankyo.
Our Pipeline and Proprietary Commercial Portfolio
Our pipeline consists of assets at all stages of research & development. Our goal is to develop vaccine candidates that are first- or best-in class and address unmet needs in infectious diseases. Our aim is to either develop them for future commercialization in-house or through and with partners.
Our advanced clinical pipeline and commercialized products are summarized below:
 1.    Indications differ by country. ETEC stands for Enterotoxigenic Escherichia coli (E. Coli) bacterium.
Our clinical pipeline includes:
•VLA1553 – a vaccine candidate against the chikungunya virus, or CHIKV, a mosquito-borne virus that has spread to more than 100 countries with the potential to rapidly expand further. There are currently no preventive vaccines or effective treatments for the chikungunya virus available and VLA1553 is the only chikungunya vaccine candidate that successfully completed pivotal Phase 3 studies and the first chikungunya vaccine candidate for which a regulatory filing process is ongoing with the FDA. Additionally, we believe that, as a live-attenuated vaccine, VLA1553 is particularly well suited to target long-lasting protection compared to other chikungunya assets being evaluated in clinical trials. In our Phase 1 clinical trial, we observed development of antibodies to chikungunya virus resulting in 100% seroconversion of the 120 healthy participants, which results were sustained after 12 months. VLA1553 advanced directly to a Phase 3 clinical trial, for which we reported final results in March 2022, final lot-to-lot consistency data in May 2022 and 12-month antibody persistence data in December 2022. In the pivotal Phase 3 trial, we observed a very high seroconversion level of 98.9% in participants 28 days after receiving the single administration, and this immunogenicity profile was maintained over time, with 99% of participants showing protective CHIKV neutralizing antibodies twelve months after receiving a single vaccination in a dedicated antibody persistence trial. We initiated BLA rolling submission with the FDA for approval of VLA1553 in persons aged 18 years and above in August 2022 and completed the submission in December 2022. In February 2023, the FDA accepted the filing and classified the review as Priority. Currently, VLA1553 has been assigned a Prescription Drug User Fee Act, or PDUFA, review goal date at the end of August 2023, which is the date by which the FDA intends to take action on the application. VLA1553 previously received FDA Fast Track and Breakthrough Therapy designations in 2018 and 2021, respectively. The sponsor of the first chikungunya vaccine BLA to be approved in the United States will be eligible to receive a Priority Review Voucher, or PRV. VLA1553 was also granted PRIority MEdicine, or PRIME, designation by the European Medicines Agency, or EMA, in 2020, and we plan to make regulatory submissions for VLA1553 in Europe in the second half of 2023. We also initiated a Phase 3 trial in adolescents conducted in Brazil by Instituto Butantan, which may support future regulatory submissions in this age group following a potential initial regulatory approval. In February 2023, Valneva completed enrollment and vaccination of 254 adolescents and first results are expected mid-2023.
•VLA15 – a vaccine candidate against Borrelia, the bacterium that causes Lyme disease. VLA15 is a multivalent recombinant protein vaccine that targets six serotypes of Borrelia representing the most common strains found in the United States and Europe. VLA15 is the only Lyme disease program in advanced clinical development today and has received Fast Track designation from the FDA. We reported initial results for three Phase 2 clinical trials of VLA15 in both adult and pediatric populations, in which we observed high levels of antibodies against all six strains. In August 2022, we initiated a Phase 3 clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)”, to investigate the efficacy, safety and immunogenicity of VLA15 in participants five years of age and older in highly endemic regions in the United States and Europe. In February 2023, Pfizer, as the study sponsor, decided to discontinue half of the total enrolled participants in the trial following violations of Good Clinical Practice, or GCP, at certain clinical trial sites run by a third party clinical trial site operator. The clinical trial remains ongoing with other sites not operated by the third party. The companies intend to work with regulatory authorities, and as previously announced, aim for Pfizer to potentially submit a BLA to the FDA and a Marketing Authorization Application, or MAA, to the EMA in 2025, pending successful completion of the Phase 3 studies and subject to the agreement of these regulatory agencies to proposed modifications of the clinical trial plan. According to the terms of our collaboration with Pfizer, Pfizer will lead late phase development of VLA15. If VLA15 is approved, Pfizer will have sole control over its commercialization and we will be eligible to receive milestone and royalty payments. In June 2022, the terms of this collaboration were updated and Pfizer invested €90.5 ($95) million in Valneva as part of an Equity Subscription Agreement. As per the terms of the collaboration agreement, we received a $25 million milestone payment from Pfizer following initiation of the Phase 3 study.
In addition to our clinical-stage assets, our portfolio includes a series of pre-clinical assets against disease targets that reflect our strategy of providing prophylactic solutions to significant diseases that lack a preventative and effective therapeutic treatment option. These include VLA2112, a vaccine candidate targeting the Epstein-Barr virus, or EBV, which is one of the most common human viruses. EBV can cause infectious mononucleosis and is strongly associated with the development of several types of cancer and multiple sclerosis. We have also been working on a vaccine candidate targeting the human metapneumovirus, or hMPV, which is a major worldwide respiratory pathogen that causes acute upper and lower respiratory tract infection and we are currently exploring potential partnering opportunities. Additionally, we initiated pre-clinical work on vaccine candidates targeting parvovirus B19, a virus most commonly causing fifth disease, and Campylobacter, a bacterium often associated with food poisoning.
We commercialize our fully owned travel vaccines IXIARO/JESPECT and DUKORAL and have supplied our inactivated COVID-19 vaccine VLA2001 under government contracts. Sales from these products are complemented by sales from the distribution of third-party products in markets where Valneva operates its own marketing and sales infrastructure (United States, Canada, Nordic countries, United Kingdom, Austria and France):
•IXIARO – an inactivated Vero cell culture-derived Japanese encephalitis vaccine that is the only Japanese encephalitis vaccine licensed and available in the United States, Canada and Europe. IXIARO is indicated for active immunization against Japanese encephalitis, the most prevalent cause of viral encephalitis in Asia, for adults, adolescents, children and infants aged two months and older. Sales of IXIARO were €41.7 million in the year ended December 31, 2022 compared to €45.1 million and €48.5 million in the years ended December 31, 2021 and 2020, respectively. Sales in 2020 and 2021 were significantly impacted by the COVID-related decline in travel. In September 2020, the Defense Logistics Agency, or DLA, awarded us a new contract for the supply of IXIARO. The terms of the agreement contemplated an initial base year followed by two option years, each with a range of minimum and maximum potential dose orders. Due to the impact of the COVID-19 pandemic on Department of Defense operations, the option terms for the first year were amended in 2021 and the DLA did not exercise the second option year in 2022. This was partly offset in 2022 by the significant recovery of the private travel markets.

•DUKORAL – an oral vaccine for the prevention of diarrhea caused by Vibrio cholera and, in Canada and other countries, heat-labile toxin producing ETEC, the leading cause of travelers’ diarrhea. We acquired DUKORAL in 2015 and recorded €17.3 million, €2.4 million, and €13.3 million of revenues in the years ended December 31, 2022, 2021 and 2020, respectively. Sales in 2022 benefited from a significant recovery in the travel markets after being impacted by the COVID-related decline in travel in 2020 and 2021. DUKORAL is authorized for use in the European Union and Australia to protect against cholera and in Canada, Switzerland, New Zealand and Thailand to protect against cholera and ETEC.
•VLA2001 – the only inactivated whole-virus COVID-19 vaccine approved in Europe and the first COVID-19 vaccine to receive a full marketing authorization from the European Medicines Agency. It has been produced using our established Vero cell platform, leveraging the manufacturing technology for our commercial Japanese encephalitis vaccine, IXIARO. In addition to its marketing approval in Europe, our COVID-19 vaccine received conditional marketing authorization in the United Kingdom and emergency use authorization in the United Arab Emirates and Kingdom of Bahrain. During the third quarter of 2022, the World Health Organization, or WHO, also issued recommendations for use of the vaccine, including for a booster dose of VLA2001 four to six months after completion of the primary series. In November 2021, we signed an advance purchase agreement with the European Commission, or EC, to provide up to 60 million doses of VLA2001 in 2022 and 2023. In December 2021, we signed an advance purchase agreement with the Kingdom of Bahrain to provide one million doses of VLA2001 in 2022. An amendment to the purchase agreement with the European Commission in July 2022 reduced the orders of VLA2001 to 1.25 million doses, which we delivered to participating EU Member States (Germany, Austria, Denmark, Finland, and Bulgaria). VLA2001 sales in Europe and Bahrain amounted to €29.6 million in the year ended December 31, 2022. In August 2022, we announced that we had suspended manufacturing of the vaccine in light of the reduced order volume from EU Member States. We are continuing discussions on potential additional supply agreements with various other governments around the world to deploy the remaining eight to ten million doses of inventory. These inventories were fully written-down as of December 31, 2022, as explained further in the Notes to our financial statements. VLA2001’s shelf life is expected to be extended to up to 24 months, compared to 21 months currently.
Our Strategy
Our strategy supports our vision to contribute to a world in which no one dies or suffers from a vaccine preventable disease. Our strategy is based on an integrated business model that has allowed us to build a portfolio of differentiated clinical and pre-clinical assets as well as a growing commercial business. We are focused on utilizing our proven and validated product development capabilities to rapidly advance solutions addressing unmet needs in infectious diseases towards regulatory approval, with the goal of becoming first- best- or only-in-class, and commercialization. We have strategically entered into partnerships with other well-established pharmaceutical companies to leverage their clinical and commercial capabilities to optimize the potential value of select assets. As we advance our late stage portfolio, we also remain focused on investing in our research and development pipeline in order to develop our earlier stage assets as well as identify new targets and indications where we believe we can make a significant difference.
In order to execute upon this strategy as an independent, financially sustainable company, we are pursuing the following strategic goals:
•Seek regulatory approval for, and commercialize, VLA1553 as a prophylactic vaccine candidate against chikungunya virus. We initiated BLA rolling submission with the FDA for approval of VLA1553 in persons aged 18 years and above in August 2022 and completed the submission in December 2022. In February 2023, the FDA accepted the filing and classified the review as Priority. Currently, VLA1553 has been assigned a PDUFA review goal date at the end of August 2023, which is the date by which the FDA intends to take action on the application. As the first company to complete a Phase 3 clinical trial and file for approval of a chikungunya vaccine, we believe we are in a strong position to compete for the PRV that the FDA intends to award related to the first chikungunya vaccine approved in the United States. If VLA1553 is approved by the FDA, we would target commercialization in the United States as early as late 2023. A clinical trial of VLA1553 in adolescents is also ongoing in Brazil for which first results are expected mid-2023. This trial may support further regulatory submissions and label extensions in countries where we will seek initial regulatory approvals in adults. This ongoing clinical trial conducted by Instituto Butantan and funded by the Coalition for Epidemic Preparedness Innovations, or CEPI, is also expected to support licensure of the vaccine in Brazil, which would be the first potential approval for use in an endemic region. If approved for such use, Instituto Butantan will be responsible for manufacturing and commercializing the vaccine in low- and middle-income countries.
•Advance VLA15 for the prevention of Lyme disease in collaboration with Pfizer. We are developing VLA15 as a vaccine against Borrelia, the bacterium that causes Lyme disease in the United States and Europe. We reported results for three Phase 2 clinical trials of VLA15 in both adult and pediatric populations, in which VLA15 generated high levels of antibodies against all six Borrelia strains. Together with Pfizer, we announced the initiation of a Phase 3 clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)”, in August 2022. As per the terms of the collaboration agreement, we received a $25 million milestone payment from Pfizer in October 2022 following initiation of the Phase 3 study. In February 2023, Pfizer, as the study sponsor, decided to discontinue half of the total enrolled participants in the trial following violations of GCP at certain clinical trial sites run by a third party clinical trial site operator. The clinical trial remains ongoing with other sites not operated by the third party. The companies intend to work with regulatory authorities, and as previously announced, aim for Pfizer to potentially submit a BLA to the FDA and an MAA to the EMA in 2025, pending successful completion of the Phase 3 studies and subject to the agreement of these regulatory agencies to proposed modifications of the clinical trial plan.
•Grow product sales including through successfully launching our chikungunya vaccine, if approved, and build a leading position in the travel vaccines market. Sales from our proprietary products, IXIARO and DUKORAL, and potentially in the future VLA1553, as well as products that we commercialize for third parties such as RABIPUR and ENCEPUR, are expected to generate proceeds which we will be able to reinvest in our research and development programs.
•Expand our pipeline of pre-clinical and clinical programs to develop new vaccines addressing diseases with significant unmet need. To remain an industry leader in the development of prophylactic vaccines, we intend to continue identifying disease targets with the potential to be effectively prevented by vaccines and develop vaccine candidates against those targets. We have notably initiated pre-clinical programs focusing on hMPV and EBV.
•Opportunistically pursue strategic partnerships to maximize full potential of our clinical and commercial portfolios. We intend to continue to selectively evaluate partnerships to leverage the clinical and commercial expertise of large pharmaceutical companies. Additionally, we will continue to evaluate in-licensing opportunities for both our clinical and commercial portfolio.
•Maintain an attractive workplace by strengthening our ESG (environmental, social, and governance) strategy. As a member of the United Nations Global Compact, we intend to ramp up ESG initiatives and continue to develop the four pillars of our responsible business commitments: Protecting Lives, Acting Ethically, Developing our People and Respecting the Environment.
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
There are a number of approaches to engineering vaccine candidates. Most vaccines in use today utilize one of the following five technological approaches:
•Live attenuated vaccines. Live attenuated vaccines use a weakened, or attenuated, form of the virus or bacteria that causes a disease. Live attenuated vaccines typically provoke more durable immunological responses. However, they may not be safe for use in immunocompromised individuals, and on rare occasions can mutate to a virulent form and cause disease. Live attenuated vaccines protect against diseases such as measles/mumps/rubella, rotavirus, smallpox, chickenpox and yellow fever. Our chikungunya virus vaccine candidate is an example of a live attenuated vaccine.
•Inactivated vaccines. Inactivated vaccines use a version of the disease-causing virus or bacteria that has been destroyed with chemicals, heat or radiation. Inactivated vaccines have a long history of use and are among the safest types of vaccine, with possibilities for use in special target populations, such as patients with weakened immune systems. We believe that the extensive knowledge and experience with the existing viral inactivation procedures for vaccine manufacture will continue to serve as a foundation of vaccinology for novel inactivated vaccines. Today millions of people are, and will be, protected worldwide with inactivated viral vaccines. Inactivated vaccines protect against diseases such as hepatitis A, flu, polio and rabies. Our products IXIARO and VLA2001 are both inactivated vaccines.
•Subunit, recombinant, polysaccharide and conjugate vaccines. Subunit, recombinant, polysaccharide and conjugate vaccines use specific pieces of the virus or bacteria, such as its protein, sugar or casing, to generate an immune response. Rather than introducing an inactivated or attenuated microorganism to an immune system (which would constitute a “whole-agent” vaccine), a subunit vaccine uses a fragment of the microorganism to generate an immune response. Subunit vaccines can produce a long-lived immunity and are relatively safe since only parts of the virus are used and can be applicable to people with weakened immune systems. These vaccines protect against diseases such as Hib (Haemophilus influenza type b), hepatitis B, HPV (human papillomavirus), whooping cough (part of the DTaP combined vaccine), pneumococcal disease, meningococcal disease and shingles. Our clinical development and manufacturing technology have allowed us to develop our VLA15 vaccine candidate, a multivalent, protein subunit vaccine for prevention of Lyme disease.
•Toxoid vaccines. Toxoid vaccines use a toxin made by the virus or bacteria that causes a disease. These vaccines are used to protect against diseases such as diphtheria and tetanus.
•Messenger RNA (mRNA) vaccines. mRNA vaccines are one of the newest areas in vaccine technology. As shown during the COVID-19 pandemic, they can be developed quickly using the pathogen’s genetic code. When an mRNA vaccine is delivered, the RNA material teaches our body how to make a specific type of protein that is unique to the virus, but does not make the person sick. The protein triggers an immune response, which includes the generation of antibodies that recognize the protein. That way, if a person is ever exposed to that virus in the future, the body would likely have the tools (antibodies) to fight against it.
Additionally, there are companies pursuing novel technologies such as DNA vaccines, which transfect a specific antigen DNA-coding sequence onto the cells of an immunized species; and dendritic cell vaccines, which combine dendritic cells with antigens in order to present the antigens to the body’s white blood cells, thus stimulating an immune reaction. Although some of these novel technologies have shown promise, they largely remain in the early stages of development and face significant challenges related to manufacturing and distribution.
Our deep expertise and capabilities across many of these approaches gives us the flexibility to follow our strategy of first targeting diseases that lack a preventative solution and then developing an efficacious and safe vaccine candidate based on our determination of the most effective approach.
In addition to the vaccine’s primary component, such as an inactivated virus, vaccines may contain adjuvants, which are used to improve the immune response to the vaccine, for example through producing more antibodies. Adjuvants used in human vaccines include alum (aluminium hydroxide) and others (e.g. CpG-1018, manufactured by Dynavax). Adjuvants have a proven safety record based on more than 60 years of use. Effective use of adjuvants requires expertise around vaccine formulation and development. We have utilized different adjuvants in a number of our vaccine candidates or licensed vaccines.
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
The different approaches to vaccine development cannot be universally applied to infectious diseases and be effective; instead, each approach must be targeted against a disease according to a compelling biological rationale. As such, development of vaccines are intensive and complicated processes that require evaluation of multiple modalities, endpoints and clinically meaningful data points. The efficacy and safety of vaccines are measured using multiple methodologies and approaches, although research and regulatory bodies often focus on the following measures:
•Immunogenicity — the ability of a foreign substance, such as an antigen, to provoke an immune response
•Seroconversion rates (SCR) — the proportion of subjects in a trial for whom a specific antibody develops and becomes detectable in blood
•Seroconversion — an antibody response capable of preventing infection
•Titer — a laboratory test that measures the presence and amount of antibodies in the blood
•Viremia — the presence of a virus in the blood

Our Clinical Pipeline
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
In our Phase 1 clinical trial, we observed that VLA1553 led to the development of antibodies to chikungunya virus resulting in 100% seroconversion of the 120 healthy participants in the trial and that these levels were sustained after 12 months. Based on this Phase 1 dataset we were able to advance directly into Phase 3 clinical development and concluded a pivotal Phase 3 trial in over 4,000 healthy adults. We received confirmation from the FDA and EMA for our proposal to seek licensure under the accelerated approval pathway. Under this pathway, we plan to seek licensure of VLA 1553 based on a surrogate endpoint (seroresponse rate) agreed with the FDA and the EMA. The surrogate endpoint is an immune response that is reasonably likely to predict protection from chikungunya infection. This eliminates the need to execute a time-intensive and costly field trial where a group of patients receiving a placebo is compared to groups of patients receiving VLA1553. However, this approach requires that vaccine effectiveness, i.e. the proof that the vaccine can prevent cases of disease, is demonstrated post-licensure. We reported positive topline results of our pivotal Phase 3 trial involving over 4,000 healthy adults in August 2021, final results, including six-month follow-up data, in March 2022 and twelve-month antibody persistence data in December 2022. These antibody persistence results confirmed a very high level of seroconversion, with 99% of participants showing protective CHIKV neutralizing antibodies twelve months after receiving a single vaccination. The final Phase 3 clinical trial data that we announced in March 2022 indicated a seroresponse rate of 98.9% at 28 days compared to the 70% threshold (for non-acceptance) agreed with the FDA.
The sponsor of the first chikungunya vaccine BLA to be approved in the United States will be eligible to receive a PRV. VLA1553 has received Fast Track and Breakthrough Therapy designation from the FDA and PRIME designation from the EMA. In August 2022, we initiated BLA rolling submission with the FDA for approval of VLA1553 in persons aged 18 years and above and completed the submission in December 2022. This BLA submission is part of the accelerated approval pathway agreed with the FDA in 2020. In February 2023, the FDA accepted the filing and classified the review as Priority. Currently, VLA1553 has been assigned a PDUFA review goal date at the end of August 2023, which is the date by which the FDA intends to take action on the application. If VLA1553 is approved, we intend to market it as a traveler vaccine in North America and Europe.
Additionally, in May 2020, we partnered with the Instituto Butantan in Brazil to develop, manufacture and market VLA1553 in low and middle income countries. As part of this collaboration, we initiated an adolescent clinical trial of VLA1553 in 754 healthy volunteers in Brazil in 2022, which has been approved by the local regulatory agency, ANVISA, and is sponsored by Instituto Butantan. In February 2023, Valneva announced enrollment completion and vaccination of the 754 adolescents. First results are expected mid-2023. We have been awarded up to $24.6 million in funding from CEPI in relation to this partnership. See “Item 10.C—Material Contracts—CEPI Funding Agreement” for more information about this agreement.
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

The below map shows countries and territories where chikungunya cases have been reported as of March 2, 2022 (it does not include countries or territories where only imported cases have been documented):

Current or previous local transmission of chikungunya virus

Without a vaccine, we believe the spread of chikungunya will continue to increase rapidly, driven by a number of key factors:
•The recent development that chikungunya can be spread by a second species of mosquitos, one that has a broader worldwide distribution, is tolerant to colder temperatures and is highly abundant in large parts of the world;
•The current lack of herd immunity in large portions of the human population;
•The ease of chikungunya’s spread by travel, which can occur if an uninfected mosquito feeds on an infected person who has returned home from an endemic area; and
•An increase in the geographic distribution and size of the population at risk due to climate change.
No vaccine to prevent chikungunya infection has been approved. The current standard of care to treat individuals who have become infected with chikungunya is the application of non-steroidal anti-inflammatory drugs to relieve symptoms. To date, preventive measures rely on avoiding mosquito bites. Effective mosquito control has proven challenging, even in higher income countries.
In addition to VLA1553, there are two third-party advanced chikungunya vaccine candidates. The first is an inactivated vaccine candidate manufactured by Bharat Biotech of India, which has initiated a seamless Phase 2/3 clinical trial in August 2021. The second is a virus-like particle vaccine candidate developed by Emergent BioSolutions, which has announced initiation of Phase 3 clinical trials in October 2021. We believe that all of these potential vaccine candidates may face limitations relative to VLA1553, including VLA1553 being designed to only require a single administration, while Bharat’s and potentially Emergent BioSolutions’ vaccine candidates are likely to require multiple shots to either reach or maintain high levels of effectiveness.
VLA1553 Approach
VLA1553 is a live-attenuated chikungunya vaccine candidate based on the East, Central and Southern African, or ECSA, strain which has spread across the Indian Ocean. It is cross-reactive with other strains, meaning that it is designed to protect against those as well, including the strain of Asian lineage which is rapidly spreading across the Americas as observed in pre-clinical studies. Additionally, given that we have engineered VLA1553 as a live-attenuated vaccine, we believe it may confer life-long immunity.

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
Chikungunya virus neutralizing antibodies were observed in 100% of patients for 12 months at all three of the doses evaluated. A single vaccination was sufficient to induce sustaining high-titer neutralizing antibodies at twelve months post vaccination.
Individuals that received a single high dose of VLA1553 did not exhibit an increase in antibody titers following subsequent re-vaccination at month six. Similarly, none of the dose levels that were re-vaccinated at month 12 exhibited an increase in antibody titers after re-vaccination. This result suggests that a single dose of VLA1553 could offer sufficient protection with no additional booster required.
The titer of these neutralizing antibodies was assessed by determining how far the antibodies in the plasma could be diluted and still reduce in vitro viral infection by 50%, a commonly used parameter referred to as the neutralization titer or NT50. Seroconversion was defined as having an NT50 of 20 or greater, meaning that dilution by 20-fold or greater still resulted in inhibiting the virus-induced cytopathic effects by at least half. We found that 100% of participants had seroconverted by day 14 at all three of the doses tested and this seroconversion persisted for one year across all dose groups. When re-evaluated with the assay that was used to define the seroresponse threshold for Phase 3, we confirmed that 100% of participants had seroresponded by day 14.
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
 The primary endpoint was safety and immunogenicity 28 days after a single vaccination with VLA1553. The trial met its primary endpoint, inducing protective CHIKV neutralizing antibody titers in 98.9% of participants 28 days after receiving a single shot (263 of 266 subjects from the per-protocol subgroup tested for immunogenicity, 95% CI: 96.7-99.8). The seroconversion rate result of 98.9%, and specifically the lower bound of the 95%CI of 96,7%, exceeded the 70% threshold (for non-acceptance) agreed with the FDA. The excellent immunogenicity profile was maintained over time, with 96.3% of participants showing protective CHIKV neutralizing antibody titers six months after receiving a single vaccination (233 of 242 subjects from the per-protocol subgroup tested for immunogenicity, 95% CI: 93.1-98.3). VLA1553 was highly immunogenic, with a GMT of approximately 3,362, confirming the immunogenicity profile seen in the Phase 1 clinical trial.
VLA1553 was generally well tolerated across all age groups among the 3,082 subjects evaluated for safety. An independent Data Safety Monitoring Board, or DSMB, continuously monitored the study and identified no safety concerns. The final data safety profile is consistent with results from the Phase 1 clinical trial. The majority of solicited adverse events were mild or moderate and resolved within 3 days. 2.0% of study participants reported severe solicited adverse events, most commonly fever. Approximately 50% of trial participants experienced solicited systemic adverse events, most commonly headache, fatigue and myalgia. The local tolerability profile showed that approximately 15% of participants experienced solicited local adverse events.

Additionally, VLA1553 was highly immunogenic in elderly study participants (65 years of age or older), who achieved equally high seroconversion rates and neutralizing antibody titers over time as younger adults.
VLA1553-302 Clinical Trial
We also initiated a lot-to-lot consistency Phase 3 trial, VLA1553-302, in February 2021 to show manufacturing consistency of VLA1553, which is a requirement for licensure. We announced completion of recruitment for this trial in June 2021, positive topline and final data from this trial in December 2021 and May 2022, respectively.
VLA1553-302 was a prospective, multicenter, randomized, pivotal Phase 3 clinical trial. Participants in the VLA1553-302 trial were randomized and followed for a total of six months. The objective of the trial was to show manufacturing consistency of the vaccine by demonstrating that three consecutively manufactured lots elicit equivalent immune responses measured by neutralizing antibody titers on Day 29 after vaccination. Lyophilized VLA1553 were administered as a single intramuscular immunization. Equivalence of immune responses were determined based on neutralizing antibody titers. The primary objective of the trial was to evaluate a pair-wise comparison of the 95% CI on the ratio of GMTs on Day 29 after vaccination in the three vaccine lots. The two-sided 95% CI on the GMT ratio should be within 0.67 and 1.5 in order to demonstrate consistency.
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
The lot-to-lot data were part of our submission to the FDA which we completed in December 2022.
VLA1553-303 Clinical Trial
In April 2021, we initiated an antibody persistence trial that will follow annually up to 375 subjects in the immunogenicity subset of the VLA1553-301 trial for a period of five years. VLA1553-303 is a prospective, multicenter trial. The primary objective is to evaluate persistence of antibodies annually for five years after a single immunization. Subjects will have annual follow-up visits at Months 12, 24, 36, 48 and 60 after immunization. Secondary outcome measures include frequency and relatedness of any serious adverse events, immune response as measured by CHIKV-specific neutralizing antibody titers post-vaccination, proportion of subjects with seroconversion, fold increase of CHIKV-specific neutralizing antibody titers post-vaccination as compared to baseline, and proportion of subjects reaching at least 4-fold, 8-fold, 16-fold or 64-fold increase in CHIKV-specific neutralizing antibody titers post-vaccination as compared to baseline.
In December 2022, we reported twelve-month data for this trial. 99% of participants retained neutralizing antibody titers above the seroresponse threshold of 150 twelve months after the single-dose vaccination. The antibody persistence was similar in older adults aged ≥65 years, who retained neutralizing antibody titers comparable to younger adults throughout the follow-up. No safety concerns were identified for the duration of the follow-up study, confirming the safety profile observed in previous studies.
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
Conducted in Brazil by Instituto Butantan, VLA1553-321 is a prospective, double-blinded, multi-center, randomized and placebo-controlled Phase 3 trial. On February 14, 2023 we announced recruitment completion with 754 adolescents from 12 to 17 years old randomized at a 2:1 ratio to receive either VLA1553 or placebo. The primary objective of the trial is to evaluate safety and immunogenicity following a single vaccination with VLA1553. Participants will be evaluated after 28 days and followed up to 12 months. The study will also provide safety and immunogenicity data in participants previously exposed to chikungunya.
VLA15— Our vaccine candidate targeting Lyme disease
We are developing VLA15 as a vaccine against Borrelia, the bacterium that causes Lyme disease. VLA15 is a recombinant protein vaccine that targets six serotypes of Borrelia representing the most common strains found in the United States and Europe. We have reported initial results of three Phase 2 clinical trials of VLA15 in over 900 healthy adults and interim analyses have demonstrated the presence of high titers of antibodies against all six strains. In August 2022, together with Pfizer, we initiated a Phase 3 clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)”, to investigate the efficacy, safety and immunogenicity of VLA15 in participants five years of age and older in highly endemic regions in the United States and Europe. In February 2023, we announced that Pfizer, as the study sponsor, decided to discontinue half of the total recruited participants in the trial following violations of GCP at certain clinical trial sites run by a third-party clinical trial site operator. The clinical trial remains ongoing with other sites not operated by the third party. The discontinuation of these participants was not due to any safety concerns with the investigational vaccine and was not prompted by a participant-reported adverse event. The companies intend to work with regulatory authorities, and as previously announced, aim for Pfizer to potentially submit a BLA to the FDA and an MAA to EMA in 2025, pending successful completion of the Phase 3 studies and subject to the agreement of these regulatory agencies to proposed modifications of the clinical trial plan.

In April 2020, we announced a collaboration with Pfizer for late phase development and commercialization of VLA15, if approved, and received a $130 million upfront payment on signing. In June 2022, the terms of this agreement were updated and Pfizer invested €90.5 ($95) million in Valneva as part of an Equity Subscription Agreement. As per the updated terms, Pfizer will fund 60% of the remaining shared development costs compared to 70% in the initial agreement. We will receive tiered royalties ranging from 14% to 22%, compared to royalties starting at 19% in the initial agreement, which will be complemented by up to $100 million in milestones payable to us based on cumulative sales. Other development and early commercialization milestones were unchanged, of which $143 million remain to date. We received a $25 million milestone payment from Pfizer following initiation of the Phase 3 study. Pfizer will lead late-stage development and have sole control over commercialization. See “Item 10.C—Material Contracts—Pfizer License Agreement” for more details.
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
There are multiple serotypes or variants of Borrelia that lead to Lyme disease. The difference among the serotypes includes the fact that they have variant genetic sequences in the code for the OspA protein, meaning that each serotype requires a specific antigen targeting its OspA protein. In the United States, Lyme disease is predominantly associated with B. burgdorferi infection, or serotype 1 (ST1), while in Europe, there are multiple serotypes with B. afzelii, or serotype 2

(ST2), accounting for slightly more than half of infections. We have developed VLA15 as a single vaccine candidate that includes the OspA antigens from the six most frequently observed serotypes of Borrelia in the United States and Europe.
To simplify production of the antigenic proteins, we linked the antigenic regions of two OspA proteins from different serotypes into a fusion construct. This allows us to produce the antigens against the six primary serotypes of Borrelia with just three protein constructs.
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
For some vaccines, immunity begins to decline after a certain period of time, at which point a “booster” dose is needed to raise immunity levels. To evaluate the benefit of a booster dose, 64 subjects across the two higher dose groups (48 µg and 90 µg, both with and without alum) from the Phase 1 trial received a booster in the period 12 to 15 months after their initial dose in the primary immunization. Safety and immunogenicity of VLA15 was evaluated up to month 19, with an interim analysis four weeks after the booster. This booster dose resulted in a significant anamnestic response, yielding OspA antibody titers at levels from 2.7-fold for ST2 and ST3 to 5.8-fold for ST1 over the initial titers observed at Day 84. This potent immunogenic response was observed against all six OspA variants. Additional data about a booster dose follow in the Phase 2 discussion below.
Phase 2 Clinical Trials and Results
We have evaluated the safety and immunogenicity of VLA15 at different dosage levels and schedules in three Phase 2 clinical trials in Europe and the United States. Together, these trials enrolled 1443 healthy adults of 5 to 65 years of age.
VLA15-201 Clinical Trial and Results
Our first Phase 2 clinical trial, VLA15-201, was a randomized, observer-blind, placebo-controlled, multi-center Phase 2 clinical trial conducted in Belgium, Germany and the United States, consisting of a “run-in phase” and a “main study phase.” In the run-in phase, a total of 120 subjects aged 18-40 were randomized into one of four groups: a placebo group and three groups at different dosage levels of VLA15 with alum (90 µg, 135 µg or 180 µg). The subjects received intramuscular injections on Days 1, 29 and 57. Based on the elicited higher antibody responses across all serotypes observed from the run-in phase, we selected the two higher VLA15 dose levels to be evaluated in the main study phase. A total of 452 subjects aged 18-65 were randomized 2:2:1 to receive one of two VLA15 doses (135 µg or 180 µg) or placebo, and received intramuscular injections on Days 1, 29 and 57. The primary endpoint for the trial was GMTs for IgG against each OspA serotype ST1 to ST6. Secondary endpoints examined SCR, geometric mean fold rise, or GMFR, and occurrence of adverse events.
In July 2020, we announced results from our Phase 2 clinical trial of VLA15-201 in which we observed VLA15 was immunogenic across all dose groups tested. Compared to results from the Phase 1 clinical trial, the higher doses used in our Phase 2 clinical trial elicited higher antibody responses across all serotypes than those observed after the primary series in the Phase 1 clinical trial. SCR in the highest dose ranged from 81.5% (ST1) to 95.8% (ST2) on Day 85. No statistically significant differences between 135 µg and 180 µg treatment groups were observed.
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
VLA15-202 Clinical Trial and Results
Our second Phase 2 clinical trial, VLA15-202, was a randomized, observer-blind, placebo-controlled multi-center Phase 2 clinical trial conducted in the United States with 246 healthy volunteers aged 18-65. The subjects were randomized 2:2:1 to receive either VLA15 with alum (either 135 µg or 180 µg) or placebo, administered through intramuscular injection at month zero, two and six. The primary endpoint of the trial was GMTs for IgG against each OspA serotype, measured at month 7 to highlight the importance of further increases in OspA-specific IgG titers after the primary immunization series, which are likely necessary to achieve a successful vaccine candidate. Secondary endpoints evaluated SCRs, GMFRs and the occurrence of adverse events.
On October 20, 2020, we reported interim results from VLA15-202. Compared to VLA15-201, immunogenicity was further enhanced using an immunization schedule of vaccinating at zero, two and six months. SCRs, after completion of the primary vaccination series, showed similar responses and ranged from 93.8% (ST1) to 98.8% (ST2, ST4).
Antibody responses were comparable in the two dose groups tested as of Day 208. The immunological response in older adults, one of the main target groups for a Lyme vaccine, was consistent with our observations in VLA15-201. Furthermore, results did not indicate that prior exposure to Borrelia burgdorferi sensu lato (Bb sl), the bacteria that causes Lyme disease (baseline Bb sl sero-positivity) has an impact on immunogenicity or safety, also consistent with our observations in VLA15-201.
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
On September 28, 2021, we announced further positive results from VLA15-202. Continued evaluation at Month 18 showed that antibody titers declined thereafter across all dose groups, remaining above baseline and confirming the need for a booster strategy. Participants who received a complete primary vaccination series with the 180 µg dose of VLA15 were invited to continue the trial in a booster extension phase and were randomized 2:1 to receive an additional 180 µg dose of VLA15 or placebo at Month 18. VLA15’s acceptable safety profile was confirmed through one-month post-booster. No related serious adverse events were observed in any treatment group. Administration of the booster dose elicited a strong anamnestic response yielding a 2.9-fold (ST3) to 4.2-fold (ST1, ST4) increase (GMT) in anti-OspA IgG antibody titers compared with titers observed after primary immunization. All participants seroconverted to anti-OspA IgG after the booster dose, meaning SCRs were 100% for all OspA serotypes. SCR was defined as the rate of subjects that changed from seronegative at baseline to seropositive. Additionally, subjects who were seropositive at baseline needed to show at least a 4-fold increase in anti-OspA IgG compared to baseline titer. Functionality of elicited antibodies was demonstrated by SBA, leading to SCRs ranging from 86.8% (ST2) to 100.0% (ST3) after the booster. The trial is continuing to monitor persistence of antibody responses.
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
In the sub-analysis of participants 18-65 years old who received VLA15 in either the two-dose schedule (N=90) or the three-dose schedule (N=97), performed one month after the last vaccination, VLA15 was found to be immunogenic with both vaccination schedules tested. These data are consistent with the strong immunogenicity profile observed for this age group in previous Phase 2 studies. However, the induction of anti-OspA IgG (anti-outer surface protein A immunoglobulin G) antibody titers was higher in participants who received the three-dose primary series compared to those who received the two-dose primary series. Based on these results, we and Pfizer proceeded with a three-dose primary series vaccination schedule in the Phase 3 clinical trial discussed below. The analysis was also consistent with the acceptable safety and tolerability profile observed in previous studies of VLA15. No vaccine-related serious adverse events were observed.
In April 2022, together with Pfizer, we reported positive pediatric data for the VLA15-221 trial. In pediatric participants (5-17 years old) who received VLA15 in either the two-dose schedule (N=93) or three-dose schedule (N=97), VLA15 was found to be more immunogenic than in adults with both vaccination schedules tested. The safety and tolerability profile observed in the 5- to 17-year age group was similar to the previously reported profile in adult participants. No vaccine-related serious adverse events (SAEs) were observed. Like in adults, the immunogenicity and safety data supported a three-dose primary vaccination schedule in pediatric participants in the Phase 3 trial.
Phase 3 Trial
In August 2022, together with Pfizer, we announced the initiation of a Phase 3 clinical trial, Vaccine Against Lyme for Outdoor Recreationists (VALOR), to investigate the efficacy, safety and immunogenicity of VLA15.
The randomized, placebo-controlled, Phase 3 VALOR trial has been enrolling participants 5 years of age and older and is being conducted in areas where Lyme disease is highly endemic, including Finland, Germany, the Netherlands, Poland, Sweden and the United States. Participants will receive three doses of VLA15 180 µg or saline placebo (1:1 ratio) as a primary vaccination series followed by one booster dose of VLA15 or saline placebo.
As per the terms of our collaboration, we received a $25 million milestone payment from Pfizer following initiation of the Phase 3 study. In February 2023, we and Pfizer announced that Pfizer, as the study sponsor, decided to discontinue a significant percentage of enrolled U.S. study participants following violations of good clinical practice at certain clinical trial sites run by a third-party clinical trial site operator. The companies intend to work with regulatory authorities, and as previously announced, aim for Pfizer to potentially maintain the original submission timelines, pending successful completion of the Phase 3 studies and subject to the agreement of these regulatory agencies to proposed modifications of the clinical trial plan.
VLA1601—Our Zika virus development program that remains on hold
Zika virus disease is the first and only flaviviral disease that was declared a public health emergency because of devastating birth defects following maternal infection. According to the World Health Organization, there is scientific consensus that Zika virus is a cause of microcephaly and Guillain-Barré syndrome.
We have developed VLA1601, a highly purified inactivated vaccine candidate targeting the Zika virus which we developed using the same manufacturing platform as IXIARO, our approved Japanese encephalitis vaccine. We reported positive interim results for the Phase 1 study evaluating VLA1601 in November 2018. The inactivated vaccine candidate met the study’s primary endpoint showing a favorable safety profile in all doses and schedules tested. VLA1601 was also immunogenic in all treatment groups and induced both dose- and schedule-dependent neutralizing antibodies against the Zika virus with the kinetics expected for an inactivated, alum-adjuvanted whole-virus vaccine. Seroconversion rates reached up to 85.7% on Day 35 (Interim Analysis of Data up to Day 56).
We are currently evaluating a reactivation of this program. The incidence of Zika significantly declined after its peak in 2016 due to high population level immunity in affected countries. Back in November 2018, we also chose to prioritize our Lyme disease and chikungunya programs representing a greater health crisis. However, Zika virus transmission persists in several countries in the Americas and in other endemic regions. According to WHO, a total of 89 countries and territories have reported evidence of mosquito transmitted Zika virus infection to date but no vaccine is yet available for the prevention of Zika virus infection. As a result, we may choose to reactivate this program in the future if warranted.
VLA84—Our Clostridium difficile vaccine candidate that remains on hold
We have developed VLA84, a vaccine candidate targeting the prevention of primary symptomatic Clostridium difficile infection, or CDI, a leading cause of life-threatening, healthcare-associated infections worldwide. VLA84 is designed to produce an immune response to neutralize the effects of C. difficile toxins A and B, considered to be largely responsible for CDI. We completed Phase 2 development of VLA84. The key objectives of the Phase 2 trial were met, the vaccine candidate generated strong immune responses against C. difficile toxins A and B, and the safety and tolerability profile was good. We could advance into Phase 3 if we choose to reactivate this program and find a suitable partner.

Our Pre-clinical Portfolio
In addition to our clinical-stage assets, our portfolio includes several pre-clinical assets against disease targets that reflect our strategy of providing prophylactic solutions to significant diseases that lack a preventative and effective therapeutic treatment option.
Our pre-clinical work involves exploratory study of a given disease, including extensive review of existing literature and early data that will inform our view of whether and how we could develop a vaccine for that disease.
Our preclinical portfolio is summarized below:
Our two most advanced pre-clinical assets target hMPV and EBV and are presented below. Additionally, we initiated pre-clinical work on vaccine candidates targeting parvovirus B19, a virus most commonly causing fifth disease, and Campylobacter, a bacterium often associated with food poisoning.

VLA1554—Our vaccine candidate targeting hMPV
Human metapneumovirus, or hMPV, is a major worldwide respiratory pathogen that causes acute upper and lower respiratory tract infection in the pediatric population. hMPV is also a common cause of morbidity and mortality in immunocompromised patients and older adults. Repeated infections are common, resulting in a heavy medical burden. However, there is currently no hMPV-specific prevention treatment.
Our hMPV vaccine candidate, VLA1554, is a pre-fusion recombinant F protein subunit vaccine. It is produced in CHO cells, using an initial classical purification process that has been established with suitable production yield.
First readouts of pre-clinical proof of concept studies showed that immunization with pre-fusion A1 F protein generated a superior neutralizing antibody response against hMPV subgroups A1 and B1 as compared to pre-fusion B1 F protein. Low doses of the vaccine candidate generated hMPV-neutralizing responses that protected mice from challenge. Despite the high frequency of pneumoviral infections and over 50 years of research in this field, the virus was discovered relatively recently, and no licensed vaccine against hMPV is currently available. We are currently exploring potential partnering opportunities for this candidate.
VLA2112 - Our vaccine candidate targeting Epstein-Barr Virus (EBV)
Epstein-Barr virus (EBV), also known as human herpesvirus 4, is a member of the herpes virus family. It is found all over the world and is one of the most common human viruses. Most people get infected with EBV by early adulthood. EBV spreads most commonly through bodily fluids, primarily saliva. EBV can cause infectious mononucleosis, also called mono, and is strongly associated with several different cancers and multiple sclerosis.
Our EBV vaccine candidate, VLA2112, is based on adjuvanted, subunit viral glycoproteins to elicit high titers of EBV-neutralizing antibodies.
Evaluation of external and internal antigen designs is ongoing. The vaccine candidate will comprise the combination of antigens that best neutralize infection of both epithelial cells and B cells. The addition of an adjuvant to further optimize immune responses will be investigated prior to development.
Our Commercial Portfolio
Our commercial portfolio is composed of three vaccines, our travel vaccines IXIARO/JESPECT and DUKORAL, and our inactivated COVID-19 vaccine, VLA2001. Our travel vaccines serve a wide range of potential travelers where the diseases they prevent are endemic, from business and leisure travelers to government and military personnel traveling on behalf of their government. We also distribute certain third-party vaccines in countries where we operate our own marketing and sales infrastructure. Our commercial activities have generated meaningful revenues, much of which we have reinvested in our research and development capabilities in order to advance our clinical assets and drive future growth.
IXIARO—Our Japanese encephalitis vaccine
IXIARO, or JESPECT in Australia and New Zealand, is an inactivated Vero cell culture-derived Japanese encephalitis vaccine and is the only Japanese encephalitis vaccine currently approved for use in the United States, Canada and Europe. IXIARO is indicated for active immunization against Japanese encephalitis in adults, adolescents, children and infants aged two months and older, and is a required vaccine for U.S. military personnel who are deployed to areas of risk for Japanese encephalitis. The pediatric indication of IXIARO was granted Orphan Drug designation by the FDA.
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
In 2019, over 35 million people traveled from Europe and North America to the countries where JEV is endemic. Vaccination remains the single most important control measure against Japanese encephalitis worldwide.

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
Sales of IXIARO
IXIARO was first approved by the FDA and European Commission in 2009, and reached pre-pandemic sales of €94.1 million during the year ended December 31, 2019. Due to travel restrictions in light of the ongoing COVID-19 pandemic, sales for IXIARO declined to €48.5 million during the year ended December 31, 2020 and €45.1 million during the year ended December 31, 2021. In the year ended December 31, 2022, sales of €41.3 million were driven by lower sales to the U.S. Department of Defense. This decrease was partly offset by the significant recovery of the private travel markets, with private sales reaching €28.8 million in the year ended December 31, 2022 compared to €7.1 million in the year ended December 31, 2021.
DUKORAL—Our vaccine against cholera and ETEC
DUKORAL is an oral vaccine containing four inactivated strains of the bacterium Vibrio cholerae serotype O1, and part of a toxin from one of these strains as active substances. DUKORAL is authorized for use in the European Union and Australia to protect against cholera and in Canada, Switzerland, New Zealand and Thailand to protect against cholera and ETEC, the leading cause of travelers’ diarrhea. Originally licensed in Sweden by SBL Vaccines in 1991, and subsequently in the European Union in 2004 through a centralized procedure followed by other international markets, the vaccine was acquired by us in 2015 from Janssen Pharmaceuticals as part of our strategic vision to extend our proprietary travel vaccine portfolio.
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
DUKORAL Overview
DUKORAL is intended for active immunization against cholera (and LT-ETEC diarrhea in certain jurisdictions) in adults and children from two years of age who will be visiting endemic/epidemic areas. The use of DUKORAL should be determined on the basis of official recommendations, taking into account the variability of epidemiology and the risk of contracting disease in different geographical areas and travelling conditions. DUKORAL is a drinkable vaccine that helps prevent diarrhea caused by heat-labile toxin-producing ETEC as well as cholera.
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
Sales of DUKORAL
DUKORAL was granted marketing authorization throughout the European Union in 2004, having previously been licensed in Sweden and Norway in 1991 through national licensure processes. DUKORAL was approved in Canada in 2003. Sales of DUKORAL were €17.3 million, €2.4 million and €13.3 million in the years ended December 31, 2022, 2021 and 2020, respectively, of which Canada represented €11.4 million, €0.6 million and €6.8 million, respectively, of global sales due to the strong overlap between Canadian travelers to regions of high ETEC prevalence and the vaccine’s approved indication. Similar to other travel vaccines, sales in 2021 were significantly impacted by ongoing COVID-19 travel restrictions. In 2022, DUKORAL sales increased by 610.3% compared to 2021, benefiting from the significant recovery in the private travel markets.
VLA2001—Our SARS-CoV-2 Vaccine
VLA2001 is the only inactivated whole-virus COVID-19 vaccine approved in Europe and the first COVID-19 vaccine to receive a full marketing authorization from the EMA. It was produced using our established Vero-cell platform, leveraging the manufacturing technology for our commercial Japanese encephalitis vaccine, IXIARO. In addition to its marketing approval in Europe, VLA2001 received conditional marketing authorization in the United Kingdom and emergency use authorization in the United Arab Emirates and Kingdom of Bahrain. During the third quarter of 2022, the World Health Organization also issued recommendations for use of the vaccine, including for a booster dose of VLA2001 four to six months after completion of the primary series.
SARS-CoV-2 disease background
Severe acute respiratory syndrome coronavirus 2 (SARS‑CoV‑2) is a strain of coronavirus that causes COVID-19 (coronavirus disease 2019), the respiratory illness responsible for the recent COVID-19 pandemic. First identified in the city of Wuhan, China, the World Health Organization, or WHO, declared the outbreak a public health emergency of international concern on January 30, 2020, and a pandemic on March 11, 2020.
Clinical trials of VLA2001
We previously reported data from various clinical trials of VLA2001, including:
•VLA2001-201, a Phase 1/2 clinical trial,
•VLA2001-301 (Cov-Compare), a pivotal Phase 3 clinical trial comparing VLA2001 to AstraZeneca’s AZD1222 vaccine,
•Booster extensions of the VLA2001-201 and VLA2001-301 clinical trials, evaluating VLA2001 as a booster following primary vaccination with VLA2001 or AZD1222,
•VLA2001-304, a Phase 3 clinical trial evaluating primary and booster vaccination with VLA2001 in adults aged 56 and over, and
•VLA2001-307, a clinical trial evaluating VLA2001 used as a booster in participants who had received two or three doses of an mRNA vaccine, with or without previous natural SARS-CoV-2 infection.
As of the date of this Annual Report, we continue to wind-down activities for the ongoing VLA2001 clinical studies VLA2001-301, VLA2001-304 and VLA2001-307, as indicated below:

•VLA2001-301 (Cov-Compare): we have updated our clinical study report to include immunogenicity, safety, and neutralization data for Day 208. We intend to prepare a final analysis including the additional safety data that were collected in adults as well as data from the few adolescents that were recruited, with results expected in the second quarter of 2023;
•VLA2001-304: we continue to collect safety data as per the trial protocol and expect to have final results in the second quarter of 2023.
•VLA2001-307: we recruited a total of six of the expected nine cohorts and decided to stop recruitment for the remaining three cohorts due to recruitment challenges. We will continue to collect safety data and should have final study data by the third quarter of 2023.
Sales of VLA2001
In November 2021, we signed an advance purchase agreement with the European Commission to provide up to 60 million doses of VLA2001 in 2022 and 2023. In December 2021, we signed an advance purchase agreement with the Kingdom of Bahrain to provide one million doses of VLA2001 in 2022. An amendment to the purchase agreement with the European Commission in July 2022 reduced the orders of VLA2001 to 1.25 million doses, which we delivered to participating EU Member States (Germany, Austria, Denmark, Finland, and Bulgaria). VLA2001 sales in Europe and Bahrain amounted to €29.6 million in the year ended December 31, 2022. In light of reduced order volume from EU Member States, we suspended manufacturing of the vaccine in July 2022. We are continuing to explore potential additional supply agreements to deploy the remaining eight to ten million doses of inventory. These inventories were fully written-down as of December 31, 2022, as explained further in the Notes to our financial statements. VLA2001’s shelf life is expected to be extended to up to 24 months, compared to 21 months currently.
Third-party Vaccines
We distribute certain third-party vaccines in countries where we operate our own marketing and sales infrastructure. In June 2020, we entered into a distribution agreement with Bavarian Nordic, pursuant to which we agreed to commercialize Bavarian Nordic’s marketed vaccines for rabies and tick-borne encephalitis, leveraging our commercial infrastructure in Canada, the United Kingdom, France and Austria. In September 2022, we also announced a partnership with VBI Vaccines for the marketing and distribution of the only 3-antigen Hepatitis B vaccine, PreHevbri, in select European markets. Valneva and VBI expect PreHevbri to be available in these countries in 2023. In the year ended December 31, 2022, third party product sales grew to €26.5 million compared to €15.4 million in the year ended December 31, 2021, an increase of 72.1%.
The following table summarizes our current third-party agreements:
Competition
We compete in an industry characterized by rapidly advancing technologies, significant competition and a complex intellectual property landscape. We face substantial competition from large pharmaceutical, specialty pharmaceutical, and biotechnology companies. During the COVID-19 pandemic, we have also seen that academic research institutions and governmental agencies can and will continue to compete in this rapid environment with support from public and private research institutions. Many of our competitors, either alone or through their collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result, our competitors may discover, develop, license, commercialize and market products before or more successfully than we do. Below is a description of competition surrounding each of our disease targets and other technologies in development in the vaccines field.

IXIARO/JESPECT Competition
Our commercial vaccine against Japanese encephalitis, IXIARO (marketed as JESPECT in Australia and New Zealand), is the only approved and marketed vaccine for travelers to Japanese encephalitis endemic areas who originate in the U.S., Canada and European countries.
Given the large population in the Japanese encephalitis endemic region, consisting of over 3 billion people, and the inclusion of the Japanese encephalitis vaccine in many national immunization programs, the competitive landscape in the endemic region is more crowded. Many of the first generation, locally manufactured mouse-brain derived vaccines have been phased out over the past 5-10 years, making way for the introduction of second-generation technologies. This includes companies such as Biken and Kaketsuken (Japan), both with inactivated vero-cell based vaccines, Chengdu (China and GAVI/UNICEF markets) with a live-attenuated vaccine, and Sanofi’s live-attenuated chimeric vaccine, IMOJEV (Australia/some Asian territories). None of these vaccines are currently approved for sale in the European Union, Canada or the United States. Therefore, there is currently no direct competitor to IXIARO in those markets, which represented over 85% of total IXIARO revenues in 2022.
The only country where our Japanese encephalitis vaccine currently faces direct competition is Australia, where it splits market share with the IMOJEV vaccine, originally manufactured by Sanofi and now owned by Substipharm, a French company. This acquisition may result in future competition for IXIARO in travel markets.
DUKORAL Competition
DUKORAL has historically been the only vaccine licensed and marketed to travelers within the European Union, Canada and Australia against cholera and, in certain countries including Canada, Switzerland and New Zealand, ETEC. Canada, the Nordic countries and Australia accounted for approximately 86% of DUKORAL sales in 2022, with Canada alone representing over 65%. DUKORAL is also registered in several endemic countries, and is on the WHO’s list of prequalified vaccines, meaning it has been assessed as safe and effective.
While DUKORAL is relevant for both traveler and endemic segments, our commercial strategy focuses on the traveler market, which included approximately 453 million travelers to Asia, South America and Africa in 2019.
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
Bavarian Nordic announced its intended acquisition of Emergent BioSolutions’ oral cholera vaccine, Vaxchora in February 2023. The vaccine received FDA approval in the United States in 2016. The clinical trial attempting to demonstrate the vaccine’s protection against ETEC was not successful in the Phase 1 clinical trial. Vaxchora was approved by the European Commission in April 2020 for protection against cholera only. However, to date, it has only been launched in a limited number of European markets.
Competition related to our product pipeline
Chikungunya
We are aware of companies such as Bavarian Nordic (which has announced its intent to acquire Emergent BioSolutions’ chikungunya program), NIAID, Barath Biotech, Moderna Therapeutics, Inovio, DRDE, Indian Immunological, and UAB that are developing clinical stage vaccine candidates with neutralizing antibodies mechanism of action for chikungunya. Companies such as Takeda Pharmaceuticals, Profectus, Nanotherapeutics, Medigen, Vaxart, Ti Pharma, Arbovax, GlaxoSmithKline, GenPhar are developing vaccine candidates with similar mechanism of action although they are currently at pre-clinical stage of development.
Lyme disease
Companies such as GlaxoSmithKline, Sanofi and Baxter had clinical programs against Lyme disease. LYMErix, from GSK, achieved approval in the US and was later taken out of the market due to lack of market access and potential safety concerns, although it was later proven to be safe by a FDA advisory committee. Sanofi and Baxter were not successful and stopped their programs before requesting a marketing authorization. Other companies like Takeda Pharmaceuticals, Inovio Pharmaceuticals and Euroimmun are developing antibody-mediated treatment and are in pre-clinical and/or Phase 1/2 clinical stage. Apart from vaccines, we are also aware of potential treatments to prevent Lyme disease that are in early clinical development. We are also aware of companies developing mRNA such as Moderna Therapeutics, or therapeutic antibiotic drug candidates such as Ixodes; however, these remain in the very early stages of clinical development.
Sales and Marketing
We have a specialist commercial capability comprising approximately 50 employees for the distribution of our travelers’ vaccines, IXIARO and DUKORAL, and third-party vaccines.

We have established our own commercial operations in certain travel vaccine markets including the United States, Canada, the United Kingdom, Sweden, France, Austria, Norway, Denmark, Finland, Belgium and the Netherlands. We commercialize our own and third-party vaccine brands to both private and government customers, including the U.S. military. In other markets, we have entered into marketing and distribution agreements with companies that specialize in the promotion of travel brands and/or for which there is a strategic fit with their product portfolio. Examples of such distribution partnerships include Germany (Bavarian Nordic), Eastern Europe (IMED), Israel (Kamada) and Australia and New Zealand (Seqirus/CSL).
Commercial operations in key markets
We manage nearly all of our global product sales revenues through our own commercial operations. Local operations include expertise in Sales, Marketing, Medical Affairs, Governmental Affairs (U.S.), business support functions and General Management.
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
We have also continued to leverage our commercial organization to distribute third-party products and aim to attract additional products to further leverage our commercial infrastructure. We entered into a partnership with Seqirus in 2016 to commercialize two differentiated flu vaccines in Austria. We also entered into a marketing and distribution partnership with Kamada in 2018 to commercialize their Rabies immunoglobulin in Canada and with Bavarian Nordic in 2020 to commercialize their Rabipur and Encepur brands in Austria, the UK, France, Belgium, the Netherlands and Canada. In September 2022, we announced a marketing and distribution agreement with VBI Vaccines Inc. to commercialize their Hepatitis B vaccine PreHevbri in the United Kingdom, Sweden, Norway, Denmark, Finland, Belgium, and the Netherlands.
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
We operate three manufacturing sites augmented by contract manufacturing partners. Our manufacturing network has been operating and producing licensed vaccines for more than ten years. We have a highly experienced management team and workforce operating our production network. We have the expertise and capability to produce most types of viral or bacterial vaccines.
Livingston (Edinburgh), Scotland, UK
Our fully owned property, comprising approximately 65,000 square feet of currently operational manufacturing space, operates under a Manufacturers License from MHRA. The site is qualified to meet required quality standards of several regulatory bodies including FDA, the European Commission, EMA, TGA and Health Canada. We employ currently around 175 staff on the site. The site is a multi-product, FDA-registered manufacturing site and viral vaccines center of excellence.
The Livingston site operates dedicated bulk production units for IXIARO and a BioSafety Level 3 multi-purpose unit used for VLA1553 Phase 3 clinical supply and future commercial manufacturing.
In addition, and as part of our COVID-19 vaccine program, the Livingston site was expanded to include two additional production units. In light of the amended EC APA, we stopped manufacturing of our COVID-19 vaccine and are now evaluating various options for these two production units, including repurposing them for the production of our existing vaccines and vaccine candidates.
Solna (Stockholm), Sweden
Our Solna facility can operate on a multi-product basis and comprises approximately 12,000 square meters. The site is qualified to meet required standards of several regulatory bodies including the competent Swedish authorities, Health Canada and TGA. Our Solna site has a heritage and history from more than 100 years in vaccines operations. It is currently our center of excellence for fill-finish operations. With around 180 employees, the site operates as a dedicated and integrated production unit for DUKORAL as well as a Clinical Trial Manufacturing Unit currently operating as a contract manufacturing business. As part of our COVID-19 vaccine program, we expanded our existing fill-finish capacity by fitting out a nearby site for formulation, filling and packaging of our COVID-19 vaccine candidate, VLA2001. In light of the amended EC APA, we stopped manufacturing of our COVID-19 vaccine and are now evaluating various options for this additional site. Our Solna site is operated on a long-term lease under a Manufacturers License from MPA.

Vienna, Austria
Our facility in Vienna includes a dedicated Quality unit for Quality control (in vitro and in vivo) and Quality Assurance. This unit covers both proprietary and third party products. As such, this facility is registered with the FDA and operated under respective licenses from the Austrian Agency for Health and Food Safety. In Vienna, where we have centralized our product development capabilities we also have a GMP technical development unit that establishes our new vaccines prior to the final industrialization stage. The management of all contract manufacturing partners is managed by a dedicated external manufacturing unit based in Vienna.
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
We manage our intellectual property by:
•    seeking protection for our products, technologies and processes by actively using the patent, trademark, copyright and trade secrets systems in Europe, the United States, Japan, China and other jurisdictions where we might have business interests;
•    defending, and if needed, enforcing our property rights in selected jurisdictions; and
•    reviewing and monitoring third party patent rights and challenging and invalidating such rights where applicable, in order to establish and ensure the unrestricted use and operation of our products, product candidates and technologies, in those jurisdictions where we have business interests.
Patents and patent applications
We consider protecting technologies and products through patents and patent applications, essential to the success of our businesses.
As of December 31, 2022, we had a portfolio of 459 issued patents, including 73 granted in Germany, France, the United Kingdom, Spain and Italy, 40 issued in the United States, and 232 pending patent applications, including 18 pending in Europe and 7 pending international, or PCT, patent applications.
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
IXIARO
In regards to our Japanese encephalitis vaccine, IXIARO, we own a patent family that includes 5 issued U.S. patents (9,884,115; 9,895,437; 9,913,898; 10,668,146; and 11,110,170) with claims covering the aqueous composition of IXIARO and methods for preparing IXIARO, and one pending U.S. patent application. This patent family also includes two granted European patents with claims directed to compositions comprising IXIARO and/or methods for preparing IXIARO, and one pending European patent application. This patent family also included a granted European patent with claims that were directed to compositions comprising an aluminum component (with low heavy metal impurities and in particular low copper impurities) and a protein within formaldehyde inactivated virus particles, and to methods for preparing such compositions that was opposed at the EPO. In the subsequent oral hearing held in March 2020 before the EPO opposition division, we were able to defend our claims to the method of preparing said composition as granted. We and the opposer each filed a notice of appeal. In view of the negative preliminary opinion of the Board of Appeal we decided to withdraw our consent to the patent as granted and thus the patent was revoked in March 2022.Patent applications, if issued, and patents in this family are expected to expire in 2032, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We also own a pending U.S. and a European patent application with claims covering the manufacturing processes of IXIARO and potentially other vaccines. Patent applications, if issued, are expected to expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

DUKORAL
In regards to our DUKORAL product, we own an International and a European patent application with claims directed to stable pharmaceutical compositions covering a currently non-commercialized formulation of DUKORAL and methods of use thereof, and patent applications or applications related to these applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. Patents covering the composition of matter of DUKORAL are expired.
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
VLA15—Borrelia vaccine candidate
In regards to our Borrelia vaccine candidate VLA15 which is currently licensed to Pfizer, as of December 31, 2022 we own a patent family which includes five issued U.S. patents, two pending U.S. patent applications and two European patents that are validated, one in 38 of the European Patent Convention member states and the other in 12 of those member states, as well as 26 foreign patents and 2 patent applications with claims covering the composition of matter of VLA15. We further own a second patent family which includes three issued U.S. patents and one granted European patent as well as 16 foreign patents and five patent applications with claims covering the composition of matter of VLA15. Patent applications, if issued, and patents in these families are expected to expire in 2033 and 2035, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
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
As of December 31, 2022 we also own two patent families with claims directed to compositions comprising OspA fusion proteins including uses thereof and to improved methods for producing a vaccine. Both families have been nationalized in Europe, U.S. and Canada in 2022. Patent applications claiming priority to these patent applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. We further co-own with a third party a patent family which includes pending patent applications in Europe, U.S. and 13 further foreign jurisdictions. Patent applications claiming priority to these patent applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
VLA1553—Chikungunya vaccine candidate
In regards to our chikungunya vaccine candidate, VLA1553, as of December 31, 2022, we own two patent families that include four granted U.S. patents with claims covering methods of preparing and methods of purifying VLA1553 and two pending European patent applications. Patent applications, if issued, and patents in this family are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We also own a patent family with claims directed to pharmaceutical compositions of VLA1553 that includes 2 U.S. patents and over 20 pending patent applications in such jurisdictions as the U.S., Europe, Australia, Canada, China, India, Japan, and Mexico. Patent applications, if issued, and patents in this family are expected to expire in 2038, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
As of December 31, 2022, we also own two patent families with claims covering formulations and manufacturing processes of VLA1553. Each of these 2 families were nationalized in 17 jurisdictions and all are still pending, if issued, are expected to expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

VLA2001—SARS-CoV-2 vaccine candidate
In regards to our SARS-CoV-2 vaccine candidate, VLA2001, as of December 31, 2022, we own one pending U.S. patent application and over twenty foreign patent applications with claims relating to the antigen and processes preparing the antigen of VLA2001, furthermore we co-own together with Dynavax two patent families with one U.K. patent and over twenty national patent applications with claims related to adjuvant formulation and processes of preparing the formulation of VLA2001. These patent applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
VLA84—Clostridium difficile candidate
In regards to our C. difficile candidate VLA84, as of December 31, 2022, we own a patent family with five granted U.S. patents with claims covering the composition of matter of VLA84 and methods of use thereof, one pending U.S. patent application, five granted and foreign patents and three pending foreign patent applications in such jurisdictions as Australia, China, and Japan.. This patent family also includes a granted European patent validated in over 35 countries that has been opposed now has been maintained by the European Patent Office in amended form, which still covers VLA84. A second European patent has not been opposed and a third European patent application is pending. Patent applications, if issued, and patents in this family are expected to expire in 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We also filed an opposition in a European patent owned by a third party that has claims that might cover our C. difficile vaccine candidate. The European Patent Office recently revoked this patent and an appeal has been filed and is currently pending. We also recently filed a further opposition against a European patent derived from the revoked patent that has claims that might cover our C. difficile vaccine candidate. The European Patent Office has revoked also this patent, and an appeal has been filed and is currently pending.
VLA1601—Zika vaccine candidate
In regards to our Zika vaccine candidate VLA1601, as of December 31, 2022, we own a patent family with two granted U.S. patents with claims covering the formulation VLA1601, one pending U.S. patent application, and over 10 pending foreign patent applications and four foreign patents. Patent applications, if issued, and patents in this family are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. We have received a third party observation against the European patent application of the above case.
We also own two patent families that include one granted U.S. patent and three U.S. patents with claims covering methods of preparing and methods of purifying VLA1601 and two pending European patent applications. Patent applications, if issued, and patents in these families are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. One of the granted U.S. patents has recently been the object of an Inter Partes Proceeding by a third party wherein the proceeding has not been instituted yet.
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

Our key products, technologies and product candidates, namely IXIARO, JESPECT, DUKORAL, EB66 and IC31, and the number of trademarks related to these products held by us at December 31, 2022 are shown in the table below.

Trademarks	Number of registrations or applications
IXIARO®, IXIARO logo	136
JESPECT®	19
DUKORAL®	59
EB66®	11
IC31®	8
Valneva®, Valneva logos	78
SBL trademarks	20
IXCHIQ	13
IXFIDENTIA	28
We also hold registrations for our different entities names, as well as the slogan and logo which constitute our graphic charter. We defend our trademark rights by filling a notice of opposition against applications for identical or similar trademarks, and initiate, if such is the case, legal actions to have our rights recognized.
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
A letter of undertakings effective as of July 25, 2016 has been signed by VALNÉVA, a French Simplified Joint Stock company, and Valneva SE, in order to:
•acknowledge our prior rights; and
•record VALNÉVA’s undertaking never to contest or challenge the company name and the trademarks Valneva—registered or filed—for any goods and services.
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
OxARO v IXIARO
We filed an Opposition in 2021 and signed a prior rights agreement with the result that SafeRx withdrew the application OxARO in the U.S. The Settlement Agreement was signed on January 26, 2022. According to the Settlement Agreement SafeRx undertakes to refrain from asserting rights deriving from U.S. Application Serial No. 90/233,007 or use of the trademark OXARO for pharmaceutical preparations and agrees to expressly abandon U.S. Application Serial No. 90/233,007. SafeRx agrees never to use OXARO by itself on a product distributed in the marketplace and will instead use “OxARO ER” and “OxARO IR”. SafeRx may use OXARO solely for fundraising for product development and FDA review, but once through FDA review, SafeRx agrees never to use the mark OXARO by itself, but instead will use the marks “OxARO ER” and “OxARO IR”.
“DUKORAL” trademark
Various prior rights agreements related to the trademark “DUKORAL” were executed in the years 1996 to 2002. A further prior rights and delimitation agreement between Crucell Sweden AB, now Valneva Sweden AB, and Berlin-Chemie AG was signed on June 29, 2012. For mutual settlement of the opposition filed by then Crucell Sweden AB, Berlin Chemie AG undertakes not to derive any rights from the registration and use of their German trademark DUCORA against the Community Trademark registration of DUKORAL, and to tolerate new applications and modifications of the prior DUKORAL trademark, provided that Crucell Sweden AB shall not apply for the trademark DUCORA. Berlin-Chemie AG restricted the goods and services of their German registration of DUCORA. Then Crucell agreed to the registration or use of German trademark DUCORAL under the conditions specified and to withdraw the opposition. Since this agreement is effective worldwide, the party who possesses prior rights in any country agrees to consent to the registration or use of the other party’s respective mark under the same conditions as mentioned in this agreement.
Domain names
As at December 31, 2022, we hold 147 domain names (reserved or in the process of being reserved).
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
•completion of extensive pre-clinical laboratory and animal studies in accordance with applicable regulations, including studies conducted in accordance with the FDA’s Good Laboratory Practice, or GLP, requirements;
•submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin;
•approval by an institutional review board, or IRB, or independent ethics committee at each clinical trial site before each clinical trial may be commenced;
•performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, Good Clinical Practice, or GCP, requirements and other clinical trial-related regulations to establish the safety, purity and potency of the product candidate for each proposed indication;
•preparation and submission to the FDA of a biologics license application, or BLA, after completion of all clinical trials;
•payment of any user fees for FDA review of the BLA;
•a determination by the FDA within 60 days of its receipt of a BLA to accept the application for review;
•satisfactory completion of an FDA Advisory Committee review, if applicable;
•satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the biologic, or components thereof, will be produced to assess compliance with current Good Manufacturing Practice, or cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;
•satisfactory completion of any potential FDA audits of the clinical trial sites that generated the data in support of the BLA to assure compliance with GCPs and integrity of the clinical data; and

•FDA review and approval of the BLA, to permit commercial marketing of the product for particular indications for use in the United States.
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
For purposes of BLA submission and approval, clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, which may overlap or be combined:
•Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the safety, dosage tolerance, absorption, metabolism and distribution of the product candidate in humans, the side effects associated with increasing doses, and, if possible, early evidence of effectiveness.
•Phase 2 clinical trials generally involve studies conducted in a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.
•Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide statistically significant evidence of clinical efficacy of the product for its intended use, further evaluate its safety and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the biologic.
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
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market or product recalls;
•fines, warning or other enforcement-related letters or holds on post-approval clinical studies;
•refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product license approvals;
•product seizure or detention, or refusal to permit the import or export of products;
•consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•mandated modification of promotional materials and labeling and the issuance of corrective information;
•the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
•injunctions or the imposition of civil or criminal penalties.
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
Regulatory Approval in the EU
In order to market any product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or market product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization and to the EMA or to competent authorities in EU Member States for a marketing authorization application, or MAA, and granting of a marketing authorization, or MA, by competent authorities in EU Member States or the European Commission before the product can be marketed and sold in the EU.
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

Marketing Authorization
To obtain a marketing authorization for a product in the EU, an applicant must submit a marketing authorization application, or MAA, either under a centralized procedure administered by the European Medicines Agency, or EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.
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
Data and Market Exclusivity
The EU provides opportunities for data and market exclusivity related to MAs. Upon receiving an MA, innovative medicinal products are generally entitled to receive eight years of data exclusivity and 10 years of market exclusivity. Data exclusivity, if granted, prevents regulatory authorities in the EU from referencing the innovator’s data to assess a generic application or biosimilar application for eight years from the date of authorization of the innovative product, after which a generic or biosimilar MAA can be submitted, and the innovator’s data may be referenced. The market exclusivity period prevents a successful generic or biosimilar applicant from commercializing its product in the EU until ten years have elapsed from the initial MA of the reference product in the EU. The overall ten-year period may, occasionally, be extended for a further year to a maximum of 11 years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, there is no guarantee that a product will be considered by the EU’s regulatory authorities to be a new chemical/biological entity, and products may not qualify for data exclusivity.
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
Regulatory Approval in the United Kingdom
On January 31, 2020, the United Kingdom left the EU (commonly referred to as “Brexit”) and accordingly is no longer an EU Member State. As the United Kingdom is no longer an EU Member State, the United Kingdom’s participation in the European Medicines Regulatory Network has ceased and the United Kingdom Medicines and Healthcare products Regulatory Agency, or MHRA, has assumed the functions that were previously undertaken by the EU institutions for human medicines on the United Kingdom market (with the exception of Northern Ireland, which, pursuant to the Protocol on Ireland/Northern Ireland has remained aligned with EU regulations). The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation). However, the Retained EU Law (Revocation and Reform) Bill published in late 2022 which is intended to remove all EU-derived legislation from the UK statute book by the end of 2023, may result in a divergence of approach between the EU and the UK.
On January 17, 2022, the MHRA launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closed on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The outcome of the consultation will be closely watched and will determine whether the UK chooses to align with the regulation or diverge from it to maintain regulatory flexibility. A decision by the UK not to closely align its regulations with the new approach that will be adopted in the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization in the EU for our product candidates on the basis of clinical trials conducted in the UK.
The MHRA offers new assessment procedures now that Great Britain is no longer covered by the EU centralized procedure for MAs. The procedures can lead to a marketing authorization in Great Britain (England, Scotland, and Wales), the United Kingdom, or Northern Ireland, depending on the procedure and pre-existing authorizations, as further explained below. The new assessments include:
•The European Commission Decision Reliance Procedure will be in place until January 1, 2023, and is a targeted assessment of new applications for products containing new active substances or biosimilars which have previously been granted authorization via the centralized procedure by the European Commission. The MHRA will review the application, CHMP assessment report, and applicant responses to the CHMP over a period of 67 days, leading to the grant of a marketing authorization in Great Britain as soon as possible after European Commission authorization. The centralized marketing authorization in the EU will permit the marketing of the relevant product in Northern Ireland;
•A full assessment as a national authorization, that industry can choose for new active substances, with a timeline of no more than 150 days (excluding clock-off periods where further information is requested) which can lead to the grant of a marketing authorization in Great Britain, the United Kingdom, or Northern Ireland. If the application includes Northern Ireland then it must comply with the relevant EU requirements;
•The Unfettered Access Procedure for medicines already approved in Northern Ireland via the EU procedures or via the Northern Ireland national route which if successful will lead to a Great Britain marketing authorization;
•The decentralized and mutual recognition reliance procedure for marketing authorizations, where the MHRA has the power to have regard to marketing authorizations previously granted nationally in a country within the EEA through the decentralized or mutual recognition procedures. Acceptable marketing authorizations are intended to be granted within 67 days of the marketing authorization application being validated by the

MHRA and which will, if successful, lead to a Great Britain or United Kingdom Marketing Authorization; and
•A “rolling review”, for new active substances and biosimilars, which would allow companies to make an application in stages, throughout the product’s development, to better manage development risk which can lead to the grant of a marketing authorization in Great Britain, the United Kingdom, or Northern Ireland. If the application includes Northern Ireland then it must comply with the relevant EU requirements.
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
Healthcare providers and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Our current and future operations are subject to regulation by various federal, state, and local authorities in addition to the FDA, including but not limited to the Centers for Medicare & Medicaid Services, or CMS, the Department of Health and Human Services, or HHS, (including the Office of Inspector General, Office for Civil Rights and the Health Resources and Services Administration), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. The healthcare laws that may affect our ability to operate include, but are not limited to:
•The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•Federal civil and criminal false claims laws, such as the False Claims Act, which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Drug manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. For example, pharmaceutical companies have been prosecuted under the False Claims Act in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
•The Health Insurance Portability and Accountability Act, or HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers, known as covered entities, and their respective business associates and their covered subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;
•Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
•The federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value provided to physicians, defined to include doctors, dentists, optometrists, podiatrists and chiropractors, other healthcare professionals (such as physician assistants and nurse practitioners) and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members;
•Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;
•Similar healthcare laws and regulations in other jurisdictions, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by non-governmental third-party payors, including private insurers, and state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require the registration of pharmaceutical sales representatives and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts; and
•State laws that require the reporting of marketing expenditures or drug pricing, including information pertaining to and justifying price increases; state laws that prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals; state laws that require the posting of information relating to clinical trials and their outcomes.
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
For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the ACA, which included changes to the coverage and reimbursement of drug products under government healthcare programs such as:
•increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program;
•established a branded prescription drug fee that pharmaceutical manufacturers of certain branded prescription drugs must pay to the federal government;
•expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program;

•established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (increased to 70%, effective as of 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
•extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;
•created a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for certain drugs and biologics, including our product candidates, that are inhaled, infused, instilled, implanted or injected;
•established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
•established the Center for Medicare & Medicaid Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and
•created a licensure framework for follow-on biologic products.
There have been executive, judicial and congressional challenges to certain aspects of the ACA. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order that initiated a special enrollment period for the purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how any such healthcare reform measures of the Biden administration will impact the ACA and our business.
In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act, which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2031, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In addition, in 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing and marketing activities, which may delay our ability to develop, market and sell any product candidates we may develop. Moreover, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.
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
In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. Additionally, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for biosimilars, including the standards for interchangeability of biological products, facilitate the development and approval of biosimilar and interchangeable products, clarify existing requirements and procedures related to the review and submission of BLAs, and identify and address any efforts to impede biosimilar competition.
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
Moreover, in the EEA some countries require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment, or HTA process, which is currently governed by the national laws of the individual EU Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On January 31, 2018, the European Commission adopted a proposal for a regulation on health technologies assessment. The proposed regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. In December 2021, the HTA Regulation was adopted and entered into force on 11 January 11, 2022. It will apply from 2025.
C. Organizational Structure
The chart below presents our significant subsidiaries as of December 31, 2022. Each subsidiary shown is 100% owned by the relevant parent company.

Valneva SE
(France)
Valneva Austria GmbH
(Austria)
Valneva Canada Inc.
(Canada)
Valneva France SAS
(France)
Vaccines Holdings Sweden AB
(Sweden)
Valneva UK Ltd.
(England & Wales)
Valneva Scotland Ltd.
(Scotland)
Valneva USA Inc.
(Delaware)
Valneva Sweden AB
(Sweden)

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
We own the following facilities:
•a 3,178 square meter building located at 6 rue Alain Bombard in Saint-Herblain, France, used as laboratories and offices. Currently, about 183.2 square meters are subleased to Vital Meat SAS, a Groupe Grimaud affiliate; and
•two neighboring facilities in Livingston, Scotland, used primarily for vaccine production, storage, and offices. One of these facilities is fully operational with a size of 3,547 square meters. The second facility was added in August 2020 and has approximately 6,500 square meters. This expansion of the Almeida facility is discussed further in “Item 3.D—Risk Factors”.
We lease the following facilities:
•a 10,725 square meter building located in Vienna, Austria, used as laboratories and offices (of which 461 square meters are currently subleased to Haplogen Bioscience GmbH);
•premises of approximately 766 total square meters across two office spaces located in the same building in Lyon, France, dedicated to sales and marketing activities. Valneva France SAS subleases around 152 square meters to Valneva SE for offices;
•a 10,739 square meter facility located in Solna, Sweden, including:
o4,005 square meters used for industrial operation manufacturing, including production activities and housing laboratories and offices;
o1,450 square meters used for the development and manufacture of Clinical Trial Material, in addition to laboratories and offices;
o1,504 square meters supporting supply chain activities and customer service, including pick and pack activities, in addition to office space;
o1,206 square meters of laboratories and offices supporting quality control; and
o2,574 square meters of office space for commercial operations, quality assurance, administration, legal, information technology and other support functions;
•a 4,000 square meter facility in Solna, Sweden, including:
o630 square meters used for industrial operation manufacturing, including fill-finish activities and a GMP area;
o3,370 square meters used for Clean Not Classified areas, media production, cool rooms, goods reception and offices for industrial operations and quality assurance;
•27 square meters of office space in Fleet, England, dedicated to sales and marketing activities;
•Approximately 4,600 square meters of combined office and warehouse space across four facilities in Livingston, Scotland, located near Valneva’s owned sites;
•136 square meters of office space in Kirkland, Quebec, dedicated primarily to sales and marketing activities; and
•470 square meters of offices in Bethesda, Maryland, dedicated to sales and marketing activities.
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

Our audited consolidated financial statements as of and for the years ended December 31, 2022 and 2021 and the three years ended December 31, 2022 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
For ease of presentation, numbers have been rounded and, where indicated, are presented in thousands of Euros. Calculations, however, are based on exact figures. Therefore, the sum of the numbers in a column of a table may not conform to the total figure displayed in the column.
Overview
We are a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases. We take a highly specialized and targeted approach to vaccine development by focusing on vaccine solutions addressing unmet needs to ensure we can make a difference in peoples’ lives. We apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, and our established vaccine development capabilities, to develop vaccines against diseases which are not yet vaccine-preventable, or for which there are limited effective treatment options. Today we are leveraging our expertise and capabilities to rapidly advance a broad range of vaccines into and through the clinic, including candidates against the chikungunya virus and Lyme disease.
Our current clinical portfolio is composed of a number of highly differentiated vaccine candidates that are designed to provide preventative solutions to diseases with high unmet need. VLA1553, targeting the chikungunya virus, is the first and only chikungunya vaccine candidate to report positive Phase 3 topline data and the first for which a Biologics License Application, or BLA, has been submitted to the U.S. Food and Drug Administration, or FDA. We believe that, as a live-attenuated vaccine, VLA1553 is particularly well suited to target long-lasting protection compared to other chikungunya assets being evaluated in clinical trials. Chikungunya has spread to more than 100 countries and infected more than 3 million people in the Americas since first arriving there in 2013. VLA15 is a Phase 3 vaccine candidate targeting Borrelia, the bacterium that causes Lyme disease, under development in collaboration with Pfizer, and it is the only active vaccine candidate against Lyme disease currently undergoing clinical trials. VLA15 targets the six most prevalent serotypes, or variations, of Borrelia in the United States, where approximately 476,000 people are diagnosed with Lyme disease each year and in Europe, where at least a further 200,000 cases occur annually.
We have already successfully licensed and commercialized a portfolio of traveler vaccines, which is composed of IXIARO (also marketed as JESPECT in Australia and New Zealand), indicated for the prevention of Japanese encephalitis in travelers and military personnel, and DUKORAL, indicated for the prevention of cholera and, in Canada, Switzerland, New Zealand and Thailand, prevention of diarrhea caused by Enterotoxigenic Escherichia coli, or ETEC, the leading causes of travelers’ diarrhea. We also distribute vaccines for third parties in selected countries where we have a commercial infrastructure.
We have a highly developed, nimble and sophisticated manufacturing infrastructure with facilities across Europe to meet our clinical and commercial needs, including BioSafety Level 3 manufacturing and R&D facilities. We have assembled a team of experts with deep scientific, clinical and business expertise in biotechnology and specifically in vaccine development, manufacturing and commercialization. Our senior leadership team has extensive experience and demonstrated ability to move vaccines through the clinic and into successful commercialization. Members of our team have previously worked at industry leaders such as Novartis, Chiron, GlaxoSmithKline and Daiichi Sankyo.
Since our inception as Vivalis in 1998, our operations have focused on organizing and staffing our company, business planning, raising capital, establishing and maintaining our intellectual property portfolio, establishing our commercial infrastructure, growing our commercial portfolio, establishing and advancing our manufacturing capabilities and conducting pre-clinical studies and clinical trials. As of December 31, 2022, we had €289.4 million in cash and cash equivalents.
Our operating losses were €113.4 million, €61.4 million and €55.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. Our net losses were €143.3 million, €73.4 million and €64.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. We expect to continue to incur significant operating expenses and net losses for the foreseeable future.
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
Revenues
We principally derive our revenues from the sale of our commercialized travel vaccines, IXIARO and DUKORAL, in their respective markets, as well as from sales of VLA2001 and third-party products. We also derive revenues from partnerships related to our vaccine candidates, as well as from collaborations, services and licensing agreements and by offering our technologies and services to third parties. We report revenues under four segments: commercialized products, COVID, vaccine candidates and technologies and services. See “—Financial Operations Overview—Segment Information” for additional information on our segment reporting.

Product Sales of IXIARO, DUKORAL, VLA2001 and Third-party Products
Product sales of IXIARO and DUKORAL, our travel vaccines, represented in aggregate 51.1%, 75.5% and 56.0% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively. We primarily sell IXIARO in the United States, Canada and Germany and DUKORAL in Canada.
Product sales of VLA2001 represented 25.8% of our revenues for the year ended December 31, 2022, during which we sold VLA2001 to the Kingdom of Bahrain and certain European Union member states. There were no VLA2001 sales for the years ended December 31, 2021 and 2020, respectively.
In addition, we generate revenues by leveraging our existing sales and marketing infrastructure to sell third-party products. Revenues from sales of third-party products represented 23.1%, 24.4% and 3.8% of our revenues for the years ended December 31, 2022, 2021 and 2020, respectively.
Sales trends in travel vaccines are primarily driven by travel volume to endemic regions, national travel advisories, awareness about illness and the perception of risk by health practitioners and tourists. A COVID-19-driven travel reduction accounted for a material reduction in our revenues for the years ended December 31, 2021 and 2020 compared to the year ended December 31, 2019. However, the partial recovery of the travel market led to an increase in sales of our travel vaccines in the year ended December 31, 2022, compared to the years ended December 31, 2021 and 2020.
While COVID-19 has impacted sales of our travel vaccines to the general public, sales of IXIARO to the U.S. Government Department of Defense, or DLA, which purchases the Japanese encephalitis vaccine for military personnel being deployed to endemic regions, have remained significant over the periods presented herein. In September 2020, DLA awarded us a new contract for the supply of IXIARO. The terms of the agreement contemplated an initial base year followed by two option years, each with a range of minimum and maximum potential dose orders. In September 2021, we announced that DLA had exercised the first year option of this agreement. Due to the ongoing impact of the COVID-19 pandemic on DLA's operations, the option terms were amended such that the minimum number of doses for the first option year was 200,000 with an approximate value of $28.8 million. Valneva also agreed to provide additional inventory to the DLA after September 2023 to mitigate the potential impact of unused stock that may expire. This replacement inventory will be provided free of charge and resulted in a contract liability of $5.2 million (€4.9 million) recognized as at December 31, 2022 (December 31, 2021: $5.4 million). In August 2022, we announced that DLA had decided not to exercise the second option year of the contract, as DLA considered its existing IXIARO supply to meet current needs.
For the years ended December 31, 2022, 2021 and 2020, 10.9%, 60.5%, and 52.6%, respectively, of our total product sales were from sales of IXIARO to the DLA.
Other revenues
Revenues from Collaboration
We derive revenues from collaboration and partnership agreements. Our primary source of collaboration revenues is through our research collaboration and license agreement, or the Collaboration and License Agreement, with Pfizer Inc., entered into in April 2020, to co-develop and commercialize our Lyme disease vaccine candidate, VLA15. As partial consideration for the license grant under the agreement, in June 2020 Pfizer paid us a one-time upfront payment of $130 million, and we received subsequent milestone payments of $10 million in 2021 and $25 million in 2022. Valneva and Pfizer amended the terms of the agreement in June 2022 and November 2022. Under the terms of the agreement, as amended, we will fund 40% of the remaining shared development costs from May 1, 2022 onward (compared to 30% in the initial agreement), and Pfizer will pay us tiered royalties ranging from 14% to 22% (compared to royalties starting at 19% in the initial agreement). Pfizer is obligated to pay us up to $178 million (of which we have received €35 million as of December 31, 2022) in development milestones and tiered royalties on net sales of licensed products, subject to specified offsets and reductions, and Valneva is eligible for up to $100 million on the achievement of cumulative sales targets.
As of December 31, 2022 and 2021, we recognized €135.5 million and €79.6 million, respectively, as discounted refund liabilities relating to the Collaboration and License Agreement. In addition, we recognized negative revenue of €45.9 million during the year ended December 31, 2022, while €14.3 million was recognized as other revenues during the year ended December 31, 2021. As of December 31, 2022 and December 31, 2021, €3.70 million and €3.0 million, respectively, in contract costs were included in other assets, and €0 and €0.9 million, respectively, were included in contract liabilities.
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
We received notice of the UK Authority’s intent to terminate the UK Supply Agreement in September 2021 and the termination became effective on October 10, 2021. The UK Supply Agreement provides that, in the case of termination for convenience by the UK Authority, we shall not be obliged to refund or repay any amount paid by the UK Authority.
The impact of the termination of the UK Supply Agreement was assessed as at December 31, 2021. Payments received, where the likelihood of repayment is remote, totaled €253.3 million and were recognized as revenue in 2021. For amounts with uncertainties and a repayment likelihood which was more than remote, a refund liability of €166.9 million was recognized for the royalty on sales and certain other obligations which survive the termination of the UK Supply Agreement.
In June 2022, we and the UK Authority signed a settlement agreement. The settlement agreement resolves certain matters relating to the obligations of the Company and UK Authority following the termination of the UK Supply Agreement and in relation to the separate agreement relating to clinical trials of VLA2001 in the UK, which remains in place. We continue to have certain other obligations pursuant to provisions of the UK Supply Agreement that survive its termination.
The UK Supply Agreement (including the settlement agreement) was assessed in the context of the preparation of the financial statements as at and for the year ended December 31, 2022. For payments received, where judgement was necessary and we assessed the likelihood of repayment to be remote, we recognized as other revenue in the year ended December 31, 2022 an amount of €169.2 million, which related to uncertain restrictions and repayment obligations. The revenue recognition of €169.2 million in revenues led to a de-recognition of the corresponding refund liabilities in 2022 to nil for the year ended December 31, 2022.
Advance Purchase Agreement with the European Commission in 2021 and Amendment in 2022
In November 2021, we signed an Advance Purchase Agreement (APA) with the European Commission (EC) to supply up to 60 million doses of VLA2001 over two years. Under the terms of the APA, Valneva was to deliver 24.3 million doses in 2022 (starting in April 2022), subject to approval of VLA2001 by the European Medicines Agency (EMA). The EC had an option to purchase a further 35.7 million doses for delivery in 2023. During 2021, no revenue was recognized, as the deliveries were to start in the second quarter of 2022. Advanced payments of €116.9 million were included as contract liabilities as at December 31, 2021.
In May 2022, Valneva received a notice from the EC of its intent to terminate the APA on the basis of a right to terminate the APA if VLA2001 had not received a marketing authorization from the EMA by April 30, 2022. Based on the terms of the APA, Valneva had 30 days from May 13, 2022, to obtain a marketing authorization, which Valneva did not obtain within this period. Valneva did, however, obtain a marketing authorization in June 2022. Following the receipt of the EC’s notice to terminate the APA, both parties entered into negotiations for a remediation plan. In July 2022, the EC and the Company signed an amendment to the APA. Under this amendment the order quantity was reduced to 1.25 million doses of VLA2001 in 2022, with the option to purchase an equivalent quantity later in 2022. In 2022, 1.25 million doses were delivered. Under the terms of the APA, the pre-payments received in connection with the original order volume are not required to be reimbursed. Of the total amount of pre-payments, Valneva recognized €110.8 million as other revenue in 2022. Product sales were €20.0 million in the year ended December 31, 2022.
In light of reduced order volume from EU Member States, we suspended manufacturing of the vaccine in July 2022. We are continuing to explore potential additional supply agreements to deploy the remaining eight to ten million doses of inventory. These inventories were fully written-down as of December 31, 2022, as explained further in the Notes to our financial statements.
Key Cost Drivers
Research and Development
We generate a significant amount of research and development expenses due to the nature of our business. Research and development expenses were €104.9 million, €173.3 million and €84.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. Research and development expenses generally track development of our underlying product candidate portfolio. Investment in research and development is required to support advancing programs through increasingly expensive stages of clinical development.
We have seen decreased research and development costs in 2022 mainly due to the phasing of clinical trial expenses and accelerated wind-down of VLA2001-related activities. Our research and development costs in 2022 mainly comprised expenses relating to VLA2001, the Phase 3 clinical trial for our chikungunya vaccine candidate (VLA1553), the Lyme program (partnered with Pfizer), the development of our Zika vaccine candidate and work on pre-clinical projects. We expect to decrease R&D expenses further in 2023, as there are fewer VLA2001-related activities expected and an onerous agreement provision of €7.0 million for expenses expected in 2023 have been already taken as of December 31, 2022. We expect R&D expenses to increase in the medium/long term as we advance other candidates in our pipeline.
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
In 2022, advertising and promotional spend increased in line with a significant resumption of international travel. We expect that marketing and distribution expenses will continue to increase if we receive approval for our chikungunya vaccine candidate during 2023. Our marketing spend for the chikungunya program has started already and will increase over the next years if VLA1553 is approved.
Cost of Goods and Services
Historically, manufacturing costs have experienced limited cost increases. Manufacturing costs comprise site infrastructure, employees to operate the manufacturing and the bill of materials. Incremental cost increase is driven by the variable cost in the bill of materials. We plan to manufacture our chikungunya vaccine candidate at our facilities in Livingston. We anticipate we will need limited additional infrastructure and employees for this program and that we will incur relatively low raw materials costs.
The bulk drug substance for our COVID-19 vaccine was manufactured at our facility in Livingston, Scotland and by IDT Biologika in Germany, and fill-finishing activities took place at our facilities in Solna, Sweden. As part of our broader COVID-19 response, we invested in both our Livingston and Solna manufacturing facilities, including through an expansion of the Livingston facility financed by the UK Supply Agreement. The manufacturing of the COVID-19 vaccine was stopped in 2022. Cost of goods and services were €324.4 in the year ended December 31, 2022 (December 31, 2021: €187.9 million), thereof €159.4 million (2021: €121.4 million) related to VLA2001 and stem from costs of goods of the VLA2001 doses sold, write-downs for materials which cannot be used, failed batches and batches at risk of failure as well as product which is not expected to be sold. €66.6 million of COGS in 2022 related to onerous agreements provision and settlement costs.
We expect a decrease of COGS in 2023 as expenses related to VLA2001 will drastically decrease.
General and Administrative Expenses
General and administrative expenses have increased as we have become a more complex organization, and as a result of our Nasdaq listing, requiring more corporate support. In 2022 we saw a decrease in stock-based compensation expense as programs vested and new programs have been implemented late in the year. Furthermore, employer contribution costs on share-based compensation plans are driven by the development of our share price.
Grants
We seek grants from governmental agencies and non-governmental organizations to partially offset our increasing research and development costs. Grant income, including research and development tax credits, which are recorded in other income, decreased from €23.6 million for the year ended December 31, 2021 to €15.5 million for the year ended December 31, 2022, mainly due to decreased research and development tax credits but also due to a reduction of €1.5 million of grant income in 2022 related to our funding agreement with the Coalition for Epidemic Preparedness Innovations, or CEPI. In the years ended December 31, 2021 and 2020, we received grants related to the COVID-19 pandemic situation from various governments.
In July 2019, we entered into a funding agreement with CEPI pursuant to which we are eligible to receive up to $23.4 million (paid in a series of six-month tranches) for vaccine manufacturing and late-stage clinical development of a single-dose live attenuated vaccine against chikungunya (VLA1553) in return for equitable access to project results. In 2022, CEPI agreed to increase our funding to up to $24.6 million. We are obligated to pay CEPI up to $7.0 million in commercial and related milestones. See “Item 10.C—Material Contracts—CEPI Funding Agreement” for more details on the terms of this grant. We plan to continue evaluating and pursuing grant opportunities.
International Operations and Foreign Currency Exchange Risks
We operate on a global basis with facilities, sales and activities throughout the world and our global operations subject our financial results to fluctuations in foreign currency exchange rates. Because a substantial part of sales are generated in the United States for IXIARO, with production costs in the British Pound, or GBP, and in Canada for DUKORAL, with production costs in Swedish Krona, or SEK, and proceeds in USD from our capital raises in May 2021, October 2021, June 2022 and October 2022, we are exposed to foreign exchange risks, principally with respect to the U.S. Dollar, or USD, GBP, SEK and the Canadian dollar, or CAD. We have entered into currency option contracts to limit the risk of foreign exchange losses. However, our results of operations continue to be impacted by exchange rate fluctuations.
Impact of COVID-19
The COVID-19 pandemic has had a number of significant impacts on our business since March 2020. Notably, we initiated development of a COVID-19 vaccine, VLA2001, and sold VLA2001 to certain European countries and Bahrain. Our primary commercial products, DUKORAL and IXIARO, are aimed at diseases that primarily threaten travelers to particular regions (e.g. Asia). As a result, sales of these vaccines decreased significantly in 2020 and 2021, adversely impacting our financial results. For the years ended December 31, 2021 and 2020, €5.4 million and €7.4 million, respectively, of the write-down we included in our income statement was due to lower sales expectations and limited shelf life of finished goods. A significant resumption of international travel occurred in the year ended December 31, 2022, resulting in higher sales of our travel vaccines and a release of €2.8 million of this write-down provision. Furthermore, as a result of a COVID-related manufacturing halt for IXIARO and DUKORAL in the third quarter of 2020, idle capacity costs were not capitalized. The manufacturing for IXIARO and DUKORAL re-started during 2022.
The trend of growing international travel is expected to continue in the new year. The Group's product sales will continue to be affected by the amount of international travel, and Valneva may not be able to complete the development of its vaccine candidates without additional financing if the travel industry does not recover as expected.
For more information as to the risks associated with COVID-19, see “Item 3.D—Risk Factors”.
Financial Operations Overview
Segment Information
Operating segments are reported in a manner consistent with internal reporting provided to the chief operating decision maker. We have identified the Management Board as our chief operating decision maker. The Management Board reviews the consolidated operating results regularly to make decisions about resources and to assess overall performance.
The Management Board primarily uses a measure of operating profit/(loss) to assess the performance of the operating segments. In addition, the Management Board also receives information about the segments’ product sales on a monthly basis.
The individual segments consist of following:
•“Commercialized products” — marketed vaccines, currently our IXIARO and DUKORAL vaccines, as well as third-party products.
•“COVID” — development, manufacturing and distribution related to our COVID-19 vaccine, VLA2001.
•“Vaccine candidates” — proprietary research and development programs aiming to generate new approvable products in order to generate future cash flows from product sales or from commercialization through partnering with pharmaceutical companies, excluding our COVID-19 vaccine, VLA2001, which was developed during the periods presented in this Annual Report.
•“Technologies and services” — services and inventions at a commercialization stage, i.e. revenue generating through collaborations, service and licensing agreements.
Revenue
Our product revenue is primarily derived from the sale of our commercialized products IXIARO and DUKORAL in their approved markets and sales of third-party products pursuant to distribution partnerships. We distribute products both directly and through the use of third-party distributors. We primarily sell IXIARO in the United States (private market as well as to the U.S. Department of Defense for military personnel being deployed to endemic areas), Canada and Germany, Nordics (being Denmark, Finland, Norway and Sweden together), France and Benelux. We primarily sell DUKORAL in Canada and Nordics. In 2022 we derived product revenues from the sale of our COVID-19 vaccine to certain European countries and the Kingdom of Bahrain.
Our other revenue (from collaboration, licensing and services) consists of milestone payments, upfront licensing payments and reimbursement of services. Certain of these payments are initially recorded on our statement of financial position and subsequently recognized as revenue in accordance with our accounting policy as described further under “Critical Accounting Estimates and Judgments” and Note 5.3 to our consolidated financial statements as of and for the years ended December 31, 2022 and 2021 included elsewhere in this Annual Report. We generate revenues from licensing and service agreements for our product candidates and proprietary technologies. We contract with third parties to provide a variety of services such as manufacturing services, leases arrangements, research licenses, commercial licenses and research and development services. The terms of such licenses include license fees payable as initial fees, annual license maintenance fees and fees to be paid upon achievement of milestones, as well as license option fees and fees for the performance of research services. In addition, our licensing arrangements generally provide for royalties payable on the licensee’s future sales of products developed within the scope of the license agreement.
In the years ended December 31, 2022 and 2021, our other revenues included certain amounts from the agreements relating to our COVID-19 vaccine: a) the UK Supply Agreement executed in September 2020 and b) the EC APA executed in October 2021.
For more detailed information, see Notes 5.30.2 and 5.18 to the financial statements included elsewhere in this Annual Report.
Operating Expenses
Cost of Goods and Services
Cost of goods and services consist primarily of personnel costs, costs for materials, royalties and costs for third-party services, as well as building and energy costs, depreciation and amortization, impairment charges of tangible assets, and other direct and allocated costs incurred in connection with the production of our products. Costs of goods and services also include costs of product sales from inventory produced in the prior year, idle production costs and costs related to expired and faulty products which have been written off. Cost of goods and services also include costs relating to our revenue-generating collaboration, services and licensing agreements.
Research and Development Expenses
The nature of our business and the primary focus of our activities generate a significant amount of research and development expenses. Research and development expenses include the costs associated with research and development conducted by us or for us by outside contractors, research partners or clinical study partners, and expenses associated with research and development carried out by us in connection with strategic collaboration and licensing agreements. Our research and development expenses are primarily incurred as a result of the following activities:
•discovery efforts leading to product candidates;
•development efforts for our clinical programs; and
•development of our manufacturing technology and infrastructure.
The costs of the above activities driving research and development expenses comprise the following categories:
•expenses related to our research and development personnel, including salaries, social security expense, share-based compensation expense, and other related expenses;
•expenses incurred under agreements with third parties, such as consultants, investigative sites, contract research organizations, or CROs, that conduct our pre-clinical studies and clinical trials, and in-licensing arrangements;
•costs of acquiring, developing and manufacturing materials for pre-clinical studies and clinical trials, including both internal manufacturing and third-party contract manufacturing organizations, or CMOs;
•expenses incurred for the procurement of materials, laboratory supplies and non-capital equipment used in the research and development process; and
•facilities, depreciation and amortization, and other direct and allocated expenses incurred as a result of research and development activities.
The substantial majority of our direct expenses incurred for the years ended December 31, 2022, 2021 and 2020, such as for CROs, and other contracted research and development activities, as well as for raw materials, related to our COVID-19 vaccine (in 2020 and 2021), our chikungunya vaccine candidate, and our Lyme disease vaccine candidate. We also incur indirect research and development expenses primarily related to facilities, energy and office costs as well as the cost of research and development personnel.
Research and development expenses are generally recognized in the period in which they are incurred. However, research and development expenses of €7.0 million related to VLA2001 for which no future benefit is expected have been provisioned as of December 31, 2022. Research and development expenses incurred in connection with product candidates are capitalized and recorded as intangible assets when the following criteria are met: the technical feasibility of completing the asset has been achieved so that it will be available for use or sale; the intention to complete the asset and use or sell it; the ability to use or sell the asset; the asset will generate probable future economic benefits and demonstrate the existence of a market or the usefulness of the asset if it is to be used internally; the availability of adequate technical, financial and other resources to complete the development and to use or sell it; and the ability to reliably measure the expenditure attributable to the intangible asset. In the years ended December 31, 2022, 2021 and 2020, no research and development expenses were recorded as intangible assets. As of December 31, 2022 and 2021, we had previously capitalized research and development costs recorded as intangible assets in an aggregate amount of €1.4 million and €1.6 million, respectively.
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
We anticipate that our general and administrative expenses will increase in the future as a result of one-time effects in the year ended December 31, 2022 where we recorded reversals of previously recognized share-based compensation expenses, which we do not anticipate for the future. We also anticipate continued increased expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with U.S. exchange listing and Securities and Exchange Commission, or SEC, requirements, director and officer insurance premiums and investor relations costs. In particular, we will incur additional accounting expenses to comply with the Sarbanes-Oxley Act of 2002 in the United States that will require us to test the effectiveness of our internal controls over financial reporting.
Other Income (Expenses)
Our other income results principally from grants and research tax credits. We expect to continue to be eligible for these tax credits and subsidies for so long as we incur eligible expenses.
Grants
Grants from governmental agencies and non-governmental organizations are recognized where there is reasonable assurance that the grant will be received and that we will comply with all conditions. In 2019, we entered into a funding agreement with CEPI. Under this funding agreement, we are eligible to receive up to $23.4 million (paid in a series of six-month tranches) for vaccine manufacturing and late-stage clinical development of a single-dose, live attenuated vaccine against chikungunya (VLA1553). In 2022, the amount of funding we are eligible to receive under the agreement was increased to $24.6 million. We will be obligated to repay up to $7.0 million to CEPI if and when certain commercial and related milestones are reached. See “Item 10.C—Material Contracts” for more details on the terms of this grant. The funds we receive from CEPI are accounted for in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance and presented as other income within operating income in our statement of operations.
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
The main characteristics of the CIR are the following:
•the CIR results in a cash inflow to us from the tax authorities, either through an offset against the payment of corporate tax or through a direct payment to us for the portion that remains unused;
•our income tax liability does not limit the amount of the CIR, as a company that does not pay any income tax in France can request direct cash payment of the CIR; and
•the CIR is not included in the determination of the corporate income tax.
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
Finance expenses relate primarily to interest expense paid to banks and government agencies and on other loans as well as to interest expense on lease liabilities and refund liabilities.

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
Results from Investments in Associates - Assets held for Sale
We hold a 48.9% equity interest in BliNK Biomedical SAS, or BliNK, a private company not listed on a stock exchange. BliNK is run as an independent business by its own management team. We do not have control or joint-control over BliNK, but rather hold a significant influence in BliNK in accordance with IAS 28.3.
As at December 31, 2022, the investment in associate (BliNK) was reclassified to an asset held for sale in accordance with IFRS 5, whereas as at December 31, 2021 this investment was recognized as an investment in associates and accounted for by using the equity method in accordance with IAS 28. Management’s intent to sell the equity interest by June 30, 2023 triggered the change in the classification.
Income Tax
Income tax income or expense reflects our current income tax, as well as our deferred tax income (expense).
Adjusted EBITDA
To provide investors with additional information regarding our financial results, we have provided within this Annual Report Adjusted EBITDA, a non-IFRS financial measure, which is defined as earnings (loss) from the period before income taxes, finance income/expense, foreign currency gain/(loss) - net, result from investments in associates, amortization, depreciation and impairment. Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management uses Adjusted EBITDA as a supplemental measure for assessing operating performance in conjunction with related GAAP amounts. It also uses Adjusted EBITDA in connection with matters such as strategic planning, annual budgeting, operating decision making, evaluating company performance and comparing operating results with historical periods and with industry peer companies.
Management uses and presents IFRS results as well as the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand our current performance, performance trends, and financial condition.
We have provided reconciliations in “Item 5A—Operating Results—Results of Operations” to operating loss, which is the most directly comparable IFRS measure, for the years ended December 31, 2022, 2021 and 2020. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:
•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs.
•Adjusted EBITDA does not reflect interest expense or income tax payments that may represent a reduction in cash available to us.
Item 5A. Operating Results
Results of Operations
Overview
Results of Operations—Consolidated
Our results of operations for the years ended December 31, 2022, 2021 and 2020 are summarized in the table below.

	Year ended December 31,
(In € thousand)	2022	2021	2020
Product sales	114,797	62,984	65,938
Other revenues	246,506	285,101	44,383
TOTAL REVENUES	361,303	348,086	110,321
Cost of goods and services	(324,441)	(187,920)	(54,302)
Research and development expenses	(104,922)	(173,283)	(84,454)
Marketing and distribution expenses	(23,509)	(23,643)	(18,264)
General and administrative expenses	(34,073)	(47,606)	(27,539)
Other income and expenses, net	12,199	22,976	19,117
OPERATING PROFIT (LOSS)	(113,443)	(61,390)	(55,120)
Finance income	260	249	516
Finance expenses	(19,054)	(16,964)	(10,738)
Foreign exchange gain/(loss), net	(12,587)	8,130	173
Result from investments in associates	9	(5)	(133)
PROFIT (LOSS) BEFORE INCOME TAX	(144,815)	(69,979)	(65,302)
Income tax income (expense)	1,536	(3,446)	909
PROFIT (LOSS) FOR THE PERIOD	(143,279)	(73,425)	(64,393)

 Results of Operations—By Segment
The following table presents our results of operations by segment for the years ended December 31, 2022, 2021 and 2020:

	Commercialized products			COVID			Vaccine candidates			Technologies and services			Corporate overhead			Total
(In € thousand)	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Product sales	85,228	62,984	65,938	29,568	—	—	—	—	—	—	—	—	—	—	—	114,797	62,984	65,938
Other Revenue	23	18	1	280,010	253,314	—	5,565	3,257	31,604	(39,091)	28,512	12,779	—	—	—	246,506	285,101	44,383
REVENUES	85,251	63,002	65,939	309,578	253,314	—	5,565	3,257	31,604	(39,091)	28,512	12,779	—	—	—	361,303	348,086	110,321
Cost of goods and services	(46,475)	(40,017)	(41,830)	(267,113)	(122,843)	—	(1,112)	—	(3,305)	(9,742)	(25,061)	(9,167)	—	—	—	(324,441)	(187,920)	(54,302)
Research and development expenses	(1,067)	(2,094)	(2,711)	(72,762)	(113,907)	(18,962)	(29,907)	(53,181)	(62,140)	(1,186)	(4,101)	(640)	—	—	—	(104,922)	(173,283)	(84,454)
Marketing and distribution expenses	(13,107)	(18,455)	(17,554)	(2,773)	(1,182)	—	(7,334)	(3,811)	(638)	(57)	(194)	(72)	(238)	—	—	(23,509)	(23,643)	(18,264)
General and administrative expenses	(5,137)	(6,102)	(13,412)	(19,392)	(23,003)	(2,374)	(3,910)	(8,323)	(7,781)	(1,919)	(5,495)	(2,274)	(3,715)	(4,684)	(1,697)	(34,073)	(47,606)	(27,539)
Other income and expenses, net (*)	105	2,196	1,101	9,625	11,546	1,578	4,811	7,033	14,073	1,111	2,458	117	(3,454)	(257)	2,248	12,199	22,976	19,117
OPERATING PROFIT (LOSS)	19,570	(1,469)	(8,466)	(42,836)	3,927	(19,759)	(31,888)	(55,025)	(28,189)	(50,884)	(3,881)	743	(7,406)	(4,941)	551	(113,443)	(61,390)	(55,120)
(1)    For the year ended December 31, 2022, our other income and expenses, net, in other corporate overhead mainly consisted of €3.1 million, which included an increase in the Intercell/Vivalis merger litigation provision. For the year ended December 31, 2021, our other income and expenses, net, in other corporate overhead consisted of €4.7 million of expenses derived mainly from consulting fees and auditing fees relating to the Nasdaq IPO and capital increase, which are not allocable to a segment. For the year ended December 31, 2020, our other income expenses, net in other corporate overhead of €1.6 million mainly derived from an early termination of a rental contract in Sweden and of €0.6 million COVID-19 pandemic related grants, which are not allocable to a segment.

Comparisons for the Years Ended December 31, 2022 and 2021
Revenue
Consolidated Revenue
Revenue increased by €13.2 million, or 3.8%, to €361.3 million for the year ended December 31, 2022 compared to €348.1 million for the year ended December 31, 2021. In the COVID segment in the year ended December 31, 2022, the increase was mainly driven by revenues from previous COVID-19 vaccine supply agreements with the UK Authority in the amount of €169.2 million (previously recognized as refund liabilities) and the EC in the amount of €116.8 million. In the Commercialized Products segment in the year ended December 31, 2022, the increase is mainly due to the continued recovery of travel vaccine sales. In the Technologies and services segment in the year ended December 31, 2022, negative revenues amounted to €39.1 million and included a reversal of revenue of €45.9 million from amendments of the Collaboration and License Agreement with Pfizer. In 2021 and 2022 several amendments to the transaction price took place via amendments to the Collaboration and License Agreement. As at December 31, 2022 it is no longer highly likely that the revenue will not reverse, therefore the previously realized revenue was reversed to zero. In the year ended December 31, 2021, the VLA15 Lyme vaccine candidate revenues amounted to €14.3 million.

	Year ended December 31,
(In € thousand)	2022	2021
Commercialized products	85,251	63,002
COVID	309,578	253,314
Vaccine candidates	5,565	3,257
Technologies and services	(39,091)	28,512
TOTAL REVENUES	361,303	348,086

Product sales

	Year ended December 31,
(In € thousand)	2022	2021
IXIARO®	41,349	45,118
DUKORAL®	17,334	2,440
COVID	29,568	—
Third-party products	26,545	15,426
TOTAL PRODUCT SALES	114,797	62,984

Product sales increased by €51.8 million, or 82.3%, to €114.8 million in the year ended December 31, 2022 compared to €63.0 million for the year ended December 31, 2021.
In the year ended December 31, 2022, IXIARO product sales were €41.3 million, a decrease of €3.8 million, or 8.4%, compared to €45.1 million in the year ended December 31, 2021. In the year ended December 31, 2022, IXIARO product sales were largely driven by demand in the United States, mainly for use by military personnel through our supply agreement with the DLA. This decrease was partly offset by the significant recovery of the private travel markets.
In the year ended December 31, 2022, DUKORAL product sales were €17.3 million, an increase of €14.9 million, or 610%, compared to €2.4 million in the year ended December 31, 2021, driven by demand in European countries, and, to a lesser extent, product sales in Canada, also benefiting from the significant recovery in the private travel markets.
In the year ended December 31, 2022, third-party product sales increased by €11.1 million, or 72.1%, to €26.5 million, compared to €15.4 million in the year ended December 31, 2021. This increase was primarily due to the marketing and distribution partnership with Bavarian Nordic.

Product Sales—By Geography
We also monitor product sales generated in the countries and regions where we operate. The following table presents product sales by geography and is based on the final location where our distribution partner sells the product or where the customer or partner is located.

	Year ended December 31,
(In € thousand)	2022	2021
United States (military)	12,544	38,048
United States (non-military)	9,448	2,291
Canada	18,904	4,226
Austria	13,749	9,341
United Kingdom	10,901	2,707
Nordics	8,560	2,436
Germany	20,341	726
France	2,625	1,000
Other Europe	6,245	2,075
Rest of World	11,480	134
TOTAL PRODUCT SALES	114,797	62,984

Total product sales in the United States decreased by €18.3 million, or 45%, to €22.0 million in the year ended December 31, 2022, compared to €40.3 million in the year ended December 31, 2021. Sales in the United States decreased primarily as a result of lower sales to the DLA. Product sales in Canada increased by €14.7 million, or 77.6%, from €4.2 million in the year ended December 31, 2021, to €18.9 million in the year ended December 31, 2022. Sales in Canada increased primarily as a result of the significant recovery in the private travel markets.
Other revenues
The following table presents our other revenues (from collaboration, licensing and services), by segment, for the years ended December 31, 2022 and 2021.

	Year ended December 31,
(In € thousand)	2022	2021
Commercialized products	23	18
COVID	280,010	253,314
Vaccine candidates	5,565	3,257
Technologies and services	(39,091)	28,512
TOTAL OTHER REVENUES	246,506	285,101
In the year ended December 31, 2022, total other revenues were €246.5 million, a decrease of €38.6 million compared to €285.1 million in the year ended December 31, 2021. The amount in the year ended December 31, 2022 included recognition of COVID-related revenues related to previous COVID-19 vaccine supply agreements with the UK Authority and the EC.
Technologies and services revenues decreased from €28.5 million in the year ended December 31, 2021 to €39.1 million of negative revenue in the year ended December 31, 2022, primarily resulting from a reversal of revenue of €45.9 million from amendments of the Collaboration and License Agreement with Pfizer. In the year ended December 31, 2021, this collaboration contributed €14.3 million of revenues.
Operating Income and Expenses
Cost of Goods and Services
Cost of goods and services , or COGS, increased by €136.5 million, or 72.6%, to €324.4 million with a gross margin on product sales of 45.5% within the commercialized product segment for the year ended December 31, 2022, as compared to COGS of €187.9 million and gross margin on product sales of 36.5% within the commercialized product segment for the year ended December 31, 2021. The increase in the gross margin was primarily due to reduced impairment and scrap of short-dated or expired product.
COGS was €324.4 million, or 68.3% of our total operating expenses, for the year ended December 31, 2022. Of this total COGS, €267.1 million related to VLA2001, whereas €15.6 million related to IXIARO sales, yielding a product gross margin of 62.2%, and €14.2 million related to DUKORAL sales, yielding a product gross margin of 18.2%. In the year ended December 31, 2022, COGS related to the third-party product distribution business was €16.7 million, yielding a product gross margin of 37.3%, and cost of services was €9.7 million.
COGS was €187.9 million, or 45.9% of our total operating income (expenses), for the year ended December 31, 2021. Of this total COGS, €22.6 million related to IXIARO sales, yielding a product gross margin of 50.0%, and €7.6 million related to DUKORAL sales, yielding a product gross margin of negative 209.8%. Gross margin for DUKORAL sales was negatively impacted by idle capacity costs and impairment of short-dated or expired products, resulting from the decreased demand due to the COVID-19 pandemic. In 2021, COGS related to the third-party product distribution business was €9.9 million, yielding a product gross margin of 36.1%, and cost of services was €25.1 million. The increase in cost of services from €12.2 million to €25.1 million was mainly due to the fact that the Lyme disease vaccine candidate had been out-licensed to Pfizer by the end of 2020. COGS from the Lyme disease vaccine candidate has been included in the Technologies and Services segment from January 1, 2021 onward.
Research and Development Expenses
Research and development expenses decreased by €68.4 million, or 39.5%, to €104.9 million for the year ended December 31, 2022 from €173.3 million in the year ended December 31, 2021. Research and development expenses were 22.1% of our total operating expenses for the year ended December 31, 2022, as compared to 42.3% of our total operating expenses for the year ended December 31, 2021. This decrease was driven primarily by a reduction of expenses relating to the COVID-19 and chikungunya vaccine candidates, as the main costs of the Phase 3 studies were recorded in 2021. For our Lyme disease vaccine candidate, research and development expenses decreased, primarily driven by the completion of the VLA15-201 and VLA15-202 clinical studies. €7.2 million and €3.4 million related to the Pfizer partnership were recognized as cost of service in 2022 and 2021, respectively.
For the year ended December 31, 2022, research and development expenses consisted primarily of i) €12.5 million of employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in research and development functions, ii) €59.1 million external research and development services, including costs for clinical studies and external manufacturing and iii) €7.8 million of material consumption. For the year ended December 31, 2021, research and development expenses consisted primarily of i) €30.6 million of employee-related expenses, consisting of wages, salaries, social security and pension costs and share-based compensation paid to employees in research and development functions, ii) €117.6 million of external research and development services, including costs for clinical studies and external manufacturing and iii) €5.0 million of material consumption.
We track our research and development expenses by product or development program. The following table sets forth our research and development expenses by product or development program for the periods indicated:

	Year ended December 31,
(In € thousand)	2022	2021
COVID-19 Vaccine (VLA2001)	(72,762)	(113,907)
Chikungunya vaccine candidate (VLA1553)	(25,558)	(43,975)
Zika vaccine candidate (VLA1601)	(2,143)	(120)
Lyme borreliosis vaccine candidate (VLA15)	(1,016)	(3,761)
hmPV (VLA1554)	(1,562)	(2,111)
IXIARO	(504)	(1,125)
DUKORAL	(563)	(969)
Other research projects (*)	(815)	(7,314)
TOTAL RESEARCH AND DEVELOPMENT EXPENSES	(104,922)	(173,283)
* In 2022 and 2021, other research projects included €1.3 million of income and €3.7 million of expenses respectively, related to IFRS 2 (share-based and cash-based compensation) programs, which have not been allocated to the projects.
VLA2001. Our research and development expenses related to our COVID-19 vaccine candidate program decreased by €41.1 million, or 36.1%, to €72.8 million in the year ended December 31, 2022 from €113.9 million in the year ended December 31, 2021. This decrease was primarily driven by reduced clinical study costs due to the progress of the program as well as wind-down activities.
VLA1553. Our research and development expenses related to our chikungunya vaccine candidate program decreased by €18.4 million, or 41.9%, to €25.6 million in the year ended December 31, 2022 from €44.0 million in the year ended December 31, 2021. This decrease was primarily driven by the progress of the chikungunya vaccine candidate.
VLA1601. Our research and development expenses related to our Zika vaccine candidate program increased by €2.0 million, or 1678.8%, to €2.1 million in the year ended December 31, 2022 from €0.1 million in the year ended December 31, 2021. This increase was primarily driven by process development activities after this program had previously been on hold, including assay development, preclinical experiments, clinical study planning and process-scale-up activities.

VLA15. Our research and development expenses related to our Lyme disease vaccine candidate program decreased by €2.7 million, or 73.0%, to €1.0 million in the year ended December 31, 2022 from €3.8 million in the year ended December 31, 2021. This decrease was primarily driven by the completion of our VLA15-201 and VLA15-202 clinical studies. In 2022 and 2021, Lyme disease clinical studies of €7.2 million and €3.4 million were included in COGS, as these studies were related to the Pfizer partnership.
Our research and development expenses related to our commercial products and the rest of our development pipeline decreased by €8.1 million, or 70.1%, to €3.4 million in the year ended December 31, 2022 from €11.5 million in the year ended December 31, 2021. This decrease was primarily related to decreased expenses related to our pre-clinical stage programs.
Marketing and Distribution Expenses
Marketing and distribution expenses were almost stable and decreased by €0.1 million, or 0.6%, to €23.5 million in the year ended December 31, 2022 from €23.6 million in the year ended December 31, 2021. Marketing and distribution expenses comprised 5.0% of our total operating expenses for the year ended December 31, 2022, compared to 5.8% of our total operating expenses for the year ended December 31, 2021.
For the year ended December 31, 2022 marketing and distribution expenses consisted primarily of €3.5 million of employee-related expenses, consisting of salaries, social security contributions, share-based compensation income/expense and other employee-related expenses, €7.3 million of advertising expenses, including media and public relations expenses, €1.9 million of warehousing and distribution costs and €5.4 million of costs related to third-party services.  For the year ended December 31, 2021 marketing and distribution expenses consisted primarily of €13.9 million of employee-related expenses, consisting of salaries, social security contributions, share-based compensation expense and other employee-related expenses, €2.2 million of advertising expenses, including media and public relations expenses, €1.4 million of warehousing and distribution costs and €3.0 million of costs related to third-party services.
General and Administrative Expenses
General and administrative expenses decreased by €13.5 million, or 28.4%, to €34.1 million for the year ended December 31, 2022 from €47.6 million for the year ended December 31, 2021. General and administrative expenses comprised 7.2% of our total operating expenses for the year ended December 31, 2022 compared to 11.6% of our total operating expenses for the year ended December 31, 2021. This decrease was primarily driven by a positive effect from the release of an employer contribution provision on share-based compensation plans due to the decrease of the share price.
For the year ended December 31, 2022, general and administrative expenses consisted primarily of €11.6 million of employee-related expenses (salaries, social security contributions, share-based compensation expense and other employee-related expenses paid to employees), as well as of €18.5 million in costs and fees for professional services, such as consulting, legal and financial services. For the year ended December 31, 2021, general and administrative expenses consisted primarily of €24.3 million of non-research and development employee-related expenses, consisting of salaries, social security contributions, share-based compensation expense and other employee-related expenses paid to employees in general and administrative functions, as well as of €20.6 million in costs and fees for professional services, such as consulting, legal and financial services.

Expenses by Nature
The table below summarizes our cost of goods and services, research and development expenses, marketing and distribution expenses as well as general and administrative expenses by nature of cost:

	Year ended December 31,
(In € thousand)	2022	2021
Employee benefit expense other than share-based compensation (*)	(56,393)	(85,334)
Share-based compensation expense	5,215	(14,678)
Consulting and other purchased services	(141,631)	(169,158)
Raw materials and consumables used	(12,723)	(14,676)
Cost of services and change in inventory	(190,086)	(105,648)
Depreciation and amortization & impairment	(44,285)	(14,281)
Building and energy costs	(14,696)	(10,960)
Supply, office and IT-costs	(11,739)	(7,409)
License fees and royalties	(6,830)	(4,865)
Advertising costs	(7,343)	(2,176)
Warehousing and distribution costs	(1,898)	(1,419)
Travel and transportation costs	(2,208)	(538)
Other expenses	(2,329)	(1,309)
OPERATING EXPENSES	(486,945)	(432,452)

* As of December 31, 2022, the position “employee benefit expense other than share-based compensations” includes an amount of €23.2 million resulting from the release of the provision of employer contribution charges fees, which are payable at the exercise of the share-based payment programs (December 31, 2021: expense of €26.5 million).
The increase in operating expenses of €54.5 million in the year ended December 31, 2022 compared to the prior year primarily resulted from the write-down of COVID-19 vaccine inventory of €159.4 million as well as increased depreciation charges of fixed assets including impairment charges of idle manufacturing equipment, leasehold improvements and Right of Use assets, leading to a total expense of €44.3 million for depreciation, amortization and impairment charges. This was partially offset by a reduction of employee-related expenses including non-cash income from the revaluation of share-based compensation programs resulting from a year-over-year reduction of Valneva’s share price.

Other Income (Expenses)
The table below summarizes the other operating income (expenses) for the years ended December 31, 2022 and 2021:

	Year ended December 31,
(In € thousand)	2022	2021
Research and development tax credit	15,348	21,949
Grant income	191	1,684
Profit/(loss) on disposal of fixed assets and intangible assets, net and from revaluation of lease agreements	(70)	(42)
Taxes, duties, fees, charges, other than income tax	(217)	(212)
Miscellaneous income/(expenses), net	(3,054)	(403)
TOTAL OTHER OPERATING INCOME (EXPENSES), NET	12,199	22,976

Other operating income and expenses decreased by €10.8 million, or 46.9%, to €12.2 million for the year ended December 31, 2022 from €23.0 million for the year ended December 31, 2021. This decrease was mainly driven by decreased research and development tax credits directly resulting from decreased qualifying research and development expenses. For the years ended December 31, 2022 and 2021, of the research and development tax credit, €13.9 million and €20.2 million, respectively, related to the research and development programs executed in Austria, mainly for the COVID-19 and chikungunya vaccine candidates, whereas the remainder of €1.5 million and €1.8 million, respectively, related to the R&D tax credit in France. For the year ended December 31, 2021, a negative grant income of €0.9 million was recognized due to the increase of the probability of achieving one milestone under the CEPI funding agreement. This negative grant income was offset by €2.6 million of grants from government authorities related to the COVID-19 pandemic to cover fixed costs of commercial activities. For the years ended December 31, 2022 and 2021, CEPI and COVID-19-pandemic related grants totaled €0.2 million and €1.7 million, respectively.

Financial Income (Expense)
The table below summarizes our financial income (expense) for the years ended December 31, 2022 and 2021:

	Year ended December 31,
(In € thousand)	2022	2021
Finance income
Interest income from other parties	260	249
TOTAL FINANCE INCOME	260	249
Finance expense
Interest expenses on loans	(8,238)	(7,273)
Interest expense on refund liabilities	(9,597)	(8,478)
Interest expenses on lease liabilities	(955)	(903)
Other interest expense	(264)	(309)
TOTAL FINANCE EXPENSES	(19,054)	(16,962)
FOREIGN EXCHANGE GAIN/(LOSSES), NET	(12,587)	8,130
FINANCE INCOME/(EXPENSES), NET	(31,381)	(8,584)

Finance expenses, net were €31.4 million for the year ended December 31, 2022 compared to €8.6 million for the year ended December 31, 2021. This increase in finance expenses, net was mainly due to negative foreign expense losses. The foreign exchange losses in the year ended December 31, 2022 are related to the development of the USD and GBP exchange rates and our corresponding balance sheet accounts (mainly due to an increase of refund liabilities and borrowings denominated in USD).
Income Tax
We recorded €1.5 million of income tax benefit for the year ended December 31, 2022 compared to €3.4 million of income tax expense for the year ended December 31, 2021. This change in income tax benefit (expense) was primarily driven by a change in deferred income tax.
Profit/(Loss) for the Period
Our loss for the period ended December 31, 2022 was €143.3 million, increased from a loss of €73.4 million for the period ended December 31, 2021. The increased loss in the 2022 period was primarily driven by increased cost of goods and services related to valuation of inventory, and onerous agreement provisions for material in connection with our COVID-19 vaccine, partly offset by decreased research and development expenses and decreased general and administrative expenses.
Adjusted EBITDA
Our Adjusted EBITDA loss was €69.2 million for the year ended December 31, 2022 compared to a loss of €47.1 million for the year ended December 31, 2021. The increased Adjusted EBITDA loss was primarily driven by a higher net loss. A reconciliation of Adjusted EBITDA to net loss, the most directly comparable IFRS measure, is set forth below:

	Year ended December 31,
(In € thousand)	2022	2021
Loss for the period	(143,279)	(73,425)
Add:
Income tax expense	(1,536)	3,446
Total finance income	(260)	(249)
Total finance expense	19,054	16,964
Foreign currency gain/(loss) - net	12,587	(8,130)
Result from investments in associates	(9)	5
Amortization	7,024	6,600
Depreciation	14,012	7,681
Impairment	23,249	—
ADJUSTED EBITDA	(69,159)	(47,108)

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
The breakdown of revenue by operating segment is as follows:

	Year ended December 31,
(In € thousand)	2021	2020
Commercialized products	63,002	65,939
COVID	253,314	—
Vaccine candidates	3,257	31,604
Technologies and services	28,512	12,779
TOTAL REVENUES	348,086	110,321
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
Product sales

	Year ended December 31,
(In € thousand)	2021	2020
IXIARO	45,118	48,480
DUKORAL	2,440	13,300
Third-party products	15,426	4,158
TOTAL PRODUCT SALES	62,984	65,939

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

	Year ended December 31,
(In € thousand)	2021	2020
United States (military)	38,048	34,659
United States (non-military)	2,291	1,755
Canada	4,226	8,965
Germany	9,341	7,060
Nordics	2,707	2,866
Austria	2,436	3,333
United Kingdom	726	1,847
Other Europe	3,075	2,068
Rest of world	134	3,384
TOTAL PRODUCT SALES	62,984	65,938

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

	Year ended December 31,
(In € thousand)	2021	2020
Commercialized products	18	1
COVID	253,314	—
Vaccine candidates	3,257	31,604
Technologies and services	28,512	12,779
TOTAL OTHER REVENUES	285,101	44,383
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
COGS was €187.9 million, or 45.9% of our total operating income (expenses), for the year ended December 31, 2021. Of this total COGS, €22.6 million related to IXIARO sales, yielding a product gross margin of 50.0%, and €7.6 million related to DUKORAL sales, yielding a product gross margin of negative 209.8%. Gross margin for DUKORAL sales was negatively impacted by idle capacity costs and impairment of short-dated or expired products, resulting from the decreased demand due to the COVID-19 pandemic. In 2021, COGS related to the third-party product distribution business was €9.9 million, yielding a product gross margin of 36.1%, and cost of services was €25.1 million. The increase in cost of services from €12.2 million to €25.1 million was mainly due to the fact that the Lyme disease vaccine candidate had been out-licensed to Pfizer by the end of 2020. COGS from the Lyme disease vaccine candidate has been included in the Technologies and Services segment from January 1, 2021 onward.
COGS was €54.3 million, or 32.8% of our total operating income (expenses), for the year ended December 31, 2020. Of this total COGS, €24.8 million related to IXIARO sales, yielding a product gross margin of 48.9%, and €14.3 million related to DUKORAL sales, yielding a product gross margin of negative 7.3%. Gross margins for IXIARO and DUKORAL sales were negatively impacted by decreased demand resulting from the COVID-19 pandemic, although gross margin for IXIARO sales was impacted to a lesser extent due to continued sales of IXIARO to the U.S. military. In the year ended December 31, 2020, COGS related to the third-party product distribution business was €2.8 million, yielding a product gross margin of 33.2%, and cost of services was €12.2 million.
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
We track our research and development expenses by product or development program. The following table sets forth our research and development expenses by product or development program for the periods indicated:

	Year ended December 31,
(In € thousand)	2021	2020
Chikungunya (VLA1553)	(43,975)	(31,746)
Lyme (VLA15)	(3,761)	(25,948)
COVID-19 (VLA2001)	(113,907)	(18,962)
IXIARO	(1,125)	(1,373)
hmPV	(2,111)	(1,327)
DUKORAL	(969)	(1,338)
Other research projects	(7,434)	(3,760)
TOTAL RESEARCH AND DEVELOPMENT EXPENSES	(173,283)	(84,454)
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
Expenses by Nature
The table below summarizes our cost of goods and services, research and development expenses, marketing and distribution expenses as well as general and administrative expenses by nature of cost:

	Year ended December 31,
(In € thousand)	2021	2020
Employee benefit expense other than share-based compensation(*)	(85,334)	(58,264)
Share-based compensation expense	(14,678)	(6,328)
Consulting and other purchased services	(169,158)	(65,212)
Raw materials and consumables used	(14,676)	(12,434)
Cost of services and change in inventory	(105,648)	(10,778)
Depreciation and amortization & impairment	(14,281)	(9,939)
Building and energy costs	(10,960)	(8,140)
License fees and royalties	(7,409)	(4,384)
Supply, office and IT-costs	(4,865)	(3,333)
Advertising costs	(2,176)	(2,496)
Warehousing and distribution costs	(1,419)	(1,898)
Travel and transportation costs	(538)	(529)
Other expenses	(1,309)	(822)
OPERATING EXPENSES	(432,452)	(184,558)

(*) As of December 31, 2021, the position “employee benefit expense other than share-based compensations” includes an amount of €26.5 million of employer contribution fees, which are payable at the exercise of the share-based payment programs (December 31, 2020: €7.4 million).

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

Other Income (Expenses)
The table below summarizes the other operating income (expenses) for the years ended December 31, 2021 and 2020:

	Year ended December 31,
(In € thousand)	2021	2020
Research and development tax credit	21,949	9,937
Grant income	1,684	7,680
Profit/(loss) on disposal of fixed assets and intangible assets, net	(42)	(10)
Profit/(loss) from revaluation of lease agreements	—	1,584
Taxes, duties, fees, charges, other than income tax	(212)	(168)
Miscellaneous income/(expenses), net	(403)	95
TOTAL OTHER OPERATING INCOME (EXPENSES), NET	22,976	19,117

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

Financial Income (Expense)
The table below summarizes our financial income (expense) for the years ended December 31, 2021 and 2020:

	Year ended December 31,
(In € thousand)	2021	2020
Finance income
Interest income from other parties	249	119
Fair value gains on derivative financial instruments	—	397
Foreign exchange gains, net	8,130	173
	8,379	689
Finance expense
Interest expenses on loans	(7,273)	(6,162)
Interest expense on refund liabilities	(8,478)	(3,640)
Interest expenses on lease liabilities	(903)	(907)
Other interest expense	(309)	(30)
Fair value losses on derivative financial instruments	—	—
	(16,962)	(10,738)
FINANCE INCOME/(EXPENSES), NET	(8,584)	(10,049)
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
Adjusted EBITDA
Our Adjusted EBITDA loss was €47.1 million for the year ended December 31, 2021, compared to a loss of €45.2 million for the year ended December 31, 2020. The increased Adjusted EBITDA loss was primarily driven by higher net loss in the 2021 period. A reconciliation of Adjusted EBITDA to net loss, the most directly comparable IFRS measure, is set forth below:

€ in thousands	Year ended December 31,
	2021	2020
Loss for the period	(73,425)	(64,393)
Add:
Income tax expense	3,446	(909)
Total finance income	(249)	(516)
Total finance expense	16,964	10,738
Foreign currency gain/(loss) - net	(8,130)	(173)
Result from investments in associates	5	133
Amortization	6,600	5,957
Depreciation	7,681	3,843
Impairment	—	140
ADJUSTED EBITDA	(47,108)	(45,181)
B. Liquidity and Capital Resources.
Overview
We have financed our operations primarily through a combination of equity offerings, secured debt, and revenues from product sales. As at December 31, 2022, we had €289.4 million in cash and cash equivalents. Based upon our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2022 will fund our current operating plans for at least the next 12 months following the publication of the FY2022 financial statements.
Sources and Uses of Cash
We have financed our operations through revenue from product sales, payments under historical collaborative research alliances, as well as research tax credits and subsidies granted by various public institutions. In addition, we have issued secured debt to finance our operations.
In May 2021, we announced the closing of a global offering to specified categories of investors of an aggregate of 8,145,176 new ordinary shares, after full exercise of the overallotment option granted to the underwriters. The public offering consisted of 2,850,088 American Depositary Shares, or ADSs, each representing two ordinary shares, in the United States at an offering price of $26.41 per ADS and a concurrent private placement of 2,445,000 ordinary shares in Europe (including in France) and other countries outside of the United States at the corresponding offering price of €11.00 per ordinary share. Gross proceeds of this global offering, after full exercise of the underwriters’ option were €89.6 million, whereas related expenses of €11.1 million incurred.
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
In June 2022, we signed an Equity Subscription Agreement with Pfizer. Pursuant to the Equity Subscription Agreement, Pfizer invested €90.5 million ($95 million) in Valneva, representing 8.1% of Valneva’s share capital at a price of €9.49 per share. The per share purchase price was determined based on the average closing price of the Company’s shares on Euronext Paris during the 10 trading days preceding the date of the Equity Subscription Agreement.
On August 12, 2022, we entered into an Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, pursuant to which we may issue and sell ADSs, each representing two ordinary shares, having an aggregate offering price of up to $75,000,000 (subject to French regulatory limits), from time to time, in one or more at-the-market offerings, for which Jefferies will act as sales agent and/or principal. The at-the-market facility has been registered under the Securities Act pursuant to our Registration Statement on Form F-3 (File No. 333-266839). As of December 31, 2022, no issuances or sales had been made pursuant to the Sales Agreement.
In October 2022, we announced the closing of our global offering to specified categories of investors of an aggregate 21,000,000 new ordinary shares, consisting of a public offering of 375,000 ADSs, each representing two ordinary shares, in the United States at an offering price of $9.51 per ADS, and a concurrent private placement of 20,250,000 ordinary shares in Europe (including France) and other countries outside of the United States at the corresponding offering price of €4.90 per ordinary share. Gross proceeds of this global offering were €102.9 million, whereas related expenses of €7.4 million incurred.
As of December 31, 2022, we had borrowings and lease liabilities of €152.4 million, of which €98.8 million were other loans and €53.6 million were lease liabilities.
In February 2020, we entered into a debt financing agreement, or the Financing Agreement, with Deerfield and OrbiMed. The intended use of proceeds was to repay existing borrowings from the European Investment Bank and allow us to continue to advance our Lyme and chikungunya development programs in the short term. We have amended the Financing Agreement several times, most recently in April 2022. For further information about these amendments, refer to “Item 3.D—Risk Factors” and the Notes to our consolidated financial statements. As of December 31, 2022, $95.0 million (€89.2 million) was outstanding under the Financing Agreement. The loan bears interest at 9.95%. Due to the quarterly interest calculation method, the aggregate annual interest actually paid is an amount equivalent to 10.09%. The interest-only period extends until the third quarter of 2024, and the loan will mature in the first quarter of 2027. The loan is secured by substantially all of our assets, including our intellectual property, and is guaranteed by Valneva SE and certain of its subsidiaries. The Financing Agreement contains covenants, including a minimum liquidity in the amount of €35.0 million and minimum consolidated net revenue in the amount of €115.0 million on a consecutive twelve month basis. If the Group’s consolidated liquidity or net revenues were to fall below the covenant minimum values, we would not be able to comply with the financial covenants in the financing agreement with Deerfield and OrbiMed, which could result in additional costs (up to 10 additional points of interest over the duration of the default) and an early repayment obligation (payment of the principal increased by 8% and of an indemnity representing the interests expected until March 2023). We do not expect these limitations to affect our ability to meet our cash obligations.
In February 2022, we announced that Valneva Scotland had been awarded two grants worth up to £20 million (approximately €23.9 million) from Scottish Enterprise, Scotland’s national economic development agency, to support research and development relating to the manufacturing processes of our COVID-19 vaccine candidate and our other vaccine candidates. The funds under these grants will be available over three years, beginning in March 2022. As of December 2022, we received €5.1 million (£4.3 million) under the first grant of up to £12.5 million, which would support development related to the manufacture of our COVID-19 vaccine. We did not receive any payments in 2022 relating to the second grant of up to £7.5 million, which will support development connected to our manufacturing processes for other vaccines. The funds received were classified as current liabilities as at December 31, 2022.
As we continue to develop and commercialize our products and product candidates in the coming years, we will likely continue relying on some or all of these sources of financing, as well as potential milestone payments and royalties that may result from licensing agreements for our products and product candidates.

Cash Flows
Comparisons for the Years Ended December 31, 2022 and 2021
The table below summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Year ended December 31,
(In € thousand)	2022	2021
Net cash generated from operating activities	(245,343)	76,901
Net cash used in investing activities	(29,054)	(93,116)
Net cash generated from financing activities	215,116	154,504
NET CHANGE IN CASH AND CASH EQUIVALENTS	(59,282)	138,288

Operating Activities
Net cash used in operating activities for the year ended December 31, 2022 was €245.3 million compared to €76.9 million of net cash generated for the year ended December 31, 2021.
Net cash used in operating activities for the year ended December 31, 2022 was primarily derived from the loss for the period amounting to €143.3 million and from changes in non-current assets and liabilities in the amount of minus €147.7 million (which mainly related to refund liabilities recorded in line with the Pfizer agreement amendments as they are no longer non-current). These amounts have been partly offset by depreciation and amortization of €21.0 million as well as impairment of tangible and intangible assets of €23.2 million, interest expenses of €19.1 million, share-based compensation of minus €8.7 million and by other non-cash expenses amounting to minus €9.2 million. Changes in working capital amounted to €1.7 million.
Net cash generated from operating activities for the year ended December 31, 2021 was primarily derived from payments of €299.2 million received from the UK Government in connection with the UK Supply Agreement and advance payments of €100.8 million received from the European Commission member states in connection with the EC APA signed in November 2021. These payments were partially offset by expenditures related to the development and production mainly of our COVID-19 vaccine and other cash expenses.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2022 was €29.1 million, compared to €93.1 million for the year ended December 31, 2021 and was comprised primarily of €29.2 million purchases for property, plant and equipment.
Financing Activities
Net cash generated from financing activities was €215.1 million for the year ended December 31, 2022 compared to €154.5 million for the year ended December 31, 2021. The increase was primarily due to €96.7 million of net proceeds from the issuance of ordinary shares mainly resulting from the global offering in October 2022, the Equity Subscription Agreement signed with Pfizer in June 2022 amounting to €90.6 million, as well as the additional tranches drawn from the financing agreement with Deerfield and OrbiMed in the amount of €39.3 million. Interest payments amounting to €9.2 million reduced the net cash generated from financing activities.
Net cash generated from financing activities for the year ended December 31, 2021 consisted primarily of €166.6 million net proceeds from the issuance of ordinary shares mainly resulting from the U.S. public offerings and the European private placements in May 2021 and November 2021, partially offset by interest payments amounting to €8.4 million and lease payments amounting to €2.8 million.
Comparisons for the Years Ended December 31, 2021 and 2020
The table below summarizes our cash flows for the years ended December 31, 2021 and 2020:

	Year ended December 31,
(In € thousand)	2021	2020
Net cash generated from operating activities	76,901	137,738
Net cash used in investing activities	(93,116)	(19,340)
Net cash generated from/(used in) financing activities	154,504	21,740
NET CHANGE IN CASH AND CASH EQUIVALENTS	138,288	140,138

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
Operating and Capital Expenditure Requirements
We have previously incurred significant operating losses, including in the years discussed in this annual report. As of December 31, 2022 and 2021, we had accumulated a net loss of €450.3 million and €307.0 million, respectively. Our net loss was €143.3 million, €73.4 million and €64.4 million for the years ended December 31, 2022, 2021 and 2020, respectively. We expect to continue to incur significant expenses, and we may incur substantial operating losses over the next several years as we market our approved products, advance clinical development of our product candidates and continue our research and development efforts in the United States, Europe and endemic markets. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials and our expenditures on other research and development activities.
We anticipate that our expenses will increase substantially in connection with our ongoing activities, as we:
•invest in our vaccine candidate programs, including our VLA1553 and VLA1601 vaccine candidates, and our other pre-clinical and research programs; and
•invest in our working capital and general corporate purposes.
Our present and future funding requirements will depend on many factors, including, among other things:
•costs of continued commercial activities, including product sales, marketing, manufacturing and distribution, for our approved products;
•the scope, progress, timing and successful completion of our clinical trials of our current or future product candidates, especially the Phase 3 clinical trial for VLA15;
•the number of potential new product candidates we identify and decide to develop;
•our ability to establish and maintain collaborations on favorable terms, if at all;
•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringement raised by third parties;
•the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates; and
•the amount of revenues, if any, we may derive either directly, or in the form of royalty payments from any current or future collaboration agreements.
For more information as to the risks associated with our future funding needs, see “Item 3.D—Risk Factors”.
We expect to finance these expenses and our operating activities through a combination of revenue from sales of our products and third-party products, grants, milestone and service payments from our collaboration with Pfizer regarding our Lyme disease vaccine candidate, and our existing liquidity. If we are unable to generate sufficient revenue from product sales and through our collaboration agreements in accordance with our expected timeframes, we will need to raise additional capital through the issuance of our shares, through other equity or debt financings or through collaborations with other companies. However, we may be unable to raise additional funds or enter into other funding arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant others rights to develop or market drug candidates that we would otherwise prefer to develop and market ourselves. Our ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.
Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents as of December 31, 2022 will be sufficient to fund our operations through at least 12 months after publication of this document.
Contractual Obligations
The following table discloses aggregate information about our material long-term contractual obligations as of December 31, 2022 and the periods in which payments are due. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.

(In € thousand)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Borrowings	11,629	74,815	44,859	939	132,242
Lease liabilities	26,674	5,915	5,706	21,268	59,563
Refund liabilities	140,098	—	7,000	—	147,098
TOTAL	178,401	80,731	57,565	22,207	338,904
The amounts disclosed in the table above are the contractual undiscounted cash flows.
Borrowings
As of December 31, 2022, the outstanding amount of bank borrowings and other loans was €98.8 million. Of this, €89.2 million related to the Financing Agreement with Deerfield and OrbiMed. The repayments will start in 2024, while the loan will mature in 2027. The interest rate is 9.95% (equivalent to 10.09% on an annual basis). Other borrowings related to financing of research and development expenses and CIR (research and development tax credit in France) of €4.4 million and the CEPI loan in the amount of €5.2 million, which relates to advanced payments received which are expected to be paid back in the future.
As of December 31, 2021, the outstanding amount of bank borrowings and other loans was €57.8 million. Of this, €49.7 million related to the Financing Agreement with Deerfield and OrbiMed. Other borrowings related to financing of research and development expenses and CIR (research and development tax credit in France) of €4.7 million and the CEPI loan in the amount of €3.5 million, which relates to advanced payments received which are expected to be paid back in the future.
As of December 31, 2020, the outstanding amount of bank borrowings and other loans was €53.4 million. Of this, €46.2 million related to the Financing Agreement with Deerfield and OrbiMed. Part of the loan was used to fully repay the existing loan of €20.0 million with EIB. Other borrowings related to financing of research and development expenses and CIR (research and development tax credit in France) of €5.9 million and the CEPI loan in the amount of €1.3 million, which relates to advanced payments received which are expected to be paid back in the future.
Lease Liabilities
As of December 31, 2022, the outstanding, discounted amount of lease liabilities was €53.6 million. Of this, €27.2 million related to the lease agreements for two premises in Sweden, which we expect will terminate in 2031 and 2037, respectively. Base rent will increase based on an inflation index. €23.2 million related to the lease agreements for premises in Vienna, Austria. We expect that this lease will terminate in 2023 and that we will incur a final payment to buy the leased assets. Regular installment payments are variable and based on EURIBOR. Other lease liabilities of €3.2 million related to a number of minor agreements with various conditions (interest rates) and terms (maturities).
As of December 31, 2021, the outstanding, discounted amount of lease liabilities was €56.8 million. Of this, €30.5 million related to the lease agreements for two premises in Sweden. €24.0 million related the lease agreements for premises in Vienna, Austria. We expect that this lease will terminate in 2023 and that we will incur a final payment to buy the leased assets. Regular installment payments are variable and based on EURIBOR. Other lease liabilities of €2.3 million related to a number of minor agreements with various conditions (interest rates) and terms (maturities).
Refund Liabilities
As of December 31, 2022, the carrying amount of refund liabilities was €143.1 million. Of this, €135.5 million (of which nil non-current) related to the collaboration with Pfizer, as we will fund 40% of Phase 3 clinical trial costs performed by Pfizer, and €6.6 million (all non-current) related to the expected payment to GSK related to the termination of the strategic alliance agreement in 2019, and €0.9 million (all current) related to refund liabilities to customers related to rebate and refund programs as well as right to return of commercialized products. Revenue recognized and the corresponding de-recognition of refund liabilities in 2022 related primarily to the de-recognition of the previously included royalty obligation towards the UK Authority in the amount of €89.2 million and the de-recognition of the previously included CAPEX obligation towards the UK Authority in the amount of €80.0 (£70.8) million.
As of December 31, 2021, the carrying amount of refund liabilities was €254.6 million. Of this, €166.9 million (of which €77.3 million non-current) related to uncertain restrictions and repayment obligations from the terminated UK Supply

Agreement, €79.6 million (thereof €75.2 million non-current) related to the collaboration with Pfizer as (until the amendment executed in April 2022) we were to fund 30% of Phase 3 clinical trial costs performed by Pfizer; €6.4 million (thereof €6.3 million non-current) related to the expected payment to GSK related to the termination of the strategic alliance agreements in 2019 and €1.3 million (all current) related to refund liabilities to customers related to rebate and refund programs as well as right to return of commercialized products. Other releases mainly refer to changes in the refund liability related to changes in assumptions and estimates.
As of December 31, 2020, the carrying amount of refund liabilities was €111.4 million. Of this, €81.9 million (of which €70.0 million non-current) related to the collaboration with Pfizer Inc. for development of our Lyme disease vaccine, as we were required to contribute 30% of Phase 3 clinical trial costs for this vaccine. €20.9 million (all non-current) related to the agreement with the UK Government to develop and commercialize a COVID-19 vaccine, €6.3 million (all non-current) related to expected payment to GSK related to the termination of the SAA with payments expected in 2024, and €2.3 million (all current) related to refund liabilities to customers related to rebate programs and right to return products.
C. Research and Development, Patents and Licenses
For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”
D. Trend Information
For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.1—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”
E. Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. The actual value of our assets, liabilities and shareholders’ equity and of our accumulated deficit could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted.
Our management applied judgement and estimates on the following critical accounting topics:
Revenue Recognition of Other Revenue
Management’s judgement is required to determine the identification and separation of performance obligations (especially when determining whether the license is distinct, which is the case when the customer can benefit from the license without further involvement), the determination of the transaction price (including the judgement of payables to customers), and allocation of the transaction price to the performance obligations on relative standalone selling price. The standalone selling price is sometimes not available or are hard to value intangible assets, so various valuation techniques are used. In addition, management’s judgement is required whether revenue from collaborations and licensing is recognized over time or at a point in time.
In April 2020, we entered into a collaboration to co-develop and commercialize our Lyme disease vaccine candidate with Pfizer. This agreement included a $130.0 million (€116.9 million) upfront payment from Pfizer, which we received in June 2020 and booked in an amount of €116.9 million, and a $10.0 million milestone payment from Pfizer, which we received in April 2021 and booked in an amount of €8.4 million. While we are obligated to contribute 40% (before May 2022: 30%) of all ongoing and future development costs through completion of the development program, as of December 31, 2022, 2021 and 2020, €135.5 million, €79.6 million and €81.9 million, respectively, have been recognized as discounted refund liabilities to reflect the requirement to pay 40% (before May 2022: 30%) of Pfizer’s research and development costs. The transaction price was determined taking into account our refund obligation and was modified during 2021 and 2022. The agreement includes various performance obligations including: research and development and service performance obligations for which revenue is recognized over time, as well as a license performance obligation for which revenue was recognized at a point in time when Pfizer can benefit and use the license, which occurred in the fourth quarter of 2020. Judgement and estimates were applied when determining the transaction price (including the valuation of the refund liability) as well as at the allocation of the transaction price to the performance obligations. For the years ended December 31, 2022, 2021 and 2020, minus €45.9 million, €14.3 million and €31.6 million, respectively, was recognized as revenue from collaboration, licensing and services. The amount recognized in the year ended December 31, 2022 and, 2021 included adjustments of revenues recognized in 2020 due to a modification of the agreements. €3.7 million, €3.0 million and €2.8 million of costs to obtain a contract are included in other assets as of December 31, 2022, 2021 and 2020, respectively. In case the refund liability varies from the estimates, the revenue will be adjusted in the period where the estimate is updated.
In September 2020, we announced a collaboration with the UK government (the UK Authority) for our COVID-19 vaccine, VLA2001. The UK Supply Agreement also provided for up-front investments in the scale up and development of the vaccine, with the investment being recouped against the vaccine supply under the collaboration. According to IFRS 15, this agreement included two performance obligations: first, the delivery of 60 million doses, and second, an option to sell an additional 40 million doses at a lower price than the expected market price and an option to sell an additional 90 million doses at the expected market price. We received notice from the UK Authority on September 10, 2021 of its intent to terminate the agreement and the termination became effective on October 10, 2021. The termination of the UK Supply Agreement was extensively assessed in 2021 and payments received, where judgment was necessary and we assessed the likelihood of repayment to be remote, totaled €253.3 million and were recognized as revenue in the year ended December 31, 2021 (year ended December 31, 2020: zero). We also recognized refund liabilities of €166.9 million (thereof €77.3 non-current) related to uncertain restrictions and repayment obligations (2020: €20.9 million) as at December 31, 2021. As at December 31, 2022 these restrictions and repayment obligations have been assessed and the likelihood for future obligation was assessed as remote. Therefore €169.2 million were recognized as revenue in the year ended December 31, 2022.
In November 2021, Valneva signed an Advance Purchase Agreement (EC APA) with the European Commission to supply up to 60 million doses of VLA2001 over two years. The EC APA was amended in July 2022 to reduce the amount of doses of VLA2001 ordered. For more information, refer to note 5.1 of the financial statements filed with this Annual Report. At the time of the amendment, Valneva had received advance payments for the original order volume. Per the terms of the EC APA, Valneva is not obligated to repay any amount of such advance payments that had already been spent or committed. As of December 31, 2022, Valneva had fulfilled its remaining performance obligations under the contract and assessed that the risk of reimbursement of the advance payments was remote. Accordingly, the contract liability was released in full to revenue, including €6.0 million attributed to product sales (as partial advance payment for delivery of 1.25 million doses of VLA2001) and €110.8 million attributed to other revenue from contracts with customers. Therefore, product sales present the part directly related to vaccines sale with the original dose price according to the agreement.
Accounting for Grants
In July 2019, we announced an agreement with CEPI, which includes performance obligations and refund obligations. Management’s judgment is required to determine whether such components of an agreement are revenues from customers or fall within the standard of accounting for government grants. Since CEPI is a non-governmental organization partly funded by a government and is acting in a way a government organization would, it was accounted for under IAS 20. In addition, the valuation of the various components requires management’s judgment. In connection with our obligations under the CEPI Agreement, and following the execution of a binding term sheet in May 2020, in January 2021 we entered into definitive agreements with Instituto Butantan, pursuant to which we and Instituto Butantan intend to collaborate to transfer our drug product technology to Instituto Butantan, to enable Instituto Butantan to develop, manufacture and commercialize our chikungunya vaccine in low and middle income countries and obtain World Health Organization prequalification. The agreement includes various performance obligations including: delivery of Drug substance for which revenue is recognized at date of delivery, certain clinical studies (included studies financed by CEPI) for which revenue is recognized over time, as well as a license performance obligation for which revenue was recognized at a point in time when Instituto Butantan can benefit and use the license, which occurred in the first quarter of 2021. Judgement and estimates were applied when determining the transaction price as well as at the allocation of the transaction price to the performance obligations. For the years ended December 31, 2022 and 2021 €5.6 million and €3.5 million, respectively were recognized as revenue from collaboration, licensing and services and included €3.9 million and €1.3 million, respectively from CEPI pursuant to the CEPI grant, where Instituto Butantan is the beneficiary.
In February 2022, we announced that Valneva Scotland had been awarded two grants worth up to £20 million (approximately €23.9 million) from Scottish Enterprise, Scotland’s national economic development agency, to support research and development relating to the manufacturing processes of our COVID-19 vaccine candidate and our other vaccine candidates. The funds under these grants will be available over three years, beginning in March 2022. As of December 2022, we received €5.1 million (£4.3 million) under the first grant of up to £12.5 million, which would support development related to the manufacture of our COVID-19 vaccine. We did not receive any payments in 2022 relating to the second grant of up to £7.5 million, which will support development connected to our manufacturing processes for other vaccines. The funds received were classified as current liabilities as at December 31, 2022.
 Valuation of Intangibles and Tangibles / Impairment tests
As of December 31, 2022, impairment tests were performed on the IXIARO, DUKORAL, chikungunya and clinical trial material cash-generating units (CGUs). The impairment tests resulted in impairment charges of €8.3 million being taken. In addition, COVID related assets which will be no longer used resulted in impairment charges of €14.8 million.
Management estimates are applied on the long range business plan, on the revenue as well as on the expense side. A reduction in revenues of 10.0% would result in no additional impairment loss in the year ended December 31, 2022, for IXIARO and chikungunya, and in an additional impairment loss for DUKORAL (€4.0 million) and CTM (€0.9 million) in the year ended December 31, 2022. With regards to the years ended December 31, 2021 and 2020, a reduction in revenue of 10.0% would result in no additional impairment loss.
Valuation of Inventories / Impairment tests
In 2022, inventory-related COGS were €257.8 million (2021: €145.3 million), of which €157.7 million (2021: €127.1 million) related to inventory which cannot be used, failed batches which were written down and product which is not expected to be sold. In 2022, €159.4 million (2021: €121.4 million) of these expenses related to VLA2001 and stem from write-downs for materials which cannot be used, failed batches and batches at risk of failure as well as product which is not expected to be sold. The valuation of commercialized products resulted in a reversal of write-downs from prior periods of €2.8 million due to higher sales expectations. In 2021, €5.7 million of these expenses related to commercialized products and stem from write-downs due to lower sales expectations and limited shelf life of the products.

Deferred Tax Asset Recognition
Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets of €199.5 million, €153.8 million and €126.3 million as of December 31, 2022, 2021 and 2020, respectively are not recognized as there was not sufficient evidence that adequate taxable profit will be available against which the unused tax losses can be utilized in the foreseeable future. We assumed this or entities where there is no profitable history and/or a negative outlook in the following 5-years period of the long range business plan.
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
While assumptions in measuring fair values on the share-based compensations have been taken into account, management has considered the likelihood of an event of change of control remote, therefore the accelerated vesting was not taken into account. Further information is explained in Note 5.22 to our consolidated financial statements as of and for the years ended December 31, 2022 and 2021 included elsewhere in this Annual Report.
Employer contribution costs will occur at the exercise of share-based payment programs. Therefore, these costs have been accounted for and spread over the vesting period of the various programs. This provision has been assessed at the share price as of the balance sheet date and has been updated on each balance sheet date to reflect the potential payment amount. The latest share price in 2022 was €6.22, therefore the provision taken as at December 31, 2022 amounted to €3.3 million, whereas the latest share price in 2021 was €24.50, and the respective provision amounted to €26.5 million as at December 31, 2021. The employer contribution to be paid is depending on the date and the amount of the exercise in the future.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
We have a two-tier corporate governance system consisting of a Management Board (Directoire), which is responsible for managing the Company, and a Supervisory Board (Conseil de Surveillance), which oversees the Management Board.
The following table sets forth information concerning the members of our Management Board and Supervisory Board as of the date of this annual report.

Name	Age	Position
Management Board Members
Thomas Lingelbach	59	Chairman of the Management Board, President, Chief Executive Officer
Franck Grimaud	56	Directeur Général, Chief Business Officer
Peter Bühler	53	Chief Financial Officer
Juan Carlos Jaramillo	52	Chief Medical Officer
Dipal Patel	49	Chief Commercial Officer
Frédéric Jacotot	59	General Counsel, Corporate Secretary

Supervisory Board Members
Frédéric Grimaud	58	Chairman of the Supervisory Board
James Sulat	72	Vice Chairman of the Supervisory Board
James Connolly	58	Member of the Supervisory Board
Maïlys Ferrère	60	Representative of Bpifrance Participations SA, member of the Supervisory Board
Anne-Marie Graffin	61	Member of the Supervisory Board
Sharon Tetlow	62	Member of the Supervisory Board
Johanna Willemina Pattenier	63	Member of the Supervisory Board
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
Dipal Patel has served as our Chief Commercial Offer and as a member of our Management Board member since November 2022. Ms. Patel has over 23 years’ experience in the pharmaceutical industry. Prior to joining us, Ms. Patel served as Vice President, Vaccines Commercialization Lead at GlaxoSmithKline, a position she held from January 2020, and as Vice President, Commercial Head (Respiratory) Emerging Markets from August 2017 to January 2020. Prior to that Ms. Patel held multiple roles at GlaxoSmithKline covering commercial strategy, execution, market access and lifecycle management. Over her career, she has held roles of increasing responsibilities across multiple countries including the United States, Australia, Belgium, Singapore, Thailand, and the European and emerging markets regions. Ms. Patel graduated with a B.Sc. (Honors) from Macquarie University, Sydney in 1998 followed by an M.B.A. from Macquarie Graduate School of Management in 2006.
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
The age limitation for Supervisory Board members is 80 years old. The limitations on holding such an appointment concurrently with an appointment in another company are those set forth in the applicable statutory and regulatory provisions.
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
James Sulat has served on our Supervisory Board since 2013 and is currently Vice Chairman of our Supervisory Board. Prior to that, he served on the Supervisory Board of Intercell AG from 2005 until its merger with Vivalis SA in 2013. From 2009 to 2013, Mr. Sulat served as Chief Executive Officer and Chief Financial Officer of Maxygen, Inc., and as a member of Maxygen’s Board of Directors from 2003 to 2013. From 2005 to 2009, Mr. Sulat served in a variety of roles at Memory Pharmaceuticals Corp., including as President and Chief Executive Officer from 2005 to 2008 and as a member of Memory’s Board of Directors from 2005 to 2009. Previously, Mr. Sulat served as Chief Financial Officer for Chiron Corporation and Stanford Health Services. Mr. Sulat has served on the Board of GS Holdings, Inc. since October 2021. He previously served on the Board of Directors of Exicure, Inc. from 2021 until December 2022, on the Board of Directors of Arch Therapeutics, Inc. from 2015 until December 2021 and on the Board of Directors of AMAG Pharmaceuticals, Inc. from 2014 to November 2020. Mr. Sulat received an MBA and an M.S. in Health Services Administration from Stanford University and a B.S. in Administrative Sciences from Yale University. We believe Mr. Sulat’s experience in the pharmaceutical industry, expertise in corporate finance and public company board experience qualifies him to serve on our Supervisory Board.
James Connolly has served on our Supervisory Board since June 2022. Since 2013, Mr. Connolly has been providing broad based consulting and advisory services to a variety of vaccine, biopharmaceutical and investment organizations. From 2010 to 2013, Mr. Connolly was President and CEO of Aeras (now IAVI). Prior to this, he spent 24 years at Wyeth (now Pfizer) in a series of increasingly senior roles, including Executive Vice President and General Manager, Wyeth Vaccines and President, Wyeth Canada. Mr. Connolly currently serves on the Board of Directors of IAVI. He previously served on the Board of Directors of Vaxess Technologies (2013-19), Aeras (2013-18), PaxVax (2014-18), Tivorsan Pharmaceuticals (2015-20) and Ambulatus Robotics (2020-21). Mr. Connolly earned a B.S. in Business Administration from Washington University in St Louis. We believe Mr. Connolly's experience in the vaccines and pharmaceutical industries and his experience advising biotech companies qualifies him to serve on our Supervisory Board.
Maïlys Ferrère has served as representative of Bpifrance Participations, member of the Supervisory Board, since June 2022. Ms. Ferrère has served as a Director, Head of the Large Venture Investment Activity at Bpifrance, France’s public investment bank, since October 2013. Ms. Ferrère serves on the board of directors of Sequans Communications S.A., a publicly traded French designer, developer and supplier of cellular semiconductor solutions, and on the Board of DBV Technologies, a publicly traded French company that develops a treatment against peanut allergy. Ms. Ferrère served on the board of directors of Innate Pharma SA., a French global oncology-focused biotech company, from 2017 to 2021. Ms. Ferrère served on the board of directors at Gensight Biologics S.A., a French publicly traded biotechnology company, from 2016 to 2019. She graduated from Institut d’Etudes Politiques Paris and began her career with the General Inspectorate of Société Générale before working for multiple French banks in the equity capital markets origination department. We believe that Ms. Ferrère’s experience in the banking industry and her knowledge of capital markets qualify her to serve on our Supervisory Board.
Anne-Marie Graffin has served on our Supervisory Board since 2013. She served as Chief Executive Officer of the Big Booster Acceleration Program, an international non-profit acceleration program for startups, from 2011 to May 2017. Prior to that, she served in a variety of positions, most recently as Executive Vice President and member of the Executive Committee at Sanofi Pasteur MSD, a European vaccine company, from 1998 to 2011. Ms. Graffin currently serves as the President of SMAG Consulting SAS. Ms. Graffin has served on the supervisory board of Nanobiotix S.A. (Nasdaq: NBTX) since January 2014, on the board of Sartorius Stedim Biotech SA since April 2015, and on the Board of Directors of Vetoquinol SA since 2022. Ms. Graffin received her MBA from ESSEC Business School Paris. We believe Ms. Graffin’s experience in the vaccine space and her experience advising biotech companies qualifies her to serve on our Supervisory Board.
Sharon Tetlow has served on our Supervisory Board since June 2020. She founded and has served as Managing Partner of Potrero Hill Advisors, which provides strategic and operational financial support to life science companies, since January 2016. Prior to that, she served as CFO of public and private biotech companies. She has served as a member of the Board of Directors of DICE Therapeutics, Inc. (NASDAQ: DICE) since November 2020, where she serves as Chair of the Audit Committee and as a member of both the Nominating and Governance Committee and the Finance Committee. She has served as a member of the Board of Directors of Structure Therapeutics, Inc. (NASDAQ: GPCR), where she is chair of the Audit Committee, and member of the Nominating and Governance Committee and the finance and pricing committee. Ms. Tetlow served as a member of the Board of Directors of Catalyst Biosciences, Inc. (NASDAQ: CBIO) from January 2020 through December 2022, where she chaired the Audit Committee and was a member of the Transaction Committee. Ms. Tetlow received her M.B.A. from Stanford University and her B.A. in Psychology from the University of Delaware. We believe Ms. Tetlow’s expertise in corporate finance and strategic planning in the biotechnology and pharmaceutical industries and her public company board experience qualifies her to serve on our Supervisory Board.
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
Diversity of the Supervisory Board
Supervisory Board Diversity Matrix (as of December 31, 2022)

Country of Principal Executive Offices:				France
Foreign Private Issuer:				Yes
Disclosure Prohibited under Home Country Law:				No
Total Number of Directors:				7

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	4	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				0
LGBTQ+				0
Did Not Disclose Demographic Background				1

Supervisory Board Diversity Matrix (as of December 31, 2021)

Country of Principal Executive Offices:				France
Foreign Private Issuer:				Yes
Disclosure Prohibited under Home Country Law:				No
Total Number of Directors:				5

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	2	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				0
LGBTQ+				0
Did Not Disclose Demographic Background				1
Family Relationships
Frédéric Grimaud, who is a member of our Supervisory Board, is a second cousin of Franck Grimaud, who is a member of our Management Board. There are no other family relationships among any of the members of our Management Board and Supervisory Board.
B. Compensation
Compensation of Members of the Supervisory Board
Attendance Fees
We pay attendance fees to the members of the Supervisory Board. At our general meeting of shareholders held on June 29, 2017, shareholders set the total attendance fees to be distributed among the members of the Supervisory Board at €350,000 for each 12-month period starting on June 1, 2017 and each anniversary thereof. The attendance fees are fixed. However, fees may be reduced if meeting attendance is under 75%. The following table shows the framework for the maximum allowable attendance fees for the 12-month period starting on January 1, 2022:

Member Role	Maximum Allowable Attendance Fee
Supervisory Board Chairman	€90,000
Supervisory Board Vice-Chairman	€60,000
Supervisory Board Committee Chairman	€60,000
Member of two Supervisory Board Committees	€60,000
Member of one Supervisory Board Committee	€52,500
Supervisory Board Member	€45,000

The following table sets forth information regarding the attendance fees earned by members of the Supervisory Board during the year ended December 31, 2022:

Member	Compensation
Frédéric Grimaud	€88,750
James Sulat	€59,583
James Connolly	€23,042
Anne-Marie Graffin	€59,583
Sharon Tetlow	€59,583
Johanna Willemina Pattenier	€52,903
Ms. Maïlys Ferrère did not receive any fees in connection with her representation of Bpifrance Participations on the Supervisory Board.
Compensation of Members of the Management Board—2022
Our Management Board is currently comprised of six members:
•Thomas Lingelbach, Chair of the Board, President & CEO, with a current term ending at the 2025 General Meeting called to approve the annual financial statements for the fiscal year ended December 31, 2024;
•Franck Grimaud, Directeur Général & Chief Business Officer, with a current term ending at the 2025 General Meeting called to approve the annual financial statements for the fiscal year ended December 31, 2024;
•Peter Bühler, Chief Financial Officer, with a current term ending at the 2025 General Meeting called to approve the annual financial statements for the fiscal year ended December 31, 2024;
•Frédéric Jacotot, General Counsel & Corporate Secretary, with a current term ending at the 2025 General Meeting called to approve the annual financial statements for the fiscal year ended December 31, 2024;
•Juan Carlos Jaramillo, Chief Medical Officer, with a current term ending at the 2025 General Meeting called to approve the annual financial statements for the fiscal year ended December 31, 2024;
•Dipal Patel, Chief Commercial Officer, with a current term ending at the 2025 General Meeting called to approve the annual financial statements for the fiscal year ended December 2024.
The method and amount of compensation for each member of the Management Board is determined by the Supervisory Board, after recommendation by the nomination and compensation committee.
The following tables set forth compensation earned by members of the Management Board with respect to the year ended December 31, 2022.

Mr. Thomas Lingelbach – Chair of the Management Board, President & CEO
Mr. Lingelbach’s compensation is set in accordance with (a) the provisions of the Management Agreement executed between Mr. Lingelbach and Valneva Austria GmbH, and (b) our Supervisory Board decisions, as applicable.

Type of Compensation	Amount of compensation earned	Description
Fixed compensation	€525,000	As per Supervisory Board decision of March 15, 2022.
Annual variable compensation	€214,200	60% of 2022 gross annual salary set by the Supervisory Board of March 15, 2022. Validation by the Supervisory Board of 68% of the objectives set with respect to the year 2022, on March 9, 2023.
Fringe benefits :
– Car rental	Lease fee: €14,400 Insurance: €3,703.88 Other car related expenses (except fuel) : €6,311.20	Maximum €1,200 per month for the lease fee as per Mr. Lingelbach’s Management Agreement (or €14,400 per year).
– Death and endowment insurance policy	€15,000	Long-term life insurance policy as a retirement savings product.
– Reimbursement of home workplace journeys made by flights, and associated costs	€5,069.45	The current Management Agreement executed between Mr. Lingelbach and our subsidiary, Valneva Austria GmbH, provides that Mr. Lingelbach be reimbursed for the costs of weekend flights between hometowns in Germany and Austria and sites of Valneva, these costs including the transfers from and to the airport.
Total compensation	€783,684.53

Mr. Franck Grimaud – Management Board member, Directeur Général & CBO
Mr. Grimaud’s compensation is set in accordance with (a) the provisions of the Management Agreement executed between Mr. Grimaud and Valneva SE, and (b) our Supervisory Board decisions, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€275,000	As per Supervisory Board decision of March 15, 2022.
Annual variable compensation	€93,500	50% of 2022 gross annual salary set by the Supervisory Board of March 15, 2022. Validation by the Supervisory Board of 68% of the objectives set with respect to the year 2022, on March 9, 2023.
Fringe benefits :
– Car rental	Lease fee: €11,123.60 Insurance: €1,659.52	Maximum €1,200 per month for the lease fee as per Mr. Grimaud’s Management Agreement (or €14,400 per year).
– Garantie Sociale des Chefs et Dirigeants d’Entreprises	€8,004	An unemployment insurance contract for Company Directors and Managers (Convention Garantie Sociale des Chefs et Dirigeants d’Entreprise) has been granted to Mr. Grimaud. The purpose of this contract is to guarantee the payment of compensation in case of unemployment (up to 70% of the last professional net income filed with the tax authorities). This GSC was set up pursuant to an authorization of the Board of Directors of October 26, 2000.
Total compensation	€389,287.12

Mr. Peter Bühler – Management Board member, Chief Financial Officer
Mr. Bühler’s compensation is set in accordance with (a) the provisions of the Management Agreement executed between Mr. Bühler and Valneva Austria GmbH, and (b) our Supervisory Board decisions, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€366,000	As per Supervisory Board decision of March 15, 2022.
Annual variable compensation	€124,440	50% of 2022 gross annual salary set by the Supervisory Board of March 15, 2022. Validation by the Supervisory Board of 68% of the objectives set with respect to the year 2022, on March 9, 2023.
Fringe benefits :
– Car allowance	€13,800.00	Maximum €1,200 per month as per Mr. Bühler’s Management Agreement (or €14,400 per year).
– Death and endowment insurance policy	€15,000	Long-term life insurance policy as a retirement savings product.
– Reimbursement costs	€738.80
Total compensation	€519,978.80

Mr. Frédéric Jacotot – Management Board member, General Counsel & Corporate Secretary
Mr. Jacotot’s compensation is set in accordance with (a) the provisions of the Management Agreement executed between Mr. Jacotot and Valneva SE, and (b) our Supervisory Board decisions, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€215,000	As per Supervisory Board decision of March 15, 2022.
Annual variable compensation	€73,100	50% of 2022 gross annual salary set by the Supervisory Board of March 15, 2022. Validation by the Supervisory Board of 68% of the objectives set with respect to the year 2022, on March 9, 2023.
Fringe benefits :
– Garantie Sociale des Chefs et Dirigeants d’Entreprises	€10,379.57	Unemployment insurance contract for Company Directors and Managers (Convention Garantie Sociale des Chefs et Dirigeants d’Entreprise) has been granted to Mr. Jacotot with effect as from January 1, 2020. The purpose of this contract is to guarantee the payment of compensation in case of unemployment (up to 70% of the last professional net income filed with the tax authorities).
Total compensation	€298,479.57

Dr. Juan Carlos Jaramillo – Management Board member, Chief Medical Officer
Dr. Jaramillo’s compensation is set in accordance with (a) the provisions of the Management Agreement executed between Dr. Jaramillo and Valneva Austria GmbH, and (b) our Supervisory Board decisions, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€317,000	As per Supervisory Board decision of March 15, 2022.
Annual variable compensation	€107,780	50% of 2022 gross annual salary set by the Supervisory Board of March 15, 2022. Validation by the Supervisory Board of 68% of the objectives set with respect to the year 2022, on 9 March, 2023.
Fringe benefits: – Car allowance	€13,800	€1,200 per month as per Dr. Jaramillo’s Management Agreement.
– Death and endowment insurance policy	€15,000	€1,500 per month as per Dr. Jaramillo’s Management Agreement.
– Reimbursement of home workplace journeys made by flights, and associated costs	€8,704.39 plus rent of apartment €10,243.37	The current Management Agreement executed between Dr. Jaramillo and the subsidiary Valneva Austria GmbH provides that Dr. Jaramillo be reimbursed for the costs of weekend flights between hometown in Spain and site of Valneva Austria, these costs including the transfers from and to the airport.
Total compensation	€472,527.76

Ms. Dipal Patel – Management Board member, Chief Commercial Officer
Ms. Patel’s compensation is set in accordance with (a) the provisions of the Management Agreement executed between Ms. Patel and Valneva UK Ltd, and (b) our Supervisory Board decisions, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	£126,396	As per Supervisory Board decision of August 10, 2022.
Fringe benefits: – Car allowance	£1,015	€1,015 for the year 2022
– Death and endowment insurance policy	Covered by insurance policy	Long-term life insurance policy as a retirement savings product.
– Reimbursement of home workplace journeys made by flights, and associated costs	£0
Total compensation	£127,411

Compensation of Members of the Management Board—2022
The Supervisory Board has determined the following base salaries for the current members of our Management Board with respect to the year ended December 31, 2022:

Management Board Member	2022 Base Salary
Thomas Lingelbach	€525,000
Franck Grimaud	€275,000
Peter Bühler	€380,000
Frédéric Jacotot	€215,000
Juan Carlos Jaramillo	€317,000
Dipal Patel	£305,000
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
Our current 2017 equity warrants plan (BSA 27) provides four exercise periods, with the following opening and closing dates (subject to suspension cases provided for by the plan):
•1st exercise period: from December 15, 2018 to December 14, 2019 inclusive
•2nd exercise period: from December 15, 2019 to December 14, 2020 inclusive
•3rd exercise period: from December 15, 2020 to December 14, 2021 inclusive
•4th exercise period: from December 15, 2021 to December 14, 2022 inclusive
During each exercise period, the beneficiaries are entitled to exercise up to 25% of the BSA 27 equity warrants they received. BSAs that are not validly exercised during a given exercise period lapse by operation of law at the end of the last day of such period. Any such lapsed BSAs lose all their value and in this respect, the relevant beneficiary is not entitled to any right of indemnification.
Our equity warrants cannot be sold on a regulated market.
The following table shows the BSAs outstanding as of December 31, 2022:

Plan name	BSA 27
General Meeting date	June 30, 2016
Grant decision date	December 15, 2017
BSAs issued by the Management Board	87,500
Subscription price per share	€2.574
BSAs lapsed as of December 31, 2022	15,625
BSAs exercised as of December 31, 2022	71,875
Outstanding BSAs as of December 31, 2022	—
Valneva SE ordinary shares potentially resulting from exercise of the warrants remaining as of December 31, 2022	—
Stock Options
Since 2013, we have granted stock options to employees and management pursuant to seven successive plans.
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
All stock options not exercised within ten years of the grant date lapse without compensation.

The following table sets forth the stock options outstanding as of December 31, 2022:

Plan name	ESOP 2013	ESOP 2015	ESOP 2016	ESOP 2017	ESOP 2019	SLG SOP 2022	ESOP 2022
General Meeting date	June 28, 2013	June 26, 2014	June 30, 2016	June 30, 2016	June 28, 2018	June 23, 2022	June 23, 2022
Grant date	October 2, 2013	July 28, 2015	October 7, 2016	December 7, 2017	September 30, 2019	October 10, 2022	October 10, 2022
Subscription price	€2.919	€3.92	€2.71	€2.85	€3.05	€6.47	€6.47
Option/share conversion ratio	1: 1.099617653 (then rounded-up for each beneficiary)	1: 1	1: 1	1: 1	1: 1	1: 1	1: 1
Stock options granted to employees and/or corporate officers by the Management Board at launch of plan	1,052,950	712,000	584,250	1,269,500	2,670,010	1,159,751	2,154,500
Vesting dates	October 2, 2015 (for 50% of the options) October 2, 2017 (for the remaining 50%)	July 28, 2017 (for 50% of the options) July 28, 2019 (for the remaining 50%)	October 7, 2018 (for 50% of the options) October 7, 2020 (for the remaining 50%)	December 7, 2019 (for 50% of the options) December 7, 2021 (for the remaining 50%)	September 30, 2020 (for 1/3 of the options) September 30, 2021 (for another 1/3 of the options) September 30, 2022 (for the remainder)	October 09, 2023 (for 1/3 of the options) October 09, 2024 (for another 1/3 of the options) October 09, 2025 (for the remainder)	October 09, 2023 (for 1/3 of the options) October 09, 2024 (for another 1/3 of the options) October 09, 2025 (for the remainder)
Stock options exercised as of December 31, 2022	615,918	478,845	383,250	427,025	0	0	0
Shares resulting from exercise of stock options	677,346	478,845	383,250	427,025	0	0	0
Outstanding stock options as of December 31, 2022	17,782	43,655	14,500	551,475	1,994,176	1,159,751	2,154,500
Of which outstanding stock options held by corporate officers	210,000	100,000	0	0	0	0	0
Shares potentially resulting from stock option exercise after December 31, 2022	19,557	43,655	14,500	551,475	1,994,176	1,159,751	1,996,500
Stock options having lapsed as of December 31, 2022	419,250	189,500	186,500	291,000	675,834	0	158,000

Free Ordinary Shares
Free ordinary shares (actions ordinaires gratuites) are employee equity incentive instruments pursuant to which the beneficiaries are granted, for free, the possibility to receive our ordinary shares under certain conditions.
As of December 31, 2022, the number of unvested outstanding free shares that have been granted by the Company to the members of the Management Board is 288,382 shares for the Chair of the Management Board (CEO) and 479,679 for all other members of the Management Board.

The following table shows the free ordinary shares outstanding as of December 31, 2022:

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
Duration of vesting period
The first tranche was vested and delivered (a été définitivement acquise) to the participants in March 2022, the second tranche will vest three (3) years as from December 19, 2019 and the third tranche will vest four (4) years as from December 19, 2019. The vesting (attribution définitive) of each tranche therefore occurs upon completion of each vesting period mentioned above, subject to employment and performance conditions.

Date of availability	Following free shares vesting, no compulsory holding period is applicable to the beneficiaries that are non-executive employees. However, in accordance with section II (4th paragraph) of Article L. 225-197-1 of the French Commercial Code, the Supervisory Board decided that the Management Board members should keep not less than 20% of the vested free shares of each tranche until termination of their office as Management Board member or corporate officer.
Free ordinary shares fully vested as of December 31, 2022	636,648
Free ordinary shares being vested as of December 31, 2022	1,085,756 (including 856,807 by corporate officers)
Free ordinary shares lapsed as of December 31, 2022	469,543

Performance and employment conditions	Concerning non-corporate officers employees, the vesting of each tranche will be contingent upon the beneficiary’s performance in the Relevant Year having been rated not lower than “Meets Expectations” (regardless of any qualifying sign), as assessed by his/her supervisor under the Company’s employee performance appraisal rules.

Concerning corporate officers, the vesting of each tranche will be contingent upon the level of achievement of the Management Board member’s collective and individual goals in the Relevant Year (as defined below), as assessed by the Supervisory Board, starting above 60% (60% = no vesting) and increasing in a linear way, so that 80% goal achievement will result in vesting of 50% of the relevant tranche and 100% goal achievement will result in vesting of 100% of the relevant tranche.

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
Provisions relating to retirement	Beneficiaries who will retire in accordance with the age requirements of their applicable retirement regime before complete vesting will remain entitled to a prorated amount of shares, for each unvested tranche, based on the period from the initial grant date until retirement, as compared to the total duration of the tranche in question (2, 3 or 4 years); provided, however, that the performance condition stated above was met in the performance appraisal immediately preceding the retirement. For Management Board members (including the CEO), the level of performance will also affect the amount of shares kept.
Provisions relating to a change of control	If (a) a Change of Control (as defined below) occurs not earlier than December 19, 2021, and (b) the performance condition stated above was met for the calendar year immediately preceding the year of Change of Control (or for the year of Change of Control if already assessed), all tranches will vest immediately. For Management Board members (including the CEO), their level of performance will also affect the amount of shares that will be the subject of accelerated vesting.

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

Plan name	Free ordinary share plan 2022-2025
General Meeting date	June 23, 2021
Management Board decision	October 10, 2022
Free ordinary shares granted by the Management Board	374,390 allocated in three tranches, each amounting to one third of the total individual allocation. If one third is not a whole number, the number of free ordinary shares will be rounded down for the first two tranches and rounded up for the third tranche.
Duration of vesting period	The first and second tranches shall vest and be delivered (seront définitivement acquises) to the participants two (2) years as from October 10, 2022, the third tranche will vest three (3) years as from October 10, 2022. The vesting (attribution définitive) of each tranche therefore occurs upon completion of each vesting period mentioned above, subject to employment conditions.
Date of availability	Following free shares vesting, no compulsory holding period is applicable to the beneficiaries that are non-executive employees.
However, in accordance with section II (4th paragraph) of Article L. 225-197-1 of the French Commercial Code, the Supervisory Board has decided that the Management Board members should keep not less than 20% of the vested free shares of each tranche until termination of their office as Management Board member or corporate officer.
Free ordinary shares fully vested as of December 31, 2022	0
Free ordinary shares being vested as of December 31, 2022	374,390
Free ordinary shares lapsed as of December 31, 2022	0
Performance and employment conditions	No performance condition. Same employment condition as the 2019 plan.
Provisions relating to retirement	The beneficiaries who, prior to the vesting of all or part of the free ordinary shares granted to them, retire in accordance with the age requirements of their pension plan, will retain a portion of their free ordinary shares, and this applies to each of the tranches that have not yet vested. The number of shares thus retained will be calculated according to the period elapsed between the date of the initial allocation of free ordinary shares until the date of the executive’s retirement, in relation to the total duration of the tranche in question (two, three or four years) – provided, however, that the performance condition defined in the plan is declared satisfied during the performance appraisal immediately preceding the retirement of the beneficiary in question. For Management Board members (including the CEO), the level of performance will also affect the æ of ordinary shares kept.
Provisions relating to a change of control
If a Change of Control takes place before October 9, 2024, and Article L. 225-197-1, III of the French Commercial Code does not apply, the plan will be canceled and the Company will indemnify the beneficiaries for the loss of unvested free ordinary shares granted under the canceled plan, subject however to the above-mentioned performance conditions, and for the Management Board (including the Chair), to the shareholders’ approval to the indemnity so allocated. The gross amount of this indemnity will be calculated as though such free shares had been vested upon the Change of Control. The conditions and limitations set forth in the applicable plan rules will apply to this calculation mutatis mutandis.
“Change of Control” shall mean that a person or entity other than the Company’s current shareholders has taken control of the Company, “control” having the meaning set forth in Article L. 233-3 of the French Commercial Code.

Plan name	Special free ordinary share plan 2022-2024
General Meeting date	June 23, 2021
Management Board decision	December 6, 2022
Free ordinary shares granted by the Management Board	December 6, 2022
Duration of vesting period	The vesting period for the shares is set at two (2) years from December 6, 2022. The vesting (attribution définitive) of each tranche of ordinary shares will be subject to employment conditions.
Date of availability	No holding period is applicable to ordinary shares vested. However, in accordance with section II (fourth paragraph) of Article L. 225-197-1 of the French Commercial Code, the Supervisory Board has decided that the Management Board member concerned should keep not less than 10% of the vested free shares until termination of his office as Management Board member or corporate officer.
Free ordinary shares fully vested as of December 31, 2022	0
Free ordinary shares being vested as of December 31, 2022	27,521
Free ordinary shares lapsed as of December 31, 2022	0
Performance and employment conditions
The beneficiary of the plan must, on an ongoing basis, retain the status of corporate officer or employee (full-time or at least 80%) of the Company or of a direct or indirect subsidiary of the Company until the vesting of the free ordinary shares allocated to him. There is no performance condition.

Provisions relating to a change of control
If (a) a Change of Control takes place before December 6, 2024, and Article L. 225-197-1, III of the French Commercial Code does not apply, the plan will be cancelled and the Company will indemnify the beneficiaries for the loss of unvested free ordinary shares granted under the cancelled plan, subject however to the above-mentioned performance conditions, and for the Management Board (including the Chair), to the shareholders’ approval to the indemnity so allocated. The gross amount of this indemnity will be calculated as though such free shares had been vested upon the Change of Control.

“Change of Control” shall mean that a person or entity other than the Company’s current shareholders has taken control of the Company, “control” having the meaning set forth in Article L. 233-3 of the French Commercial Code.

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
As of December 31, 2022, the Phantom Stock Option Programs and Phantom Free Share plan consisted of an aggregate of 670,500 phantom shares.
The liability for the phantom plans is measured (at the end of each reporting period) at the fair value of the share options rights (determined using the Black Scholes valuation model), by applying an option pricing model taking into account the terms and conditions on which the phantom rights were granted and the extent to which the employees have rendered services to date.
C. Board Practices
The Supervisory Board is composed of a minimum of three and a maximum of eighteen members. The members of the Supervisory Board are appointed for a renewable term of three years at the general meeting of shareholders. The terms of Ms. Tetlow and Dr. Pattenier will expire at the end of the Annual General Meeting of shareholders in June 2023. The terms of Mr. Connolly, Ms. Graffin, Mr. Grimaud, and Mr. Sulat will expire at the end of the Annual General Meeting of shareholders in June 2025. The term of Bpifrance Participations, represented as of the date of this annual report by Ms. Maïlys Ferrère, will expire at the end of the Annual General Meeting of shareholders in June 2025. The general meeting of shareholders may revoke the appointments of the members of the Supervisory Board at any time during the meeting by a simple majority vote. The appointees are selected by the shareholders and may be individuals or companies (represented by a designated individual).
The age limit for the members of the Supervisory Board is 80. The limitations on holding such an appointment concurrently with an appointment in another company are subject to the applicable legal and regulatory provisions.
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
Audit and Governance Committee
Our audit and governance committee assists our Supervisory Board in its oversight of our corporate accounting and financial reporting and oversees the selection of our auditors, their remuneration and independence and keeps the Supervisory Board informed on control systems, key processes and procedures, security and risks. The members of our audit and governance committee are James Connolly, James Sulat, and Sharon Tetlow. Ms. Tetlow is the chair of the committee.
Our Supervisory Board has determined that Mr. Connolly, Mr. Sulat and Ms. Tetlow are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our Supervisory Board has further determined that Ms. Tetlow is an “audit committee financial expert” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq listing rules.
The principal responsibility of our audit and governance committee is to monitor the existence and efficacy of our financial audit and risk control procedures on an ongoing basis.
Our Supervisory Board has specifically assigned the following duties to the audit and governance committee:
•oversight of the statutory auditors’ work in relation to their review of the interim condensed consolidated financial statements, and their audit of the annual Company and consolidated financial statements;
•oversight of the statutory auditors and monitoring of the independence of the statutory auditors; and

•oversight of internal audit procedures and monitoring the efficiency of internal and risk management procedures.
Nomination and Compensation Committee
Our nomination and compensation committee assists our Supervisory Board in reviewing and making recommendations to our Supervisory Board with respect to the appointment and the compensation of the members of our Management Board and Supervisory Board. In accordance with operating rules adopted by the Supervisory Board, the nomination and compensation committee is composed of at least three members or their permanent representatives appointed by the Supervisory Board. The members of our nomination and compensation committee are Anne-Marie Graffin, Johanna Willemina Pattenier and James Sulat, all of whom are independent. Ms. Graffin is the chair of the committee.

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
D. Employees
As of December 31, 2022, we had a total of 719 employees located in Austria, Canada, France, Sweden, the United Kingdom and the United States. The table below shows the number of employees employed by us and each of our subsidiaries:

Location	Number of Employees
Valneva Austria GmbH	266
Valneva Canada Inc.	5
Valneva France SAS	7
Valneva Scotland Ltd	175
Valneva SE	52
Valneva Sweden AB	183
Valneva UK Ltd	8
Valneva USA, Inc.	23
Total	719
Of these employees, approximately 34% were primarily engaged in manufacturing, 33% in research and development, 25% in general and administrative functions and 7% in commercial operations.
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

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table and accompanying footnotes sets forth, as of December 31, 2022, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•each of our Management Board and Supervisory Board members individually; and
•all of our Management Board and Supervisory Board members as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free ordinary shares and free convertible preferred shares (FCPS) that vest within 60 days of December 31, 2022 and options and equity warrants (BSAs) that are currently exercisable or exercisable within 60 days of December 31, 2022. Ordinary shares subject to free ordinary shares and FCPS that vest within 60 days of December 31, 2022, and options and BSAs currently exercisable or exercisable within 60 days of December 31, 2022 are deemed to be outstanding for computing the percentage ownership of the person holding these free ordinary shares, FCPS, options or BSAs and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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

	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders:
Groupe Grimaud La Corbière SAS(1)	13,704,831	9.90
Bpifrance Participations SA(2)	9,521,701	6.88
Deep Track Capital(3)	10,513,265	7.60
Pfizer Inc.(4)	9,549,761	6.90
Management Board and Supervisory Board Members:
Thomas Lingelbach	219,347	*
Franck Grimaud	513,055	*
Peter Bühler	—	—
Juan Carlos Jaramillo	—	—
Frédéric Jacotot	153,995	*
Dipal Patel	—	—
Frédéric Grimaud(5)	276,746	*
James Sulat	30,367	*
James Connolly	—	—
Maïlys Ferrère for Bpifrance	—	—
Anne-Marie Graffin	14,250	*
Sharon Tetlow	—	—
Johanna Willemina Pattenier	—	—
All members of our Management Board and Supervisory Board as a group	1,207,760	0.87
*    Represents beneficial ownership of less than 1%.
(1)Consists of 13,704,831 ordinary shares held by Groupe Grimaud La Corbière SAS (“Groupe Grimaud”). The majority shareholder of Groupe Grimaud is La Financiere Grand Champ, a French company. Voting and investment control over the shares is held in Groupe Grimaud La Corbière by a strategic shareholders committee (Comité Stratégique des Actionnaires) comprised of Frédéric Grimaud, Joseph Grimaud, Claire Grimaud-Mandin, Odile Grimaud-Chateigner, Patrick Neaume, Unigrains (represented by Nicolas Mulle), Idia Participations (represented by Manuel Leal) and Bpifrance Participations (represented by Louis Molis). The principal business address of Groupe Grimaud and La Financiere Grand Champ is 3 La Corbière – Roussay – 49450 Sevremoine, France. Frédéric Grimaud, a member of our Supervisory Board, is the President and Chief Executive Officer of Groupe Grimaud.
(2)As reported in a Schedule 13D filed with the SEC on November 16, 2022. Bpifrance Participations SA (f/k/a Fonds Stratégique d’Investissement, “Bpifrance”) is a French public investment fund specializing in the business of equity financing via direct investments or fund and is a wholly owned subsidiary of Bpifrance S.A., a French financial institution (“Bpifrance S.A.”). Caisse des Dépôts (“CDC”) and EPIC Bpifrance (“EPIC”) each hold 49.2% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance. As of November 15, 2022, (i) Bpifrance Participations SA held directly 9,547,269 ordinary shares and 17,004,054 voting rights, and (ii) CDC Croissance S.A., a wholly-owned subsidiary of CDC (“CDC Croissance”), held directly 2,069,552 ordinary shares and 2,069,552 voting rights. Neither Bpifrance S.A. nor EPIC held any ordinary shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 9,547,269 ordinary shares and 17,004,054 voting rights indirectly through its 99.99% ownership of Bpifrance. EPIC may be deemed to be the beneficial owner of 9,547,269 ordinary shares and 17,004,054 voting rights indirectly through its joint ownership and control of Bpifrance S.A. CDC may be deemed to be the beneficial owner of (x) 11,616,821 ordinary shares and 19,073,606 voting rights, indirectly through its joint ownership and control of Bpifrance S.A. and (y) 2,069,552 ordinary shares and 2,069,552 voting rights, indirectly through its ownership of CDC Croissance. The board of directors of Bpifrance holds voting and investment power over these shares and is comprised of Bpifrance’s chief executive officer, three directors appointed by the French State, three directors appointed by CDC and three independent directors. The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for Bpifrance, Bpifrance S.A. and EPIC is 27-31 avenue du Général Leclerc, 94700 Maisons-Alfort Cedex, France.
(3)As reported in a Schedule 13G filed with the SEC on October 7, 2022. Voting and dispositive power over the shares is shared by Deep Track Capital, LP, Deep Track Biotechnology Master Fund, Ltd. and David Kroin. The principal business address of Deep Track Capital, LP is 200 Greenwich Avenue, 3rd Floor, Greenwich CT 06830. The principal business address of Deep Track Biotechnology Master Fund, Ltd. is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, KY1-9001, Cayman Islands. The principal business address of David Kroin is c/o Deep Track Capital, LP, 200 Greenwich Avenue, 3rd Floor, Greenwich CT 06830.
(4)As reported in a Schedule 13G filed with the SEC on June 29, 2022. The principal address for Pfizer Inc. is 235 E. 42nd Street, New York, NY 10017.
(5)Mr. Frédéric Grimaud’s holdings consists of (i) 276,746 ordinary shares and (ii) the securities held by Groupe Grimaud described in footnote (1) above. Mr. Grimaud is the President & Chief Executive Officer of Groupe Grimaud.
Significant Changes in Percentage Ownership
The significant changes in the percentage ownership held by our principal shareholders since January 1, 2020 were primarily the result of (i) our issuance and sale of 8,145,176 ordinary shares (including in the form of ADSs) in our May 2021 U.S. public offering and European private placement and (ii) our issuance and sale of 5,175,000 ordinary shares (including in the form of ADSs) in our November 2021 U.S. public offering and European private placement, (iii) our issuance and sale of 9,549,761 ordinary shares to Pfizer in June 2022 and (iv) our issuance and sale of 21,000,000 ordinary shares (including in the form of ADSs) in our October 2022 U.S. public offering and European private placement.
Voting Rights
A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years. Any of our principal shareholders who have held our ordinary shares in registered form for at least two years have this double voting right.
Shareholders in the United States
To our knowledge, as of December 31, 2022, approximately 35,298,848 shares, or 26% of our ordinary shares outstanding at that date, were held of record by 46 residents of the United States.
B. Related Party Transactions
Since January 1, 2022, we have engaged in the following transactions with members of our Management and Supervisory Boards and holders of more than 5% of our outstanding voting securities, and their respective affiliates, which we refer to as our related parties.
Participation in our Nasdaq Offerings
In our October 2022 global offering, Bpifrance Participations SA purchased 1,020,408 of our ordinary shares at the public offering price of €4.90 per share, for an aggregate purchase price of €5.0 million.

Transactions With Groupe Grimaud and Affiliates
In September 2018, we entered into a collaboration and research license agreement, or CRLA, with Groupe Grimaud La Corbière SA (now Groupe Grimaud Corbière SAS), or Groupe Grimaud, which was subsequently assigned to Vital Meat SAS, or Vital Meat, a French company and affiliate of Groupe Grimaud, for the purpose of collaborating with Groupe Grimaud to explore the possibility of using our avian cell lines to produce nutritional meat-like substances. Under this agreement, which was renewed and extended until April 30, 2022, we granted Groupe Grimaud non-exclusive research license to use our EBx platform (excluding EB66), provided Groupe Grimaud with certain assistance and provided office space and certain equipment to Groupe Grimaud in connection with such research. Groupe Grimaud and affiliates made payments relating to the CRLA totaling €189.0 thousand excluding tax in 2022. Vital Meat continues to rent certain of our office space and equipment pursuant to a premises and equipment provision agreement dating to September 2018 which was last amended in November 2022. Groupe Grimaud and affiliates did not make any payments under this agreement in 2022.
Following expiration of the CRLA, in May 2022 we entered into a sale and licensing agreement, or EBx Agreement, with Vital Meat, pursuant to which we agreed to sell our "Cleanmeat" patent and the EBx platform (excluding EB66) to Vital Meat and granted Vital Meat an exclusive commercial license to use certain Valneva know-how and patents in the context of developing nutritional meat-like substances. The EBx Agreement provides for upfront and milestone payments to Valneva of €4.0 million, royalties equal to three percent of net sales of products developed using the EBx platform, and sublicensing revenues ranging from 25% to 75%. We received €1.0 million pursuant to the EBx Agreement in 2022.
Arrangements with the Members of our Management and Supervisory Boards
Management and Supervisory Board Compensation
See Item 6B of this Annual Report for information regarding compensation of the members of our Supervisory and Management Boards. We executed new management agreements with each member of our Management Board in 2022.
Indemnification Agreements
In connection with our global offerings in 2021 and 2022, we have entered into indemnification agreements with each of our Management Board and Supervisory Board members. We have liability insurance for our Management Board and Supervisory Board members. With certain exceptions and subject to limitations on indemnification under French law, these agreements provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance and these agreements are necessary to attract qualified Management Board and Supervisory Board members.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
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
In considering related person transactions, the Supervisory Board, will take into account the relevant available facts and circumstances including, but not limited to:
•the risks, costs and benefits to us;

•the impact on the independence of a member of the Management Board or Supervisory Board in the event that the related person is a member of the Management Board or Supervisory Board, immediate family member of a member of the Management Board or Supervisory Board or an entity with which a member of Management Board or Supervisory Board is affiliated;
•the availability of other sources for comparable services or products; and
•the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.
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
F. Expenses of the Issue
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
C. Material Contracts
Agreements Relating to Product Sales

Department of Defense Contracts
In September 2020, the U.S. Department of Defense, Defense Logistics Agency, or DLA, awarded us a new contract for the supply of IXIARO, following previous contracts we have had with DLA since January 2019. The terms of the agreement contemplated an initial base year followed by two option years, each with a range of minimum and maximum potential dose orders. The base year had a minimum value of approximately $53 million for 370,000 doses, and the first option year, which DLA exercised, had a minimum value of approximately $28.8 million for 200,000 doses. The second option year, which DLA did not exercise, had a minimum value of approximately $36 million for 250,000 doses.
We also agreed to provide additional inventory after September 2023 to mitigate the potential impact of unused stock that may expire. This replacement inventory will be provided without cost to DLA and resulted in a contract liability amounting to $5.2 million (€4.9 million) recognized as of December 31, 2022.
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
The BN Distribution Agreements include sub-distribution rights. Each of Valneva Austria and Valneva Sweden has a co-exclusive right to deliver, distribute, market, sell, promote, and import IXIARO and DUKORAL, as applicable, in Germany solely with respect to certain non-profit organizations. Pursuant to the BN Distribution Agreements, BN is required to use reasonable commercial efforts to promote, sell and distribute IXIARO and DUKORAL in Germany and is required to purchase an agreed upon minimum quantity of IXIARO and DUKORAL doses during each year of the BN Distribution Agreements. The BN Distribution Agreements commenced on January 1, 2022 and shall continue until December 31, 2024. Unless terminated earlier this initial term will automatically extend by two years to terminate on December 31, 2026.
VBI Distribution Agreement
In December 2022, Valneva Austria GmbH entered into an agreement, or the VBI Distribution Agreement, with VBI Vaccines B.V., or VBI, relating to Valneva’s distribution of VBI’s hepatitis B vaccine PreHevbri, or the Product. The VBI Distribution Agreement has an initial term until December 31, 2025 and may be renewed for an additional two years and then thereafter as may be mutually agreed. Pursuant to the VBI Distribution Agreement, Valneva has an exclusive license to distribute, market, promote, and sell the Product in Sweden, Norway, Denmark, Finland, the United Kingdom, Belgium, and the Netherlands, collectively the Territory. Valneva also has a first right of refusal to enter into an agreement to provide the same services in Austria, Canada, and/or France. Valneva is obligated to purchase annually a progressively higher minimum number of doses of the Product within each country in the Territory at a price per dose to be calculated as a percentage of the estimated average net selling price annually, above a certain minimum price floor.
Either party may terminate the VBI Distribution Agreement in its entirety or with respect to a particular part of the Territory if the other party breaches and fails to cure a material obligation or certain compliance obligations, enters into certain insolvency proceedings, or undergoes a change of control, or in case of force majeur or withdrawal of the marketing authorization for the Product in the Territory. VBI may also terminate in case Valneva fails to exercise diligent efforts to promote, sell, and distribute the Product within the Territory, if Valneva fails to purchase the minimum annual purchase quantity for a certain number of consecutive years, or if Valneva loses its wholesale license in any country within the Territory.
GSK Distribution Agreement
In December 2015, we entered into a distribution agreement, or the GSK Distribution Agreement, with GlaxoSmithKline GmbH (as a successor in interest to Novartis Vaccines and Diagnostics, Inc.), or GSK, pursuant to which we granted GSK an exclusive right to import, market, promote, distribute and sell IXIARO in Germany, including sub-distribution rights in accordance with the terms of the GSK Distribution Agreement. The GSK Distribution Agreement expired on December 31, 2021 as part of our planned transition of these distribution services to Bavarian Nordic, as described further above.
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
Agreements Relating to our Product Candidates
Pfizer License Agreement
In April 2020, we entered into a research collaboration and license agreement, or the Pfizer License, with Pfizer. In June 2022, Valneva Austria and Pfizer amended the Pfizer License. In connection with the Pfizer License, as amended, we granted to Pfizer (a) an exclusive, worldwide, sublicensable license under certain patents, know-how, and materials and (b) a non-exclusive, worldwide, sublicensable license under all patents, know-how or other intellectual property rights controlled by us, in each case to use, have used, develop, have developed, manufacture, have manufactured, commercialize, have commercialized and otherwise exploit VLA15 and related products for all therapeutic, diagnostic and prophylactic human and veterinary use. Under the Pfizer License, we also obtained, during the development term, a non-exclusive, royalty-free, fully paid-up, worldwide license with the right to sublicense to subcontractors under certain patents and know-how controlled by Pfizer and patents and know-how developed under the Pfizer License to perform development activities relating to VLA15 and related products.
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
In connection with the Pfizer License, we may not develop or exploit a competing product, and we must use commercially reasonable efforts to perform assigned obligations under a development plan. As partial consideration for the license grant, Pfizer paid us a one-time upfront payment of $130 million on June 15, 2020. We and Pfizer will each contribute towards development costs, and Pfizer is obligated to pay us up to $178 million in development milestones and low double-digit tiered royalties starting at 14% on net sales of licensed products, subject to specified offsets and reductions. Of this $178 million, (i) $143 million is comprised of additional payments related to the first stages of commercialization of VLA15 in the United States and Europe as well as the approval of the vaccine, (ii) $10 million is comprised of payments linked to development milestones related to the initiation of the VLA15-221 clinical study and was received in 2022 and (iii) $25 million related to the initiation of the Phase 3 clinical trial and was received in 2022. Royalties are payable on a licensed product-by-licensed product and country-by-country basis beginning with the first commercial sale of such licensed product in such country and ending on the last to occur of the date on which the sale, offer for sale or importation of such licensed product in such country would infringe, but for the license granted here, a valid claim covering such licensed product in such country and fifteen years after the first commercial sale of such licensed product in such country. In addition, the royalties will be supplemented by milestone payments of up to $100 million, payable to Valneva based on cumulative sales.
The Pfizer License expires on a country-by-country and licensed product-by-licensed product basis upon the expiration of the last royalty term for any licensed product in such country. Pfizer may terminate the agreement (a) on a licensed product-by-licensed product and country-by-country basis or in its entirety for convenience or any uncured material breach by us, (b) in whole or relevant part for certain violations of global trade control laws prior to the first regulatory approval of a licensed product, or (c) for our breach of certain representations and warranties or other failure to comply with specified laws. We may terminate the agreement on a licensed product-by-licensed product and country-by-country basis for any uncured material breaches by Pfizer of any of its diligence obligations, or in its entirety for any uncured material breach of the agreement by Pfizer.
Following the signature of the amendment to the Pfizer License in June 2022, Valneva will finance 40% of the costs of Phase 3 costs, compared to 30% in the initial agreement, resulting in €45.9 million negative revenue in the year ended December 31, 2022. In addition, Pfizer is paying Valneva royalties ranging from 14% to 22%, compared to royalties starting at 19% in the initial agreement.

On June 22, 2022, Pfizer invested €90.5 million ($95 million), or 8.1% of Valneva’s share capital at a price of €9.49 per share, through a reserved capital increase designed to strengthen the strategic partnership between the two companies in Lyme disease. Valneva used the proceeds of this investment to finance a portion of its contribution to the Phase 3 Lyme program.
CEPI Funding Agreement
In July 2019, we entered into a funding agreement, or the CEPI Agreement, with CEPI. In connection with the CEPI Agreement, we were awarded up to $23.4 million in funding (paid in a series of six-month tranches) to further develop a chikungunya vaccine, or the product, and we are obligated to provide equitable access to project results on the terms and conditions of the CEPI Agreement. In 2022, the amount of funding we are eligible to receive under the CEPI Agreement was increased to $24.6 million. Under the CEPI Agreement, equitable access means the regular supply of chikungunya vaccines in all Non-Traveler’s Market Countries (as defined in the CEPI Agreement, covering mostly low and middle income countries) that have a demand for the vaccines at an affordable price (as defined in the CEPI Agreement) and, in the context of an outbreak or increased outbreak preparation need, means that vaccines are first available to populations in the affected territory when and where they are needed. In addition, we granted CEPI a limited non-exclusive, fully paid-up, sublicensable license, referred to as the Public Health License, under the project results and other intellectual property necessary to enable CEPI or a third party designated by CEPI to develop, manufacture, market and/or supply the product worldwide solely to end users in an affected territory in preparation for or response to an outbreak. Such Public Health License shall only be effective upon specified license triggers.
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
IDT Commercial Manufacturing Services Agreement and VLA1553 Product Schedule
In November 2021, Valneva Austria GmbH entered into a non-exclusive commercial manufacturing services agreement, or the IDT Agreement, with IDT Biologika GmbH, or IDT, pursuant to which IDT would provide contract manufacturing services under separate product schedules. For a description of the now-terminated product schedule relating to VLA2001, see “–Agreements Relating to Our COVID-19 Vaccine Program–IDT Product Schedule for VLA2001”. The IDT Agreement will expire in November 2026 unless previously terminated. Valneva may terminate the IDT Agreement for convenience. Either party may terminate the IDT Agreement or the separate product schedules, in whole or in part, in case of material breach, insolvency, or certain compliance failures.
Valneva and IDT entered into a product schedule pertaining to the manufacturing of VLA1553, or the VLA1553 Product Schedule, in December 2022. Pursuant to the VLA1553 Product Schedule, IDT will perform the lyophilization process on a specified number of bulk drug substance batches of VLA1553 received from Valneva. The VLA1553 Product Schedule will remain in place until December 31, 2029 and will automatically renew thereafter unless previously terminated.
Agreements Relating to Our COVID-19 Vaccine Program

EC Advance Purchase Agreement
In November 2021, Valneva Austria GmbH entered into an advance purchase agreement, or the EC APA, for Valneva’s SARS-CoV-2 vaccine candidate, or the Product, with the European Commission, or EC. Following the notice of intent to terminate the EC APA issued by the EC on May 13, 2022 because VLA2001 did not receive a marketing authorization from the European Medicines Agency (EMA) by April 30, 2022, Valneva and the EC entered into an amendment to the EC APA on July 29, 2022. Under the terms of the EC APA, Valneva had 30 days from May 13, 2022 to obtain marketing authorization or to propose a plan to remedy the situation in an acceptable manner. As a result of the remediation plan submitted by Valneva in early June, an amendment to the EC APA was entered into on July 29, 2022.
The EC APA originally included an order for approximately 24.3 million doses of Product to be delivered to participating Member States in 2022 and allowed participating Member States to purchase up to approximately 35.7 million doses of Product for delivery in 2023. Participating Member States made upfront payments equal to a certain percentage of the total purchase price for their respective quantities of Product. The EC APA, as amended, included an order for 1.25 million doses of the Product for delivery in 2022 and allowed the participating Member States (Austria, Denmark, Finland, Germany and Bulgaria) that received these doses to order up to an additional equivalent amount for delivery in 2022. The amount of the advance payments received by Valneva under the initial agreement is €117 million (recorded as contract liabilities). We have no obligation to repay these sums, which had been committed and/or spent in accordance with the terms of the initial agreement. The breakdown of expenses and commitments has been submitted to the EC in accordance with the requirements of the contract.
The EC APA remained in effect until all quantities of the Product ordered under the EC APA, as amended, were delivered.
As a result of the amendment and the reduction in the volume of orders from Member States, we have suspended production of VLA2001 and, as of December 31, 2022, have fully provided for €176.9 million of our remaining COVID-related inventory. For further information, please refer to Note 5.18 to our financial statements for the year ended December 31, 2022, included elsewhere in this Annual Report.
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
IDT Product Schedule for VLA2001
In November 2021, Valneva Austria GmbH entered into a non-exclusive commercial manufacturing services agreement, or the IDT Agreement, as described above in “–Agreements Relating to Our Product Candidates–IDT Commercial Manufacturing Services Agreement and VLA1553 Product Schedule”.
A product schedule pertaining to Valneva’s proprietary vaccine candidate VLA2001, or the VLA2001 Product Schedule, provided that IDT would manufacture a certain number of batches of VLA2001 during the year ending December 31, 2022, with an option for IDT to manufacture additional batches during 2023. The maximum value of the VLA2001 Product Schedule, including the exercise of the maximum amount under the option, was approximately €280.6 million. In September 2022, following our decision to suspend manufacturing of VLA2001, Valneva and IDT announced the termination of the VLA2001 Product Schedule. Valneva agreed to pay IDT €36.2 million in cash and the equivalent of €4.5 million in kind, in the form of specified equipment purchased by Valneva.
UK Supply Agreement
In September 2020, Valneva Austria GmbH entered into a supply agreement, or the UK Supply Agreement, with the Secretary of State for Business, Energy and Industrial Strategy of the United Kingdom, or the UK Authority, pursuant to which we were obligated to develop, manufacture and supply SARS-CoV-2 vaccines to the UK Authority in the United Kingdom of Great Britain and Northern Ireland, or the UK, including an obligation for us to upgrade our manufacturing facilities in Scotland using funds provided in large part by the UK Authority. Our new Almeida facility is the result of this upgrade. Valneva received notice in September 2021 of the UK Authority's decision to terminate the UK Supply Agreement. Valneva had not received any indication from the UK Authority prior to that date of its intention to terminate the agreement. The termination, based on the UK Authority's discretionary right to terminate for convenience, became effective on October 10, 2021. On June 15, 2022, Valneva and the UK Authority entered into a settlement agreement, or the Settlement Agreement, that resolves certain matters relating to the obligations of Valneva and the UK Authority following the termination of the UK Supply Agreement and also clarifies other matters contained in the parallel clinical trials agreement, which remains in force. Certain of Valneva's obligations remain in effect despite the termination of the UK Supply Agreement, as explained below.
Under the UK Supply Agreement, we were obligated to use commercially reasonable efforts to develop the vaccine candidate, to secure marketing authorization (and to prosecute the application for minimum viable marketing authorization) in the UK, to conduct assigned activities in accordance with the facility and manufacturing plans and to perform other activities, including working with third parties to maintain sufficient manufacturing capacity. Under the terms of the UK Supply Agreement, the UK Authority had placed an initial order for 60 million doses to be delivered in 2021. In January 2021, the UK Authority exercised its option to order 40 million doses for delivery in 2022. Under the terms of the UK Supply Agreement, the UK Authority was required to make advance payments to Valneva to fund certain manufacturing-related expenses during the term of the project, subject to Valneva continuing to supply product in accordance with the terms of the UK Supply Agreement. As of December 31, 2021, the Group had received advances totaling £359.2 million (€408.3 million). The total amount of payments, including funds received in 2022, amounts to €420.6 million and breaks down as follows: (i) €47.5 million under the Settlement Agreement, (ii) €78 million related to capital expenditures and (iii) the remainder corresponding to prepayments under the UK Supply Agreement for vaccine doses.
Under the Settlement Agreement, we are required to pay the UK Authority a low single-digit royalty on net sales to non-UK customers of products manufactured in facilities used under the UK Supply Agreement, with a cap of €100 million. This obligation remains in effect after the termination of the UK Supply Agreement and after the Settlement Agreement, above a certain sales threshold. We have not recorded any repayment obligations under the royalties, as we consider the probability of repayment to be low. For further information, please refer to Note 5.5.2 of our financial statements for the year ended December 31, 2022, included elsewhere in this Annual Report. Through December 31, 2022, we had an obligation to repay the advances received from the UK Supply Agreement in connection with the new Almeida facility in the event of a sale, transfer or reallocation of those assets. This obligation amounted to €81.9 million and was recognized in our accounts as other revenue as of December 31, 2022 following the expiration of this condition on the same date.
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
•banks, insurance companies, and certain other financial institutions;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to ordinary shares or ADSs;
•persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•brokers, dealers or traders in securities, commodities or currencies;
•tax-exempt entities or government organizations;
•S corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes (and investors therein);
•regulated investment companies or real estate investment trusts;
•persons who acquired our ordinary shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;
•persons holding shares or ADSs in connection with a trade or business outside the United States;

•persons that own or are deemed to own ten percent or more of our shares (by vote or value); and
•persons holding our ordinary shares or ADSs in connection with a trade or business, permanent establishment, or fixed base outside the United States.
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
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ordinary shares or ADSs and is:
(1)an individual who is a citizen or resident of the United States;
(2)a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
(3)an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
(4)a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election to be treated as a U.S. person under applicable U.S. Treasury Regulations.
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
We do not believe that we were characterized as a PFIC for the year ended December 31, 2022. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year. In addition, the total value of our assets for PFIC testing purposes (including goodwill) may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Accordingly, if our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year we may be a PFIC for that taxable year. Under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.
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
For each taxable year that we are treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including a pledge) of ordinary shares or ADSs, unless our ordinary shares or ADSs constitute “marketable stock” and such U.S. Holder makes a mark-to-market election (as discussed below). Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as an excess distribution. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares or ADSs;
•the amount allocated to the taxable year of the disposition or distribution (as applicable), and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income; and
•the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
For foreign tax credit purposes, our dividends will generally be treated as passive category income. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, any French income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. Recently issued U.S. Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any French income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
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
Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and is entitled to Treaty benefits will not be subject to French tax on such capital gain unless the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisor regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefits (and in both cases is not resident, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives may be subject to a levy in France (i) at the rate of 12.8% for individuals, and (ii) a rate of 25% for legal persons. Pursuant to Article 244 bis B of the FTC, such legal persons, whatever their form, may obtain a refund of the portion of such withholding tax which exceeds the corporate income tax which they would have been liable to pay if their registered seat had been located in France, provided that (i) they do not effectively either participate in our management or our control and (ii) their registered office is located in a State or territory that has concluded a tax treaty with France that contains an administrative assistance clause on the exchange of information and the fight against tax fraud and tax evasion and that is not a non-cooperative State or territory within the meaning of Article 238-0 A of the FTC.

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
As at December 1, 2022, our market capitalization did not exceed 1 billion euros, pursuant to BOI-ANNX-000467-21/12/2022.
As a result, the acquisition of ADSs is currently out of the scope of the tax on financial transactions, but this may change in the future.

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
Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:
•such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with French guidelines (BOI-INT-DG-20-20-20-20-12/09/2012 dated September 12, 2012); or
•the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.
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
J. Annual Report to Security Holders.

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
With all other variables held constant, the impact from changes in exchange rates on the pre-tax result would be as follows:

€ in thousands	Year ended December 31,
	2022	2021
EUR/USD +10%	13,873	6,818
EUR/USD -10%	(16,956)	(8,334)
EUR/GBP +10%	(6,605)	(11,986)
EUR/GBP -10%	8,073	14,650
EUR/SEK +10%	(2,761)	(2,884)
EUR/SEK -10%	3,374	3,525
EUR/CAD +10%	(616)	(557)
EUR/CAD -10%	753	681
As at December 31, 2022, the increase in the foreign currency exchange risk in USD was mainly caused by a significant increase in intercompany receivables denominated in USD in Valneva Austria GmbH.
As at December 31, 2022, the decrease in the foreign currency exchange risk in GBP was caused by lower refund liabilities denominated in GBP in Valneva Austria GmbH relating to the COVID-19 vaccine program.
As at December 31, 2022, there are no material changes in the foreign currency exchange risk in SEK, which is in line with the stable level of intercompany receivables within the group denominated in SEK.
A. Interest Rate Risk
We are exposed to market risks in connection with hedging both of our liquid assets and of our medium and long-term indebtedness and borrowings subject to variable interest rates. Borrowings issued at variable rates expose us to cash flow interest rate risks, which are offset by cash and financial assets held at variable rates. During 2022, as well as 2021 and 2020, the Group’s investments at variable rates, as well as the borrowings at variable rates, were denominated in EUR, SEK, USD, CAD and GBP. We analyze our interest rate exposure on a dynamic basis. Based on this analysis, we calculate the impact on profit and loss of a defined interest rate change. The same interest rate change is used for all currencies. The calculation only includes investments in financial instruments and cash in banks that represent major interest-bearing positions. As at December 31, 2022 and December 31, 2021, no material interest risk was identified. In case of increasing interest rates, the positive effect from cash in banks will be higher than the negative effect from variable interest-bearing liabilities. In case of decreasing interest rates, there will be no material negative impact.
B. Credit Risk
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
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Citibank, as depositary, registers and delivers our ADSs. Each ADS represents two ordinary shares deposited with Citibank Europe plc, located at 1 North Wall Quay, Dublin 1 Ireland or any successor, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The depositary’s corporate trust offices at which the ADSs will be administered are located at 388 Greenwich Street, New York, New York 10013.
A deposit agreement among us, the depositary and the ADS holders sets out the ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. A copy of the deposit agreement is incorporated by reference as an exhibit to this Annual Report.

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
ADS holders are also responsible for paying certain charges such as:
•taxes (including applicable interest and penalties) and other governmental charges;
•the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
•certain cable, telex and facsimile transmission and delivery expenses;
•the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;
•the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
•the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.
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
October 2022 Global Offering
In October 2022, we announced the closing of a global offering to specified categories of investors of an aggregate of 21,000,000 new ordinary shares, after full exercise of the over-allotment option granted to the underwriters. The public offering consisted of 375,000 ADSs, each representing two ordinary shares, in the United States at an offering price of $9.51 per ADS and a concurrent private placement of 20,250,000 ordinary shares in Europe (including in France) and other countries outside of the United States at the corresponding offering price of €4.90 per ordinary share. Gross proceeds of this global offering, after full exercise of the underwriters’ option, were approximately €102.9 million, whereas related expenses of €6.9 million were incurred. Net proceeds of this global offering were €96.0 million.

Goldman Sachs Bank Europe SE, Jefferies GmbH and Jefferies LLC were the representatives of the underwriters in this offering.
The net proceeds from this offering have been used, and are expected to continue to be used, as described in the final prospectus for the global offering filed with the U.S. Securities and Exchange Commission on September 30, 2022. None of the net proceeds of the global offering were paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15. Controls and Procedures
Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer (principal executive officer) and our chief financial officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, “the Exchange Act”), as of December 31, 2022. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2022, as a result of the material weaknesses described below.
After giving full consideration to these material weaknesses, and the additional analyses and other procedures that we performed to ensure that our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with IFRS, our management has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with IFRS.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined under the “Exchange Act”) and for the assessment of the effectiveness of our internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, including the possibility of human error, the circumvention or overriding of controls, or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements.
Under the supervision and with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), management conducted an assessment of the effectiveness of our internal control over financial reporting based upon the framework in “Internal Control — Integrated framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, and as a result of the material weaknesses described below, management has concluded that our internal control over financial reporting was not effective as of December 31, 2022.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
We identified deficiencies in the control environment, risk assessment, control activities, information and communication and monitoring components of the COSO framework that constitute material weaknesses, either individually or in the aggregate. The material weaknesses in these components of the COSO framework resulted from the lack of resources within Valneva, commensurate with the nature, growth and complexity of its business.
We have identified a deficiency in one of the principles associated with the Control Environment component of the COSO framework, specifically relating to a lack of resources to : (i) design and implement certain risk-mitigating internal controls; and (ii) consistently operate certain of our internal controls. This deficiency contributed to other material weaknesses within our system of internal control over financial reporting in the remaining COSO framework components. Management identified a deficiency in one of the principles associated with the Risk Assessment component of the COSO framework as we did not design and implement an effective risk assessment to identify and assess all changes in the business that could impact its system of internal controls. We also identified deficiencies in the principles associated with the Control Activities component of the COSO framework, specifically relating to the design and deployment of control activities through policies that establish what is expected and procedures that put policies into action. We identified a deficiency in one of the principles associated with the Information and Communication component of the COSO framework as we did not establish a process to identify, maintain, and develop all control activities over the financial consolidation and reporting system. Further, we did not maintain effective monitoring activities in all instances, based on the criteria established in the COSO framework, relating to evaluating and communicating internal control deficiencies in a timely manner to those parties responsible for taking corrective actions.
The above control deficiencies constitute material weaknesses, either individually or in the aggregate, are pervasive in nature and impact all significant accounts and disclosures.
PricewaterhouseCoopers Audit and Deloitte & Associés, independent registered accounting firms, have issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022, which expressed an adverse opinion thereon.
Remediation Progress and Plan

We have taken steps to address these material weaknesses and expect to continue to implement the remediation plan, which we believe will address the underlying causes.
We continue to monitor and adjust the longer-term resource needs of our various functions and reallocate responsibilities across the organization to ensure that the appropriate level of knowledge and experience is applied based on risk and complexity of transactions and tasks under review.
We will be supported by external advisors with subject matter expertise and additional resources to provide assistance with all elements of the internal control over financial reporting program, including reinforcement of our risk assessment; documentation of process flows; design and remediation of control deficiencies; and evaluation of the design and operational effectiveness of our internal controls.
We will continue to establish policies and procedures to support deployment of management’s directives and control activities and to establish responsibility and accountability for executing policies and procedures in a timely manner.
We will continue to design and implement a set of controls over the financial consolidation and reporting system.
We strengthened our team and hired advisors with experience in internal controls over financial reporting. We will continue to deploy an annual testing plan that includes monitoring and operation of internal controls and addressing control deficiencies in order to assist with the monitoring of control activities.
We are continuing to develop and implement remediation plans; however, we cannot assure you that our efforts will be effective, that we will be able to remedy these material weaknesses or that we will be able to prevent any future material weaknesses in our internal control over financial reporting. We will not be able to conclude that we have remediated the material weaknesses until all relevant controls are fully implemented and have operated effectively for a sufficient period of time. See also “Item 3. Key Information—D. Risk factors— There are material weaknesses in our internal controls over financial reporting and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence, and depress the market price of our securities.”
Changes in Internal Control Over Financial Reporting
Other than as noted above in “Management’s Annual Report on Internal Control over Financial Reporting”, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Attestation Report of the Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the Shareholders and Management Board of Valneva
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Valneva and its subsidiaries (together the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of December 31, 2022 and the related consolidated statement of income (loss), comprehensive income (loss), statement of changes in equity and statement of cash flows for the year ended December 31, 2022 (collectively the “consolidated financial statements”). Our report dated March 30, 2023 expressed an unqualified opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying ”Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Material Weaknesses
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
The following material weaknesses have been identified and included in management’s assessment. As described in Management’s Annual Report on Internal Control over Financial Reporting, management identified a deficiency in one of the principles associated with the Control Environment component of the COSO framework, specifically relating to a lack of resources to: (i) design and implement certain risk-mitigating internal controls; and (ii) consistently operate certain of our internal controls. This deficiency contributed to other material weaknesses within the Company’s system of internal control over financial reporting in the remaining COSO framework components. Management identified a deficiency in one of the principles associated with the Risk Assessment component of the COSO framework as management did not design and implement an effective risk assessment to identify and assess all changes in the business that could impact the Company’s system of internal control. Management also identified deficiencies in principles associated with the Control Activities component of the COSO framework, specifically relating to the design and deployment of control activities through policies that establish what is expected and procedures that put policies into action. Management identified a deficiency in one of the principles associated with the Information and Communication component of the COSO framework as management did not establish a process to identify, maintain, and develop all control activities over the financial consolidation and reporting system. Further, management did not maintain effective monitoring activities in all instances, based on the criteria established in the COSO Framework, relating to evaluating and communicating internal control deficiencies in a timely manner to those parties responsible for taking corrective actions. The above control deficiencies constitute material weaknesses, either individually or in the aggregate, are pervasive in nature and impact all significant accounts and disclosures.
These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2022 of the Company, and this report does not affect our report on such financial statements.
/s/ Deloitte & Associés                        /s/ PricewaterhouseCoopers Audit

Bordeaux and Neuilly-sur-Seine, France
March 30, 2023

Deloitte & Associés and PricewaterhouseCoopers Audit have served as the Company’s auditors since 2007 and 2012, respectively.

Item 16. [Reserved]
A. Audit Committee Financial Expert
Our Supervisory Board has determined that Ms. Tetlow, Mr. Sulat, and Mr. Connolly are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our Supervisory Board has further determined that Ms. Tetlow is an “audit committee financial expert” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq listing rules.
B. Code of Ethics
We have adopted a Code of Conduct & Ethics applicable to all of our employees and members of our Management Board and Supervisory Board. Our Code of Conduct & Ethics is available on our website. We expect that any amendments to the Code of Conduct & Ethics, or any waivers of its requirements, will be disclosed on our website. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Conduct & Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B. The reference to our website is an inactive textual reference only and information contained in, or that can be assessed through, our website is not incorporated by reference into this Annual Report and does not constitute a part of this Annual Report.
C. Principal Accountant Fees and Services
PricewaterhouseCoopers Audit and Deloitte & Associés served as our independent auditors for the year ended December 31, 2022 and for all other reporting periods presented. The table below shows fees charged by those firms and member firms of their networks to Valneva and consolidated subsidiaries in the years ended December 31, 2022 and 2021.
Principal Accountant Fees and Services:

€ in thousand	Year ended December 31,
	PricewaterhouseCoopers				Deloitte & Associés
	2022	%	2021	%	2022	%	2021	%
Audit fees	1,891	99%	1,122	91%	1,678	99%	1,113	93%
provided by the statutory auditor	1,386	—	937	—	1,376	—	939	—
provided by the statutory auditor's network	505	—	185	—	302	—	174	—
Audit-related Fees	0	—	90	7%	13	1%	85	7%
provided by the statutory auditor	0	—	85	—	13	—	85	—
provided by the statutory auditor's network	0	—	5	—	0	—	0	—
Tax Fees	25	1%	25	2%	0	—	0	—
provided by the statutory auditor's network	25	—	25	—	0	—	0	—
All Other Fees	0	—	0	—	0	—	0	—
Total	1,916	100%	1,238	100%	1,691	100%	1,199	100%
“Audit fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that PricewaterhouseCoopers and Deloitte & Associés provides, such as consents and assistance with and review of documents filed with the SEC.
“Audit-related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. In 2021, audit-related fees comprised mainly fees for the IPO project.
“Tax fees” are the aggregate tax fees billed for services related to the production of certification in the context of the declaration of expenses for the obtention of grants and the preparation of special reports relating to certain operations on the Company’s capital.

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
Item 18. Financial Statements
Not applicable.

Item 19. Exhibits

Exhibit Number	Description of Document	Incorporated by Reference
		Schedule/ Form	File Number	Exhibit	Filing Date
1.1*	Bylaws (statuts) of the Registrant (English translation)
2.1	Form of Deposit Agreement	F-1/A	333-255155	4.1	April 29, 2021
2.2	Form of American Depositary Receipt (included in Exhibit 4.1)	F-1/A	333-255155	4.2	April 29, 2021
2.3*	Description of Securities
4.1†	Research Collaboration and License Agreement, dated April 29, 2020, by and between Pfizer Inc. and Valneva Austria GmbH.	F-1	333-255155	10.1	April 9, 2021
4.2†	SARS-CoV-2 Vaccine Supply Agreement, dated September 13, 2020, by and among the Secretary of State for Business, Energy and Industrial Strategy, Valneva SE and Valneva Austria GmbH, as amended on December 17, 2020 and January 30, 2021.	F-1	333-255155	10.2	April 9, 2021
4.3 †	Advance Purchase Agreement, dated January 12, 2021, by and between the European Commission and Valneva Austria GmbH.	20-F	001-40377	10.3	March 24, 2022
4.4†	Supply Agreement, dated September 12, 2020, by and between Dynavax Technologies Corporation and Valneva Scotland Ltd.	F-1	333-255155	10.3	April 9, 2021
4.5 †	Amendment to Supply Agreement, dated October 28, 2021, by and between Dynavax Technologies Corporation and Valneva Scotland Ltd.	20-F	001-40377	10.5	March 24, 2022
4.6†*	Amendment to Supply Agreement, dated March 8, 2022, by and between Dynavax Technologies Corporation and Valneva Scotland Ltd.
4.7†	Master Supply and Commercial Manufacturing Services Agreement, dated November 26, 2021, by and between IDT Biologika GmbH and Valneva Austria GmbH.	20-F	001-40377	10.3	March 24, 2022
4.8†	Product Schedule, dated November 26, 2021, by and between IDT Biologika GmbH and Valneva Austria GmbH.	20-F	001-40377	10.7	March 24, 2022
4.9†*	Product Schedule, dated December 16, 2022, by and between IDT Biologika GmbH and Valneva Austria GmbH.
4.10†	Funding Agreement, dated April 1, 2019, by and between Coalition for Epidemic Preparedness Innovations and Valneva SE.	F-1	333-255155	10.4	April 9, 2021
4.11†	Distribution Agreement, dated December 9, 2015, by and between GlaxoSmithKline GmbH & Co. KG and Valneva Austria GmbH.	F-1	333-255155	10.5	April 9, 2021
4.12†	Sublicense Agreement, dated April 14, 2003, by and between VaccGen International LLC and Intercell AG, as assigned to the Registrant and as amended.	F-1	333-255155	10.6	April 9, 2021

4.13†	Supply Agreement, dated March 1, 2008, by and among Intercell AG, Vetter Pharma-Fertigung GmbH & Co. KG and Intercell Biomedical Ltd., as assigned to the Registrant.	F-1	333-255155	10.7	April 9, 2021
4.14†	Contract dated September 9, 2020, by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.	F-1	333-255155	10.8	April 9, 2021
4.15†	Amendment, dated August 23, 2021, to Contract dated September 9, 2020 by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.	F-1	333-260507	10.9	October 26, 2021
4.16#†	Credit Agreement, dated February 3, 2020, by and among Valneva Austria GmbH, Valneva SE, Wilmington Trust, National Association and the Lenders, as amended to date.	F-1	333-255155	10.9	April 9, 2021
4.17†	Distribution Agreement (IXIARO), dated November 18, 2020, by and between Bavarian Nordic A/S and Valneva Austria GmbH.	F-1	333-255155	10.1	April 9, 2021
4.18†	Distribution Agreement (DUKORAL), dated November 18, 2020, by and between Bavarian Nordic A/S and Valneva Sweden AB, as amended to date.	F-1	333-255155	10.1	April 9, 2021
4.19	Terms and Conditions Applicable to BSA 27 Equity Warrants and Form of Exercise Notice	F-1	333-255155	10.2	April 9, 2021
4.20†	Settlement Agreement, dated June 15, 2022, by and between Valneva Austria GMBH, Valneva S.E., The Secretary of State for Business, Energy and Industrial Strategy, and The Secretary of State for Health and Social Care.	6-K	001-40377	10.1	August 15, 2022
4.21	Fourth Amendment to Credit Agreement dated January 3, 2022, by and between Valneva Austria GmbH, the Lenders party thereto and Wilmington Trust, National Association	6-K	001-40377	10.2	August 15, 2022
4.22	Fifth Amendment to Credit Agreement dated April 25, 2022 by and between Valneva SE, Valneva Austria GmbH, the Lenders party thereto and Wilmington Trust, National Association	6-K	001-40377	10.3	August 15, 2022
4.23†	Amendment to the Advanced Purchase Agreement dated August 1, 2022, by and between Valneva Austria GmbH and the European Commission	6-K	001-40377	10.4	August 15, 2022
4.24†	Amendment No. 1 to Research Collaboration and License Agreement dated July 14, 2021, by and between Valneva Austria GmbH and Pfizer Inc.	6-K	001-40377	10.5	August 15, 2022
4.25†	Amendment No. 2 to Research Collaboration and License Agreement dated November 10, 2021, by and between Valneva Austria GmbH and Pfizer Inc.	6-K	001-40377	10.6	August 15, 2022
4.26†	Amendment No. 3 to Research Collaboration and License Agreement dated June 19, 2022, by and between Valneva Austria GmbH and Pfizer Inc.	6-K	001-40377	10.7	August 15, 2022
4.27†*	Amendment No. 4 to Research Collaboration and License Agreement dated November 22, 2022, by and between Valneva Austria GmbH and Pfizer Inc.

4.28†*	Distribution Agreement, dated December 15, 2022, by and between Valneva SE and VBI Vaccines Inc.
4.29+	Employee Stock Option Plan 2013	F-1	333-255155	10.1	April 9, 2021
4.30+	Employee Stock Option Plan 2015	F-1	333-255155	10.1	April 9, 2021
4.31+	Employee Stock Option Plan 2016	F-1	333-255155	10.1	April 9, 2021
4.32+	Employee Stock Option Plan 2017	F-1	333-255155	10.2	April 9, 2021
4.33+	Employee Stock Option Plan 2019	F-1	333-255155	10.2	April 9, 2021
4.35+	Free Convertible Preferred Share Plan 2017-2021	F-1	333-255155	10.2	April 9, 2021
4.36+	Free Share Plan 2019-2023	F-1	333-255155	10.2	April 9, 2021
4.37+*	Free Ordinary Share Plan 2022-2025
4.38+*	Special Free Ordinary Share Plan 2022-2025 N°2
4.39+	Phantom Stock Option Plan 2017 and Form of Exercise Notice	F-1	333-255155	10.2	April 9, 2021
4.40+	Phantom Stock Option Plan 2019	F-1	333-255155	10.2	April 9, 2021
4.41+	Phantom Stock Plan 2020	F-1	333-255155	10.2	April 9, 2021
4.42	Sales Agreement, dated as of August 12, 2022, by and between Valneva SE and Jefferies LLC.	6-K	001-40377	1.1	August 15, 2022
8.1	Subsidiaries of the Registrant	F-1	333-255155	21.1	April 9, 2021
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte et Associés, independent registered public accounting firm
15.2*	Consent of PricewaterhouseCoopers Audit, independent registered public accounting firm
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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
VALNEVA SE
By: /s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer
Date: March 30, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and Management Board of Valneva

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Valneva and its subsidiaries (together the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss), comprehensive income (loss), statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2023 expressed an adverse opinion on the Company's internal control over financial reporting because material weaknesses existed.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.
Other Revenues — Significant agreements modifications — Notes 5.3.1 Critical judgements in applying the Group’s accounting policies, 5.3.2 Key sources of estimation uncertainty, 5.5.2 Other revenues, 5.28 Contract liabilities and 5.29 Refund liabilities to the consolidated financial statements
Critical Audit Matter Description
The Company recognized other revenues or reversed previously recognized other revenues with customers, specifically the UK Authority (“UK”), the European Commission (“EC”) and Pfizer, for agreements which have either been terminated or modified. During the twelve months period ended December 31, 2022, other revenues recognized for these modifications to agreements were € 234.1 million, including €169.2 million and €110.8 million related to the Covid-19 Vaccine Supply Agreement with the UK and Covid-19 Advance Purchase Agreement with the EC, respectively, and a reversal of €45.9 million related to the Lyme - Pfizer Collaboration and License Agreement.
The Company previously received advance or milestone payments, which were recognized as contract liabilities or refund liabilities in the prior year's financial statements. Other revenue is only recognized when it is highly probable that it will not reverse in the future. The accounting for these modifications involves a higher level of judgment, particularly as it relates to the interpretation of contractual clauses and remaining performance obligations.
As at December 31, 2022, management assessed that :
•Valneva’s risk of repayment due to residual obligations to the UK was remote;
•Valneva’s risk of reimbursement of the down payments received from the EC was remote.
In addition, as a result of the Lyme-Pfizer Collaboration and License Agreement amendments which occurred in 2022, Management updated the estimated transaction price and assessed it was no longer highly probable that a significant reversal in the amount of revenue recognized would not occur. Therefore, the Company recorded a reversal of the cumulated other revenues previously recognized accordingly.
We identified other revenues on significant agreements modifications as a critical audit matter because of the significant judgments management made to evaluate remaining performance obligations and contractual clauses used to recognize other revenue for modified or terminated agreements. This required extensive audit effort due to the complexity of modified and terminated contracts and a high degree of auditor judgment when performing audit procedures to audit management’s analysis and evaluating the results of those procedures.
How the Critical Audit Matter Was Addressed in the Audit
The audit procedures related to management’s evaluation of remaining performance obligations and contractual clauses used to recognize revenue for modified or terminated contracts included the following, among others:
•evaluating, with professionals with specialized skill and knowledge, the Company’s analysis of the agreements, amendments and termination agreements entered between Valneva and Pfizer, the UK and the EC, including their interpretation of the terms and conditions and their assessment of the accounting treatments for these modifications of agreements.
•assessing the reasonableness of the significant judgments made by management by:
◦Making inquiries of management, and of the Company’s internal legal counsel, to understand the implications of the settlement agreement signed with the UK Government, in relation to the risk of Valneva’s potential repayment obligation;
◦Making inquiries of management and review of Steering Committee minutes, to understand the implications of the Lyme-Pfizer Agreement amendments on the estimate of the transaction price;
◦Involving our legal professionals, who possess the specialized skills and knowledge, to assist in evaluating the Company’s assessment of the legal implications of the use of the down payment made by the Company in connection with the Advance Purchase Agreement between the EC and Valneva and of the termination agreement of the Covid-19 Vaccine Supply Agreement with the UK;
◦Obtaining and analyzing correspondence between the Company and EC and UK, to evaluate management’s assessment in relation to the risk of Valneva’s potential repayment obligation.
•testing the mathematical accuracy of the calculation of the change in transaction price of the Lyme - Pfizer Collaboration and License Agreement.

/s/ Deloitte & Associés /s/ PricewaterhouseCoopers Audit

Bordeaux and Neuilly-sur-Seine, France
March 30, 2023

Deloitte & Associés and PricewaterhouseCoopers Audit have served as the Company’s auditors since 2007 and 2012, respectively.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	1
CONSOLIDATED FINANCIAL STATEMENTS 2022
VALNEVA
A European Company (Societas Europaea) with a Management and a Supervisory Board
Registered offices:
6 rue Alain Bombard, 44800 SAINT-HERBLAIN - France
Nantes Companies Register (RCS) No. 422 497 560
Consolidated financial statements
as at December 31, 2022

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	2

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	3

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	4

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	5

5.34.2 Key management compensation	76
5.34.3 Supervisory Board compensation	76
5.35 Events after the reporting period	76

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	6
1.CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
1.1 Consolidated Statements of Income (Loss)

(In € thousand) (Except per share amounts)	Note	Year ended December 31,
		2022	2021	2020
Product sales	5.4/5.5	114,797	62,984	65,938
Other revenues	5.4/5.5	246,506	285,101	44,383
REVENUES		361,303	348,086	110,321

Cost of goods and services	5.4/5.6	(324,441)	(187,920)	(54,302)
Research and development expenses	5.4/5.6	(104,922)	(173,283)	(84,454)
Marketing and distribution expenses	5.4/5.6	(23,509)	(23,643)	(18,264)
General and administrative expenses	5.4/5.6	(34,073)	(47,606)	(27,539)
Other income and expenses, net	5.4/5.8	12,199	22,976	19,117
OPERATING LOSS		(113,443)	(61,390)	(55,120)

Finance income	5.9	260	249	516
Finance expenses	5.9	(19,054)	(16,964)	(10,738)
Foreign exchange gain/(loss), net	5.9	(12,587)	8,130	173
Result from investments in associates	5.16	9	(5)	(133)
LOSS BEFORE INCOME TAX		(144,815)	(69,979)	(65,302)

Income tax benefit/(expense)	5.10	1,536	(3,446)	909
LOSS FOR THE PERIOD		(143,279)	(73,425)	(64,393)
Losses per share for loss for the period attributable to the equity holders of the Company (expressed in € per share)	5.11
Basic		(1.24)	(0.75)	(0.71)
Diluted		(1.24)	(0.75)	(0.71)
The accompanying Notes form an integral part of these financial statements.
“Foreign exchange gain/(loss), net” was reclassified from the categories “Finance income” and "Finance expenses" for period starting January 1, 2022. The comparable periods were adjusted accordingly to maintain the comparability.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	7
1.2 Comprehensive Income (Loss)

€ in thousand	Note	Year ended December 31,
		2022	2021	2020
Loss for the period		(143,279)	(73,425)	(64,393)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss
Currency translation differences	5.22.1	(73)	(2,877)	2,438
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)	5.30.1	178	205	(78)
Other comprehensive income/(loss) for the year, net of tax		105	(2,672)	2,360
TOTAL COMPREHENSIVE LOSS FOR THE YEAR ATTRIBUTABLE TO THE OWNERS OF THE COMPANY		(143,174)	(76,097)	(62,033)
The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	8
2CONSOLIDATED BALANCE SHEETS

(In € thousand)	Note	As at December 31,
		2022	2021
ASSETS
Non-current assets		196,685	231,520
Intangible assets	5.12	28,711	32,700
Right of use assets	5.13	41,603	48,285
Property, plant and equipment	5.14	112,435	125,545
Investments in associates	5.16	—	2,124
Deferred tax assets	5.10.2	5,637	3,582
Other non-current assets	5.20	8,299	19,282
Current assets		424,660	585,832
Inventories	5.18	35,104	124,098
Trade receivables	5.19	23,912	44,013
Other current assets	5.20	74,079	71,036
Cash and cash equivalents	5.21	289,430	346,686
Assets classified as held for sale	5.16	2,134	—
TOTAL ASSETS		621,344	817,352
EQUITY
Capital and reserves attributable to the Company’s equity holders		219,797	170,581
Share capital	5.22	20,755	15,786
Share premium	5.22	594,043	409,258
Other reserves	5.22.1	55,252	52,512
Retained earnings/(Accumulated deficit)	5.22	(306,974)	(233,549)
Loss for the period		(143,279)	(73,425)
LIABILITIES
Non-current liabilities		124,156	277,791
Borrowings	5.24	87,227	50,726
Lease liabilities	5.13/5.27	28,163	53,687
Contract liabilities	5.28	—	4,741
Refund liabilities	5.29	6,635	158,970
Provisions	5.30	1,320	8,308
Deferred tax liabilities	5.10.2	694	1,290
Other liabilities	5.31	116	69
Current liabilities		277,392	368,979
Borrowings	5.24	11,580	7,107
Trade payables and accruals	5.25	41,491	68,119
Income tax liability		532	83
Tax and Employee-related liabilities	5.26	15,738	17,249
Lease liabilities	5.13/5.27	25,411	3,135
Contract liabilities	5.28	9,411	124,017
Refund liabilities	5.29	136,450	95,611
Provisions	5.30	31,257	48,708
Other liabilities	5.31	5,523	4,950
TOTAL LIABILITIES		401,547	646,771
TOTAL EQUITY AND LIABILITIES		621,344	817,352
The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	9
3    CONSOLIDATED STATEMENTS OF CASH FLOWS

€ in thousand	Note	Year ended December 31,
		2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year		(143,279)	(73,425)	(64,393)
Adjustments for non-cash transactions	5.32	44,070	56,476	37,941
Changes in non-current operating assets and liabilities	5.32	(147,713)	59,353	88,472
Changes in working capital	5.32	1,732	36,127	77,740
Cash generated from operations	5.32	(245,189)	78,532	139,759
Income tax paid		(154)	(1,631)	(2,021)
NET CASH GENERATED FROM OPERATING ACTIVITIES		(245,343)	76,901	137,738

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	5.14	(29,246)	(92,229)	(18,936)
Proceeds from sale of property, plant and equipment	5.32	8	—	—
Purchases of intangible assets	5.12	(76)	(942)	(535)
Proceeds from sale of intangible assets	5.32	—	—	24
Interest received		260	54	107
NET CASH USED IN INVESTING ACTIVITIES		(29,054)	(93,116)	(19,340)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock, net of costs of equity transactions	5.23	189,837	166,614	75
Disposal of treasury shares	5.22.1	—	209	215
Proceeds from borrowings, net of transaction costs	5.24/5.32.2	39,331	859	50,266
Repayment of borrowings	5.24/5.32.2	(1,793)	(1,956)	(21,995)
Payment of lease liabilities	5.13/5.27	(3,048)	(2,805)	(2,111)
Interest paid		(9,211)	(8,417)	(4,711)
NET CASH GENERATED FROM/(USED IN) FINANCING ACTIVITIES		215,116	154,504	21,740

NET CHANGE IN CASH AND CASH EQUIVALENTS		(59,282)	138,288	140,138
Cash and cash equivalents at beginning of the year		346,642	204,394	64,439
Exchange gains/(losses) on cash		(828)	3,960	(183)
Restricted cash	5.21	2,898	44	41
CASH AND CASH EQUIVALENTS AT END OF THE YEAR		289,430	346,686	204,435
The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	10
4    CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In € thousand) (except number of shares)	Note	Number of shares issued	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/ (loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2020		90,943,812	13,642	244,912	45,756	(167,412)	(1,744)	135,153
Total comprehensive income/(loss)		—	—	—	2,360	—	(64,393)	(62,033)
Income appropriation		—	—	—	—	(1,744)	1,744	—
Share-based compensation expense:	5.23
Value of services		—	—	—	4,012	—	—	4,012
Exercises		26,750	4	71	—	—	—	75
Treasury shares		—	—	—	215	—	—	215
BALANCE AS AT DECEMBER 31, 2020		90,970,562	13,646	244,984	52,342	(169,156)	(64,393)	77,422
BALANCE AS AT JANUARY 1, 2021		90,970,562	13,646	244,984	52,342	(169,156)	(64,393)	77,422
Total comprehensive income/(loss)		—	—	—	(2,672)	—	(73,425)	(76,097)
Income appropriation		—	—	—	—	(64,393)	64,393	—
Share-based compensation expense:	5.23
Value of services		—	—	—	2,632	—	—	2,632
Exercises		952,372	143	2,114	—	—	—	2,257
Treasury shares	5.22	(4,025)	(1)	—	209	—	—	209
Issuance of ordinary shares, May 2021	5.22	8,145,176	1,222	88,375	—	—	—	89,597
Issuance of ordinary shares, November 2021	5.22	5,175,000	776	87,199	—	—	—	87,975
Cost of equity transactions, net of tax	5.22	—	—	(13,414)	—	—	—	(13,414)
BALANCE AS AT DECEMBER 31, 2021		105,239,085	15,786	409,258	52,512	(233,549)	(73,425)	170,581

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	11

(In € thousand) (except number of shares)	Note	Number of shares issued	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/ (loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2022		105,239,085	15,786	409,258	52,512	(233,549)	(73,425)	170,581
Total comprehensive income/(loss)		—	—	—	105	—	(143,279)	(143,174)
Income appropriation		—	—	—	—	(73,425)	73,425	—
Share-based compensation expense:	5.23
Value of services		—	—	—	2,635	—	—	2,635
Exercises		2,578,636	387	3,371	—	—	—	3,758
Treasury shares	5.22	—	—	—	—	—	—	—
Issuance of ordinary shares, June 2022	5.22	9,549,761	1,432	89,195	—	—	—	90,627
Issuance of ordinary shares, October 2022	5.22	21,000,000	3,150	99,750	—	—	—	102,900
Cost of equity transactions, net of tax	5.22	—	—	(7,531)	—	—	—	(7,531)
BALANCE AS AT DECEMBER 31, 2022		138,367,482	20,755	594,043	55,252	(306,974)	(143,279)	219,797
The accompanying Notes form an integral part of these financial statements.
5    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.1    General information and significant events of the period
Valneva SE (“the Company”) together with its subsidiaries (the “Group” or “Valneva”) is a company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical needs. The Company takes a highly specialized and targeted approach to vaccine development and then applies its deep understanding of vaccine science to develop prophylactic vaccines addressing these diseases. Valneva has leveraged its expertise and capabilities both to successfully commercialize three vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against chikungunya virus and Lyme disease.
The Group’s portfolio includes three commercial vaccines:
•IXIARO (also marketed as JESPECT), indicated for the prevention of Japanese encephalitis;
•DUKORAL, indicated for the prevention of cholera, and, in some countries, prevention of diarrhea caused by enterotoxigenic Escherichia coli; and
•VLA2001, the only inactivated whole-virus COVID-19 vaccine approved in Europe.
Valneva has operations in Austria, Sweden, the United Kingdom, France, Canada and the United States and over 700 employees.
Valneva SE is a public company listed on the Euronext Paris (symbol: VLA) and on the Nasdaq Global Select Market (symbol: VALN) since May 2021.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	12
List of direct or indirect interests held by the Company:

Name	Country of incorporation	Consolidation method	Interest held as at December 31,
			2022	2021
BliNK Biomedical SAS[1]	FR	Equity method[2]	48.9%	48.9%
Vaccines Holdings Sweden AB	SE	Consolidation	100%	100%
Valneva Austria GmbH	AT	Consolidation	100%	100%
Valneva Canada Inc.	CA	Consolidation	100%	100%
Valneva France SAS	FR	Consolidation	100%	100%
Valneva Scotland Ltd.	UK	Consolidation	100%	100%
Valneva Sweden AB	SE	Consolidation	100%	100%
Valneva UK Ltd.	UK	Consolidation	100%	100%
Valneva USA, Inc.	US	Consolidation	100%	100%
1See Note 5.16
2The investment in BliNK Biomedical SAS was reclassified from “Investments in associates” to “Assets classified as held for sale” as at June 30, 2022.
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
Vaccines Holdings Sweden AB is the holding company of Valneva Sweden AB.
Valneva Austria GmbH (Vienna, Austria) focuses on pre-clinical and clinical development activities of vaccines. The facilities accommodate departments for pre-clinical R&D, technical/clinical product development, quality and regulatory affairs, general and administrative as well as commercial functions. Valneva Austria GmbH commercializes IXIARO, DUKORAL, VLA2001 and third-party products such as FLUCELVAX TETRA, FLUAD, Moskito Guard, RABIPUR and ENCEPUR.
Valneva Canada Inc. (Montreal, Quebec) commercializes IXIARO, DUKORAL and third-party products such as KAMRAB and RABIPUR .
Valneva France SAS (Lyon, France) commercializes IXIARO, DUKORAL and third-party products such as RABIPUR and ENCEPUR.
Valneva Scotland Ltd. (Livingston, Scotland) is primarily involved in the production of IXIARO and Valneva's chikungunya vaccine candidate VLA1553, which is currently in the development phase. Valneva Scotland Ltd. was also involved in the production of VLA2001 prior to suspension of its manufacturing.
Valneva Sweden AB (Solna, Sweden) manufactures DUKORAL and commercializes DUKORAL, IXIARO and third-party products such as Moskito Guard and other vaccines in the Nordic countries. In addition, Valneva Sweden AB provided R&D services and filling services for VLA2001.
Valneva UK Ltd. (based nearby London, United Kingdom) commercializes DUKORAL, IXIARO and third-party products such as RABIPUR in the United Kingdom.
Valneva USA, Inc. focuses on the commercialization of IXIARO to the U.S. military and the U.S. private market.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	13
SIGNIFICANT EVENTS OF THE PERIOD
Impact of COVID-19
The Group has been and could continue to be materially adversely affected by the current COVID-19 pandemic in regions where Valneva has significant manufacturing facilities, concentrations of clinical trial sites, or other business operations. COVID-19 adversely impacted sales of travel vaccines, with travel to endemic areas significantly reduced compared to 2019 (pre-pandemic). DUKORAL and IXIARO are aimed at diseases that primarily threaten travelers to particular regions (e.g. Asia). As a result, sales of these vaccines decreased significantly in 2020 and 2021, adversely impacting the Group’s financial results. Throughout 2022, the COVID emergency rules were relaxed in most parts of the world, resulting in a significant resumption of international travel, albeit not reaching pre-COVID levels. This trend of growing international travel is expected to continue in the new year. The Group's product sales will continue to be affected by the amount of international travel, and Valneva may not be able to complete the development of its vaccine candidates without additional financing if the travel industry does not recover as expected. Valneva continues to closely monitor how the pandemic and related response measures are affecting the Company’s business. Valneva reported cash and cash equivalents of €289.4 million as at December 31, 2022. Although it is difficult to predict future liquidity requirements, the Group’s management considered that the existing cash and cash equivalents as at December 31, 2022 will be sufficient to fund its operations for at least the next 12 months from the authorization of publication of these consolidated financial statements. For details on liquidity risk, see Note 5.2.5.
Impact from COVID-19, including the COVID segment (VLA2001 vaccine development), is described in the following Notes as at December 31, 2022 and for the year ended December 31, 2022:

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	14

Impact from COVID-19	Note
COVID segment	5.1/5.28/5.29
The Company developed VLA2001, a vaccine against the SARS-CoV-2 virus causing COVID-19, which was approved with Emergency Use Authorization from Bahrain in February 2022, with Conditional Marketing Authorization from UK MHRA and received a full Marketing Authorization by EMA in June 2022. Valneva sold 1.25 million doses of VLA2001 to certain countries in the European Commission.
In 2022, Valneva sold 0.5 million doses of VLA2001 to the Kingdom of Bahrain and will sell 0.5 million doses in 2023.
For further information, see Note 5.5.

Capital investments for the manufacturing of VLA2001 were made. Due to the reduced demand for VLA2001, related equipment of €11.9 million, right of use assets of €1.0 million, leasehold improvements of €1.9 million and remaining inventory of €176.9 million were written off as at December 31, 2022. Of the impaired VLA2001 inventory, €159.4 million was written off in 2022. All other COVID equipment will be used within other segments from 2022 onwards.

From 2022 onward COVID is no longer a CGU for the purpose of the impairment test. For more information see Note 5.15.

Revenues from contracts with customers	5.5
Valneva’s total product sales reached €114.8 million in 2022 compared to €63.0 million in 2021, an increase of 82.3%. This was driven by a continued recovery of travel vaccine sales that surpassed expectations, complemented by COVID-19 vaccine sales in Europe and Bahrain (€29.6 million). IXIARO/JESPECT sales were €41.4 million in 2022 compared to €45.1 million in 2021, a decrease of 8.4%, driven by lower sales to the U.S. Department of Defense. This decrease was partly offset by the significant recovery of the private travel markets, with IXIARO/JESPECT private sales reaching €28.8 million in 2022 compared to €7.1 million in 2021. DUKORAL sales were €17.3 million in 2022 compared to €2.4 million in 2021, an increase of 610.3%, also benefitting from the significant recovery in the private travel markets. Third Party product sales grew to €26.5 million in 2022 compared to €15.4 million in 2021, an increase of 72.1%.

Inventories	5.18
While the write-down for IXIARO and DUKORAL which is expected not to be sold before the expiry date was reduced to €2.9 million, COVID-related inventory of €176.9 million was written down as of December 31, 2022.

Trade receivables	5.19	An assessment of expected credit loss resulted in only a minor impact on the Group’s figures.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	15
Effects of climate change on the consolidated financial statements
In preparing the consolidated financial statements, Valneva’s management has considered the impact of climate change. These considerations did not have a material impact on the financial reporting judgements and estimates in 2022, 2021 and 2020.
Significant agreements signed in the periods presented
COVID-19
Authorizations and Emergency Use granted by Health Authorities for Valneva’s inactivated, adjuvanted COVID-19 vaccine, VLA2001 in 2022
In February 2022, the National Health Regulatory Authority (NHRA) of the Kingdom of Bahrain granted an Emergency Use Authorization for VLA2001.
In April 2022, Valneva announced that the Medicines and Healthcare products Regulatory Agency (MHRA) of the United Kingdom (UK) had granted a Conditional Marketing Authorization for VLA2001, for primary immunization in adults 18 to 50 years of age.
In May 2022, Valneva announced that the United Arab Emirates had granted Emergency Use Authorization for VLA2001.
In June 2022, Valneva announced that the European Commission (EC) had granted a marketing authorization for VLA2001 in Europe, for use as primary vaccination in people from 18 to 50 years of age. With this approval, VLA2001 became the first COVID-19 vaccine to receive a standard marketing authorization in Europe. The marketing authorization covers all 28 European Union Member States as well as Iceland, Liechtenstein, and Norway.
Vaccine Supply Agreement with the UK Authority from 2020, its termination in 2021 and Settlement Agreement of 2022
In September 2020, Valneva entered into a supply agreement (the UK Supply Agreement), with the Secretary of State for Business, Energy and Industrial Strategy of the United Kingdom (the UK Authority), pursuant to which Valneva was obligated to develop, manufacture and supply SARS-CoV-2 vaccines to the UK Authority in the United Kingdom of Great Britain and Northern Ireland, including an obligation for Valneva to upgrade its manufacturing facilities in Scotland.
In September 2021, Valneva received notice of the UK Authority’s decision to terminate the UK Supply Agreement, and the termination became effective in October 2021.
In June 2022, Valneva and the UK Authority signed a settlement agreement. The settlement agreement resolves certain matters relating to the obligations of the Company and UK Authority following the termination of the UK Supply Agreement and in relation to the separate agreement relating to clinical trials of VLA2001 in the UK, which remains in place. The Company continues to have certain other obligations pursuant to provisions of the UK Supply Agreement that survive its termination. For more information see Note 5.29.
Advance Purchase Agreement with the European Commission in 2021 and amendment in 2022
In November 2021, Valneva signed an Advance Purchase Agreement (APA) with the European Commission (the EC) to supply up to 60 million doses of VLA2001 over two years. Under the terms of the APA, Valneva was to deliver 24.3 million doses in 2022 (starting in April 2022), subject to approval of VLA2001 by the European Medicines Agency (EMA). The EC had an option to purchase a further 35.7 million doses for delivery in 2023. During 2021, no revenue was recognized, as the deliveries were to start in the second quarter of 2022. Advanced payments of €116.9 million were included as contract liabilities as at December 31, 2021.
In May 2022, Valneva received a notice from the EC of its intent to terminate the APA on the basis of a right to terminate the APA if VLA2001 had not received a marketing authorization from the EMA by April 30, 2022. Based on the terms of the APA, Valneva had 30 days from May 13, 2022, to obtain a marketing authorization, which Valneva did not obtain within this period. Valneva did, however, obtain a marketing authorization in June 2022. Following the receipt of the EC’s notice to terminate the APA, both parties entered into negotiations for a

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	16
remediation plan. In July 2022, the EC and the Company signed an amendment to the APA. Under this amendment the order quantity was reduced to 1.25 million doses of VLA2001 in 2022, with the option to purchase an equivalent quantity later in 2022. In 2022, 1.25 million doses were delivered. Under the terms of the APA, the pre-payments received in connection with the original order volume are not required to be reimbursed. Of the total amount of pre-payments, Valneva recognized €110.8 million as other revenue in 2022.
Kingdom of Bahrain and supply of VLA2001
In November 2021, Valneva and the Kingdom of Bahrain signed an APA for the supply of one million doses of VLA2001. In 2022, 0.5 million doses of VLA2001 were sold and €9.5 million of product sales revenue were recognized accordingly. As at December 31, 2022, accounts receivable and contract liabilities related to this agreement comprised €3.4 million and €3.8 million, respectively (December 31, 2021: accounts receivable: €3.8 million and contract liabilities: €3.8 million).
IDT Biologika GmbH (IDT) – Collaboration for the production of VLA2001
In November 2021, Valneva and IDT Biologika GmbH (IDT) announced their collaboration for the production of VLA2001. Under the collaboration, IDT was to produce VLA2001’s drug substance at its Biosafety Level 3 facilities in Dessau-Roßlau, Germany, in addition to production taking place at Valneva’s manufacturing site in Livingston, Scotland.
In September 2022, Valneva announced the decision to suspend manufacturing of the vaccine and wind-down of VLA2001-related activities in light of the reduced EC order.
In September 2022, Valneva Austria GmbH, Valneva SE (together referred to as Valneva) and IDT agreed to sign a settlement agreement under which they agreed to terminate their VLA2001 collaboration following the delivery of bulk vaccines to Valneva and taking into consideration existing order levels and inventories. Valneva agreed to pay IDT compensation in cash and in kind, in the form of specified equipment purchased by Valneva. As at December 31, 2022, a provision of €0.1 million related to the agreement with IDT (December 31, 2021: advance payments related to the agreement: €16.4 million).

LYME
In April 2020, Valneva signed an agreement with Pfizer (the Collaboration and License Agreement) to co-develop and commercialize the Group’s Lyme disease vaccine candidate (VLA15). This is classified as an agreement with a customer as defined by IFRS 15 guidance on revenue contracts with customers, and accordingly, amounts received or payable by Valneva under the Collaboration and License Agreement are accounted for in the Group’s revenues. The Collaboration and License Agreement included a €116.9 million ($130 million) upfront payment to Valneva received in June 2020. Valneva is obligated to reimburse certain development costs incurred by Pfizer, through completion of the development program, which is expected to finish in 2024. The transaction price according to IFRS 15 was determined taking into consideration Valneva's expected refund obligation relating to its share of the development costs. The agreement includes research and development and service performance obligations for which revenue is recognized over time as well as a license performance obligation for which revenue is recognized at a point in time when Pfizer can benefit and use the license without Valneva's further involvement. The upfront payments, net of estimated refunds have been allocated to the performance obligations in proportion to their standalone selling prices. In addition, Valneva is entitled to receive partial reimbursement of research and development and service costs incurred. In the year ended December 31, 2021, €14.3 million was recognized as other revenues and was primarily related to the services performed. Additionally, as at December 31, 2021, €3.0 million of costs to obtain a contract was included in other non-current assets, and €79.6 million was recognized as discounted refund liabilities.
In June 2022 and in November 2022, Valneva and Pfizer updated the terms of their Collaboration and License Agreement. From May 1, 2022 onward, Valneva will fund 40% of the remaining shared development costs compared to 30% in the initial agreement. Pfizer will pay Valneva tiered royalties ranging from 14% to 22%, compared to royalties starting at 19% in the initial agreement. In addition, Valneva is eligible for up to

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	17
$100 million on the achievement of cumulative sales targets. The payment terms of the development cost reimbursements were also amended. Other future development and early commercialization milestones are $168 million. A development milestone due upon Pfizer’s initiation of the Phase 3 study of $25 million was paid to Valneva in October 2022. In the year ended December 31, 2022, a reversal of €45.9 million was recognized as other revenues and primarily reflects the impact of the reduction in the highly probable portion of the transaction price. As at December 31, 2022, the discounted refund liability amounted to €135.5 million (December 31, 2021: €79.6 million), of which nil (December 31, 2021: €75.2 million) was recognized as a non-current refund liability. €3.7 million of costs to obtain a contract were included in other non-current assets as at December 31, 2022 (December 31, 2021: €3.0 million). For more details, see Note 5.5.2 and Note 5.29.

IXIARO
US Department of Defense (DoD)
In September 2020, the U.S. Department of Defense (DoD) awarded Valneva a new contract for the supply of IXIARO. The terms of the agreement, as subsequently amended in September 2021, included an initial base year followed by two option years, each with a range of minimum and maximum potential orders. The base year had a minimum value of approximately $53 million for 370,000 doses, and the first option year, which the DoD exercised in September 2021, had a minimum value of approximately $28.8 million for 200,000 doses. Valneva also agreed to provide additional inventory to the DoD after September 2023 to mitigate the potential impact of unused stock that may expire. This replacement inventory will be provided free of charge and resulted in a contract liability of $5.2 million (€4.9 million) recognized as at December 31, 2022 (December 31, 2021: $5.4 million; €4.7 million). In August 2022, Valneva announced that DoD had decided not to exercise the second option year of the contract, as DoD considered its existing IXIARO supply adequate to meet current needs.

CHIKUNGUNYA
Coalition for Epidemic Preparedness Innovations (CEPI)
In July 2019, Valneva and Coalition for Epidemic Preparedness Innovations (CEPI) announced a new partnering agreement pursuant to which CEPI will provide Valneva up to $23.4 million for vaccine manufacturing and late-stage clinical development of Valneva's single-dose, live-attenuated vaccine (VLA1553) against chikungunya. In the fourth quarter of 2022, CEPI awarded Valneva an additional amount of $1.2 million.
In January 2021, Valneva and Instituto Butantan, a producer of immunobiological products, announced the signing of definitive agreements for the development, manufacturing and marketing of Valneva’s single-shot chikungunya vaccine candidate, VLA1553, in Low- and Middle-Income Countries (LMICs). This finalization follows the signing of a binding term sheet in May 2020. The collaboration falls within the framework of the $23.4 million funding agreement Valneva signed with CEPI in July 2019. Under the collaboration, Valneva transferred its chikungunya vaccine technology to Instituto Butantan, who will develop, manufacture, and commercialize the vaccine in LMICs. In addition, Instituto Butantan will provide certain clinical and Phase 4 observational studies that Valneva will use to meet regulatory requirements. The agreement includes small upfront and technology transfer milestones. As at December 31, 2022, €3.9 million was recognized as other revenues and €0.7 million was included in contract liabilities (December 31, 2021: €0.8 million included in contract liabilities, and €2.1 million recognised in other revenues in 2021).

FINANCING
In February 2022, Valneva announced that its subsidiary Valneva Scotland was awarded research and development funding of up to £20 million by Scottish Enterprise, Scotland’s national economic development agency. The investment is comprised of two grants which build on the agency’s longstanding engagement with Valneva and will benefit the Company’s manufacturing site in Livingston. The grants were expected to be received over the next three years. In 2022, Valneva received €5.1 million (£4.3 million) under the first grant of

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	18
up to £12.5 million, which would support development related to the manufacture of Valneva’s COVID-19 vaccine. Valneva did not receive any payments in 2022 relating to the second grant of up to £7.5 million, which will support development connected to Valneva’s manufacturing processes for other vaccines. The funds received were classified as current liabilities as at December 31, 2022. Pursuant to the terms of the grants, Valneva could have to repay the funds received if it fails to comply with certain conditions, including conditions relating to employees at the Livingston site. Additionally, in 2020 Scottish Enterprise awarded Valneva Scotland funding of up to £0.9 million for development of the chikungunya vaccine. Of this total amount, €0.5 million (£0.4 million) was received in 2022. The funds received have been classified as current liabilities as at December 31, 2022.
In April 2022, Valneva signed an amendment to increase the principal amount of its existing €54.1 million ($60 million) debt financing agreement with funds managed by leading U.S.-based healthcare investment firms Deerfield and OrbiMed. The original loan agreement was signed in February 2020. The April 2022 amendment provided Valneva immediate access to €18.2 million ($20 million), with an additional $20 million available upon potential approval of VLA2001 by the EMA. This additional $20 million was drawn in September 2022 in the amount of €19.9 million. The increased funding will be used to further invest in research and development projects, including market access preparations for VLA1553. The loan interest rate remains unchanged at 9.95% (equivalent to 10.09% on an annual basis). The interest-only period was extended from the second quarter of 2023 to the third quarter of 2024, and the loan will now mature in the first quarter of 2027 instead of the first quarter of 2026. As at December 31, 2022, €92.3 million ($100.0 million) was drawn down and the carrying amount was €89.2 million ($95.0 million). As at December 31, 2021, €54.1 million ($60.0 million) was drawn down and the carrying amount was €49.7 million ($56.3 million). The loan is secured by substantially all of Valneva’s assets, including its intellectual property, and is guaranteed by Valneva SE and certain of its subsidiaries.
In June 2022, Valneva signed an Equity Subscription Agreement with Pfizer. Pursuant to the Equity Subscription Agreement, Pfizer invested €90.6 million ($95 million) in Valneva, representing 8.1% of Valneva’s then-existing share capital at a price of €9.49 per share. The per share purchase price was determined based on the average closing price of the Company’s shares on Euronext Paris during the 10 trading days preceding the date of the Equity Subscription Agreement. The equity investment closed on June 22, 2022.
In October 2022, Valneva announced the closing of a global offering to specified categories of investors of an aggregate of 21,000,000 new ordinary shares. The net proceeds from the global offering amounted to €95.5 million.
5.2    Summary of significant accounting policies
The principal accounting policies applied in preparing these consolidated financial statements are outlined below. These policies have been consistently applied to all years presented.
5.2.1 Basis of preparation
These 2022 Consolidated Financial Statements have been prepared in accordance with the International financial reporting standards, which comprise IFRS (International Financial Reporting Standards), IAS (International Accounting Standard) and their interpretations, SIC (Standards Interpretations Committee) and IFRIC (International Financial Reporting Interpretations Committee), as issued by the International Accounting Standards Board (“IASB”).
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	19
For ease of presentation, numbers have been rounded and, where indicated, are presented in thousands of Euros. Calculations, however, are based on exact figures. Therefore, the sum of the numbers in a column of a table may not conform to the total figure displayed in the column.
These consolidated financial statements were approved by the Management Board on March 21, 2023 and authorized for issuance by the Supervisory Board on March 22, 2023.
5.2.2 Impact of new, revised or amended Standards and Interpretations
(a)New and amended standards adopted by the Group

Standard - Interpretation – Amendment		Effective Date	Effects
Amendments to IFRS 3, IAS 16, and IAS 37	Reference to the Conceptual Framework, Proceeds before Intended use and Onerous Contracts - Cost of Fulfilling a Contract	January 1, 2022	None
Amendments to IFRS1, IFRS 9, IFRS 16 and IAS 41	Annual Improvements to IFRSs 2018-2020 Cycle	January 1, 2022	None
No IFRS Interpretations Committee's agenda decisions had any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.
(b)New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2022, and not early adopted.
The Group did not elect for early application of the following new standards, amendments and interpretations which were issued by the IASB but not mandatory as at January 1, 2022:
•IFRS 17 including Amendments to IFRS 17 – Insurance contracts
•Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies
•Amendments to IAS 8 – Definition of Accounting Policies
•Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
These standards and amendments are not expected to have a material impact on the entity in the current reporting periods and on foreseeable future transactions.
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	20
Associates
Associates are entities over which the Company has significant influence.
5.2.4 Foreign currency translation
(a)Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Euros which is Valneva SE’s functional and presentation currency.
(b)Transactions and balances
Foreign currency transactions are converted into the functional currency using exchange rates applicable on the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are recognized in the income statement.
(c)Subsidiaries
The results and financial position of all subsidiaries (none of which having the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are converted into the presentation currency as follows:
•assets and liabilities presented for each balance sheet are converted according to the exchange rate valid on the balance sheet date;
•from 2021 onward, income and expenses for each income statement are converted at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are converted on the dates of the transactions). In 2020, income and expenses for each income statement were converted using exchange rates applicable on the dates of the transactions); and
•all resulting exchange differences are recognized as other comprehensive income and are shown as other reserves.
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
(a)Market risk
Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risks arising from various currencies, primarily with respect to the British Pound (GBP), the Canadian Dollar (CAD), the Swedish Krona (SEK) and the US Dollar ($). The foreign exchange risks from the exposure to other currencies, including the Danish Krone,

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	21
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

	Year ended December 31,
(In € thousand)	2022	2021
EUR/$ +10%	13,873	6,818
EUR/$ -10%	(16,956)	(8,334)
EUR/GBP +10%	(6,605)	(11,986)
EUR/GBP -10%	8,073	14,650
EUR/SEK +10%	(2,761)	(2,884)
EUR/SEK -10%	3,374	3,525
EUR/CAD +10%	(616)	(557)
EUR/CAD -10%	753	681
As at December 31, 2022, the increase in the foreign currency exchange risk in $ were mainly caused by a significant increase in intercompany (IC) receivables denominated in $ in Valneva Austria GmbH.
As at December 31, 2022, the decrease in the foreign currency exchange risk in GBP was caused by lower refund liabilities denominated in GBP in Valneva Austria GmbH relating to the COVID-19 vaccine program (see Note 5.1).
As at December 31, 2022, there are no material changes in the foreign currency exchange risk in SEK, which is in line with the stable level of IC receivables within the group denominated in SEK.
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
Borrowings issued at variable rates expose the Group to cash flow interest rate risks, which are offset by cash and financial assets held at variable rates. During 2022, as well as 2021 and 2020, the Group’s investments at variable rates, as well as the borrowings at variable rates, were denominated in €, SEK, $, CAD and GBP.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	22
The Group analyzes its interest rate exposure on a dynamic basis. Based on this analysis, the Group calculates the impact on profit and loss of a defined interest rate change. The same interest rate change is used for all currencies. The calculation only includes investments in financial instruments and cash in banks that represent major interest-bearing positions. As at December 31, 2022 and December 31, 2021, no material interest risk was identified. In case of increasing interest rates the positive effect from cash in banks will be higher than the negative effect from variable interest-bearing liabilities; in case of decreasing interest rates there will be no material negative impact.
(b)Credit risks
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
(c)Liquidity risks
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
Although it is difficult to predict future liquidity requirements, the Group considers that the existing cash and cash equivalents as at December 31, 2022 will be sufficient to fund the operations for at least the 12 months from the date of authorization for issuance of these consolidated financial statements. For the existing loan agreement with covenants, amendments were agreed to reduce the minimum liquidity covenant and the minimum revenue covenant to prevent a breach of the covenants (see Note 5.24.1).
The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	23

AS AT 31 DECEMBER, 2021 (In € thousand)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 10 years	Between 10 and 15 years	Over 15 years	Total
Borrowings	7,121	48,560	20,534	1,765	—	—	77,980
Lease liabilities	4,060	29,011	5,761	12,798	9,928	1,905	63,464
Refund liabilities	101,070	132,355	55,000	12,720	—	—	301,145
Trade payables and accruals	68,119	—	—	—	—	—	68,119
Tax and employee-related liabilities[3]	10,101	—	—	—	—	—	10,101
Other liabilities	27	25	—	—	—	—	52
	190,499	209,952	81,295	27,282	9,928	1,905	520,861

3Social security and other tax payables are excluded from the tax and employee-related liabilities balance, as this analysis is required for financial instruments only.

AS AT 31 DECEMBER, 2022 (In € thousand)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Between 5 and 10 years	Between 10 and 15 years	Over 15 years	Total
Borrowings	11,629	74,815	44,859	939	—	—	132,242
Lease liabilities	26,674	5,915	5,706	11,620	9,568	80	59,563
Refund liabilities	140,098	—	7,000	—	—	—	147,098
Trade payables and accruals	41,491	—	—	—	—	—	41,491
Tax and employee-related liabilities[3]	10,778	—	—	—	—	—	10,778
Other liabilities	87	—	—	—	—	—	87
	230,756	80,731	57,565	12,559	9,568	80	391,260
3Social security and other tax payables are excluded from the tax and employee-related liabilities balance, as this analysis is required for financial instruments only.

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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	24
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
5.3 Critical accounting judgements and key sources of estimation uncertainty
In applying the Group’s accounting policies, which are described in Note 5.2: Summary of significant accounting policies, management is required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognised and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
5.3.1 Critical judgements in applying the Group’s accounting policies
The following are the critical judgements, apart from those involving estimations (which are presented separately below), that management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognised in financial statements:
•Note 5.5.2 and Note 5.29: Revenue recognition of other revenues/refund liabilities: management’s judgement is required to determine the identification and separation of performance obligations (especially when determining whether the license is distinct, which is the case when the customer can benefit from the license without further involvement), the determination of the transaction price (including the judgement of payables to customers), and allocation of the transaction price to the performance obligations on relative standalone selling price. The standalone selling price is sometimes not available or is based on hard-to-value intangible assets, so various valuation techniques are used. In addition, management’s judgement is required regarding whether revenue from collaborations, licensing and service agreements is recognized over time or at a point in time. Revenue is only recognized when it is highly likely that it will not reverse in future, and this is a judgement required from management. In particular, Note 5.5.2 underlines the judgements made in applying accounting policies for the first three items in the context of the terminations of:
–the UK Supply Agreement;
–the EC APA;
–the strategic alliance agreements (SAA) with GlaxoSmithKline (GSK) terminated in 2019; and
–the Research Collaboration and License Agreement with Pfizer and several amendments thereto;
•Notes 5.8 and 5.31: Other income/Other liabilities: The Group receives funding from CEPI, which includes performance obligations and refund obligations. Management’s judgement is required to determine whether such components of an agreement are revenues from customers or fall within the standard of accounting for government grants. CEPI is a global partnership between public, private, philanthropic, and civil society organizations. Because CEPI is a non-governmental organization and acts in the way a government organization would, it was accounted for under IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance). In addition, the valuation of the various components required Management’s judgement;

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	25
•Note 5.13: Lease term: When determining lease terms, the Group makes judgements regarding whether it is reasonably certain that it will exercise renewal or early termination options.
5.3.2 Key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty in the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:
•Note 5.5.1: Revenue recognition of product sales: estimate of expected returns and replacements, and supply of products free of charge;
•Note 5.5.2: Other revenues: likelihoods for refund liabilities and for revenue recognition in accordance with the actual costs compared to the budget;
•Notes 5.8 and 5.31: Other income/other liabilities: estimates of income recognized and repayments from grants, measured according to cost incurred compared to the budget;
•Note 5.10: Recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized and whether sufficient evidence is provided for entities;
•Note 5.12: Intangible assets: Amortization period of development expenditures and acquired technologies. The most significant criteria considered for the determination of the useful life include the patent life as well as the estimated period when Valneva can benefit from this intangible asset. These assumptions are considered to be a key source of estimation uncertainty as relatively small changes in the assumptions used may have a significant effect on the Group’s financial statements within the next year;
•Note 5.14: Property, plant and equipment: Depreciation period - assessment of useful life;
•Note 5.15 Impairment test of intangible, tangible assets and right of use assets: key assumptions underlying recoverable amounts. Budgets comprise forecasts of revenue, staff costs and overheads based on current and anticipated market conditions that have been considered and approved by the Management Board. The revenue projections are inherently uncertain due to the short-term nature of the business and unstable market conditions. If the Group does not successfully develop vaccine candidates and receive regulatory approval, or if Valneva fails to successfully manufacture or commercialize vaccine candidates if approved, an impairment may be required. For the main estimates and sensitivities related to the impairment test regarding the CGU, see Note 5.15;
•Note 5.18: Write-down analysis for inventories: For the assessment of write-down of raw material the current production plans have been taken into account. Raw material which will not be used before expiry date was written down. For this assessment the status of the expiry dates as of the balance sheet date was used. For the assessment of write-downs of work in progress, finished goods and purchased goods, the forecasted sales plans for 2023 and a minimum shelf life at the time of the most current sales expectation have been taken into account. In addition, those inventories have been assessed on the likelihood of the release of those products. Given the significant changes to the ordered volumes of VLA2001 and the expected future demand, the related inventory which is not expected to be used before expiry date was written off;
•Note 5.23: Share-based payments and related expected employer contribution costs: assumption for fair value determination as well as the determination of accelerated vesting in the event of a change of control (as considered remotely);
•Note 5.29: Refund liabilities: (1) As at December 31, 2022, for the royalty obligation under the UK Supply Agreement, the likelihood for this future obligation was assessed as remote. (2) As at December 31, 2022, management has assessed the likelihood of the repayment obligation under the UK Supply Agreement from the UK Authority for funding of certain capital expenditures as remote. (3) In 2022, the recognition and classification of the refund obligation related to Pfizer following the amendments of the

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	26
Research Collaboration and License Agreement were reassessed. (4) As at December 31, 2022, management has assessed the likelihood of the repayment of advance payments received under the Advance Purchase Agreement with the European Commission as remote;
•Notes 5.30 and 5.33: Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources. In estimating the provision for onerous contracts, management made assumptions regarding the likelihood of termination costs for certain agreements.
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
When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
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
•Note 5.17: financial instruments; and
•Note 5.23: share-based payment arrangements.
5.4 Segment information
The Company’s Management Board, as its chief operating decision maker, considers the operational business from a product rather than geographic perspective and has identified four reportable segments. Key performance indicators include revenue and operating profitability.
The individual segments consist of the following:
•“Commercialized products” (marketed vaccines, currently the Group’s vaccines IXIARO and DUKORAL as well as third-party products)
•“COVID” (development, manufacturing, and distribution related to VLA2001)
•“Vaccine candidates” (proprietary research and development programs aiming to generate new products in order to generate future cash flows from product sales or from commercialization through partnering with pharmaceutical companies, excluding the COVID-19 vaccine candidate, which is presented separately). With the transfer of the license of Valneva’s Lyme vaccine candidate VLA15 to Pfizer in December 2020, all related revenues and costs were moved from the “Vaccine candidates” segment to the “Technologies and services” segment.
•“Technologies and services” (services and inventions at the commercialization stage, i.e. revenue generated through collaborations, service, and licensing agreements). With the transfer of the license of

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	27
Valneva’s VLA15 Lyme vaccine candidate to Pfizer in December 2020, all related revenues and costs were moved from the “Vaccine candidates” segment to the “Technologies and services” segment.

5.4.1 Income statement by segment
Income statement by segment for the year ended December 31, 2020

(In € thousand)	Commer-cialized products	COVID	Vaccine candidates	Techno-logies and services	Corporate Overhead	Total
Product sales	65,938	—	—	—	—	65,938
Other revenues	1	—	31,604	12,779	—	44,383
REVENUES	65,939	—	31,604	12,779	—	110,321
Cost of goods and services	(41,830)	—	(3,305)	(9,167)	—	(54,302)
Research and development expenses	(2,711)	(18,962)	(62,140)	(640)	—	(84,454)
Marketing and distribution expenses	(17,554)	—	(638)	(72)	—	(18,264)
General and administrative expenses	(13,412)	(2,374)	(7,781)	(2,274)	(1,697)	(27,539)
Other income and expenses, net	1,101	1,578	14,073	117	2,248	19,117
OPERATING PROFIT/(LOSS)	(8,466)	(19,759)	(28,189)	743	551	(55,120)

Income statement by segment for the year ended December 31, 2021

(In € thousand)	Commer-cialized products	COVID	Vaccine candidates	Techno-logies and services	Corporate Overhead	Total
Product sales	62,984	—	—	—	—	62,984
Other revenues	18	253,314	3,257	28,512	—	285,101
REVENUES	63,002	253,314	3,257	28,512	—	348,086
Cost of goods and services	(40,017)	(122,843)	—	(25,061)	—	(187,920)
Research and development expenses	(2,094)	(113,907)	(53,181)	(4,101)	—	(173,283)
Marketing and distribution expenses	(18,455)	(1,182)	(3,811)	(194)	—	(23,643)
General and administrative expenses	(6,102)	(23,003)	(8,323)	(5,495)	(4,684)	(47,606)
Other income and expenses, net	2,196	11,546	7,033	2,458	(257)	22,976
OPERATING PROFIT/(LOSS)	(1,469)	3,927	(55,025)	(3,881)	(4,941)	(61,390)

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	28
Income statement by segment for the year ended December 31, 2022

(In € thousand)	Commer-cialized products	COVID	Vaccine candidates	Techno-logies and services	Corporate Overhead	Total
Product sales	85,228	29,568	—	—	—	114,797
Other revenues	23	280,010	5,565	(39,091)	—	246,506
REVENUES	85,251	309,578	5,565	(39,091)	—	361,303
Cost of goods and services	(46,475)	(267,113)	(1,112)	(9,742)	—	(324,441)
Research and development expenses	(1,067)	(72,762)	(29,907)	(1,186)	—	(104,922)
Marketing and distribution expenses	(13,107)	(2,773)	(7,334)	(57)	(238)	(23,509)
General and administrative expenses	(5,137)	(19,392)	(3,910)	(1,919)	(3,715)	(34,073)
Other income and expenses, net	105	9,625	4,811	1,111	(3,454)	12,199
OPERATING PROFIT/(LOSS)	19,570	(42,836)	(31,888)	(50,884)	(7,406)	(113,443)
5.4.2 Geographical segments
In presenting information on the basis of geographical segments, segment revenue is based on the final location where Valneva’s distribution partner sells the product or where the customer/partner is located. Segment assets are based on the geographical location of the assets.
Product sales per geographical segment

(In € thousand)	Year ended December 31,
	2022	2021	2020
United States	21,992	40,339	36,414
Canada	18,904	4,226	8,965
Austria	13,749	9,341	3,333
United Kingdom	10,901	2,707	1,847
Nordics	8,560	2,436	2,866
Germany	20,341	726	7,060
France	2,625	999	734
Other Europe	6,245	2,076	1,334
Rest of World	11,480	134	3,384
PRODUCT SALES	114,797	62,984	65,938
Nordics includes Finland, Denmark, Norway and Sweden.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	29
Non-current operating assets per geographical segment

(In € thousand)	As at December 31,
	2022	2021
United States	64	66
Canada	183	239
Austria	52,199	61,237
Nordics	40,250	53,020
United Kingdom	84,843	87,387
Other Europe	5,211	4,582
NON-CURRENT ASSETS	182,749	206,531
Non-current operating assets for this purpose consist of intangible assets, right of use assets and property, plant and equipment. The main non-current operating assets are allocated to sites where production and research and development activities take place. Sales activities by distribution sites do not require major non-current operating assets. Revenues are structured according to the location of the final customer. In some countries there are customers, but no assets.
5.4.3 Information about major customers
Product sales to the largest customer amounted to €16.0 million in 2022 (2021: €41.8 million, 2020: €33.8 million). Other revenues from the largest customer amounted to €169.2 million in 2022 (2021: €253.3 million, 2020: two largest customers with revenues €31.6 million and €7.5 million). There were no further customers with a contribution exceeding 10% of the annual revenue.
5.5 Revenues from contracts with customers
Within the Group the following revenue streams were identified:
a.Product Sales
b.Other revenues
5.5.1 Product sales
The Group’s product sales contracts generally include one nature of performance obligation. Revenue is recognized at the point in time when the identified performance obligation is transferred to the customer, so when the customer obtains control over the goods at the time of shipment or when the product is received by the customer, depending on the terms of the agreement, which generally happen within few days. Sales contracts with retailers and with the Department of Defense (DoD) in the United States are shown as "direct product sales", whereas sales to distributors are reported as "indirect sales - sales through distributors".
Sales channels
Commercialized products (without VLA2001 product sales) are sold via the following sales channels:

(In € thousand)	Year ended December 31,
	2022	2021	2020
Direct product sales	75,968	60,325	54,160
Indirect product sales (Sales through distributors)	9,260	2,678	11,778
TOTAL PRODUCT SALES	85,228	63,002	65,938
Some of the Group’s product sales agreements include retrospective rebates, charge-back clauses, discounts and under certain conditions return rights which give rise to variable consideration under IFRS 15. The constraint on variable consideration (expected rebates, discounts and considerations for product returns) are

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	30
taken into account and recognized on an accrual basis and reported as refund liabilities or as contract liabilities (for replacement doses) in the consolidated balance sheet.
In most cases, Valneva sells the products through retailers. When more than one party is involved in providing or distributing goods or services, the standard requires an entity to determine whether itself and its retailers are principals or agents in these transactions by evaluating the nature of its promises to the customer. An entity is a principal if it controls a promised good or service before transferring that good or service to the customer. An entity is an agent if its role is to arrange for another entity to provide the goods or services. Indicators that control has been transferred are that a) the retailer is primarily responsible for fulfilling the promise to its customers, b) the retailer has inventory risk, and c) the retailer has discretion in establishing the price for the sale to its customers. One of Valneva’s retailers has extensive rights to return and consequently no inventory risk and does not have the power to establish the price for the sales to its customers. Therefore, this retailer acts as agent rather than as principal. All of Valneva’s other retailers act as principal. While revenues to principals are recognized when the control is transferred to the principals, revenue from product sales to agents are recognized when the control is transferred to the final customer, when the goods are delivered to the final customer. Distribution costs and other amounts payable to customers are deducted from revenue for principals, and costs paid to agents are recognized as “Marketing and distribution expenses”.
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
5.5.2 Other revenues
The Group generates other revenues for its product candidates and proprietary technologies. The contracts in place often include several different promised goods or services such as research licenses, commercial licenses and further R&D services. The terms of such agreements include license fees received as initial fees, annual license maintenance fees and fees to be paid upon achievement of milestones, as well as license option fees and fees for the performance of research services. In addition, the Group’s licensing arrangements generally provide for royalties payable on the licensee’s future sales of products developed within the scope of the license agreement. Revenue recognized due to the termination of agreements is recognized in other revenues.
The Group’s license contracts in place provide distinct right to use licenses, and therefore the revenue is recognized at the point in time at which the licensee is able to direct the use of and benefit from the license. The consideration for licensing contracts may consist of fixed and variable parts. In case of right-to-use licenses, the fixed part of the consideration is recognized at the point in time when the licensee is able to direct the use and benefit from the license. For any variable consideration, revenue is recognized at the point in time when the variable consideration constraint is removed.
Revenue for research and development services within the Group’s contracts currently in place is recognized over time. The progress is measured on an input basis (costs incurred related to total costs expected). This input method is considered an appropriate measure of the progress towards complete satisfaction of these performance obligations under IFRS 15.
Variable considerations are included in revenues only to the extent that it is highly probable that a significant reversal in the amount of the cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At the end of each reporting period, the Group updates the estimated transaction price and its assessment of whether an estimate of variable consideration is constrained. Amounts allocated to a satisfied performance obligation are recognized as revenue, or as a reduction of revenue, in the period in which a change in estimate of variable consideration occurs. Revenues from license royalties are recognized when the underlying product sales occur.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	31
Vaccine Supply Agreement with the UK Authority
The UK Supply Agreement required the UK Authority to pay non-refundable advance payments to fund certain manufacturing-related expenses over the life of the project, and as at December 31, 2021, Valneva had received an aggregate of £369.7 million (€420.6 million) under the UK Supply Agreement. Valneva received no additional funds from the UK Authority in 2022.
For more information, see Note 5.1.
As at December 31, 2021, the impact of the termination of the UK Supply Agreement was assessed. Payments received, where the likelihood of repayment is remote, totaled €253.3 million and were recognized as revenue in 2021. For amounts with uncertainties and a repayment likelihood which was more than remote, a refund liability of €166.9 million was recognized for the royalty on sales and certain other obligations which survive the termination of the UK Supply Agreement.
In June 2022, Valneva and the UK Authority signed a settlement agreement (refer to Note 5.1).
As at December 31, 2022,Valneva’s repayment obligations to the UK Authority were assessed to be remote. Therefore, no refund liability was accounted for as at December 31, 2022, and other revenue in the amount of €169.2 million (of which €80.0 million related to the capex obligation and €89.2 million related to the royalty obligation) was recognized in 2022. Revenue was reported as other Revenues as it was due to the termination of the agreements.
Valneva will update this estimate of the refund liability in accordance with IFRS 15.55 on every balance sheet date going forward.
For more detailed information, see Notes 5.30.2 and 5.18.
Advance Purchase Agreement with the European Commission
The EC APA was amended in July 2022 to reduce the amount of doses of VLA2001 ordered. For more information, refer to Note 5.1. At the time of the amendment, Valneva had received advance payments for the original order volume. Per the terms of the EC APA, Valneva is not obligated to repay any amount of such advance payments that had already been spent or committed. As of December 31, 2022, Valneva had fulfilled its remaining performance obligations under the contract and assessed that the risk of reimbursement of the advance payments was remote. Accordingly, the contract liability was released in full to revenue, including €6.0 million attributed to product sales (as partial advance payment for delivery of 1.25 million doses of VLA2001) and €110.8 million attributed to other revenue from contracts with customers. Therefore, product sales present the part directly related to vaccines sale with the original dose price according to the agreement.
Lyme - Pfizer Collaboration and License Agreement
In April 2020, Valneva signed the Collaboration and License Agreement with Pfizer to co-develop and commercialize the Group’s Lyme disease vaccine candidate (VLA15). For more information, refer to Note 5.1. This is classified as an agreement with a customer as defined by IFRS 15 guidance on revenue contracts with customers, and accordingly, amounts received or payable by Valneva under the Collaboration and License Agreement are accounted for in the Group’s revenues.
In 2020 the performance obligations (PO) in the agreement were identified and the constrained transaction price (highly probable consideration amount) was estimated and allocated to the PO. The identified three PO's were: a) License (including normal tech-transfer), b) Equipment, c) R&D works (for Phase 2 and additional Phase 2 studies) and additional support services. The upfront payment received, net of initial estimate of refunds, representing €34.1 million was allocated to those three PO in the proportion of 73.8%, 0.5% and 25.8%, respectively, in line with their stand-alone selling prices. Whereas the first two PO have been recognized as point in time, the R&D works and additional services is recognized over time. Valneva is entitled to receive partial reimbursement of research and development and support service costs incurred. These reimbursements are recognized as service revenue as research and development and support services work is performed. In 2021 and 2022 several amendments to the transaction price were made via amendments to the Collaboration and License Agreement as described in Note 5.1 and resulted in a reduction to the constrained (i.e. highly

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	32
probable) transaction price, reflecting an increase in expected payments to customer related to Valneva’s contribution to Pfizer’s future development costs. The resulting reduction in transaction price was again allocated to the three PO's mentioned above and allocated in the same percentages as above.
In addition, Valneva considered the constraint to determine if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Valneva considered that it is no longer highly probable that it will be entitled to the consideration as payments to customers might further increase in the future. Therefore, the remaining cumulated revenue as of December 31, 2022 was reversed.
The following table summarizes revenue recognized on the Pfizer agreements:

(In € thousand)	2020	2021	2022	Total since inception
License incl. normal tech-transfer	25,173	(1,613)	(40,060)	(16,500)
Equipment for large scale	—	177	(277)	(100)
R&D work (for Phase 2 and additional phase 2 studies) and additional support services - including reimbursements received related directly to this PO	6,431	15,701	(5,532)	16,600
TOTAL revenue recognized	31,604	14,265	(45,869)	—
The revenue reversal of €45.9 million in 2022 is primarily caused by a change in transaction price, reflecting an increase in Valneva’s expected contributions to funding of development costs to be incurred by Pfizer.
While the License and Equipment PO's were fulfilled in prior periods, the R&D works and additional services are ongoing until 2024 and will satisfy the performance obligation over time. During this period Valneva will fund 40% of the remaining shared development costs. Items not included in the transaction price as of December 31, 2022 are (i) $143 million of early commercialization milestones, (ii) royalties, ranging from 14% to 22%, and (iii) $100 million of sales milestones which will be recognized when they occur.
As at December 31, 2022, the discounted refund liability amounted to €135.5 million (December 31, 2021: €79.6 million), of which nil (December 31, 2021: €75.2 million) was recognized as a non-current refund liability. €3.7 million of costs to obtain a contract were included in other non-current assets as at December 31, 2022 (December 31, 2021: €3.0 million). For more details, see Note 5.29.
5.5.3 Disaggregated revenue information
Revenues as presented in the Consolidated Income Statement and in the Segment Reporting (see Note 5.4) include both revenues from contracts with customers and other revenues (mainly subleases), which are out of scope from IFRS 15:

YEAR ENDED DECEMBER 31, 2020 (In € thousand)	Commercialized products	COVID	Vaccine candidates	Technologies and services	Total
Product sales	65,938	—	—	—	65,938
Other revenue from contract with customers	—	—	31,604	11,814	43,419
Other non-IFRS 15 revenue	—	—	—	965	965
REVENUES	65,938	—	31,604	12,779	110,321

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	33

YEAR ENDED DECEMBER 31, 2021 (In € thousand)	Commercialized products	COVID	Vaccine candidates	Technologies and services	Total
Product sales	62,984	—	—	—	62,984
Other revenue from contract with customers	18	253,314	3,257	27,613	284,202
Other non-IFRS 15 revenue	—	—	—	899	899
REVENUES	63,002	253,314	3,257	28,512	348,086

YEAR ENDED DECEMBER 31, 2022 (In € thousand)	Commercialized products	COVID	Vaccine candidates	Technologies and services	Total
Product sales	85,228	29,568	—	—	114,797
Other revenue from contract with customers	23	280,010	5,565	(39,888)	245,709
Other non-IFRS 15 revenue	—	—	—	797	797
REVENUES	85,251	309,578	5,565	(39,091)	361,303

The Group’s revenues from contracts with customers are disaggregated as follows:
Type of goods or service

YEAR ENDED DECEMBER 31, 2020 (In € thousand)	Commercialized products	COVID	Vaccine candidates	Technologies and services	Total
IXIARO®	48,480	—	—	—	48,480
DUKORAL®	13,300	—	—	—	13,300
Third party products	4,158	—	—	—	4,158
Lyme VLA15	—	—	31,604	—	31,604
Services related to clinical trial material	—	—	—	7,997	7,997
Others	—	—	—	3,817	3,817
REVENUES FROM CONTRACTS WITH CUSTOMERS	65,939	—	31,604	11,814	109,357

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	34

YEAR ENDED DECEMBER 31, 2021 (In € thousand)	Commercialized products	COVID	Vaccine candidates	Technologies and services	Total
IXIARO®	45,118	—	—	—	45,118
DUKORAL®	2,444	—	—	—	2,444
Third party products	15,440	—	—	—	15,440
COVID VLA2001	—	253,314	—	—	253,314
Chikungunya VLA1553	—	—	3,257	—	3,257
Lyme VLA15	—	—	—	14,265	14,265
Services related to clinical trial material	—	—	—	10,001	10,001
Others	—	—	—	3,346	3,346
REVENUES FROM CONTRACTS WITH CUSTOMERS	63,002	253,314	3,257	27,613	347,186

YEAR ENDED DECEMBER 31, 2022 (In € thousand)	Commercialized products	COVID	Vaccine candidates	Technologies and services	Total
IXIARO®	41,371	—	—	—	41,371
DUKORAL®	17,335	—	—	—	17,335
Third party products	26,545	—	—	—	26,545
COVID VLA2001	—	309,578	—	—	309,578
Chikungunya VLA1553	—	—	5,565	—	5,565
Lyme VLA15	—	—	—	(45,869)	(45,869)
Services related to clinical trial material	—	—	—	3,205	3,205
Others	—	—	—	2,776	2,776
REVENUES FROM CONTRACTS WITH CUSTOMERS	85,251	309,578	5,565	(39,888)	360,506

The revenues within the vaccine candidates segment in 2020 related to the Lyme vaccine candidate and amounted to €31.6 million, whereas in 2021 the revenues amounted to €3.3 million related to the newly signed chikungunya vaccine collaboration with Instituto Butantan. As the Lyme vaccine candidate was outlicensed to Pfizer by the end of 2020, revenue from this vaccine candidate is included in the Technologies and Services segment from 2021 onward.
In 2021 revenues in the COVID segment of €253.3 million are related to the termination of the UK agreement. For more detail see further above within this Note. Revenues from technologies and services amounted to €27.6 million, compared to €11.8 million in 2020. In 2021 this revenue included €14.3 million from the collaboration with Pfizer related to the Lyme vaccine candidate.
In 2022, revenues in the COVID segment were €309.6 million. Thereof €29.6 million related to VLA2001 product sales, €169.2 million related to the termination of the UK agreement and €110.8 million related to the termination of the EC APA agreement. For more detail see further above within this Note. Negative revenues from technologies and services amounted to €39.9 million and included a reversal of revenue of €45.9 million from amendments of the Collaboration and License Agreement with Pfizer. For more details see Note 5.5.2.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	35
Geographical markets

YEAR ENDED DECEMBER 31, 2020 (In € thousand)	Commercialized products	COVID	Vaccine candidates	Technologies and services	Total
United States	36,414	—	31,604	341	68,359
Canada	8,965	—	—	—	8,965
Austria	3,333	—	—	6,928	10,261
United Kingdom	1,848	—	—	1,038	2,886
Nordics	2,866	—	—	5	2,871
Germany	7,060	—	—	200	7,260
France	712	—	—	907	1,620
Other Europe	1,356	—	—	1,465	2,821
Rest of World	3,384	—	—	930	4,314
REVENUES FROM CONTRACTS WITH CUSTOMERS	65,939	—	31,604	11,814	109,357

YEAR ENDED DECEMBER 31, 2021 (In € thousand)	Commercialized products	COVID	Vaccine candidates	Technologies and services	Total
United States	40,339	—	—	14,452	54,791
Canada	4,226	—	—	—	4,226
Austria	9,341	—	—	8,376	17,718
United Kingdom	2,721	253,314	—	40	256,075
Nordics	2,440	—	—	—	2,440
Germany	726	—	—	240	966
France	999	—	—	280	1,279
Other Europe	2,076	—	—	2,930	5,006
Rest of World	134	—	3,257	1,294	4,684
REVENUES FROM CONTRACTS WITH CUSTOMERS	63,002	253,314	3,257	27,613	347,186

YEAR ENDED DECEMBER 31, 2022 (In € thousand)	Commercialized products	COVID	Vaccine candidates	Technologies and services	Total
United States	21,992	—	—	(45,795)	(23,803)
Canada	18,904	—	—	—	18,904
Austria	11,330	7,347	—	2,433	21,109
United Kingdom	10,901	169,188	—	1,040	181,129
Nordics	7,096	4,916	—	—	12,012
Germany	4,328	64,031	—	170	68,529
France	2,644	42,617	—	1,263	46,525
Other Europe	6,084	11,923	—	733	18,740
Rest of World	1,972	9,556	5,565	268	17,360
REVENUES FROM CONTRACTS WITH CUSTOMERS	85,251	309,578	5,565	(39,888)	360,506

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	36
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
5.6 Expenses by nature
The consolidated income statement line items cost of goods and services, research and development expenses, marketing and distribution expenses and general and administrative expenses include the following items by nature of cost:

€ in thousand	Notes	Year ended December 31,
		2022	2021	2020
Consulting and other purchased services		141,631	169,158	65,212
Cost of services and change in inventory		190,086	105,648	10,778
Employee benefit expense other than share-based compensation	5.7	56,393	85,334	58,264
Share-based compensation expense	5.7	(5,215)	14,678	6,328
Raw materials and consumables used		12,723	14,676	12,434
Depreciation and amortization and impairment	5.12/5.13/ 5.14	44,285	14,281	9,939
Building and energy costs		14,696	10,960	8,140
Supply, office and IT costs		11,739	7,409	3,333
License fees and royalties		6,830	4,865	4,384
Advertising costs		7,343	2,176	2,496
Warehousing and distribution costs		1,898	1,419	1,898
Travel and transportation costs		2,208	538	529
Other expenses		2,329	1,309	822
OPERATING EXPENSES		486,945	432,452	184,558
The increase in operating expenses of €54.5 million in 2022 compared to 2021 primarily resulted from the write-down of COVID-19 vaccine inventory as well as increased depreciation charges of fixed assets including the impairment of idle manufacturing equipment. This was partially offset by a reduction of employee-related expenses including non-cash income from the revaluation of share-based compensation programs resulting from a year-over-year reduction of Valneva’s share price (see Note 5.5.2).

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	37
Principal Accountant Fees and Services:

€ in thousand	Year ended December 31,
	PricewaterhouseCoopers				Deloitte & Associés
	2022	%	2021	%	2022	%	2021	%
Audit fees	1,891	99%	1,122	91%	1,678	99%	1,113	93%
provided by the statutory auditor	1,386	—	937	—	1,376	—	939	—
provided by the statutory auditor's network	505	—	185	—	302	—	174	—
Audit-related Fees	0	—	90	7%	13	1%	85	7%
provided by the statutory auditor	0	—	85	—	13	—	85	—
provided by the statutory auditor's network	0	—	5	—	0	—	0	—
Tax Fees	25	1%	25	2%	0	—	0	—
provided by the statutory auditor's network	25	—	25	—	0	—	0	—
All Other Fees	0	—	0	—	0	—	0	—
Total	1,916	100%	1,238	100%	1,691	100%	1,199	100%
In 2022 and 2021 audit-related fees comprised mainly the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.
5.7 Employee benefit expense
Employee benefit expenses include the following:

(In € thousand)	Year ended December 31,
	2022	2021	2020
Salaries	57,272	47,717	38,515
Social security contributions	(3,035)	35,923	18,555
Share-based compensation expense	(5,215)	14,678	6,328
Training and education	840	603	351
Other employee benefits	1,317	1,091	842
TOTAL EMPLOYEE BENEFIT EXPENSE	51,178	100,012	64,592
The social security contributions included an income of €23.2 million resulting from the release of the provision of employer contribution charges on share-based payment programs due to the reduction in the share price. This provision changed from €26.5 million (2020: €7.4 million) for the year ended December 31, 2021 to €3.3 million for the year ended December 31, 2022.
During 2022, the Group had an average of 778 employees (2021: 722 employees, 2020: 532 employees).

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	38
5.8 Other income/(expenses), net
Other income and expenses, net include the following:

€ in thousand		Year ended December 31,
	2022	2021	2020
Research and development tax credit	15,348	21,949	9,937
Grant income	191	1,684	7,680
Profit/(loss) on disposal of fixed assets and intangible assets, net	(38)	(42)	(10)
Profit/(loss) from revaluation of lease agreements	(32)	—	1,584
Taxes, duties, fees, charges, other than income tax	(217)	(212)	(168)
Miscellaneous income/(expenses), net	(3,054)	(403)	95
OTHER INCOME AND EXPENSES, NET	12,199	22,976	19,117
With regards to miscellaneous income/(expenses), net, see Note 5.30.2.
5.8.1 Grants
Grants from governmental agencies and non-governmental organizations are recognized where there is reasonable assurance that the grant will be received and the Group will comply with all conditions.
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
In 2019 the Group signed a funding agreement with CEPI. Valneva will receive up to $24.6 million for vaccine manufacturing and late-stage clinical development of a single-dose, live attenuated vaccine against chikungunya (VLA1553). In line with CEPI’s commitment to equitable access, the funding will underwrite a partnership effort to accelerate regulatory approval of Valneva’s chikungunya vaccine for use in regions where outbreaks occur and support World Health Organization prequalification to facilitate broader access in lower- and middle-income countries. Valneva has to pay back part of the consideration upon achievement of certain milestones. The refundable consideration is accounted for as a loan and measured in accordance with IFRS 9 (see Note 5.24.1). The difference between the proceeds from CEPI and the carrying amount of the loan is treated under IAS 20 and presented as “Borrowings”. The amount from the CEPI grant which benefits Instituto Butantan is recognized as revenue (see Note 5.1). In 2022, €0.2 million of grant income related to CEPI (2021: negative €0.9 million, due to a change in estimate of the likelihood of repayment milestones) and €3.9 million of other revenue was related to CEPI. For more information see Note 5.24.
5.8.2 Research and development tax credits
Research and development tax credits granted by tax authorities are accounted for as grants under IAS 20. As a consequence, the portion of the research tax credit covering operating expenses is recognized in the income statement in “Other income and expenses, net” and the portion covering capitalized development expenditures under “Intangible assets” is recorded as deduction from the assets relating to fixed assets.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	39
5.9 Finance income/(expenses), net
Interest income is recognized on a time-proportion basis using the effective interest method.

(In € thousand)	Year ended December 31,
	2022	2021	2020
FINANCE INCOME
Interest income from other parties	260	249	119
Fair value gains on derivative financial instruments	—	—	397
TOTAL FINANCE INCOME	260	249	516
FINANCE EXPENSES
Interest expense on loans	(8,238)	(7,273)	(6,162)
Interest expense on refund liabilities	(9,597)	(8,478)	(3,640)
Interest expenses on lease liabilities	(955)	(903)	(907)
Other interest expense	(264)	(309)	(30)
Fair value losses on derivative financial instruments	—	—	—
TOTAL FINANCE EXPENSES	(19,054)	(16,964)	(10,738)
FOREIGN EXCHANGE GAIN/(LOSSES), NET	(12,587)	8,130	173
FINANCE INCOME/(EXPENSES), NET	(31,381)	(8,584)	(10,049)
In 2022, the net finance result amounted to minus €31.4 million compared to minus €8.6 million in 2021 and minus €10.0 million in 2020. The foreign exchange gain/(losses), net are primarily driven by non-cash revaluation results of non-Euro denominated balance sheet positions.
In 2021, the decrease in net finance expense was mainly due to positive net foreign exchange gains which were partially offset by increased interest expenses on non-current refund liabilities. In 2020, the increase in net finance expenses was mainly due to higher borrowings and the increase in non-current refund liabilities.
5.10 Income tax benefit/(expense)
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
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	40
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not be reversed within the foreseeable future.
5.10.1 Current income tax
Income tax income/(expense) is comprised of current and deferred tax.

€ in thousand		Year ended December 31,
	2022	2021	2020
CURRENT TAX
Current income tax charge	(1,029)	(32)	(69)
Adjustments in respect of current income tax of previous year	97	(19)	109
DEFERRED TAX
Relating to origination and reversal of temporary differences	2,468	(3,395)	869
INCOME TAX BENEFIT/(EXPENSE)	1,536	(3,446)	909
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
The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

€ in thousand	Year ended December 31,
	2022	2021	2020
Loss before tax	(144,815)	(69,979)	(65,302)
Tax calculated at domestic tax rates applicable to profits in the respective countries	37,203	18,824	16,675
Income not subject to tax (mainly R&D tax credit)	7,435	10,739	2,612
Expenses not deductible for tax purposes	(26)	(2,509)	(1,789)
Deferred tax asset not recognized	(45,955)	(26,902)	(15,852)
Utilization of previously unrecognized tax losses	2,628	—	—
Income tax credit/withholding tax/other adjustments	101	(459)	109
Effect of change in applicable tax rate	586	(3,291)	(771)
Exchange differences	(526)	296	(105)
Income tax of prior years	90	(64)	170
Minimum income tax	(2)	(80)	(141)
INCOME TAX BENEFIT/(EXPENSE)	1,536	(3,446)	909

Effective income tax rate	—	—	—
Although the Group operates at a loss overall, there are profitable jurisdictions.
5.10.2 Deferred tax
As at December 31, 2022, the deferred tax assets of €199.5 million (December 31, 2021: €153.8 million) were not recognized as there was not sufficient evidence that adequate taxable profit will be available against which the unused tax losses can be utilized in the foreseeable future. Deferred tax assets were only recognized for entities where sufficient evidence has been provided that adequate taxable profit will be available against which the unused tax losses can be utilized in the foreseeable future.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	41
As at December 31, 2022, the Group had tax losses carried forward of €821.6 million (December 31, 2021: €628.3 million), of which €272.1 million related to Valneva SE (December 31, 2021: €234.9 million), €521.7 million related to Valneva Austria GmbH (December 31, 2021: €380.0 million), €0.0 million related to Valneva USA, Inc. (December 31, 2021: €0.4 million), €19.6 million related to Valneva Scotland, Ltd. (December 31, 2021: €0.8 million) and €8.2 million related to Valneva Sweden AB (December 31, 2021: €12.6 million).
Tax losses carried forward in France, Austria, United Kingdom and Sweden have no expiry date.
The gross movement on the deferred income tax account was as follows:

(In € thousand)	2022	2021	2020
Beginning of year	2,292	5,158	4,988
Exchange differences	171	529	(699)
Income statement charge / (credit)	2,480	(3,395)	869
END OF THE YEAR,	4,943	2,292	5,158
The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

€ in thousand	As at December 31,
	2022	2021
DEFERRED TAX ASSET FROM
Tax losses carried forward	203,852	156,470
Fixed assets	3,541	2,007
Inventory	3,306	1,837
Borrowings and accrued interest	1,526	1,284
Provision	1,659	1,611
Other items	2,502	2,891
Non-recognition of deferred tax assets	(199,493)	(153,836)
TOTAL DEFERRED TAX ASSETS	16,893	12,264
DEFERRED TAX LIABILITY FROM
Fixed assets	(4,789)	(2,359)
Intangible assets	(6,229)	(6,855)
Other items	(932)	(758)
TOTAL DEFERRED TAX LIABILITY	(11,950)	(9,972)
DEFERRED TAX, NET	4,943	2,292
The corporate income tax rate in the United Kingdom was 19% and will be increased to 25% in 2023.
The corporate income tax rate in France was 26.5% in 2021 and was reduced to 25% from 2022 onward.
The deferred tax assets and liabilities presented above as at December 31, 2022 and December 31, 2021 have been adjusted for these changes in tax rates.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	42
5.11 Earnings (Losses) per share
(a)Basic
Basic earnings (losses) per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of outstanding shares during the year, excluding shares purchased by the Company and held as treasury shares (see Notes 5.22 and 5.23).

		Year ended December 31,
	2022	2021	2020
Net profit (loss) from continuing operations attributable to equity holders of the Company (in € thousand)	(143,279)	(73,425)	(64,393)
Weighted average number of outstanding shares	115,473,914	97,619,320	90,757,173
BASIC EARNINGS (LOSSES) FROM CONTINUING OPERATIONS PER SHARE (€ per share)	(1.24)	(0.75)	(0.71)
(b)Diluted
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

		Year ended December 31,
	2022	2021	2020
Profit used to determine diluted earnings per share (in € thousand)	(143,279)	(73,425)	(64,393)
Weighted average number of outstanding shares for diluted earnings (losses) per share[4]	115,473,914	97,619,320	90,757,173
DILUTED EARNINGS/(LOSSES) FROM CONTINUING OPERATIONS PER SHARE (€ per share)	(1.24)	(0.75)	(0.71)
4Potentially dilutive securities (2022: 1,504,892 diluted shares; 2021: 5,846,267; 2020: 5,481,763 diluted shares have been excluded from the computation of diluted weighted-average shares outstanding because such securities had an antidilutive impact due to the losses reported.

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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	43
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
Development costs
Research expenses are recognized as expenses when incurred. Development expenses incurred on clinical projects (related to the design and testing of new or significantly improved products) are recognized as intangible assets when the following criteria have been fulfilled:
•it is technically feasible to complete the intangible asset so that it will be available for use or sale;
•management intends to complete the intangible asset and to utilize or sell it;
•there is an ability to utilize or sell the intangible asset;
•it can be demonstrated how the intangible asset will generate probable future economic benefits;
•adequate technical, financial, and/or other resources to complete the development and to utilize or sell the intangible asset are available; and
•the expenditure attributable to the intangible asset during its development can be reliably measured.
Other development expenditures that do not meet these criteria are recognized as expenses when they are incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, generally 10-15 years. In 2022 and 2021, no development costs have been capitalized.
Amortization
Amortization of intangible assets is calculated using the straight-line method to allocate their cost amounts to their residual values over their estimated useful lives, as follows:
•Software                    3-6 years
•Acquired R&D technology and projects         1-15 years
•Development costs                1-24 years
The useful life is determined on a case-by-case basis according to the nature and characteristics of the items included under this heading. The main current acquired research and development technology project is amortized over periods of 24 years (with a remaining useful life period of 10 years) which is based on estimated period where Valneva benefits from the patent.

(In € thousand)	Software	Acquired R&D technology and projects	Development costs	Intangible assets in the course of construction	Total
YEAR ENDED 31 DECEMBER, 2021
Opening net book value	1,112	32,423	1,737	137	35,409
Additions	802	140	—	—	942
Amortization charge	(719)	(2,919)	(178)	—	(3,816)
Disposals	—	—	—	—	—
Exchange rate differences	22	123	21	(2)	165
CLOSING NET BOOK VALUE	1,217	29,768	1,581	134	32,700
AS AT DECEMBER 31, 2021
Cost	6,254	80,724	9,895	134	97,007

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	44

Accumulated amortization and impairment	(5,037)	(50,956)	(8,314)	—	(64,307)
CLOSING NET BOOK VALUE	1,217	29,768	1,581	134	32,700

(In € thousand)	Software	Acquired R&D technology and projects	Development costs	Intangible assets in the course of construction	Total
YEAR ENDED 31 DECEMBER, 2022
Opening net book value	1,217	29,768	1,581	134	32,700
Additions	201	1	—	—	201
Amortization charge	(792)	(2,957)	(171)	—	(3,920)
Impairment charge	—	—	—	—	—
Disposals	—	—	(2)	(125)	(127)
Exchange rate differences	(41)	(80)	(14)	(9)	(144)
CLOSING NET BOOK VALUE	585	26,731	1,394	—	28,711
AS AT DECEMBER 31, 2022
Cost	6,240	80,514	7,304	—	94,058
Accumulated amortization and impairment	(5,655)	(53,783)	(5,910)	—	(65,347)
CLOSING NET BOOK VALUE	585	26,731	1,394	—	28,711
As at December 31, 2022 and December 31, 2021, there were no acquired research and development technology project assets with a definite useful life which are not yet amortized.
Significant intangible assets (included in acquired R&D technology and projects as well as in development costs) with definite useful life are comprised primarily of the already commercialized vaccine against Japanese encephalitis (IXIARO) with acquisition costs amounting to €78.7 million (December 31, 2021: €79.0 million) and a net book value amounting to €27.7 million (December 31, 2021: €30.6 million).
For impairment test, see Note 5.15.
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	45
adjustment; a credit risk adjustment based on bond yields; and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different than that of the Group and the lease does not benefit from a guarantee from the Group. Valneva uses incremental borrowing rates between 0.013% and 6.523%, depending on the currency and the remaining term until maturity. For the rental contracts for the premises in Sweden interest rates of 2.493% and 3.401% were determined following significant increases in right of use assets in Sweden.
The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. This includes also the major contracts for the premises in Austria and Sweden, which contain variable payments based on inflation rates or on published interest rates.
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.
Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets (below €5,000) are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less and for which there is no option for the lessee to prolong the contract to more than 12 months or there is no reasonable certainty that such an option will be exercised. Low-value assets comprise mainly IT equipment and small items of office furniture.
The Group does not have residual value guarantees in the rental contracts.
5.13.1 Development of right-of-use assets and lease liabilities

€ in thousand	Right-of-use assets
	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Furniture, fittings and other	Total assets	Lease Liabilities
YEAR ENDED 31 DECEMBER, 2021
Opening net book value	43,121	37	216	43,374	52,088
Additions	7,642	—	231	7,874	7,873
Amortization	(2,628)	(22)	(135)	(2,784)	—
Revaluation due to variable payments	199	—	3	202	202
Termination of contracts	—	—	(41)	(41)	(44)
Lease payments	—	—	—	—	(3,601)
Interest expenses	—	—	—	—	802
Exchange rate differences	(341)	—	3	(339)	(496)
CLOSING NET BOOK VALUE	47,993	15	278	48,285	56,822

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	46

(In € thousand)	Right-of-use assets
	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Furniture, fittings and other	Total assets	Lease Liabilities
YEAR ENDED 31 DECEMBER, 2022
Opening net book value	47,993	15	278	48,285	56,822
Additions	1,482	—	147	1,629	1,629
Amortization	(2,944)	(15)	(145)	(3,103)	—
Impairment charge	(4,178)	—	—	(4,178)	—
Revaluation due to variable payments	859	—	—	859	859
Termination of contracts	—	—	(32)	(32)	—
Lease payments	—	—	—	—	(3,900)
Interest expenses	—	—	—	—	833
Exchange rate differences	(1,847)	—	(10)	(1,857)	(2,669)
CLOSING NET BOOK VALUE	41,365	—	238	41,603	53,574
Revaluation of right-of-use (RoU) assets for land, buildings and leasehold improvements and lease liabilities in 2020 mainly refers to the partial early termination of the rental contract in Sweden.
For impairment test, see Note 5.15.
As at December 31, 2022, RoU assets decreased to €41.6 million from €48.3 million as at December 31, 2021, mainly due to amortization, impairment charges, and exchange rate differences, but partly offset by a new lease contract for office space in France which amounted to €1.0 million. Major lease agreements were for the premises in Austria (December 31, 2022: €23.1 million, December 31, 2021: €24.0 million) and Sweden (December 31, 2022: €16.3 million, December 31, 2021: € 22.1 million).
For more details on lease liabilities, see Note 5.27. For more details on the impairment charge, see Note 5.15.
5.13.2 Other amounts recognized in the consolidated income statement
Expense relating to short-term leases and leases of low-value assets as well as expenses relating to termination of lease contracts have not been material in 2022, 2021 and 2020. Income relating to revaluation of lease liabilities was €1.6 million in 2020 related to the partial early termination of the rental contract in Sweden, while there have been no substantive revaluations in 2022 and 2021.

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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	47
condition, are expensed immediately. The usual validation costs are capitalized on the asset and depreciated over the remaining life of the asset or the shorter period until the next validation is usually required.
Depreciation of assets is calculated using the straight-line method to allocate their cost amounts to their residual values over their estimated useful lives, as follows:
•Buildings, leasehold improvements        5 - 40 years
•Machinery, laboratory equipment        1 - 15 years
•Furniture, fittings and office equipment        4 - 10 years
•Hardware                    3 - 5 years
Leasehold improvements are depreciated over the shorter of their useful life or the lease term, unless the entity expects to use the assets beyond the lease term.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
An asset’s carrying amount is immediately written down to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement “other income and expenses, net” (see Note 5.8).

€ in thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Computer hardware	Furniture, fittings and other	Assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2021
Opening net book value	10,651	12,041	726	257	11,105	34,779
Additions	664	14,360	912	16	79,897	95,848
Depreciation charge	(1,160)	(6,129)	(333)	(59)	—	(7,681)
Impairment charge	—	—	—	—	—	—
Disposals	—	(19)	(2)	(21)	(4)	(46)
Exchange rate differences	129	813	32	9	1,662	2,645
CLOSING NET BOOK VALUE	10,284	21,066	1,335	202	92,659	125,545
AS AT DECEMBER 31, 2021
Cost	25,554	44,127	3,204	1,454	92,659	166,999
Accumulated depreciation and impairment	(15,269)	(23,062)	(1,870)	(1,252)	—	(41,453)
CLOSING NET BOOK VALUE	10,284	21,066	1,335	202	92,659	125,545

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	48

€ in thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Computer hardware	Furniture, fittings and other	Assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2022
Opening net book value	10,284	21,066	1,335	202	92,659	125,545
Reclassification	45,082	16,576	—	—	(61,658)	—
Additions	30,902	24,484	281	552	(29,043)	27,176
Depreciation charge	(3,091)	(10,424)	(432)	(64)	—	(14,012)
Impairment charge	(4,453)	(14,618)	—	—	—	(19,071)
Disposals	—	(43)	(2)	—	—	(45)
Exchange rate differences	(4,230)	(2,497)	(42)	(14)	(375)	(7,158)
CLOSING NET BOOK VALUE	74,493	34,544	1,140	675	1,583	112,435
AS AT DECEMBER 31, 2022
Cost	96,528	76,315	3,245	1,912	1,583	179,583
Accumulated depreciation and impairment	(22,035)	(41,770)	(2,105)	(1,238)	—	(67,148)
CLOSING NET BOOK VALUE	74,493	34,544	1,140	675	1,583	112,435
Additions in 2022 and 2021 mainly referred to investments in Scotland and Sweden and related to the production of VLA2001. Reclassification in 2022 mainly related to assets in Scotland for which final construction took place in 2022.
From the total of €44.3 million (2021: €14.3 million; 2020: €9.9 million) of depreciation, amortization and impairment expenses, €39.5 million (2021: €8.9 million, 2020: €5.0 million) were charged to cost of goods and services, €3.6 million (2021: €4.7 million, 2020: €4.1 million) were charged to research and development expenses, €0.7 million (2021: €0.4 million, 2020: €0.5 million) were charged to marketing and distribution expenses and €0.6 million (2021: €0.3 million, 2020: €0.3 million) were charged to general and administrative expenses. The increase in depreciation and amortization charged to costs of goods and services was caused by investments in Scotland and Sweden in 2022 and 2021.
With regards to impairment charges recognized in 2022, see Note 5.15.
5.15 Impairment testing
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
As at December 31, 2022, impairment tests were adapted to the changes resulting in de-recognition of COVID as a CGU as no material future cash-flows are expected to be generated by this CGU following the Company's decision to wind down the COVID-19 program, and utilization of dedicated and shared assets was reviewed. In addition, future cash flows generated by the chikungunya vaccine candidate were taken into account as fixed

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	49
assets originally expected to be utilized by COVID are now expected to be used across the IXIARO, DUKORAL and Chikungunya CGUs. A triggering event was identified in December 2022 for the CGUs impacted by suspending manufacturing of VLA 2001 and impairment tests were performed as at December 31, 2022.
During 2021 and 2022, the Company invested in manufacturing facilities in both Scotland and Sweden in order to fulfill COVID-19 vaccine demand from contracts with the UK Government, the EC and the Kingdom of Bahrain. Given the significant changes to the volumes ordered under the EC APA and the assumed lack of future demand for VLA2001, no future COVID-19 cash-flows were considered in impairment tests as of December 31, 2022 for all assets acquired for the manufacturing of VLA2001.
•The new Almeida manufacturing facility in Scotland is ready for operations. However, to date no manufacturing of VLA2001 or other vaccines has taken place in this facility. Management intends to utilize the facility in future for manufacturing of IXIARO and the chikungunya vaccine. Future cash flows generated by utilizing this facility have been considered in calculating the value in use.
•As a result of suspending filling and packaging of VLA2001 in Sweden, the impairment test considered future cash flows from the utilization of the equipment for manufacturing of DUKORAL only.
Impairment testing procedures have been performed solely on the utilization of the established capacity through the Group’s existing and future commercial stage vaccines.
An impairment test was also performed on the Clinical Trial Materials (CTM) Unit in Sweden, which is dedicated to small scale manufacturing of trial materials for customers. The CTM unit was operated as a separate CGU for several years and was primarily engaged in manufacturing of clinical trial materials for third party customers and more recently also provided services within the Valneva Group. A triggering event was identified as currently no active customer contracts are in place.
Impairment of manufacturing equipment:
During the year ended December 31, 2022, impairment charges amounting to €23.2 million were recorded that related to manufacturing equipment dedicated to the manufacturing of the Company’s COVID vaccine VLA2001, which became idle after suspension of manufacturing of VLA2001. Estimates were made on future utilization of installed capacities including transfer of manufacturing processes taking expected future product sales from the Company’s long-range business plan into consideration.
Almeida Manufacturing facility in Scotland:
The new manufacturing facility in Scotland is available for manufacturing operations. As at December 31, 2022, the total carrying value of all assets including right of use assets amounted to €83.2 million. The Company’s long-range business model for IXIARO and the chikungunya vaccine candidate includes assumptions on market size/market share, product sales and resulting profitability over a five-year period as well as a terminal value for the period beyond 5 years. This business model has been used as a basis to calculate the value in use.
Cash flows are expected to be generated after transfer of manufacturing activities in 2024. Considerable value in use is expected to be generated over the planning horizon of five years as well as through the terminal value for the period beyond the 5-year planning horizon. In total, the value in use far exceeded the current carrying value of €83.7 million. The calculation uses post-tax risk-adjusted cash flow projections and a discount rate of 8.3% for IXIARO and 8.3% for chikungunya.
The discount rate of 8.3% for IXIARO was based on 2.2% risk-free rate, 7.8% market risk premium, minus 0.6% country risk premium, 0.3% currency risk, a levered beta of 1.20 and a peer group related equity-capital ratio.
The discount rate of 8.3% for chikungunya was based on 2.2% risk-free rate, 7.7% market risk premium, minus 0.6% country risk premium, 0.1% currency risk, a levered beta of 1.20 and a peer group related equity-capital ratio.
For the impairment tests for the manufacturing facility in Scotland all future cash flows from utilization of the facility by both the IXIARO and the chikungunya CGUs were considered in calculating the value in use. This

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	50
also included utilization of the newly built facility by these CGUs. The impairment test has resulted in no impairment losses.
Manufacturing equipment and a right of use asset have been determined to have no further utilization after the expected transfer of manufacturing activities into the Almeida facility. An impairment charge amounting to €11.5 million was posted in December 2022, which is addition to the impairment charges taken on manufacturing equipment at a CMO in the amount of €3.3 million in June 2022 resulted in total impairment charges for 2022 of €14.8 million.
Filling and Packaging facility and CTM unit in Sweden:
Manufacturing of VLA2001 has been suspended in the new filling and packaging facility in Sweden. The facility will be prepared for utilization within the DUKORAL manufacturing process. As at December 31, 2022, the carrying value of the related property, plant and equipment as well as right of use assets amounted to €48.6 million. The Company’s long-range business model for DUKORAL includes assumptions on market size/market share, product sales and resulting profitability over a five-year period as well as a terminal value for the period beyond five years. Scenarios have been developed, and the impairment test used a weighted average across two scenarios for calculation of a value in use.
For the impairment test of the manufacturing facility in Sweden certain assets and liabilities that were not directly attributable to a specific CGU were allocated between the DUKORAL and CTM Unit Sweden CGUs on a basis that reasonably reflects the actual utilization of assets by specific CGU with space occupation and headcount being the main indicators applied.
For DUKORAL the carrying value exceeded the value in use by €8.3 million and an impairment charge for the same amount has been posted in December 2022 and resulted in an impairment loss amounting to €5.2 million related to property, plant & equipment and to €3.2 million related to right of use assets.
The impairment test for the CTM unit resulted in no impairment charges.
The calculation uses post-tax risk-adjusted cash flow projections and a discount rate of 8.3% for DUKORAL and 9.5% for the CTM Unit Sweden.
The discount rate of 8.3% for DUKORAL was based on 2.2% risk-free rate, 7.8% market risk premium, minus 0.7% country risk premium, 0.3% currency risk, a levered beta of 1.06 and a peer group related equity-capital ratio.
The discount rate of 9.5% for the CTM Unit Sweden was based on 2.2% risk-free rate, 9.1% market risk premium, minus 0.6% country risk premium, 0.7% currency risk, a levered beta of 1.21 and a peer group related equity-capital ratio.
Sensitivity to changes in assumptions
The net present value calculations are most sensitive to the following assumptions:
•discount rate
•reduction of expected revenues
The net present value calculation uses a discount rate of 8.3% for DUKORAL (2021: 7.2%), 8.3% for IXIARO (2021: 7.5%), 8.3% for Chikungunya and 9.5% for the CTM unit. The recoverable amounts of these CGUs would equal its carrying amount if the key assumptions were to change as follows: increase in the discount rate from 8.3% to 56.3% would trigger an impairment loss for IXIARO (2021: 4,560 basis points from 7.5% to 53.1% ), increase by 100 basis points from 8.3% to 9.3% would trigger an impairment loss for DUKORAL of

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	51
€5.1 million (2021: increase of 590 basis points from 7.2% to 13.1% acceptable without triggering an impairment loss). Increase in the discount rate from 9.5% to 15.0% would trigger an impairment loss for the CTM unit.

	2022				2021
Sensitivity analysis	IXIARO	DUKORAL	Chikungunya	CTM	IXIARO	DUKORAL
WACC	8.3%	8.3%	8.3%	9.5%	7.5%	7.2%
Break-even WACC	56.3%	7.6%	113.6%	15.0%	53.1%	13.1%
Impairment if WACC increases by 1%	NO	5.1	NO	NO	NO	NO
Impairment if sales reduce by 10%	NO	4.0	NO	0.9	NO	NO
The net present value calculations are based upon assumptions regarding market size, expected sales volumes resulting in sales value expectations, expected royalty income or expected milestone payments. A reduction in IXIARO, chikungunya and DUKORAL revenues of 10% would result in no impairment loss for IXIARO and chikungunya and an impairment loss of €4.0 million for DUKORAL (no impairment loss in 2021 and 2020). A reduction in revenues of the CTM unit of 10% would trigger an impairment loss of €0.9 million.
As at December 31, 2022 impairment charges amounted €23.1 million, of which €8.3 million related to DUKORAL assets (thereof €3.2 million right of use assets, €2.5 million of leasehold improvements and €2.7 million of manufacturing equipment) and €14.8 million related to COVID assets (of which €1.0 million right of use assets, €1.9 million leasehold improvements and €11.9 million manufacturing equipment) (see Note 5.13 and 5.14).
For the year ended December 31, 2021 no impairment charges were recorded.
For the year ended December 31, 2020, impairment charges amounted to €0.1 million and related to assets in the course of construction (see Note 5.14).
5.16 Investments in associates/Asset classified as held for sale
An associate is an entity over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.
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
The requirements of IAS 28 are applied to determine whether there is any objective evidence that its net investment in the associate is impaired after the initial recognition of the net investment (a "loss event"). When, and only when, there is a loss event existing and the impact on the estimated future cash flows from the net investment can be reliably estimated, the entire carrying amount of the investment is tested for impairment in accordance with IAS 36 as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	52
amount of the investment. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.
As at December 31, 2022, the investment in associate (BliNK) was reclassified to an asset held for sale in accordance with IFRS 5, whereas as at December 31, 2021 this investment was recognized as an investment in associates and accounted for by using the equity method in accordance with IAS 28. Management's intent to sell the equity interest by June 30, 2023 triggered the change in the classification. The book value of the investment amounted to €2.1 million as at December 31, 2021, and was increased by €9 thousand for the period ended June 30, 2022. There was no impact on the consolidated statement of income (loss) for the second semester of 2022, and no impairment indicators were identified during 2022.
Details of the Group’s material associate are as follows:

Name of associate	Place of business	Measurement method	% of ownership interest as at December 31,
			2022	2021
BliNK Biomedical SAS	FR	2021: Equity method 2022: lower of carrying amount and fair value less costs to sell	48.9%	48.9%
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
In 2022, the Company recorded a loss of €0.0 million related to its share of equity in BliNK (2021: loss of 0.0). The total equity of BliNK amounted to €4.6 million as at December 31, 2022 (December 31, 2021: €4.3 million), see Note 5.16.1.
5.16.1 Summarized financial information
The summarized financial information below represents amounts shown in the associate’s financial statements prepared in accordance with IFRS (adjusted by the Group for equity accounting purposes).

€ in thousand	As at December 31,
	2022	2021
BLINK BIOMEDICAL SAS
Non-current assets	1	2
Current assets	4,903	4,782
Non-current liabilities	209	209
Current liabilities	28	93
Revenue	266	267
Profit/(Loss) from continuing operations	212	(16)
TOTAL COMPREHENSIVE INCOME/(LOSS)	212	(16)

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	53
5.16.2 Reconciliation to the carrying amount

€ in thousand	As at December 31,
	2022	2021
Net assets of associate	4,557	4,344
Proportion of the Company’s ownership interest in BliNK Biomedical SAS	48.9%	48.9%
BALANCE	2,228	2,121
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
5.17.1 Financial instruments by category

AS AT DECEMBER 31, 2021 (In € thousand)	Assets at fair value through profit and loss	Assets at amortized costs	Total
ASSETS AS PER BALANCE SHEET
Trade receivables	—	44,013	44,013
Other assets[5]	—	11,522	11,522
Cash and cash equivalents	—	346,686	346,686
ASSETS	—	402,221	402,221
5Prepayments and tax receivables and other non-financial assets are excluded from the other assets balances, as this analysis is required only for financial instruments.

AS AT DECEMBER 31, 2021 (In € thousand)	Liabilities at fair value through profit and loss	Liabilities at amortized cost	Total
LIABILITIES AS PER BALANCE SHEET
Borrowings	—	57,834	57,834
Trade payables and accruals	—	68,119	68,119
Tax and employee-related liabilities[6]	—	10,101	10,101
Lease liabilities	—	56,822	56,822
Refund liabilities	—	254,581	254,581
Other liabilities[7]	—	44	44
LIABILITIES	—	447,502	447,502
6Social security and other tax payables are excluded from the tax and employee-related liabilities balance, as this analysis is required only for financial instruments.
7Deferred income is excluded from the other liabilities balance, as this analysis is required only for financial instruments.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	54

AS AT DECEMBER 31, 2022 (In € thousand)	Assets at fair value through profit and loss	Assets at amortized costs	Total
ASSETS AS PER BALANCE SHEET
Trade receivables	—	23,912	23,912
Other assets[5]	—	11,988	11,988
Cash and cash equivalents	—	289,430	289,430
ASSETS	—	325,330	325,330
5Prepayments and tax receivables and other non-financial assets are excluded from the other assets balances, as this analysis is required only for financial instruments.

AS AT DECEMBER 31, 2022 (In € thousand)	Liabilities at fair value through profit and loss	Liabilities at amortized cost	Total
LIABILITIES AS PER BALANCE SHEET
Borrowings	—	98,806	98,806
Trade payables and accruals	—	41,491	41,491
Tax and employee-related liabilities[6]	—	10,778	10,778
Lease liabilities	—	53,574	53,574
Refund liabilities	—	143,085	143,085
Other liabilities[7]	—	32	32
LIABILITIES	—	347,767	347,767

6Social security and other tax payables are excluded from the tax and employee-related liabilities balance, as this analysis is required only for financial instruments.
7Deferred income is excluded from the other liabilities balance, as this analysis is required only for financial instruments.

5.17.2 Fair value measurements

As at December 31, 2022 and December 31, 2021, the Company did not have assets and liabilities measured though profit and loss.
In 2020, the Group entered into various foreign currency option and forward contracts to limit the risk of foreign currency losses on expected future cash flows. The underlying currency amount and the duration of the options depend on the amount and timing of the expected future cash flows.
As at December 31, 2022 and December 31, 2021, the Company did not have open foreign currency options nor foreign currency forwards.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	55
5.17.3 Credit quality of financial assets
The credit quality of financial assets that are not impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates as follows:

(In € thousand)	As at December 31,
	2022	2021
TRADE RECEIVABLES
Receivables from governmental institutions (AAA-country)	757	289
Receivables from governmental institutions (AA-country)	3,620	23,086
Receivables from governmental institutions (A-country)	—	606
AA	—	2
A	4,861	3,442
Counterparties without external credit rating or rating below A	14,674	16,589
TRADE RECEIVABLES	23,912	44,013

OTHER ASSETS
A	11,296	11,296
Assets from governmental institutions (AA-country)	151	199
Counterparties without external credit rating or rating below A	541	27
OTHER ASSETS	11,988	11,522

CASH AND CASH EQUIVALENTS
AA	11,557	3,457
A	272,719	332,361
Counterparties without external credit rating or rating below A	5,154	10,868
CASH AND CASH EQUIVALENTS	289,430	346,686
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
According to IFRS 9.5.5.17 default probabilities are to be determined on the basis of historical data, but must be adjusted on the balance sheet date on the basis of up-to-date information and forward looking information. The analysis of the historical data showed as at December 31, 2022 and December 31, 2021 that losses incurred were immaterial, taking further into account the limited number of customers as well as credit checks mentioned in Note 5.2.5. Therefore, loss allowance was considered immaterial as at December 31, 2022 and December 31, 2021.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	56
Other assets and cash and cash equivalents
Historically, no losses have been incurred on other assets measured at amortized costs and on cash and cash equivalents. As at December 31, 2022 and December 31, 2021, the expected credit loss was calculated using the cumulative expected default rate based on the counterparties’ ratings and was immaterial.
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

(In € thousand)	As at December 31,
	2022	2021
Raw materials	86,452	102,082
Work in progress	114,218	55,681
Finished goods	11,783	8,135
Purchased goods (third party products)	3,518	7,362
GROSS AMOUNT OF INVENTORIES BEFORE WRITE-DOWN	215,970	173,260
Less: write-down provision	(180,866)	(49,162)
INVENTORIES	35,104	124,098
The increase in gross amounts of work in progress and finished goods is primarily related to the production of VLA2001. Of the write-down provision on inventory of €180.9 million as of December 31, 2022 (December 31, 2021: €49.2 million), €176.9 million related to VLA2001 inventory (December 31, 2021: €41.6 million).
Inventory write-downs as a result of excess, obsolescence, scrap or other reasons are recorded as a component of Cost of goods and services in our consolidated statement of income.
In 2022, inventory-related COGS were €257.8 million (2021: €145.3 million), of which €157.7 million (2021: €127.1 million) related to inventory which cannot be used, failed batches which were written down and product which is not expected to be sold. In 2022, €159.4 million (2021: €121.4 million) of these expenses related to VLA2001 and stem from write-downs for materials which cannot be used, failed batches and batches at risk of failure as well as product which is not expected to be sold. The valuation of commercialized products (excluding VLA2001) resulted in a reversal of write-downs from prior periods of €2.8 million due to higher sales expectations. In 2021, €5.7 million of these expenses related to commercialized products and stem from write-downs due to lower sales expectations and limited shelf life of the products, In addition, in 2022, €66.6 million of COGS related to onerous agreements provision and settlement costs.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	57
Write-down provisions related to the inventory categories as follows:

(In € thousand)	As at December 31,
	2022	2021
Raw materials	79,939	29,751
Work in progress	99,089	15,096
Finished goods	1,417	3,974
Purchased goods (third party products)	421	342
TOTAL WRITE-DOWN PROVISION	180,866	49,162
In 2022, Valneva suspended the manufacturing of VLA2001. As a result, raw material acquired to produce VLA2001 which could not be repurposed and used for other products was written down. Work in progress related to VLA2001 was written down due to the reduced expected sales volumes. As at December 31, 2022, €176.9 million of the inventory reserve related to VLA2001 (December 31, 2021: €41.6 million), of which €78.8 million was attributable to the raw materials (December 31, 2021: €29.8) and €98.1 million to work in progress (December 31, 2021: €11.8 million). In 2021 the write-down provision was related to faulty product or product with short expiry dates.
As at December 31, 2022, the remaining write-down provision related to Valneva's commercialized vaccines IXIARO and DUKORAL and to third-party products which are not expected to be sold. Commercial inventories not carrying a minimum residual shelf-life at the expected time of sale on the basis of the most current sales expectations have been written down. These write-downs totaled €2.9 million as at December 31, 2022 (December 31, 2021: €7.6 million), of which €1.4 million (December 31, 2021: €4.0 million) related to finished goods, €1.0 million (December 31, 2021: €3.3 million) related to work in progress and €0.4 million (December 31, 2021: €0.3 million) related to purchased goods.

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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	58
Trade receivables include the following:

€ in thousand	As at December 31,
	2022	2021
Trade receivables	23,997	44,030
Less: loss allowance of receivables	(84)	(17)
TRADE RECEIVABLES, NET	23,912	44,013
In 2022 and 2021, no material impairment losses were recognized. As at December 31, 2022, the amount of trade receivables past due amounted to €4.4 million (2021: €21.2 million). The trade receivables past due in 2021 mainly related to accounts receivable due from governmental authorities (with credit ratings of A+), mainly related to the APA with the EC.
In the month of January 2023 this amount of trade receivables past due of €4.4 million was lowered by €2.7 million due to payments received that month.
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
As at December 31, 2022, trade receivables included €23.9 million (December 31, 2021: €40.9 million) of receivables from contracts with customers.
5.20 Other assets
Other assets include the following:

€ in thousand	As at December 31,
	2022	2021
R&D tax credit receivables	49,174	35,390
Advance payments	1,672	27,375
Tax receivables	9,066	6,145
Prepaid expenses	4,939	5,131
Contract costs	3,710	3,010
Consumables and supplies on stock	1,380	1,722
Miscellaneous current assets	451	23
OTHER NON-FINANCIAL ASSETS	70,391	78,796
Deposits	11,822	11,339
Miscellaneous financial assets	165	183
OTHER FINANCIAL ASSETS	11,988	11,522
OTHER ASSETS	82,378	90,318
Less non-current portion	(8,299)	(19,282)
CURRENT PORTION	74,079	71,036
Due to the short-term nature of the financial instruments included in other assets, their carrying amount is considered to be the same as their fair value.
The increase in R&D tax credit receivables is mainly related to increased research and development expenditures primarily in connection with the COVID-19, chikungunya and Lyme vaccine candidates.
As at December 31, 2022, the deposits mainly related to a deposit associated with a lease agreement, which was reclassified from the non-current portion to the current portion due to the expiration of the agreement within one year compared to 2021.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	59
As at December 31, 2021, advance payments amounting to €16.4 million related to the agreement with IDT Biologika to produce the COVID-19 vaccine. Advance payments amounting to €7.2 million related to the collaboration agreement with Dynavax, concluded for the supply of Dynavax's CpG 1018 adjuvant for use in VLA2001. These advance payments from 2021 were released in 2022 due to the wind-down of COVID activities.
Contract costs mainly relate to the collaboration with Pfizer (see Note 5.1) and refer to costs to obtain a contract. It will be amortized in line with the pattern of revenue recognition.
5.21 Cash and cash equivalents
Cash includes cash-at-bank, cash in hand, and deposits held at call with banks. Cash equivalents include short-term bank deposits and medium-term notes that can be assigned or sold on very short notice and are subject to insignificant risk of changes in value in response to fluctuations in interest rates with a maximum maturity of three months.

€ in thousand	As at December 31,
	2022	2021
Cash in hand	3	3
Cash at bank	286,530	346,639
Short-term bank deposits (maximum maturity of 3 months)	—	—
Restricted cash	2,898	44
CASH AND CASH EQUIVALENTS	289,430	346,686
As at December 31, 2022, the restricted cash mainly consisted of a locked bank account for a bank guarantee provided to IDT as security for a payment relating to the settlement agreement announced in September 2022. As a result of a payment made in February 2023, this restriction has been removed. As at December 31, 2021, the restricted cash was a Certificate of Deposit with restricted limited access to secure the credit limit for the Company’s commercial card. In 2021 and for part of 2022, the minimum liquidity requirement for the Group according to the debt financing agreement with U.S. healthcare funds Deerfield and OrbiMed (see Note 5.24.1) was €50.0 million. Following an amendment to this agreement in April 2022, the minimum liquidity requirement is €35.0 million.
5.22 Equity
The ordinary shares and convertible preferred shares are classified as equity.

Number of shares	As at December 31,
	2022	2021
Ordinary shares issued (€0.15 par value per share)	138,346,968	105,190,223
Convertible preferred shares registered	20,514	48,862
TOTAL SHARES ISSUED	138,367,482	105,239,085
Less Treasury shares	(124,322)	(124,322)
OUTSTANDING SHARES	138,243,160	105,114,763
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	60
incremental transaction costs and related income tax effects is included in equity attributable to the Company’s equity holders.
The profit or loss for the year is fully included in net result, while other comprehensive income solely affects retained earnings and other reserves.
The Company has issued stock options to employees under various employee stock option plans (ESOPs) established in 2013, 2015, and 2016. In total, 1,114,963 employee stock options (of which 615,918 were granted from ESOP 2013, 478,845 from ESOP 2015 and 20,200 from ESOP 2016) were exercised in the exercise period opened in January 2022, which resulted in an increase of 1,176,391 ordinary shares. Additionally, 28,348 preferred shares for the Group’s Executive Managers from the free convertible preferred share (FCPS) plan 2017-2021 were converted into 772,070 ordinary shares. 636,648 free ordinary shares for the benefit of Management Board and Management Committee members from the free share plan 2019-2023 were fully vested and transferred to their beneficiaries on March 25, 2022.
In June 2022, Pfizer invested €90.6 ($95) million net representing 9,549,761 shares at a price of €9.49 per share through a reserved capital increase. The cost of equity transactions in the amount of €0.1 million, which were directly attributable to the issue of new shares, are shown in equity as a deduction, net of tax, from the proceeds. For more details see to Note 5.1.
In October 2022, the Company announced the closing of its global offering (the Global Offering) to specified categories of investors of an aggregate of 21,000,000 new ordinary shares, consisting of a public offering of 375,000 American Depositary Shares (ADSs), each representing two ordinary shares, in the United States at an offering price of $9.51 per ADS, and a concurrent private placement of 20,250,000 ordinary shares in Europe (including in France) and other countries outside of the United States at the corresponding offering price of €4.90 per ordinary share. Aggregate gross proceeds of the Global Offering, before deducting underwriting commissions and estimated expenses payable by the Company, were approximately €102.9 million ($99.9 million). The cost of equity transactions in the amount of €7.4 million, which were directly attributable to the issue of new shares, are shown in equity as a deduction, net of tax, if any, from the proceeds.
Conditional and authorized capital
As at December 31, 2022, the Company had 7,267,281 shares of conditional capital in connection with (see Note 5.23):
•the possible exercise of existing stock options;
•the possible exercise of existing equity warrants (BSAs);
•the possible final grant of existing Free Ordinary Shares;
•the possible final grant and conversion of existing Free Convertible Preferred Shares;
Pursuant to resolution No. 28 of the Combined General Meeting held on June 23, 2022, the maximum aggregate amount of capital increases that may be carried out, with immediate effect or in the future, under resolutions 20 to 27 of said Meeting, may not exceed €5,175,000, it being specified that to this maximum aggregate amount will be added the additional nominal amount of shares or securities to be issued in accordance with applicable legal or regulatory provisions and, if applicable, with contractual provisions providing for other forms of adjustment, in order to preserve the rights of the holders of securities or other rights giving immediate and/or future access to the capital of the Company.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	61
5.22.1 Other reserves

(In € thousand)	Other regulated reserves	Other comprehensive income	Treasury shares	Capital from Share-based compensation	Other revenue reserves	Total
BALANCE AS AT JANUARY 1, 2021	52,820	(2,474)	(898)	12,368	(9,474)	52,342
Currency translation differences	—	(2,877)	—	—	—	(2,877)
Defined benefit plan actuarial losses	—	205	—	—	—	205
Share-based compensation expense:
Value of services	—	—	—	2,632	—	2,632
Purchase/sale of treasury shares	—	—	253	—	(43)	209
BALANCE AS AT DECEMBER 31, 2021	52,820	(5,146)	(645)	15,000	(9,517)	52,512

(In € thousand)	Other regulated reserves	Other comprehensive income	Treasury shares	Capital from Share-based compensation	Other revenue reserves	Total
BALANCE AS AT JANUARY 1, 2022	52,820	(5,146)	(645)	15,000	(9,517)	52,512
Currency translation differences	—	(73)	—	—	—	(73)
Defined benefit plan actuarial gains	—	178	—	—	—	178
Share-based compensation expense:
Value of services	—	—	—	2,635	—	2,635
Purchase/sale of treasury shares	—	—	—	—	—	—
BALANCE AS AT DECEMBER 31, 2022	52,820	(5,041)	(645)	17,636	(9,517)	55,252
Regulated non-distributable reserve relates to a mandatory legal reserve from the merger with Intercell AG.
The Company did not obtain a dividend from its subsidiaries or associates nor paid a dividend to its shareholders in 2022 and 2021.
5.23 Share-based compensation
The Company operates various share-based compensation plans, both equity-settled and cash-settled plans. The profit and loss statement includes the following expenses arising from share-based payments:

(In € thousand)		Year ended December 31,
	2022	2021	2020
Stock option plans	1,916	646	1,182
Free convertible preferred share plans	—	652	1,266
Free ordinary shares program	719	1,334	1,563
Equity warrants	—	—	—
Phantom shares	(11,291)	11,877	2,317
SHARE-BASED COMPENSATION EXPENSE /(INCOME)	(8,656)	14,509	6,328

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	62
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
Beginning in 2013, the Company granted stock options to employees and management pursuant to six successive plans.
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
Changes in the number of stock options outstanding and their related weighted average exercise prices are as follows:

	2022			2021
	Number of options	Number of shares available	Average exercise price (in € per share)	Number of options	Number of shares available	Average exercise price (in € per share)
Outstanding as at January 1	3,933,385	3,996,588	3.11	4,911,410	4,975,831	3.06
Granted	3,152,751	3,152,751	6.47	—	—	—
Forfeited	(196,834)	(196,834)	3.05	(187,950)	(189,168)	3.07
Exercised	(1,114,963)	(1,176,391)	3.32	(790,075)	(790,075)	2.79
OUTSTANDING AT YEAR END	5,774,339	5,776,114	4.90	3,933,385	3,996,588	3.11
Exercisable at year end	2,621,588	2,623,363	3.02	3,203,817	3,267,020	3.12
1,114,963 employee stock options (of which 615,918 were granted from ESOP 2013, 478,845 from ESOP 2015 and 20,200 were granted from ESOP 2016) were exercised in January 2022, whereas 790,075 employee stock

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	63
options (of which 363,050 were granted from ESOP 2016 and 427,025 from ESOP 2017) were exercised in January 2021.
Stock options outstanding at the end of the period have the following expiry dates and exercise prices:

	Exercise price	Number of options as at December 31, (presentation as number of convertible shares)
Expiry date	(in € per share)	2022	2021
2023	2.92	19,557	696,903
2025	3.92	43,655	522,500
2026	2.71	14,500	36,200
2027	2.85	551,475	552,725
2029	3.05	1,994,176	2,188,260
2032	6.47	3,152,751	—
OUTSTANDING AT YEAR END		5,776,114	3,996,588
In 2022, 3,152,751 stock options were granted (2021: none).The weighted average grant date fair value of options granted during the year of 2022 was €3.77. The fair value of the granted options was determined using the Black Scholes valuation model.
The significant inputs into the models were:

As at Oct 10, 2022
Expected volatility (%)	70.36
Risk-free interest rate (%)	1.70– 1.75
5.23.2 Free ordinary shares
In 2022, Company’s Management Board granted free ordinary shares for the benefit of Management Board and Management Committee members. The purpose of this free share plan 2022-2025 is to provide a long-term incentive program for the Company’s senior management. In addition 27,521 free shares have been granted to one of the Management Board member, which will vest on December 6, 2024. No free ordinary shares were granted in 2021 and 2020.
In 2022, the number of free ordinary shares granted was as follows:

Number of free ordinary shares granted
Management Board	196,855
Senior Leadership Group	205,056
FREE ORDINARY SHARES GRANTED	401,911

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	64
In accordance with the foregoing, changes in the outstanding free ordinary shares are as follows:

	Number of free shares
	2022	2021
Outstanding as at January 1	1,842,404	1,842,404
Granted	401,911	—
Forfeited	(120,000)	—
Exercised	(636,648)	—
OUTSTANDING AT YEAR END	1,487,667	1,842,404
Subject to vesting conditions (service conditions), the free share granted to a participant will vest in and be delivered to that participant (“seront définitivement attribuées”) in three tranches. Each tranche will amount to one third of the total individual allocation. If one third is not a whole number, the number of free shares will be rounded down for the first two tranches and rounded up for the third tranche.
The first and the second tranche will vest on October 10, 2024, and the third tranche will vest on October 10, 2025.
Following the vesting of the free shares, no compulsory holding period will apply to the vested shares.
The plan further provides for accelerated vesting of the free shares in the event of a Change of Control (as defined in the applicable terms & conditions) occurring no earlier than October 10, 2024. As management considered the chance of a Change of Control remote at the grant date, this was not included in the determination of the vesting period. In addition, the plan provides for the possibility to remain entitled to a prorated number of shares, for any unvested tranche, in case of retirement of a beneficiary before complete vesting. However, this is subject to meeting the performance conditions defined for the plan. Finally, the terms and conditions applicable to the free share plan state that if a Change of Control takes place before October 10, 2024, and section III of Article L. 225-197-1 of the French Commercial Code does not apply, the plan will be canceled and the Company will indemnify the participants for the loss of unvested free shares, and, for the Management Board members, to getting all required shareholder approvals. The gross amount of this indemnity will be calculated as though such free shares had been vested upon the Change of Control. The conditions and limitations set forth in the applicable terms and conditions of the plan will apply to this calculation, mutatis mutandis.
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
In 2022, 28,348 FCPS were converted into 772,070 Company’s ordinary shares.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	65
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
In 2021 and 2022, no new phantom shares were granted, but in 2022 a change from one phantom share program to another for one employee was agreed.
In accordance with the foregoing, changes in the outstanding free ordinary shares are as follows:

	Number of free shares
	2022	2021
Outstanding as at January 1	841,450	932,200
Granted	117,000	—
Forfeited	(67,001)	(65,750)
Exercised	(220,949)	(25,000)
OUTSTANDING AT YEAR END	670,500	841,450

The carrying amount of the liability relating to the phantom shares as at December 31, 2022 was €3.0 million (December 31, 2021: €14.3 million). The fair values of the granted options were determined on the balance sheet dates using the Black Scholes valuation model.
Phantom shares outstanding at the end of the period have the following expiry dates and exercise prices:

	Exercise price	Number of phantom shares as at December 31,
Expiry date	in € per share	2022	2021
2023	2.92	—	4,950
2025	3.92	—	6,000
2026	2.71	—	—
2027	2.85	6,250	6,250
2029	3.05	244,250	134,250
2030	—	420,000	690,000
OUTSTANDING AT YEAR END		670,500	841,450
The significant inputs into the models were:

	As at December 31,
	2022	2021
Expected volatility (in %)	51.07 -86.95	72.97
Expected vesting period (term in years)	0.25 - 0.93	0.25 – 4.39
Risk-free interest rate (in %)	1.32 -2.37	(0.78) – (0.64)

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	66
5.23.5 Equity warrants
In 2017, the Company granted equity warrants to members of the Supervisory Board. The warrants granted in 2017 (BSA 27) were exercisable in four equal portions after 12, 24, 36 and 48 months. The subscription price for one new ordinary share under the 2017 plan (BSA 27) amounted to €2.574.
Changes in the equity warrants outstanding are as follows:

	Number of equity warrants
	2022	2021
Outstanding as at January 1	21,875	43,750
Granted	—	—
Exercised	(21,875)	(21,875)
Forfeited	—	—
OUTSTANDING AT YEAR END	—	21,875
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
Borrowings of the Group at year-end include the following:

€ in thousand	As at December 31,
	2022	2021
NON-CURRENT
Other loans	87,227	50,726
NON-CURRENT BORROWINGS	87,227	50,726
CURRENT
Other loans	11,580	7,107
CURRENT BORROWINGS	11,580	7,107
TOTAL BORROWINGS	98,806	57,834
The maturity of non-current borrowings is as follows:

(In € thousand)	As at December 31,
	2022	2021
Between 1 and 2 years	29,452	21,102
Between 2 and 3 years	28,386	15,502
Between 3 and 4 years	23,377	12,306
Between 4 and 5 years	5,388	674
Over 5 years	624	1,143
NON-CURRENT BORROWINGS	87,227	50,726
Current borrowings	11,580	7,107
TOTAL BORROWINGS	98,806	57,834

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	67
The carrying amounts of the Group’s borrowings are denominated in the following currencies:

(In € thousand)	As at December 31,
	2022	2021
Borrowings denominated in EUR	4,433	4,708
Borrowings denominated in USD	94,373	53,126
TOTAL BORROWINGS	98,806	57,834
5.24.1 Other loans
In April 2022, Valneva signed an amendment to increase the principal amount of its existing €54.1 million ($60 million) debt financing agreement with funds managed by leading U.S.-based healthcare investment firms Deerfield and OrbiMed. The original loan agreement was signed in February 2020. The April 2022 amendment provided Valneva immediate access to €18.2 million ($20 million), with an additional $20 million available upon potential approval of VLA2001 by the European Medicines Agency. This additional $20 million was drawn in September 2022 in the amount of €19.9 million. The increased funding will be used to further invest in research and development projects, including market access preparations for VLA1553. The loan interest rate remains unchanged at 9.95% (equivalent to 10.09% on an annual basis). The interest-only period was extended from the second quarter of 2023 to the third quarter of 2024, and the loan will now mature in the first quarter of 2027 instead of the first quarter of 2026. As at December 31, 2022, €92.3 million ($100.0 million) was drawn down and the carrying amount was €89.2 million ($95.0 million). As at December 31, 2021, €54.1 million ($60.0 million) was drawn down and the carrying amount was €49.7 million. The loan is secured by substantially all of Valneva’s assets, including its intellectual property, and is guaranteed by Valneva SE and certain of its subsidiaries.
Noting the COVID-19 pandemic's impact on the travel industry and following a temporary waiver of the revenue covenant for the second half of 2020, Valneva, Deerfield and OrbiMed agreed to modify this covenant for 2021 and 2022, replacing the twelve-month rolling €115 million minimum revenue requirement with quarterly minimum revenue requirements representing an annual total of €64 million in 2021 and €103.75 million in 2022. The parties also agreed to modify the minimum cash requirement to €50 million for 2021 and 2022. Following an amendment to this agreement in April 2022, the minimum liquidity requirement is €35.0 million.
The Group does not expect these limitations to affect its ability to meet its cash obligations. As at December 31, 2022, the Group’s consolidated liquidity or net revenues did not fall below the covenant minimum values.
If the Group’s consolidated liquidity or net revenues were to fall below the covenant minimum values, Valneva would not be able to comply with the financial covenants in the loan agreement, which could result in additional costs (up to additional 10%-points of interest over the duration of the default) and an early repayment obligation (payment of the principal increased by 5% and of an indemnity representing the interests expected until December 2023). The Group does not expect these limitations to affect its ability to meet its cash obligations.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	68
The loan was included in the balance sheet item “Borrowings”.

(In € thousand)	2022	2021
BALANCE AS AT JANUARY 1	49,671	46,190
Proceeds of issue	38,502	—
Transaction costs	(255)	—
Accrued interest	7,521	6,167
Payment of interest	(7,685)	(6,459)
Exchange rate difference	1,429	3,774
BALANCE AS AT DECEMBER 31	89,182	49,671
Less: non-current portion	(79,709)	(44,360)
CURRENT PORTION	9,473	5,311
As at December 31, 2022, Other loans also included borrowings related to financing of research and development expenses and CIR (R&D tax credit in France) of €4.4 million (December 31, 2021: €4.7 million) as well as an amount related to CEPI of €5.2 million December 31, 2021: €3.5 million), representing payments received which are expected to be paid back in the future. For detailed information see Note 5.8.1.
5.24.2 Borrowings and other loans secured
As at December 31, 2022, €93.6 million (December 31, 2021: €54.4 million) of the outstanding borrowings and other loans were guaranteed, secured or pledged. These borrowings and other loans related to financing of research and development expenses, fixed assets and CIR (R&D tax credit in France) and have various conditions (interest rates) and terms (maturities).
5.24.3 Fair value of borrowings and other loans
For the majority of the borrowings and other loans, the fair values are not materially different from their carrying amounts, since the interest payable on those borrowings is either close to current market rates or the borrowings are of a short-term nature.
As at December 31, 2022, material differences were identified only for guaranteed other loans. Based on an estimated arms’ length interest rate of 9.82%, the fair value is €3.9 million (carrying amounts is €4.4 million).
5.25 Trade payables and accruals
Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. Trade payables are recognized initially at fair value. Short-term trade payables are subsequently measured at the repayment amount.
Trade payables and accruals include the following:

In € thousand	As at December 31,
	2022	2021
Trade payables	14,505	16,035
Accrued expenses	26,986	52,084
BALANCE AS AT DECEMBER 31	41,491	68,119
Less non-current portion	—	—
CURRENT PORTION	41,491	68,119
The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	69
5.26 Tax and employee-related liabilities
The Group recognizes a liability and an expense for bonuses. The Group recognizes a liability when it has assumed a contractual obligation or when there is a past practice that has created a constructive obligation.

€ in thousand	As at December 31,
	2022	2021
Employee-related liabilities	10,778	10,101
Social security and other taxes	4,960	7,148
BALANCE AS AT DECEMBER 31	15,738	17,249
Less non-current portion	—	—
CURRENT PORTION	15,738	17,249
5.27 Lease liabilities
Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.
The development of lease liabilities is described in Note 5.13.
The maturity of non-current lease liabilities is as follows:

€ in thousand	As at December 31,
	2022	2021
Between 1 and 2 years	2,341	25,301
Between 2 and 3 years	2,232	2,150
Between 3 and 4 years	2,286	2,214
Between 4 and 5 years	2,322	2,289
Between 5 and 10 years	9,905	10,733
Between 10 and 15 years	8,998	9,114
Over 15 years	80	1,886
NON-CURRENT LEASE LIABILITIES	28,163	53,687
Current lease liabilities	25,411	3,135
TOTAL LEASE LIABILITIES	53,574	56,822
The carrying amounts of the Group’s lease liabilities are denominated in the following currencies:

€ in thousand	As at December 31,
	2022	2021
EUR	24,694	24,650
SEK	27,314	30,657
Other	1,566	1,515
TOTAL LEASE LIABILITIES	53,574	56,822
5.28 Contract liabilities
A contract liability has to be recognized, when the customer already provided the consideration or part of the consideration, before an entity has fulfilled its performance obligation (agreed goods or services which should be delivered or provided), resulting from the “contract”.
Development of contract liabilities is presented in the table below:

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	70

€ in thousand	2022	2021
BALANCE AS AT JANUARY 1	128,758	89,636
Revenue recognition	(130,678)	(89,364)
Exchange rate differences	498	7
Addition	10,833	128,479
BALANCE AS AT DECEMBER 31	9,411	128,758
Less non-current portion	—	(4,741)
CURRENT PORTION	9,411	124,017
In 2022, revenue recognized in the amount of €116.8 million related to the APA with the European Commission (see Note 5.1), €2.3 million related to the APA with the Kingdom of Bahrain, €2.0 million related to the agreement with Instituto Butantan and €5.9 million related to the Collaboration and License Agreement with Pfizer.
In 2022, additions (amounts received for future performance obligations) amounting to €4.2 million related to the Collaboration and License Agreement with Pfizer, €2.0 million related to Instituto Butantan, and €3.8 million related to the APA with the Kingdom of Bahrain.
With regards to additions in 2021, €116.9 million were related to the APA with the European Commission to supply up to 60 million doses of VLA2001, €3.8 million were related to the APA with the Kingdom of Bahrain, and €4.7 million were related to a payment received from the DoD for IXIARO. Of the changes to the position because of revenue recognized in 2021, €87.0 million related to the UK Supply Agreement (see Note 5.1).
5.29 Refund liabilities
A refund liability has to be recognized when the customer already provided a consideration which is expected to be refunded partially or totally. It is measured at the amount the Company has an obligation to repay or amounts which did not meet the criteria for revenue recognition in the past, but there are no remaining goods and services to be provided in future.
Development of refund liabilities:

(In € thousand)	2022	2021
BALANCE AS AT JANUARY 1	254,581	111,426
Additions	52,012	159,179
Payments	(2,626)	(18,022)
Other releases	(879)	(15,198)
Revenue recognition	(169,242)	—
Interest expense capitalized	9,597	8,478
Exchange rate difference	(357)	8,718
BALANCE AS AT DECEMBER 31	143,085	254,581
Less non-current portion	(6,635)	(158,970)
CURRENT PORTION	136,450	95,611
As at December 31, 2022, €135.5 million (of which €135.5 million is current) related to the collaboration with Pfizer (see Note 5.1) and €6.6 million (of which €6.6 million is non-current) related to the expected payment to GSK related to the termination of the SAA in 2019. Revenue recognized in 2022 related primarily to the de-recognition of the previously included royalty obligation towards the UK Authority in the amount of €89.2 million and the de-recognition of the previously included CAPEX obligation towards the UK Authority in the amount of €80.0 (£70.8) million. Additions included the milestone of $25 million (€24.5 million) related to the Collaboration and License Agreement with Pfizer as well as other payments received where we have a repayment obligation.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	71
As at December 31, 2021, €79.6 million of which €75.2 million is non-current) related to the collaboration with Pfizer (see Note 5.1), €166.9 million (of which €77.3 million is non-current) related to the UK Supply Agreement (see Note 5.5.2), €6.4 million (of which €6.3 million non-current) related to the expected payment to GSK related to the termination of the SAA in 2019. Other releases related to reductions in refund liabilities in the wake of revaluations that increased contract liabilities.
Expected cash outflows for refund liabilities are disclosed under Note 5.2.5.
5.30 Provisions
5.30.1 Provisions for employee commitments

€ in thousand	As at December 31,
	2022	2021
Employer contribution costs on share-based compensation plans	3,330	26,520
Phantom shares	2,976	14,267
Retirement termination benefits	330	422
Leaving indemnities	267	—
BALANCE AS AT DECEMBER 31	6,903	41,210
Less non-current portion	1,320	8,308
CURRENT PORTION	5,583	32,901
(a)Share-based provisions
Employer contribution costs on share-based compensation plans and phantom shares are calculated at the balance sheet date using the share price of Valneva as at December 31, 2022: €6.22 (December 31, 2021: €24.5).
(b)Retirement termination benefits
Some Group companies provide retirement termination benefits to their retirees.
For defined benefit plans, retirement costs are determined once a year:
•Up to December 31, 2020, using the projected unit credit method where each period of service gave rise to an additional unit of benefit entitlement and where each unit was measured separately to determine the final obligation.
•From December 31, 2021 onward, under the new calculation method proposed by the IFRS IC and according to the updated recommendation of the ANC n 2013-02 as at December 31, 2021: under this method, when the plan provides for the payment of an indemnity to the employee, if he or she is present at the date of retirement, the amount of which depends on seniority and is capped at a certain years of service, the commitment must be calculated solely on the basis of the years of service prior to the retirement date.
The final obligation is then discounted. These calculations mainly use the following assumptions:
•a discount rate;
•a salary increase rate;
•an employee turnover rate.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.
For basic schemes and defined contribution plans, the Group recognizes the contributions as expenses when payable, as it has no obligations over and above the amount of contributions paid.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	72
Assumptions used

	As at December 31,
	2022	2021
Discount rate	3.60%	1.00%
Salary increase rate	2.50%	2.00%
Turnover rate	0% - 21.35%	0%- 21.35%
Social security rate	43.00% - 47.00%	43.00% - 47.00%
Average remaining lifespan of employees (in years)	20	22
Changes in defined benefit obligation
Present value of obligation development:

(In € thousand)	2022	2021
BALANCE AS AT JANUARY 1	422	550
Current service cost	86	77
Actuarial losses/(gains)	(178)	(205)
BALANCE AS AT DECEMBER 31	330	422
5.30.2 Other provisions

€ in thousand	As at December 31,
	2022	2021
Non-current	960	—
Current	24,714	15,806
PROVISIONS	25,674	15,806
As at December 31, 2022, €18.8 million of the provision related mainly to onerous purchase agreements related to the wind-down of COVID activities (December 31, 2021: €13.5 million). Secondly, the position comprised €5.2 million from a provision for expected legal and settlement costs under a court proceeding related to the Intercell AG/Vivalis SA merger (December 31, 2021: €2.1 million).
5.31 Other liabilities

€ in thousand	As at December 31,
	2022	2021
Deferred income	5,519	4,966
Other financial liabilities	32	44
Miscellaneous liabilities	88	8
OTHER LIABILITIES	5,639	5,019
Less non-current portion	(116)	(69)
CURRENT PORTION	5,523	4,950
As at December 31, 2022 deferred income mainly included conditional advances from government enterprise grants in Scotland, whereas as at December 31, 2021 deferred income mainly included a conditional advance payment from CEPI (see Note 5.8).

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	73
5.32 Cash flow information
5.32.1 Cash generated from operations
The following table shows the adjustments to reconcile net loss to net cash generated from operations:

€ in thousand	Note	Year ended December 31,
		2022	2021	2020
LOSS FOR THE YEAR		(143,279)	(73,425)	(64,393)
Adjustments for :
Depreciation and amortization	5.12/5.13/5.14	21,036	14,281	9,799
Write-off/impairment fixed assets/intangibles	5.12/5.13/5.14	23,249	—	140
Share-based compensation expense	5.23	(8,656)	14,509	6,328
Income tax expense/(income)	5.10	(1,536)	3,446	(909)
Dividends received from associated companies	5.16	—	—	—
(Profit)/loss from disposal of property, plant, equipment and intangible assets	5.8	38	46	10
Share of (profit)/loss from associates	5.16	(9)	5	133
Fair value losses on derivative financial instruments		—	—	—
Provision for employer contribution costs on share-based compensation plans	5.30.1	(22,933)	19,079	7,351
Other non-cash (income)/expense		14,088	(11,604)	4,470
Interest income	5.9	(260)	(249)	(119)
Interest expense	5.9	19,054	16,964	10,738
Changes in non-current operating assets and liabilities (excluding the effects of acquisition and consolidation) :
Other non-current assets		10,981	194	(2,303)
Long term contract liabilities	5.28	(5,241)	4,662	(674)
Long term refund liabilities	5.29	(154,833)	54,501	90,653
Other non-current liabilities and provisions		1,379	(3)	795
Changes in working capital (excluding the effects of acquisition and exchange rate differences on consolidation):
Inventory		84,224	(92,373)	(4,196)
Trade and other receivables		12,401	(21,349)	(24,023)
Contract liabilities	5.28	(114,603)	34,453	88,801
Refund liabilities	5.29	33,764	80,160	10,614
Trade and other payables and provisions		(14,053)	35,236	6,544
CASH GENERATED FROM OPERATIONS		(245,189)	78,532	139,759
In 2022, other non-cash (income)/expense mainly related to net foreign exchange losses. In 2021, other non-cash (income)/expense mainly related to net foreign exchange gains.
In 2020, other non-cash (income)/expense included €3.3 million of expenses from disposal of VLA15 (see Notes 5.1 and 5.12), €1.6 million of income from a revaluation of lease liabilities and right of use assets and €2.6 million of net foreign exchange losses.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	74
The following table shows the adjustments to reconcile profit/loss from the disposal of property, plant, equipment and intangible assets to proceeds from the disposal of fixed assets:

€ in thousand	Year ended December 31,
	2022	2021	2020
Net book value	46	46	34
Loss on disposal of fixed assets	(38)	(46)	(10)
PROCEEDS FROM DISPOSAL OF PROPERTY, PLANT, EQUIPMENT AND INTANGIBLE ASSETS	8	—	24
5.32.2 Reconciliation of liabilities arising from financing activities
The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were (or future cash flows will be) classified in the Group’s consolidated statement of cash flows as cash flows from financing activities. For development of lease liabilities, see Note 5.13.

(In € thousand)	Bank borrowings	Other loans	Total
BALANCE AS AT JANUARY 1, 2021	—	53,363	53,363
Repayments	—	(1,956)	(1,956)
Additions, net of transaction costs	—	859	859
Foreign exchange movements	—	3,998	3,998
Other changes[8]	—	1,570	1,570
BALANCE AS AT DECEMBER 31, 2021	—	57,834	57,834

BALANCE AS AT JANUARY 1, 2022	—	57,834	57,834
Repayments	—	(1,793)	(1,793)
Additions, net of transaction costs	—	39,331	39,331
Foreign exchange movements	—	2,073	2,073
Other changes[8]	—	1,362	1,362
BALANCE AS AT DECEMBER 31, 2022	—	98,806	98,806

8Other changes include interest accruals and payments.
5.33 Commitments and contingencies
As at December 31, 2022, there were €9.9 million of capital expenditure contracted, mainly related to manufacturing sites for the COVID-19 vaccine candidate (December 31, 2021: €23.6 million).
5.33.1 Other commitments, pledges and guarantees
The other commitments relate to minimum payments consist of:

€ in thousand	As at December 31,
	2022	2021
Loans and grants	49	143
Royalties	8,262	8,941
OTHER COMMITMENTS	8,311	9,084

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	75
The pledges consist of:

€ in thousand	As at December 31,
	2022	2021
Pledges on consolidated investments	28,247	19,901
Pledges on bank accounts	284,889	292,257
Pledges on receivable	219,494	344,519
GUARANTEES AND PLEDGES	532,630	656,677
5.33.2 Contingencies and litigations
Following the merger between the companies Vivalis SA and Intercell AG in 2013, certain former Intercell shareholders initiated legal proceedings before the Commercial Court of Vienna to request a revision of either the cash compensation paid to departing shareholders or the exchange ratio between Intercell and Valneva shares used in the merger. In October 2021, a court-appointed expert recommended an increase in the cash compensation as well as further valuation work on the exchange ratio. In April 2022, this expert presented the result of its work on the exchange ratio; however, the final outcome will depend on the court’s position on a couple of legal points. The Company therefore assessed the probability of several scenarios and decided to hold a provision of €5.2 million to cover the reassessed risk and potential legal costs (December 31, 2021: €2.1 million). €3.1 million of additional expenses related to this litigation was included in “other expenses” in the period ended December 31, 2022.
In July 2016, a claim for additional payment was raised and litigation was filed in December 2016, in connection with the 2009 acquisition of Humalys SAS, from which the Company had acquired a technology, which was later combined with other antibody discovery technologies and spun off to BliNK Biomedical SAS in early 2015. Former shareholders of Humalys claimed additional consideration as a result of the spin-off transaction. A first instance decision in the Humalys case is expected in the third quarter of 2023. After consultation with its external advisors the Company believes that this claim is unsubstantiated, and the filed litigation is not likely to succeed in court. Detailed information on the potential specific financial consequences, which might result from a successful claim could adversely affect the Company’s ability to defend its interests in this case and therefore is not provided, in accordance with IAS 37.92.
5.34 Related-party transactions
5.34.1 Rendering of services

In € thousand		Year ended December 31,
	2022	2021	2020
Provision of services:
Operating activities	1,200	231	187
Financing activities	8	—	—
PROVISION OF SERVICES	1,208	231	187
Services provided by Valneva to Groupe Grimaud La Corbière SAS, a significant shareholder of Valneva, are considered related party transactions and consist of services within a collaboration and research license agreement and of the provision of premises and equipment and sale of patents and cells.
Operating activities amounting to €1.2 million included Valneva’s agreement with Vital Meat SAS (an affiliate of Group Grimaud La Corbière SAS) according to which Valneva transferred certain assets (patent and cell lines) to Vital Meat SAS for a consideration of €1.0 million.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022	76
From June 2022 onward, Bpifrance qualifies as related party, as Bpifrance is a shareholder of Valneva with significant influence through membership on the Company's Supervisory Board. A financing of receivables from the French Tax Authorities relating to the Research Tax Credit 2021, previously domiciled and assigned to Bpifrance, amounting to 80% of the amount of the assigned receivables, was granted in November 2022 until July 31, 2023. The amount borrowed is €1.4 million. A commitment fee of 0.5% as well as interest at the EURIBOR one month average rate of the previous month (the rate mentioned is a variable rate deducted at —% if it were to be negative) plus 1.7% per annum were charged for an amount of €8,000 at December 31, 2022.
5.34.2 Key management compensation
The aggregate compensation of the members of the Company’s Management Board included the following:

€ in thousand		Year ended December 31,
	2022	2021	2020
Salaries and other short-term employee benefits[9]	2,821	1,930	2,950
Other long-term benefits	45	24	18
Share-based payments (expense of the year)	722	856	1,786
KEY MANAGEMENT COMPENSATION	3,588	2,809	4,755

9In 2020 leaving indemnities of 0.9 million have been included.
5.34.3 Supervisory Board compensation
In 2022, the aggregate compensation of the members of the Company’s Supervisory Board amounted to €0.4 million  (2021: €0.3 million, 2020: €0.2 million). In the year 2017, the Company granted equity warrants to members of the Supervisory Board, which were fully exercised in 2022. For more information, see Note 5.23.
5.35 Events after the reporting period
No events that are expected to have a material effect on the financial statements occurred after the reporting period.