Form 20-F/A
period 2022-12-31
Valneva SE
filed 2023-08-11
CIK 1836564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)
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

EXPLANATORY NOTE

Valneva SE (the “Company”) is filing this Amendment No. 1 (the “Amendment”) on Form 20-F/A to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on March 30, 2023 (the “Original 20-F”), for the purpose of filing revised versions of Exhibits 12.1 and 12.2 filed with the Original 20-F.

The Company is filing revised exhibits solely in order to include in the certifications set forth in the Exhibits the reference to internal control over financial reporting in the introductory language to paragraph 4 and in paragraph 4(b), which language was inadvertently omitted from the certifications when originally filed. The Amendment does not reflect events occurring after the date of the filing of the Original 20-F or modify or update any of the other disclosures contained therein in any way. Accordingly, the Amendment should be read in conjunction with the Original 20-F. The Amendment consists solely of the preceding cover page, this explanatory note, the signature page and paragraphs 1, 2, 4 and 5 of each of the revised certifications filed as exhibits to the Amendment. Because no financial statements have been included in this Amendment, paragraph 3 of each of the certifications set forth in the Exhibits has been omitted.

Item 19. Exhibits

Exhibit Number	Description of Document
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
*    Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
VALNEVA S.E.
By: /s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer
Date: August 10, 2023