Form 20-F
period 2023-12-31
Valneva SE
filed 2024-03-22
CIK 1836564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________
Commission File Number 001-40377
Valneva SE
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)
France
(Jurisdiction of incorporation or organization)
6 rue Alain Bombard
44800 Saint-Herblain, France
(Address of principal executive offices)
Thomas Lingelbach
Chief Executive Officer, Valneva SE
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares: 138,912,142 outstanding as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes    ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past
90 days.    ☒ Yes    ☐ No
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
“Valneva,” the Valneva logo, “IXIARO,” “JESPECT,” “DUKORAL”, “IXCHIQ” and other trademarks or service marks of Valneva SE of any of our business partners appearing in this Annual Report are the property of Valneva, its subsidiaries or its business partners, as applicable. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies.
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•timing and expected outcomes of clinical trials and pre-clinical studies, particularly with respect to the Phase 3 clinical trial of our Lyme disease vaccine candidate VLA15 as well as the ongoing Phase 2 and 3 clinical trials and the planned Phase 4 clinical trials of our approved chikungunya vaccine IXCHIQ;
•the likelihood, timing, and expected outcomes of regulatory filings and approvals, including, in the short-term, potential approval of the chikungunya vaccine candidate VLA1553 in other markets such as Europe, Canada, and Brazil and in the mid-term, potential filings and approvals of VLA15;
•our ability to successfully market IXCHIQ in the United States and other markets where it may be approved;
•our expectations and forecasts for sales of our approved products, particularly IXCHIQ, and estimates of market opportunity for our approved products and vaccine candidates;
•our ability to expand, develop, and advance our pipeline of product candidates;
•our ability to supply a sufficient quantity of our products and product candidates and to safely and effectively scale up our manufacturing capabilities, including at our Almeida manufacturing facility in Scotland;
•expected benefits of our approach to vaccine development, particularly with respect to our vaccine candidates in development;
•the potential safety and effectiveness of our vaccine candidates in development;
•the effects of any pandemics on our sales and operations, including our expectations and assumptions regarding the resumption of travel and the future demand for travel vaccines;
•the effectiveness and profitability of our collaborations and partnerships, our ability to maintain our current collaborations and partnerships and our ability to enter into new collaborations and partnerships;
•our expectations related to future milestone and royalty payments and other revenue under our collaborations and partnerships;
•our ability to meet our obligations under our various collaboration, partnership, and distribution arrangements;
•the effects of increased competition as well as innovations by new and existing competitors in our industry;
•our ability to obtain, maintain, protect and enforce our intellectual property rights and proprietary technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
•regulatory developments in the United States, Europe, and other countries, including regulatory developments relating to environmental, social, and governance issues;

•statements regarding future revenue, cash situation, hiring plans, expenses, capital expenditures, capital requirements, and stock performance; and
•other risks and uncertainties, including those listed in the section of this Annual Report titled “Item 3.D—Risk Factors.”
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
You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
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
•Our future success is substantially dependent on the successful clinical development, regulatory approval, and commercialization of our product candidates in a timely manner. This risk is heightened in the short-term given that we have applied for regulatory approval of our chikungunya vaccine candidate VLA1553 in Europe, Canada, and Brazil and our Lyme disease vaccine candidate is undergoing Phase 3 clinical trials. If we are not able to obtain the regulatory approvals we target, whether as a result of clinical trials results or other factors, we will not be able to commercialize our product candidates according to our plans or at all, and our ability to generate product revenue will be adversely affected. Delays in clinical development may also lead to delays in our expected regulatory and commercial timelines, which could materially impact our business plans and our financial projections.
•Our products are aimed at diseases that largely threaten travelers. If international travel is substantially disrupted, as it was at the height of the COVID-19 pandemic or may be in future due to a similar event, this will significantly adversely affect the sale of these vaccines. Additionally, future outbreaks of disease, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites, or other business operations, could materially affect our operations globally and at our clinical trial sites, as well as the business or operations of our manufacturers, CROs, or other third parties with whom we conduct business.
•We require ongoing funding to finance our operations. If we are unable to raise capital to complement the Company’s cash when needed, we could be forced to delay, reduce, or terminate certain of our planned investments, including in development programs or other parts of our operations.
•Our future growth depends on continuing to build our pipeline of product candidates. If we are unable to progress existing clinical-stage and pre-clinical stage product candidates or to initiate new clinical or pre-clinical programs, this could have a material impact on our business plans and financial projections.
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
•We rely primarily on our manufacturing facilities and rely in part on third parties’ manufacturing facilities as the source of manufacturing for our products and for certain of our product candidates.
•The terms of our financing arrangements place restrictions on our operating and financial flexibility.
•We may face competition, and our competitors may have significantly greater resources and experience, which may negatively impact our commercial opportunities.
•We are dependent on single source suppliers for some of the components and materials used in our products.
•We may encounter difficulties in managing our growth, which could disrupt our operations.
•If we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence, and depress the market price of our securities.
•Our information systems and data, and those of third-parties connected to us, are vulnerable to cyber attacks and security breaches which could have a material impact on our operations, reputation, and/or financial results.
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
We have previously incurred significant net losses. Our net loss was €101.4 million, €143.3 million and €73.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had an accumulated net loss of €551.7 million. We expect to continue to incur significant expenses and we may incur substantial operating losses over the next several years. Since inception, we have devoted a significant amount of our efforts to identifying, researching and conducting pre-clinical and clinical activities of our product candidates, building our manufacturing capabilities, building our commercial and sales infrastructure, organizing and staffing our company, business planning, raising capital, and establishing our intellectual property portfolio. The net losses we incur may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially if, and as, we:
•continue the ongoing and planned development of our product candidates, including the Phase 4 clinical trials of our approved product IXCHIQ;
•initiate, conduct and complete any ongoing, anticipated, or other future pre-clinical studies and clinical trials, which may be subject to changes in design and cost;
•seek marketing approvals for any product candidates that successfully complete clinical trials;
•commercialize any current or future product candidate for which we may obtain or have recently obtained marketing approval, particularly IXCHIQ;
•invest in our manufacturing facilities;
•seek to discover and develop additional product candidates, including via partnerships or asset acquisition;
•maintain, protect and expand our intellectual property portfolio;
•hire additional sales, clinical, regulatory, administrative, and scientific personnel;
•add operational, financial, and management information systems, legal entities, and personnel, including personnel to support our product development and current and future commercialization efforts;

•experience delays or interruptions to pre-clinical studies, clinical trials, our receipt of services from third-party service providers, or our supply chain due to other events, including military conflicts in Ukraine and Israel;
•market and distribute vaccines for new third parties;
•take steps to comply with new regulatory obligations, including those relating to sustainability such as the European Corporate Sustainability Reporting Directive (CSRD), the European Corporate Sustainability Due Diligence Directive (CSDDD), and the climate disclosure rules adopted by the U.S. Securities and Exchange Commission in March 2024; and
•incur ongoing costs associated with operating as a public company on both Euronext Paris and Nasdaq.
Our ability to be profitable in the future will largely depend on our ability to generate sales of our commercial products and to obtain regulatory approval for and commercialize our product candidates. We have historically been substantially dependent on sales of two commercial products, DUKORAL and IXIARO, for revenue. Our chikungunya vaccine IXCHIQ has been approved in the United States but has not yet been approved in Europe or Canada, and we have only recently begun commercial sales of IXCHIQ. We anticipate that if the Phase 3 trial of our Lyme disease vaccine candidate is successful, Pfizer will apply for approval in 2026. Unless and until we obtain the regulatory approvals required to commercialize our product candidates in line with our plans, the likelihood and amount of our future operational losses will depend, in part, on the successful manufacturing and commercialization of our approved products, the pace and amount of our future expenditures, and our ability to obtain funding through milestone or royalty payments under license and collaboration agreements, equity or debt financings, strategic collaborations, and government grants and tax credits. Additionally, our future revenues will depend upon the size of any markets in which our products or product candidates have received approval, and market acceptance, reimbursement from third-party payors, and market share. For example, although we received several regulatory approvals for VLA2001, our vaccine against the SARS-CoV-2 virus causing COVID-19, we were not able to generate sales in our target markets and ultimately discontinued the product. We expect that our main sources of income for the near- and medium-term will be revenue from sales of our approved products and third-party products, revenue from licensing and service agreements, and grants.
Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, we are unable to accurately predict the timing or amount of expenses or when, or if, we will be able to achieve or maintain profitability. If we are required by regulatory authorities to perform studies in addition to those expected (for example, the Phase 4 clinical trials of IXCHIQ which were mandated by the FDA in connection with approval of IXCHIQ in the United States), or if there are any delays in the initiation and completion of our clinical trials, particularly the Phase 3 clinical trial for our Lyme disease vaccine candidate, or any delays in the development of any of our product candidates, our expenses could increase.
Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business, or continue our operations.
We market our products primarily to travelers to regions where the targeted diseases are endemic. If international travel is substantially disrupted, this will significantly adversely affect the sale of these vaccines.
We market IXCHIQ, DUKORAL and IXIARO primarily to travelers to particular regions. During the COVID-19 pandemic, travel significantly decreased worldwide, and sales of DUKORAL and IXIARO decreased significantly in 2020 and 2021, adversely impacting our financial results. While international travel has resumed significantly, if another disruption causes a substantial decrease in international travel, our revenues will be significantly adversely affected, and we may not be able to finance our operations and continue the development of one or more of our vaccine candidates without additional financing.
Sales of DUKORAL and IXIARO and, in the future, IXCHIQ, may also be impacted by competition from other approved vaccines, as described further in these risk factors and in Item 4 of this Annual Report.
We may require additional funding to finance our operations and achieve our strategic ambitions. If we are unable to raise capital when needed, we could be forced to delay, reduce, or terminate certain of our planned investments, including development programs or other parts of our operations.
As of December 31, 2023, we had total assets of €460.1 million, including cash and cash equivalents of €126.1 million. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Moreover, it is particularly difficult to estimate with certainty our future expenses given the dynamic and rapidly evolving nature of our business. Investment in product development in the healthcare industry, including of biopharmaceutical products, is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval, and become commercially viable. To date, we have funded a substantial portion of our operations through sales of equity securities, including our U.S. initial public offering and European private placement in May 2021 and our global offerings in November 2021 and October 2022, as well as an equity subscription agreement with Pfizer in June 2022 for €90.5 ($95) million. We have also received substantial funding through upfront payments from collaboration and research agreements and the Financing Agreement with Deerfield and OrbiMed, described further below. Additionally, in February 2024, we sold the Priority Review Voucher received in connection with the approval of IXCHIQ for $103 million. We may need to raise additional capital to complete the development and commercialization of our product candidates and fund certain of our existing manufacturing and other commitments. We expect to finance our cash needs through public or private equity or debt financings, third-party (including government) funding, and marketing and distribution arrangements, as well as other collaborations, strategic alliances, and licensing arrangements, or any combination of these approaches. Our future capital requirements will depend on many factors, including:
•the timing, progress, and results of our ongoing pre-clinical studies and clinical trials of our product candidates, particularly the Phase 3 clinical trial of our Lyme disease vaccine candidate and the Phase 4 clinical trials of our approved product IXCHIQ;
•the costs, timing, and outcome of regulatory review and approval of our product candidates, including the review of VLA1553 by the European Medicines Agency, Health Canada and Anvisa;
•the scope, progress, results, and costs of pre-clinical development, laboratory testing, and clinical trials of other product candidates that we may pursue, including the cost of acquiring other product candidates;
•our ability to establish and maintain collaboration, license, grant, and other similar arrangements, such as our partnership with Pfizer, and the financial terms of any such arrangements, including timing and amount of any future milestones, royalty, or other payments due thereunder;
•the costs and timing of current and future commercialization activities, including product manufacturing, marketing, sales, and distribution, for our current products and any of our product candidates for which we receive marketing approval;
•the revenue received from commercial sales of our products and any product candidates for which we receive marketing approval, and the impact of any future disruptor of international travel on such revenues;
•the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property rights, and defending any intellectual property-related claims;
•any expenses needed to attract, hire, and retain skilled personnel;
•the costs of operating as a public company in both France and the United States;
•the extent to which we acquire or in-license other companies’ product candidates and technologies; and
•the rate of inflation or other market factors that impact our costs.
Identifying potential product candidates and conducting pre-clinical testing and clinical trials is a time-consuming, expensive, and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales for our product candidates in development. In addition, our product candidates, if approved, may not achieve commercial success. For example, although we received several regulatory approvals for VLA2001, our vaccine against the SARS-CoV-2 virus causing COVID-19, we were not able to generate sales in our target markets and ultimately discontinued the product. Accordingly, we may need or choose to seek additional financing to achieve our business objectives.
Global financial markets have been negatively impacted as a result of the COVID-19 pandemic and ongoing military conflicts. If these disruptions persist or deepen, or if other global events have a significant impact on the global financial markets, we could experience an inability to access additional capital or an increase in our costs of borrowing, which could in the future negatively affect our capacity for certain corporate development transactions or our ability to make other important, opportunistic investments. Adequate additional financing may not be available to us in sufficient amounts or on acceptable terms, or at all. Additionally, investors are increasingly using sustainability and ESG criteria to evaluate possible investments, and we cannot guarantee that we will be able to implement effective sustainable practices that will make us attractive for such investors, in a timely fashion or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce, or altogether terminate certain of our research and development programs or future commercialization efforts, which may adversely affect our business, financial condition, results of operations, and prospects. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.
Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Under French law, our share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting on the basis of a report from the Board of Directors. In addition, the French Commercial Code imposes certain limitations on our ability to price certain offerings of our share capital without preferential subscription rights (droit préférentiel de souscription), which limitation may prevent us from successfully completing any such offering.
Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ordinary shares or the ADSs to decline. The sale of additional equity or convertible securities would dilute our shareholders. We may seek funds through arrangements with collaborative partners or otherwise at an earlier stage of product development than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates at an earlier stage of development or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, prospects, financial condition, and results of operations.
The terms of our financing arrangements place restrictions on our operating and financial flexibility.

In February 2020, we entered into a debt financing agreement, or the Financing Agreement, with Deerfield and OrbiMed. The loans bear interest at 9.95% that, due to the quarterly interest calculation method applied, results in an aggregate annual interest paid of 10.09%. As of December 31, 2023, we had $200 million (€180.0 million) drawn down in four tranches under the Financing Agreement, including an additional $100 million (€90.0 million) made available to us in an amendment signed in August 2023. This additional loan will mature in the third quarter of 2028, and repayments begin in the first quarter of 2027. The original loan of $100 million will mature in the first quarter of 2027, and repayments begin in the first quarter of 2026.
The Financing Agreement contains covenants for minimum revenue and liquidity which are currently set to €115 million and €35 million, respectively. As a result of deferred recognition of revenues and the effects of COVID-19 on product sales, we were previously at risk of not meeting the minimum revenue covenant and have amended these covenants several times since 2020. If our consolidated net revenues (excluding grants) or our liquidity were to fall below the amounts required, this would constitute an event of default that could trigger various consequences. For example, the interest rate on the loans could increase by up to 10 additional interest points if the duration of the default is longer than 15 days, or we could be required to immediately repay the full principal amount of the loans, including all fees and interest associated with repayment.
Compliance with these covenants under the Financing Agreement may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders. For example, if we fail to meet our minimum liquidity covenants and we are unable to raise additional funds or obtain a waiver or other amendment to the Financing Agreement, we may be required to delay, limit, reduce, or terminate certain of our clinical development efforts. In addition, if we were unable to pay the full amount due in case of certain events of default, our lenders could exercise their rights to take possession and dispose of the collateral, which includes substantially all of our intellectual property, securing the Financing Agreement for their benefit. Our business, financial condition, and results of operations could be substantially harmed if this occurs.
Additionally, we announced in February 2022 that Valneva Scotland had received two grants worth up to £20 million (approximately €23.9 million) from Scottish Enterprise, Scotland’s national economic development agency, to support research and development relating to the manufacturing processes of our COVID-19 vaccine and our other vaccine candidates. Following the termination of our COVID-19 vaccine program, in May 2023 we amended the grant relating to this program to reduce the available funding by £0.7 million and to adjust how the funds will be used. The funds under these grants will be received over three years, beginning in March 2022. Valneva SE has provided a parent guarantee in connection with these grants, and if we fail to comply with the terms of the grants, Scottish Enterprise may stop payments under the grants and require repayment of the funds provided to date. As of the date of this Annual Report, we have received €11.1 million (£9.6 million) of grant funds from Scottish Enterprise.
Risks Related to the Development and Commercialization of Our Product Candidates
Our future success is substantially dependent on the successful clinical development, regulatory approval, and commercialization of our product candidates in a timely manner. If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate product revenue will be adversely affected. Delays in clinical development may also lead to delays in our expected regulatory and commercial timelines, which could materially impact our business plans and our financial projections.
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
Our business is particularly dependent on our ability to obtain additional regulatory approvals for IXCHIQ, our chikungunya vaccine, on the timelines we expect. The FDA approved IXCHIQ on November 9, 2023, and review by Health Canada, the EMA and Anvisa (in Brazil) is ongoing. If the decisions of these agencies regarding the approval of IXCHIQ is delayed beyond our expectations or is negative, it would have a significant impact on our business plans and our results of operations. A delay in additional regulatory approvals could occur if, for example, the EMA revokes the accelerated assessment of VLA1553 as a result of our failure to provide requested information according to the EMA’s timelines or for other reasons. In addition, the U.S. Centers for Disease Control’s Advisory Committee for Immunization Practices, or ACIP, issued recommendations relating to vaccination against chikungunya in February 2024. The scope of the recommendation is narrower than the label for IXCHIQ in the United States. There is a high reliance on shared clinical decision-making for IXCHIQ vaccination, and decisions to vaccinate depend on high awareness of risk factors on both the traveler and healthcare practitioner sides. The ACIP recommendation could decrease the demand relative to a broader recommendation for vaccination and could impact IXCHIQ’s commercial success.
While we have obtained regulatory approval in major markets for four of our products, we may not be able to obtain regulatory approval of the product candidates we are currently developing or may seek to develop in the future, at all, in all of the desired markets, for all of the desired labels, or within the timelines expected. Neither we nor any current or future collaborator is permitted to market any product candidates in any geography until we or our collaborators receive regulatory approval from the applicable regulatory agency. The time required to conduct clinical trials and obtain approval or other marketing authorizations from regulatory authorities is unpredictable, typically takes many years, and depends upon numerous factors, including the discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions.
Prior to obtaining approval to commercialize any product candidate in a particular geography, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the applicable regulatory authority, that such product candidate is safe and effective for its intended uses. Results from pre-clinical studies and clinical trials can be interpreted in different ways. Even if we believe that the pre-clinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the regulatory authorities. Approval by one regulatory authority does not guarantee approval by another regulatory authority, with the same scope or at all, on the basis of the same data. Additionally, regulatory authorities may also require us to conduct additional pre-clinical studies or clinical trials for our product candidates prior to approval or may object to elements of our clinical development program, requiring their alteration. Furthermore, in some jurisdictions such as the EU, initiating Phase 3 clinical trials and clinical trials in the pediatric population is subject to a requirement to obtain approval or a waiver from the competent authorities of the EU Member States and/or the EMA. If we do not obtain such approval, our ability to conduct clinical trials and obtain marketing authorizations may be impaired, and our business may be adversely impacted.
Of the large number of products in development, only a small percentage successfully complete regulatory authorities’ approval processes and are commercialized. The lengthy approval or marketing authorization process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approvals or marketing authorizations to market our product candidates, which would significantly harm our business, financial condition, results of operations, and prospects.
Even if we eventually complete clinical testing and receive approval of our product candidates, regulatory authorities may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-market clinical trials. For example, the FDA’s approval of IXCHIQ is conditioned upon our completion of two Phase 4 clinical trials. The timely completion of these trials will require successful coordination with regulatory agencies, who will need to approve the proposed plans, and with local partners. Additionally, execution of the Phase 4 clinical trials will require approval of IXCHIQ in Brazil. Regulatory authorities may also provide approval for a product candidate for a more limited indication or patient population than we originally request and may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay, inhibit, or prevent commercialization of that product candidate and would adversely impact our business and prospects.
In addition, regulations and policies may be added or revised in the EU, the U.S., or other jurisdictions, which may prevent or delay approval of our future product candidates under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain regulatory approvals, increase the costs of compliance, or restrict our ability to maintain any marketing authorizations we may have obtained.
Successful commercialization of our products depends on numerous factors, some of which may be outside of our control.
Successful commercialization of newly approved products, such as IXCHIQ, will depend on a number of factors, including:
•Developing the commercial organization to support commercialization of the product or entering into partnerships for commercialization in certain geographies;
•Establishing a commercially viable pricing structure;
•Obtaining approval for coverage and adequate reimbursement from third-party and government payors, including government health administration authorities; and
•Generating knowledge of and demand for our products.
Successful commercialization of any of our products depends on various factors, including continued demand for the product, the ability of us or our third-party manufacturing partners to manufacture sufficient quantities of the product in response to demand, and the cost of the product. For example, we have experienced shortages of IXIARO and DUKORAL relative to the demand, resulting in losses of potential sales.
Additionally, our current marketing strategy includes partnering with third parties for the commercialization of approved products in certain geographies, and we cannot guarantee that we will be able to enter into or maintain such relationships. For example, our partnership with Bavarian Nordic for the distribution of IXIARO and DUKORAL in Germany, one of our key markets, will terminate at the end of 2025.
If we are unable to successfully commercialize our product candidates, including through contracting with third parties, we may not be able to generate sufficient revenue to continue our business.
Success in pre-clinical studies or earlier clinical trials may not be indicative of results in future clinical trials, and we cannot assure you that any ongoing, planned, or future clinical trials will lead to results sufficient for the necessary regulatory approvals.

Success in pre-clinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Pre-clinical and proof-of-concept studies and Phase 1 clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics, and to understand the side effects of product candidates at various doses and schedules. Success in pre-clinical studies and earlier clinical trials does not ensure that later efficacy trials will be successful, nor does it predict final results of clinical trials and initial or continued regulatory approval. We cannot guarantee that our ongoing clinical trials will produce data consistent with those of prior trials, nor can we guarantee that positive data from the VLA1553-321 clinical trial in adolescents will result in an expansion of IXCHIQ’s approval in the U.S. to allow vaccination of adolescents. There can be significant variability in safety or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols, and the rate of dropout among clinical trial participants. Our product candidates may fail to show the desired characteristics in clinical development sufficient to obtain or maintain regulatory approval, despite positive results in pre-clinical studies, successful advancement through earlier clinical trials, or initial data that we may publish, which may materially change as clinical trials progress.
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
In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. As an organization, we may be unable to design and execute a clinical trial to support regulatory approval, including conditional approval or emergency use authorization for any given current or future product candidate. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving positive results in pre-clinical testing and earlier clinical trials. Data obtained from pre-clinical and clinical activities are subject to varying interpretations, which may delay, limit, or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy or results of audits of clinical trial partners by regulatory authorities during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations, and prospects.
Clinical product development involves a lengthy and expensive process. We may incur additional costs and encounter substantial delays or difficulties in our clinical trials that could delay or prevent the commercialization of our product candidates.
We may not commercialize, market, promote, or sell any product candidate in any geography without obtaining marketing approval from the relevant regulatory authority, and we may never receive such approvals. The time required to obtain approval by any regulatory authority is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans and will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must complete pre-clinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, is difficult to design and implement, can take many years to complete, and is uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. For example, following Pfizer’s decision in February 2023 to discontinue approximately half of the participants then enrolled in the Phase 3 trial of our Lyme disease vaccine candidate as a result of violations of Good Clinical Practice, or GCP, at certain trial sites run by a third party, the target for submission of a BLA shifted from 2025 to 2026. Timely completion of the ongoing Phase 3 trial will depend on timely administration of the booster vaccination to participants in the first cohort and of the primary vaccination to participants in the second cohort. Any delays of clinical trials would lead to delays in the regulatory approval process, increase development costs, and could lead to a negative perception of Valneva or the product candidate.
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
•the number of subjects required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or fail to return for follow-up, or we may fail to recruit suitable subjects to participate in a trial;
•difficulty collaborating with investigators;
•failure by our CROs, partners, other third parties, or us to adhere to clinical trial requirements;
•negative or inconclusive results of clinical trials of our product candidates;
•imposition of a clinical hold by regulatory authorities, as a result of a serious adverse event or concerns with a class of product candidates, after an inspection of our clinical trial operations, trial sites or manufacturing facilities, after review of an investigational new drug application, or IND, or IND amendment, after an application for the authorization of a clinical trial or related amendment, or equivalent application or amendment, or after the finding that the investigational protocol or plan is clearly deficient to meet its stated objectives;
•occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;
•changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;
•changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;
•decisions made by us or requirements imposed by regulators to conduct additional clinical trials or abandon product development programs; or
•disruptions caused by man-made or natural disasters, public health pandemics or epidemics, global instability, or other business interruptions.
In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional testing to bridge our modified product candidate to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved, or allow our competitors to bring competing products to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations, and prospects.
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
•have regulatory authorities withdraw, vary, or suspend their approval of the product or impose restrictions on its distribution in the form of a risk evaluation and mitigation strategy, or REMS, or foreign equivalent;
•be subject to the addition of labeling statements, such as warnings or contraindications;
•become subject to product liability litigation; or
•experience damage to our reputation.
Our product development costs will also increase if we experience delays in testing or obtaining marketing approvals. The risk of increased development costs is more pronounced for our Lyme disease vaccine candidate given that it is currently in Phase 3 clinical trials. We do not know whether any of our pre-clinical studies or clinical trials will begin as planned, need to be restructured, or be completed on schedule, if at all. Any inability to successfully complete pre-clinical and clinical development could result in additional costs to us or impair our ability to generate revenue from future product sales or other sources.
Regulatory authorities have discretion in the approval process and determining when or whether regulatory approval will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support approval by any regulatory authority. Further, we or our partners, the competent authorities of individual EEA countries, the FDA or other regulatory authorities, or an institutional review board or ethics committee may suspend our clinical trials at any time if it appears that we or our collaborators are failing to conduct a trial in accordance with regulatory requirements, including the FDA’s current GCP regulations or equivalent regulations in the EEA or other foreign countries, that we are exposing participants to unacceptable health risks, or if the relevant authorities find deficiencies in our INDs or our applications for the authorization of clinical trials, respectively, or in the conduct of these trials. Moreover, we may not be able to file INDs or applications for the authorization of clinical trials to commence additional clinical trials on the timelines we expect because our filing schedule is dependent on further pre-clinical and manufacturing progress. Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be negatively impacted, and our ability to generate revenue from our product candidates may be delayed.
Enrollment and retention of subjects in clinical trials is an expensive and time-consuming process and could be delayed, made more difficult, or rendered impossible by multiple factors outside our control.
Identifying and qualifying subjects in a timely manner to participate in our clinical trials is critical to our success. We may encounter difficulties in enrolling subjects in our clinical trials, and such difficulties may delay or prevent development, approval, and commercialization of our product candidates. Even once enrolled, we may be unable to retain a sufficient number of subjects to complete any of our trials. Subject enrollment and retention in clinical trials depends on many factors, including the nature of the trial protocol, the existing body of safety and efficacy data, the number and nature of competing vaccines already in the market, and ongoing clinical trials of competing vaccine candidates for the same indication, the proximity of subjects to clinical sites, and the eligibility criteria for the trial. In addition, enrollment and retention of subjects in clinical trials could be disrupted by man-made or natural disasters, public health events such as pandemics, or other business interruptions. In addition, public perception of a specific clinical trial or of vaccine safety issues may adversely influence willingness of subjects to participate in clinical trials. Additionally, granted emergency use authorizations, or EUAs, may saturate the marketplace prior to our advancement or commercialization, as allowed, for any of the vaccine areas in which we are developing products.
Any negative results we or other study sponsors may report in clinical trials of our product candidates may make it difficult or impossible to recruit and retain subjects in other clinical trials of that same product candidate. Delays or failures in planned subject enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop our product candidates or could render further development impossible. In addition, we may rely on CROs and clinical trial sites to ensure proper and timely conduct of our current and future clinical trials and, while we enter into agreements governing their services, we will be limited in our ability to ensure their actual performance, including adherence to GCP, and any issues with their performance could have substantial negative effects on our clinical development programs.
The development of additional product candidates is risky and uncertain, and we can provide no assurances that we will be able to successfully develop additional vaccines for other diseases.
A core element of our business strategy, particularly in 2024, is to expand our product pipeline. Following the FDA’s approval in November 2023 of the BLA for our chikungunya vaccine and given that the Phase 3 clinical trial of our Lyme disease vaccine candidate is ongoing, we are evaluating the possibilities for the other clinical and preclinical candidates in our pipeline as well as the possibilities for acquiring candidates from third parties or partnering with third parties to co-develop candidates. Efforts to identify, acquire or in-license, and then develop product candidates require substantial technical, financial, and human resources, whether or not any product candidates are ultimately identified. Our efforts may initially show promise in identifying potential product candidates yet fail to yield product candidates for clinical development, approved products, or commercial revenue for many reasons, including the following:
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
•a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•a product candidate may not be accepted as safe and effective by physicians, patients, the medical community, or third-party payors.
We have limited financial, manufacturing, and management resources and, as a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater market potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing, or other royalty arrangements in circumstances under which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. In addition, we may not be successful in replicating our approach to development for other disease indications. If we are unsuccessful in identifying and developing additional product candidates or are unable to do so, our business and shareholder value may be harmed.
Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences following any potential marketing approval.
During the conduct of clinical trials, subjects report changes in their health, including illnesses, injuries, and discomforts, to their physician. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions. If subjects in our clinical trials experience any side effects, and if regulatory authorities determine that such side effects are being caused by our vaccine candidates, they may require additional testing to confirm these determinations.
In addition, it is possible that as we test our product candidates in larger, longer, and more extensive clinical trials, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts, and other adverse events that were not observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in large-scale pivotal trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that any of our product candidates have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked, which would harm our business, financial condition, results of operations, reputation, and prospects.
If the market opportunities for our products and product candidates are smaller than we believe they are or any approval we obtain is based on a narrower definition of the patient population, our business may suffer.
We currently focus our efforts on commercialization of our approved products for prevention of chikungunya, Japanese encephalitis, and cholera. Our estimated market opportunity, pricing estimates, and available coverage and reimbursement may differ significantly from the actual market addressable by our products and product candidates. Our estimates with respect to market opportunity are based on our beliefs, assumptions, and analyses. These estimates have been derived from a variety of sources, including the scientific literature, patient foundations, or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of the diseases we are targeting, and the number of patients may turn out to be lower than expected. In addition, the disease for which we are developing a product vaccine may cease to be a public health concern. Likewise, the potentially addressable patient population for each of our products or product candidates may be limited or may not be receptive to receiving our vaccines or vaccine candidates, and new patients may become increasingly difficult to identify or access. This may be due in part to reputational challenges that the vaccine industry is facing related to the growing momentum of the anti-vaccine movement in some regions or to a distrust of vaccines against certain diseases or of the adjuvants contained in our vaccines. For example, there has been some negative public perception of Lyme disease vaccines as a result of the Lyme disease vaccine LYMErix, which was marketed by Smith Kline Beecham Biologicals and discontinued due to lack of market access and safety concerns, although its benefit/risk profile was confirmed by an FDA advisory committee even post-approval. If the market opportunities for our products or product candidates are smaller than we estimate, this could have an adverse effect on our business, financial condition, results of operations, and prospects. Similarly, if the estimates and forecasts of investment analysts regarding the market for one of our product candidates differ significantly from the actual addressable market, there could be an impact on Valneva’s valuation and on the trading price of our ordinary shares and ADSs.
We may face competition, and our competitors may have significantly greater resources and experience, which may negatively impact our commercial opportunities.
The biotechnology and pharmaceutical industries are subject to intense competition and rapid and significant technological change. We have many potential competitors, including major pharmaceutical companies, specialized biotechnology firms, academic institutions, government agencies, and private and public research institutions. Many of our competitors have significantly greater financial and technical resources as well as experience and expertise in:
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
•the capabilities of an organization throughout the product pipeline, from target identification and validation to discovery and development to manufacturing and marketing; and
•the availability of substantial capital resources to fund discovery, development, and commercialization activities.
Large and established companies, such as Merck & Co., Inc., GlaxoSmithKline plc, CSL Ltd, Sanofi Pasteur, SA, Pfizer Inc. and AstraZeneca, among others, compete in the general vaccine market. In particular, these companies may have greater experience and expertise in: securing government contracts and grants to support their research and development efforts, conducting testing and clinical trials, obtaining regulatory approvals to market products, manufacturing such products on a broad scale, and marketing approved products. Smaller or early-stage companies and research institutions also may prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical companies. As these companies and research institutions develop their technologies, they may develop proprietary positions, which may prevent or limit our product development and commercialization efforts. If any of our competitors succeed in obtaining approval from regulatory authorities for their products sooner than we do or for products that are more effective or less costly than ours, or if the scope of approval for a competing product is broader than an approval granted for our product, our commercial opportunity could be significantly reduced. Mergers and acquisitions, including of specific assets, in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors and in changes to the competitive landscape in regions where we market and distribute our products.
We are aware of companies with competing products or product candidates for Japanese encephalitis (such as Substipharm’s IMOJEV) and cholera (such as Bavarian Nordic’s Vaxchora, which is currently available in the U.S. and a limited number of European markets), each as described further in Item 4 of this Annual Report. If and as these vaccines become available in the markets in which we compete, sales of our vaccines will be adversely affected. Competition is the primary factor affecting our prices outside the United States. We are also aware of companies with active vaccine development programs for Lyme disease and chikungunya. Even if a manufacturer obtains an EUA or regulatory approval for a vaccine, it is likely that competitors will continue to work on new products that could be more efficacious and/or less expensive. Vaccines under development by competitors, including development programs of which we are not aware, may be more effective or further along in the development and regulatory approval process than our vaccine candidates. Even if our vaccine candidates receive EUA or regulatory approval, they may not achieve or maintain significant sales if other, more effective vaccines under development by our competitors are also approved.
In order to compete effectively, we will have to make substantial investments in development, testing, manufacturing, and sales and marketing or partner with one or more established companies in one or more of these areas. We may not be successful in gaining significant market share for any approved product candidate and may not continue to be successful maintaining or gaining market share for our currently marketed products. Our technologies and vaccines also may be rendered obsolete or non-competitive as a result of products introduced by our competitors to the marketplace more rapidly and at a lower cost.
Even if any product candidates receive marketing approval, they may fail to achieve market acceptance by physicians, patients, third-party payors, government officials, or others in the medical community necessary for commercial success.
Even if any product candidates receive marketing approval, they may fail to gain market acceptance by physicians, patients, third-party payors, government officials, and others in the medical community. For example, our COVID-19 vaccine received four marketing approvals but ultimately was not a commercial success due to lack of interest from potential government purchasers. Further, recommendations from regulatory bodies can affect market acceptance of approved products. For example, in the United States, ACIP develops vaccine recommendations for use, as do comparable agencies around the world. ACIP uses working groups that gather, analyze, and prepare scientific information to develop its recommendations, and vaccines that receive a preferred recommendation from ACIP are widely adopted. In February 2024, ACIP issued recommendations relating to vaccination against chikungunya that included recommendations for the use of IXCHIQ that were narrower than IXCHIQ’s label in the United States. This recommendation may decrease the demand for IXCHIQ and impact its commercialization. If such product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenue, which would limit the return on our investment and may prevent us from becoming profitable. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including but not limited to:
•the convenience and ease of administration compared to alternative vaccines and therapies;
•the existence of alternative therapies;
•the public perception of new therapies and the reputational challenges that the vaccine industry is facing related to the growing momentum of the anti-vaccine movement in some regions;
•the prevalence and severity of adverse side effects;
•the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•the efficacy, safety profile, and potential advantages compared to alternative vaccines and therapies;
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
•receiving recommendations for use from ACIP and comparable foreign regulatory and advisory bodies;
•the prevalence and severity of any side effects; and
•any restrictions on the use of the product together with medications.
Our efforts to educate physicians, patients, third-party payors, and others in the medical community on the benefits of our product candidates may require significant resources and may never be successful. Such efforts may require more resources than are typically required due to the complex and distinctive nature of our product candidates. Because we expect sales of our product candidates, if approved, to generate a significant portion of our revenue for the foreseeable future, the failure of our product candidates to find market acceptance would harm our business.
Our current products are, and any future product candidates for which we obtain regulatory approval for will be, subject to ongoing regulatory oversight.
Our currently approved products, and any future products we commercialize, if any, are subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record keeping, applicable product tracking and tracing requirements, and submission of safety and other post-market information. Any regulatory approvals that we receive for our product candidates may also be subject to a REMS or foreign equivalents or contain requirements for potentially costly post-marketing testing, including Phase 4 trials (such as those required for IXCHIQ), and surveillance to monitor the quality, safety, and efficacy of the product. Such regulatory requirements may differ from country to country depending on where we receive regulatory approval. Regulators may also subsequently limit or revise the indicated uses for which the product was originally marketed, which could significantly impact our sales. For example, the agency supervising pharmaceutical products in Canada, which is our principal market for DUKORAL, contacted us in July 2021 to request further information in support of DUKORAL’s indications and labeling. While this matter has been resolved, if DUKORAL’s indications or labeling were to change significantly in Canada or elsewhere in the future, this could have a significant negative impact on our sales which in turn could result in the product no longer being economically viable.
In addition, biopharmaceutical manufacturers and their facilities are subject to ongoing review and periodic inspections by the competent authorities of individual EEA countries, FDA, or other comparable regulatory authorities for compliance with applicable regulatory requirements, including with cGMP requirements and with commitments made in the application for regulatory approval. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or if a regulatory authority disagrees with the promotion, marketing, or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility, or us. These restrictions could include requesting a recall or requiring withdrawal of the product from the market, suspension of manufacturing, or suspension, variation or withdrawal of the related approval.
If we fail or if a third party fails to comply with applicable regulatory requirements for our products or any of our product candidates that receive regulatory approval in the future, a regulatory authority may:
•issue an untitled letter or warning letter asserting that we are in violation of the law;
•seek an injunction or impose administrative, civil, or criminal penalties or monetary fines;
•suspend, vary, or withdraw regulatory approval;
•suspend or vary any ongoing clinical trials;
•refuse to approve a pending BLA or comparable foreign application for regulatory approval or any supplements thereto submitted by us or our partners;
•restrict the labeling, distribution, marketing, or manufacturing of the product or clinical trial material;
•seize or detain the product or otherwise require the withdrawal of the product from the market or product recalls;
•require conduct of additional post-marketing studies or clinical trials;
•refuse to permit the import or export of product candidates; or
•refuse to allow us to enter into supply contracts, including government contracts.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and harm our business, financial condition, results of operations, and prospects.

Regulatory authorities’ policies may change, and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of our product candidates. In addition, we cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action in any geography where we market a product.
It is difficult to predict how these executive actions, including any executive orders, will be implemented and the extent to which they will affect the regulatory authorities’ ability to exercise their authority. If these executive actions impose constraints on the regulatory authorities’ ability to engage in oversight and implementation activities in the normal course, our business, financial condition, results of operations, and prospects may be negatively impacted.
We may be liable if regulatory enforcement agencies determine we engaged in the off-label promotion of our products, pre-approval promotion of our product candidates, or dissemination of false or misleading labeling, advertising, or promotional materials.
Our promotional activities, materials, and training methods must comply with applicable laws and regulations, including laws and regulations prohibiting marketing claims that promote the off-label use of our products or that omit material facts or make false or misleading statements about the safety or efficacy of our products. We are responsible for training our marketing and sales force against promoting our product candidates for off-label use. However, in the United States, the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. Therefore, physicians may use our products off-label if deemed appropriate in their independent medical judgment. Certain other countries also do not restrict or regulate a physician’s choice of treatment within the practice of medicine. A regulatory agency also could conclude that a claim is misleading if it determines that there are inadequate non-clinical and/or clinical data supporting the claim, or if a claim fails to reveal material facts about the safety or efficacy of our products. Additionally, a regulatory agency could claim that we have engaged in pre-approval promotion of a product candidate. Although our policy is to refrain from statements that could be considered off-label promotion of our products, pre-approval promotion of our product candidates, or false or misleading claims, a regulatory agency could disagree with the manner in which we advertise and promote our products or communicate about our product candidates. If a regulatory agency in the United States or certain other countries determines that our promotional activities or advertising materials promote an off-label use or make false or misleading claims, or that our communications about product candidates constitute pre-approval promotion, it could request that we modify our promotional materials, training content, or other communications or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fines, and criminal penalties. In the case of a claim of pre-approval promotion, these consequences could result in a delay in the review of any dossiers we have submitted for regulatory review and approval. Equivalent limitations and penalties are provided in the EU, both at the EU level and at the national level in individual EU Member States.
In the United States, violations of the Federal Food, Drug, and Cosmetic Act, or FDCA, may also lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws, which may lead to costly penalties and may adversely impact our business. Recent court decisions in the United States have impacted FDA’s enforcement activity regarding off-label promotion in light of First Amendment considerations such that companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling; however, there are still significant risks in this area, in part due to the potential for False Claims Act exposure.
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
To increase sales of our current products and third-party products pursuant to distribution agreements, as well as successfully commercialize any product candidate that may result from our development programs, we will need to maintain and continue to build out our sales and marketing capabilities, either on our own or with others. The continued development of our sales and marketing team will be expensive and time-consuming and could delay any product launch. We compete with many companies that currently have extensive, experienced, and well-funded marketing and sales operations to recruit, hire, train, and retain marketing and sales personnel, and will have to compete with those companies to recruit, hire, train, and retain any of our own marketing and sales personnel. If we are unable to sustain and expand our sales and marketing team, we may be unable to compete successfully against these more established companies. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval or any such commercialization may experience delays or limitations.
Our future growth depends, in part, on our ability to penetrate multiple markets, in which we would be subject to additional regulatory burdens and other risks and uncertainties.
Our future profitability will depend, in part, on our ability to continue to commercialize our products and, if approved, our product candidates in markets in Europe, the United States and other countries where we maintain commercialization rights. As we continue to commercialize our products and begin to commercialize our product candidates, if approved, in multiple markets, we are subject to additional risks and uncertainties, including:

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
•the burden of complying with complex and changing regulatory, tax, accounting. and legal requirements, many of which vary between countries;
•different medical practices and customs in multiple countries affecting acceptance of drugs in the marketplace;
•differing payor reimbursement regimes, governmental payors. or patient self-pay systems and price controls;
•tariffs, trade barriers, import or export licensing requirements. or other restrictive actions;
•compliance with tax, employment, immigration. and labor laws for employees living or traveling abroad;
•workforce uncertainty in countries where labor unrest is common;
•reduction or loss of protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics; and
•becoming subject to the different, complex. and changing laws, regulations, and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties, and regulations.
In addition, due to the conflict between Russia and Ukraine, the United States, the European Union, and other jurisdictions have imposed various sanctions against Russia and Belarus. The military conflict and the retaliatory measures that have been taken, or could be taken in the future, by the U.S., the European Union, and other jurisdictions against Russia and Belarus have created global security concerns that could result in a regional conflict and otherwise have a lasting impact on regional and global economies, any or all of which could adversely affect our business. Other conflicts, such as the ongoing conflict between Israel and Hamas, could cause similar disruption and adversely impact our business. Any or all of these actions, as well as actions such as cyber-attacks by state-sponsored or non-state actors, could disrupt our operations and supply chain and adversely affect our ability to conduct and analyze ongoing and future clinical trials of our product candidates, among other possible consequences. Additionally, concerns about security and any increase in the cost of travel resulting from the rising cost of fuel could impact the travel industry. Any of these results could materially harm our business.
These and other risks associated with international operations may adversely affect our ability to attain or maintain profitable operations. Future sales of our products or our product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors, and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability, armed conflict, wars, or otherwise, these organizations may defer purchases or may be unable to satisfy their purchasing or reimbursement obligations, which may affect milestone payments or royalties for our products or any of our product candidates that are approved for commercialization in the future. Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition, and results of operations.
Our strategic collaborations may require us to relinquish rights to and control over the development and commercialization of our product candidates or to make payments upon achievement of milestone events.
We have in the past and may in the future enter into agreements or engage in strategic collaborations in order to advance our business strategy. For example, in April 2020 we entered into a research collaboration and license agreement with Pfizer in connection with VLA15, our Lyme disease vaccine candidate. Pursuant to this agreement, Pfizer is leading late-stage development of the vaccine candidate, including conducting the ongoing Phase 3 clinical trial, and will have sole control over its commercialization.
In addition, we may in the future explore strategic collaborations, which may never materialize or may require that we relinquish rights to and control over the development and commercialization of our product candidates. We cannot predict what form such strategic collaborations or licenses might take in the future. If we do seek additional strategic collaborations, we are likely to face significant competition in seeking appropriate strategic collaborators, and strategic collaborations and licenses can be complicated and time-consuming to negotiate and document. We may not be able to negotiate strategic collaborations on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any additional strategic collaborations or licenses because of the numerous risks and uncertainties associated with establishing them. Any delays in entering into new strategic collaborations or licenses that we have deemed important for the development and commercialization of any of our product candidates could delay or limit those processes in certain geographies for certain indications, which would harm our business prospects, financial condition, and results of operations.
Our current and future collaborations and licenses could subject us to a number of risks, including the following:
•we may be required to undertake the expenditure of substantial operational, financial, and management resources, including expenditure beyond the amount originally agreed;

•we may be required to issue equity securities that would dilute our shareholders’ percentage ownership of our company;
•business combinations or significant changes in a strategic collaborator’s business strategy may adversely affect a strategic collaborator’s willingness or ability to complete its obligations under any arrangement;
•disputes may arise between us and our strategic collaborators that result in the delay or termination of the research, development, or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources;
•strategic collaborators may delay or encounter unanticipated problems with clinical trials, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new version of a product candidate for clinical testing;
•we may be required to assume substantial actual or contingent liabilities;
•we may not be able to control the amount and timing of resources that our strategic collaborators devote to the development or commercialization of our product candidates;
•we may not have the right to control the preparation, filing, prosecution, and maintenance of patents and patent applications covering the technology that we license, and we cannot always be certain that these patents and patent applications will be prepared, filed, prosecuted, and maintained in a manner consistent with the best interests of our business;
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
•strategic collaborators may not properly maintain, enforce, or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation;
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
Even if we successfully commercialize any of our vaccine candidates, either alone or in collaboration, we face uncertainty with respect to pricing, third-party reimbursement, and healthcare reform, all of which could adversely affect any commercial success of our vaccine candidates.
Market acceptance and sales of any vaccine candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations, and other private health insurers. Therefore, our ability to collect revenue from the commercial sale of our vaccines may depend on our ability, and that of any current or potential future collaboration partners or customers, to obtain adequate levels of approval, coverage, and reimbursement for such products from third-party payors such as:
•government health administration authorities, such as ACIP;
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
Third-party payors are increasingly challenging the prices charged for medical products and may deny coverage or offer inadequate levels of reimbursement if they determine that a prescribed product has not received appropriate clearances from the applicable regulatory authorities, is not used in accordance with cost-effective treatment methods as determined by the third-party payor, or is experimental, unnecessary or inappropriate. Prices could also be driven down by managed care organizations that control or significantly influence utilization of healthcare products. Outside the United States, pricing of competitive products by third parties is the biggest driver of the prices of our products. In the United States, we may be significantly adversely affected if the federal pricing rules change to require a greater discount than the current minimum of 24% compared to non-federal average manufacturer price for products listed on the federal supply schedule.
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
In both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals and initiatives to change the health care system in ways that could affect our ability to sell vaccines and could adversely affect the prices that we receive for our vaccine candidates, if approved. Some of these proposed and implemented reforms could result in reduced pharmaceutical pricing or reimbursement rates for medical products, which could adversely affect our business strategy, operations, and financial results.
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
Other aspects of healthcare reform, such as expanded government enforcement authority and heightened standards that could increase compliance-related costs, could also affect our business in the United States or elsewhere. In addition, we face uncertainties because there are ongoing federal legislative and administrative efforts to repeal, substantially modify, or invalidate some or all of the provisions of the ACA in the United States. We cannot predict the ultimate content, timing, or effect of any healthcare reform legislation or the impact of potential legislation on us. If we are unable to obtain and maintain sufficient third-party coverage and adequate reimbursement, the commercial success of our vaccine products may be greatly hindered, and our financial condition and results of operations may be materially and adversely affected.
Many EU Member States periodically review their reimbursement procedures for medicinal products, which could have an adverse impact on reimbursement status. We expect that legislators, policymakers, and healthcare insurance funds in the EU Member States will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage, and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some European countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. Health Technology Assessment, or HTA, of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EU Member States, including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic, and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States.
In December 2021, Regulation No 2021/2282 on Health Technology Assessment, amending Directive 2011/24/EU, was adopted in the EU. This Regulation, which entered into force in January 2022 and will apply as of January 2025, is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at the EU level for joint clinical assessments in these areas. The Regulation foresees a three-year transitional period and will permit EU Member States to use common HTA tools, methodologies, and procedures across the EU, working together in four main areas, including joint clinical assessment of the innovative health technologies with the most potential impact for patients, joint scientific consultations whereby developers can seek advice from HTA authorities, identification of emerging health technologies to identify promising technologies early, and continuing voluntary cooperation in other areas. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies and making decisions on pricing and reimbursement. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected.
Legislators, policymakers, and healthcare insurance funds in the EU may continue to propose and implement cost-containing measures to keep healthcare costs down, particularly due to the financial strain that the COVID-19 pandemic placed on national healthcare systems of the EU Member States. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of EU and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.
Our failure to obtain marketing approval in jurisdictions other than the United States and the European Union would prevent our product candidates from being marketed in these other jurisdictions, and any approval we are granted for our product candidates in the United States and the European Union would not assure approval of product candidates in other jurisdictions.
In order to market and sell our product candidates in jurisdictions other than the United States and the European Union, we must obtain separate marketing approvals in such jurisdictions and comply with numerous and varying regulatory requirements. The approval process varies among countries and can involve additional testing aside from that which is required to obtain such approval in the United States and the European Union. The time required to obtain approval may differ from that required to obtain approval from the FDA or regulatory authorities in the European Union. The regulatory approval process outside the United States and the European Union generally includes all of the risks associated with obtaining FDA approval or approvals from regulatory authorities in the European Union. In addition, some countries outside the United States and the European Union require approval of the sales price of a product before it can be marketed. In many countries, separate procedures must be followed to obtain reimbursement, and a product may not be approved for sale in the country until it is also approved for reimbursement. We may not obtain marketing, pricing, or reimbursement approvals outside the United States and the European Union on a timely basis, if at all. Approval by the FDA or regulatory authorities in the European Union does not ensure approval, with the same scope or at all, by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States and the European Union does not ensure similar approval by regulatory authorities in other countries or jurisdictions or by the FDA or regulatory authorities in the European Union. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market. Marketing approvals in countries outside the United States and the European Union do not ensure pricing approvals in those countries or in any other countries where such approvals are required, and marketing approvals and pricing approvals do not ensure that reimbursement will be obtained.
Product liability lawsuits against us could divert our resources, cause us to incur substantial liabilities, damage our reputation, and limit commercialization of any product candidate that we may develop as well as continued commercialization of our current products.
We face an inherent risk of product liability exposure related to the sale and use of our products and the testing of our product candidates in clinical trials. Side effects of, or manufacturing defects in, products that we develop could result in injury or even death. For example, our liability could be sought after by subjects participating in the clinical trials in the context of the development of the vaccine candidates tested and unexpected side effects resulting from the administration of these products. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against us by subjects, regulatory authorities, biopharmaceutical companies, and any other third party using or marketing our products. These actions could include claims resulting from acts by our partners, licensees, and subcontractors over which we have little or no control. These lawsuits may divert our management from pursuing our business strategy, result in withdrawal of clinical trial participants, result in decreased demand for our products, and may be costly and time-consuming to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities, may be forced to limit or forgo further development or commercialization of the affected products, and may suffer damage to our reputation.
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
In addition, product liability claims relating to our own or similar products may result in increases in insurance premiums or deductibles that may make insurance coverage more costly or prohibitively expensive. Additionally, insurance providers may refuse to provide coverage for a category of related products if one such product is removed from the market for safety reasons. We cannot guarantee that we will be able to maintain product liability insurance coverage for all of our products. If we are the subject of a successful product liability claim that exceeds the limits of any insurance coverage we obtain, we would incur substantial charges that would adversely affect our earnings and require the commitment of capital resources that might otherwise be available for the development and commercial launch of our product programs. Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition, and results of operations.
Risks Related to Regulatory Compliance
We may fail to obtain regulatory approval for our products on a timely basis or comply with our continuing regulatory obligations after approval is obtained.
Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities, loss of any potential marketing advantage of being early to market, and increased clinical trial costs. The speed with which we begin and complete our pre-clinical studies, clinical trials, and applications for marketing approval will depend on several factors, including the following:
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
•the rate of participant enrollment and retention, which is a function of many factors, including among others the size of the participant population, the proximity of participants to clinical sites, the eligibility criteria for the clinical trial, and the nature of the protocol;
•unfavorable test results or side effects experienced by clinical trial participants;
•analysis of data obtained from pre-clinical and clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit, or prevent regulatory approval or delay, limit, prevent, or result in the suspension, variation, or termination of clinical studies;
•the availability of skilled and experienced staff to conduct and monitor clinical trials and to prepare the appropriate regulatory applications;
•compliance with GCP and other applicable regulations by CROs and personnel conducting a clinical trial; and
•changes in the policies of regulatory authorities for drug or vaccine approval during the period of product development.
We may not be permitted to continue or commence additional clinical trials. Regulatory agencies may require us or our collaborators to delay, restrict, or discontinue clinical trials on various grounds, including a finding that the participants are being exposed to an unacceptable health risk or as a result of non-compliance with applicable regulations such as GCP. We also face the risk that the results of our clinical trials may be inconsistent with the results obtained in pre-clinical studies or clinical trials of similar products or that the results obtained in later phases of clinical trials may be inconsistent with those obtained in earlier phases. A number of companies in the biotechnology and product development industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing.
In addition, we or our collaborators may be unable to submit applications to regulatory agencies within the timeframe we currently expect. Once submitted, applications must be approved by various regulatory agencies before we or our collaborators can commercialize the product described in the application.
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

Accelerated regulatory review and approval procedures do not guarantee faster development, review, or approval or that approval will ultimately be granted.
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
IXCHIQ, or VLA1553 in jurisdictions where it is subject to ongoing regulatory review, has received PRIME designation from the EMA. The PRIME scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products that may offer a major therapeutic advantage over existing treatments or benefit patients without treatment options, reviewed under the centralized procedure. PRIME designation does not change the standards for product approval or ensure that the product will receive marketing approval at all or within any particular timeframe. We may seek PRIME designation for other vaccine candidates in the future. If we do seek PRIME designation for our other vaccine candidates, we may not receive it, and even if we receive PRIME designation, we may not experience a faster development process, review, or approval compared to conventional EMA procedures.
VLA15, our candidate against Lyme disease, received Fast Track designation from the FDA. Fast Track designation may be available to help expedite the development or approval process for a drug that is intended for the treatment of a serious or life-threatening condition and that demonstrates the potential to address an unmet medical need for this condition. Fast Track designation does not change the standards for product approval or ensure that the product will receive marketing approval at all or within any particular timeframe. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures. Thus, although VLA15 has received Fast Track designation, there is no guarantee that this designation will result in a faster or more successful development or review process or in ultimate approval of this product candidate by the FDA. Additionally, we may also seek Fast Track designation for our other vaccine candidates. If we do seek Fast Track designation for our other vaccine candidates, we may not receive it, and even if we receive Fast Track designation, we may not experience a faster development process, review, or approval compared to conventional FDA procedures.
Finally, we received approval for IXCHIQ under the FDA’s accelerated approval pathway and may seek such approval for other vaccine candidates in the future. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials, such as the Phase 4 clinical trials that are required for IXCHIQ. These confirmatory trials must be completed with due diligence. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval for a future product candidate, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA approval.
If approved, our investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.
The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biologic products that are biosimilar to or interchangeable with an FDA-licensed reference biologic product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own pre-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company’s product.
We believe that any of our product candidates approved as a biologic product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our investigational medicines to be reference products for competing products, potentially creating the opportunity for generic competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once licensed, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biologic products is not yet clear and will depend on a number of marketplace and regulatory factors that are still developing. If competitors are able to obtain marketing approval for biosimilars referencing our products, our products may become subject to competition from such biosimilars, with the attendant competitive pressure and consequences.
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
Healthcare providers and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers, and third-party payors subject us to various fraud and abuse laws and other healthcare laws.
These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell, and distribute our product candidates, if approved. Restrictions under applicable U.S. federal, state, and foreign healthcare laws and regulations include, but are not limited to, the following:
•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, any good, facility, item, or service, for which payment may be made, in whole or in part, under any U.S. federal healthcare program, such as Medicare and Medicaid. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers, on the one hand, and prescribers, purchasers, and formulary managers, on the other. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•the U.S. federal civil and criminal false claims, including the civil False Claims Act, which can be enforced through civil whistleblower or qui tam actions, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the U.S. federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease, or conceal an obligation to pay money to the U.S. federal government. Pharmaceutical manufacturers can cause false claims to be presented to the U.S. federal government by engaging in impermissible marketing practices, such as the off-label promotion of a product for an indication for which it has not received FDA approval. In addition, the government may assert that a claim including items and services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;
•the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy and security of individually identifiable health information of covered entities subject to the rule, such as health plans, healthcare clearinghouses, and certain healthcare providers as well as their business associates, independent contractors of a covered entity that perform certain services involving the use or disclosure of individually identifiable health information on their behalf, and their subcontractors that use, disclose, or otherwise process individually identifiable health information;
•the Federal Food Drug and Cosmetic Act, or FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics, and medical devices;

•the U.S. Physician Payments Sunshine Act and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics, and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the government information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members; and
•similar healthcare laws and regulations in other jurisdictions, such as state anti-kickback and false claims laws, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state laws that require the reporting of information relating to drug and biologic pricing; state and local laws that require the registration of pharmaceutical sales representatives and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts. Outside the United States, interactions between pharmaceutical companies and healthcare professionals are also governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. These laws may include the French “Bertrand Law”, French Ordinance n° 2017-49 of January 19, 2017 and Decree No. 2020-730 of June 15, 2020 relating to benefits offered by persons manufacturing or marketing health products or services, and the UK’s Bribery Act 2010, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing, and/or transparency laws applicable to manufacturers or any company providing services related to their products that may be broader in scope than the federal requirements. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines, or imprisonment.
Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations is and will continue to be costly. It is possible that governmental authorities will conclude that our business practices, including our relationships with physicians and other healthcare providers, may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, as well as damages, fines, disgorgement, imprisonment, exclusion from participating in U.S. government-funded healthcare programs, such as Medicare and Medicaid, or comparable foreign programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm, and the curtailment or restructuring of our operations.
Even if resolved in our favor, litigation or other legal proceedings relating to healthcare laws and regulations may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares and ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, manufacturing, sales, marketing, or distribution activities. Uncertainties resulting from the initiation and continuation of litigation or other proceedings relating to applicable healthcare laws and regulations could have an adverse effect on our ability to compete in the marketplace. Further, if the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant civil, criminal, or administrative sanctions, including exclusions from U.S. government-funded healthcare programs.
Healthcare legislative reform measures may have a negative impact on our business, financial condition, results of operations, and prospects.
In the United States, the European Union and some foreign jurisdictions, there have been, and we expect there will continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the ACA was passed, which substantially changed the way healthcare is financed by both governmental and private payors in the United States. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include increasing the minimum level of Medicaid rebates payable by manufacturers of brand name drugs; requiring collection of rebates for drugs paid by Medicaid managed care organizations; requiring manufacturers to participate in a coverage gap discount program, under which they must agree to offer point-of-sale discounts (increased to 70 percent, effective as of January 1, 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; imposing a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs; implementing a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; expanding the types of entities eligible for the 340B drug discount program; expanding eligibility criteria for Medicaid programs; creating a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and establishing a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.
There have been executive, judicial, and congressional challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how any such healthcare reform measures of the Biden administration will impact the ACA and our business.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and through subsequent legislation will remain in effect through 2032, unless additional Congressional action is taken. Additionally, on March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In addition, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to several types of providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
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
Further, in the United States there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, Presidential executive orders, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug and biological product pricing, reduce the cost of prescription drugs and biological products under government payor programs, and review the relationship between pricing and manufacturer patient programs. At the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively and began in 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented, but it is likely to have a significant impact on the pharmaceutical industry. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. Additionally, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for biosimilars, including the standards for interchangeability of biological products, facilitate the development and approval of biosimilar and interchangeable products, clarify existing requirements and procedures related to the review and submission of BLAs, and identify and address any efforts to impede biosimilar competition.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine which drugs, biological products, and suppliers will be included in their healthcare programs. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.
We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our current or any future product candidates or additional pricing pressures. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. If we or any third parties we may engage are slow or unable to adapt to changes in existing or new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our current or any future product candidates we may develop may lose any regulatory approval that may have been obtained, and we may not achieve or sustain profitability. Further, any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.
In some countries, the proposed pricing for a biopharmaceutical product must be approved before it may be lawfully marketed. In addition, in certain foreign markets, the pricing of biopharmaceutical products is subject to government control, and reimbursement may in some cases be unavailable. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its Member States to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU Member State may approve a specific price for the medicinal product, refuse to reimburse a product at the price set by the manufacturer, or adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market.
Moreover, in the EEA some countries require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment, or HTA process, which is currently governed by the national laws of the individual EU Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact, and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On January 31, 2018, the European Commission adopted a proposal for a regulation on health technologies assessment. The proposed regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. In December 2021, the HTA Regulation was adopted, and it entered into force on January 11, 2022. It will apply from 2025.
There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, biopharmaceutical products launched in the European Union do not follow price structures of the United States and generally tend to have significantly lower prices.
In addition, the policies of the FDA, the competent authorities of the EU Member States, the EMA, the European Commission, and other comparable regulatory authorities with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each EU Member State, leading to a single decision for each EU Member State. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all EU Member States concerned, and a separate assessment by each EU Member State with respect to specific requirements related to its own territory, including ethics rules. Each EU Member State’s decision is communicated to the sponsor via the centralized EU portal. Once the clinical trial is approved, clinical study development may proceed. The CTR foresees a three-year transition period. The extent to which ongoing and new clinical trials will be governed by the CTR varies. For clinical trials in relation to which application for approval was made on the basis of the Clinical Trials Directive before January 31, 2023, the Clinical Trials Directive will continue to apply on a transitional basis, until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.
It is currently unclear to what extent the UK will seek to align its regulations with the EU in the future. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation).
On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight-week consultation on reframing the UK legislation for clinical trials. The UK Government published its response to the consultation on March 21, 2023 confirming that it would bring forward changes to the legislation. These resulting legislative amendments will determine how closely the UK regulations will align with the CTR. Failure of the UK to closely align its regulations with the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization for the Company's product candidates on the basis of clinical trials conducted in the United Kingdom.
In addition, on April 26, 2023, the European Commission adopted a proposal for a new Directive and Regulation to revise the existing pharmaceutical legislation. If adopted in the form proposed, the recent European Commission proposals to revise the existing EU laws governing authorization of medicinal products may result in a decrease in data and market exclusivity opportunities for our product candidates in the EU and make them open to generic or biosimilar competition earlier than is currently the case with a related reduction in reimbursement status.
If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.
We are subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws, and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, results of operations, and financial condition.
We are subject to other laws and regulations governing our international operations, including regulations administered by the authorities in the United States, European Union, and United Kingdom, including applicable export control regulations, economic sanctions on countries and persons, and customs requirements and currency exchange regulations, collectively referred to as the trade control laws. Specifically, as a result of the Russian invasion of Ukraine in February 2022, the United States, the European Union, the United Kingdom, and other jurisdictions adopted a series of financial and trade sanctions in relation to Russia and Belarus and Russian and Belarussian listed citizens and entities.
Exports of our products and product candidates must be made in compliance with trade control laws. In some cases, certain licensing, authorization, or reporting requirements may need to be performed. In addition, these laws may restrict or prohibit altogether the supply of certain of our products, product candidates, or services to certain governments, persons, entities, countries, and territories. Changes in our products and product candidates or changes in applicable trade control laws may create delays in the introduction or provision of our products and product candidates in certain jurisdictions, prevent others from using our products and product candidates or, in some cases, prevent the export or import of our products and product candidates to certain countries, governments, or persons altogether. Any limitation on our ability to export or provide our products, product candidates, and services could adversely affect our business, financial condition, and results of operations.
We are also subject to anti-corruption laws of the United States and other applicable jurisdictions. The Foreign Corrupt Practices Act, or FCPA, prohibits companies and their employees, third-party intermediaries, and other associated persons from paying, offering, authorizing payment, or providing anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of a foreign entity in order to obtain or retain business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls.
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
We are also subject to the UK Bribery Act 2010, which makes it a criminal offense to:
•Offer, promise, or give a financial or other advantage to a person to induce them to perform improperly or reward a person for improper performance (directly or via a third party). A bribe can be of any form, size, or value that would provide the intended recipient with some form of benefit or advantage. Bribes can include money, discounts, vouchers, loans, gifts, hospitality, accommodation, use of assets, preferential treatment, business advantage, and employment opportunities, among others;
•Request, agree to receive or accept a financial or other advantage with the intention of or as reward for improper performance (directly or via a third party);
•Attempt bribery of a foreign public official in order to obtain or retain business or an advantage in the conduct of business, either directly or via a third party;
•As a commercial organization, fail to prevent bribery, as a result of not having adequate procedures in place to prevent a person directly or associated with a company to commit any of the other offenses.
For the purposes of the UK Bribery Act 2010, “foreign public official” means an individual who:
•is an official or agent of a public international organization; or
•exercises a public function:
◦for or on behalf of a country or territory outside the Island (or any subdivision of such a country or territory); or
◦for any public agency or public enterprise of that country or territory (or subdivision).
There is no assurance that we will be effective in ensuring compliance by our employees, representatives, contractors, business partners, and agents with all applicable anti-corruption laws, including the FCPA, the French anti-corruption laws, or other applicable legal requirements, including trade control laws. If we are not in compliance with the FCPA, the French anti-corruption laws, and other anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations, and liquidity. Likewise, any investigation of any potential violations of the FCPA, the French anti-corruption laws, other anti-corruption laws or trade control laws by U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations, and financial condition.
As a publicly listed company in France and the United States, we will be subject, and expect to be subject, to new regulations requiring substantial additional disclosure on sustainability and environmental, social, and governance (ESG) matters, including the EU Corporate Sustainability Reporting Directive, the EU Taxonomy Regulation, the EU Corporate Sustainability Due Diligence Directive, and the SEC’s climate rules adopted on March 6, 2024.
On December 14, 2022, the EU adopted Directive 2022/2464/EU, or the Corporate Sustainability Reporting Directive or CSRD. The CSRD introduces new mandatory reporting obligations that will require the publication of audited sustainability information in our Management Report for the year ended December 31, 2024. This information, addressing environmental, social, and governance, or ESG, matters, is set forth in new mandatory European sustainability reporting standards, or ESRS, that will be adopted by the European Commission through secondary legislation.
The First Set of ESRS applicable to EU reporting entities was formally adopted on July 31, 2023. The First Set of ESRS cover general requirements (ESRS 1), general disclosures (ESRS 2), and the following 10 ESG topics:

E1	Climate change
E2	Pollution
E3	Water and marine resources
E4	Biodiversity and ecosystems
E5	Resource and circular economy
S1	Own workforce
S2	Workers in the value chain
S3	Affected communities
S4	Consumers and end-users
G1	Business conduct
The disclosures listed in ESRS 2 are mandatory, even if the entity considers that there are no material impacts, risks, or opportunities. For example, a statement on due diligence, a description of the processes to identify and assess material impacts, risks, and opportunities and information about the integration of sustainability-related performance in incentive schemes are always required.
Certain disclosures listed in ESRS 2 are mandatory, even if not material. The other disclosures listed in the 10 topical ESRS (ESRS E1-E5, S1-S4 and G1) are only required if “material” impacts, risks, and/or opportunities are identified. “Materiality” under the CSRD must be assessed following the double materiality principle. Double materiality means that the reporting entity should consider both financial materiality (i.e., sustainability matters which generate risks or opportunities that affect, or could reasonably be expected to affect, the Company’s financial position, financial performance, cash flows, access to finance, or cost of capital over the short, medium, or long term) and impact materiality (i.e., the Company’s material actual or potential, positive or negative impacts on people or the environment over the short-, medium-, and long-term). Impacts, risks, and opportunities are material if they satisfy one or both of these materiality tests.
For each topic identified as material, reporting entities will have to include in their reports material sustainability information concerning:
1.their own operations,
2.the operations of their subsidiaries whether EU or non-EU, and
3.businesses in their value chains (both upstream and downstream).
The disclosure required under the CSRD must be included in a sustainability section of the EU Management Report for EU reporting entities. All EU reporting entities subject to the CSRD must have the sustainability section of their EU Management Report audited by an accredited third-party to confirm that it has been prepared in accordance with the relevant ESRS and Article 8 of Regulation (EU) 2020/852, or the EU Taxonomy Regulation. The assurance opinion must be published alongside the Management Report.
Compliance with the CSRD will require us to set up processes to gather the relevant data, to conduct double materiality assessments, and to substantially revise our existing sustainability report. These activities will require significant time and involvement from employees across the Company and will also incur additional costs beyond the cost of the additional audit required.
The disclosure requirements under the CSRD apply alongside the EU Taxonomy Regulation, which (a) creates a classification system to determine when an economic activity qualifies as “environmentally sustainable” and (b) requires companies in scope of the Non-Financial Reporting Directive, including those brought into scope by the CSRD, to disclose the proportion of turnover, capital, and operational expenditure related to economic activities that qualify as “environmentally sustainable” within the meaning of the EU Taxonomy Regulation and associated delegated acts. This information should be disclosed even if there is no contribution to environmentally sustainable activities.
The disclosures required under the CSRD and the EU Taxonomy Regulation should be also considered together with the proposed EU Directive on Corporate Sustainability Due Diligence, or CSDDD, which, if adopted and if applicable to Valneva, would set new due diligence duties for Valneva.
Assuming that the CSDDD is formally adopted into EU law, it would apply to companies established in the EU that: (1) have an average net worldwide turnover exceeding EUR 450 million in the previous financial year, and (2) over 1000 employees – including part time workers, temporary workers, and workers in non-standard forms of employment.
Currently, the CSDDD would not apply to Valneva. However, if the CSDDD were to become applicable to Valneva due to growth in worldwide turnover and employee numbers, we would be required to identify and, where necessary, prevent, end, or mitigate actual or potential adverse human rights and environmental impacts, such as child labor, exploitation of workers, pollution, and biodiversity loss. More specifically, we would be required to:
•Integrate human rights and environmental due diligence into our policies and risk management systems if they are not already integrated;
•Identify and assess actual and potential adverse human rights and environmental impacts in our own operations and those of our subsidiaries and upstream and downstream business partners;
•Take appropriate measures to prevent or mitigate potential adverse impacts on human rights or the environment;
•Bring to an end or minimize any actual adverse impacts on human rights or the environment that materialize and remedy these going forward;
•Establish and maintain a notification mechanism and complaints procedure;
•Monitor the effectiveness of our due diligence policy and measures; and
•Publicly communicate our due diligence procedures, to the extent this is not already covered in our CSRD reporting.
In addition, the CSDDD will require in-scope companies to adopt and put into effect a transition plan for climate change mitigation, which aims to ensure that, through best efforts, their business model and strategy are compatible with the transition to a sustainable economy and with limiting global warming to 1.5°C.
It is estimated that the CSDDD will be formally adopted in the second quarter of 2024, with the new requirements under the CSDDD starting to apply from 2027 for the largest companies and 2029 for other in-scope companies.

Additionally, we are subject to the rules adopted by the U.S. Securities and Exchange Commission on climate-related disclosure in March 2024. The SEC climate rules are subject to ongoing litigation, which may result in implementation delays and ongoing uncertainty.
Compliance with the CSRD, the EU Taxonomy Regulation, the CSDDD if Valneva is in-scope, and the SEC’s climate disclosure rules will require significant resources, time, and attention from management.
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
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has, in recent years, been the subject of much litigation. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we or our licensors were the first to file a patent application relating to any particular aspect of a product candidate. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office.
The patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.
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
Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if the patent applications we license or own do issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative products in a non-infringing manner.
The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in EEA countries, the United States, and other jurisdictions. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products or could limit the duration of the patent protection of our technology and product candidates. For example, one of our patents that relates to VLA84 has been limited in scope in opposition proceedings in Europe. In another case in 2023, we decided to withdraw a patent covering IXIARO and VLA2001 following an opposition proceeding in Europe. More recently, we have also received a further opposition by a third party against a European patent that is directed at IXIARO, VLA2001 and VLA1601. The proceeding started in June 2023, and we will defend our position with one or more submissions. Although we do not expect these developments to have a significant impact on further commercialization of IXIARO, we may face similar proceedings in the future that could have a significant effect on our ability to commercialize our products. We have also recently received an opposition by a third party against a European patent that is directed to our Zika product candidate, VLA1601. The proceeding began in February 2023, and we will defend our position with one or more submissions.
Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. In addition, if the breadth or strength of protection provided by the patents and patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates.
Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. As a result, such third parties, including governments and non-for-profit organizations, may have certain rights, including “march-in” rights, to such patent rights and technology. When new technologies are developed with such partners, they generally obtain certain rights in any resulting patents, including a nonexclusive license authorizing the party to use the invention for noncommercial purposes. These rights may permit the funding partner to disclose our confidential information to third parties and to exercise “march-in” rights to use or allow third parties to use our licensed technology. The funding partner can exercise its “march-in” rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. or other country industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States or other countries. Any exercise by the funding partners of such rights could harm our competitive position, business, financial condition, results of operations, and prospects.
Obtaining and maintaining our patent rights depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.
The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or patent applications will have to be paid to the USPTO and various government patent agencies outside the United States over the lifetime of our owned and licensed patents and/or applications and any patent rights we may own or license in the future. We rely on our service providers or our licensors to pay these fees. We employ reputable law firms and other professionals to help us comply, and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, nonpayment of fees, and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidates or technologies, we may not be able to use such patents and patent applications or stop a competitor from marketing products that are the same as or similar to our product candidates, which would have an adverse effect on our business. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could harm our business.
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
Given the amount of time required for the development, testing, and regulatory review of our product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we have or will obtain patent rights. The Hatch-Waxman Act in the United States, and similar legislation in the European Union, permit a patent term extension of up to five years beyond the normal expiration of the patent, provided that the patent is not enforceable in the U.S. for more than 14 years from the date of drug approval, which is limited to the approved indication (or any additional indications approved during the period of extension). Furthermore, in the United States, only one patent per approved product can be extended and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. In the EEA, supplementary protection certificates, or SPCs, provide protection for the active ingredient of a patented and authorized medicinal product, which may extend for up to five years beyond the normal patent expiry date (providing together with the patent up to 15 years exclusivity from the first EU marketing authorization). In some cases an additional six months of SPC protection may be obtained by performing pediatric trials of the product. The protection afforded by an SPC extends only to the active ingredient of the authorized medicinal product, within the scope of the granted base patent. However, the applicable authorities may not agree with our assessment of whether such extensions are available and may refuse to grant extensions to our patents or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and pre-clinical data and may be able to launch their product earlier than might otherwise be the case.
Third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a negative impact on the success of our business.

Our commercial success depends, in part, upon our ability and the ability of others with whom we may collaborate to develop, manufacture, market, and sell our current and any future product candidates and use our proprietary technologies without infringing, misappropriating, or otherwise violating the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. Numerous U.S.- and foreign-issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk may increase that our product candidates may give rise to claims of infringement of the patent rights of others. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and any future product candidates and technology, including interference proceedings, post grant review and inter partes review before the USPTO. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a negative impact on our ability to commercialize our current and any future product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this is a high burden and requires us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Moreover, given the vast number of patents in our field of technology, we cannot be certain that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. While we have in the past and may in the future decide to initiate proceedings to challenge the validity of these or other patents in the future, we may be unsuccessful, and courts or patent offices in Europe, the United States, and other jurisdictions could uphold the validity of any such patent. Even if we are successful in obtaining a first-instance judgement from a court or patent office that such patents are invalid, such judgements may be subject to appeal procedures which suspend revocation of the patent until a final appeal judgment is reached. This may result in many years of uncertainty and could ultimately lead to reversal of the original judgment and the patent being upheld. Furthermore, because patent applications can take many years to issue and are typically confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use, or sale of our product candidates. Regardless of when filed, we may fail to identify relevant third-party patents or patent applications, or we may incorrectly conclude that a third-party patent is invalid or not infringed by our product candidates or activities. If a patent holder believes that our product candidate or technology platform infringes its patent, the patent holder may sue us even if we have received patent protection for our technology. Moreover, we may face patent infringement claims from nonpracticing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect. If a patent infringement suit were threatened or brought against us, we could be forced to stop or delay research, development, manufacturing, or sales of the product or product candidate that is the subject of the actual or threatened suit.
If we are found to infringe a third party’s valid and enforceable intellectual property rights, we could be required to obtain a license from such third party to continue developing, manufacturing, and marketing our product candidate(s) and technology. Under any such license, we would most likely be required to pay various types of fees, milestones, royalties, or other amounts. Moreover, we may not be able to obtain any required license on commercially reasonable terms or at all, and if such an instance arises, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Parties making claims against us may also seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates.
The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may also pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or any return on our investment at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate, which could have an adverse effect on our business, financial condition, results of operations, and prospects. Furthermore, even if we were able to obtain a license, it could be nonexclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing, and commercializing the infringing technology or product candidate. We may also have to redesign our products, which may not be commercially or technically feasible or may require substantial time and expense. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. We may be required to indemnify collaborators or contractors against such claims. A finding of infringement could prevent us from manufacturing and commercializing our current or any future product candidates or force us to cease some or all of our business operations, which could harm our business. Even if we are successful in defending against such claims, litigation can be expensive and time-consuming and would divert management’s attention from our core business. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our ordinary shares and ADSs.
Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations, and prospects.
We may be subject to claims asserting that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.
Certain of our employees, consultants, or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications as a result of the work they performed on our behalf. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates. Although it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge or that they will not be breached, for which we may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.
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
We may be involved in lawsuits to protect or enforce our patents, the patents of our licensors, or our other intellectual property rights, which could be expensive, time-consuming, and unsuccessful.
Competitors may infringe, misappropriate, or otherwise violate our patents, the patents of our licensors, or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time-consuming and are likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. For example, Takeda has initiated an inter partes review proceeding before the U.S. Patent and Trademark Office on our Zika U.S. PATENT NO. 11,219,681. This proceeding has ended as the Patent Trial and Appeal Board decided to deny Institution for this proceeding following our withdrawal of some of the claims. The remaining claims continue to cover VLA1601.
In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our owned or licensed patents at risk of being invalidated or interpreted narrowly and could put our owned or licensed patent applications at risk of not issuing. The initiation of a claim against a third party might also cause the third party to bring counterclaims against us, such as claims asserting that our patent rights are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO or similar foreign authorities or made a materially misleading statement during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is or will be no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licensed, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.

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
We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating, or successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have an adverse effect on our ability to compete in the marketplace.
Developments in patent law could have a negative impact on our business.
Changes in either the patent laws or interpretation of the patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, from time to time, the U.S. Congress, the USPTO, or similar foreign authorities may change the standards of patentability, and any such changes could have a negative impact on our business. In addition, the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in September 2011, includes a number of significant changes to U.S. patent law. These changes include a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged, and changes to the way patent applications are disputed during the examination process, such as allowing third-party submission of prior art to the USPTO during patent prosecution. These changes may favor larger and more established companies that have greater resources to devote to patent application filing and prosecution. Under a first-to-file system, assuming that other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor made the invention earlier. The USPTO has developed new regulations and procedures to govern the full implementation of the America Invents Act, and many of the substantive changes to patent law associated with the America Invents Act, and, in particular, the first-to-file provisions, became effective in March 2013. Substantive changes to patent law associated with the America Invents Act, or any subsequent U.S. legislation regarding patents, may affect our ability to obtain patents, and if obtained, to enforce or defend them. Accordingly, it is not clear what, if any, impact the America Invents Act will have on the cost of prosecuting our U.S. patent applications, our ability to obtain U.S. patents based on our discoveries, and our ability to enforce or defend any patents that may issue from our patent applications, all of which could have a material adverse effect on our business, prospects, financial condition, and results of operations.
In addition, changes to or different interpretations of patent laws in the United States and other countries may permit others to use our or our partners’ discoveries or to develop and commercialize our technology and product candidates without providing any compensation to us, or may limit the number of patents or claims we can obtain. The patent positions of companies in the biotechnology and pharmaceutical market are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of U.S. patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In Europe, the Enlarged Board of Appeal of the EPO has recently indicated that it is prepared to apply a “dynamic” interpretation of certain patent law provisions in view of political developments and thus could reverse previously pro-patentee positions relating to biotechnological and pharmaceutical inventions. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, the USPTO, and the EPO, as well as similar bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on our existing patent portfolio and our ability to protect and enforce our intellectual property in the future, which could have a material adverse effect on our business, prospects, financial condition, and results of operations.
We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.
Filing, prosecuting, and defending patents covering our current and any future product candidates and technology platforms in all countries throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we or our licensors have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection but where patent enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents, and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. For example, such a license may be issued in circumstances where demand for a product cannot be met by the patent holder in cases of a public health emergency, such as the COVID-19 pandemic. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.
If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.
In addition to seeking patent and trademark protection for our product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Because we rely on third parties to help us discover, develop, and manufacture our current and any future product candidates, or if we collaborate with third parties for the development, manufacturing, or commercialization of our current or any future product candidates, we must, at times, share trade secrets with them. We may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements.
We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements, or other similar agreements with our advisors, employees, third-party contractors, and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of these parties to use or disclose our confidential information, including our trade secrets. We also enter into invention or patent assignment agreements with our employees, advisors, and consultants. Despite our efforts to protect our trade secrets, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Moreover, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary technology and processes. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees, contractors, and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a third party illegally or unlawfully obtained and is using our trade secrets, like patent litigation, is expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.
In addition, our competitors may independently develop knowledge, methods, and know-how equivalent to our trade secrets. Competitors could purchase our products and replicate some or all of the competitive advantages we derive from our development efforts for technologies on which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure could have an adverse effect on our business, financial condition, results of operations, and prospects.
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
We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. Security measures may be breached, and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive, and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach. In addition, our confidential information may otherwise become known or be independently discovered by competitors, in which case we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us.
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
•issued patents that we own or license may not provide us with any competitive advantages or may be held invalid or unenforceable as a result of legal challenges;
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
We have in-licensing agreements relating to certain of our products and product candidates, including with TechLab for VLA84 (Clostridium difficile) and VaccGen for IXIARO.
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
Risks Related to Our Reliance on Third Parties

We depend upon our existing collaboration partner, Pfizer, and other third parties to advance our business and may in the future depend on additional third parties. If we are unable to maintain our existing agreements or to enter into additional arrangements, our business could be adversely affected.
We have entered into, and in the future may seek to enter into additional, collaborations, partnerships, strategic alliances, and joint ventures, as well as licensing, distribution, or manufacturing arrangements with third parties that we believe will complement or augment our development and commercialization efforts. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing shareholders, or disrupt our management and business.
In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process is time-consuming and complex. We may not be successful in our efforts to establish or maintain a collaboration, strategic partnership, or other alternative arrangements for our products or product candidates.
Further, collaborations and partnerships involving our products or product candidates are subject to numerous risks, which may include the following:
•collaborators and partners have significant discretion in determining the efforts and resources that they will apply to a collaboration or partnership;
•a collaborator or partner may not pursue development and commercialization of our products or product candidates or may elect not to continue or renew development or commercialization of our products or product candidates based on clinical trial results or delays, changes in their strategic focus, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities;
•a collaborator or partner may delay clinical trials, provide insufficient funding for a clinical trial, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials, or require a new formulation of a product candidate for clinical testing;
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
Our strategic partnership with Pfizer to develop and commercialize our Lyme disease vaccine candidate is of critical importance to our business. In accordance with our agreement with Pfizer, we are obligated to provide 40% of the development costs for our Lyme disease vaccine candidate. If we cannot maintain enough cash to comply with this obligation, including any increase in costs as a result of developments with the Phase 3 clinical trial, the development and commercialization of our Lyme disease vaccine candidate could be significantly delayed. Additionally, Pfizer could terminate our existing agreement for a number of reasons, as discussed further under “Item 10.C—Material Contracts—Pfizer License Agreement.” If our partnership with Pfizer fails or is terminated for any reason, we may be unable to find another partner and may not have sufficient financial resources to complete Phase 3 development of our Lyme disease vaccine candidate without a partner.
Our distribution agreements with Bavarian Nordic are also important to our business, both for the sale of our own products IXIARO and DUKORAL and for the revenue we earn from our distribution of Bavarian Nordic’s RABIPUR and ENCEPUR vaccines. In 2023, Bavarian Nordic acquired two of Emergent BioSolutions’ travel vaccines, including the Vaxchora cholera vaccine, which is a competitor of DUKORAL in Europe. As a result of this acquisition, we amended our agreements with Bavarian Nordic with effect in May 2023. The agreements relating to our distribution of Bavarian Nordic’s rabies vaccine in Canada and the United Kingdom will terminate on December 31, 2024, and the remaining distribution agreements between Valneva and Bavarian Nordic will terminate on December 31, 2025. These additional distribution agreements provide for Bavarian Nordic’s distribution of our products in Germany and Switzerland and for our distribution of Bavarian Nordic’s RABIPUR and ENCEPUR vaccines in France, Austria, and the Benelux region. We are now making plans to ensure continued distribution of our products in Germany and Switzerland but cannot guarantee that the termination of these distribution agreements will not have an impact on our sales in these countries. For additional information about the agreements relating to Bavarian Nordic’s distribution of our vaccines, see “Item 10.C—Material Contracts—Bavarian Nordic Distribution Agreements” and Exhibits 4.13, 4.14, and 4.15 of this Annual Report. For additional information about our sales of Bavarian Nordic’s vaccines, refer to the Notes to our consolidated financial statements filed together with this Annual Report.
If we enter into collaborations, partnerships, strategic alliances, and joint ventures, as well as licensing, distribution, or manufacturing arrangements with third parties, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our business, which could delay our timelines or otherwise adversely affect our business. We also cannot be certain that, following a strategic transaction or license, we will achieve the synergies that justify such transaction.
Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition, and results of operations.
We are dependent on single-source suppliers for some of the components and materials used in our products.
In certain cases, we rely on single suppliers for all of our requirements for some of our materials or components. In most cases we do not have long term contracts with these suppliers, and even in the cases where we do the contracts include significant qualifications that would make it extremely difficult for us to force the supplier to provide us with their services, materials, or components should they choose not to do so. We are therefore subject to the risk that these third-party suppliers will not be able or willing to continue to provide us with materials and components that meet our specifications, quality standards, and delivery schedules. Factors that could impact our suppliers’ willingness and ability to continue to provide us with the required materials and components include disruption at or affecting our suppliers’ facilities, such as work stoppages or natural disasters, adverse weather or other conditions that affect their supply, the financial condition of our suppliers, and deterioration in our relationships with these suppliers. In addition, we cannot be sure that we will be able to obtain these materials and components on satisfactory terms. Any increase in material and component costs could reduce our sales and harm our gross margins. In addition, any loss of a material supplier may permanently cause a change in one or more of our products that may not be accepted by our customers or that may cause us to eliminate that product altogether.
For example, we rely on a single-source supplier for fetal bovine serum, a critical and scarce raw material which is only available from our supplier and is used in the manufacturing of IXIARO. We also rely on a single-source supplier for the adjuvant contained in certain vaccine candidates. A loss of the supplier or any shortages of these or other materials for which we rely on a single supplier could adversely affect our ability to manufacture our products and significantly raise our cost of production.
We have not qualified secondary sources for all materials or components that we source through a single supplier, and we cannot assure investors that the qualification of a secondary supplier would prevent future supply issues. Disruption in the supply of materials or components would impair our ability to sell our products and meet customer demand and also could delay the launch of new products, any of which could harm our business and results of operations. If we were to have to change suppliers, the new supplier may not be able to provide us materials or components in a timely manner and in adequate quantities that are consistent with our quality standards and on satisfactory pricing terms. In addition, alternative sources of supply may not be available for materials that are scarce or components for which there are a limited number of suppliers.
If we experience shortages in the supply of our marketed products, our results could be materially impacted.
The marketing and distribution of our products and the late-stage development of our product candidates may depend on our ability to establish and maintain collaborations with biopharmaceutical companies.
In order to develop and market some of our products and product candidates, we rely on collaboration, research, and license agreements with biopharmaceutical companies to assist us in the marketing and distribution of our products and the development of product candidates and the financing of their development. For example, we entered into agreements with Bavarian Nordic to commercialize our products in Germany and Switzerland. As we continue to commercialize our products and identify new product candidates, we will determine the appropriate strategy for development and marketing, which may result in the need to establish additional collaborations with major biopharmaceutical companies. We may also enter into agreements with institutions and universities to participate in our other research programs and to share intellectual property rights.
We may fail to maintain or find collaboration partners and to sign new agreements for our other product candidates and programs. The competition for partners is intense, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain any new collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations, or the collaborator terminates the collaboration, including because of changes in the collaborator’s business. Any collaboration, or other strategic transaction, may also require us to incur non-recurring or other charges, increase our near- and long-term expenditures, and pose significant integration or implementation challenges or disrupt our management or business. These transactions would entail numerous operational and financial risks, including:
•exposure to unknown liabilities;
•disruption of our business;
•diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, product candidates, or technologies;

•incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs;
•higher than expected collaboration, acquisition or integration costs;
•write-downs of assets or goodwill or impairment charges;
•increased amortization expenses;
•difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business;
•impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership; and
•the inability to retain key employees of any acquired business.
Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material and adverse effect on our business, financial condition, results of operations, and prospects. Conversely, any failure to enter any additional collaboration or other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our product candidates and have a negative impact on the competitiveness of any product candidate that reaches market.
We rely on third parties to supply key materials used in our research and development, to manufacture our products and product candidates, to provide services to us, and to assist with clinical trials.
We make considerable use of third-party suppliers for the key materials used in our business, such as the fetal bovine serum used in IXIARO and the adjuvant used in certain vaccine candidates. Additionally, we have outsourced an important step in the manufacturing of IXCHIQ to a third party, IDT Biologika, and Vetter performs the filling process for IXIARO and the filling of IXCHIQ diluent. The failure of third-party suppliers to comply with regulatory standards could result in the imposition of sanctions on us. These sanctions could include fines, injunctions, civil penalties, refusal by regulatory organizations to grant approval to conduct clinical trials or marketing authorization for our products, delays, suspension, variations or withdrawal of approvals, license revocation, seizure or recalls of our products, operating restrictions, and legal proceedings. Furthermore, the presence of non-conformities, as may be detected in regulatory toxicology studies, could result in delays in the development of one or more of our product candidates or in the supply of a commercial product and would require further tests to be financed. Although we are involved in establishing the protocols for the production of these materials, we do not control all the stages of production and cannot guarantee that the third parties will fulfil their contractual and regulatory obligations or that we will be informed in a timely manner of any non-conformities or other failure to comply with obligations. In particular, a partner’s failure to comply with protocols or regulatory constraints, or repeated delays by a partner, could compromise the development or manufacturing of our products. Such events could also inflate the product development or manufacturing costs incurred by us.
We also use third parties to provide certain services such as scientific, medical, or strategic consultancy services. These service providers are generally selected for their specific expertise, as is the case with the academic partners with whom we collaborate. We face intense competition to build and maintain such a network under acceptable terms. Such external collaborators may terminate their involvement at any time, and we can exert only limited control over their activities. We may not be able to obtain the intellectual property rights to the product candidates or technologies developed under collaboration, research, and license agreements under acceptable terms or at all. Moreover, our scientific collaborators may assert intellectual property rights or other rights beyond the terms of their engagement.
Finally, we use third parties to assist with conducting clinical trials. All clinical trials are subject to strict regulations and quality standards. Should any of these risks materialize, as in the case of the Phase 3 trial of VLA15 involving GCP violations by a third party engaged by Pfizer to conduct certain clinical trial sites, this could have a material adverse effect on our business, prospects, financial condition, and results of operations.
Risks Related to the Manufacture of Our Products and Product Candidates
We may be unable to successfully manufacture our products or product candidates in sufficient quality and quantity, which would impact commercialization of our products and delay development of our product candidates.
We perform most of the manufacturing of our products and our product candidates in-house. Delays in manufacturing or inability to manufacture sufficient doses of a product or product candidate could adversely affect our business, financial condition, prospects, and results of operations. If we, or any third-party manufacturing partners, are unable to manufacture sufficient quantities of any vaccine, we may not be able to meet demand or fulfill our obligations under any agreements, or we may be forced to forego additional partnerships or supply agreements which would be advantageous for our business. We may encounter unexpected challenges relating to manufacturing efficiency, quality control, or stability profile that could impact the quantity of products or product candidates manufactured, the consistency of quantity across batches, or the length of time that manufactured material can be used. These problems could impact our supply of the market and require us to manufacture more than previously expected, leading to delays and added costs. Additionally, any supply shortages due to an inability to manufacture sufficient doses could result in fines.

We experienced supply shortages for both IXIARO and DUKORAL in 2022 and 2023 due to the faster than expected recovery of the travel market and, in 2023, to delays in internal processes. In February 2024, we announced anticipated difficulties in supplying the market in the beginning of 2024, and these are accounted for in our guidance.
We may be required to increase our manufacturing capacity to meet demand for approved products, and we may be unable to do this in a timely or cost-effective manner, or at all. We do not have experience manufacturing on the scale that would be required for a large-scale commercialization of vaccine candidates that may receive approval in the future. The process of developing additional manufacturing capacity is complex and affected by multiple external factors, many of which are beyond our control.
We, our contract manufacturers, any future collaborators, and their contract manufacturers could be subject to periodic unannounced inspections by the FDA or other comparable regulatory authorities to monitor and ensure compliance with cGMP or other applicable regulations. Despite our efforts to audit and verify regulatory compliance, we or one or more of our third-party manufacturing vendors may be found on regulatory inspection by the authorities to be noncompliant with cGMP or other applicable regulations. This may result in shutdown of the relevant facility or invalidation of drug product lots or processes, as well as delays in clinical development programs which could ultimately negatively impact our regulatory and commercialization timelines and expectations. In some cases, a product recall may be warranted or required, which would materially affect our ability to supply and market our drug products.
We have outsourced an important step in the manufacturing of IXCHIQ to a third party, IDT Biologika, and Vetter performs the filling process for IXIARO and the filling of IXCHIQ diluent. Outsourcing of manufacturing could result in delays, concerns about manufacturing consistency, or other manufacturing failures. Per the standard industry practice, we rather than the third-party provider would bear the risk of such problems, which could result in a material adverse impact on our business, prospects, financial condition, and results of operations.
Any of these factors impacting manufacturing quantity or quality could delay clinical trials, regulatory submissions, and/or commercialization of our products, interfere with current sales, entail higher costs, and result in our inability to effectively sell our products.
We rely primarily on our manufacturing facilities as the source of manufacturing for our products and for certain of our product candidates.
Our manufacturing facility in Livingston, Scotland is the sole source of commercial quantities of drug substance of our Japanese encephalitis vaccine IXIARO and our chikungunya vaccine IXCHIQ. Our manufacturing facility in Solna, Sweden, is the sole source of commercial quantities of DUKORAL. The destruction of either of these facilities by fire or other catastrophic events would prevent us from manufacturing the relevant product and supplying our customers or clinical trial centers, which would result in a material adverse impact on our business, prospects, financial condition, and results of operations.
We rely upon third parties to manufacture and supply components of certain substances necessary to manufacture our products and product candidates.
We currently rely upon several, and in the future may rely on additional, third-party contract manufacturing organizations, or CMOs, for the manufacture and supply of components and substances for all of the product candidates we are developing. In particular, we have outsourced one step in the manufacturing process of IXCHIQ to IDT Biologika. Additionally, certain component materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to manufacture these materials for us. We cannot assure you that, if required, we will be able to identify alternate sources with the desired scale and capability and establish relationships with such sources. Additionally, in the biopharmaceutical industry, supplier changes require lengthy validation and regulatory approval processes. A loss of any CMO or component supplier and delay in establishing a replacement could delay our clinical development and regulatory approval process and interrupt supply.
Manufacturing facilities and clinical trial sites are subject to significant government regulations and approvals. If we or any third parties fail to comply with these regulations or maintain these approvals, our business could be materially harmed.
Our manufacturing facilities are subject to ongoing regulation and periodic inspection by national authorities, including the competent authorities of EEA countries, the FDA, and other regulatory bodies to ensure compliance with cGMP and other applicable regulations when producing batches of our products and product candidates for clinical trials. CROs and other third-party research organizations must also comply with Good Laboratory Practice, or GLP, when carrying out regulatory toxicology studies. Any failure to follow and document our or their adherence to such cGMP and GLP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, may delay or prevent filing or approval of marketing applications for our products, or may cause us to not meet our obligations under our commercial agreements.
Failure to comply with applicable regulations at our manufacturing sites or at clinical trial sites could also result in national authorities, the competent authorities of EEA countries, the FDA, or other applicable regulatory authorities taking various actions, including:
•levying fines and other civil penalties;

•imposing consent decrees or injunctions;
•requiring us to suspend or put on hold one or more of our clinical trials;
•requiring an additional audit or validation of clinical trial data;
•suspending, varying, or withdrawing regulatory approvals;
•delaying or refusing to approve pending applications or supplements to approved applications;
•requiring us to suspend manufacturing activities or product sales, imports, or exports;
•requiring us to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving our products;
•mandating product recalls or seizing products;
•imposing operating restrictions; and
•seeking criminal prosecutions.
Any of the foregoing actions could be detrimental to our reputation, business, financial condition, or operating results. Furthermore, we or our key suppliers and partners may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all, or in delays to our clinical trials. In addition, before any additional products would be considered for marketing authorization in the EEA, the United States, or other jurisdictions, our suppliers will have to pass an inspection by the applicable regulatory agencies. We are dependent on our suppliers’ cooperation and ability to pass such inspections, and the inspections and any necessary remediation may be costly. Failure to pass such inspections by us or any of our suppliers would adversely affect our ability to commercialize our products or product candidates in the EEA, the United States, or other jurisdictions. Moreover, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting product development activities that could harm our competitive position. Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition, and results of operations.
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
Additionally, if we externalize any aspect of manufacturing that we have historically performed internally, this could result in an increase in production costs. Should any of these risks materialize, this could have a material adverse effect our business, prospects, financial condition, and results of operations.
We use hazardous chemicals and biological materials in our business and any claims relating to improper handling, storage or disposal of these materials could be time-consuming and costly.
Our research and development and manufacturing processes involve the controlled use of hazardous materials, including chemicals and biological materials. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We also handle genetically recombined material, genetically modified species, and pathological biological samples. Consequently, in France, Sweden, and Scotland where we have production facilities and in the jurisdictions where we conduct clinical trials, we are subject to environment and safety laws and regulations governing the use, storage, handling, discharge, and disposal of hazardous materials, including chemical and biological products. We impose preventive and protective measures for the protection of our workforce and waste control management in accordance with applicable laws, including part four of the French Labor Code, relating to occupational health and safety.
If we fail to comply with applicable regulations, particularly those applicable to all BSL classifications, we could be subject to criminal prosecutions, fines, damages, and the suspension of all or part of our operations. Compliance with environmental, health, and safety regulations involves additional costs, and we may have to incur significant costs to comply with future laws and regulations in relevant jurisdictions. Compliance with environmental laws and regulations could require us to purchase equipment, modify facilities, and undertake considerable expenses. We do not have insurance that specifically covers liability relating to hazardous materials and could be liable for any inadvertent contamination, injury, or damage, which could negatively affect our business and engage the civil and/or criminal liability of the Company and/or its representatives.
Risks Related to Our Business Operations, Employee Matters and Managing Growth
We are highly dependent on our key personnel, and if we are not able to retain these members of our management team or recruit and retain additional management, clinical, and scientific personnel, our business will be harmed.
We are highly dependent on our management, scientific, and medical personnel, particularly our Chief Executive Officer Thomas Lingelbach, who we heavily rely on for a variety of matters. Our key personnel may currently terminate their employment with us at any time. The loss of the services of any of these persons could impede the achievement of our research, development, and commercialization objectives. Additionally, we do not currently maintain “key person” life insurance on the lives of our executives, other than Thomas Lingelbach and Juan Carlos Jaramillo, or any of our employees.
Recruiting and retaining other senior executives, qualified scientific and clinical personnel, and commercialization, manufacturing and sales and marketing personnel will be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development, and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of, and commercialize our product candidates. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain, or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high-quality personnel, our ability to pursue our growth strategy will be limited.
Our future performance will also depend, in part, on our ability to successfully integrate newly hired executive officers into our management team and our ability to develop an effective working relationship among senior management, including in the context of our recent change in governance structure, as described in Item 6. Our failure to integrate new individuals and create effective working relationships among members of management could result in inefficiencies in the development and commercialization of our product candidates and other aspects of our business, which could negatively impact our results of operations.
We may encounter difficulties in managing our growth, which could disrupt our operations.
Our strategy involves continuing to grow our business internally. However, we may also grow externally through selective acquisitions of complementary products and technologies, or of companies with such assets, although no such plan is currently contemplated. As our development progresses, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of research, drug development, regulatory affairs, and sales, marketing and distribution for our approved products. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and recruit and train additional qualified personnel. Due to our limited financial resources and the extent of our anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel.
Our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing internal or external growth. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure and give rise to operational errors, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.
If we were to acquire assets or companies, the success of such an acquisition would depend on our capacity to carry out such acquisitions and to integrate such assets or companies into our existing operations. The implementation of such a strategy could impose significant constraints, including:
•human resources: recruiting, integrating, training, managing, motivating, and retaining a growing number of employees;
•financial and management system resources: identification and management of appropriate financing and management of our financial reporting systems; and
•infrastructure: expansion or transfer of our laboratories or the development of our information technology system.
In addition, an acquisition could result in shareholder litigation, which could be costly and time consuming and divert management’s attention and resources. For example, following the merger between Vivalis SA and Intercell AG in 2013, certain former Intercell shareholders initiated legal proceedings to request a revision of either the cash compensation paid to departing shareholders or the exchange ratio between Intercell and Valneva shares used for the non-departing shareholders who received Valneva shares in the merger. On February 8, 2021, the judicial committee in charge of these proceedings appointed an expert and requested that he give an opinion on the exchange ratio applied to this latter group. On October 6, 2021, we received the expert’s opinion. With respect to the exchange ratio, the expert confirmed the prior calculation used but also recommended the calculation of safety margins. Additionally, the expert addressed the cash compensation paid to departing shareholders and recommended an increase in such compensation. If this increase is approved by the court, it would result in a liability lower than our current litigation reserves, which pertain to this plaintiff group specifically. The expert provided a supplemental opinion in April 2022, and the judicial committee in charge of the proceedings gave its opinion to the Vienna commercial court in April 2023. The court has not made a decision yet. The results of this litigation or any other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse and potentially substantial monetary damages, penalties, or injunctive relief against us, which could negatively impact our financial position, cash flows, or results of operations. See Note 5.33.2 to our financial statements for the year ended December 31, 2023 appearing elsewhere in this Annual Report for a discussion of these legal proceedings.
If we are unable to manage internal growth or have difficulty integrating any acquisitions, it could have a material adverse effect on our business, prospects, financial condition, and results of operations.
We will need to hire new employees and expand our use of service providers.
As of December 31, 2023, we had 676 employees. As we continue to commercialize our products and as our development and commercialization plans and strategies develop, we must add a significant number of additional managerial, operational, sales, marketing, financial, and other personnel.
We currently rely, and for the foreseeable future will continue to rely, in part on certain independent organizations, advisors, and consultants to provide certain services. There can be no assurance that the services of these independent organizations, advisors, and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our products and product candidates and, accordingly, may not achieve our sales, research, development and commercialization goals.
Our business has been and could be materially adversely affected by the effects of health pandemics or epidemics. Future outbreaks of disease, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites, or other business operations, could materially affect our operations globally and at our clinical trial sites, as well as the business or operations of our manufacturers, CROs or other third parties with whom we conduct business.
Our business has been and could in the future be materially adversely affected by the effects of pandemics or epidemics, including COVID-19 and future outbreaks of the disease. COVID-19 adversely affected economic activity across virtually all sectors and industries on a local, national, and global scale. We are unable to accurately predict the impact that any future developments of COVID-19 or a similar event would have on our business due to numerous uncertainties, including the duration of the outbreak, the result of vaccination efforts, resurgence of the virus including any new variants, actions that may be taken by governmental authorities, impacts on international travel, the impact on the business of our service providers and partners, and the impact on the global financial markets, which could limit our access to capital and affect our liquidity. These and similar, and perhaps more severe, disruptions in our operations could materially impact our business, operating results and financial condition.
We have engaged and may in the future engage in strategic transactions, such as acquisitions or investments in other companies or technologies, which could divert our management’s attention and in some cases result in dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.
We have engaged and may in the future engage in strategic transactions that may divert the attention of management and incur various expenses in identifying, investigating, and pursuing suitable transactions, whether or not they are consummated. For example, we may seek to acquire or invest in additional businesses and/or technologies that we believe complement or expand our product candidates, enhance our technical capabilities, or otherwise offer growth opportunities in the United States and internationally. In 2015 we acquired Crucell Sweden AB and all assets, licenses, and privileges related to DUKORAL. We may also consider divestment of specific assets to support different strategic objectives.
Realizing the benefits of acquisitions depends upon the successful integration of the acquired technology into our existing and future product candidates. Furthermore, we may not be able to integrate the acquired personnel, operations, and technologies successfully, or effectively manage the combined business following the acquisition. We also may not realize the anticipated benefits from any acquired business. The risks we face in connection with acquisitions and investments, whether or not consummated, include:

•unanticipated costs or liabilities associated with the acquisition;
•diversion of management’s attention from other business concerns;
•adverse effects to our existing strategic collaborations as a result of the acquisition;
•assimilation of operations, intellectual property, and products of an acquired company;
•the potential loss of key employees;
•difficulty integrating the accounting systems, operations, and personnel of the acquired business;
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
•increased operating expenses and cash requirements; and
•use of substantial portions of our available cash to consummate the acquisition.
A significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not yield expected returns, we may in the future be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our business, financial condition, results of operations, and prospects.
Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our business, financial condition, results of operations, and prospects may suffer. We cannot assure you that we will be successful in integrating the businesses or technologies we may acquire. The failure to successfully integrate these businesses could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.
Our operations, and those of our CMOs, CROs, and other contractors and consultants, could be subject to cybersecurity attacks, earthquakes, power shortages, information technology or telecommunications failures, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, armed conflict, wars, public health pandemics or epidemics, and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.
Our ability to develop and commercialize our product candidates could be disrupted if our operations or those of our suppliers are affected by man-made or natural disasters or other business interruptions.
We may be negatively impacted by volatility in the political and economic environment, including as a result of military conflicts, elections, economic downturns and increases in interest rates, and a period of sustained inflation across the markets in which we operate could result in higher operating costs and may negatively impact our business and financial performance.
Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and variability. These conditions may impact our business. Furthermore, rising inflation may negatively impact our business, increase costs, and reduce profitability. While we would take actions, wherever possible, to mitigate the impact of the effects of inflation, in the case of sustained inflation across several of the markets in which we operate, it could become increasingly difficult to effectively mitigate the increases to our costs. If we are unable to take actions to effectively mitigate the effect of the resulting higher costs, our profitability and financial position could be negatively impacted.
The U.S. Federal Reserve and European Central Bank have raised interest rates multiple times in response to concerns about inflation, among other things, and they may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty. Similarly, the ongoing military conflicts between Russia and Ukraine and between Israel and Hamas have created volatility in the global capital markets and are expected to have further global economic consequences, including ongoing disruptions of the global supply chain and energy markets. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, including relative to cost or dilution. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation and macro turmoil and uncertainty could also adversely affect our customers, which could reduce demand for our products.
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
Our IT systems and data, and those of our collaborators, consultants, service providers, and other contractors, are vulnerable to cyberattacks and security breaches, which could significantly disrupt our core operations, product development programs, and overall business and adversely affect our business strategy, financial condition, results of operations, and prospects.
Our computer and information technology systems, networks, infrastructure, hardware, software, and cloud-based computing services, collectively referred to as IT Systems, and those of our current and future collaborators, service providers, and other contractors or consultants are vulnerable to malware (such as ransomware), malicious code (such as computer viruses and worms), data corruption, cyber-based attacks, malfeasance by insiders, human error, natural disasters, public health pandemics or epidemics, terrorism, war, and telecommunication and electrical failures, all of which threaten the confidentiality, integrity, and availability of our IT Systems, key business processes, and intellectual property, proprietary business information, personal information, and other important data we process or maintain, collectively referred to as our Confidential Information.
We and certain of our third-party providers have in the past experienced cyberattacks and other security incidents, and we expect that to continue in varying degrees in the future. While to date no attacks or incidents have had a material impact on our operations or results, we cannot guarantee that material incidents will not occur in the future. We expect cyberattacks to accelerate on a global basis in both frequency and magnitude as threat actors are increasingly sophisticated in using techniques and tools – including artificial intelligence – that can circumvent controls, evade detection, and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate, or recover from future attacks or incidents or to avoid a material adverse impact on our IT Systems, Confidential Information, or business. Cybersecurity threats are increasingly difficult to detect and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, insiders and other personnel (such as through theft or misuse), sophisticated nation-states, and nation-state-supported actors. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with managing remote computing assets and the security vulnerabilities that are present in many non-corporate and home networks. In addition, we cannot comprehensively identify all misconfigurations, “bugs”, or vulnerabilities in proprietary or third-party systems or software used by our business or guarantee that patches or compensating controls will be applied before vulnerabilities can be exploited by a threat actor. Moreover, any use or integration of generative or other artificial intelligence in our, or any third parties’, operations, products, or services will pose new and/or unknown cybersecurity risks and challenges. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls, or procedures, will be fully implemented, complied with, or effective in protecting our IT Systems and Confidential Information. Any significant system failure, accident, attack, or security breach could have a material adverse effect on our business, financial condition, and results of operations. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs, and security vulnerabilities or to respond to or recover from a cyberattack or security incident could be significant and could result in unexpected interruptions, delays, cessation of service, and other harm to our business and our competitive position, as well as regulatory investigations, litigation (including class action suits), reputational impacts, and the loss of partners, collaborators, and customers. If such an event were to occur and cause interruptions in our operations, it could also result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss or corruption of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, including but not limited to information related to our product candidates, we could incur liability, our competitive and reputational position could be harmed, and the further development and commercialization of our product candidates could be delayed.
In addition, our IT Systems and those of our current and any future collaborators, service providers, and other contractors or consultants are potentially vulnerable to data security breaches, whether by employees, contractors, consultants, malware, phishing attacks, or other cyberattacks, that may expose Confidential Information to unauthorized persons. For example, we have experienced phishing attacks in the past, and we expect to be a target of phishing attacks and other cyberattacks in the future. In addition, our IT Systems include cloud-based applications that are hosted by third-party service providers with security and information technology systems subject to similar risks. Consequently, successful cyberattacks that disrupt or result in unauthorized access to third-party IT Systems can materially impact our operations and financial results. If a data security breach affects our systems, corrupts our data, or results in the unauthorized disclosure or release of personally identifiable information, for example, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, supervisory bodies, credit reporting agencies, the media, or individuals pursuant to various data protection, privacy, and security laws, regulations, and guidelines, as applicable, such as the EU and UK GDPR (as defined below). Accordingly, a data security breach or privacy violation that leads to unauthorized access to, disclosure, or modification of personal information (including protected health information), that prevents access to personal information, or that materially compromises the privacy, security, or confidentiality of the personal information, could result in fines, increased costs, or loss of revenue, and we could incur liability, our competitive position could be harmed, and the further development and commercialization of our product candidates could be delayed.

Furthermore, laws and regulations around the globe, such as the EU and UK GDPR, can expose us to enforcement actions and investigations by regulatory authorities and potentially result in regulatory penalties and significant legal liability, if our information technology security efforts fail and if we fail to disclose any material cybersecurity incident in an adequate and timely manner. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.
We (and our service providers) receive, process, store, and use personal information and other data, which subjects us to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies, and other obligations related to data privacy and security. Our (and our service providers’) actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, and otherwise adversely affect our business.
We, and our service providers, receive, process, store, and use personal information and other data about our clinical trial participants, employees, partners, and others. We, and our service providers, must comply with numerous foreign and domestic laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations regarding privacy and the storing, sharing, use, processing, disclosure, security, and protection of personal information and other data, such as information that we collect about patients and healthcare providers in connection with clinical trials in Europe, the United States, and elsewhere. We strive to comply with all applicable requirements and obligations; however, new laws, policies, codes of conduct, and legal obligations may arise, continue to evolve, be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, and conflict with one another. Any failure or perceived failure by us or third parties working on our behalf to comply with applicable laws and regulations, any privacy and data security obligations pursuant to contract or pursuant to our stated privacy or security policies, or obligations to third parties may result in governmental enforcement actions (including fines, penalties, judgments, settlements, imprisonment of company officials and public censure), civil claims (to which we have been subject), litigation, damage to our reputation, and loss of goodwill, any of which could have a material adverse effect on our business, operations, and financial performance. With substantial uncertainty over the interpretation and application of these laws, regulations, and other obligations, we may face challenges in addressing their requirements and making necessary changes to our policies and practices, and may incur significant costs and expenses in our efforts to do so.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., state surveillance and wiretapping laws such as California Invasion of Privacy Act). For example, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable protected health information. In addition, in the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, together referred to as the CCPA, applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights, such as those noted below. The CCPA provides for fines of up to $7,500 per intentional violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts and increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers.
The global data protection landscape is rapidly evolving, and we expect that there will continue to be new and proposed laws, regulations, and industry standards concerning privacy, data protection, and information security, and we cannot yet determine the impact that such future laws, regulations, and standards may have on our business. For example, in Canada, the Personal Information Protection and Electronic Documents Act and various related provincial laws, as well as Canada’s Anti-Spam Legislation, apply to our operations. The EU General Data Protection Regulation and United Kingdom’s implementation of the General Data Protection Regulation, known respectively as the EU and UK GDPR, as well as EEA Member States’ and the United Kingdom’s implementing national legislation, apply to the collection and processing of personal data, including health-related information, by companies located in the EEA or the United Kingdom. In certain circumstances, the EU and UK GDPR also apply to companies located outside of the EEA or United Kingdom who are processing personal data of individuals located in the EEA or United Kingdom. The EU and UK GDPR have increased compliance burdens on us, such as requiring the following:
•processing personal data only for specified, explicit, and legitimate purposes for which personal data were collected;

•establishing a legal basis for processing personal data and creating obligations for controllers and processors to appoint data protection officers in certain circumstances;
•increasing transparency obligations to data subjects for controllers (including presentation of certain information in a concise, intelligible, and easily accessible form about how their personal data is used and their rights vis-à-vis that data and its use);
•introducing the obligation to carry out so-called data protection impact assessments in certain circumstances;
•establishing limitations on collection and retention of personal data through “data minimization” and “storage limitation” principles;
•establishing obligations to implement “privacy by design”;
•introducing obligations to honor increased rights for data subjects (such as rights for individuals to be “forgotten,” rights to data portability, and rights to object, etc., in certain circumstances);
•formalizing a heightened and codified standard of data subject consent;
•establishing obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data;
•introducing obligations to agree to certain specific contractual terms and to take certain measures when engaging third party processors and joint controllers;
•introducing the obligation to provide notice of certain personal data breaches to the relevant supervisory authority or authorities and affected individuals; and
•mandating the appointment representatives in the United Kingdom and/or EEA in certain circumstances.
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
The EU and UK GDPR also provide for more robust regulatory enforcement and greater penalties for noncompliance than previous data protection laws, including fines of up to 20 million euros under the EU GDPR, 17.5 million pound sterling under the UK GDPR, or in each case, 4% of global annual revenue for the preceding financial year, whichever is higher. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the EU and UK GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some processing of personal data carried out by non-compliant actors. The EU and UK GDPR also confer a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the EU and UK GDPR.
In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanism that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.
If there is no lawful manner for us to transfer personal data from the EEA or UK, including, for example, obtaining individuals’ explicit consent to transfer their personal data from the EEA or UK to the United States or other countries, we will face increased exposure to regulatory actions, substantial fines, and injunctions against processing personal data from the EEA or United Kingdom. The inability to transfer personal data from the EEA, United Kingdom, or Switzerland may also restrict our clinical trials activities in such jurisdictions, limit our ability to collaborate with contract research organizations as well as other service providers, contractors and other companies subject to European data protection laws, and require us to increase our data processing capabilities in the EEA, United Kingdom, or Switzerland, likely at significant expense. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The type of challenges we face in Europe will likely also arise in other jurisdictions that adopt laws similar in construction to the EU and UK GDPR or regulatory frameworks of equivalent complexity.
The EU GDPR provides that EEA countries may make their own further laws and regulations to introduce specific requirements related to the processing of “special categories of personal data,” including personal data related to health, biometric data used for unique identification purposes, and genetic information, as well as personal data related to criminal offences or convictions. In the United Kingdom, the United Kingdom Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase our costs and could increase our overall compliance risk. Such country-specific regulations could also limit our ability to collect, use, and share data in the context of our EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause our compliance costs to increase, ultimately having an adverse impact on our business, and harming our business and financial condition.
For example, in France, the conduct of clinical trials is subject to compliance with specific provisions. The French Law No.78-17 of 6 January 1978 on Information Technology, Data Files and Civil Liberties, as amended, establishes a strict framework applicable to the processing of personal data in the health sector. This framework requires, among others, the filing of compliance undertakings with “reference methodologies” (such as the MR-001) adopted by the French Data Protection Authority, or CNIL, or, if not complying, obtaining an authorization from the CNIL. Failure to comply with the stringent provisions of the reference methodologies or failure to obtain the CNIL’s authorization could expose us to adverse consequences, including the interruption of our clinical trials in France, increased exposure to regulatory actions, or the need to relocate part of or all of our data processing activities to other jurisdictions at significant expense.
It is possible that the EU and UK GDPR or other laws and regulations relating to privacy and data protection may be interpreted and applied in a manner that is inconsistent from jurisdiction to jurisdiction or inconsistent with our current policies and practices, and compliance with such laws and regulations could require us to change our business practices and compliance procedures in a manner adverse to our business. We cannot guarantee that we are in compliance with all such applicable data protection laws and regulations, and we cannot be sure how these regulations will be interpreted, enforced, or applied to our operations. Furthermore, other jurisdictions outside the EEA are similarly introducing or enhancing privacy and data security laws, rules, and regulations, which could increase our compliance costs and the risks associated with noncompliance. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, and our efforts to comply with the evolving data protection rules may be unsuccessful. We cannot guarantee that we, our third-party collaborators, or our vendors are in compliance with all applicable data protection and privacy laws and regulations as they are enforced now or as they evolve. Further, for example, our privacy policies may be insufficient to protect any personal information we collect, or may not comply with applicable laws. Our non-compliance could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures, and systems. In addition, if we are unable to properly protect the privacy and security of protected health information, we could be found to have breached our contracts.
In addition to data privacy and security laws, we may be subject to contractual obligations based on industry standards adopted by industry groups, such as best practices governing the conduct of clinical trials, and we are, or may become, subject to such obligations in the future. We are also subject to contractual obligations related to data privacy and security. Our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the EU and UK GDPR and CCPA, may require us to impose specific contractual restrictions on certain service providers that have access to personal data, such as clinical trial patient data or personal data of clinical trial site personnel. We publish privacy policies, marketing materials, and other statements regarding data privacy and security on our website. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, or unfair, or to misrepresent our practices, we may be subject to investigation, enforcement actions by regulators (such as the Federal Trade Commission), or other adverse consequences.
Our actual or perceived failure to adequately comply with applicable laws and regulations relating to privacy and data protection, or to protect personal data and other data we process or maintain, could result in regulatory enforcement actions against us, including fines, penalties, orders that require a change in our practices, additional reporting requirements and/or oversight, imprisonment of company officials and public censure, claims for damages by affected individuals, other lawsuits, or reputational damage, all of which could materially affect our business, financial condition, results of operations, and growth prospects.
Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.
We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants, and commercial partners. Misconduct by these parties could include intentional failures, reckless and/or negligent conduct, or unauthorized activities that violates (i) the laws and regulations of the EEA countries, FDA, and other regulatory authorities, including those laws requiring the reporting of true, complete, and accurate information to competent regulatory authorities, (ii) manufacturing standards, (iii) federal and state data privacy, security, fraud and abuse, and other healthcare laws and regulations in the EEA, the United States, and elsewhere and (iv) laws that require the true, complete, and accurate reporting of financial information or data. In particular, sales, marketing, and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing, and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, and other business arrangements. Such misconduct also could involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, creating fraudulent data in our pre-clinical studies or clinical trials, or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from government investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in significant civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government-funded healthcare programs, such as Medicare and Medicaid or comparable foreign programs, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, contractual damages, reputational harm, and the curtailment or restructuring of our operations, any of which could have a negative impact on our business, financial condition, results of operations, and prospects.
We benefit from tax credits in Austria and France that could be reduced or eliminated.
As a company with research and development activity, we benefit from certain tax advantages, including the Austrian Research and Development tax credit and the French Research Tax Credit (Crédit Impôt Recherche), which are tax credits aimed at stimulating research and development. Our Austrian Research and Development tax credits were €5.7 million, €13.9 million and €20.2 million for the years ended December 31, 2023, 2022, and 2021, respectively. Our French Research Tax Credits were €1.1 million, €1.5 million, and €1.8 million for the years ended December 31, 2023, 2022, and 2021, respectively. The Austrian Research and Development tax credit is calculated based on claimed amount of eligible research and development in Austria, while the French Research Tax credit is calculated based on our claimed amount of eligible research and development expenditures in France. The main differences between the Austrian and French research tax credits are the applicable percentage of and the basis for the tax credit. The tax credits are a source of financing to us that could be reduced or eliminated by the Austrian and French tax authorities or by changes in Austrian and French tax law or regulations.
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
If we fail to receive future Research Tax Credit amounts or if our calculations are challenged, even if we comply with the current requirements in terms of documentation and eligibility of its expenditure, our business, prospects, financial condition, and results of operations could be adversely affected.
We may be unable to carry forward existing tax losses.
We have accumulated tax loss carry forwards of €879.1 million, €821.6 million, and €628.3 million for the years ended December 31, 2023, 2022, and 2021, respectively. Applicable French law provides that, for fiscal years ending after December 31, 2012, the use of these tax losses is limited to €1.0 million, plus 50% of the portion of net earnings exceeding this amount. The unused balance of the tax losses in application of such rule can be carried forward to future fiscal years, under the same conditions and without time restriction. There can be no assurance that future changes to applicable tax law and regulation will not eliminate or alter these or other provisions in a manner unfavorable to us, which could have an adverse effect on our business, prospects, financial condition, cash flows or results of operations.
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
In addition, many countries are implementing legislation and other guidance to align their international tax rules with those of the Organization for Economic Co-operation and Development, or OECD, whose Base Erosion and Profit Shifting recommendations and action plan aim to standardize and modernize global corporate tax policy, including changes to cross-border tax, transfer pricing documentation rules, and nexus-based tax incentive practices. The OECD is also continuing discussions surrounding fundamental changes in allocation of profits among tax jurisdictions in which companies do business, as well as the implementation of a global minimum tax (namely the “Pillar One” and “Pillar Two” proposals). As a result of this heightened scrutiny, prior decisions by tax authorities regarding treatments and positions of corporate income taxes could be subject to enforcement activities and legislative investigation and inquiry, which could also result in changes in tax policies or prior tax rulings. Any such changes may also result in the taxes we previously paid being subject to change.
Our business may be exposed to foreign exchange risks.
We operate internationally and are exposed to foreign exchange risks arising from various currencies, primarily with respect to the Euro (EUR), the British Pound (GBP), the Canadian Dollar (CAD), the Swedish Krona (SEK), and the U.S. Dollar (USD). Foreign exchange risks arise from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. Because a substantial part of sales of IXIARO and IXCHIQ are, or are expected to be, generated in the United States, with a significant part of production costs in GBP, and in Canada for DUKORAL, with production costs in SEK, we are exposed to foreign exchange risks, principally with respect to the USD, GBP, SEK, and CAD. We have entered into currency option contracts to limit the risk of foreign exchange losses. However, our results of operations continue to be impacted by exchange rate fluctuations. For example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euro at a reduced value. While we entered into currency option contracts in 2020 to limit the risk of foreign exchange losses, we cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. Our ADSs are quoted in U.S. dollars on Nasdaq, while our ordinary shares trade in euro on Euronext Paris. Our financial statements are prepared in euro. Therefore, fluctuations in the exchange rate between the euro and the U.S. dollar will also affect, among other matters, the value of our ordinary shares and ADSs. We could also sign contracts denominated in other currencies, which would increase our exposure to currency risk. In accordance with our business decisions, our exposure to this type of risk could change depending on:
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
Future sales of a substantial number of our ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ADSs and/or ordinary shares. Sales in the United States of our ADSs and ordinary shares held by our directors, officers, and affiliated shareholders or ADS holders are subject to restrictions. If these shareholders or ADS holders sell substantial amounts of ordinary shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of our ADSs or ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.
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
We are a European public company with limited liability (Societas Europaea or SE), with our registered office in France. Our corporate affairs are governed by our bylaws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of our Board of Directors are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, our Board of Directors is required by French law to consider the interests of our company, its shareholders, its employees and other stakeholders, rather than solely our shareholders and/or creditors. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder or holder of ADSs. Further, in accordance with French law, as long as a double voting right is attached to each ordinary share which is held in registered form in the name of the same shareholder for at least two years, ordinary shares deposited with the depositary will not be entitled to double voting rights. Therefore, holders of ADSs who wish to obtain double voting rights will need to surrender their ADSs, withdraw the deposited shares, and take the necessary steps to hold such ordinary shares in registered form in the holder’s name for at least two years. See “Item 16G—Corporate Governance.”
U.S. investors may have difficulty enforcing civil liabilities against our company and members of the Executive Committee and the Board of Directors.
Most of the members of our Executive Committee and Board of Directors and the experts named in this Annual Report are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders. The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters.
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
•a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our Board of Directors as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
•a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;
•under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•our shareholders may in the future grant our Board of Directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our ordinary shares;
•our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
•our Board of Directors appoints the members of the Executive Committee, notably the Chief Executive Officer (Directeur Général) and Associate Managing Officers (Directeurs Généraux Délégués);
•our Board of Directors has the right to appoint members of the Board to fill a vacancy created by the resignation or death of a member of the Board for the remaining duration of such member’s term of office, and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our Board;
•our Board of Directors can be convened by the Chair, Vice-Chair, or Lead Independent Member or, if there has been no Board meeting for more than two months, by Directors representing one-third of the Board;
•our Board of Directors meetings can take place in person or by way of videoconference or teleconference and for decisions of the Board of Directors to be valid, at least half of the Directors must be present or represented;
•approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove members of the Board of Directors with or without cause;
•the crossing of certain ownership thresholds has to be disclosed and can impose certain obligations;
•advance notice is required for nominations to the Board of Directors or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a member of the Board can be proposed at any shareholders’ meeting without notice;

•transfers of shares shall comply with applicable insider trading rules and regulations, and in particular with the Market Abuse Regulation 596/2014 of April 16, 2014; and
•pursuant to French law, our bylaws, including the sections relating to the number of members of the Board of Directors and Associate Managing Officers, and election and removal of members of the Board of Directors and Associate Managing Officers from office may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.
We have previously reported material weaknesses in our internal controls over financial reporting, and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence, and depress the market price of our securities.
We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting, and we are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal control over financial reporting on an annual basis. To ensure compliance with Section 404, we will need to continue to dedicate internal resources to remediation efforts for any material weaknesses that we identify, and we have previously engaged outside consultants to assist us in adopting a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and implement a continuous reporting and improvement process for internal control over financial reporting. The process to document and evaluate our internal control over financial reporting is both costly and challenging.
We previously identified material weaknesses in our internal control over financial reporting in connection with the preparation of the consolidated financial statements for the years ended December 31, 2021 and 2022. In connection with the preparation of our consolidated financial statements as at and for the year ended December 31, 2022, we identified deficiencies in the control environment, risk assessment, control activities, information and communication, and monitoring components of the COSO Framework (as defined in Item 15 of this Annual Report). These deficiencies constituted material weaknesses, either individually or in the aggregate, were pervasive in nature, and impacted all significant accounts and disclosures. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. These material weaknesses did not result in a material misstatement to our financial statements. However, these material weaknesses could result in material inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. For further information about the material weaknesses previously identified, see Item 15 of this Annual Report.
We took steps to address these material weaknesses and implemented remediation plans. See Item 15 of this Annual Report for further details about these past remediation measures. We cannot assure you that the controls we have judged to be effective for the year ended December 31, 2023 will continue to be effective or that we will be able to prevent any future material weaknesses in our internal control over financial reporting.
The rules governing the standards for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing, and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting. The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly, and complicated. Our management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are or may be applicable to us as a public company listed in the United States. If we fail to staff our accounting and finance function adequately or maintain internal control over financial reporting adequate to meet the demands that will be placed upon us as a public company listed in the United States, our business and reputation may be harmed, and the price of our ordinary shares and ADSs may decline. In addition, undetected material weaknesses in our internal control over financial reporting could lead to restatements of financial statements and require us to incur the expense of remediation. Any of these developments could result in investor perceptions of us being adversely affected, which could cause a decline in the market price of our securities.
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
In the context of the ongoing COVID-19 pandemic, the Decree (décret) no. 2020 892 dated July 22, 2020, as amended by the Decree (décret) no. 2020-1729 dated December 28, 2020 created until December 31, 2021 a new 10% threshold of the voting rights for the non-European investments made (i) in an entity having its registered office in France and (ii) whose shares are admitted to trading on a regulated market, in addition to the 25% above-mentioned threshold. The transactions falling within the scope of the Decree (décret) no. 2020-892, as amended, benefit from a “fast-track procedure” pursuant to which the investor is exempt from the authorization request provided for in Article R. 151-5 of the Monetary and Financial Code, provided that the investment project has been the subject of prior notification to the French Minister of Economy and that the transaction is carried out within six months following the notification. Unless the French Minister of Economy objects, the authorization is granted at the end of a period of ten working days following notification.
Failure to comply with such measures could result in significant consequences on the applicable investor. Such measures could also delay or discourage a takeover attempt, and we cannot predict whether these measures will result in a lower or more volatile market price of our ADSs.
Purchasers of ADSs are not directly holding our ordinary shares.
A holder of ADSs is not treated as one of our shareholders and does not have direct shareholder rights, unless he or she withdraws the ordinary shares underlying his or her ADSs. French law governs our shareholder rights. The depositary, through the custodian or the custodian’s nominee, is the holder of the ordinary shares underlying ADSs. Purchasers of ADSs have ADS holder rights. The deposit agreement among us, the depositary, and ADS holders sets out ADS holder rights, as well as the rights and obligations of us and the depositary. ADS holders are encouraged to read the deposit agreement, which is filed as an exhibit to this Annual Report.
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
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer, or register transfers of your ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government, or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting, or we are paying a dividend on our ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes, and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.
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
We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents, or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, the members of our Board of Directors and Executive Committee are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Paris and expect to file financial reports on an annual and semi-annual basis, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until four months after the end of each fiscal year. Accordingly, there is less publicly available information concerning our company than there would be if we were not a foreign private issuer.
As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards, and these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.
As a foreign private issuer listed on Nasdaq, we are subject to Nasdaq’s corporate governance listing standards. However, Nasdaq rules permit foreign private issuers to follow the corporate governance practices of its home country. Some corporate governance practices in France may differ significantly from Nasdaq corporate governance listing standards. We intend to continue to rely on exemptions for foreign private issuers and follow French corporate governance practices in lieu of Nasdaq corporate governance standards, to the extent possible. For example, neither the corporate laws of France nor our bylaws require a majority of the members of our Board of Directors to be independent, and although the corporate governance code to which we currently refer (the Middlenext Code) recommends that, in a widely-held company like ours, a majority of the members of the Board of Directors be independent (as construed under such code), this code only applies on a “comply-or-explain” basis, and we may in the future either decide not to apply this recommendation or change the corporate code to which we refer. Furthermore, we could include non-independent members of the Board of Directors as members of our Nomination, Governance and Compensation committee, and the independent members of our Board of Directors would not necessarily hold regularly scheduled meetings at which only independent members of the Board are present. In addition, we follow French law with respect to shareholder approval requirements in lieu of the various shareholder approval requirements of Nasdaq. Currently, we intend to continue to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on June 30, 2024. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our Board of Directors or Executive Committee are residents or citizens of the United States, we could lose our foreign private issuer status. As of December 31, 2023, approximately 26% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by U.S. residents (assuming that all holders of ADSs as of such date are residents of the United States).
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
Under the Code, a non-U.S. company will be considered a passive foreign investment company, or PFIC, for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the weighted-average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property, and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation or partnership is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation or partnership. If we are a PFIC for any taxable year during which a U.S. holder (as defined in Item 10D, “Taxation”) holds our ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the PFIC test described above, unless the U.S. holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ordinary shares or ADSs, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.
We do not believe that we were characterized as a PFIC for the taxable year ending December 31, 2023. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance regarding if we currently are treated as a PFIC, or may be treated as a PFIC in the future. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.
For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see Item 10D of this Annual Report.
If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of our ordinary shares or ADSs, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. Our group currently includes one U.S. subsidiary and, therefore, under current law our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income”, and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in our ordinary shares or ADSs.
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, or may apply existing rules in an unforeseen manner, resulting in unanticipated costs, taxes, or non-realization of expected benefits.
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.
A tax authority may take the position that material income tax liabilities, interest, and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case we expect that we might contest such assessment. High-profile companies can be particularly vulnerable to aggressive application of unclear requirements. Many companies must negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

General Risk Factors
The trading price of our equity securities has been and may continue to be volatile, and purchasers of our ordinary shares or ADSs could incur substantial losses.
The price of our ordinary shares and ADSs has been, and likely will continue to be, significantly affected by events such as announcements regarding scientific and clinical results concerning product candidates currently being developed by us, our collaboration partners, or our main competitors, changes in market conditions related to our sector of activity, announcements of new contracts or amendments or terminations to existing contracts, technological innovations and collaborations by us or our main competitors, developments concerning intellectual property rights, the development, regulatory approval and commercialization of new products by us or our main competitors, and changes in our financial results.
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
•announcements by us or our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures, collaborations, or capital commitments;
•adverse results or delays in our or any of our competitors’ pre-clinical studies or clinical trials or regulatory timelines;
•adverse regulatory decisions, including failure to receive regulatory approval for any of our product candidates;
•the termination or amendment of a strategic alliance, partnership, or collaboration or the inability to establish additional strategic alliances, partnerships, or collaborations;
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
•regulatory or legal developments in the United States, European Union and other jurisdictions;
•disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent and other intellectual property protection for our technologies;
•changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
•announcement or expectation of additional debt or equity financing efforts;
•sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and
•general economic and market conditions, including macroeconomic factors such as geopolitical instability, rising interest rates and inflation.
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
We have nine wholly owned subsidiaries—Valneva Austria GmbH, a limited liability company formed under the laws of Austria in 2013, Valneva Scotland Ltd., a private company limited by shares formed under the laws of Scotland in 2003, Valneva USA, Inc., a Delaware corporation formed in 1997, Vaccines Holdings Sweden AB, a private limited company formed under the laws of Sweden in 2014, Valneva Sweden AB, a private limited company formed under the laws of Sweden in 1992, Valneva Canada, Inc., a corporation formed under the laws of Canada in 2015, Valneva UK Ltd., a private company formed under the laws of England and Wales in 2015, Valneva France SAS, a société par actions simplifiée formed under the laws of France in 2019, and VBC 3 Errichtungs GmbH, a limited liability company formed under the laws of Austria that we acquired in 2023 in connection with the purchase of the office building we occupy in Vienna.
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
Our capital expenditures in the years ended December 31, 2023, 2022, and 2021 totaled €6.4 million, €29.0 million and €18.9 million, respectively, primarily related to investments in our manufacturing facilities in Scotland and Sweden. We expect our capital expenditures in 2024 to be primarily financed from our existing cash and cash equivalents.
 B. Business Overview
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best-, or only-in-class vaccine solutions. We have a strong track record, having advanced multiple vaccines from early Research & Development (R&D) to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, IXCHIQ, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This pipeline includes the only Lyme disease vaccine candidate (VLA15) in advanced clinical development, which we are developing in partnership with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats.
Our clinical portfolio is composed of highly differentiated vaccine candidates that are designed to provide preventative solutions to diseases with high unmet need. VLA1553 is a vaccine candidate which was approved by the U.S. Food and Drug Administration (FDA) under the brand name IXCHIQ in November 2023. It is indicated in the U.S. for the prevention of disease caused by chikungunya virus (CHIKV) in individuals 18 years of age and older who are at increased risk of exposure to CHIKV. At the end of February 2024, the U.S. Advisory Committee on Immunization Practices (ACIP) provided recommendations on how to use IXCHIQ and these recommendations were then adopted by the U.S. Centers for Disease Control and Prevention (CDC). The vaccine is still undergoing several clinical trials with a view to support additional marketing approvals and potential label extensions. VLA15 is a Phase 3 vaccine candidate targeting Borrelia, the bacterium that causes Lyme disease, under development in collaboration with Pfizer, and it is the only vaccine candidate against Lyme disease currently undergoing late-stage clinical trials. VLA15 targets the six most prevalent serotypes, or variations, of Borrelia in the United States, where approximately 476,000 people are diagnosed with Lyme disease each year and in Europe, where at least a further 200,000 cases occur annually. VLA1601 is a Phase 1 vaccine candidate targeting the Zika virus (ZIKV), a mosquito-borne viral disease whose transmission has been reported in 89 countries and territories and persists in several countries in the Americas and other endemic regions. There are no preventive vaccines or effective treatments available. As such, Zika remains a public health threat and is included in the FDA’s Tropical Disease Priority Review Voucher Program. VLA1601 is being developed on the original manufacturing platform of our licensed Japanese encephalitis vaccine IXIARO, which was further optimized to develop our inactivated, adjuvanted COVID-19 vaccine VLA2001, the first COVID-19 vaccine to receive a standard marketing authorization in Europe.
We have already successfully licensed and commercialized a portfolio of traveler vaccines, which is composed of IXIARO (also marketed as JESPECT in Australia and New Zealand), indicated for the prevention of Japanese encephalitis in travelers and military personnel, and DUKORAL, indicated for the prevention of cholera and, in Canada, Switzerland, New Zealand, and Thailand, prevention of diarrhea caused by Enterotoxigenic Escherichia coli, or ETEC, the leading cause of travelers’ diarrhea. At the beginning of 2024, we launched our chikungunya vaccine IXCHIQ in the U.S. Additionally, we distribute vaccines for third parties in selected countries where we have a commercial infrastructure.
We have a highly developed, nimble and sophisticated manufacturing infrastructure with facilities across Europe to meet our clinical and commercial needs, including BioSafety Level 3 (BSL-3) manufacturing and R&D facilities. We have assembled a team of experts with deep scientific, clinical and business expertise in biotechnology and specifically in vaccine development, manufacturing and commercialization. Our senior leadership team has extensive experience and demonstrated ability to move vaccines through the clinic and into successful commercialization. Members of our team have previously worked at industry leaders such as Novartis, Chiron, GlaxoSmithKline and Daiichi Sankyo.
Our Pipeline and Proprietary Commercial Portfolio
Our pipeline consists of assets at all stages of research & development. Our goal is to develop vaccine candidates that are first-, best-, or only-in-class and address unmet needs in infectious diseases. Our aim is to develop these assets for future commercialization either in-house or through and with partners.
Our advanced clinical pipeline and commercialized products are summarized below:
 1.    Indications differ by country. ETEC stands for Enterotoxigenic Escherichia coli (E. Coli) bacterium.
Our clinical pipeline includes:
•VLA1553 – a single-dose, live-attenuated vaccine candidate against CHIKV. VLA1553 was approved by the FDA under the brand name IXCHIQ in November 2023 and with this approval, became the world’s first licensed chikungunya vaccine available to address this unmet medical need. It is indicated in the United States for the prevention of disease caused by CHIKV in individuals 18 years of age and older who are at increased risk of exposure to CHIKV. Alongside the approval, we received a Priority Review Voucher which we sold for $103 million in February 2024. At the end of February 2024, the U.S. ACIP provided recommendations on how to use IXCHIQ and these recommendations were then adopted by the U.S. CDC. Regulatory review is ongoing in several other jurisdictions. We submitted a Marketing Authorization Application (MAA) to the European Medicines Agency, or EMA, in October 2023, and EMA’s CHMP confirmed accelerated assessment for the application based on the vaccine candidate’s “major interest for public health and therapeutic innovation”. A marketing application is also under review by Health Canada and Anvisa in Brazil. We expect to receive approval decisions in Europe, Canada, and Brazil in 2024. In the Phase 1 clinical trial of VLA1553, we observed development of antibodies to chikungunya virus and a rapid onset of immune response with 100% seroconversion of the 120 healthy participants and 100% of participants reaching the immune threshold established with the FDA at day 14. VLA1553 advanced directly to a Phase 3 clinical trial, for which we reported final results in March 2022, final lot-to-lot consistency data in May 2022, as well as 12- and 24-month antibody persistence data in December 2022 and 2023, respectively. The pivotal Phase 3 data were published in The Lancet, the world’s leading peer-reviewed medical journal, in June 2023. The Phase 3 results showed that VLA1553 demonstrated a very high seroresponse rate of 98.9% in participants 28 days after receiving the single administration. Additionally, VLA1553 was able to demonstrate a robust immune response which was sustained for 12 and 24 months by 99% and 97% of participants, respectively, and was equally durable in younger and older adults. This dedicated antibody persistence trial, VLA1553-303, will continue to evaluate persistence for a period of at least five years. Additionally, a clinical study in 754 adolescents 12 to 17 years of age, VLA1553-321, is ongoing in Brazil, for which we reported positive pivotal Phase 3 immunogenicity and safety data in November 2023. Funded by the Coalition for Epidemic Preparedness Innovations (CEPI) and conducted in collaboration with Instituto Butantan, this adolescent trial is intended to support the label extension in this age group following approvals in adults. The trial is also expected to support licensure of the vaccine in Brazil, which would be the first potential approval for use in endemic populations. We also initiated a pediatric trial in children 1 to 11 years of age, VLA1553-221, in January 2024 to support a Phase 3 pivotal pediatric study and potentially extend the label in this age group following initial regulatory approvals in adults and possibly in adolescents. In 2024, we will also start preparing the initiation of two Phase 4 post-marketing studies required as part of our approval under the FDA’s accelerated approval pathway.
•VLA15 – a vaccine candidate against Borrelia, the bacterium that causes Lyme disease. VLA15 is a multivalent recombinant protein vaccine that targets six serotypes of Borrelia representing the most common serotypes found in North America and Europe. VLA15 is the only Lyme disease program in advanced clinical development today and has received Fast Track designation from the FDA. We reported results for three Phase 2 clinical trials of VLA15 in both adult and pediatric populations, in which we observed high levels of antibodies against all six serotypes. These include the announcement in September 2023 of positive Phase 2 pediatric and adolescent immunogenicity and safety data following a booster vaccination with VLA15. These results from the VLA15-221 Phase 2 study showed a strong anamnestic antibody response for all serotypes in pediatric (5 to 11 years of age) and adolescent participants (12 to 17 years of age), as well as in adults (18 to 65 years of age), one month after administration of a booster dose (month 19). The safety and tolerability profile of VLA15 after a booster dose was consistent with previous studies. In August 2022, jointly with Pfizer, we initiated a Phase 3 clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)”, to investigate the efficacy, safety, and immunogenicity of VLA15 in participants five years of age and older in highly endemic regions in the United States and Europe. In February 2023, Pfizer, as the study sponsor, decided to discontinue approximately half of the total enrolled participants in the trial following violations of Good Clinical Practice, or GCP, at certain clinical trial sites run by a third party clinical trial site operator. The clinical trial remains ongoing with other sites not operated by the third party and new sites in the U.S. and Canada. In December 2023, we and Pfizer announced that we completed recruitment for the study. 9,437 participants 5 years of age and older were enrolled in the trial and will receive three doses of VLA15 or a saline placebo (1:1 ratio) within the first year, and one booster dose approximately one year after vaccination with the first three doses, as part of the primary series. The VALOR trial is expected to be concluded by the end of 2025, with the aim for Pfizer to submit a Biologics Licence Application (BLA) to the FDA and a MAA to the EMA in 2026, subject to positive data. According to the terms of our collaboration, Pfizer will lead late phase development of VLA15. If VLA15 is approved, Pfizer will have sole control over its commercialization, and we will be eligible to receive milestone and royalty payments. In June 2022, the terms of our collaboration with Pfizer were updated, and Pfizer invested €90.5 ($95) million in Valneva as part of an Equity Subscription Agreement. As per the terms of the collaboration agreement, we received a $25 million milestone payment from Pfizer following initiation of the Phase 3 study.
•VLA1601 – a highly purified inactivated, adjuvanted vaccine candidate against the mosquito-borne viral disease caused by the Zika virus, or ZIKV. Disease outbreaks have been reported in tropical Africa, Southeast Asia, the Pacific Islands, and, since 2015, in the Americas. Zika virus transmission persists in several countries in the Americas and in other endemic regions. To date, a total of 89 countries and territories have reported evidence of mosquito-transmitted Zika virus infection; however, surveillance remains limited globally. There are no preventive vaccines or effective treatments available. As such, Zika remains a public health threat and is included in the FDA’s Tropical Disease Priority Review Voucher Program. VLA1601 is being developed on the original manufacturing platform of our licensed Japanese encephalitis vaccine IXIARO, which was further optimized to develop our inactivated, adjuvanted COVID-19 vaccine VLA2001, the first COVID-19 vaccine to receive a standard marketing authorization in Europe. We reported positive Phase 1 results for the first generation of our Zika vaccine candidate in 2019, showing a favorable safety profile and immunogenicity in all tested doses and schedules, comparable to IXIARO and other clinical stage ZIKV vaccines. We now expect to start the clinical evaluation of our second-generation vaccine in the coming weeks. A vaccine against the Zika virus would nicely complement Valneva’s portfolio of travel vaccines against mosquito-borne diseases, which already includes IXCHIQ and IXIARO.
In addition to our clinical-stage assets, our portfolio includes a series of pre-clinical assets against disease targets that reflect our strategy of providing prophylactic solutions to significant diseases that lack a preventative and effective therapeutic treatment option. These include VLA2112, a vaccine candidate targeting the Epstein-Barr virus, or EBV, which is one of the most common human viruses. EBV can cause infectious mononucleosis and is strongly associated with the development of several types of cancer and multiple sclerosis. We have also been working on a vaccine candidate targeting the human metapneumovirus, or hMPV, which is a major worldwide respiratory pathogen that causes acute upper and lower respiratory tract infection, and we are currently exploring potential partnering opportunities.

We commercialize our fully owned travel vaccines IXIARO/JESPECT, DUKORAL, and IXCHIQ and previously supplied our inactivated COVID-19 vaccine VLA2001 under government contracts. Sales from these products are complemented by sales from the distribution of third-party products in markets where Valneva operates its own marketing and sales infrastructure (United States, Canada, Nordic countries, United Kingdom, Austria, and France):
•IXIARO – an inactivated Vero cell culture-derived Japanese encephalitis vaccine that is the only Japanese encephalitis vaccine licensed and available in the United States, Canada, and Europe. IXIARO is indicated for active immunization against Japanese encephalitis, the most prevalent cause of viral encephalitis in Asia, for adults, adolescents, children, and infants aged two months and older. Sales of IXIARO were €73.5 million in the year ended December 31, 2023 compared to €41.3 million in the year ended December 31, 2022. The 78% increase in sales is primarily the result of the continued travel market recovery after being impacted by the COVID-related decline in travel in 2020 and 2021, as well as price increases. At the end of September 2023, we also signed a new one-year contract with the U.S. Department of Defense (DoD) worth a minimum of $32 million for the supply of IXIARO.
•DUKORAL – an oral vaccine for the prevention of diarrhea caused by Vibrio cholera and, in Canada and certain other countries, heat-labile toxin producing ETEC, the leading cause of travelers’ diarrhea. We acquired DUKORAL in 2015 and recorded €29.8 million of sales in the year ended December 31, 2023 compared to €17.3 million in the year ended December 31, 2022. DUKORAL sales in 2023 also benefited from the continued travel market recovery. DUKORAL is authorized for use in the European Union and Australia to protect against cholera and in Canada, Switzerland, New Zealand, and Thailand to protect against cholera and ETEC.
•IXCHIQ – a single-dose, live-attenuated vaccine indicated for the prevention of disease caused by chikungunya virus in individuals 18 years of age and older who are at increased risk of exposure to CHIKV. We received marketing approval for IXCHIQ from the FDA in November 2023 under an accelerated pathway based on anti-CHIKV neutralizing antibody titers. Continued approval for this indication is contingent upon verification of clinical benefit in Phase 4 confirmatory studies. At the end of February 2024, the U.S. ACIP provided recommendations on how to use IXCHIQ and these recommendations were then adopted by the U.S. CDC. With this U.S. approval, IXCHIQ became the world’s first licensed chikungunya vaccine available to address this unmet medical need and the third vaccine Valneva brought from early R&D to approval. Valneva started commercializing IXCHIQ in the U.S. in the first quarter of 2024.
•VLA2001 – the only inactivated whole-virus COVID-19 vaccine approved in Europe and the first COVID-19 vaccine to receive a full marketing authorization from the European Medicines Agency. It was produced using our established Vero cell platform, leveraging the manufacturing technology for our commercial Japanese encephalitis vaccine, IXIARO. In addition to its marketing approval in Europe, our COVID-19 vaccine received conditional marketing authorization in the United Kingdom and emergency use authorization in the United Arab Emirates and Kingdom of Bahrain. In 2021, we signed advance purchase agreements with the European Commission and the Kingdom of Bahrain. In light of a reduced order volume from EU Member States, we suspended manufacturing of the vaccine in August 2022, and inventories were fully written-down as of December 31, 2022. In 2023, VLA2001 sales amounted to €5.7 million compared to €29.6 million in 2022. Sales of VLA2001 in 2023 resulted from the last deliveries made to the Kingdom of Bahrain.
Our Strategy
Our strategy supports our vision to contribute to a world in which no one dies or suffers from a vaccine preventable disease. Our strategy is based on an integrated business model that has allowed us to build a portfolio of differentiated clinical and pre-clinical assets as well as a growing commercial business. We are focused on utilizing our proven and validated product development capabilities to rapidly advance solutions addressing unmet needs in infectious diseases towards regulatory approval, with the goal of becoming first-, best-, or only-in-class. We have entered into strategic partnerships with other well-established pharmaceutical companies to leverage their clinical and commercial capabilities to optimize the potential value of select assets. As we advance our late stage portfolio, we also remain focused on investing in our research and development pipeline in order to develop our earlier stage assets as well as identify new targets and indications where we believe we can make a significant difference.
In order to execute upon this strategy as an independent, financially sustainable company, we are pursuing the following strategic goals:
•Successfully launch IXCHIQ in target markets and conduct additional clinical trials. After receiving approval from the FDA at the end of 2023, we will focus on commercializing the vaccine in the U.S. in 2024. After submitting marketing applications to EMA, Health Canada, and the Brazilian agency Anvisa in 2023, we also expect to receive marketing approval decisions in Europe, Canada, and Brazil in 2024. We will also conduct additional clinical trials in 2024, notably in pediatric and immunocompromised participants, and we will start preparing the initiation of the Phase 4 studies required as part of our approval under the FDA’s accelerated approval pathway. A clinical trial in adolescents is also ongoing in Brazil which is expected to support licensure of the vaccine in Brazil and potential label extensions in countries where the vaccine will be initially approved in adults.
•Advance VLA15 for the prevention of Lyme disease in collaboration with Pfizer. We are developing VLA15 as a vaccine against Borrelia, the bacterium that causes Lyme disease in North America and Europe. We reported results for three Phase 2 clinical trials of VLA15 in both adult and pediatric populations, in which VLA15 generated high levels of antibodies against all six Borrelia strains. Together with Pfizer, we announced the initiation of a Phase 3 clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)”, in August 2022 and completed recruitment of 9,437 participants for the study in December 2023. The VALOR trial is expected to be concluded by the end of 2025, with the aim for Pfizer to submit a BLA to the FDA and a MAA to the EMA in 2026, subject to positive data. If VLA15 is approved, Pfizer will have sole control over its commercialization, and we will be eligible to receive milestone and royalty payments.
•Grow product sales focusing on proprietary products, and build a leading position in the travel vaccines market. We will focus on continuing to grow sales of our proprietary travel vaccines (IXIARO and DUKORAL) and launch IXCHIQ in the markets where the vaccine is or may be approved. The third-party product business supported Valneva’s revenues as a complement to its existing travel vaccine portfolio, especially during the COVID-19 pandemic. However, 2023 third-party sales of more than €35 million yielded only 36% gross margin, diluting our overall margins, and we have therefore decided to focus resources on direct sales of our proprietary products.
•Expand our pipeline of clinical and pre-clinical programs to develop new vaccines addressing diseases with significant unmet need. To remain an industry leader in the development of prophylactic vaccines, we intend to continue identifying disease targets with the potential to be effectively prevented by vaccines and develop vaccine candidates against those targets. We notably expect to launch a Phase 1 clinical trial of our Zika vaccine candidate in the near future and initiated pre-clinical programs focusing on EBV and hMPV.
•Opportunistically pursue strategic partnerships to maximize full potential of our clinical and commercial portfolios. We intend to continue to selectively evaluate partnerships to leverage the clinical and commercial expertise of large pharmaceutical companies. Additionally, we will continue to evaluate in-licensing opportunities for both our clinical and commercial portfolio.
•Focus on stringent cost management. In the mid-term, we will continue focusing on stringent cost management with a particular focus on marketing and distribution as well as general and administrative costs.
•Become an ESG (environmental, social, and governance)-driven enterprise. As a member of the United Nations Global Compact, we intend to ramp up ESG initiatives and continue to develop the four pillars of our responsible business commitments: Protecting Lives, Acting Ethically, Developing our People, and Respecting the Environment. In 2023, we recruited Laura Galindo Alfonso as ESG Director and Petra Pesendorfer as Chief People Officer to achieve this goal.
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
Despite the large and growing need for vaccines, many urgent medical needs remain unaddressed—including infectious diseases, such as Lyme disease and Zika, and hospital-acquired infections, such as infections with C. difficile. Developing vaccines for such diseases remains a high priority for the research and development world.
There are a number of approaches to engineering vaccine candidates. Most vaccines in use today utilize one of the following five technological approaches:
•Live attenuated vaccines. Live attenuated vaccines use a weakened, or attenuated, form of the virus or bacteria that causes a disease. Live attenuated vaccines typically provoke more durable immunological responses. However, they may not be safe for use in immunocompromised individuals, and on rare occasions can mutate to a virulent form and cause disease. Live attenuated vaccines protect against diseases such as measles/mumps/rubella, rotavirus, smallpox, chickenpox and yellow fever. Our chikungunya virus vaccine IXCHIQ is an example of a live attenuated vaccine.
•Inactivated vaccines. Inactivated vaccines use a version of the disease-causing virus or bacteria that has been destroyed with chemicals, heat or radiation. Inactivated vaccines have a long history of use and are among the safest types of vaccine, with possibilities for use in special target populations, such as patients with weakened immune systems. We believe that the extensive knowledge and experience with the existing viral inactivation procedures for vaccine manufacture will continue to serve as a foundation of vaccinology for novel inactivated vaccines. Today millions of people are, and will be, protected worldwide with inactivated viral vaccines. Inactivated vaccines protect against diseases such as hepatitis A, flu, polio, and rabies. Our products IXIARO and VLA2001 are both inactivated vaccines.
•Subunit, recombinant, polysaccharide, and conjugate vaccines. Subunit, recombinant, polysaccharide, and conjugate vaccines use specific pieces of the virus or bacteria, such as its protein, sugar, or casing, to generate an immune response. Rather than introducing an inactivated or attenuated microorganism to an immune system

(which would constitute a “whole-agent” vaccine), a subunit vaccine uses a fragment of the microorganism to generate an immune response. Subunit vaccines can produce a long-lived immunity and are relatively safe since only parts of the virus are used and can be applicable to people with weakened immune systems. These vaccines protect against diseases such as Hib (Haemophilus influenza type b), hepatitis B, HPV (human papillomavirus), whooping cough (part of the DTaP combined vaccine), pneumococcal disease, meningococcal disease, and shingles. Our clinical development and manufacturing technology have allowed us to develop our VLA15 vaccine candidate, a multivalent, protein subunit vaccine for prevention of Lyme disease.
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
Additionally, there are companies pursuing novel technologies such as DNA vaccines, which transfect a specific antigen DNA-coding sequence onto the cells of an immunized species, and dendritic cell vaccines, which combine dendritic cells with antigens in order to present the antigens to the body’s white blood cells, thus stimulating an immune reaction. Although some of these novel technologies have shown promise, they largely remain in the early stages of development and face significant challenges related to manufacturing and distribution.
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

Our Clinical Pipeline

VLA1553 / IXCHIQ—Our vaccine targeting the chikungunya virus
VLA1553 is a single-dose, live-attenuated vaccine candidate against CHIKV, which was approved by the FDA under the brand name IXCHIQ in November 2023. It is indicated in the United States (U.S.) for the prevention of disease caused by CHIKV in individuals 18 years of age and older who are at increased risk of exposure to CHIKV. With this approval, IXCHIQ became the world’s first licensed chikungunya vaccine available to address this unmet medical need. Alongside the approval, we received a Priority Review Voucher (PRV) which we sold for $103 million in February 2024. At the end of February 2024, the ACIP provided recommendations on how to use IXCHIQ and these recommendations were then adopted by the U.S. CDC. Additionally, we submitted a MAA to the EMA in October 2023, and EMA’s CHMP confirmed accelerated assessment for the application based on the vaccine candidate’s “major interest for public health and therapeutic innovation”. A marketing application is also under review by Health Canada and Anvisa in Brazil. We expect to receive approval decisions in Europe, Canada, and Brazil in 2024.
In our Phase 1 clinical trial, we observed that VLA1553 led to the development of antibodies to chikungunya virus and a rapid onset of immune response resulting in 100% seroconversion of the 120 healthy participants and 100% of participants reaching the immune threshold established with the FDA at day 14. VLA1553 was also generally well-tolerated in all dose groups. Based on this Phase 1 dataset, we were able to advance directly into Phase 3 clinical development and concluded a pivotal Phase 3 trial in over 4,000 healthy adults. We received confirmation from the FDA and EMA for our proposal to seek licensure under the accelerated approval pathway. We received FDA licensure in November 2023 based on a surrogate endpoint (seroresponse rate) agreed with the FDA and the EMA. The surrogate endpoint is an immune response that is reasonably likely to predict protection from chikungunya infection. This eliminates the need to execute a time-intensive and costly field trial where a group of patients receiving a placebo is compared to groups of patients receiving VLA1553. However, this approach requires that vaccine effectiveness, i.e. the proof that the vaccine can prevent cases of disease, is demonstrated post-licensure. We reported positive topline results of our pivotal Phase 3 trial involving over 4,000 healthy adults in August 2021, final results, including six-month follow-up data, in March 2022 and 12 and 24 month antibody persistence data in December 2022 and 2023, respectively. These antibody persistence results confirmed a very high level of seroconversion, with 99% and 97% of participants showing protective CHIKV neutralizing antibodies twelve and twenty-four months, respectively, after receiving a single vaccination. The dedicated antibody persistence trial, VLA1553-303, will continue to evaluate persistence for a period of at least five years. The final pivotal Phase 3 data were published in The Lancet, the world’s leading peer-reviewed medical journal, in June 2023. The Phase 3 results showed that VLA1553 demonstrated a very high seroresponse rate of 98.9% in participants 28 days after receiving the single administration compared to the 70% threshold (for non-acceptance) agreed with the FDA.
Additionally, in May 2020, we partnered with the Instituto Butantan in Brazil to develop, manufacture, and market VLA1553 in certain low and middle income countries. As part of this collaboration, we initiated an adolescent clinical trial of VLA1553 in 754 healthy volunteers in Brazil in 2022, which has been approved by the local regulatory agency, Anvisa, and is sponsored by Instituto Butantan. In November 2023, we announced positive pivotal Phase 3 immunogenicity and safety data in 754 adolescents 12 to 17 years of age. This adolescent trial is intended to support the label extension in this age group following approvals in adults. The trial is also expected to support licensure of the vaccine in Brazil, which would be the first potential approval for use in endemic populations. We have been awarded up to $24.6 million in funding from CEPI in relation to this partnership. See “Item 10.C—Material Contracts—CEPI Funding Agreement” for more information about this agreement.
Additionally, we initiated a Phase 2 pediatric trial in children 1 to 11 years of age, VLA1553-221, in January 2024 to support a Phase 3 pivotal pediatric study and potentially extend the label in this age group following initial regulatory approvals in adults and possibly in adolescents. In 2024, we will also start preparing the initiation of the two Phase 4 post-marketing studies required as part of our approval under the FDA’s accelerated approval pathway.
Overview of the chikungunya virus
Chikungunya is a mosquito-borne virus posing a serious public health problem in tropical and sub-tropical regions. Chikungunya virus often causes sudden large outbreaks with high attack rates, affecting one-third to three-quarters of the population in areas where the virus is circulating and can cause a significant economic impact. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas. The true incidence of chikungunya is likely to be much higher due to the level of under-reporting, with available studies suggesting an under-reporting factor of five times due to difficulty in diagnosing the symptoms, which can be similar to those of dengue and Zika, and due to lack of access to good medical care in certain areas where outbreaks are prevalent. It is estimated that the global market for a chikungunya vaccine, including travel and endemic markets, will exceed $500 million annually by 2032.
Chikungunya infection is characterized by an acute onset of fever, rash, myalgia, and sometimes debilitating arthritic pain in multiple joints. Chikungunya causes symptomatic infection in 72-92% of infected humans around four to seven days after infection. Mortality of chikungunya is low (<1%) but the chronicity of its joint pain (arthralgia) and inflammatory symptoms represent a significant burden of disease with potential long-term debilitating impact. For example, following a significant outbreak in 2005, 94% of symptomatic travelers infected in La Reunion, an island in the Indian Ocean, complained of joint or bone pain six months after the epidemic peak, and this pain was constant in 41% of the cases. The effect of chronic symptoms on the quality of life was defined as totally disabling or important in almost half of the patients. Even at 32 months post-infection, 83% of people continued to report joint pain.
In addition to having significant impact on patients who become infected, chikungunya is highly transmissible, and prior outbreaks have led to significant spread of the virus. For example, in 2004, a chikungunya epidemic in Kenya triggered the spread of this virus to nearly all regions of the world with cases reported in Africa, Asia, Europe, the Americas, the Indian

Ocean, the Pacific Ocean, and the Caribbean islands. Cases in Europe and the United States are typically tied to recent travel to endemic areas. However, one of the vector mosquitos, the tiger mosquito, is established in southern regions of Europe and the United States, and travel-related cases have generated local outbreaks as reported from Italy and France.
The below map shows countries and territories with current or previous transmission of chikungunya virus as of March 5, 2024 (it does not include countries or territories where only imported cases have been documented):
Source: CDC. Reference to specific commercial products, manufacturers, companies, or trademarks does not constitute its endorsement or recommendation by the U.S. Government, Department of Health and Human Services, or Centers for Disease Control and Prevention.
Without vaccination, we believe the spread of chikungunya will continue to increase rapidly, driven by a number of key factors:
•The recent development that chikungunya can be spread by a second species of mosquitos, one that has a broader worldwide distribution, is tolerant to colder temperatures, and is highly abundant in large parts of the world;
•The current lack of herd immunity in large portions of the human population;
•The ease of chikungunya’s spread by travel, which can occur if an uninfected mosquito feeds on an infected person who has returned home from an endemic area; and
•An increase in the geographic distribution and size of the population at risk due to climate change.
The current standard of care to treat individuals who have become infected with chikungunya is the application of non-steroidal anti-inflammatory drugs to relieve symptoms. To date, apart from our vaccine IXCHIQ which has recently been launched in the U.S., preventive measures in other territories rely on avoiding mosquito bites. Effective mosquito control has proven challenging, even in higher income countries.
In addition to IXCHIQ, there are two third-party advanced chikungunya vaccine candidates. The first is a virus-like particle vaccine candidate in development by Bavarian Nordic, which reported Phase 3 clinical trials in August 2023. The second is an inactivated vaccine candidate manufactured by Bharat Biotech of India, which initiated a seamless Phase 2/3 clinical trial in August 2021. We believe that both of these potential vaccine candidates may face limitations relative to IXCHIQ, including IXCHIQ being designed to only require a single administration, while Bharat’s and potentially Bavarian Nordic’s vaccine candidates are likely to require multiple shots to either reach or maintain high levels of effectiveness.
VLA1553 / IXCHIQ Approach
IXCHIQ is a live-attenuated chikungunya vaccine based on the East, Central, and Southern African, or ECSA, strain which has spread across the Indian Ocean. It is cross-reactive with other strains, meaning that it is designed to protect against those as well, including the strain of Asian lineage which is rapidly spreading across the Americas as observed in pre-clinical studies. Additionally, given that we have engineered IXCHIQ as a live-attenuated vaccine, we believe it may confer life-long immunity.

IXCHIQ is engineered using a strain of chikungunya, where specific segments of the virus have been deleted, thereby weakening, or attenuating, the virus. This approach enables IXCHIQ to catalyze the patient’s immune system into generating the antibodies necessary to provide protection against the virus while the weakened strain does not cause the patient to develop significant symptoms. In our pre-clinical studies, growth of this strain on Vero cells resulted in a viral titer 35 times lower than observed with the original unattenuated strain, demonstrating the attenuation of our chikungunya strain. The deleted segment also remained absent following replication of the virus in the Vero cells, suggesting that the weakness of the virus is sustained.
Phase 1 Clinical Trial and Results
We conducted a single blind, randomized dose-escalation Phase 1 clinical trial of VLA1553 in 120 adults, at multiple centers in the United States, the results of which were published in the Lancet Infectious Diseases in 2020. In this trial we examined three doses of VLA1553: a low dose having a viral titer of 3.2 x 103, a medium dose of 3.2 x 104, and a high dose of 3.2 x 105. Participants in the low and medium dose cohorts and half of the patients in the high-dose cohort received a single dose of VLA1553 on Day 0 through intramuscular injection and a re-vaccination at 12 months. Half of the patients in the high-dose cohort received a re-vaccination at six months instead of 12 months. The primary endpoint of the trial was evaluation of safety measures including frequency and severity of injection site and systemic reactions.
Chikungunya virus neutralizing antibodies were observed in 100% of patients for 12 months at all three of the doses evaluated. A single vaccination was sufficient to induce sustaining high-titer neutralizing antibodies at 12 months post-vaccination.
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
VLA1553 was generally well tolerated across all age groups among the 3,082 subjects evaluated for safety. An independent Data Safety Monitoring Board, or DSMB, continuously monitored the study and identified no safety concerns. The final data safety profile is consistent with results from the Phase 1 clinical trial. The majority of solicited adverse events were mild or moderate and resolved within three days. 2.0% of study participants reported severe solicited adverse events, most commonly fever. Approximately 50% of trial participants experienced solicited systemic adverse events, most commonly headache, fatigue, and myalgia. The local tolerability profile showed that approximately 15% of participants experienced solicited local adverse events.

Additionally, VLA1553 was highly immunogenic in elderly study participants (65 years of age or older), who achieved equally high seroconversion rates and neutralizing antibody titers over time as younger adults.
The final pivotal Phase 3 data were published in The Lancet in June 2023.
VLA1553-302 Clinical Trial
We also initiated a lot-to-lot consistency Phase 3 trial, VLA1553-302, in February 2021 to show manufacturing consistency of VLA1553, which is a requirement for licensure. We announced completion of recruitment for this trial in June 2021 and positive topline and final data from this trial in December 2021 and May 2022, respectively.
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
In December 2022 and 2023, we reported 12- and 24-month data, respectively, for this trial. 12 and 24 months after the single-dose vaccination, 99% and 97% of participants, respectively, retained neutralizing antibody titers above the seroresponse threshold of 150. The antibody persistence was similar in older adults aged ≥65 years, who retained neutralizing antibody titers comparable to younger adults throughout the follow-up. No safety concerns were identified for the duration of the follow-up study, confirming the safety profile observed in previous studies.
VLA1553-321 Clinical Trial
In January 2022, we announced the initiation of a Phase 3 trial of VLA1553 in 754 adolescents 12 to 17 years of age. Conducted in Brazil by Institution Butantan and funded by CEPI, the VLA1553-321 trial is intended to support the label extension in this age group following the initial regulatory approval in adults from the FDA. This trial is also expected to support licensure of the vaccine in Brazil, which would be the first potential approval for use in endemic populations.
VLA1553-321 is a prospective, double-blinded, multi-center, randomized, and placebo-controlled Phase 3 trial. In November 2023, we reported positive Phase 3 immunogenicity and safety data showing that a single-dose vaccination with VLA1553 induced a robust immune response in adolescents, thereby confirming the excellent immunogenicity previously observed in adults. VLA1553 induced levels of protective antibody titers in 98.8% of participants 28 days after a single vaccination significantly exceeding the FDA’s requirement for study success of the lower bound of the 95% CI for seroresponse rate >70%. Additionally, VLA1553 was generally well tolerated in adolescents, irrespective of previous CHIKV infection, and showed a similar safety profile as reported in adults. Participants will be followed up to 12 months.
VLA1553-221 Clinical Trial
In January 2024, we initiated a Phase 2 pediatric trial in children 1 to 11 years of age. The multicenter, prospective, randomized, observer-blinded Phase 2 clinical trial is planned to enroll approximately 300 healthy children at three trial sites in the Dominican Republic and Honduras. Following a safety run-in phase, participants will be randomized to receive either a full dose formulation of the vaccine (120 participants), a half dose formulation (120 participants), or a control vaccine (60 participants). Once available, the Phase 2 pediatric data are intended to support a Phase 3 pivotal study in children with the objective to extend the label in this age group following initial regulatory approvals in adults and possibly in adolescents.

VLA15— Our vaccine candidate targeting Lyme disease
We are developing VLA15 as an investigational vaccine against Borrelia, the bacterium that causes Lyme disease. VLA15 is a recombinant protein vaccine candidate that targets six serotypes of Borrelia representing the most common serotypes found in North America and Europe. We have reported initial results of three Phase 2 clinical trials of VLA15 in over 900 healthy adults, and results have demonstrated the presence of high titers of antibodies against all six serotypes. In August 2022, together with Pfizer, we initiated a Phase 3 clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)”, to investigate the efficacy, safety, and immunogenicity of VLA15 in participants five years of age and older in highly endemic regions in the United States and Europe. In February 2023, we announced that Pfizer, as the study sponsor, decided to discontinue approximately half of the total recruited participants in the trial following violations of GCP at certain clinical trial sites run by a third-party clinical trial site operator. The discontinuation of these participants was not due to any safety concerns with the investigational vaccine and was not prompted by a participant-reported adverse event. The clinical trial remains ongoing with other sites not operated by the third party and new sites in the U.S. and Canada. In December 2023, we and Pfizer announced that we completed recruitment for the study. 9,437 participants five years of age and older have been enrolled and will receive three doses of VLA15 or a saline placebo (1:1 ratio) within the first year, and one booster dose approximately one year after completion of the first three doses, as part of the primary immunization. The VALOR trial is expected to be concluded by the end of 2025, with the aim for Pfizer to submit a BLA to the FDA and a MAA to the EMA in 2026, subject to positive data.
We announced our collaboration with Pfizer for late phase development and commercialization of VLA15, if approved, in April 2020 and received a $130 million upfront payment on signing. In June 2022, the terms of this agreement were updated and Pfizer invested €90.5 ($95) million in Valneva as part of an Equity Subscription Agreement. As per the updated terms, Pfizer will fund 60% of the remaining shared development costs compared to 70% in the initial agreement. We will receive tiered royalties ranging from 14% to 22%, compared to royalties starting at 19% in the initial agreement, which will be complemented by up to $100 million in milestones payable to us based on cumulative sales. Other development and early commercialization milestones were unchanged, of which $143 million remain to date. We received a $25 million milestone payment from Pfizer following initiation of the Phase 3 study. See “Item 10.C—Material Contracts—Pfizer License Agreement” for more details.
Overview of Lyme disease
Lyme disease is a systemic infection caused by Borrelia bacteria transmitted to humans by infected Ixodes ticks. It is considered the most common vector-borne illness in the Northern Hemisphere. According to the U.S. Centers for Disease Control and Prevention, approximately 476,000 people in the United States are diagnosed with Lyme disease each year, and at least a further 200,000 cases occur in Europe. Research suggests that Lyme disease cases may rise 92% by 2100 in the United States due to climate change. Although most patients recover from Lyme disease, 10-20% have persistent symptoms, which for some are chronic and disabling. Studies indicate that Lyme disease costs up to approximately $1.3 billion each year in direct medical costs in the United States alone. The global market for a Lyme disease vaccine is estimated to reach $1 billion by 2030.
The transmission of Lyme disease infection is well understood and documented. Borrelia bacteria colonize in the salivary glands of ticks. When a tick attaches for feeding, it injects its saliva into the human or animal host, bringing along with it antihistamines, cytokine blockers, and anticoagulants and, in the case of an infected tick, Borrelia bacteria as well.
Early symptoms of Lyme disease can often be overlooked or misinterpreted as they are often associated with other, often less severe, illnesses. These symptoms include fever, chills, headache, fatigue, muscle and joint aches, as well as swollen lymph nodes. In 70-80% of cases, a gradually expanding rash called Erythema migrans forms. As this rash enlarges, it appears as a target or bulls-eye, three to thirty days after infection. Left untreated, the disease can disseminate beyond this initial area into the circulation, the joints, the heart, the brain, and the rest of the central nervous system. If not treated, once the infection has progressed it can cause serious complications, including arthritis with severe joint paint, heart palpitations or irregular heartbeat, and inflammation of the brain and spinal cord.
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
There are multiple serotypes or variants of Borrelia that lead to Lyme disease. The difference among the serotypes includes the fact that they have variant genetic sequences in the code for the OspA protein, meaning that each serotype requires a specific antigen targeting its OspA protein. In the United States, Lyme disease is predominantly associated with B. burgdorferi infection, or serotype 1 (ST1), while in Europe, there are multiple serotypes with B. afzelii, or serotype 2 (ST2), accounting for slightly more than half of infections. We have developed VLA15 as a single vaccine candidate that includes the OspA antigens from the six most frequently observed serotypes of Borrelia in North America and Europe.
To simplify production of the antigenic proteins, we linked the antigenic regions of two OspA proteins from different serotypes into a fusion construct. This allows us to produce the antigens against the six primary serotypes of Borrelia with just three protein constructs.
Phase 1 Clinical Trial and Results
We evaluated VLA15 in a partially randomized, multi-center dose escalation Phase 1 clinical trial conducted in Belgium and the United States in 179 healthy adults below 40 years of age. The first 24 subjects were included in an open-label trial in which they participated in a staggered dose escalation design. The remaining 155 subjects were enrolled in one of six blinded treatment groups, receiving VLA15 at a dose of either 12 µg, 48 µg, or 90 µg, with or without alum as an adjuvant, by intramuscular injection on Days 0, 28, and 56. The trial was designed to investigate the safety and tolerability as well as immunogenicity of VLA15. The primary endpoint was safety and tolerability of VLA15 up to three months after enrollment (Day 84).
The final Phase 1 data supported the tolerability profile observed at all time-points, as reported in the interim analysis. The Phase 1 trial met its study endpoints in terms of safety and immunogenicity. The majority of adverse events were mild or moderate, and there were no vaccine-related serious adverse events, allergic reactions, or reactions potentially related to Lyme borreliosis observed. The most common local adverse events were injection site pain (67.0%) and tenderness (84.4%). Solicited systemic adverse events were reported by 58.1% (48 µg with alum group, 90 µg with alum group) to 76.7% (90 µg without alum group) of subjects. The most common solicited systemic adverse events were headache (44.7%), excessive fatigue (25.1%), and myalgia (25.1%). Adverse event rates following subsequent doses in the primary series declined compared to the first dose, indicating no enhanced reactogenicity risk with subsequent vaccinations.
In addition, the final Phase 1 immunogenicity results indicated that the alum-adjuvanted formulations elicited higher immune responses at all time-points, confirming interim data findings as compared to respective non-adjuvanted groups of the same dose level. As expected, based on the interim Phase 1 data, antibody titers declined post Day 84 across all groups, trending towards baseline at approximately one year after initial vaccination.
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
Phase 2 Clinical Trials and Results
We have evaluated the safety and immunogenicity of VLA15 at different dosage levels and schedules in three Phase 2 clinical trials in Europe and the United States. Together, these trials enrolled 1443 healthy participants of 5 to 65 years of age.
VLA15-201 Clinical Trial and Results
Our first Phase 2 clinical trial, VLA15-201, was a randomized, observer-blind, placebo-controlled, multi-center Phase 2 clinical trial conducted in Belgium, Germany, and the United States, consisting of a “run-in phase” and a “main study phase.” In the run-in phase, a total of 120 participants aged 18-40 were randomized into one of four groups: a placebo group and three groups at different dosage levels of VLA15 with alum (90 µg, 135 µg, or 180 µg). The participants received intramuscular injections on Days 1, 29, and 57. Based on the elicited higher antibody responses across all serotypes observed from the run-in phase, we selected the two higher VLA15 dose levels to be evaluated in the main study phase. A total of 452 subjects aged 18-65 were randomized 2:2:1 to receive one of two VLA15 doses (135 µg or 180 µg) or placebo and received intramuscular injections on Days 1, 29, and 57. The primary endpoint for the trial was GMTs for IgG against each OspA serotype ST1 to ST6. Secondary endpoints examined SCR, geometric mean fold rise, or GMFR, and occurrence of adverse events.
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
VLA15 was generally well tolerated across all dose and age groups tested. No serious adverse events related to VLA15 were observed in any treatment group. The most common solicited local adverse events were injection site pain (68.4%) and tenderness (76.6%), whereas the most common solicited systemic adverse events were headache (33.2%), fatigue (31.6%), and muscle pain (myalgia) (41.1%). The proportion of adverse events decreased with subsequent vaccinations and were transient. Overall, the tolerability profile including rates of fever appeared to be comparable to what has been observed in third-party trials of other lipidated recombinant vaccines or lipid-containing formulations.
VLA15-202 Clinical Trial and Results
Our second Phase 2 clinical trial, VLA15-202, was a randomized, observer-blind, placebo-controlled multi-center Phase 2 clinical trial conducted in the United States with 246 healthy volunteers aged 18-65. The subjects were randomized 2:2:1 to receive either VLA15 with alum (either 135 µg or 180 µg) or placebo, administered through intramuscular injection at month zero, two, and six. The primary endpoint of the trial was GMTs for IgG against each OspA serotype, measured at month 7 to highlight the importance of further increases in OspA-specific IgG titers after the primary immunization series, which are likely necessary to achieve a successful vaccine candidate. Secondary endpoints evaluated SCRs, GMFRs, and the occurrence of adverse events.
On October 20, 2020, we reported interim results from VLA15-202. Compared to VLA15-201, immunogenicity was further enhanced using an immunization schedule of vaccinating at zero, two, and six months. SCRs, after completion of the primary vaccination series, showed similar responses and ranged from 93.8% (ST1) to 98.8% (ST2, ST4).
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
On September 28, 2021, we announced further positive results from VLA15-202. Continued evaluation at Month 18 showed that antibody titers declined thereafter across all dose groups, remaining above baseline and confirming the need for a booster strategy. Participants who received a complete primary vaccination series with the 180 µg dose of VLA15 were invited to continue the trial in a booster extension phase and were randomized 2:1 to receive an additional 180 µg dose of VLA15 or placebo at Month 18. VLA15’s acceptable safety profile was confirmed through one-month post-

booster. No related serious adverse events were observed in any treatment group. Administration of the booster dose elicited a strong anamnestic response yielding a 2.9-fold (ST3) to 4.2-fold (ST1, ST4) increase (GMT) in anti-OspA IgG antibody titers compared with titers observed after primary immunization. All participants seroconverted to anti-OspA IgG after the booster dose, meaning SCRs were 100% for all OspA serotypes. SCR was defined as the rate of participants that changed from seronegative at baseline to seropositive. Additionally, participants who were seropositive at baseline needed to show at least a 4-fold increase in anti-OspA IgG compared to baseline titer. Functionality of elicited antibodies was demonstrated by SBA, leading to SCRs ranging from 86.8% (ST2) to 100.0% (ST3) after the booster. The trial is continuing to monitor persistence of antibody responses.
VLA15-221 Clinical Trial
On December 2, 2020, we announced the acceleration of the pediatric development of VLA15. The Phase 2 clinical trial VLA15-221, which commenced in March 2021, is the first clinical trial of VLA15 that includes a pediatric test population between 5 and 17 years old. We announced completion of recruitment for VLA15-221 in July 2021 and reported positive topline and booster data in February 2022 and September 2023, respectively. The dosing of the first subject in this trial triggered a milestone payment from Pfizer of $10 million.
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
The main safety and immunogenicity readout was performed approximately one month after completion of the primary vaccination schedule (i.e. at Month 7), when peak antibody titers were anticipated. A subset of participants received a booster dose of VLA15 or placebo at Month 18 (Booster Phase) and will be followed for three additional years to monitor antibody persistence. The objective of the trial is to show safety and immunogenicity down to 5 years of age and to evaluate the optimal vaccination schedule for use in Phase 3 clinical development.
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
Additionally, in September 2023, we reported positive booster results for this trial. The results showed a strong anamnestic antibody response for all serotypes in pediatric, adolescent, and adult participants one month after administration of a booster dose (month 19). Depending on the primary schedule they received (month 0-2-6 or month 0-6), participants seroconverted after the booster dose, yielding seroconversion rates of 95.3% and 94.6% for all OspA serotypes in all age groups, respectively. Additionally, OspA antibody titers were significantly higher one month after the booster dose compared to one month after the primary schedule with 3.3- to 3.7-fold increases (GMT) in adults, 2.0- to 2.7- fold increases in adolescents and 2.3- to 2.5-fold increases in children for all serotypes. The safety and tolerability profile of VLA15 after a booster dose was consistent with previous studies as the vaccine candidate was well-tolerated in all age groups regardless of the primary vaccination schedule. No vaccine-related serious adverse events and no safety concerns were observed by an independent Data Safety Monitoring Board.
Phase 3 Trial
In August 2022, together with Pfizer, we announced the initiation of a Phase 3 clinical trial, Vaccine Against Lyme for Outdoor Recreationists (VALOR), to investigate the efficacy, safety, and immunogenicity of VLA15.
The randomized, placebo-controlled, Phase 3 VALOR trial has been enrolling participants five years of age and older and is being conducted in areas where Lyme disease is highly endemic, including Finland, Germany, the Netherlands, Poland, Sweden, Canada, and the United States.
As per the terms of our collaboration, we received a $25 million milestone payment from Pfizer following initiation of the Phase 3 study. In February 2023, Pfizer, as the study sponsor, decided to discontinue a significant percentage of enrolled U.S. study participants following violations of Good Clinical Practice at certain clinical trial sites run by a third-party clinical trial site operator. The discontinuation of these participants was not due to any safety concerns with the investigational vaccine and was not prompted by a participant-reported adverse event. The trial has continued with other sites not operated by the third party and new sites in the U.S. and Canada. In December 2023, we and Pfizer announced that we completed recruitment for the study. 9,437 participants five years of age and older were enrolled and will receive, as part of the full primary series, three doses of VLA15 180 µg or a saline placebo (1:1 ratio) within the first year, and one booster dose of VLA15 or saline placebo approximately one year after vaccination with the first three doses. The VALOR trial is expected to be concluded by the end of 2025, with the aim for Pfizer to submit a BLA to the FDA and an MAA to the EMA in 2026, subject to positive data.
VLA1601—Our Zika virus development program
Zika is a mosquito-borne viral disease caused by the Zika virus (ZIKV). It is the first and only flaviviral disease that was declared a public health emergency because of devastating birth defects following maternal infection. According to the World Health Organization, there is scientific consensus that Zika virus is a cause of microcephaly and Guillain-Barré syndrome.
VLA1601 is a highly purified inactivated, adjuvanted vaccine candidate against the Zika virus. It is being developed on the original manufacturing platform of Valneva’s licensed Japanese encephalitis vaccine IXIARO, which was further optimized to develop the Company’s inactivated, adjuvanted COVID-19 vaccine VLA2001, the first one to receive a standard marketing authorization in Europe. Valneva reported Phase 1 results from its first-generation Zika vaccine candidate in 2019. The inactivated vaccine candidate met the study’s primary endpoint showing a favorable safety profile in all doses and schedules tested comparable to IXIARO and other clinical stage ZIKV vaccines. VLA1601 was also immunogenic in all treatment groups and induced both dose- and schedule-dependent neutralizing antibodies against the Zika virus with the kinetics expected for an inactivated, alum-adjuvanted whole-virus vaccine. Seroconversion rates reached up to 85.7% on Day 35 for the highest dose level tested. Antibodies declined during six-month follow-up, as expected for this vaccine class, with seroconversion rates remaining up to 40%.
The incidence of Zika significantly declined after its peak in 2016 due to high population level immunity in affected countries. Back in November 2018, we therefore decided to put this program on hold and chose to prioritize our Lyme disease and chikungunya programs representing a greater health crisis. However, Zika virus transmission persists in several countries in the Americas and in other endemic regions. According to the World Health Organization, a total of 89 countries and territories have reported evidence of mosquito transmitted Zika virus infection to date however, surveillance remains limited globally. There are no preventive vaccines or effective treatments available and, as such, Zika remains a public health threat and is included in the Food and Drug Administration’s Tropical Disease Priority Review Voucher Program. As a result, we have decided to re-initiate the program and expect to start the clinical evaluation of our second-generation vaccine in the coming weeks. A vaccine against the Zika virus would nicely complement Valneva’s portfolio of travel vaccines against mosquito-borne diseases, which already includes IXCHIQ and IXIARO.
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
The key objectives of the Phase 2 trial were met, the vaccine candidate generated strong immune responses against C. difficile toxins A and B, and the safety and tolerability profile was good. We could advance into Phase 3 if we find a suitable partner to reactivate this program.
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
Our preclinical portfolio is summarized below:

Our two most advanced pre-clinical assets against hMPV and EBV are presented below. Additionally, we initiated pre-clinical work on vaccine candidates against different enteric diseases.
VLA1554—Our vaccine candidate targeting hMPV
Human metapneumovirus, or hMPV, is a major worldwide respiratory pathogen that causes acute upper and lower respiratory tract infection in the pediatric population. hMPV is also a common cause of morbidity and mortality in immunocompromised patients and older adults. Repeated infections are common, resulting in a heavy medical burden. However, there is currently no hMPV-specific prevention or specific treatment. Despite the high frequency of viral respiratory tract infections and over 50 years of research in this field, the virus was discovered relatively recently, and no licensed vaccine against hMPV is currently available.
Our hMPV vaccine candidate, VLA1554, is a recombinant F protein subunit vaccine, designed to be stabilized in a pre-fusion conformation. It is produced in CHO cells, using an initial classical purification process that has been established with suitable production yield.
First readouts of pre-clinical proof of concept studies showed that immunization with the pre-fusion design A1 F protein generated a superior neutralizing antibody response against hMPV subgroups A1 and B1 as compared to pre-fusion B1 F protein. Low doses of the vaccine candidate generated hMPV-neutralizing responses that protected mice from challenge. We are currently exploring potential partnering opportunities for this candidate.
VLA2112 - Our vaccine candidate targeting Epstein-Barr Virus (EBV)
Epstein-Barr virus (EBV), also known as human herpesvirus 4, is a member of the herpes virus family. It is found all over the world and is one of the most common human viruses. Most people get infected with EBV by early adulthood. EBV spreads most commonly through bodily fluids, primarily saliva. EBV can cause infectious mononucleosis, also called mono, and is strongly associated with different cancers and multiple sclerosis.
Our EBV vaccine candidate, VLA2112, is based on adjuvanted, subunit viral glycoproteins to elicit high titers of EBV-neutralizing antibodies.
The selection of antigens that best neutralize infection of both epithelial cells and B cells was completed in 2023 and we now expect to complete initial preclinical proof of concept by the end of 2024.

Our Commercial Portfolio
Our commercial portfolio is composed of three vaccines, our travel vaccines IXIARO/JESPECT, DUKORAL, and IXCHIQ. We stopped manufacturing our inactivated COVID-19 vaccine, VLA2001, in August 2022 in light of reduced order volumes. Our travel vaccines serve a wide range of potential travelers where the diseases they prevent are endemic, from business and leisure travelers to government and military personnel traveling on behalf of their government. We also distribute certain third-party vaccines in countries where we operate our own marketing and sales infrastructure. Our commercial activities have generated meaningful revenues, much of which we have reinvested in our research and development capabilities in order to advance our clinical assets and drive future growth.
IXIARO—Our Japanese encephalitis vaccine
IXIARO, or JESPECT in Australia and New Zealand, is an inactivated Vero cell culture-derived Japanese encephalitis vaccine and is the only Japanese encephalitis vaccine currently approved for use in the United States, Canada, and Europe. IXIARO is indicated for active immunization against Japanese encephalitis in adults, adolescents, children, and infants aged two months and older, and is a required vaccine for U.S. military personnel who are deployed to areas of risk for Japanese encephalitis. The pediatric indication of IXIARO was granted Orphan Drug designation by the FDA.
Japanese encephalitis virus, or JEV, is spread by mosquitos and is the most important cause of viral encephalitis in Asia and the Western Pacific.
Japanese encephalitis background
Japanese encephalitis is a considerable public health problem for many Asian countries, with recent estimates pointing to 67,900 cases annually. Close to three billion people live in regions at risk for this mosquito-borne viral disease. JEV is transmitted to humans by mosquitos that have bitten an infected animal and less than 1% of infected individuals develop the disease. Those that do develop the disease face a 20-30% mortality rate and up to 50% of survivors have significant permanent neurological damage. Many individuals infected by JEV develop symptoms within five to 15 days, usually starting as a flu-like illness with fever, chills, tiredness, headache, nausea, and vomiting. Confusion and agitation also occur in the early stage of Japanese encephalitis. Later symptoms may include swelling around the brain and coma, which can result in death.
In 2023, over 32 million people traveled from Europe and North America to the countries where JEV is endemic. Vaccination remains the single most important control measure against Japanese encephalitis worldwide.
IXIARO Overview

IXIARO is an inactivated vaccine administered as two doses either seven or 28 days apart. In a randomized clinical trial, high titers of neutralizing antibodies were detected in 96.4% of adults 28 days after the last dose. The immune response to IXIARO was durable, with high levels of neutralizing antibodies in 84.9% of participants three years after initial immunization. A separate trial administration of a booster dose at 14 months after completion of the initial two doses resulted in 100% of participants having neutralizing antibodies.
IXIARO is approved for the prevention of disease caused by JEV in individuals two months of age and older. This intramuscular vaccine is administered in two parts, between seven and 28 days apart depending on the age of the recipient, and with the second dose completed at least a week prior to potential exposure to JEV. A booster shot may be given at least 11 months after completion of the primary immunization series if ongoing exposure or re-exposure to JEV is expected. In 2020, the FDA approved the extension of IXIARO’s shelf life from 24 months to 36 months.
Sales of IXIARO
IXIARO was first approved by the FDA and European Commission in 2009, and reached pre-pandemic sales of €94.1 million during the year ended December 31, 2019. Due to travel restrictions in light of the ongoing COVID-19 pandemic, sales for IXIARO declined to €48.5 million during the year ended December 31, 2020 and €45.1 million during the year ended December 31, 2021. In the year ended December 31, 2022, sales of €41.3 million were driven by lower sales to the U.S. Department of Defense. This decrease was partly offset by the significant recovery of the private travel markets, with private sales reaching €28.8 million in the year ended December 31, 2022 compared to €7.1 million in the year ended December 31, 2021. In the year ended December 31, 2023, IXIARO sales increased 78% to €73.5 million primarily benefiting from the continued travel market recovery and price increases. At the end of September 2023, we also signed a new one-year contract with the U.S. Department of Defense (DoD) worth a minimum of $32 million for the supply of IXIARO.
DUKORAL—Our vaccine against cholera and ETEC
DUKORAL is an oral vaccine containing four inactivated strains of the bacterium Vibrio cholerae serotype O1, and part of a toxin from one of these strains as active substances. DUKORAL is authorized for use in the European Union and Australia to protect against cholera and in Canada, Switzerland, New Zealand, and Thailand to protect against cholera and ETEC, the leading cause of travelers’ diarrhea. Originally licensed in Sweden by SBL Vaccines in 1991, and subsequently in the European Union in 2004 through a centralized procedure followed by other international markets, the vaccine was acquired by us in 2015 from Janssen Pharmaceuticals as part of our strategic vision to extend our proprietary travel vaccine portfolio.
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
Sales of DUKORAL

DUKORAL was granted marketing authorization throughout the European Union in 2004, having previously been licensed in Sweden and Norway in 1991 through national licensure processes. DUKORAL was approved in Canada in 2003. Sales of DUKORAL were €29.8 million, €17.3 million, and €2.4 million in the years ended December 31, 2023, 2022, and 2021, respectively, of which Canada represented €17.5 million, €11.4 million, and €0.6 million, respectively, of global sales due to the strong overlap between Canadian travelers to regions of high ETEC prevalence and the vaccine’s approved indication. Similar to other travel vaccines, sales in 2021 were significantly impacted by ongoing COVID-19 travel restrictions. In 2022 DUKORAL sales started to benefit from the recovery in the private travel markets, and this recovery intensified in 2023.
IXCHIQ—Our Chikungunya Vaccine
IXCHIQ is the world’s first licensed chikungunya vaccine available to address this unmet medical need and the third vaccine we brought from early R&D to approval. We received marketing approval for IXCHIQ from the FDA in November 2023 under an accelerated pathway based on anti-CHIKV neutralizing antibody titers. Continued approval for this indication is contingent upon verification of clinical benefit in Phase 4 confirmatory studies.
Chikungunya disease background
Chikungunya is a mosquito-borne viral disease caused by the chikungunya virus, a Togaviridae virus, transmitted by Aedes mosquitoes. Infection leads to symptomatic disease in up to 97% of humans after four to seven days following the mosquito bite. While mortality with CHIKV is low, morbidity is high. Clinical symptoms include acute onset of fever, debilitating joint and muscle pain, headache, nausea, rash and chronic arthralgia.
Chikungunya virus often causes sudden large outbreaks with high attack rates, affecting one-third to three-quarters of the population in areas where the virus is circulating. The high-risk areas of infection for travelers are places where chikungunya virus-carrying mosquitos are endemic, including the Americas, parts of Africa, and Southeast Asia, and the virus has spread to more than 110 countries. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas and the economic impact is considered to be significant. The medical and economic burden is expected to grow as the CHIKV primary mosquito vectors continue to spread geographically. Before IXCHIQ, there were no preventive vaccines or effective treatments available and, as such, chikungunya is considered to be a major public health threat.
IXCHIQ Overview
IXCHIQ is a single-dose, live-attenuated vaccine licensed in the U.S. and is indicated for the prevention of disease caused by chikungunya virus in individuals 18 years of age and older who are at increased risk of exposure to CHIKV. At the end of February 2024, the U.S. Advisory Committee on Immunization Practices (ACIP) voted on the vaccine’s recommendations. In the U.S., IXCHIQ is recommended for persons aged ≥18 years traveling to country or territory where there is a chikungunya outbreak. Additionally, it may be considered for persons traveling to a country or territory without an outbreak but with evidence of CHIKV transmission within the last five years, who are aged >65 years and likely to have at least moderate exposure to mosquitos (at least two weeks, cumulatively) or who are traveling for a longer duration (six months or more, cumulatively). ACIP also recommended chikungunya vaccination for laboratory workers with potential for exposure to CHIKV.
Sales of IXCHIQ
Our commercial team launched the vaccine in the U.S. at the beginning of 2024. Considering IXCHIQ is the first and only vaccine worldwide against this unmet need, we will focus this year on raising awareness on the disease, shaping the market and booking first sales.
VLA2001—Our discontinued SARS-CoV-2 Vaccine
VLA2001 was the only inactivated whole-virus COVID-19 vaccine approved in Europe and the first COVID-19 vaccine to receive a full marketing authorization from the EMA. It was produced using our established Vero-cell platform, leveraging the manufacturing technology for our commercial Japanese encephalitis vaccine, IXIARO. In addition to its marketing approval in Europe, which we chose to withdraw effective December 2023, VLA2001 received conditional marketing authorization in the United Kingdom and emergency use authorization in the United Arab Emirates and Kingdom of Bahrain. During the third quarter of 2022, the World Health Organization also issued recommendations for use of the vaccine, including for a booster dose of VLA2001 four to six months after completion of the primary series.
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
Sales of VLA2001
In November 2021, we signed an advance purchase agreement with the European Commission to provide up to 60 million doses of VLA2001 in 2022 and 2023. In December 2021, we signed an advance purchase agreement with the Kingdom of Bahrain to provide one million doses of VLA2001 in 2022. An amendment to the purchase agreement with the European Commission in July 2022 reduced the orders of VLA2001 to 1.25 million doses, which we delivered to participating EU Member States (Germany, Austria, Denmark, Finland, and Bulgaria). VLA2001 sales in Europe and Bahrain amounted to

€29.6 million in the year ended December 31, 2022. In light of reduced order volume from EU Member States, we suspended manufacturing of the vaccine in July 2022. Our remaining inventories were fully written-down as of December 31, 2022. In 2023, we made our last deliveries to the kingdom of Bahrain with VLA2001 sales amounting to €5.7 million.
Third-party Vaccines
We distribute certain third-party vaccines in countries where we operate our own marketing and sales infrastructure. In June 2020, we entered into a distribution agreement with Bavarian Nordic, pursuant to which we agreed to commercialize Bavarian Nordic’s marketed vaccines for rabies and tick-borne encephalitis, leveraging our commercial infrastructure in Canada, the United Kingdom, France and Austria. In September 2022, we also announced a partnership with VBI Vaccines for the marketing and distribution of the only 3-antigen Hepatitis B vaccine, PreHevbri, in select European markets. Valneva and VBI expect PreHevbri to be available in these countries in 2023. In the year ended December 31, 2023, third party product sales grew to €35.7 million compared to €26.5 million in the year ended December 31, 2022, an increase of 34%. For additional information about our agreements with Bavarian Nordic and VBI Vaccines, see “Item 10.C—Material Contracts” of this Annual Report.
The following table summarizes our current third-party agreements:
Competition
We compete in an industry characterized by rapidly advancing technologies, significant competition and a complex intellectual property landscape. We face substantial competition from large pharmaceutical, specialty pharmaceutical, and biotechnology companies. During the COVID-19 pandemic, we have also seen that academic research institutions and governmental agencies can and will continue to compete in this rapid environment with support from public and private research institutions. Many of our competitors, either alone or through their collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result, our competitors may discover, develop, license, commercialize, and market products before or more successfully than we do. Below is a description of competition surrounding each of our disease targets and other technologies in development in the vaccines field.
IXIARO/JESPECT Competition
Our commercial vaccine against Japanese encephalitis, IXIARO (marketed as JESPECT in Australia and New Zealand), is the only approved and marketed vaccine for travelers to Japanese encephalitis endemic areas who originate in the U.S., Canada, and European countries.
Given the large population in the Japanese encephalitis endemic region, consisting of over 3 billion people, and the inclusion of the Japanese encephalitis vaccine in many national immunization programs, the competitive landscape in the endemic region is more crowded. Many of the first generation, locally manufactured mouse-brain derived vaccines have been phased out over the past 5-10 years, making way for the introduction of second-generation technologies. This includes companies such as Biken and Kaketsuken (Japan), both with inactivated vero-cell based vaccines, Chengdu (China and GAVI/UNICEF markets) with a live-attenuated vaccine, and Sanofi’s live-attenuated chimeric vaccine, IMOJEV (Australia/some Asian territories). None of these vaccines are currently approved for sale in the European Union, Canada or the United States. Therefore, there is currently no direct competitor to IXIARO in those markets, which represented over 95% of total IXIARO revenues in 2023.
The only country where our Japanese encephalitis vaccine currently faces direct competition is Australia, where it splits market share with the IMOJEV vaccine, originally manufactured by Sanofi and now owned by Substipharm, a French company. This acquisition may result in future competition for IXIARO in travel markets.
DUKORAL Competition

DUKORAL has historically been the only vaccine licensed and marketed to travelers within the European Union, Canada, and Australia against cholera and, in certain countries including Canada, Switzerland, and New Zealand, ETEC. Canada, the Nordic countries, and Australia accounted for approximately 82% of DUKORAL sales in 2023, with Canada alone representing over 59%. DUKORAL is also registered in several endemic countries, and is on the WHO’s list of prequalified vaccines, meaning it has been assessed as safe and effective.
While DUKORAL is relevant for both traveler and endemic segments, our commercial strategy focuses on the traveler market, which included approximately 453 million travelers to Asia, South America, and Africa in 2019.
Endemic market sales currently represent less than 3% of DUKORAL sales. This segment is supplied directly and through UNICEF procurement programs by an Indian vaccine, Shancol, and a Korean vaccine, Euvichol.
Product sales for DUKORAL are driven by typical factors associated with travelers’ vaccines, including the number of travelers in endemic regions, national recommendations, awareness about the illness, and the perception of risk by health practitioners and tourists.
An indication for ETEC diarrhea in Canada, in conjunction with educational and promotional efforts, has resulted in higher penetration rates of DUKORAL in this market.
Bavarian Nordic announced its acquisition of Emergent BioSolutions’ oral cholera vaccine, Vaxchora in February 2023 and started commercializing the vaccine in Europe in May 2023. Vaxchora received FDA approval in the United States in 2016. The clinical trial attempting to demonstrate the vaccine’s protection against ETEC was not successful in the Phase 1 clinical trial. Vaxchora was approved by the European Commission in April 2020 for protection against cholera only.
Competition related to our product pipeline
Chikungunya
We are aware of companies such as Bavarian Nordic, NIAID, Barath Biotech, Moderna Therapeutics, Inovio, DRDE, Indian Immunological, and UAB that are developing clinical stage vaccine candidates with neutralizing antibodies mechanism of action for chikungunya. Companies such as Takeda Pharmaceuticals, Profectus, Nanotherapeutics, Medigen, Vaxart, Ti Pharma, Arbovax, GlaxoSmithKline, and GenPhar are developing vaccine candidates with similar mechanism of action although they are currently at pre-clinical stage of development.
Lyme disease
We are aware of companies developing mRNA vaccines such as Moderna, therapeutic antibiotic drug candidates such as Ixodes, or antibody-mediated treatment such as Takeda Pharmaceuticals, Inovio Pharmaceuticals, Tarsus, and Euroimmun. However, their programs are in pre-clinical and/or Phase 1/2 clinical stage. Other companies such as GlaxoSmithKline, Sanofi, and Baxter had clinical programs against Lyme disease. LYMErix, from GSK, achieved approval in the U.S. and was later taken out of the market due to lack of market access and potential safety concerns, although it was later proven to be safe by a FDA advisory committee. Sanofi and Baxter were not successful and stopped their programs before requesting a marketing authorization.
Sales and Marketing
We have a specialist commercial capability comprising approximately 52 employees for the distribution of our travelers’ vaccines, IXIARO and DUKORAL, and third-party vaccines.
We have established our own commercial operations in certain travel vaccine markets including the United States, Canada, the United Kingdom, Sweden, France, Austria, Norway, Denmark, Finland, Belgium, and the Netherlands. We commercialize our own and third-party vaccine brands to both private and government customers, including the U.S. military. In other markets, we have entered into marketing and distribution agreements with companies that specialize in the promotion of travel brands and/or for which there is a strategic fit with their product portfolio. Examples of such distribution partnerships include Germany (Bavarian Nordic), Eastern Europe (IMED), Israel (Kamada), and Australia and New Zealand (Seqirus/CSL).
Commercial Operations in Key Markets
We manage nearly all of our global product sales revenues through our own commercial operations. Local operations include expertise in Sales, Marketing, Medical Affairs, Governmental Affairs (U.S.), business support functions, and General Management.
Our commercial teams work continuously to improve service and performance, including embracing digital technology, which allows us to better connect with travelers, physicians, and other health care professionals. We put the customer at the heart of our activities and focus on their needs for improved awareness, a deeper understanding of the travel health landscape, and tailor-made services to achieve their objectives.
We have also continued to leverage our commercial organization to distribute third-party products and aim to attract additional products to further leverage our commercial infrastructure. We entered into a partnership with Seqirus in 2016 to commercialize two differentiated flu vaccines in Austria. We also entered into a marketing and distribution partnership with Kamada in 2018 to commercialize their Rabies immunoglobulin in Canada and with Bavarian Nordic in 2020 to commercialize their Rabipur and Encepur brands in Austria, the UK, France, Belgium, the Netherlands, and Canada. In

September 2022, we announced a marketing and distribution agreement with VBI Vaccines Inc. to commercialize their Hepatitis B vaccine PreHevbri in the United Kingdom, Sweden, Norway, Denmark, Finland, Belgium, and the Netherlands.
Manufacturing
Manufacturing of vaccines is considered one of the most complex pharmaceutical manufacturing operations. It can take between six to 36 months to produce, package, and deliver high quality vaccines to those who need them. The process includes testing each batch of vaccine at every step of its journey, and repeat quality control of batches by different authorities around the world.
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
The Livingston site operates dedicated bulk production units for IXIARO and a BioSafety Level 3 multi-purpose unit used for IXCHIQ clinical supply and commercial manufacturing.
In addition, and as part of our COVID-19 vaccine program, the Livingston site was expanded to include two additional production units in a state-of-the-art manufacturing facility. In light of reduced order volume from EU Member States, we stopped manufacturing of our COVID-19 vaccine and took the decision to transfer the production of IXIARO and IXCHIQ to the new manufacturing facility. This transfer will take place in 2024.
Solna (Stockholm), Sweden
Our Solna facility can operate on a multi-product basis and comprises approximately 11,000 square meters. The site is qualified to meet required standards of several regulatory bodies including the competent Swedish authorities, Health Canada, and TGA. Our Solna site has a heritage and history from more than 100 years in vaccines operations. It is currently our center of excellence for fill-finish operations. As part of our COVID-19 activities, we expanded our fill-finish capacity by fitting out a nearby site for formulation, filling, and packaging and have now transferred our manufacturing activities to this new site. With around 124 employees, the site operates as a dedicated and integrated production unit for DUKORAL. In 2023, as part of a review of our global R&D strategy, we took the decision to divest our Clinical Trial Manufacturing (CTM) unit to NorthX Biologics. Our Solna site is operated on a long-term lease under a Manufacturers License from MPA.
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
Intellectual Property
Our commercial success depends in part on obtaining and maintaining patent, trade secret, and other intellectual property and proprietary protection of our technology, current and future products, and product candidates and methods used to develop and manufacture them. We cannot be sure that patents will be granted with respect to any of the pending patent applications or to any patent applications that we file in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be sufficient to protect our technology or will not be challenged, invalidated. or circumvented. Our success also depends on our ability to operate our business without infringing, misappropriating, or otherwise violating any patents and other intellectual property or proprietary rights of third parties.
We manage our intellectual property by:
•seeking protection for our products, technologies, and processes by actively using the patent, trademark, copyright, and trade secrets systems in Europe, the United States, Japan, China, and other jurisdictions where we might have business interests;
•defending, and if needed, enforcing our property rights in selected jurisdictions; and

•reviewing and monitoring third party patent rights and challenging and invalidating such rights where applicable, in order to establish and ensure the unrestricted use and operation of our products, product candidates, and technologies, in those jurisdictions where we have business interests.
Patents and patent applications
We consider protecting technologies and products through patents and patent applications essential to the success of our businesses.
As of December 31, 2023, we had a portfolio of 440 issued patents, including 81 granted in Germany, France, the United Kingdom, Spain, and Italy, 43 issued in the United States, and 178 pending patent applications, including 27 pending in Europe and three pending international, or PCT, patent applications.
In countries where we seek legal protection through patents, the duration of legal protection for a particular product, method, or use is generally 20 years from the filing date. This protection may be extended in some countries, particularly in the European Union, China, Japan, South Korea, Australia, Canada, and the United States. The protection, which may also vary by country, depends on the type of patent and its scope. In most industrialized countries, any new active substance, formulation, indication, or manufacturing process may be legally protected. We conduct ongoing checks to protect our inventions and to act against any infringement of our patents.
IXIARO
In regards to our Japanese encephalitis vaccine, IXIARO, as of December 31, 2023, we own a patent family that includes five issued U.S. patents (9,884,115; 9,895,437; 9,913,898; 10,668,146; and 11,110,170) with claims covering the aqueous composition of IXIARO and methods for preparing IXIARO, and one pending U.S. patent application. This patent family also includes two granted European patents with claims directed to compositions comprising IXIARO and/or methods for preparing IXIARO, and one pending European patent application. One of the granted European patents directed to a method for preparing an aqueous composition comprising aluminium, a reactive compound and a protein, was opposed at the EPO in June 2023. Patent applications, if issued, and patents in this family are expected to expire in 2032, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own a pending U.S. and a European patent application with claims covering the manufacturing processes of IXIARO and potentially other vaccines. Patent applications, if issued, are expected to expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
DUKORAL
In regards to our DUKORAL product, we own an International and a European patent application with claims directed to stable pharmaceutical compositions covering a currently non-commercialized formulation of DUKORAL and methods of use thereof, and patent applications or applications related to these applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. Patents covering the composition of matter of DUKORAL are expired.
VLA15—Borrelia vaccine candidate
In regards to our Borrelia vaccine candidate VLA15 which is currently licensed to Pfizer, as of December 31, 2023, we own a patent family which includes five issued U.S. patents, two pending U.S. patent applications and two European patents that are validated, one in 38 of the European Patent Convention member states and the other in 12 of those member states, as well as 26 foreign patents and two patent applications with claims covering the composition of matter of VLA15. We further own a second patent family which includes three issued U.S. patents and one granted European patent as well as 16 foreign patents and six patent applications with claims covering the composition of matter of VLA15. Patent applications, if issued, and patents in these families are expected to expire in 2033 and 2035, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own a patent family with claims directed to immunogenic polypeptides with C-terminus domains of OspA to induce a protective immune response that includes a European patent validated as a Unitary patent, UK patent, and Spanish patent and patent applications pending in the U.S., Canada, and Hong Kong. Patent applications, if issued, in this family are expected to expire in 2038, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
As of December 31, 2023, we also own two patent families with claims directed to compositions comprising OspA fusion proteins including uses thereof and to improved methods for producing a vaccine. Both families have been nationalized in Europe, the U.S., and Canada in 2022. Patent applications claiming priority to these patent applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. We further co-own with a third party a patent family which includes pending patent applications in Europe, the U.S., and 13 further foreign jurisdictions. Patent applications claiming priority to these patent applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

IXCHIQ
In regards to our IXCHIQ product, as of December 31, 2023, we own two patent families that include four granted U.S. patents with claims covering methods of preparing and methods of purifying VLA1553 and three pending European patent applications. Patent applications, if issued, and patents in this family are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own a patent family with claims directed to pharmaceutical compositions of VLA1553 that includes two U.S. patents, one Brazilian patent, and over 20 pending patent applications in such jurisdictions as the U.S., Europe, Australia, Brazil, Canada, China, India, Japan, and Mexico. Patent applications, if issued, and patents in this family are expected to expire in 2038, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
As of December 31, 2023, we also own two patent families with claims covering formulations and manufacturing processes of VLA1553. Each of these two families were nationalized in 17 jurisdictions and all are still pending except in South Africa. Patent applications, if issued, are expected to expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own a patent family with claims directed to the administration of IXCHIQ in immunocompromised subjects. As of December 31, 2023, this family is still in the priority year. Patent applications if issued, are expected to expire in 2044, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
VLA2001—SARS-CoV-2 vaccine
In regards to our SARS-CoV-2 vaccine, VLA2001, as of December 31, 2023, we co-own together with Dynavax two patents with one U.K. patent and one U.S. patent with claims related to adjuvant formulation and processes of preparing the formulation of VLA2001. These patents, if maintained, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
VLA84—Clostridium difficile candidate
In regards to our C. difficile candidate VLA84, as of December 31, 2023, we own a patent family with five granted U.S. patents with claims covering the composition of matter of VLA84 and methods of use thereof, one pending U.S. patent application, and 12 granted foreign patents in such jurisdictions as Australia, China, and Japan. This patent family also includes a granted European patent validated in over 35 countries that has been opposed now has been maintained by the European Patent Office in amended form, which still covers VLA84. A second European patent has not been opposed and a third European patent application is pending. Patent applications, if issued, and patents in this family are expected to expire in 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also filed an opposition against two European patents owned by a third party that has claims that might cover our C. difficile vaccine candidate. The European Patent Office revoked both of these in opposition proceedings and after the patentee withdrew both appeals, they were canceled without substantive decisions.
VLA1601—Zika vaccine candidate
In regards to our Zika vaccine candidate VLA1601, as of December 31, 2023, we own a patent family that includes five issued U.S. patents with claims covering the aqueous composition of VLA1601 and methods for preparing IXIARO, and one pending U.S. patent application. This patent family also includes two granted European patents with claims directed to compositions comprising VLA1601 and/or methods for preparing VLA1601 and one pending European patent application. One of the granted European patents, directed to a method for preparing an aqueous composition comprising aluminium, a reactive compound and a protein, was opposed at the EPO in June 2023. Patent applications, if issued, and patents in this family are expected to expire in 2032, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
Furthermore, we own a patent family with two granted U.S. patents with claims covering the formulation VLA1601, three pending U.S. patent applications, nine pending foreign patent applications, and six foreign patents. Patent applications, if issued, and patents in this family are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. A third party has filed an Inter Partes Review Proceeding against one of the U.S. patents, for which the U.S. Patent Trial and Appeal Board has now issued a decision denying Institution after we withdrew some of the claims.
We also own two patent families that include three granted U.S. patents with claims covering methods of preparing and methods of purifying VLA1601 and one granted and two pending European patent applications. Patent applications, if issued, and patents in these families are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

We also own a pending U.S. and a European patent application with claims covering the manufacturing processes of VLA1601 and potentially other vaccines. Patent applications, if issued, are expected to expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own a patent family with claims directed to large scale manufacturing processes of VLA1601. As of December 31, 2023, this family is still in the priority year. Patent applications if issued, are expected to expire in 2044, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
Other protection mechanisms
Our core technologies and products and many of our projects for the development of products candidates depend upon the knowledge, experience, and skills of our scientific and technical personnel. In order to protect our trade secrets, proprietary know-how, and technologies, we generally require all employees, contractors, advisors, and collaborators to enter into confidentiality agreements. These agreements prohibit the disclosure of our confidential information. Agreements with employees and consultants also require disclosure and assignment to us of any ideas, developments, discoveries, and inventions.
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
Our company name, key products, technologies, and product candidates, namely VALNEVA, IXIARO, JESPECT, DUKORAL, IXCHIQ, EB66 and IC31, and the number of trademarks related to these products and our company held by us at December 31, 2023 are shown in the table below.

Trademarks	Number of registrations or applications
Valneva®, Valneva logos	84
IXIARO®, IXIARO logo	137
JESPECT®	19
DUKORAL®	60
IXCHIQ®	50
EB66®	11
IC31®	8
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
“DUKORAL” trademark
Various prior rights agreements related to the trademark “DUKORAL” were executed in the years 1996 to 2002. A further prior rights and delimitation agreement between Crucell Sweden AB, now Valneva Sweden AB, and Berlin-Chemie AG was signed on June 29, 2012. For mutual settlement of the opposition filed by then Crucell Sweden AB, Berlin Chemie AG undertakes not to derive any rights from the registration and use of their German trademark DUCORA against the Community Trademark registration of DUKORAL, and to tolerate new applications and modifications of the prior DUKORAL trademark, provided that Crucell Sweden AB shall not apply for the trademark DUCORA. Berlin-Chemie AG restricted the goods and services of their German registration of DUCORA. Crucell then agreed to the registration or use of German trademark DUCORAL under the conditions specified and to withdraw the opposition. Since this agreement is effective worldwide, the party who possesses prior rights in any country agrees to consent to the registration or use of the other party’s respective mark under the same conditions as mentioned in this agreement.
Domain names
As at December 31, 2023, we hold 190 domain names (reserved or in the process of being reserved).
Government Regulation
Government authorities in the United States at the federal, state, and local level and in other countries and jurisdictions including the European Union, or EU, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing, and export and import of biological products, such as our products, product candidates, and any future product candidates we develop. We, along with our third-party contractors, will be required to navigate the various pre-clinical, clinical, and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies, seek approval or licensure of our product candidates, and distribute and market our products, if approved. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local, and foreign statutes and regulations requires the expenditure of substantial time and financial resources.

Regulatory Approval in the United States
In the United States, biological products are subject to regulation under the Federal Food, Drug, and Cosmetic Act, or FDCA, the Public Health Service Act, or PHSA, and other federal, state, local, and foreign statutes and regulations. The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:
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
•performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, Good Clinical Practice, or GCP, requirements and other clinical trial-related regulations to establish the safety, purity, and potency of the product candidate for each proposed indication;
•preparation and submission to the FDA of a biologics license application, or BLA, after completion of all clinical trials;
•payment of any user fees for FDA review of the BLA;
•a determination by the FDA within 60 days of its receipt of a BLA to accept the application for review;
•satisfactory completion of an FDA Advisory Committee review, if applicable;
•satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the biologic, or components thereof, will be produced to assess compliance with current Good Manufacturing Practice, or cGMP requirements to assure that the facilities, methods, and controls are adequate to preserve the biologic’s identity, strength, quality and purity;
•satisfactory completion of any potential FDA audits of the clinical trial sites that generated the data in support of the BLA to assure compliance with GCPs and integrity of the clinical data; and
•FDA review and approval of the BLA, to permit commercial marketing of the product for particular indications for use in the United States.
Pre-clinical Studies
Before testing any biological product candidates in humans, the product candidate must undergo rigorous pre-clinical testing. Pre-clinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of pre-clinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the pre-clinical tests, together with manufacturing information, analytical data, any available clinical data or literature, and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term pre-clinical testing may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.
Clinical Trials
The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCPs, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated in the trial. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.
There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website. Information related to the product candidate, patient population, phase of investigation, clinical trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Disclosure of the results of these clinical trials can be delayed in certain circumstances.

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
For purposes of BLA submission and approval, clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2, and Phase 3, which may overlap or be combined:
•Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the safety, dosage tolerance, absorption, metabolism, and distribution of the product candidate in humans, the side effects associated with increasing doses, and, if possible, early evidence of effectiveness.
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
•Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide statistically significant evidence of clinical efficacy of the product for its intended use, further evaluate its safety, and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the biologic.
Phase 1, Phase 2, Phase 3, and other types of clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including non-compliance with regulatory requirements or a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biologic has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.
Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, potency, and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the biologic does not undergo unacceptable deterioration over its shelf life.
FDA Review Processes
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development, nonclinical studies, and clinical trials are submitted to the FDA as part of a BLA requesting approval to market the product for one or more indications. The BLA must include all relevant data available from pre-clinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls, and proposed labeling, among other things. Data can come from company-sponsored clinical studies intended to test the safety and effectiveness of a use of the product, or from a number of alternative sources, including studies initiated by independent investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity, and potency of the investigational product to the satisfaction of the FDA. FDA approval of a BLA must be obtained before a biologic may be marketed in the United States.
The FDA reviews a submitted BLA to determine if it is substantially complete before the FDA accepts it for filing and may request additional information from the sponsor. The FDA will make a decision on accepting a BLA for filing within 60 days of receipt, and may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission. In this event, the BLA must be resubmitted with any additional information requested in order to be reviewed by FDA. Once the submission is accepted for filing, the FDA begins an in-depth review of the BLA. The FDA reviews a BLA to determine, among other things, whether a product is safe, pure, and potent and whether the facility in which it is manufactured, processed, packed, or held meets standards designed to assure the product’s continued safety, purity, and potency. Under the goals agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA targets 10 months from the filing date in which to complete its initial review of an original BLA and respond to the applicant, and six months from the filing date of an original BLA designated for priority review. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs, and the review process can be extended by FDA requests for additional information or clarification.

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
The FDA also may audit data from clinical trials to ensure compliance with GCP requirements and the integrity of the data supporting safety, purity, and potency of the product candidate. Additionally, the FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation, and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it generally considers such recommendations carefully when making decisions on approval.
After the FDA evaluates a BLA and conducts inspections of manufacturing facilities where the investigational product is produced, it will issue either an approval letter or a Complete Response Letter, or CRL. A CRL or deferred action on the application may also occur where FDA is unable to complete required pre-approval inspections due to travel restrictions. An approval letter authorizes commercial marketing of the biologic with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete and the application will not be approved in its present form. A CRL generally outlines the deficiencies in the BLA and may require additional clinical data, additional pivotal clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, pre-clinical studies, or manufacturing in order for FDA to reconsider the application. If a CRL is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, withdraw the application, or request an opportunity for a hearing. The FDA has committed to reviewing such resubmissions in two or six months from receipt, depending on the type of information included. Even if data and information are submitted in response to the deficiencies identified in a CRL, the FDA may decide that the BLA does not satisfy the criteria for approval.
If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. For example, the FDA may require a REMS to help ensure that the benefits of the biologic outweigh the potential risks to patients. A REMS is a safety strategy implemented to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure a product’s safe use, or ETASU. An ETASU can include, but is not limited to, special training or certification for prescribing or dispensing the product, dispensing the product only under certain circumstances, special monitoring, and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. FDA also may condition approval on, among other things, changes to proposed labeling or the development of adequate controls and specifications. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.
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
Accelerated approval may be granted for products that are intended to treat a serious or life-threatening condition and that generally provide a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions, or survives. The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. The accelerated approval pathway is contingent on a sponsor’s agreement to conduct additional post-approval confirmatory studies to verify the product’s clinical benefit in relationship to the surrogate endpoint. These confirmatory trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, Fast Track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval, but may expedite the development or approval process.
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

After a BLA is approved, the product may also be subject to official lot release as a condition of approval. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA may also perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA conducts laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. As with drugs, after approval of biologics, manufacturers must address any safety issues that arise, are subject to recalls or a halt in manufacturing, and are subject to periodic inspection after approval.
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
Post-Approval Requirements
Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. Once a BLA is approved, a product will be subject to certain additional post-approval requirements.
The FDA also may require post-marketing testing, known as Phase 4 testing, impose a REMS and/or post-market surveillance to monitor the effects of an approved product, or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, biological product manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Biologics manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Manufacturers are subject to periodic unannounced inspections by the FDA, including those focused on manufacturing facilities to assess compliance with cGMPs. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMPs.
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
•fines, warnings, or other enforcement-related letters or holds on post-approval clinical studies;
•refusal of the FDA to approve pending BLAs or supplements to approved BLAs, or suspension or revocation of product license approvals;
•product seizure or detention, or refusal to permit the import or export of products;
•consent decrees, corporate integrity agreements, debarment, or exclusion from federal healthcare programs;
•mandated modification of promotional materials and labeling and the issuance of corrective information;
•the issuance of safety alerts, Dear Healthcare Provider letters, press releases, and other communications containing warnings or other safety information about the product; or
•injunctions or the imposition of civil or criminal penalties.
The FDA closely regulates the marketing, labeling, advertising, and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity, and potency that are consistent with the provisions of the FDA-approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, issuance of warning or untitled letters, requirements to issue corrective advertising, and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict the manufacturer’s communications on the subject of off-label use of their products, as well as actions taken on behalf of the manufacturer, such as sponsored scientific and educational activities conducted by a third party.
Biosimilars and Reference Product Exclusivity
The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biological products shown to be biosimilar to, or interchangeable with, an FDA-licensed reference biological product. Biosimilarity, which requires that the biological product be highly similar to the reference product notwithstanding minor differences in clinically inactive components and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical trial or trials. Interchangeability requires that a biological product be biosimilar to the reference product and that the product can be expected to produce the same clinical results as the reference product in any given patient and, for products administered multiple times to an individual, that the product and the reference product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product without such alternation or switch.
Under the BPCIA an application for a biosimilar or interchangeable product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date of first licensure of the reference product. “First licensure” typically means the initial date the particular product at issue was licensed in the United States. Date of first licensure does not include the date of licensure of (and a new period of exclusivity is not available for) a biological product if the licensure is for a supplement for the biological product or for a subsequent application by the same sponsor or manufacturer of the biological product (or licensor, predecessor in interest, or other related entity) for a change (not including a modification to the structure of the biological product) that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device, or strength, or for a modification to the structure of the biological product that does not result in a change in safety, purity, or potency. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own pre-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of its product.
The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, government proposals have sought to reduce the 12-year reference product exclusivity period.
Regulatory Approval in the EU
In order to market any product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety, and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales, and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or market product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the EU generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies, and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization and to the EMA or to competent authorities in EU Member States for a marketing authorization application, or MAA, and granting of a marketing authorization, or MA, by competent authorities in EU Member States or the European Commission before the product can be marketed and sold in the EU.
Clinical Trial Approval
In the EU, clinical trials are governed by the Clinical Trials Regulation (EU) No 536/2014, or CTR, which entered into application on January 31, 2022, repealing and replacing the former Clinical Trials Directive 2001/20, or CTD.
The CTR is intended to harmonize and streamline clinical trial authorizations, simplify adverse-event reporting procedures, improve the supervision of clinical trials, and increase transparency. Specifically, the Regulation, which is directly applicable in all EU Member States, introduces a streamlined application procedure through a single-entry point, the “EU portal”, the Clinical Trials Information System, or CTIS; a single set of documents to be prepared and submitted for the application; as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I assessment is led by the competent authorities of a reference Member State selected by the trial sponsor and relates to clinical trial aspects that are considered to be scientifically harmonized across EU Member States. This assessment is then submitted to the competent authorities of all concerned Member States in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and Ethics Committees in each concerned EU Member State concerned. Individual EU Member States retain the power to authorize the conduct of clinical trials on their territory.
The extent to which on-going clinical trials will be governed by the CTR will depend on the duration of the individual clinical trial. For clinical trials in relation to which an application for approval was made on the basis of the CTD before

January 31, 2023, the CTD will continue to apply on a transitional basis until January 31, 2025. By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the related clinical trial application was made on the basis of the CTR or if the clinical trial has already transitioned to the CTR framework before January 31, 2025.
In all cases, clinical trials must be conducted in accordance with GCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. Medicines used in clinical trials must be manufactured in accordance with the guidelines on cGMP and in a GMP licensed facility, which can be subject to GMP inspections.
Orphan Drug Designation and Exclusivity
Regulation (EC) No. 141/2000 as implemented by Regulation (EC) No. 847/2000 provides that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention, or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the EU when the application is made, or (2) a life-threatening, seriously debilitating, or serious and chronic condition in the EU and that without incentives it is unlikely that the marketing of the drug in the EU would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the EU or, if such method exists, the drug has to be of significant benefit compared to products available for the condition.
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
The period of market exclusivity may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product destination, including where it can be demonstrated on the basis of available evidence that the original orphan medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the threshold. Additionally, an MA may be granted to a similar medicinal product with the same orphan indication during the ten-year period if: (i) the MA holder of the authorized product consents to a second original orphan medicinal product application, (ii) the manufacturer of the original orphan medicinal product is unable to supply sufficient quantities; or (iii) the second applicant can establish that its product, although similar, is safer, more effective, or otherwise clinically superior to the authorized orphan medicinal product. A company may voluntarily remove a product from the register of orphan products. A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication.
Pediatric Development
In the EU, Regulation (EC) No 1901/2006 provides that all MAAs for new medicinal products have to include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the medicinal product for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the MA is obtained in all EU Member States and study results are included in the product information, even when negative, the product is eligible for a six-month extension to the Supplementary Protection Certificate, or SPC, if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity.
Marketing Authorization
To obtain a marketing authorization for a product in the EU, an applicant must submit a marketing authorization application, or MAA, either under a centralized procedure administered by the European Medicines Agency, or EMA, or one of the procedures administered by competent authorities in the EU Member States (decentralized procedure, national procedure, or mutual recognition procedure). An MA may be granted only to an applicant established in the EU.
The centralized procedure provides for the grant of a single MA by the European Commission that is valid for all EU Member States. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is compulsory for specific products, including for (i) medicinal products derived from biotechnological processes, (ii) products designated as orphan medicinal products, (iii) advanced therapy medicinal products (ATMPs), and (iv) products with a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative diseases, diabetes, auto-immune and other immune dysfunctions, and viral diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients authorization through, the centralized procedure is optional on related approval.
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
An MA has an initial validity of five years in principle. The MA may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance by the EMA or by the competent authority of the EU Member State in which the original MA was granted. To support the application, the MA holder must provide the EMA or the competent authority with a consolidated version of the eCTD (Common Technical Document) providing up-to-date data concerning the quality, safety, and efficacy of the product, including all variations introduced since the MA was granted, at least nine months before the MA ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide, on justified grounds relating to pharmacovigilance, to proceed with one further five year renewal period for the MA. Once subsequently definitively renewed, the MA shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized MA) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).
Innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs, such as the Priority Medicines, or PRIME, scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme aimed at enhancing the EMA’s support for the development of medicinal products that target unmet medical needs. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention, or treatment in the EU or, if there is, the new medicinal product will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated MAA assessment once a dossier has been submitted.
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
An MA may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional MA, an MA granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard MA. However, unlike the conditional MA, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the MA “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually, and the MA will be withdrawn if the risk-benefit ratio is no longer favorable.
In addition to an MA, various other requirements apply to the manufacturing and placing on the EU market of medicinal products. Manufacture of medicinal products in the EU requires a manufacturing authorization, and import of medicinal products into the EU requires a manufacturing authorization allowing for import. The manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance. These requirements include compliance with EU GMP standards when manufacturing medicinal products and APIs, including the manufacture of APIs outside of the EU with the intention to import the APIs into the EU. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU laws, regulations, and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of the EU Member States. MA holders and/or manufacturing and import authorization, or MIA holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in case of non-compliance with the EU or EU Member States’ requirements applicable to the manufacturing of medicinal products.
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
Regulatory Requirements after Marketing Authorization
Where an MA is granted in relation to a medicinal product in the EU, the holder of the MA is required to comply with a range of regulatory requirements applicable to the manufacturing, marketing, promotion, and sale of medicinal products.
Similar to the United States, both MA holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission, and/or the competent regulatory authorities of the individual EU Member States. The holder of an MA must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.
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
On January 17, 2022, the MHRA launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closed on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The UK Government published its response to the consultation on March 21, 2023, confirming that it would bring forward changes to the legislation. These resulting legislative amendments will determine how closely the UK regulations will align with the CTR. In October 2023, the MHRA announced a new Notification Scheme for clinical trials which enables a more streamlined and risk-proportionate approach to initial clinical trial applications for Phase 4 and low-risk Phase 3 clinical trial applications.
Marketing authorizations in the UK are governed by the Human Medicines Regulations (SI 2012/1916), as amended. Since January 1, 2021, an applicant for the EU centralized procedure marketing authorization can no longer be established in the UK. As a result, since this date, companies established in the UK cannot use the EU centralized procedure and instead must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain a marketing authorization to market products in the UK. All existing EU marketing authorizations for centrally authorized products were automatically converted or grandfathered into UK marketing authorization, effective in Great Britain only, free of charge on January 1, 2021, unless the marketing authorization holder opted-out of this possibility. Northern Ireland currently remains within the scope of EU authorizations in relation to centrally authorized medicinal products. Accordingly, until the Windsor Framework is implemented in Northern Ireland on January 1, 2025, products falling within the scope of the EU centralized procedure can only be authorized through UK national authorization procedures in Great Britain.
The MHRA has also introduced changes to national marketing authorization procedures. This includes introduction of procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment route, a rolling review procedure, and the International Recognition Procedures which entered into application on January 1, 2024. Since January 1, 2024, the MHRA may rely on the International Recognition Procedure, or IRP, when reviewing certain types of marketing authorization applications. This procedure is available for applicants for marketing authorization who have already received an authorization for the same product from a reference regulator. These include the FDA, the EMA, and national competent authorities of individual EEA countries. A positive opinion from the EMA and CHMP, or a positive end of procedure outcome from the mutual recognition or decentralized procedures, are considered to be authorizations for the purposes of the IRP.
There is no pre-marketing authorization orphan designation for medicinal products in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding marketing authorization application. The criteria are essentially the same as those in the EU, but have been tailored for the market. This includes the criterion that prevalence of the condition in Great Britain, rather than the EU, must not be more than five in 10,000. Upon the grant of a marketing authorization with orphan status, the medicinal product will benefit from up to 10 years of market exclusivity from similar products in the approved orphan indication. The start of this market exclusivity period will be set from the date of first approval of the product in Great Britain.
International Regulation
In addition to regulations in the United States and the EU, a variety of foreign regulations govern clinical trials, commercial sales, and distribution of product candidates. The approval process varies from country to country and the time to approval may be longer or shorter than that required for FDA, European Commission, or EU Member State competent authority approval.
Other Healthcare Laws and Regulations and Legislative Reform in the United States and the EU
U.S. Healthcare Laws and Regulations
Healthcare providers and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, third-party payors, and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell, and distribute our products. Our current and future operations are subject to regulation by various federal, state, and local authorities in addition to the FDA, including but not limited to the Centers for Medicare & Medicaid Services, or CMS, the Department of Health and Human Services, or HHS, (including the Office of Inspector General, Office for Civil Rights and the Health Resources and Services Administration), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. The healthcare laws that may affect our ability to operate include, but are not limited to:
•The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering, or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•Federal civil and criminal false claims laws, such as the False Claims Act, which can be enforced by private citizens through civil qui tam actions, and civil monetary penalty laws prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious, or fraudulent claims for payment of federal funds, and knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease, or conceal an obligation to pay money to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Drug manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. For example, pharmaceutical companies have been prosecuted under the False Claims Act in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act;
•The Health Insurance Portability and Accountability Act, or HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, or willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false, fictitious, or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious, or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which impose privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses, and certain healthcare providers, known as covered entities, and their respective business associates and their covered subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions;
•Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;
•The federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics, and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value provided to physicians, defined to include doctors, dentists, optometrists, podiatrists and chiropractors, other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members;
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
If our operations are found to be in violation of any of these laws or any other current or future healthcare laws that may apply to us, we may be subject to significant civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action against us for an alleged or suspected violation could cause us to incur significant legal expenses and could divert our management’s attention from the operation of our business, even if our defense is successful. In addition, if any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to significant criminal, civil, or administrative sanctions, including exclusions from government funded healthcare programs.
U.S. Legislative Reform
We operate in a highly regulated industry, and new laws, regulations, and judicial decisions, or new interpretations of existing laws, regulations, and decisions, related to healthcare availability, the method of delivery and payment for healthcare products and services could negatively affect our business, financial condition, and prospects. There is significant interest in promoting healthcare reforms, and it is likely that federal and state legislatures within the United States and the governments of other countries will continue to consider changes to existing healthcare legislation.
For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the ACA, which included changes to the coverage and reimbursement of drug products under government healthcare programs. The ACA, among other things,
•increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs;
•required collection of rebates for drugs paid by Medicaid managed care organizations;
•required manufacturers to participate in a coverage gap discount program, under which they must agree to offer point-of-sale discounts (increased to 70 percent, effective as of January 1, 2019) off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
•imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell certain “branded prescription drugs” to specified federal government programs;
•implemented a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected;
•expanded the types of entities eligible for the 340B drug discount program;
•expanded eligibility criteria for Medicaid programs;
•created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and
•established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.
There have been executive, judicial, and congressional challenges to certain aspects of the ACA. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, President Biden issued an executive order that initiated a special enrollment period for the purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. On August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how any such healthcare reform measures of the Biden administration will impact the ACA and our business.
In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act, which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken. Additionally, on March 11, 2021, President Biden signed the

American Rescue Plan Act of 2021 into law, which eliminates the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. In addition, in 2012, the U.S. Congress enacted the American Taxpayer Relief Act, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers, and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing, and marketing activities, which may delay our ability to develop, market, and sell any product candidates we may develop. Moreover, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.
Furthermore, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several congressional inquiries, Presidential executive orders, and proposed legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.
For example, at the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the Department of Health and Human Services, or HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. In response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. Additionally, on July 9, 2021, President Biden issued an executive order directing the FDA to, among other things, continue to clarify and improve the approval framework for biosimilars, including the standards for interchangeability of biological products, facilitate the development and approval of biosimilar and interchangeable products, clarify existing requirements and procedures related to the review and submission of BLAs, and identify and address any efforts to impede biosimilar competition.
Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future.
Coverage and Reimbursement
Market acceptance and sales of any vaccine candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these product and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations, and other private health insurers.
Third-party payors decide which therapies they will pay for and establish reimbursement levels. Travel vaccines are rarely reimbursed in Europe and, while no uniform policy for coverage and reimbursement exists in the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Each payor determines whether or not it will provide coverage for a product, what amount it will pay the manufacturer for the product, and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs, biological, and vaccine products, or formulary, generally determines the co-payment that a patient will need to make to obtain the product and can strongly influence the adoption of such product by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. In addition, because our product candidates are physician-administered, separate reimbursement for the product itself may or may not be available. Instead, the administering physician may only be reimbursed for providing the treatment or procedure in which our product is used.
Third-party payors are increasingly challenging the prices charged for medical products and may deny coverage or offer inadequate levels of reimbursement if they determine that a prescribed product has not received appropriate clearances from the EMA, FDA, or other government regulators; is not used in accordance with cost-effective treatment methods as determined by the third-party payor; or is experimental, unnecessary, or inappropriate. Prices could also be driven down by managed care organizations that control or significantly influence utilization of healthcare products. Outside the United States, pricing of competitive products by third-parties is the biggest driver of the prices of our products.
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
On December 15, 2021, the Health Technology Regulation, or HTA Regulation, was adopted. The HTA Regulation is intended to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. When it enters into application in 2025, the HTA Regulation will be intended to harmonize the clinical benefit assessment of HTA across the European Union. In light of the fact that the United Kingdom has left the EU, Regulation No 2021/2282 on HTA will not apply in the United Kingdom. However, the MHRA is working with UK HTA bodies and other national organizations, such as the Scottish Medicines Consortium, the National Institute for Health and Care Excellence, and the All-Wales Medicines Strategy Group, to introduce new pathways supporting innovative approaches to the safe, timely and efficient development of medicinal products.

C. Organizational Structure
The chart below presents our significant subsidiaries as of December 31, 2023. Each subsidiary shown is 100% owned by the relevant parent company unless otherwise noted.
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
We own the following facilities:
•a 3,178 square meter building located at 6 rue Alain Bombard in Saint-Herblain, France, used as laboratories and offices;
•two neighboring facilities in Livingston, Scotland, used primarily for vaccine production, storage, and offices. One of these facilities is fully operational with a size of 3,547 square meters. The second facility was added in August 2020 and has approximately 6,500 square meters. This expansion of the Almeida facility is discussed further in “Item 3.D—Risk Factors”; and
•a 10,725 square meter building located in Vienna, Austria, used as laboratories and offices. We acquired the building in October 2023 after the previous lease agreement expired on September 30, 2023.
We lease the following facilities:
•premises of approximately 766 total square meters across two office spaces located in the same building in Lyon, France, dedicated to sales and marketing activities. Valneva France SAS subleases around 152 square meters to Valneva SE for offices;
•a 10,739 square meter facility located in Solna, Sweden, including:
◦4,005 square meters used for industrial operation manufacturing, including production activities and housing laboratories and offices;
◦1,450 square meters used for the development and manufacture of Clinical Trial Material, in addition to laboratories and offices (now subleased to NorthX Biologics Matfors AB following the divestment in July 2023);
◦1,504 square meters supporting supply chain activities and customer service, including pick and pack activities, in addition to office space;
◦1,206 square meters of laboratories and offices supporting quality control; and
◦2,574 square meters of office space for commercial operations, quality assurance, administration, legal, information technology, and other support functions;
•a 4,000 square meter facility in Solna, Sweden, including:

◦630 square meters used for industrial operation manufacturing, including fill-finish activities and a GMP area;
◦3,370 square meters used for Clean Not Classified areas, media production, cool rooms, goods reception and offices for industrial operations and quality assurance;
•72 square meters of office space in Fleet, England, dedicated to sales and marketing activities;
•Approximately 5,600 square meters of combined office and warehouse space across four facilities in Livingston, Scotland, located near Valneva’s owned sites;
•136 square meters of office space in Kirkland, Quebec, dedicated primarily to sales and marketing activities; and
•470 square meters of offices in Bethesda, Maryland, dedicated to sales and marketing activities.
Currently, about 183.2 square meters of our facility in Saint Herblain are subleased to Vital Meat SAS, a Groupe Grimaud affiliate, and a total of 2,128 square meters of the larger facility in Solna are subleased to NorthX Biologics Matfors AB.
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
Our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022 and the three years ended December 31, 2023 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
For ease of presentation, numbers have been rounded and, where indicated, are presented in thousands of Euros. Calculations, however, are based on exact figures. Therefore, the sum of the numbers in a column of a table may not conform to the total figure displayed in the column.
Overview
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best-, or only-in-class vaccine solutions. We have a strong track record, having advanced multiple vaccines from early Research & Development (R&D) to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, IXCHIQ, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This pipeline includes the only Lyme disease vaccine candidate (VLA15) in advanced clinical development, which we are developing in partnership with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats.
Our clinical portfolio is composed of highly differentiated vaccine candidates that are designed to provide preventative solutions to diseases with high unmet need. VLA1553 is a vaccine candidate which was approved by the U.S. Food and Drug Administration (FDA) under the brand name IXCHIQ in November 2023. It is indicated in the U.S. for the prevention of disease caused by chikungunya virus (CHIKV) in individuals 18 years of age and older who are at increased risk of exposure to CHIKV. At the end of February 2024, the U.S. Advisory Committee on Immunization Practices (ACIP) provided recommendations on how to use IXCHIQ and these recommendations were then adopted by the U.S. Centers for Disease Control and Prevention (CDC). The vaccine is still undergoing several clinical trials with a view to support additional marketing approvals and potential label extensions. VLA15 is a Phase 3 vaccine candidate targeting Borrelia, the bacterium that causes Lyme disease, under development in collaboration with Pfizer, and it is the only vaccine candidate against Lyme disease currently undergoing late-stage clinical trials. VLA15 targets the six most prevalent serotypes, or variations, of Borrelia in the United States, where approximately 476,000 people are diagnosed with Lyme disease each year and in Europe, where at least a further 200,000 cases occur annually. VLA1601 is a Phase 1 vaccine candidate targeting the Zika virus (ZIKV), a mosquito-borne viral disease whose transmission has been reported in 89 countries and territories and persists in several countries in the Americas and other endemic regions. There are no preventive vaccines or effective treatments available. As such, Zika remains a public health threat and is included in the FDA’s Tropical Disease Priority Review Voucher Program. VLA1601 is being developed on the original manufacturing platform of our licensed Japanese encephalitis vaccine IXIARO, which was further optimized to develop our inactivated, adjuvanted COVID-19 vaccine VLA2001, the first COVID-19 vaccine to receive a standard marketing authorization in Europe.
We have already successfully licensed and commercialized a portfolio of traveler vaccines, which is composed of IXIARO (also marketed as JESPECT in Australia and New Zealand), indicated for the prevention of Japanese encephalitis in travelers and military personnel, and DUKORAL, indicated for the prevention of cholera and, in Canada, Switzerland, New Zealand, and Thailand, prevention of diarrhea caused by Enterotoxigenic Escherichia coli, or ETEC, the leading cause of travelers’ diarrhea. At the beginning of 2024, we launched our chikungunya vaccine IXCHIQ in the U.S. Additionally, we distribute vaccines for third parties in selected countries where we have a commercial infrastructure.
We have a highly developed, nimble and sophisticated manufacturing infrastructure with facilities across Europe to meet our clinical and commercial needs, including BioSafety Level 3 (BSL-3) manufacturing and R&D facilities. We have assembled a team of experts with deep scientific, clinical and business expertise in biotechnology and specifically in vaccine development, manufacturing and commercialization. Our senior leadership team has extensive experience and demonstrated ability to move vaccines through the clinic and into successful commercialization. Members of our team have previously worked at industry leaders such as Novartis, Chiron, GlaxoSmithKline and Daiichi Sankyo.
Since our inception as Vivalis in 1998, our operations have focused on organizing and staffing our company, business planning, raising capital, establishing and maintaining our intellectual property portfolio, establishing our commercial infrastructure, growing our commercial portfolio, establishing and advancing our manufacturing capabilities and conducting pre-clinical studies and clinical trials. As of December 31, 2023, we had €126.1 million in cash and cash equivalents. This does not include the gross proceeds of $103 million for the sale of our Priority Review Voucher (PRV)

which we received in February 2024. Our operating losses were €82.1 million, €113.4 million and €61.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our net losses were €101.4 million, €143.3 million and €73.4 million for the years ended December 31, 2023, 2022 and 2021, respectively. We expect to continue to incur significant operating expenses and net losses for the foreseeable future.
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
Revenues
We principally derive our revenues from the sale of our commercialized travel vaccines in their respective markets, as well as from sales of third-party products. In the years covered by this Annual Report, revenues from our products derived from the sale of IXIARO, DUKORAL, and VLA2001. We also derive revenues from partnerships related to our vaccine candidates, as well as from collaborations, services, and licensing agreements and by offering our technologies and services to third parties. On January 1, 2023, we changed from reporting revenues under four segments to reporting under a single operating segment. See Note 5.4 of the Notes to the Financial Statements for additional information.
Product Sales of IXIARO, DUKORAL, VLA2001, and Third-party Products
Product sales of IXIARO and DUKORAL represented in aggregate 71.4%, 51.1%, and 75.5% of our revenues for the years ended December 31, 2023, 2022, and 2021, respectively. Our primary markets for these products are the United States and Germany for IXIARO and Canada for DUKORAL.
Product sales of VLA2001 represented 3.9% of our revenues for the year ended December 31, 2023, during which we sold VLA2001 to the Kingdom of Bahrain. In 2022, VLA2001 sales amounted to 25.8% of our product sales, mostly to the Kingdom of Bahrain and certain European Union member states. There were no VLA2001 sales for the year ended December 31, 2021.
In addition, we generate revenues by leveraging our existing sales and marketing infrastructure to sell third-party products. Revenues from sales of third-party products represented 24.7%, 23.1%, and 24.4% of our revenues for the years ended December 31, 2023, 2022, and 2021, respectively.
Sales trends in travel vaccines are primarily driven by travel volume to endemic regions, national travel advisories, awareness about illness, and the perception of risk by health practitioners and tourists. Although the COVID-19 pandemic and the impact on travel caused a material reduction in our revenues during 2020 and 2021, the recovery of the travel market allowed for increased sales in 2022 and 2023.
While COVID-19 has impacted sales of our travel vaccines to the general public, sales of IXIARO to the U.S. Government’s Department of Defense, or DLA, which purchases the Japanese encephalitis vaccine for military personnel being deployed to endemic regions, have remained significant over the periods presented herein. Sales of IXIARO to the DLA derived from one contract signed in September 2020 and another signed in September 2023. The terms of the 2020 agreement contemplated an initial base year followed by two option years, each with a range of minimum and maximum potential dose orders. In September 2021, we announced that DLA had exercised the first year option of this agreement. Due to the ongoing impact of the COVID-19 pandemic on DLA’s operations, the option terms were amended such that the minimum number of doses for the first option year was 200,000 with an approximate value of $28.8 million. We also agreed to provide additional inventory to the DLA after September 2023 to mitigate the potential impact of unused stock that may expire. This replacement inventory will be provided free of charge and resulted in a contract liability of $5.2 million (€4.7 million) recognized as at December 31, 2023 (December 31, 2022; $5.2 million; December 31, 2021: $5.4 million). In August 2022, we announced that DLA had decided not to exercise the second option year of the initial contract, as DLA considered its existing IXIARO supply sufficient to meet current needs. The new agreement signed in September 2023 is for one year and has a minimum value of approximately $32.3 million for approximately 200,000 doses.
For the years ended December 31, 2023, 2022, and 2021, 25.5%, 30.3%, and 84.3%, respectively, of our total product sales of IXIARO were from sales to the DLA.
Other revenues
Revenues from Collaboration
We derive revenues from collaboration and partnership agreements. Our primary source of collaboration revenues is through our research collaboration and license agreement, or the Collaboration and License Agreement, with Pfizer Inc., entered into in April 2020, to co-develop and commercialize our Lyme disease vaccine candidate, VLA15. As partial consideration for the license grant under the agreement, in June 2020 Pfizer paid us a one-time upfront payment of $130 million, and we received subsequent milestone payments of $10 million in 2021 and $25 million in 2022. Valneva and Pfizer amended the terms of the agreement in June 2022 and November 2022. Under the terms of the agreement, as amended, we will fund 40% of the remaining shared development costs from May 1, 2022 onward (compared to 30% in the initial agreement), and Pfizer will pay us tiered royalties ranging from 14% to 22%. Pfizer is obligated to pay us up to

$178 million (of which we have received $35 million as of December 31, 2023) in development milestones and tiered royalties on net sales of licensed products, subject to specified offsets and reductions, and we are eligible for up to $100 million on the achievement of cumulative sales targets. The early commercialization milestones and royalties are not included in the transaction price as of December 31, 2023. In the year ended December 31, 2023, we did not receive any milestone payments.
As of December 31, 2023 and 2022, we recognized €33.1 million and €135.5 million, respectively, as discounted refund liabilities relating to the Collaboration and License Agreement. The amounts not recognized in revenue are disclosed as refund liabilities as well as trade receivables and were €10.7 million for the year ended December 31, 2023 and €4.6 million for the year ended December 31, 2022. In the year ended December 31, 2022, we recognized negative revenue of €45.9 million, while no revenues were booked during the year ended December 31, 2023. As of December 31, 2023 and 2022, €3.7 million in contract costs were included in other assets. In 2023, no contract liabilities were disclosed while in 2022 €4.2 million were included.
Revenues from Technologies and Services
We also derive revenues from our technologies and services. Revenues from our technologies consists of revenues from our EB66 cell line, which is derived from duck embryonic stem cells and provides an alternative to the use of chicken eggs for large scale manufacturing of human and veterinary vaccines, and our IC31 vaccine adjuvant, which is a synthetic adjuvant targeting antigens to improve immune response and has been licensed to several pharmaceutical companies. Services revenues consist of research and development services we provide to third parties, including process and assay development and production and testing of clinical trial material.
UK Supply Agreement Termination
In September 2020, we entered into a supply agreement, or the UK Supply Agreement, with the Secretary of State for Business, Energy and Industrial Strategy of the United Kingdom, or the UK Authority, pursuant to which we were to develop, manufacture, and supply a COVID-19 vaccine to the UK Authority in the United Kingdom of Great Britain and Northern Ireland, or the UK. As part of the UK Supply Agreement, it was agreed that a significant amount of the government advance funding to be provided by the UK Authority would be used to upgrade our manufacturing facilities in Scotland.
We received notice of the UK Authority’s intent to terminate the UK Supply Agreement in September 2021, and the termination became effective on October 10, 2021. The UK Supply Agreement provides that, in the case of termination for convenience by the UK Authority, we shall not be obliged to refund or repay any amount paid by the UK Authority.
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
The UK Supply Agreement (including the settlement agreement) was assessed in the context of the preparation of the financial statements as at and for the year ended December 31, 2022. For payments received, where judgement was necessary and we assessed the likelihood of repayment to be remote, we recognized as other revenue in the year ended December 31, 2022 an amount of €169.2 million, which related to uncertain restrictions and repayment obligations. The revenue recognition of €169.2 million led to a de-recognition of the corresponding refund liabilities in 2022 to nil for the year ended December 31, 2022. There was no impact on the financial position of the Group for the year ended December 31, 2023.
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
In May 2022, Valneva received a notice from the EC of its intent to terminate the APA on the basis of a right to terminate the APA if VLA2001 had not received a marketing authorization from the EMA by April 30, 2022. Based on the terms of the APA, Valneva had 30 days from May 13, 2022, to obtain a marketing authorization, which Valneva did not obtain within this period. Valneva did, however, obtain a marketing authorization in June 2022. Following the receipt of the EC’s notice to terminate the APA, both parties entered into negotiations for a remediation plan. In July 2022, the EC and the Company signed an amendment to the APA. Under this amendment the order quantity was reduced to 1.25 million doses of VLA2001 in 2022, with the option to purchase an equivalent quantity later in 2022. In 2022, 1.25 million doses were delivered. Under the terms of the APA, the pre-payments received in connection with the original order volume are not required to be reimbursed. Of the total amount of pre-payments, Valneva recognized €110.8 million as other revenue in 2022. Product sales were €6.0 million in the year ended December 31, 2022.
In light of reduced order volume from EU Member States, we suspended manufacturing of VLA2001 in July 2022. Our remaining VLA2001 inventories were fully written-down as of December 31, 2022, as explained further in the Notes to our financial statements.
There was no impact on the financial position of the Group for the year ended December 31, 2023.
Key Cost Drivers
Research and Development
We generate a significant amount of research and development expenses due to the nature of our business. Research and development expenses were €59.9 million, €104.9 million, and €173.3 million for the years ended December 31, 2023, 2022, and 2021, respectively. Research and development expenses generally track development of our underlying product candidate portfolio. Investment in research and development is required to support advancing programs through increasingly expensive stages of clinical development.
We have seen decreased research and development costs in 2022 and 2023 mainly due to the phasing of clinical trial expenses and accelerated wind-down of VLA2001-related activities in 2022. Our research and development costs in 2023 mainly comprised expenses relating to the Phase 3 clinical trial for our chikungunya vaccine candidate (VLA1553) progressing to BLA submission and ultimately obtaining FDA licensure in November 2023, the Lyme program (partnered with Pfizer), the development of our Zika vaccine candidate and work on pre-clinical projects. We expect R&D expenses to increase in the medium/long term as we advance other candidates in our pipeline.
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
Marketing and distribution expenses were €48.8 million for the year ended December 31, 2023, compared to €23.5 million in 2022 and €23.6 million in 2021. In 2023, advertising and promotional spend increased in line with a significant resumption of international travel and as a result of launch preparation spend following the FDA licensure of IXCHIQ in November 2023. We expect that marketing and distribution expenses will continue to increase, though at much lower rates, driven by incremental spend in creating awareness for IXCHIQ and by further building our commercial infrastructure.
Cost of Goods and Services
Historically, manufacturing costs have experienced limited cost increases. Manufacturing costs comprise site infrastructure, employees to operate the manufacturing, and the bill of materials. Incremental cost increase is driven by the variable cost in the bill of materials. We are manufacturing our chikungunya vaccine at our facilities in Livingston, Scotland. We need limited additional infrastructure and employees for this program, and we incur relatively low raw materials costs.
The bulk drug substance for our COVID-19 vaccine was manufactured at our facility in Livingston and by IDT Biologika in Germany, and fill-finishing activities took place at our facilities in Solna, Sweden. As part of our broader COVID-19 response, we invested in both our Livingston and Solna manufacturing facilities, including through an expansion of the Livingston facility financed by the UK Supply Agreement. We stopped manufacturing of the COVID-19 vaccine in 2022.
Cost of goods and services were €100.9 million in the year ended December 31, 2023 (2022: €324.4 million, 2021: €187.9 million), of which €5.5 million (2022: €159.4 million, 2021: €121.4 million) related to VLA2001. The considerably higher amounts in 2022 and 2021 stem from costs of goods of the VLA2001 doses sold, write-downs for materials which cannot be used, failed batches, and batches at risk of failure as well as product which is not expected to be sold. €66.6 million of costs of goods and services in 2022 related to onerous agreements provision and settlement costs of which €5.3 million have been released in 2023.
General and Administrative Expenses
General and administrative expenses have increased in the year ended December 31, 2023 compared to the year ended in December 31, 2022, as we have become a more complex organization, requiring additional corporate support. Corporate support increased as a result of our Nasdaq listing. In 2022, employee-related expenses profited from a favorable effect of our share price development on the employee share-based compensation programs.
Grants
We seek grants from governmental agencies and non-governmental organizations to partially offset our increasing research and development costs. Grant income also includes research and development tax credits. Grants, which are recorded in other income, increased to €18.1 million for the year ended December 31, 2023 from €15.5 million for the year ended December 31, 2022, mainly due to the recognition of an €11.1 million grant income received from Scottish Enterprise, Scotland’s national economic development agency, for developing non-COVID-19 vaccines (the chikungunya vaccine and IXIARO). In 2023, the amount of research and development tax credit executed in Austria was €5.7 million. In 2022 and

2021, the amounts recognized were €13.9 million and €20.2 million, respectively, mainly related to the then COVID-19 and chikungunya vaccine candidates.
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
In February 2022, we received two grants worth up to £20 million (approximately €23.9 million) from Scottish Enterprise to support research and development relating to the manufacturing processes of the COVID-19 vaccine and other vaccine candidates. Following the termination of the COVID-19 vaccine program, in May 2023 the grant relating to this program was amended, reducing the available funding by £0.7 million and adjusting how the funds will be used. The funds under these grants will be received over three years, beginning in March 2022. If we fail to comply with the terms of the grants, Scottish Enterprise may stop payments under the grants and require repayment of the funds provided to date.
International Operations and Foreign Currency Exchange Risks
We operate on a global basis with facilities, sales, and activities throughout the world and our global operations subject our financial results to fluctuations in foreign currency exchange rates. Because a substantial part of sales are generated in the United States for IXIARO, with production costs in the British Pound, or GBP, and in Canada for DUKORAL, with production costs in Swedish Krona, or SEK, and proceeds in USD from the capital raises in May 2021, October 2021, June 2022, and October 2022, we are exposed to foreign exchange risks, principally with respect to the U.S. Dollar, or USD, GBP, SEK and the Canadian dollar, or CAD. Our results of operations continue to be impacted by exchange rate fluctuations.
Impact of COVID-19
The COVID-19 pandemic had a number of significant impacts on our business since March 2020. Notably, we initiated development of a COVID-19 vaccine, VLA2001, and sold VLA2001 to certain European countries and Bahrain. Other than recording sales related to shipment of VLA2001 doses to Bahrain and residual costs for VLA2001 clinical studies, the COVID-19 pandemic had no further impact on the income statement for the year ended December 31, 2023.
Our primary commercial products, IXIARO and DUKORAL, are aimed at diseases that primarily threaten travelers to particular regions (e.g. Asia). Sales of these vaccines remained lower in 2021 compared to pre-pandemic levels, adversely impacting our financial results. For the year ended December 31, 2021, €5.4 million of the write-down we included in our income statement was due to lower sales expectations and limited shelf life of finished goods. A significant resumption of international travel occurred in the years ended December 31, 2022 and 2023, resulting in higher sales of our travel vaccines and a release of €1.5 million of this write-down provision. Furthermore, as a result of a COVID-related manufacturing halt for IXIARO and DUKORAL in the third quarter of 2020, idle capacity costs were not capitalized. The manufacturing for IXIARO and DUKORAL re-started during 2022.
Financial Operations Overview
Revenue
Our product revenue is primarily derived from the sale of our commercialized products IXIARO and DUKORAL in their approved markets and sales of third-party products pursuant to distribution partnerships. We distribute products both directly and through the use of third-party distributors. We primarily sell IXIARO in the United States (private market as well as to the U.S. Department of Defense for military personnel being deployed to endemic areas), Canada, Germany, the Nordics (being Denmark, Finland, Norway and Sweden together), France, and Benelux. We primarily sell DUKORAL in Canada and the Nordics. We derived product revenues from the sale of our COVID-19 vaccine to certain European countries in 2022 and to the Kingdom of Bahrain in 2022 and 2023.
Our other revenue (from collaboration, licensing, and services) consists of milestone payments, upfront licensing payments, and reimbursement of services. Certain of these payments are initially recorded on our statement of financial position and subsequently recognized as revenue in accordance with our accounting policy as described further under “Critical Accounting Estimates and Judgments” and Note 5.2 to our consolidated financial statements as of and for the years ended December 31, 2023 and 2022 included elsewhere in this Annual Report. We generate revenues from licensing and service agreements for our product candidates and proprietary technologies. We contract with third parties to provide a variety of services such as manufacturing services, leases arrangements, research licenses, commercial licenses and research and development services. The terms of such licenses include license fees payable as initial fees, annual license maintenance fees and fees to be paid upon achievement of milestones, as well as license option fees and fees for the performance of research services. In addition, our licensing arrangements generally provide for royalties payable on the licensee’s future sales of products developed within the scope of the license agreement.
In the years ended December 31, 2022 and 2021, our other revenues included certain amounts from the agreements relating to our COVID-19 vaccine: a) the UK Supply Agreement executed in September 2020 and b) the EC APA executed in October 2021.
For more detailed information, see Note 5.5 to the financial statements included elsewhere in this Annual Report.

Operating Expenses
Cost of Goods and Services
Cost of goods and services consist primarily of personnel costs, costs for materials, royalties, and costs for third-party services, as well as building and energy costs, depreciation and amortization, impairment charges of tangible assets, and other direct and allocated costs incurred in connection with the production of our products. Costs of goods and services also include costs of product sales from inventory produced in the prior year, idle production costs, and costs related to expired and faulty products which have been written off. Cost of goods and services also include costs relating to our revenue-generating collaboration, services, and licensing agreements.
Research and Development Expenses
The nature of our business and the primary focus of our activities generate a significant amount of research and development expenses. Research and development expenses include the costs associated with research and development conducted by us or for us by outside contractors, research partners, or clinical study partners, and expenses associated with research and development carried out by us in connection with strategic collaboration and licensing agreements. Our research and development expenses are primarily incurred as a result of the following activities:
•discovery efforts leading to product candidates,
•development efforts for our clinical programs, and
•development of our manufacturing technology and infrastructure.
The costs of the above activities driving research and development expenses comprise the following categories:
•expenses related to our research and development personnel, including salaries, social security expense, share-based compensation expense, and other related expenses,
•expenses incurred under agreements with third parties, such as consultants, investigative sites, contract research organizations, or CROs, that conduct our pre-clinical studies and clinical trials, and in-licensing arrangements,
•costs of acquiring, developing, and manufacturing materials for pre-clinical studies and clinical trials, including both internal manufacturing and third-party contract manufacturing organizations, or CMOs,
•expenses incurred for the procurement of materials, laboratory supplies, and non-capital equipment used in the research and development process, and
•facilities, depreciation and amortization, and other direct and allocated expenses incurred as a result of research and development activities.
The substantial majority of our direct expenses incurred for the years ended December 31, 2023, 2022, and 2021, including for CROs, other contracted research and development activities, and raw materials, related to our chikungunya vaccine candidate, COVID-19 vaccine (in 2022 and 2021), and our Lyme disease vaccine candidate. We also incur indirect research and development expenses primarily related to facilities, energy, and office costs as well as the cost of research and development personnel.
Research and development expenses are generally recognized in the period in which they are incurred. However, research and development expenses of €7.0 million related to VLA2001 for which no future benefit is expected were provisioned as of December 31, 2022 and fully released, against the incoming invoices received, in the period ended December 31, 2023. Research and development expenses incurred in connection with product candidates are capitalized and recorded as intangible assets when the following criteria are met: the technical feasibility of completing the asset has been achieved so that it will be available for use or sale; the intention to complete the asset and use or sell it; the ability to use or sell the asset; the asset will generate probable future economic benefits and demonstrate the existence of a market or the usefulness of the asset if it is to be used internally; the availability of adequate technical, financial, and other resources to complete the development and to use or sell it; and the ability to reliably measure the expenditure attributable to the intangible asset. In the years ended December 31, 2023, 2022, and 2021, no research and development expenses were recorded as intangible assets. As of December 31, 2023 and 2022, we had previously capitalized research and development costs recorded as intangible assets in an aggregate amount of €1.2 million and €1.4 million, respectively.
Research and development activities are a key component of our business model. The successful development and commercialization of a product candidate involves significant costs, which may vary from year to year depending upon factors such as the progress of clinical trials and other research and development activities, the timing of regulatory approvals, the duration of the regulatory approvals process and the possibility of, and potential expenses related to, filing, prosecuting, defending, or enforcing any patent claims or other intellectual property or proprietary rights. The most expensive stages in the regulatory approval process in the United States and the European Union are late-stage clinical trials, which are the longest and largest trials conducted during the approval process. The significant cost factors in our clinical trials include manufacturing compounds for product candidates, organizing clinical trials, including participant enrollment, production and testing of product candidates involved in clinical trials, and laboratory testing and analysis of clinical parameters. By contrast, pre-clinical research and development expenses primarily depend on the number of scientific staff employed. We expect that our research and development expenses will continue to increase in the foreseeable future as we initiate and progress clinical trials for our vaccine candidates.

Marketing and Distribution Expenses
Marketing and distribution expenses consist primarily of expenses relating to marketing and distribution personnel, including salaries, social security contributions, share-based compensation expense, and other employee-related expenses, advertising, media, and public relations expenses, warehousing and distribution costs, costs related to third-party services and other direct and allocated expenses incurred in connection with our own commercial sales infrastructure, business development, and other marketing and distribution activities. We have incurred incremental costs for preparation of market access and launch activities of IXCHIQ following licensure of the vaccine in the U.S. in November 2023.
General and Administrative Expenses
General and administrative expenses consist primarily of non-research and development personnel-related costs, including salaries, social security contributions, share-based compensation expense, and other employee-related expenses for general management, finance, legal, human resources, investor relations, internal audit, and other administrative and operational functions, fees for professional services, such as consulting, legal, and financial services, information technology, and facility-related costs. These costs relate to the operation of our business and are unrelated to our research and development function or any individual product candidate program.
We anticipate that our general and administrative expenses in the near term will remain comparable to the costs incurred in the year ended December 31, 2023. We also anticipate continued material expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with U.S. exchange listing and Securities and Exchange Commission, or SEC, requirements, director and officer insurance premiums, and investor relations costs. In particular, we will continue to incur additional accounting expenses to comply with the Sarbanes-Oxley Act of 2002 in the United States that require us to test the effectiveness of our internal controls over financial reporting. We also anticipate increased expenses associated with new sustainability reporting requirements applicable to us as a publicly listed company in both France and the United States.
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
In 2019, we entered into a funding agreement with CEPI. Under this funding agreement, we are eligible to receive up to $23.4 million (paid in a series of six-month tranches) for vaccine manufacturing and late-stage clinical development of a single-dose, live attenuated vaccine against chikungunya (VLA1553). In 2022, the amount of funding we are eligible to receive under the agreement was increased to $24.6 million. We will be obligated to repay up to $7.0 million to CEPI if and when certain commercial and related milestones are reached. See “Item 10.C—Material Contracts” for more details on the terms of this grant. The difference between the proceeds from CEPI and the carrying amount of the loan is treated under IAS 20 and presented as “Borrowings”. The amount from the CEPI grant which benefits Instituto Butantan is recognized as revenue. In the year ended December 31, 2023, €0.2 million of grant income (2022: €0.2 million) and €5.0 million of other revenue (2022: €3.9 million) related to CEPI were recognized.
In February 2022, we received two grants worth up to £20.0 million (approximately €23.9 million) from Scottish Enterprise to support research and development relating to the manufacturing processes of the COVID-19 vaccine and other vaccine candidates. Following the termination of the COVID-19 vaccine program, in May 2023 the grant relating to this program was amended, reducing the available funding by £0.7 million and adjusting how the funds will be used. The funds under these grants will be received over three years, beginning in March 2022. If we fail to comply with the terms of the grants, Scottish Enterprise may stop payments under the grants and require repayment of the funds provided to date. In the year ended December 31, 2023, €11.1 million (£9.6 million) of grant funds from Scottish Enterprise were recognized.
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
Adjusted EBITDA
To provide investors with additional information regarding our financial results, we have provided within this Annual Report Adjusted EBITDA, a non-IFRS financial measure, which is defined as earnings (loss) from the period before income taxes, finance income/expense, foreign currency gain/(loss) – net, result from investments in associates, amortization, depreciation, and impairment. Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management uses Adjusted EBITDA as a supplemental measure for assessing operating performance in conjunction with related GAAP amounts. It also uses Adjusted EBITDA in connection with matters such as strategic planning, annual budgeting, operating decision making, evaluating company performance, and comparing operating results with historical periods and with industry peer companies.
Management uses and presents IFRS results as well as the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand our current performance, performance trends, and financial condition.
We have provided reconciliations in “Item 5A—Operating Results—Results of Operations” to operating loss, which is the most directly comparable IFRS measure, for the years ended December 31, 2023, 2022, and 2021. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:
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

Item 5A. Operating Results
Results of Operations
Overview
Results of Operations—Consolidated
Our results of operations for the years ended December 31, 2023, 2022, and 2021 are summarized in the table below.

	Year ended December 31,
in € thousand	2023	2022	2021
Product sales	144,624	114,797	62,984
Other revenues	9,088	246,506	285,101
REVENUES	153,713	361,303	348,086
Cost of goods and services	(100,875)	(324,441)	(187,920)
Research and development expenses	(59,894)	(104,922)	(173,283)
Marketing and distribution expenses	(48,752)	(23,509)	(23,643)
General and administrative expenses	(47,799)	(34,073)	(47,606)
Other income and expense, net	21,520	12,199	22,976
OPERATING PROFIT/(LOSS)	(82,087)	(113,443)	(61,390)
Finance income	1,210	260	249
Finance expenses	(23,325)	(19,054)	(16,964)
Foreign exchange gain/(loss), net	5,574	(12,587)	8,130
Result from investments in associates	—	9	(5)
PROFIT/(LOSS) BEFORE INCOME TAX	(98,629)	(144,815)	(69,979)
Income tax income/(expense)	(2,800)	1,536	(3,446)
PROFIT/(LOSS) FOR THE PERIOD	(101,429)	(143,279)	(73,425)

 Results of Operations—By Segment
Our Management Board (since December 20, 2023, our Executive Committee) as our chief operating decision maker (“CDM”), considers our operating business in its entirety to allocate resources and assess performance. The CDM evaluates all vaccine candidates and vaccine products together as a single operating segment, “development and commercialization of prophylactic vaccines”. Therefore, the split used to allocate resources and assess performance is based on a functional view, thus correlating to the income statement format.
As a consequence, we have changed our internal reporting process as at January 1, 2023 to present a single operating segment instead of the previously disclosed product-based segments.

Comparisons for the Years Ended December 31, 2023 and 2022
Revenue
Consolidated Revenue

	Year ended December 31,
in € thousand	2023	2022
Product sales	144,624	114,797
Other revenues from contracts with customers	8,075	245,709
Other non-IFRS 15 revenue	1,014	797
REVENUES	153,713	361,303
Revenue decreased by €207.6 million, or 57%, to €153.7 million for the year ended December 31, 2023 compared to €361.3 million for the year ended December 31, 2022. The decrease is mainly related to one-off revenues recorded in the prior year linked to our COVID-19 program which has been suspended.

Our total product sales reached €144.6 million for the year ended December 31, 2023, compared to €114.8 million in the same period of 2022. This 26% increase was driven by the continued recovery of travel vaccine sales. Currency fluctuations of €2.8 million adversely impacted product sales.
Product sales

	Year ended December 31,
in € thousand	2023	2022
IXIARO	73,483	41,349
DUKORAL	29,775	17,334
Third party products	35,675	26,545
COVID VLA2001	5,691	29,568
PRODUCT SALES	144,624	114,797
IXIARO/JESPECT product sales were €73.5 million in the year ended December 31, 2023 compared to €41.3 million in 2022. The 78% increase in sales is primarily the result of the continued travel market recovery, as well as price increases. The increase in IXIARO/JESPECT product sales included an adverse €1.5 million foreign currency impact.
DUKORAL sales were €29.8 million in the year ended December 31, 2023 compared to €17.3 million in the same period of 2022. This 72% increase is also a result of the significant recovery in the private travel markets and price increases. Foreign currency fluctuations reduced DUKORAL sales by €0.9 million.
Third party product sales were €35.7 million in the year ended December 31, 2023 compared to €26.5 million in the comparison period of 2022, a 34% increase which was mainly driven by sales of Rabipur/RabAvert and Encepur under the distribution agreement with Bavarian Nordic.
COVID-19 vaccine sales in 2023 amounted to €5.7 million compared to €29.6 million in 2022, which was a result of our decision to suspend the program.
Product Sales—By Geography
We also monitor product sales generated in the countries and regions where we operate. The following table presents product sales by geography and is based on the final location where our distribution partner sells the product or where the customer or partner is located.

	Year ended December 31,
in € thousand	2023	2022
United States	32,606	21,992
Canada	28,193	18,904
United Kingdom	20,216	10,901
Austria	13,915	13,749
Germany	13,238	20,341
Nordics	12,426	8,560
France	5,303	2,625
Other Europe	8,168	6,245
Rest of World	10,560	11,480
PRODUCT SALES	144,624	114,797
Total product sales in the United States increased by €10.6 million, or 48%, to €32.6 million in the year ended December 31, 2023, compared to €22.0 million in the year ended December 31, 2022. They increased primarily as a result of higher sales to the DLA and higher demand in private markets.
Product sales in Canada increased by €9.3 million, or 49%, from €18.9 million in the year ended 2022, to €28.2 million in 2023 as a result of the significant recovery in the private travel markets.
Sales in the United Kingdom increased by €9.3 million, or 85%, to €20.2 million in the year ended December 31, 2023 due to continued resumption of travel positively impacting sales of our travel vaccines and of product distributed for third parties.

Other revenues from contracts with customers
The following table presents our other revenues (from collaboration, licensing, and services) for the years ended December 31, 2023 and 2022.

	Year ended December 31,
in € thousand	2023	2022
IXCHIQ	2,733	5,565
COVID VLA2001	1,973	280,010
Lyme VLA15	—	(45,869)
Services related to clinical trial material	275	3,205
Others	3,093	2,798
OTHER REVENUES FROM CONTRACTS WITH CUSTOMERS	8,075	245,709
In the year ended December 31, 2023, total other revenues were €8.1 million, a decrease of €237.6 million compared to €245.7 million in the year ended December 31, 2022. The amount in the year ended December 31, 2022 included recognition of COVID-related revenues stemming from previous COVID-19 vaccine supply agreements with the UK Authority and the EC.
In the year ended December 31, 2022, €45.9 million of negative revenue were recorded for the Lyme disease vaccine candidate, primarily resulting from a reversal of revenue from amendments of the Collaboration and License Agreement with Pfizer.
Operating Income and Expenses
Cost of Goods and Services
Cost of goods and services (COGS) decreased by €223.6 million, or 69%, to €100.9 million for the year ended December 31, 2023. The significant reduction in cost of goods was primarily due to impairment and scrap of short-dated or expired product in 2022 related to the wind down of COVID-19 manufacturing.
The gross margin on commercial product sales amounted to 46.0% in the year ended December 31, 2023 compared to 45.5% in the year ended December 31, 2022. COGS of €35.1 million related to IXIARO product sales, yielding a product gross margin of 52.3%. The IXIARO gross margin was impacted by batch write-offs in the Scottish manufacturing site. COGS of €17.1 million related to DUKORAL product sales, yielding a product gross margin of 42.4%. Of the remaining COGS in 2023, €22.8 million related to the third-party products distribution business, €5.3 million to VLA2001 and €10.2 million to cost of services. In 2022, overall COGS were €324.4 million, of which €314.7 million related to cost of goods and €9.7 million related to cost of services. In 2022, COGS of the COVID-19 vaccine program amounted to €267.1 million and included effects from the significant reduction of sales volumes to the European Union Member States which resulted in impairment of fixed assets and inventories.
Research and Development Expenses
Research and development expenses decreased by €45.0 million, or 43%, to €59.9 million for the year ended December 31, 2023 from €104.9 million in the year ended December 31, 2022. Research and development expenses were 23% of our total operating expenses for the year ended December 31, 2023. This decrease was exclusively driven by the lower spend on our COVID-19 vaccine, VLA2001 due to discontinuation of the program while we intensified our work on IXCHIQ leading in sum to 25% increased expenses of €32.0 million for IXCHIQ as of December 31, 2023. Further, costs related to the Zika vaccine candidate increased as we have been working towards re-initiation of clinical development.
For the year ended December 31, 2023, research and development expenses consisted primarily of i) €20.2 million of employee-related expenses, consisting of wages, salaries, social security and pension costs, and share-based compensation paid to employees in research and development functions, ii) €30.1 million external research and development services, including costs for clinical studies and external manufacturing, and iii) €3.5 million of material consumption.
For the year ended December 31, 2022, research and development expenses consisted primarily of i) €12.5 million of employee-related expenses, consisting of wages, salaries, social security and pension costs, and share-based compensation paid to employees in research and development functions, ii) €59.1 million of external research and development services, including costs for clinical studies and external manufacturing, and iii) €7.8 million of material consumption. In 2022, employee-related expenses profited from a favorable effect of our share price development on the employee share-based compensation programs.

We track our research and development expenses by product or development program. The following table sets forth our research and development expenses by product or development program for the periods indicated:

	Year ended December 31
(In € thousand)	2023	2022
IXCHIQ	31,953	25,558
Zika vaccine candidate (VLA1601)	12,828	2,143
COVID-19 Vaccine (VLA2001)	5,796	72,762
IXIARO	1,175	504
DUKORAL	875	563
Human metapneumovirus vaccine candidate (VLA1554)	739	1,562
Lyme borreliosis vaccine candidate (VLA15)	277	1,016
Other research projects (*)	6,250	815
TOTAL RESEARCH AND DEVELOPMENT EXPENSES	59,894	104,922
* In 2023 and 2022, other research projects included €1.4 million of expenses and €1.3 million of income respectively, related to IFRS 2 (share-based and cash-based compensation) programs, which have not been allocated to the projects.
VLA1553. Our research and development expenses related to our chikungunya vaccine IXCHIQ increased by €6.4 million, or 25.0%, to €32.0 million in the year ended December 31, 2023 from €25.6 million in the year ended December 31, 2022. This increase relates to the progress of the chikungunya vaccine towards BLA submission and ultimately U.S. licensure in November 2023.
VLA1601. Our research and development expenses related to our Zika vaccine candidate program increased in the year ended December 31, 2023 by €10.7 million, or 498.6%, to €12.8 million from €2.1 million in the year ended December 31, 2022. The increase was caused by our re-initiation of clinical development of the program in 2023.
VLA2001. Our research and development expenses related to our COVID-19 vaccine program decreased by €67.0 million, or 92.0%, to €5.8 million in the year ended December 31, 2023 from €72.8 million in the year ended December 31, 2022. This decrease was primarily driven by reduced clinical study costs due to the progress of the program as well as wind-down activities.
VLA15. Our research and development expenses related to our Lyme disease vaccine candidate program decreased by €0.7 million, or 72.8%, to €0.3 million in the year ended December 31, 2023 from €1.0 million in the year ended December 31, 2022. This decrease was primarily driven by the completion of our Phase 2 clinical studies. In 2023, Lyme disease clinical studies for Phase 2 and Phase 3 of €8.2 million were included in COGS, as these studies were related to the Pfizer partnership.
Our research and development expenses for our commercial products and the rest of our development pipeline increased by €5.6 million, or 162.5%, to €9.0 million in the year ended December 31, 2023 from €3.4 million in the year ended December 31, 2022. This increase was primarily related to increased expenses related to our pre-clinical stage programs as well as IFRS 2.
Marketing and Distribution Expenses
Marketing and distribution expenses for the year ended December 31, 2023 amounted to €48.8 million compared to €23.5 million in 2022, which mainly related to €20.7 million of expenses for the launch preparations for the chikungunya vaccine candidate, VLA1553, compared to €7.3 million in the year ended December 31, 2022. The employee-related expenses were positively affected in 2022 by the release of the employer contribution provision and therefore an income to the social security contributions. Marketing and distribution expenses comprised 19% of our total operating expenses for the year ended December 31, 2023, compared to 5% of our total operating expenses for the year ended December 31, 2022.
For the year ended December 31, 2023, marketing and distribution expenses consisted primarily of €13.1 million of employee-related expenses, including salaries, social security contributions, share-based compensation income/expense, and other employee-related expenses, €13.4 million of advertising expenses, including media and public relations expenses, €3.9 million of warehousing and distribution costs, and €11.2 million of expenses related to third-party services.
For the year ended December 31, 2022, marketing and distribution expenses consisted primarily of €3.4 million of employee-related expenses, including salaries, social security contributions, share-based compensation expense and other employee-related expenses, €7.3 million of advertising expenses, including media and public relations expenses, €1.9 million of warehousing and distribution costs, and €5.4 million of costs related to third-party services. The employee-related expenses were positively affected in 2022 by the release of the employer contribution provision and therefore an income to the social security contributions.
General and Administrative Expenses
General and administrative expenses increased by €13.7 million, or 40%, to €47.8 million for the year ended December 31, 2023 from €34.1 million for the year ended December 31, 2022. General and administrative expenses comprised 19% of our total operating expenses for the year ended December 31, 2023 compared to 7% of our total operating expenses for the year ended December 31, 2022. This increase was primarily driven by a positive effect in 2022 from the release of an employer contribution provision on share-based compensation plans due to the decrease of the share price.
For the year ended December 31, 2023, general and administrative expenses consisted primarily of €21.1 million of employee-related expenses (salaries, social security contributions, share-based compensation expense and other employee-related expenses paid to employees), as well as of €21.8 million in costs and fees for professional services, such as consulting, legal and financial services. For the year ended December 31, 2022, general and administrative expenses consisted primarily of €11.6 million of non-research and development employee-related expenses, consisting of salaries, social security contributions, share-based compensation expense, and other employee-related expenses paid to employees in general and administrative functions, as well as of €18.5 million in costs and fees for professional services, such as consulting, legal, and financial services. The employee-related expenses were positively affected in 2022 by the release of the employer contribution provision and therefore an income to the social security contributions.
Expenses by Nature
The table below summarizes our cost of goods and services, research and development expenses, marketing and distribution expenses, and general and administrative expenses by nature of cost:

	Year ended December 31,
in € thousand	2023	2022
Consulting and other purchased services	80,988	141,631
Cost of services and change in inventory	11,417	190,086
Employee benefit expense other than share-based compensation	72,997	56,393
Share-based compensation expense	6,276	(5,215)
Raw materials and consumables used	14,113	12,723
Depreciation and amortization and impairment	16,853	44,285
Building and energy costs	13,088	14,696
Supply, office and IT costs	11,663	11,739
License fees and royalties	5,492	6,830
Advertising costs	13,361	7,343
Warehousing and distribution costs	3,939	1,898
Travel and transportation costs	2,700	2,208
Other expenses	4,432	2,329
OPERATING EXPENSES	257,320	486,945
Note: As of December 31, 2022, the position “employee benefit expense other than share-based compensations” includes an amount of €23.2 million resulting from the release of the provision of employer contribution charges, which are payable at the exercise of the share-based payment programs.

The decrease in operating expenses of €229.6 million from €486.9 million in the year ended December 31, 2022 to €257.3 million in the year ended December 31, 2023 primarily resulted from one-off expenses recorded in the prior year related to the suspended COVID-19 program. These expenses included the write-down of COVID-19 vaccine inventory of €159.4 million (presented under “cost of services and change in inventory”) as well as impairment charges of fixed assets, leading to a total expense of €44.3 million for depreciation, amortization, and impairment charges.
Expenses for “consulting and other purchased services” reduced substantially in the year ended December 31, 2023, as the comparison period of 2022 included considerable expenses for COVID-19 related to research and development and external manufacturing costs.
Expenses for “cost of services and change in inventory” strongly decreased in 2023, as in the year ended December 31, 2022 effects from the significant changes to the ordered volumes and the expected future demand for VLA2001, in particular a write-down of inventory of €159.4 million, were recorded.
The expense position “depreciation and amortization and impairment” contains a reversal of a fixed asset impairment in the amount of €1.9 million related to production equipment in the year ended December 31, 2023, whereas 2022 included one-off charges of €14.8 million for the impairment of COVID-19 related fixed assets including idle manufacturing equipment, leasehold improvements and Right of Use assets.
“Employee benefit expenses other than share-based compensation” increased in the year ended December 31, 2023 compared to December 31, 2022 because of a €23.2 million release of the employer contribution provision and therefore an income to the social security contributions in 2022. In the same year “Share-based compensation expense” showed an income due to share-based payment program valuations resulting from the reduction in the share price.

Other Income (Expenses)
The table below summarizes the other operating income (expenses), net for the years ended December 31, 2023 and 2022:

	Year ended December 31,
in € thousand	2023	2022
Research and development tax credit	6,797	15,348
Grant income	11,350	191
Profit/(loss) on disposal of fixed assets and intangible assets, net	(21)	(38)
Profit/(loss) from revaluation of lease agreements	45	(32)
Taxes, duties, fees, charges, other than income tax	(475)	(217)
Miscellaneous income/(expenses), net	3,824	(3,054)
OTHER INCOME AND EXPENSES, NET	21,520	12,199
Other operating income and expenses, net increased by €9.3 million, or 76%, to €21.5 million for the year ended December 31, 2023 from €12.2 million for the year ended December 31, 2022.
In the year ended December 31, 2023, grant income increased due to the recognition of grant income received from Scottish Enterprise in the amount of €11.1 million. The research and development tax credit decrease was linked to the decrease of our research and development expenses. As in 2022, €13.9 million related to the research and development programs executed in Austria, mainly for the COVID-19 and chikungunya vaccine (candidates), were recognized.
In the “Miscellaneous income/(expenses), net”, in the year ended December 31, 2023, a gain from a final settlement with a supplier in connection with COVID-19 activities was recognised in the amount of €4.7 million, partly offset by a loss of €1.4 million from the divestment of the CTM Unit in Solna. A €0.3 million gain from the sale of our equity investment BliNK Biomedical SAS was recorded. In the year ended December 31, 2022, this position was negatively impacted by an increase in a litigation provision in the amount of €3.1 million.
Financial Income (Expense)
The table below summarizes our financial income (expense) for the years ended December 31, 2023 and 2022:

	Year ended December 31,
in € thousand	2023	2022
Interest income from other parties	1,210	260
Fair value gains on derivative financial instruments	—	—
TOTAL FINANCE INCOME	1,210	260
Interest expense on loans	(13,681)	(8,238)
Interest expense on refund liabilities	(8,419)	(9,597)
Interest expenses on lease liabilities	(1,183)	(955)
Other interest expense	(42)	(264)
Fair value losses on derivative financial instruments	—	—
TOTAL FINANCE EXPENSES	(23,325)	(19,054)
FOREIGN EXCHANGE GAIN/(LOSSES), NET	5,574	(12,587)
FINANCE INCOME/(EXPENSES), NET	(16,541)	(31,381)
Finance expenses, net were €16.5 million for the year ended December 31, 2023 compared to net expenses of €31.4 million for the year ended December 31, 2022. This decrease in finance income/expenses, net was mainly due to foreign exchange gains in the year ended December 31, 2023, primarily related to the depreciation of the USD and GBP exchange rates against the Euro affecting our corresponding balance sheet accounts (liabilities and borrowings denominated in USD), whereas in the year ended December 31, 2022, the appreciation of the USD and the GBP against the Euro resulted in losses incurred during that period.
Income Tax
We recorded €2.8 million of income tax expenses for the year ended December 31, 2023 compared to €1.5 million of income tax gains for the year ended December 31, 2022. This change in income tax was primarily driven by deferred tax income in 2022 due to high impairment charges.

Profit/(Loss) for the Period
Our loss for the period ended December 31, 2023 was €101.4 million, decreased from a loss of €143.3 million for the period ended December 31, 2022. The higher loss in 2022 was primarily driven by one-off expenses of goods and services related to valuation of inventory and onerous agreement provisions for material in connection with our COVID-19 vaccine and its program suspension.
Adjusted EBITDA
Our Adjusted EBITDA loss was €65.2 million for the year ended December 31, 2023 compared to a loss of €69.2 million for the year ended December 31, 2022. The Adjusted EBITDA loss decreased by €3.9 million, which was primarily driven by a lower net loss largely offset by high impairment losses in 2022. A reconciliation of Adjusted EBITDA to net loss, the most directly comparable IFRS measure, is set forth below:

	Year ended December 31,
in € thousand	2023	2022
PROFIT/(LOSS) FOR THE PERIOD	(101,429)	(143,279)
Add:
Income tax expense	2,800	(1,536)
Total finance income	(1,210)	(260)
Total finance expense	23,325	19,054
Foreign currency gain/(loss) - net	(5,574)	12,587
Result from investments in associates	—	(9)
Amortization	5,831	7,024
Depreciation	11,753	14,012
Impairment	(731)	23,249
ADJUSTED EBITDA	(65,234)	(69,159)

Comparisons for the Years Ended December 31, 2022 and 2021
Revenue
Consolidated Revenue
Revenue increased by €13.2 million, or 3.8%, to €361.3 million for the year ended December 31, 2022 compared to €348.1 million for the year ended December 31, 2021. For VLA2001 in the year ended December 31, 2022, the increase was mainly driven by revenues from previous COVID-19 vaccine supply agreements with the UK Authority in the amount of €169.2 million (previously recognized as refund liabilities) and the EC in the amount of €116.8 million. The product sales from commercialized products increased mainly due to the continued recovery of travel vaccine sales in the year ended December 31, 2022. The other revenues from contracts with customers in the year ended December 31, 2022, included a reversal of revenue of €45.9 million from amendments of the Collaboration and License Agreement with Pfizer. In 2021 and 2022, several amendments to the transaction price took place via amendments to the Collaboration and License Agreement. As at December 31, 2022, it is no longer highly likely that the revenue will not reverse, therefore the previously realized revenue was reversed to zero. In the year ended December 31, 2021, the VLA15 Lyme disease vaccine candidate (non-product sales) revenues amounted to €14.3 million.

	Year ended December 31,
in € thousand	2022	2021
Product sales	114,797	62,984
Other revenues from contracts with customers	245,709	284,202
Other non-IFRS 15 revenue	797	899
REVENUES	361,303	348,086

Product sales

	Year ended December 31,
(In € thousand)	2022	2021
IXIARO	41,349	45,118
DUKORAL	17,334	2,440
COVID	29,568	—
Third-party products	26,545	15,426
TOTAL PRODUCT SALES	114,797	62,984
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

Other revenues from contacts with customers
The following table presents our other revenues (from collaboration, licensing, and services), for the years ended December 31, 2022 and 2021.

	Year ended December 31,
in € thousand	2022	2021
IXCHIQ	5,565	3,257
COVID VLA2001	280,010	253,314
Lyme VLA15	(45,869)	14,265
Services related to clinical trial material	3,205	10,001
Others	2,798	3,364
OTHER REVENUES FROM CONTRACTS WITH CUSTOMERS	245,709	284,202
In the year ended December 31, 2022, total other revenues were €245.7 million, compared to €284.2 million in the year ended December 31, 2021. The amount in the year ended December 31, 2022 included recognition of COVID-related revenues related to previous COVID-19 vaccine supply agreements with the UK Authority and the EC.
Lyme VLA15 revenues decreased from €14.3 million in the year ended December 31, 2021 to €45.9 million of negative revenue in the year ended December 31, 2022, primarily resulting from a reversal of revenue from amendments of the Collaboration and License Agreement with Pfizer. In the year ended December 31, 2021, this collaboration contributed €14.3 million of revenues.
Operating Income and Expenses
Cost of Goods and Services
Cost of goods and services, or COGS, increased by €136.5 million, or 72.6%, to €324.4 million with a gross margin on product sales of 45.5% within the commercialized products for the year ended December 31, 2022, as compared to COGS of €187.9 million and gross margin on product sales of 36.5% within the commercialized products for the year ended December 31, 2021. The increase in the gross margin was primarily due to reduced impairment and scrap of short-dated or expired product.
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
For the year ended December 31, 2022, research and development expenses consisted primarily of i) €12.5 million of employee-related expenses, consisting of wages, salaries, social security and pension costs, and share-based compensation paid to employees in research and development functions, ii) €59.1 million external research and development services, including costs for clinical studies and external manufacturing and iii) €7.8 million of material consumption.
For the year ended December 31, 2021, research and development expenses consisted primarily of i) €30.6 million of employee-related expenses, consisting of wages, salaries, social security and pension costs, and share-based compensation paid to employees in research and development functions, ii) €117.6 million of external research and development services, including costs for clinical studies and external manufacturing and iii) €5.0 million of material consumption.

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
VLA1601. Our research and development expenses related to our Zika vaccine candidate program increased by €2.0 million to €2.1 million in the year ended December 31, 2022 from €0.1 million in the year ended December 31, 2021. This increase was primarily driven by process development activities after this program had previously been on hold, including assay development, preclinical experiments, clinical study planning, and process-scale-up activities.
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
For the year ended December 31, 2022 marketing and distribution expenses consisted primarily of €3.5 million of employee-related expenses, consisting of salaries, social security contributions, share-based compensation income/expense, and other employee-related expenses, €7.3 million of advertising expenses, including media and public relations expenses, €1.9 million of warehousing and distribution costs, and €5.4 million of costs related to third-party services.
For the year ended December 31, 2021 marketing and distribution expenses consisted primarily of €13.9 million of employee-related expenses, consisting of salaries, social security contributions, share-based compensation expense, and other employee-related expenses, €2.2 million of advertising expenses, including media and public relations expenses, €1.4 million of warehousing and distribution costs, and €3.0 million of costs related to third-party services.
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

For the year ended December 31, 2022, general and administrative expenses consisted primarily of €11.6 million of employee-related expenses (salaries, social security contributions, share-based compensation expense, and other employee-related expenses paid to employees), as well as of €18.5 million in costs and fees for professional services, such as consulting, legal, and financial services. For the year ended December 31, 2021, general and administrative expenses consisted primarily of €24.3 million of non-research and development employee-related expenses, consisting of salaries, social security contributions, share-based compensation expense, and other employee-related expenses paid to employees in general and administrative functions, as well as of €20.6 million in costs and fees for professional services, such as consulting, legal, and financial services.
Expenses by Nature
The table below summarizes our cost of goods and services, research and development expenses, marketing and distribution expenses, and general and administrative expenses by nature of cost:

	Year ended December 31,
in € thousand	2022	2021
Consulting and other purchased services	141,631	169,158
Cost of services and change in inventory	190,086	105,648
Employee benefit expense other than share-based compensation	56,393	85,334
Share-based compensation expense	(5,215)	14,678
Raw materials and consumables used	12,723	14,676
Depreciation and amortization and impairment	44,285	14,281
Building and energy costs	14,696	10,960
Supply, office and IT costs	11,739	7,409
License fees and royalties	6,830	4,865
Advertising costs	7,343	2,176
Warehousing and distribution costs	1,898	1,419
Travel and transportation costs	2,208	538
Other expenses	2,329	1,309
OPERATING EXPENSES	486,945	432,452

* As of December 31, 2022, the position “employee benefit expense other than share-based compensations” includes an amount of €23.2 million resulting from the release of the provision of employer contribution charges fees, which are payable at the exercise of the share-based payment programs (December 31, 2021: expense of €26.5 million).

The increase in operating expenses of €54.5 million in the year ended December 31, 2022 compared to the prior year primarily resulted from the write-down of COVID-19 vaccine inventory of €159.4 million as well as increased depreciation charges of fixed assets including impairment charges of idle manufacturing equipment, leasehold improvements, and Right of Use assets, leading to a total expense of €44.3 million for depreciation, amortization, and impairment charges. This was partially offset by a reduction of employee-related expenses including non-cash income from the revaluation of share-based compensation programs resulting from a year-over-year reduction of Valneva’s share price.
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
B. Liquidity and Capital Resources.
Overview
We have financed our operations primarily through a combination of equity offerings, secured debt, and revenues from product sales. As at December 31, 2023, we had €126.1 million in cash and cash equivalents. Based upon our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2023 will fund our current operating plans for at least the next 12 months following the publication of the full-year 2023 financial statements. In addition, we received gross proceeds of $103 million for the sale of our PRV in February 2024.
Sources and Uses of Cash
We have financed our operations through revenue from product sales, payments under historical collaborative research alliances, as well as research tax credits and subsidies granted by various public institutions. In addition, we have borrowed secured debt to finance our operations.
In May 2021, we announced the closing of a global offering to specified categories of investors of an aggregate of 8,145,176 new ordinary shares, after full exercise of the overallotment option granted to the underwriters. The public offering consisted of 2,850,088 American Depositary Shares, or ADSs, each representing two ordinary shares, in the United States at an offering price of $26.41 per ADS and a concurrent private placement of 2,445,000 ordinary shares in Europe (including in France) and other countries outside of the United States at the corresponding offering price of €11.00 per ordinary share. Gross proceeds of this global offering, after full exercise of the underwriters’ option were €89.6 million, whereas related expenses of €6.8 million incurred.
In November 2021, we announced the closing of a global offering to specified categories of investors of an aggregate of 5,175,000 new ordinary shares, after full exercise of the overallotment option granted to the underwriters. The public offering consisted of an offering of 354,060 ADSs, each representing two ordinary shares, in the United States at an offering price of $39.42 per ADS and a concurrent private placement of 4,466,880 ordinary shares in Europe (including in France) and other countries outside of the United States at the corresponding offering price of €17.00 per ordinary share. Gross proceeds of this global offering, after full exercise of the underwriters’ option were approximately €88.0 million, whereas related expenses of €6.7 million incurred.
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
On August 12, 2022, we entered into an Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, pursuant to which we may issue and sell ADSs, each representing two ordinary shares, having an aggregate offering price of up to $75,000,000 (subject to French regulatory limits), from time to time, in one or more at-the-market offerings, for which Jefferies will act as sales agent and/or principal. The at-the-market facility has been registered under the Securities Act pursuant to our Registration Statement on Form F-3 (File No. 333-266839). As of December 31, 2023, no issuances or sales had been made pursuant to the Sales Agreement.
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
As of December 31, 2023, we had borrowings and lease liabilities of €208.8 million, of which €176.8 million were other loans and €32.0 million were lease liabilities.
In February 2020, we entered into a debt financing agreement, or the Financing Agreement, with Deerfield and OrbiMed. The intended use of proceeds was to repay existing borrowings from the European Investment Bank and allow us to continue to advance our Lyme and chikungunya development programs in the short term. We have amended the Financing Agreement several times, most recently in March 2024. For further information about these amendments, refer to “Item 3.D—Risk Factors” and the Notes to our consolidated financial statements. As of December 31, 2023, $200.0 million (€180.0 million) was outstanding under the Financing Agreement of which a total of $100.0 million was drawn in two installments, in August and December 2023. The loan bears interest at 9.95%. Due to the quarterly interest calculation method, the aggregate annual interest actually paid is an amount equivalent to 10.09%. The interest-only period for the initial tranches amounting to $100.0 million extends until the first quarter of 2026, and this portion of the loan will mature in the first quarter of 2027. The interest-only period for the tranches drawn in 2023 amounting to $100.0 million extends until the first quarter of 2027, and this portion of the loan will mature in the fourth quarter of 2028. The loan is secured by substantially all of our assets, including our intellectual property, and is guaranteed by Valneva SE and certain of its subsidiaries. The Financing Agreement contains covenants, including a minimum liquidity in the amount of €35.0 million and minimum consolidated net revenue in the amount of €115.0 million on a consecutive twelve month basis. If our consolidated liquidity or net revenues were to fall below the covenant minimum values, we would be in default, which may trigger various consequences. For example, the interest rate on the loans could increase by up to 10 additional interest points if the duration of the default is longer than 15 days, or we could be required to immediately repay the full principal amount of the loans, including all fees and interest associated with repayment. We do not expect the limitations of these covenants to affect our ability to meet our cash obligations.
In February 2022, we announced that Valneva Scotland had received two grants worth up to £20 million (approximately €23.9 million) from Scottish Enterprise to support research and development relating to the manufacturing processes of our COVID-19 vaccine and our other vaccine candidates. Following the termination of our COVID-19 vaccine program, in May 2023 we amended the grant relating to this program to reduce the available funding by £0.7 million and to adjust how the funds will be used. The funds under these grants will be received over three years, beginning in March 2022. Valneva SE has provided a parent guarantee in connection with these grants, and if we fail to comply with the terms of the grants, Scottish Enterprise may stop payments under the grants and require repayment of the funds provided to date. As of the date of this Annual Report, we have received €11.1 million (£9.6 million) of grant funds from Scottish Enterprise.
In November 2023, we obtained licensure of VLA1553, our chikungunya vaccine candidate, in the United States and consequently were awarded a Priority Review Voucher (PRV) from the US Food and Drug Administration (FDA). The PRV was sold in February 2024 and generated proceeds of $103 million.
As we continue to develop and commercialize our products and product candidates in the coming years, we will likely continue relying on some or all of these sources of financing, as well as potential milestone payments and royalties that may result from licensing agreements for our products and product candidates.
Cash Flows
Comparisons for the Years Ended December 31, 2023 and 2022
The table below summarizes our cash flows for the years ended December 31, 2023 and 2022:

	Year ended December 31,
(In € thousand)	2023	2022
Net cash generated from/(used in) operating activities	(202,744)	(245,343)
Net cash generated from/(used in) investing activities	(20,585)	(29,054)
Net cash generated from/(used in) financing activities	63,081	215,116
NET CHANGE IN CASH AND CASH EQUIVALENTS	(160,248)	(59,282)
Operating Activities
Net cash used in operating activities for the year ended December 31, 2023 was €202.7 million compared to €245.3 million of net cash used in the year ended December 31, 2022. Net cash used in operating activities for the year ended December 31, 2023 was primarily derived from the loss for the period amounting to €101.4 million and from decreases in working capital in the amount of €145.6 million, which largely were related to payments to Pfizer in conjunction with Valneva’s contribution to the Phase 3 costs of the Lyme VLA15 R&D program, reducing the refund liability. These amounts have been partly offset by adjustments for non-cash transactions of €45.0 million mostly for depreciation and amortization of tangible and intangible assets of €17.6 million and interest expenses of €23.3 million.
Net cash used in operating activities for the year ended December 31, 2022 was primarily derived from the loss for the period amounting to €143.3 million and from changes in non-current assets and liabilities in the amount of minus €147.7 million (which mainly related to refund liabilities recorded in line with the Pfizer agreement amendments as they are no longer non-current). These amounts have been partly offset by depreciation and amortization of €21.0 million as well as impairment of tangible and intangible assets of €23.2 million, interest expenses of €19.1 million, share-based compensation of minus €8.7 million, and by other non-cash expenses amounting to minus €9.2 million. Changes in working capital amounted to €1.7 million.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2023 was €20.6 million, compared to €29.1 million for the year ended December 31, 2022 and was comprised primarily of €14.2 million purchases for property, plant and equipment as well as of the acquisition of the VBC3 building in Vienna.
Financing Activities
Net cash generated from financing activities was €63.1 million for the year ended December 31, 2023 compared to €215.1 million for the year ended December 31, 2022. Net cash generated from financing activities during the year ended December 31, 2023 was primarily due to €81.1 million of net proceeds from borrowings, namely the additional tranches from the financing agreement with Deerfield and OrbiMed drawn in the second half of the year. Interest payments amounting to €12.6 million reduced the net cash generated from financing activities.
Net cash generated from financing activities for the year ended December 31, 2022 consisted primarily of €189.8 million net proceeds from the Equity Subscription Agreement signed with Pfizer in June 2022 and closing of a global offering in October 2022 as well as €39.3 million of proceeds mainly from disbursements from the Deerfield and OrbiMed Financing Agreement during 2022, partially offset by €9.2 million of interest payments and lease payments amounting to €3.0 million.
Comparisons for the Years Ended December 31, 2022 and 2021
The table below summarizes our cash flows for the years ended December 31, 2022 and 2021:

	Year ended December 31,
(In € thousand)	2022	2021
Net cash generated from/(used in) operating activities	(245,343)	76,901
Net cash generated from/(used in) investing activities	(29,054)	(93,117)
Net cash generated from/(used in) financing activities	215,116	154,504
NET CHANGE IN CASH AND CASH EQUIVALENTS	(59,282)	138,288

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
Operating and Capital Expenditure Requirements
We have previously incurred significant operating losses, including in the years discussed in this annual report. As of December 31, 2023 and 2022, we had accumulated a net loss of €551.7 million and €450.3 million, respectively. Our net loss was €101.4 million, €143.3 million, and €73.4 million for the years ended December 31, 2023, 2022, and 2021, respectively. We expect to continue to incur significant expenses, and we may incur substantial operating losses over the next several years as we market our approved products, advance clinical development of our product candidates and continue our research and development efforts in the United States, Europe, and endemic markets. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials and our expenditures on other research and development activities.
We anticipate that our expenses will increase in connection with our ongoing activities, as we:
•invest in our vaccine candidate programs, including VLA1601, and our other pre-clinical and research programs;
•invest into fulfilling Phase 4 post-marketing obligations and progress commercial launch activities related to IXCHIQ, our chikungunya vaccine; and
•invest in our working capital and general corporate purposes.
Our present and future funding requirements will depend on many factors, including, among other things:
•costs of continued commercial activities, including product sales, marketing, manufacturing and distribution, for our approved products;
•the scope, progress, timing, and successful completion of our clinical trials of our current or future product candidates, especially the Phase 3 clinical trial for VLA15 and the Phase 4 clinical trials of IXCHIQ;
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
Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents as of December 31, 2023 will be sufficient to fund our operations through at least 12 months after publication of this document.

Contractual Obligations
The following table discloses aggregate information about our material long-term contractual obligations as of December 31, 2023 and the periods in which payments are due. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.

in € thousand	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Borrowings	44,079	62,378	70,390	—	176,847
Lease liabilities	2,879	5,313	5,414	18,362	31,969
Refund liabilities	33,637	6,303	—	—	39,941
TOTAL	80,595	73,994	75,804	18,362	248,757
The amounts disclosed in the table above are the contractual undiscounted cash flows.
Borrowings
As of December 31, 2023, the carrying amount of bank borrowings and other loans was €176.8 million. Of this, €167.5 million related to the Financing Agreement with Deerfield and OrbiMed. Following amendments to the Financing Agreement, most recently in March 2024, the interest-only period on the initial $100 million tranche extends until the first quarter of 2026, and this portion of the loan and will mature in the first quarter of 2027. The interest-only period for the tranches drawn in 2023 amounting to $100.0 million extends until the first quarter of 2027, and this portion of the loan will mature in the fourth quarter of 2028. The interest rate is 9.95% (equivalent to 10.09% on an annual basis). Other borrowings related to financing of research and development expenses and CIR (research and development tax credit in France) of €3.6 million and the CEPI loan in the amount of €5.7 million, which relates to advanced payments received which are expected to be paid back in the future.
As of December 31, 2022, the carrying amount of bank borrowings and other loans was €98.8 million. Of this, €89.2 million related to the Financing Agreement with Deerfield and OrbiMed. Other borrowings related to financing of research and development expenses and CIR (research and development tax credit in France) of €4.4 million and the CEPI loan in the amount of €5.2 million, which relates to advanced payments received which are expected to be paid back in the future.
Lease Liabilities
As of December 31, 2023, the outstanding, discounted amount of lease liabilities was €32.0 million. Of this, €28.3 million related to the lease agreements for two premises in Sweden, which we expect will terminate in 2031 and 2037, respectively. Base rent will increase based on an inflation index. In October 2023, the lease agreement for premises in Vienna, Austria, expired whereby the lease liability at the end of September 2023 amounted to €22.5 million. We acquired the premises via takeover of the legal entity VBC 3, which possessed the premises. For further information, see Note 5.12 of our financial statements. Regular installment payments are variable and based on EURIBOR. Other lease liabilities of €3.6 million related to a number of minor agreements with various conditions (interest rates) and terms (maturities).
As of December 31, 2022, the outstanding, discounted amount of lease liabilities was €53.6 million. Of this, €27.2 million related to the lease agreements for two premises in Sweden. Base rent will increase based on an inflation index. €23.2 million related to the lease agreements for premises in Vienna, Austria. Other lease liabilities of €3.2 million related to a number of minor agreements with various conditions (interest rates) and terms (maturities).
Refund Liabilities
As of December 31, 2023, the carrying amount of refund liabilities was €39.9 million. Of this, €33.1 million related to the collaboration with Pfizer, as we will fund 40% of Phase 3 clinical trial costs performed by Pfizer, and €6.5 million (all non-current) related to the expected payment to GSK related to the termination of the strategic alliance agreement in 2019, and €0.3 million (all current) related to refund liabilities to customers related to rebate and refund programs as well as right to return of commercialized products.
As of December 31, 2022, the carrying amount of refund liabilities was €143.1 million. Of this, €135.5 million related to the collaboration with Pfizer, as we will fund 40% of Phase 3 clinical trial costs performed by Pfizer, and €6.6 million (all non-current) related to the expected payment to GSK related to the termination of the strategic alliance agreement in 2019, and €0.9 million (all current) related to refund liabilities to customers related to rebate and refund programs as well as right to return of commercialized products. Revenue recognized and the corresponding de-recognition of refund liabilities in 2022 related primarily to the de-recognition of the previously included royalty obligation towards the UK Authority in the amount of €89.2 million and the de-recognition of the previously included CAPEX obligation towards the UK Authority in the amount of €80.0 million (£70.8 million).
C. Research and Development, Patents and Licenses
For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D. Trend Information
For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.1—Operating Results” and “Item 5.B—Liquidity and Capital Resources.”
E. Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. Some of the accounting methods and policies used in preparing our consolidated financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the circumstances concerned. Critical accounting policies and practices are tailored to specific events in the current year, and the accounting policies and practices that are considered critical might change from year to year. The actual value of our assets, liabilities, and shareholders’ equity and of our accumulated deficit could differ from the value derived from these estimates if conditions change and these changes had an impact on the assumptions adopted.
Our management applied judgement and estimates on the following critical accounting topics:
Revenue Recognition of Other Revenue
Management’s judgement is required to determine the identification of performance obligations (especially when determining whether the license is distinct, which is the case when the customer can benefit from the license without further involvement), the determination of the transaction price (including the judgement of payables to customers), and allocation of the transaction price to the performance obligations on relative standalone selling price. The standalone selling price is sometimes not available or are hard to value intangible assets, so various valuation techniques are used. In addition, management’s judgement is required whether revenue from collaborations and licensing is recognized over time or at a point in time.
In April 2020, we entered into a collaboration to co-develop and commercialize our Lyme disease vaccine candidate with Pfizer. This agreement included a $130.0 million (€116.9 million) upfront payment from Pfizer, which we received in June 2020 and booked in an amount of €116.9 million, and a $10.0 million milestone payment from Pfizer, which we received in April 2021 and booked in an amount of €8.4 million. While we are obligated to contribute 40% (before May 2022: 30%) of all ongoing and future development costs through completion of the development program, as of December 31, 2023, 2022 and 2021, €33.1 million, €135.5 million and €79.6 million, respectively, have been recognized as discounted refund liabilities to reflect the requirement to pay 40% (before May 2022: 30%) of Pfizer’s research and development costs. As of December 31, 2022, revenue recognition for 2022 amounting to €4.6 million was deferred and recorded as refund liability and trade receivable in the financial statements. For closing as per December 31, 2023 the amount further increased to an accumulated €10.7 million.
Accounting for Grants
In February 2022 Valneva Scotland received two grants worth up to £20 million (approximately €23.9 million) from Scottish Enterprise to support research and development relating to the manufacturing processes of our COVID-19 vaccine and our other vaccine candidates. Following the termination of our COVID-19 vaccine program, in May 2023 we amended the grant relating to this program to reduce the available funding by £0.7 million and to adjust how the funds will be used. The funds under these grants will be received over three years, beginning in March 2022. Valneva SE has provided a parent guarantee in connection with these grants, and if we fail to comply with the terms of the grants, Scottish Enterprise may stop payments under the grants and require repayment of the funds provided to date. As of the date of this report, we have received €11.1 million (£9.6 million) of grant funds from Scottish Enterprise.
Valuation of Intangibles and Tangibles / Impairment tests
As of December 31, 2023, impairment tests were performed on the IXIARO, DUKORAL and IXCHIQ cash-generating units (CGUs). The impairment tests resulted in no additional impairment charges. However, the headroom of the value in use is very low for DUKORAL and an increase in the WAC or reduction in revenue may result in further impairment charges. In 2022, impairment charges of €8.3 million for DUKORAL have been allocated. In addition, in the same year COVID related assets, which will be no longer used, caused impairment charges of €14.8 million.
Management estimates are applied on the long range business plan, on the revenue as well as on the expense side. A reduction in revenues of 10.0% would result in no additional impairment loss in the year ended December 31, 2023, for IXIARO and IXCHIQ, whereas it would result in an additional impairment loss for DUKORAL in the amount of €6.5 million.
Valuation of Inventories / Impairment tests
In 2023, inventory-related COGS were €106.2 million (2022: €257.8 million), of which €6.0 million (2022: €157.7 million) related to inventory which cannot be used, failed batches which were written down, and product which is not expected to be sold. In 2023, €5.5 million  (2022: €159.4 million) of these expenses related to VLA2001, mostly related to product which is not expected to be sold due to the discontinuation of the program. The valuation of commercialized products resulted in write-downs of €1.5 million. These expenses stem from write-downs due to lower sales expectations and limited shelf life of the products. In 2022, a reversal of write-downs from prior periods of €2.8 million was recorded due to higher sales expectations.

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
Share-based Compensation and Related Expected Employer Contribution Costs
We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. Due to French corporate law and tax considerations, we have historically granted several different equity incentive instruments to our Executive Committee and Board of Directors members (prior to December 2023, our Management Board and Supervisory Board) and our employees, including stock options (ESOPs), Free Convertible Preferred Shares, Free Ordinary Shares, and Equity Warrants (BSAs). We also established Phantom Stock Option Programs, with terms and conditions similar to ESOPs, for employees who are U.S. citizens.
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
While assumptions in measuring fair values on the share-based compensations have been taken into account, management has considered the likelihood of an event of change of control remote, therefore the accelerated vesting was not taken into account. Further information is explained in Note 5.23 to our consolidated financial statements as of and for the years ended December 31, 2023 and 2022 included elsewhere in this Annual Report.
Employer contribution costs will occur at the exercise of share-based payment programs. Therefore, these costs have been accounted for and spread over the vesting period of the various programs. This provision has been assessed at the share price as of the balance sheet date and has been updated on each balance sheet date to reflect the potential payment amount. The latest share price in 2023 was €4.46, therefore the provision taken as at December 31, 2023 amounted to €1.7 million, whereas the latest share price in 2022 was €6.22, and the respective provision amounted to €3.3 million as at December 31, 2022. The employer contribution to be paid is depending on the date and the amount of the exercise in the future.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
Until December 20, 2023, we had a two-tier corporate governance system consisting of a Management Board (Directoire), which was responsible for managing the Company, and a Supervisory Board (Conseil de Surveillance), which oversaw the Management Board. On December 20, 2023, our shareholders approved the Supervisory Board’s recommendation to change to a one-tier governance system under which the Company is led by a Board of Directors. We refer to our senior management as the Executive Committee, which includes the members of our former Management Board.
The following table sets forth information concerning the members of our Executive Committee and Board of Directors as of the date of this annual report.

Name	Age	Position
Executive Committee
Thomas Lingelbach	60	Director, President & Chief Executive Officer
Peter Bühler	54	Chief Financial Officer
Franck Grimaud	57	Chief Business Officer
Juan Carlos Jaramillo	53	Chief Medical Officer
Dipal Patel	50	Chief Commercial Officer
Frédéric Jacotot	60	General Counsel, Corporate Secretary
Vincent Dequenne	57	Chief Operating Officer
Petra Pesendorfer	38	Chief People Officer
Non-Employee Directors
Anne-Marie Graffin	62	Chair of the Board of Directors
James Sulat	73	Vice Chair of the Board of Directors
James Connolly	59	Member of the Board of Directors
Maïlys Ferrère	61	Representative of Bpifrance Participations SA, member of the Board of Directors
Kathrin Jansen	65	Member of the Board of Directors
Executive Committee
The members of our Executive Committee are appointed by the Board of Directors and are responsible for the day-to-day management of the Company. Certain members of the Executive Committee were also appointed as Associate Managing Officers (Directeurs Généraux Délégués), as described further in this Item 6.
Thomas Lingelbach has served as our President and Chief Executive Officer since 2013. He served as Chairman of our Management Board until December 2023, and in connection with the change to a one-tier governance structure, he was appointed as a member of our Board of Directors and as the Directeur Général of the Company. He serves as the Chairman of the Executive Committee. Prior to joining us, Mr. Lingelbach served in a variety of increasingly senior roles, most recently as President and Chief Executive Officer at Intercell AG from 2006 until its merger with Vivalis SA in 2013. He has held a variety of positions of increasing international responsibility in his twenty years in the pharma and vaccine industry. He has served as Managing Director of Chiron Behring GmbH & Co KG and Vice President, Global Industrial Operations-Vaccines of Chiron Corporation. Upon Chiron’s acquisition by Novartis Vaccines & Diagnostics GmbH & Co KG, he served as Managing Director and General Manager Germany until joining Intercell. Prior to joining Intercell, he was the General Manager and Managing Director for Novartis’ German operations. Mr. Lingelbach holds an M.S. in Engineering from Technische Hochschule Gießen / THM.
Peter Bühler has served as our Chief Financial Officer since January 2022. Mr. Bühler previously served as Chief Financial Officer of Quotient Limited, a position he held from February 2020 until December 2021. From May 2017 to March 2019, Mr. Bühler served as Group Chief Financial Officer at Zaluvida Corporate AG. From April 2013 to April 2017, Mr. Bühler served as Group Chief Financial Officer at Stallergenes Greer SA. Mr. Bühler is a Swiss Chartered Accountant, a member of the Swiss Institute of Certified Accountants and Tax Consultants and received an MBA from SBS Swiss Business School.
Franck Grimaud has served as our Chief Business Officer since 2013. Prior to joining us, he served as Chief Executive Officer of Vivalis SA from 1999 until its merger with Intercell AG in 2013. Mr. Grimaud has served as Chair of the Governing Board of Fonds Pays de la Loire Participations since September 2016 and as President of the Board of Directors of Atlanpole Biothérapies since February 2018, where he served as Treasurer from January 2015 to February 2018. Mr. Grimaud holds an M.B.A. from University of Ottawa and received his Licence AES from Université de Poitiers.

Juan Carlos Jaramillo, M.D., has served as our Chief Medical Officer since October 2020. Prior to joining us, Dr. Jaramillo served as Senior Vice President, Market Access & Medical Affairs and then as Senior Vice President, Head of Global Market Access & Pricing at Daiichi Sankyo, GmbH from April 2013 to September 2020. Prior to Daiichi Sankyo, Dr. Jaramillo served as Senior Vice President, Medical Affairs & Clinical Development at Grünenthal, Inc. and prior to that held a variety of positions at GlaxoSmithKline plc. Dr. Jaramillo received his M.D. and B.S. in Pre-Medicine from Universidad Central Del Este.
Dipal Patel has served as our Chief Commercial Offer since November 2022. Ms. Patel has over 23 years’ experience in the pharmaceutical industry. Prior to joining us, Ms. Patel served as Vice President, Vaccines Commercialization Lead at GlaxoSmithKline, a position she held from January 2020, and as Vice President, Commercial Head (Respiratory) Emerging Markets from August 2017 to January 2020. Prior to that Ms. Patel held multiple roles at GlaxoSmithKline covering commercial strategy, execution, market access and lifecycle management. Over her career, she has held roles of increasing responsibilities across multiple countries including the United States, Australia, Belgium, Singapore, Thailand, and the European and emerging markets regions. Ms. Patel graduated with a B.Sc. (Honors) from Macquarie University, Sydney in 1998 followed by an M.B.A. from Macquarie Graduate School of Management in 2006.
Frédéric Jacotot has served as our General Counsel and Corporate Secretary since 2013. Prior to joining us, he served as counsel at Abbott Laboratories from 2010 to 2013. Mr. Jacotot received his Diplôme d’études approfondies in business law from Paris 1 Panthéon-Sorbonne University.
Vincent Dequenne has served as our Chief Operating Officer since June 2022 and as a member of our Executive Committee since January 2024. Prior to this position, he served as our Senior Vice President of Global Industrial Operations from July 2021 to May 2022. Prior to that, he served as Site Head Biologics at Eurogentec from January 2020 to June 2021 and as CDMO Site Head at Pierre Fabre from October 2017 to January 2020. Before that, he served in roles of increasing responsibility at GSK for more than 10 years and at Eli Lilly for more than 15 years. Mr. Dequenne holds a Master of Engineering, Electromechanical Engineering from L'institut Supérieur Industriel in Mons, Belgium.
Petra Pesendorfer has served as our Chief People Officer and as a member of our Executive Committee since January 2024. She has more than 18 years’ experience in strategic and operational Human Resources, leading large teams across different countries and regions in rapidly growing business environments. During her career, she has held a variety of positions with increasing international responsibilities. Prior to joining us, Ms. Pesendorfer served as Vice President & Global HR Business Unit & Functional Head (2019 - 2023), Regional HR Head for USA and Canada (2022-2023) and Global Head of Human Capital Development & Talent Acquisition (2016-2019) at ams OSRAM. Prior to that, Ms. Pesendorfer held multinational HR leadership roles at Rentokil Initial and Soravia Group from 2006 to 2016. Ms. Pesendorfer holds an International Master of Business Administration from FH Wien University of Applied Sciences, Vienna, and the University of Texas at Brownsville.
Board of Directors
The Board of Directors is composed of a minimum of three and a maximum of eighteen members. Directors are appointed for a renewable term of three years at the general meeting of shareholders. The general meeting of shareholders may revoke the appointments of directors at any time during the meeting by a simple majority vote. The appointees are selected by the shareholders and may be individuals or entities (represented by a designated individual).
The age limitation for directors is 80 years old, and no more than 20% of the directors may be over 75 years old. The limitations on holding such an appointment concurrently with an appointment in another company are those set forth in the applicable statutory and regulatory provisions.
Our Board of Directors is currently composed of the following non-employee directors, in addition to Thomas Lingelbach:
Anne-Marie Graffin joined our Supervisory Board in 2013 and was appointed to the new Board of Directors in December 2023. She was elected Chair of our Board of Directors in December 2023. She served as Chief Executive Officer of the Big Booster Acceleration Program, an international non-profit acceleration program for startups, from 2011 to May 2017. Prior to that, she served in a variety of positions, most recently as Executive Vice President and member of the Executive Committee at Sanofi Pasteur MSD, a European vaccine company, from 1998 to 2011. Ms. Graffin currently serves as the President of SMAG Consulting SAS. Ms. Graffin has served on the supervisory board of Nanobiotix S.A. (Nasdaq: NBTX) since January 2014, on the board of Sartorius Stedim Biotech SA since April 2015, and on the Board of Directors of Vetoquinol SA since 2022. Ms. Graffin received her MBA from ESSEC Business School Paris. We believe Ms. Graffin’s experience in the vaccine space and her experience advising biotech companies qualifies her to serve on our Supervisory Board.
James Sulat joined our Supervisory Board in 2013 and was appointed to the new Board of Directors in December 2023. He is currently Vice Chairman of our Board of Directors. Previously, he served on the Supervisory Board of Intercell AG from 2005 until its merger with Vivalis SA in 2013. From 2009 to 2013, Mr. Sulat served as Chief Executive Officer and Chief Financial Officer of Maxygen, Inc., and as a member of Maxygen’s Board of Directors from 2003 to 2013. From 2005 to 2009, Mr. Sulat served in a variety of roles at Memory Pharmaceuticals Corp., including as President and Chief Executive Officer from 2005 to 2008 and as a member of Memory’s Board of Directors from 2005 to 2009. Previously, Mr. Sulat served as Chief Financial Officer for Chiron Corporation and Stanford Health Services. Mr. Sulat has served on the Board of GS Holdings, Inc. since October 2021. He previously served on the Board of Directors of Exicure, Inc. from 2021 until December 2022, on the Board of Directors of Arch Therapeutics, Inc. from 2015 until December 2021 and on the Board of Directors of AMAG Pharmaceuticals, Inc. from 2014 to November 2020. Mr. Sulat received an MBA and an M.S. in Health Services Administration from Stanford University and a B.S. in Administrative Sciences from Yale University. We believe Mr. Sulat’s experience in the pharmaceutical industry, expertise in corporate finance and public company board experience qualifies him to serve on our Board of Directors.
James Connolly joined our Supervisory Board in June 2022 and was appointed to the new Board of Directors in December 2023. Since 2013, Mr. Connolly has been providing broad based consulting and advisory services to a variety of vaccine, biopharmaceutical and investment organizations. From 2010 to 2013, Mr. Connolly was President and CEO of Aeras (now IAVI). Prior to this, he spent 24 years at Wyeth (now Pfizer) in a series of increasingly senior roles, including Executive Vice President and General Manager, Wyeth Vaccines and President, Wyeth Canada. Mr. Connolly currently serves on the Board of Directors of IAVI. He previously served on the Board of Directors of Vaxess Technologies (2013-19), Aeras (2013-18), PaxVax (2014-18), Tivorsan Pharmaceuticals (2015-20) and Ambulatus Robotics (2020-21). Mr. Connolly earned a B.S. in Business Administration from Washington University in St Louis. We believe Mr. Connolly’s experience in the vaccines and pharmaceutical industries and his experience advising biotech companies qualifies him to serve on our Board of Directors.
Maïlys Ferrère joined our Supervisory Board in June 2022 as representative of Bpifrance Participations, member of the Supervisory Board, and now continues to represent Bpifrance Participations on our Board of Directors. Ms. Ferrère has served as a Director, Head of the Large Venture Investment Activity at Bpifrance, France’s public investment bank, since October 2013. Ms. Ferrère serves on the board of directors of Sequans Communications S.A., a publicly traded French designer, developer and supplier of cellular semiconductor solutions, and on the Board of DBV Technologies, a publicly traded French company that develops a treatment against peanut allergy. Ms. Ferrère served on the board of directors of Innate Pharma SA., a French global oncology-focused biotech company, from 2017 to 2021. Ms. Ferrère served on the board of directors at Gensight Biologics S.A., a French publicly traded biotechnology company, from 2016 to 2019. She graduated from Institut d’Etudes Politiques Paris and began her career with the General Inspectorate of Société Générale before working for multiple French banks in the equity capital markets origination department. We believe that Ms. Ferrère’s experience in the banking industry and her knowledge of capital markets qualify her to serve on our Board of Directors.
Kathrin Jansen joined our Supervisory Board in June 2023 and was appointed to our new Board of Directors in December 2023. Dr. Jansen has over 30 years of vaccine R&D experience focused on the development of vaccines addressing large unmet medical needs. From 2015 to 2022 she served as Senior Vice President and Head of Vaccine Research and Development at Pfizer Inc, and as a member of Pfizer’s Worldwide Research, Development and Medical leadership team. She led a fully integrated, global vaccines research and development organization, with responsibilities ranging from discovery to clinical development, registration, and postmarketing commitments of all of Pfizer’s vaccines, including partnered ones. Most notably she led the development of several highly successful and licensed vaccines such as Pfizer/BioNtech’s SARS-CoV-2 (COMIRNATY), the first-ever licensed mRNA vaccine, Pfizer’s Streptococcus pneumoniae (Prevnar 20), Respiratory syncytial virus (Abrysvo), and Meningococcal B Group B (Trumenba) vaccines. From 2006 to 2015, Dr. Jansen served as Senior Vice President at Wyeth Pharmaceuticals and then Pfizer and was responsible for vaccine discovery, early development, and clinical testing operations. Prior to Wyeth, Dr. Jansen spent 12 years at Merck Research Laboratories supporting several vaccine efforts and leading the R&D activities of Gardasil, the world’s first cervical cancer vaccine. Dr. Jansen received her Ph.D. in microbiology, biochemistry & genetics from Phillips Universitaet, Marburg, Germany, in 1984 followed by postdoctoral training at Cornell University. Dr. Jansen was appointed an Adjunct Professor at the University of Pennsylvania School of Medicine in 2010 and has authored and co-authored over 200 publications. She is a member of the National Academy of Medicine, National Academy of Engineering, a Fellow of the Royal Society of Medicine and recipient of the Albert E Sabin Gold Medal. We believe that Dr. Jansen’s experience in the vaccines industry qualifies here to serve on our Board of Directors.

Diversity of the Board of Directors
Board of Directors Diversity Matrix (as of January 1, 2024)

Country of Principal Executive Offices:				France
Foreign Private Issuer:				Yes
Disclosure Prohibited under Home Country Law:				No
Total Number of Directors:				6

Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	3	3	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction				0
LGBTQ+				0
Did Not Disclose Demographic Background				1
Family Relationships
There are no family relationships among any of the members of our Board of Directors and Executive Committee.
B. Compensation
Compensation of Members of the Board of Directors
The members of the Board of Directors receive compensation for serving on the Board and, as applicable, each of the Committees set up by the Board of Directors. At our General Meeting of shareholders held on December 20, 2023, shareholders approved the compensation shown in the table below. Fees are fixed but may be reduced if meeting attendance is under 75%. The following table shows the compensation payable to our directors in 2024:

Member Role	Maximum Allowable Compensation (per year)
Chair of the Board	€90,000
Other Board members	€45,000
Vice-Chair supplement	€15,000
Lead Independent Member supplement	€15,000
Committee Chair supplement (includes membership of the chaired Committee)	€15,000
Committee membership supplement (per Committee)	€7,500
The following table sets forth information regarding the compensation earned by members of the Board during the year ended December 31, 2023 for their service on our Board (including as previous members of the Supervisory Board):

Member	Compensation
Anne-Marie Graffin	€74,300.00
James Sulat	€74,073.97
James Connolly	€66,109.93
Kathrin Jansen	€28,247.96
Ms. Maïlys Ferrère did not receive any compensation in connection with her representation of Bpifrance Participations on the Supervisory Board or Board of Directors during the year ended December 31, 2023, as Bpifrance Participations waived its right to receive such compensation. In addition, in accordance with the decision of the Board of Directors held on December 20, 2023, Mr. Thomas Lingelbach will not receive any compensation for his role on the Board of Directors.

Note: In 2023, €236,620.89 in total was also earned by former members of the Supervisory Board who served until December 20, 2023 (namely Frédéric Grimaud, Sharon Tetlow and Johanna Pattenier).
Compensation of CEO and Associate Managing Officers (former Members of the Management Board)—2023
The Company’s general management is currently represented by Mr. Thomas Lingelbach, CEO. The following Associate Managing Officers (Directeurs Généraux Délégués) were also appointed in order to assist the CEO in the performance of his duties:
•Franck Grimaud, Chief Business Officer;
•Peter Bühler, Chief Financial Officer;
•Frédéric Jacotot, General Counsel & Corporate Secretary;
•Juan Carlos Jaramillo, Chief Medical Officer; and
•Dipal Patel, Chief Commercial Officer.
The current term of office of Mr. Lingelbach will end at the 2026 General Meeting called to approve the annual financial statements for the fiscal year ended December 31, 2025.
The current terms of office of Mr. Grimaud, Mr. Jacotot, Mr. Jaramillo, Mr. Bühler and Ms. Patel will end at the 2025 General Meeting called to approve the annual financial statements for the fiscal year ended December 2024.
The method and amount of compensation for the CEO and each Associate Managing Officer is determined by the Board of Directors, after recommendation by the Nomination, Governance and Compensation Committee.
The following tables set forth compensation earned by the CEO and Associate Managing Officers (former Members of the Management Board) with respect to the year ended December 31, 2023.

Mr. Thomas Lingelbach – Chief Executive Officer and member of the Management Board since December 20, 2023 (previously Chief Executive Officer and Chair of the Management Board)
Mr. Lingelbach’s compensation is set in accordance with (a) the provisions of the Management Agreement executed between Mr. Lingelbach and Valneva Austria GmbH, and (b) our Supervisory Board or Board of Directors decisions, as applicable.

Type of Compensation	Amount of compensation earned	Description
Fixed compensation	€540,750	As per Supervisory Board decision of January 30, 2023.
Annual variable compensation	€240,093	60% of 2023 gross annual salary set by the Supervisory Board on January 30, 2023. Validation by the Board of Directors of 74% of the objectives set with respect to the year 2023, on February 23, 2024.
Exceptional compensation	€87,500 (inventor’s compensation)
Compensation in connection with Board membership	€0	In accordance with the decision of the Board of Directors of December 20, 2023
Fringe benefits :
– Car rental	Lease fee: €15,840 Insurance: €3,440.16 Other car related expenses (except fuel) : €7,444.63	Maximum €1,500 per month for the lease fee as per Mr. Lingelbach’s Management Agreement.
– Death and endowment insurance policy	€18,000	Long-term life insurance policy as a retirement savings product.
– Reimbursement of home workplace journeys made by flights, and associated costs	€6,494.94	The current Management Agreement executed between Mr. Lingelbach and our subsidiary, Valneva Austria GmbH, provides that Mr. Lingelbach be reimbursed for the costs of weekend flights between hometowns in Germany and Austria and sites of Valneva, these costs including the transfers from and to the airport.
Total compensation	€919,562.73

Mr. Franck Grimaud – Chief Business Officer and Associate Managing Officer since December 20, 2023 (previously Chief Business Officer, Management Board member, and Managing Director)
Mr. Grimaud’s compensation is set in accordance with (a) the provisions of the Management Agreements executed between Mr. Grimaud and Valneva SE, and (b) our Supervisory Board decisions, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€283,250	As per Supervisory Board decision of January 30, 2023.
Annual variable compensation	€92,056.25	50% of 2023 gross annual salary set by the Supervisory Board on January 30, 2023. Validation by the Board of Directors of 65% of the objectives set with respect to the year 2023, on February 23, 2024.
Fringe benefits :
– Car rental	Lease fee: €15,840 Insurance: €1,635.30	Maximum €1,320 per month for the lease fee as per Mr. Grimaud’s Management Agreement.
– Garantie Sociale des Chefs et Dirigeants d’Entreprises	€8,559
An unemployment insurance contract for Company Directors and Managers (Convention Garantie Sociale des Chefs et Dirigeants d’Entreprise) has been granted to Mr. Grimaud. The purpose of this contract is to guarantee the payment of compensation in case of unemployment (up to 70% of the last professional net income filed with the tax authorities). This GSC was set up pursuant to an authorization of the Supervisory Board of October 26, 2000.

Total compensation	€401,340.55

Mr. Peter Bühler – Chief Financial Officer and Associate Managing Officer since December 20, 2023 (previously Chief Financial Officer and Management Board member)
Mr. Bühler’s compensation is set in accordance with (a) the provisions of the Management Agreement executed between Mr. Bühler and Valneva Austria GmbH, and (b) our Supervisory Board decisions, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€391,400	As per Supervisory Board decision of January 30, 2023.
Annual variable compensation	€135,033	50% of 2023 gross annual salary set by the Supervisory Board on January 30, 2023. Validation by the Board of Directors of 69% of the objectives set with respect to the year 2023, on February 23, 2024.
Fringe benefits :
– Car allowance	€14,400.00	Maximum €1,200 per month as per Mr. Bühler’s Management Agreement (or €14,400 per year).
– Death and endowment insurance policy	€18,000	Long-term life insurance policy as a retirement savings product.
Total compensation	€558,833.00

Mr. Frédéric Jacotot – General Counsel & Corporate Secretary, Associate Managing Officer since December 20, 2023 (previously General Counsel & Corporate Secretary, Management Board member)
Mr. Jacotot’s compensation is set in accordance with (a) the provisions of the Management Agreements executed between Mr. Jacotot and Valneva SE, and (b) our Supervisory Board decisions, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€221,450	As per Supervisory Board decision of January 30, 2023.
Annual variable compensation	€70,864	50% of 2023 gross annual salary set by the Supervisory Board on January 30, 2023. Validation by the Board of Directors of 64% of the objectives set with respect to the year 2023, on February 23, 2024.
Fringe benefits :
– Garantie Sociale des Chefs et Dirigeants d’Entreprises	€12,887.28
Unemployment insurance contract for Company Directors and Managers (Convention Garantie Sociale des Chefs et Dirigeants d’Entreprise) has been granted to Mr. Jacotot with effect as from January 1, 2020. The purpose of this contract is to guarantee the payment of compensation in case of unemployment (up to 70% of the last professional net income filed with the tax authorities).

Total compensation	€305,201.28

Dr. Juan Carlos Jaramillo – Chief Medical Officer and Associate Managing Officer since December 20, 2023 (previously Chief Medical Officer and Management Board member)
Dr. Jaramillo’s compensation is set in accordance with (a) the provisions of the Management Agreement executed between Dr. Jaramillo and Valneva Austria GmbH, and (b) our Supervisory Board decisions, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€326,510	As per Supervisory Board decision of January 30, 2023.
Annual variable compensation	€117,543.60	50% of 2023 gross annual salary set by the Supervisory Board on January 30, 2023. Validation by the Board of Directors of 72% of the objectives set with respect to the year 2023, on February 23, 2024.
Exceptional compensation	€54,418 (inventor’s compensation)
Fringe benefits: – Car allowance	€14,400	€1,200 per month as per Dr. Jaramillo’s Management Agreement.
– Death and endowment insurance policy	€18,000	€1,500 per month as per Dr. Jaramillo’s Management Agreement.
– Reimbursement of home workplace journeys made by flights, and associated costs	€8,885.61	The current Management Agreement executed between Dr. Jaramillo and the subsidiary Valneva Austria GmbH provides that Dr. Jaramillo be reimbursed for the costs of weekend flights between hometown in Spain and site of Valneva Austria, these costs including the transfers from and to the airport.
Total compensation	€539,757.21

Ms. Dipal Patel – Chief Commercial Officer and Associate Managing Officer since December 20, 2023 (previously Chief Commercial Officer and Management Board member)
Ms. Patel’s compensation is set in accordance with (a) the provisions of the Management Agreement executed between Ms. Patel and Valneva UK Ltd, and (b) our Supervisory Board decisions, as applicable.

Type of compensation	Amount of compensation earned (*)	Description
Fixed compensation	£305,000, or €353,959.75	As per Supervisory Board decision of August 10, 2022.
Annual variable compensation	£105,225, or €122,113.26	50% of 2023 gross annual salary set by the Supervisory Board on January 30, 2023. Validation by the Board of Directors of 69% of the objectives set with respect to the year 2023, on February 23, 2024.
Fringe benefits: – Car allowance	£12,180 or €14,134.85	£1,015 per month per Ms. Patel’s Management Agreement.
– Contribution to UK pension plan	£22,875, or €26,546.36	7.5% of the gross annual salary
Total compensation	€516,754.22
(*) Exchange rate applied: €1 for £0.8617 (average rate for December 2023). This rate will be updated, in particular with regard to the annual variable compensation, at the time of the bonus payment expected in July 2024 (subject to prior approval by the Company's Annual Ordinary General Meeting to be held in June 2024).

Compensation of the CEO and Associate Managing Officers —2024
The Board of Directors, during its meeting held on December 20, 2023, confirmed the following base salaries for the current CEO and Associate Managing Officers with respect to the year ended December 31, 2024:

General Management	2024 Base Salary
Thomas Lingelbach	€573,195.00
Franck Grimaud	€291,747.50
Peter Bühler	€410,970.00
Frédéric Jacotot	€228,093.50
Juan Carlos Jaramillo	€375,486.50
Dipal Patel	£314,150.00
Adoption of Clawback Policy
In November 2023, in accordance with Rule 10D-1 promulgated under the Exchange Act and Nasdaq Listing Rule 5608, we adopted an incentive compensation recoupment policy which is filed herewith as Exhibit 97.1.
Limitations on Liability and Indemnification Matters
Under French law, provisions of bylaws that limit the liability of the members of the Board of Directors, the Chief Executive Officer and Deputy Chief Executive Officer(s) (together with the Chief Executive Officer, the “Executive Officers”) are prohibited. However, French law allows sociétés européennes to contract for and maintain liability insurance against civil liabilities incurred by members of the Board and Executive Officers involved in a third-party action, provided that they acted in good faith and within their capacities as members of such board or management of the company. Criminal liability cannot be indemnified under French law, whether directly by the company or through liability insurance.
We have liability insurance for our Board members, Executive Officers and other members of our Executive Committee and have obtained insurance coverage for liability under the Securities Act. We also have entered into agreements with our Board members and Executive Officers to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We believe that this insurance and these agreements are necessary to attract qualified Board members and Executive Officers.
These agreements may discourage shareholders from bringing a lawsuit against our Board members and Executive Officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our Board members and Executive Officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our Board members and Executive Officers pursuant to these insurance agreements.
Equity Incentives
We believe our ability to grant equity incentives is a valuable and necessary compensation tool that allows us to attract and retain the best personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of our business. In accordance with French corporate law, we have historically granted several different equity incentive instruments to our management and our employees, including stock options and free ordinary shares.
Our Board of Directors’ authority to grant these stock options and free ordinary shares and the aggregate amount authorized to be granted must be approved by two-thirds of the shareholders voting in the relevant extraordinary shareholders’ meeting. Once approved by our shareholders, our Board of Directors can continue to grant such awards for a specified period.
We currently have various long-term incentive plans for our management and employees that have been approved by our shareholders. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the conversion ratio and/or the exercise price of the outstanding stock options.
Stock Options
Since 2013, we have granted stock options to employees and management pursuant to seven successive plans.

Since 2015, our employee stock option plans, or ESOPs, have primarily been for the benefit of non-executive employees, while members of the Management Board and the Management Committee, as well as the Manufacturing Site Heads (since 2017), had the opportunity to participate in four-year free share programs (convertible preferred shares or ordinary shares).
The beneficiaries receive a number of options, depending notably on their job functions, that they can convert into ordinary shares during specific exercise periods that are announced by the management and subject to applicable vesting periods.
Typically, each option converts into one ordinary share. However, under our 2013 stock option plan, the Management Board determined that, in accordance with applicable legal requirements and following a public offering with subscription rights, one option under this plan would convert into 1.099617653 ordinary shares.
With the exception of our 2013 stock option plan, our ESOPs do not include a discount on the exercise price. Our 2013 stock option plan provided for a 10% discount on the average Euronext Paris closing share price over the twenty trading days immediately preceding the option grant date.
All stock options not exercised within ten years of the grant date lapse without compensation.
The following table sets forth the stock options outstanding as of December 31, 2023 (or which were in force during 2023):

Plan name	ESOP 2013	ESOP 2015	ESOP 2016	ESOP 2017	ESOP 2019	SLG SOP 2022	ESOP 2022	SLG SOP 2023	ESOP 2023
General Meeting date	June 28, 2013	June 26, 2014	June 30, 2016	June 30, 2016	June 28, 2018	June 23, 2022	June 23, 2022	June 21, 2023	June 21, 2023
Grant date	October 2, 2013	July 28, 2015	October 7, 2016	December 7, 2017	September 30, 2019	October 10, 2022	October 10, 2022	December 15, 2023	December 15, 2023
Subscription price	€2.919	€3.92	€2.71	€2.85	€3.05	€6.47	€6.47	€5.25	€5.25
Option/share conversion ratio	1: 1.099617653 (then rounded-up for each beneficiary)	1: 1	1: 1	1: 1	1: 1	1: 1	1: 1	1: 1	1: 1
Stock options granted to employees and/or corporate officers by the Management Board at launch of plan	1,052,950	712,000	584,250	1,269,500	2,670,010	1,159,751	2,154,500	1,284,519	2,156,750
Vesting dates	October 2, 2015 (for 50% of the options) October 2, 2017 (for the remaining 50%)	July 28, 2017 (for 50% of the options) July 28, 2019 (for the remaining 50%)	October 7, 2018 (for 50% of the options) October 7, 2020 (for the remaining 50%)	December 7, 2019 (for 50% of the options) December 7, 2021 (for the remaining 50%)	September 30, 2020 (for 1/3 of the options) September 30, 2021 (for another 1/3 of the options) September 30, 2022 (for the remainder)	October 10, 2023 (for 1/3 of the options) October 10, 2024 (for another 1/3 of the options) October 10, 2025 (for the remainder)	October 10, 2023 (for 1/3 of the options) October 10, 2024 (for another 1/3 of the options) October 10, 2025 (for the remainder)	December 15, 2024 (for 1/3 of the options) December 15, 2025 (for another 1/3 of the options) December 15, 2026 (for the remainder)	December 15, 2024 (for 1/3 of the options) December 15, 2025 (for another 1/3 of the options) December 15, 2026 (for the remainder)
Stock options exercised as of December 31, 2023	630,050	478,845	383,250	427,025	0	0	0	0	0
Shares resulting from exercise of stock options	692,888	478,845	383,250	427,025	0	0	0	0	0
Outstanding stock options as of December 31, 2023	0	43,655	14,500	551,475	1,770,676	1,159,751	1,617,500	1,284,519	2,135,500
Of which outstanding stock options held by corporate officers	0	0	0	0	0	790,236	0	949,029	0
Shares potentially resulting from stock option exercise after December 31, 2023	0	43,655	14,500	551,475	1,770,676	1,132,977	1,617,500	1,284,519	2,135,500
Stock options having lapsed as of December 31, 2023	422,900	189,500	186,500	291,000	899,334	26,774	537,000	0	21,250

Free Ordinary Shares
Free ordinary shares (actions ordinaires gratuites) are employee equity incentive instruments pursuant to which the beneficiaries are granted, for free, the possibility to receive our ordinary shares under certain conditions.
As of December 31, 2023, the number of unvested outstanding free shares that have been granted by the Company to the CEO (formerly Chairman of the Management Board) is 260,696 shares and a total of 465,796 for the Associate Managing Officers (former members of the Management Board).
 The following table shows the free ordinary shares outstanding as of December 31, 2023:

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
Duration of vesting period
The vesting period is set at two (2) years as from December 19, 2019 for the first tranche, three (3) years as from December 19, 2019 for the second tranche, and four (4) years as from December 19, 2019 for the third tranche. The vesting (attribution définitive) of each tranche is subject to performance and employment conditions.

Date of availability
Following free ordinary shares vesting, no compulsory holding period will be applicable to the beneficiaries that are non-executive employees.
However, in accordance with section II (fourth paragraph) of Article L.225-197-1 of the French Commercial Code, in their meeting held on November 21, 2019, the Supervisory Board decided that the beneficiaries that are corporate officers should keep not less than 20% of the vested free shares of each tranche until termination of their office as Management Board member or corporate officer.

Free ordinary shares fully vested as of December 31, 2023	1,186,280
Free ordinary shares being vested as of December 31, 2023	536,124
Free ordinary shares lapsed as of December 31, 2023	469,543

Performance and employment conditions
Concerning non-corporate officers employees, the vesting of each tranche will be contingent upon the beneficiary’s performance in the Relevant Year having been rated not lower than “Meets Expectations” (regardless of any qualifying sign), as assessed by his/her supervisor under the Company’s employee performance appraisal rules.
Concerning corporate officers, the vesting of each tranche will be contingent upon the level of achievement of the Management Board member’s collective and individual goals in the Relevant Year (as defined below), as assessed by the Supervisory Board (or the Board of Directors), starting above 60% (60% = no vesting) and increasing in a linear way, so that 80% goal achievement will result in vesting of 50% of the relevant tranche and 100% goal achievement will result in vesting of 100% of the relevant tranche.
Relevant Year means 2021 for the first tranche, 2022 for the second tranche and 2023 for the third tranche. If a vesting period expires before the performance has been assessed for the Relevant Year, the vesting of the relevant tranche will be postponed until all Participants have been assessed.
Additionally, each of the beneficiaries must continuously remain a corporate officer or employee (full time or not less than 80%) of the Company or a direct or indirect subsidiary of the Company until vesting, subject to the retirement exception below.

Provisions relating to retirement
The beneficiaries who, prior to the vesting of all or part of the free ordinary shares granted to them, retire in accordance with the age requirements of their pension plan, will retain a portion of their free ordinary shares, and this applies to each of the tranches that have not yet vested. The number of shares thus retained will be calculated according to the period elapsed between the date of the initial allocation of free ordinary shares until the date of the executive’s retirement, in relation to the total duration of the tranche in question (two, three or four years) – provided, however, that the performance condition defined in the plan is declared satisfied during the performance appraisal immediately preceding the retirement of the beneficiary in question. For beneficiaries that are corporate officers, the level of performance will also affect the amount of shares kept.

Provisions relating to a change of control
If (a) a Change of Control (as defined below) occurs not earlier than December 19, 2021, and (b) the performance condition stated above was met for the calendar year immediately preceding the year of Change of Control (or for the year of Change of Control if already assessed), all tranches will vest immediately. For beneficiaries that are corporate officers, their level of performance will also affect the amount of shares that will be the subject of accelerated vesting.
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
Duration of vesting period
The vesting period is set at two (2) years as from October 10, 2022 for the first and the second tranches, and three (3) years as from October 10, 2022, for the third tranche. The vesting (attribution définitive) of each tranche of ordinary shares will be subject to employment conditions.

Date of availability
Following free shares vesting, no compulsory holding period will be applicable to the beneficiaries that are non-executive employees.
However, in accordance with section II (fourth paragraph) of Article L.225-197-1 of the French Commercial Code, in their meeting held on June 22, 2022, the Supervisory Board decided that the beneficiaries that are corporate officers should keep not less than 20% of the vested free shares of each tranche until termination of their office as Management Board member or corporate officer.

Free ordinary shares fully vested as of December 31, 2023	0
Free ordinary shares being vested as of December 31, 2023	374,390
Free ordinary shares lapsed as of December 31, 2023	0
Performance and employment conditions
No performance condition. However, the beneficiaries of the plan must, on an ongoing basis, remain corporate officers or employees (full time or at least 80%) of the Company or of a direct or indirect subsidiary of the Company until the grant of the free ordinary shares allocated to them.

Provisions relating to retirement	The beneficiaries who retire in accordance with the age requirements of their pension plan prior to full vesting will be entitled to a pro rata number of shares for each unvested tranche based on the period from the date of grant to retirement in relation to the total term of the tranche in question, provided, however, that for purposes of this calculation, the term of the first tranche shall be considered to be one year.
Provisions relating to a change of control
If a Change of Control takes place before October 10, 2024, and Article L.225-197-1, III of the French Commercial Code does not apply, the plan will be canceled and the Company will indemnify the beneficiaries for the loss of unvested free ordinary shares granted under the canceled plan, subject however for the beneficiaries that are corporate officers to the shareholders’ approval to the indemnity so allocated. The gross amount of this indemnity will be calculated as though such free shares had been vested upon the Change of Control. The conditions and limitations set forth in the applicable plan rules will apply to this calculation mutatis mutandis.
“Change of Control” shall mean that a person or entity other than the Company’s current shareholders has taken control of the Company, “control” having the meaning set forth in Article L.233-3 of the French Commercial Code.

Plan name	Second Special 2022-2024 free ordinary share plan
General Meeting date	June 23, 2021
Management Board decision	December 6, 2022
Free ordinary shares granted by the Management Board	December 6, 2022
Duration of vesting period	The vesting period for the shares is set at two (2) years from December 6, 2022. The vesting (attribution définitive) of each tranche of ordinary shares will be subject to employment conditions.
Date of availability
No holding period is applicable to ordinary shares vested. However, in accordance with section II (fourth paragraph) of Article L.225-197-1 of the French Commercial Code, in their meeting held on May 4 and October 12, 2022, the Supervisory Board decided that the beneficiary should keep not less than 10% of the vested free shares of each tranche until termination of his office as Management Board member or corporate officer.

Free ordinary shares fully vested as of December 31, 2023	0
Free ordinary shares being vested as of December 31, 2023	27,521
Free ordinary shares lapsed as of December 31, 2023	0
Performance and employment conditions	The beneficiary of the plan must, on an ongoing basis, retain the status of corporate officer or employee (full-time or at least 80%) of the Company or of a direct or indirect subsidiary of the Company until the vesting of the free ordinary shares allocated to him. There is no performance condition.
Provisions relating to a change of control
If (a) a Change of Control takes place before December 6, 2024, and (b) the above-mentioned employment conditions is satisfied until the Change of Control, and (c) Article L.225-197-1, III of the French Commercial Code does not apply, the plan will be cancelled and the Company will indemnify the beneficiaries for the loss of unvested free ordinary shares granted under the cancelled plan, subject however to the shareholders’ approval to the indemnity so allocated. The gross amount of this indemnity will be calculated as though such free shares had been vested upon the Change of Control.

“Change of Control” shall mean that a person or entity other than the Company’s current shareholders has taken control of the Company, “control” having the meaning set forth in Article L.233-3 of the French Commercial Code.

Plan name	Free ordinary share plan 2023-2026
General Meeting date	June 23, 2021
Management Board decision	December 15, 2023
Free ordinary shares granted by the Management Board
445,320 allocated in three tranches, each amounting to one third of the total ordinary shares granted by the Management Board. If one third is not a whole number, the number of free shares will be rounded down for the first two tranches and rounded up for the third tranche.

Duration of vesting period
The vesting period is set at two (2) years as from December 15, 2023 for the first and the second tranches, and three (3) years as from December 15, 2023, for the third tranche. The vesting (attribution définitive) of each tranche of ordinary shares will be subject to employment conditions.

Date of availability
Following free shares vesting, no compulsory holding period will be applicable to the beneficiaries that are non-executive employees.
However, in accordance with section II (fourth paragraph) of Article L.225-197-1 of the French Commercial Code, in their meeting held on March 9, 2023 (confirmed on June 21, 2023), the Supervisory Board decided that the beneficiaries that are corporate officers should keep not less than 20% of the vested free shares of each tranche until termination of their office as Management Board member or corporate officer.

Free ordinary shares fully vested as of December 31, 2023	0
Free ordinary shares being vested as of December 31, 2023	445,320
Free ordinary shares lapsed as of December 31, 2023	0
Performance and employment conditions
No performance conditions.
However, the beneficiaries of the plan must, on an ongoing basis, remain corporate officers or employees (full time or at least 80%) of the Company or of a direct or indirect subsidiary of the Company until the grant of the free ordinary shares allocated to them, except for the retirement provisions described below.

Provisions relating to retirement	The beneficiaries who retire in accordance with the age requirements of their pension plan prior to full vesting will be entitled to a pro rata number of shares for each unvested tranche based on the period from the date of grant to retirement in relation to the total term of the tranche in question, provided, however, that for purposes of this calculation, the term of the first tranche shall be considered to be one year.
Provisions relating to a change of control
If a Change of Control takes place before December 14, 2025, and Article L.225-197-1, III of the French Commercial Code does not apply, the plan will be canceled and the Company will indemnify the beneficiaries for the loss of unvested free ordinary shares granted under the canceled plan, subject however for the beneficiaries that are corporate officers to the shareholders’ approval to the indemnity so allocated. The gross amount of this indemnity will be calculated as though such free shares had been vested upon the Change of Control. The conditions and limitations set forth in the applicable plan rules will apply to this calculation mutatis mutandis.
“Change of Control” shall mean that a person or entity other than the Company’s current shareholders has taken control of the Company, “control” having the meaning set forth in Article L.233-3 of the French Commercial Code.

Phantom Shares
In recent years, we established Phantom Stock Option Programs with terms and conditions similar to the then-existing ESOPs described above, for employees who are U.S. tax citizens.
The Phantom Stock Option Programs are based on our share price and entitle the participants to a potential cash bonus if there has been an increase in our share price compared to the strike price at the grant date. Each employee participating in the program has phantom stock options potentially giving right to a certain number of phantom shares, which will be settled in cash instead of equity.
The overall objectives of the Phantom Stock Option Programs were (i) to retain certain employees who are U.S. citizens, (ii) to create long-term incentive for the participants, because they were not eligible for the ESOPs, and consequently (iii) to align the interests of our employees who are U.S. citizens and our employees eligible for the ESOPs.

The strike price per phantom share for each program is calculated on the basis of the volume-weighted average closing price of our shares on Euronext Paris during a period of 20 trading days prior to the grant of options under the parallel ESOP. Current strike prices are set in a range from €2.71 to €3.92. The phantom shares will be settled in cash until 2030 by subtracting the entry price per share from the market price per share and multiplying the result by the total number of granted phantom shares, but only if our market price per share at that date exceeds the strike price. The market price per share will be based on the closing price of our shares on Euronext Paris on the date of receipt of the exercise notice.
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
As of December 31, 2023, the Phantom Stock Option Programs and Phantom Free Share plan consisted of an aggregate of 410,500 phantom shares.
The Phantom Stock Option Programs and Phantom Free Share plan do not have any dilutive effect on our shareholders, as the phantom shares do not constitute or qualify for our ordinary shares.
The liability for the phantom plans is measured (initially at the end of each reporting period until settled) at the fair value of the share options rights, by applying an option pricing model taking into account the terms and conditions on which the phantom rights were granted and the extent to which the employees have rendered services to date.
C. Board Practices
On December 20, 2023, our shareholders approved the change from a two-tier governance system under which we were governed by a Supervisory Board and Management Board to a one-tier governance system led by a Board of Directors, with our senior management comprising an Executive Committee. Responsibility for the general management of the Company rests with our Executive Committee, notably our Chief Executive Officer (Directeur Général) and five other members of the Executive Committee appointed as Associate Managing Officers (Directeurs Généraux Délégués).
We present the details of both the Supervisory Board and the Board of Directors below.
Composition
The Supervisory Board was composed of a minimum of three and a maximum of eighteen members, each appointed for a renewable term of three years at the general meeting of shareholders. The age limit for the members of the Supervisory Board was 80. The terms of Ms. Sharon Tetlow and Dr. Johanna Pattenier were renewed at the general meeting of shareholders in June 2023, and at this meeting shareholders also approved the appointment of Dr. Kathrin Jansen to the Supervisory Board for a three-year term. The terms of Mr. James Connolly, Ms. Anne-Marie Graffin, Mr. Frédéric Grimaud, and Mr. James Sulat were to expire at the end of the general meeting of shareholders in 2025. The term of Bpifrance Participations, represented by Ms. Maïlys Ferrère, was to expire at the end of the general meeting of shareholders in 2025. The appointees were selected by the shareholders.
The Board of Directors is composed of a minimum of three and a maximum of eighteen members. Directors are appointed for a renewable term of three years at the general meeting of shareholders. The age limit for the members of the Supervisory Board is 80, and no more than 20% of the directors may be over 75 years old. The limitations on holding such an appointment concurrently with an appointment in another company are subject to the applicable legal and regulatory provisions. All of our directors were appointed by our shareholders during the combined general meeting on December 20, 2023. The terms of Mr. Connolly, Ms. Graffin, Dr. Jansen, and Mr. Lingelbach will expire at the end of the general meeting of shareholders in 2026. The terms of Mr. Sulat and Bpifrance Participations, represented as of the date of this annual report by Ms. Maïlys Ferrère, will expire at the end of the general meeting of shareholders in 2025. The general meeting of shareholders may revoke the appointments of directors at any time during the meeting by a simple majority vote. The directors are selected by the shareholders and may be individuals or companies (represented by a designated individual). With the exception of Mr. Lingelbach, our Chief Executive Officer and member of the Board of Directors who has a management agreement with our subsidiary Valneva Austria GmbH, none of our directors serve pursuant to a service contract providing benefits upon termination of service as a director.
Role of the Board in Risk Oversight
Our Supervisory Board was, and the Board of Directors is, primarily responsible for the oversight of our risk management activities and has delegated to the Audit and Committee (as defined below) the responsibility to assist the Board in this task. While our Board oversees our risk management, our management, through the Executive Committee, is responsible for day-to-day risk management processes. Our Board expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Board. We believe this division of responsibilities is the most effective approach for addressing the risks we face.
Committees
The Supervisory Board had established three committees that operated during the year ended December 31, 2023 pursuant to rules of procedure adopted by the Supervisory Board. These committees were the Nomination and Compensation Committee, the Audit and Governance Committee, and the Environmental, Social, and Governance (ESG) Committee.

Two of these committees were renamed in the rules of procedures adopted by our Board of Directors in connection with our governance change on December 20, 2023. The committee descriptions below refer to the committees as of January 1, 2024 but are accurate with respect to the Supervisory Board committees unless otherwise noted.
The Board of Directors has established four committees, each of which operates pursuant to rules of procedure adopted by the Board. These committees are the Audit, Compliance and Risk Committee, the Nomination, Governance and Compensation Committee, the Scientific Committee, and the ESG Committee. The respective responsibilities of the Audit, Compliance and Risk Committee and the ESG Committee will be reviewed during 2024 to take account of the latest legislation on sustainability reporting.
Subject to available exemptions, the composition and functioning of all of our committees will comply with all applicable requirements of the French Commercial Code, the Exchange Act, the Nasdaq listing rules and SEC rules and regulations.
In accordance with French law, committees of our Board will only have an advisory role and can only make recommendations to our Board of Directors. As a result, decisions will be made by our Board of Directors taking into account non-binding recommendations of the relevant Board committee.
Audit and Governance Committee (as of December 20, 2023: Audit, Compliance and Risk Committee)
We refer in this section to the “Audit Committee”, and this description applies to both the committee of the Supervisory Board and the committee of the Board of Directors unless otherwise noted.
The Audit Committee assists our Board in its oversight of our corporate accounting and financial reporting and oversees the selection of our auditors, their remuneration and independence and keeps the Board informed on control systems, key processes and procedures, security and risks. As of December 20, 2023, the charter of the Audit Committee also specifically includes oversight of risks relating to cybersecurity. The Audit Committee previously had oversight of these risks in practice, but this was not specifically noted in its charter.
The members of our Audit Committee prior to December 20, 2023 were Sharon Tetlow (chair), James Sulat, and James Connolly. The Supervisory Board determined that Ms. Tetlow, Mr. Sulat and Mr. Connolly were independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The Supervisory Board further determined that Ms. Tetlow was an “audit committee financial expert” as defined by the Nasdaq listing rules and that each of the members qualified as financially sophisticated under the Nasdaq listing rules.
The members of our Audit Committee as of the date of this annual report are James Sulat (chair), James Connolly, and Bpifrance Participations, represented by Maïlys Ferrère. Our Board has determined that Mr. Connolly, Mr. Sulat, Mr. Connolly, and Bpifrance Participations, represented by Ms. Ferrère are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our Board has further determined that Mr. Sulat is an “audit committee financial expert” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq listing rules.
The principal responsibility of our Audit Committee is to monitor the existence and efficacy of our financial audit and risk control procedures on an ongoing basis.
Our Supervisory Board assigned, and our Board of Directors has assigned, the following duties specifically to the Audit Committee:
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
Nomination and Compensation Committee (as of December 20, 2023: Nomination, Governance and Compensation Committee)
We refer in this section to the “Nomination Committee”, and this description applies to both the committee of the Supervisory Board and the committee of the Board of Directors unless otherwise noted.
Our Nomination Committee assists our Board with respect to the appointment and the compensation of the members of our Board and Executive Committee (previously, the Supervisory Board and Management Board). In accordance with operating rules adopted by the Board, the Nomination Committee is composed of at least three members (or their permanent representatives) appointed by the Board.
The members of our Nomination Committee prior to December 20, 2023 were Anne-Marie Graffin (chair), James Sulat and Johanna Pattenier, all of whom were independent.
The members of our Nomination Committee as of the date of this annual report are Anne-Marie Graffin (chair), James Sulat and James Connolly, all of whom are independent.
Our Supervisory Board assigned, and our Board of Directors has assigned, the following duties specifically to the Nomination Committee:

•reviewing our compensation policy, in particular the description of our collective objectives (applicable company-wide) and individual objectives (for members of the Management Board or, since December 20, 2023, the Executive Committee),
•reviewing the compensation of the members of our Management Board or, since December 20, 2023, Executive Committee,
•examining and making proposals with respect to the various components of corporate officers’ compensation, the policy concerning the distribution of equity such as warrants, stock options, grants and capital increases reserved for members of our savings plan the allocation of incentive bonuses and all the provisions relating to retirement benefits and any other kind of benefit,
•examining the amount of attendance fees among Board members,
•assisting the Board in the selection of directors, the members of the Executive Committee, and the members of Board committees, and
•making recommendations with respect to the independence of the members of the Board and committees.
Scientific Committee
Our Scientific Committee was established on December 20, 2023 and assists our Board in oversight of the Company’s research and development programs, portfolio strategy and scientific and technological expertise. In accordance with operating rules adopted by the Board, the Scientific Committee is composed of at least two members (or their permanent representatives) appointed by the Board. The members of our Scientific Committee are Kathrin Jansen and Thomas Lingelbach. Dr. Jansen is the chair of the committee.
Environmental, Social and Governance (ESG) Committee
Our Environmental, Social, and Governance Committee, or the ESG Committee, assists our Board in fulfilling its responsibilities relating to ESG matters under applicable law and as the Board may otherwise determine, including review of the Company’s ESG strategy and public disclosures on ESG matters. In accordance with operating rules adopted by the Board, the ESG Committee is composed of at least three members (or their permanent representatives) appointed by the Board. The members of the ESG Committee prior to December 20, 2023 were Frédéric Grimaud (chair), Kathrin Jansen and Bpifrance Participations, represented by Maïlys Ferrère. The members of our ESG Committee as of the date of this annual report are Thomas Lingelbach, Kathrin Jansen and Bpifrance Participations, represented by Maïlys Ferrère. Mr. Lingelbach is the chair of the committee.
D. Employees
As of December 31, 2023, we had a headcount of 676 employees located in Austria, Canada, France, Sweden, the United Kingdom and the United States. The table below shows the number of employees employed by us and each of our subsidiaries:

Location	Number of Employees
Valneva Austria GmbH	271
Valneva Canada Inc.	8
Valneva France SAS	11
Valneva Scotland Ltd	167
Valneva SE	56
Valneva Sweden AB	124
Valneva UK Ltd	11
Valneva USA, Inc.	28
Total	676
Of these employees, approximately 33% were primarily engaged in manufacturing, 31% in research and development, 26% in general and administrative functions, and 10% in commercial operations.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees, advisors, and consultants. The principal purposes of our equity incentive plans are to attract, retain, and reward personnel through the granting of equity-based compensation awards in order to increase shareholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.
Pursuant to local laws, including the laws of France and Austria, some of our employees are covered by collective bargaining agreements. We consider our relationship with our employees to be good.
E. Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”
F. Disclosure of Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table and accompanying footnotes sets forth, as of December 31, 2023, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•each of the members of our Board of Directors (including the former Chair of the Management Board) and our Associate Managing Officers (former Management Board members), individually or as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free ordinary shares that vest within 60 days of December 31, 2023 and options that are currently exercisable or exercisable within 60 days of December 31, 2023. Ordinary shares subject to free ordinary shares that vest within 60 days of December 31, 2023, and options currently exercisable or exercisable within 60 days of December 31, 2023 are deemed to be outstanding for computing the percentage ownership of the person holding these free ordinary shares or options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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

Unless otherwise indicated in the notes under the table, the address of each beneficial owner listed in the table below is c/o Valneva SE, 6 rue Alain Bombard, 44800 Saint-Herblain, France.

	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders:
Groupe Grimaud La Corbière SAS(1)	13,204,831	9.51
Bpifrance Participations SA and affiliated entities(3)	12,801,207	9.22
Pfizer Inc.(2)	9,549,761	6.87
Deep Track Capital(4)	7,526,807	5.42
Members of the Board of Directors (5):
Mr. Thomas Lingelbach	385,545	*
Ms. Anne-Marie Graffin	14,250	*
Mr. James Connolly	—	*
Mr. James Sulat	30,367	*
Ms. Kathrin Jansen	—	—
Bpifrance Participations (represented by Maïlys Ferrère)	8,639,886	6.22
Associate Managing Officers (members of the Management Board until December 20, 2023) (5) :
Mr. Franck Grimaud	635,218	*
Mr. Frederic Jacotot	276,158	*
Mr. Peter Bühler	44,744	*
Mr. Juan Carlos Jaramillo	44,744	*
Ms. Dipal Patel	—	—
All members of our Board of Directors and Associate Managing Officers as a group	14,232,233	10.25%
*    Represents beneficial ownership of less than 1%.
(1)Consists of 13,204,831 ordinary shares held by Groupe Grimaud La Corbière SAS (“Groupe Grimaud”). The majority shareholder of Groupe Grimaud is La Financière Grand Champ, a French company. Voting and investment control over the shares is held in Groupe Grimaud La Corbière by a strategic shareholders committee (Comité Stratégique des Actionnaires) comprised of Frédéric Grimaud, Joseph Grimaud, Claire Grimaud-Mandin, Odile Grimaud-Chateigner, Patrick Neaume, Unigrains (represented by Nicolas Mulle), Idia Participations (represented by Manuel Leal) and Bpifrance Participations (represented by Louis Molis). The principal business address of Groupe Grimaud and La Financiere Grand Champ is 3 La Corbière – Roussay – 49450 Sevremoine, France. Frédéric Grimaud, a member of our former Supervisory Board, is the President and Chief Executive Officer of Groupe Grimaud.
(2)As reported in a Schedule 13G filed with the SEC on June 29, 2022. The principal address for Pfizer Inc. is 235 E. 42nd Street, New York, NY 10017.
(3)As reported in a Schedule 13D filed with the SEC on June 30, 2023. Bpifrance Participations SA (f/k/a Fonds Stratégique d’Investissement, “Bpifrance”) is a French public investment fund specializing in the business of equity financing via direct investments or fund and is a wholly owned subsidiary of Bpifrance S.A., a French financial institution (“Bpifrance S.A.”). Caisse des Dépôts (“CDC”) and EPIC Bpifrance (“EPIC”) each hold 49.2% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance. As of June 29, 2023, (i) Bpifrance Participations SA held directly 8,639,886 ordinary shares and 17,247,792 voting rights, and (ii) CDC Croissance S.A., a wholly-owned subsidiary of CDC (“CDC Croissance”), held, through CDC PME CROISSANCE & CDC TECH CROISSANCE, 4,161,321 ordinary shares and 4,161,321 voting rights. Neither Bpifrance S.A. nor EPIC held any ordinary shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 8,639,886 ordinary shares and 17,247,792 voting rights indirectly through its 99.99% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 8,639,886 ordinary shares and 17,247,792 voting rights, indirectly through its joint ownership and control of Bpifrance S.A. CDC may be deemed to be the beneficial owner of (x) 8,639,886 ordinary shares and 17,247,792 voting rights, indirectly through its joint ownership and control of Bpifrance S.A. and (y) 4,161,321 ordinary shares and 4,161,321 voting rights, indirectly through its ownership of CDC Croissance. The board of directors of Bpifrance holds voting and investment power over these shares and is comprised of Bpifrance’s chief executive officer, three directors appointed by the French State, three directors appointed by CDC and three independent directors. The principal address for CDC is 56, rue de Lille, 75007 Paris, France and for Bpifrance, Bpifrance S.A. and EPIC is 27-31 avenue du Général Leclerc, 94700 Maisons-Alfort Cedex, France.

(4)As reported in a Schedule 13G filed with the SEC on February 14, 2024. Voting and dispositive power over the shares is shared by Deep Track Capital, LP, Deep Track Biotechnology Master Fund, Ltd. and David Kroin. The principal business address of Deep Track Capital, LP is 200 Greenwich Avenue, 3rd Floor, Greenwich CT 06830. The principal business address of Deep Track Biotechnology Master Fund, Ltd. is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, KY1-9001, Cayman Islands. The principal business address of David Kroin is c/o Deep Track Capital, LP, 200 Greenwich Avenue, 3rd Floor, Greenwich CT 06830.
(5)The business address of Messrs. Thomas Lingelbach, Juan Carlos Jaramillo and Peter Bühler is located at Valneva Austria GmbH, Campus Vienna Biocenter 3, 1030, Vienna (Austria). The business address of Ms. Dipal Patel is located at: Valneva UK Ltd, Centaur House, Ancells Business Park, Ancells Road, Fleet, Hampshire, U51 2UJ (United Kingdom).
Significant Changes in Percentage Ownership
The significant changes in the percentage ownership held by our principal shareholders since January 1, 2021 were primarily the result of (i) our issuance and sale of 8,145,176 ordinary shares (including in the form of ADSs) in our May 2021 U.S. public offering and European private placement, (ii) our issuance and sale of 5,175,000 ordinary shares (including in the form of ADSs) in our November 2021 U.S. public offering and European private placement, (iii) our issuance and sale of 9,549,761 ordinary shares to Pfizer in June 2022 and (iv) our issuance and sale of 21,000,000 ordinary shares (including in the form of ADSs) in our October 2022 U.S. public offering and European private placement.
Voting Rights
A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years, starting from the registration of the Company in the form of a European company.
Shareholders in the United States
To our knowledge, as of December 31, 2023, approximately 36,552,062 shares, or 26% of our ordinary shares outstanding at that date, were held of record by 45 residents of the United States.
B. Related Party Transactions
Since January 1, 2023, we have engaged in the following transactions with members of our Management and Supervisory Boards and holders of more than 5% of our outstanding voting securities, and their respective affiliates, which we refer to as our related parties.
Transactions With Groupe Grimaud and Affiliates
In September 2018, we entered into a collaboration and research license agreement, or CRLA, with Groupe Grimaud La Corbière SA (now Groupe Grimaud Corbière SAS), or Groupe Grimaud, which was subsequently assigned to Vital Meat SAS, or Vital Meat, a French company and affiliate of Groupe Grimaud, for the purpose of collaborating with Groupe Grimaud to explore the possibility of using our avian cell lines to produce nutritional meat-like substances. Under this agreement, which was renewed and extended until April 30, 2022, we granted Groupe Grimaud non-exclusive research license to use our EBx platform (excluding EB66), provided Groupe Grimaud with certain assistance and provided office space and certain equipment to Groupe Grimaud in connection with such research. Groupe Grimaud and affiliates made payments relating to the CRLA totaling €189.0 thousand excluding tax in 2022. Vital Meat continues to rent certain of our office space and equipment pursuant to a premises and equipment provision agreement dating to September 2018 which was last amended in November 2022. Groupe Grimaud and affiliates paid €129.3 thousand under this agreement in 2023 (2022: €0 thousand).
Following expiration of the CRLA, in May 2022 we entered into a sale and licensing agreement, or EBx Agreement, with Vital Meat, pursuant to which we agreed to sell our “Cleanmeat” patent and the EBx platform (excluding EB66) to Vital Meat and granted Vital Meat an exclusive commercial license to use certain Valneva know-how and patents in the context of developing nutritional meat-like substances. The EBx Agreement provides for upfront and milestone payments to Valneva of €4.0 million, royalties equal to three percent of net sales of products developed using the EBx platform, and sublicensing revenues ranging from 25% to 75%. We received €1.0 million pursuant to the EBx Agreement in 2022 and €0 in 2023. In July 2023, we amended certain non-financial terms of the EBx Agreement, including to allow for sublicensing and subcontracting relating to development activities.
Sale of Shares of BliNK Biomedical SAS
We previously held a 48.9% equity interest in BliNK Biomedical SAS, Marseille (BliNK), a private company not listed on a stock exchange that qualified as a related party because our Chief Business Officer was a member of BliNK’s supervisory board. On September 8, 2023, we sold this equity interest, and the proceeds of the sale amounted to €2.4 million. For the year ended December 31, 2023, the final sale resulted in a profit of €0.2 million. The transaction stipulates an earn-out component which entitles us to receive 0.006491% for each equity interest share of BliNK’s net revenue over a period of seven years. BliNK is no longer a related party as of October 12, 2023.
Arrangements with the Members of our Board of Directors and Executive Committee
Management and Board of Directors Compensation

See Item 6B of this Annual Report for information regarding compensation of the members of our Board of Directors and Executive Committee. We executed new management agreements with each member of our Executive Committee in 2023.
Indemnification Agreements
In connection with our global offerings in 2021 and 2022, we entered into indemnification agreements with each of our Management Board and Supervisory Board members. With certain exceptions and subject to limitations on indemnification under French law, these agreements provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We have liability insurance for the members of our Executive Committee and Board of Directors. We believe that this insurance and these agreements are necessary to attract qualified members of the Executive Committee and Board of Directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Related Person Transaction Policy
We comply with French law regarding approval of transactions with related parties. In May 2021, our Supervisory Board adopted a related person transaction policy that was re-adopted by the new Board of Directors in December 2023. This policy sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or similar contractual relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants and the amount involved in the transaction exceeds $120,000, with the exception of usual transactions concluded under normal conditions. A related person is any member of the Board of Directors, a Directeur Général Délégué (certain members of our Executive Committee), or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.
Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to the Board of Directors for review, consideration, and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction, and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each member of our Board of Directors and Executive Committee and, to the extent feasible, significant shareholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy.
In addition, under our Code of Conduct, our employees and the members of our Board of Directors and Executive Committee have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.
In considering related person transactions, the Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:
•the risks, costs and benefits to us;
•the impact on the independence of a member of the Board of Directors or Executive Committee in the event that the related person is a member of the Board of Directors or Executive Committee, immediate family member of a member of the Board of Directors or Executive Committee or an entity with which a member of the Board of Directors or Executive Committee is affiliated;
•the availability of other sources for comparable services or products; and
•the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.
The policy requires that, in determining whether to approve, ratify, or reject a related person transaction, the Board of Directors must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our shareholders, as the Board of Directors determines in the good faith exercise of its discretion.
Certain of the transactions described above were entered into prior to the adoption of the written policy, but our Board of Directors (or, prior to December 20, 2023, our Supervisory Board) evaluated and approved all transactions that were considered to be related party transactions under French law at the time at which they were consummated.
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
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

Item 10. Additional Information
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information set forth in Exhibit 2.3 “Description of Securities” is incorporated herein by reference.
C. Material Contracts
Agreements Relating to Product Sales
Department of Defense Contracts
In September 2020, the U.S. Department of Defense, Defense Logistics Agency, or DLA, awarded us a new contract for the supply of IXIARO, following previous contracts we have had with DLA since January 2019. The terms of the agreement contemplated an initial base year followed by two option years, each with a range of minimum and maximum potential dose orders. The base year had a minimum value of approximately $53 million for 370,000 doses, and the first option year, which DLA exercised, had a minimum value of approximately $28.8 million for 200,000 doses. The second option year, which DLA did not exercise, had a minimum value of approximately $36 million for 250,000 doses. We also agreed to provide additional inventory after September 2023 to mitigate the potential impact of unused stock that may expire. This replacement inventory will be provided without cost to DLA and resulted in a contract liability amounting to $5.2 million (€4.7 million) recognized as of December 31, 2023.
In September 2023, the DLA awarded us a new one-year contract for the supply of IXIARO. The contract has a minimum value of approximately $32.3 million for approximately 200,000 doses.
Since 2009, we have also had a Federal supply schedule contract with the Department of Veterans Affairs listing IXIARO.
Bavarian Nordic Distribution Agreements
In November 2020, Valneva Austria GmbH, or Valneva Austria, entered into a distribution agreement, or the IXIARO Distribution Agreement, with Bavarian Nordic A/S, or BN, pursuant to which Valneva Austria granted BN an exclusive right to import, market, promote, distribute, and sell IXIARO in Germany. In parallel, Valneva Sweden AB, or Valneva Sweden, entered into a distribution agreement, or the DUKORAL Distribution Agreement, with BN pursuant to which Valneva Sweden granted BN an exclusive right to import, market, promote, distribute, and sell DUKORAL in Germany. The IXIARO Distribution Agreement and the DUKORAL Distribution Agreement together are referred to as the BN Distribution Agreements.
In connection with BN’s purchase of the Vaxchora cholera vaccine, the DUKORAL Distribution Agreement was amended with effect in May 2023 to convert BN’s exclusive right to distribute DUKORAL to a non-exclusive distribution right and to terminate the agreement on December 31, 2025. The IXIARO Distribution Agreement will also terminate on December 31, 2025.
The BN Distribution Agreements include sub-distribution rights. Each of Valneva Austria and Valneva Sweden has a co-exclusive right to deliver, distribute, market, sell, promote, and import IXIARO and DUKORAL, as applicable, in Germany solely with respect to certain non-profit organizations. Pursuant to the BN Distribution Agreements, BN is required to use reasonable commercial efforts to promote, sell and distribute IXIARO and DUKORAL in Germany and is required to purchase an agreed upon minimum quantity of IXIARO and DUKORAL doses during each year of the BN Distribution Agreements. The DUKORAL Distribution Agreement, as amended, maintains this requirement for a minimum quantity but provides that this condition will lapse automatically if Valneva appoints another distributor of DUKORAL in Germany.
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
Agreements Relating to Product Development and Manufacturing
Pfizer License Agreement
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
We are obligated to grant licenses or sublicenses that are consistent with the Pfizer License directly to affiliates of Pfizer upon Pfizer’s written request. Each party also granted the other a non-exclusive, irrevocable, perpetual, royalty-free, fully paid-up worldwide license for research purposes with the right to sublicense to affiliates under its know-how, materials, and confidential information disclosed under the agreement.
In connection with the Pfizer License, we may not develop or exploit a competing product, and we must use commercially reasonable efforts to perform assigned obligations under a development plan. As partial consideration for the license grant, Pfizer paid us a one-time upfront payment of $130 million on June 15, 2020. We and Pfizer will each contribute towards development costs, and Pfizer is obligated to pay us up to $178 million in development milestones and low double-digit tiered royalties starting at 14% on net sales of licensed products, subject to specified offsets and reductions. Of this $178 million, (i) $143 million is comprised of additional payments related to the first stages of commercialization of VLA15 in the United States and Europe as well as the approval of the vaccine, (ii) $10 million is comprised of payments linked to development milestones related to the initiation of the VLA15-221 clinical study and was received in 2021, and (iii) $25 million related to the initiation of the Phase 3 clinical trial and was received in 2022. Royalties are payable on a licensed product-by-licensed product and country-by-country basis beginning with the first commercial sale of such licensed product in such country and ending on the last to occur of the date on which the sale, offer for sale or importation of such licensed product in such country would infringe, but for the license granted here, a valid claim covering such licensed product in such country and fifteen years after the first commercial sale of such licensed product in such country. In addition, the royalties will be supplemented by milestone payments of up to $100 million, payable to Valneva based on cumulative sales.
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
CEPI Funding Agreement
In July 2019, we entered into a funding agreement, or the CEPI Agreement, with CEPI. In connection with the CEPI Agreement, we were awarded up to $23.4 million in funding (paid in a series of six-month tranches) to further develop a chikungunya vaccine, or the product, and we are obligated to provide equitable access to project results on the terms and conditions of the CEPI Agreement. In 2022, the amount of funding we are eligible to receive under the CEPI Agreement was increased to $24.6 million. Under the CEPI Agreement, equitable access means the regular supply of chikungunya vaccines in all Non-Traveler’s Market Countries (as defined in the CEPI Agreement, covering mostly low and middle income countries) that have a demand for the vaccines at an affordable price (as defined in the CEPI Agreement) and, in the context of an outbreak or increased outbreak preparation need, means that vaccines are first available to populations in the affected territory when and where they are needed. In addition, we granted CEPI a limited non-exclusive, fully paid-up, sublicensable license, referred to as the Public Health License, under the project results and other intellectual property necessary to enable CEPI or a third party designated by CEPI to develop, manufacture, market, and/or supply the product worldwide solely to end users in an affected territory in preparation for or response to an outbreak. Such Public Health License shall only be effective upon specified license triggers.
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
Either party may terminate the CEPI Agreement upon an uncured material breach of the agreement or insolvency of the other party. CEPI may also terminate the agreement if we are unable to discharge our obligations, for safety, regulatory, or ethical issues, if we do not satisfy specified criteria for funding, if there are material changes to the development plan without CEPI’s prior written consent, or during the term any affiliate to whom we have assigned or transferred the agreement ceases to be our affiliate. We may also terminate the agreement (in whole or with respect to certain markets) for convenience at any time after 10 years following the grant of U.S. marketing approval for the product, at any time after three years following the grant of U.S. marketing approval for the product if we are unable to sell the product at a viable price, or if CEPI transfers or assigns the agreement other than to specified entities. Following the last to occur of (a) the granting of U.S. marketing approval for the product and (b) such approval in the first low income country, in the event we undergo a change of control or sell the entire chikungunya business, we may also terminate the agreement. In each of these terminations by Valneva, we have obligations to collaborate with CEPI for two years to find a third party supplier to whom our obligations under the CEPI Agreement will be assigned and to transfer the drug substance and drug product technology and related intellectual property (with the exception of trademarks) to such third party supplier. In lieu of such transfer, after two years following termination, the CEPI Agreement will be suspended, except for certain continuing obligations, until we and CEPI agree to continue the program appropriate to the circumstances.
In connection with our obligations under the CEPI Agreement, and following the execution of a binding term sheet in May 2020, in January 2021 we entered into definitive agreements with Instituto Butantan, a Brazilian public institute, and Fundação Butantan, a Brazilian non-profitable private foundation of the Instituto Butantan, which we refer to jointly as Butantan, engaged in the research, development, manufacture, and commercialization of vaccines in Brazil, pursuant to which we and Butantan intend to collaborate to transfer our drug product technology to Butantan, to enable Butantan to develop, manufacture, and commercialize our chikungunya vaccine in Latin America and in certain low and middle income countries and obtain WHO prequalification. In turn, Butantan will provide certain clinical and Phase 4 observational studies that we will use to meet regulatory requirements with the FDA. Butantan will also have to comply with certain CEPI requirements, among others, equitable access to the product and outbreak related obligations, including maintaining a Safety Stock.
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

Manufacturing Agreement with Vetter Pharma International
In April 2023, Valneva Austria GmbH entered into a non-exclusive commercial manufacturing services agreement, or the Vetter Agreement, with Vetter Pharma International GmbH, or Vetter, pursuant to which Vetter will provide syringes pre-filled with sterilized water in connection with the manufacturing of IXCHIQ. The maximum estimated value of the Vetter Agreement during the initial term is approximately €26.9 million. The Vetter Agreement will expire in April 2028 unless previously terminated and may be renewed for subsequent terms. Either party may terminate the Vetter Agreement in case of breach or insolvency on the part of the other party, and Vetter may terminate in case of a change of control of Valneva involving a Vetter competitor or in case the parties cannot agree on changes to manufacturing processes or prices that may be requested by Valneva.
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
The EC APA originally included an order for approximately 24.3 million doses of Product to be delivered to participating Member States in 2022 and allowed participating Member States to purchase up to approximately 35.7 million doses of Product for delivery in 2023. Participating Member States made upfront payments equal to a certain percentage of the total purchase price for their respective quantities of Product. The EC APA, as amended, included an order for 1.25 million doses of the Product for delivery in 2022 and allowed the participating Member States (Austria, Denmark, Finland, Germany, and Bulgaria) that received these doses to order up to an additional equivalent amount for delivery in 2022. The amount of the advance payments received by Valneva under the initial agreement is €117 million (recorded as contract liabilities). We have no obligation to repay these sums, which had been committed and/or spent in accordance with the terms of the initial agreement.
The EC APA remained in effect until all quantities of the Product ordered under the EC APA, as amended, were delivered. As of December 31, 2023, we have no continuing material obligations under the EC APA.
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
As amended, the Dynavax Agreement continued until Dynavax delivered all of the product ordered by Valneva.
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
UK Supply Agreement
In September 2020, Valneva Austria GmbH entered into a supply agreement, or the UK Supply Agreement, with the Secretary of State for Business, Energy and Industrial Strategy of the United Kingdom, or the UK Authority, pursuant to which we were obligated to develop, manufacture, and supply SARS-CoV-2 vaccines to the UK Authority in the United

Kingdom of Great Britain and Northern Ireland, or the UK, including an obligation for us to upgrade our manufacturing facilities in Scotland using funds provided in large part by the UK Authority. Our new Almeida facility is the result of this upgrade. Valneva received notice in September 2021 of the UK Authority’s decision to terminate the UK Supply Agreement. Valneva had not received any indication from the UK Authority prior to that date of its intention to terminate the agreement. The termination, based on the UK Authority’s discretionary right to terminate for convenience, became effective on October 10, 2021. On June 15, 2022, Valneva and the UK Authority entered into a settlement agreement, or the Settlement Agreement, that resolves certain matters relating to the obligations of Valneva and the UK Authority following the termination of the UK Supply Agreement and also clarifies other matters contained in the parallel clinical trials agreement, which remains in force. Certain of Valneva’s obligations remain in effect despite the termination of the UK Supply Agreement, as explained below.
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
Under the Settlement Agreement, we are required to pay the UK Authority a low single-digit royalty on net sales to non-UK customers of products manufactured in facilities used under the UK Supply Agreement, with a cap of €100 million. This obligation remains in effect after the termination of the UK Supply Agreement and after the Settlement Agreement, above a certain sales threshold. We have not recorded any repayment obligations under the royalties, as we consider the probability of repayment to be low. For further information, please refer to Note 5.5.2 of our financial statements for the year ended December 31, 2023, included elsewhere in this Annual Report. Through December 31, 2022, we had an obligation to repay the advances received from the UK Supply Agreement in connection with the new Almeida facility in the event of a sale, transfer or reallocation of those assets. This obligation amounted to €81.9 million and was recognized in our accounts as other revenue as of December 31, 2022 following the expiration of this condition on the same date.
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
E. Taxation
Material U.S. federal income tax considerations for U.S. Holders
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state, local, and non-U.S. tax consequences, estate tax consequences, alternative minimum tax consequences, the impact of Special tax accounting rules under Section 451(b) of the Code, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•banks, insurance companies, and certain other financial institutions;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•dealers or traders in securities who use a mark-to-market method of tax accounting;
•persons holding ordinary shares or ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction, or persons entering into a constructive sale with respect to ordinary shares or ADSs;
•persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
•brokers, dealers, or traders in securities, commodities, or currencies;
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
U.S. Holders are encouraged to consult their tax advisors concerning the U.S. federal, state, local, and non-U.S. tax consequences of owning and disposing of ordinary shares or ADSs in their particular circumstances.
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
Passive Foreign Investment Company rules
Under the Code, we will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the value of our assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property, and certain rents and royalties. Cash and cash-equivalents are passive assets for these purposes. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation or partnership is treated as holding and receiving directly its proportionate share of assets and income of such corporation or partnership. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.
We do not believe that we were characterized as a PFIC for the year ended December 31, 2023. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year. In addition, the total value of our assets for PFIC testing purposes (including goodwill) may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Accordingly, if our market capitalization declines while we hold a substantial amount of cash and cash-equivalents for any taxable year we may be a PFIC for that taxable year. Under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current, or future taxable year.

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
Material French Tax Considerations
The following describes the material French income tax consequences to U.S. holders of purchasing, owning, and disposing of our ADSs.
This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership, or disposition of our ADSs to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.
The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If ADSs are held in trust, the grantor, trustee, and beneficiary are advised to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of such securities.
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
U.S. holders are advised to consult their own tax advisor regarding the tax consequences of the purchase, ownership, and disposition of ADSs in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision contained in the Treaty.
Tax on Sale or Other Disposals
As a matter of principle, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase, or redemption by us of ADSs, provided such U.S. holder is not a French resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S. holder resident, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the French tax code (“Code général des impôts,” or the FTC), other than those mentioned in Article 238-0 A, 2 bis, 2° of the FTC, may be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds).
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
As at December 1, 2023, our market capitalization did not exceed 1 billion euros, pursuant to BOI-ANNX-000467-20/12/2023.
As a result, the acquisition of ADSs is currently out of the scope of the tax on financial transactions, but this may change in the future. Purchases of our ADSs may, however, become subject to the tax on financial transactions as from January 1, 2025, provided that our market capitalization exceeds 1 billion euros as at December 1, 2024 and that the Nasdaq Global Market is acknowledged by the French AMF.
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
However neither the French tax code, nor case law or official guidelines published by the French tax authorities indicate if the transfer of ADSs should be in the scope of the above-mentioned registration duties. As a result, transfer of ADSs should remain outside of the scope of such registration duties. U.S. Holders are urged to consult their own tax advisor about the possible application of the registration duty upon the transfer of ADSs.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, we file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.
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
Not applicable.
J. Annual Report to Security Holders.
Not applicable.

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
With all other variables held constant, the impact from changes in exchange rates on the pre-tax result would be as follows:

	Year ended December 31
in € thousand	2023	2022
$/EUR +10%	(24,079)	(21,245)
$/EUR -10%	29,430	25,966
GBP/EUR +10%	4,760	3,941
GBP/EUR -10%	(5,817)	(4,817)
SEK/EUR +10%	(8,846)	(9,318)
SEK/EUR -10%	10,812	11,388
CAD/EUR +10%	2,368	2,011
CAD/EUR -10%	(2,894)	(2,457)
The effect in the $/EUR relationship is mostly due to borrowings denominated in US-Dollar while the cash and working capital is predominantly on a Euro basis. Due to higher borrowings in the year ended December 31, 2023, the Group’s sensitivity has slightly increased. The Group has not used any hedging instruments to reduce the impact of foreign exchange rate changes.
A. Interest Rate Risk
We are exposed to market risks in connection with hedging both of our liquid assets and of our medium and long-term indebtedness and borrowings subject to variable interest rates. Borrowings issued at variable rates expose us to cash flow interest rate risks, which are offset by cash and financial assets held at variable rates. During 2023, as well as 2022 and 2021, the Group’s investments at variable rates, as well as the borrowings at variable rates, were denominated in EUR, SEK, USD, CAD, and GBP. We analyze our interest rate exposure on a dynamic basis. Based on this analysis, we calculate the impact on profit and loss of a defined interest rate change. The same interest rate change is used for all currencies. The calculation only includes investments in financial instruments and cash in banks that represent major interest-bearing positions. As at December 31, 2023 and December 31, 2022, no material interest risk was identified. In case of increasing interest rates, the positive effect from cash in banks will be higher than the negative effect from variable interest-bearing liabilities. In case of decreasing interest rates, there will be no material negative impact.
B. Credit Risk
We are exposed to credit risk. We hold bank accounts, cash balances, and securities at sound financial institutions with high credit ratings. To monitor the credit quality of our counterparts, we rely on credit ratings as published by specialized rating agencies such as Standard & Poor’s, Moody’s, and Fitch. We have policies that limit the amount of credit exposure to any single financial institution. We are also exposed to credit risks from our trade debtors, as our income from product sales, collaborations, licensing, and services arises from a small number of transactions. We have policies in place to enter into such transactions only with highly reputable, financially sound counterparts. If customers are independently rated, these ratings are used. Otherwise, when there is no independent rating, a risk assessment of the credit quality of the customer is performed, taking into account its financial position, past payment experience and other relevant factors. Individual credit limits are set based on internal or external ratings in accordance with signature authority limits as set by the Management Board.
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
•the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary, or any nominees upon the making of deposits and withdrawals, respectively;
•certain cable, telex, and facsimile transmission and delivery expenses;
•the fees, expenses, spreads, taxes, and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;
•the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
•the fees, charges, costs, and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.
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
Taxes
ADS holders are responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary, and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You are liable for any deficiency if the sale proceeds do not cover the taxes that are due.
The depositary may refuse to issue ADSs, to deliver, transfer, split, and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary, and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
A. Not applicable.
B. Not applicable.
C. Not applicable.
D. Not applicable.
E. Use of Proceeds
May 2021 Global Offering
In May 2021, we announced the closing of a global offering to specified categories of investors of an aggregate of 8,145,176 new ordinary shares, after full exercise of the overallotment option granted to the underwriters. The public offering consisted of 2,850,088 ADSs, each representing two ordinary shares, in the United States at an offering price of $26.41 per ADS and a concurrent private placement of 2,445,000 ordinary shares in Europe (including in France) and other countries outside of the United States at the corresponding offering price of €11.00 per ordinary share. Gross proceeds of this global offering, after full exercise of the underwriters’ option were €89.6 million, whereas related expenses of €6.8 million were incurred. Net proceeds of this global offering were €82.8 million.
Goldman Sachs Bank Europe SE, Jefferies International Limited, Jefferies GmbH, and Jefferies LLC were the representatives of the underwriters in this offering.
The net proceeds from this offering have been used, and are expected to continue to be used, as described in the final prospectus for the global offering filed with the U.S. Securities and Exchange Commission on May 7, 2021. None of the net proceeds of the global offering were paid directly or indirectly to any director, officer, or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.
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
Goldman Sachs Bank Europe SE, Jefferies International Limited, Jefferies GmbH, and Jefferies LLC were the representatives of the underwriters in this offering.
The net proceeds from this offering have been used, and are expected to continue to be used, as described in the final prospectus for the global offering filed with the U.S. Securities and Exchange Commission on November 1, 2021. None of the net proceeds of the global offering were paid directly or indirectly to any director, officer, or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.
October 2022 Global Offering
In October 2022, we announced the closing of a global offering to specified categories of investors of an aggregate of 21,000,000 new ordinary shares, after full exercise of the over-allotment option granted to the underwriters. The public offering consisted of 375,000 ADSs, each representing two ordinary shares, in the United States at an offering price of $9.51 per ADS and a concurrent private placement of 20,250,000 ordinary shares in Europe (including in France) and other countries outside of the United States at the corresponding offering price of €4.90 per ordinary share. Gross proceeds of this global offering, after full exercise of the underwriters’ option, were approximately €102.9 million, whereas related expenses of €7.4 million were incurred. Net proceeds of this global offering were €96.0 million.

Goldman Sachs Bank Europe SE, Jefferies GmbH, and Jefferies LLC were the representatives of the underwriters in this offering.
The net proceeds from this offering have been used, and are expected to continue to be used, as described in the final prospectus for the global offering filed with the U.S. Securities and Exchange Commission on September 30, 2022. None of the net proceeds of the global offering were paid directly or indirectly to any director, officer, or general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer (principal executive officer) and our chief financial officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, “the Exchange Act”), as of December 31, 2023. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023.
B. Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.
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
Under the supervision and with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), management conducted an assessment of the effectiveness of our internal control over financial reporting based upon the framework in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2023. The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers Audit and Deloitte & Associés, independent registered public accounting firms, as stated in their report which appears under Item 15 C.
Remediation of Previously Reported Material Weaknesses
As previously disclosed in “Item 15 — Controls and Procedures” of our Annual Report on Form 20-F for the year ended December 31, 2022, our management identified deficiencies in our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Description of Previous Deficiencies
For the year ended December 31, 2022, the Company identified deficiencies in the control environment, risk assessment, control activities, information, and communication and monitoring components of the COSO framework that constitute material weaknesses, either individually or in the aggregate. The deficiencies in these components of the COSO framework from the year ended December 31, 2022 are discussed further below and resulted from the lack of resources within Valneva, commensurate with the nature, growth, and complexity of its business.
Control Environment
The Company identified a deficiency in one of the principles associated with the Control Environment component of the COSO framework, specifically relating to a lack of resources to: (i) design and implement certain risk-mitigating internal controls; and (ii) consistently operate certain of our internal controls. This deficiency contributed to other material weaknesses within our system of internal control over financial reporting in the remaining COSO framework components.
Risk Assessment
Management identified a deficiency in one of the principles associated with the Risk Assessment component of the COSO framework as the Company did not design and implement an effective risk assessment to identify and assess all changes in the business that could impact its system of internal controls.
Control Activities
The Company also identified deficiencies in the principles associated with the Control Activities component of the COSO framework, specifically relating to the design and deployment of control activities through policies that establish what is expected and procedures that put policies into action.
Information and Communication
The Company identified a deficiency in one of the principles associated with the Information and Communication component of the COSO framework as the Company did not establish a process to identify, maintain, and develop all control activities over the financial consolidation and reporting system.

Monitoring Activities
Further, the Company did not maintain effective monitoring activities in all instances, based on the criteria established in the COSO framework, relating to evaluating and communicating internal control deficiencies in a timely manner to those parties responsible for taking corrective actions.
Remediation Activities
Beginning in the second half of 2022 and throughout 2023, management implemented an extensive remediation plan to address the material weaknesses as noted below.
Control Environment
The Company recruited key control owners with appropriate knowledge and experience, engaged third party advisors, and enhanced organization-wide training to adequately support the goal of enhancing the Company’s internal control framework.
Risk Assessment
The Company performed iterative risk assessment activities and established a process to continually evaluate the business throughout the reporting period to allow for timely identification of risks with potential to impact internal controls over financial reporting. This process included performing periodic scoping assessments. The Company executed the remediation plans for the identified control deficiencies and tested the effectiveness of the remediated controls.
Control Activities
The Company established policies and procedures, including the improvements to process flows and control review documentation requirements. The Company provided ongoing training to finance and operations personnel concerning the application of these new policies and procedures. The Company subsequently tested the effectiveness of key controls to ensure control activities were properly executed.
Information and Communication
The Company designed and implemented controls over the financial consolidation and reporting system and associated processes to mitigate risks around key applications and data utilized in the production of the consolidated financial statements.
The Company established a robust process to identify, maintain, and develop key control activities over the consolidation and financial reporting system and processes. This included a comprehensive risk assessment of the Company’s processes and controls and data produced by relevant service organizations. The Company reviewed system and organization controls (SOC) reports for those service organizations to validate that key risks are sufficiently addressed through our updated controls framework, and where applicable, performed compensating activities.
Monitoring Activities
The Company established a SOX Steering Committee to maintain effective monitoring, communication, and implementation of controls. The committee meets regularly and comprises the members of the Audit, Compliance, and Risk Committee of the Board of Directors and the Company’s CEO, CFO, Head of Internal Controls and SOX Compliance, and its external advisors.
The Company further strengthened its SOX governance by establishing a defined structure of monitoring and communicating control related matters via dedicated meetings with Senior Management, control owners, and its control advisors.
Conclusion
Management concluded that, due to the design, implementation and operating effectiveness of the controls described above over a sufficient period of time, and confirmed through testing of the controls, the previously identified material weaknesses have been remediated as of December 31, 2023.

C. Attestation Report of the Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the Shareholders and Board of Directors of Valneva SE

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Valneva SE and its subsidiaries (together the “Company”) as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of December 31, 2023 and the related consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended December 31, 2023 (collectively the “consolidated financial statements”). Our report dated March 22, 2024 expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ PricewaterhouseCoopers Audit                     /s/ Deloitte & Associés

Neuilly-sur-Seine and Bordeaux, France
March 22, 2024

PricewaterhouseCoopers Audit and Deloitte & Associés have served as the Company’s auditors since 2012 and 2007, respectively.

D. Changes in Internal Control Over Financial Reporting
Except for the changes in connection with our implementation of the remediation plan discussed above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]
A. Audit Committee Financial Expert
Our Board of Directors has determined that Mr. Sulat, Mr. Connolly, and Ms. Ferrère are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our Board of Directors has further determined that Mr. Sulat is an “audit committee financial expert” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq listing rules.
B. Code of Ethics
We have adopted a Code of Conduct & Ethics applicable to all of our employees and members of our Board of Directors and Executive Committee. Our Code of Conduct & Ethics is available on our website. We expect that any amendments to the Code of Conduct & Ethics, or any waivers of its requirements, will be disclosed on our website. Under Item 16B of Form 20-F, if a waiver or amendment of the Code of Conduct & Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we are required to disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B. The reference to our website is an inactive textual reference only and information contained in, or that can be assessed through, our website is not incorporated by reference into this Annual Report and does not constitute a part of this Annual Report.
C. Principal Accountant Fees and Services
PricewaterhouseCoopers Audit and Deloitte & Associés served as our independent auditors for the year ended December 31, 2023 and for all other reporting periods presented. The table below shows fees charged by those firms and member firms of their networks to Valneva and consolidated subsidiaries in the years ended December 31, 2023 and 2022.
Principal Accountant Fees and Services:

	Year ended December 31,
	PricewaterhouseCoopers						Deloitte & Associés
in € thousand	2023	%	2022	%	2021	%	2023	%	2022	%	2021	%
Audit fees	2,076	98%	1,891	99%	1,122	91%	1,902	99%	1,678	99%	1,113	93%
provided by the statutory auditor	1,539	73%	1,386	72%	937	76%	1,622	84%	1,376	81%	939	78%
provided by the statutory auditor's network	537	25%	505	26%	185	15%	280	15%	302	18%	174	15%
Audit-related Fees	0	–%	0	–%	90	7%	0	–%	13	1%	85	7%
provided by the statutory auditor	0	–%	0	–%	85	7%	0	–%	13	1%	85	7%
provided by the statutory auditor's network	0	–%	0	–%	5	–%	0	–%	0	–%	0	–%
Tax Fees	40	2%	25	1%	25	2%	0	–%	0	–%	0	–%
provided by the statutory auditor's network	40	2%	25	1%	25	2%	0	–%	0	–%	0	–%
All Other Fees	0	–%	0	–%	0	–%	19	1%	0	–%	0	–%
Total	2,116	100%	1,916	100%	1,238	100%	1,921	100%	1,691	100%	1,199	100%
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
We apply the Middlenext code, which recommends that a majority of the members of the Board of Directors be independent (as such term is defined under the code). Neither the corporate laws of France nor our bylaws requires that (i) our compensation committee include only independent members of the Board of Directors, (ii) each committee of the Board of Directors have a formal written charter, or (iii) our independent members of the Board of Directors hold regularly scheduled meetings at which only independent members of the Board of Directors are present. We intend to continue to follow French corporate governance practices in lieu of Nasdaq listing requirements for each of the foregoing.
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
In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s ordinary voting shares. We intend to continue to follow our French home country practice rather than complying with this Nasdaq rule. Consistent with French law, when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (i) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits, or share premium (the ordinary general meeting shall make its decision on a majority of half of the votes cast by the shareholders present or represented), or (ii) 25% of the voting shares in the case of any other extraordinary general meeting (the general meeting shall make its decision on a majority of two thirds of the votes cast by the shareholders present or represented). If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting is reconvened where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.
Furthermore, Nasdaq’s corporate governance rules require listed U.S. companies to seek shareholder approval for the implementation of certain equity compensation plans and issuances of securities, which we are not required to, and do not intend to, follow as a foreign private issuer.
H. Mine Safety Disclosure.
Not applicable.
I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
J. Insider Trading Policy
Not applicable.
K. Cybersecurity
Risk management and strategy
We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical systems and information (collectively, our “Information Systems and Data”).
Our Information Technology department, with support from members of our Legal and Compliance teams and our Head of Risk Management, helps identify and assess cybersecurity risks and prepare the Company to respond to these risks. We use various methods for monitoring and evaluating threats to our environment including, for example: using manual and automated tools to detect anomalies and attempted attacks, subscribing to reports and services that identify cybersecurity threats, evaluating our and our industry’s risk profile, analyzing reports of threats and actors, conducting scans of our environment, evaluating threats reported to us, conducting internal and external audits, conducting threat assessments for internal and external threats, and conducting vulnerability assessments, including penetration tests.
Depending on the environment and system, we implement and maintain various technical, organizational, and physical measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data. These include, in addition to others discussed in this Item 16K, system monitoring, an incident detection and response plan, a disaster recovery plan, encryption and segregation of certain data, network security controls, and measures for the physical security of our technology infrastructure. We provide an annual information security awareness training to our employees and ask them to review certain information security policies on an annual basis.
Our identification, assessment and management of material risks from cybersecurity threats are integrated into the Company’s overall risk management processes. For example, we include information on cybersecurity risk evaluations conducted by management in reports provided to our internal Risk Management Committee, elements of which are shared with the Audit, Risk, and Compliance Committee (“the Audit Committee”) of our Board of Directors. Additionally, our Executive Committee may discuss cybersecurity risks and mitigation activities as part of its general risk management oversight. Our Chief Financial Officer (CFO) is the member of our Executive Committee with functional responsibility for cybersecurity and may elevate cybersecurity topics for the attention of the Executive Committee, Audit Committee, and Board of Directors.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example cybersecurity consultants, threat intelligence service providers, cybersecurity software and service providers, penetration testing firms, dark web monitoring services, forensic investigators, and professional services firms, including legal counsels.
Support elements for a variety of functions across our business are performed by third parties, such as distributors, contract manufacturing organizations, contract research organizations, application providers, and supply chain resources. We consider cyber risks in evaluating third parties and services, and our vendor management processes are tailored to our assessment of a particular vendor’s risk profile and criticality to our operations. Those processes may include, for example, some combination of the following: performing a risk assessment or issuing a security questionnaire, reviewing written security programs, performing certain vulnerability scans, conducting security assessment calls with the vendor’s security personnel, performing audits on the vendor’s compliance with our security requirements, or imposing contractual obligations relating to information security. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify and manage cybersecurity risks associated with a provider.
We have not identified risks from any known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. For a description of the risks from cybersecurity threats that may be reasonably likely to materially affect the Company and how they may do so, see our risk factors under Item 3D. Risk Factors in this Annual Report, including those described in “Risks Related to our Business Operations, Employee Matters and Managing Growth”.
Governance
Our Board of Directors considers the Company’s cybersecurity risk as part of its general oversight function. The Audit Committee is responsible for overseeing the Executive Committee’s implementation and enforcement of our cybersecurity risk management processes.
Our cybersecurity risk assessment and management processes are implemented and maintained by a management team comprised of our Vice President of Information Technology and Analytics (“VP of IT/Analytics”) and our CFO, to whom our VP of IT/Analytics reports. This management team is responsible for hiring appropriate personnel, managing spending relating to cybersecurity, providing information on cybersecurity risks, preparing for cybersecurity incidents, reviewing security assessments, approving cybersecurity processes and resources, and managing our response to significant cybersecurity incidents. The management team stays informed about and monitors efforts to prevent, detection, mitigate and remediate cybersecurity incidents through various means, which may include briefings with operational cybersecurity team members, outside threat intelligence sources, and from tooling described above that is deployed in our IT environment.
Individuals responsible for cybersecurity at an operational level within the Company have a minimum of five years experience in the field of information technology. For example, our Head of Information Security and Audit is certified within the TÜV Austria as a Manager and Auditor according to ISO 27001 & ISO 27002. We also have a Cyber Incident Response Team that includes the Head of Information Security, Data Protection Officer, and Director of Information Technology Infrastructure. This group may be expanded as needed to include representatives from our Legal and Corporate Communications teams as well as our Executive Committee, which is responsible for communicating with the Audit Committee or full Board of Directors as needed.
The Audit Committee receives regular reports from the VP of IT/Analytics concerning the Company’s significant cybersecurity threats and risks and the processes the Company has implemented to address them, as well as cybersecurity incidents deemed significant by the management team. The Audit Committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.
Item 17. Financial Statements
See the financial statements beginning on page F-1 of this Annual Report.
Item 18. Financial Statements
Not applicable.

Item 19. Exhibits

Exhibit Number	Description of Document	Incorporated by Reference
		Schedule/ Form	File Number	Exhibit	Filing Date
1.1*	Bylaws (statuts) of the Registrant (English translation)
2.1	Form of Deposit Agreement	F-1/A	333-255155	4.1	April 29, 2021
2.2	Form of American Depositary Receipt (included in Exhibit 4.1)	F-1/A	333-255155	4.2	April 29, 2021
2.3*	Description of Securities
4.1†	Research Collaboration and License Agreement, dated April 29, 2020, by and between Pfizer Inc. and Valneva Austria GmbH.	F-1	333-255155	10.1	April 9, 2021
4.2†	Amendment No. 1 to Research Collaboration and License Agreement dated July 14, 2021, by and between Valneva Austria GmbH and Pfizer Inc.	6-K	001-40377	10.5	August 15, 2022
4.3†	Amendment No. 2 to Research Collaboration and License Agreement dated November 10, 2021, by and between Valneva Austria GmbH and Pfizer Inc.	6-K	001-40377	10.6	August 15, 2022
4.4†	Amendment No. 3 to Research Collaboration and License Agreement dated June 19, 2022, by and between Valneva Austria GmbH and Pfizer Inc.	6-K	001-40377	10.7	August 15, 2022
4.5†	Amendment No. 4 to Research Collaboration and License Agreement dated November 22, 2022, by and between Valneva Austria GmbH and Pfizer Inc.	20-F	001-40377	4.3	March 30, 2023
4.6†	Master Supply and Commercial Manufacturing Services Agreement, dated November 26, 2021, by and between IDT Biologika GmbH and Valneva Austria GmbH.	20-F	001-40377	10.3	March 24, 2022
4.7†	Product Schedule, dated November 26, 2021, by and between IDT Biologika GmbH and Valneva Austria GmbH.	20-F	001-40377	10.7	March 24, 2022
4.8†	Product Schedule, dated December 16, 2022, by and between IDT Biologika GmbH and Valneva Austria GmbH.	20-F	001-40377	4.9	March 30, 2023
4.9†	Funding Agreement, dated April 1, 2019, by and between Coalition for Epidemic Preparedness Innovations and Valneva SE.	F-1	333-255155	10.4	April 9, 2021
4.10†	Contract dated September 9, 2020, by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.	F-1	333-255155	10.8	April 9, 2021
4.11†	Amendment, dated August 23, 2021, to Contract dated September 9, 2020 by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.	F-1	333-260507	10.9	October 26, 2021
4.12*†	Contract dated September 21, 2023, by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.
4.13†	Distribution Agreement (IXIARO), dated November 18, 2020, by and between Bavarian Nordic A/S and Valneva Austria GmbH.	F-1	333-255155	10.1	April 9, 2021

4.14†	Distribution Agreement (DUKORAL), dated November 18, 2020, by and between Bavarian Nordic A/S and Valneva Sweden AB, as amended to date.	F-1	333-255155	10.1	April 9, 2021
4.15*†	Amendment to Distribution Agreements, dated May 15, 2023, by and between, inter alios, Bavarian Nordic A/S, Valneva Austria GmbH and Valneva Sweden AB.
4.16†	Distribution Agreement, dated December 15, 2022, by and between Valneva SE and VBI Vaccines Inc.	20-F	001-40377	4.3	March 30, 2023
4.17*†	Amendment, dated January 1, 2024, to the Distribution Agreement dated December 15, 2022, by and between Valneva SE and VBI Vaccines Inc.
4.18†	Sublicense Agreement, dated April 14, 2003, by and between VaccGen International LLC and Intercell AG, as assigned to the Registrant and as amended.	F-1	333-255155	10.6	April 9, 2021
4.19†	Supply Agreement, dated March 1, 2008, by and among Intercell AG, Vetter Pharma-Fertigung GmbH & Co. KG and Intercell Biomedical Ltd., as assigned to the Registrant.	F-1	333-255155	10.7	April 9, 2021
4.20*†	Commercial Supply Agreement, dated April 1, 2023, by and between Vetter Pharma International GmbH and Valneva Austria GmbH.
4.21*†	First Amendment, dated November 16, 2023, to the Commercial Supply Agreement dated April 1, 2023, by and between Vetter Pharma International GmbH and Valneva Austria GmbH.
4.22*†	Second Amendment, dated January 1, 2024, to the Commercial Supply Agreement dated April 1, 2023, by and between Vetter Pharma International GmbH and Valneva Austria GmbH.
4.23*†#
Credit Agreement, dated February 3, 2020, by and among Valneva Austria GmbH, Valneva SE, Wilmington Trust, National Association and the Lenders, as amended to date on June 24, 2020, July 31, 2020, January 15, 2021, November 30, 2021, January 3, 2022, April 25, 2022, September 22, 2022, August 16, 2023, October 30, 2023 and March 18, 2024.

4.24	Sales Agreement, dated as of August 12, 2022, by and between Valneva SE and Jefferies LLC.	6-K	001-40377	1.1	August 15, 2022
4.25*†	Asset Purchase Agreement, dated February 2, 2024, by and between Valneva Austria GmbH and Novartis Pharma AG.
4.26	Terms and Conditions Applicable to BSA 27 Equity Warrants and Form of Exercise Notice	F-1	333-255155	10.2	April 9, 2021
4.27+	Employee Stock Option Plan 2013	F-1	333-255155	10.1	April 9, 2021
4.28+	Employee Stock Option Plan 2015	F-1	333-255155	10.1	April 9, 2021
4.29+	Employee Stock Option Plan 2016	F-1	333-255155	10.1	April 9, 2021
4.30+	Employee Stock Option Plan 2017	F-1	333-255155	10.2	April 9, 2021
4.31+	Employee Stock Option Plan 2019	F-1	333-255155	10.2	April 9, 2021
4.32+	Employee Stock Option Plan 2022	20-F	001-40377		March 30, 2023
4.33+*	Employee Stock Option Plan 2023
4.34+	Senior Leadership Group Stock Option Plan 2022	20-F	001-40377		March 30, 2023
4.35+*	Senior Leadership Group Stock Option Plan 2023

4.36+	Free Convertible Preferred Share Plan 2017-2021	F-1	333-255155	10.2	April 9, 2021
4.37+	Free Share Plan 2019-2023	F-1	333-255155	10.2	April 9, 2021
4.38+*	Free Share Plan 2023-2026
4.39+*	Special Free Ordinary Share Plan 2022-2025 N°2
4.40+	Phantom Stock Option Plan 2017 and Form of Exercise Notice	F-1	333-255155	10.2	April 9, 2021
4.41+	Phantom Stock Option Plan 2019	F-1	333-255155	10.2	April 9, 2021
4.42+	Phantom Stock Plan 2020	F-1	333-255155	10.2	April 9, 2021
8.1*	Subsidiaries of the Registrant
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte et Associés, independent registered public accounting firm
15.2*	Consent of PricewaterhouseCoopers Audit, independent registered public accounting firm
97.1*	Clawback Policy
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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

VALNEVA SE
By: /s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer

Date: March 22, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and Board of Directors of Valneva SE

Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Valneva SE and its subsidiaries (together the "Company") as of December 31, 2023 and 2022, and the related consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2024 expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Other Revenues and Refund Liabilities – Research Collaboration and License Agreement with Pfizer — Refer to Notes 5.3.1 Critical Judgments in Applying the Group’s Accounting Policies, 5.5.2 Other Revenues, and 5.29 Refund Liabilities to the Consolidated Financial Statements
Critical Audit Matter Description
In April 2020, the Company signed the Research Collaboration and Licensing Agreement (the “Agreement”) with Pfizer to co-develop and commercialize a Lyme disease vaccine. The Agreement is within the scope of IFRS 15 “Revenue from Contracts with Customers” and includes the exclusive license as well as research and development and support services which constitute performance obligations.
At the end of each reporting period, Valneva updates the estimated transaction price and its assessment of whether an estimate of variable considerations is constrained, or not. Variable considerations derive from upfront and milestone payments received and to be received from Pfizer, contribution from Valneva to Pfizer in shared development costs, as well as specific facts and circumstances which could potentially increase future payments to Pfizer. Revenue is recognized when the variable consideration constraint is removed and if it is highly probable that a significant reversal in the amount of the cumulative revenue recognized will not occur.
Upfront, milestones and other payments received from Pfizer, net of contributions paid by Valneva to Pfizer are presented as refund liabilities and amount to €33.1 million as of December 31, 2023. Amendments to this Agreement signed in 2021 and 2022, reflecting an increase in expected payments to Pfizer related to Valneva’s contribution to the future shared development costs, resulted in Valneva concluding it is not highly probable that the Company will be entitled to the variable considerations. Therefore, no revenue relating to the Agreement was recognized during 2023.
We identified the estimates related to the valuation of these variable considerations associated with the Agreement as a critical audit matter because of the judgments necessary for management to determine the transaction price and the amount of constrained and not recognized revenue. This required extensive audit effort due to the high degree of auditor judgment when performing audit procedures to audit management’s judgments.
How the Critical Audit Matter Was Addressed in the Audit
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included:
•Obtaining an understanding of the process and assessing the design and testing the operating effectiveness of controls relating to management’s estimate of the transaction price.
•Confirming with Pfizer the current terms of the Agreement and relevant balance sheet positions.
•Verifying the mathematical accuracy of the refund liability by reperforming the amount of the considerations received and paid.
•Evaluating whether those considerations were fixed or variable based on the entity’s historical business practices.
•Evaluating the reasonableness of management’s judgments in determining whether the revenue is constrained, including the judgements about the likelihood that a reversal of the cumulative revenue recognized will occur, by, among other (i) making inquiries with management; (ii) inspecting minutes of the Steering Committee which oversees the execution of R&D activities to identify any evidence that may contradict management’s assertion; (iii) assessing the estimate of the variable considerations by considering historical expected cash payments compared to subsequent actual payments.
•Verifying that the notes to consolidated financial statements 5.3.1 “Critical Judgments in Applying the Group’s Accounting Policies”, 5.5.2 “Other Revenues”, and 5.29 “Refund Liabilities” provide appropriate information.

/s/ PricewaterhouseCoopers Audit /s/ Deloitte & Associés

Neuilly-sur-Seine and Bordeaux, France
March 22, 2024

PricewaterhouseCoopers Audit and Deloitte & Associés have served as the Company’s auditors since 2012 and 2007, respectively.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	2

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	3
1 Consolidated Statement of Profit or Loss and other Comprehensive Income
1.1 Consolidated Statement of Profit or Loss

		Year ended December 31,
in € thousand	Note	2023	2022	2021
Product sales	5.5	144,624	114,797	62,984
Other revenues	5.5	9,088	246,506	285,101
REVENUES		153,713	361,303	348,086
Cost of goods and services	5.6	(100,875)	(324,441)	(187,920)
Research and development expenses	5.6	(59,894)	(104,922)	(173,283)
Marketing and distribution expenses	5.6	(48,752)	(23,509)	(23,643)
General and administrative expenses	5.6	(47,799)	(34,073)	(47,606)
Other income and expenses, net	5.8	21,520	12,199	22,976
OPERATING PROFIT/(LOSS)		(82,087)	(113,443)	(61,390)
Finance income	5.9	1,210	260	249
Finance expenses	5.9	(23,325)	(19,054)	(16,964)
Foreign exchange gain/(loss), net	5.9	5,574	(12,587)	8,130
Result from investments in associates		—	9	(5)
PROFIT/(LOSS) BEFORE INCOME TAX		(98,629)	(144,815)	(69,979)
Income tax benefit/(expense)	5.10	(2,800)	1,536	(3,446)
PROFIT/(LOSS) FOR THE PERIOD		(101,429)	(143,279)	(73,425)

EARNINGS/(LOSSES) PER SHARE
for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
Basic	5.11	(0.73)	(1.24)	(0.75)
Diluted	5.11	(0.73)	(1.24)	(0.75)
The accompanying Notes form an integral part of these financial statements.

1.2 Consolidated Statement of Comprehensive Income

		Year ended December 31,
in € thousand	Note	2023	2022	2021
PROFIT/(LOSS) FOR THE PERIOD		(101,429)	(143,279)	(73,425)
OTHER COMPREHENSIVE INCOME/(LOSS)
Items that may be reclassified to profit or loss
Currency translation differences	5.22.2	3,300	(73)	(2,877)
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)	5.30.1	(130)	178	205
Other comprehensive income/(loss) for the year, net of tax		3,170	105	(2,672)
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		(98,258)	(143,174)	(76,097)
The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	4
2 Consolidated Statement of Financial Position

		Year ended December 31
in € thousand	Note	2023	2022
ASSETS
Non-current assets		197,238	196,685
Intangible assets	5.12	25,567	28,711
Right of use assets	5.13	20,392	41,603
Property, plant and equipment	5.14	136,198	112,435
Deferred tax assets	5.10.2	6,592	5,637
Other non-current assets	5.19	8,490	8,299
Current assets		262,824	424,660
Inventories	5.17	44,466	35,104
Trade receivables	5.18	41,645	23,912
Other current assets	5.19	50,633	74,079
Cash and cash equivalents	5.20	126,080	289,430
Assets classified as held for sale	5.21	—	2,134
TOTAL ASSETS		460,062	621,344
EQUITY
Share capital	5.22	20,837	20,755
Share premium	5.22	594,003	594,043
Other reserves	5.22.2	65,088	55,252
Retained earnings/(Accumulated deficit)	5.22	(450,253)	(306,974)
Loss for the period		(101,429)	(143,279)
TOTAL EQUITY		128,247	219,797
LIABILITIES
Non-current liabilities		172,952	124,156
Borrowings	5.24	132,768	87,227
Lease liabilities	5.27	29,090	28,163
Refund liabilities	5.29	6,303	6,635
Provisions	5.30	1,074	1,320
Deferred tax liabilities	5.10.2	3,638	694
Other liabilities	5.31	79	116
Current liabilities		158,863	277,392
Borrowings	5.24	44,079	11,580
Trade payables and accruals	5.25	44,303	41,491
Income tax liability		632	532
Tax and Employee-related liabilities	5.26	16,209	15,738
Lease liabilities	5.27	2,879	25,411
Contract liabilities	5.28	5,697	9,411
Refund liabilities	5.29	33,637	136,450
Provisions	5.30	10,835	31,257
Other liabilities	5.31	592	5,523
TOTAL LIABILITIES		331,815	401,547
TOTAL EQUITY AND LIABILITIES		460,062	621,344
The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	5
3 Consolidated Statement of Cash Flows

		Year ended December 31,
in € thousand	Note	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year		(101,429)	(143,279)	(73,425)
Adjustments for non-cash transactions	5.32.1	44,984	44,070	56,476
Changes in non-current operating assets and liabilities	5.32.1	514	(147,713)	59,353
Changes in working capital	5.32.1	(145,578)	1,732	36,127
Cash used in operations	5.32.1	(201,509)	(245,189)	78,532
Income tax paid		(1,236)	(154)	(1,631)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES		(202,744)	(245,343)	76,901

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	5.1.2	(10,951)	—	—
Purchases of property, plant and equipment		(14,231)	(29,246)	(92,229)
Proceeds from sale of property, plant and equipment		111	8	—
Purchases of intangible assets		(81)	(76)	(942)
Proceeds from assets classified as held for sale		3,358	—	—
Interest received		1,210	260	54
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES		(20,585)	(29,054)	(93,117)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/(payments) from issuance of common stock, net of costs of equity transactions	5.22	(240)	189,837	166,614
Disposal of treasury shares	5.22	—	—	209
Proceeds from borrowings, net of transaction costs	5.24	81,111	39,331	859
Repayment of borrowings	5.24	(2,097)	(1,793)	(1,956)
Payment of lease liabilities	5.27	(3,127)	(3,048)	(2,805)
Interest paid		(12,567)	(9,211)	(8,417)
NET CASH GENERATED FROM/(USED IN) FINANCING ACTIVITIES		63,081	215,116	154,504

NET CHANGE IN CASH AND CASH EQUIVALENTS		(160,248)	(59,282)	138,288
Cash and cash equivalents at beginning of the year (1)	5.20	286,532	346,642	204,394
Exchange gains/(losses) on cash		(204)	(828)	3,960
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (1)		126,080	286,532	346,642
(1)     Cash and cash equivalents as at December 31, 2022 amounted to €289.4 million as it included restricted cash of €2.9 million. As at December 2021 restricted cash amounted to €0.04 million.

The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	6
4 Consolidated Statement of Changes in Equity

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2023		20,755	594,043	55,252	(306,974)	(143,279)	219,797
Total comprehensive income/(loss)		—	—	3,170	—	(101,429)	(98,258)
Income appropriation		—	—	—	(143,279)	143,279	—
Share-based compensation expense:
Value of services	5.23	—	—	6,666	—	—	6,666
Exercises	5.23	82	(39)	—	—	—	42
BALANCE AS AT DECEMBER 31, 2023		20,837	594,003	65,088	(450,253)	(101,429)	128,247

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2022		15,786	409,258	52,512	(233,549)	(73,425)	170,581
Total comprehensive income/(loss)		—	—	105	—	(143,279)	(143,174)
Income appropriation		—	—	—	(73,425)	73,425	—
Share-based compensation expense:
Value of services	5.23	—	—	2,636	—	—	2,636
Exercises	5.23	387	3,371	—	—	—	3,758
Capital Increase	5.22	4,582	181,413	—	—	—	185,996
BALANCE AS AT DECEMBER 31, 2022		20,755	594,043	55,252	(306,974)	(143,279)	219,797
Capital Increase includes the cost of transactions, net of tax.

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2021		13,646	244,984	52,342	(169,156)	(64,393)	77,422
Total comprehensive income/(loss)		—	—	(2,672)	—	(73,425)	(76,097)
Income appropriation		—	—	—	(64,393)	64,393	—
Share-based compensation expense:
Value of services	5.23	—	—	2,632	—	—	2,632
Exercises	5.23	143	2,114	—	—	—	2,257
Capital Increase	5.22	1,998	162,160	—	—	—	164,158
Treasury shares	5.22	(1)	—	209	—	—	209
BALANCE AS AT DECEMBER 31, 2021		15,786	409,258	52,512	(233,549)	(73,425)	170,581
Capital Increase includes the cost of transactions, net of tax.

The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	7
5 Notes to the Consolidated Financial Statements
5.1 General information
5.1.1 Corporate Information
Valneva SE (the Company) together with its subsidiaries (the Group or Valneva) is a company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical needs. The Company takes a highly specialized and targeted approach, applying deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions. The Group has a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently markets three proprietary travel vaccines as well as certain third-party vaccines leveraging the Group’s established commercial infrastructure. Revenues from the growing commercial business help fuel the continued advancement of the vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s first vaccine against the chikungunya virus, as well as vaccine candidates against the Zika virus and other global public health threats.
VLA2001, the only inactivated whole-virus COVID-19 vaccine approved in Europe, was first commercialized in late 2021. Valneva suspended manufacturing of the vaccine in August 2022 and inventories were fully written down as of December 31, 2022. In order to save additional costs linked to the vaccine including license fees, Valneva requested the withdrawal of VLA2001’s marketing authorization in Europe. The withdrawal was accepted by EMA and became effective on December 1, 2023.
As at December 31, 2023, the Group’s portfolio includes three commercial vaccines:
▪IXIARO (also marketed as JESPECT), indicated for the prevention of Japanese encephalitis;
▪DUKORAL, indicated for the prevention of cholera, and, in some countries, prevention of diarrhea caused by enterotoxigenic Escherichia coli; and
▪IXCHIQ, Valneva’s single-shot chikungunya vaccine.
The Company is registered at 6 rue Alain Bombard, 44800 Saint-Herblain, France. Valneva has operations in Austria, Sweden, the United Kingdom, France, Canada and the United States and over 700 employees in total.
Valneva SE is a public company listed on the Euronext Paris (symbol: VLA) and on the The Nasdaq Global Select Market (symbol: VALN) since May 2021.
Significant events of the period and significant agreements
Divestment of CTM Unit in Solna, Sweden
Valneva decided to divest its Clinical Trial Manufacturing (CTM) unit in Solna. The Company completed a business transfer agreement with NorthX Biologics, an established contract development and manufacturing organization (CDMO), with over 30 years of Good Manufacturing Practices (GMP) production experience. Their ownership of the unit took effect on July 1, 2023. Valneva maintains the manufacturing site in Sweden where the DUKORAL vaccine is manufactured and filled. The deal comprised Valneva’s CTM production equipment and approximately 30 staff members in Sweden, including the existing Valneva Sweden Site Head. The CTM business continues to utilize the existing premises in Solna. Valneva Sweden is sub-leasing the premises to NorthX Biologics and provides services in Facility Management, Engineering and Warehousing. Valneva is considering this sub-lease as an operational lease. A loss of €1.4 million from the divestment of the CTM Unit in Solna is included in the “Miscellaneous income/(expenses), net” (see Note 5.8).
Extension of existing loan agreement by $100 million (€90 million)
On August 16, 2023, Valneva entered into an agreement to increase the principal amount of its existing $100 million (€90 million) senior secured loan agreement with funds managed by leading U.S. healthcare investment firms Deerfield Management Company and OrbiMed (“the D&O Loan Agreement”). The add-on loan facility has a three-year interest-only period and will mature in the third quarter of 2028. The loan interest rate remains unchanged. The increased funding will be used to further invest in research and development (R&D), as well as continued market access preparation and commercialization of Valneva’s chikungunya vaccine (see Note 5.24).
Sale of BliNK equity interest
On September 8, 2023, the Company sold its 48.9% equity interest in BliNK Biomedical SAS, Marseille, which had been classified as an asset held for sale since June 30, 2022 (see Note 5.21).
Purchase of the office building in Vienna (VBC3)
On October 31, 2023, the Company acquired VBC 3 Errichtungs GmbH, Vienna, the legal entity that owns the Vienna building occupied by Valneva, which was previously leased. The acquisition price net of the entity’s cash is €11.0 million. For more information please refer to Note 5.1.2.
U.S. FDA Approval of World’s First Chikungunya Vaccine, IXCHIQ
On November 10, 2023, Valneva’s single-shot chikungunya vaccine candidate VLA1553 received approval from the U.S. Food and Drug Administration (FDA) under the brand name IXCHIQ. In the U.S., the vaccine is indicated for the

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	8
prevention of disease caused by the chikungunya virus (CHIKV) in individuals 18 years of age and older who are at increased risk of exposure to CHIKV.
EMA accepts Chikungunya vaccine Marketing Authorization Application for accelerated assessment
The European Medicines Agency (EMA) performed a technical validation of the Marketing Authorization Application (MAA) for Valneva’s single-shot chikungunya vaccine candidate VLA1553 and determined that all essential regulatory elements required for scientific assessment were included in the application. The MAA was granted accelerated assessment in November 2023 by EMA’s Committee for Medicinal Products for Human Use (CHMP) based on the vaccine candidate’s “major interest for public health and therapeutic innovation”.
Change in the Company’s governance structure
On December 20, 2023, the Company’s shareholders approved a transition from the Company’s two-tier governance model with a Supervisory Board and Management Board to a one-tier governance model led by a Board of Directors. This transition was effective on December 20, 2023. For convenience, references in these Notes to the “Board” should be interpreted to refer to the Supervisory Board or Board of Directors, as applicable.
The Executive Committee comprises the Company’s former Management Board and in addition, since January 1, 2024, the Company’s Chief Operating Officer and Chief People Officer. The Company’s Board of Directors also changed the name of the Board’s Audit and Risk Committee to the Audit, Compliance and Risk Committee in connection with the governance change, and for convenience these Notes refer to this committee as the Audit Committee.
5.1.2 Group information
The following list shows all subsidiaries held by the Company directly or indirectly:

Name	Country of incorporation	Consolidation Method	Interest held as at
			December 31, 2023	December 31, 2022
Vaccines Holdings Sweden AB	SE	Full Consolidation	100%	100%
Valneva Austria GmbH	AT	Full Consolidation	100%	100%
Valneva Canada Inc.	CA	Full Consolidation	100%	100%
Valneva France SAS	FR	Full Consolidation	100%	100%
Valneva Scotland Ltd.	UK	Full Consolidation	100%	100%
Valneva Sweden AB	SE	Full Consolidation	100%	100%
Valneva UK Ltd.	UK	Full Consolidation	100%	100%
Valneva USA, Inc.	US	Full Consolidation	100%	100%
VBC 3 Errichtungs GmbH	AT	Full Consolidation	100%	—%
The closing date for the consolidated financial statements is December 31 of each year.
The Company’s site in Saint-Herblain includes general and administrative functions as well as research and development facilities. Valneva SE has a site in Lyon which operates commercial activities.
Vaccines Holdings Sweden AB, located in Solna, Sweden, is the holding company of Valneva Sweden AB, also located in Solna, which manufactures DUKORAL and commercializes DUKORAL, IXIARO and third-party products such as Moskito Guard and other vaccines in the Nordic countries.
Valneva Austria GmbH, located in Vienna, Austria, focuses on pre-clinical and clinical development activities of vaccines. The facilities accommodate departments for pre-clinical R&D, technical/clinical product development, quality and regulatory affairs, general and administrative as well as commercial functions. Valneva Austria GmbH commercializes IXIARO, DUKORAL, VLA2001 and third-party products such as FLUCELVAX TETRA, FLUAD, Moskito Guard, Rabipur/RabAvert and Encepur.
Valneva Canada Inc., located in Kirkland, Canada, commercializes IXIARO, DUKORAL and third-party products such as KAMRAB and Rabipur.
Valneva France SAS, located in Lyon, France, commercializes IXIARO, DUKORAL and third-party products such as PreHevbri, Rabipur and Encepur.
Valneva Scotland Ltd., located in Livingston, Scotland (United Kingdom) is primarily involved in the production of IXIARO and Valneva's new chikungunya vaccine IXCHIQ. Valneva Scotland Ltd. was also executing the production of VLA2001 prior to suspension of its manufacturing.
Valneva UK Ltd., located in Fleet, England (United Kingdom), commercializes DUKORAL, IXIARO and third-party products such as PreHevbri, Rabipur in the United Kingdom.
Valneva USA, Inc., located in Bethesda, Maryland (USA), focuses on the commercialization of IXIARO to the U.S. military and the U.S. private market.
Acquisition of VBC 3 Errichtungs GmbH (VBC3)
On October 31, 2023, the Group acquired 100% of the equity of VBC 3 Errichtungs GmbH, located in Vienna, Austria, whereby Valneva SE purchased 6% and Valneva Austria GmbH 94% of the equity. VBC3 owns the building in which Valneva Austria GmbH carries out central administrative and R&D activities. Formerly the building was under a finance

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	9
lease. The purchase was treated as an acquisition of a group of assets, and the cost of the group was allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase.
The following table summarizes the recognised amounts of identifiable net assets based on their relative fair values at the acquisition date which was determined as October 1, 2023 as per contract details:

in € thousand	October 1, 2023
Cash	1,003
Property, Plant & Equipment	22,373
Loans and borrowings	(11,296)
Other liabilities	(126)
TOTAL IDENTIFIABLE NET ASSETS	11,955
The fair value of the consideration transferred, excluding the entity’s cash of €1.0 million, was €11.0 million and was settled in cash. Acquisition-related costs were of minor relevance and are not included as part of consideration transferred. They have been recognised as an expense in the consolidated statement of profit or loss, as part of other expenses.
5.2 Summary of significant accounting policies
The principal accounting policies applied in preparing these consolidated financial statements are outlined below. These policies have been consistently applied to all years presented.
5.2.1 Basis of preparation
These 2023 Consolidated Financial Statements have been prepared in accordance with the International financial reporting standards, which comprise IFRS (International Financial Reporting Standards), IAS (International Accounting Standard) and their interpretations, SIC (Standards Interpretations Committee) and IFRIC (International Financial Reporting Interpretations Committee), as issued by the International Accounting Standards Board (IASB).
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
These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 18, 2024.

5.2.2 Impact of new, revised or amended Standards and Interpretations
Standards, amendments to existing standards and interpretations issued by IASB whose application has been mandatory since January 1, 2023

New standards and interpretations adopted by the Group		Effective date in accordance with IASB	Effects
IFRS 17	Insurance Contracts including Amendments to IFRS 17	January 1, 2023	none
AMENDMENTS ADOPTED BY THE GROUP
IAS 1	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies	January 1, 2023	none
IAS 8	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates	January 1, 2023	none
IAS 12	Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023	none
IAS 12	Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules	January 1, 2023	none
IFRS 9 & IFRS 17	Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023	none

The interpretations listed above did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods. The amendments to IAS 1 Presentation of Financial Statements have had an impact on the Group’s disclosures of accounting policies, but not on the measurement, recognition or presentation of any items in the Group’s financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	10
Standards, amendments to existing standards and interpretations whose application is not yet mandatory.
The Group did not elect for early application of the following new standards, amendments and interpretations which were issued but not mandatory as at January 1, 2023.

New standards, Interpretations and Amendments		Effective date in accordance with IASB	Effects
IAS 1	Amendments to IAS 1 Presentation of Financial Statements	January 1, 2024	none
IFRS 16	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback	January 1, 2024	none
IAS 7 & IFRS 7	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements	January 1, 2024	none
IAS 21	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	January 1, 2025	none
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
5.2.4 Foreign currency translation
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
Subsidiaries
The results and financial position of all subsidiaries (none of which have the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are converted into the presentation currency as follows:
•assets and liabilities presented for each balance sheet are converted according to the exchange rate valid on the balance sheet date;
•income and expenses for each income statement are converted at monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are converted on the dates of the transactions); and
•all resulting exchange differences are recognized as other comprehensive income and are shown as other reserves.
When a foreign operation is partially disposed of or sold, exchange differences that had been recorded in equity are recognized in the income statement as part of the gain or loss on sale.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	11
5.2.5 Financial risk management
The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.
Financial risk management is carried out under the CFO’s responsibility. The Group’s risk management systems identify, evaluate and manage financial risks. The Audit Committee of the Group’s Board of Directors receives regular reports on the Group’s risk management systems, including the management of financial risks.
Market risk
Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risks arising from various currencies, primarily with respect to the British Pound (GBP), the Canadian Dollar (CAD), the Swedish Krona (SEK) and the US Dollar (USD). The foreign exchange risks from the exposure to other currencies are relatively limited. Foreign exchange risks arise from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.
The objective of the Group is to limit the potential negative impact of the foreign exchange rate changes, for example by currency conversion of cash and cash equivalents denominated in foreign currency and by using foreign currency options. The Group has certain investments in foreign operations, the net assets of which are exposed to foreign currency translation risk.
Interest rate risk
The Group is exposed to market risks in connection with hedging both its liquid assets and its medium and long-term indebtedness and borrowings subject to variable interest rates.
Borrowings issued at variable rates expose the Group to cash flow interest rate risks, which are offset by cash and financial assets held at variable rates. During 2023, as well as 2022, both the Group’s investments as well as the borrowings at variable rates were denominated in EUR, SEK, USD, CAD and GBP.
The Group analyzes its interest rate exposure on a dynamic basis. Based on this analysis, the Group calculates the impact on profit and loss of a defined interest rate change. The same interest rate change is used for all currencies. The calculation only includes investments in financial instruments and cash in banks that represent major interest-bearing positions. As at December 31, 2023 and December 31, 2022, no material interest risk was identified. In case of increasing interest rates the positive effect from cash in banks will be higher than the negative effect from variable interest-bearing liabilities; in case of decreasing interest rates there will be no material negative impact.
Credit risk
The Group is exposed to credit risk which is the risk of financial loss if customers or counterparties to a financial instrument fail to meet their contractual obligations.
Valneva holds bank accounts, cash balances, and securities at sound financial institutions with high credit ratings. To monitor the credit quality of its counterparts, the Group relies on credit ratings as published by specialized rating agencies such as Standard & Poor’s, Moody’s, and Fitch. The Group has policies that limit the amount of credit exposure to any single financial institution. The Group is also exposed to credit risks from its trade debtors, as its income from product sales, collaborations, licensing and services arises from a small number of transactions. The Group has policies in place to enter into such transactions only with highly reputable, financially sound counterparts. If customers are independently rated, these ratings are used. Otherwise, when there is no independent rating, a risk assessment of the credit quality of the customer is performed, taking into account its financial position, past payment experience and other relevant factors. Individual credit limits are set based on internal or external ratings in accordance with signature authority limits. The credit quality of financial assets is described in Note 5.16.4.
Liquidity risk
The Group is exposed to liquidity risk due to the maturity of its financial liabilities and the fluctuations of its operating cash flow, and the potential implementation of early repayment clauses in loan or grant agreements. Furthermore, fluctuations in the Group’s operating cash flow during accounting periods also generate liquidity risks. Prudent liquidity risk management therefore implies maintaining sufficient cash resources, cash equivalents and short-term deposits in order to satisfy ongoing operating requirements and the ability to close out market positions. Extraordinary conditions on the financial markets may, however, temporarily restrict the possibility to liquidate certain financial assets.
Although it is difficult to predict future liquidity requirements, the Group considers that the existing cash and cash equivalents as at December 31, 2023 will be sufficient to fund its operations for at least 12 months from the date of authorization for issuance of these consolidated financial statements. This is further supported by the gross proceeds of $103 million for the sale of the Priority Review Voucher (PRV) which Valneva received in February 2024. For the existing D&O Loan Agreement with covenants, amendments were agreed to reduce the minimum liquidity covenant and the minimum revenue covenant to prevent a breach of the covenants (see Note 5.24.1).
The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	12
Balance as at December 31, 2023

in € thousand	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Borrowings	44,079	62,378	70,390	—	176,847
Lease liabilities	2,879	5,313	5,414	18,362	31,969
Refund liabilities	33,637	6,303	—	—	39,941
Trade payables and accruals	44,303	—	—	—	44,303
Tax and employee-related liabilities (1)	10,815	—	—	—	10,815
Other liabilities	34	—	—	—	34
TOTAL	135,747	73,995	75,804	18,362	303,908
(1)    Social security and other tax payables are excluded from the tax and employee-related liabilities balance, as this analysis is required for financial instruments only.

Balance as at December 31, 2022

in € thousand	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Borrowings	11,629	74,815	44,859	939	132,242
Lease liabilities	26,674	5,915	5,706	21,268	59,563
Refund liabilities	140,098	—	7,000	—	147,098
Trade payables and accruals	41,491	—	—	—	41,491
Tax and employee-related liabilities (1)	10,778	—	—	—	10,778
Other liabilities	87	—	—	—	87
TOTAL	230,756	80,731	57,565	22,207	391,260
(1)    Social security and other tax payables are excluded from the tax and employee-related liabilities balance, as this analysis is required for financial instruments only.
The fair values as well as the book values of the Group’s borrowings are disclosed in Note 5.24. To manage liquidity risk, the Group holds a combination of cash, cash equivalents and short-term deposit balances.
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
In order to pursue its business strategy to grow into a major, self-sustained vaccine company through organic growth and opportunistic mergers & acquisitions, the Group may rely on additional equity and debt financing. Capital consists of “Equity” as shown in the consolidated balance sheet.
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	13
5.3.1 Critical judgements in applying the Group’s accounting policies
The following are the critical judgements, apart from those involving estimations (which are presented separately below), that management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognised in financial statements:
•Note 5.5.2 Other revenues and Note 5.29 Refund liabilities: Revenue recognition of other revenues/refund liabilities: management’s judgement is required to determine the identification of performance obligations (especially when determining whether the license is distinct, which is the case when the customer can benefit from the license without further involvement), the determination of the transaction price (including the judgement of payables to customers), and allocation of the transaction price to the performance obligations on relative standalone selling price. The standalone selling price is sometimes not available or is based on hard-to-value intangible assets, so various valuation techniques are used.
In addition, management’s judgement is required regarding whether revenue from collaborations, licensing and service agreements is recognized over time or at a point in time. Revenue is only recognized when it is highly likely that it will not reverse in future, and this is a judgement required from management. In particular, Note 5.5.2 underlines the judgements made in applying accounting policies, whereby the Research Collaboration and License Agreement with Pfizer and several amendments thereto are most relevant.
5.3.2 Key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty in the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:
•Note 5.5 Revenues: Revenue recognition of product sales: estimate of expected returns and replacements, and supply of products free of charge;
•Note 5.5.2 Other revenues: Likelihoods for refund liabilities and for revenue recognition in accordance with the actual costs compared to the budget;
•Notes 5.8 Other income/(expenses), net and 5.31 Other liabilities: Estimates of income recognized and repayments from grants, measured according to cost incurred compared to the budget;
•Note 5.10 Income tax benefit/(expense): Recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized and whether sufficient evidence is provided for entities;
•Note 5.12 Intangible assets: Amortization period of development expenditures and acquired technologies. The most significant criteria considered for the determination of the useful life include the patent life as well as the estimated period when Valneva can benefit from this intangible asset. These assumptions are considered to be a key source of estimation uncertainty as relatively small changes in the assumptions used may have a significant effect on the Group’s financial statements within the next year;
•Note 5.14 Property, plant and equipment: Depreciation period - assessment of useful life;
•Note 5.15 Impairment testing: Impairment test of intangible, tangible assets and right of use assets: key assumptions underlying recoverable amounts. Budgets comprise forecasts of revenue, staff costs and overheads based on current and anticipated market conditions that have been considered and approved by the Executive Committee. The revenue projections are inherently uncertain due to the short-term nature of the business and unstable market conditions. If the Group does not successfully develop vaccine candidates and receive regulatory approval, or if Valneva fails to successfully manufacture or commercialize vaccine candidates if approved, an impairment may be required. For the main estimates and sensitivities related to the impairment test regarding the CGU, see Note 5.15;
•Note 5.17 Inventories: Write-down analysis for inventories: For the assessment of write-down of raw material the current production plans have been taken into account. Raw material which will not be used before expiry date was written down. For this assessment the status of the expiry dates as of the balance sheet date was used. For the assessment of write-downs of work in progress, finished goods and purchased goods, the forecasted sales plans for 2024 and a minimum shelf life at the time of the most current sales expectation have been taken into account. In addition, those inventories have been assessed on the likelihood of the release of those products.
•Note 5.23 Share-based compensation: Share-based payments and related expected employer contribution costs: assumption for fair value determination as well as the determination of accelerated vesting in the event of a change of control (as considered remotely);
•Note 5.29 Refund liabilities: Recognition and classification of the refund obligation related to the Pfizer Collaboration and License Agreement;
•Notes 5.30 Provisions and 5.33 Commitments and contingencies: Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources. In estimating the provision for onerous contracts, management made assumptions regarding the likelihood of termination costs for certain agreements.
•Note 5.18 Trade receivables and 5.16.5 Impairment of financial assets: A simplified approach based on historical loss rates is used to determine the loss allowances in order to recognize expected credit losses (ECL) for short-term financial assets such as trade receivables.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	14
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
Further information about the assumptions made in measuring fair values is included in the following Notes:
•Note 5.16: Financial instruments and
•Note 5.23: Share-based compensation.
5.4 Segment information
The Company’s Management Board, and since December 20, 2023, its Executive Committee, as the Company’s chief operating decision maker (“CDM”), considers Valneva’s operating business in its entirety to allocate resources and assess performance. The committee evaluates all vaccine candidates and vaccine products together as a single operating segment, “development and commercialization of prophylactic vaccines”. Therefore, the split used to allocate resources and assess performance is based on a functional view, thus correlating to the income statement format.
As a consequence, the Group has changed its internal reporting process as at January 1, 2023 to present a single operating segment instead of the previously disclosed product-based segments.
Segment reporting information for earlier periods has been restated to conform to these changes.
5.5 Revenues
Revenues include both revenues from contracts with customers and other revenues (mainly subleases) which are out of scope from IFRS 15:

	Year ended December 31,
in € thousand	2023	2022	2021
Product sales	144,624	114,797	62,984
Other revenues from contracts with customers	8,075	245,709	284,202
Other non-IFRS 15 revenue	1,014	797	899
REVENUES	153,713	361,303	348,086

Product sales increased in the year ended December 31, 2023 by €29.8 million compared to the prior period. This is a result of higher demand for IXIARO following globally increased travel activities. Further, DUKORAL sales went up substantially in 2023 after supply shortages in 2022, COVID-19 VLA2001 product sales strongly decreased following the Company’s decision to suspend the program.
Other revenues from contracts with customers decreased in the year ended December 31, 2023 by €237.6 million. In 2022, €169.2 million and in 2021 €253.3 million of revenues for COVID-19 VLA2001 were recognized as other revenues from the re-assessment of the likelihood of the royalty obligation and the de-recognition of the previously included capex obligation towards the UK Authority following the settlement agreement in connection to the UK Supply Agreement (discussed in Note 5.5.2). Furthermore, a release of non-refundable advance payments from EU member states related to the COVID-19 VLA2001 Advance Purchase Agreement (APA) with the European Commission amounting to €110.8 million was included as other revenues in 2022. This was offset by €45.9 million net negative revenue from the updated terms of the Collaboration and License Agreement with Pfizer. The other changes compared to 2022 are made up of individually insignificant transactions.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	15
5.5.1 Product sales
The Group mostly generates product sales revenues from the sale of its commercialized travel vaccines and from the sale of third-party products.
The Group’s product sales contracts generally include one nature of performance obligation. Revenue is recognized at the point in time when the identified performance obligation is transferred to the customer, either when the customer obtains control over the goods at the time of shipment or when the product is received by the customer, depending on the terms of the agreement, which generally happens within a few days. Sales contracts with retailers and with the U.S. Department of Defense (DOD) are shown as “direct product sales”, whereas sales to distributors are reported as “indirect sales - sales through distributors”.
Some of the Group’s product sales agreements include retrospective rebates, charge-back clauses, discounts and under certain conditions return rights which give rise to variable consideration under IFRS 15. The constraint on variable consideration (expected rebates, discounts and considerations for product returns) are taken into account and recognized on an accrual basis and reported as refund liabilities or as contract liabilities (for replacement doses) in the consolidated balance sheet.
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
Vaccine Supply Agreement with the UK Authority (UK Supply Agreement)
In September 2020, Valneva entered into the UK Supply Agreement with the Secretary of State for Business, Energy and Industrial Strategy of the United Kingdom (the UK Authority), pursuant to which Valneva was obligated to develop, manufacture and supply SARS-CoV-2 vaccines to the UK Authority in the United Kingdom of Great Britain and Northern Ireland, including an obligation for Valneva to upgrade its manufacturing facilities in Scotland. In September 2021,

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	16
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
In June 2022, Valneva and the UK Authority signed a settlement agreement (the UK Settlement Agreement). The UK Settlement Agreement resolves certain matters relating to the obligations of the Company and UK Authority following the termination of the UK Supply Agreement and in relation to the separate agreement relating to clinical trials of VLA2001 in the UK, which remains in place. The Company continues to have certain other obligations pursuant to provisions of the UK Supply Agreement that survive its termination. Due to the termination of the agreements other revenue in the amount of €169.2 million (of which €80.0 million related to the capex obligation and €89.2 million related to the royalty obligation) were recognized in the year ended December 31, 2022.
There was no impact on the financial position of the Group for the year ended December 31, 2023.
Advance Purchase Agreement with the European Commission (EC APA)
In November 2021, Valneva entered into the EC APA in order to supply its VLA2001 COVID-19 vaccine to participating EC member states. The EC APA was amended in July 2022 to reduce the amount of doses of VLA2001 ordered. At the time of the amendment, Valneva had received advance payments for the original order volume. Per the terms of the EC APA, Valneva is not obligated to repay any amount of such advance payments that had already been spent or committed.
As of December 31, 2022, Valneva had fulfilled its remaining performance obligations under the contract and assessed that the risk of reimbursement of the advance payments was remote. Accordingly, the contract liability was released in full to revenue for the year ended December 31, 2022, including €6.0 million attributed to product sales (as partial advance payment for delivery of 1.25 million doses of VLA2001) and €110.8 million attributed to other revenue from contracts with customers. Therefore, product sales present the part directly related to vaccines sale with the original dose price according to the agreement.
There was no impact on the financial position of the Group for the year ended December 31, 2023.
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
In 2021 and 2022 several amendments to the transaction price were made via amendments to the Collaboration and License Agreement and resulted in a reduction to the constrained (i.e. highly probable) transaction price, reflecting an increase in expected payments to customer related to Valneva’s contribution to Pfizer’s future development costs.
In addition, Valneva considered the constraint to determine if it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Valneva considered that it is no longer highly probable that it will be entitled to the consideration as payments to customers might further increase in the future. Therefore, for the year ended December 31, 2022, the cumulated revenue of €45.9 million was reversed as other revenues from contracts with customers. In the year ended December 31, 2023, no revenues were recognised.
While license and equipment purchase orders were fulfilled in prior periods, the R&D activities and additional services are ongoing through 2024 and will satisfy the performance obligation over time. During this period Valneva will fund 40% of the remaining shared development costs. Items not included in the transaction price as of December 31, 2023 are (i) $143 million of early commercialization milestones, (ii) royalties, ranging from 14% to 22%, and (iii) $100 million of sales milestones which will be recognized when they occur.
As at December 31, 2023, the discounted refund liability amounted to €33.1 million (December 31, 2022: €135.5 million). The decrease was due to payments made in the period in connection with the terms of this agreement. The amounts not recognized in revenue are disclosed as refund liabilities as well as trade receivables which amounted to €10.7 million for the year ended December 31, 2023 (December 31, 2022: €4.6 million).

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	17
5.5.3 Disaggregated revenue information
The Group’s revenues are disaggregated as follows:
Type of goods or service

	Year ended December 31,
in € thousand	2023	2022	2021
IXIARO	73,483	41,349	45,118
DUKORAL	29,775	17,334	2,440
Third party products	35,675	26,545	15,426
COVID VLA2001	5,691	29,568	—
PRODUCT SALES	144,624	114,797	62,984
IXCHIQ (1)	2,733	5,565	3,257
COVID VLA2001 (1)	1,973	280,010	253,314
Lyme VLA15	—	(45,869)	14,265
Services related to clinical trial material	275	3,205	10,001
Others	3,093	2,798	3,364
OTHER REVENUES FROM CONTRACTS WITH CUSTOMERS	8,075	245,709	284,202
Other non-IFRS 15 revenue	1,014	797	899
REVENUES	153,713	361,303	348,086
(1) Revenues from these products were derived from contractual arrangements and do not represent product sales.

In the year ended December 31, 2023 product sales revenues for all active products increased significantly by €29.8 million compared to the same period in 2022.
IXIARO/JESPECT sales showed a 78% increase in sales which was primarily the result of the continued travel market recovery, as well as price increases. The increase in IXIARO product sales included an adverse €1.5 million foreign currency impact. DUKORAL sales in 2023 were 72% higher compared to 2022. This increase is also a result of the significant recovery in the private travel markets and price increases. Foreign currency fluctuations reduced DUKORAL sales by €0.9 million. Third Party product sales recorded a 34% increase which was mainly driven by sales of Rabipur/RabAvert and Encepur under the distribution agreement with Bavarian Nordic. On the other hand, sales revenues for the COVID-19 VLA2001 product decreased by 81% as the program was suspended given the strongly decreased demand.
In the year ended December 31, 2022, other revenues from contracts with customers were strongly influenced by one-off effects. An income of €169.2 million was related to the termination of the UK Supply Agreement and further €110.8 million to the termination of the EC APA. For more detail see above within this Note. This was partially offset by €45.9 million of negative revenue resulting from an increase in the refund liability linked to the amendment to the Collaboration and License Agreement with Pfizer.
In the year ended December 31, 2021, other revenues from VLA2001 of €253.3 million were related to the termination of the UK Supply Agreement. For more detail see further above within this Note. In 2021 other revenues included €14.3 million from the collaboration with Pfizer related to the Lyme vaccine candidate.
Sales channels for product sales
Products are sold via the following sales channels:

	Year ended December 31,
in € thousand	2023	2022	2021
Direct product sales	119,305	75,968	60,306
Indirect product sales (Sales through distributors)	25,320	38,828	2,678
TOTAL PRODUCT SALES	144,624	114,797	62,984

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	18
Geographical markets
In presenting information on the basis of geographical markets, revenue is based on the final location where Valneva’s distribution partner sells the product or where the customer/partner is located.

	Year ended December 31,
in € thousand	2023	2022	2021
United States	32,964	(23,803)	54,791
Canada	28,193	18,904	4,226
United Kingdom	20,266	181,129	256,075
Austria	14,583	21,793	18,529
Germany	13,503	68,529	966
Nordics	12,695	12,043	2,440
France	5,866	46,608	1,367
Other Europe	9,335	18,740	5,006
Rest of World	16,308	17,360	4,684
REVENUE TOTAL	153,713	361,303	348,086
Nordics includes Finland, Denmark, Norway and Sweden.

In the year ended December 31, 2023, revenues from product sales increased considerably, driven by the continued recovery of travel vaccine sales. Revenues from Canada and the United States especially contributed to this increase.
Revenues in the year ended December 31, 2022 were strongly influenced by one-off effects. Revenues from the United States included a €45.9 million net negative revenue from the updated terms of the Collaboration and License Agreement with Pfizer. Further 2022 revenues from the United Kingdom included non-product revenues of €169.2 million from the UK Authority following the UK Settlement Agreement. 2022 also contained a release of non-refundable advance payments from several EU member states, affecting specifically revenues from Germany, France, Austria, Nordics and Other Europe.
In the year ended December 31, 2021, revenues in the United Kingdom were related to VLA2001 including other revenues of €253.3 million following the termination of the UK Supply Agreement. For more detail see further above within this Note.
Information about major customers
The concentration risk on the customer portfolio of the Group is limited. In 2023, there was one single customer (share of 12%) with a contribution exceeding 10% of the annual revenue.
Product sales to the largest customer amounted to €17.7 million in 2023 (2022: €16.0 million, 2021: €41.8 million). Other revenues from the largest customer amounted to €5.0 million in 2023 (2022: €169.2 million, 2021: €253.3 million). In 2022 and 2021, the UK Authority was the largest customer due to the UK Supply Agreement explained above in Note 5.5.2.
5.5.4 Assets and liabilities related to contracts with customers
See Note 5.18 for details on trade receivables, Note 5.19 for details on costs to obtain a contract, Note 5.28 for details of contract liabilities and Note 5.29 for details of refund liabilities.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	19
5.6 Expenses by nature
The consolidated income statement line items cost of goods and services, research and development expenses, marketing and distribution expenses and general and administrative expenses include the following items by nature of cost:

		Year ended December 31,
in € thousand	Note	2023	2022	2021
Consulting and other purchased services		80,988	141,631	169,158
Cost of services and change in inventory		11,417	190,086	105,648
Employee benefit expense other than share-based compensation	5.7	72,997	56,393	85,334
Share-based compensation expense	5.7	6,276	(5,215)	14,678
Raw materials and consumables used		14,113	12,723	14,676
Depreciation and amortization and impairment	5.12/13/14	16,853	44,285	14,281
Building and energy costs		13,088	14,696	10,960
Supply, office and IT costs		11,663	11,739	7,409
License fees and royalties		5,492	6,830	4,865
Advertising costs		13,361	7,343	2,176
Warehousing and distribution costs		3,939	1,898	1,419
Travel and transportation costs		2,700	2,208	538
Other expenses		4,432	2,329	1,309
OPERATING EXPENSES		257,320	486,945	432,452

The €229.6 million decrease in operating expenses from €486.9 million in the year ended December 31, 2022 to €257.3 million in the year ended December 31, 2023 primarily resulted from one-off expenses recorded in 2022 which were related to the suspended COVID-19 program. These expenses included the write-down of COVID-19 vaccine inventory of €159.4 million (presented under “cost of services and change in inventory”) as well as impairment charges of fixed assets.
Expenses for “consulting and other purchased services” reduced substantially in the year ended December 31, 2023, as the comparison period of 2022 included considerable expenses for VLA2001 related to research and development and external manufacturing costs.
Expenses for “cost of services and change in inventory” strongly decreased as in the year ended December 31, 2022 effects from the significant changes to the ordered volumes and the expected future demand for VLA2001, in particular a write-down of inventory of €159.4 million, were recorded.
The expense position “depreciation and amortization and impairment” contains a reversal of a fixed asset impairment in the amount of €1.9 million related to production equipment in the year ended December 31, 2023, whereas 2022 included one-off charges of €14.8 million for the impairment of VLA2001 related fixed assets including idle manufacturing equipment, leasehold improvements and Right of Use assets.
“Employee benefit expenses other than share-based compensation” increased in the year ended December 31, 2023 compared to December 31, 2022 because of a €23.2 million release of the employer contribution provision and therefore an income to the social security contributions in 2022. In the same year “Share-based compensation expense” showed an income due to share-based payment program valuations resulting from the reduction in the share price.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	20
Principal Accountant Fees and Services

	Year ended December 31,
	PricewaterhouseCoopers						Deloitte & Associés
in € thousand	2023	%	2022	%	2021	%	2023	%	2022	%	2021	%
Audit fees	2,076	98%	1,891	99%	1,122	91%	1,902	99%	1,678	99%	1,113	93%
provided by the statutory auditor	1,539	73%	1,386	72%	937	76%	1,622	84%	1,376	81%	939	78%
provided by the statutory auditor's network	537	25%	505	26%	185	15%	280	15%	302	18%	174	15%
Audit-related Fees	—	—%	—	—%	90	7%	—	—%	13	1%	85	7%
provided by the statutory auditor	—	—%	—	—%	85	7%	—	—%	13	1%	85	7%
provided by the statutory auditor's network	—	—%	—	—%	5	—%	—	—%	—	—%	—	—%
Tax fees	40	2%	25	1%	25	2%	—	—%	—	—%	—	—%
provided by the statutory auditor's network	40	2%	25	1%	25	2%	—	—%	—	—%	—	—%
All Other Fees	—	—%	—	—%	—	—%	19	1%	—	—%	—	—%
Total	2,116	100%	1,916	100%	1,238	100%	1,921	100%	1,691	100%	1,199	100%
Audit-related fees comprised mainly the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees.
5.7 Employee benefit expense
Employee benefit expenses include the following:

	Year ended December 31,
in € thousand	2023	2022	2021
Salaries	55,793	57,272	47,717
Social security contributions	14,359	(3,035)	35,923
Share-based compensation expense	6,276	(5,215)	14,678
Training and education	1,292	840	603
Other employee benefits	1,553	1,317	1,091
TOTAL EMPLOYEE BENEFIT EXPENSE	79,273	51,178	100,012
In the year ended December 31, 2022, the social security contributions included an income of €23.2 million resulting from the release of the provision of employer contribution charges on share-based payment programs due to the reduction in the share price.
During 2023, the Group had an average of 684 employees (2022: 778 employees, 2021: 722 employees).
5.8 Other income/(expenses), net
Other income and expenses, net include the following:

	Year ended December 31,
in € thousand	2023	2022	2021
Research and development tax credit	6,797	15,348	21,949
Grant income	11,350	191	1,684
Profit/(loss) on disposal of fixed assets and intangible assets, net	(21)	(38)	(42)
Profit/(loss) from revaluation of lease agreements	45	(32)	—
Taxes, duties, fees, charges, other than income tax	(475)	(217)	(212)
Miscellaneous income/(expenses), net	3,824	(3,054)	(403)
OTHER INCOME AND EXPENSES, NET	21,520	12,199	22,976

Other operating income and expenses increased by €9.3 million, or 76%, to €21.5 million for the year ended December 31, 2023 from €12.2 million for the year ended December 31, 2022 due to higher grant income and net miscellaneous income.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	21
In the year ended December 31, 2023, “grant income” increased due to the recognition of an €11.1 million grant income received from Scottish Enterprise, Scotland’s national economic development agency, for developing non-COVID-19 vaccines (the chikungunya vaccine and IXIARO).
On the other hand the “research and development tax credit” was positively affected in the year 2022 by an amount of €13.9 million related to the research and development programs executed in Austria, mainly for the COVID-19 and chikungunya vaccine candidates. For the year ended December 31, 2021, the research and development tax credit, included €20.2 million from the the research and development programs executed in Austria.
In the “miscellaneous income/(expenses), net”, an income of €4.7 million from a settlement with a supplier in connection with COVID-19 activities was recognised in the year ended December 31, 2023. Further non-recurrent transaction results were recorded, namely a loss of €1.4 million from the divestment of the CTM Unit in Solna as well as a €0.3 million gain from the sale of BliNK. In the year ended December 31, 2022, this position was negatively impacted by a litigation provision in the amount of €3.1 million.
5.8.1 Grants
Grants from governmental agencies and non-governmental organizations are recognized where there is reasonable assurance that the grant will be received and the Group will comply with all conditions.
Grants received as reimbursement of approved research and development expenses are recognized as other income when the respective expenses have been incurred and there is reasonable assurance that funds will be received. Advance payments received under such grants are deferred and recognized when these conditions have been met. Advanced payments received which need to be repaid are recognized as borrowings (see Note 5.24.1).
Government grants received to support the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.
In February 2022 the Group received two grants worth up to £20.0 million (approximately €23.9 million) from Scottish Enterprise, Scotland’s national economic development agency, to support research and development relating to the manufacturing processes of the COVID-19 vaccine and other vaccine candidates. Following the termination of the COVID-19 vaccine program, in May 2023 the grant relating to this program was amended, reducing the available funding by £0.7 million and adjusting how the funds will be used. The funds under these grants will be received over three years, beginning in March 2022. If Valneva fails to comply with the terms of the grants, Scottish Enterprise may stop payments under the grants and require repayment of the funds provided to date. In the year ended December 31, 2023, €11.1 million (£9.6 million) of grant funds from Scottish Enterprise were recognized.
In 2019 the Group signed a funding agreement with CEPI. Valneva will receive up to $24.6 million for vaccine manufacturing and late-stage clinical development of a single-dose, live attenuated vaccine against chikungunya (VLA1553). In line with CEPI’s commitment to equitable access, the funding will underwrite a partnership effort to accelerate regulatory approval of Valneva’s chikungunya vaccine for use in regions where outbreaks occur and support World Health Organization prequalification to facilitate broader access in lower- and middle-income countries. Valneva has to pay back part of the consideration upon achievement of certain milestones. The refundable consideration is accounted for as a loan and measured in accordance with IFRS 9 (see Note 5.24.1). The difference between the proceeds from CEPI and the carrying amount of the loan is treated under IAS 20 and presented as “Borrowings”. The amount from the CEPI grant which benefits Instituto Butantan is recognized as revenue (see Note 5.5). In the year ended December 31, 2023, €0.2 million of grant income (2022: €0.2 million) and €5.0 million of other revenues (2022: €3.9 million) related to CEPI were recognized.
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
In both periods the position included tax credits primarily from Austria and to a lesser extent from France.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	22
5.9 Finance income/(expenses), net
Interest income is recognized on a time-proportion basis using the effective interest method.

	Year ended December 31,
in € thousand	2023	2022	2021
FINANCE INCOME
Interest income from other parties	1,210	260	249
TOTAL FINANCE INCOME	1,210	260	249
FINANCE EXPENSES
Interest expense on loans	(13,681)	(8,238)	(7,273)
Interest expense on refund liabilities	(8,419)	(9,597)	(8,478)
Interest expenses on lease liabilities	(1,183)	(955)	(903)
Other interest expense	(42)	(264)	(309)
TOTAL FINANCE EXPENSES	(23,325)	(19,054)	(16,964)
FOREIGN EXCHANGE GAIN/(LOSSES), NET	5,574	(12,587)	8,130
FINANCE INCOME/(EXPENSES), NET	(16,541)	(31,381)	(8,584)

The foreign exchange gain/(losses), net are primarily driven by non-cash revaluation results of non-Euro denominated balance sheet positions, especially caused by USD denominated liabilities (devaluation of the USD against the EUR of 4% in 2023).
The increase in interest expense on loans is due to the 45% increase in Valneva's average loan volume in 2023 and due to the increase of the average interest rate by 1.48 percentage points. In the year ended December 31, 2023 further tranches of the D&O Loan Agreement were drawn, for further details see Note 5.24.
The interest expense on refund liabilities for the year ended December 31, 2023 of €8.4 million was mainly caused by payment deferrals related to the Pfizer agreement. Please refer to Note 5.29 for more information on the refund liability balances.
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
5.10.1 Current income tax
Income tax income/(expense) is comprised of current and deferred tax.

	Year ended December 31,
in € thousand	2023	2022	2021
CURRENT TAX
Current income tax charge	(931)	(1,029)	(32)
Adjustments in respect of current income tax of previous year	(175)	97	(19)
DEFERRED TAX
Relating to origination and reversal of temporary differences	(1,695)	2,468	(3,395)
INCOME TAX BENEFIT/(EXPENSE)	(2,800)	1,536	(3,446)

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	23
The individual entities’ reconciliations, which are prepared on the basis of the tax rates applicable in each country while taking consolidation procedures into account, have been summarized in the reconciliation below. The estimated tax charge is reconciled to the effective tax charge disclosed.
The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	Year ended December 31,
in € thousand	2023	2022	2021
LOSS BEFORE TAX	(98,629)	(144,815)	(69,979)
Tax calculated at domestic tax rates applicable to profits in the respective countries	23,400	37,203	18,824
Income not subject to tax (mainly R&D tax credit)	190	7,435	10,739
Expenses not deductible for tax purposes	(1,902)	(26)	(2,509)
Deferred tax asset not recognized	(23,360)	(45,955)	(26,902)
Utilization of previously unrecognized tax losses	(1,593)	2,628	—
Income tax credit/withholding tax/other adjustments	553	101	(459)
Effect of change in applicable tax rate	(160)	586	(3,291)
Exchange differences	(25)	(526)	296
Income tax of prior years	98	90	(64)
Minimum income tax	(2)	(2)	(80)
INCOME TAX BENEFIT/(EXPENSE)	(2,800)	1,536	(3,446)
Effective income tax rate	—	—	—
Although the Group operates at a loss overall, there are profitable entities with revenues from the sale of commercialized travel vaccines and from the sale of third-party products.
5.10.2 Deferred tax
As at December 31, 2023, the deferred tax assets of €204.5 million (December 31, 2022: €199.5 million) were not recognized as there was not sufficient evidence that adequate taxable profit will be available against which the unused tax losses can be utilized in the foreseeable future. Deferred tax assets were only recognized for entities where sufficient evidence has been provided that adequate taxable profit will be available against which the unused tax losses can be utilized in the foreseeable future.
As at December 31, 2023, the Group had tax losses carried forward of €879.1 million (December 31, 2022: €821.6 million), of which €290.0 million related to Valneva SE (December 31, 2022: €272.1 million), €564.2 million related to Valneva Austria GmbH (December 31, 2022: €521.7 million), €10.4 million related to Valneva Scotland, Ltd. (December 31, 2022: €19.6 million), €13.7 million related to Valneva Sweden AB (December 31, 2022: €8.2 million) and €0.9 million related to Vaccines Holdings Sweden AB (December 31, 2022: €0.0 million).
Tax losses carried forward in France, Austria, United Kingdom and Sweden have no expiry date.
The gross movement on the deferred income tax account was as follows:

	Year ended December 31,
in € thousand	2023	2022	2021
BEGINNING OF THE YEAR	4,943	2,292	5,158
Exchange differences	(294)	171	529
Income statement charge / (credit)	(1,695)	2,480	(3,395)
END OF THE YEAR	2,954	4,943	2,292

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	24
The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

	Year ended December 31,
in € thousand	2023	2022
DEFERRED TAX ASSET FROM
Tax losses carried forward	207,858	203,852
Fixed assets	1,765	3,541
Inventory	4,388	3,306
Borrowings and accrued interest	4,722	1,526
Provision	1,501	1,659
Other items	217	2,502
Non-recognition of deferred tax assets	(204,529)	(199,493)
TOTAL DEFERRED TAX ASSETS	15,921	16,893
DEFERRED TAX LIABILITY FROM
Fixed assets	(6,364)	(4,789)
Intangible assets	(5,157)	(6,229)
Other items	(1,446)	(932)
TOTAL DEFERRED TAX LIABILITY	(12,967)	(11,950)
DEFERRED TAX, NET	2,954	4,943
The corporate income tax rate in Austria was 25% in 2022 and was reduced to 24% in 2023. The corporate income tax rate will be reduced to 23% from 2024 onward.
The corporate income tax rate in the United Kingdom was 19% until March 2023 and was increased to 25% from April 2023 onward.
The corporate income tax rate in France was reduced to 25% from 2022 onward.
The deferred tax assets and liabilities presented above as at December 31, 2023 and December 31, 2022 have been adjusted for these changes in tax rates.
5.11 Earnings (Losses) per share
Basic
Basic earnings (losses) per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of outstanding shares during the year, excluding shares purchased by the Company and held as treasury shares (see Notes 5.22 and 5.23).

	Year ended December 31,
	2023	2022	2021
Net profit (loss) from continuing operations attributable to equity holders of the Company (in € thousand)	(101,429)	(143,279)	(73,425)
Weighted average number of outstanding shares	138,624,381	115,473,914	97,619,320
BASIC EARNINGS (LOSSES) FROM CONTINUING OPERATIONS PER SHARE (€ PER SHARE)	(0.73)	(1.24)	(0.75)
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	25
of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year ended December 31,
	2023	2022	2021
Profit used to determine diluted earnings per share (in € thousand)	(101,429)	(143,279)	(73,425)
Weighted average number of outstanding shares for diluted earnings (losses) per share (1)	138,624,381	115,473,914	97,619,320
DILUTED EARNINGS/(LOSSES) FROM CONTINUING OPERATIONS PER SHARE (€ PER SHARE)	(0.73)	(1.24)	(0.75)
(1)    Potentially dilutive securities (2023: 2,861,904 share options; 2022: 1,504,892 share options, 2021: 5,846,267) have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact due to the losses reported.
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

Other development expenditures that do not meet these criteria are recognized as expenses when they are incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, generally 10 - 15 years. In 2023 and 2022, no development costs were capitalized.
Amortization
Amortization of intangible assets is calculated using the straight-line method to allocate their cost amounts to their residual values over their estimated useful lives, as follows:
•Software                        3 - 6 years
•Acquired R&D technology and projects         1 - 24 years
•Development costs                1 - 15 years

The useful life is determined on a case-by-case basis according to the nature and characteristics of the items included under this heading. The main current acquired research and development technology project is amortized over periods of 24 years (with a remaining useful life period of 9 years) which is based on estimated period where Valneva benefits from the patent.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	26

in € thousand	Software	Acquired R&D technology and projects	Development costs	Intangible assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2023
Opening net book value	585	26,731	1,394	—	28,711
Additions	85	—	—	—	85
Amortization charge	(420)	(2,683)	(160)	—	(3,262)
Exchange rate differences	4	24	4	—	33
CLOSING NET BOOK VALUE	255	24,073	1,239	—	25,567
AS AT DECEMBER 31, 2023
Cost	6,368	80,562	7,314	—	94,244
Accumulated amortization and impairment	(6,113)	(56,489)	(6,075)	—	(68,677)
CLOSING NET BOOK VALUE	255	24,073	1,239	—	25,567

in € thousand	Software	Acquired R&D technology and projects	Development costs	Intangible assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2022
Opening net book value	1,217	29,768	1,581	134	32,700
Additions	201	1	—	—	201
Amortization charge	(792)	(2,957)	(171)	—	(3,920)
Disposals	—	—	(2)	(125)	(127)
Exchange rate differences	(41)	(80)	(14)	(9)	(144)
CLOSING NET BOOK VALUE	585	26,731	1,394	—	28,711
AS AT DECEMBER 31, 2022
Cost	6,240	80,514	7,304	—	94,058
Accumulated amortization and impairment	(5,655)	(53,783)	(5,910)	—	(65,347)
CLOSING NET BOOK VALUE	585	26,731	1,394	—	28,711
As at December 31, 2023 and December 31, 2022, there were no acquired research and development technology project assets with a definite useful life which are not yet amortized.
Significant intangible assets (included in acquired R&D technology and projects as well as in development costs) with definite useful life are comprised primarily of the already commercialized vaccine against Japanese encephalitis (IXIARO) with acquisition costs amounting to €78.8 million (December 31, 2022: €78.7 million) and a net book value amounting to €25.0 million (December 31, 2022: €27.7 million).
For impairment test, see Note 5.15.
5.13 Leases (right of use assets)
The Group leases various premises, equipment, and vehicles. Rental contracts are typically made for fixed periods ranging from a few months to five years. The rental contracts for the premises in Sweden (10 and 15 years) include a significantly longer fixed period. Generally, the rental contracts do not include an option for early termination or prolongation of the rental period. The rental contracts for the premises in Sweden include options to terminate the agreements earlier. The notice periods in these contracts are between one and six years. At the commencement date, it was not reasonably certain that these early termination options were to be exercised, so they were not included in the valuation of the lease liabilities and right of use assets. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.
Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, which is generally the case for leases in the Group, the Group uses its incremental borrowing rate. The incremental borrowing rate depends on the term, currency and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates, a country-specific risk adjustment, a credit risk adjustment based on bond yields, and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different than that of the Group and the lease does not benefit from a guarantee from the Group. Valneva uses incremental borrowing rates between 0.183% and 7.000%, depending on the currency and the remaining term until maturity. For the rental contracts

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	27
for the premises in Sweden interest rates of 2.493% and 3.401% were determined following significant increases in right of use assets in Sweden.
The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. This includes also the major contracts for the premises in Sweden, which contain variable payments based on inflation rates or on published interest rates.
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
Payments associated with short-term leases of equipment and vehicles and all leases of low-value assets (below €10,000) are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less and for which there is no option for the lessee to prolong the contract to more than 12 months or there is no reasonable certainty that such an option will be exercised. Low-value assets comprise mainly IT equipment and small items of office furniture.
The Group does not have residual value guarantees in the rental contracts.
5.13.1 Development of right-of-use assets

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Furniture, fittings and other	Total assets
YEAR ENDED DECEMBER 31, 2023
Opening net book value	41,365	—	238	41,603
Additions	3,593	—	189	3,781
Amortization	(2,428)	—	(141)	(2,569)
Termination of contracts	(22,516)	—	(32)	(22,548)
Exchange rate differences	127	—	(2)	125
CLOSING NET BOOK VALUE	20,141	—	251	20,392

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Furniture, fittings and other	Total assets
YEAR ENDED DECEMBER 31, 2022
Opening net book value	47,993	15	278	48,285
Additions	1,482	—	147	1,629
Amortization	(2,944)	(15)	(145)	(3,103)
Impairment charge	(4,178)	—	—	(4,178)
Revaluation due to variable payments	859	—	—	859
Termination of contracts	—	—	(32)	(32)
Exchange rate differences	(1,847)	—	(10)	(1,857)
CLOSING NET BOOK VALUE	41,365	—	238	41,603
In the year ended December 31, 2023, right of use assets decreased from €41.6 million to €20.4 million, mainly due to termination of contracts and amortizations. This was partly offset by modifications of lease contacts for buildings in Sweden and a new lease contract for office space in the United States.
The largest lease agreements for the premises in Austria was terminated in September 2023 with a termination value of €22.5 million. The largest remaining active lease contract was for the building in Solna, Sweden with a book value of €15.5 million as at December 31, 2023 (December 31, 2022: €14.7 million).
For details on lease liabilities, see Note 5.27. For details on the impairment charge, see Note 5.15.
5.13.2 Other amounts recognized in the consolidated income statement
Expense relating to short-term leases and leases of low-value assets as well as expenses relating to termination of lease contracts have not been material in 2023 and 2022. There have been no substantive revaluations in 2023 and 2022.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	28
5.14 Property, plant and equipment
Property, plant and equipment mainly comprise a manufacturing facility and leasehold improvements in rented office and laboratory space. All Property, plant and equipment are stated at historical cost less depreciation and less impairment losses when necessary. Historical cost includes expenditure that is directly attributable to the acquisition of the items.
Subsequent costs are included in the asset’s carrying amount or are recognized as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Group and that the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they incur.
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
Depreciation of assets is calculated using the straight-line method to allocate their cost amounts to their residual values over their estimated useful lives, as follows:
▪Buildings, leasehold improvements            5 - 40 years
▪Machinery, laboratory equipment            1 - 15 years
▪Furniture, fittings and office equipment        4 - 10 years
▪Hardware                    3 - 5 years
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

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Computer hardware	Furniture, fittings and other	Assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2023
Opening net book value	74,493	34,544	1,140	675	1,583	112,435
Change in consolidation scope	22,373	—	—	—	—	22,373
Additions	9,088	2,884	414	33	1,985	14,404
Depreciation charge	(6,008)	(4,372)	(442)	(155)	—	(10,976)
Impairment charge/reversal	—	1,869	—	—	—	1,869
Disposals	(1,837)	(3,547)	(61)	(2)	—	(5,448)
Exchange rate differences	991	383	3	9	155	1,541
CLOSING NET BOOK VALUE	99,100	31,761	1,053	560	3,724	136,198
AS AT DECEMBER 31, 2023
Cost	125,580	73,686	3,438	1,895	3,724	208,323
Accumulated depreciation and impairment	(26,479)	(41,926)	(2,384)	(1,335)	—	(72,125)
CLOSING NET BOOK VALUE	99,100	31,761	1,053	560	3,724	136,198
The change in consolidation scope came from the acquisition of VBC3, see Note 5.1.2. The additions were primarily from the finalization of the Almeida facility in Livingston. The reversal of impairment is due to a reversal of a fixed asset impairment in the amount of €1.9 million related to production equipment.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	29

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Computer hardware	Furniture, fittings and other	Assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2022
Opening net book value	10,284	21,066	1,335	202	92,659	125,545
Reclassification	45,082	16,576	—	—	(61,658)	—
Additions	30,902	24,484	281	552	(29,043)	27,176
Depreciation charge	(3,091)	(10,424)	(432)	(64)	—	(14,012)
Impairment charge	(4,453)	(14,618)	—	—	—	(19,071)
Disposals	—	(43)	(2)	—	—	(45)
Exchange rate differences	(4,230)	(2,497)	(42)	(14)	(375)	(7,158)
CLOSING NET BOOK VALUE	74,493	34,544	1,140	675	1,583	112,435

AS AT DECEMBER 31, 2022
Cost	96,528	76,315	3,245	1,912	1,583	179,583
Accumulated depreciation and impairment	(22,035)	(41,770)	(2,105)	(1,238)	—	(67,148)
CLOSING NET BOOK VALUE	74,493	34,544	1,140	675	1,583	112,435
Additions in 2022 mainly referred to investments in Scotland and Sweden and related to the production of VLA2001. Reclassification in 2022 mainly related to assets in Scotland for which final construction took place in 2022. With regards to impairment charges recognized in 2022, see Note 5.15.
From the total of €16.9 million (2022: €44.3 million) of depreciation, amortization and impairment expenses, €12.5 million (2022: €39.5 million) were charged to cost of goods and services, €3.0 million (2022: €3.5 million) were charged to research and development expenses, €0.8 million (2022: €0.7 million) were charged to marketing and distribution expenses and €0.5 million (2022: €0.6 million) were charged to general and administrative expenses. The decrease in depreciation and amortization charged to costs of goods and services was caused by impairments in VLA2001 and DUKORAL in 2022.
Non-current operating assets by region
Non-current operating assets for this purpose consist of intangible assets, right of use assets and property, plant and equipment. The main non-current operating assets are allocated to sites where production and research and development activities take place. Sales activities by distribution sites do not require major non-current operating assets. Revenues by region (see Note 5.5) are structured according to the location of the final customer. In some countries there are customers, but no assets.

	Year ended December 31,
in € thousand	2023	2022
United Kingdom	87,646	84,843
Austria	49,460	52,199
Nordics	39,111	40,250
Other Europe	4,839	5,211
United States	934	64
Canada	166	183
NON-CURRENT ASSETS	182,156	182,749
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
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The cash-generating units correspond with the specific vaccine products and vaccine candidates. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
De-recognition of VLA2001
As at December 31, 2022, impairment tests were adapted to the changes resulting in de-recognition of the COVID vaccine VLA2001 as a CGU as no material future cash flows are expected to be generated by this CGU following the Company's decision to wind down the COVID-19 program, and utilization of dedicated and shared assets was reviewed.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	30
In addition, future cash flows generated by the IXCHIQ vaccine were taken into account as fixed assets originally expected to be utilized by COVID are now expected to be used across the IXIARO, DUKORAL and IXCHIQ CGUs. A triggering event was identified in December 2022 for the CGUs impacted by suspending manufacturing of VLA 2001 and impairment tests were performed as at December 31, 2022. As a consequence, impairment charges for VLA2001 of €14.8 million were recorded for the year ended December 31, 2022. This impairment was composed of €1.0 million for right of use assets, €1.9 million for leasehold improvements and €11.9 million for manufacturing equipment. In the year ended December 31, 2023, the impairment for manufacturing equipment could be reduced by €1.9 million, as certain assets were usable for other vaccine productions, especially IXCHIQ (see also Note 5.13 and 5.14).
IXIARO
The impairment test for the CGU of IXIARO did not result in any impairment for the years ended December 31, 2023 and 2022. Further, no triggering event was identified.
DUKORAL
As at December 31, 2022, impairment charges for DUKORAL CGU were recorded in the amount of €8.3 million, including €3.2 million of right of use assets, €2.5 million of leasehold improvements and €2.7 million of manufacturing equipment. As at December 31, 2023, no triggering event was identified and also the impairment testing did not result in further impairment needs. The results of the impairment testing on DUKORAL were not materially different from the position as at December 31, 2022. An increase in the WACC or reduction in revenue may result in further impairment charges (see table below).
IXCHIQ
The impairment test for the CGU of the new vaccine IXCHIQ as at December 31, 2023 did not result in any impairment requirement as the value in use for the CGU was considerably higher than the book value of its assets. Additionally, no triggering events were identified for IXCHIQ. Further details can be seen in the below sensitivity analysis.
Sensitivity to changes in assumptions
The net present value calculations are based upon assumptions regarding market size, expected sales volumes resulting in sales value expectations, expected royalty income or expected milestone payments.The net present value calculations are most sensitive to the following assumptions:
–discount rate
–reduction of expected revenues
The following table shows the these parameters and their sensitivity to the overall result in case of described changes:

in € thousand except ratios	IXIARO	DUKORAL	IXCHIQ	CTM*
WEIGHTED AVERAGE COST OF CAPITAL (WACC)
2023	9.08%	8.94%	9.04%	—%
2022	8.34%	8.30%	8.25%	9.50%
BREAK-EVEN WACC
2023	81.06%	8.04%	113.62%	—%
2022	56.27%	7.59%	113.60%	15.00%
Impairment if WACC increases by 1% (in € thousand)
2023	NO	3,330	NO	—
2022	NO	5,095	NO	NO
Impairment if sales reduce by 10% (in € thousand)
2023	NO	6,508	NO	—
2022	NO	4,023	NO	1
* CTM CGU was sold in July 2023, see Note 5.1.1.
5.16 Financial instruments
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	31
5.16.1 Financial instruments by category
The Group has materially only short-term assets and all of the financial instruments are categorized as assets at amortized costs. Financial instruments can be found in the following positions within the assets:

	Year ended December 31
in € thousand	2023	2022
FINANCIAL INSTRUMENTS IN ASSETS
Trade receivables	41,645	23,912
Other assets (1)	1,109	11,988
Cash and cash equivalents	126,080	289,430
TOTAL ASSETS	168,834	325,330
(1)    Prepayments and tax receivables and other non-financial assets are excluded from the other assets balance, as this analysis is required only for financial instruments.

The Group has only financial instruments which are categorized as liabilities at amortized costs. Financial instruments can be found in the following positions within the liabilities:

	Year ended December 31
in € thousand	2023	2022
FINANCIAL INSTRUMENTS IN LIABILITIES
Borrowings	176,847	98,806
Trade payables and accruals	44,303	41,491
Tax and employee-related liabilities (1)	10,815	10,778
Lease liabilities	31,969	53,574
Refund liabilities	39,941	143,085
Other liabilities (2)	34	32
TOTAL LIABILITIES	303,908	347,767

(1)    Social security and other tax payables are excluded from the tax and employee-related liabilities balance, as this analysis is required only for financial instruments.
(2)    Deferred income is excluded from the other liabilities balance, as this analysis is required only for financial instruments.

5.16.2 Fair value measurements
As at December 31, 2023 and December 31, 2022, the Group did not have assets and liabilities measured though profit and loss. In both periods, the Group also did not have open foreign currency options nor foreign currency forwards. Due to the short-term nature of its financial instruments fair valuation has no effect on the financial position.
5.16.3 Foreign currency sensitivity analysis
The following table details the Group’s sensitivity of financial instruments to a 10% increase and decrease in currency units against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year-end for a 10% change in foreign currency rates. The sensitivity analysis includes external loans as well as loans to foreign operations within the Group where the denomination of the loan is in a currency other than the currency of the lender or the borrower. A positive number below indicates an increase in pre-tax profit or a reduction in pre-tax loss.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	32
With all other variables held constant, the impact from changes in exchange rates on the pre-tax result would be as follows:

	Year ended December 31
in € thousand	2023	2022
$/EUR +10%	(24,079)	(21,245)
$/EUR -10%	29,430	25,966
GBP/EUR +10%	4,760	3,941
GBP/EUR -10%	(5,817)	(4,817)
SEK/EUR +10%	(8,846)	(9,318)
SEK/EUR -10%	10,812	11,388
CAD/EUR +10%	2,368	2,011
CAD/EUR -10%	(2,894)	(2,457)
The effect in the USD/EUR relationship is mostly due to borrowings denominated in USD while the cash and working capital is predominantly on a EUR basis. Due to higher borrowings in the year ended December 31, 2023, the Group’s sensitivity has slightly increased. The Group has not used any hedging instruments to reduce the impact of foreign exchange rate changes.
5.16.4 Credit quality of financial assets
The credit quality of financial assets that are not impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates as follows:

	Year ended December 31
in € thousand	2023	2022
TRADE RECEIVABLES
Receivables from governmental institutions (AAA-country)	205	757
Receivables from governmental institutions (AA-country)	11,535	3,620
Receivables from governmental institutions (A-country)	—	—
AA	—	—
A	—	4,861
Counterparties without external credit rating or rating below A	29,905	14,674
TRADE RECEIVABLES	41,645	23,912

OTHER ASSETS
A	—	11,296
Assets from governmental institutions (AA-country)	—	151
Counterparties without external credit rating or rating below A	1,109	541
OTHER ASSETS	1,109	11,988

CASH AND CASH EQUIVALENTS
AA	17,581	11,557
A	108,253	272,719
Counterparties without external credit rating or rating below A	245	5,154
CASH AND CASH EQUIVALENTS	126,080	289,430
The rating information refers to long-term credit ratings as published by Standard & Poor’s or another rating organization (equivalent to the Standard & Poor’s rating).
The maximum exposure to credit risk at the reporting date is the fair value of the financial assets.

5.16.5 Impairment of financial assets
Trade receivables
According to IFRS 9.5.5.15, the simplified approach (measure the loss allowance at an amount equal to lifetime expected credit losses) has to be used for trade receivables, which do not contain a significant financing component. This is the case for the Group, as all trade receivables are short-term with a maturity lasting less than 12 months.
Loss allowances have to be established for each trade receivable based on the expected credit losses. Accordingly, at the end of each reporting period, trade receivables were adjusted through a loss allowance in accordance with the revised expected outcome.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	33
According to IFRS 9.5.5.17, default probabilities are to be determined on the basis of historical data but must be adjusted on the balance sheet date on the basis of up-to-date information and forward looking information. The analysis of the historical data showed as at December 31, 2023 and December 31, 2022 that losses incurred were immaterial, taking further into account the limited number of customers as well as credit checks mentioned in Note 5.2.5. Therefore, loss allowance was considered immaterial as at December 31, 2023 and December 31, 2022.
Other assets and cash and cash equivalents
Historically, no losses have been incurred on other assets measured at amortized costs and on cash and cash equivalents. As at December 31, 2023 and December 31, 2022, the expected credit loss was calculated using the cumulative expected default rate based on the counterparties’ ratings and was immaterial.
5.17 Inventories
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

	Year ended December 31
in € thousand	2023	2022
Raw materials	35,379	86,452
Work in progress	38,094	114,218
Finished goods	12,968	11,783
Purchased goods (third party products)	3,626	3,518
GROSS AMOUNT OF INVENTORIES BEFORE WRITE-DOWN	90,067	215,970
Less: write-down provision	(45,601)	(180,866)
INVENTORIES	44,466	35,104

The decrease in gross amounts of inventories before write-down is primarily related to decrease in the inventory of raw materials and work in progress as of December 31, 2023.
The total write-down provision on inventory amounts to €45.6 million as of December 31, 2023 (December 31, 2022: €180.9 million). The decrease in the write-down provision compared to prior year is mainly attributable to the suspension of manufacturing of VLA2001 in 2022. As a result, raw material acquired to produce VLA2001 which could not be repurposed and used for other products was written down. Work in progress related to VLA2001 was written down due to reduced sales expectations following the termination of supply agreements. In total an amount of €176.9 million related to VLA2001 inventory was included in 2022.
Write-down provisions related to the inventory categories as follows:

	Year ended December 31
in € thousand	2023	2022
Raw materials	28,158	79,939
Work in progress	15,177	99,089
Finished goods	1,524	1,417
Purchased goods (third party products)	743	421
TOTAL WRITE-DOWN PROVISION	45,601	180,866

As at December 31, 2023, €31.2 million of the inventory reserve related to VLA2001 (December 31, 2022: €176.9 million), of which €26.6 million was attributable to the raw materials (December 31, 2022: €78.8 million) and €4.6 million to work in progress (December 31, 2022: €98.1 million). As at December 31, 2023, the remaining write-down provision of €12.2 million in raw materials and work in progress relate to Valneva's commercialized vaccines IXIARO, DUKORAL and IXCHIQ (December 31, 2022: €2.2 million)..
As at December 31, 2023, the write down provision for finished goods for Valneva's commercialized vaccines IXIARO and DUKORAL based on sales expectations and limited shelf life of the products amount to €1.5 million (December 31, 2022: €1.4 million). Also a slight increase in the provision for third party products was necessary as at December 31, 2023 (December 31, 2022: €0.4 million).
5.18 Trade receivables
Trade receivables are initially recognized at fair value. The carrying amount of trade receivables is reduced through an allowance for doubtful account. When a trade receivable is considered uncollectible, it is written off against this

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	34
allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the profit or loss.
Trade receivables include the following:

	Year ended December 31
in € thousand	2023	2022
Trade receivables	41,714	23,997
Less: loss allowance of receivables	(69)	(84)
TRADE RECEIVABLES, NET	41,645	23,912

In 2023 and 2022, no material impairment losses were recognized. As at December 31, 2023, the amount of trade receivables past due (which is defined as being more than 30 days late) reached €4.5 million (December 31, 2022: €4.4 million) of which €3.4 million come from a governmental authority with a credit rating of B+/B2.
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
As at December 31, 2023, trade receivables included €41.6 million (December 31, 2022: €23.9 million) of receivables from contracts with customers.
5.19 Other assets
Other assets include the following:

	Year ended December 31
in € thousand	2023	2022
R&D tax credit receivables	43,762	49,174
Advance payments	759	1,672
Tax receivables	3,921	9,066
Prepaid expenses	4,468	4,939
Contract costs	3,710	3,710
Consumables and supplies on stock	872	1,380
Miscellaneous current assets	522	451
OTHER NON-FINANCIAL ASSETS	58,014	70,391
Deposits	194	11,822
Miscellaneous financial assets	916	165
OTHER FINANCIAL ASSETS	1,109	11,988
OTHER ASSETS	59,123	82,378
Less non-current portion	8,490	8,299
CURRENT PORTION	50,633	74,079

Due to the short term nature of the financial instruments included in other assets, their carrying amount is considered to be the same as their fair value.
The “R&D tax credit receivables” is mainly related to the received research and development tax credit primarily in connection with the COVID-19, chikungunya and Lyme vaccine candidates.
The reduction in “tax receivables” goes back to receipt of VAT claims. The reduction in “deposits” is related to the termination of the lease agreement and the subsequent purchase of VBC3. In 2022, VBC3 was still under a lease agreement for which a deposit was given. For more information about the VBC3 acquisition, see Note 5.13.
5.20 Cash and cash equivalents
Cash includes cash at bank, cash in hand, and deposits held at call with banks. Cash equivalents include short-term bank deposits and medium-term notes with a maximum maturity of three months that can be assigned or sold on very short notice and are subject to insignificant risk of changes in value in response to fluctuations in interest rates.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	35

	Year ended December 31
in € thousand	2023	2022
Cash in hand	9	3
Cash at bank	126,071	286,530
Clearing accounts	(1)	(1)
Restricted cash	—	2,898
CASH AND CASH EQUIVALENTS	126,080	289,430
As at December 31, 2023, there was no restricted cash. As at December 31, 2022 the restricted cash mainly consisted of a locked bank account for a bank guarantee provided to a supplier as security for a payment relating to a settlement agreement announced in September 2022. As a result of a payment made in February 2023, this restriction has been removed.
In 2023, the minimum liquidity requirement for the Group according to the D&O Loan Agreement. (see Note 5.24.1) was €35 million.
5.21 Assets classified as held for sale
BliNK Biomedical SAS
Valneva previously held a 48.9% equity interest in BliNK Biomedical SAS, Marseille (BliNK), a private company not listed on a stock exchange. As a result of the management's intent to sell the equity interest, it was classified as an asset held for sale as of June 30, 2022.
On September 8, 2023, the Company sold its equity interest in BliNK. The proceeds of the sale amounted to €2.4 million. For the year ended December 31, 2023, the final sale resulted in a profit of €0.2 million. The transaction stipulates an earn-out component which entitles the Company to receive 0.006491% for each equity interest share of BliNK’s net revenue over a period of seven years. The Company has assessed the fair value of the earn-out component as at December 31, 2023 to be immaterial.
Divestment of CTM Unit in Solna, Sweden
Valneva decided to divest its CTM unit in Solna as explained in Note 5.1.1 and 5.8. The transfer of ownership of the unit took effect on July 1, 2023. With the payment of the proceeds no remaining assets or liabilities held for sale were shown for the CTM unit as of December 31, 2023.
5.22 Equity
5.22.1 Share capital and share premium
The ordinary shares and convertible preferred shares are classified as equity.

	Year ended December 31
number of shares	2023	2022
Ordinary shares issued (€0.15 par value per share)	138,912,142	138,346,968
Convertible preferred shares registered	—	20,514
TOTAL SHARES ISSUED	138,912,142	138,367,482
Less Treasury shares	(124,322)	(124,322)
OUTSTANDING SHARES	138,787,820	138,243,160
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
The profit or loss for the year is fully included in net result, while other comprehensive income solely affects retained earnings and other reserves.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	36
The following table shows the development of the number of outstanding shares:

	Year ended December 31
number of shares	2023	2022
OUTSTANDING AS AT JANUARY 1	138,243,160	105,114,763
Share-based compensation exercises	544,660	2,578,636
Capital Increase	—	30,549,761
OUTSTANDING AT YEAR END	138,787,820	138,243,160
The Company has issued stock options to employees under various employee stock option plans (ESOPs) established in the last 10 years. For details, please refer to Note 5.23.
In June 2022, Pfizer invested €90.6 million ($95.0 million) million net representing 9,549,761 shares at a price of €9.49 per share through a reserved capital increase. In October 2022, the Company closed the Global Offering for a total of 21,000,000 new ordinary shares. Aggregate gross proceeds of the Global Offering, before deducting underwriting commissions and expenses payable by the Company, were €102.9 million ($99.9 million).The costs of both equity transactions which were directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.
Conditional and authorized capital
As at December 31, 2023, the Company had 9,919,432 (December 31, 2022: 7,267,281) shares of conditional capital in connection with (see Note 5.23):
•the possible exercise of existing stock options; and
•the possible final grant of existing Free Ordinary Shares.

Pursuant to resolution No. 21 of the Combined General Meeting held on December 20, 2023, the maximum aggregate amount of capital increases that may be carried out, with immediate effect or in the future, under resolutions 13 to 20 of said Meeting, may not exceed €5.2 million, it being specified that to this maximum aggregate amount will be added the additional nominal amount of shares or securities to be issued in accordance with applicable legal or regulatory provisions and, if applicable, with contractual provisions providing for other forms of adjustment, in order to preserve the rights of the holders of securities or other rights giving immediate and/or future access to the capital of the Company.
5.22.2 Other reserves

in € thousand	Other regulated reserves	Other comprehensive income	Treasury shares	Capital from Share-based compensation	Other revenue reserves	Total
BALANCE AS AT JANUARY 1, 2023	52,820	(5,041)	(645)	17,636	(9,517)	55,252
Currency translation differences	—	3,300	—	—	—	3,300
Defined benefit plan actuarial losses	—	(130)	—	—	—	(130)
Share-based compensation expense	—	—	—	6,666	—	6,666
Purchase/sale of treasury shares	—	—	—	—	—	—
BALANCE AS AT DECEMBER 31, 2023	52,820	(1,871)	(645)	24,301	(9,517)	65,088

in € thousand	Other regulated reserves	Other comprehensive income	Treasury shares	Capital from Share-based compensation	Other revenue reserves	Total
BALANCE AS AT JANUARY 1, 2022	52,820	(5,146)	(645)	15,000	(9,517)	52,512
Currency translation differences	—	(73)	—	—	—	(73)
Defined benefit plan actuarial gains	—	178	—	—	—	178
Share-based compensation expense	—	—	—	2,636	—	2,636
Purchase/sale of treasury shares	—	—	—	—	—	—
BALANCE AS AT DECEMBER 31, 2022	52,820	(5,041)	(645)	17,636	(9,517)	55,252
Other regulated reserves contain a non-distributable mandatory legal reserve from the merger with Intercell AG.
The Company did not obtain a dividend from its subsidiaries or pay a dividend to its shareholders in 2023 and 2022.
5.23 Share-based compensation
The Company operates various share-based compensation plans, both equity-settled and cash-settled plans. The consolidated statement of profit or loss includes the following expenses arising from share-based payments:

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	37

	Year ended December 31
in € thousand	2023	2022	2021
Stock option plans	5,152	1,916	646
Free convertible preferred share plans	—	—	652
Free ordinary shares program	1,514	719	1,334
Phantom shares	(390)	(11,291)	11,877
SHARE-BASED COMPENSATION EXPENSE /(INCOME)	6,276	(8,656)	14,509
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
Beginning in 2013, the Company granted stock options to employees and management pursuant to seven successive plans.
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
Changes in the number of stock options outstanding and their related weighted average exercise prices are as follows:

	2023			2022
	Number of options	Number of shares available	Average exercise price (in € per share)	Number of options	Number of shares available	Average exercise price (in € per share)
OUTSTANDING AS AT JANUARY 1	5,774,339	5,776,114	4.90	3,933,385	3,996,588	3.11
Granted	3,441,269	3,441,269	5.25	3,152,751	3,152,751	6.47
Expired	(3,648)	(4,015)	2.92	—	—	—
Forfeited	(647,024)	(647,024)	5.25	(196,834)	(196,834)	3.05
Exercised	(14,134)	(15,542)	2.92	(1,114,963)	(1,176,391)	3.32
OUTSTANDING AT YEAR END	8,550,802	8,550,802	5.02	5,774,339	5,776,114	4.90
Exercisable at year end	3,296,856	3,296,856	3.98	2,621,588	2,623,363	3.02
14,134 employee stock options (of which 14,134 were granted from ESOP 2013, 0 from ESOP 2015 and 0 from ESOP 2016) were exercised in 2023, whereas 1,114,963 employee stock options (of which 615,918 were granted from ESOP 2013, 478,845 from ESOP 2015 and 20,200 from ESOP 2016) were exercised in 2022.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	38
Stock options outstanding at the end of the period have the following expiry dates and exercise prices:

	Exercise price (in € per share)	Number of options as at December 31, (presentation as number of convertible shares)
expiry date		2023	2022
2023	2.92	—	19,557
2025	3.92	43,655	43,655
2026	2.71	14,500	14,500
2027	2.85	551,475	551,475
2029	3.05	1,770,676	1,994,176
2032	6.47	2,750,477	3,152,751
2033	5.25	3,420,019	—
OUTSTANDING AT YEAR END		8,550,802	5,776,114
In 2023, 3,441,269 stock options were granted (2022: 3,152,751). The weighted average grant date fair value of options granted during 2023 was €3.22 (2022: €3.77). The fair value of the granted options was determined using the Black Scholes valuation model.
The significant inputs into the models were:

As at Dec 15, 2023
Expected volatility (%), based on historical volatility	72.95
Expected vesting period (term in years)	5.50 – 6.50
Risk-free interest rate (%)	2.12 – 3.15
5.23.2 Free ordinary shares
In 2023, the Company’s Management Board granted 445,320 free ordinary shares for the benefit of Management Board and members of the Company’s senior management (2022: 401,911). The purpose of this free share plan 2023-2026 is to provide a long-term incentive program for the Company’s senior management.
The number of free ordinary shares granted was as follows:

	Year ended December 31
number of free ordinary shares granted	2023	2022
Executive Committee (formerly Management Board)	263,842	196,855
Senior Leadership Group	181,478	205,056
FREE ORDINARY SHARES GRANTED	445,320	401,911
In accordance with the foregoing, changes in the outstanding free ordinary shares are as follows:

	Year ended December 31
number of free shares	2023	2022
OUTSTANDING AS AT JANUARY 1	1,487,667	1,842,404
Granted	445,320	401,911
Forfeited	(14,725)	(120,000)
Exercised	(549,632)	(636,648)
OUTSTANDING AT YEAR END	1,368,630	1,487,667
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
The first and the second tranche for the free shares granted in 2023 will vest on December 15, 2025, and the third tranche will vest on December 15, 2026.
Following the vesting of the free shares, no compulsory holding period will apply to the vested shares.
The expenses arising from the free ordinary share plan is the number of shares granted expected to vest multiplied with the share price at the grant date.
The 2023 and 2022 plans further provide for accelerated vesting of the free shares in the event of a Change of Control (as defined in the applicable terms & conditions) occurring no earlier than two years after the grant date. For the 2022 plan that is October 10, 2024, and for the 2023 plan it is December 15, 2025. As management considered the chance of a Change of Control remote at the grant date, this was not included in the determination of the vesting period. In addition,

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	39
the plan provides for the possibility to remain entitled to a prorated number of shares, for any unvested tranche, in case of retirement of a beneficiary before complete vesting. Finally, the terms and conditions applicable to the free share plans state that if a Change of Control takes place before the specified date and section III of Article L. 225-197-1 of the French Commercial Code does not apply, the plan will be canceled and the Company will indemnify the participants for the loss of unvested free shares, and, for the Management Board members, to getting all required shareholder approvals. The gross amount of this indemnity will be calculated as though such free shares had been vested upon the Change of Control. The conditions and limitations set forth in the applicable terms and conditions of the plan will apply to this calculation, mutatis mutandis.
In accordance with section II (4th paragraph) of Article L. 225-197-1 of the French Commercial Code, the Supervisory Board decided during its meetings held on June 22, 2022 and March 9, 2023 that the Management Board members should keep no less than 20% of the vested free shares of each tranche until termination of their office as Management Board member or corporate officer.
5.23.3 Phantom shares
In 2017, 2019 and 2020, phantom share plans were issued for employees who are US citizens, with the same conditions as the stock option programs (see above) but which will not be settled in equity, but in cash. Therefore, it is considered as a cash settled plan. The liability for the phantom shares is measured (initially and at the end of each reporting period until settled) at the fair value of the share options rights, by applying an option pricing model taking into account the terms and conditions on which the phantom rights were granted and the extent to which the employees have rendered services to date.
No new phantom shares were granted in 2023. In 2022, no new phantom shares were granted, but a change from one phantom share program to another for one employee was agreed.
In accordance with the foregoing, changes in the outstanding phantom shares are as follows:

	Year ended December 31
number of phantom shares	2023	2022
OUTSTANDING AS AT JANUARY 1	670,500	841,450
Granted	—	117,000
Forfeited	(50,000)	(67,001)
Exercised	(210,000)	(220,949)
OUTSTANDING AT YEAR END	410,500	670,500

The carrying amount of the liability relating to the phantom shares as at December 31, 2023 was €1.4 million (December 31, 2022: €3.0 million). The fair values of the granted options were determined on the balance sheet dates using the Black Scholes valuation model.
Phantom shares outstanding at the end of the period have the following expiry dates and exercise prices:

	Exercise price (in € per share)	Number of phantom shares as at December 31,
expiry date		2023	2022
2027	2.85	6,250	6,250
2029	3.05	194,250	244,250
2030	—	210,000	420,000
OUTSTANDING AT YEAR END		410,500	670,500
The significant inputs into the models were:

	Year ended December 31
	2023	2022
Expected volatility (in %)	51.26	51.07-86.95
Expected vesting period (term in years)	—	0.25-0.93
Risk-free interest rate (in %)	2.10	1.32-2.37
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	40
Borrowings of the Group at period-end include the following:

	Year ended December 31
in € thousand	2023	2022
NON-CURRENT
Debentures and other loans	132,768	87,227
CURRENT
Debentures and other loans	44,079	11,580
TOTAL BORROWINGS	176,847	98,806

The maturity of the borrowings is as follows:

	Year ended December 31
in € thousand	2023	2022
Between 1 and 3 years	62,378	57,838
Between 3 and 5 years	70,390	28,765
Over 5 years	—	624
NON-CURRENT BORROWINGS	132,768	87,227
Current borrowings	44,079	11,580
TOTAL BORROWINGS	176,847	98,806

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	Year ended December 31
in € thousand	2023	2022
Borrowings denominated in EUR	3,581	4,433
Borrowings denominated in USD	173,266	94,373
TOTAL BORROWINGS	176,847	98,806
5.24.1 Other loans
In August 2023, Valneva signed the 7th amendment of the D&O Loan Agreement originally signed in February 2020. The amendment provided the Company with immediate access to $100.0 million (€90.0 million), out of which $50.0 million (€45.0 million) was drawn at the execution date of the amendment on August 16, 2023 and the remaining $50.0 million (€45.0 million) was drawn on December 28, 2023. The interest rate on the new debt remains unchanged at 9.95%, translating into an effective interest rate for the first draw of 14.17% and for the second draw of 13.47% as of December 31, 2023. The new tranches have a three-year interest-only period and will mature on August 16, 2028. Transaction costs amounting to €11.2 million have been deducted from the loan proceeds received. As at December 31, 2023, a total of $200.0 million have been drawn under the loan agreement. The book value of the loan amounts to $186.2 million (€167.5 million).
In April 2022, Valneva signed an amendment to increase the principal amount of the $60.0 million (€54.0 million) D&O Loan Agreement. The April 2022 amendment provided Valneva immediate access to $20.0 million (€18.0 million), with an additional $20.0 million (€18.0 million) available upon potential approval of VLA2001 by the European Medicines Agency. This additional $20.0 million (€18.0 million) was drawn in September 2022. The loan interest rate on this additional debt remains unchanged at 9.95% (equivalent to 10.09% on an annual basis). The interest-only period was extended from the second quarter of 2023 to the third quarter of 2024, and the loan will now mature in the first quarter of 2027 instead of the first quarter of 2026. As at December 31, 2022, $100.0 million (€90.0 million) was drawn down and the carrying amount was $95.0 million (€89.2 million). As at December 31, 2021, $60.0 million (€54.0 million) was drawn down and the carrying amount was $56.3 million (€49.7 million). The loan is secured by substantially all of Valneva’s assets, including its intellectual property, and is guaranteed by Valneva SE and certain of its subsidiaries. Please refer to Note 5.35 for information about changes to the D&O Loan Agreement after December 31, 2023.
Noting the COVID-19 pandemic's impact on the travel industry and following a temporary waiver of the revenue covenant for the second half of 2020, Valneva, Deerfield and OrbiMed agreed to modify this covenant for 2021 and 2022, replacing the twelve-month rolling €115.0 million minimum revenue requirement with quarterly minimum revenue requirements representing an annual total of €64.0 million in 2021 and €103.8 million in 2022. In 2023, the twelve-month rolling €115.0 million minimum revenue requirement is effective again. The parties also agreed to modify the minimum cash requirement to €50.0 million for 2021 and 2022. Following an amendment to the D&O Loan Agreement in April 2022, the minimum liquidity requirement is €35.0 million for 2023.
The Group does not expect these limitations to affect its ability to meet its cash obligations. As at December 31, 2023, the Group’s consolidated liquidity or net revenues did not fall below the covenant minimum values.
If the Group’s consolidated liquidity or net revenues were to fall below the covenant minimum values, Valneva would not be able to comply with the financial covenants in the D&O Loan Agreement, which could result in additional costs (up to

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	41
additional 10 percentage points of interest over the duration of the default) and an early repayment obligation. The Group does not expect these limitations to affect its ability to meet its cash obligations.
The D&O Loan Agreement is included in the balance sheet item “Borrowings” and developed as follows:

in € thousand	2023	2022
BALANCE AS AT JANUARY 1	89,182	49,671
Proceeds of issue	91,111	38,502
Transaction costs	(11,198)	(255)
Accrued interest	12,942	7,521
Payment of interest	(11,022)	(7,685)
Exchange rate difference	(3,494)	1,429
BALANCE AS AT DECEMBER 31	167,520	89,182
Less: non-current portion	(127,119)	(79,709)
CURRENT PORTION	40,401	9,473
As at December 31, 2023, other loans also included borrowings related to financing of research and development expenses and CIR (R&D tax credit in France) of €3.6 million (December 31, 2022: €4.4 million) as well as an amount related to CEPI of €5.7 million December 31, 2022: €5.2 million), representing payments received which are expected to be paid back in the future. For detailed information see Note 5.8.1.
5.24.2 Borrowings and other loans secured
As at December 31, 2023, €171.1 million (December 31, 2022: €93.6 million) of the outstanding borrowings and other loans were guaranteed, secured or pledged. These borrowings and other loans related to financing of research and development expenses, fixed assets and CIR (R&D tax credit in France) and have various conditions (interest rates) and terms (maturities).
5.24.3 Fair value of borrowings and other loans
The fair value of the borrowings and other loans are calculated by discounting the contractual cash flows with interest rates derived from relevant bond yields and swap rates and adjusted for any further potential risk and liquidity risks related to the nature of each loan. The relevant bond yields were determined by an internal analysis based on Moody’s RiskCalc corporate rating methodology. In the year ended December 31, 2023, the resulting calculations revealed no material difference between the carrying amount and the fair value.
As at December 31, 2022, differences were identified only for guaranteed other loans, with a fair value of €3.9 million (carrying amount was €4.4 million).
5.25 Trade payables and accruals
Trade payables and accruals include the following:

	Year ended December 31
in € thousand	2023	2022
Trade payables	17,564	14,505
Accrued expenses	26,739	26,986
TOTAL	44,303	41,491
Less non-current portion	—	—
CURRENT PORTION	44,303	41,491

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature. All trade payables and accruals are current.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	42
5.26 Tax and employee-related liabilities
Liabilities for tax and employee-related liabilities are generally measured at amortized costs. Liabilities related to employees comprise mainly accruals for bonuses and unconsumed vacations. The line social security and other taxes consists of amounts owed to tax authorities and social security institutions.

	Year ended December 31
in € thousand	2023	2022
Employee-related liabilities	10,815	10,778
Social security and other taxes	5,394	4,960
BALANCE AS AT DECEMBER 31	16,209	15,738
Less non-current portion	—	—
CURRENT PORTION	16,209	15,738
5.27 Lease liabilities
Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

	Year ended December 31
in € thousand	2023	2022
OPENING NET BOOK VALUE	53,574	56,822
Additions	3,759	1,629
Revaluation due to variable payments	(2)	859
Termination of contracts	(22,539)	—
Lease payments	(4,286)	(3,900)
Interest expenses	1,183	833
Exchange rate differences	280	(2,669)
CLOSING NET BOOK VALUE	31,969	53,574
In the year ended December 31, 2023, lease liabilities decreased by €21.6 million, mainly due to the termination of the lease agreement for the premises in Austria in September 2023 with a termination value of €22.5 million.
The maturity of non-current lease liabilities is as follows:

	Year ended December 31
in € thousand	2023	2022
Between 1-3 years	5,313	4,573
Between 3-5 years	5,414	4,608
Over 5 years	18,362	18,982
NON-CURRENT LEASE LIABILITIES	29,090	28,163
Current lease liabilities	2,879	25,411
TOTAL LEASE LIABILITIES	31,969	53,574
The carrying amounts of the Group’s lease liabilities are denominated in the following currencies:

	Year ended December 31
in € thousand	2023	2022
EUR	1,479	24,694
SEK	28,308	27,314
Other	2,182	1,566
TOTAL LEASE LIABILITIES	31,969	53,574
5.28 Contract liabilities
A contract liability has to be recognized when the customer already provided the consideration or part of the consideration before an entity has fulfilled its performance obligation (agreed goods or services which should be delivered or provided) resulting from the “contract”.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	43
Development of contract liabilities is presented in the table below:

	Year ended December 31
in € thousand	2023	2022
BALANCE AS AT JANUARY 1	9,411	128,758
Revenue recognition	(4,394)	(130,678)
Addition	1,870	10,833
Other releases	(1,032)	—
Exchange rate differences	(159)	498
BALANCE AS AT CLOSING DATE	5,697	9,411
Less non-current portion	—	—
CURRENT PORTION	5,697	9,411

In the year ended December 31, 2023, revenue recognition in the amount of €3.8 million came from the Advanced Purchase Agreement (APA) for VLA2001 with the Kingdom of Bahrain. The other releases of €1.0 million are from the divestment of Valneva’s CTM Unit in Solna as of July 1, 2023.
In 2022, revenue recognized in the amount of €116.8 million related to the APA with the European Commission, €2.3 million related to the APA with the Kingdom of Bahrain, €2.0 million related to the agreement with Instituto Butantan and €5.9 million related to the Collaboration and License Agreement with Pfizer. Additions (amounts received for future performance obligations) in 2022 amounting to €4.2 million related to the Collaboration and License Agreement with Pfizer, €2.0 million related to Instituto Butantan, and €3.8 million related to the APA with the Kingdom of Bahrain.
5.29 Refund liabilities
A refund liability has to be recognized when the customer already provided a consideration which is expected to be refunded partially or totally. It is measured at the amount the Company has an obligation to repay or amounts which did not meet the criteria for revenue recognition in the past, but there are no remaining goods and services to be provided in future. Development of refund liabilities during the period is presented below:

	Year ended December 31
in € thousand	2023	2022
BALANCE AS AT JANUARY 1	143,085	254,582
Additions	465	52,012
Payments	(352)	(2,626)
Other releases	(108,542)	(879)
Revenue recognition	(40)	(169,242)
Interest expense capitalized	8,419	9,597
Exchange rate difference	(3,095)	(357)
BALANCE AS AT CLOSING DATE	39,941	143,085
Less non-current portion	(6,303)	(6,635)
CURRENT PORTION	33,637	136,450

As at December 31, 2023, from the total of €39.9 million, an amount of €33.1 million is connected to the Collaboration and License Agreement with Pfizer. Beside the future payment obligations to Pfizer these refund liabilities also contain considerations which should be recognized in future as revenue and amount to €10.7 million for the year ended December 31, 2023 (December 31, 2022: €4.6 million). Refund liabilities of €6.5 million relate to the expected payment to GlaxoSmithKline (GSK) due to the termination of the strategic alliance agreements (SAA) in 2019. The other releases in the year ended December 31, 2023 relate largely to payments made in the period in connection with the terms of the Pfizer Collaboration and License Agreement.
As at December 31, 2022, €135.5 million stems from the collaboration with Pfizer and €6.6 million (of which €6.6 million was non-current) related to the expected payment to GSK from the termination of the SAA in 2019. Revenue recognized in 2022 related primarily to the de-recognition of the previously included royalty obligation towards the UK Authority in the amount of €89.2 million and the de-recognition of the previously included capex obligation towards the UK Authority in the amount of €80.0 million. Additions included the milestone of $25 million (€24.5 million) received related to the Collaboration and License Agreement with Pfizer as well as other payments received where Valneva has a repayment obligation.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	44
5.30 Provisions
5.30.1 Provisions for employee commitments

	Year ended December 31
in € thousand	2023	2022
Employer contribution costs on share-based compensation plans	1,684	3,330
Phantom shares	1,421	2,976
Retirement termination benefits	459	330
Leaving indemnities	670	267
BALANCE AS AT CLOSING DATE	4,234	6,903
Less non-current portion	490	1,320
CURRENT PORTION	3,744	5,583

Share-based provisions
Employer contribution costs on share-based compensation plans and phantom shares are calculated at the balance sheet date using the share price of Valneva as at December 31, 2023: €4.72 (December 31, 2022: €6.22).
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
Assumptions used

	Year ended December 31
	2023	2022
Discount rate	3.20%	3.60%
Salary increase rate	2.50%	2.50%
Turnover rate	0%-21.35%	0%-21.35%
Social security rate	43.00%-47.00%	43.00%-47.00%
Average remaining lifespan of employees (in years)	22	20
Changes in defined benefit obligation
Present value of obligation development:

	Year ended December 31
in € thousand	2023	2022
BALANCE AS AT JANUARY 1	330	422
Current service cost	(1)	86
Actuarial losses/(gains)	130	(178)
BALANCE AS AT CLOSING DATE	459	330

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	45
5.30.2 Other provisions

	Year ended December 31
in € thousand	2023	2022
Non-current	584	960
Current	7,091	24,714
PROVISIONS	7,675	25,674

The position mostly comprises €5.2 million from a provision for expected legal and settlement costs under a court proceeding related to the Intercell AG/Vivalis SA merger (December 31, 2022: €5.2 million). As at December 31, 2022 an amount of €18.8 million related to onerous purchase agreements in connection with the wind-down of COVID-19 activities which mostly were used during the year ended December 31, 2023.
5.31 Other liabilities

	Year ended December 31
in € thousand	2023	2022
Deferred income	513	5,519
Other financial liabilities	34	32
Miscellaneous liabilities	125	88
OTHER LIABILITIES	671	5,639
Less non-current portion	(79)	(116)
CURRENT PORTION	592	5,523

As at December 31, 2022 deferred income mainly included conditional advances from government enterprise grants in Scotland.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	46
5.32 Cash flow information
5.32.1 Cash generated from operations
The following table shows the adjustments to reconcile net loss to net cash generated from operations:

	Year ended December 31,
in € thousand	2023	2022	2021
LOSS FOR THE YEAR	(101,429)	(143,279)	(73,425)

ADJUSTMENTS FOR
Depreciation and amortization	17,584	21,036	14,281
Write-off / impairment fixed assets/intangibles	(731)	23,249	—
Share-based compensation expense	5,111	(8,656)	14,509
Income tax expense/(income)	2,800	(1,536)	3,446
Dividends received from associated companies	—	—	—
(Profit)/loss from disposal of property, plant, equipment and intangible assets	(12)	38	46
Share of (profit)/loss from associates	—	(9)	5
(Profit)/loss from disposal held for sale	580	—	—
Provision for employer contribution costs on share-based compensation plans(1)	(1,659)	(22,933)	19,079
Other non-cash (income)/expense	(804)	14,088	(11,604)
Interest income	(1,210)	(260)	(249)
Interest expense	23,325	19,054	16,964
	44,984	44,070	56,476
CHANGES IN NON-CURRENT OPERATING ASSETS AND LIABILITIES (EXCLUDING THE EFFECTS OF ACQUISITION AND CONSOLIDATION)
Other non-current assets	(192)	10,981	194
Long term contract liabilities	—	(5,241)	4,662
Long term refund liabilities (2)	1,136	(154,833)	54,501
Other non-current liabilities and provisions	(430)	1,379	(3)
	514	(147,713)	59,353
CHANGES IN WORKING CAPITAL (EXCLUDING THE EFFECTS OF ACQUISITION AND EXCHANGE RATE DIFFERENCES ON CONSOLIDATION)
Inventory	(9,165)	84,224	(92,373)
Trade and other receivables	(2,855)	12,401	(21,349)
Contract liabilities	(3,471)	(114,603)	34,453
Refund liabilities	(112,689)	33,764	80,160
Trade and other payables and provisions	(17,398)	(14,053)	35,236
	(145,578)	1,732	36,127
CASH USED IN OPERATIONS	(201,509)	(245,189)	78,532
(1)    In the year ended December 31, 2022, the position “employee benefit other than share-based compensation” includes an income of €23.2 million, which resulted from release of the employer contribution provision, which was accounted for as of December 31, 2021 for the payable at the exercise of the IFRS 2 programs.
(2)    As at December 31, 2022, the terms of the royalty and the CAPEX obligation towards the UK Authority were redefined under the 2022 settlement agreement. Management assessed the likelihood for this future obligation as remote. This resulted in a reduction of refund liabilities and recognition of other revenues recognized of €169.2 million.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	47
5.32.2 Reconciliation of liabilities arising from financing activities
Liabilities arising from financing activities are those for which cash flows were (or future cash flows will be) classified in the Group’s consolidated statement of cash flows as cash flows from financing activities. For development of borrowings and lease liabilities see Note 5.24 and 5.27.

	Year ended December 31
in € thousand	2023	2022
BALANCE AS AT JANUARY 1	98,806	57,834
Proceeds of issue	92,309	39,587
Transaction costs	(11,198)	(255)
Repayments	(2,097)	(1,793)
Revaluations	393	1,115
Accrued interest	13,365	7,932
Payment of interest	(11,025)	(7,685)
Exchange rate difference	(3,706)	2,073
BALANCE AS AT DECEMBER 31	176,847	98,806
5.33 Commitments and contingencies
As at December 31, 2023, there were €3.7 million of capital expenditure contracted, mainly related to manufacturing sites (December 31, 2022: €9.9 million). The respective contracts are all related to the finalization of the Almeida building in Scotland, the new manufacturing facility and production site for IXIARO and IXCHIQ.
5.33.1 Other commitments, pledges and guarantees
The other commitments relate to minimum payments and consist of:

	Year ended December 31
in € thousand	2023	2022
Loans and grants	6	49
Royalties	6,798	8,262
OTHER COMMITMENTS	6,804	8,311
The pledges consist of:

	Year ended December 31
in € thousand	2023	2022
Pledges on bank accounts	121,085	284,889
GUARANTEES AND PLEDGES	121,085	284,889
The stated pledges on cash at banks originate from the requirements of the D&O Loan Agreement which in addition is secured by substantially all of Valneva’s assets, including its intellectual property, and is guaranteed by the Company and certain of its subsidiaries. For more information about this loan agreement, please refer to Note 5.24.
5.33.2 Contingencies and litigations
Following the merger between the companies Vivalis SA and Intercell AG in 2013, certain former Intercell shareholders initiated legal proceedings before the Commercial Court of Vienna to request a revision of either the cash compensation paid to departing shareholders or the exchange ratio between Intercell and Valneva shares used in the merger. In October 2021, a court-appointed expert recommended an increase in the cash compensation as well as further valuation work on the exchange ratio. In April 2022, this expert presented the result of its work on the exchange ratio, and in April 2023 the court’s expert committee provided their view. However, the final outcome will depend on the court’s position on specific legal points. The Company therefore assessed the probability of several scenarios and decided to hold a provision of €5.2 million to cover the reassessed risk and potential legal costs (December 31, 2022: €5.2 million).
In July 2016, a claim for additional payment was raised and litigation was filed in December 2016, in connection with the 2009 acquisition of Humalys SAS, from which the Company had acquired a technology, which was later combined with other antibody discovery technologies and spun off to BliNK Biomedical SAS in early 2015. Former shareholders of Humalys claimed additional consideration as a result of the spin-off transaction. A first instance decision in the Humalys case was rendered on September 6, 2023. The court has rejected the plaintiff’s claims. No appeal was filed within the statutory timeline; therefore the judgment has become final.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	48
5.34 Related-party transactions
In the year ended December 31, 2023, there have been no changes to related parties. Due to their significant influence through material transactions and provision of essential technical information Groupe Grimaud La Corbière SAS, Sevremoine (France) and its affiliate Vital Meat SAS are considered as related parties. Bpifrance, Maisons-Alfort (France) is considered as related party with significant influence through a membership in the Company’s Board of Directors.

5.34.1 Rendering of services
Transactions with related parties are carried out similar to market:

	Year ended December 31
in € thousand	2023	2022	2021
PROVISION OF SERVICES
Operating activities	260	1,200	231
Financing activities	76	8	—
PROVISION OF SERVICES	335	1,208	231
Services provided by Valneva to Groupe Grimaud La Corbière SAS, a significant shareholder of Valneva, are considered related party transactions and consist of services within a collaboration and research license agreement and of the provision of premises and equipment and sale of patents and cells.
Operating activities include Valneva’s agreement with Vital Meat SAS, an affiliate of Group Grimaud La Corbière SAS, to which Valneva transferred certain assets (patent and cell lines) for a consideration of €1.0 million in the year ended December 31, 2022.
From June 2022 onward, Bpifrance qualified as a related party, as a shareholder of Valneva with significant influence through membership on the Company's Board. Valneva has borrowed amounts amounting to 80% of French Tax Authorities receivables relating to Research Tax Credits for 2020, 2021 and 2022 from Bpifrance. The total amount borrowed from Bpifrance is €3.5 million. A commitment fee of 0.5% as well as interest at the EURIBOR one-month average rate of the previous month (the rate mentioned is a variable rate deducted at nil percent if it were to be negative) plus 1.7% p.a. is applicable to these borrowed amounts (see table above).
The borrowings related to the Research Tax Credits outstanding:

in € thousand	Amount	Grant date
BPI payable relating to Research tax credit 2020	859	November 2021
BPI payable relating to Research tax credit 2021	1,419	November 2022
BPI payable relating to Research tax credit 2022	1,198	December 2023

5.34.2 Key management compensation
The aggregate compensation of the key management (including Executive Committee and Board of Directors) was as follows:

	Year ended December 31
in € thousand	2023	2022	2021
Salaries and other short-term employee benefits	3,439	3,172	2,213
Other long-term benefits	52	45	24
Share-based payments (expense of the year)	2,145	722	856
KEY MANAGEMENT COMPENSATION	5,636	3,939	3,093

In the year ended December 31, 2023, the aggregate compensation of the members of the Company’s Executive Committee (former Management Board) amounted to €5.2 million (2022: €3.6 million, 2021: €2.8 million) and represents primarily salaries and share-based payments.
The presented key management compensation includes that of the former Supervisory Board in the amount of €0.5 million for the year ended December 31, 2023 (2022: €0.4 million; 2021: €0.3 million).
5.35 Events after the reporting period
Sale of Priority Review Voucher for $103 million
The Company sold the Priority Review Voucher (PRV) it received from the U.S. Food and Drug Administration (FDA) for $103 million (€95 million) on February 2, 2024. The Company was awarded a tropical disease PRV in November 2023 following U.S. FDA approval of IXCHIQ, Valneva’s single-dose, live-attenuated vaccine indicated for the prevention of

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2023	49
disease caused by chikungunya virus (CHIKV) in individuals 18 years of age and older who are at increased risk of exposure to CHIKV. With this approval, IXCHIQ became the world’s first licensed chikungunya vaccine available to address this unmet medical need.
Valneva will invest proceeds from the sale of the PRV into its R&D projects, including the co-development of its Phase 3 vaccine candidate against Lyme disease, additional clinical trials for its chikungunya vaccine IXCHIQ and the expansion of the Company’s clinical pipeline.
Amendment of the D&O Loan Agreement
On March 18, 2024 Valneva signed an amendment to the with US Healthcare funds Deerfield and OrbiMed, deferring the commencement of the re-payment of the initial $100 million loan from July 1, 2024 to January 1, 2026. The maturity date of the loan will remain unchanged and the interest-only period has been extended by 18 months.