Form 20-F
period 2024-12-31
Valneva SE
filed 2025-03-24
CIK 1836564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares: 162,521,524 outstanding as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes    ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes    ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒ Yes    ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•timing and expected outcomes of clinical trials and pre-clinical studies, particularly with respect to the Phase 3 clinical trial of our Lyme disease vaccine candidate VLA15 as well as the ongoing Phase 2 and 3 clinical trials and the planned Phase 4 clinical trials of our approved chikungunya vaccine IXCHIQ and the ongoing Phase 2 trials of the shigellosis vaccine candidate S4V2;
•the likelihood, timing, and expected outcomes of regulatory filings and approvals, including, in the short-term, potential approval of the chikungunya vaccine candidate VLA1553 in Brazil and other markets and the potential filings and approvals of VLA15 and in the mid-term, potential filings and approvals of S4V2;
•our ability to successfully market IXCHIQ in the United States, Europe, Canada, the UK, and other markets where it may be approved;
•our expectations with respect to Pfizer’s regulatory and commercialization plans for our Lyme disease candidate;
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

•regulatory and political developments in the United States, Europe, and other countries, including in particular regulatory developments relating to environmental, social, and governance issues and in response to anti-vaccine sentiments in the United States and elsewhere;
•statements regarding future revenue, cash situation, hiring plans, expenses, capital expenditures, capital requirements, stock performance, and financing opportunities; and
•other risks and uncertainties, including those listed in the section of this Annual Report titled “Item 3.D—Risk Factors.”
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

SUMMARY RISK FACTORS
Our business is subject to a number of risks and uncertainties, including those risks discussed at-length in the section below titled “Risk Factors.” These risks include, among others, the following:
•Our business is capital intensive, and given our level of planned investments over the medium term, we may not achieve or maintain profitability.
•Our future success is substantially dependent on the successful clinical development, regulatory approval, and commercialization of our product candidates in a timely manner. This risk is heightened in the short-term given that our Lyme disease vaccine candidate is undergoing Phase 3 clinical trials. If we are not able to obtain the regulatory approvals we target, whether as a result of clinical trials results or other factors, we will not be able to commercialize our product candidates according to our plans or at all, and our ability to generate product revenue will be adversely affected. Delays in clinical development may also lead to delays in our expected regulatory and commercial timelines, which could materially impact our business plans and our financial projections.
•We may require ongoing funding to finance our operations. If we are unable to raise capital when needed, we could be forced to delay, reduce, or terminate certain of our planned investments, including in-development programs or other parts of our operations.
•Our products are aimed at diseases that largely threaten travelers. If international travel is substantially disrupted, as it was at the height of the COVID-19 pandemic or may be in future due to a similar event or adverse economic conditions, this will significantly adversely affect the sale of these vaccines. Additionally, future outbreaks of disease, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites, or other business operations, could materially affect our operations globally and at our clinical trial sites, as well as the business or operations of our manufacturers, CROs, or other third parties with whom we conduct business.
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
•We operate in a highly regulated industry and may fail to comply with applicable regulatory obligations, including after product approval is obtained. Additionally, we may not be able to adapt in a timely manner or at all to changes in the regulatory landscape applicable to our business, including regulations related to environmental, social and governance matters, and changes in the functioning of regulatory agencies could have a significant impact on our ability to seek approval for and market our products.
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
Risks Related to Our Financial Position and Capital Needs
Our business is capital intensive, and given our level of planned investments over the medium term, we may not achieve or maintain profitability.
We have previously incurred significant net losses, and we might not succeed in becoming profitable over the next several years. Our net loss was €12.2 million, €101.4 million and €143.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 we had an accumulated net loss of €563.9 million. Our planned investments with respect to our approved products and product candidates and to seek and develop additional product candidates are in excess of the revenues that we expect to generate in the short term, and we expect to continue to incur substantial operating losses for the next several years. The net losses we incur may fluctuate significantly from quarter to quarter and year to year.
To achieve profitability, we must generate significant sales of our commercial products and obtain regulatory approval for and successfully commercialize our product candidates, including the Lyme disease candidate for which we would obtain milestones and royalties upon successful commercialization. We anticipate that if the Phase 3 trial of our Lyme disease vaccine candidate is successful, Pfizer will apply for approval in the United States and European Union in 2026. Our future revenues from these products depend on obtaining regulatory approval in additional markets, generating market acceptance, obtaining reimbursement from third-party payors, and increasing market share. In addition, we also generate revenue from sales of third-party products, licensing and service agreements, and grants.
If we are required by regulatory authorities to perform studies in addition to those expected (for example, the Phase 4 clinical trials of IXCHIQ which were mandated by the regulatory agencies in connection with approval of IXCHIQ) or if there are any delays in our clinical trials, particularly the Phase 3 clinical trial for our Lyme disease vaccine candidate, or any delays in the development of any of our product candidates, our anticipated expenses could change. Even if we do receive regulatory approval for a product, we may not be able to generate revenue from it, according to the timing or quantities expected or at all. For example, although we received several regulatory approvals for VLA2001, our vaccine against the SARS-CoV-2 virus causing COVID-19, we were not able to generate meaningful sales in our target markets and ultimately discontinued the product.
Because of the numerous risks and uncertainties associated with biopharmaceutical product development and commercialization, we cannot accurately predict when or if we will be able to achieve or maintain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable could decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business, or continue our operations.
We market our products primarily to travelers to regions where the targeted diseases are endemic. If international travel is substantially disrupted, this will significantly adversely affect the sale of these vaccines.
We market IXCHIQ, DUKORAL, and IXIARO primarily to travelers to particular regions. During the COVID-19 pandemic, travel significantly decreased worldwide, and sales of DUKORAL and IXIARO decreased significantly in 2020 and 2021, adversely affecting our financial results. In addition, our failure to correctly forecast the recovery of the travel vaccine market in 2022 and produce sufficient quantities of DUKORAL and IXIARO resulted in a loss of potential sales. While international travel has resumed significantly, if another disruption or adverse economic conditions cause a substantial decrease in international travel, our revenues will be significantly adversely affected, and we may not be able to finance our operations and continue the development of one or more of our vaccine candidates without additional financing.
We may require additional funding to finance our operations and achieve our strategic ambitions. If we are unable to raise capital when needed, we could be forced to delay, reduce, or terminate certain of our planned investments, including development programs or other parts of our operations.
Investment in product development in the healthcare industry, including of biopharmaceutical products, is highly speculative because it entails substantial expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval, and become commercially successful. We may need to raise additional capital to complete the development and commercialization of our product candidates and fund certain of our existing manufacturing and other commitments. We expect to finance our cash needs through public or private equity or debt financings, third-party (including government) funding, and marketing and distribution arrangements, as well as other collaborations, strategic alliances, and licensing arrangements, or any combination of these approaches. However, our operating plans may change due to factors we cannot predict, and we may need to seek additional funds sooner than planned.
Global financial markets may be negatively impacted by macroeconomic factors including as a result of inflation, changes in interest rates, changes in trade policies and geopolitical conflicts in Europe and the Middle East. If these disruptions persist or deepen, or if other global events have a significant impact on the global financial markets, we could experience an inability to access additional capital or an increase in our costs of borrowing, which could in the future negatively affect our capacity for certain corporate development transactions or our ability to make other important, opportunistic investments. Adequate additional financing may not be available to us when we require it in sufficient amounts or on acceptable terms, or at all. Additionally, investors are using sustainability and environmental, social and governance, or ESG, criteria to evaluate possible investments, and we cannot guarantee that we will be able to implement effective sustainable practices that will make us attractive for such investors, in a timely fashion or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce, or altogether terminate certain of our research and development programs or future commercialization efforts. We may need to seek funds through arrangements with collaborative partners or otherwise at an earlier stage of product development than otherwise would be desirable, and we may be required to monetize rights to some of our technologies or product candidates at an earlier stage of development or otherwise agree to terms unfavorable to us.
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
In February 2020, we entered into a debt financing agreement, or the Financing Agreement, with Deerfield and OrbiMed. The loans bear interest at 9.95%. As of December 31, 2024, we had $200 million (€192.5 million) drawn down in four tranches under the Financing Agreement, including an additional $100 million (€93.4 million) made available to us in an amendment signed in August 2023. This additional loan will mature in the third quarter of 2028, and repayments begin in the first quarter of 2027. The original loan of $100 million will mature in the first quarter of 2027, and repayments begin in the first quarter of 2026.
The Financing Agreement contains covenants for minimum revenue and liquidity which were in effect during 2024, and are currently set to €115 million and €35 million, respectively. As a result of deferred recognition of revenues and the effects of COVID-19 on product sales, we were previously at risk of not meeting the minimum revenue covenant and have amended these covenants several times since 2020. Compliance with these covenants could require raising additional funds or changing our clinical development plans, either of which could limit our flexibility to operate our business in a way that might be advantageous to us and our shareholders. If our consolidated net revenues (excluding grants) or our liquidity were to fall below the amounts required, this would constitute an event of default that could trigger various consequences. For example, the interest rate on the loans could increase by up to 10 additional interest points if the duration of the default is longer than 15 days, or we could be required to immediately repay the full principal amount of the loans, including all fees and interest associated with repayment. If we were unable to pay the full amount due in case of these and certain other events of default, our lenders could exercise their rights to take possession and dispose of the collateral, which includes substantially all of our intellectual property, securing the Financing Agreement for their benefit. Our business, financial condition, and results of operations could be substantially harmed if this occurs. Further details about possible events of default are described in the Financing Agreement, which is filed as an exhibit to this Annual Report as Exhibit 4.27.
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
Only a small percentage of products in development in our industry successfully complete regulatory authorities’ approval processes and are commercialized. The regulatory approval or marketing authorization process for our product candidates takes many years and depends on numerous factors outside of our control, including the unpredictability of future clinical trial results, and the discretion of regulatory authorities. Even if we believe that the pre-clinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the regulatory authorities. Approval by one regulatory authority does not guarantee approval by another regulatory authority, with the same scope or at all, on the basis of the same data. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. Generally, failure to develop a vaccine that we can successfully commercialize could result in the total loss of our investment in its development and consequently could have a significant impact on shareholder value.
Even if we eventually complete clinical testing and receive approval of our product candidates, regulatory authorities may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-marketing clinical trials. For example, the continued approval of IXCHIQ is conditioned upon our completion of two Phase 4 clinical trials. The timely completion of these trials will require successful coordination with regulatory agencies, who will need to approve the proposed plans, and with local partners. Additionally, execution of the Phase 4 clinical trials will require approval of IXCHIQ in Brazil. Regulatory authorities may also provide approval for a product candidate for a more limited indication or patient population than we originally request and may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate, or may withdraw, vary, or suspend their approval of the product or impose restrictions on its distribution in the form of a risk evaluation and mitigation strategy, or REMS, or foreign equivalent. Any delay in obtaining, or inability to obtain, applicable regulatory approval would delay, inhibit, or prevent commercialization of that product candidate and would adversely impact our business and prospects.
Successful commercialization of our products following approval also depends on recommendations for their use from local bodies, such as the U.S. Centers for Disease Control’s Advisory Committee for Immunization Practices, or ACIP. In 2024, ACIP issued recommendations relating to vaccination against chikungunya, and the scope of the recommendation is narrower than the label for IXCHIQ in the United States. There is a high reliance on shared clinical decision-making for IXCHIQ vaccination, and decisions to vaccinate depend on high awareness of risk factors on both the traveler and healthcare practitioner sides. The ACIP recommendation could decrease the demand relative to a broader recommendation for vaccination and could affect IXCHIQ’s sales in the United States. Furthermore, the ACIP recommendations have yet to be published in the Morbidity and Mortality Weekly Report, or MMWR. As a result, our access to the retail channel for IXCHIQ has been limited, and sales in the United States in 2024 were lower than initially expected. Similar differences or delays in recommendations in other markets may also impact sales of IXCHIQ or other products that may be approved in the future.
In addition, regulations and policies may be added or revised in the EU, the U.S., or other jurisdictions, which may prevent or delay approval of our future product candidates under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain regulatory approvals, increase the costs of compliance, or restrict our ability to maintain any marketing authorizations we may have obtained. Furthermore, the U.S. Supreme Court’s June 2024 decision in Loper v. Bright Enterprises v. Raimondo overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper decision could result in additional legal challenges to regulations and decisions issued by federal agencies, including the FDA, on which we rely. Any such legal challenges, if successful, could have a material impact on our business. Additionally, the Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations, and other impacts to the agency rulemaking process, any of which could adversely impact our business and operations. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.
Successful commercialization of our products depends on numerous factors, some of which may be outside of our control.
Our business is substantially dependent on our ability to commercialize our products in a timely manner in the markets in which they are approved. To successfully commercialize our products, we need to accomplish a number of tasks, including the following:
•Developing the commercial organization to support commercialization of the product or entering into partnerships for commercialization in certain geographies;
•Establishing a commercially viable pricing structure;
•Obtaining approval for coverage and adequate reimbursement from third-party and government payors, including government health administration authorities, including through the dissemination of recommendations from regulatory bodies such as ACIP; and
•Generating knowledge of and demand for our products, including through government or other large-scale contracts.
If we are unable to accomplish any of the above, either ourselves or by partnering with third parties, it could affect our ability to generate sales. For example, our COVID-19 vaccine received four marketing approvals but ultimately was not a commercial success due to lack of interest from potential government purchasers. Our partnership with Bavarian Nordic for the distribution of IXIARO and DUKORAL in Germany, one of our key markets, will terminate at the end of 2025, and our sales of these products could be impacted if we are unable to arrange for an alternative commercial approach in a timely manner. In addition, in prior periods, we have experienced shortages of IXIARO and DUKORAL relative to demand, resulting in losses of potential sales.
In addition, we supply the U.S. Department of Defense with IXIARO, our vaccine against Japanese encephalitis. Contracts with the U.S. government are subject to extensive regulations that are subject to change. The U.S government may also modify or terminate its contracts with us, without prior notice and at its convenience. Funding may be reduced or withheld as part of its annual U.S. Congressional appropriations process due to fiscal constraints, changing priorities, or other reasons. As a result, we could face increased compliance costs, withheld payments and/or reduced future business, which could have an impact on our operating results.
If we are unable to successfully commercialize our product candidates, including through contracting with third parties, we may not generate significant product revenue, which would limit the return on our investment and may prevent us from becoming profitable.
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
Further, new studies may change the estimated incidence or prevalence of the diseases we are targeting, and the number of people impacted may turn out to be lower than expected. In addition, the disease for which we are developing a product vaccine may cease to be a public health concern. Our efforts to educate physicians, patients, third-party payors, and others in the medical community on the benefits of our product candidates require significant resources and may never be successful. Such efforts may require more resources than are typically required due to the complex and distinctive nature of our product candidates.
Likewise, the potentially addressable patient population for each of our products or product candidates may be limited or may not be receptive to receiving our vaccines or vaccine candidates, and new patients may become increasingly difficult to identify or access. This may be due in part to reputational challenges that the vaccine industry is facing related to the growing momentum of the anti-vaccine movement in some regions, including in the United States, or to a distrust of certain types of vaccines, of vaccines against certain diseases or of the adjuvants contained in our vaccines. For example, there has been some negative public perception of Lyme disease vaccines as a result of the Lyme disease vaccine LYMErix, which was marketed by Smith Kline Beecham Biologicals and discontinued due to lack of market access and safety concerns, although its benefit/risk profile was confirmed by an FDA advisory committee even post-approval. If the market opportunities for our products or product candidates are smaller than we estimate, this could have an adverse effect on our business, financial condition, results of operations, and prospects. Similarly, if the estimates and forecasts of investment analysts regarding the market for one of our product candidates differ significantly from the actual addressable market, there could be an impact on Valneva’s valuation and on the trading price of our ordinary shares and ADSs.
Success in pre-clinical studies or earlier clinical trials may not be indicative of results in future clinical trials, and any ongoing, planned, or future clinical trials might not produce results sufficient for the necessary regulatory approvals.

Success in pre-clinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Pre-clinical and proof-of-concept studies and Phase 1 clinical trials for vaccines are primarily designed to evaluate safety and immunogenicity. Our ongoing clinical trials might not produce data consistent with those of prior trials. There can be significant variability in safety or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the trial participants, adherence to the dosing regimen and other trial protocols, and the rate of dropout among clinical trial participants. Our product candidates may fail to show the desired characteristics in clinical development sufficient to obtain or maintain regulatory approval, despite positive results in pre-clinical studies, successful advancement through earlier clinical trials, or initial data that we may publish, which may materially change as clinical trials progress. A number of companies in the biotechnology and product development industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing.
A trial design that is considered appropriate for regulatory approval includes an adequate sample size with appropriate statistical power, as well as proper control of bias, to allow a meaningful interpretation of the results. The required sample size also depends on the type of vaccine candidate, type of clinical trial design, and regulatory pathway agreed with regulatory agencies. In a late-phase clinical trial with multiple end points, we may not achieve a statistically significant result, even with a large sample size.
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
Clinical product development is uncertain and time consuming, and we may incur additional costs or encounter substantial delays or difficulties in our clinical trials.
Clinical testing is expensive, is difficult to design and implement, can take many years to complete, and is uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. If we or our partners experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be negatively impacted, and our ability to generate revenue from our product candidates may be delayed. Any delays of clinical trials would lead to delays in the regulatory approval process, increase development costs, and could lead to a negative perception of Valneva or the product candidate.
We may experience numerous unforeseen events prior to, during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including the following:
•We may be unable to generate sufficient pre-clinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials.
•We may struggle to reach a consensus with regulatory authorities on the design or implementation of our clinical trials, or any modification thereto.
•Regulators or institutional review boards and ethics committees may prevent us or our investigators from commencing a clinical trial or conducting a clinical trial at a prospective trial site.
•We may experience delays in reaching agreement on acceptable terms with prospective clinical research organizations, or contract research organizations, or CROs, and clinical trial sites.
•We or our manufacturing partners may experience delays or fail to comply with current Good Clinical Practice, or GCP, good manufacturing practices, or cGMP, or other applicable regulations.
•The number of subjects required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or fail to return for follow-up, or we may fail to recruit suitable subjects to participate in a trial.
•We may have difficulty collaborating with investigators.
•We or our CROs, partners, other third parties may fail to adhere to clinical trial requirements.
•Clinical trials for our product candidates may have inconclusive results.
•Regulatory authorities may impose a clinical hold on our trials, as a result of a serious adverse event or concerns with a class of product candidates, after an inspection of our clinical trial operations, trial sites or manufacturing facilities, after review of an investigational new drug application, or IND, or IND amendment, after an application for the authorization of a clinical trial or related amendment, or equivalent application or amendment, or after the finding that the investigational protocol or plan is clearly deficient to meet its stated objectives.

•Serious adverse events associated with the product candidate may occur that regulatory authorities view as outweighing the potential benefits of the product candidate.
•We may need to amend or submit new clinical protocols due to changes in regulatory requirements or guidance.
•We may need to run new or additional trials due to changes in the standard of care on which a clinical development plan was based.
•We may decide or be required by regulators to conduct additional clinical trials or abandon product development programs.
•We may face disruptions caused by man-made or natural disasters, public health pandemics or epidemics, global instability, or other business interruptions.
For example, we have experienced a delay in receiving all the required regulatory approvals to initiate the Phase 2 pediatric study for S4V2, the vaccine candidate for shigellosis that we have in-licensed from LimmaTech Technologies. Likewise, following Pfizer’s decision in February 2023 to discontinue approximately half of the participants then enrolled in the Phase 3 trial of our Lyme disease vaccine candidate as a result of violations of GCP at certain trial sites run by a third party, the target for submission of a BLA shifted from 2025 to 2026.
In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional testing to bridge our modified product candidate to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved, or allow our competitors to bring competing products to market before we do, which could impair our ability to successfully commercialize our product candidates.
Our product development costs will also increase if we experience delays in testing or obtaining marketing approvals. The risk of increased development costs is more pronounced for our Lyme disease vaccine candidate given that it is currently in Phase 3 clinical trials.
We depend on strategic collaborations with partners, which may require us to relinquish rights to and control over the development and commercialization of our product candidates or to make payments upon achievement of milestone events.
We have in the past and may in the future enter into agreements or engage in strategic collaborations in order to advance our business strategy. For example, in April 2020 we entered into a research collaboration and license agreement with Pfizer in connection with VLA15, our Lyme disease vaccine candidate. Pursuant to this agreement, Pfizer is leading late-stage development of the vaccine candidate, including conducting the ongoing Phase 3 clinical trial, and, if the Phase 3 data are positive, will have sole control over the timing and nature of its commercialization, which will have a significant impact on Valneva’s financial condition after 2025. In addition, in July 2024, we entered into a development, collaboration, license and commercialization agreement with LimmaTech Biologics in connection with S4V2, their shigellosis vaccine candidate, pursuant to which we have assumed development of the product candidate and will be responsible for commercializing the product. Under this agreement, we will be required to make milestone payments to LimmaTech Biologics at various stages of product development, regardless of our ability to ultimately successfully commercialize the product.
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
Our current and future collaborations and licenses could subject us to a number of risks, including the following:
•Collaborators and partners have significant discretion in determining the efforts and amount and timing of resources that they devote to the development or commercialization of our product candidates, and their priorities may differ from ours.
•Business combinations or significant changes in a strategic collaborator’s business strategy may adversely affect a strategic collaborator’s willingness or ability to devote resources and complete its obligations under any arrangement.
•A collaborator or partner may not pursue development and commercialization of our products or product candidates or may elect not to continue or renew development or commercialization of our products or product candidates based on clinical trial results or delays, changes in their strategic focus, availability of funding, or other external factors, such as a business combination that diverts resources or creates competing priorities.

•Disputes may arise between us and our strategic collaborators that result in the delay or termination of the research, development, or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources.
•Strategic collaborators may select indications or design clinical trials in a way that may be less successful than if we were doing so.
•Strategic collaborators may not pursue further development and commercialization of products resulting from the strategic collaboration arrangement or may elect to discontinue research and development programs.
•Strategic collaborators may delay or encounter unanticipated problems with clinical trials, provide insufficient funding, terminate a clinical trial or abandon a product candidate, repeat or conduct new clinical trials, or require a new version of a product candidate for clinical testing.
•Strategic collaborators may not commit adequate resources to the marketing and distribution of our product candidates, limiting our potential revenue from these products.
•We may be required to undertake the expenditure of substantial operational, financial, and management resources, including expenditure beyond the amount originally agreed.
•We may not have the right to control the preparation, filing, prosecution, and maintenance of patents and patent applications covering the technology that we license, and we cannot always be certain that these patents and patent applications will be prepared, filed, prosecuted, and maintained in a manner consistent with the best interests of our business.
•We may be required to issue equity securities that would dilute our shareholders’ percentage ownership of our company.
•We may acquire and develop product candidates that fail to receive market approval or gain commercial approval.
•We may be required to assume substantial actual or contingent liabilities.
•Strategic collaborators may experience financial difficulties.
•Strategic collaborators may not properly maintain, enforce, or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation.
•Strategic collaborators could decide to move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors.
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
Identifying and qualifying subjects in a timely manner to participate in our clinical trials is critical to our success. We may encounter difficulties in enrolling subjects in our clinical trials, and such difficulties may delay or prevent development, approval, and commercialization of our product candidates. Even once enrolled, we may be unable to retain a sufficient number of subjects to complete any of our trials. Subject enrollment and retention in clinical trials depends on many factors, including the nature of the trial protocol, the existing body of safety and efficacy data, the number and nature of competing vaccines already in the market, ongoing clinical trials of competing vaccine candidates for the same indication, the proximity of subjects to clinical sites, and the eligibility criteria for the trial. In addition, enrollment and retention of subjects in clinical trials could be disrupted by man-made or natural disasters, public health events such as pandemics, or other business interruptions. In addition, public perception of a specific clinical trial or of vaccine safety issues may adversely influence willingness of subjects to participate in clinical trials. Additionally, granted emergency use authorizations, or EUAs, may saturate the marketplace prior to our advancement or commercialization, as allowed, for any of the vaccine areas in which we are developing products.
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
In addition, it is possible that as we test our product candidates in larger, longer, and more extensive clinical trials, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts, and other adverse events that were not observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in large-scale pivotal trials or, in some cases, after they are made available to patients on a commercial scale after approval. For example, in February 2025, the CDC provided public notice that it was investigating five hospitalizations for cardiac (heart) or neurologic (nervous system) events following vaccination with IXCHIQ among individuals who were 65 years and older. The CDC intends to discuss the findings from its investigation with ACIP. If additional clinical experience indicates that any of our product candidates have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited or require labeling updates.
In addition, we are currently conducting a technology transfer of the drug product manufacturing process with strategic partners in Brazil and India. We intend to provide our partners with the drug substance for our chikungunya vaccine, while our partners will complete manufacturing and be responsible for seeking and maintaining regulatory approval of the vaccine. While we are not responsible for the clinical trials conducted by our partners, we have input on the clinical design and must ensure that all relevant pharmacovigilance and safety monitoring is conducted according to ICH guidelines. If the results of these trials are not favorable, or if the vaccine candidate causes serious side-effects not seen in our own clinical trials, this may have reputational consequences for our vaccine, may require us to expend our resources to establish that such side-effects were not caused by our drug substance, may cause regulators in countries where our vaccine has been approved to raise additional questions or require further post-approval trials, which would have a material impact on our business.
The development of additional product candidates is risky and uncertain, and we might not be able to successfully develop additional vaccines for other diseases.
A core element of our business strategy is to expand our product pipeline. In August 2024 we acquired the exclusive worldwide license for LimmaTech Biologic’s S4V2 Shigella vaccine candidate, which is currently in Phase 2 development. We also continue to evaluate the possibilities for the other clinical and preclinical candidates in our pipeline as well as the possibilities for acquiring candidates from third parties or partnering with third parties to co-develop candidates. Efforts to identify, acquire or in-license, and then develop product candidates require substantial technical, financial, and human resources, whether or not any product candidates are ultimately identified, and there are a limited number of third-party programs to evaluate for this purpose. Our efforts may initially show promise in identifying potential product candidates yet fail to yield product candidates for clinical development, approved products, or commercial revenue for many reasons, including the following:
•Our methodology may not be successful in identifying potential product candidates.
•Competitors may develop alternatives that render any product candidates we develop obsolete.
•A product candidate may be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise fail to meet applicable regulatory criteria, or limit its commercial potential.
•A disease we may target may cease to be a public health concern.
•A product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all.
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
Our current products are, and any future product candidates for which we obtain regulatory approval will be, subject to ongoing regulatory oversight.

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
Our promotional activities, materials, and training methods are strictly regulated, with prohibitions on marketing claims that promote the off-label use of our products or that omit material facts or make false or misleading statements about the safety or efficacy of our products. Pre-approval promotion of product candidates is also prohibited. However, in the United States and certain other countries, the FDA or the equivalent regulatory authority does not restrict or regulate a physician’s choice of treatment within the practice of medicine. Therefore, physicians may use our products off-label if deemed appropriate in their independent medical judgment.

A regulatory authority could disagree with the manner in which we advertise and promote our products or communicate about our product candidates. It could conclude that a claim is misleading if it determines that there are inadequate non-clinical and/or clinical data supporting the claim, or if a claim fails to reveal material facts about the safety or efficacy of our products, or claim that we have engaged in pre-approval promotion of a product candidate.
If a regulatory authority in the United States or certain other countries determines that our promotional activities or advertising materials promote an off-label use or make false or misleading claims, or that our communications about product candidates constitute pre-approval promotion, it could request that we modify our promotional materials, training content, or other communications or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fines, and criminal penalties. In the case of a claim of pre-approval promotion, these consequences could result in a delay in the review of any dossiers we have submitted for regulatory review and approval. Equivalent limitations and penalties are provided in the EU, both at the EU level and at the national level in individual EU Member States.
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
Our future profitability will depend, in part, on our ability to continue to commercialize our products and, if approved, our product candidates in markets in Europe, the United States, and other countries where we maintain commercialization rights. As we continue to commercialize our products and begin to commercialize our product candidates, if approved, in multiple markets, we are subject to additional risks and uncertainties, including:
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
These and other risks associated with international operations may adversely affect our ability to attain or maintain profitable operations. Future sales of our products or our product candidates, if they are approved, will be dependent on purchasing decisions of and recommendations from government health administration authorities. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability, armed conflict, wars, or otherwise, these organizations may defer purchases or may be unable to satisfy their purchasing or reimbursement obligations, which may affect milestone payments or royalties for our products or any of our product candidates that are approved for commercialization in the future.
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
To date, we have obtained product liability insurance with a coverage amount of €40 million per claim, up to 1.5 times per year. Our product liability insurance will need to be adjusted in connection with the commercial sales of our products and our product candidates or our strategic partnerships, and may be unavailable in meaningful amounts or at a reasonable cost. Our insurance coverage may not be sufficient to cover any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A successful product liability claim, or series of claims, brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

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
Risks Related to Competition
We operate in a highly competitive industry, and our competitors may have significantly greater resources and experience, which may negatively impact our commercial opportunities.
The biotechnology and pharmaceutical industries are subject to intense competition and rapid and significant technological change. We have many potential competitors, including major pharmaceutical companies, specialized biotechnology firms, academic institutions, government agencies, and private and public research institutions. Many of our competitors have significantly greater financial and technical resources, as well as experience and expertise across a wide range of capabilities, which are required in our industry.
Principal competitive factors in our industry include the following:
•the quality and breadth of an organization’s technology,
•management of the organization and the execution of the organization’s strategy,
•the skill and experience of an organization’s employees and its ability to recruit and retain skilled and experienced employees,
•an organization’s intellectual property portfolio,
•the capabilities of an organization throughout the product pipeline, from target identification and validation to discovery and development to manufacturing and marketing, and
•the availability of substantial capital resources to fund discovery, development, and commercialization activities.
Large and more established companies compete in the general vaccine market. In particular, these companies may have greater experience and expertise in the following areas:
•securing government contracts and grants to support their research and development efforts,
•conducting testing and clinical trials,
•obtaining regulatory approvals to market products,
•manufacturing such products on a broad scale, and
•marketing approved products.
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
Some of our competitors have developed or are developing vaccines for the same diseases that we are targeting, and we may not be able to compete effectively or may lose market share to these products.
We are aware of companies with competing products or product candidates for Japanese encephalitis, cholera (one of which is currently available in the U.S. and a limited number of European markets) and chikungunya (including one that was recently approved in the U.S. and Europe). If and as these vaccines become available in the markets in which we compete, sales of our vaccines may be adversely affected.
We may not be successful in gaining significant market share for any approved product candidate and may not continue to be successful maintaining or gaining market share for our currently marketed products if competing products enter the market. Our technologies and vaccines also may be rendered obsolete or non-competitive because of products introduced by our competitors to the marketplace more rapidly and at a lower cost.
Risks Related to Our Reliance on Third Parties

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
We rely on collaboration, research, and license agreements with other biopharmaceutical companies to assist us in the marketing and distribution of our products and the development of product candidates and the financing of their development. For example, in prior periods, our distribution agreements with Bavarian Nordic have been important to our business, both for the sale of our own products IXIARO and DUKORAL and for the revenue we have earned from our distribution of two of Bavarian Nordic’s vaccines. As a result of Bavarian Nordic’s acquisition of another cholera vaccine, we amended our agreements with effect in May 2023. The agreements relating to our distribution of Bavarian Nordic’s rabies vaccine in Canada and the United Kingdom terminated on December 31, 2024, and the remaining distribution agreements between Valneva and Bavarian Nordic will terminate on December 31, 2025. These remaining distribution agreements provide for Bavarian Nordic’s distribution of our products in Germany and Switzerland and for our distribution of Bavarian Nordic’s RABIPUR and ENCEPUR vaccines in France, Austria, and the Benelux region. We are now making plans to ensure continued distribution of our products in Germany and Switzerland, but the termination of these distribution agreements and the transition to alternate arrangements could have an impact on our sales in these countries.
As we continue to commercialize our products and identify new product candidates, we will determine the appropriate strategy for development and marketing, which may result in the need to establish additional collaborations with other biopharmaceutical companies. We may also enter into agreements with institutions and universities to participate in our other research programs and to share intellectual property rights.
We may fail to maintain or find collaboration partners and to sign new agreements for our other product candidates and programs. The competition for partners is intense, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain a collaboration if, for example, development or approval of a product candidate is delayed, actual or expected sales of an approved product candidate do not meet expectations, or the collaborator terminates the collaboration, including because of changes in the collaborator’s business. Any collaboration, or other strategic transaction, may also require us to incur non-recurring or other charges, increase our near- and long-term expenditures, and pose significant integration or implementation challenges or disrupt our management or business. However, the failure to explore or enter into a collaboration or other strategic cooperation might also cause us to forego beneficial opportunities to develop and commercialize our product candidates.
We rely on third parties to supply key materials used in our research and development, to manufacture our products and product candidates, to provide services to us, and to assist with clinical trials.
We make considerable use of third-party suppliers for the key materials used in our business, such as the fetal bovine serum used in IXIARO and the adjuvant used in certain vaccine candidates. We also rely upon several, and in the future may rely on additional, third-party contract manufacturing organizations, or CMOs, for the manufacture and supply of components and substances for all of the product candidates we are developing. For example, we have outsourced an important step in the manufacturing of IXCHIQ to a third party, and another third party performs the filling process for IXIARO and the filling of IXCHIQ diluent. In the biopharmaceutical industry, supplier changes require lengthy validation and regulatory approval processes. A loss of any CMO or component supplier and delay in establishing a replacement could delay our clinical development and regulatory approval process or interrupt supply.
The failure of third-party suppliers to comply with regulatory standards could result in the imposition of sanctions on us. These sanctions could include fines, injunctions, civil penalties, refusal by regulatory organizations to grant approval to conduct clinical trials or marketing authorization for our products, delays, suspension, variations or withdrawal of approvals, license revocation, seizure or recalls of our products, operating restrictions, and legal proceedings. Furthermore, the presence of non-conformities, as may be detected in regulatory toxicology studies, could result in delays in the development of one or more of our product candidates or in the supply of a commercial product and would require further tests to be financed. Although we are involved in establishing the protocols for the production of these materials, we do not control all the stages of production and cannot guarantee that the third parties will fulfil their contractual and regulatory obligations or that we will be informed in a timely manner of any non-conformities or other failure to comply with obligations. In particular, a partner’s failure to comply with protocols or regulatory constraints, or repeated delays by a partner, could compromise the development or manufacturing of our products. Such events could also inflate our product development or manufacturing costs.
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
Finally, we use third parties to assist with conducting clinical trials. All clinical trials are subject to strict regulations and quality standards. Should any of these risks materialize, as in the case of the Phase 3 trial of VLA15 involving GCP violations by a third party engaged by Pfizer to conduct certain clinical trial sites, this could have a material adverse effect on our business.
Risks Related to Our Business Operations, Employee Matters and Managing Growth
We are highly dependent on our key personnel, and if we are not able to retain these members of our management team or recruit and retain additional management, clinical, and scientific personnel, our business will be harmed.
We are highly dependent on our management, scientific, and medical personnel, particularly our Chief Executive Officer Thomas Lingelbach, who we heavily rely on for a variety of matters. Our key personnel may currently terminate their employment with us at any time. The loss of the services of any of these persons could impede the achievement of our research, development, and commercialization objectives. Additionally, we do not currently maintain “key person” life insurance on the lives of our executives or other employees.
Recruiting and retaining other senior executives, qualified scientific and clinical personnel, and commercialization, manufacturing and sales and marketing personnel will be critical to our success. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of, and commercialize our product candidates. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain, or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies, as well as universities and research institutions, for similar personnel. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high-quality personnel, our ability to pursue our growth strategy will be limited.
We also rely, and for the foreseeable future will continue to rely, in part, on certain independent organizations, advisors, and consultants to provide certain services. Such assistance might not continue to be available to us on a timely or cost-effective basis when needed, and we might not find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business.
Our future performance will also depend, in part, on our ability to successfully integrate newly hired staff, particularly at the senior level. Failure to do so could result in inefficiencies in the development and commercialization of our product candidates and other aspects of our business, which could negatively impact our results of operations.
We may encounter difficulties in managing our growth, which could disrupt our operations.
Our strategy involves continuing to grow our business organically. However, we may also grow through selective acquisitions of complementary products and technologies, or of companies with such assets, although no such plan is currently contemplated. As our development progresses, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of research, drug development, regulatory affairs, and sales, marketing and distribution for our approved products. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and recruit and train additional qualified personnel. Due to our limited financial resources and the extent of our anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel.
Our management may need to divert a disproportionate amount of its attention away from its day-to-day activities and devote a substantial amount of time to managing organic or inorganic growth. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure and give rise to operational errors, loss of business opportunities, loss of employees, and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of existing and additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.
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
In addition, an acquisition could result in shareholder litigation, which could be costly and time consuming and divert management’s attention and resources. For example, following the merger between Vivalis SA and Intercell AG in 2013, certain former Intercell shareholders initiated legal proceedings to request a revision of either the cash compensation paid to departing shareholders or the exchange ratio between Intercell and Valneva shares used for the non-departing shareholders who received Valneva shares in the merger. On February 8, 2021, the judicial committee in charge of these proceedings appointed an expert and requested that he give an opinion on the exchange ratio applied to this latter group. On October 6, 2021, we received the expert’s opinion. With respect to the exchange ratio, the expert confirmed the prior calculation used but also recommended the calculation of safety margins. Additionally, the expert addressed the cash compensation paid to departing shareholders and recommended an increase in such compensation. If this increase is approved by the court, it would result in a liability lower than our current litigation reserves, which pertain to this plaintiff group specifically. The expert provided a supplemental opinion in April 2022, and the judicial committee in charge of the proceedings provided an initial opinion to the Vienna commercial court in April 2023 and a supplemental opinion in June 2024 that reiterated its initial opinion. The court has not made a decision yet. The results of this litigation or any other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse and potentially substantial monetary damages, penalties, or injunctive relief against us.
We have engaged and may in the future engage in strategic transactions, such as acquisitions or investments in other companies or technologies, which could divert our management’s attention and in some cases result in dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.
We have engaged and may in the future engage in strategic transactions that may divert the attention of management and incur various expenses in identifying, investigating, and pursuing suitable transactions, whether or not they are consummated. For example, we may seek to acquire or invest in additional businesses and/or technologies that we believe complement or expand our current products or product candidates, enhance our technical capabilities, or otherwise offer growth opportunities in the United States and internationally. In 2015 we acquired Crucell Sweden AB and all assets, licenses, and privileges related to DUKORAL. We may also consider divestment of specific assets to support different strategic objectives.
Realizing the benefits of acquisitions depends upon the successful integration of the acquired technology into our existing and future product candidates. Furthermore, we may not be able to integrate the acquired personnel, operations, and technologies successfully, or effectively manage the combined business following the acquisition. We also may not realize the anticipated benefits from any acquired business. The risks we face in connection with acquisitions and investments, whether or not consummated, include the following:
•unanticipated costs or liabilities associated with the acquisition;
•diversion of management’s attention from other business concerns;
•adverse effects on our existing strategic collaborations as a result of the acquisition;
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
Our business has been and could in the future be materially adversely affected by the effects of pandemics or epidemics, including COVID-19 and future outbreaks of the disease. COVID-19 adversely affected economic activity across virtually all sectors and industries on a local, national, and global scale. We are unable to accurately predict the impact that any future developments of COVID-19 or a similar event would have on our business or those of our manufacturers, CROs, and related third parties due to numerous uncertainties, including the duration of the outbreak, the result of vaccination efforts, resurgence of the virus including any new variants, actions that may be taken by governmental authorities, impacts on international travel, the impact on the business of our service providers and partners, and the impact on the global financial markets, which could limit our access to capital and affect our liquidity. These and similar, and perhaps more severe, disruptions in our operations could materially impact our business, operating results and financial condition.
Our ability to develop and commercialize our product candidates could be disrupted if our operations or those of our suppliers are affected by man-made or natural disasters or other business interruptions.
We may be negatively impacted by volatility in the political and economic environment across the markets in which we operate, including as a result of military conflicts, elections and changes in leadership, economic downturns, increases in interest rates, tariffs, sustained inflation, and changes in regulatory practice or policy that apply to our company or industry. Any of these could result in higher operating costs and may negatively impact our business and financial performance.
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
The U.S. Federal Reserve and European Central Bank have raised interest rates multiple times in response to concerns about inflation, among other things, and they may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty. Similarly, the ongoing military conflicts between Russia and Ukraine and in the Middle East have created volatility in the global capital markets and are expected to have further global economic consequences, including ongoing disruptions of the global supply chain and energy markets. Any such volatility and disruptions may adversely affect our business or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, including relative to cost or dilution. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation and macro turmoil and uncertainty could also adversely affect our customers, which could reduce demand for our products.
We could also be affected by new and increased tariffs between the United States and other countries, and any retaliatory tariffs by those other countries. If our activities, or those of our current or future service providers, manufacturers, suppliers and other partners, fall within the scope of any of these or other tariffs, our costs may increase significantly.
Our available cash and cash equivalents are held in accounts managed by third party financial institutions in the United States and in Europe and consist of cash in our operating accounts. At any point in time, the funds in our operating accounts at U.S. financial institutions may exceed the Federal Deposit Insurance Corporation insurance limits. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail as a result of adverse conditions in the financial markets or otherwise.
Additionally, disruptions at governmental agencies such as the FDA, CDC, and SEC, or similar agencies outside the United States, resulting from funding or staffing cuts, changes in leadership or priorities, or other actions of the executive or legislative branches of the U.S. or other governments may have a significant and negative impact on our business. Similarly, legislative changes may be instituted, or enforcement priorities may shift, creating uncertainty about the regulatory environment in which we operate. Such disruptions may affect an agency’s ability to perform routine functions, thereby extending the time necessary for review of new product candidates or previously approved products. The FDA may operate with fewer resources and otherwise adapt its practices moving forward in ways that could hinder review of product candidates or result in changes to prior product approvals, notably of vaccines. Efforts to reduce regulations and expenditures across the U.S. government, presently directed by executive orders or memoranda from the Office of Management and Budget, may lead to proposed or actual policy changes that create additional uncertainty for our business and could affect the FDA’s relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of vaccines and other prescription drugs, which could have a material adverse effect on our business. If funding for the FDA or other regulatory authorities is reduced, priorities change, a prolonged government shutdown occurs, or current or future global health concerns prevent the FDA or other regulatory authorities from conducting regulator inspections, reviews or other activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Similar disruptions may occur in other markets where we operate, including less familiar markets where we have established strategic collaborations with local partners.
Further, in our operations as a public company, future government disruptions or shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
Our IT systems and data, and those of our collaborators, consultants, service providers, and other contractors, are vulnerable to cyberattacks and security breaches, which could significantly disrupt our core operations, product development programs, and overall business and adversely affect our business strategy, financial condition, results of operations, and prospects.
Our computer and information technology systems, networks, infrastructure, hardware, software, and cloud-based computing services, collectively referred to as IT Systems, and those of our current and future collaborators, service providers, and other contractors or consultants are vulnerable to malware (such as ransomware), malicious code (such as computer viruses and worms), data corruption, cyber-based attacks (including attacks enhanced or facilitated by AI), malfeasance by insiders, human error, natural disasters, public health pandemics or epidemics, terrorism, war, and telecommunication and electrical failures, all of which threaten the confidentiality, integrity, and availability of our IT Systems, key business processes, and intellectual property, proprietary business information, personal information, and other important data we process or maintain, collectively referred to as our Confidential Information.
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
In addition, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our sensitive information could be leaked, disclosed, or revealed as a result of or in connection with our employees’ or vendor’s use of generative AI technologies.
Our employees, principal investigators, consultants, and commercial partners may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.
We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants, and commercial partners. Misconduct by these parties could include intentional failures, reckless and/or negligent conduct, or unauthorized activities that violate any of the following:
•the laws and regulations of the EEA countries, FDA, and other regulatory authorities, including those laws requiring the reporting of true, complete, and accurate information to competent regulatory authorities,
•manufacturing standards,
•federal and state data privacy, security, fraud and abuse, and other healthcare laws and regulations in the EEA, the United States, and elsewhere and
•laws that require the true, complete, and accurate reporting of financial information or data.
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
We operate internationally and are exposed to foreign exchange risks arising from various currencies, primarily with respect to the Euro (EUR), the British Pound (GBP), the Canadian Dollar (CAD), the Swedish Krona (SEK), and the U.S. Dollar (USD). As we grow and as a result of our strategic collaborations, in particular in Brazil and India, our exposure to foreign exchange risks will increase. Foreign exchange risks arise from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. Because a substantial part of sales of IXIARO and IXCHIQ are, or are expected to be, generated in the United States, with a significant part of production costs in GBP, and in Canada for DUKORAL, with production costs in SEK, we are exposed to foreign exchange risks, principally with respect to the USD, GBP, SEK, and CAD. However, our results of operations continue to be impacted by exchange rate fluctuations. For example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euro at a reduced value. While we entered into currency option contracts in 2020 to limit the risk of foreign exchange losses, we cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. Our ADSs are quoted in U.S. dollars on Nasdaq, while our ordinary shares trade in euro on Euronext Paris. Our financial statements are prepared in euro. Therefore, fluctuations in the exchange rate between the euro and the U.S. dollar will also affect, among other matters, the value of our ordinary shares and ADSs. We could also sign contracts denominated in other currencies, which would increase our exposure to currency risk. In accordance with our business decisions, our exposure to this type of risk could change depending on:
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
We experienced supply shortages for both IXIARO and DUKORAL in 2022, 2023, and 2024 due primarily to the faster than expected recovery of the travel market from the COVID-19 pandemic and delays in internal processes.
Our manufacturing facility in Livingston, Scotland is the sole source of commercial quantities of drug substance of our Japanese encephalitis vaccine IXIARO and our chikungunya vaccine IXCHIQ. Our manufacturing facility in Solna, Sweden, is the sole source of commercial quantities of DUKORAL. Our Vienna facility is involved in the product release process for products manufactured in Livingston. Any event, such as a fire or pandemic, that would prevent any aspect of the production process in these facilities would prevent us from manufacturing the relevant product and supplying our customers or clinical trial centers, which could lead to significant delays and shortages.
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
We have outsourced to third parties an important step in the manufacturing of IXCHIQ, the filling process for IXIARO, and the filling of IXCHIQ diluent. Outsourcing of manufacturing could result in delays, concerns about manufacturing consistency, or other manufacturing failures. Per the standard industry practice, we rather than the third-party provider would bear the risk of such problems. In addition, we have to compete with other companies for capacity, which might limit our ability to scale up our production as and when we need to. If we are unable to scale up our production as per our plans for this or any other reason, this could affect our ability to produce our vaccines or vaccine candidates at a reasonable price.
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
We currently rely upon several, and in the future may rely on additional, third-party CMOs for the manufacture and supply of components and substances for all of the product candidates we are developing. Additionally, certain component materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to manufacture these materials for us. We cannot assure you that, if required, we will be able to identify alternate sources with the desired scale and capability and establish relationships with such sources. Additionally, in the biopharmaceutical industry, supplier changes require lengthy validation and regulatory approval processes. A loss of any CMO or component supplier and delay in establishing a replacement could delay our clinical development and regulatory approval process and interrupt supply.
Manufacturing facilities and clinical trial sites are subject to significant government regulations and approvals. If we or any third parties fail to comply with these regulations or maintain these approvals, our business could be materially harmed.
Our manufacturing facilities and those of our third-party manufacturing partners are subject to ongoing regulation and periodic inspection by national authorities, including the competent authorities of EEA countries, the FDA, and other regulatory bodies to ensure compliance with cGMP and other applicable regulations when producing batches of our products and product candidates for clinical trials. CROs and other third-party research organizations must also comply with Good Laboratory Practice, or GLP, when carrying out regulatory toxicology studies. Any failure to follow and document our or their adherence to such cGMP and GLP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, may delay or prevent filing or approval of marketing applications for our products, or may cause us to not meet our obligations under our commercial agreements.
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
Any of the foregoing actions could be detrimental to our reputation, business, financial condition, or operating results. Furthermore, we or our key suppliers and partners may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all, or in delays to our clinical trials. In addition, before any additional products would be considered for marketing authorization in the EEA, the United States, or other jurisdictions, our suppliers will have to pass an inspection by the applicable regulatory authorities. We are dependent on our suppliers’ cooperation and ability to pass such inspections, and the inspections and any necessary remediation may be costly. Failure to pass such inspections by us or any of our suppliers would adversely affect our ability to commercialize our products or product candidates in the EEA, the United States, or other jurisdictions. Moreover, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting product development activities that could harm our competitive position. Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition, and results of operations.
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
The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in EEA countries, the United States, and other jurisdictions. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products or could limit the duration of the patent protection of our technology and product candidates. For example, one of our patents that relates to VLA84 has been limited in scope in opposition proceedings in Europe. In another case in 2023, we decided to withdraw a patent covering IXIARO following an opposition proceeding in Europe. More recently, we have also received a further opposition by a third party against a European patent that is directed at IXIARO, and VLA1601. The proceeding started in June 2023, and we will defend our position with one or more submissions. Although we do not expect these developments to have a significant impact on further commercialization of IXIARO, we may face similar proceedings in the future that could have a significant effect on our ability to commercialize our products. We have also recently received an opposition by a third party against a European patent that is directed to our Zika product candidate, VLA1601. The proceeding began in February 2023, and we will defend our position with one or more submissions. A further opposition by a third party against a European patent that is directed at IXIARO, VLA1601 and VL15 was made on January 2025 with the EPO.
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
Patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent and the protection it affords is limited. In addition, although upon issuance in the United States a patent’s life can be extended based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. If we do not have sufficient patent life to protect our products, our business and results of operations could be adversely affected.
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
Competitors may infringe, misappropriate, or otherwise violate our patents, the patents of our licensors, or our other intellectual property rights, or may allege that we have infringed on their intellectual property rights. To counter infringement or unauthorized use or defend against such claims, we may be required to file legal claims, which can be expensive and time-consuming and are likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. For example, Takeda initiated an inter partes review proceeding before the U.S. Patent and Trademark Office on our Zika U.S. PATENT NO. 11,219,681. This proceeding ended as the Patent Trial and Appeal Board decided to deny Institution for this proceeding following our withdrawal of some of the claims. The remaining claims continue to cover VLA1601.
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
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, including certain developing countries such as Brazil and India, where we have entered into strategic collaborations, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
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
We have in-licensing agreements relating to certain of our products and product candidates, including with LimmaTech Biologics for S4V2 (Shigella).
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
•regulatory authority review and approval of proposed clinical trial protocols;
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
We may not be permitted to continue or commence additional clinical trials. Regulatory authorities may require us or our collaborators to delay, restrict, or discontinue clinical trials on various grounds, including a finding that the participants are being exposed to an unacceptable health risk or as a result of non-compliance with applicable regulations such as GCP.
In addition, we or our collaborators may be unable to submit applications to regulatory authorities within the timeframe we currently expect. Once submitted, applications must be approved by various regulatory authorities before we or our collaborators can commercialize the product described in the application.
Accelerated regulatory review and approval procedures do not guarantee faster development, review, or approval or that approval will ultimately be granted.
Regulatory authorities such as the EMA and FDA offer various options for accelerated review and approval of product candidates, such as the EMA’s PRIME designation for priority medicines and the FDA’s Fast Track designation and accelerated approval pathway. We seek to take advantage of these opportunities in order to facilitate the development, review, and approval processes for our product candidates.
IXCHIQ, or VLA1553 in jurisdictions where it is subject to ongoing regulatory review, received PRIME designation from the EMA. The PRIME scheme is intended to encourage drug development in areas of unmet medical need and provides accelerated assessment of products that may offer a major therapeutic advantage over existing treatments or benefit patients without treatment options, reviewed under the centralized procedure.
VLA15, our candidate against Lyme disease, and S4V2, the vaccine candidate against shigellosis that we are developing with LimmaTech Biologics, each received Fast Track designation from the FDA. Fast Track designation may be available to help expedite the development or approval process for a drug that is intended for the treatment of a serious or life-threatening condition and that demonstrates the potential to address an unmet medical need for this condition.
PRIME or Fast Track designation does not change the standards for product approval or ensure that the product will receive marketing approval at all or within any particular timeframe. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. Fast Track designation alone does not guarantee qualification for the FDA’s priority review procedures. We may seek PRIME and/or Fast Track designation for other vaccine candidates in the future. If we do seek such designations for our other vaccine candidates, we may not receive such designations, and even if we receive designations, we may not experience a faster development process, review, or approval compared to conventional EMA or FDA procedures.
Although VLA15 and S4V2 have received Fast Track designation, this designation might not result in a faster or more successful development or review process or in ultimate approval of these product candidates by the FDA.
Finally, we received approval for IXCHIQ under the FDA’s accelerated approval pathway and may seek such approval for other vaccine candidates in the future. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials, such as the Phase 4 clinical trials that are required for IXCHIQ. These confirmatory trials must be completed with due diligence. Even if we do receive accelerated approval for a future product candidate, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate full FDA approval. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of any future products on this pathway.
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
We also believe that our product candidates in the EEA should benefit from this data and market exclusivity. As with the United States, however, if competitors obtain marketing authorization for their biosimilar products, our products may become subject to competition from these biosimilars, with the attendant competitive pressure and consequences.
Even if we successfully commercialize any of our vaccine candidates, either alone or in collaboration, we face uncertainty with respect to pricing, third-party reimbursement, and healthcare reform, all of which could adversely affect any commercial success of our vaccine candidates.
Market acceptance and sales of any vaccine candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these products and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations, and other private health insurers. Therefore, our ability to collect revenue from the commercial sale of our vaccines may depend on our ability, and that of any current or potential future collaboration partners or customers, to obtain recommendations for us or adequate levels of approval, coverage, and reimbursement for such products from third-party payors such as:
•government health administration authorities, such as ACIP in the United States;
•private health insurers;
•managed care organizations;
•pharmacy benefit management companies; and
•other healthcare related organizations.
Third-party payors decide which therapies and vaccines they will pay for and establish reimbursement levels. Travel vaccines are rarely reimbursed in Europe and, while no uniform policy for coverage and reimbursement exists in the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop will be made on a payor-by-payor basis. Therefore, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Each payor determines whether or not it will provide coverage for a product, what amount it will pay the manufacturer for the product and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs, biological, and vaccine products, or formulary, generally determines the co-payment that a patient will need to make to obtain the product and can strongly influence the adoption of such product by patients and physicians. Even if favorable coverage and reimbursement status is attained for one or more product candidates for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Even patients for whom our products are recommended by the local health authority may be less likely to use our products if the level of coverage and reimbursement provided, if any, is not adequate relative to the level of potential risk of travelling while unvaccinated, as determined by the patient and their physician. In addition, because our product candidates are physician-administered, separate reimbursement for the product itself may or may not be available. Instead, the administering physician may only be reimbursed for providing the treatment or procedure in which our product is used.
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
There have been amendments to and executive, judicial, and congressional challenges to certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how any healthcare reform measures of the second Trump administration will impact the ACA and our business.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and through subsequent legislation will remain in effect through 2032, unless additional Congressional action is taken. Additionally, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, effective January 1, 2024.
Further, in the United States there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, Presidential executive orders, and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug and biological product pricing, reduce the cost of prescription drugs and biological products under government payor programs, and review the relationship between pricing and manufacturer patient programs. At the federal level, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source biologics that have been on the market for at least 11 years covered under Medicare, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, or the Medicare Drug Price Negotiation Program and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions take effect progressively and began in 2023. On August 15, 2024, HHS announced the agreed-upon reimbursement price of the first ten drugs that were subject to price negotiations, although the Medicare Drug

Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional drugs products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.
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
We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our current or any future product candidates or additional pricing pressures. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction, particularly given recent U.S. Congressional and Presidential elections. The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions may include, for example, directives to reduce agency workforce, rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation, or CCMI, to consider new payment and healthcare models to limit drug spending and eliminating the Biden administration’s executive order that directed HHS to establishing an AI task force and developing a strategic plan. The newly elected Presidential administration also may be more skeptical of the safety and efficacy of vaccine products, which could lead to increased regulatory scrutiny and more restrictive coverage policies regarding our products and product candidates. Additionally, in its June 2024 decisions in Loper Bright Enterprises v. Raimondo, or Loper Bright, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statues. The Loper Bright decisions could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA. If we or any third parties we may engage are slow or unable to adapt to changes in existing or new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, our current or any future product candidates we may develop may lose any regulatory approval that may have been obtained, and we may not achieve or sustain profitability. Further, any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products.
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
In addition, the policies of the FDA, the competent authorities of the EU Member States, the EMA, the European Commission, and other comparable regulatory authorities with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation, or CTR, which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each EU Member State, leading to a single decision for each EU Member State. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all EU Member States concerned, and a separate assessment by each EU Member State with respect to specific requirements related to its own territory, including ethics rules. Each EU Member State’s decision is communicated to the sponsor via the centralized EU portal. Once the clinical trial is approved, clinical study development may proceed. The CTR foresaw a three-year transition period that ended on January 31, 2025. Since this date, all new or ongoing trials are subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.
It is currently unclear to what extent the UK will seek to align its regulations with the EU in the future. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation).
On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency, or MHRA, launched an eight-week consultation on reframing the UK legislation for clinical trials. The UK Government published its response to the consultation on March 21, 2023 confirming that it would bring forward changes to the legislation and such changes were laid before parliament on December 12, 2024. These resulting legislative amendments will, if implemented in their current form, bring the UK into closer alignment with the CTR. Failure of the UK to closely align its regulations with the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization for the Company's product candidates on the basis of clinical trials conducted in the United Kingdom.
In addition, on April 26, 2023, the European Commission adopted a proposal for a new Directive and Regulation to revise the existing pharmaceutical legislation and on April 10, 2024, the Parliament adopted its related position. The proposed revisions remain to be agreed and adopted by the European Council. Moreover, on December 1, 2024, a new European Commission took office. The proposal could, therefore, still be subject to revisions. If adopted in the form proposed, the European Commission proposals to revise the existing EU laws governing authorization of medicinal products may result in a number of changes to the regulatory framework governing medical products, including a decrease in data and market exclusivity opportunities for our product candidates in the EU and make them open to generic or biosimilar competition earlier than is currently the case with a related reduction in reimbursement status.
If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies governing clinical trials, our development plans may be impacted.
We are subject to various risks in connection with sustainability (environmental, social, and governance), including evolving and potentially conflicting regulatory regimes related to sustainability, which may impact our reputation, business, financial condition, and results of operations.
As a publicly listed company in France and the United States, we are subject to regulations related to sustainability in both jurisdictions, including most notably the European Union’s Corporate Sustainability Reporting Directive (CSRD), under which we were required to report extensive information about our environmental, social, and governance practices and associated impacts, risks, and opportunities. This information is included in our annual report for 2024 filed with the French Financial Markets Authority (Authorité des marchés financiers, or AMF). On February 26, 2025, the European Commission issued a proposal for significant changes to the CSRD and related regulations which, if implemented, would substantially reduce Valneva’s future sustainability-related reporting obligations from a European perspective. We cannot guarantee that these proposed changes will be implemented, in whole or in part, and the timing of such implementation will determine numerous aspects of Valneva’s sustainability-related activities, including the amount of resources allocated to support compliance with reporting on the scale required for the year ended December 31, 2024. Compliance with the CSRD and with the related EU Taxonomy Regulation requires significant time, attention, and resources. Similarly, we would be subject to the SEC’s climate disclosure rules which were published in March 2024 and are currently suspended. We cannot predict if, when, or in what form such rules may apply to Valneva in the future. Additionally, pushback against sustainability-related regulations and practices has gained momentum in the United States at the federal level and in certain states. Most notably, executive orders signed in January 2025 by President Trump addressing diversity, equity, and inclusion (DEI) could result in additional compliance obligations, scrutiny of Valneva’s practices, and potential harm to Valneva’s business, given that the U.S. Department of Defense is one of our key customers. Monitoring and adjusting to ongoing regulatory developments related to sustainability may impose unexpected costs or result in other interruptions to our operations that could have a material adverse effect on our business, financial condition, and results of operations.
Furthermore, expectations of stakeholders regarding sustainability also continue to evolve and may conflict with one another. Relevant stakeholders include investors, governments, customers, employees, third party business partners, and the communities in which we operate. While some stakeholders wish for companies to make commitments to sustainability, for example related to climate change, others may oppose such activities. In this context, we may not be able to meet stakeholder expectations, by failing to meet commitments, failing to make commitments or commitments of sufficient ambition, or by making commitments that may be perceived as misaligned with our strategy or corporate interests. Failing to meet stakeholder expectations related to sustainability could result in litigation or regulatory actions and impact our reputation, share price, recruitment and retention, financial condition, and results of operations. Our actions related to sustainability could also have a long-term and potentially negative impact on our operations and achievement of our strategic goals.

Additionally, our sustainability-related information published in compliance with the CSRD is subject to a different, more expansive standard of materiality than is understood in the context of U.S. federal securities laws and regulations. The double materiality standard requires the reporting entity to consider both financial materiality (i.e., sustainability matters which generate risks or opportunities that affect, or could reasonably be expected to affect, the Company’s financial position, financial performance, cash flows, access to finance, or cost of capital over the short, medium, or long term) and impact materiality (i.e., the Company’s material actual or potential, positive or negative impacts on people or the environment over the short-, medium-, and long-term). Impacts, risks, and opportunities are material if they satisfy one or both of these materiality tests. Such information should therefore not necessarily be interpreted as material in the U.S. context, even if the words “material” or “materiality” are used.
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
We are also subject to anti-corruption laws in the countries where we operate, including the United States. The Foreign Corrupt Practices Act, or FCPA, prohibits companies and their employees, third-party intermediaries, and other associated persons from paying, offering, authorizing payment, or providing anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of a foreign entity in order to obtain or retain business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls. An executive order issued in February 2025 has created considerable uncertainty regarding whether and how the FCPA will continue to be enforced.
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
We might not be effective in ensuring compliance by our employees, representatives, contractors, business partners, and agents with all applicable anti-corruption laws, including the FCPA, the French anti-corruption laws, or other applicable legal requirements, including trade control laws. If we are not in compliance with the FCPA, the French anti-corruption laws, and other anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations, and liquidity. Likewise, any investigation of any potential violations of the FCPA, the French anti-corruption laws, other anti-corruption laws or trade control laws by U.S. or other authorities could also have an adverse impact on our reputation, our business, results of operations, and financial condition.
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
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., state surveillance and wiretapping laws such as California Invasion of Privacy Act). For example, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable protected health information. In addition, in the past few years, numerous U.S. states—including California, Virginia, Colorado, Connecticut, and Utah—have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, together referred to as the CCPA, applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights, such as those noted below. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts and increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers.
Our employees and personnel use generative artificial intelligence, or AI, technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.
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
In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws are generally believed to be inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanism that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.
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
Our actual or perceived failure to adequately comply with applicable laws and regulations relating to privacy and data protection, or to protect personal data and other data we process or maintain, could result in regulatory enforcement actions against us, including fines, penalties, orders that require a change in our practices, additional reporting requirements and/or oversight, imprisonment of company officials and public censure, claims for damages by affected individuals, other lawsuits, or reputational damage.
We benefit from tax credits in Austria, France, and Scotland that could be reduced or eliminated.
As a company with research and development activity, we benefit from certain tax advantages, including the Austrian Research and Development tax credit, the French Research Tax Credit (Crédit Impôt Recherche) and the Scottish Research and Development tax credit, which are tax credits aimed at stimulating research and development. Our Austrian Research and Development tax credits were €3.6 million, €5.7 million and €13.9 million for the years ended December 31, 2024, 2023, and 2022, respectively. Our French Research Tax Credits were €1.3 million, €1.1 million, and €1.5 million for the years ended December 31, 2024, 2023, and 2022, respectively. Our Scottish Research and Development tax credit amounted to €5.2 million in the year ended December 31, 2024. The Austrian Research and Development tax credit is calculated based on claimed amount of eligible research and development in Austria, while the French Research Tax credit is calculated based on our claimed amount of eligible research and development expenditures in France. The main differences between the Austrian and French research tax credits are the applicable percentage of and the basis for the tax credit. The tax credits are a source of financing to us that could be reduced or eliminated by the Austrian and French tax authorities or by changes in Austrian and French tax law or regulations.
The Austrian Research and Development tax credit is reimbursed to us. While the Austrian Research and Development tax credit is reviewed as a part of the issuance of a certificate by the local auditor and the research and development projects need an approval from the Austrian Research Promotion Agency (FFG), the Austrian tax authority may audit each research and development claim. The Austrian tax authorities may challenge our eligibility for, or our calculation of, certain tax reductions in respect of our research and development activities (and therefore the amount of Research and Development Tax Credit claimed). Furthermore, the Austrian Parliament may decide to eliminate, or to reduce the scope or the rate of, the Research Tax Credit benefit, either of which it could decide to do at any time.
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
The United-Kingdom Research and Development (R&D) tax relief supports companies that work on innovative projects in science and technology. To qualify for R&D relief, a project must seek an advance in a field of science or technology. Only companies chargeable to UK Corporation Tax can qualify for this relief. The British tax authority may audit each research and development claim. The British tax authorities may challenge our eligibility for, our calculation of, certain tax reductions in respect of our research and development activities (and therefore the amount of Research and Development Tax Credit claimed).
If we fail to receive future Research Tax Credit amounts or if our calculations are challenged, even if we comply with the current requirements in terms of documentation and eligibility of its expenditure, our business, prospects, financial condition, and results of operations could be adversely affected.
We may be unable to carry forward existing tax losses.
We have accumulated tax loss carry forwards of €843.6 million, €879.1 million, and €821.6 million for the years ended December 31, 2024, 2023, and 2022, respectively in several locations. Applicable French law provides that, for fiscal years ending after December 31, 2012, the use of these tax losses is limited to €1.0 million, plus 50% of the portion of net earnings exceeding this amount. The unused balance of the tax losses in application of such rule can be carried forward to future fiscal years, under the same conditions and without time restriction. If we decide to change our corporate structure, this could have an effect on our ability to use these tax loss carry forwards. In addition, future changes to applicable tax law and regulation could eliminate or alter these or other provisions in a manner unfavorable to us.
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
Future sales of a substantial number of our ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ADSs and/or ordinary shares. Sales in the United States of our ADSs and ordinary shares held by our directors, officers, and affiliated shareholders or ADS holders are subject to restrictions. If these shareholders or ADS holders sell substantial amounts of ordinary shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of our ADSs or ordinary shares and our future ability to raise capital through an issue of equity securities on favorable terms could be adversely affected.
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
•our shareholders have granted our Board of Directors broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example, warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our ordinary shares;
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
•our Board of Directors meetings can take place in person, by way of videoconference or teleconference or by written consultation and for decisions of the Board of Directors to be valid, at least half of the Directors must be present or represented;
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
•transfers of shares shall comply with applicable insider trading rules and regulations, and in particular with the Market Abuse Regulation 596/2014 of April 16, 2014; and
•pursuant to French law, our bylaws, including the sections relating to the number of members of the Board of Directors and Associate Managing Officers, and election and removal of members of the Board of Directors, the Chief Executive Officer, and Associate Managing Officers from office may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.
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
We previously identified material weaknesses in our internal control over financial reporting in connection with the preparation of the consolidated financial statements for the years ended December 31, 2021 and 2022. We took steps to address these material weaknesses and implemented remediation plans, and management concluded that the previously identified material weakness had been remediated as of December 31, 2023. However, the process to document and evaluate our internal control over financial reporting is both costly and challenging, and we need to continue to dedicate significant internal resources to this process. The controls that we have judged to be effective for the year ended December

31, 2024 may not continue to be effective and we might not be able to prevent any future material weaknesses in our internal control over financial reporting.
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
Under French law, investments of more than 10% by certain individuals or entities in a French-listed company deemed to be a strategic industry may be subject to prior authorization of the French Ministry of Economy pursuant to Articles L. 151-1 et seq. and R. 151-1 et seq. of the French Monetary and Financial code.
If an investment requiring the prior authorization of the French Minister of Economy is completed without such authorization having been granted, the French Minister of Economy might direct the relevant investor to nonetheless (i) submit a request for authorization, (ii) have the previous situation restored at its own expense or (iii) amend the investment. The relevant investor might also be found criminally liable and might be sanctioned with a fine which cannot exceed the greater of: (i) twice the amount of the relevant investment, (ii) 10% of the annual turnover before tax of the target company and (iii) €5 million (for an entity) or €1 million (for an individual). Criminal penalties may also be imposed upon complaint by the French Minister of Economy in accordance with the French Customs Code.
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
As a foreign private issuer listed on Nasdaq, we are subject to Nasdaq’s corporate governance listing standards. However, Nasdaq rules permit foreign private issuers to follow the corporate governance practices of its home country. Some corporate governance practices in France may differ significantly from Nasdaq corporate governance listing standards. We intend to continue to rely on exemptions for foreign private issuers and follow French corporate governance practices in lieu of Nasdaq corporate governance standards, to the extent possible. For example, neither the corporate laws of France nor our bylaws require a majority of the members of our Board of Directors to be independent, and although the corporate governance code to which we currently refer (the Middlenext Code) recommends that at least two of the members of the Board of Directors be independent (as construed under such code), this code only applies on a “comply-or-explain” basis, and we may in the future either decide not to apply this recommendation or change the corporate code to which we refer. Furthermore, we could include non-independent members of the Board of Directors as members of our Nomination, Governance and Compensation committee, and the independent members of our Board of Directors would not necessarily hold regularly scheduled meetings at which only independent members of the Board are present. In addition, we follow French law with respect to shareholder approval requirements in lieu of the various shareholder approval requirements of Nasdaq. Currently, we intend to continue to follow home country practice to the maximum extent possible. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on June 30, 2025. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our Board of Directors or Executive Committee are residents or citizens of the United States, we could lose our foreign private issuer status. As of December 31, 2024, approximately 23% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by U.S. residents (assuming that all holders of ADSs as of such date are residents of the United States).
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
We do not believe that we were characterized as a PFIC for the taxable year ending December 31, 2024. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance regarding if we currently are treated as a PFIC, or may be treated as a PFIC in the future. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.
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
Equity markets are subject to considerable price fluctuations, and often, these movements do not reflect the operational and financial performance of the listed companies concerned. In particular, biotechnology companies’ share prices have been highly volatile and may continue to be highly volatile in the future. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry. Fluctuations in the stock market as well as the macro-economic environment could significantly affect the price of our ordinary shares. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs at or above the price originally paid for the security. The market price for our ordinary shares and ADSs may be influenced by many factors, including:
•actual or anticipated fluctuations in our financial condition and operating results, including as a result of clinical trial results and other announcements related to our clinical pipeline;
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
•actual or expected regulatory or legal developments in the United States, European Union and other jurisdictions;
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
These and other market and industry factors may cause the market price and demand for our ordinary shares and ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ordinary shares or ADSs and may otherwise negatively affect the liquidity of the trading market for the ordinary shares and ADSs. In addition, in the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could be costly and time consuming and divert management’s attention and resources. We are aware through publicly available information that U.S.-based law firms specializing in shareholder lawsuits have announced the commencement of “investigations” of our company following a decline in ADS trading price allegedly in connection with a notice posted on the U.S. CDC’s website regarding an investigation of five hospitalizations that occurred after vaccination with IXCHIQ. As of the date of this Annual Report, we have not received notice of any actual claims, but we cannot exclude the possibility of a lawsuit relating to these investigations or any others that may be announced.
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
The SEC maintains an internet site at http://www.sec.gov that contains reports and other information that we file electronically with the SEC.
Our full capital expenditures in the years ended December 31, 2024, 2023 and 2022 totaled €17.2 million, €18.3 million and €29.0 million respectively, primarily related to investments in our manufacturing facilities in Scotland and Sweden. We expect our capital expenditures in 2025 to be primarily financed from our existing cash and cash equivalents.
 B. Business Overview
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best-, or only-in-class vaccine solutions. We have a strong track record, having advanced multiple vaccines from early Research & Development (R&D) to approvals, and currently market three proprietary travel vaccines, including the world’s first chikungunya vaccine, IXCHIQ, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine development pipeline. Our clinical portfolio is composed of highly differentiated vaccine candidates that are designed to provide preventative solutions for diseases with high unmet need. Our pipeline includes the only Lyme disease vaccine candidate (VLA15) in advanced clinical development, which we are developing in partnership with Pfizer, as well as the world’s most clinically advanced tetravalent Shigella vaccine candidate, under development in collaboration with LimmaTech Biologics AG (LimmaTech), and proprietary vaccine candidates against the Zika virus and other global public health threats.
VLA15 is a Phase 3 vaccine candidate targeting Borrelia, the bacterium that causes Lyme disease, under development in collaboration with Pfizer, and it is the only vaccine candidate against Lyme disease currently undergoing late-stage clinical trials. Pfizer and Valneva are currently executing the Phase 3 field efficacy study for VLA15 called VALOR (Vaccine Against Lyme for Outdoor Recreationists). Enrollment in the trial was completed in December 2023 and the primary vaccination series were completed in July 2024. Participants will be monitored for the occurrence of Lyme disease cases until the end of the Lyme disease season in 2025. VLA15 targets the six most prevalent serotypes, or variations, of Borrelia in the United States, where approximately 476,000 people are diagnosed with Lyme disease each year and in Europe, where at least a further 200,000 cases occur annually.
VLA1553 is a vaccine candidate which was approved by the U.S. Food and Drug Administration (FDA), the European Commission (EC), Health Canada, and the UK’s Medicines and Healthcare products Regulatory Agency (MHRA) under the brand name IXCHIQ. It is indicated for the prevention of disease caused by chikungunya virus (CHIKV) in individuals 18 years of age and older. At the end of February 2024, the U.S. Advisory Committee on Immunization Practices (ACIP) provided recommendations on how to use IXCHIQ and these recommendations were then adopted by the U.S. Centers for Disease Control and Prevention (CDC). In 2024, Valneva submitted label extension applications to the FDA, the European Medicines Agency (EMA) and Health Canada to potentially extend the use of IXCHIQ, which is currently approved in adults, to adolescents 12 to 17 years of age. The applications to the FDA and Health Canada also included the two-year antibody persistence data to the product label, which is a key differentiator for IXCHIQ. In February 2025, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) adopted a positive opinion recommending authorization of a label extension for IXCHIQ in adolescents 12 years of age and older. The EC will now review the CHMP recommendation, and a decision on the label extension application in the European Union (EU), Norway, Liechtenstein, and Iceland is expected within sixty days following the CHMP opinion. A marketing application is also under review in Brazil, which would represent the first approval in an endemic country. The vaccine is still undergoing several clinical trials with a view to expand access, support label extensions and enhance the product profile.
Shigella4V2 (S4V2) is a Phase 2 tetravalent bioconjugate vaccine candidate against shigellosis, a diarrheal infection caused by Shigella bacteria, under development in collaboration with LimmaTech. Shigellosis is the second leading cause of fatal diarrheal disease worldwide. It is estimated that up to 165 million cases of disease and an estimated 600,000 deaths are attributed to Shigella each year, particularly among children in Low and Middle Income Countries (LMICs). No approved Shigella vaccine is currently available outside of Russia or China, and the development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO). In October 2024, the FDA granted Fast Track designation to S4V2, recognizing its potential to address a serious condition and fill an unmet medical need.
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
We have already successfully licensed and commercialized a portfolio of traveler vaccines, which is composed of IXIARO (also marketed as JESPECT in Australia and New Zealand), indicated for the prevention of Japanese encephalitis in travelers and military personnel, and DUKORAL, indicated for the prevention of cholera and, in Canada, Switzerland, New Zealand, and Thailand, prevention of diarrhea caused by Enterotoxigenic Escherichia coli, or ETEC, the leading cause of travelers’ diarrhea. During the course of 2024, we launched our chikungunya vaccine IXCHIQ in the United States, France and Canada and expect to launch it in additional countries in 2025. Additionally, we distribute vaccines for third parties in selected countries where we have a commercial infrastructure.
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
Our advanced clinical pipeline and commercialized products are summarized below:

 1.    Indications differ by country. ETEC stands for Enterotoxigenic Escherichia coli (E. Coli) bacterium. 2 Controlled human infection model
Our clinical pipeline includes:
•VLA15 – a vaccine candidate against Borrelia, the bacterium that causes Lyme disease. VLA15 is a multivalent recombinant protein vaccine that targets six serotypes of Borrelia representing the most common serotypes found in North America and Europe. VLA15 is the only Lyme disease program in advanced clinical development today and has received Fast Track designation from the FDA. We reported results for three Phase 2 clinical trials of VLA15 in both adult and pediatric populations, in which we observed high levels of antibodies against all six serotypes. These include the announcement in September 2023 of positive Phase 2 pediatric and adolescent immunogenicity and safety data following a booster vaccination with VLA15. These results from the VLA15-221 Phase 2 study showed a strong anamnestic antibody response for all serotypes in pediatric (5 to 11 years of age) and adolescent participants (12 to 17 years of age), as well as in adults (18 to 65 years of age), one month after administration of a booster dose (month 19). The safety and tolerability profile of VLA15 after a booster dose was consistent with previous studies. In August 2022, jointly with Pfizer, we initiated a Phase 3 clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)”, to investigate the efficacy, safety, and immunogenicity of VLA15 in participants five years of age and older in highly endemic regions in the United States and Europe. In February 2023, Pfizer, as the study sponsor, decided to discontinue approximately half of the total enrolled participants in the trial following violations of Good Clinical Practice, or GCP, at certain clinical trial sites run by a third party clinical trial site operator. The clinical trial remains ongoing with other sites not operated by the third party and new sites in the U.S. and Canada. In December 2023, we and Pfizer announced that we completed recruitment for the study. 9,437 participants 5 years of age and older were enrolled in the trial to receive three doses of VLA15 or a saline placebo (1:1 ratio) within the first year, and one booster dose approximately one year after vaccination with the first three doses, as part of the primary series. In July 2024, we announced completion of the primary vaccination series. Participants will receive their remaining booster dose and then be monitored for the occurrence of Lyme disease cases until the end of the Lyme disease season in 2025. Subject to positive data, Pfizer aims to submit a Biologics Licence Application (BLA) to the FDA and a marketing authorization application (MAA) to the EMA in 2026. According to the terms of our collaboration, Pfizer leads late phase development of VLA15. If VLA15 is approved, Pfizer will have sole control over its commercialization, and we will be eligible to receive milestone and royalty payments. In June 2022, the terms of our collaboration with Pfizer were updated, and Pfizer invested €90.5 ($95) million in Valneva as part of an Equity Subscription Agreement.
•VLA1553 – a single-dose, live-attenuated vaccine candidate against CHIKV. VLA1553 was approved by the FDA under the brand name IXCHIQ in November 2023 and with this approval, became the world’s first licensed chikungunya vaccine available to address this unmet medical need. It is indicated in the United States for the prevention of disease caused by CHIKV in individuals 18 years of age and older who are at increased risk of exposure to CHIKV. Alongside the approval, we received a Priority Review Voucher which we sold for $103 million in February 2024. At the end of February 2024, ACIP provided recommendations on how to use IXCHIQ, and these recommendations were then adopted by the CDC. We now expect expanded access to the retail channel via publication of the ACIP recommendations in the Morbidity and Mortality Weekly Report (MMWR). IXCHIQ was also approved in Canada in June 2024, in Europe in July 2024 and in the UK in February 2025 for the prevention of disease caused by the chikungunya virus in individuals 18 years of age and older. A Marketing application is also under review in Brazil. Label extensions to potentially extend the use of IXCHIQ to adolescents aged 12 to 17 years are also under review in the U.S., Europe and Canada. In February 2025, the Committee for Medicinal Products for Human Use of the EMA adopted a positive opinion recommending authorization of a label extension for IXCHIQ to individuals 12 years of age and older. The recommendation is now being reviewed by the EC and a decision on the label extension is expected within sixty days. The Canadian and U.S. label extension applications also include two-year antibody persistence data, which is a key differentiator for IXCHIQ that was already included in the initial filing with the EMA. The pivotal Phase 3 data, showing a high seroresponse rate of 98.9% in participants 28 days after receiving a single administration, were published in The Lancet, the world’s leading peer-reviewed medical journal, in June 2023. We have continued to evaluate antibody persistence in a dedicated trial which will extend over ten years. Additionally, a clinical study in 754 adolescents 12 to 17 years of age, VLA1553-321, is ongoing in Brazil, for which we reported positive pivotal Phase 3 immunogenicity and safety data in November 2023. Funded by the Coalition for Epidemic Preparedness Innovations (CEPI) and conducted in collaboration with Instituto Butantan, this adolescent trial is intended to support the label extension in this age group following approvals in adults. The trial is also expected to support licensure of the vaccine in Brazil, which would be the first potential approval for use in endemic populations. We also initiated a pediatric trial in children 1 to 11 years of age, VLA1553-221, in January 2024 to support a Phase 3 pivotal pediatric study and potentially extend the label to this age group following initial regulatory approvals in adults and possibly in adolescents. In 2025, we will also start preparing the initiation of two Phase 4 post-marketing studies required as part of our approval under the FDA’s accelerated approval pathway. These Phase 4 studies, and several ongoing and planned studies, are supported through an expanded partnership and additional grant funding of $41.3 million from CEPI with co-funding from the European Union. As part of the CEPI partnership, we signed an exclusive license agreement for our chikungunya vaccine with the Serum Institute of India (SII), the world’s largest manufacturer of vaccines by number of doses, in December 2024 to support broader access to the vaccine in low and middle-income countries (LMICs).
•S4V2 – a tetravalent bioconjugate vaccine candidate against shigellosis, a diarrheal infection caused by Shigella bacteria, under development in collaboration with LimmaTech. In October 2024, we announced the launch of a Phase 2b controlled human infection model (CHIM) study to assess the safety and preliminary efficacy in approximately 120 healthy Shigella-naïve participants aged 18 to 50 years at three sites in the United States. In addition to the CHIM study, LimmaTech will conduct a Phase 2 pediatric study in LMICs expected to begin in the first half of 2025. Valneva will assume all further development, including CMC (chemistry, manufacturing and controls) and regulatory activities, and be responsible for its commercialization worldwide, if approved. Shigellosis is the second leading cause of fatal diarrheal disease worldwide. It is estimated that up to 165 million cases of disease and an estimated 600,000 deaths are attributed to Shigella each year, particularly among children in LMICs. No approved Shigella vaccine is currently available outside of Russia or China and the development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO). In October 2024, the FDA granted Fast Track designation to S4V2, recognizing its potential to address a serious condition and fill an unmet medical need.
•VLA1601 – a highly purified inactivated, adjuvanted novel vaccine candidate against the mosquito-borne viral disease caused by the Zika virus, or ZIKV. Disease outbreaks have been reported in tropical Africa, Southeast Asia, the Pacific Islands, and, since 2015, in the Americas. Zika virus transmission persists in several countries in the Americas and in other endemic regions. To date, a total of 89 countries and territories have reported evidence of mosquito-transmitted Zika virus infection; however, surveillance remains limited globally. There are no preventive vaccines or effective treatments available. As such, Zika remains a public health threat and is included in the FDA’s Tropical Disease Priority Review Voucher Program. VLA1601 is being developed on the original manufacturing platform of our licensed Japanese encephalitis vaccine IXIARO, which was further optimized to develop our inactivated, adjuvanted COVID-19 vaccine VLA2001, the first COVID-19 vaccine to receive a standard marketing authorization in Europe. We reported positive Phase 1 results for the first generation of our Zika vaccine candidate in 2019, showing a favorable safety profile and immunogenicity in all tested doses and schedules, comparable to IXIARO and other clinical stage ZIKV vaccines. In March 2024, we initiated a Phase 1 clinical trial to investigate the safety and immunogenicity of our optimized vaccine candidate. The randomized, placebo-controlled, Phase 1 trial, VLA1601-102, is planned to enroll approximately 150 participants aged 18 to 49 years in the United States. A vaccine against the Zika virus would nicely complement Valneva’s portfolio of travel vaccines against mosquito-borne diseases, which already includes IXCHIQ and IXIARO.
In addition to our clinical-stage assets, our portfolio includes a series of pre-clinical assets against disease targets that reflect our strategy of providing prophylactic solutions to significant diseases that lack a preventative and effective therapeutic treatment option. These include VLA2112, a vaccine candidate targeting the Epstein-Barr virus, or EBV, which is one of the most common human viruses. EBV can cause infectious mononucleosis and is strongly associated with the development of several types of cancer and multiple sclerosis. We have also been working on a vaccine candidate targeting the enteric disease caused by Enterotoxigenic Escherichia coli (ETEC).
We commercialize our fully-owned travel vaccines IXIARO/JESPECT, DUKORAL, and IXCHIQ and previously supplied our inactivated COVID-19 vaccine VLA2001 under government contracts.
•IXIARO is an inactivated Vero cell culture-derived Japanese encephalitis vaccine that is the only Japanese encephalitis vaccine licensed and available in the United States, Canada, and Europe. IXIARO is indicated for active immunization against Japanese encephalitis, the most prevalent cause of viral encephalitis in Asia, for adults, adolescents, children, and infants aged two months and older. Sales of IXIARO were €94.1 million in 2024 compared to €73.5 million in 2023. The 28% increase in sales reflect a double-digit sales growth to both travelers and the U.S. military compared to 2023. In 2024, Valneva supplied additional doses of IXIARO to the U.S. Department of Defense (DoD) under the contract it signed in September 2023, which allowed the DoD to purchase additional doses during the following twelve months. In January 2025, Valneva announced the signing of a new $32.8 million contract with the DoD for the supply of IXIARO. Under this new one-year contract, the

DoD will buy a minimum of $32.8 million worth of IXIARO vaccines and has the possibility to purchase additional doses during the following twelve months.
•DUKORAL is an oral vaccine for the prevention of diarrhea caused by Vibrio cholera and, in Canada and certain other countries, heat-labile toxin producing ETEC, the leading cause of travelers’ diarrhea. We acquired DUKORAL in 2015 and recorded €32.3 million of sales in the year ended December 31, 2024 compared to €29.8 million in the year ended December 31, 2023. DUKORAL sales benefited from the resumption of marketing investments in the second half of 2024 following successful regulatory inspection of our new manufacturing site in Sweden. DUKORAL is authorized for use in the European Union and Australia to protect against cholera and in Canada, Switzerland, New Zealand, and Thailand to protect against cholera and ETEC.
•IXCHIQ is a single-dose, live-attenuated vaccine indicated for the prevention of disease caused by chikungunya virus in individuals 18 years of age and older who are at increased risk of exposure to CHIKV. In 2024, we received marketing approval for IXCHIQ in the United States, Europe and Canada. With these approvals, IXCHIQ became the world’s first licensed chikungunya vaccine available to address this unmet medical need and the third vaccine Valneva brought from early R&D to approval. Valneva started commercializing IXCHIQ in the United States in the first quarter of 2024 and in Canada and France at the end of 2024. Sales of IXCHIQ were €3.7 million in the year ended December 31, 2024. We expect to launch in additional countries in 2025, notably in Europe.
Sales from these products are currently complemented by sales from the distribution of third-party products in markets where Valneva operates its own marketing and sales infrastructure (United States, Canada, Nordic countries, United Kingdom, Austria, and France).
Our Strategy
Our strategy supports our vision to contribute to a world in which no one dies or suffers from a vaccine-preventable disease. Our strategy is based on an integrated business model that has allowed us to build a portfolio of differentiated clinical and pre-clinical assets as well as a growing commercial business. We are focused on utilizing our proven and validated product development capabilities to rapidly advance solutions addressing unmet needs in infectious diseases towards regulatory approval, with the goal of becoming first-, best-, or only-in-class. We have entered into strategic partnerships with other well-established pharmaceutical companies to leverage their clinical and commercial capabilities to optimize the potential value of select assets. As we advance our late-stage portfolio, we also remain focused on investing in our research and development pipeline in order to develop our earlier-stage assets as well as identify new targets and indications where we believe we can make a significant difference.
In order to execute upon this strategy as an independent, financially sustainable company, we are pursuing the following strategic goals:
•Advance VLA15 for the prevention of Lyme disease in collaboration with Pfizer. We are developing VLA15 as a vaccine against Borrelia, the bacterium that causes Lyme disease in North America and Europe. We reported results for three Phase 2 clinical trials of VLA15 in both adult and pediatric populations, in which VLA15 generated high levels of antibodies against all six Borrelia strains. Together with Pfizer, we announced the initiation of a Phase 3 clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)”, in August 2022, completed recruitment of 9,437 participants for the study in December 2023 and the primary vaccination series in July 2024. Participants will receive their remaining booster dose and then be monitored for the occurrence of Lyme disease cases until the end of the Lyme disease season in 2025. Pfizer aims to submit a BLA to the FDA and an MAA to the EMA in 2026, subject to positive data. If VLA15 is approved, Pfizer will have sole responsibility for ts commercialization, and we will be eligible to receive milestone and royalty payments.
•Grow product sales focusing on proprietary products, and build a leading position in the travel vaccines market. We will focus on continuing to grow sales of our proprietary travel vaccines (IXIARO, DUKORAL and IXCHIQ) and launch IXCHIQ in the markets where the vaccine is and may be approved. In 2025, we expect to receive regulatory decisions on the marketing applications we filed in Brazil and the label extensions we filed in the U.S., Europe, and Canada.The third-party product business supported Valneva’s revenues as a complement to its existing travel vaccine portfolio, especially during the COVID-19 pandemic. However, third-party sales over the past years yielded much lower gross margin than our proprietary products, diluting our overall margins. We have therefore decided to focus resources on direct sales of our proprietary products.
•Progress our pipeline of clinical and pre-clinical programs to develop new vaccines addressing diseases with significant unmet need. To remain an industry leader in the development of prophylactic vaccines, we intend to continue to progress vaccine candidates against unmet medical needs and identify disease targets with the potential to be effectively prevented by vaccines with a view to potentially develop vaccine candidates against those targets. In 2025, we notably expect the first Phase 2 efficacy results of our Shigella vaccine candidate and the Phase 1 results of our Zika vaccine candidate.
•Opportunistically pursue strategic collaborations to maximize full potential of our clinical and commercial portfolios. We intend to continue to selectively evaluate collaborations to leverage the clinical and commercial expertise of large pharmaceutical companies.
•Focus on stringent cost management. In the mid-term, we will continue focusing on stringent cost management with a particular focus on marketing and distribution as well as general and administrative costs. We believe that we have sufficient resources to finance our operational business, excluding debt repayment, until potential milestone and commercial revenues from our program against Lyme disease enable the Company to operate in a sustained profitable way.
•Maintain an attractive workplace by strengthening our ESG (environmental, social, and governance) strategy. As a member of the United Nations Global Compact, we intend to ramp up ESG initiatives and continue to develop the three pillars of our responsible business commitments: Protecting Lives, Reaching People and Preserving the Planet.
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
Despite the large and growing need for vaccines, many urgent medical needs remain unaddressed, including infectious diseases, such as Lyme disease, Shigellosis and Zika, and hospital-acquired infections, such as infections with C. difficile. Developing vaccines for such diseases remains a high priority for the research and development world.
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

Our Clinical Pipeline

VLA15— Our vaccine candidate targeting Lyme disease
We are developing VLA15 as an investigational vaccine against Borrelia, the bacterium that causes Lyme disease. VLA15 is a recombinant protein vaccine candidate that targets six serotypes of Borrelia representing the most common serotypes found in North America and Europe. We have reported initial results of three Phase 2 clinical trials of VLA15 in over 900 healthy adults, and results have demonstrated the presence of high titers of antibodies against all six serotypes. In August 2022, together with Pfizer, we initiated a Phase 3 clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)”, to investigate the efficacy, safety, and immunogenicity of VLA15 in participants five years of age and older in highly endemic regions in the United States and Europe. In February 2023, we announced that Pfizer, as the study sponsor, decided to discontinue approximately half of the total recruited participants in the trial following violations of GCP at certain clinical trial sites run by a third-party clinical trial site operator. The discontinuation of these participants was not due to any safety concerns with the investigational vaccine and was not prompted by a participant-reported adverse event. The clinical trial remains ongoing with other sites not operated by the third party and new sites in the U.S. and Canada. In December 2023, we and Pfizer announced that we completed recruitment for the study. 9,437 participants five years of age and older were enrolled to receive three doses of VLA15 or a saline placebo (1:1 ratio) within the first year, and one booster dose approximately one year after completion of the first three doses, as part of the primary immunization. In July 2024, we announced completion of the three-doses primary vaccination series. Participants are now receiving their booster dose and will be monitored for the occurrence of Lyme disease cases until the end of the Lyme disease season in 2025. Pfizer aims to submit a BLA to the FDA and a MAA to the EMA in 2026, subject to positive data.

We announced our collaboration with Pfizer for late phase development and commercialization of VLA15, if approved, in April 2020 and received a $130 million upfront payment on signing. In June 2022, the terms of this agreement were updated and Pfizer invested €90.5 ($95) million in Valneva as part of an Equity Subscription Agreement. As per the updated terms, Pfizer will fund 60% of the remaining shared development costs. We will receive tiered royalties ranging from 14% to 22%, which will be complemented by up to $100 million in milestones payable to us based on cumulative sales. Other development and early commercialization milestones were unchanged, of which $143 million remain to date. We received a $25 million milestone payment from Pfizer following initiation of the Phase 3 study. See “Item 10.C—Material Contracts—Pfizer License Agreement” for more details.
Overview of Lyme disease
Lyme disease is a systemic infection caused by Borrelia bacteria transmitted to humans by infected Ixodes ticks. It is considered the most common vector-borne illness in the Northern Hemisphere. According to the U.S. Centers for Disease Control and Prevention, approximately 476,000 people in the United States are diagnosed with Lyme disease each year, and at least a further 200,000 cases occur in Europe. Research suggests that Lyme disease cases may rise 92% by 2100 in the United States due to climate change. Although most patients recover from Lyme disease, 10-20% have persistent symptoms, which for some are chronic and disabling. Studies indicate that Lyme disease costs up to approximately $1.3 billion each year in direct medical costs in the United States alone. The global market for a Lyme disease vaccine is estimated to exceed $1 billion.
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
The results of the VLA15-201 and VLA15-202 trials were published in the peer-reviewed medical journal, The Lancet Infectious Diseases, in June 2024. The article, titled “Optimization of Dose Level and Vaccination Schedule for the VLA15 Lyme Borreliosis Vaccine Candidate Among Healthy Adults: Two Randomized, Phase 2 Studies” provides a detailed analysis of the clinical results for the two trials.
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
In September 2024, we and Pfizer reported further booster results following vaccination with a second booster dose given one year after receiving the first booster dose. The immune response and safety profile of VLA15 one month after receiving the second booster dose were similar to those reported after receiving the first booster dose, showing compatibility with the anticipated benefit of a booster vaccination prior to each Lyme season. These latest booster results again demonstrated a significant anamnestic antibody response across all six serotypes covered by the vaccine candidate in pediatric (5 to 11 years of age) and adolescent (12 to 17 years of age) participants, as well as in adults (18 to 65 years of age), measured one month after administration of this second booster dose (month 31). A high proportion of participants seroconverted after the second booster dose, yielding seroconversion rates* (SCRs) above 90% for all outer surface protein A (OspA) serotypes in all age groups, in-line with SCRs after the first booster. Geometric Mean Titers at one month post first and second booster (i.e. month 19 vs. month 31) were comparably high. The safety and tolerability profile of VLA15 after a second booster dose was comparable to the profile observed after the first booster. To date, no safety concerns have been observed by an independent Data Monitoring Committee (DMC) in any treatment or age group.
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
As per the terms of our collaboration, we received a $25 million milestone payment from Pfizer following initiation of the Phase 3 study. In February 2023, Pfizer, as the study sponsor, decided to discontinue a significant percentage of enrolled U.S. study participants following violations of Good Clinical Practice at certain clinical trial sites run by a third-party clinical trial site operator. The discontinuation of these participants was not due to any safety concerns with the investigational vaccine and was not prompted by a participant-reported adverse event. The trial has continued with other sites not operated by the third party and new sites in the U.S. and Canada. In December 2023, we and Pfizer announced that we completed recruitment for the study. 9,437 participants five years of age and older were enrolled to receive, as part of the full primary series, three doses of VLA15 180 µg or a saline placebo (1:1 ratio) within the first year, and one booster dose of VLA15 or saline placebo approximately one year after vaccination with the first three doses. In July 2024, we announced completion of the three-doses primary vaccination series. Participants are continuing to receive their booster dose and will be monitored for the occurrence of Lyme disease cases until the end of the Lyme disease season in 2025. Pfizer aims to submit a BLA to the FDA and an MAA to the EMA in 2026, subject to positive data.
VLA1553 / IXCHIQ—Our vaccine targeting the chikungunya virus
VLA1553 is a single-dose, live-attenuated vaccine candidate against CHIKV, which was approved under the brand name IXCHIQ in the United States, Canada, Europe, and the United Kingdom in November 2023, June 2024, July 2024, and February 2025, respectively. It is indicated for the prevention of disease caused by CHIKV in individuals 18 years of age and older.
The vaccine is still undergoing several clinical trials with a view to expand access, support label extensions, and enhance the product profile.
In 2024, we submitted label extensions to extend the use of IXCHIQ, which is currently approved in adults, to adolescents aged 12 to 17 years, in the U.S., Europe, and Canada. The Canadian and U.S. label extension applications also included two-year antibody persistence data, which is a key differentiator for IXCHIQ that was already included in the initial filing with the EMA. In February 2025, EMA’s CHMP adopted a positive opinion recommending authorization of IXCHIQ’s label extension to adolescents. The European Commission will now review the CHMP recommendation, and a decision on the adolescent label extension in the EU, Norway, Liechtenstein and Iceland is expected within sixty days following the CHMP recommendation. The label extension applications are supported by positive six-month adolescent Phase 3 data collected through a study in Brazil funded by the Coalition for Epidemic Preparedness Innovations (CEPI) and the European Union’s (EU) Horizon Program, This study is also expected to support marketing approval in Brazil.
In addition to our adolescent study, we have continued to monitor persistence in a dedicated antibody persistence trial, VLA1553-303. We reported positive twelve, twenty-four, and thirty-six month antibody persistence data in December 2022, 2023, and 2024, respectively, demonstrating a very high level of seroconversion, with 99%, 97%, and 96% of participants, respectively, showing protective CHIKV neutralizing antibodies, after receiving a single vaccination. We will continue to evaluate persistence in the VLA1553-303 trial for a period of ten years.
Additionally, we initiated a Phase 2 pediatric trial in children 1 to 11 years of age, VLA1553-221, in January 2024 to support a Phase 3 pivotal pediatric study and potentially extend the label in this age group following initial regulatory approvals in adults and possibly in adolescents. In January 2025, we announced positive results for VLA1553-221. The trial, which was evaluating the safety and immunogenicity of two different dose levels of IXCHIQ in 304 children, met its primary endpoint. The vaccine was well tolerated by children aged one to eleven years regardless of the dose (half dose or full dose) or previous chikungunya infection (CHIKV), and, to a similar extent, to an active control MenACYW vaccine (Nimenrix). Overall, the safety profile was consistent with the profile observed in Valneva’s pivotal Phase 3 trials in adults and adolescents. Valneva’s vaccine was highly immunogenic in both dose groups. A full dose of the vaccine exhibited a more robust immune response compared to a half dose by providing protective antibody titers already at Day 15 and Day 29 post-vaccination, confirming the excellent immunogenicity previously observed in adults and adolescents. An independent Data Safety Monitoring Board (DSMB) rigorously monitored safety data throughout the trial and confirmed the absence of any safety concerns. In 2025, we also expect to initiate the Phase 4 post-marketing studies required as part of our approval under the FDA’s accelerated approval pathway.
Using our positive pivotal Phase 3 trial in over 4,000 healthy adults, we sought licensure under the accelerated approval pathway which eliminates the need to execute a time-intensive and costly field trial where a group of patients receiving a placebo is compared to groups of patients receiving VLA1553. However, this approach requires that vaccine effectiveness, i.e., the proof that the vaccine can prevent cases of disease, is demonstrated post-licensure.
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
The current standard of care to treat individuals who have become infected with chikungunya is the application of non-steroidal anti-inflammatory drugs to relieve symptoms. To date, apart from our vaccine IXCHIQ which has recently been launched in the U.S., Canada and certain countries in Europe, preventive measures in other territories rely on avoiding mosquito bites. Effective mosquito control has proven challenging, even in higher income countries.
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
The primary endpoint was safety and immunogenicity 28 days after a single vaccination with VLA1553. The trial met its primary endpoint, inducing protective CHIKV neutralizing antibody titers in 98.9% of participants 28 days after receiving a single shot. The seroconversion rate result of 98.9%, and specifically the lower bound of the 95%CI of 96,7%, exceeded the 70% threshold (for non-acceptance) agreed with the FDA. The excellent immunogenicity profile was maintained over time, with 96.3% of participants showing protective CHIKV neutralizing antibody titers six months after receiving a single vaccination. VLA1553 was highly immunogenic, with a GMT of approximately 3,362, confirming the immunogenicity profile seen in the Phase 1 clinical trial.
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
VLA1553-303 Clinical Trial
In April 2021, we initiated an antibody persistence trial that will follow annually up to 375 subjects in the immunogenicity subset of the VLA1553-301 trial for a period of ten years after a single immunization with IXCHIQ. In December 2022, 2023 and 2024, we reported 12-, 24- and 36-month data, respectively, for this trial. 12, 24, and 36 months after the single-dose vaccination, 99%, 97% and 96% of participants, respectively, retained neutralizing antibody titers above the seroresponse threshold of 150. The antibody persistence was similar in older adults aged ≥65 years, who retained neutralizing antibody titers comparable to younger adults throughout the follow-up. No safety concerns were identified for the duration of the follow-up study, confirming the safety profile observed in previous studies.
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
In November 2023, we reported positive Phase 3 immunogenicity and safety data showing that a single-dose vaccination with VLA1553 induced a robust immune response in adolescents, thereby confirming the excellent immunogenicity previously observed in adults. VLA1553 induced levels of protective antibody titers in 98.8% of participants 28 days after a single vaccination significantly exceeding the FDA’s requirement for study success of the lower bound of the 95% CI for seroresponse rate >70%. Additionally, VLA1553 was generally well tolerated in adolescents, irrespective of previous CHIKV infection, and showed a similar safety profile as reported in adults. In May 2024, we reported six-month data which confirmed the positive immunogenicity and safety data reported previously. A single-dose vaccination with VLA1553 induced a high, sustained immune response with a seroresponse rate of 99.1% (232 out of 234 participants) at Day 180 in an immunogenicity subset of individuals who were CHIKV negative at baseline. Additionally, the six-month data confirmed that a single dose of the vaccine was generally safe and well tolerated in adolescents receiving VLA1553, irrespective of previous infection with the chikungunya virus. Throughout the trial, an independent DSMB consistently assessed safety data and found no safety issues. The majority of solicited adverse events observed following VLA1553 administration were mild or moderate and resolved within three days post vaccination. In January 2025, we reported positive twelve-month Phase 3 data which showed a sustained seroresponse rate in 98.3% of adolescents one-year after single vaccination. These results support and strengthen the pivotal data previously reported for adolescents (12 to 17 years old) which supported filing for potential label extension to this age group in the U.S. , Europe, and Canada . Data from this trial are also expected to support licensure of IXCHIQ in Brazil, which would be the first potential approval for use in endemic populations.
VLA1553-221 Clinical Trial
In January 2024, we initiated a Phase 2 pediatric trial in children one to eleven years of age to evaluate the safety and immunogenicity of two different dose levels of IXCHIQ. The multicenter, prospective, randomized, observer-blinded Phase 2 clinical trial enrolled 304 healthy children at three trial sites in the Dominican Republic and Honduras. Following a safety run-in phase, participants were randomized to receive either a full dose formulation of the vaccine (120 participants), a half dose formulation (120 participants), or a control vaccine (60 participants). In January 2025, we announced positive results for VLA1553-221. The trial met its primary endpoint demonstrating that the vaccine was well tolerated by children aged one to eleven years regardless of the dose (half dose or full dose) or previous chikungunya infection (CHIKV), and, to a similar extent, to an active control MenACYW vaccine (Nimenrix). Overall, the safety profile was consistent with the profile observed in Valneva’s pivotal Phase 3 trials in adults and adolescents. Valneva’s vaccine was highly immunogenic in both dose groups. A full dose of the vaccine exhibited a more robust immune response compared to a half dose by providing protective antibody titers already at Day 15 and Day 29 post-vaccination, confirming the excellent immunogenicity previously observed in adults and adolescents. An independent DSMB rigorously monitored safety data throughout the trial and confirmed the absence of any safety concerns. The Phase 2 pediatric data are intended to support a Phase 3 pivotal study in children with the objective to extend the label to this age group following initial regulatory approvals in adults and possibly in adolescents.

S4V2— The most advanced tetravlent Shigellosis vaccine candidate
In August 2024, Valneva entered into a collaboration with LimmaTech Biologics AG for the development of S4V2, a tetravalent bioconjugate vaccine candidate against shigellosis, a diarrheal infection caused by Shigella bacteria.
Shigellosis is the second leading cause of fatal diarrheal disease worldwide. It is estimated that up to 165 million cases of disease and an estimated 600,000 deaths are attributed to Shigella each year, particularly among children in LMICs. No approved Shigella vaccine is currently available outside of Russia or China, where two vaccines exist for limited use. The development of Shigella vaccines has been identified as a priority by the WHO. In October 2024, the U.S. FDA granted Fast Track designation to S4V2, recognizing its potential to address a serious condition and fill an unmet medical need.
At the time the collaboration was established, LimmaTech had already generated initial safety and immunogenicity data with its S4V2 candidate in adults and infants. In November 2024, Valneva and LimmaTech announced the launch of a parallel-group, randomized, double-blind, multicenter, placebo-controlled Phase 2b controlled human infection model (CHIM) study to assess the safety, immunogenicity, and preliminary efficacy in approximately 120 healthy Shigella-naïve participants aged 18 to 50 years at three sites in the United States.
In addition to the CHIM study, LimmaTech is preparing for a Phase 2 pediatric safety and immunogenicity study in low- and middle-income countries. This study is expected to begin in the first half of 2025. LimmaTech is the regulatory sponsor of the ongoing clinical studies. Upon completion of these studies, Valneva will become the IND holder and assume all further development, including CMC (chemistry, manufacturing and controls) and regulatory activities, and be responsible for its commercialization worldwide, if approved.

Our other clinical programs
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
The incidence of Zika significantly declined after its peak in 2016 due to high population level immunity in affected countries. Back in November 2018, we therefore decided to put this program on hold and chose to prioritize our Lyme disease and chikungunya programs representing a greater health crisis. However, Zika virus transmission persists in several countries in the Americas and in other endemic regions. According to the WHO, a total of 89 countries and territories have reported evidence of mosquito transmitted Zika virus infection to date however, surveillance remains limited globally. There are no preventive vaccines or effective treatments available and, as such, Zika remains a public health threat and is included in the FDA’s Tropical Disease Priority Review Voucher Program. As a result, we have decided to re-initiate the program and expect to start the clinical evaluation of our second-generation vaccine in the coming weeks. A vaccine against the Zika virus would nicely complement Valneva’s portfolio of travel vaccines against mosquito-borne diseases, which already includes IXCHIQ and IXIARO.
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
Our preclinical portfolio is summarized below:

Our two most advanced pre-clinical assets against EBV and Enterotoxigenic Escherichia coli (ETEC) are presented below. Additionally, we initiated pre-clinical work on vaccine candidates against different enteric diseases.
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
The selection of antigens that best neutralize infection of both epithelial cells and B cells was completed in 2023 and confirmatory preclinical research is ongoing.

Our vaccine candidate targeting Enterotoxigenic Escherichia Coli (ETEC)
We have started research work on a vaccine candidate against ETEC. Antigen selection is ongoing for the candidate, which we expect to be highly differentiated compared to other existing ETEC vaccine candidates.
ETEC is the most common cause of traveler’s diarrhea and a major cause of children diarrhea in LMICs. There is currently no specific treatment or vaccine available against ETEC.

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
Sales of IXIARO
IXIARO was first approved by the FDA and European Commission in 2009, and reached pre-pandemic sales of €94.1 million during the year ended December 31, 2019. In the year ended December 31, 2022, sales of €41.3 million were impacted by lower sales to the U.S. Department of Defense (DoD) due to lower travel vaccine use during the pandemic. This decrease was partly offset by the significant recovery of the private travel markets, with private sales reaching €28.8 million in the year ended December 31, 2022 compared to €7.1 million in the year ended December 31, 2021. In the year ended December 31, 2023, IXIARO sales increased 78% to €73.5 million primarily benefiting from the continued travel market recovery and price increases. At the end of September 2023, we also signed a new one-year contract with the DoD worth a minimum of $32 million for the supply of IXIARO. In 2024, IXIARO sales increased by 28% to €94.1 million showing double-digit sales growth to both travelers and the DoD compared to 2023. In 2024, Valneva supplied additional doses of IXIARO to the DoD under the contract signed in September 2023, which allowed the DoD to purchase additional doses during the next twelve months. In January 2025, we announced the signing of a new $32.8 million contract with the DoD. Similar to previous contracts, it includes the possibility to purchase additional doses during the following twelve months.
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
Sales of DUKORAL
DUKORAL was granted marketing authorization throughout the European Union in 2004, having previously been licensed in Sweden and Norway in 1991 through national licensure processes. DUKORAL was approved in Canada in 2003. Sales of DUKORAL were €32.3 million, €29.8 million and €17.3 million in the years ended December 31, 2024, 2023, and 2022, respectively, of which Canada represented €17.5 million, €11.4 million, and €0.6 million, respectively, of global sales due to the strong overlap between Canadian travelers to regions of high ETEC prevalence and the vaccine’s approved indication. In 2024, DUKORAL sales grew 8% reaching €32.3 million supported by increased sales in Canada, the biggest travel market for DUKORAL, as well as improved product availability resulting in replenishment orders from indirect markets. Similar to other travel vaccines, sales in 2021 were significantly impacted by ongoing COVID-19 travel restrictions. In 2022, DUKORAL sales started to benefit from the recovery in the private travel markets, and this recovery intensified in 2023 and 2024.
IXCHIQ—Our Chikungunya Vaccine
IXCHIQ is the world’s first licensed chikungunya vaccine available to address this unmet medical need and the third vaccine we brought from early R&D to approval. We received marketing approval for IXCHIQ from the FDA in November 2023 under an accelerated pathway based on anti-CHIKV neutralizing antibody titers. Continued approval for this indication is contingent upon verification of clinical benefit in Phase 4 confirmatory studies. IXCHIQ is also approved in Canada, Europe, and the United Kingdom.
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
Chikungunya virus often causes sudden large outbreaks with high attack rates, affecting one-third to three-quarters of the population in areas where the virus is circulating. The high-risk areas of infection for travelers are places where chikungunya virus-carrying mosquitos are endemic, including the Americas, parts of Africa, and Southeast Asia, and the virus has spread to more than 110 countries. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas and the economic impact is considered to be significant. The medical and economic burden is expected to grow as the CHIKV primary mosquito vectors continue to spread geographically. Before IXCHIQ, there were no preventive vaccines or effective treatments available and, as such, the World Health Organization (WHO) has highlighted chikungunya as a major public health threat.
IXCHIQ Overview
IXCHIQ is a single-dose, live-attenuated vaccine licensed in the U.S., Europe, Canada, and the UK. It is indicated for the prevention of disease caused by chikungunya virus in individuals 18 years of age and older. At the end of February 2024, the ACIP provided recommendations on how to use IXCHIQ and these recommendations were then adopted by the CDC. We now expect expanded access to the retail channel via publication of the ACIP recommendations in the MMWR. A marketing authorization application is also under review in Brazil, which would represent the first approval in an endemic country. We submitted label extension applications to potentially extend the use of IXCHIQ, which is currently approved in adults, to adolescents aged 12 to 17 years, in the U.S., Europe and Canada. The Canadian and U.S. label extension applications also include two-year antibody persistence data, which is a key differentiator for IXCHIQ that was already included in the initial filing with EMA. In February 2025, EMA’s CHMP adopted a positive opinion recommending authorization of a label extension for IXCHIQ to adolescents. The EC will now review the CHMP recommendation, and a decision on the label extension in the EU, Norway, Liechtenstein, and Iceland is expected within sixty days following the CHMP’s positive opinion.
Sales of IXCHIQ
Our commercial teams launched the vaccine in the U.S., Canada, and France in March, October and November 2024, respectively. Considering IXCHIQ is the first vaccine worldwide against this unmet need, we focused in 2024 on raising awareness on the disease, shaping the market and booking first sales. We recognized initial sales of €3.7 million in 2024.
Third-party Vaccines
We distribute certain third-party vaccines in countries where we operate our own marketing and sales infrastructure. In June 2020, we entered into a distribution agreement with Bavarian Nordic, pursuant to which we agreed to commercialize their marketed vaccines for rabies and tick-borne encephalitis, leveraging our commercial infrastructure in Canada, the United Kingdom, France and Austria during the COVID-19 outbreak. The agreements relating to our distribution of Bavarian Nordic’s rabies vaccine in Canada and the United Kingdom terminated on December 31, 2024, and the remaining distribution agreements between us and Bavarian Nordic will terminate on December 31, 2025. In September 2022, we also announced a partnership with VBI Vaccines for the marketing and distribution of the only 3-antigen Hepatitis B vaccine, PreHevbri, in select European markets. This contract ended in 2024 when VBI voluntarily withdrew PreHevbri from the markets following insolvency proceedings. In the year ended December 31, 2024, third-party sales decreased by €2.5 million to €33.2 million compared to €35.7 million in 2023 as a result of external supply constraints in the first half of the year. Valneva expects to gradually wind down third-party sales to less than 5% of overall product sales by 2026/2027, expected to result in overall gross margin improvement.
For additional information about our commercial agreements, see “Item 10.C—Material Contracts” of this Annual Report.
The following table summarizes our current third-party agreements:
Competition
We compete in an industry characterized by rapidly advancing technologies, significant competition and a complex intellectual property landscape. We face substantial competition from large pharmaceutical, specialty pharmaceutical, and biotechnology companies. Academic research institutions and governmental agencies can and will continue to compete with support from public and private research institutions. Many of our competitors, either alone or through their collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result, our competitors may discover, develop, license, commercialize, and market products before or more successfully than we do. Below is a description of competition surrounding each of our disease targets and other technologies in development in the vaccines field.
IXIARO/JESPECT Competition
Our commercial vaccine against Japanese encephalitis, IXIARO (marketed as JESPECT in Australia and New Zealand), is the only approved and marketed vaccine for travelers to Japanese encephalitis endemic areas who originate in the U.S., Canada, and European countries.
Given the large population in the Japanese encephalitis endemic region, consisting of over 3 billion people, and the inclusion of the Japanese encephalitis vaccine in many national immunization programs, the competitive landscape in the endemic region is more crowded. Many of the first generation, locally manufactured mouse-brain derived vaccines have been phased out over the past 5-10 years, making way for the introduction of second-generation technologies. This includes companies such as Biken and Kaketsuken (Japan), both with inactivated vero-cell based vaccines, Chengdu (China and GAVI/UNICEF markets) with a live-attenuated vaccine, and Sanofi’s live-attenuated chimeric vaccine, IMOJEV (Australia/some Asian territories). None of these vaccines are currently approved for sale in the European Union, Canada or the United States. Therefore, there is currently no direct competitor to IXIARO in those markets, which represented over 96% of total IXIARO revenues in 2024.

The only country where our Japanese encephalitis vaccine currently faces direct competition is Australia, where it splits market share with the IMOJEV vaccine, originally manufactured by Sanofi and now owned by Substipharm, a French company. This acquisition may result in future competition for IXIARO in travel markets.
DUKORAL Competition
DUKORAL has historically been the only vaccine licensed and marketed to travelers within the European Union, Canada, and Australia against cholera and, in certain countries including Canada, Switzerland, and New Zealand, ETEC. Canada, the Nordic countries, and Australia accounted for approximately 80% of DUKORAL sales in 2024, with Canada alone representing over 58%. DUKORAL is also registered in several endemic countries, and is on the WHO’s list of prequalified vaccines, meaning it has been assessed as safe and effective.
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
Another cholera vaccine, Vaxchora, received FDA approval in the United States in 2016. The clinical trial attempting to demonstrate the vaccine’s protection against ETEC was not successful in the Phase 1 clinical trial. Vaxchora was approved by the European Commission in April 2020 for protection against cholera only.
IXCHIQ Competition
Following FDA approval in November 2023, IXCHIQ became the world’s first chikungunya vaccine to be approved for adults aged 18 and older. In addition to the U.S., IXCHIQ is currently approved in Canada, Europe, and the UK. Additionally, a marketing authorization application is currently under review in Brazil, which would represent the first approval in an endemic country. Label extensions applications were submitted in the U.S., Canada, and Europe and, in February 2025, EMA’s CHMP adopted a positive opinion on the application recommending authorization of a label extension to adolescents 12 years of age and older. Another chikungunya vaccine received marketing approval in the U.S. and Europe in February 2025 and a third vaccine entered Phase 2/3 clinical trial in August 2021.
We are aware of other companies developing early clinical stage vaccine candidates with neutralizing antibodies mechanism of action for chikungunya and companies developing vaccine candidates with similar mechanism of action although they are currently at pre-clinical stage of development.
Competition related to our product pipeline
Lyme disease
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
Shigellosis
No approved Shigella vaccine is currently available outside of Russia or China, where two vaccines exist for limited (primarily military) use, neither of which are tetravalent. Through our exclusive partnership with LimmaTech Biologics AG, we are currently developing the world’s most clinically advanced tetravalent Shigella vaccine candidate (Phase 2). Our candidate includes the four most prevalent Shigella species/serotypes which we believe is a strong advantage compared to competition. We are aware of a Phase 3 Shigella vaccine candidate developed by Beijing Zhifei Lvzhu but it is a bivalent one. Two other trivalent vaccine candidates developed by Institut Pasteur and GVGH are also in Phase 2. An additional five shigella vaccine candidates, including four oral ones, are in Phase 1.
Sales and Marketing
We have a specialist commercial capability comprising approximately 60 employees for the distribution of our travelers’ vaccines, IXCHIQ, IXIARO and DUKORAL, and third-party vaccines.
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
We have also continued to leverage our commercial organization to distribute third-party products and aim to attract additional products to further leverage our commercial infrastructure. We entered into a partnership with Seqirus in 2016 to commercialize two differentiated flu vaccines in Austria. We also entered into a marketing and distribution partnership with Kamada in 2018 to commercialize their Rabies immunoglobulin in Canada and with Bavarian Nordic in 2020 to commercialize their Rabipur and Encepur brands in Austria, the UK, France, Belgium, the Netherlands, and Canada. In September 2022, we announced a marketing and distribution agreement with VBI Vaccines Inc. to commercialize their Hepatitis B vaccine PreHevbri in the United Kingdom, Sweden, Norway, Denmark, Finland, Belgium, and the Netherlands which ended in 2024.
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
Livingston (Edinburgh), Scotland, UK
We own two neighboring facilities in Livingston, Scotland. that operate under a Manufacturers License from MHRA. One of these facilities is fully operational, with a size of 3,547 square meters. The second facility was added in August 2020 and comprises approximately 6,500 square meters. The sites are qualified to meet required quality standards of several regulatory bodies including FDA, the European Commission, EMA, TGA and Health Canada. We employ currently around 155 staff on the site. The site is a multi-product, FDA-registered manufacturing site and viral vaccines center of excellence.
The Livingston site operates dedicated bulk production units for IXIARO and a BioSafety Level 3 multi-purpose unit used for IXCHIQ clinical supply and commercial manufacturing.
In addition, and as part of our COVID-19 vaccine program, the Livingston site was expanded to include two additional production units in a state-of-the-art manufacturing facility. In light of reduced order volume from EU Member States, we stopped manufacturing of our COVID-19 vaccine and took the decision to transfer the production of IXIARO and IXCHIQ to the new manufacturing facility. This transfer is ongoing.
Solna (Stockholm), Sweden
Our Solna facility can operate on a multi-product basis and comprises approximately 11,000 square meters. The site is qualified to meet required standards of several regulatory bodies including the competent Swedish authorities, Health Canada, and TGA. Our Solna site has a heritage and history from more than 100 years in vaccines operations. It is currently our center of excellence for fill-finish operations. As part of our COVID-19 activities, we expanded our fill-finish capacity by fitting out a nearby site for formulation, filling, and packaging and have now transferred our manufacturing activities to this new site. With around 130 employees, the site operates as a dedicated and integrated production unit for DUKORAL. In 2023, as part of a review of our global R&D strategy, we took the decision to divest our Clinical Trial Manufacturing (CTM) unit to NorthX Biologics. Our Solna site is operated on a long-term lease under a Manufacturers License from MPA.
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
We manage our intellectual property by:
•seeking protection for our products, technologies, and processes by actively using the patent, trademark, copyright, and trade secrets systems in Europe, the United States, Canada, Brazil, India, and other jurisdictions where we might have business interests;
•defending, and if needed, enforcing our property rights in selected jurisdictions; and
•identifying, reviewing and monitoring third party patent rights and challenging and invalidating such rights where applicable, in order to establish and ensure the unrestricted use and operation of our products, product candidates, and technologies, in those jurisdictions where we have business interests.
Patents and patent applications
We consider protecting technologies and products through patents and patent applications essential to the success of our businesses.
As of December 31, 2024, we had a portfolio of 448 issued patents, including 83 granted with effect in Germany, France, the United Kingdom, Spain, and Italy, 50 issued in the United States, and 158 pending patent applications, including 24 pending in Europe and four pending international, or PCT, patent applications.
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
IXIARO
In regards to our Japanese encephalitis vaccine, IXIARO, as of December 31, 2024, we own a patent family that includes five issued U.S. patents (9,884,115; 9,895,437; 9,913,898; 10,668,146; and 11,110,170) with claims covering the aqueous composition of IXIARO and methods for preparing IXIARO, and one pending U.S. patent application. This patent family also includes two granted European patents with claims directed to compositions comprising IXIARO and/or methods for preparing IXIARO, and one pending European patent application. One of the granted European patents directed to a method for preparing an aqueous composition comprising aluminium, a reactive compound and a protein, was opposed at the EPO in June 2023. A second of the granted European patents directed to an aqueous composition comprising aluminium, a reactive compound and a protein, was opposed at the EPO on January 2025. Patent applications, if issued, and patents in this family are expected to expire in 2032, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
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
Valneva also owns a pending U.S., Canadian, and European patent application with claims covering a particular use of the IXIARO formulation and potentially other vaccines. Patent application, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.

DUKORAL
In regards to our DUKORAL product, as of December 31, 2024, we own a pending U.S., Canadian, and European patent application with claims directed to stable pharmaceutical compositions covering a currently non-commercialized formulation of DUKORAL and methods of use thereof, and patent applications or applications related to these applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. Patents covering the composition of matter of DUKORAL are expired.
VLA15—Borrelia vaccine candidate
In regards to our Borrelia vaccine candidate VLA15 which is currently licensed to Pfizer, as of December 31, 2024, we own a patent family which includes six issued U.S. patents, two pending U.S. patent applications and two European patents that are validated, one in 38 of the European Patent Convention member states and the other in 12 of those member states, as well as 26 foreign patents and two patent applications with claims covering the composition of matter of VLA15. We further own a second patent family which includes three issued U.S. patents and one granted European patent as well as 16 foreign patents and six patent applications with claims covering the composition of matter of VLA15. Patent applications, if issued, and patents in these families are expected to expire in 2033 and 2035, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own a patent family with claims directed to immunogenic polypeptides with C-terminus domains of OspA to induce a protective immune response that includes a U.S. and a European patent validated as a Unitary patent, UK patent, and Spanish patent and patent applications pending in the U.S., Canada, and Hong Kong. Patent applications, if issued, in this family are expected to expire in 2038, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
As of December 31, 2024, we also own two patent families with claims directed to compositions comprising OspA fusion proteins including uses thereof and to improved methods for producing a vaccine. Both families have been nationalized in Europe, the U.S., and Canada in 2022. Patent applications claiming priority to these patent applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. We further co-own with a third party a patent family which includes pending patent applications in Europe, the U.S., and 13 further foreign jurisdictions. Patent applications claiming priority to these patent applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own a European patent directed to an aqueous composition comprising aluminium, a reactive compound and a protein. This case has been opposed at the EPO on January 2025.
IXCHIQ
In regards to our IXCHIQ product, as of December 31, 2024, we own two patent families that include four granted U.S. patents and two granted European patents with claims covering methods of preparing and methods of purifying VLA1553 and two pending European and one U.S. patent applications. Patent applications, if issued, and patents in this family are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own a patent family with claims directed to pharmaceutical compositions of VLA1553 that includes three U.S. patents, two New Zealand patents, Brazilian, Chinese, Japanese, Mexican and Taiwanese patents and over 20 pending patent applications in such jurisdictions as the U.S., Europe, Australia, Brazil, Canada, China, India, Japan, and Mexico. Patent applications, if issued, and patents in this family are expected to expire in 2038, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
As of December 31, 2024, we also own two patent families with claims covering formulations, secondary uses, and manufacturing processes of VLA1553. Each of these two families were nationalized in 17 jurisdictions and all are still pending except in South Africa. Patent applications, if issued, are expected to expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own three patent families with claims directed to the administration of IXCHIQ in immunocompromised subjects, and two directed to particular formulations and combination uses. As of December 31, 2024, these families are either in the priority year or recently filed as an international patent application but none of the three families are published yet. Patent applications if issued, are expected to expire in 2044 or 2045, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
VLA2401-Shigella vaccine candidate
In regards to our Shigella vaccine VLA2401, as of December 31, 2024, we have in-licensed twelve patent families of which most are related to a bioconjugation technology using mutated PglB oligosaccharyltransferases and its uses to produce vaccine candidates including vaccine candidate VLA2401. The latest of these patents, which relates to an immunogenic composition of VLA2401, if maintained, is expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
VLA84—Clostridium difficile candidate

In regards to our C. difficile candidate VLA84, as of December 31, 2024, we own a patent family with five granted U.S. patents with claims covering the composition of matter of VLA84 and methods of use thereof, one pending U.S. patent application, and 12 granted foreign patents in such jurisdictions as Australia, China, and Japan. This patent family also includes a granted European patent validated in over 35 countries that has been opposed now has been maintained by the European Patent Office in amended form, which still covers VLA84. A second European patent has not been opposed and a third European patent application is pending. Patent applications, if issued, and patents in this family are expected to expire in 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also filed an opposition against two European patents owned by a third party that has claims that might cover our C. difficile vaccine candidate. The European Patent Office revoked both of these in opposition proceedings and after the patentee withdrew both appeals, they were canceled without substantive decisions.
We filed also a further opposition against an European patent that has claims that might cover VLA84 in July of 2024. The European patent office has revoked the patent in the meantime.
VLA1601—Zika vaccine candidate
In regards to our Zika vaccine candidate VLA1601, as of December 31, 2024, we own a patent family that includes five issued U.S. patents with claims covering the aqueous composition of VLA1601 and methods for preparing IXIARO, and one pending U.S. patent application. This patent family also includes two granted European patents with claims directed to compositions comprising VLA1601 and/or methods for preparing VLA1601 and one pending European patent application. One of the granted European patents, directed to a method for preparing an aqueous composition comprising aluminium, a reactive compound and a protein, was opposed at the EPO in June 2023. A second of the granted European patents directed to an aqueous composition aluminium, a reactive compound and a protein was opposed at the EPO on January 2025. Patent applications, if issued, and patents in this family are expected to expire in 2032, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
Furthermore, we own a patent family with five granted U.S. patents with claims covering the formulation VLA1601, one pending U.S. patent applications, one granted European patent validated in thirty countries, one pending European patent application, seven further foreign patents, and ten further pending foreign patent applications. The granted European patent directed to a Zika virus vaccine was opposed at the EPO in November 2023. Patent applications, if issued, and patents in this family are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. A third party has filed an Inter Partes Review Proceeding against one of the U.S. patents, for which the U.S. Patent Trial and Appeal Board has now issued a decision denying Institution after we withdrew some of the claims.
We also own two patent families that include three granted U.S. patents with claims covering methods of preparing and methods of purifying VLA1601, one pending U.S. patent application and two granted and two pending European patent applications. Patent applications, if issued, and patents in these families are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
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
We also own a patent family with claims directed to large scale manufacturing processes of VLA1601. As of December 31, 2024, this family is still in the international patent application phase. Patent applications if issued, are expected to expire in 2044, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also won a patent family with claims directed to a second generation Zika vaccine including VLA1601. As of December 31, 2024, this family is still in the international patent application phase. Patent applications if issued, are expected to expire in 2044, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
Other protection mechanisms
Our core technologies and products and many of our projects for the development of products candidates depend upon the knowledge, experience, and skills of our scientific and technical personnel. In order to protect our trade secrets, proprietary know-how, and technologies, we generally require all employees, contractors, advisors, and collaborators to enter into confidentiality agreements. These agreements prohibit the disclosure of our confidential information. Agreements with employees and consultants also require disclosure and assignment to us of any ideas, developments, discoveries, and inventions. Furthermore, we have a number of identified trade secrets in its manufacturing processes which are particularly marked and handled by Valneva and its sublicensees.
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
Our company name, key products, technologies, and product candidates, namely VALNEVA, IXIARO, JESPECT, DUKORAL, IXCHIQ and EB66, and the number of trademarks related to these products and our company held by us at December 31, 2024 are shown in the table below.

Trademarks	Number of registrations or applications
Valneva®, Valneva logos	88
IXIARO®, IXIARO logo	137
JESPECT®	19
DUKORAL®	60
IXCHIQ®	58
EB66®	11
CHIK-A-WHAT®	3
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
Domain names
As at December 31, 2024, we hold 199 domain names (reserved or in the process of being reserved).
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
The CTR foresaw a three-year transition period that ended on January 31, 2025. Since this date, all new or ongoing trials are subject to the provisions of the CTR.
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
Regulatory Approval in the United Kingdom
On January 31, 2020, the United Kingdom, or UK, left the EU (commonly referred to as “Brexit”) and accordingly is no longer an EU Member State. As the UK is no longer an EU Member State, the UK’s participation in the European Medicines Regulatory Network has ceased and the UK Medicines and Healthcare products Regulatory Agency, or MHRA, has assumed the functions that were previously undertaken by the EU institutions for human medicines on the UK market. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation existing as at the date that the UK left the EU (as implemented into UK law, through secondary legislation).
On January 17, 2022, the MHRA launched an eight-week consultation on reframing the UK legislation for clinical trials. The consultation closed on March 14, 2022 and aims to streamline clinical trials approvals, enable innovation, enhance clinical trials transparency, enable greater risk proportionality, and promote patient and public involvement in clinical trials. The UK Government published its response to the consultation on March 21, 2023, confirming that it would bring forward changes to the legislation and such changes were laid before parliament on December 12, 2024. These resulting legislative amendments will, if implemented in their current form, bring the UK into closer alignment with the CTR. In October 2023, the MHRA announced a new Notification Scheme for clinical trials which enables a more streamlined and risk-proportionate approach to initial clinical trial applications for Phase 4 and low-risk Phase 3 clinical trial applications.
Marketing authorizations in the UK are governed by the Human Medicines Regulations (SI 2012/1916), as amended. Since January 1, 2021, an applicant for the EU centralized procedure marketing authorization can no longer be established in the UK. As a result, since this date, companies established in the UK cannot use the EU centralized procedure and instead must follow one of the UK national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain a marketing authorization to market products in the UK. All existing EU marketing authorizations for centrally authorized products were automatically converted or grandfathered into UK marketing authorization, effective in Great Britain only, free of charge on January 1, 2021, unless the marketing authorization holder opted-out of this possibility. Northern Ireland remained within the scope of EU authorizations in relation to centrally authorized medicinal products until January 1, 2025. On January 1, 2025, a new arrangement as part of the so-called “Windsor Framework” came into effect and reintegrated Northern Ireland under the regulatory authority of the MHRA with respect to medicinal products. Pursuant to the Windsor Framework holders of Great Britain marketing authorizations converted into UK marketing authorizations on January 1, 2025 unless the entities holding such marketing authorizations also held a Northern Ireland marketing authorization that they failed to cancel before December 31, 2024. The Windsor Framework removes EU licensing processes and EU labeling and serialization requirements in relation to Northern Ireland and introduces a UK-wide licensing process for medicines. Companies must follow one of the United Kingdom’s national authorization procedures or one of the remaining post-Brexit international cooperation procedures to obtain a marketing authorization to market products in the United Kingdom.

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
There is no pre-marketing authorization orphan designation for medicinal products in the UK. Instead, the MHRA reviews applications for orphan designation in parallel to the corresponding marketing authorization application. The criteria are essentially the same as those in the EU, but have been tailored for the market. This includes the criterion that prevalence of the condition in the United Kingdom, rather than the EU, must not be more than five in 10,000. Upon the grant of a marketing authorization with orphan status, the medicinal product will benefit from up to 10 years of market exclusivity from similar products in the approved orphan indication. The start of this market exclusivity period will be set from the date of first approval of the product in the United Kingdom.
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
•The federal transparency requirements under the Physician Payments Sunshine Act, created under the ACA, which requires, among other things, certain manufacturers of drugs, devices, biologics, and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value provided to physicians, defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members;
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
For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In 2010, the U.S. Congress enacted the Patient Protection and Affordable Care Act, as amended by the

Health Care and Education Reconciliation Act of 2010, or collectively the ACA, which included changes to the coverage and reimbursement of drug products under government healthcare programs. The ACA, among other things, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owe by manufacturers under the Medicaid Drug Rebate Program, extended the rebate program to individuals enrolled in Medicaid managed care organizations and established annual fees and taxes on manufacturers of certain prescription drugs.
There have been executive, judicial, and congressional challenges and amendments to certain aspects of the ACA. For example, on August 16, 2022, the Inflation Reduction Act of 2022, or IRA, was signed into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is unclear how any healthcare reform measures of the second Trump administration will impact the ACA and our business.
In addition, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs. In 2011, the U.S. Congress enacted the Budget Control Act, which included provisions intended to reduce the federal deficit. The Budget Control Act resulted in the imposition of 2% reductions in Medicare payments to providers beginning in 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken. Additionally, on March 11, 2021, the American Rescue Plan Act of 2021 was signed into law, which eliminates the statutory Medicaid drug rebate cap, previously set at 100% of a drug’s average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. If government spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA, to continue to function at current levels, which may impact the ability of relevant agencies to timely review and approve research and development, manufacturing, and marketing activities, which may delay our ability to develop, market, and sell any product candidates we may develop. Moreover, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs that may be implemented, or any significant taxes or fees that may be imposed on us, as part of any broader deficit reduction effort or legislative replacement to the Budget Control Act, could have an adverse impact on our anticipated product revenues.
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
For example, the IRA, among other things, (i) directs HHS, to negotiate the price of certain high-expenditure, single-source biologics covered under Medicare that have been on the market for at least 11 years, or the Medicare Drug Price Negotiation Program, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated “maximum fair price” for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions began to take effect progressively starting in fiscal year 2023. On August 15, 2024, HHS announced the agreed-upon reimbursement price of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional drugs products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. Additionally, on July 9, 2021, an executive order was issued directing the FDA to, among other things, continue to clarify and improve the approval framework for biosimilars, including the standards for interchangeability of biological products, facilitate the development and approval of biosimilar and interchangeable products, clarify existing requirements and procedures related to the review and submission of BLAs, and identify and address any efforts to impede biosimilar competition.
Additional health reform measures may continue and affect our business in unknown ways, particularly given the recent change in administration. The current Trump administration is pursuing policies to reduce regulations and expenditures across government including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. These actions may include, for example, directives to reduce agency workforce, rescinding a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation, or CCMI, to consider new payment and healthcare models to limit drug spending and eliminating the Biden administration’s executive order that directed HHS to establish an AI task force developing a strategic plan. The newly elected Presidential administration also may be more skeptical of the safety and efficacy of vaccine products, which could lead to increased regulatory scrutiny and more restrictive coverage policies regarding our products and product candidates. Additionally, in its June 2024 decision in Loper Bright Enterprises v. Raimondo, or Loper Bright, the U.S. Supreme Court overturned the longstanding Chevron doctrine, under which courts were required to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes. The Loper Bright decision could result in additional legal challenges to current regulations and guidance issued by federal agencies applicable to our operations, including those issued by the FDA. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program created under the IRA.
Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, particularly in light of the change in administration.
Coverage and Reimbursement
Market acceptance and sales of any vaccine candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these product and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations, and other private health insurers.
Third-party payors decide which therapies they will pay for and establish reimbursement levels. Travel vaccines are rarely reimbursed in Europe and, while no uniform policy for coverage and reimbursement exists in the United States, third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Additionally, a third-party payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Each payor determines whether or not it will provide coverage for a product, what amount it will pay the manufacturer for the product, and on what tier of its formulary it will be placed. The position on a payor’s list of covered drugs, biological, and vaccine products, or formulary, generally determines the co-payment that a patient will need to make to obtain the product and can strongly influence the adoption of such product by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. In addition, because our product candidates are physician-administered, separate reimbursement for the product itself may or may not be available. Instead, the administering physician may only be reimbursed for providing the treatment or procedure in which our product is used. Further, coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained for one or more products for which we receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
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
In both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals and initiatives to change the health care system in ways that could affect our ability to sell vaccines and could adversely affect the prices that we receive for our vaccine candidates, if approved. Some of these proposed and implemented reforms could result in reduced pharmaceutical pricing or reimbursement rates for medical products. For example, in the United States, the ACA contains several cost containment measures that could adversely affect our future revenue, including, for example, increased drug rebates under Medicaid for brand name prescription drugs, extension of Medicaid rebates to Medicaid managed care organizations, and extension of so-called 340B discounted pricing on pharmaceuticals sold to certain healthcare providers. Additional provisions of various laws including the ACA, that may negatively affect our future revenue and prospects for profitability include the assessment of an annual fee based on our proportionate share of sales of brand name prescription drugs to certain government programs, including Medicare and Medicaid, as well as mandatory discounts on drugs (including vaccines) sold to certain Medicare Part D beneficiaries in the coverage gap (the so-called “donut hole”).
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
On December 15, 2021, the Health Technology Regulation, or HTA Regulation, was adopted. The HTA Regulation is intended to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. When it enters into application in 2025, the HTA Regulation will be intended to harmonize the clinical benefit assessment of HTA across the European Union. In light of the fact that the United Kingdom has left the EU, Regulation No 2021/2282 on HTA will not apply in the United Kingdom. However, the UK Medicines and Healthcare Products Regulation Agency is working with UK HTA bodies and other national organizations, such as the Scottish Medicines Consortium (“SMC”), the National Institute for Health and Care Excellence, and the All-Wales Medicines Strategy Group, to introduce new pathways supporting innovative approaches to the safe, timely and efficient development of medicinal products, including, effective as of March 31, 2025, relaunching the Innovative Licensing and Access Pathway with more predictable timelines and closer involvement of the National Health Service.
C. Organizational Structure
The chart below presents our significant subsidiaries as of December 31, 2024. Each subsidiary shown is 100% owned by the relevant parent company unless otherwise noted.
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
•two neighboring facilities in Livingston, Scotland, used primarily for vaccine production, storage, and offices. One of these facilities is fully operational with a size of 3,547 square meters. The second facility was added in August 2020 and has approximately 6,500 square meters. This expansion of the Almeida facility is discussed further in“Item 5.B—Liquidity and Capital Resources” ; and
•a 10,725 square meter building located in Vienna, Austria, used as laboratories and offices. We acquired the building in October 2023 after the previous lease agreement expired on September 30, 2023.
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
•Approximately 1,800 square meters of warehouse space in Livingston, Scotland, located near Valneva’s owned sites;
•136 square meters of office space in Kirkland, Quebec, dedicated primarily to sales and marketing activities; and
•470 square meters of offices in Bethesda, Maryland, dedicated to sales and marketing activities.
Currently, about 183 square meters of our facility in Saint Herblain are subleased to Vital Meat SAS, a Groupe Grimaud affiliate, and a total of 2,128 square meters of the larger facility in Solna are subleased to NorthX Biologics Matfors AB.
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
Our audited consolidated financial statements as of and for the years ended December 31, 2024 and 2023 and the three years ended December 31, 2024 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
For ease of presentation, numbers have been rounded and, where indicated, are presented in thousands of Euros. Calculations, however, are based on exact figures. Therefore, the sum of the numbers in a column of a table may not conform to the total figure displayed in the column.
Overview
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best-, or only-in-class vaccine solutions. We have a strong track record, having advanced multiple vaccines from early Research & Development (R&D) to approvals, and currently market three proprietary travel vaccines, including the world’s first chikungunya vaccine, IXCHIQ, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine development pipeline. Our clinical portfolio is composed of highly differentiated vaccine candidates that are designed to provide preventative solutions for diseases with high unmet need. Our pipeline includes the only Lyme disease vaccine candidate (VLA15) in advanced clinical development, which we are developing in partnership with Pfizer, as well as the world’s most clinically advanced tetravalent Shigella vaccine candidate, under development in collaboration with LimmaTech Biologics AG (LimmaTech), and proprietary vaccine candidates against the Zika virus and other global public health threats.
VLA15 is a Phase 3 vaccine candidate targeting Borrelia, the bacterium that causes Lyme disease, under development in collaboration with Pfizer, and it is the only vaccine candidate against Lyme disease currently undergoing late-stage clinical trials. Pfizer and Valneva are currently executing the Phase 3 field efficacy study for VLA15 called VALOR (Vaccine Against Lyme for Outdoor Recreationists). Enrollment in the trial was completed in December 2023 and the primary vaccination series were completed in July 2024. Participants will be monitored for the occurrence of Lyme disease cases until the end of the Lyme disease season in 2025. VLA15 targets the six most prevalent serotypes, or variations, of Borrelia in the United States, where approximately 476,000 people are diagnosed with Lyme disease each year and in Europe, where at least a further 200,000 cases occur annually.
VLA1553 is a vaccine candidate which was approved by the U.S. Food and Drug Administration (FDA), the European Commission (EC), Health Canada, and the UK’s Medicines and Healthcare products Regulatory Agency (MHRA) under the brand name IXCHIQ. It is indicated for the prevention of disease caused by chikungunya virus (CHIKV) in individuals 18 years of age and older. At the end of February 2024, the U.S. Advisory Committee on Immunization Practices (ACIP) provided recommendations on how to use IXCHIQ and these recommendations were then adopted by the U.S. Centers for Disease Control and Prevention (CDC). In 2024, Valneva submitted label extension applications to the FDA, the European Medicines Agency (EMA) and Health Canada to potentially extend the use of IXCHIQ, which is currently approved in adults, to adolescents 12 to 17 years of age. The applications to the FDA and Health Canada also included the two-year antibody persistence data to the product label, which is a key differentiator for IXCHIQ. In February 2025, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) adopted a positive opinion recommending authorization of a label extension for IXCHIQ in adolescents 12 years of age and older. The EC will now review the CHMP recommendation, and a decision on the label extension application in the European Union (EU), Norway, Liechtenstein, and Iceland is expected within sixty days following the CHMP opinion. A marketing application is also under review in Brazil, which would represent the first approval in an endemic country. The vaccine is still undergoing several clinical trials with a view to expand access, support label extensions and enhance the product profile.
Shigella4V2 (S4V2) is a Phase 2 tetravalent bioconjugate vaccine candidate against shigellosis, a diarrheal infection caused by Shigella bacteria, under development in collaboration with LimmaTech. Shigellosis is the second leading cause of fatal diarrheal disease worldwide. It is estimated that up to 165 million cases of disease and an estimated 600,000 deaths are attributed to Shigella each year, particularly among children in Low and Middle Income Countries (LMICs). No approved Shigella vaccine is currently available outside of Russia or China, and the development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO). In October 2024, the FDA granted Fast Track designation to S4V2, recognizing its potential to address a serious condition and fill an unmet medical need.
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
We have already successfully licensed and commercialized a portfolio of traveler vaccines, which is composed of IXIARO (also marketed as JESPECT in Australia and New Zealand), indicated for the prevention of Japanese encephalitis in travelers and military personnel, and DUKORAL, indicated for the prevention of cholera and, in Canada, Switzerland, New Zealand, and Thailand, prevention of diarrhea caused by Enterotoxigenic Escherichia coli, or ETEC, the leading cause of travelers’ diarrhea. During the course of 2024, we launched our chikungunya vaccine IXCHIQ in the United States, France and Canada and expect to launch it in additional countries in 2025. Additionally, we distribute vaccines for third parties in selected countries where we have a commercial infrastructure.
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
Our operations have focused on organizing and staffing our company, business planning, raising capital, establishing and maintaining our intellectual property portfolio, establishing our commercial infrastructure, growing our commercial portfolio, establishing and advancing our manufacturing capabilities, and conducting pre-clinical studies and clinical trials. As of December 31, 2024, we had €168.3 million in cash and cash equivalents. This includes the gross proceeds of $103 million for the sale of our Priority Review Voucher (PRV) which we received in February 2024. Our operating income was €13.3 million for the year ended December 31, 2024, and operating losses were €82.1 million and €113.4 million for the years ended December 31, 2023 and 2022, respectively. Our net losses were €12.2 million, €101.4 million, and €143.3 million for the years ended December 31, 2024, 2023, and 2022, respectively. We expect to continue to incur significant operating expenses and net losses for the foreseeable future.
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
Revenues
We principally derive our revenues from the sale of our commercialized travel vaccines in their respective markets, as well as from sales of third-party products. In the years covered by this Annual Report, revenues from our products derived from the sale of IXIARO, DUKORAL, IXCHIQ, and VLA2001. We also derive revenues from royalties, partnerships related to our vaccine candidates, as well as from collaborations, services, and licensing agreements and by offering our technologies and services to third parties.
Product Sales of IXIARO, DUKORAL, IXCHIQ, VLA2001, and Third-party Products
Product sales of IXIARO and DUKORAL represented in aggregate 77.4%, 71.4%, and 51.1% of our revenues for the years ended December 31, 2024, 2023, and 2022, respectively. Our primary markets for these products are the United States and Germany for IXIARO and Canada for DUKORAL.
In 2024, we generated our first revenue from the sale of IXCHIQ following approval of the vaccine by the the U.S. Food and Drug Administration (FDA), EMA, and Health Canada. For the year ended December 31 2024 product sales of IXCHIQ represented 2.3% of our revenues.
Product sales of VLA2001 represented 3.9% of our revenues for the year ended December 31 2023, and 25.8% for the year ended December 31, 2022,
In addition, we generate revenues by leveraging our existing sales and marketing infrastructure to sell third-party products. Revenues from sales of third-party products represented 20.3%, 24.7%, and 23.1% of our revenues for the years ended December 31, 2024, 2023, and 2022, respectively.
Sales trends in travel vaccines are primarily driven by travel volume to endemic regions, national travel advisories, awareness about illness, and the perception of risk by health practitioners and tourists. Although the COVID-19 pandemic and the impact on travel caused a material reduction in our revenues during 2020 and 2021, the progressive recovery of the travel market allowed for increased sales since 2022.
While COVID-19 impacted sales of our travel vaccines to the general public, sales of IXIARO to the U.S. Department of Defense (DOD) Defence Logistics Agency (DLA), which purchases the Japanese encephalitis vaccine for military personnel being deployed to endemic regions, have remained significant over the periods presented herein. Sales of IXIARO to the DLA derived from one contract signed in September 2020 and another signed in September 2023. The terms of the 2020 agreement contemplated an initial base year followed by two option years, each with a range of minimum and maximum potential dose orders. In September 2021, we announced that DLA had exercised the first year option of this agreement. Due to the ongoing impact of the COVID-19 pandemic on DLA’s operations, the option terms were amended such that the minimum number of doses for the first option year was 200,000 with an approximate value of $28.8 million. We also agreed to provide additional inventory to the DLA after September 2023 to mitigate the potential impact of unused stock that may expire. This replacement inventory was provided free of charge in 2024 and resulted in the release of the contract liability of $5.2 million (€4.7 million) recognized as at December 31, 2023 (December 31, 2022; $5.2 million; December 31, 2021: $5.4 million). In August 2022, we announced that DLA had decided not to exercise the second option year of the initial contract, as DLA considered its existing IXIARO supply sufficient to meet current needs. The agreement signed in September 2023 was for one year and has a minimum value of approximately $32.3 million for approximately 200,000 doses. In January 2025, we signed a new $32.8 million IXIARO supply contract with the DLA.
For the years ended December 31, 2024, 2023, and 2022, 30.9%, 25.5%, and 30.3%, respectively, of our total product sales of IXIARO were from sales to the DLA.
Other revenues
Revenues from Collaboration
We derive revenues from collaboration and partnership agreements. One source of collaboration revenues is through our research collaboration and license agreement, or the Collaboration and License Agreement, with Pfizer Inc. In April 2020, Valneva signed the Collaboration and License Agreement with Pfizer to co-develop and commercialize the Group’s Lyme disease vaccine candidate (VLA15). This is classified as an agreement with a customer as defined by IFRS 15 guidance on revenue contracts with customers, and accordingly, amounts received or payable by Valneva under the Collaboration and License Agreement are accounted for in the Group’s revenues.
In 2021 and 2022 several amendments to the transaction price were made via amendments to the Collaboration and License Agreement and resulted in a reduction to the constrained (i.e. highly probable) transaction price, reflecting an increase in expected payments to customer related to Valneva’s contribution to Pfizer’s future development costs.
In addition, Valneva considered the constraint to determine whether it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Valneva concluded that it is no longer highly probable that it will be entitled to the consideration as payments to customers might further increase in the future. Therefore, for the year ended December 31, 2022, the accumulated revenue recognized since the inception of the agreement with Pfizer amounting to €45.9 million was reversed as other revenues from contracts with customers. In the years ended December 31, 2024 and December 31, 2023, no revenues were recognized.
While license and equipment purchase orders were fulfilled in prior periods, the R&D activities and additional services were ongoing through 2024 and satisfy the performance obligation over time. During this period Valneva funded 40% of the remaining shared development costs.
Items not included in the transaction price as of December 31, 2024 are (i) $143 million from early commercialization milestones, (ii) royalties, ranging from 14% to 22%, and (iii) $100 million in sales-based milestones ,which will be recognized as and when they occur.
As at December 31, 2024, the refund liability amounted to €18.6 million (December 31, 2023: €33.1 million). The decrease was mainly due to a) payments made by Valneva in the period in connection with the terms of this agreement and partly compensated with b) services provided by Valneva for which revenues were deferred and added to the refund liability.
As at December 31, 2024, Valneva has completed its payment obligations of the Phase 3 costs to Pfizer. As of December 31, 2024 and 2023, €3.7 million in contract costs were included in other assets. In 2024 and 2023, no contract liabilities were disclosed while in 2022 €4.2 million were included.
Revenues from Technologies and Services
We also derive revenues from sales of our technologies and services. Revenues from our technologies consists of revenues from our EB66 cell line, which is derived from duck embryonic stem cells and provides an alternative to the use of chicken eggs for large scale manufacturing of human and veterinary vaccines, and our IC31 vaccine adjuvant, which is a synthetic adjuvant targeting antigens to improve immune response and has been licensed to several pharmaceutical companies. Services revenues consist of research and development services we provide to third parties, including process and assay development and production and testing of clinical trial material.
Key Cost Drivers
Research and Development
We generate a significant amount of research and development expenses due to the nature of our business. Research and development expenses were €74.1 million, €59.9 million, and €104.9 million for the years ended December 31, 2024, 2023, and 2022, respectively. Research and development expenses generally track development of our underlying product candidate portfolio. Investment in research and development is required to support advancing programs through increasingly expensive stages of clinical development.
We have seen an increase in research and development costs during 2024 compared to 2023, mainly due to incremental expenses incurred in relation to the development collaboration and licensing agreement signed for the Shigella4V vaccine candidate. In addition we have seen increased expenses associated with transferring manufacturing of our commercial products to the new manufacturing site in Scotland. In 2023, the decrease compared to 2022 was due to the phasing of clinical trial expenses and accelerated wind-down of VLA2001-related activities in 2022.
Our research and development costs in 2024 mainly comprised expenses relating to the Phase 3 (in adolescents and children) and Phase 4 clinical trial for our chikungunya vaccine IXCHIQ, our Phase 2 study of the Shigella4V2 vaccine candidate, the Lyme program (in partnership with Pfizer), the development of our Zika vaccine candidate, and work on pre-clinical projects. We expect R&D expenses to increase in the medium/long term as we advance other candidates in our pipeline.
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
Marketing and distribution expenses were €52.4 million for the year ended December 31, 2024, compared to €48.8 million in 2023 and €23.5 million in 2022. In 2024, advertising and promotional spend increased in line with a significant resumption of international travel and as a result of launch preparation spend following the FDA licensure of IXCHIQ in November 2023. We expect that marketing and distribution expenses will continue to increase, though at much lower rates, driven by incremental spend in creating awareness for IXCHIQ and by further building our commercial infrastructure.
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
Cost of goods and services were €98.5 million in the year ended December 31, 2024 (2023: €100.9 million, 2022: €324.4 million), of which €0.9 million (2023: €5.5 million, 2022: €159.4 million) related to VLA2001.The slight decrease between 2024 and 2023 mainly resulted from a reduction in failed manufacturing batches of IXIARO. The considerably higher amounts in 2023 and 2022 stem from costs of goods of the VLA2001 doses sold, write-downs for materials which could not be used, failed batches, and batches at risk of failure as well as product which is not expected to be sold. €5.3 million of costs of goods and services in 2023 related to onerous agreements provision and settlement costs of which €0.6 million have been released in 2024.
General and Administrative Expenses
General and administrative expenses decreased in the year ended December 31, 2024 compared to the year ended in December 31, 2023. In 2023 Valneva put in place some new processes as we became a more complex organization, requiring additional corporate support and therefore incurred initialization expenses in connection with these processes. In 2024, we benefited furthermore from lower directors and officers’ insurance costs, lower fees for professional services and personnel costs included in this line item were lower, all of which led to a decrease in general and administrative expenses. In 2023, employee-related expenses were lower due to the favorable effect of our share price development on our employee share-based compensation programs.
Gain from sale of Priority Review Voucher, net
The Company sold the PRV received from the FDA for $103 million (€95 million) on February 2, 2024. The Company was awarded a tropical disease PRV in November 2023 following the FDA’s approval of IXCHIQ, Valneva’s single-dose, live-attenuated vaccine indicated for the prevention of disease caused by chikungunya virus. The net gain from the sale of the PRV amounted to €90.8 million, after deducting expenses in the amount of €4.2 million, which included transaction fees as well as expenses in connection with contractual payment obligations related to the PRV sale.
Grants
We seek grants from governmental agencies and non-governmental organizations to partially offset our increasing research and development costs. Grant income also includes research and development tax credits. Grants, which are recorded in other income, increased to €20.2 million for the year ended December 31, 2024 from €18.1 million for the year ended December 31, 2023, mainly due to the recognition of a €3.7 million grant income received from Scottish Enterprise, Scotland’s national economic development agency, for developing non-COVID-19 vaccines (IXCHIQ and IXIARO). In 2024, we recognized research and development tax credits in Austria of €3.6 million. In 2023 and 2022, the amounts recognized were €5.7 million and €13.9 million, respectively, which were mainly related to the then COVID-19 and chikungunya vaccine candidates.
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

The partnership with CEPI was extended in 2024 when the Group signed the second funding agreement. Valneva will receive up to $41.3 million in the next five years to support broader access to the world’s first chikungunya vaccine, IXCHIQ, in Low- and Middle-Income countries (LMICs), as well as post-marketing trials and potential label extensions in children, adolescents, and pregnant women. The proceeds from CEPI are treated under IAS 20 and presented as grant income. In the year ended December 31, 2024, €6.5 million of grant income related to the second agreement with CEPI was recognized.
In February 2022 the Group received two grants worth up to £20.0 million (approximately €23.9 million) from Scottish Enterprise, Scotland’s national economic development agency, to support research and development relating to the manufacturing processes of the COVID-19 vaccine and other vaccine candidates. Following the termination of the COVID-19 vaccine program, in May 2023 the grant relating to this program was amended, reducing the available funding from £7.5 million to zero. In 2024, there have been no amendments to the grants. The funds under the remaining grant were received over three years, beginning in March 2022. In the year ended December 31, 2024, €3.7 million (£3.1 million) of grant funds from Scottish Enterprise were recognized. In the year ended December 31, 2023, €11.1 million (£9.6 million) of grant funds from Scottish Enterprise were recognized.
We plan to continue evaluating and pursuing grant opportunities.
International Operations and Foreign Currency Exchange Risks
We operate on a global basis with facilities, sales, and activities throughout the world, and our global operations subject our financial results to fluctuations in foreign currency exchange rates. Because we generate a substantial part of sales in the United States for IXIARO, with production costs in the British Pound, or GBP, and in Canada for DUKORAL, with production costs in Swedish Krona, or SEK, and we received proceeds in USD from the capital raises in May 2021, October 2021, June 2022, and October 2022, we are exposed to foreign exchange risks, principally with respect to the U.S. Dollar, or USD, GBP, SEK and the Canadian dollar, or CAD. Our results of operations continue to be impacted by exchange rate fluctuations.
Impact of COVID-19
The COVID-19 pandemic had a number of significant impacts on our business since March 2020. Notably, we initiated development of a COVID-19 vaccine, VLA2001, and sold VLA2001 to certain European countries and Bahrain. Other than recording sales related to shipment of VLA2001 doses to Bahrain and residual costs for VLA2001 clinical studies, the COVID-19 pandemic had no further impact on the income statement for the years ended December 31, 2024 or 2023.
All raw material and work in progress related to VLA2001 which could not be repurposed and used for other products were written down during prior years.
Financial Operations Overview
Revenue
Our product revenue is primarily derived from the sale of our commercialized products IXIARO and DUKORAL in their approved markets and sales of third-party products pursuant to distribution partnerships. In 2024, we generated our first revenue from the sale of IXCHIQ following approval of the vaccine by the FDA, EMA, and Health Canada. We distribute products both directly and through the use of third-party distributors. We primarily sell IXIARO in the United States (in the private market as well as to the U.S. Department of Defense for military personnel being deployed to endemic areas), Canada, Germany, the Nordics (being Denmark, Finland, Norway and Sweden together), France, and Benelux. We primarily sell DUKORAL in Canada and the Nordics. We derived product revenues from the sale of our COVID-19 vaccine to certain European countries in 2022 and to the Kingdom of Bahrain in 2022 and 2023.
Our other revenue (from collaboration, licensing, and services) consists of milestone payments, upfront licensing payments, and reimbursement of services. Certain of these payments are initially recorded on our statement of financial position and subsequently recognized as revenue in accordance with our accounting policy as described further under “Critical Accounting Estimates and Judgments” and Note 5.2 to our consolidated financial statements as of and for the years ended December 31, 2024 and 2023 included elsewhere in this Annual Report. We generate revenues from licensing and service agreements for our product candidates and proprietary technologies. We contract with third parties to provide a variety of services such as manufacturing services, leases arrangements, research licenses, commercial licenses, and research and development services. The terms of such licenses include license fees payable as initial fees, annual license maintenance fees, and fees to be paid upon achievement of milestones, as well as license option fees and fees for the performance of research services. In addition, our licensing arrangements generally provide for royalties payable on the licensee’s future sales of products developed within the scope of the license agreement.
In the years ended December 31, 2023 and 2022, our other revenues included certain amounts from the agreements relating to our COVID-19 vaccine: a) the UK Supply Agreement executed in September 2020 and b) the EC APA executed in October 2021 and c) the Bahrain APA executed in December 2021.
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
The substantial majority of our direct expenses incurred for the years ended December 31, 2024, 2023, and 2022, including for CROs, other contracted research and development activities, and raw materials, related to our chikungunya vaccine, our Shigella4V (S4V) vaccine candidate, COVID-19 vaccine (in 2022), and our Lyme disease vaccine candidate. We also incur indirect research and development expenses primarily related to facilities, energy, and office costs as well as the cost of research and development personnel.
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
Research and development expenses incurred in connection with product candidates are capitalized and recorded as intangible assets when the following criteria are met:
•the technical feasibility of completing the asset has been achieved so that it will be available for use or sale;
•we have the intention to complete the asset and use or sell it;
•we have the ability to use or sell the asset;
•we believe the asset will generate probable future economic benefits and can demonstrate the existence of a market or the usefulness of the asset if it is to be used internally;
•we are confident of the availability of adequate technical, financial, and other resources to complete development of the asset and to use or sell it; and
•we have the ability to reliably measure the expenditure attributable to the intangible asset.
In the years ended December 31, 2024, 2023, and 2022, no research and development expenses were recorded as intangible assets. As of December 31, 2024 and 2023, we had previously capitalized research and development costs recorded as intangible assets in an aggregate amount of €1.1 million and €1.2 million, respectively.
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
We anticipate that our general and administrative expenses in the near term will remain comparable to the costs incurred in the year ended December 31, 2024. We also anticipate continued material expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with U.S. exchange listing and Securities and Exchange Commission, or SEC, requirements, director and officer insurance premiums, and investor relations costs. In particular, we will continue to incur additional accounting expenses to comply with the Sarbanes-Oxley Act of 2002 in the United States that require us to test the effectiveness of our internal controls over financial reporting. We also anticipate increased expenses associated with new sustainability reporting requirements applicable to us as a publicly listed company in both France and the United States.
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
In 2019 the Group signed a funding agreement with CEPI. Valneva received $24.6 million for vaccine manufacturing and late-stage clinical development of a single-dose, live attenuated vaccine against chikungunya. In line with CEPI’s commitment to equitable access, the funding underwrote a partnership effort to accelerate regulatory approval of Valneva’s chikungunya vaccine for use in regions where outbreaks occur and to support World Health Organization prequalification to facilitate broader access in lower- and middle-income countries. Valneva had to pay back part of the consideration upon achievement of certain milestones. The refundable consideration is accounted for as a loan and measured in accordance with IFRS 9 (see Note 5.24.1). The difference between the proceeds from CEPI and the carrying amount of the loan is treated under IAS 20 and presented as “Borrowings”. The amount from the CEPI grant which benefits Instituto Butantan is recognized as revenue (see Note 5.5). In the year ended December 31, 2024, nil grant income (2023: €0.2 million) and €0.4 million of other revenues (2023: €5.0 million) related to the first CEPI agreement were recognized.

The partnership with CEPI was extended in 2024 when the Group signed the second funding agreement. Valneva will receive up to $41.3 million in the next five years to support broader access to the world’s first chikungunya vaccine, IXCHIQ, in Low- and Middle-Income countries (LMICs), as well as post-marketing trials and potential label extensions in children, adolescents, and pregnant women. The proceeds from CEPI are treated under IAS 20 and presented as grant income. In the year ended December 31, 2024, €6.5 million of grant income related to the second agreement with CEPI was recognized.
In February 2022 the Group received two grants worth up to £20.0 million (approximately €23.9 million) from Scottish Enterprise, Scotland’s national economic development agency, to support research and development relating to the manufacturing processes of the COVID-19 vaccine and other vaccine candidates. Following the termination of the COVID-19 vaccine program, in May 2023 the grant relating to this program was amended, reducing the available funding from £7.5 million. to zero . In 2024, there have been no amendments to the grants. The funds under the remaining grant were received over three years, beginning in March 2022. In the year ended December 31, 2024, €3.7 million (£3.1 million) of grant funds from Scottish Enterprise were recognized. In the year ended December 31, 2023, €11.1 million (£9.6 million) of grant funds from Scottish Enterprise were recognized.
Research Tax Credits

We benefit from Austrian research tax credit, Scottish tax credit, and French tax credit (known as Crédit d’Impôt Recherche, or CIR). The qualifications for the tax credits are similar, as the Austrian, British, and French tax authorities encourage companies to conduct technical and scientific research. To be eligible, companies need to demonstrate that they have expenses that meet certain required criteria. The main differences between the three jurisdictions’ tax credits are the applicable percentage of and the basis for the tax credit.

We have concluded that research tax credits in the three countries meet the definition of a government grant, as defined in IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and, as a result, it has been classified as other income within operating income in our statement of operations.

In December 31, 2024 we received research and development tax credits mainly from Scotland (€5.2 million) and from Austria (€3.6 million) whereas in the previous period we received tax credits primarily from Austria (€5.7 million) and to a lesser extent from France.

Finance Income (Expenses)
Finance income relates primarily to interest income received from cash and cash equivalents deposits. Our cash and cash equivalents are deposited primarily into cash accounts and term deposit accounts with short maturities and therefore generate only a modest amount of interest income.
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
We have provided reconciliations in “Item 5A—Operating Results—Results of Operations” to operating loss, which is the most directly comparable IFRS measure, for the years ended December 31, 2024, 2023, and 2022. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:
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

Item 5A. Operating Results
Results of Operations
Overview
Results of Operations—Consolidated
Our results of operations for the years ended December 31, 2024, 2023, and 2022 are summarized in the table below.

	Year ended December 31,
in € thousand	2024	2023	2022
Product sales	163,253	144,624	114,797
Other revenues	6,325	9,088	246,506
REVENUES	169,579	153,713	361,303
Cost of goods and services	(98,538)	(100,875)	(324,441)
Research and development expenses	(74,143)	(59,894)	(104,922)
Marketing and distribution expenses	(52,356)	(48,752)	(23,509)
General and administrative expenses	(42,750)	(47,799)	(34,073)
Gain from sale of Priority Review Voucher, net	90,833	—	—
Other income and expense, net	20,706	21,520	12,199
OPERATING PROFIT/(LOSS)	13,330	(82,087)	(113,443)
Finance income	2,362	1,210	260
Finance expenses	(23,984)	(23,325)	(19,054)
Foreign exchange gain/(loss), net	(3,193)	5,574	(12,587)
Result from investments in associates	—	—	9
PROFIT/(LOSS) BEFORE INCOME TAX	(11,486)	(98,629)	(144,815)
Income tax income/(expense)	(761)	(2,800)	1,536
PROFIT/(LOSS) FOR THE PERIOD	(12,247)	(101,429)	(143,279)

Results of Operations
Our Executive Committee, as our chief operating decision maker (“CDM”), considers our operating business in its entirety to allocate resources and assess performance. The CDM evaluates all vaccine candidates and vaccine products together as a single operating segment, “development and commercialization of prophylactic vaccines”. Therefore, the split used to allocate resources and assess performance is based on a functional view, thus correlating to the income statement format. We have changed our internal reporting process as at January 1, 2023 to present a single operating segment instead of the previously disclosed product-based segments.

Comparisons for the Years Ended December 31, 2024 and 2023
Revenue
Consolidated Revenue

	Year ended December 31,
in € thousand	2024	2023
Product sales	163,253	144,624
Other revenues from contracts with customers	5,622	8,075
Other non-IFRS 15 revenue	704	1,014
REVENUES	169,579	153,713
Revenue increased by €15.9 million, or 10%, to €169.6 million for the year ended December 31, 2024. The increase from 2023 to 2024 is mainly related to higher product sales.
Our total product sales reached €163.3 million for the year ended December 31, 2024, compared to €144.6 million in the same period of 2023. This 13% increase was driven by the continued recovery of travel vaccine sales, higher sales of

IXIARO to the U.S. Department of Defense (DoD) as well as the first sales of IXCHIQ. Currency fluctuations of €0.5 million also favorably impacted product sales.
Product sales

	Year ended December 31,
in € thousand	2024	2023
IXIARO	94,069	73,483
DUKORAL	32,303	29,775
Third party products	33,185	35,675
IXCHIQ	3,696	—
VLA2001	—	5,691
PRODUCT SALES	163,253	144,624
IXIARO product sales were €94.1 million in the year ended December 31, 2024 compared to €73.5 million in 2023. The 28% increase in sales is primarily the result of the continued travel market recovery, higher sales to the U.S. Department of Defense (DoD), and price increases. The increase in IXIARO product sales included a favorable €0.4 million foreign currency impact.
DUKORAL sales were €32.3 million in the year ended December 31, 2024 compared to €29.8 million in 2023. This 8% increase is also a result of the significant recovery in the private travel markets and price increases. Foreign currency fluctuations had a negative impact of €0.2 million on DUKORAL sales.
The first IXCHIQ product sales were recorded in 2024, following the adoption of the U.S. Advisory Committee on Immunization Practices (ACIP)’s recommendations by the U.S. Centers for Disease Control and Prevention (CDC) in March 2024.
Third-party product sales were €33.2 million in the year ended December 31, 2024 compared to €35.7 million in 2023, a (7)% decrease, which was mainly driven by lower sales of Rabipur/RabAvert and Encepur under the distribution agreement with Bavarian Nordic.
There were no COVID-19 vaccine sales in 2024 compared to €5.7 million in 2023, following the discontinuation of the program.
Product Sales—By Geography
We also monitor product sales generated in the countries and regions where we operate. The following table presents product sales by geography and is based on the final location where our distribution partner sells the product or where the customer or partner is located.

	Year ended December 31,
in € thousand	2024	2023
United States	48,446	32,606
Canada	32,321	28,193
Germany	18,154	13,238
Nordics	12,865	12,426
United Kingdom	19,393	20,216
Austria	13,998	13,915
France	6,685	5,303
Other Europe	7,984	8,168
Rest of World	3,408	10,560
PRODUCT SALES	163,253	144,624
Total product sales in the United States increased by €15.8 million, or 49%, to €48.4 million in the year ended December 31, 2024, compared to €32.6 million in the year ended December 31, 2023. They increased primarily as a result of higher sales to the U.S. Department of Defense (DoD), higher demand in private markets, and first sales of IXCHIQ.
Product sales in Canada increased by €4.1 million, or 15%, from €28.2 million in the year ended 2023, to €32.3 million in 2024 as a result of the significant recovery in the private travel markets.
Sales in Germany increased by €4.9 million, or 37%, to €18.2 million in the year ended December 31, 2024 due to continued resumption of travel positively impacting sales of our travel vaccines.

Other revenues from contracts with customers
The following table presents our other revenues (from collaboration, licensing, and services) for the years ended December 31, 2024 and 2023.

	Year ended December 31,
in € thousand	2024	2023
Royalties received	2,410	2,129
Revenues from shipping and handling	1,368	21
Milestone payment - licenses	712	3,637
Other services	1,133	2,288
thereof COVID-19	—	1,973
OTHER REVENUES FROM CONTRACTS WITH CUSTOMERS	5,622	8,075
In the year ended December 31, 2024, total other revenues were €5.6 million, a decrease of €2.5 million compared to €8.1 million in the year ended December 31, 2023. Revenues from shipping and handling increased in 2024 to €1.4 million due to a revised customer agreement that includes an additional charge for freight costs. Revenues from milestone payments and licenses decreased by €2.9 million in 2024 compared to 2023, mainly resulting from lower revenue recognition related to the R&D collaboration activities for chikungunya with Instituto Butantan in Brazil.The amount in the year ended December 31, 2023 included recognition of COVID-related revenues stemming from the previous COVID-19 vaccine supply agreement with the Kingdom of Bahrain.
Operating Income and Expenses
Cost of Goods and Services
Cost of goods and services (COGS) decreased by €2.3 million, or 2.3%, to €98.5 million for the year ended December 31, 2024. The slight reduction in cost of goods and services was primarily due to lower batch write-offs for failed batches in manufacturing, reductions in IXIARO related royalty payments and lower cost of services related to the Pfizer VLA-15 collaboration with Pfizer.
The gross margin on commercial product sales amounted to 50.6% in the year ended December 31, 2024 compared to 46.0% in the year ended December 31, 2023. COGS of €36.7 million related to IXIARO product sales, yielding a product gross margin of 61.0%. COGS of €19.8 million related to DUKORAL product sales, yielding a product gross margin of 38.7%. Of the remaining COGS in 2024, €22.3 million related to the third-party products distribution business, €7.2 million to IXCHIQ and €8.5 million to cost of services. In 2023, overall COGS were €100.9 million, of which €90.7 million related to cost of goods and €10.2 million related to cost of services. In 2023, COGS of the COVID-19 vaccine program amounted to €5.3 million.
Research and Development Expenses
Research and development expenses increased by €14.2 million, or 23.8%, to €74.1 million for the year ended December 31, 2024 from €59.9 million in the year ended December 31, 2023. Research and development expenses were 28% of our total operating expenses for the year ended December 31, 2024. This increase was mainly resulting from Tech transfer activities performed in relation to IXIARO between the two manufacturing sites in Scotland. Reductions due to the discontinuation of the COVID-19 vaccine, VLA2001, partly offset the overall increase in research and development expenses.
For the year ended December 31, 2024, research and development expenses consisted primarily of i) €25.5 million of employee-related expenses, consisting of wages, salaries, social security and pension costs, and share-based compensation paid to employees in research and development functions, ii) €25.5 million of external research and development services, including costs for clinical studies and external manufacturing, and iii) €8.5 million of material consumption.
For the year ended December 31, 2023, research and development expenses consisted primarily of i) €20.2 million of employee-related expenses, consisting of wages, salaries, social security and pension costs, and share-based compensation paid to employees in research and development functions, ii) €30.1 million of external research and development services, including costs for clinical studies and external manufacturing, and iii) €3.5 million of material consumption.

We track our research and development expenses by product or development program. The following table sets forth our research and development expenses by product or development program for the periods indicated:

	Year ended December 31,
in € thousand	2024	2023
IXCHIQ	31,237	31,953
IXIARO	14,358	1,175
Zika vaccine candidate (VLA1601)	11,307	12,828
Shigella vaccine	6,121	—
EBV	4,065	2,565
DUKORAL	838	875
Lyme borreliosis vaccine candidate (VLA15)	239	277
Human metapneumovirus vaccine candidate (VLA1554)	170	739
VLA2001	78	5,796
Other research projects (*)	5,729	3,685
TOTAL RESEARCH AND DEVELOPMENT EXPENSES	74,143	59,894
* In 2024 and 2023, other research projects included €2.5 million and €1.4 million of expenses related to IFRS 2 (share-based and cash-based compensation) programs, which have not been allocated to the projects.
IXCHIQ. Our research and development expenses related to our chikungunya vaccine IXCHIQ decreased by €0.7 million, or 2.2%, to €31.2 million in the year ended December 31, 2024 from €32.0 million in the year ended December 31, 2023. The majority of our research and development activities have shifted towards Phase 4 obligations after the approval of the vaccine by the FDA in November 2023 and adolescents and pediatrics studies.
VLA1601. Our research and development expenses related to our Zika vaccine candidate program decreased in the year ended December 31, 2024 by €1.5 million, or 11.9%, to €11.3 million from €12.8 million in the year ended December 31, 2023. In 2023, we re-initiated clinical development of the program, including manufacturing of clinical trial materials, which resulted higher costs than we incurred in 2024.
VLA2001. Our research and development expenses related to our COVID-19 vaccine program decreased by €5.7 million, or 98.6%, to €0.1 million in the year ended December 31, 2024 from €5.8 million in the year ended December 31, 2023. This decrease was a result of discontinuing the program.
IXIARO. Our research and development expenses related to IXIARO increased to €14.4 million for the year ended December 31, 2024 from €1.2 million for the year ended December 31, 2023. This increase resulted from technology transfer activities performed in Scotland during 2024.
VLA15. Our research and development expenses remained relatively unchanged. In 2024, Lyme disease clinical studies for Phase 3 of €7.2 million were included in COGS, since these studies were related to the Pfizer partnership accounted under IFRS15 .
Marketing and Distribution Expenses
Marketing and distribution expenses for the year ended December 31, 2024 amounted to €52.4 million compared to €48.8 million in 2023, which mainly related to higher staff costs to support product sales growth across the direct markets. The employee-related expenses were positively affected in 2023 by the release of the employer contribution provision and therefore an income to the social security contributions. Marketing and distribution expenses comprised 20% of our total operating expenses for the year ended December 31, 2024, compared to 19% of our total operating expenses for the year ended December 31, 2023.
For the year ended December 31, 2024, marketing and distribution expenses consisted primarily of €17.3 million of employee-related expenses, including salaries, social security contributions, share-based compensation income/expense, and other employee-related expenses, €16.8 million of advertising expenses, including media and public relations expenses, €5.8 million of warehousing and distribution costs, and €6.0 million of expenses related to third-party services.
For the year ended December 31, 2023, marketing and distribution expenses consisted primarily of €13.1 million of employee-related expenses, including salaries, social security contributions, share-based compensation expense and other employee-related expenses, €13.4 million of advertising expenses, including media and public relations expenses, €3.9 million of warehousing and distribution costs, and €11.2 million of costs related to third-party services.
General and Administrative Expenses
General and administrative expenses decreased by €5.0 million, or 11%, to €42.8 million for the year ended December 31, 2024 from €47.8 million for the year ended December 31, 2023. General and administrative expenses comprised 16% of our total operating expenses for the year ended December 31, 2024 compared to 19% of our total operating expenses for the year ended December 31, 2023.

For the year ended December 31, 2024, general and administrative expenses consisted primarily of €20.5 million of employee-related expenses (salaries, social security contributions, share-based compensation expense and other employee-related expenses paid to employees), as well as of €16.7 million in costs and fees for professional services, such as consulting, legal and financial services. For the year ended December 31, 2023, general and administrative expenses consisted primarily of €21.1 million of non-research and development employee-related expenses, consisting of salaries, social security contributions, share-based compensation expense, and other employee-related expenses paid to employees in general and administrative functions, as well as of €21.8 million in costs and fees for professional services, such as consulting, legal, and financial services. The employee-related expenses were positively affected in 2023 by the release of the employer contribution provision and therefore an income to the social security contributions.
Expenses by Nature
The table below summarizes our cost of goods and services, research and development expenses, marketing and distribution expenses, and general and administrative expenses by nature of cost:

	Year ended December 31,
in € thousand	2024	2023
Employee benefit expense other than share-based compensation (*)	83,028	72,997
Consulting and other purchased services	65,783	80,988
Raw materials and consumables used	21,982	14,113
Depreciation and amortization and impairment	19,586	16,853
Advertising costs	16,781	13,361
Building and energy costs	13,908	13,088
Cost of services and change in inventory	13,681	11,417
Share-based compensation expense	8,710	6,276
Supply, office and IT costs	7,682	11,663
Warehousing and distribution costs	5,790	3,939
License fees and royalties	4,065	5,492
Other expenses	3,593	4,432
Travel and transportation costs	3,197	2,700
OPERATING EXPENSES	267,788	257,320
The increase in operating expenses of €10.5 million from €257.3 million in the year ended December 31, 2023 to €267.8 million in the year ended December 31, 2024 primarily resulted from higher employee benefit expenses with 2023 positively impacted by a release of the provision of employer contribution charges resulting from decreasing share price. The increase in raw materials and consumables is mainly driven by clinical trial materials and consumables used for IXCHIQ trials In addition, we incurred higher advertising expenses related to continuing launch activities for IXCHIQ across the United States, Canada, and some European markets and higher depreciation charges related to the completion of the Almeida manufacturing facility in Scotland.
Expenses for “consulting and other purchased services” reduced substantially in the year ended December 31, 2024, due to lower service fees, for clinical studies related to research and development of the Zika vaccine candidate and lower expenditures on the COVID-19 vaccine, VLA2001.
The increase of “advertising costs” in the year ended December 31, 2024 compared to the year ended December 31, 2023 was driven by the launch of IXCHIQ in different markets.

Gain from sale of Priority Review Voucher, net
The Company sold the PRV received from the FDA for $103 million (€95 million) on February 2, 2024.
The Company was awarded a tropical disease PRV in November 2023 following the FDA’s approval of IXCHIQ, Valneva’s single-dose, live-attenuated vaccine indicated for the prevention of disease caused by chikungunya virus.
The net gain from the sale of the PRV amounted to €90.8 million, after deducting expenses in the amount of €4.2 million, which included transaction fees as well as expenses in connection with contractual payment obligations related to the PRV sale.
Other Income (Expenses), net
The table below summarizes the other operating income (expenses), net for the years ended December 31, 2024 and 2023:

	Year ended December 31,
in € thousand	2024	2023
Research and development tax credit	10,028	6,797
Grant income	10,194	11,350
Gain/(loss) on disposal of fixed assets and intangible assets, net	(445)	(21)
Gain/(loss) from revaluation of lease agreements	711	45
Taxes, duties, fees, charges, other than income tax	(346)	(475)
Miscellaneous income/(expenses), net	564	3,824
OTHER INCOME AND EXPENSES, NET	20,706	21,520
Other operating income and expenses, net decreased by €0.8 million, or 4%, to €20.7 million for the year ended December 31, 2024 from €21.5 million for the year ended December 31, 2023.
In the year ended December 31, 2024, research and development tax credit increased to €10.0 million from €6.8 million in the year ended December 31, 2023. This was mainly a result of tax credits received in Scotland in relation to eligible development activities performed on the Scottish site.
In the year ended December 31, 2024, grant income decreased as activities related to the first chikungunya-related grant received by CEPI were completed and spending related to the second grant obtained in 2024 ramped up during the second half of 2024, resulting in a net decrease.
The decrease in the “miscellaneous income/(expenses), net” in the year ended December 31, 2024 is due mainly to the one-time income of €4.7 million recognized in the year ended December 31, 2023, which was related to a settlement with a supplier in connection with COVID-19 activities and the one-time expense of €1.4 million related to the divestment of the CTM unit in Solna.
Financial Income (Expense)
The table below summarizes our financial income (expense) for the years ended December 31, 2024 and 2023:

	Year ended December 31,
in € thousand	2024	2023
Interest income from other parties	2,362	1,210
Fair value gains on derivative financial instruments	—	—
TOTAL FINANCE INCOME	2,362	1,210
Interest expense on loans	(22,808)	(13,681)
Interest expense on refund liabilities	(360)	(8,419)
Interest expenses on lease liabilities	(813)	(1,183)
Other interest expense	(3)	(42)
Fair value losses on derivative financial instruments	—	—
TOTAL FINANCE EXPENSES	(23,984)	(23,325)
FOREIGN EXCHANGE GAIN/(LOSSES), NET	(3,193)	5,574
FINANCE INCOME/(EXPENSES), NET	(24,816)	(16,541)
Finance expenses, net were €24.8 million for the year ended December 31, 2024 compared to net expenses of €16.5 million for the year ended December 31, 2023. This increase in finance income/expenses, net was mainly due to foreign exchange losses in the year ended December 31, 2024, primarily related to the appreciation of the USD exchange rate against the Euro affecting our corresponding balance sheet accounts (liabilities and borrowings denominated in USD), whereas in the year ended December 31, 2023, the movements of the USD against the Euro resulted in profits incurred during that period.
The increase in interest expense on loans is due to the increase in Valneva’s average loan principal in 2024 compared to 2023. In the year ended December 31, 2023 further tranches of the D&O Loan Agreement were drawn. The interest expense on refund liabilities for the year ended December 31, 2024 decreased to €0.4 million as significant payments were made to Pfizer during the second half of 2023 and payment obligations were fulfilled during the first half of 2024.The interest expense on refund liabilities for the year ended December 31, 2023 of €8.4 million was mainly caused by accumulated payment deferrals related to the Pfizer agreement.
Income Tax
We recorded €0.8 million of income tax expenses for the year ended December 31, 2024 compared to €2.8 million of income tax gains for the year ended December 31, 2023. This change in income tax was primarily driven by deferred tax income in 2023 due to high impairment charges.

Profit/(Loss) for the Period
Our loss for the period ended December 31, 2024 was €12.2 million, decreased from a loss of €101.4 million for the period ended December 31, 2023. The improvement was mainly a result of the sale of the priority review voucher (PRV) received following the licensure of IXCHIQ by the U.S. FDA. The loss in 2023 was primarily driven by one-off expenses of goods and services related to valuation of inventory and onerous agreement provisions for material in connection with our COVID-19 vaccine and the discontinuation of this program.
Adjusted EBITDA
Our Adjusted EBITDA profit was €32.9 million for the year ended December 31, 2024 compared to a loss of €65.2 million for the year ended December 31, 2023. The Adjusted EBITDA loss improved by €98.1 million, which was primarily driven by the lower net loss. A reconciliation of Adjusted EBITDA to net loss, the most directly comparable IFRS measure, is set forth below:

	Year ended December 31,
in € thousand	2024	2023
PROFIT/(LOSS) FOR THE PERIOD	(12,247)	(101,429)
Add:
Income tax (benefits)/expense	761	2,800
Total finance income	(2,362)	(1,210)
Total finance expense	23,984	23,325
Foreign currency (gain)/loss – net	3,193	(5,574)
Amortization	4,881	5,831
Depreciation	14,705	11,753
Impairment	—	(731)
ADJUSTED EBITDA	32,916	(65,234)

Comparisons for the Years Ended December 31, 2023 and 2022
Revenue
Consolidated Revenue

	Year ended December 31,
in € thousand	2023	2022
Product sales	144,624	114,797
Other revenues from contracts with customers	8,075	245,709
Other non-IFRS 15 revenue	1,014	797
REVENUES	153,713	361,303
Revenue decreased by €207.6 million, or 57%, to €153.7 million for the year ended December 31, 2023 compared to €361.3 million for the year ended December 31, 2022. The decrease was mainly related to one-off revenues recorded in the prior year linked to our COVID-19 program, which has been discontinued.
Our total product sales reached €144.6 million for the year ended December 31, 2023, compared to €114.8 million in the same period of 2022. This 26% increase was driven by the continued recovery of travel vaccine sales. Currency fluctuations of €2.8 million adversely impacted product sales.
Product sales

	Year ended December 31,
in € thousand	2023	2022
IXIARO	73,483	41,349
DUKORAL	29,775	17,334
Third party products	35,675	26,545
VLA2001	5,691	29,568
PRODUCT SALES	144,624	114,797

IXIARO product sales were €73.5 million in the year ended December 31, 2023 compared to €41.3 million in 2022. The 78% increase in sales is primarily the result of the continued travel market recovery, as well as price increases. The increase in IXIARO product sales included an adverse €1.5 million foreign currency impact.
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

	Year ended December 31,
in € thousand	2023	2022
United States	32,606	21,992
Canada	28,193	18,904
Germany	13,238	20,341
Nordics	12,426	8,560
United Kingdom	20,216	10,901
Austria	13,915	13,749
France	5,303	2,625
Other Europe	8,168	6,245
Rest of World	10,560	11,480
PRODUCT SALES	144,624	114,797

Total product sales in the United States increased by €10.6 million, or 48%, to €32.6 million in the year ended December 31, 2023, compared to €22.0 million in the year ended December 31, 2022. The increase was primarily a result of higher sales to the U.S. DLA and higher demand in private markets.
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
Other revenues from contacts with customers
The following table presents our other revenues (from collaboration, licensing, and services), for the years ended December 31, 2023 and 2022.

	Year ended December 31,
in € thousand	2023	2022
Royalties received	2,129	843
Revenues from shipping and handling	21	21
Milestone payment - licenses	3,637	(38,805)
Other services	2,288	283,650
thereof COVID-19	1,973	280,010
OTHER REVENUES FROM CONTRACTS WITH CUSTOMERS	8,075	245,709
In the year ended December 31, 2023, total other revenues were €8.1 million, a decrease of €237.6 million compared to €245.7 million in the year ended December 31, 2022. The amount in the year ended December 31, 2022 included recognition of COVID-related revenues stemming from previous COVID-19 vaccine supply agreements with the UK Authority and the European Commission.

In the year ended December 31, 2022, €45,9 million of negative revenue were recorded for the Lyme disease vaccine candidate, primarily resulting from a reversal of revenue from amendments of the Collaboration and License Agreement with Pfizer.
Operating Income and Expenses
Cost of Goods and Services
Cost of goods and services (COGS) decreased by €223.6 million, or 68.9%, to €100.9 million for the year ended December 31, 2023. The significant reduction in cost of goods was primarily due to impairment and scrap of short-dated or expired product in 2022 related to the wind down of COVID-19 manufacturing.
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
Research and Development Expenses
Research and development expenses decreased by €45.0 million, or 42.9%, to €59.9 million for the year ended December 31, 2023 from €104.9 million in the year ended December 31, 2022. Research and development expenses were 23% of our total operating expenses for the year ended December 31, 2023. This decrease was exclusively driven by the lower spend on our COVID-19 vaccine, VLA2001 due to discontinuation of the program while we intensified our work on IXCHIQ leading in sum to 25.0% increased expenses of €32.0 million for IXCHIQ as of December 31, 2023. Further, costs related to the Zika vaccine candidate increased as we have been working towards re-initiation of clinical development.
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
We track our research and development expenses by product or development program. The following table sets forth our research and development expenses by product or development program for the periods indicated:

	Year ended December 31,
in € thousand	2023	2022
IXCHIQ	31,953	25,558
Zika vaccine candidate (VLA1601)	12,828	2,143
VLA2001	5,796	72,762
IXIARO	1,175	504
DUKORAL	875	563
Human metapneumovirus vaccine candidate (VLA1554)	739	1,562
Lyme borreliosis vaccine candidate (VLA15)	277	1,016
EBV	2,565	—
Other research projects (*)	3,685	815
TOTAL RESEARCH AND DEVELOPMENT EXPENSES	59,894	104,922
* In 2023 and 2022, other research projects included €1.4 million of expenses and €1.3 million of income respectively, related to IFRS 2 (share-based and cash-based compensation) programs, which have not been allocated to the projects.
VLA1553. Our research and development expenses related to our chikungunya vaccine IXCHIQ increased by €6.4 million, or 25.0%, to €32.0 million in the year ended December 31, 2023 from €25.6 million in the year ended 2022. This increase related to the progress of the chikungunya vaccine towards BLA submission and ultimately U.S. licensure in November 2023.

VLA1601. Our research and development expenses related to our Zika vaccine candidate program increased in the year ended December 31, 2023 by €10.7 million, or 499%, to €12.8 million from €2.1 million in the year ended December 31, 2022. The increase was caused by our re-initiation of clinical development of the program in 2023.
VLA2001. Our research and development expenses related to our COVID-19 vaccine program decreased by €67.0 million, or 92%, to €5.8 million in the year ended December 31, 2023 from €72.8 million in the year ended December 31, 2022. This decrease was primarily driven by reduced clinical study costs due to the progress of the program as well as wind-down activities.
VLA15. Our research and development expenses related to our Lyme disease vaccine candidate program decreased by €0.7 million, or 73%, to €0.3 million in the year ended December 31, 2023 from €1.0 million in the year ended December 31, 2022. This decrease was primarily driven by the completion of our Phase 2 clinical studies. In 2023, Lyme disease clinical studies for Phase 2 and Phase 3 of €8.2 million were included in COGS, as these studies were related to the Pfizer partnership.
Our research and development expenses for our commercial products and the rest of our development pipeline increased by €5.6 million, or 163%, to €9.0 million in the year ended December 31, 2023 from €3.4 million in the year ended December 31, 2022. This increase was primarily related to increased expenses related to our pre-clinical stage programs as well as IFRS 2.
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
Expenses by Nature
The table below summarizes our cost of goods and services, research and development expenses, marketing and distribution expenses, and general and administrative expenses by nature of cost:

	Year ended December 31,
in € thousand	2023	2022
Consulting and other purchased services	80,988	141,631
Cost of services and change in inventory	11,417	190,086
Employee benefit expense other than share-based compensation (*)	72,997	56,393
Share-based compensation expense	6,276	(5,215)
Raw materials and consumables used	14,113	12,723
Depreciation and amortization and impairment	16,853	44,285
Building and energy costs	13,088	14,696
Supply, office and IT costs	11,663	11,739
License fees and royalties	5,492	6,830
Advertising costs	13,361	7,343
Warehousing and distribution costs	3,939	1,898
Travel and transportation costs	2,700	2,208
Other expenses	4,432	2,329
OPERATING EXPENSES	257,320	486,945

* As of December 31, 2022, the position “employee benefit expense other than share-based compensations” includes an amount of €23.2 million resulting from the release of the provision of employer contribution charges fees, which are payable at the exercise of the share-based payment programs.
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
Expenses for “cost of services and change in inventory” strongly decreased in 2023, as in the year ended 2022 effects from the significant changes to the ordered volumes and the expected future demand for VLA2001, in particular a write-down of inventory of €159.4 million, were recorded.
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
Other Income (Expenses)
The table below summarizes the other operating income (expenses) for the years ended December 31, 2023 and 2022:

	Year ended December 31,
in € thousand	2023	2022
Research and development tax credit	6,797	15,348
Grant income	11,350	191
Gain/(loss) on disposal of fixed assets and intangible assets, net	(21)	(38)
Gain/(loss) from revaluation of lease agreements	45	(32)
Taxes, duties, fees, charges, other than income tax	(475)	(217)
Miscellaneous income/(expenses), net	3,824	(3,054)
OTHER INCOME AND EXPENSES, NET	21,520	12,199

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
FINANCE INCOME
Interest income from other parties	1,210	260
Fair value gains on derivative financial instruments	—	—
TOTAL FINANCE INCOME	1,210	260
FINANCE EXPENSES
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
Adjusted EBITDA
Our Adjusted EBITDA loss was €65.2 million for the year ended December 31, 2023 compared to a loss of €69.2 million for the year ended December 31, 2022. The Adjusted EBITDA loss decreased by €3.9 million, which was primarily driven by a lower net loss largely offset by high impairment losses in 2022.A reconciliation of Adjusted EBITDA to net loss, the most directly comparable IFRS measure, is set forth below:

	Year ended December 31,
in € thousand	2023	2022
PROFIT/(LOSS) FOR THE PERIOD	(101,429)	(143,279)
Add:
Income tax (benefits)/expense	2,800	(1,536)
Total finance income	(1,210)	(260)
Total finance expense	23,325	19,054
Foreign currency (gain)/loss – net	(5,574)	12,587
Result from investments in associates	—	(9)
Amortization	5,831	7,024
Depreciation	11,753	14,012
Impairment	(731)	23,249
ADJUSTED EBITDA	(65,234)	(69,159)
B. Liquidity and Capital Resources.
Overview
We have financed our operations primarily through a combination of equity offerings, secured debt, and revenues from product sales. As at December 31, 2024, we had €168.3 million in cash and cash equivalents. Based upon our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2024 will fund our current operating plans for at least the next 12 months following the publication of the full-year 2024 financial statements.
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
On August 12, 2022, we entered into an Open Market Sale Agreement, or the Sales Agreement, with Jefferies LLC, or Jefferies, pursuant to which we may issue and sell ADSs, each representing two ordinary shares, having an aggregate offering price of up to $75,000,000 (subject to French regulatory limits), from time to time, in one or more at-the-market offerings, for which Jefferies will act as sales agent and/or principal. The at-the-market facility has been registered under the Securities Act pursuant to our Registration Statement on Form F-3 (File No. 333-266839). As of December 31, 2024, no issuances or sales had been made pursuant to the Sales Agreement.
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
In September 2024, we announced the private placement of a total of 23,000,000 new ordinary shares (the “Offer Shares”), each with a nominal value of €0.15, have been issued at a price of €2.66 each, without shareholders’ preferential subscription rights, to a limited number of institutional investors within the United States and outside of the United States to non-U.S. investors. We raised gross proceeds of €61.2 million from this global offering, while incurring related expenses of €4.0 million, resulting in net proceeds of €57.1 million.
As of December 31, 2024, we had borrowings and lease liabilities of €216.3 million, of which €187.4 million were other loans and €28.9 million were lease liabilities.
In February 2020, we entered into a debt financing agreement, or the Financing Agreement, with Deerfield and OrbiMed. The intended use of proceeds was to repay existing borrowings from the European Investment Bank and allow us to continue to advance our Lyme and chikungunya development programs in the short term. We have amended the Financing Agreement several times, most recently in March 2024. For further information about these amendments, refer to “Item 3.D—Risk Factors” and the Notes to our consolidated financial statements. As of December 31, 2024, $200.0 million (€192.5 million) was outstanding under the Financing Agreement of which a total of $100.0 million was drawn in two installments, in August and December 2023. The loan bears interest at 9.95%. Due to the quarterly interest calculation method, the aggregate annual interest actually paid is an amount equivalent to 10.09%. The interest-only period for the initial tranches amounting to $100.0 million extends until the first quarter of 2026, and this portion of the loan will mature in the first quarter of 2027. The interest-only period for the tranches drawn in 2023 amounting to $100.0 million extends until the first quarter of 2027, and this portion of the loan will mature in the fourth quarter of 2028. The loan is secured by substantially all of our assets, including our intellectual property, and is guaranteed by Valneva SE and certain of its subsidiaries. The Financing Agreement contains covenants, including a minimum liquidity in the amount of €35.0 million and minimum consolidated net revenue in the amount of €115.0 million on a consecutive twelve month basis. If our consolidated liquidity or net revenues were to fall below the covenant minimum values, we would be in default, which may trigger various consequences. For example, the interest rate on the loans could increase by up to 10 additional interest points if the duration of the default is longer than 15 days, or we could be required to immediately repay the full principal amount of the loans, including all fees and interest associated with repayment. We do not expect the limitations of these covenants to affect our ability to meet our cash obligations.
In February 2022, we announced that Valneva Scotland had received two grants worth up to £20.0 million (approximately €23.9 million) from Scottish Enterprise to support research and development relating to the manufacturing processes of our COVID-19 vaccine and our other vaccine candidates. Following the termination of our COVID-19 vaccine program, in May 2023 the grant relating to this program was amended, reducing the available funding from £7.5 million (€9.0 million) to nil. In 2024, there were no amendments to the grants. The funds under the remaining grant will be received over three years, beginning in March 2022. Valneva SE has provided a parent guarantee in connection with these grants, and if we fail to comply with the terms of the grants, Scottish Enterprise may stop payments under the grants and require repayment of the funds provided to date. As of the date of this Annual Report, we have received for the Years Ended December 31, 2024 and 2023 respectively €3.7 million (£3.1 million) and €11.1 million (£9.6 million) of grant funds from Scottish Enterprise.
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
Cash Flows
Comparisons for the Years Ended December 31, 2024 and 2023
The table below summarizes our cash flows for the years ended December 31, 2024 and 2023:

	Year ended December 31,
(In € thousand)	2024	2023
Net cash generated from/(used in) operating activities	(67,218)	(202,744)
Net cash generated from/(used in) investing activities	76,916	(20,585)
Net cash generated from/(used in) financing activities	30,682	63,081
NET CHANGE IN CASH AND CASH EQUIVALENTS	40,380	(160,248)
Operating Activities
Net cash used in operating activities for the year ended December 31, 2024 was €67.2 million compared to €202.7 million of net cash used in the year ended December 31, 2023. Net cash used in operating activities for the year ended December 31, 2024 was primarily derived from the loss for the period amounting to €12.2 million and from decreases in working capital in the amount of €11.4 million, which largely were related to payments to Pfizer in conjunction with Valneva’s contribution to the Phase 3 costs of the Lyme VLA15 R&D program, reducing the refund liability. These amounts have been partly offset by adjustments for non-cash transactions of €49.0 million mostly for depreciation and amortization of tangible and intangible assets of €19.6 million and interest expenses of €24.0 million.
Net cash used in operating activities for the year ended December 31, 2023 was €202.7 million, which derived from the loss for the period, amounting to €101.4 million, and from decreases in working capital in the amount of €145.6 million, which largely were related to payments to Pfizer in conjunction with Valneva’s contribution to the Phase 3 costs of the Lyme VLA15 R&D program, reducing the refund liability. These amounts have been partly offset by adjustments for non-cash transactions of €45.0 million mostly for depreciation and amortization of tangible and intangible assets of €17.6 million and interest expenses of €23.3 million.
Investing Activities
Net cash generated from investing activities for the year ended December 31, 2024 was €76.9 million mainly resulting from proceeds received for the sale of the priority review voucher partly offset by €13.9 million purchases for property, plant and equipment. This compared to cash used in investing activities of €20.6 million for the year ended December 31, 2023 and was comprised primarily of €14.2 million purchases for property, plant and equipment as well as of the acquisition of the VBC3 building in Vienna.

Financing Activities
Net cash generated from financing activities was €30.7 million for the year ended December 31, 2024 compared to €63.1 million for the year ended December 31, 2023. Net cash generated from financing activities during the year ended December 31, 2024 was primarily due to €57.1 million of net proceeds from a private placement of ordinary shares. Interest payments amounting to €20.0 million reduced the net cash generated from financing activities.
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

Operating Activities
Net cash used in operating activities for the year ended December 31, 2023 was €202.7 million compared to €245.3 million of net cash used in the year ended December 31, 2022. Net cash used in operating activities for the year ended December 31, 2023 was primarily derived from the loss for the period amounting to €101.4 million and from decreases in working capital in the amount of €145.6 million, which largely were related to payments to Pfizer in conjunction with Valneva’s contribution to the Phase 3 costs of the VLA15 R&D program, reducing the refund liability. These amounts have been partly offset by adjustments for non-cash transactions of €45.0 million mostly for depreciation and amortization of tangible and intangible assets of €17.6 million and interest expenses of €23.3 million.
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
Investing Activities
Net cash used in investing activities for the year ended December 31, 2023 was €20.6 million, compared to €29.1 million for the year ended December 31, 2022 and was comprised primarily of €14.2 million of purchases for property, plant and equipment as well as of the acquisition of the VBC3 building in Vienna.
Net cash used in investing activities for the year ended December 31, 2022 was €29.1 million, compared to €93.1 million for the year ended December 31, 2021 and was comprised primarily of €29.2 million of purchases for property, plant and equipment.
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
Operating and Capital Expenditure Requirements
We have previously incurred significant operating losses, including in the years discussed in this annual report. As of December 31, 2024 and 2023, we had accumulated a net loss of €563.9 million and €551.7 million, respectively. Our net loss was €12.2 million the year ended December 31, 2024 and our net loss was €101.4 million, and €143.3 million for the years ended December 31, 2023 and 2022, respectively. We expect to continue to incur significant expenses, and we may incur substantial operating losses over the next several years as we market our approved products, advance clinical development of our product candidates and continue our research and development efforts in the United States, Europe, and endemic markets. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials and our expenditures on other research and development activities.
We anticipate that our expenses will increase in connection with our ongoing activities, as we:
•invest in our vaccine candidate programs, including ZIKA and Shigella, and our other pre-clinical and research programs;
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
Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents as of December 31, 2024 will be sufficient to fund our operations through at least 12 months after publication of this document.
Contractual Obligations
The following table discloses aggregate information about our material long-term contractual obligations as of December 31, 2024 and the periods in which payments are due. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.

in € thousand	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Borrowings	20,852	132,489	33,349	683	187,373
Lease liabilities	2,508	5,203	5,083	16,147	28,941
Refund liabilities	19,650	6,491	—	—	26,141
TOTAL	43,010	144,183	38,432	16,830	242,455
The amounts disclosed in the table above are the contractual undiscounted cash flows.

Borrowings
As of December 31, 2024, the carrying amount of bank borrowings and other loans was €187.4 million. Of this, €180.8 million related to the Financing Agreement with Deerfield and OrbiMed. Following amendments to the Financing Agreement, most recently in March 2024, the interest-only period on the initial $100 million tranche extends until the first quarter of 2026, and this portion of the loan and will mature in the first quarter of 2027. The interest-only period for the tranches drawn in 2023 amounting to $100.0 million extends until the first quarter of 2027, and this portion of the loan will mature in the fourth quarter of 2028. The interest rate is 9.95% (equivalent to 10.09% on an annual basis). Other borrowings related to financing of research and development expenses and CIR (research and development tax credit in France) of €3.5 million and the CEPI loan in the amount of €3.0 million, which relates to advanced payments received which are expected to be paid back in the future.
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
Lease Liabilities
As of December 31, 2024, the outstanding, discounted amount of lease liabilities was €28.9 million. Of this, €26.9 million related to the lease agreements for two premises in Sweden, which we expect will terminate in 2031 and 2037, respectively. Base rent will increase based on an inflation index. In October 2023, the lease agreement for premises in Vienna, Austria, expired and we acquired the premises via takeover of the legal entity VBC 3, which possessed the premises. For further information, see Note 5.13 of our financial statements. Regular installment payments are variable and based on EURIBOR. Other lease liabilities of €2.0 million related to a number of minor agreements with various conditions (interest rates) and terms (maturities).
As of December 31, 2023, the outstanding, discounted amount of lease liabilities was €32.0 million. Of this, €28.3 million related to the lease agreements for two premises in Sweden. Base rent will increase based on an inflation index. In October 2023, the lease agreement for premises in Vienna, Austria, expired whereby the lease liability at the end of September 2023 amounted to €22.5 million. Other lease liabilities of €3.6 million related to a number of minor agreements with various conditions (interest rates) and terms (maturities).
Refund Liabilities
As of December 31, 2024, the carrying amount of refund liabilities was €26.1 million. Of this, €18.6 million related to the collaboration with Pfizer, as we are funding 40% of Phase 3 clinical trial costs performed by Pfizer, and €6.5 million (all non-current) related to the expected payment to GSK related to the termination of the strategic alliance agreement in 2019, and €1.1 million (all current) related to refund liabilities to customers related to rebate and refund programs as well as right to return of commercialized products.
As of December 31, 2023, the carrying amount of refund liabilities was €39.9 million. Of this, €33.1 million related to the collaboration with Pfizer, as we are funding 40% of Phase 3 clinical trial costs performed by Pfizer, and €6.5 million (all non-current) related to the expected payment to GSK related to the termination of the strategic alliance agreement in 2019, and €0.3 million (all current) related to refund liabilities to customers related to rebate and refund programs as well as right to return of commercialized products.
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
Our management applied judgement and estimates on the following critical accounting topic:

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
In April 2020, we entered into a collaboration to co-develop and commercialize our Lyme disease vaccine candidate with Pfizer. This agreement included a $130.0 million (€116.9 million) upfront payment from Pfizer, which we received in June 2020 and booked in an amount of €116.9 million, and a $10.0 million milestone payment from Pfizer, which we received in April 2021 and booked in an amount of €8.4 million. While we are obligated to contribute 40% (before May 2022: 30%) of all ongoing and future development costs through completion of the development program, as of December 31, 2024, 2023 and 2022, €18.6 million, €33.1 million and €135.5 million, respectively, have been recognized as discounted refund liabilities to reflect the requirement to pay 40% (before May 2022: 30%) of Pfizer’s research and development costs. As of December 31, 2024 revenue recognition for €18.6 million was deferred and recorded as refund liability. We determined that entitlement to the consideration is not yet highly probable, due to the possibility of increased payments to customers while R&D activities are progressing ahead of BLA licensure submission (including Phase 3 study) to the FDA.

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

Name	Age	Position
Executive Committee
Thomas Lingelbach	61	Director, President & Chief Executive Officer
Peter Bühler	55	Chief Financial Officer
Franck Grimaud	58	Chief Business Officer
Juan Carlos Jaramillo	54	Chief Medical Officer
Dipal Patel	51	Chief Commercial Officer
Frédéric Jacotot	61	General Counsel and Corporate Secretary (until July 31, 2024)
Vincent Dequenne	57	Chief Operating Officer
Petra Pesendorfer	39	Chief People Officer
Hanneke Schuitemaker	61	Chief Scientific Officer
Kendra Wergin	39	General Counsel and Corporate Secretary (from August 1, 2024)
Non-Employee Directors
Anne-Marie Graffin	63	Chair of the Board of Directors
James Sulat	74	Vice Chair of the Board of Directors
James Connolly	60	Member of the Board of Directors
Maïlys Ferrère	62	Representative of Bpifrance Participations SA, member of the Board of Directors
Danièle Guyot-Caparros	66	Member of the Board of Directors
Kathrin Jansen	67	Member of the Board of Directors
Executive Committee
The members of our Executive Committee are appointed by the Board of Directors and are responsible for the day-to-day management of the Company. Certain members of the Executive Committee were also appointed as Associate Managing Officers (Directeurs Généraux Délégués), as described further in this Item 6.
Thomas Lingelbach has served as our President and Chief Executive Officer (CEO) since 2013. He served as Chairman of our Management Board until December 2023, and in connection with the change to a one-tier governance structure, he was appointed as a member of our Board of Directors alongside his role as President and CEO and as Directeur Général. He serves as the Chairman of the Executive Committee. Prior to becoming our founding CEO, Mr. Lingelbach served in a variety of increasingly senior roles, most recently as CEO of Intercell AG from 2011 until its merger with Vivalis SA in 2013. He is an established vaccine industry leader with breadth of experience. Prior to joining Intercell, he served as Vice President and Executive Committee Member, Global Industrial Operations-Vaccines of Chiron Corporation. Upon Chiron’s acquisition by Novartis Vaccines & Diagnostics GmbH & Co KG, he served as Managing Director of Chiron Behring GmbH & Co KG and General Manager until he joined Intercell. During his more than 30 years in vaccines, he held a variety of positions from product development to commercialization, with a strong emphasis on technical development and operations. In different capacities, he contributed to the successful development and licensure of more than ten vaccines. Mr. Lingelbach holds an M.S. in Engineering, specialised in bioprocess engineering, from Technische Hochschule Mittelhessen (THM) and complemented his education with a business administration program.
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
Dipal Patel has served as our Chief Commercial Officer since November 2022. Ms. Patel has over 23 years’ experience in the pharmaceutical industry. Prior to joining us, Ms. Patel served as Vice President, Vaccines Commercialization Lead at GlaxoSmithKline, a position she held from January 2020, and as Vice President, Commercial Head (Respiratory) Emerging Markets from August 2017 to January 2020. Prior to that Ms. Patel held multiple roles at GlaxoSmithKline covering commercial strategy, execution, market access and lifecycle management. Over her career, she has held roles of increasing responsibilities across multiple countries including the United States, Australia, Belgium, Singapore, Thailand, and the European and emerging markets regions. Ms. Patel graduated with a B.Sc. (Honors) from Macquarie University, Sydney in 1998 followed by an M.B.A. from Macquarie Graduate School of Management in 2006.
Frédéric Jacotot served as our General Counsel and Corporate Secretary from 2013 to July 2024. Prior to joining us, he served as counsel at Abbott Laboratories from 2010 to 2013. Mr. Jacotot received his Diplôme d’études approfondies in business law from Paris 1 Panthéon-Sorbonne University.
Vincent Dequenne has served as our Chief Operating Officer since June 2022 and as a member of our Executive Committee since January 2024. Prior to this position, he served as our Senior Vice President of Global Industrial Operations from July 2021 to May 2022. Prior to that, he served as Managing Director Biologics at Eurogentec from January 2020 to June 2021 and as CDMO Managing Director at Pierre Fabre from October 2017 to January 2020. Before that, he served in roles of increasing responsibility at GSK for more than 10 years and at Eli Lilly for more than 15 years. Mr. Dequenne holds a Master of Engineering, Electromechanical Engineering from L'institut Supérieur Industriel in Mons, Belgium.
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
Hanneke Schuitemaker joined Valneva in June 2024 as our Chief Scientific Officer. She has more than two decades of experience in vaccine discovery and development. She worked at Janssen Vaccines and Prevention, which is part of the Johnson and Johnson group, including as Global Head of Viral Vaccine Discovery and Translational Medicine, with responsibility for the strategy and execution of vaccine programs on COVID-19, HIV, RSV, Ebola, and multiple other viral disease targets. Prior to that, she worked at Sanquin, the Dutch blood supply foundation, as Chair of the Department of Clinical Viro-Immunology, and at the Amsterdam University Medical Center, as Chair of the Department of Experimental Immunology. Dr. Schuitemaker received her Ph.D. in Medicine from the University of Amsterdam.
Kendra Wergin has served as our General Counsel and Corporate Secretary and as a member of our Executive Committee since August 2024. Ms. Wergin is admitted to the bars of New York, California, and the District of Columbia. She joined Valneva in 2020 as Senior Corporate Counsel and served as Vice President, Legal and Associate General Counsel from March 2023 until her appointment to the Executive Committee. Prior to joining Valneva, Ms. Wergin served as Corporate Counsel at Intuit (2020) and as an Associate in the London and Paris offices of Latham & Watkins LLP (2014-2019), where she practiced corporate law. Ms. Wergin brings additional skills from prior experience in public education, local government, and consulting. Ms. Wergin holds a Juris Doctor from the University of Virginia School of Law, a Master droit économique (Master in Economic Law) from l’Institut d’Etudes Politiques de Paris (Sciences Po), a Master of Arts in Teaching from American University, and a Bachelor of Arts from the College of William & Mary.
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

Our Board of Directors is currently composed of the following non-employee directors, in addition to Thomas Lingelbach:
Anne-Marie Graffin joined our Supervisory Board in 2013 and was appointed to the new Board of Directors in December 2023. She was elected Chair of our Board of Directors in December 2023. She served as Chief Executive Officer of the Big Booster Acceleration Program, an international non-profit acceleration program for startups, from 2011 to May 2017. Prior to that, she served in a variety of positions, most recently as Executive Vice President and member of the Executive Committee at Sanofi Pasteur MSD, a European vaccine company, from 1998 to 2011. Ms. Graffin has served on the supervisory board of Nanobiotix S.A. (Nasdaq: NBTX) since January 2014, on the board of Sartorius Stedim Biotech SA since April 2015, and on the Board of Directors of Vetoquinol SA since 2022. Ms. Graffin received her MBA from ESSEC Business School Paris. We believe Ms. Graffin’s experience in the vaccine space and her experience advising biotech companies qualifies her to serve on our Board of Directors.
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
James Connolly joined our Supervisory Board in June 2022 and was appointed to the new Board of Directors in December 2023. Since 2013, Mr. Connolly has been providing broad based consulting and advisory services to a variety of vaccine, biopharmaceutical and investment organizations. From 2010 to 2013, Mr. Connolly was President and CEO of Aeras (now IAVI). Prior to this, he spent 24 years at Wyeth (now Pfizer) in a series of increasingly senior roles, including Executive Vice President and General Manager, Wyeth Vaccines and President, Wyeth Canada. Mr. Connolly currently serves on the Board of Directors of IAVI. He previously served on the Board of Directors of Vaxess Technologies (2013-2019), Aeras (2013-2018), PaxVax (2014-2018), Tivorsan Pharmaceuticals (2015-2020) and Ambulatus Robotics (2020-2021). Mr. Connolly earned a B.S. in Business Administration from Washington University in St Louis. We believe Mr. Connolly’s experience in the vaccines and pharmaceutical industries and his experience advising biotech companies qualifies him to serve on our Board of Directors.
Maïlys Ferrère joined our Supervisory Board in June 2022 as representative of Bpifrance Participations, member of the Supervisory Board, and now continues to represent Bpifrance Participations on our Board of Directors. Ms. Ferrère has served as a Director, Head of the Large Venture Investment Activity at Bpifrance, France’s public investment bank, since October 2013. Ms. Ferrère served on the board of directors of Sequans Communications S.A., a publicly traded French designer, developer and supplier of cellular semiconductor solutions, and serves on the Board of DBV Technologies, a publicly traded French company that develops a treatment against peanut allergy. Ms. Ferrère served on the board of directors of Innate Pharma SA., a French global oncology-focused biotech company, from 2017 to 2021. Ms. Ferrère served on the board of directors at Gensight Biologics S.A., a French publicly traded biotechnology company, from 2016 to 2019. She graduated from Institut d’Etudes Politiques Paris and began her career with the Internal Audit of Société Générale before working for multiple French banks in the equity capital markets origination department. We believe that Ms. Ferrère’s experience in the banking industry and her knowledge of capital markets qualify her to serve on our Board of Directors.
Danièle Guyot-Caparros joined our Board of Directors in 2024. She started her career in Audit and Corporate Finance with PWC specializing in the Chemical/Pharma Industry. In 1992, she joined Rhône-Poulenc-Rorer (later Aventis and Sanofi) where she held several senior finance positions (CFO Global R&D, CFO Europe, Group Planning). In 2008, she became Senior Advisor for Deloitte France to support the development of the Life Sciences and Health Care Industry practice. She has supported multiple engagements with a large diversity of clients (big and mid-size pharma companies, biotech, foundations etc.) focusing on transformation, governance issues and M&A. Ms. Guyot-Caparros is also an experienced non-executive director with a focus on Biotech/Medtech. From 2015 to 2017, she was board and audit committee member at Diaxonhit (now Eurobio Scientific) listed on Euronext Growth. She chaired the audit committee of Supersonic Imagine from July 2018 to September 2019 until the acquisition of the company by US group Hologic. From 2013 to June 2022, she chaired the audit committee of ONXEO (listed on Euronext, OMX Copenhagen and now Euronext Growth) and chaired the board from May 2019 to July 2021. In October 2022, she joined the board of DBV Technologies, a company listed on Euronext and Nasdaq, and is a member of the audit committee and of the compensation committee. Ms. Guyot-Caparros is a graduate from ICN (Institut Commercial de Nancy), with specialization in finance and accounting. She holds a chartered accountant degree and a non-executive director qualification awarded by IFA-Science-Po. We believe that Ms. Guyot-Caparros’s experience in finance and business operations qualify her to serve on our Board of Directors.
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
Diversity of the Board of Directors
Our Board of Directors consists of 4 women (including one permanent representative of a corporate board member) and 3 men. We therefore comply with the applicable provisions of the French Commercial Code, which requires that the difference between the number of directors of each gender should be no greater than two.
Family Relationships
There are no family relationships among any of the members of our Board of Directors and Executive Committee.
B. Compensation
Compensation of Members of the Board of Directors
We pay all our Board members, other than as described below, for their service on our Board of Directors. This compensation consists of base compensation (made up of basic fees and supplements depending on their role on the Board and Committees, except for the Chair) and additional compensation as described below (which is based on the length of their service on the Board). Fees are fixed but may be reduced if meeting attendance is under 75%. At our General Meetings of shareholders held on December 20, 2023 and June 26, 2024, shareholders approved the compensation scheme for base compensation as shown below, payable to our directors in respect of 2024:

Member Role	Maximum Allowable Compensation (per year)
Chair of the Board	€90,000
Other Board members	€45,000 plus the supplements listed below, as the case may be
Vice-Chair supplement	€15,000
Lead Independent Member supplement	€15,000
Committee Chair supplement (includes membership of the chaired Committee)	€15,000
Committee membership supplement (per Committee)	€7,500
The shareholders also approved the additional compensation component for each Board member, which is structured as follows (and may be prorated in case the Board member leaves the Board before the date triggering the payment of this compensation):
•€13,300 to be paid approximately one year after the Annual General Meeting of June 2022 (or after the date of appointment of the member concerned, if later);
•€26,600 to be paid approximately two years after the Annual General Meeting of June 2022 (or after the date of appointment of the member concerned, if later);
•€39,900 to be paid approximately three years after the Annual General Meeting of June 2022 (or after the date of appointment of the member concerned, if later) and again annually thereafter.

The following table sets forth the total compensation earned by members of the Board during the year ended December 31, 2024 for their service on our Board, in accordance with the principles described above:

Member	Compensation
Anne-Marie Graffin	€116,600
James Sulat	€107,225
James Connolly	€86,600
Kathrin Jansen	€80,800
Danièle Guyot-Caparros	€28,844.17
Ms. Maïlys Ferrère did not receive any compensation in connection with her representation of Bpifrance Participations on the Board of Directors during the year ended December 31, 2024, as Bpifrance Participations waived its right to receive such compensation. In addition, in accordance with the decision of the Board of Directors held on December 20, 2023, Mr. Thomas Lingelbach does not receive any compensation for his role on the Board of Directors.
Note: In 2024, we also paid €39,789 in total as prorated additional compensation to former members of the Supervisory Board who served until December 20, 2023 (namely Frédéric Grimaud, Sharon Tetlow and Johanna Pattenier).
Compensation of CEO and Associate Managing Officers — 2024
The Company’s general management is currently represented by our CEO (Directeur Général), Mr. Thomas Lingelbach, and the Associate Managing Officers (Directeurs Généraux Délégués) listed below, also appointed in order to assist Mr. Lingelbach in the performance of his duties:
•Franck Grimaud, Chief Business Officer;
•Peter Bühler, Chief Financial Officer;
•Juan Carlos Jaramillo, Chief Medical Officer; and
•Dipal Patel, Chief Commercial Officer.
Note: During the fiscal year 2024, the General Management comprised an additional member, Mr. Frédéric Jacotot, General Counsel & Corporate Secretary, whose functions terminated on July 31, 2024.
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
The following tables set forth compensation earned by the CEO and Associate Managing Officers with respect to the year ended December 31, 2024.

Mr. Thomas Lingelbach – Chief Executive Officer and member of the Board of Directors since December 20, 2023 (previously Chief Executive Officer and Chair of the Management Board)
Mr. Lingelbach’s 2024 compensation is defined in accordance with (a) the provisions of the Management Agreement executed between Mr. Lingelbach and Valneva Austria GmbH, which came into force at the end of our Combined General Meeting held on June 23, 2022 (as amended, notably on December 20, 2023), and (b) the decisions of our Board of Directors, as applicable.

Type of Compensation	Amount of compensation earned	Description
Fixed compensation	€573,195	As per Board of Directors decision dated December 20, 2023.
Annual variable compensation	€378,308.70
75% of 2024 gross annual salary set by the Board of Directors on December 20, 2023.

Validation by the Board of Directors of 75% of the objectives set with respect to the year 2024, on February 14, 2025.

Exceptional compensation	€0
Compensation in connection with Board membership	€0	In accordance with the decision of the Board of Directors of December 20, 2023
Fringe benefits :
– Car rental	Lease fee: €15,840 Insurance: €4,813.64 Other car related expenses (except fuel) : €5,801.76	Maximum €1,320 per month for the lease fee as per Mr. Lingelbach’s Management Agreement.
– Death and endowment insurance policy	€18,000	Long-term life insurance policy as a retirement savings product.
– Reimbursement of home workplace journeys made by flights, and associated costs	€3,145.82	The current Management Agreement executed between Mr. Lingelbach and our subsidiary, Valneva Austria GmbH, provides that Mr. Lingelbach be reimbursed for the costs of weekend flights between hometowns in Germany and Austria and sites of Valneva, these costs including the transfers from and to the airport.
Total compensation	€999,104.92

Mr. Franck Grimaud – Chief Business Officer and Associate Managing Officer since December 20, 2023 (previously Chief Business Officer, Management Board member and Managing Director)
Mr. Grimaud’s 2024 compensation is defined in accordance with (a) the provisions of the Management Agreement executed between Mr. Grimaud and Valneva SE, which came into force at the end of our Combined General Meeting held on December 20, 2023, and (b) the decisions of our Board of Directors, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€291,747.50	As per Board of Directors decision dated December 20, 2023.
Annual variable compensation	€135,662.59
50% of 2024 gross annual salary set by the Board of Directors on December 20, 2023.
Validation by the Board of Directors of 93% of the objectives set with respect to the year 2024, on February 14, 2025.

Fringe benefits :
– Car rental	Lease fee: €15,840 Insurance: €1,899.54 French taxes on the use of vehicles: €20	Maximum €1,320 per month for the lease fee as per Mr. Grimaud’s Management Agreement.
– Garantie Sociale des Chefs et Dirigeants d’Entreprises	€9,021
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

Total compensation	€454,190.63

Mr. Peter Bühler – Chief Financial Officer and Associate Managing Officer since December 20, 2023 (previously Chief Financial Officer and Management Board member)
Mr. Bühler’s 2024 compensation is defined in accordance with (a) the provisions of the Management Agreement executed between Mr. Bühler and Valneva Austria GmbH, , which came into force at the end of our Company's Combined General Meeting held on June 23, 2022 (as amended, notably on December 20, 2023), and (b) the decisions of our Board of Directors, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€410,970	As per Board of Directors decision dated December 20, 2023.
Annual variable compensation	€195,210.75
50% of 2023 gross annual salary set by the Board of Directors on December 20, 2023.
Validation by the Board of Directors of 95% of the objectives set with respect to the year 2024, on February 15, 2025.

Fringe benefits :
– Car allowance	€15,840.00	Maximum €1,320 per month as per Mr. Bühler’s Management Agreement.
– Death and endowment insurance policy	€18,000	Long-term life insurance policy as a retirement savings product.
Total compensation	€640,020.75

Mr. Frédéric Jacotot – General Counsel & Corporate Secretary, Associate Managing Officer from December 20, 2023 until July 31, 2024 (previously General Counsel & Corporate Secretary, Management Board member)
Mr. Jacotot’s 2024 compensation is defined in accordance with (a) the provisions of the Management Agreement executed between Mr. Jacotot and Valneva SE, which came into force at the end of our Company's Combined General Meeting held on December 20, 2023, and (b) the decisions of our Board of Directors, and (c) the provisions of the Settlement Agreement executed with Valneva SE on April 30, 2024 (in the context of Mr. Jacotot’s leaving Valneva), as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€133,054.55	Amount prorated to take account of Mr. JACOTOT's departure date. The officer's fixed annual compensation was set at €228,093.50 by a decision of our Board of Directors on December 20, 2023.
Annual variable compensation	€0	In accordance with the provision of the Settlement Agreement executed with Valneva SE.
Fringe benefits :
– Garantie Sociale des Chefs et Dirigeants d’Entreprises	€10,223.20
Unemployment insurance contract for Company Directors and Managers (Convention Garantie Sociale des Chefs et Dirigeants d’Entreprise) has been granted to Mr. Jacotot with effect as from January 1, 2020. The purpose of this contract is to guarantee the payment of compensation in case of unemployment (up to 70% of the last professional net income filed with the tax authorities).

Total compensation	€143,277.75

 Dr. Juan Carlos Jaramillo – Chief Medical Officer and Associate Managing Officer since December 20, 2023 (previously Chief Medical Officer and Management Board member)
Dr. Jaramillo’s 2024 compensation is defined in accordance with (a) the provisions of the Management Agreement executed between Dr. Jaramillo and Valneva Austria GmbH, , which came into force at the end of the Company's Combined General Meeting held on June 23, 2022 (as amended, notably on December 20, 2023), and (b) the decisions of our Board of Directors, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€375,486.50	As per Board of Directors decision dated December 20, 2023.
Annual variable compensation	€163,336.63
50% of 2024 gross annual salary set by the Board of Directors on December 20, 2023.
Validation by the Board of Directors of 87% of the objectives set with respect to the year 2024, on February 14, 2025.

Exceptional compensation	€0
Fringe benefits: – Car allowance	€15,840	€1,320 per month as per Dr. Jaramillo’s Management Agreement.
– Death and endowment insurance policy	€18,000	€1,500 per month as per Dr. Jaramillo’s Management Agreement.
– Reimbursement of home workplace journeys made by flights, and associated costs	€12,112.26	The current Management Agreement executed between Dr. Jaramillo and the subsidiary Valneva Austria GmbH provides that Dr. Jaramillo be reimbursed for the costs of weekend flights between hometown in Spain and site of Valneva Austria, these costs including the transfers from and to the airport.
Total compensation	€584,775.39

Ms. Dipal Patel – Chief Commercial Officer and Associate Managing Officer since December 20, 2023 (previously Chief Commercial Officer and Management Board member)
Ms. Patel’s 2024 compensation is defined in accordance with (a) the provisions of the Management Agreement executed between Ms. Patel and Valneva UK Ltd, which came into force on November 18, 2022 (as amended, notably on December 20, 2023), and (b) the decisions of our Board of Directors, as applicable.

Type of compensation	Amount of compensation earned (*)	Description
Fixed compensation	£314,150, or €379,389.89	As per Board of Directors decision dated December 20, 2023.
Annual variable compensation	£138,226, or €166,931.55
50% of 2024 gross annual salary set by the Board of Directors on December 20, 2023.
Validation by the Board of Directors of 88% of the objectives set with respect to the year 2024, on February 14, 2025.

Fringe benefits: – Car allowance	£13,392 or €16,173.13	£1,116 per month per Ms. Patel’s Management Agreement.
– Contribution to UK pension plan	£23,561.25, or €28,454.24	7.5% of the gross annual salary
Total compensation	€590,948.81
(*) Exchange rate applied: €1 for £0.82804 (average rate for December 2024). This rate will be updated, in particular with regard to the annual variable compensation, at the time of the bonus payment expected in July 2025 (subject to prior approval by the Company's Annual Ordinary General Meeting to be held in June 2025).

 Compensation of the CEO and Associate Managing Officers —2025
The Board of Directors, during its meeting held on March 19, 2025, confirmed the following base salaries for the current CEO and Associate Managing Officers with respect to the year ended December 31, 2025:

General Management	2025 Base Salary
Thomas Lingelbach	€581,793
Franck Grimaud	€291,748
Peter Bühler	€417,135
Juan Carlos Jaramillo	€413,035
Dipal Patel	£318,077
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
Under our plans that are currently in force (or were in force during 2024), each option converts into one ordinary share. Our stock option plans currently in force do not include a discount on the exercise price.
All stock options not exercised within ten years of the grant date lapse without compensation.

The following table sets forth the stock options outstanding as of December 31, 2024 (or which were in force during 2024):

Plan name	ESOP 2015	ESOP 2016	ESOP 2017	ESOP 2019	SLG SOP 2022	ESOP 2022	SLG SOP 2023	ESOP 2023	SLG SOP 2024	ESOP 2024
General Meeting date	June 26, 2014	June 30, 2016	June 30, 2016	June 28, 2018	June 23, 2022	June 23, 2022	June 21, 2023	June 21, 2023	December 20, 2023	December 20, 2023
Grant date	July 28, 2015	October 7, 2016	December 7, 2017	September 30, 2019	October 10, 2022	October 10, 2022	December 15, 2023	December 15, 2023	October 22, 2024	October 22, 2024
Subscription price	€3.92	€2.71	€2.85	€3.05	€6.47	€6.47	€5.25	€5.25	€2.62	€2.62
Option/share conversion ratio	1: 1	1: 1	1: 1	1: 1	1: 1	1: 1	1: 1	1: 1	1: 1	1: 1
Stock options granted to employees and/or corporate officers by the Management Board at launch of plan	712,000	584,250	1,269,500	2,670,010	1,159,751	2,154,500	1,284,519	2,156,750	2,619,966 (including 1,520,269 to corporate officers)	2,337,750
Vesting dates	July 28, 2017 (for 50% of the options) July 28, 2019 (for the remaining 50%)	October 7, 2018 (for 50% of the options) October 7, 2020 (for the remaining 50%)	December 7, 2019 (for 50% of the options) December 7, 2021 (for the remaining 50%)	September 30, 2020 (for 1/3 of the options) September 30, 2021 (for another 1/3 of the options) September 30, 2022 (for the remainder)	October 10, 2023 (for 1/3 of the options) October 10, 2024 (for another 1/3 of the options) October 10, 2025 (for the remainder)	October 10, 2023 (for 1/3 of the options) October 10, 2024 (for another 1/3 of the options) October 10, 2025 (for the remainder)	December 15, 2024 (for 1/3 of the options) December 15, 2025 (for another 1/3 of the options) December 15, 2026 (for the remainder)	December 15, 2024 (for 1/3 of the options) December 15, 2025 (for another 1/3 of the options) December 15, 2026 (for the remainder)	October 22, 2025 (for 1/3 of the options) October 22, 2026 (for another 1/3 of the options) October 22, 2027 (for the remainder)	October 22, 2025 (for 1/3 of the options) October 22, 2026 (for another 1/3 of the options) October 22, 2027 (for the remainder)
Stock options exercised as of December 31, 2024	478,845	383,250	427,025	0	0	0	0	0	0	0
Shares resulting from exercise of stock options	478,845	383,250	427,025	0	0	0	0	0	0	0
Outstanding stock options as of December 31, 2024	43,655	14,500	551,475	1,596,166	937,224	1,402,750	1,128,809	1,877,000	2,619,966	2,300,500
Of which outstanding stock options held by corporate officers	0	0	0	0	686,315	0	842,347	0	1,520,269	0

Shares potentially resulting from stock option exercise after December 31, 2024	43,655	14,500	551,475	1,596,166	937,224	1,402,750	1,128,809	1,877,000	2,619,966	2,300,500
Stock options having lapsed as of December 31, 2024	189,500	186,500	291,000	1,073,844	222,527	742,750	155,710	279,750	0	37,250

Free Ordinary Shares
Free ordinary shares (actions ordinaires gratuites) are employee equity incentive instruments pursuant to which the beneficiaries are granted, for free, the possibility to receive our ordinary shares under certain conditions.
In 2024, the Company’s Board of Directors granted 991,643 free ordinary shares for the benefit of Executive Committee and members of the Company’s senior management (2023: 445,320). The purpose of these free share plans is to provide a long-term incentive program for the Company’s senior management.
 The following table shows the free ordinary shares outstanding as of December 31, 2024:

Plan name	2019-2023 Free Share Plan (Terminated on March 18, 2024)
General Meeting date	June 27, 2019
Management Board decision	December 19, 2019
Free ordinary shares granted by the Management Board	2,191,947 allocated in three tranches, each amounting to one third of the total individual allocation. If one third is not a whole number, the number of free ordinary shares will be rounded down for the first two tranches and rounded up for the third tranche.
Duration of vesting period
The vesting period was set at two (2) years as from December 19, 2019 for the first tranche, three (3) years as from December 19, 2019 for the second tranche, and four (4) years as from December 19, 2019 for the third tranche. The vesting of free ordinary shares thus became final, for each tranche, at the end of the aforementioned vesting period, subject to the fulfillment of the performance and employment conditions described below.

Date of availability
Following free ordinary shares vesting, no compulsory holding period will be applicable to the beneficiaries that are non-executive employees.
However, in accordance with Section II (4th paragraph) of Article L.225-197-1 of the French Commercial Code, in their meeting held on November 21, 2019, the Supervisory Board decided that the beneficiaries that are corporate officers should keep not less than 20% of the vested free shares of each tranche until termination of their office as Management Board member or corporate officer.

Free ordinary shares fully vested as of December 31, 2024	1,551,039
Free ordinary shares being vested as of December 31, 2023	0
Free ordinary shares lapsed as of December 31, 2023	640,908

Performance and employment conditions set under the plan
Concerning non-corporate officers employees, the vesting of each tranche was contingent upon the beneficiary’s performance in the Relevant Year having been rated not lower than “Meets Expectations” (regardless of any qualifying sign), as assessed by his/her supervisor under the Company’s employee performance appraisal rules.
Concerning corporate officers, the vesting of each tranche was contingent upon the level of achievement of the Management Board member’s collective and individual goals in the Relevant Year (as defined below), as assessed by the Supervisory Board (or the Board of Directors), starting above 60% (60% = no vesting) and increasing in a linear way, so that 80% goal achievement resulted in vesting of 50% of the relevant tranche and 100% goal achievement resulted in vesting of 100% of the relevant tranche.
Relevant Year means 2021 for the first tranche, 2022 for the second tranche and 2023 for the third tranche. When a vesting period expired before the performance has been assessed for the Relevant Year, the vesting of the relevant tranche will be postponed until all Participants had been assessed.
Additionally, the beneficiaries had to continuously remain a corporate officer or employee (full time or not less than 80%) of the Company or a direct or indirect subsidiary of the Company until vesting of the free ordinary shares granted to them, subject to the retirement exception below or any individual exemption.

Provisions relating to retirement
The beneficiaries who, prior to the vesting of all or part of the free ordinary shares granted to them, retired in accordance with the age requirements of their pension plan, retained a portion of their free ordinary shares, and this applied to each of the tranches that had not yet vested. When applicable, the number of shares thus retained has been calculated according to the period elapsed between the date of the initial allocation of free ordinary shares until the date of the executive’s retirement, in relation to the total duration of the tranche in question (two, three or four years) – provided, however, that the performance condition defined in the plan was declared satisfied during the performance appraisal immediately preceding the retirement of the beneficiary in question. In the case of beneficiaries who were corporate officers, the level of performance had also an impact on the amount of free ordinary shares they could keep.

Provisions relating to a change of control
If (a) a Change of Control (as defined below) had occurred not earlier than December 19, 2021, and (b) the performance condition stated above had been met for the calendar year immediately preceding the year of Change of Control (or for the year of Change of Control if already assessed), all tranches would have vested immediately. In the case of beneficiaries who were corporate officers, their level of performance would also have affected the amount of shares that would have been subject to this accelerated vesting.
Change of Control means that a person or entity other than the Company’s current shareholders has taken control of the Company, “control” having the meaning set forth in Article L 233-3 of the French Commercial Code.

Plan name	2022-2025 Free Share Plan
General Meeting date	June 23, 2021
Management Board decision	October 10, 2022
Free ordinary shares granted by the Management Board	374,390 allocated in three tranches, each amounting to one third of the total individual allocation. If one third is not a whole number, the number of free ordinary shares will be rounded down for the first two tranches and rounded up for the third tranche.
Duration of vesting period
The vesting period is set at two (2) years as from October 10, 2022 for the first and the second tranches, and three (3) years as from October 10, 2022, for the third tranche. The vesting of free ordinary shares thus becomes final, for each tranche, at the end of the aforementioned vesting period, subject to the fulfillment of the employment condition described below.

Date of availability
Following free shares vesting, no compulsory holding period will be applicable to the beneficiaries that are non-executive employees.
However, in accordance with Section II (4th paragraph) of Article L.225-197-1 of the French Commercial Code, in their meeting held on June 22, 2022, the Supervisory Board decided that the beneficiaries that are corporate officers should keep not less than 20% of the vested free shares of each tranche until termination of their office as Management Board member or corporate officer.

Free ordinary shares fully vested as of December 31, 2024	217,102
Free ordinary shares being vested as of December 31, 2024	104,904
Free ordinary shares lapsed as of December 31, 2024	52,384
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
Provisions relating to a change of control
In the event of a Change of Control, beneficiaries will immediately and definitively receive all of their free ordinary shares in the process of being acquired under all tranches of the plan.
“Change of Control” means that a person or entity other than the Company’s current shareholders has taken control of the Company, “control” having the meaning set forth in Article L.233-3 of the French Commercial Code.

Plan name	2022 Special Free Share Plan Number 2 (Plan terminated on October 10, 2024)
General Meeting date	June 23, 2021
Management Board decision	December 6, 2022
Free ordinary shares granted by the Management Board	December 6, 2022
Duration of vesting period
The vesting period for the shares was set at two (2) years from December 6, 2022. The vesting of free ordinary shares thus became final, for each tranche, at the end of the aforementioned vesting period, subject to the fulfillment of the employment condition described below.

Date of availability
No holding period is applicable to ordinary shares vested under this plan. However, in accordance with Section II (4th paragraph) of Article L.225-197-1 of the French Commercial Code, in their meeting held on May 4 and October 12, 2022, the Supervisory Board decided that the beneficiary should keep not less than 10% of the vested free shares of each tranche until termination of his office as Management Board member or corporate officer.

Free ordinary shares fully vested as of December 31, 2024	27,521
Free ordinary shares being vested as of December 31, 2024	0
Free ordinary shares lapsed as of December 31, 2024	0
Performance and employment conditions
The beneficiary of the plan had to retain, on an ongoing basis, the status of corporate officer or employee (full-time or at least 80%) of the Company or of a direct or indirect subsidiary of the Company until the vesting of the free ordinary shares allocated to him. There is no performance condition.

Provisions relating to a change of control
If (a) a Change of Control had occurred before December 6, 2024, and (b) the above-mentioned employment conditions was satisfied until the Change of Control, and (c) Article L.225-197-1, III of the French Commercial Code did not apply, the plan would have been cancelled and the Company would have indemnified the beneficiaries for the loss of unvested free ordinary shares granted under the cancelled plan, subject however to the shareholders’ approval to the indemnity so allocated. The gross amount of this indemnity would have been calculated as though such free shares had been vested upon the Change of Control.

“Change of Control” means that a person or entity other than the Company’s current shareholders has taken control of the Company, “control” having the meaning set forth in Article L.233-3 of the French Commercial Code.

Plan name	2023-2026 Free Share Plan
General Meeting date	June 23, 2021
Management Board decision	December 15, 2023
Free ordinary shares granted by the Management Board
445,320 allocated in three tranches, each amounting to one third of the total ordinary shares granted by the Management Board. If one third is not a whole number, the number of free shares will be rounded down for the first two tranches and rounded up for the third tranche.

Duration of vesting period
The vesting period is set at two (2) years as from December 15, 2023 for the first and the second tranches, and three (3) years as from December 15, 2023, for the third tranche. The vesting of free ordinary shares thus becomes final, for each tranche, at the end of the aforementioned vesting period, subject to the fulfillment of the employment condition described below.

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

Free ordinary shares fully vested as of December 31, 2024	0
Free ordinary shares being vested as of December 31, 2024	388,472 (including 216,600 for executive corporate officers)
Free ordinary shares lapsed as of December 31, 2024	56,848
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

Plan name	Free ordinary share plan 2024-2027
General Meeting date	December 20, 2023
Board of Directors decision	October 22, 2024
Free ordinary shares granted by the Board of Directors
991,643 allocated in three tranches, each amounting to one third of the total ordinary shares granted by the Board of Directors. If one third is not a whole number, the number of free shares will be rounded down for the first two tranches and rounded up for the third tranche.

Duration of vesting period
The vesting period is set at two (2) years as from October 22, 2024 for the first and the second tranches, and three (3) years as from October 22, 2024, for the third tranche. The vesting of free ordinary shares thus becomes final, for each tranche, at the end of the aforementioned vesting period, subject to the fulfillment of the employment condition described below.

Date of availability
In accordance with the decisions of the Board of Directors of June 25, 2024 and October 22, 2024, and pursuant to Section II (5th paragraph) of Article L. 225-197-1 of the French Commercial Code when applicable, the executive corporate officers (CEO - Directeur Général, and Associate Managing Officers - Directeurs Généraux Délégués) as well as each other members of the Executive Committee, should keep not less than 20% of the vested free shares of each tranche until termination of their Executive Committee membership and, when applicable, their corporate office.

Free ordinary shares fully vested as of December 31, 2024	0
Free ordinary shares being vested as of December 31, 2024	991,643 (including 436,534 by executive corporate officers)
Free ordinary shares lapsed as of December 31, 2024	0
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
Provisions relating to a change of control
If a Change of Control takes place before October 22, 2026, and Article L.225-197-1, III of the French Commercial Code does not apply, the plan will be canceled and the Company will indemnify the beneficiaries for the loss of unvested free ordinary shares granted under the canceled plan, subject however for the beneficiaries that are corporate officers to the shareholders’ approval to the indemnity so allocated. The gross amount of this indemnity will be calculated as though such free shares had been vested upon the Change of Control. The conditions and limitations set forth in the applicable plan rules will apply to this calculation mutatis mutandis.
“Change of Control” shall mean that a person or entity other than the Company’s current shareholders has taken control of the Company, “control” having the meaning set forth in Article L.233-3 of the French Commercial Code.

Phantom Shares
In recent years, we established Phantom Stock Option Programs with terms and conditions similar to the then-existing Employee Stock Option Plans (or “ESOPs”) described above, for employees who are U.S. tax citizens.
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
As of December 31, 2024, the Phantom Stock Option Programs and Phantom Free Share plan consisted of an aggregate of 39,500 phantom shares.
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
C. Board Practices
On December 20, 2023, our shareholders approved the change from a two-tier governance system, under which we were governed by a Supervisory Board and Management Board, to a one-tier governance system led by a Board of Directors, with our senior management comprising an Executive Committee. Responsibility for the management of the Company rests with our Executive Committee, notably through our Chief Executive Officer (Directeur Général) and four other members appointed as Associate Managing Officers (Directeurs Généraux Délégués) who together form the Company’s General Management.
We present the details of the Board of Directors below.
Composition
The Board of Directors is composed of a minimum of three and a maximum of eighteen members. Directors are appointed for a renewable term of three years at the general meeting of shareholders. The age limit for the members of the Supervisory Board is 80, and no more than 20% of the directors may be over 75 years old. The limitations on holding such an appointment concurrently with an appointment in another company are subject to the applicable legal and regulatory provisions. Six out of seven of our directors were appointed by our shareholders during our Combined General Meeting on December 20, 2023, and one was newly appointed by our shareholders during our Combined General Meeting on June 26, 2024. The terms of Mr. Connolly, Ms. Graffin, Dr. Jansen, and Mr. Lingelbach will expire at the end of the annual General Meeting of shareholders to be held in June 2026. The terms of Mr. Sulat and Bpifrance Participations, represented as of the date of this annual report by Ms. Maïlys Ferrère, will expire at the end of the annual General Meeting of shareholders to be held in June 2025. The terms of Ms. Guyot-Caparros will expire at the end of the annual General Meeting of shareholders to be held in June 2027. The Ordinary General Meeting of shareholders may revoke the appointments of directors at any time by a simple majority vote. The directors are appointed by the shareholders and may be individuals or companies (represented by a designated individual). With the exception of Mr. Lingelbach, our Chief Executive Officer and member of the Board of Directors who has a Management Agreement with our subsidiary Valneva Austria GmbH, none of our directors serve pursuant to a service contract providing benefits upon termination of service as a director.
Role of the Board in Risk Oversight
Our Board of Directors is primarily responsible for the oversight of our risk management activities and has delegated to the Audit, Compliance and Risk Committee (as defined below) the responsibility to assist the Board in this task. While our Board oversees our risk management, our management, through the Executive Committee, is responsible for day-to-day risk management processes. Our Board expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Board. We believe this division of responsibilities is the most effective approach for addressing the risks we face.
Committees
The Board of Directors has established four committees, each of which operates pursuant to rules of procedure adopted by the Board. These committees are the Audit, Compliance and Risk Committee, the Nomination, Governance and Compensation Committee, the Science and Technology Committee, and the ESG Committee. The Science and Technology Committee was previously referred to as the “Scientific Committee” until it was renamed in the internal rules adopted by our Board of Directors on September 25, 2024. The respective responsibilities of the Audit, Compliance and Risk Committee and the ESG Committee have been reviewed during 2024 to take account of the latest legislation on sustainability reporting.
Subject to available exemptions, the composition and functioning of all of our Committees will comply with all applicable requirements of the French Commercial Code, the Exchange Act, the Nasdaq listing rules and SEC rules and regulations.
In accordance with French law, Committees of our Board only have an advisory role and can only make recommendations to our Board of Directors. As a result, decisions are made by our Board of Directors taking into account non-binding recommendations of the relevant Board Committee.
Audit, Compliance and Risk Committee
The Audit, Compliance and Risk Committee assists our Board in its oversight of our corporate accounting and financial reporting and oversees the selection of our auditors, their remuneration and independence and keeps the Board informed on control systems, key processes and procedures, security and risks. In accordance with the operating rules adopted by the board, the committee is composed of at least three members (or their permanent representatives) appointed by the Board.
The members of our Audit, Compliance and Risk Committee as of the date of this annual report are Danièle Guyot-Caparros (chair), James Sulat and James Connolly. Our Board has determined that Ms. Guyot-Caparros, Mr. Sulat and Mr. Connolly are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our Board has further determined that Ms. Guyot-Caparros and Mr. Sulat are “Audit Committee Financial Experts” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq listing rules.
The principal responsibility of our Audit, Compliance and Risk Committee is to monitor the existence and efficacy of our financial audit and risk control procedures on an ongoing basis.
The Committee supports the Board in fulfilling the Board’s oversight responsibilities with respect to the following:
•our corporate accounting and financial reporting processes,
•our sustainability information reporting processes,
•our systems of internal control over financial and sustainability reporting, and
•audits of our financial statements.
Additionally, the committee monitors and discusses the quality and integrity of our financial statements and our reports, including sustainability information included therein, by evaluating and overseeing the qualifications, independence and performance of the firm or firms engaged as our independent external auditors, both for the purpose of preparing or issuing an audit report or performing financial audit services, and for the purpose of certifying our reporting of sustainability information.
Nomination, Governance and Compensation Committee
Our Nomination, Governance and Compensation Committee assists our Board with respect to the appointment and the compensation of the members of our Board and Executive Committee. In accordance with operating rules adopted by the Board, the Nomination, Governance and Compensation Committee is composed of at least three members (or their permanent representatives) appointed by the Board.
The members of our Nomination, Governance and Compensation Committee as of the date of this annual report are Anne-Marie Graffin, James Sulat and James Connolly, all of whom are independent. Ms. Graffin served as the chair of the Committee until December 18, 2024 and was replaced by Mr. Connolly on that date.
Our Board of Directors has assigned the following duties specifically to the Nomination, Governance and Compensation Committee:
•reviewing our compensation policy, in particular the description of our collective objectives (applicable company-wide) and individual objectives (for members of the Executive Committee),
•reviewing the compensation of the members of our Executive Committee,
•examining and making proposals with respect to the various components of corporate officers’ compensation, the policy concerning the distribution of equity such as warrants, stock options, grants and capital increases reserved for members of our savings plan the allocation of incentive bonuses and all the provisions relating to retirement benefits and any other kind of benefit,

•examining the amount of attendance fees among Board members,
•assisting the Board in the selection of directors, the members of the Executive Committee, and the members of Board committees, and
•making recommendations with respect to the independence of the members of the Board and committees.
Science and Technology Committee (previously known as “Scientific Committee” until September 25, 2024)
Our Science and Technology Committee (initially established on December 20, 2023 as “Scientific Committee”) assists our Board in oversight of the Company’s research and development programs, portfolio strategy and capital allocation, and scientific and technological expertise.
In accordance with operating rules adopted by the Board, the Science and Technology Committee is composed of at least two members (or their permanent representatives) appointed by the Board. The members of our Science and Technology Committee are Kathrin Jansen and Thomas Lingelbach. Dr. Jansen is the chair of the committee.
Environmental, Social and Governance (ESG) Committee
Our Environmental, Social, and Governance Committee, or the ESG Committee, assists our Board in fulfilling its responsibilities relating to ESG matters under applicable law and as the Board may otherwise determine, including review of the Company’s ESG strategy and capital allocations and public disclosures on ESG matters. In accordance with operating rules adopted by the Board, the ESG Committee is composed of at least three members (or their permanent representatives) appointed by the Board. The members of our ESG Committee as of the date of this annual report are Thomas Lingelbach, Kathrin Jansen and Bpifrance Participations, represented by Maïlys Ferrère. Mr. Lingelbach is the chair of the committee.
D. Employees
As of December 31, 2024, we had a headcount of 713 employees located in Austria, Canada, France, Sweden, the United Kingdom and the United States. The table below shows the number of employees employed by us and each of our subsidiaries:

Location	Number of Employees
Valneva Austria GmbH	305
Valneva Canada Inc.	10
Valneva France SAS	14
Valneva Scotland Ltd	155
Valneva SE	58
Valneva Sweden AB	129
Valneva UK Ltd	12
Valneva USA, Inc.	30
Total	713
Of these employees, approximately 41% were primarily engaged in manufacturing, 25% in research and development, 23% in general and administrative functions, and 10% in commercial operations.
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
Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders
The following table and accompanying footnotes sets forth, as of December 31, 2024, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•each of the members of our Board of Directors (including the former Chair of the Management Board) and our Associate Managing Officers (former Management Board members), individually or as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free ordinary shares that vest within 60 days of December 31, 2024 and options that are currently exercisable or exercisable within 60 days of December 31, 2024. Ordinary shares subject to free ordinary shares that vest within 60 days of December 31, 2024, and options currently exercisable or exercisable within 60 days of December 31, 2024 are deemed to be outstanding for computing the percentage ownership of the person holding these free ordinary shares or options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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

	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders:
CDC (Bpifrance Participations, CDC Croissance and CNP Assurances) (1)	14,093,426	8.67
Including Bpifrance Participations SA (legal entity member of the Board of Directors)	8,619,478	5.30
Pfizer Inc.(2)	9,554,395	5.88
Members of the Board of Directors (3):
Mr. Thomas Lingelbach	556,536	*
Ms. Anne-Marie Graffin	25,250	*
Mr. James Sulat	97,367	*
Mr. James Connolly	—	—
Ms. Danièle Guyot-Caparros	—	—
Ms. Kathrin Jansen	—	—
Bpifrance Participations (represented by Maïlys Ferrère)	8,619,478	5.30
Associate Managing Officers (members of the Management Board until December 20, 2023) (3):
Mr. Franck Grimaud	685,831	*
Mr. Peter Bühler	137,373	*
Mr. Juan Carlos Jaramillo	99,305	*
Ms. Dipal Patel	45,932	*
All members of our Board of Directors and Associate Managing Officers as a group	15,741,020	9.54%
*    Represents beneficial ownership of less than 1%.
(1)As reported in a Schedule 13D filed with the SEC on September 17, 2024. As of September 17, 2024, (i) Bpifrance Participations held directly 8,639,886 Ordinary Shares and 17,259,364 Voting Rights, and (ii) CDC Croissance held, through CDC PME CROISSANCE, 5,473,240 Ordinary Shares and 5,473,240 Voting Rights. Neither Bpifrance nor EPIC held any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 8,639,886 Ordinary Shares and 17,259,364 Voting Rights indirectly through its 99.99%ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 8,639,886 Ordinary Shares and 17,259,364 Voting Rights indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of (x) 8,639,886 Ordinary

Shares and 17,259,364 Voting Rights, indirectly through its joint ownership and control of Bpifrance, (y) 5,473,240 Ordinary Shares and 5,473,240 Voting Rights, indirectly through its ownership of CDC Croissance and (z) 708 Ordinary Shares and 708 Voting Rights, indirectly through its ownership of CNP Assurances. And as completed by a change in balance of quantities of securities for Bpifrance Participations after a transaction on November 8, 2024.
(2)As reported in a notification of statutory threshold crossing addressed to the Company on September 23, 2024. The principal address for Pfizer Inc. is 235 E. 42nd Street, New York, NY 10017.
(3)The business address of Messrs. Thomas Lingelbach, Juan Carlos Jaramillo and Peter Bühler is located at Valneva Austria GmbH, Campus Vienna Biocenter 3, 1030, Vienna (Austria). The business address of Ms. Dipal Patel is located at: Valneva UK Ltd, Centaur House, Ancells Business Park, Ancells Road, Fleet, Hampshire, U51 2UJ (United Kingdom).
Significant Changes in Percentage Ownership
The significant changes in the percentage ownership held by our principal shareholders since January 1, 2022 were primarily the result of (i) our issuance and sale of 8,145,176 ordinary shares (including in the form of ADSs) in our May 2021 U.S. public offering and European private placement, (ii) our issuance and sale of 5,175,000 ordinary shares (including in the form of ADSs) in our November 2021 U.S. public offering and European private placement, (iii) our issuance and sale of 9,549,761 ordinary shares to Pfizer in June 2022, (iv) our issuance and sale of 21,000,000 ordinary shares (including in the form of ADSs) in our October 2022 U.S. public offering and European private placement and (v) our issuance and sale of 23,000,000 ordinary shares in our September 2024 Private Placement.
Voting Rights
A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years, starting from the registration of the Company in the form of a European company.
Shareholders in the United States
To our knowledge, as of October 31, 2024, 37,345,270 shares, or 22.98% of our ordinary shares outstanding at that date, were held of record by 50 residents of the United States.
B. Related Party Transactions
Related Person Transaction Policy
We comply with French law regarding approval of transactions with related parties.
The latest version of our Related Person Transaction Policy was adopted by the Board of Directors in December 2023. This policy sets forth our procedures for the identification, review, consideration and approval or ratification of Related Person Transactions (as defined below). For purposes of our policy only, a related person transaction is a transaction, arrangement or similar contractual relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants and (a) the amount involved in the transaction exceeds $120,000 or (b) certain transactions that fall within the scope of the relevant provisions of the French Commercial Code, with the exception of usual transactions concluded under normal conditions. A related person is any member of the Board of Directors, a Directeur Général Délégué (certain members of our Executive Committee), or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.
Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to the Board of Directors for review, consideration, assessment, and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction, and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each member of our Board of Directors and Executive Committee and, to the extent feasible, significant shareholders to enable us to identify any existing or potential related person transactions and to effectuate the terms of the policy.
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
In considering related person transactions, the Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:
•the risks, costs and benefits to us;
•the impact on the independence of a member of the Board of Directors in the event the related person is a member of the Board of Directors, an Immediate Family Member of a member of the Board or an entity with which a member of the Board of Directors or a Directeur Général Délégué is affiliated;

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
Related Person Transactions
Since January 1, 2024, we have engaged in the following Related Person Transactions:

Indemnification Agreements
We entered into an indemnification agreement in 2024 with Ms. Danièle Guyot-Caparros, who became a member of our Board of Directors on June 26, 2024, under which she qualified as a Related Person.
We first entered into indemnification agreements with each of member of our then-existing Management Board (now members of the Executive Committee) and Supervisory Board (now the Board of Directors) in connection with our global offerings in 2021 and 2022, and we have since entered into new agreements with each of our new directors and officers.
With certain exceptions and subject to limitations on indemnification under French law, indemnification agreements provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We have liability insurance for the members of our Executive Committee and Board of Directors. We believe that this insurance and these agreements are necessary to attract qualified members of the Executive Committee and Board of Directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Settlement Agreement with Mr. Frédéric Jacotot, former Associate Managing Officer (Directeur Général Délégué) of our Company
We entered into a settlement agreement to document the terms agreed with our former General Counsel, Mr. Frédéric Jacotot, regarding his retirement from Valneva on July 31, 2024.
Pursuant to the terms of the Settlement Agreement and in accordance with his Management Agreement, Mr. Jacotot received a gross termination indemnity of €152,062, equal to his 2024 annual base salary less the salary paid during his notice period (four months). This was approved by our shareholders at the June 2024 Annual General Meeting.
The Settlement Agreement further provides that Mr. Jacotot will keep the benefit of all tranches (three tranches) of free ordinary shares granted to him under Valneva’s 2022-2025 Free Share Plan.
Service Agreement (Contrat de Prestation de Services d’Accompagnement) executed with Bpifrance Participations
Pursuant to the European Corporate Sustainability Reporting Directive, we have an obligation to provide certain data relating to the environmental impact of our operations and to put in place a strategy relating to such impact.
In this context, we entered into a service agreement (Contrat de Prestation de Services d’Accompagnement) with a provider specialized in climate strategy to support the calculation of Scope 3 emissions and assist with preparing a climate strategy.
Bpifrance Participations, also a party to this agreement, acts as a financing provider, covering part of the fees we owe to the service provider (financing provided for the total amount of €18,300).
Transactions With Groupe Grimaud and Affiliates
In September 2018, we entered into a collaboration and research license agreement, or CRLA, with Groupe Grimaud La Corbière SA (now Groupe Grimaud Corbière SAS), or Groupe Grimaud, which was subsequently assigned to Vital Meat SAS, or Vital Meat, a French company and affiliate of Groupe Grimaud, for the purpose of collaborating with Groupe Grimaud to explore the possibility of using our avian cell lines to produce nutritional meat-like substances. Under this agreement, we granted Groupe Grimaud non-exclusive research license to use our EBx platform (excluding EB66), provided Groupe Grimaud with certain assistance and provided office space and certain equipment to Groupe Grimaud in connection with such research.
Following expiration of the CRLA, in May 2022 we entered into a sale and licensing agreement, or EBx Agreement, with Vital Meat, pursuant to which we agreed to sell our “Cleanmeat” patent and the EBx platform (excluding EB66) to Vital Meat and granted Vital Meat an exclusive commercial license to use certain Valneva know-how and patents in the context of developing nutritional meat-like substances. The EBx Agreement provides for upfront and milestone payments to Valneva of €4.0 million, royalties equal to three percent of net sales of products developed using the EBx platform, and sublicensing revenues ranging from 25% to 75%. We received €450,000 pursuant to the EBx Agreement in 2024 (€0 in

2023). In June 2023, we amended certain non-financial terms of the EBx Agreement, including to allow for sublicensing and subcontracting relating to development activities.
Vital Meat also continues to rent certain of our office space and equipment pursuant to a premises and equipment provision agreement dating to September 2018 which was last amended in December 2024. Groupe Grimaud and affiliates paid €145,754 under this agreement in 2024 (2023: €129.3 thousand).
Since August 26, 2024, Groupe Grimaud La Corbière no longer holds more than 5% of our outstanding share capital, and the Groupe and its affiliates have therefore ceased to be related persons under our policy.

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
C. Material Contracts
Agreements Relating to Product Sales
Department of Defense Contracts
In September 2020, the U.S. Department of Defense, Defense Logistics Agency, or DLA, awarded us a new contract for the supply of IXIARO, following previous contracts we have had with DLA since January 2019. The terms of the agreement contemplated an initial base year followed by two option years, each with a range of minimum and maximum potential dose orders. The base year had a minimum value of approximately $53 million for 370,000 doses, and the first option year, which DLA exercised, had a minimum value of approximately $28.8 million for 200,000 doses. The second option year, which DLA did not exercise, had a minimum value of approximately $36 million for 250,000 doses. We also agreed to provide additional inventory after September 2023 to mitigate the potential impact of unused stock that may expire. This replacement inventory was to be provided without cost to DLA resulting in a contract liability amounting to $5.2 million (€4.7 million) recognized as of December 31,, 2023. The replacement inventory were provided during 2024, therefore the contract liability is nil as of December 31, 2024
In September 2023, the DLA awarded us a new one-year contract for the supply of IXIARO. The contract has a minimum value of approximately $32.3 million for approximately 200,000 doses. In January 2025, the DLA awarded us with a further one-year contract for the supply of IXIARO, with a minimum value of approximately $32.8 million for approximately 200,000 doses.
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
VBI Distribution Agreement
In December 2022, Valneva Austria GmbH entered into an agreement, or the VBI Distribution Agreement, with VBI Vaccines B.V., or VBI, relating to Valneva’s distribution of VBI’s hepatitis B vaccine PreHevbri, or the Product. The VBI Distribution Agreement had an initial term until December 31, 2025, with the possibility of renewal for an additional two years.
In July and August 2024, VBI’s parent company, VBI Vaccines Inc., commenced bankruptcy proceedings in Canada under the Companies’ Creditors Arrangement Act and in the United States under Chapter 15 of the Bankruptcy Code, and delisted from the Nasdaq Stock Market. In connection with these proceedings, VBI voluntarily withdrew PreHevbri from the market and Marketing Authorization for the product in the European Union was withdrawn. In light of these events, we consider the agreement to be terminated, and Valneva has taken steps to destroy any remaining stock of the product.

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
Following the signature of the amendment to the Pfizer License in June 2022, Valneva will finance 40% of the costs of Phase 3 costs, compared to 30% in the initial agreement. In addition, Pfizer is paying Valneva royalties ranging from 14% to 22%, compared to royalties starting at 19% in the initial agreement.
On June 22, 2022, Pfizer invested €90.5 million ($95 million), or 8.1% of Valneva’s share capital at a price of €9.49 per share, through a reserved capital increase designed to strengthen the strategic partnership between the two companies in Lyme disease. Valneva used the proceeds of this investment to finance a portion of its contribution to the Phase 3 Lyme program.

CEPI Funding Agreements
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
Under the agreement, we were obligated to pay CEPI up to $7.0 million in commercial and related milestones, of which $3.0 million was paid in 2024, and to supply CEPI with specified quantities of the chikungunya drug product or investigational product in case of an outbreak or increased outbreak preparation need. This includes maintaining at our cost a one-year rolling safety stock comprised of not less than 200,000 doses of chikungunya vaccine, referred to as the Safety Stock. In case the Safety Stock is used to address an outbreak or increased outbreak preparation need, and CEPI wishes to replenish such Safety Stock, CEPI shall pay us the related production costs.
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
In connection with our obligations under the CEPI Agreement, and following the execution of a binding term sheet in May 2020, in January 2021 we entered into definitive agreements with Instituto Butantan, a Brazilian public institute, and Fundação Butantan, a Brazilian non-profitable private foundation of the Instituto Butantan, which we refer to jointly as Butantan, engaged in the research, development, manufacture, and commercialization of vaccines in Brazil, pursuant to which we and Butantan intend to collaborate to transfer our drug product technology to Butantan, to enable Butantan to develop, manufacture, and commercialize our chikungunya vaccine in Latin America and in certain low and middle income countries and obtain WHO prequalification. In turn, Butantan will support certain clinical and Phase 4 observational studies that we will use to meet regulatory requirements with the FDA. Butantan will also have to comply with certain CEPI requirements, among others, equitable access to the product and outbreak related obligations, including maintaining a Safety Stock.
In July 2024, we entered into a further funding agreement, or the 2024 CEPI Agreement, with CEPI, under which we will receive an additional $41.3 million in funding over the next five years from CEPI, with support from the European Union’s Horizon Europe program. This funding will be paid in a series of six-month tranches in advance of agreed milestones, and is intended to support post-marketing trials for IXCHIQ and potential label extensions to enable the vaccine to be administered to children, adolescents and pregnant women, including retroactive funding for certain activities commenced prior to the entry into the agreement.
The 2024 CEPI Agreement sets up a framework that applies to our relationship with Butantan and the Serum Institute of India (SII), which is further discussed below. Under the CEPI framework, we are required to prioritize the public health systems in Non Traveler’s Market Countries, taking into consideration public sector demand, production capacity and contractual obligations existing prior to any public sector purchase agreements. CEPI also retains the first right to provide additional funding and support for the further development, manufacture and deployment of the IXCHIQ vaccine in Non-Traveler’s Market Countries.
The 2024 CEPI Agreement sets up a governance structure that enables CEPI to be further involved in meetings with our partners, Butantan and SII, as well as in meetings with regulatory authorities to the extent permitted by such authorities.
Serum Institute of India Master Collaboration and License Agreement
In December 2024, we entered into an exclusive license agreement with the Serum Institute of India (SII) to expand access to our chikungunya vaccine to low and medium income countries in Asia. The agreement falls within the framework of the 2024 CEPI Agreement. Under the agreement, the parties will conduct a technology transfer of the drug product manufacturing process to SII, which will establish its own drug product manufacturing process and along with the drug substance from us, will manufacture its own vaccine and be responsible for seeking and maintaining regulatory approval of the vaccine in India and certain other countries in Asia.
SII will also be required to comply with certain CEPI requirements, including equitable access to the product and outbreak-related obligations, including maintaining a Safety Stock.
LimmaTech Development, Collaboration, License and Commercialization Agreement
In July 2024, Valneva Austria GmbH entered into an exclusive agreement with LMBT Biologics AG, or LimmaTech, to develop, manufacture and commercialize globally Shigella4V, or S4V, a vaccine candidate for the prevention of shigellosis. Under the terms of the agreement, LimmaTech received an upfront payment of €10 million, LimmaTech is also eligible to receive milestone payments over the course of the product candidate’s development, and royalties on sales of the product, if approved. The level of royalty payments varies between developed countries, where the vaccine will be marketed to travelers, and low and middle income countries, or LMICs.
LimmaTech is responsible for the development of the product until the first Phase 2 controlled human infection model, or CHIM study, and we are responsible for subsequent development of the product candidate, as well as filing for regulatory approvals and commercialization. LimmaTech will be responsible for development costs up to a capped amount, and we will assume all subsequent development costs.
LimmaTech will retain ownership of its own IP assets under the agreement. After the end of Phase 2 trials, we have the right to take over the prosecution and maintenance of any of LimmaTech’s patent rights that solely cover S4V.
The agreement expires on a country-by-country basis, upon the expiration of the last royalty term for any licensed product in such country, up to the end of 2046 at the latest. Either party may terminate the agreement if there is a material breach of the terms which is not cured within the specified time period. LimmaTech is also permitted to terminate the agreement if we challenge the patent rights licenced under the agreement. Finally, by the end of the Phase 2 trials, if we are not in ongoing negotiations, or fail to enter into a sub-licence agreement with a partner to commercialize the product through publicly funded or other not-for-profit channels in LMIC territories within six months of the end of the Phase 2 trials, LimmaTech has the right to terminate the agreement only with respect to such LMIC territories.
After the completion of the Phase 2 CHIM study, we have the right to terminate the agreement, either with respect to the LMIC territory or in its entirety. We also have the right to terminate the agreement if the expected results in the Phase 2 trials is not met.

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
Valneva and IDT entered into a product schedule pertaining to the manufacturing of our chikungunya vaccine, or the VLA1553 Product Schedule, in December 2022. Pursuant to the VLA1553 Product Schedule, IDT performs the fill and finish and lyophilization of the drug product of our chikungunya vaccine (VLA1553) using bulk drug substance batches received from Valneva. The VLA1553 Product Schedule will remain in place until December 31, 2029 and will automatically renew thereafter unless previously terminated.
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
E. Taxation
Material U.S. federal income tax considerations for U.S. Holders
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including state, local, and non-U.S. tax considerations, estate and gift tax considerations, the impact of special tax accounting rules under Section 451(b) of the Code or the alternative minimum tax provisions of the Code, the potential application of the Medicare contribution tax, and tax considerations applicable to U.S. Holders subject to special rules, such as:
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
For foreign tax credit purposes, our dividends will generally be treated as passive category income. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, any French income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. U.S. Treasury regulations may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any French income tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
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
Financial Transactions Tax and Registration Duties
Pursuant to Article 235 ter ZD of the FTC, purchases of ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the AMF are subject to a 0.3% French tax on financial transactions for purchases made before April 1, 2025 and 0.4% as from this date provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year, within the meaning of Article 235 ter ZD of the FTC, is published annually by the French tax authorities in their official guidelines.
As at December 1, 2024, our market capitalization did not exceed 1 billion euros, pursuant to BOI-ANNX-000467-23/12/2024.
As a result, the acquisition of ADSs is currently out of the scope of the tax on financial transactions, but this may change in the future. Purchases of our ADSs may, however, become subject to the tax on financial transactions as from January 1, 2026, provided that our market capitalization exceeds 1 billion euros as at December 1, 2025 and that the Nasdaq Global Market is acknowledged by the French AMF.
In the case where Article 235 ter ZD of the FTC is not applicable, the French tax code provides that transfers of shares—issued by a French company which are listed on a regulated or organized market within the meaning of Articles L421-1 and L424-1 of French monetary code (Code monétaire et financier) or, pursuant to French tax administrative doctrine (BOI-ENR-DMTOM-40-10 24/04/2024 # 30), listed on another similar regulated or organized market operating under similar conditions—are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written deed (acte) executed either in France or outside France.
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

Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:
•such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with French guidelines (BOI-INT-DG-20-20-20-20-12/09/2012); or
•the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.
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
Estate and Gift Taxes
In general, a transfer of securities by gift or by reason of death of a U.S. holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the double tax treaty entered into between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 which came into force on October 1, 1980 (as amended by any subsequent protocols, including the protocol of December 8, 2004), unless (i) the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or (ii) the ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.
Wealth Tax
Since January 1, 2018, the French wealth tax (impôt de solidarité sur la fortune) has been repealed and replaced by the French real estate wealth tax (impôt sur la fortune immobilière). Its scope is narrowed to real estate assets (and certain assets deemed to be real estate assets) or rights, held directly or indirectly through one or more legal entities and whose net taxable assets amount at least to €1,300,000.
Broadly, subject to provisions of double tax treaties and to certain exceptions, individuals who are not residents of France for tax purposes within the meaning of Article 4 B of the FTC, are subject to real estate wealth tax (impôt sur la fortune immobilière) in France pursuant to French official guidelines BOI-INT-CVB-USA-10 19/02/2020 # 25) in respect of the portion of the value of their shares of our company representing real estate assets (Article 965, 2° of the FTC). Some exceptions are provided by the FTC. For instance, any participations representing less than 10% of the share capital of an operational company and shares representing real estate for the professional use of the company considered shall not fall within the scope of the French real estate wealth tax (impôt sur la fortune immobilière).
Under the Treaty (the provisions of which should be applicable to this real estate wealth tax (impôt sur la fortune immobilière) in France), the French real estate wealth tax (impôt sur la fortune immobilière) will however generally not apply to securities held by an eligible U.S. holder who is a U.S. resident, as defined pursuant to the provisions of the Treaty, provided that such U.S. holder (i) does not own directly or indirectly more than 25% of the issuer’s financial rights and (ii) that the ADSs do not form part of the business property of a permanent establishment or fixed base in France.
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
With all other variables held constant, the impact from changes in exchange rates on the pre-tax result would be as follows:

	Year ended December 31,
in € thousand	2024	2023
USD/EUR +10%	(16,973)	(24,079)
USD/EUR -10%	20,745	29,430
GBP/EUR +10%	8,525	4,760
GBP/EUR -10%	(10,420)	(5,817)
SEK/EUR +10%	(5,725)	(8,846)
SEK/EUR -10%	6,998	10,812
CAD/EUR +10%	3,178	2,368
CAD/EUR -10%	(3,884)	(2,894)
The effect in the $/EUR relationship is mostly due to borrowings denominated in US-Dollar while the cash and working capital is predominantly on a Euro basis. Due to higher borrowings in the year ended December 31, 2024, the Group’s sensitivity has slightly increased. The Group has not used any hedging instruments to reduce the impact of foreign exchange rate changes.
A. Interest Rate Risk
We are exposed to market risks in connection with hedging both of our liquid assets and of our medium and long-term indebtedness and borrowings subject to variable interest rates. Borrowings issued at variable rates expose us to cash flow interest rate risks, which are offset by cash and financial assets held at variable rates. During 2024, as well as 2023 and 2022, the Group’s investments at variable rates, as well as the borrowings at variable rates, were denominated in EUR, SEK, USD, CAD, and GBP. We analyze our interest rate exposure on a dynamic basis. Based on this analysis, we calculate the impact on profit and loss of a defined interest rate change. The same interest rate change is used for all currencies. The calculation only includes investments in financial instruments and cash in banks that represent major interest-bearing positions. As at December 31, 2024 and December 31, 2023, no material interest risk was identified. In case of increasing interest rates, the positive effect from cash in banks will be higher than the negative effect from variable interest-bearing liabilities. In case of decreasing interest rates, there will be no material negative impact.
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
B. Not applicable.
C. Not applicable.
D. Not applicable.
E. Use of Proceeds
May 2021 Global Offering
In May 2021, we announced the closing of a global offering to specified categories of investors of an aggregate of 8,145,176 new ordinary shares, after full exercise of the overallotment option granted to the underwriters. The public offering consisted of 2,850,088 ADSs, each representing two ordinary shares, in the United States at an offering price of $26.41 per ADS and a concurrent private placement of 2,445,000 ordinary shares in Europe (including in France) and other countries outside of the United States at the corresponding offering price of €11.00 per ordinary share. Gross proceeds of this global offering, after full exercise of the underwriters’ option were €89.6 million. Net proceeds of this global offering were €82.8 million.
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

Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer (principal executive officer) and our chief financial officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, “the Exchange Act”), as of December 31, 2024. Based on that evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.
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
Under the supervision and with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), management conducted an assessment of the effectiveness of our internal control over financial reporting based upon the framework in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2024. The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers Audit and Deloitte & Associés, independent registered public accounting firms, as stated in their report which appears under Item 15 C.

C. Attestation Report of the Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the Shareholders and the Board of Directors of Valneva SE

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Valneva SE and its subsidiaries (together the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of December 31, 2024, and the related consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended December 31, 2024 (collectively the “consolidated financial statements”). Our report dated March 24, 2025 expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ”Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15B. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ PricewaterhouseCoopers Audit                     /s/ Deloitte & Associés

Neuilly-sur-Seine and Paris-La-Défense, France
March 24, 2025

PricewaterhouseCoopers Audit and Deloitte & Associés have served as the Company’s auditors since 2013 and 2007, respectively.

D. Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]
A. Audit Committee Financial Expert
Our Board of Directors has determined that Mr. Sulat, Mr. Connolly, and Ms. Guyot are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our Board of Directors has further determined that Mr. Sulat is an “audit committee financial expert” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq listing rules.
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
C. Principal Accountant Fees and Services
PricewaterhouseCoopers Audit and Deloitte & Associés served as our independent auditors for the year ended December 31, 2024 and for all other reporting periods presented. The table below shows fees charged by those firms and member firms of their networks to Valneva and consolidated subsidiaries in the years ended December 31, 2024, 2023 and 2022.
Principal Accountant Fees and Services:

	Year ended December 31,
	PricewaterhouseCoopers						Deloitte & Associés
in € thousand	2024	%	2023	%	2022	%	2024	%	2023	%	2022	%
Audit fees	1,710	89%	2,076	98%	1,891	99%	1,311	89%	1,902	99%	1,678	99%
provided by the statutory auditor	1,272	66%	1,539	73%	1,386	72%	1,185	80%	1,622	84%	1,376	81%
provided by the statutory auditor's network	439	23%	537	25%	505	26%	126	9%	280	15%	302	18%
Audit-related Fees	0	–%	0	–%	0	–%	0	–%	0	–%	13	1%
provided by the statutory auditor	0	–%	0	–%	0	–%	0	–%	0	–%	13	1%
provided by the statutory auditor's network	0	–%	0	–%	0	–%	0	–%	0	–%	0	–%
Tax Fees	45	2%	40	2%	25	1%	0	–%	0	–%	0	–%
provided by the statutory auditor's network	45	2%	40	2%	25	1%	0	–%	0	–%	0	–%
All Other Fees	163	8%	0	–%	0	–%	163	11%	19	1%	0	–%
Total	1,918	100%	2,116	100%	1,916	100%	1,474	100%	1,921	100%	1,691	100%
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
“Tax fees” are the aggregate tax fees billed for services related to the production of certification in the context of the declaration of expenses to obtain grants and prepare special reports relating to certain operations on the Company’s capital.
“All other fees” are the aggregate fees billed for the limited assurance review of sustainability reporting and verification of disclosure requirements set out in article 8 of Regulation (EU) 2020/852.

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
I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.
Not applicable.
J. Insider Trading Policy
We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the listing standards of Euronext Paris and the Nasdaq Global Select Market. A copy of our insider trading policy is filed as Exhibit 19.1 to this Annual Report on Form 20-F.
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
Item 18. Financial Statements
Not applicable.

Item 19. Exhibits

Exhibit Number	Description of Document	Incorporated by Reference
		Schedule/ Form	File Number	Exhibit	Filing Date
1.1*	Articles of Association (statuts) of the Registrant (English translation)	20-F
2.1	Form of Deposit Agreement	F-1/A	333-255155	4.1	April 29, 2021
2.2	Form of American Depositary Receipt (included in Exhibit 4.1)	F-1/A	333-255155	4.2	April 29, 2021
2.3*	Description of Securities	20-F
4.1†	Research Collaboration and License Agreement, dated April 29, 2020, by and between Pfizer Inc. and Valneva Austria GmbH.	F-1	333-255155	10.1	April 9, 2021
4.2†	Amendment No. 1 to Research Collaboration and License Agreement dated July 14, 2021, by and between Valneva Austria GmbH and Pfizer Inc.	6-K	001-40377	10.5	August 15, 2022
4.3†	Amendment No. 2 to Research Collaboration and License Agreement dated November 10, 2021, by and between Valneva Austria GmbH and Pfizer Inc.	6-K	001-40377	10.6	August 15, 2022
4.4†	Amendment No. 3 to Research Collaboration and License Agreement dated June 19, 2022, by and between Valneva Austria GmbH and Pfizer Inc.	6-K	001-40377	10.7	August 15, 2022
4.5†	Amendment No. 4 to Research Collaboration and License Agreement dated November 22, 2022, by and between Valneva Austria GmbH and Pfizer Inc.	20-F	001-40377	4.3	March 30, 2023
4.6†	Master Supply and Commercial Manufacturing Services Agreement, dated November 26, 2021, by and between IDT Biologika GmbH and Valneva Austria GmbH.	20-F	001-40377	10.3	March 24, 2022
4.7†	Product Schedule, dated November 26, 2021, by and between IDT Biologika GmbH and Valneva Austria GmbH.	20-F	001-40377	10.7	March 24, 2022
4.8†	Product Schedule, dated December 16, 2022, by and between IDT Biologika GmbH and Valneva Austria GmbH.	20-F	001-40377	4.9	March 30, 2023
4.9†	Funding Agreement, dated April 1, 2019, by and between Coalition for Epidemic Preparedness Innovations and Valneva SE.	F-1	333-255155	10.4	April 9, 2021
4.10*†	Funding Agreement, dated July 19, 2024, by and between Coalition for Epidemic Preparedness Innovations and Valneva Austria GmbH	20-F
4.11*†	Master Collaboration and License Agreement, dated December 16, 2024, by and between the Serum Institute of India Private Limited and Valneva Austria GmbH	20-F
4.12*†	Development, Collaboration, License and Commercialization Agreement, dated July 31, 2024, by and between LimmaTech Biologics AG and Valneva Austria GmbH	20-F
4.13†	Contract dated September 9, 2020, by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.	F-1	333-255155	10.8	April 9, 2021

4.14†	Amendment, dated August 23, 2021, to Contract dated September 9, 2020 by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.	F-1	333-260507	10.9	October 26, 2021
4.15†	Contract dated September 21, 2023, by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.	20-F	001-40377	4.1	March 22, 2024
4.16*†	Contract dated January 29, 2025, by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.	20-F
4.17†	Distribution Agreement (IXIARO), dated November 18, 2020, by and between Bavarian Nordic A/S and Valneva Austria GmbH.	F-1	333-255155	10.10	April 9, 2021
4.18†	Distribution Agreement (DUKORAL), dated November 18, 2020, by and between Bavarian Nordic A/S and Valneva Sweden AB, as amended to date.	F-1	333-255155	10.11	April 9, 2021
4.19†	Amendment to Distribution Agreements, dated May 15, 2023, by and between, inter alios, Bavarian Nordic A/S, Valneva Austria GmbH and Valneva Sweden AB.	20-F	001-40377	4.15	March 22, 2024
4.20†	Distribution Agreement, dated December 15, 2022, by and between Valneva SE and VBI Vaccines Inc.	20-F	001-40377	4.3	March 30, 2023
4.21†	Amendment, dated January 1, 2024, to the Distribution Agreement dated December 15, 2022, by and between Valneva SE and VBI Vaccines Inc.	20-F	001-40377	4.2	March 22, 2024
4.22†	Sublicense Agreement, dated April 14, 2003, by and between VaccGen International LLC and Intercell AG, as assigned to the Registrant and as amended.	F-1	333-255155	10.6	April 9, 2021
4.23†	Supply Agreement, dated March 1, 2008, by and among Intercell AG, Vetter Pharma-Fertigung GmbH & Co. KG and Intercell Biomedical Ltd., as assigned to the Registrant.	F-1	333-255155	10.7	April 9, 2021
4.24†	Commercial Supply Agreement, dated April 1, 2023, by and between Vetter Pharma International GmbH and Valneva Austria GmbH.	20-F	001-40377	4.20	March 22, 2024
4.25†	First Amendment, dated November 16, 2023, to the Commercial Supply Agreement dated April 1, 2023, by and between Vetter Pharma International GmbH and Valneva Austria GmbH.	20-F	001-40377	4.21	March 22, 2024
4.26†	Second Amendment, dated January 1, 2024, to the Commercial Supply Agreement dated April 1, 2023, by and between Vetter Pharma International GmbH and Valneva Austria GmbH.	20-F	001-40377	4.22	March 22, 2024
4.27†#	Credit Agreement, dated February 3, 2020, by and among Valneva Austria GmbH, Valneva SE, Wilmington Trust, National Association and the Lenders, as amended to date on June 24, 2020, July 31, 2020, January 15, 2021, November 30, 2021, January 3, 2022, April 25, 2022, September 22, 2022, August 16, 2023, October 30, 2023 and March 18, 2024.	20-F	001-40377	4.23	March 22, 2024
4.28	Sales Agreement, dated as of August 12, 2022, by and between Valneva SE and Jefferies LLC.	6-K	001-40377	1.1	August 15, 2022
4.29†	Asset Purchase Agreement, dated February 2, 2024, by and between Valneva Austria GmbH and Novartis Pharma AG.	20-F	001-40377	4.25	March 22, 2024

4.38	Terms and Conditions Applicable to BSA 27 Equity Warrants and Form of Exercise Notice	F-1	333-255155	10.2	April 9, 2021
4.31+	Employee Stock Option Plan 2013	F-1	333-255155	10.1	April 9, 2021
4.32+	Employee Stock Option Plan 2015	F-1	333-255155	10.1	April 9, 2021
4.33+	Employee Stock Option Plan 2016	F-1	333-255155	10.1	April 9, 2021
4.34+	Employee Stock Option Plan 2017	F-1	333-255155	10.2	April 9, 2021
4.35+	Employee Stock Option Plan 2019	F-1	333-255155	10.2	April 9, 2021
4.36+	Employee Stock Option Plan 2022	20-F	001-40377	4.32	March 22, 2024
4.37+	Employee Stock Option Plan 2023	20-F	001-40377	4.33	March 22, 2024
4.38+*	Employee Stock Option Plan 2024	20-F
4.39+	Senior Leadership Group Stock Option Plan 2022	20-F	001-40377	4.38	March 30, 2023
4.40+	Senior Leadership Group Stock Option Plan 2023	20-F	001-40377	4.35	March 22, 2024
4.41+*	Senior Leadership Group Stock Option Plan 2024	20-F
4.42+	Free Convertible Preferred Share Plan 2017-2021	F-1	333-255155	10.2	April 9, 2021
4.43+	Free Share Plan 2019-2023	F-1	333-255155	10.2	April 9, 2021
4.44+	Free Share Plan 2023-2026	20-F	001-40377	4.38	March 22, 2024
4.45+*	Free Share Plan 2024-2027	20-F
4.46+	Special Free Ordinary Share Plan 2022-2025 N°2	20-F	001-40377	4.4	March 22, 2024
4.47+	Phantom Stock Option Plan 2017 and Form of Exercise Notice	F-1	333-255155	10.2	April 9, 2021
4.48+	Phantom Stock Option Plan 2019	F-1	333-255155	10.2	April 9, 2021
4.49+	Phantom Stock Plan 2020	F-1	333-255155	10.2	April 9, 2021
8.1	Subsidiaries of the Registrant	20-F	001-40377	8.1	March 22, 2024
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte et Associés, independent registered public accounting firm
15.2*	Consent of PricewaterhouseCoopers Audit, independent registered public accounting firm
19.1*	Insider Trading Policy
97.1	Clawback Policy	20-F	001-40377	97.1	March 22, 2024
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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

VALNEVA SE
By: /s/ Thomas Lingelbach
Thomas Lingelbach
Chief Executive Officer

Date: March     24, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and the Board of Directors of Valneva SE

Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Valneva SE and its subsidiaries (together the "Company") as of December 31, 2024 and 2023, and the related consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity and statement of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 24, 2025 expressed an unqualified opinion on the Company's internal control over financial reporting.

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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Other Revenues and Refund Liabilities – Research Collaboration and License Agreement with Pfizer
As described in Notes 5.3.1 Critical Judgments in Applying the Group’s Accounting Policies, 5.5.2 Other Revenues, and 5.29 Refund Liabilities to the Consolidated Financial Statements, in April 2020, the Company signed the Collaboration and License Agreement (the “Agreement”) with Pfizer to co-develop and commercialize a Lyme disease vaccine candidate. The Agreement is within the scope of IFRS 15 “Revenue from Contracts with Customers” and includes an exclusive license as well as research and development (“R&D”) and support services. In 2021 and 2022 several amendments were made to this Collaboration and License Agreement.
The considerations for this Agreement include a variable part. Variable considerations derive from upfront and milestone payments received and to be received from Pfizer, contribution from Valneva to Pfizer in shared development costs, as well as specific facts and circumstances which could potentially increase future payments to Pfizer. At the end of each reporting period, Valneva updates the estimated transaction price and its assessment of whether an estimate of variable considerations is constrained. Revenue is recognized when the variable consideration constraint is removed and if it is highly probable that a significant revenue reversal will not occur.
Upfront, milestones and other payments received from Pfizer, net of contributions paid by Valneva to Pfizer amounted to €18.6 million as of December 31, 2024, and are recognized as refund liabilities, as Valneva concluded it is not highly probable that the Company will be entitled to the variable considerations, due to the possibility of additional payments to Pfizer while R&D activities are still progressing. Therefore, no revenue relating to the Agreement was recognized in 2024.
The principal considerations for our determination that performing procedures relating to other revenues and refund liabilities – research collaboration and license agreement with Pfizer - is a critical audit matter are (i) the significant judgment by management when estimating the transaction price and assessing whether an estimate of variable considerations is constrained and (ii) a high degree of auditor subjectivity in performing procedures in evaluating management’s estimates .
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including control over the estimate of the transaction price. These procedures also included, among others, (i) evaluating the reasonableness of management’s assessment of whether the variable consideration is constrained and it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur; (ii) testing, on a sample basis, the contributions of Valneva and Pfizer to the refund liability; (iii) confirming with Pfizer the current terms of the Agreement and relevant balance sheet positions; and (iv) evaluating the sufficiency of the disclosure in the consolidated financial statements.

/s/ PricewaterhouseCoopers Audit /s/ Deloitte & Associés

Neuilly-sur-Seine and Paris-La-Défense, France

March 24, 2025

PricewaterhouseCoopers Audit and Deloitte & Associés have served as the Company’s auditors since 2013 and 2007, respectively.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	2

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	3
1 CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
1.1 Consolidated Statement of Profit or Loss

		Year ended December 31,
in € thousand	Note	2024	2023	2022
Product sales	5.5	163,253	144,624	114,797
Other revenues	5.5	6,325	9,088	246,506
REVENUES		169,579	153,713	361,303
Cost of goods and services	5.6	(98,538)	(100,875)	(324,441)
Research and development expenses	5.6	(74,143)	(59,894)	(104,922)
Marketing and distribution expenses	5.6	(52,356)	(48,752)	(23,509)
General and administrative expenses	5.6	(42,750)	(47,799)	(34,073)
Gain from sale of Priority Review Voucher, net	5.8	90,833	—	—
Other income and expenses, net	5.8	20,706	21,520	12,199
OPERATING PROFIT/(LOSS)		13,330	(82,087)	(113,443)
Finance income	5.9	2,362	1,210	260
Finance expenses	5.9	(23,984)	(23,325)	(19,054)
Foreign exchange gain/(loss), net	5.9	(3,193)	5,574	(12,587)
Result from investments in associates		—	—	9
PROFIT/(LOSS) BEFORE INCOME TAX		(11,486)	(98,629)	(144,815)
Income tax benefit/(expense)	5.10	(761)	(2,800)	1,536
PROFIT/(LOSS) FOR THE PERIOD		(12,247)	(101,429)	(143,279)

EARNINGS/(LOSSES) PER SHARE
for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
Basic	5.11	(0.08)	(0.73)	(1.24)
Diluted	5.11	(0.08)	(0.73)	(1.24)
The accompanying Notes form an integral part of these financial statements.

1.2 Consolidated Statement of Comprehensive Income

		Year ended December 31,
in € thousand	Note	2024	2023	2022
PROFIT/(LOSS) FOR THE PERIOD		(12,247)	(101,429)	(143,279)
OTHER COMPREHENSIVE INCOME/(LOSS)
Items that may be reclassified to profit or loss
Currency translation differences	5.22.2	(1,329)	3,300	(73)
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)	5.30.1	49	(130)	178
Other comprehensive income/(loss) for the period, net of tax		(1,281)	3,170	105
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		(13,527)	(98,258)	(143,174)
The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	4
2 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31,
in € thousand	Note	2024	2023
ASSETS
Non-current assets		201,020	197,238
Intangible assets	5.12	25,258	25,567
Right of use assets	5.13	19,232	20,392
Property, plant and equipment	5.14	138,883	136,198
Deferred tax assets	5.10.2	9,605	6,592
Other non-current assets	5.19	8,041	8,490
Current assets		299,012	262,824
Inventories	5.17	53,663	44,466
Trade receivables	5.18	35,205	41,645
Other current assets	5.19	41,874	50,633
Cash and cash equivalents	5.20	168,271	126,080
TOTAL ASSETS		500,032	460,062
EQUITY
Share capital	5.22	24,378	20,837
Share premium	5.22	647,600	594,003
Other reserves	5.22.2	73,203	65,088
Retained earnings/(Accumulated deficit)		(551,682)	(450,253)
Profit/(Loss) for the period		(12,247)	(101,429)
TOTAL EQUITY		181,253	128,247
LIABILITIES
Non-current liabilities		204,199	172,952
Borrowings	5.24	166,521	132,768
Lease liabilities	5.27	26,432	29,090
Refund liabilities	5.29	6,491	6,303
Provisions	5.30	546	1,074
Deferred tax liabilities	5.10.2	4,162	3,638
Other non-current liabilities	5.31	46	79
Current liabilities		114,580	158,863
Borrowings	5.24	20,852	44,079
Trade payables and accruals	5.25	35,522	44,303
Income tax liability		1,742	632
Tax and Employee-related liabilities	5.26	19,458	16,209
Lease liabilities	5.27	2,508	2,879
Contract liabilities	5.28	3,010	5,697
Refund liabilities	5.29	19,650	33,637
Provisions	5.30	6,686	10,835
Other current liabilities	5.31	5,152	592
TOTAL LIABILITIES		318,779	331,815
TOTAL EQUITY AND LIABILITIES		500,032	460,062
The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	5
3 CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
in € thousand	Note	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) for the period		(12,247)	(101,429)	(143,279)
Gain from sale of Priority Review Voucher, net		(90,833)	—	—
Adjustments for non-cash transactions	5.32.1	48,979	44,984	44,070
Changes in non-current operating assets and liabilities	5.32.1	(180)	514	(147,713)
Changes in working capital	5.32.1	(11,394)	(145,578)	1,732
Cash used in operations	5.32.1	(65,674)	(201,509)	(245,189)
Income tax paid		(1,545)	(1,236)	(154)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES		(67,218)	(202,744)	(245,343)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	5.1.2	—	(10,951)	—
Purchases of property, plant and equipment		(13,865)	(14,231)	(29,246)
Proceeds from sale of property, plant and equipment		165	111	8
Purchases of intangible assets		(2,579)	(81)	(76)
Proceeds from assets classified as held for sale		—	3,358	—
Proceeds from sale of Priority Review Voucher		90,833	—	—
Interest received		2,362	1,210	260
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES		76,916	(20,585)	(29,054)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/(payments) from issuance of common stock, net of costs of equity transactions	5.22	57,139	(240)	189,837
Proceeds from borrowings, net of transaction costs	5.24	(34)	81,111	39,331
Repayment of borrowings	5.24	(3,734)	(2,097)	(1,793)
Payment of lease liabilities	5.27	(2,719)	(3,127)	(3,048)
Interest paid[1]		(19,969)	(12,567)	(9,211)
NET CASH GENERATED FROM FROM/(USED IN) FINANCING ACTIVITIES		30,682	63,081	215,116

NET CHANGE IN CASH AND CASH EQUIVALENTS		40,380	(160,248)	(59,282)
Cash and cash equivalents at beginning of the year[2]	5.20	126,080	286,532	346,642
Exchange gains/(losses) on cash		1,811	(204)	(828)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		168,271	126,080	286,532
(1)     Cash flows relating to the interest on the lease liabilities amounted to €0.8 million as at December 31, 2024 (2023: €1.2 million and 2022: €0.8 million)
(2) Cash and cash equivalents as at December 31, 2022 amounted to €289.4 million as it included restricted cash of €2.9 million.

The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	6
4 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2024		20,837	594,003	65,088	(450,253)	(101,429)	128,247
Total comprehensive income/(loss)		—	—	(1,281)	—	(12,247)	(13,527)
Income appropriation		—	—	—	(101,429)	101,429	—
Share-based compensation expense:
Value of services	5.23	—	—	9,395	—	—	9,395
Exercises	5.23	91	(91)	—	—	—	—
Capital Increase	5.22	3,450	57,730	—	—	—	61,180
Cost of equity transaction, net of tax		—	(4,041)	—	—	—	(4,041)
BALANCE AS AT DECEMBER 31, 2024		24,378	647,600	73,203	(551,682)	(12,247)	181,253

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2023		20,755	594,043	55,252	(306,974)	(143,279)	219,797
Total comprehensive income/(loss)		—	—	3,170	—	(101,429)	(98,258)
Income appropriation		—	—	—	(143,279)	143,279	—
Share-based compensation expense:
Value of services	5.23	—	—	6,666	—	—	6,666
Exercises	5.23	82	(39)	—	—	—	42
BALANCE AS AT DECEMBER 31, 2023		20,837	594,003	65,088	(450,253)	(101,429)	128,247

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2022		15,786	409,258	52,512	(233,549)	(73,425)	170,581
Total comprehensive income/(loss)		—	—	105	—	(143,279)	(143,174)
Income appropriation		—	—	—	(73,425)	73,425	—
Share-based compensation expense:
Value of services	5.23	—	—	2,636	—	—	2,636
Exercises	5.23	387	3,371	—	—	—	3,758
Capital Increase	5.22	4,582	188,945	—	—	—	193,527
Cost of equity transaction, net of tax	5.22	—	(7,531)	—	—	—	(7,531)
BALANCE AS AT DECEMBER 31, 2022		20,755	594,043	55,252	(306,974)	(143,279)	219,797

The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	7
5 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.1 General information
5.1.1 Corporate Information
Valneva SE (the Company) together with its subsidiaries (the Group or Valneva) is a company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical needs. The Company takes a highly specialized and targeted approach, applying deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions. The Group has a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently markets three proprietary travel vaccines as well as certain third-party vaccines leveraging the Group’s established commercial infrastructure. Revenues from the growing commercial business help fuel the continued advancement of the vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus, Shigella4V and other global public health threats.
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
As at December 31, 2024, the Group’s portfolio includes three commercial vaccines:
▪IXIARO (also marketed as JESPECT), indicated for the prevention of Japanese encephalitis;
▪DUKORAL, indicated for the prevention of cholera, and, in some countries, prevention of diarrhea caused by enterotoxigenic Escherichia coli; and
▪IXCHIQ, indicated for the prevention of disease caused by the chikungunya virus.
The Company is registered at 6 rue Alain Bombard, 44800 Saint-Herblain, France. Valneva has operations in Austria, Sweden, the United Kingdom, France, Canada and the United States and had an average of 695 employees.
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
The Company was awarded a tropical disease PRV in November 2023 following the FDA’s approval of IXCHIQ, Valneva’s single-dose, live-attenuated vaccine against the chikungunya virus (CHIKV). With this approval, IXCHIQ became the world’s first licensed chikungunya vaccine available to address this unmet medical need.
Valneva invested proceeds from the sale of the PRV into its R&D projects, including the co-development of its Phase 3 vaccine candidate against Lyme disease, additional clinical trials for IXCHIQ, and the expansion of the Company’s clinical pipeline.
Amendment of the D&O Loan Agreement
On March 18, 2024, Valneva signed an amendment to its loan agreement (the D&O Loan Agreement) with U.S. Healthcare funds Deerfield Management Company and OrbiMed.
Reimbursements of the first tranche will now start in January 2026 instead of July 2024. Maturity of this first tranche will remain in the first quarter of 2027. The interest-only period has been extended by 18 months. The terms of the second $100 million tranche remain unchanged. (see Note 5.24).
Health Canada Approval of the World’s First Chikungunya Vaccine, IXCHIQ
On June 24, 2024 Valneva announced that Health Canada had approved IXCHIQ for the prevention of disease caused by the chikungunya virus in individuals 18 years of age and older. This decision was the second approval the Company received for IXCHIQ following approval from the FDA in November 2023.
Marketing Authorization in Europe for the World’s First Chikungunya Vaccine,IXCHIQ
On July 1, 2024 Valneva announced that the European Commission (EC) had granted marketing authorization in Europe for IXCHIQ for the prevention of disease caused by the chikungunya virus in individuals 18 years of age and older. The approval was unanimously endorsed by Member States following a stringent assessment by the European Medicines Agency (EMA). The EC decision was the third approval the Company received for IXCHIQ.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2024	8
Expanded partnership with CEPI
On July 22, 2024, Valneva announced that it had expanded its existing partnership with the Coalition for Epidemic Preparedness Innovations (CEPI) to support broader access to the world’s first chikungunya vaccine, IXCHIQ, in Low- and Middle-Income countries (LMICs), as well as post-marketing trials and potential label extensions in children, adolescents, and pregnant women. CEPI will provide Valneva up to $41 million of additional funding over the next five years, with support from the European Union’s (EU) Horizon Europe program.
The project will help generate additional data to potentially support extended IXCHIQ labels in chikungunya-endemic countries and vulnerable populations at risk of being infected with this debilitating mosquito-borne disease.
The expanded partnership strengthens an earlier agreement signed in 2019, which awarded Valneva $24.6 million in CEPI-EU funding to develop, manufacture, and market its single-shot vaccine in certain LMICs affected by chikungunya. Under this initial agreement, Valneva partnered with Brazil’s Instituto Butantan in 2021 and conducted an adolescent clinical trial in Brazil to support licensure of the vaccine in this country.
For more information please refer to Note 5.8.
Strategic Partnership with LimmaTech for development of a Shigella vaccine
On August 1, 2024, Valneva announced that it had entered into a strategic partnership with LimmaTech Biologics AG (Schlieren, Switzerland), a clinical-stage biotech company developing vaccines for the prevention of life-threatening diseases.
This includes an exclusive licensing agreement for the development, manufacturing, and commercialization of Shigella4V (S4V), a tetravalent bioconjugate vaccine candidate against shigellosis.
Under the terms of the agreement with Valneva, LimmaTech received an upfront payment of €10.0 million in exchange for granting an exclusive license for the development, manufacturing, and commercialization of Shigella4V. This payment also covers LimmaTech’s involvement in conducting specific clinical trials. The upfront payment was allocated across these activities, with a portion attributed to the licensing of intellectual property in the amount of €2.5 million and the remainder allocated to the development services provided.
LimmaTech is eligible to receive additional regulatory, development, and sales-based milestone payments as well as low double-digit royalties on sales. Valneva expects to pay €4.3 million for first milestones in 2025 and the remaining milestones thereafter. In addition to these milestones Valneva will also reimburse LimmaTech for development costs based on the contracted Development Plan.
LimmaTech is responsible for conducting a Phase 2 Controlled Human Infection Model (CHIM), started in the second half of 2024 and a Phase 2 pediatric study in LMICs, expected to begin in 2025. Valneva will be responsible for all further development, including CMC (chemistry, manufacturing, and controls) additional Phase 2 clinical trials, Phase 3 clinical trials and regulatory activities, and Valneva will be responsible for its commercialization worldwide if approved.
Successful Private Placement
On September 13, 2024, the Company announced the successful pricing of its Private Placement for a final amount of €61.2 million. A total of 23,000,000 new ordinary shares (the “Offer Shares”), each with a nominal value of €0.15, were issued at a price of €2.66 each, without shareholders’ preferential subscription rights, to a limited number of institutional investors within the United States or to U.S. persons who have represented that they are qualified institutional buyers, and outside the United States, to qualified investors under the European Prospectus Regulation and certain categories of institutional investors in countries outside of the European Union.
The Offer Shares represented 16.5% of the Company’s share capital on a non-diluted basis prior to the completion of the Private Placement and 14.2% of the Company’s share capital on a non-diluted basis following the Private Placement.
For more information please refer to Note 5.22.
Valneva Successfully Expands Access to Asia for its chikungunya vaccine with Serum Institute of India
On December 19, 2024, Valneva and the Serum Institute of India (SII) announced an exclusive license agreement for Valneva’s single-shot chikungunya vaccine to enable supply of the vaccine in Asia. The collaboration to support broader access to the vaccine in low-and-middle-income countries (LMICs) in the region falls within the framework of the $41.3 million funding agreement Valneva signed with the Coalition for Epidemic Preparedness Innovations (CEPI) in July 2024 with co-funding from the European Union.
Under the agreement, the Companies are conducting a technology transfer of the current drug product manufacturing process. Valneva will supply its chikungunya vaccine drug substance to SII, which will complete manufacturing and be responsible for seeking and maintaining regulatory approval of the vaccine in India and other countries in Asia. Future commercialization will be based on a profit-sharing model along with single-digit million milestone payments towards technology transfer and regulatory approvals to Valneva.

5.1.2 Group information
The following list shows all subsidiaries held by the Company directly or indirectly:

Name	Country of incorporation	Consolidation Method	Interest held as at
			December 31, 2024	December 31, 2023
Vaccines Holdings Sweden AB	SE	Full Consolidation	100%	100%
Valneva Austria GmbH	AT	Full Consolidation	100%	100%
Valneva Canada Inc.	CA	Full Consolidation	100%	100%
Valneva France SAS	FR	Full Consolidation	100%	100%
Valneva Scotland Ltd.	UK	Full Consolidation	100%	100%
Valneva Sweden AB	SE	Full Consolidation	100%	100%
Valneva UK Ltd.	UK	Full Consolidation	100%	100%
Valneva USA, Inc.	US	Full Consolidation	100%	100%
VBC 3 Errichtungs GmbH	AT	Full Consolidation	100%	100%
The closing date for the consolidated financial statements is December 31 of each year.
The Company’s site in Saint-Herblain houses general and administrative functions as well as research and development facilities. Valneva SE has a site in Lyon which serves as a base for commercial activities.
Vaccines Holdings Sweden AB, located in Solna, Sweden, is the holding company of Valneva Sweden AB, also located in Solna, which manufactures DUKORAL and commercializes DUKORAL, IXIARO, and third-party products such as Moskito Guard and other vaccines in the Nordic countries.
Valneva Austria GmbH, located in Vienna, Austria, focuses on pre-clinical and clinical development activities of vaccines. The facilities accommodate departments for pre-clinical R&D, technical/clinical product development, quality and regulatory affairs, general and administrative as well as commercial functions. Valneva Austria GmbH commercializes IXIARO, DUKORAL, and third-party products such as FLUCELVAX TETRA, FLUAD, Rabipur and Encepur.
Valneva Canada Inc., located in Kirkland, Canada, focuses on commercializing IXIARO, DUKORAL, IXCHIQ, and third-party products such as KAMRAB and Rabipur/RabAvert.
Valneva France SAS, located in Lyon, France, focuses on commercializing IXIARO, DUKORAL, IXCHIQ, and third-party products such as Rabipur and Encepur.
Valneva Scotland Ltd., located in Livingston, Scotland (United Kingdom) is primarily involved in the production of IXIARO and IXCHIQ.
Valneva UK Ltd., located in Fleet, England (United Kingdom), focuses on commercializing DUKORAL, IXIARO, and third-party products such as Rabipur in the United Kingdom.
Valneva USA, Inc., located in Bethesda, Maryland (USA), focuses on the commercialization of IXIARO and IXCHIQ to the U.S. military and the U.S. private market.
VBC 3 Errichtungs GmbH (Vienna, Austria), owns the administration and research building used by Valneva Austria GmbH.
Acquisition of VBC 3 Errichtungs GmbH (VBC3)
On October 31, 2023, the Group acquired 100% of the equity of VBC 3 Errichtungs GmbH, located in Vienna, Austria, whereby Valneva SE purchased 6% and Valneva Austria GmbH 94% of the equity. VBC3 owns the building in which Valneva Austria GmbH carries out central administrative and R&D activities. Previously, the building was under a finance lease. The purchase was treated as an acquisition of a group of assets, and the cost of the purchase was allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase.
The following table summarizes the recognized amounts of identifiable net assets based on their relative fair values at the acquisition date which was determined as October 1, 2023 as per contract details:

in € thousand	October 1, 2023
Cash	1,003
Property, Plant & Equipment	22,373
Loans and borrowings	(11,296)
Other liabilities	(126)
TOTAL IDENTIFIABLE NET ASSETS	11,955
The fair value of the consideration transferred, excluding the entity’s cash of €1.0 million, was €11.0 million and was settled in cash. Acquisition-related costs were of minor relevance and are not included as part of consideration transferred. They have been recognized as an expense in the consolidated statement of profit or loss, as part of other expenses.

5.2 Summary of significant accounting policies
The principal accounting policies applied in preparing these consolidated financial statements are outlined below. These policies have been consistently applied to all years presented.
5.2.1 Basis of preparation
These 2024 Consolidated Financial Statements have been prepared in accordance with the International financial reporting standards, which comprise IFRS (International Financial Reporting Standards), IAS (International Accounting Standard) and their interpretations, and IFRIC (International Financial Reporting Interpretations Committee), as issued by the International Accounting Standards Board (IASB).
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
These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 19, 2025.

5.2.2 Impact of new, revised or amended Standards and Interpretations
Standards, amendments to existing standards and interpretations issued by IASB whose application has been mandatory since January 1, 2024

New standards, Interpretations and amendments adopted by the Group		Effective date	Effects
IFRS 16	Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback	January 1, 2024	none
IAS 1	Amendments to IAS 1: Classification of Liabilities as Current or Non-current and Non-current liabilities with covenants	January 1, 2024	none
IAS 7 & IFRS 7	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements	January 1, 2024	none

The amendments listed above did not have any material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.
Standards, amendments to existing standards and interpretations whose application is not yet mandatory.
The Group did not elect to apply early the following new standards, amendments, and interpretations which were issued but not mandatory as at January 1, 2024.

New standards, Interpretations and amendments		Effective date	Effects
IAS 21	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	January 1, 2025	none
IFRS 18	New standard, IFRS 18 Presentation and Disclosures in Financial Statements	January 1, 2027	under assessment
IFRS 19	New standard, IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027	none
IFRS 7 & IFRS 9	Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	January 1, 2026	none
Annual improvements to IFRS – Volume 11	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter	January 1, 2026	none
	Amendments to IFRS 7 Financial Instruments: Disclosures: Gain or loss on derecognition, Disclosure of deferred difference between fair value and transaction price, Introduction and credit risk disclosures	January 1, 2026	none
	Amendments to IFRS 9 Financial Instruments: Lessee derecognition of lease liabilities, Transaction price	January 1, 2026	none
	Amendments to IFRS 10 Consolidated Financial Statements: Determination of a ‘de facto agent’	January 1, 2026	none
	Amendments to IAS 7 Statement of Cash Flows: Cost method	January 1, 2026	none
IFRS 7 & IFRS 9	Amendments IFRS 9 and IFRS 7 regarding the application of the ‘own use’ exemption to Power Purchase Agreements (PPAs)	January 1, 2026	none
These standards and amendments are not expected to have a material impact on the entity in the current reporting periods and on foreseeable future transactions, except IFRS 18 which is currently under assessment.

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
5.2.4 Foreign currency translation
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Euros, which is Valneva SE’s functional and presentation currency.
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
Financial risk management is carried out under the responsibility of the CFO. The Group’s risk management systems identify, evaluate, and manage financial risks. The Audit Committee of the Group’s Board of Directors receives regular reports on the Group’s risk management systems, including the management of financial risks.
Market risk
Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risks arising from various currencies, primarily with respect to the British Pound (GBP), the Canadian Dollar (CAD), the Swedish Krona (SEK), and the US Dollar (USD). The foreign exchange risks from the exposure to other currencies are relatively limited. Foreign exchange risks arise from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations.
The objective of the Group is to limit the potential negative impact of the foreign exchange rate changes, for example by currency conversion of cash and cash equivalents denominated in foreign currency and by balancing foreign currency assets and liabilities to the extent possible. The Group has certain investments in foreign operations, the net assets of which are exposed to foreign currency translation risk.

Interest rate risk
The Group is exposed to market risks in connection with hedging both its liquid assets and its medium and long-term indebtedness and borrowings subject to variable interest rates.
Borrowings issued at variable rates expose the Group to cash flow interest rate risks, which are offset by cash and financial assets held at variable rates. During 2024, as well as 2023, both the Group’s financial assets as well as financial liabilities at variable rates were denominated in EUR, SEK, USD, CAD, and GBP.
The Group analyzes its interest rate exposure on a dynamic basis. Based on this analysis, the Group calculates the impact on profit and loss of a defined interest rate change. The same interest rate change is used for all currencies. The calculation only includes investments in financial instruments and cash in banks that represent major interest-bearing positions. As at December 31, 2024 and December 31, 2023, no material interest risk was identified. In case of increasing interest rates the positive effect from cash in banks will be higher than the negative effect from variable interest-bearing liabilities; in case of decreasing interest rates there will be no material negative impact.
Credit risk
The Group is exposed to credit risk which is the risk of financial loss if customers or counterparties to a financial instrument fail to meet their contractual obligations.
Valneva holds bank accounts, cash balances, and securities at sound financial institutions with high credit ratings. To monitor the credit quality of its counterparts, the Group relies on credit ratings as published by specialized rating agencies such as Standard & Poor’s, Moody’s, and Fitch. The Group has policies that limit the amount of credit exposure to any single financial institution. The Group is also exposed to credit risks from its trade debtors, as its income from product sales, collaborations, licensing, and services arises from a small number of transactions. The Group has policies in place to enter into such transactions only with highly reputable, financially sound counterparts. If customers are independently rated, these ratings are used. Otherwise, when there is no independent rating, a risk assessment of the credit quality of the customer is performed, taking into account its financial position, past payment experience and other relevant factors. Individual credit limits are set based on internal or external ratings in accordance with signature authority limits. The credit quality of financial assets is described in Note 5.16.4.
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
Although it is difficult to predict future liquidity requirements, the Group considers that the existing cash and cash equivalents as at December 31, 2024 will be sufficient to fund its operations for at least 12 months from the date of authorization for issuance of these consolidated financial statements. For the existing D&O Loan Agreement with covenants, amendments were agreed to reduce the minimum liquidity covenant and the minimum revenue covenant to prevent a breach of the covenants (see Note 5.24.1). No adjustments were made to these covenants in 2023 or 2024.
The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.
Balance as at December 31, 2024

in € thousand	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Borrowings	20,852	132,489	33,349	683	187,373
Lease liabilities	2,508	5,203	5,083	16,147	28,941
Refund liabilities	19,650	6,491	—	—	26,141
Trade payables and accruals	35,522	—	—	—	35,522
Tax and employee-related liabilities (1)	13,107	—	—	—	13,107
Other liabilities	79	—	—	—	79
TOTAL	91,719	144,183	38,432	16,829	291,163
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
5.3 Critical accounting judgements and key sources of estimation uncertainty
In applying the Group’s accounting policies, which are described in Note 5.2: Summary of significant accounting policies, management is required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
5.3.1 Critical judgements in applying the Group’s accounting policies
The following is the critical judgement, apart from those involving estimations (which are presented separately below), that management has made in the process of applying the Group’s accounting policies and that has the most significant effect on the amounts recognized in financial statements:
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
In addition, management’s judgement is required regarding whether revenue from collaborations and licensing and service agreements is recognized over time or at a point in time. Revenue is only recognized when it is highly likely that it will not reverse in future, and this is a judgement required from management. In particular, Note 5.5.2 underlines the judgements made in applying accounting policies, which are most relevant with respect to the Research Collaboration and License Agreement with Pfizer.

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
•Note 5.5.2 Other revenues: Likelihood of refund liabilities and of revenue recognition in accordance with the actual costs compared to the budget;
•Note 5.10 Income tax income/(expense): Recognition of deferred tax assets: availability of future taxable profit against which deductible temporary differences and tax losses carried forward can be utilized and whether sufficient evidence is provided for entities;
•Note 5.12 Intangible assets: Amortization period of development expenditures and acquired technologies. The most significant criteria considered for the determination of the useful life of an intangible asset include the patent life and the estimated period during which Valneva can benefit from asset. These assumptions are considered to be a key source of estimation uncertainty as relatively small changes in the assumptions used may have a significant effect on the Group’s financial statements within the next year;
•Note 5.14 Property, plant and equipment: Depreciation period - assessment of useful life;
•Note 5.15 Impairment testing: Impairment test of intangible and tangible assets and right of use assets: key assumptions underlying recoverable amounts. Budgets comprise forecasts of revenue, staff costs and overheads based on current and anticipated market conditions that have been considered and approved by the Executive Committee. The revenue projections are inherently uncertain due to the short-term nature of the business and unstable market conditions. If the Group does not successfully develop vaccine candidates and receive regulatory approval, or if Valneva fails to successfully manufacture or commercialize approved vaccines, an impairment may be required. For the main estimates and sensitivities related to the impairment test regarding the CGU, see Note 5.15;
•Note 5.17 Inventories: Write-down analysis for inventories: For the assessment of write-down of raw material the current production plans have been taken into account. Raw material which will not be used before its expiry date is written down. For this assessment the status of the expiry dates as of the balance sheet date is used. For the assessment of write-downs of work in progress, finished goods, and purchased goods, the forecasted sales plans and a minimum shelf life at the time of the most current sales expectation are taken into account. In addition, inventories are assessed on the likelihood of the release of the relevant products.
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
•Notes 5.30 Provisions and 5.33 Commitments and contingencies: Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources. In estimating the provision for onerous contracts, management makes assumptions regarding the likelihood of termination costs for certain agreements;
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

Further information about the assumptions made in measuring fair values is included in the following Notes:
•Note 5.16: Financial instruments and
•Note 5.23: Share-based compensation.
5.4 Segment information
The Executive Committee, as the Company’s chief operating decision maker (“CDM”), considers Valneva’s operating business in its entirety to allocate resources and assess performance. The Executive Committee evaluates all vaccine candidates and vaccine products together as a single operating segment, “development and commercialization of prophylactic vaccines”. Therefore, the split used to allocate resources and assess performance is based on a functional view, thus correlating to the income statement.
5.5 Revenues
Revenues include both revenues from contracts with customers and other revenues (mainly subleases) which are out of scope from IFRS 15:

	Year ended December 31,
in € thousand	2024	2023	2022
Product sales	163,253	144,624	114,797
Other revenues from contracts with customers	5,622	8,075	245,709
Other non-IFRS 15 revenue	704	1,014	797
REVENUES	169,579	153,713	361,303

5.5.1 Product sales
The Group mostly generates product sales revenues from the sale of its commercialized travel vaccines and from the sale of third-party products.
The Group’s product sales contracts generally include one type of performance obligation. Revenue is recognized at the point in time when the identified performance obligation is transferred to the customer, either when the customer obtains control over the goods at the time of shipment or when the product is received by the customer, which generally happens within a few days, depending on the terms of the agreement. Sales contracts with retailers, the U.S. Department of Defense (DOD), and IXCHIQ distributors in the U.S. and Canada are shown as “direct product sales”, whereas sales to the other distributors are reported as “indirect sales - sales through distributors”.
Some of the Group’s product sales agreements include retrospective rebates, charge-back clauses, discounts, and under certain conditions return rights, which give rise to variable consideration under IFRS 15. The constraints on variable consideration (expected rebates, discounts and considerations for product returns) are taken into account and recognized on an accrual basis and reported as refund liabilities or as contract liabilities (for replacement doses) in the consolidated balance sheet.
In most cases, Valneva sells its products through retailers. When more than one party is involved in providing or distributing goods or services, the standard requires an entity to determine whether it and its retailers are principals or agents in these transactions by evaluating the nature of its promises to the customer. An entity is a principal if it controls a promised good or service before transferring that good or service to the customer. An entity is an agent if its role is to arrange for another entity to provide the goods or services. Indicators that control has been transferred are as follows: a) the retailer is primarily responsible for fulfilling the promise to its customers, b) the retailer has inventory risk, and c) the retailer has discretion in establishing the price for the sale to its customers. One of Valneva’s retailers has extensive rights to return and consequently takes no inventory risk and does not have the power to establish the price for sales to its customers. Therefore, this retailer acts as agent rather than as principal. All of Valneva’s other retailers act as principal. While revenue from product sales to principals is recognized when the control is transferred to the principals, revenue from product sales to agents are recognized when the control is transferred to the final customer, which occurs when the goods are delivered to the final customer. Distribution costs and other amounts payable to customers are deducted from the revenue from principals, and costs paid to agents are recognized as “Marketing and distribution expenses”.
Valneva also sells products acquired from third parties. Valneva considers that it is acting as principal given that it controls such products before transferring them to the final customer. More specifically, Valneva assumes the inventory risk before the goods are transferred to customers and has discretion in establishing prices for such goods. Revenue is recognized when the product is delivered to the customers. Products purchased from third parties are recognized as “inventory” in the balance sheets and when sold as “cost of goods” in the statements of income.
5.5.2 Other revenues
The Group generates other revenues from its products, product candidates and proprietary technologies. The contracts in place often include several different promised goods or services such as research licenses, commercial licenses, and further R&D services. The terms of such agreements include license fees received as initial fees, annual license maintenance fees, and fees to be paid upon achievement of milestones, as well as license option fees and fees for the performance of research services. In addition, the Group’s licensing arrangements generally provide for royalties payable on the licensee’s future sales of products developed within the scope of the license agreement. Furthermore, revenue recognized due to the termination of agreements is recognized in other revenues.
The Group’s existing license contracts provide distinct right to use licenses, and therefore revenue is recognized at the point in time at which the licensee is able to direct the use of and benefit from the license. The consideration for licensing contracts may consist of fixed and variable parts. In case of right-to-use licenses, the fixed part of the consideration is recognized at the point in time when the licensee is able to direct the use and benefit from the license. For any variable consideration, revenue is recognized at the point in time when the variable consideration constraint is removed.
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
Lyme - Pfizer Collaboration and License Agreement
In April 2020, Valneva signed the Collaboration and License Agreement with Pfizer to co-develop and commercialize the Group’s Lyme disease vaccine candidate (VLA15). This is classified as an agreement with a customer as defined by IFRS 15 guidance on revenue contracts with customers, and accordingly, amounts received by or payable to Valneva under the Collaboration and License Agreement are accounted for in the Group’s revenues.
In 2021 and 2022 several amendments were made to the Collaboration and License Agreement. This resulted in an increase in the expected payments to customer related to Valneva’s contribution to Pfizer’s future development costs.
As a result, Valneva considered the constraint to determine whether it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Valneva concluded that it is no longer highly probable that it will be entitled to the consideration as payments to customers might further increase in the future. Therefore, for the year ended December 31, 2022, the accumulated revenue recognized since the inception of the agreement with Pfizer amounting to €45.9 million was reversed as other revenues from contracts with customers. In the years ended December 31, 2024 and December 31, 2023, no revenues were recognized as Valneva determined that entitlement to the consideration is not yet highly probable, due to the possibility of increased payments to customers while R&D activities are progressing ahead of BLA licensure submission (including Phase 3 study) to FDA.

While license and equipment purchase orders were fulfilled in prior periods, the R&D activities and additional services were ongoing through 2024 and satisfy the performance obligation over time. During this period Valneva funded 40% of the remaining shared development costs. As of December 31, 2024, Valneva has completed its expected payment obligations of the Phase 3 costs to Pfizer.
Items not included in the transaction price as of December 31, 2024 are (i) $143 million from early commercialization milestones, (ii) royalties, ranging from 14% to 22%, and (iii) $100 million in sales based milestones,which will be recognized as and when they occur.

5.5.3 Disaggregated revenue information
The Group’s revenues are disaggregated as follows:
Type of goods or service

	Year ended December 31,
in € thousand	2024	2023	2022
IXIARO	94,069	73,483	41,349
DUKORAL	32,303	29,775	17,334
Third party products	33,185	35,675	26,545
IXCHIQ	3,696	—	—
VLA2001[1]	—	5,691	29,568
PRODUCT SALES	163,253	144,624	114,797
Royalties received	2,410	2,129	843
Revenues from shipping and handling	1,368	21	21
Milestone payment - licenses	712	3,637	(38,805)
Other services	1,133	2,288	283,650
thereof COVID-19	—	1,973	280,010
OTHER REVENUES FROM CONTRACTS WITH CUSTOMERS	5,622	8,075	245,709
Other non-IFRS 15 revenue	704	1,014	797
REVENUES	169,579	153,713	361,303
(1) Revenues from these products were derived from contractual arrangements and do not represent product sales.

In the year ended December 31, 2024 product sales for all active products increased by €18.6 million compared to the same period in 2023.
IXIARO sales showed a 28% increase in sales, which was the result of the U.S. Military returning to a more regular supply pattern and double-digit growth in the travel market..
DUKORAL sales in 2024 were 8% higher compared to 2023. This increase is a result of the significant recovery in the private travel market and price increases. Foreign currency fluctuations had an immaterial impact on DUKORAL sales.
The first IXCHIQ product sales were recorded in 2024, following the adoption of the U.S. Advisory Committee on Immunization Practices (ACIP)’s recommendations by the U.S. Centers for Disease Control and Prevention (CDC) in March 2024.
Third party product sales in 2024 were 7% lower compared to 2023, which was mainly driven by lower sales of Rabipur/RabAvert, following supply shortages primarily in the first quarter of the year.
Product sales for the COVID-19 vaccine VLA2001 product decreased by €5.7 million as the program was discontinued.
Revenues from shipping and handling increased in 2024 to €1.4 million due to a revised customer agreement including an additional charge for freight costs.
Revenues from milestone payments and licenses decreased by €2.9 million in 2024 compared to 2023, mainly resulting from lower revenue recognition related to the R&D collaboration activities for chikungunya with Instituto Butantan in Brazil.
Other revenues decreased from €2.3 million in 2023 to €1.1 million in 2024. This change is mainly due to the discontinuation of the VLA2001 program.
In the year ended December 31, 2022, other revenues from other services from contracts with customers were strongly influenced by one-off effects. An income of €169.2 million was related to the termination of the UK Supply Agreement and further €110.8 million to the termination of the EC APA . This was partially offset by €45.9 million of negative revenue for milestone payments and licenses due to an increase in the refund liability resulting from the amendment to the Collaboration and License Agreement with Pfizer.
Sales channels for product sales
Products are sold via the following sales channels:

	Year ended December 31,
in € thousand	2024	2023	2022
Direct product sales	137,889	119,305	75,968
Indirect product sales	25,365	25,320	38,828
TOTAL PRODUCT SALES	163,253	144,624	114,797

Geographical markets
In presenting information on the basis of geographical markets, revenue is based on the final location where Valneva’s distribution partner sells the product or where the customer/partner is located.

	Year ended December 31,
in € thousand	2024	2023	2022
United States	48,593	32,964	(23,803)
Canada	32,321	28,193	18,904
United Kingdom	19,489	20,266	181,129
Germany	18,374	13,503	68,529
Austria	15,897	14,583	21,793
Nordics	13,937	12,695	12,043
France	7,220	5,866	46,608
Other Europe	9,056	9,335	18,740
Rest of World	4,691	16,308	17,360
REVENUE TOTAL	169,579	153,713	361,303
Nordics includes Finland, Denmark, Norway and Sweden.

In the year ended December 31, 2024, total revenues increased by €15.9 million in comparison to the year ended December 31, 2023. Revenues from the United States, Germany, and Canada positively contributed to this result. Sales to the U.S. military increased considerably, primarily as a result of the U.S. military returning to a more regular supply pattern in 2024, while no sales to the U.S. military were recorded in the first half of 2023.
Revenues in the year ended December 31, 2022 were strongly influenced by one-off effects. Revenues from the United States included net negative revenue of €45.9 million as a result of the amendment to the Collaboration and License Agreement with Pfizer. Further 2022 revenues from the United Kingdom included non-product revenues of €169.2 million from the UK Authority following the UK Settlement Agreement. During 2022, Valneva also received a release of non-refundable advance payments from several EU member states, affecting specifically revenues from Germany, France, Austria, the Nordics, and Other Europe.

Information about major customers
The concentration risk from the customer portfolio of the Group is limited. In 2024, there was one single customer with a contribution exceeding 10% of the annual revenue (with a share of 14%).
Product sales to the largest customer amounted to €23.0 million in 2024 (2023: €17.7 million, 2022: €16.0 million). Other revenues from the largest customer amounted to €1.2 million in 2024 (2023: €5.0 million, 2022: €169.2 million). In 2022, the UK Authority was the largest customer due to the UK Supply Agreement.
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

5.6 Expenses by nature
The consolidated income statement line items cost of goods and services, research and development expenses, marketing and distribution expenses and general and administrative expenses include the following items by nature of cost:

		Year ended December 31,
in € thousand	Note	2024	2023	2022
Consulting and other purchased services		65,783	80,988	141,631
Cost of services and change in inventory		13,681	11,417	190,086
Employee benefit expense other than share-based compensation (*)	5.7	83,028	72,997	56,393
Share-based compensation expense	5.7	8,710	6,276	(5,215)
Raw materials and consumables used		21,982	14,113	12,723
Depreciation and amortization and impairment	5.12/13/14	19,586	16,853	44,285
Building and energy costs		13,908	13,088	14,696
Supply, office and IT costs		7,682	11,663	11,739
License fees and royalties		4,065	5,492	6,830
Advertising costs		16,781	13,361	7,343
Warehousing and distribution costs		5,790	3,939	1,898
Travel and transportation costs		3,197	2,700	2,208
Other expenses		3,593	4,432	2,329
OPERATING EXPENSES		267,788	257,320	486,945

Operating expenses in the year ended December 31, 2024 amounted to €267.8 million, which was a slight increase compared to the €257.3 million in the year ended December 31, 2023.
The €229.6 million decrease in operating expenses from €486.9 million in the year ended December 31, 2022 to €257.3 million in the year ended December 31, 2023 primarily resulted from one-off expenses recorded in 2022 which were related to the suspended COVID-19 program. These expenses included the write-down of COVID-19 vaccine inventory of €159.4 million (presented under “cost of services and change in inventory”) as well as impairment charges related to fixed assets.
Expenses for “consulting and other purchased services” reduced substantially in the year ended December 31, 2024 to €65.8 million. During the comparison period of 2023, we incurred higher service fees for clinical studies related to research and development of the Zika vaccine candidate and higher expenditures on the COVID-19 vaccine, VLA2001. The comparison period of 2022 included significant expenses for VLA2001, related to research and development and external manufacturing costs.
Expenses for “cost of services and change in inventory” and “Raw materials and consumables used” increased in the year ended December 31, 2024 by €2.3 million and €7.9 million respectively, compared to 2023, mostly due to higher level of sales and more expenditure on research and development activities on commercialized products. These expenses strongly decreased in the year ended December 31, 2023 compared to the year ended December 31, 2022 as effects from the significant changes to the ordered volumes and the expected future demand for VLA2001, including in particular a write-down of inventory of €159.4 million.
“Employee benefit expenses other than share-based compensation” increased in the year ended December 31, 2024 compared to December 31, 2023 and December 31, 2022 due to inflation-related higher salaries and social security contributions. During 2024, the Group had an average of 695 employees (in 2023: 684 employees).
“Share-based compensation” expenses increased in the year ended December 31, 2024 compared to 2023 by €2.4 million due to a new plan introduced as at 22nd of October, 2024. In 2022 we recorded an income under “Share-based compensation expense” due to a change in the valuation of the share-based payment program resulting from the reduction in our share price.
The expense under “depreciation and amortization and impairment” increased in the year ended December 31, 2024 compared to 2023 by €2.7 million due to the capitalization of the Almeida facility in Livingston. In the year ended December 31, 2022 the Group recorded one-off charges of €14.8 million for the impairment of VLA2001-related fixed assets including idle manufacturing equipment, leasehold improvements and Right of Use assets.
The increase of “advertising costs” in the year ended December 31, 2024 compared to the year ended December 31, 2023 and 2022 was driven by higher staff costs to support product sales growth across the direct markets.

Principal Accountant Fees and Services
PricewaterhouseCoopers Audit and Deloitte & Associés served as independent auditors for the year ended December 31, 2024 and for all other reporting periods presented. The table below shows fees charged by those firms and member firms of their networks to Valneva and consolidated subsidiaries in the years ended December 31, 2024 and 2023.

	Year ended December 31,
	PricewaterhouseCoopers						Deloitte & Associés
in € thousand	2024	%	2023	%	2022	%	2024	%	2023	%	2022	%
Audit fees	1,710	89%	2,076	98%	1,891	99%	1,311	89%	1,902	99%	1,678	99%
provided by the statutory auditor	1,272	66%	1,539	73%	1,386	72%	1,185	80%	1,622	84%	1,376	81%
provided by the statutory auditor's network	439	23%	537	25%	505	26%	126	9%	280	15%	302	18%
Audit-related Fees	—	—%	—	—%	—	—%	—	—%	—	—%	13	1%
provided by the statutory auditor	—	—%	—	—%	—	—%	—	—%	—	—%	13	1%
provided by the statutory auditor's network	—	—%	—	—%	—	—%	—	—%	—	—%	—	—%
Tax Services	45	2%	40	2%	25	1%	—	—%	—	—%	—	—%
provided by the statutory auditor's network	45	2%	40	2%	25	1%	—	—%	—	—%	—	—%
All Other Fees	163	8%	—	—%	—	—%	163	11%	19	1%	—	—%
Total	1,918	100%	2,116	100%	1,916	100%	1,474	100%	1,921	100%	1,691	100%
Audit-related fees comprised mainly the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. All other fees are the aggregate fees billed for the limited assurance review of sustainability reporting and verification of disclosure requirements set out in article 8 of Regulation (EU) 2020/852.
5.7 Employee benefit expense
Employee benefit expenses include the following:

	Year ended December 31,
in € thousand	2024	2023	2022
Salaries	63,313	55,793	57,272
Social security contributions	16,300	14,359	(3,035)
Share-based compensation expense	8,710	6,276	(5,215)
Training and education	1,582	1,292	840
Other employee benefits	1,833	1,553	1,317
TOTAL EMPLOYEE BENEFIT EXPENSE	91,739	79,273	51,178
In the year ended December 31, 2024, the social security contributions included an income of €1.6 million (December 31, 2023: €1.6 million, December 31, 2022: €23.2 million) resulting from the release of the provision of employer contribution charges on share-based payment programs due to the reduction in the share price.
During 2024, the Group had an average of 695 employees (2023: 684 employees, 2022: 778 employees).
5.8 Other income/(expenses), net
Gain from sale of Priority Review Voucher, net
The Company sold the PRV received from the FDA for $103 million (€95 million) on February 2, 2024.
The Company was awarded a tropical disease PRV in November 2023 following the FDA’s approval of IXCHIQ, Valneva’s single-dose, live-attenuated vaccine indicated for the prevention of disease caused by chikungunya virus.
The net gain from the sale of the PRV amounted to €90.8 million, after deducting expenses in the amount of €4.2 million, which included transaction fees as well as expenses in connection with contractual payment obligations related to the PRV sale.

Other income and expenses, net
Other income and expenses, net include the following:

	Year ended December 31,
in € thousand	2024	2023	2022
Research and development tax credit	10,028	6,797	15,348
Grant income	10,194	11,350	191
Gain/(loss) on disposal of fixed assets and intangible assets, net	(445)	(21)	(38)
Gain/(loss) from revaluation of lease agreements	711	45	(32)
Taxes, duties, fees, charges, other than income tax	(346)	(475)	(217)
Miscellaneous income/(expenses), net	564	3,824	(3,054)
OTHER INCOME AND EXPENSES, NET	20,706	21,520	12,199

Other operating income and expenses decreased by €0.8 million, or 4%, to €20.7 million for the year ended December 31, 2024 from €21.5 million for the year ended December 31, 2023 primarily due to lower grant income and net miscellaneous income.
Income from the research and development tax credit increased in 2024 due to the research and development tax credit in Scotland amounting to €5.2 million. However, this increase was offset by the reduction in the research and development tax credit in Austria by €2.1 million due to a lower eligible expense base compared to 2023.
In the year ended December 31, 2023, the Group recognized a grant income of €11.1 million from Scottish Enterprise, Scotland’s national economic development agency, for developing non-COVID-19 vaccines (the IXCHIQ and IXIARO) while in the year ended December 31, 2024 the amount recognized was €3.7 million.
In the year ended December 31, 2024, Valneva was awarded with additional funding of $41.3 million to be split over the next five years from CEPI (Coalition for Epidemic Preparedness Innovations). By December 31, 2024, Valneva had received and recognized €6.5 million (December 31, 2023 €0.2 million) as grant income related to this agreement.
The decrease in the “miscellaneous income/(expenses), net” for the year ended December 31, 2024 is due mainly to the one-time income of €4.7 million recognized for the year ended December 31, 2023, which was related to a settlement with a supplier in connection with COVID-19 activities and the one-time expense of €1.4 million related to the divestment of the CTM unit in Solna. In the year ended December 31, 2022, this position was negatively impacted by a litigation provision in the amount of €3.1 million.
5.8.1 Grants
Grants from governmental agencies and non-governmental organizations are recognized where there is reasonable assurance that the grant will be received and the Group will comply with all conditions.
Grants received as reimbursement of approved research and development expenses are recognized as other income when the related expenses have been incurred and there is reasonable assurance that funds will be received. Advance payments received under such grants are deferred and recognized when the relevant conditions are met. Advance payments received which need to be repaid are recognized as borrowings (see Note 5.24.1).
Government grants received to support the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.
In February 2022, the Group received two grants worth up to £20.0 million (approximately €23.9 million) from Scottish Enterprise, Scotland’s national economic development agency, to support research and development relating to the manufacturing processes of the COVID-19 vaccine and other vaccine candidates. Following the termination of the COVID-19 vaccine program, in May 2023 the grant relating to this program was amended, reducing the available funding from £7.5 million to nil. In 2024, there were no amendments to the grants. The funds under the remaining grant were received over three years, beginning in March 2022. In the year ended December 31, 2024, €3.7 million (£3.1 million) of grant funds from Scottish Enterprise were recognized. In the year ended December 31, 2023, €11.1 million (£9.6 million) of grant funds from Scottish Enterprise were recognized.
In 2019 the Group signed a funding agreement with CEPI. Valneva received $24.6 million for vaccine manufacturing and late-stage clinical development of a single-dose, live attenuated vaccine against chikungunya. In line with CEPI’s commitment to equitable access, the funding underwrote a partnership effort to accelerate regulatory approval of Valneva’s chikungunya vaccine for use in regions where outbreaks occur and to support World Health Organization prequalification to facilitate broader access in lower- and middle-income countries. Valneva had to pay back part of the consideration upon achievement of certain milestones. The refundable consideration is accounted for as a loan and measured in accordance with IFRS 9 (see Note 5.24.1). The difference between the proceeds from CEPI and the carrying amount of the loan is treated under IAS 20 and presented as “Borrowings”. The amount from the CEPI grant which benefits Instituto Butantan is recognized as revenue (see Note 5.5). In the year ended December 31, 2024, nil grant income (2023: €0.2 million) and €0.4 million of other revenues (2023: €5.0 million) related to the first CEPI agreement were recognized.

The partnership with CEPI was extended in 2024 when the Group signed the second funding agreement. CEPI provides up to $41.3 million additional funding in the next five years to support broader access to IXCHIQ, in Low- and Middle-Income countries (LMICs), as well as post-marketing trials and potential label extensions in children, adolescents, and pregnant women. The proceeds from CEPI are treated under IAS 20 and presented as Grant income. In the year ended December 31, 2024, €6.5 million of grant income related to the second agreement with CEPI was recognized.
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
In December 31, 2024, the position included research and development tax credits mainly from Scotland (€5.2 million) and from Austria (€3.6 million) whereas in the previous period Valneva received tax credits primarily from Austria (€5.7 million) and to a lesser extent from France.
5.9 Finance income/(expenses), net
Interest income is recognized on a time-proportion basis using the effective interest method.

	Year ended December 31,
in € thousand	2024	2023	2022
FINANCE INCOME
Interest income from other parties	2,362	1,210	260
TOTAL FINANCE INCOME	2,362	1,210	260
FINANCE EXPENSES
Interest expense on loans	(22,808)	(13,681)	(8,238)
Interest expense on refund liabilities	(360)	(8,419)	(9,597)
Interest expenses on lease liabilities	(813)	(1,183)	(955)
Other interest expense	(3)	(42)	(264)
TOTAL FINANCE EXPENSES	(23,984)	(23,325)	(19,054)
FOREIGN EXCHANGE GAIN/(LOSSES), NET	(3,193)	5,574	(12,587)
FINANCE INCOME/(EXPENSES), NET	(24,816)	(16,541)	(31,381)

The increase in interest expense on loans is due to the further draw-down in the second half of the year 2023, for further details see Note 5.24.
The interest expense on refund liabilities for the year ended December 31, 2023 of €8.4 million was mainly caused by accumulated payment deferrals related to the Pfizer agreement. The interest expense on refund liabilities for the year ended December 31, 2024 decreased to €0.4 million due to the significant payments made to Pfizer during the second half of 2023 and the fulfillment of all payment obligations during the first half of 2024. Please refer to Note 5.29 for more information on the refund liability balances.
The foreign exchange gain/(losses), net are primarily driven by non-cash revaluation results of non-Euro denominated balance sheet positions, especially caused by USD denominated liabilities (increase of the USD against the EUR of 7% in 2024).
5.10 Income tax income/(expense)
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, as the case may be. The current Income tax income/(expense) is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities.
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
5.10.1 Current income tax
Income tax income/(expense) is comprised of current and deferred tax.

	Year ended December 31,
in € thousand	2024	2023	2022
CURRENT TAX
Current income tax charge	(2,595)	(931)	(1,029)
Adjustments in respect of current income tax of previous year	(119)	(175)	97
DEFERRED TAX
Relating to origination and reversal of temporary differences	1,953	(1,695)	2,468
INCOME TAX BENEFIT/(EXPENSE)	(761)	(2,800)	1,536
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
The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	Year ended December 31,
in € thousand	2024	2023	2022
PROFIT/(LOSS) BEFORE TAX	(11,486)	(98,629)	(144,815)
Tax calculated at domestic tax rates applicable to profits in the respective countries	2,953	23,400	37,203
Income not subject to tax (mainly R&D tax credit)	3,630	190	7,435
Expenses not deductible for tax purposes	(3,391)	(1,902)	(26)
Deferred tax asset not recognized	(3,896)	(23,360)	(45,955)
Utilization of previously unrecognized tax losses/ Recognition of tax asset previously not recognized	172	(1,593)	2,628
Income tax credit/withholding tax/other adjustments	168	553	101
Effect of change in applicable tax rate	(34)	(160)	586
Exchange differences	(244)	(25)	(526)
Income tax of prior years	(119)	98	90
Minimum income tax	—	(2)	(2)
INCOME TAX BENEFIT/(EXPENSE)	(761)	(2,800)	1,536
Effective income tax rate	—	—	—
In the year ended December 31, 2024, although the Group operated at a loss overall, there were profitable entities with revenues from the sale of commercialized travel vaccines and from the sale of third-party products.
5.10.2 Deferred tax
As at December 31, 2024, the deferred tax assets of €201.4 million (December 31, 2023: €204.5 million) were not recognized as there was not sufficient evidence that adequate taxable profit will be available against which the unused tax losses can be utilized in the foreseeable future. Deferred tax assets were only recognized for entities where sufficient evidence has been provided that adequate taxable profit will be available against which the unused tax losses can be utilized in the foreseeable future.
As at December 31, 2024, the Group had tax losses carried forward of €843.6 million (December 31, 2023: €879.1 million), of which €307.3 million related to Valneva SE (December 31, 2023: €290.0 million), €516.0 million related to Valneva Austria GmbH (December 31, 2023: €564.2 million), €10.7 million related to Valneva Scotland, Ltd. (December 31, 2023: €10.4 million), €9.2 million related to Valneva Sweden AB (December 31, 2023: €13.7 million) and €0.8 million related to Vaccines Holdings Sweden AB (December 31, 2023: €0.9 million).
Tax losses carried forward in France, Austria, United Kingdom and Sweden have no expiry date.

The gross movement on the deferred income tax account was as follows:

	Year ended December 31,
in € thousand	2024	2023	2022
BEGINNING OF THE YEAR	2,954	4,943	2,292
Exchange differences	536	(294)	171
Income statement charge/(credit)	1,953	(1,695)	2,480
END OF THE YEAR	5,443	2,954	4,943
The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

	Year ended December 31,
in € thousand	2024	2023
DEFERRED TAX ASSET FROM
Tax losses carried forward	200,153	207,858
Fixed assets	1,444	1,765
Inventory	7,325	4,388
Borrowings and accrued interest	9,909	4,722
Provision	1,564	1,501
Other items	318	217
Non-recognition of deferred tax assets	(201,356)	(204,529)
TOTAL DEFERRED TAX ASSETS	19,357	15,921
DEFERRED TAX LIABILITY FROM
Fixed assets	(6,963)	(6,364)
Intangible assets	(5,517)	(5,157)
Other items	(1,435)	(1,446)
TOTAL DEFERRED TAX LIABILITY	(13,915)	(12,967)
DEFERRED TAX, NET	5,443	2,954
The corporate income tax rate in Austria was set at 23% in 2024 (2023: 24%, 2022: 25%).
The corporate income tax rate in the United Kingdom was set at 25% in 2024 (2023: 19% until March 2023 and increased to 25% from April 2023 onward).
The corporate income tax rate in France reduced to 25% from 2022 onward.
The deferred tax assets and liabilities presented above as at December 31, 2024 and December 31, 2023 have been adjusted for these changes in tax rates.
5.11 Earnings (Losses) per share
Basic
Basic earnings (losses) per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of outstanding shares during the year, excluding shares purchased by the Company and held as treasury shares (see Notes 5.22 and 5.23).

	Year ended December 31
	2024	2023	2022
Net profit (loss) from continuing operations attributable to equity holders of the Company (in € thousand)	(12,247)	(101,429)	(143,279)
Weighted average number of outstanding shares	145,705,876	138,624,381	115,473,914
BASIC EARNINGS (LOSSES) FROM CONTINUING OPERATIONS PER SHARE (€ PER SHARE)	(0.08)	(0.73)	(1.24)
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

	Year ended December 31
	2024	2023	2022
Profit used to determine diluted earnings per share (in € thousand)	(12,247)	(101,429)	(143,279)
Weighted average number of outstanding shares for diluted earnings (losses) per share (1)	145,705,876	138,624,381	115,473,914
DILUTED EARNINGS/(LOSSES) FROM CONTINUING OPERATIONS PER SHARE (€ PER SHARE)	(0.08)	(0.73)	(1.24)
(1)    Potentially dilutive securities (2024: 1,627,520 share options; 2023: 2,861,904 share options, 2022: 1,504,892) have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact due to the losses reported.
5.12 Intangible assets
Computer software
Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and implement the specific software. These costs are amortized on a straight-line basis over their estimated useful lives, which is generally between three to six years.
Costs associated with developing or maintaining computer software programs are recognized as expenses when they were incurred.
The costs of computer software subject to a software as a service agreement (SaaS) are recognized as expenses when they are incurred.
Acquired research and development technology and projects
Acquired research and development technology projects are capitalized. In case of a purchase with variable payments for an intangible asset, Valneva applies the cost accumulation method. Each component of the agreement such as up-front payments, development milestone payments, and sales milestone payment are considered and assessed separately to determine if they meet the capitalization criteria. Valneva chooses to apply the cost accumulation approach for the capitalization of variable or contingent payments and does not estimate and record a liability at the acquisition date.
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

Other development expenditures that do not meet these criteria are recognized as expenses when they are incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, generally 10 - 15 years. In 2024 and 2023, no development costs were capitalized.
Amortization
Amortization of intangible assets is calculated using the straight-line method to allocate their cost amounts to their residual values over their estimated useful lives, as follows:
•Software                        3 - 6 years
•Acquired R&D technology and projects         1 - 24 years
•Development costs                1 - 15 years

The useful life is determined on a case-by-case basis according to the nature and characteristics of the items included under this heading. The main current acquired research and development technology project is amortized over periods of 24 years (with a remaining useful life period of 8 years) which is based on estimated period where Valneva benefits from the patent.

in € thousand	Software	Acquired R&D technology and projects	Development costs	Intangible assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2024
Opening net book value	255	24,073	1,239	—	25,567
Additions	79	2,500	—	—	2,579
Amortization charge	(126)	(2,687)	(145)	—	(2,958)
Exchange rate differences	(2)	62	11	—	71
CLOSING NET BOOK VALUE	205	23,948	1,104	—	25,258
AS AT DECEMBER 31, 2024
Cost	5,823	83,349	7,345	—	96,516
Accumulated amortization and impairment	(5,618)	(59,400)	(6,240)	—	(71,258)
CLOSING NET BOOK VALUE	205	23,948	1,104	—	25,258

in € thousand	Software	Acquired R&D technology and projects	Development costs	Intangible assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2023
Opening net book value	585	26,731	1,394	—	28,711
Additions	85	—	—	—	85
Amortization charge	(420)	(2,683)	(160)	—	(3,262)
Disposals	—	—	—	—	—
Exchange rate differences	4	24	4	—	33
CLOSING NET BOOK VALUE	255	24,073	1,239	—	25,567
AS AT DECEMBER 31, 2023
Cost	6,368	80,562	7,314	—	94,244
Accumulated amortization and impairment	(6,113)	(56,489)	(6,075)	—	(68,677)
CLOSING NET BOOK VALUE	255	24,073	1,239	—	25,567
As at December 31, 2024, acquired research and development increased by €2.5 million when the Group entered into a strategic partnership with LimmaTech Biologics to accelerate the development of the world’s most clinically advanced tetravalent Shigella vaccine candidate.
As at December 31, 2023, there were no acquired research and development technology project assets with a definite useful life that not yet amortized.
Significant intangible assets (included in acquired R&D technology and projects as well as in development costs) with definite useful life are comprised primarily of the already commercialized vaccine against Japanese encephalitis (IXIARO) with acquisition costs amounting to €79.1 million (December 31, 2023: €78.8 million) and a net book value of €22.3 million (December 31, 2023: €25.0 million).
For impairment tests, please see Note 5.15.
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

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, which is generally the case for leases in the Group, the Group uses its incremental borrowing rate. The incremental borrowing rate depends on the term, currency, and start date of the lease and is determined based on a series of inputs including: the risk-free rate based on government bond rates, a country-specific risk adjustment, a credit risk adjustment based on bond yields, and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different than that of the Group and the lease does not benefit from a guarantee from the Group. Valneva uses incremental borrowing rates between 0.183% and 7.000%, depending on the currency and the remaining term until maturity. For the rental contracts for the premises in Sweden interest rates of 2.493% and 3.401% were determined.
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
The Group does not have residual value guarantees in the rental contracts.
5.13.1 Development of right-of-use assets

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Furniture, fittings and other	Total assets
YEAR ENDED DECEMBER 31, 2024
Opening net book value	20,141	—	251	20,392
Additions	38	—	199	237
Amortization	(1,788)	—	(135)	(1,923)
Impairment charge	980	—	—	980
Revaluation due to variable payments	1,404	—	—	1,404
Termination of contracts	(1,246)	—	(12)	(1,258)
Exchange rate differences	(596)	—	(3)	(599)
CLOSING NET BOOK VALUE	18,932	—	300	19,232

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Furniture, fittings and other	Total assets
YEAR ENDED DECEMBER 31, 2023
Opening net book value	41,365	—	238	41,603
Additions	3,593	—	189	3,781
Amortization	(2,428)	—	(141)	(2,569)
Termination of contracts	(22,516)	—	(32)	(22,548)
Exchange rate differences	127	—	(2)	125
CLOSING NET BOOK VALUE	20,141	—	251	20,392
In the year ended December 31, 2024, right of use assets decreased from €20.4 million to €19.2 million, mainly due to termination of contracts and amortizations.
The largest remaining active lease contract is for the building in Solna, Sweden, which has a book value of €15.2 million as at December 31, 2024 (December 31, 2023: €15.5 million).
Due to the termination of the contract for a leased building, an impairment charge of €1.0 million relating to VLA2001 was derecognised in 2024.
For details on lease liabilities, see Note 5.27. For details on the impairment charge, see Note 5.15.

5.13.2 Other amounts recognized in the consolidated income statement
Expense relating to short-term leases and leases of low-value assets as well as expenses relating to termination of lease contracts have not been material in 2024 and 2023. There have been no substantive revaluations recognized to the income statement in 2024 and 2023.
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

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Computer hardware	Furniture, fittings and other	Assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2024
Opening net book value	99,100	31,761	1,053	560	3,724	136,198
Additions	10,356	3,720	569	68	(292)	14,421
Depreciation charge	(7,828)	(6,248)	(467)	(161)	—	(14,705)
Impairment charge/reversal	—	322	—	—	—	322
Disposals	(102)	(800)	(20)	(11)	—	(932)
Exchange rate differences	3,151	302	20	21	86	3,579
CLOSING NET BOOK VALUE	104,678	29,056	1,155	477	3,518	138,883
AS AT DECEMBER 31, 2024
Cost	151,034	74,445	3,542	1,512	3,518	234,051
Accumulated depreciation and impairment	(46,357)	(45,389)	(2,386)	(1,035)	—	(95,167)
CLOSING NET BOOK VALUE	104,678	29,056	1,155	477	3,518	138,883
The additions in 2024 were primarily from the construction of the Almeida facility in Livingston. The depreciation charges for the fiscal year were conducted in accordance with standard practices, and present a slight increase due to the investments from previous years.

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
The change in the scope of consolidation in 2023 came from the acquisition of VBC3. The additions were primarily related to the Almeida facility in Livingston. The reversal of impairment was due to a reversal of a fixed asset impairment in the amount of €1.9 million related to production equipment in Livingston.
From the total of €19.6 million (2023: €16.9 million) of depreciation, amortization and impairment expenses, €12.0 million (2023: €12.5 million) were charged to cost of goods and services, €6.3 million (2023: €3.0 million) were charged to research and development expenses, €0.7 million (2023: €0.8 million) were charged to marketing and distribution expenses and €0.4 million (2023: €0.5 million) were charged to general and administrative expenses.
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

	Year ended December 31,
in € thousand	2024	2023
United Kingdom	93,309	87,646
Austria	48,533	49,460
Nordics	36,264	39,111
France	4,350	4,839
United States	781	934
Canada	138	166
NON-CURRENT ASSETS	183,373	182,156
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
An assessment of triggering events performed for the year ended December 31, 2024 resulted in no triggering events identified for the IXIARO and DUKORAL CGU’s. Following the identification of a triggering event for the IXCHIQ CGU, an impairment test was performed. No material impairment reversal was booked in the year ended December 31, 2024.
A dedicated CGU was identified for Shigella resulting from the development collaboration license and commercialization agreement signed with LimmaTech Biologics AG in July 2024. For this newly identified CGU there were no indications of impairment.

IXIARO
No triggering event was identified for the year ended December 31, 2024. Further, the impairment test for the CGU of IXIARO did not result in any impairment for the year ended December 31, 2023.
DUKORAL
As at December 31, 2024, no triggering event was identified therefore no impairment testing was conducted that could have resulted in impairment charges. The impairment testing on DUKORAL for the year ended December 31, 2023 did not result in any impairment charges.
IXCHIQ
The impairment test for the IXCHIQ CGU as at December 31, 2024 did not result in any impairment requirement as the value in use for the CGU was considerably higher than the book value of its assets. Further details can be seen in the below sensitivity analysis.
Sensitivity to changes in assumptions
The net present value calculations are based upon assumptions regarding market size, expected sales volumes resulting in sales value expectations, expected royalty income or expected milestone payments. The calculations are based on projected sales of product but although on expected royalties and milestones payments to received. The net present value calculations are most sensitive to the following assumptions:
–discount rate
–reduction of expected revenues
The following table shows these parameters and their sensitivity to the overall result in case of described changes:

in € thousand (except ratios)	IXIARO	DUKORAL	IXCHIQ	Shigella	CTM*
WEIGHTED AVERAGE COST OF CAPITAL (WACC)
2024	—%	—%	8.79%	—%	—%
2023	9.08%	8.94%	9.04%	—%	—%
BREAK-EVEN WACC
2024	—%	—%	27.04%	—%	—%
2023	81.06%	8.04%	113.62%	—%	—%
IMPAIRMENT IF WACC INCREASES BY 1% (in € thousand)
2024	—	—	NO	—	—
2023	NO	3,330	NO	—	—
Impairment if sales reduce by 10% (in € thousand)
2024	—	—	NO	—	—
2023	NO	6,508	NO	—	—
* CTM CGU was sold in July 2023, see Note 5.21.
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

	Year ended December 31,
in € thousand	2024	2023
FINANCIAL INSTRUMENTS IN ASSETS
Trade receivables	35,205	41,645
Other assets (1)	1,256	1,109
Cash and cash equivalents	168,271	126,080
TOTAL ASSETS	204,731	168,834
(1)    Prepayments and tax receivables and other non-financial assets are excluded from the other assets balance, as this analysis is required only for financial instruments.

The Group has only financial instruments which are categorized as liabilities at amortized costs. Financial instruments can be found in the following positions within the liabilities:

	Year ended December 31,
in € thousand	2024	2023
FINANCIAL INSTRUMENTS IN LIABILITIES
Borrowings	187,373	176,847
Trade payables and accruals	35,522	44,303
Tax and employee-related liabilities (1)	13,107	10,815
Lease liabilities	28,941	31,969
Refund liabilities	26,141	39,941
Other liabilities (2)	79	34
TOTAL LIABILITIES	291,163	303,908

(1)    Social security and other tax payables are excluded from the tax and employee-related liabilities balance, as this analysis is required only for financial instruments.
(2)    Deferred income is excluded from the other liabilities balance, as this analysis is required only for financial instruments.

5.16.2 Fair value measurements
As at December 31, 2024 and December 31, 2023, the Group did not have assets and liabilities measured through profit and loss. In both periods, the Group also did not subscribe to any foreign currency options nor foreign currency forwards. Due to the short-term nature of its financial instruments fair valuation has no effect on the financial position.
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

With all other variables held constant, the impact from changes in exchange rates on the pre-tax result would be as follows:

	Year ended December 31,
in € thousand	2024	2023
USD/EUR +10%	(16,973)	(24,079)
USD/EUR -10%	20,745	29,430
GBP/EUR +10%	8,525	4,760
GBP/EUR -10%	(10,420)	(5,817)
SEK/EUR +10%	(5,725)	(8,846)
SEK/EUR -10%	6,998	10,812
CAD/EUR +10%	3,178	2,368
CAD/EUR -10%	(3,884)	(2,894)
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

	Year ended December 31,
in € thousand	2024	2023
TRADE RECEIVABLES
Receivables from governmental institutions (AAA-country)	—	205
Receivables from governmental institutions (AA-country)	5,202	11,535
Receivables from governmental institutions (A-country)	—	—
AA	—	—
A	3,184	—
Counterparties without external credit rating or rating below A	26,819	29,905
TRADE RECEIVABLES	35,205	41,645

OTHER ASSETS
A	—	—
Assets from governmental institutions (AA-country)	—	—
Counterparties without external credit rating or rating below A	1,256	1,109
OTHER ASSETS	1,256	1,109

CASH AND CASH EQUIVALENTS
AA	8,921	17,581
A	156,135	108,253
Counterparties without external credit rating or rating below A	3,214	245
CASH AND CASH EQUIVALENTS	168,271	126,080
The rating information refers to long-term credit ratings as published by Standard & Poor’s or another rating organization (equivalent to the Standard & Poor’s rating).
The maximum exposure to credit risk at the reporting date is the fair value of the financial assets.

5.16.5 Impairment of financial assets
Trade receivables
According to IFRS 9.5.5.15, the simplified approach (measuring the loss allowance at an amount equal to lifetime expected credit losses) has to be used for trade receivables, which do not contain a significant financing component. This is the case for the Group, as all trade receivables are short-term with a maturity lasting less than 12 months.
Loss allowances have to be established for each trade receivable based on the expected credit losses. Accordingly, at the end of each reporting period, trade receivables were adjusted through a loss allowance in accordance with the revised expected outcome.
According to IFRS 9.5.5.17, default probabilities should be determined on the basis of historical data but must be adjusted on the balance sheet date on the basis of up-to-date information and forward looking information. The analysis of the historical data showed as at December 31, 2024 and December 31, 2023 that losses incurred were immaterial, taking further into account the limited number of customers as well as credit checks mentioned in Note 5.2.5. Therefore, loss allowance was considered immaterial as at December 31, 2024 and December 31, 2023.
Other assets and cash and cash equivalents
Historically, no losses have been incurred on other assets measured at amortized costs and on cash and cash equivalents. As at December 31, 2024 and December 31, 2023, the expected credit loss was calculated using the cumulative expected default rate based on the counterparties’ ratings and was immaterial.
5.17 Inventories
Inventories are stated at the lower of cost and net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) at standard costs. The variances between the actual costs and the standard costs are calculated monthly and allocated to the inventory, so there is no difference between actual cost of manufacture and the value of inventory. Inventories exclude borrowing costs. Provisions for batches which fail to meet quality requirements and may not be sold (failed batches) are deducted from the value of inventories.

	Year ended December 31
in € thousand	2024	2023
Raw materials	28,086	35,379
Work in progress	36,832	38,094
Finished goods	19,493	12,968
Purchased goods (third party products)	4,762	3,626
GROSS AMOUNT OF INVENTORIES BEFORE WRITE-DOWN	89,173	90,067
Less: write-down provision	(35,510)	(45,601)
INVENTORIES	53,663	44,466

As of December 31, 2024 the decrease in gross amounts of inventories before write-down primarily related to a decrease in the inventory of raw materials and work in progress, which was partially offset by an increase in finished goods, namely, IXIARO, IXCHIQ and DUKORAL, and purchased goods from third parties.
The total write-down provision on inventory amounted to €35.5 million as of December 31,, 2024 (December 31, 2023: €45.6 million). The decrease in the write-down provision compared to the prior year was mainly attributable to the scrapping of the COVID-19 vaccine, VLA2001, in an amount of €14.0 million in 2024 (2023: €145.7 million) following the suspension of manufacturing of the product in 2022. All raw materials and work in progress related to VLA2001 that could not be repurposed and used for other products were written down during prior years.
Write-down provisions related to the inventory categories as follows:

	Year ended December 31
in € thousand	2024	2023
Raw materials	21,728	28,158
Work in progress	12,600	15,177
Finished goods	591	1,524
Purchased goods (third party products)	591	743
TOTAL WRITE-DOWN PROVISION	35,510	45,601

As at December 31, 2024, €17.2 million of the inventory reserves were attributable to VLA2001 (December 31, 2023: €31.2 million), of which €17.2 million related to raw materials (December 31, 2023: €26.6 million).
As at December 31, 2024, the remaining write-down provision of €17.2 million in raw materials and work in progress related to Valneva's commercialized vaccines IXIARO, DUKORAL and IXCHIQ (December 31, 2023: €12.2 million).
As at December 31, 2024, the write-down provision for finished goods for Valneva's commercialized vaccines IXIARO IXCHIQ and DUKORAL based on sales expectations and limited shelf life of the products, amounted to €0.6 million (December 31, 2023: €1.5 million).
A slight decrease in the provision for third party products was visible as at December 31, 2024 (December 31, 2023: €0.7 million).
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
Trade receivables include the following:

	Year ended December 31,
in € thousand	2024	2023
Trade receivables	35,257	41,714
Less: loss allowance of receivables	(52)	(69)
TRADE RECEIVABLES, NET	35,205	41,645

In 2024 and 2023, no material impairment losses were recognized. As at December 31, 2024, the amount of trade receivables past due (which is defined as being more than 30 days late) reached €2.0 million (December 31, 2023: €4.5 million). On December 31, 2023, an amount of €3.4 million came from a governmental authority with a credit rating of B+/B2, which was paid in the course of 2024 and led to the decrease in the outstanding amount.
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.
As at December 31, 2024, trade receivables included €35.2 million (December 31, 2023: €41.6 million) of receivables from contracts with customers. The decrease is mainly due to payments received from Pfizer and a governmental authority.
5.19 Other assets
Other assets include the following:

	Year ended December 31
in € thousand	2024	2023
R&D tax credit receivables	31,208	43,762
Advance payments	399	759
Tax receivables	3,686	3,921
Prepaid expenses	8,878	4,468
Contract costs	3,710	3,710
Consumables and supplies on stock	767	872
Miscellaneous current assets	11	522
OTHER NON-FINANCIAL ASSETS	48,659	58,014
Deposits	198	194
Miscellaneous financial assets	1,058	916
OTHER FINANCIAL ASSETS	1,256	1,109
OTHER ASSETS	49,915	59,123
Less non-current portion	8,041	8,490
CURRENT PORTION	41,874	50,633

Due to the short term nature of the financial instruments included in other assets, their carrying amount is considered to be the same as their fair value.
The “R&D tax credit receivables” mainly relate to the research and development tax credit in Austria, Scotland, and France. The decrease in 2024 is due to the received payment of Austrian R&D tax credit related to the year 2021.
The increase in prepaid expenses is due to the upfront payment to Limmatech Biologics AG concerning the Shigella4V program amounting to €3.8 million.
The miscellaneous financial assets mainly relate to the grant received from Scottish Enterprise. For more information see Note 5.8.1.

5.20 Cash and cash equivalents
Cash includes cash at bank, cash in hand, and deposits held at call with banks. Cash equivalents include short-term bank deposits and medium-term notes with a maximum maturity of three months that can be assigned or sold on very short notice and are subject to insignificant risk of changes in value in response to fluctuations in interest rates.

	Year ended December 31
in € thousand	2024	2023
Cash in hand	1	9
Cash at bank	168,269	126,071
Clearing accounts	—	(1)
CASH AND CASH EQUIVALENTS	168,271	126,080
As at December 31, 2024, and December 31, 2023, the Group had no restricted cash.
In 2024, the minimum liquidity requirement for the Group according to the D&O Loan Agreement (see Note 5.24.1) was €35 million.
5.21 Assets classified as held for sale
As at December 31, 2024, no assets were classified as held for sale and no transactions involving the reclassification of assets into this category occurred during the current financial year. This status reflects the fact that all assets continue to be used in the Group’s operations and that, at the date of preparation of the financial statements, no disposal is anticipated that would meet the criteria for reclassification as held for sale.
BliNK Biomedical SAS
Valneva previously held a 48.9% equity interest in BliNK Biomedical SAS, Marseille (BliNK), a private company not listed on a stock exchange. As a result of the management's intent to sell the equity interest, it was classified as an asset held for sale as of June 30, 2022.
On September 8, 2023, the Company sold its equity interest in BliNK. The proceeds of the sale amounted to €2.4 million. For the year ended December 31, 2023 the final sale resulted in a profit of €0.2 million. The transaction stipulates an earn-out component which entitles the Company to receive 0.006491% for each equity interest share of BliNK’s net revenue over a period of seven years. The Company has assessed the fair value of the earn-out component as at December 31, 2024 and 2023 to be immaterial.
Divestment of CTM Unit in Solna, Sweden
Valneva decided to divest its Clinical Trial Materials unit in Solna. The transfer of ownership of the unit took effect on July 1, 2023. With the payment of the proceeds, no remaining assets or liabilities held for sale were shown for the CTM unit as of December 31, 2024 and 2023.
5.22 Equity
5.22.1 Share capital and share premium
The ordinary shares and convertible preferred shares are classified as equity.

	Year ended December 31
Number of shares	2024	2023
Ordinary shares issued (€0.15 par value per share)	162,521,524	138,912,142
Convertible preferred shares registered	—	—
TOTAL SHARES ISSUED	162,521,524	138,912,142
Less Treasury shares	(124,322)	(124,322)
OUTSTANDING SHARES	162,397,202	138,787,820
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
The profit or loss for the year is fully included in net result, while other comprehensive income solely affects retained earnings and other reserves.

The following table shows the development of the number of outstanding shares:

	Year ended December 31
Number of shares	2024	2023
OUTSTANDING AS AT JANUARY 1	138,787,820	138,243,160
Share-based compensation exercises	609,382	544,660
Capital Increase	23,000,000	—
OUTSTANDING AT YEAR END	162,397,202	138,787,820
The Company has issued stock options to employees under various employee stock option plans (ESOPs) established in the last 10 years. For details, please refer to Note 5.23.
On September 13, 2024, the Company announced the successful pricing of its Private Placement for a total of 23,000,000 new ordinary shares having a nominal value of €0.15, being issued at a price of €2.66 each. Aggregate gross proceeds of the Global Offering, before deducting underwriting commissions and expenses payable by the Company, were €61.2 million. The €4.0 million transaction costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax resulting in a net proceeds of €57.1 million.

Conditional and authorized capital
As at December 31, 2024, the Company had 14,003,064 (December 31, 2023: 9,919,432) shares of conditional capital in connection with (see Note 5.23):
•the possible exercise of existing stock options; and
•the possible final grant of existing Free Ordinary Shares.

Pursuant to resolution No. 37 of the Combined General Meeting held on June 26, 2024, the maximum aggregate amount of capital increases that may be carried out, with immediate effect or in the future, under resolutions 29 to 37 of said Meeting, may not exceed €5.175 million, it being specified that to this maximum aggregate amount will be added the additional nominal amount of shares or securities to be issued in accordance with applicable legal or regulatory provisions and, if applicable, with contractual provisions providing for other forms of adjustment, in order to preserve the rights of the holders of securities or other rights giving immediate and/or future access to the capital of the Company.
5.22.2 Other reserves

in € thousand	Other regulated reserves	Other comprehensive income	Treasury shares	Capital from Share-based compensation	Other revenue reserves	Total
BALANCE AS AT JANUARY 1, 2024	52,820	(1,871)	(645)	24,301	(9,517)	65,088
Currency translation differences	—	(1,329)	—	—	—	(1,329)
Defined benefit plan actuarial losses	—	49	—	—	—	49
Share-based compensation expense	—	—	—	9,395	—	9,395
BALANCE AS AT DECEMBER 31, 2024	52,820	(3,151)	(645)	33,696	(9,517)	73,203

in € thousand	Other regulated reserves	Other comprehensive income	Treasury shares	Capital from Share-based compensation	Other revenue reserves	Total
BALANCE AS AT JANUARY 1, 2023	52,820	(5,041)	(645)	17,636	(9,517)	55,252
Currency translation differences	—	3,300	—	—	—	3,300
Defined benefit plan actuarial gains	—	(130)	—	—	—	(130)
Share-based compensation expense	—	—	—	6,666	—	6,666
BALANCE AS AT DECEMBER 31, 2023	52,820	(1,871)	(645)	24,301	(9,517)	65,088
Other regulated reserves contain a non-distributable mandatory legal reserve from the merger with Intercell AG.
The Company did not obtain a dividend from its subsidiaries or pay a dividend to its shareholders in 2024 and 2023.
5.23 Share-based compensation
The Company operates various share-based compensation plans, both equity-settled and cash-settled plans. The consolidated statement of profit or loss includes the following expenses arising from share-based payments:

	Year ended December 31,
in € thousand	2024	2023	2022
Stock option plans	7,894	5,152	1,916
Free ordinary shares program	1,501	1,514	719
Phantom shares	(685)	(390)	(11,291)
SHARE-BASED COMPENSATION EXPENSE /(INCOME)	8,710	6,276	(8,656)
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
Beginning in 2013, the Company granted stock options to employees and management pursuant to eight successive plans.
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
Changes in the number of stock options outstanding and their related weighted average exercise prices are as follows:

	2024			2023
	Number of options	Number of shares available	Average exercise price (in € per share)	Number of options	Number of shares available	Average exercise price (in € per share)
OUTSTANDING AS AT JANUARY 1	8,550,802	8,550,802	5.02	5,774,339	5,776,114	4.90
Granted	4,957,716	4,957,716	2.62	3,441,269	3,441,269	5.25
Expired	—	—	N/A	(3,648)	(4,015)	2.92
Forfeited	(1,036,473)	(1,036,473)	4.47	(647,024)	(647,024)	5.25
Exercised	—	—	N/A	(14,134)	(15,542)	2.92
OUTSTANDING AT YEAR END	12,472,045	12,472,045	3.44	8,550,802	8,550,802	5.02
Exercisable at year end	4,766,957	4,766,957	4.61	3,296,856	3,296,856	3.98
No employee stock options were exercised in 2024, whereas 14,134 employee stock options (of which 14,134 were granted from ESOP 2013) were exercised in 2023.

Stock options outstanding at the end of the period have the following expiry dates and exercise prices:

	Exercise price (in € per share)	Number of options as at December 31, (presentation as number of convertible shares)
Expiry date		2024	2023
2025	3.92	43,655	43,655
2026	2.71	14,500	14,500
2027	2.85	551,475	551,475
2029	3.05	1,596,166	1,770,676
2032	6.47	2,339,974	2,750,477
2033	5.25	3,005,809	3,420,019
2034	2.62	4,920,466	—
OUTSTANDING AT YEAR END		12,472,045	8,550,802.00
During 2024, 4,957,716 stock options were granted (2023: 3,441,269). The weighted average grant date fair value of options granted during 2024 was €1.84 (2023: €3.22). The fair value of the granted options was determined using the Black Scholes valuation model.
The significant inputs into the models were:

As at Oct 2024
Expected volatility (%), based on historical volatility	75.42%
Expected vesting period (term in years)	5.50 – 6.50
Risk-free interest rate (%)	2.03% – 2.43%
5.23.2 Free ordinary shares
In 2024, the Company’s Board of Directors granted 991,643 free ordinary shares for the benefit of Executive Committee and members of the Company’s senior management (2023: 445,320). The purpose of these free share plans is to provide a long-term incentive program for the Company’s senior management.
The number of free ordinary shares granted was as follows:

	Year ended December 31,
Number of free ordinary shares granted	2024	2023
Executive Committee (formerly Management Board)	572,793	263,842
Senior Leadership Group	418,850	181,478
FREE ORDINARY SHARES GRANTED	991,643	445,320
In accordance with the foregoing, changes in the outstanding free ordinary shares are as follows:

	Year ended December 31,
Number of free shares	2024	2023
OUTSTANDING AS AT JANUARY 1	1,368,630	1,487,667
Granted	991,643	445,320
Forfeited	(265,872)	(14,725)
Exercised	(609,382)	(549,632)
OUTSTANDING AT YEAR END	1,485,019	1,368,630
Subject to vesting conditions (service conditions), the free share granted to a participant will vest in and be definitely delivered to that participant in three tranches. Each tranche will amount to one third of the total individual allocation. If one third is not a whole number, the number of free shares will be rounded down for the first two tranches and rounded up for the third tranche.
The first and the second tranche for the free shares granted in 2024 will vest on October 22, 2026, and the third tranche will vest on October 22, 2027.
Following the vesting of the free shares, no compulsory holding period will apply to the vested shares.
The expenses arising from the free ordinary share plan is the number of shares granted expected to vest multiplied with the share price at the grant date.
The 2024, 2023 and 2022 plans further provide for accelerated vesting of the free shares in the event of a Change of Control (as defined in the applicable terms & conditions) occurring no earlier than two years after the grant date. For the 2022 plan that is October 10, 2024, for the 2023 plan it is December 15, 2025, and for the 2024 plan it is October 22, 2026. As management considered the chance of a Change of Control remote at the grant date, this was not included in the determination of the vesting period. In addition, the plan provides for the possibility to remain entitled to a prorated number of shares, for any unvested tranche, in case of retirement of a beneficiary before complete vesting. Finally, the terms and conditions applicable to the free share plans state that if a Change of Control takes place before the specified date and section III of Article L. 225-197-1 of the French Commercial Code does not apply, the plan will be canceled and the Company will indemnify the participants for the loss of unvested free shares, subject however to all required shareholder approvals where corporate officers are concerned. The gross amount of this indemnity will be calculated as though such free shares had been vested upon the Change of Control. The conditions and limitations set forth in the applicable terms and conditions of the plan will apply to this calculation, mutatis mutandis.
In accordance with the decisions of the Board of Directors of June 25, 2024 and October 22, 2024, and by application of section II (5th paragraph) of Article L. 225-197-1 of the French Commercial Code when applicable, the beneficiaries that are corporate officers, i.e. the CEO (Directeur Général) and the Associate Managing Officers (Directeurs Généraux Délégués), and each of the other members of the Executive Committee should keep not less than 20% of the vested free shares of each tranche until termination of both their Executive Committee membership and (as applicable) their corporate office.
5.23.3 Phantom shares
In 2017, 2019 and 2020, phantom share plans were issued for employees who are U.S. citizens, with the same conditions as the stock option and free ordinary share programs (see above) but which will not be settled in equity, but in cash. Therefore, it is considered as a cash settled plan. The liability for the phantom shares is measured (initially and at the end of each reporting period until settled) at the fair value of the share options rights, by applying an option pricing model taking into account the terms and conditions on which the phantom rights were granted and the extent to which the employees have rendered services to date.
No new phantom shares were granted in 2024 or in 2023.
In accordance with the foregoing, changes in the outstanding phantom shares are as follows:

	Year ended December 31,
Number of phantom shares	2024	2023
OUTSTANDING AS AT JANUARY 1	410,500	670,500
Granted	—	—
Forfeited	(161,000)	(50,000)
Exercised	(210,000)	(210,000)
OUTSTANDING AT YEAR END	39,500	410,500

The carrying amount of the liability relating to the phantom shares as at December 31, 2024 was €1.4 thousand (December 31, 2023: €1.4 million). The fair values of the granted options were determined on the balance sheet dates using the Black Scholes valuation model.
Phantom shares outstanding at the end of the period have the following expiry dates and exercise prices:

	Exercise price (in € per share)	Number of phantom shares as at December 31,
Expiry date		2024	2023
2027	2.85	6,250	6,250
2029	3.05	33,250	194,250
2030	—	—	210,000
OUTSTANDING AT YEAR END		39,500	410,500
The significant inputs into the models were:

	Year ended December 31,
	2024	2023
Expected volatility (in %)	53.47%	51.26%
Expected vesting period (term in years)	—	—
Risk-free interest rate (in %)	2.31%	2.10%
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

Borrowings of the Group at period-end include the following:

	Year ended December 31,
in € thousand	2024	2023
NON-CURRENT
Debentures and other loans	166,521	132,768
CURRENT
Debentures and other loans	20,852	44,079
TOTAL BORROWINGS	187,373	176,847

As at December 31, 2024, the carrying amount of bank borrowings and other loans was €187.4 million. Of this, €180.8 million related to the D&O Loan Agreement. Other borrowings related to financing of research and development expenses included the CIR (research and development tax credit in France) of €3.5 million (December 31, 2023: €3.6 million) and the CEPI grant in the amount of €3.0 million (December 31, 2023: €5.7 million), which relates to advance payments that are expected to be paid back in the future.
The maturity of the borrowings is as follows:

	Year ended December 31,
in € thousand	2024	2023
Between 1 and 3 years	132,489	62,378
Between 3 and 5 years	33,349	70,390
Over 5 years	683	—
NON-CURRENT BORROWINGS	166,521	132,768
Current borrowings	20,852	44,079
TOTAL BORROWINGS	187,373	176,847

The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	Year ended December 31,
in € thousand	2024	2023
Borrowings denominated in EUR	3,540	3,581
Borrowings denominated in USD	183,833	173,266
TOTAL BORROWINGS	187,373	176,847
5.24.1 Other loans
As at December 31, 2024, a total of $200.0 million has been drawn under the D&O Loan Agreement. The book value of the loan amounts to $187.9 million (€180.8 million). Following amendments to the D&O Loan Agreement, in March 2024, the interest-only period on the initial $100.0 million (€93.4 million) tranche lasts until the first quarter of 2026, and this portion of the loan will mature in the first quarter of 2027. The interest-only period for the tranches drawn in 2023 amounting to $100.0 million lasts until the first quarter of 2027, and this portion of the loan will mature in the third quarter of 2028. The interest rate on all tranches remains unchanged at 9.95%, translating into an effective interest rate for the first draw of 14.17% and for the second draw of 13.47% as of December 31, 2024. Transaction costs amounting to $0.9 million ($11.2 million in December 31, 2023) have been deducted from the loan proceeds received in December 31, 2024. The net present value of the modified loan was less than 10% different from the previous net present value of the loan, therefore the modification is not treated as an extinguishment under IFRS 9.
The loan is secured by substantially all of Valneva’s assets, including its intellectual property, and is guaranteed by Valneva SE and certain of its subsidiaries. The minimum liquidity requirement is €35.0 million for 2024. The twelve-month rolling minimum revenue requirement of €115.0 million is effective for 2024. The Group does not expect these limitations to affect its ability to meet its cash obligations. As at December 31, 2024, the Group’s consolidated liquidity or net revenues did not fall below the covenant minimum values.

The D&O Loan Agreement is included in the balance sheet item “Borrowings” and developed as follows:

in € thousand	2024	2023
BALANCE AS AT JANUARY 1	167,520	89,182
Proceeds of issue	—	91,111
Transaction costs	(944)	(11,198)
Accrued interest	22,530	12,942
Payment of interest	(18,978)	(11,022)
Exchange rate difference	10,713	(3,494)
BALANCE AS AT CLOSING DATE	180,841	167,520
Less: non-current portion	(161,420)	(127,119)
CURRENT PORTION	19,421	40,401

5.24.2 Borrowings and other loans secured
As at December 31, 2024, €184.4 million (December 31, 2023: €171.1 million) of the outstanding borrowings and other loans were guaranteed, secured, or pledged. These borrowings and other loans related to financing of research and development expenses, fixed assets and CIR (R&D tax credit in France) and have various conditions (interest rates) and terms (maturities).
5.24.3 Fair value of borrowings and other loans
The fair value of the borrowings and other loans are calculated by discounting the contractual cash flows with interest rates derived from relevant bond yields and swap rates and adjusted for any further potential risk and liquidity risks related to the nature of each loan. The relevant bond yields were determined by an internal analysis based on Moody’s RiskCalc corporate rating methodology. As at December 31, 2024, and December 31, 2023, the resulting calculations revealed no material difference between the carrying amount and the fair value.

5.25 Trade payables and accruals
Trade payables and accruals include the following:

	Year ended December 31
in € thousand	2024	2023
Trade payables	12,639	17,564
Accrued expenses	22,883	26,739
TOTAL	35,522	44,303
Less non-current portion	—	—
CURRENT PORTION	35,522	44,303

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

	Year ended December 31
in € thousand	2024	2023
Employee-related liabilities	13,107	10,815
Social security and other taxes	6,350	5,394
BALANCE AS AT DECEMBER 31	19,458	16,209
Less non-current portion	—	—
CURRENT PORTION	19,458	16,209

5.27 Lease liabilities
Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

	Year ended December 31,
in € thousand	2024	2023
OPENING NET BOOK VALUE	31,969	53,574
Additions	237	3,759
Revaluation due to variable payments	1,399	(2)
Termination of contracts	(1,100)	(22,539)
Lease payments	(3,425)	(4,286)
Interest expenses	813	1,183
Exchange rate differences	(952)	280
CLOSING NET BOOK VALUE	28,941	31,969
In 2024, lease liabilities decreased by €3.0 million, mainly due to a lease contract termination in Scotland, an early termination of some leased office spaces in France and redemption of lease liabilities in Sweden. In addition, variable lease payments connected to an index in Sweden were revalued to the current index value.
The maturity of non-current lease liabilities is as follows:

	Year ended December 31,
in € thousand	2024	2023
Between 1-3 years	5,203	5,313
Between 3-5 years	5,083	5,414
Over 5 years	16,147	18,362
NON-CURRENT LEASE LIABILITIES	26,432	29,090
Current lease liabilities	2,508	2,879
TOTAL LEASE LIABILITIES	28,941	31,969
The carrying amounts of the Group’s lease liabilities are denominated in the following currencies:

	Year ended December 31,
in € thousand	2024	2023
EUR	1,078	1,479
SEK	26,870	28,308
Other	992	2,182
TOTAL LEASE LIABILITIES	28,941	31,969
5.28 Contract liabilities
A contract liability has to be recognized when the customer has already provided the consideration or part of the consideration before an entity has fulfilled its performance obligation (agreed goods or services which should be delivered or provided) resulting from the “contract”.
Development of contract liabilities is presented in the table below:

	Year ended December 31
in € thousand	2024	2023
BALANCE AS AT JANUARY 1	5,697	9,411
Revenue recognition	(462)	(4,394)
Redemption	(4,777)	—
Addition	2,500	1,870
Other releases	—	(1,032)
Exchange rate differences	53	(159)
BALANCE AS AT CLOSING DATE	3,010	5,697
Less non-current portion	—	—
CURRENT PORTION	3,010	5,697

As at December 31, 2024, the redemption in the amount of €4.8 million mainly relates to U.S. distributor agreements, for which the obligation to replace vaccine doses was fulfilled in 2024. An upfront payment of €2.5 million is shown under additions and refer to the master collaboration and license agreement with Serum Institute of India regarding IXCHIQ.
In the year ended December 31, 2023, we recognized revenue in the amount of €3.8 million from the Advanced Purchase Agreement (APA) for VLA2001 with the Kingdom of Bahrain. The other releases of €1.0 million were from the divestment of Valneva’s CTM Unit in Solna as of July 1, 2023.
5.29 Refund liabilities
A refund liability has to be recognized when the customer has already provided a consideration which is expected to be refunded partially or totally. It is measured at the amount the Company has an obligation to repay or amounts which did not meet the criteria for revenue recognition in the past, but there are no remaining goods and services to be provided in future.
Development of refund liabilities during the period is presented below:

	Year ended December 31
in € thousand	2024	2023
BALANCE AS AT JANUARY 1	39,941	143,085
Additions	4,013	465
Payments	(979)	(352)
Other releases	(18,922)	(108,542)
Revenue recognition	—	(40)
Interest expense capitalized	360	8,419
Exchange rate difference	1,728	(3,095)
BALANCE AS AT CLOSING DATE	26,141	39,941
Less non-current portion	(6,491)	(6,303)
CURRENT PORTION	19,650	33,637

As at December 31, 2024, from the total refund liability of €26.1 million, €18.6 million (all-current) are connected to the Collaboration and License Agreement with Pfizer. In the first half of 2024 payments were made by Valneva in connection with the terms and schedule of the Agreement, which are disclosed under other releases. In addition, services provided by Valneva during 2024 resulted in additions to the refund liability.
Refund liabilities of €6.5 million (of which €6.5 million is non-current) relate to the expected payment to GlaxoSmithKline (GSK) due to the termination of the strategic alliance agreements (SAA) in 2019.
An amount of €1.1 million relates to refund liabilities mainly due to statistical return provision and rebates as at December 31, 2024  (December 31, 2023: €0.3 million).
As at December 31, 2023, €33.1 million originated from the collaboration with Pfizer and €6.5 million (of which €6.3 million was non-current) related to the expected payment to GSK from the termination of the SAA in 2019.

5.30 Provisions
5.30.1 Provisions for employee commitments

	Year ended December 31
in € thousand	2024	2023
Employer contribution costs on share-based compensation plans	81	1,684
Phantom shares	1	1,421
Retirement termination benefits	515	459
Leaving indemnities and restructurings	964	670
BALANCE AS AT CLOSING DATE	1,561	4,234
Less non-current portion	546	490
CURRENT PORTION	1,015	3,744

Share-based provisions
Employer contribution costs on share-based compensation plans and phantom shares are calculated at the balance sheet date using the share price of Valneva as at December 31, 2024: €2.16 (December 31, 2023: €4.72). The decrease in these provisions as at December 31, 2024 is mainly due to the share price movement.
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
Assumptions used

	Year ended December 31
in € thousand	2024	2023
Discount rate	3.40%	3.20%
Salary increase rate	2.50%	2.50%
Turnover rate	0%-21.35%	0%-21.35%
Social security rate	43.00%-47.00%	43.00%-47.00%
Average remaining lifespan of employees (in years)	20	22
Changes in defined benefit obligation
Present value of obligation development:

	Year ended December 31
in € thousand	2024	2023
BALANCE AS AT JANUARY 1	459	330
Current service cost	105	(1)
Actuarial losses/(gains)	(49)	130
BALANCE AS AT CLOSING DATE	515	459
5.30.2 Other provisions

	Year ended December 31
in € thousand	2024	2023
Non-current	—	584
Current	5,671	7,091
PROVISIONS	5,671	7,675

The position mostly comprises €5.2 million from a provision for expected legal and settlement costs under a court proceeding related to the Intercell AG/Vivalis SA merger (December 31, 2023: €5.2 million). For further information on this court proceeding, please see Note 5.33.

5.31 Other liabilities

	Year ended December 31,
in € thousand	2024	2023
Deferred income	5,028	513
Other financial liabilities	79	34
Miscellaneous liabilities	91	125
OTHER LIABILITIES	5,198	671
Less non-current portion	(46)	(79)
CURRENT PORTION	5,152	592

As at December 31, 2024 other liabilities increased to €5.2 million mainly due to deferred income related to the second agreement signed with CEPI.

5.32 Cash flow information
5.32.1 Cash generated from operations
The following table shows the adjustments to reconcile net loss to net cash generated from operations:

	Year ended December 31,
in € thousand	2024	2023	2022
PROFIT/(LOSS) FOR THE PERIOD	(12,247)	(101,429)	(143,279)

Gain from sale of Priority Review Voucher, net	(90,833)	—	—
ADJUSTMENTS FOR NON-CASH TRANSACTIONS:
Depreciation and amortization	19,586	17,584	21,036
Write-off/impairment fixed assets/intangibles	—	(731)	23,249
Share-based compensation expense	7,975	5,111	(8,656)
Income tax expense/(income)	761	2,800	(1,536)
Dividends received from associated companies	—	—	—
(Profit)/loss from disposal of property, plant, equipment and intangible assets	(266)	(12)	38
Share of (profit)/loss from associates	—	—	(9)
(Profit)/loss from disposal held for sale	—	580	—
Provision for employer contribution costs on share-based compensation plans	(1,594)	(1,659)	(22,933)
Other non-cash (income)/expense	895	(804)	14,088
Interest income	(2,362)	(1,210)	(260)
Interest expense	23,984	23,325	19,054
TOTAL ADJUSTMENTS FOR NON-CASH TRANSACTIONS	48,979	44,984	44,070
CHANGES IN NON-CURRENT OPERATING ASSETS AND LIABILITIES (EXCLUDING THE EFFECTS OF ACQUISITION AND CONSOLIDATION):
Other non-current assets	449	(192)	10,981
Long term contract liabilities	—	—	(5,241)
Long term refund liabilities	—	1,136	(154,833)
Other non-current liabilities and provisions	(629)	(430)	1,379
TOTAL CHANGES IN NON-CURRENT OPERATING ASSETS AND LIABILITIES	(180)	514	(147,713)
CHANGES IN WORKING CAPITAL (EXCLUDING THE EFFECTS OF ACQUISITION AND EXCHANGE RATE DIFFERENCES ON CONSOLIDATION):
Inventory	(6,803)	(9,165)	84,224
Trade and other receivables	15,707	(2,855)	12,401
Contract liabilities	(2,793)	(3,471)	(114,603)
Refund liabilities	(14,183)	(112,689)	33,764
Trade and other payables and provisions	(3,321)	(17,398)	(14,053)
Total changes in working capital	(11,394)	(145,578)	1,732
CASH GENERATED/(USED) IN OPERATIONS	(65,674)	(201,509)	(245,189)
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

5.32.2 Reconciliation of liabilities arising from financing activities
Liabilities arising from financing activities are those for which cash flows were (or future cash flows will be) classified in the Group’s consolidated statement of cash flows as cash flows from financing activities. The below table illustrates the development of borrowings. For development of lease liabilities see Note 5.27.

	Year ended December 31
in € thousand	2024	2023
BALANCE AS AT JANUARY 1	176,847	98,806
Proceeds of issue	910	92,309
Transaction costs	(944)	(11,198)
Repayments	(3,734)	(2,097)
Revaluations	(385)	393
Accrued interest	22,862	13,365
Payment of interest	(19,156)	(11,025)
Exchange rate difference	10,974	(3,706)
BALANCE AS AT DECEMBER 31	187,373	176,847
5.33 Commitments and contingencies
As at December 31, 2024, there were €3.5 million of capital expenditure contracted, mainly related to manufacturing sites (December 31, 2023: €3.7 million). The contracts are all related to the finalization of the Almeida building in Scotland, the new manufacturing facility and production site for IXIARO and IXCHIQ and to manufacturing equipment in Sweden for DUKORAL production site.
As at December 31, 2024 there were €39.3 million related to R&D collaboration agreements These commitments include milestone payments depending on successful clinical development or meeting specific revenue targets. The amount disclosed represents the maximum that would be paid if all milestones achieved.
5.33.1 Other commitments, pledges and guarantees
The other commitments mainly relate to royalty payments and consist of:

	Year ended December 31,
in € thousand	2024	2023
Loans and grants	—	6
Royalties	6,025	6,798
OTHER COMMITMENTS	6,025	6,804
The pledges consist of:

	Year ended December 31,
in € thousand	2024	2023
Pledges on bank accounts	164,546	121,085
GUARANTEES AND PLEDGES	164,546	121,085
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
In October 2021, Valneva received an opinion from a court-appointed expert regarding the exchange ratio. The expert confirmed the calculation used previously, but also recommended the calculation of safety margins. Additionally, the expert addressed the cash compensation paid to departing shareholders and recommended an increase in such compensation. The expert provided a supplemental opinion in April 2022, and the judicial committee in charge of the proceedings gave its opinion to the Commercial Court of Vienna in April 2023.
Nonetheless, the final outcome will depend on the court’s position on specific legal points and the Court has not made a final decision yet. The Company therefore assessed the probability of several scenarios and decided to hold a provision of €5.2 million to cover the reassessed risk and potential legal costs (December 31, 2023: €5.2 million).

5.34 Related-party transactions
In the year ended December 31, 2024, there have been some changes to related parties. As the business evolved, management reassessed the contract with Groupe Grimaud La Corbière SAS, Sevremoine (France) and its affiliate Vital Meat SAS. It was determined that they are no longer considered as related parties. Bpifrance, Maisons-Alfort (France) is still considered as related party with significant influence through a membership in the Company’s Board of Directors.
Additionally, there have been some changes in the key management personnel during the year. Since the transition to a one-tier governance model, in December 2023, the key management consists of the Board of Directors as well as the Executive Committee while until December 2023, it included the Management Board and the Supervisory Board.

5.34.1 Rendering of services
Transactions with related parties are carried out similar to those of the market:

	Year ended December 31,
in € thousand	2024	2023	2022
Provision of services:
Operating activities	391	260	1,200
Financing activities	194	76	8
PROVISION OF SERVICES	585	335	1,208
Services provided by Valneva to Groupe Grimaud La Corbière SAS, a shareholder of Valneva, were considered related party transactions until September 30, 2024 and consist of services within a collaboration and research license agreement and of the provision of premises and equipment and sale of patents and cells.
Operating activities include Valneva’s agreement with Vital Meat SAS, an affiliate of Group Grimaud La Corbière SAS, to which Valneva transferred certain assets (patent and cell lines) for a consideration of €1.0 million in the year ended December 31, 2022.
From June 2022 onward, Bpifrance qualifies as a related party since it is a shareholder of Valneva with significant influence through its membership of the Company's Board of Directors. Valneva has borrowed amounts amounting to 80% of French Tax Authorities receivables relating to Research Tax Credits for 2021, 2022 and 2023 from Bpifrance. The total amount borrowed from Bpifrance is €3.5 million. A commitment fee of 0.5% as well as interest at the EURIBOR one-month average rate of the previous month (the rate mentioned is a variable rate deducted at nil percent if it were to be negative) plus 1.7% p.a. is applicable to these borrowed amounts (see table above).
The borrowings related to the Research Tax Credits outstanding:

in € thousand	Amount	Grant date
BPI payable relating to Research tax credit 2021	1,419	November 2022
BPI payable relating to Research tax credit 2022	1,198	December 2023
BPI payable relating to Research tax credit 2023	910	November 2024
5.34.2 Key management compensation
The aggregate compensation of the key management (including Executive Committee and Board of Directors) was as follows:

	Year ended December 31,
in € thousand	2024	2023	2022
Salaries and other short-term employee benefits	4,624	3,439	3,172
Other long-term benefits	83	52	45
Share-based payments (expense of the year)	3,128	2,145	722
KEY MANAGEMENT COMPENSATION	7,835	5,636	3,939

In the year ended December 31, 2024, the aggregate compensation of the members of the Company’s Executive Committee (former Management Board) amounted to €7.4 million (2023: €5.2 million, 2022: €3.6 million) and represents primarily salaries and share-based payments. The increase in ‘Salaries and other short-term employee benefits’ relates to additional two Executive Committee members. ‘Share-based payments’ increased due to the new free ordinary shares and stock options granted during 2024.
The presented key management compensation includes that of the Board of Directors in the amount of €0.5 million for the year ended December 31, 2024 (2023: €0.5 million; 2022: €0.4 million).

5.35 Events after the reporting period
IXIARO® new Supply Contract with the U.S. Government
Valneva SE signed a new $32.8 million contract with the United States (U.S.) Department of Defense (DoD) for the supply of its Japanese encephalitis (JE) vaccine, IXIARO. Under this new one year contract, the DoD will buy a minimum of $32.8 million worth of IXIARO vaccines and has the possibility to purchase additional doses during the coming twelve months