Form 20-F
period 2025-12-31
Valneva SE
filed 2026-03-17
CIK 1836564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Îlot Saint-Joseph, Bureaux Convergence, Bât. A, 12 ter Quai Perrache
69002 Lyon, France
(Address of principal executive offices)
Thomas Lingelbach
Chief Executive Officer, Valneva SE
Îlot Saint-Joseph, Bureaux Convergence, Bât. A, 12 ter Quai Perrache
69002 Lyon, France
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Ordinary Shares: 173,539,745 outstanding as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes    ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒ Yes    ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒ Yes    ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐         Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.    ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•timing and expected outcomes of clinical trials and pre-clinical studies, particularly with respect to the Phase 3 clinical trial of our Lyme disease vaccine candidate VLA15 as well as the ongoing and planned clinical trials of our chikungunya vaccine VLA1553 (licensed in some territories as IXCHIQ), and the ongoing Phase 2 trials of the shigellosis vaccine candidate S4V2;
•the likelihood, timing, and expected outcomes of regulatory filings and approvals, including, in the short-term, potential approval of the chikungunya vaccine candidate VLA1553 or locally manufactured versions thereof in other markets and the potential filings and approvals of VLA15 and in the mid- to long-term, potential filings and approvals of S4V2;
•the potential safety and effectiveness of our vaccine candidates in development and new safety data related to our approved vaccines, particularly IXCHIQ;
•our ability to successfully market IXCHIQ in Europe, Canada, the UK, and other markets where it is or may be approved and to establish partnerships for the manufacturing, marketing, and distribution of IXCHIQ in endemic or high-risk areas, particularly in Asia;
•our expectations with respect to Pfizer’s regulatory and commercialization plans for our Lyme disease candidate;
•our ability to implement effective restructuring and cost-savings measures and maintain business continuity in case of unfavorable Phase 3 data for our Lyme disease vaccine candidate;
•our expectations and forecasts for sales of our approved commercial products and estimates of market opportunity and future revenues for our vaccine candidates;
•our ability to expand, develop, and advance our pipeline of product candidates;
•our ability to supply a sufficient, compliant, and timely quantity of our products and product candidates and to safely and effectively scale up our manufacturing capabilities;
•the effectiveness and profitability of our collaborations and partnerships, our ability to maintain our current collaborations and partnerships and our ability to enter into new collaborations and partnerships, to support our business plans;
•regulatory and political developments in the United States, Europe, and other countries, including in particular regulatory developments relating to tariffs and the review and approval of vaccine candidates in the United States and elsewhere;
•our expectations related to future milestone and royalty payments and other revenue under our collaborations and partnerships, particularly the partnership with Pfizer for VLA15;

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
•Our future success is substantially dependent on the successful clinical development, regulatory approval, and commercialization of our product candidates in a timely manner. This risk is heightened in the short-term given that our Lyme disease vaccine candidate is undergoing Phase 3 clinical trials and we plan to seek approval for our chikungunya vaccine in new markets. If we or our partners are not able to obtain or maintain the regulatory approvals we target, whether as a result of clinical trials results or other factors, we will not be able to commercialize our product candidates according to our plans or at all, and our ability to generate product revenue will be adversely affected. Delays in clinical development or delays or changes in regulatory approvals may also lead to delays in our expected commercial timelines, including expected royalties in connection with an approved Lyme disease vaccine candidate, which could materially impact our business plans and our financial projections. In particular, Pfizer has sole discretion over next steps regarding regulatory submissions, marketing, and commercialization of the Lyme disease vaccine candidate and may not undertake any or all of these next steps according to our expectations or at all. Any decisions that Pfizer may take to delay or change these next steps could materially impact our business plans and future financial condition.
•We will require ongoing funding to finance our operations. If we are unable to raise capital when needed, we could be forced to delay, reduce, or terminate certain of our planned investments, including in-development programs or other parts of our operations, or to undertake restructuring and other cost-saving measures, some of which could be required by law but constitute an event of default under our loan from Pharmakon. This is particularly in the event of negative Phase 3 data for our Lyme disease vaccine candidate. Additionally, the terms of our existing financing arrangements place restrictions on our operating and financial flexibility and in the event of negative data for our Lyme disease vaccine candidate, we may be required by law to initiate restructuring processes that would constitute an event of default under our loan from Pharmakon.
•The regulatory environment in which we operate is and will continue to remain dynamic, particularly in the United States, which could have implications for the development, review, approval, and commercialization of our product candidates and for other aspects of our business operations, including costs that may be impacted by tariffs. We may fail to comply with applicable regulatory obligations, and we may not be able to adapt in a timely manner or at all to regulatory changes applicable to our business, which could have a material impact on our business plans and financial projections.
•Our future growth depends on continuing to build our pipeline of product candidates. If we are unable to progress existing clinical-stage and pre-clinical stage product candidates or to initiate new clinical or pre-clinical programs, including through the potential in-licensing or acquisition of product candidates, this could have a material impact on our business plans and financial projections.
•We depend upon our existing partners and other third parties to advance our business and provide other key services. If we are unable to maintain such existing agreements or enter into additional arrangements as needed, or if such third parties do not provide such services as anticipated, our business could be adversely affected. Our partnerships with Pfizer in connection with our Lyme disease vaccine candidate and with Instituto Butantan in connection with the manufacturing and commercialization of IXCHIQ in low- and middle-income countries are particularly important. Following the termination of our agreement with the Serum Institute of India at the end of 2025, we will also need to identify one or more partners for the manufacturing, marketing, and distribution of IXCHIQ in Asia. Failure to implement such new partnerships could jeopardize the future of the IXCHIQ program as a whole.
•We rely primarily on our manufacturing facilities and rely in part on third parties’ manufacturing facilities as the source of manufacturing for our products and for certain of our product candidates. If we are unable to manufacture in order to meet actual or expected demand, including because of challenges related to quality compliance that could impact the quantity and timing of released products or because of actions taken by regulatory agencies, our sales and reputation could be adversely impacted.
•Our products are aimed at diseases that largely threaten travelers. If international travel is substantially disrupted, due to a pandemic or a similar event or to adverse economic conditions, this will significantly adversely affect the sale of these vaccines. Additionally, future outbreaks of disease, in regions where we or third parties on which we rely have significant manufacturing facilities, concentrations of clinical trial sites, or other business operations, could materially affect our operations globally and at our clinical trial sites, as well as the business or operations of our manufacturers, contract research organizations, or other third parties with whom we conduct business.
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
•There is a material weakness in our internal controls over financial reporting, and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence, and depress the market price of our securities.
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
We have previously incurred significant net losses, and we might not succeed in becoming profitable over the next several years. As of December 31, 2025, we had an accumulated net loss of €679.1 million. Our planned investments with respect to our approved products and product candidates and to seek and develop additional product candidates are in excess of the revenues that we expect to generate in the short term, and we expect to continue to incur substantial operating losses for the next several years. The net losses we incur may fluctuate significantly from quarter to quarter and year to year.
To achieve profitability, we would need to generate revenues from sales of our commercial products and other income (such as royalties) exceeding our total expenses, including our planned investments in research and development. We anticipate that if the Phase 3 trial of our Lyme disease vaccine candidate VLA15 is successful, Pfizer will apply for approval in the United States and European Union in 2026 and launch commercialization in 2027 or 2028, depending on the timing of approval. Future revenues from our product candidates, including milestone and royalty revenue, depend on obtaining regulatory approval in multiple markets, generating market acceptance and market share, and obtaining reimbursement from third-party payors. In addition, we also generate revenue from sales of third-party products, licensing and service agreements, and grants.
If our clinical trial plans change, for example because of additional requirements mandated by regulatory authorities or delays in trial execution, our anticipated expenses could increase. Even if a product receives regulatory approval, we may not be able to generate revenue from it, according to the timing or quantities expected or at all. For example, we did not generate expected revenue from sales of IXCHIQ in 2025 due to reports of serious adverse events (“SAEs”) and subsequent regulatory action. Additionally, if VLA15 is ultimately approved, there is no guarantee that we will receive any or all of the sales-based milestone payments or royalty payments in the amounts or according to the timing we expect.
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

We will require additional funding to finance our operations and achieve our strategic ambitions. If we receive unexpected clinical trial results or are unable to raise capital when needed, we could be forced to delay, reduce, or terminate certain of our planned investments, including development programs or other parts of our operations.
Investment in the development of biopharmaceutical products is highly speculative because it entails substantial expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval, and become commercially successful. We may need to raise additional capital to add to our product pipeline, complete the development and commercialization of our product candidates, and fund certain of our existing manufacturing and other commitments. We expect to finance our cash needs through public or private equity or debt financings, third-party (including government) funding, and marketing and distribution arrangements, as well as other collaborations, strategic alliances, and licensing arrangements, or any combination of these approaches. However, our operating plans and need for additional funds may change due to factors we cannot predict. For example, we are awaiting results from the pivotal, placebo-controlled efficacy clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)” in the first half of 2026, conducted by our partner Pfizer. If the primary endpoints of the Phase 3 trial are not met, we will be required to undergo restructuring and implement cost-containment measures that would allow us to meet our financial obligations for the foreseeable future but would significantly impact our operations and prospects. These restructuring measures would require alignment with Pharmakon (our lender, as described further below) to avoid an event of default, including potential renegotiation of existing debt terms, and we cannot guarantee that such measures would be sufficient in the long term.
Global financial markets may be negatively impacted by macroeconomic factors including as a result of inflation, changes in interest rates, tariffs, changes in trade policies, and other geopolitical elements, such as conflicts in Europe and the Middle East. If these disruptions persist or deepen, or if other global events have a significant impact on the global financial markets, we could experience an inability to access additional capital or an increase in our costs of borrowing, which could in the future negatively affect our capacity for certain corporate development transactions or our ability to make other important, opportunistic investments. Adequate additional financing may not be available to us when we require it in sufficient amounts or on acceptable terms, or at all. Additionally, investors are using sustainability and environmental, social and governance (“ESG”) criteria to evaluate possible investments, and we cannot guarantee that we will be able to implement effective sustainable practices that will make us attractive for such investors, in a timely fashion or at all.
If we are unable to raise capital or refinance existing debt when needed or on attractive terms, we could be forced to delay, reduce, or altogether terminate certain of our research and development programs or future commercialization efforts. We may need to seek funds through arrangements with collaborative partners or otherwise at an earlier stage of product development than otherwise would be desirable, and we may be required to monetize rights to some of our technologies or product candidates at an earlier stage of development or otherwise agree to terms unfavorable to us.
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
On October 6, 2025, Valneva Austria GmbH entered into a loan agreement (the “Loan Agreement”) with Pharmakon Advisors, LP that provides for a senior term loan facility of an aggregate principal amount of up to $500.0 million, divided into the following tranches, including the $215.0 million tranche that was funded in October and used, together with cash on hand, to repay in full our previous lenders, Deerfield Management and OrbiMed. These loans will mature in October 2030 and bear interest at a fixed rate equal to 9.00% per annum. Our obligations under the Loan Agreement are secured by substantially all of our assets, including our intellectual property, and most of our subsidiaries have provided guarantees. For further information about the terms of the Loan Agreement, including defined events of default, see Item 10C of this Annual Report or the full Loan Agreement, which is filed as Exhibit 4.36 to this Annual Report.
The Loan Agreement contains customary affirmative and restrictive covenants. During the term of the Loan Agreement, we may not, subject to specified exceptions, (i) sell or dispose of assets, (ii) amend, modify, or waive our rights under material agreements, (iii) incur additional indebtedness, (iv) incur non-permitted liens or encumbrances on our or our subsidiaries’ assets, or (v) make payments on subordinated indebtedness, among other restrictions. The Loan Agreement also requires that our annual and quarterly financial statements be free of any “going concern” qualification. The Loan Agreement contains customary events of default, including in connection with a material adverse change. The occurrence of an event of default would enable the lender to, among other things, accelerate our obligations under the Loan Agreement, and in case of an event of default relating to certain insolvency, liquidation, bankruptcy or similar events, all outstanding obligations may be immediately accelerated. If we were unable to pay the full amount due in case of an event of default, the lender could exercise its rights to take possession and dispose of the collateral for their benefit. Our business, financial condition, and results of operations would be substantially harmed if this occurs.

Additionally, we announced in February 2022 that Valneva Scotland had received two grants worth up to £20 million (approximately €23.9 million) from Scottish Enterprise, Scotland’s national economic development agency, to support research and development relating to the manufacturing processes of our COVID-19 vaccine and our other vaccine candidates. For more information as to the amendment of the grants, see Note 5.8.1 Grants. Valneva SE has provided a parent guarantee in connection with these grants, and if we fail to comply with the terms of the grants, Scottish Enterprise may stop payments under the grants and require repayment of the funds provided to date.
We market our products primarily to travelers to regions where the targeted diseases are endemic. If international travel is substantially disrupted, this will significantly adversely affect the sale of these vaccines.
We market IXIARO, DUKORAL, and IXCHIQ primarily to travelers to particular regions. During the COVID-19 pandemic, travel significantly decreased worldwide, and sales of DUKORAL and IXIARO decreased significantly in 2020 and 2021, adversely affecting our financial results. In addition, our failure to correctly forecast the recovery of the travel vaccine market in 2022 and produce sufficient quantities of DUKORAL and IXIARO resulted in a loss of potential sales. Adverse economic conditions may also impact consumer choices related to travel, for example by making people less willing to pay for recommended vaccines, and this could also negatively impact our sales. If another disruption or adverse economic conditions cause a substantial decrease in international travel, our revenues will be significantly adversely affected, and we may not be able to finance our operations and continue the development of one or more of our vaccine candidates without additional financing.
Risks Related to the Development and Commercialization of Our Product Candidates
Our future success is substantially dependent on the successful clinical development, regulatory approval, and commercialization of our product candidates in a timely manner, which may be impacted by decisions of regulatory authorities or our partners.
Only a small percentage of products in development in our industry successfully complete regulatory authorities’ approval processes and are commercialized. The regulatory approval or marketing authorization process for our product candidates takes many years and depends on numerous factors outside of our control, including the unpredictability of future clinical trial results and the discretion and priorities of regulatory authorities. Even if we believe that the pre-clinical or clinical data for our product candidates are promising, such data may not be sufficient to support initial or continued approval by the regulatory authorities, or our partners may nonetheless choose not to apply for regulatory approval at the time expected or at all. Regulatory authorities may make approval contingent on the performance of additional clinical trials, including post-marketing clinical trials that require additional coordination and expense. For example, the continued approval of IXCHIQ is conditioned upon the completion of certain post-marketing clinical trials, including Phase 3 and 4 trials. Regulatory authorities may also provide approval for a product candidate for a more limited indication or patient population than we originally request and may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Approval by one regulatory authority does not guarantee approval by another regulatory authority, with the same scope or at all, on the basis of the same data, and regulatory authorities may suspend, withdraw, or vary a product’s license following approval or impose restrictions on its distribution in the form of a risk evaluation and mitigation strategy (“REMS”) or foreign equivalent. Any prolonged approval suspension, delay in obtaining, or inability to obtain and maintain, applicable or anticipated regulatory approval would delay, inhibit, or prevent commercialization of that product candidate and would adversely impact our business and prospects. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. These and other factors discussed below may impact our or our partners’ decisions regarding commercialization of an approved product, as originally planned or at all. Generally, failure to develop a vaccine that we or our partners can successfully commercialize could result in the total loss of our investment in its development and consequently could have a significant impact on shareholder value.
In particular, regulatory authorities have taken different decisions regarding our chikungunya vaccine, IXCHIQ.
•In the first half of 2025, following reports of serious adverse events primarily involving elderly individuals, certain regulatory authorities implemented temporary age-related restrictions on IXCHIQ.
•Additionally, on August 22, 2025, the U.S. Food and Drug Administration’s (“FDA”) Center for Biologics Evaluation and Research (“CBER”) suspended the biologics license application (“BLA”) for IXCHIQ due to serious safety concerns. According to CBER’s formal suspension letter, FDA’s review of post-marketing safety data, including reports submitted to the Vaccine Adverse Event Reporting System (“VAERS”) as of August 15, 2025, identified over 20 serious adverse events consistent with chikungunya-like illness following vaccination, including 21 hospitalizations and three deaths. FDA determined that one fatal case of encephalitis was directly attributable to the vaccine, supported by detection of the vaccine-strain virus in cerebrospinal fluid. CBER’s benefit–risk assessment concluded that, under most plausible scenarios, the vaccine’s risks outweighed its benefits and that continued administration posed a risk to public health. Although we submitted a written response to FDA providing additional clinical and epidemiological information regarding the reported SAEs, including our conclusion that the two other deaths were unlikely to be causally related to vaccination, the suspension remained in effect. On January 19, 2026, we announced that we voluntarily withdrew the BLA and the associated investigational new drug application (“IND”) for IXCHIQ in the United States.
•In contrast, the European Medicines Agency (“EMA”) completed an Article 20 safety procedure under Regulation (EC) No 726/2004 and concluded that the overall benefit-risk balance of IXCHIQ remained positive. Further, public communications by French health authorities similarly indicated that, of the three reported deaths, a causal link to vaccination was considered likely for one case and not established for the other two. The EMA lifted its temporary restriction on the use of IXCHIQ in elderly individuals but required updates to the product information to include strengthened warnings and precautions, particularly for individuals aged 65 years and older and frail elderly individuals. We implemented similar label updates in other jurisdictions where IXCHIQ is approved.
•In February 2026, the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) further revised its recommendations to restrict use of IXCHIQ to adults aged 18 to 59 or in case of specific comorbidities, and MHRA now recommends administration at least 30 days prior to potential exposure. Brazil’s Agência Nacional de Vigilância Sanitária (“ANVISA”) also announced a restriction of use to adults aged 18 to 59 in February 2026.
•Additionally, on March 9, 2026, Health Canada issued an alert indicating that individuals 65 years of age and older who are medically frail with multiple chronic medical conditions may be at an increased risk of serious and life-threatening adverse reactions following recent vaccination with IXCHIQ. The Canadian Product Monograph for IXCHIQ has been updated to reflect this safety information.
We cannot exclude the possibility that one or more regulatory authorities may take actions towards IXCHIQ that are consistent with, or more restrictive than, those previously implemented. In addition, certain of our funding agreements, including those with the Coalition for Epidemic Preparedness Innovations (“CEPI”), may permit modification or termination if safety, regulatory, or ethical concerns arise. Any such action could adversely affect our financial position, results of operations and development strategy.
Additional serious adverse event reports could prompt further regulatory review and reduce product demand. Any suspension, withdrawal, narrowing of indication, labeling modification, or other restriction or requirement could materially and adversely affect our ability to commercialize IXCHIQ or another product and could have a material adverse effect on our business, financial condition, results of operations and prospects.
In addition, regulations and policies may be added or revised in the EU, the U.S., or other jurisdictions, which may prevent or delay approval of our future product candidates under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain regulatory approvals, increase the costs of compliance, or restrict our ability to maintain any marketing authorizations we may have obtained. Furthermore, the U.S. Supreme Court’s June 2024 decision in Loper v. Bright Enterprises v. Raimondo (overturning the longstanding Chevron doctrine), could result in additional legal challenges to regulations and decisions issued by federal agencies, including the FDA, and in increased regulatory uncertainty and other impacts which could adversely impact our business and operations. We cannot predict the likelihood, nature, or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.
Successful initial and continued commercialization of our products depends on numerous factors, some of which may be outside of our control.
Our business is substantially dependent on our ability to commercialize our products in a timely manner in the markets in which they are approved. To successfully commercialize our products, we need to accomplish a number of tasks, including the following:
•Obtaining and maintaining desired regulatory approvals and recommendations from local immunization recommendation bodies, such as the U.S. Centers for Disease Control’s Advisory Committee for Immunization Practices, for use of products;
•Developing the commercial organization to support commercialization of the product or entering into partnerships for commercialization in certain geographies, particularly in the case of our chikungunya vaccine;
•Establishing a commercially viable pricing structure, which may require geographic differentiation;
•Obtaining approval for coverage and potential and adequate reimbursement from third-party and government payors, including government health administration authorities, including through the dissemination of recommendations from regulatory bodies such as ACIP;
•Generating knowledge of and demand for our products, including through government or other large-scale contracts; and
•Manufacturing and distributing, either directly or through partners, sufficient quantities of product to meet such demand.
If we or our partners are unable to accomplish any of the above, it could affect our ability to generate sales and other revenues, such as royalties from sales of our Lyme disease vaccine, if approved. Additionally, further developments related to IXCHIQ’s safety profile, product label, or recommended use or difficulties in establishing new partnerships for its manufacturing and commercialization in LMICs could result in a decision to discontinue the product.
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
If we are unable to successfully commercialize our product candidates and maintain such commercialization as planned, including through contracting with third parties, we may not generate significant product revenue, which could threaten our financial sustainability and potential investments in R&D.
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
Likewise, the potentially addressable patient population for each of our products or product candidates may be limited or may not be receptive to receiving our vaccines or vaccine candidates, and new patients may become increasingly difficult to identify or access. This may be due in part to reputational challenges that the vaccine industry is facing related to the growing momentum of the anti-vaccine movement in some regions, including in the United States, or to a distrust of certain types of vaccines, of vaccines against certain diseases, or of the adjuvants contained in our vaccines. For example, the FDA has raised questions about the use of aluminum-based adjuvants in vaccines. IXIARO and VLA15 contain such adjuvants and may be subject to further scrutiny in the United States as a result. Developments related to vaccines in the United States could impact regulatory action or vaccine sales in other jurisdictions. Additionally, the more reactogenic nature of live-attenuated vaccines such as IXCHIQ may change the benefit/risk profile of such vaccines in a non-endemic context, where the risk of contracting the targeted disease is lower. Finally, there has been some negative public perception of Lyme disease vaccines as a result of the Lyme disease vaccine LYMErix, which was marketed by Smith Kline Beecham Biologicals and discontinued due to lack of market access and safety concerns, although its benefit/risk profile was confirmed by an FDA advisory committee even post-approval.
If the market opportunities for our products or product candidates are or become smaller than expected, this could have a significant adverse effect on our business, financial condition, results of operations, and prospects. Similarly, if the estimates and forecasts of investment analysts regarding the market for one of our product candidates differ significantly from the actual addressable market, there could be an impact on the trading price of our ordinary shares and ADSs.
Success in pre-clinical studies or earlier clinical trials may not be indicative of results in future clinical trials, and any ongoing, planned, or future clinical trials might not produce results sufficient for the necessary regulatory approvals.
Success in pre-clinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate. Pre-clinical and proof-of-concept studies and Phase 1 clinical trials for vaccines are primarily designed to evaluate safety and immunogenicity. Our ongoing clinical trials, including the Phase 3 clinical trial for our Lyme disease vaccine candidate, might not produce data consistent with those of prior trials. There can be significant variability in safety or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the trial participants, adherence to the dosing regimen and other trial protocols, and the rate of dropout among clinical trial participants. In a late-phase clinical trial with multiple end points, we may not achieve a statistically significant result, even with a large sample size. Our product candidates may fail to show the desired characteristics in clinical development sufficient to obtain or maintain regulatory approval, despite positive results in pre-clinical studies, successful advancement through earlier clinical trials, or initial data that we may publish, which may materially change as clinical trials progress. A number of companies in the biotechnology and product development industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in early animal and human testing.
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
In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. As an organization, we may be unable to design and execute a clinical trial to support regulatory approval, including conditional approval or emergency use authorization for any given current or future product candidate. Data obtained from pre-clinical and clinical activities are subject to varying interpretations, which may delay, limit, or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy, including changes in requirements for clinical trials, or results of audits of clinical trial partners by regulatory authorities during the period of our product candidate development.

Clinical product development is uncertain and time consuming, and we may incur additional costs or encounter substantial delays or difficulties in our clinical trials.
Clinical testing is expensive, lengthy, difficult to design and implement, and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. If we or our partners experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be negatively impacted, and our ability to generate revenue from our product candidates may be delayed. Any changes or delays to clinical trials would delay the regulatory approval process, increase development costs, and potentially lead to a negative perception of Valneva or the product candidate.
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
•We may experience delays in reaching agreement on acceptable terms with prospective clinical research organizations, or contract research organizations “CROs” and clinical trial sites.
•We or our manufacturing partners may experience delays or fail to comply with current Good Clinical Practice (“GCP”), good manufacturing practices (“cGMP”), or other applicable regulations.
•Subject enrollment and retention in clinical trials depends on many factors outside of our control.
•The number of subjects required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or fail to return for follow-up, or we may fail to recruit suitable subjects to participate in a trial. Delays or failures in planned subject enrollment or retention may result in increased costs, program delays or both.
•We may have difficulty collaborating with investigators.
•We or our CROs, partners, other third parties may fail to adhere to clinical trial requirements.
•Clinical trials for our product candidates may have inconclusive or other results that could require additional studies or changes to the development plan, including delays of planned trials.
•Regulatory authorities may impose a clinical hold on our trials, as a result of a serious adverse event or concerns with a class of product candidates, after an inspection of our clinical trial operations, trial sites, or manufacturing facilities, after review of an investigational new drug application (“IND”) or IND amendment, after an application for the authorization of a clinical trial or related amendment, or equivalent application or amendment, or after the finding that the investigational protocol or plan is clearly deficient to meet its stated objectives.
•We may need to amend or submit new clinical protocols due to changes in regulatory requirements or guidance.
•We may need to run new or additional trials due to changes in the standard of care on which a clinical development plan was based.
•We may decide or be required by regulators to conduct additional clinical trials or abandon product development programs.
•We may decide to delay previously planned trials due to unforeseen developments with the product or product candidate.
•We may face clinical trial disruptions caused by man-made or natural disasters, public health pandemics or epidemics, global instability, or other business interruptions.
For example, we experienced clinical trial disruptions and delays including the following:
•In August 2025, the FDA suspended the biologics license for IXCHIQ due to serious safety concerns and in January 2026, we announced that we voluntarily withdrew the biologics license and IND for IXCHIQ in the United States, all of which had adverse impacts on the timely initiation of our planned post-marketing clinical trials.
•We experienced a delay in receiving all the required regulatory approvals to initiate the Phase 2 pediatric study for S4V2, the vaccine candidate for shigellosis that we have in-licensed from LimmaTech Technologies.
•Following Pfizer’s decision in February 2023 to discontinue approximately half of the participants then enrolled in the Phase 3 trial of our Lyme disease vaccine candidate as a result of violations of GCP at certain trial sites run by a third party, the target for submission of a BLA shifted from 2025 to 2026.

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
Our product development costs will also increase if we experience delays in testing or obtaining marketing approvals. This includes our Lyme disease vaccine candidate partnered with Pfizer in connection with ongoing Phase 3 trials and development activities.
We depend on strategic collaborations with partners, which may require us to relinquish rights to and control over the development and commercialization of our product candidates or to make payments upon achievement of milestone events.
We have in the past and may in the future enter into agreements or engage in strategic collaborations in order to advance our business strategy. For example, in April 2020 we entered into a research collaboration and license agreement with Pfizer in connection with VLA15, our Lyme disease vaccine candidate. Pursuant to this agreement, Pfizer is leading late-stage development of the vaccine candidate, including conducting the ongoing Phase 3 clinical trials, and, if the Phase 3 data are positive, will have sole control over the timing and nature of its commercialization, which will have a significant impact on Valneva’s financial condition for the foreseeable future. In addition, in July 2024, we entered into a development, collaboration, license and commercialization agreement with LimmaTech Biologics in connection with S4V2, their shigellosis vaccine candidate, pursuant to which we have assumed development of the product candidate and will be responsible for commercializing the product. Under this agreement, we will be required to make milestone payments to LimmaTech Biologics at various stages of product development, regardless of our ability to ultimately successfully commercialize the product.
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
•Strategic collaborators may select indications or design clinical trials in a way that does not optimize timing, success, or value.
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
•We may fund additional collaborations by issuing equity securities that would dilute our shareholders’ percentage ownership of our company.
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
Our product candidates and approved products may cause undesirable side effects or have other properties that could impact or prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences following any potential marketing approval.
During clinical trials, subjects report changes in their health, including illnesses, injuries, and discomforts, to their physician. Often, it is not possible to determine whether or not the product candidate being studied caused these conditions. If subjects in our clinical trials experience any side effects, and if regulatory authorities determine that such side effects are being caused by our vaccine candidates, they may require additional testing to confirm these determinations.
In addition, it is possible as we test our product candidates in larger, longer, and more extensive clinical trials, or as use of these product candidates becomes more widespread if they receive regulatory approval, that illnesses, injuries, discomforts, and other adverse events that were not observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in large-scale pivotal trials or, in some cases, after they are made available to patients on a commercial scale after approval. If additional clinical experience indicates that any of our product candidates have side effects or cause serious or life-threatening side effects, the development of the product candidate may fail or be delayed, or, if the product candidate has received regulatory approval, such approval may be revoked or limited or require labeling updates.
Notably, sales of IXCHIQ were negatively impacted during 2025 as a result of reports of serious adverse events, including one death, following administration of the vaccine to mainly elderly people, as described further above in “Our future success is substantially dependent on the successful clinical development, regulatory approval, and commercialization of our product candidates in a timely manner, which may be impacted by decisions of regulatory authorities or our partners”. Any additional SAEs may result in further action from regulators or Valneva, including further changes to the product label. We cannot exclude the possibility that one or more additional regulatory agencies may suspend or withdraw the product’s license as a result of safety concerns. Additionally, our grants from CEPI may be terminated if CEPI determines that there are safety, regulatory, or ethical concerns associated with continuing funding for IXCHIQ market access. For further information, please refer to “Item 10C—Material Contracts” of this Annual Report and note 5.8.1 to our consolidated financial statements.
Additionally, if IXCHIQ is used in future outbreak situations, such as the outbreak on the French island of La Réunion in 2025, there is a greater risk that the vaccine may not be administered in accordance with the label, which increases the risk of potential adverse events. We believe that some of the SAEs observed in 2025 resulted from such off-label use of the product. Further, although outbreak responses represent a potential business opportunity, our ability to respond to future outbreaks will depend on the availability of doses and the speed at which required contracts and approvals can be obtained. We cannot guarantee that we will be able to respond effectively to any future outbreak or that such a response will not have unintended negative consequences.
In addition, we are currently conducting a technology transfer of the drug product manufacturing process for our chikungunya vaccine with our strategic partner in Brazil and may enter into a similar arrangement with another strategic partner in Asia following the termination of our agreement with the Serum Institute of India in December 2025. While we are not responsible for the clinical trials conducted by our partners, we have input on the clinical design and must ensure that all relevant pharmacovigilance and safety monitoring is conducted according to ICH guidelines. If the results of these trials are not favorable, or if the vaccine candidate causes serious side-effects not seen in our own clinical trials, this may have reputational consequences for our vaccine, may require us to expend our resources to establish that such side-effects were not caused by our drug substance, or may cause regulators in countries where our vaccine has been approved to raise additional questions or require further post-approval trials, which would have a material impact on our business.

Further developments related to IXCHIQ’s safety profile, product label, or recommended use or related to its manufacturing and commercialization in LMICs could result in a decision to discontinue the product. This would have a significant adverse effect on the Group’s financial condition, results of operations, and business prospects.
The development of additional product candidates is risky and uncertain, and we might not be able to successfully develop additional vaccines for other diseases.
A core element of our business strategy, particularly in case of positive Phase 3 data for our Lyme disease vaccine candidate, is to expand our product pipeline. In August 2024 we acquired the exclusive worldwide license for LimmaTech Biologic’s S4V2 Shigella vaccine candidate, which is currently in Phase 2 development. We also continue to evaluate the possibilities for the other clinical and preclinical candidates in our pipeline as well as the possibilities for acquiring candidates from third parties or partnering with third parties to co-develop candidates. Efforts to identify, acquire or in-license, and then develop product candidates require substantial technical, financial, and human resources, whether or not any product candidates are ultimately identified, and there are a limited number of third-party programs to evaluate for this purpose. Our efforts may initially show promise in identifying potential product candidates yet fail to yield product candidates for clinical development, approved products, or commercial revenue for many reasons, some of which are outside our control, including the following:
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
•A disease we may target may cease to be a public health concern or a priority for organizations providing necessary funding for vaccine development.
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
Our products are subject to ongoing review by regulatory authorities. If we, or a regulatory authority, discover previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, a regulatory authority may limit the circumstances in which the product may be used, require a recall or withdrawal of product from the market, amend the product label, or suspend or withdraw the product’s license. For example, in 2025 reports of serious adverse events following administration of IXCHIQ resulted in regulatory action which included the temporary (and now lifted) suspension of the use of IXCHIQ in people ages 65 and over by the certain regulatory agencies, the revision of the prescribing information in all jurisdictions where IXCHIQ was approved, and the complete suspension of the product license by the FDA in August 2025.
In addition, biopharmaceutical manufacturers and their facilities are subject to ongoing review and periodic inspections by the competent authorities of individual EEA countries, FDA, or other comparable regulatory authorities for compliance with applicable regulatory requirements, including with cGMP requirements and with commitments made in the application for regulatory approval. If we, or a regulatory authority, discover previously unknown problems with a facility where the product is manufactured, a regulatory authority may impose restrictions relative to that facility, including suspension of manufacturing.
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
•require additional post-marketing studies or clinical trials;
•refuse to permit the import or export of product candidates; or
•refuse to allow us to enter into supply contracts, including government contracts.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and harm our business, financial condition, results of operations, and prospects. The serious adverse events reported in connection with IXCHIQ, the subsequent changes to the product label in different markets, and the FDA’s suspension of the BLA for IXCHIQ significantly impacted sales in 2025 and may continue to effect the commercialization of IXCHIQ in existing or new markets.
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
To increase sales of our current products and third-party products pursuant to distribution agreements, as well as successfully commercialize any product candidate that may result from our development programs, we will need to maintain and continue to build out our sales and marketing capabilities, either on our own or with others. In particular, the distribution of IXCHIQ and other products we may in the future commit to providing in LMICs will require collaboration with regional or local partners. The continued development of our sales and marketing team will be expensive and time-consuming and could delay any product launch. We compete with many companies that currently have extensive, experienced, and well-funded marketing and sales operations to recruit, hire, train, and retain marketing and sales personnel, and will have to compete with those companies to recruit, hire, train, and retain any of our own marketing and sales personnel. If we are unable to sustain and expand our sales and marketing team, we may be unable to compete successfully against these more established companies. Alternatively, if we choose to collaborate, either globally or on a territory-by-territory basis, with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems, we will be required to negotiate and enter into arrangements with such third parties relating to the proposed collaboration. If we are unable to enter into such arrangements when needed, on acceptable terms, or at all, we may not be able to successfully commercialize any of our product candidates that receive regulatory approval or any such commercialization may experience delays or limitations. For further information about risks related to collaborations with partners, see “—Risks Related to Our Reliance on Third Parties”.
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
If a regulatory authority determines that our promotional activities or advertising materials promote an off-label use or make false or misleading claims, or that our communications about product candidates constitute pre-approval promotion, it could request that we modify our promotional materials, training content, or other communications or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fines, and criminal penalties. In the case of a claim of pre-approval promotion, these consequences could result in a delay in the review of any dossiers we have submitted for regulatory review and approval.
In the United States, violations of the Federal Food, Drug, and Cosmetic Act (“FDCA”) may also lead to investigations alleging violations of federal and state health care fraud and abuse laws, as well as state consumer protection laws, which may lead to costly penalties and may adversely impact our business. Recent court decisions in the United States have impacted FDA’s enforcement activity regarding off-label promotion in light of First Amendment considerations such that companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling; however, there are still significant risks in this area, in part due to the potential for False Claims Act exposure.
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
•tariffs, trade barriers, import or export licensing requirements, or other restrictive actions;
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
•differing payor reimbursement regimes, governmental payors, or patient self-pay systems and price controls;
•compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;
•workforce uncertainty in countries where labor unrest is common;
•reduction or loss of protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics; and
•becoming subject to the different, complex, and changing laws, regulations, and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties, and regulations.
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
Interim, topline, and preliminary data from clinical trials of our product candidates that we or our collaborators publicly disclose from time to time may change as more patient data become available and are subject to audit, review, and/or verification procedures that could result in final clinical data that is materially different and unfavorable.
From time to time, we or our collaborators conducting clinical trials of our product candidates may publicly disclose interim, preliminary or topline data from those clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular trial. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data at the time of initial disclosure. As a result, preliminary and topline results reported for clinical trials of our product candidates may differ from final results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Such data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data previously disclosed by us or a collaborator. As a result, preliminary and topline data should be viewed with reservation until the final data are available. From time to time, we or a collaborator may also disclose interim data from clinical trials of our product candidates. Interim data from clinical trials of our product candidates are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary, topline or interim data and final data could significantly harm our business prospects.
If the topline data reported by us or a collaborator differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability, or that of a collaborator, to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.
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
Smaller or early-stage companies and research institutions also may prove to be significant competitors, particularly through collaborative arrangements with large and established pharmaceutical companies. As these companies and research institutions develop their technologies, they may develop proprietary positions, which may prevent or limit our product development and commercialization efforts. These companies may also render our product candidates obsolete or non-competitive through advances in existing technological approaches or the development of new or different approaches, such as using artificial intelligence (AI) and machine learning, potentially eliminating the advantages in our drug discovery process. If any of our competitors succeed in obtaining approval from regulatory authorities for their products sooner than we do or for products that are more effective or less costly than ours, or if the scope of approval for a competing product is broader than an approval granted for our product, our commercial opportunity could be significantly reduced. Mergers and acquisitions, including of specific assets, in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors and in changes to the competitive landscape in regions where we market and distribute our products.
Some of our competitors have developed or are developing vaccines for the same diseases that we are targeting, and we may not be able to compete effectively or may lose market share to these products.
We are aware of companies with competing products or product candidates for Japanese encephalitis, cholera (one of which is currently available in the U.S. and a limited number of European markets) and chikungunya (including one that is now available in the U.S., Europe, and the UK and is expected to become available in Canada in 2026). If and as these vaccines become available in the markets in which we compete, sales of our vaccines may be adversely affected. In particular, the launch of the second chikungunya vaccine has impacted sales of IXCHIQ in the markets we share.
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
We have not qualified secondary sources for all materials or components that we source through a single supplier, and we cannot assure investors that the qualification of a secondary supplier would prevent future supply issues. Disruption in the supply of materials or components, or changes to these materials or components that may unexpectedly impact our products, would impair our ability to sell our products and meet customer demand and also could delay the launch of new products, any of which could harm our business and results of operations. If we were to have to change suppliers, the new supplier may not be able to provide us materials or components in a timely manner and in adequate quantities that are consistent with our quality standards and on satisfactory pricing terms. In addition, alternative sources of supply may not be available for materials that are scarce or components for which there are a limited number of suppliers.
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
Our collaborations may be amended or terminated for various reasons. On December 31, 2025, we announced the mutual termination of our agreements with the Serum Institute of India (“SII”), relating to the manufacturing and distribution of IXCHIQ in Asia. This will delay the supply of IXCHIQ in Asia, and we cannot guarantee that we will be able to find one or more new partners to facilitate that supply. Additionally, as a result of Bavarian Nordic’s acquisition of another cholera vaccine, we terminated our previous agreements that provided for Bavarian Nordic’s distribution of our vaccines in certain countries and our distribution of Bavarian Nordic’s vaccines in certain countries.
We may fail to maintain or find collaboration partners and to sign new agreements for our other product candidates and programs. The competition for partners is intense, and the negotiation process is time-consuming and complex. If a collaboration relates to the manufacture of one of our products, the transfer of our technology to the new partner also requires significant time. Any new collaboration may be on terms that are not optimal for us, and we may not be able to maintain a collaboration if, for example, development or approval of a product candidate is delayed, actual or expected sales of an approved product candidate do not meet expectations, or the collaborator terminates the collaboration, including because of changes in the collaborator’s business. Any collaboration, or other strategic transaction, may also require us to incur non-recurring or other charges, increase our near- and long-term expenditures, and pose significant integration or implementation challenges or disrupt our management or business. However, the failure to explore or enter into a collaboration or other strategic cooperation might also cause us to forego beneficial opportunities to develop and commercialize our product candidates.
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
We make considerable use of third-party suppliers for the key materials used in our business, such as the adjuvant used in certain vaccine candidates. We also rely upon several, and in the future may rely on additional, third-party contract manufacturing organizations (“CMOs”) for the manufacture and supply of components and substances for all of the product candidates we are developing. For example, we have outsourced an important step in the manufacturing of IXCHIQ to a third party, and another third party performs the filling process for IXIARO and the filling of IXCHIQ diluent. In the biopharmaceutical industry, supplier changes require lengthy validation and regulatory approval processes. A loss of any CMO or component supplier and delay in establishing a replacement could delay our clinical development and regulatory approval process or interrupt supply. Notably, the termination of our agreements with SII at the end of 2025 will delay supply of IXCHIQ in Asia.
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
Recruiting and retaining other senior executives, qualified scientific and clinical personnel, and commercialization, manufacturing, and sales and marketing personnel will be critical to our success. Furthermore, replacing executive officers and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of, and commercialize our product candidates. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain, or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies, as well as universities and research institutions, for similar personnel. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high-quality personnel, our ability to pursue our growth strategy will be limited.
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
Our strategy involves continuing to grow our business organically. However, we may also grow through selective acquisitions of complementary products and technologies, or of companies with such assets. As our development progresses, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of research, drug development, regulatory affairs, and sales, marketing and distribution for our approved products. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities, and recruit and train additional qualified personnel. Due to our limited financial resources and the extent of our anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel.
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
In addition, an acquisition could result in shareholder litigation, which could be costly and time consuming and divert management’s attention and resources. For example, following the merger between Vivalis SA and Intercell AG in 2013, certain former Intercell shareholders initiated legal proceedings to request a revision of either the cash compensation paid to departing shareholders or the exchange ratio between Intercell and Valneva shares used for the non-departing shareholders who received Valneva shares in the merger. On December 1, 2025, we were informed that the Vienna Commercial Court had confirmed that 1) the exchange ratio was adequate, meaning no additional compensation is required in connection with the conversion of Intercell shares, 2) shareholders are entitled to an additional cash compensation of EUR 3.52 plus interest per share (in line with our expectations), and 3) the Court’s decision on costs is reserved until final conclusion of the proceedings. On January 16, 2026, the Commercial Court informed us of two appeals of this initial decision. The first appeal was filed by the common representative of the plaintiffs and challenges the exchange ratio. The second appeal was filed by two shareholders and challenges both the exchange ratio and the amount of cash compensation. The Company has submitted a response to these appeals and is now awaiting further information from the Commercial Court. We are not obligated to make any payments to litigants until a final judgment is available.
The results of this litigation or any other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse and potentially substantial monetary damages, penalties, or injunctive relief against us.
We have engaged and may in the future engage in strategic transactions, such as acquisitions or investments in other companies or technologies or product in-licensing, which could divert our management’s attention and in some cases result in dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.
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
Realizing the benefits of acquisitions or in-licensing depends upon the successful integration of the acquired technology into our existing and future product candidates, including via effective collaboration with the selling or licensing party. Furthermore, we may not be able to integrate the acquired personnel, operations, and technologies successfully, or effectively manage the combined business following the acquisition. We also may not realize the anticipated benefits from any acquired business. The risks we face in connection with acquisitions and investments, whether or not consummated, include the following:
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
Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our business, financial condition, results of operations, and prospects may suffer. We cannot assure you that we will be successful in integrating the businesses or technologies we may acquire. The failure to successfully integrate these businesses could have a material adverse effect on our business, financial condition, results of operations, and prospects. Further, if we are unable to identify suitable product candidates for potential in-licensing or acquisition, we may fail to generate additional shareholder value.
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
Our business has been and could in the future be materially adversely affected by the effects of pandemics or epidemics. COVID-19 adversely affected economic activity across virtually all sectors and industries on a local, national, and global scale. We are unable to accurately predict the impact that a similar event would have on our business or those of our manufacturers, CROs, and related third parties due to numerous uncertainties, including the duration of the outbreak, the result of vaccination efforts, resurgence of the virus including any new variants, actions that may be taken by governmental authorities, impacts on international travel, the impact on the business of our service providers and partners, and the impact on the global financial markets, which could limit our access to capital and affect our liquidity. These and similar, and perhaps more severe, disruptions in our operations could materially impact our business, operating results and financial condition.
We may be negatively impacted by volatility in the political and economic environment across the markets in which we operate, including as a result of tariffs, changes in regulatory practice or policy that apply to our industry, military conflicts, elections and changes in leadership, economic downturns, increases in interest rates, and sustained inflation. Any of these could result in higher operating costs and may negatively impact our business and financial performance, including because of similar impacts on our business partners.
Our business could be adversely affected by changes in the political and economic environment. These conditions include:
Tariffs and Trade Restrictions. We could be affected by substantial new and increased tariffs and other restrictive trade policies between the United States and other countries, and any retaliatory tariffs by those other countries. If our activities, or those of our current or future service providers, manufacturers, suppliers and other partners, fall within the scope of any of these or other tariffs, our costs may increase significantly. We or these parties may experience supply chain disruptions as a result of increased costs and uncertainty, including risks to their long-term viability, which may impact our ability to meet customer demand or cause reputational harm if we are unable to deliver our products on expected timelines.
Regional and Global Conflicts. Global or regional conflicts, such as the military conflicts between the U.S., Israel, and Iran and between Russia and Ukraine, could cause global security concerns that could disrupt the global supply chain and energy markets and adversely impact our business. Concerns about security and any increase in the cost of travel resulting from an increased cost of fuel could impact the travel industry, which is a key component of demand for our products.
Capital Markets Volatility. The U.S. Federal Reserve and European Central Bank have raised interest rates multiple times in response to concerns about inflation, among other things, and they may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and contribute to volatility in the price of our ordinary shares and ADSs. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, including relative to cost or dilution.
Government Funding, Disruptions, Policy Changes and Shutdowns. Disruptions at governmental agencies such as the FDA, CDC, and SEC, or similar agencies outside the United States, resulting from funding or staffing cuts, changes in leadership or priorities, or other actions of the executive or legislative branches of the U.S. or other governments may have a significant and negative impact on our business. Similarly, legislative changes may be instituted, or enforcement priorities may shift, creating uncertainty about the regulatory environment in which we operate. Such disruptions may affect an agency’s ability to perform routine functions, thereby extending the time necessary for review of new product candidates or previously approved products. The FDA may operate with fewer resources and otherwise adapt its practices moving forward in ways that could hinder review of product candidates or result in changes to prior product approvals, notably of vaccines. Efforts to reduce regulations and expenditures across the U.S. government, presently directed by executive orders or memoranda from the Office of Management and Budget, may lead to proposed or actual policy changes that create additional uncertainty for our business and could affect the FDA’s relationship with the pharmaceutical industry, transparency in decision making and ultimately the cost and availability of vaccines and other prescription drugs, which could have a material adverse effect on our business. If funding for the FDA or other regulatory authorities is reduced, priorities change, a prolonged government shutdown occurs, or current or future global health concerns prevent the FDA or other regulatory authorities from conducting regulator inspections, reviews or other activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Similar disruptions may occur in other markets where we operate, including less familiar markets where we have established strategic collaborations with local partners. Further, in our operations as a public company, future government disruptions or shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.
Inflation. Rising inflation may adversely affect us by increasing our costs, including labor and employee benefit costs, and could also adversely affect our customers, which could reduce demand for our products. While we would take actions, wherever possible, to mitigate the impact of the effects of inflation, in the case of sustained inflation across several of the markets in which we operate, it could become increasingly difficult to effectively mitigate the increases to our costs. If we are unable to take actions to effectively mitigate the effect of the resulting higher costs, our profitability and financial position could be negatively impacted.
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
In addition, our IT Systems and those of our current and any future collaborators, service providers, and other contractors or consultants are potentially vulnerable to data security breaches, whether by employees, contractors, consultants, malware, phishing attacks, or other cyberattacks, that may expose Confidential Information to unauthorized persons. For example, we have experienced phishing attacks in the past, and we expect to be a target of phishing attacks and other cyberattacks in the future. The risk of such attacks is higher in the context of the anticipated results of the Phase 3 clinical trial of our Lyme disease vaccine candidate and may remain at the same level for a period following the announcement of these results. In addition, our IT Systems include cloud-based applications that are hosted by third-party service providers with security and information technology systems subject to similar risks. Consequently, successful cyberattacks that disrupt or result in unauthorized access to third-party IT Systems can materially impact our operations and financial results. If a data security breach affects our systems, corrupts our data, or results in the unauthorized disclosure or release of personally identifiable information, for example, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, supervisory bodies, credit reporting agencies, the media, or individuals pursuant to various data protection, privacy, and security laws, regulations, and guidelines, as applicable, such as the EU and UK GDPR (as defined below). Accordingly, a data security breach or privacy violation that leads to unauthorized access to, disclosure, or modification of personal information (including protected health information), that prevents access to personal information, or that materially compromises the privacy, security, or confidentiality of the personal information, could result in fines, increased costs, or loss of revenue, and we could incur liability, our competitive position could be harmed, and the further development and commercialization of our product candidates could be delayed.
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
Our current and potential future use of AI may not be successful and presents new risks and challenges to our business.
We currently integrate AI in certain of our activities and are seeking to further integrate AI throughout our business. Such efforts may not be successful and may generate additional risks. Issues relating to the use of new and evolving technologies such as AI may cause us to experience brand or reputational harm, competitive harm, legal liability, and new or enhanced governmental or regulatory scrutiny, and we may incur additional costs to resolve such issues.
As with many innovations, AI presents risks and challenges that could undermine or slow its adoption, and therefore harm our business. Developing, testing, and deploying AI systems may also increase our operating costs due to the nature of the computing costs involved in such systems, which could adversely affect our business, financial condition, and results of operation. The use of AI by us and our business partners may lead to novel and urgent cybersecurity risks, which could have a material adverse effect on our operations and reputation as well as the operations of any of our business partners. We may also face increased competition from other companies that are using AI, some of whom may develop more effective methods than we have, which could have a material adverse effect on our business, results of operations, or financial condition. In addition, our efforts to develop, acquire, or integrate these technologies will involve significant time, costs, and other resources, and may divert our management team’s attention and focus from executing on other elements of our strategy. Furthermore, uncertainties regarding developing legal and regulatory requirements and standards may require significant resources to modify and maintain business practices to comply with U.S. and foreign laws concerning the use of AI, the nature of which cannot be determined at this time.
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
•federal and state data privacy, security, fraud and abuse, and other healthcare laws and regulations in the EEA, the United States, and elsewhere, and
•laws that require the true, complete, and accurate reporting of financial information or data.
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

We operate internationally and are exposed to foreign exchange risks arising from various currencies, primarily with respect to the Euro (EUR), the British Pound (GBP), the Canadian Dollar (CAD), the Swedish Krona (SEK), and the U.S. Dollar (USD). As we grow and as a result of our strategic collaborations, for example in Brazil with Instituto Butantan, our exposure to foreign exchange risks will increase. Foreign exchange risks arise from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. Because a substantial part of sales of IXIARO are generated in the United States, with a significant part of production costs in GBP, and in Canada for DUKORAL, with production costs in SEK, we are exposed to foreign exchange risks, principally with respect to the USD, GBP, SEK, and CAD. However, our results of operations continue to be impacted by exchange rate fluctuations. For example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euro at a reduced value. While we entered into currency option contracts in 2020 to limit the risk of foreign exchange losses, we cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows. Our ADSs are quoted in U.S. dollars on Nasdaq, while our ordinary shares trade in euro on Euronext Paris. Our financial statements are prepared in euro. Therefore, fluctuations in the exchange rate between the euro and the U.S. dollar will also affect, among other matters, the value of our ordinary shares and ADSs. We could also sign contracts denominated in other currencies, which would increase our exposure to currency risk. In accordance with our business decisions, our exposure to this type of risk could change depending on:
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
We perform most of the manufacturing of our products and our product candidates in-house. Delays in manufacturing or inability to manufacture sufficient doses of a product or product candidate could adversely affect our business, financial condition, prospects, and results of operations. If we, or any third-party manufacturing partners, are unable to manufacture sufficient quantities of any vaccine, we may not be able to meet demand or fulfill our obligations under any agreements, or we may be forced to forego additional partnerships or supply agreements which would be advantageous for our business. We may encounter unexpected challenges relating to manufacturing efficiency, quality control, or stability profile that could impact the quantity of products or product candidates manufactured, the consistency of quantity across batches, or the length of time that manufactured material can be used. These problems could impact our supply of the market and require us to manufacture more than previously expected, leading to delays and added costs. We have previously experienced supply shortages for both IXIARO and DUKORAL, including in 2023 and 2024 due primarily to the faster than expected recovery of the travel market from the COVID-19 pandemic and delays in internal processes. Additionally, any supply shortages due to an inability to manufacture sufficient doses could result in fines.
Our manufacturing facility in Livingston, Scotland is the sole source of drug substance of our Japanese encephalitis vaccine IXIARO and our chikungunya vaccine IXCHIQ. Our manufacturing facility in Solna, Sweden, is the sole source of DUKORAL. Our Vienna facility is involved in the product release process for products manufactured in Livingston. Anything that would prevent any aspect of the production process in these facilities, including decisions of regulatory authorities or an event such as a fire or pandemic, would prevent us from manufacturing the relevant product and supplying our customers or clinical trial centers, which could lead to significant delays and shortages.
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
We, our contract manufacturers, any future collaborators, and their contract manufacturers could be subject to periodic announced or unannounced inspections by the FDA or other comparable regulatory authorities to monitor and ensure compliance with cGMP or other applicable regulations. Despite our efforts to audit and verify regulatory compliance, we or one or more of our third-party manufacturing vendors may be found on regulatory inspection by the authorities to be noncompliant with cGMP or other applicable regulations, as discussed further below, and this may significantly impact our ability to supply and market our drug products.
We have outsourced to third parties certain manufacturing steps for our commercial products and for clinical trial material. Outsourcing of manufacturing could result in delays, concerns about manufacturing consistency, or other manufacturing failures. Per the standard industry practice, we rather than the third-party provider would bear the risk of such problems.

Any of these factors impacting manufacturing quantity or quality could delay or impact clinical trials, regulatory submissions, and/or commercialization of our products, interfere with current sales, entail higher costs, and result in our inability to effectively sell our products.
We rely upon third parties to manufacture and supply components necessary to manufacture our products and product candidates.
We currently rely upon several, and in the future may rely on additional, third-party CMOs for the manufacture and supply of components necessary to manufacture all of the product candidates we are developing. Additionally, certain component materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to manufacture these materials for us. We cannot assure you that, if required, we will be able to identify alternate sources with the desired scale and capability and establish relationships with such sources. Additionally, in the biopharmaceutical industry, supplier changes require lengthy validation and regulatory approval processes. A loss of any CMO or component supplier and delay in establishing a replacement could delay our clinical development and regulatory approval process and interrupt supply. Further, changes made to supplied components could have an unexpected impact on our products that could require time to investigate and resolve.
Manufacturing facilities and clinical trial sites are subject to significant government regulations and approvals. If we or any third parties fail to comply with these regulations or maintain these approvals, our business could be materially harmed.
Our manufacturing facilities and those of our third-party partners are subject to ongoing regulation and periodic inspection by national authorities, including the competent authorities of EEA countries, the FDA, and other regulatory bodies to ensure compliance with cGMP and other applicable regulations when producing batches of our products and product candidates for clinical trials. CROs and other third-party research organizations must also comply with Good Laboratory Practice (“GLP”), when carrying out regulatory toxicology studies. Any failure to follow and document our or their adherence to such cGMP and GLP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, may delay or prevent filing or approval of marketing applications for our products, or may cause us to not meet our obligations under our commercial agreements.
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
Any of the foregoing actions could be detrimental to our reputation, business, financial condition, or operating results. Furthermore, we or our key suppliers and partners may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all, or in delays to our clinical trials. In addition, before any additional products would be considered for marketing authorization in the EEA, the United States, or other jurisdictions, the relevant manufacturer will have to pass an inspection by the applicable regulatory authorities, and the inspections and any necessary remediation may be costly. Failure to pass such inspections by us or any of our suppliers would adversely affect our ability to commercialize our products or product candidates in the EEA, the United States, or other jurisdictions. Moreover, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting product development activities that could harm our competitive position. Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition, and results of operations.
Following an inspection of our Livingston manufacturing site by the FDA in February 2026, we received a Form 483 letter with 11 observations. We submitted a response letter to the FDA confirming corrective actions. The FDA has since informed the Company that it is unable to grant approval of the BLA supplement related to manufacture of IXIARO at the Almeida facility due to outstanding compliance issues associated with the inspection and has issued a complete response letter. As a result, we are currently unable to use the Almeida facility to produce doses of IXIARO intended for distribution in the United States. The Almeida facility is approved by EMA and Health Canada and operates under a manufacturers license from MHRA. Therefore, IXIARO doses produced at this facility will be sold in regions outside the United States. The Manson facility remains licensed under the FDA BLA for IXIARO and hence can be used for potential supplies of IXIARO to the U.S. As a result of the overall situation, we may experience supply constraints for IXIARO in the U.S. market and are assessing appropriate mitigation measures.
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
Additionally, we could experience higher production costs as the result of the degree to which we utilize our manufacturing facilities, including if we externalize any aspect of manufacturing that we have historically performed internally
Overproduction leading to higher levels of inventory could also result in a higher cost of goods sold in the context of lower than forecasted sales, as in the case of IXCHIQ in the second half of 2025.
Should any of these risks materialize, this could have a material adverse effect our business, prospects, financial condition, and results of operations.
We use hazardous chemicals and biological materials in our business and any claims relating to improper handling, storage or disposal of these materials could be time-consuming and costly.
Our research and development and manufacturing processes involve the controlled use of hazardous materials, including chemicals and biological materials. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. We also handle genetically recombined material, genetically modified species, and pathological biological samples. Consequently, in France, Austria, Sweden, and Scotland where we have research and production facilities and in the jurisdictions where we conduct clinical trials, we are subject to environment and safety laws and regulations governing the use, storage, handling, discharge, and disposal of hazardous materials, including chemical and biological products. We impose preventive and protective measures for the protection of our workforce and waste control management in accordance with applicable laws, including part four of the French Labor Code, relating to occupational health and safety.
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
The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may be challenged in the courts or patent offices in EEA countries, the United States, and other jurisdictions. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products or could limit the duration of the patent protection of our technology and product candidates. For example, one of our patents that relates to VLA84 has been limited in scope in opposition proceedings in 2022 in Europe. In another case in 2023, we decided to withdraw a patent covering IXIARO following an opposition proceeding in Europe. More recently in 2025, we have also received a further opposition by a third party against a European patent that is directed at IXIARO, and our Zika Product candidate, VLA1601. The proceeding started in June 2023, and an interlocutory decision of the Opposition Division at the EPO, published on 19 December 2025, has maintained claims in amended form which are still directed to IXIARO and VLA1601. We may face similar proceedings in the future that could have a significant effect on our ability to commercialize our products. We have also recently received an opposition by a third party against a European patent that is directed to our Zika product candidate, VLA1601. In the interlocutory decision of the Opposition Division at the EPO, published on 14. November 2025, claims still directed to VLA1601 have been maintained in amended form and no appeal has been filed. A further opposition by a third party against a European patent that is directed at VLA15 was made on January 2025 with the EPO.
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
Given the amount of time required for the development, testing, and regulatory review of our product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we have or will obtain patent rights. The Hatch-Waxman Act in the United States, and similar legislation in the European Union, permit a patent term extension of up to five years beyond the normal expiration of the patent, provided that the patent is not enforceable in the U.S. for more than 14 years from the date of drug approval, which is limited to the approved indication (or any additional indications approved during the period of extension). Furthermore, in the United States, only one patent per approved product can be extended and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. In the EEA, supplementary protection certificates (“SPCs”), provide protection for the active ingredient of a patented and authorized medicinal product, which may extend for up to five years beyond the normal patent expiry date (providing together with the patent up to 15 years exclusivity from the first EU marketing authorization). In some cases an additional six months of SPC protection may be obtained by performing pediatric trials of the product. The protection afforded by an SPC extends only to the active ingredient of the authorized medicinal product, within the scope of the granted base patent. However, the applicable authorities may not agree with our assessment of whether such extensions are available and may refuse to grant extensions to our patents or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and pre-clinical data and may be able to launch their product earlier than might otherwise be the case.
Third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a negative impact on the success of our business.
Our commercial success depends, in part, upon our ability and the ability of others with whom we may collaborate to develop, manufacture, market, and sell our current and any future product candidates and use our proprietary technologies without infringing, misappropriating, or otherwise violating the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. Numerous U.S.- and foreign-issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk may increase that our product candidates may give rise to claims of infringement of the patent rights of others. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and any future product candidates and technology, including interference proceedings, post grant review and inter partes review before the USPTO. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a negative impact on our ability to commercialize our current and any future product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this is a high burden and requires us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Moreover, given the vast number of patents in our field of technology, we cannot be certain that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. While we have in the past and may in the future decide to initiate proceedings to challenge the validity of these or other patents in the future, we may be unsuccessful, and courts or patent offices in Europe, the United States, and other jurisdictions could uphold the validity of any such patent. For example, we initiated an inter partes review proceeding before the U.S. Patent and Trademark Office against a Takeda U.S. patent no. 11,730,802 in 2025. This proceeding ended as the Patent Trial and Appeal Board decided to grant Institution for this proceeding following Takeda’s withdrawal of some of the claims. The remaining claims do no longer cover a VLA1601 target product profile. Even if we are successful in obtaining a first-instance judgement from a court or patent office that such patents are invalid, such judgements may be subject to appeal procedures which suspend revocation of the patent until a final appeal judgment is reached. This may result in many years of uncertainty and could ultimately lead to reversal of the original judgment and the patent being upheld. Furthermore, because patent applications can take many years to issue and are typically confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use, or sale of our product candidates. Regardless of when filed, we may fail to identify relevant third-party patents or patent applications, or we may incorrectly conclude that a third-party patent is invalid or not infringed by our product candidates or activities. If a patent holder believes that our product candidate or technology platform infringes its patent, the patent holder may sue us even if we have received patent protection for our technology. Moreover, we may face patent infringement claims from nonpracticing entities that have no relevant product revenue and against whom our own patent portfolio may thus have no deterrent effect. If a patent infringement suit were threatened or brought against us, we could be forced to stop or delay research, development, manufacturing, or sales of the product or product candidate that is the subject of the actual or threatened suit.
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
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, including certain developing countries such as Brazil and India, where we have transferred certain technology in the context of strategic collaborations, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, particularly those relating to biotechnology products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights generally. Proceedings to enforce our intellectual property and proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, could put our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property and proprietary rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
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
Finally, the license for IXCHIQ in the United States (which we voluntarily withdrew in January 2026, as described elsewhere in this Annual Report) was granted under the FDA’s accelerated approval pathway, and we may seek such approval for other vaccine candidates in the future. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. As a condition of approval, the FDA may require that a sponsor of a product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials, such as the Phase 4 clinical trials that it required for IXCHIQ.
Even if we do receive accelerated approval for a future product candidate, we may not experience a faster development or regulatory review or approval process, and receiving accelerated approval does not provide assurance of ultimate approval.
If approved, our investigational products regulated as biologics may face competition from biosimilars approved through an abbreviated regulatory pathway.
The Biologics Price Competition and Innovation Act of 2009 (“BPCIA”) created an abbreviated approval pathway for biologic products that are biosimilar to or interchangeable with an FDA-licensed reference biologic product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a BLA for the competing product containing the sponsor’s own pre-clinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of the other company’s product.
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
Market acceptance and sales of any vaccine candidates that we commercialize, if approved, will depend in part on the extent to which reimbursement for these products and related treatments will be available from third-party payors. Therefore, our ability to collect revenue from the commercial sale of our vaccines may depend on our ability, and that of any current or potential future collaboration partners or customers, to obtain recommendations for us or adequate levels of approval, coverage, and reimbursement for such products from third-party payors such as:
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
For example, the U.S. Department of Health and Human Services (“HHS”), imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. HHS has also been empowered to negotiate the price of certain single-source biologics that have been on the market for at least eleven (11) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug

Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis.
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
Legislators, policymakers, and healthcare insurance funds in the EU may continue to propose and implement cost-containing measures to keep healthcare costs down. These measures could include limitations on the prices we would be able to charge for product candidates that we may successfully develop and for which we may obtain regulatory approval or the level of reimbursement available for these products from governmental authorities or third-party payors. Further, an increasing number of EU and other foreign countries use prices for medicinal products established in other countries as “reference prices” to help determine the price of the product in their own territory. Consequently, a downward trend in prices of medicinal products in some countries could contribute to similar downward trends elsewhere.
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
•the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the healthcare fraud statute implemented under HIPAA or specific intent to violate it in order to have committed a violation;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and its implementing regulations, also imposes certain obligations, including mandatory contractual terms, with respect to safeguarding the privacy and security of individually identifiable health information of covered entities subject to the rule, such as health plans, healthcare clearinghouses, and certain healthcare providers as well as their business associates, independent contractors of a covered entity that perform certain services involving the use or disclosure of individually identifiable health information on their behalf, and their subcontractors that use, disclose, or otherwise process individually identifiable health information;

•the Federal Food Drug and Cosmetic Act (“FDCA”), which prohibits, among other things, the adulteration or misbranding of drugs, biologics, and medical devices;
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
In the United States, the European Union and some foreign jurisdictions, there have been, and we expect there will continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of product candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any product candidates for which we obtain marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), was passed, which substantially changed the way healthcare is financed by both governmental and private payors in the United States.
There have been amendments to and executive, judicial, and congressional challenges to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”), was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year pursuant to the Budget Control Act of 2011, which began in 2013 and through subsequent legislation will remain in effect through 2032, unless additional Congressional action is taken.
We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our current or any future product candidates or additional pricing pressures. The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, Centers for Medicare & Medicaid Services (“CMS”), and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct- to -consumer platform, U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact "The Great Healthcare Plan," to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager (“PBM”), payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, the Loper decision greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.
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
Moreover, in the EEA some countries require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment (“HTA”) process, which is currently governed by the national laws of the individual EU Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact, and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On January 31, 2018, the European Commission adopted a proposal for a regulation on health technologies assessment. The proposed regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. In December 2021, the HTA Regulation was adopted, and it entered into force on January 11, 2022. It will apply from 2025.
There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, biopharmaceutical products launched in the European Union do not follow price structures of the United States and generally tend to have significantly lower prices.
In addition, the policies of the FDA, the competent authorities of the EU Member States, the EMA, the European Commission, and other comparable regulatory authorities with respect to clinical trials may change and additional government regulations may be enacted. For instance, the regulatory landscape related to clinical trials in the EU recently evolved. The EU Clinical Trials Regulation (“CTR”), which was adopted in April 2014 and repeals the EU Clinical Trials Directive, became applicable on January 31, 2022. The CTR allows sponsors to make a single submission to both the competent authority and an ethics committee in each EU Member State, leading to a single decision for each EU Member State. The assessment procedure for the authorization of clinical trials has been harmonized as well, including a joint assessment by all EU Member States concerned, and a separate assessment by each EU Member State with respect to specific requirements related to its own territory, including ethics rules. Each EU Member State’s decision is communicated to the sponsor via the centralized EU portal. Once the clinical trial is approved, clinical study development may proceed. The CTR foresaw a three-year transition period that ended on January 31, 2025. Since this date, all new or ongoing trials are subject to the provisions of the CTR. Compliance with the CTR requirements by us and our third-party service providers, such as CROs, may impact our developments plans.
It is currently unclear to what extent the UK will seek to align its regulations with the EU in the future. The UK regulatory framework in relation to clinical trials is derived from existing EU legislation (as implemented into UK law, through secondary legislation).
On January 17, 2022, the UK Medicines and Healthcare products Regulatory Agency (“MHRA”) launched an eight-week consultation on reframing the UK legislation for clinical trials. The UK Government published its response to the consultation on March 21, 2023 confirming that it would bring forward changes to the legislation and such changes were laid before parliament on December 12, 2024. These resulting legislative amendments will, if implemented in their current form, bring the UK into closer alignment with the CTR. Failure of the UK to closely align its regulations with the EU may have an effect on the cost of conducting clinical trials in the UK as opposed to other countries and/or make it harder to seek a marketing authorization for the Company's product candidates on the basis of clinical trials conducted in the United Kingdom.
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
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or judicial action in the United States or any other jurisdiction. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies or if we or relevant third parties are not able to maintain regulatory compliance, we may not achieve or sustain profitability or our business may otherwise be materially impact.
We are subject to various risks in connection with sustainability (environmental, social, and governance matters), including evolving and potentially conflicting regulatory regimes related to sustainability, which may impact our reputation, business, financial condition, and results of operations.
As a publicly listed company in France and the United States, we are subject to regulations related to sustainability in both jurisdictions, including most notably the European Union’s Corporate Sustainability Reporting Directive (“CSRD”), under which we are required to report extensive information about our environmental, social, and governance practices and associated impacts, risks, and opportunities. This information is included in our annual report for 2025 filed with the French Financial Markets Authority (Authorité des marchés financiers, “AMF”). On February 26, 2025, the European Commission issued a proposal for significant changes to the CSRD and related regulations which, if implemented, would substantially reduce our future sustainability-related reporting obligations from a European perspective. We cannot guarantee that these proposed changes will be implemented, in whole or in part, and the timing of such implementation will determine numerous aspects of our sustainability-related activities, including the amount of resources allocated to support compliance with reporting on the scale required for the year ended December 31, 2025. Compliance with the CSRD and with the related EU Taxonomy Regulation requires significant time, attention, and resources. Similarly, we would be subject to the SEC’s climate disclosure rules which were published in March 2024 and are currently suspended. We cannot predict if, when, or in what form such rules may apply to us in the future. Additionally, pushback against sustainability-related regulations and practices has gained momentum in the United States at the federal level and in certain states. Most notably, executive orders signed in January 2025 by President Trump addressing diversity, equity, and inclusion (DEI) could result in additional compliance obligations, scrutiny of our practices, and potential harm to our business, given that the U.S. Department of Defense is one of our key customers. Monitoring and adjusting to ongoing regulatory developments related to sustainability may impose unexpected costs or result in other interruptions to our operations that could have a material adverse effect on our business, financial condition, and results of operations.
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
We are also subject to anti-corruption laws in the countries where we operate, including the United States. The Foreign Corrupt Practices Act (“FCPA”) prohibits companies and their employees, third-party intermediaries, and other associated persons from paying, offering, authorizing payment, or providing anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of a foreign entity in order to obtain or retain business. The FCPA also obligates companies whose securities are listed in the United States to comply with certain accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls. An executive order issued in February 2025 has created considerable uncertainty regarding whether and how the FCPA will continue to be enforced.
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
We (and the third parties with whom we work) receive, process, store, and use personal information and other data, which subjects us to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies, and other obligations related to data privacy and security. Our (and third parties with whom we work) actual or perceived failure to comply with such obligations could harm our reputation, subject us to significant fines and liability, and otherwise adversely affect our business.
We, and the third parties with whom we work, receive, process, store, and use personal information and other data about our clinical trial participants, employees, partners, and others. As a result, we, and the third parties with whom we work, are subject to numerous foreign and domestic laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations regarding data privacy and security. We strive to comply with all such applicable requirements and obligations; however, new laws, policies, codes of conduct, and other legal obligations may arise, continue to evolve, be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, and conflict with one another. Any actual or perceived failure by us or third parties with whom we work to comply with applicable data privacy and security obligations may result in governmental enforcement actions (including fines, penalties, judgments, settlements, imprisonment of company officials and public censure), civil claims (to which we have been subject in the past), litigation, damage to our reputation, and loss of goodwill, any of which could have a material adverse effect on our business, operations, and financial performance.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., state surveillance and wiretapping laws such as California Invasion of Privacy Act). For example, the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable protected health information. In addition, in the past few years, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (“CCPA”), applies to personal data of consumers, business representatives, and employees who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA provides for fines and allows private litigants affected by certain data breaches to recover significant statutory damages. The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments further complicate compliance efforts and increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers. Similar laws are being considered at the federal and local levels, and we expect more states to pass similar laws in the future. .
Our employees and personnel use generative, or AI technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws and regulations regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.
Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”) (collectively, “GDPR”) and the Personal Information Protection and Electronic Documents Act and various related provincial laws, as well as Canada’s Anti-Spam Legislation, apply to our operations and impose strict requirements for processing personal data.
For example, under GDPR, companies may face temporary or definitive bans on data processing and other corrective actions, fines of up to 20 million euros under the EU GDPR, 17.5 million pound sterling under the UK GDPR, or in each case, 4% of global annual revenue for the preceding financial year, whichever is higher, or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.
In the ordinary course of business, we transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws are generally believed to be inadequate. Other jurisdictions have adopted or may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanism that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.
If there is no lawful manner for us to transfer personal data from the EEA, UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face increased exposure to regulatory actions, substantial fines, and injunctions against processing personal data from the EEA or United Kingdom. The inability to transfer personal data from the EEA, United Kingdom, or Switzerland may also restrict our clinical trials activities in such jurisdictions, limit our ability to collaborate with contract research organizations as well as other service providers, contractors and other companies subject to European data protection laws, and require us to increase our data processing capabilities in the EEA, United Kingdom, or Switzerland, likely at significant expense. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups.
Additionally, the U.S. Department of Justice issued a rule entitled the Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons, which places additional restriction on certain data transactions involving countries of concern (e.g., China, Russia, Iran) and covered persons that may impact certain business activities such as vendor engagements, sale or sharing of data, employment of certain individuals, and investor agreements. Violations of the rule could lead to significant civil and criminal fines and penalties. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to transfer data in connection with certain transactions or agreements.
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
For example, in France, the conduct of clinical trials is subject to compliance with specific provisions. The French Law No.78-17 of 6 January 1978 on Information Technology, Data Files and Civil Liberties, as amended, establishes a strict framework applicable to the processing of personal data in the health sector. This framework requires, among others, the filing of compliance undertakings with “reference methodologies” (such as the MR-001) adopted by the French Data Protection Authority (“CNIL”), or, if not complying, obtaining an authorization from the CNIL. Failure to comply with the stringent provisions of the reference methodologies or failure to obtain the CNIL’s authorization could expose us to adverse consequences, including the interruption of our clinical trials in France, increased exposure to regulatory actions, or the need to relocate part of or all of our data processing activities to other jurisdictions at significant expense.

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
In addition to data privacy and security laws, we are subject to contractual obligations based on industry standards adopted by industry groups, such as best practices governing the conduct of clinical trials, and we are, or may become, subject to such obligations in the future. We are also subject to contractual obligations related to data privacy and security. Our efforts to comply with such obligations may not be successful. For example, certain privacy laws, such as the EU and UK GDPR and CCPA, may require us to impose specific contractual restrictions on certain service providers that have access to personal data, such as clinical trial patient data or personal data of clinical trial site personnel. We publish privacy policies, marketing materials, and other statements regarding data privacy and security on our website. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, or unfair, or to misrepresent our practices, we may be subject to investigation, enforcement actions by regulators (such as the Federal Trade Commission), or other adverse consequences.
Our actual or perceived failure to adequately comply with applicable obligations relating to data privacy and security, could result in regulatory enforcement actions against us, including fines, penalties, orders that require a change in our practices, additional reporting requirements and/or oversight, imprisonment of company officials and public censure, claims for damages by affected individuals, other lawsuits, or reputational damage.
We benefit from tax credits in Austria, France, and Scotland that could be reduced or eliminated.
As a company with research and development activity, we benefit from certain tax advantages, including the Austrian Research and Development tax credit, the French Research Tax Credit (Crédit Impôt Recherche) and the Scottish Research and Development tax credit, which are tax credits aimed at stimulating research and development. Our Austrian Research and Development tax credits were €3.5 million, €3.6 million, and €5.7 million for the years ended December 31, 2025, 2024, and 2023, respectively. Our French Research Tax Credits were €1.1 million, €1.3 million, and €1.1 million for the years ended December 31, 2025, 2024, and 2023, respectively. Our Scottish Research and Development tax credit amounted to €0.4 million in the year ended December 31, 2025 (December 31, 2024: €5.2 million , December 31, 2023: zero). The Austrian Research and Development tax credit is calculated based on claimed amount of eligible research and development in Austria, while the French Research Tax credit is calculated based on our claimed amount of eligible research and development expenditures in France. The main differences between the Austrian and French research tax credits are the applicable percentage of and the basis for the tax credit. The tax credits are a source of financing to us that could be reduced or eliminated by the Austrian and French tax authorities or by changes in Austrian and French tax law or regulations.
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
Our Research Tax Credits may periodically be subject to audits by local tax authorities. In January 2026, the Austrian tax authorities initiated a tax audit for the years 2021-2023 and covering Research Tax Credits as well as income tax and Value Added Tax. A tax audit could potentially in a reduction of previously reimbursed tax credits and related claw back or an increase in prior year income tax.
We may be unable to carry forward existing tax losses.
We have accumulated tax loss carry forwards of €899.6 million, €843.6 million, and €879.1 million for the years ended December 31, 2025, 2024, and 2023, respectively in several locations, including Austria. Applicable French law provides that, for fiscal years ending after December 31, 2012, the use of these tax losses is limited to €1.0 million, plus 50% of the portion of net earnings exceeding this amount. The unused balance of the tax losses in application of such rule can be carried forward to future fiscal years, under the same conditions and without time restriction. If we decide to change our corporate structure or substantially change our presence in a particular jurisdiction, this could have an effect on our ability to retain or use these tax loss carry forwards. In addition, future changes to applicable tax law and regulation could eliminate or alter these or other provisions in a manner unfavorable to us.
Comprehensive tax reform legislation or other changes to tax laws could adversely affect our business and financial condition.
Corporate tax reform, anti-base-erosion rules and tax transparency continue to be high priorities in many jurisdictions. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation has been, and will likely continue to be, proposed or enacted in a number of jurisdictions in which we operate.
Legislation referred to as the One Big Beautiful Bill Act enacted in 2025 (the “OBBBA”), the Inflation Reduction Act enacted in 2022, the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020, and the Tax Cuts and Jobs Act enacted in 2017 made many significant changes to the U.S. Internal Revenue Code of 1986, as amended. The U.S. Department of Treasury has broad authority to issue regulations and interpretative guidance with respect to new or existing legislation, and certain aspects of existing legislation could be repealed or modified or sunset in future years, which may have a significant impact on our results of operations in the period issued, including our effective tax rate.
In addition, many countries are implementing legislation and other guidance to align their international tax rules with those of the Organization for Economic Co-operation and Development (“OECD”), whose base erosion and profit shifting recommendations and action plan aim to standardize and modernize global corporate tax policy, including changes to cross-border tax, transfer pricing documentation rules, and nexus-based tax incentive practices. The OECD is also continuing discussions surrounding fundamental changes in allocation of profits among tax jurisdictions in which companies do business, as well as the implementation of a global minimum tax (namely the “Pillar One” and “Pillar Two” proposals). As a result of this heightened scrutiny, prior decisions by tax authorities regarding treatments and positions of corporate income taxes could be subject to enforcement activities and legislative investigation and inquiry, which could also result in changes in tax policies or prior tax rulings. Any such changes may also result in the taxes we previously paid being subject to change.
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
•our Board of Directors appoints the members of the Executive Committee, notably the Chief Executive Officer (Directeur Général);
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
There is a material weakness in our internal controls over financial reporting, and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence, and depress the market price of our securities.
There is a material weakness in our internal controls over financial reporting, and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence, and depress the market price of our securities.
We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company listed in the United States, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting at the end of each fiscal year. Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal control over financial reporting, and we are also required to have our independent registered public accounting firm issue an opinion on the effectiveness of our internal controls over financial reporting on an annual basis. To ensure compliance with Section 404, we will need to continue to dedicate internal resources to our remediation efforts.
We have identified a material weakness in our internal controls over financial reporting in connection with the preparation of the consolidated financial statements included with this Annual Report. In connection with the preparation of our consolidated financial statements as at and for the year ended December 31, 2025, we identified that we did not did not design and operate effective controls to ensure that all instances of complex, judgmental, and non-routine or unusual transactions were (i) timely identified, (ii) subjected to a level of technical accounting analysis and review commensurate with their complexity, and (iii) supported by sufficiently detailed documentation evidencing management’s evaluation of applicable IFRS recognition and measurement criteria.
These deficiencies, which individually do not qualify as material weakness constitute a material weakness in the aggregate. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. This and other potential material weaknesses that we could identify in the future could result in a material misstatement in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. For further information about the material weaknesses identified, see Item 15 of this Annual Report.
We are in the process of designing and implementing remediation plans to address the material weakness, which we believe will address the underlying causes of each deficiency. We will continue to evaluate the effectiveness of these enhanced controls, including a structured process for ensuring that any identified deficiencies are remediated promptly. However, remediation will not occur until the plans are implemented and there has been appropriate time for us to conclude through testing that the controls operate effectively. See Item 15 of this Annual Report for further details about the planned remediation measures.
We cannot assure you that our remediation efforts will be effective, that we will be able to remedy this material weakness or that we will be able to prevent any future material weaknesses in our internal control over financial reporting.
The process to document and evaluate our internal control over financial reporting is both costly and challenging, and we need to continue to dedicate internal resources to this process. Besides the material weakness identified, the controls that we have judged to be effective for the year ended December 31, 2025 may not continue to be effective, and we might not be able to prevent any future material weaknesses in our internal control over financial reporting.
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
We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents, or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. Members of our Board of Directors and Executive Committee are exempt from the reporting provisions of Section 16(a) of the Exchange Act, and they and our 10% or greater shareholders are still exempt from the “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently make annual and semi-annual filings with respect to our listing on Euronext Paris and expect to file financial reports on an annual and semi-annual basis, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until four months after the end of each fiscal year. Accordingly, there is less publicly available information concerning our company than there would be if we were not a foreign private issuer.
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
While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on June 30, 2026. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if more than 50% of our securities are held by U.S. residents and more than 50% of the members of our Board of Directors or Executive Committee are residents or citizens of the United States, we could lose our foreign private issuer status. As of December 31, 2025, approximately 27% of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held by U.S. residents (assuming that all holders of ADSs as of such date are residents of the United States).
The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer in the future, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), rather than IFRS, and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.
If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.
Under the Code, a non-U.S. company will be considered a passive foreign investment company (“PFIC”, for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the weighted-average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property, and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation or partnership is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation or partnership. If we are a PFIC for any taxable year during which a U.S. holder (as defined in Item 10D, “Taxation”) holds our ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the PFIC test described above, unless the U.S. holder makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. holder holds our ordinary shares or ADSs, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.
We do not believe that we were characterized as a PFIC for the taxable year ending December 31, 2025. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance regarding if we currently are treated as a PFIC, or may be treated as a PFIC in the future. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service (“IRS”), will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current or future taxable year.
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
Equity markets are subject to considerable price fluctuations, and often, these movements do not reflect the operational and financial performance of the listed companies concerned. In particular, biotechnology companies’ share prices have been highly volatile and may continue to be highly volatile in the future. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry. Fluctuations in the stock market as well as the macro-economic environment could significantly affect the price of our ordinary shares. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs at or above the price originally paid for the security. The market price for our ordinary shares and ADSs may be influenced by many factors, including:
•actual or anticipated fluctuations in our financial condition and operating results, including as a result of clinical trial results, particularly the Phase 3 results of our Lyme disease vaccine candidate, and other announcements related to our clinical pipeline;
•adverse results or delays in our or any of our competitors’ pre-clinical studies or clinical trials or regulatory timelines;
•adverse regulatory decisions, including failure to receive regulatory approval for any of our product candidates or suspension or withdrawal of regulatory approval for existing products;
•the termination or amendment of a strategic alliance, partnership, or collaboration or the inability to establish additional strategic alliances, partnerships, or collaborations;
•actual or expected regulatory or legal developments in the United States, European Union, and other jurisdictions, including those that may impact the pharmaceutical industry as a whole;
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
•sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and
•general economic and market conditions, including macroeconomic factors such as geopolitical instability, rising interest rates, the impact of trade policies, including the implementation of tariffs, and inflation.
These and other market and industry factors may cause the market price and demand for our ordinary shares and ADSs to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their ordinary shares or ADSs and may otherwise negatively affect the liquidity of the trading market for the ordinary shares and ADSs. In addition, in the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could be costly and time consuming and divert management’s attention and resources. We are aware through publicly available information that U.S.-based law firms specializing in shareholder lawsuits have announced the commencement of “investigations” of our company following a decline in ADS trading price allegedly in connection with announcements about IXCHIQ in 2025. As of the date of this Annual Report, we have not received notice of any actual claims, but we cannot exclude the possibility of a lawsuit relating to these investigations or any others that may be announced.
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

Item 4. Information on the Company
A. History and Development of the Company
Our legal name is “Valneva SE”. We are a public company listed on the Nasdaq Global Select Market and Euronext Paris that was formed in 2013 through the merger of Intercell, an Austrian vaccine biotech company listed on the Vienna Stock Exchange, and Vivalis, a French biotech company listed on Euronext Paris. We were incorporated on March 24, 1999 as a limited liability company and converted into a European Company (Societas Europaea, or SE) on May 28, 2013. Our registered office is located at Îlot Saint Joseph Bureaux Convergence – 12T Quai Perrache – 69002 Lyon, France. We are registered at the Lyon Trade and Companies Registry under the number 422 497 560. Our telephone number at our principal executive offices is +33 2 28 07 37 10.
We have nine wholly owned subsidiaries—Valneva Austria GmbH, a limited liability company formed under the laws of Austria in 2013; Valneva Scotland Ltd., a private company limited by shares formed under the laws of Scotland in 2003; Valneva USA, Inc., a Delaware corporation formed in 1997; Vaccines Holdings Sweden AB, a private limited company formed under the laws of Sweden in 2014; Valneva Sweden AB, a private limited company formed under the laws of Sweden in 1992; Valneva Canada, Inc., a corporation formed under the laws of Canada in 2015; Valneva UK Ltd., a private company formed under the laws of England and Wales in 2015; Valneva France SAS, a société par actions simplifiée formed under the laws of France in 2019; and VBC 3 Errichtungs GmbH, a limited liability company formed under the laws of Austria that we acquired in 2023 in connection with the purchase of the office building we occupy in Vienna. Our agent for service of process in the United States is Valneva USA, Inc.
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
Our full capital expenditures in the years ended December 31, 2025, 2024, and 2023 totaled €2.7 million, €17.2 million, and €18.3 million respectively, primarily related to investments in our manufacturing facilities in Scotland and Sweden. We expect our capital expenditures in 2026 to be primarily financed from our existing cash and cash equivalents.
 B. Business Overview
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best-, or only-in-class vaccine solutions. We have a strong track record, having advanced multiple vaccines from early Research & Development (“R&D”) to approvals, and currently market three proprietary travel vaccines.
Revenues from our commercial business help fuel the continued advancement of our vaccine development pipeline. Our clinical portfolio is composed of highly differentiated vaccine candidates that are designed to provide preventative solutions for diseases with high unmet need. Our pipeline includes the only Lyme disease vaccine candidate (VLA15) in advanced clinical development, which we are developing in partnership with Pfizer, as well as the world’s most clinically advanced tetravalent Shigella vaccine candidate, under development in collaboration with LimmaTech Biologics AG (“LimmaTech”), and proprietary vaccine candidates against other global public health threats.
VLA15 is a Phase 3 vaccine candidate targeting Borrelia, the bacterium that causes Lyme disease, under development in collaboration with Pfizer, and it is the only vaccine candidate against Lyme disease currently undergoing late-stage clinical trials. Pfizer and Valneva are currently executing the Phase 3 field efficacy trial for VLA15 called VALOR (Vaccine Against Lyme for Outdoor Recreationists). Vaccinations were completed in July 2025. Participants were monitored for the occurrence of Lyme disease cases until the end of 2025. VLA15 targets the six most prevalent serotypes of Borrelia in the Northern Hemisphere. In the United States approximately 476,000 people are diagnosed with Lyme disease each year and in Europe at least a further 132,000 cases occur annually.
VLA1553 is a single-dose, live-attenuated vaccine against chikungunya, currently marketed outside the United States under the brand name IXCHIQ. The product continues to be evaluated in ongoing Phase 3/4 clinical trials, including post-marketing studies. It is currently approved for use in individuals 12 years of age and older in the European Union and Canada and in individuals 18 years to 59 years of age in the United Kingdom (“UK”) and Brazil. IXCHIQ received approval in the United States in November 2023; however, in January 2026, we voluntarily withdrew both the Biologics License Application (“BLA”) and the Investigational New Drug (“IND”) application for IXCHIQ. For additional details about decisions of regulatory agencies and changes to the IXCHIQ label since its initial licensure, please see the section on IXCHIQ in our “Our Commercial Portfolio”, further below in this Item 4B.
Shigella4V2 (S4V2) is a Phase 2 tetravalent bioconjugate vaccine candidate against shigellosis, a diarrheal infection caused by Shigella bacteria, under development in collaboration with LimmaTech. Shigellosis is the second leading cause of fatal diarrheal disease worldwide. It is estimated that up to 165 million cases of disease and an estimated 600,000 deaths are attributed to Shigella each year, particularly among children in Low and Middle Income Countries (“LMICs”). No approved Shigella vaccine is currently available outside of Russia or China, and the development of Shigella vaccines has been identified as a priority by the World Health Organization (“WHO”). In October 2024, the FDA granted Fast Track designation to S4V2, recognizing its potential to address a serious condition and fill an unmet medical need. Two clinical trials of S4V2 are ongoing: a Phase 2 infant safety and immunogenicity trial, and a Phase 2b Human Challenge Study (“CHIM”), sponsored by LimmaTech. Subject to positive results for both of these trials, we will assume responsibility for all further development of S4V2.
VLA1601 is a Phase 1 vaccine candidate targeting the Zika virus (“ZIKV”), a mosquito-borne viral disease whose transmission has been reported in 92 countries and territories and persists in several countries in the Americas and other endemic regions. There are no preventive vaccines or effective treatments available. As such, Zika remains a public health threat and is included in the FDA’s Tropical Disease Priority Review Voucher Program. VLA1601 was developed on the original manufacturing platform of our licensed Japanese encephalitis vaccine IXIARO, which was further optimized to develop our inactivated, adjuvanted COVID-19 vaccine VLA2001, the first COVID-19 vaccine to receive a standard marketing authorization in Europe. We reported positive Phase 1 results in November 2025 and will only consider further potential development steps for VLA1601 if concrete private and public funding opportunities materialize.
We commercialize a portfolio of proprietary and differentiated traveler vaccines, which is composed of IXIARO (also marketed as JESPECT in Australia and New Zealand), DUKORAL, and IXCHIQ. IXIARO is indicated for the prevention of Japanese encephalitis in travelers and military personnel. DUKORAL is indicated for the prevention of cholera and, in Canada, Switzerland, New Zealand, and Thailand, prevention of diarrhea caused by LT - Enterotoxigenic Escherichia coli, (“LT- ETEC”), the leading cause of travelers’ diarrhea. IXCHIQ is indicated for active immunization for the prevention of disease caused by chikungunya virus (“CHIKV”) and marketed in Europe, Canada, Brazil, and the United Kingdom. This indication is approved under accelerated approval based on anti-CHIKV neutralizing antibody levels and is subject to confirmatory Phase 4 trials. IXCHIQ received approval in the United States in November 2023; however, in January 2026, we voluntarily withdrew both the BLA and the IND, as further detailed in “Our Commercial Products” below.
We have a highly developed, nimble and sophisticated manufacturing infrastructure with facilities across Europe to meet our clinical and commercial needs, including BioSafety Level 3 (BSL-3) manufacturing and R&D facilities. We have assembled a team of experts with deep scientific, clinical and business expertise in biotechnology and specifically in vaccine development, manufacturing and commercialization. Our senior leadership team has extensive experience and demonstrated ability to move vaccines through the clinic and into successful commercialization. Members of our team have previously worked at industry leaders such as Novartis, Chiron, GlaxoSmithKline, Janssen and Daiichi Sankyo.
Our Pipeline

Our pipeline consists of assets at all stages of research & development. Our goal is to develop vaccine candidates that are first-, best-, or only-in-class and address unmet needs in infectious diseases. Our aim is to develop these assets for future commercialization either in-house or through and with partners.
Our advanced clinical pipeline and commercialized products are summarized below:
1.Indications differ by country. ETEC stands for Enterotoxigenic Escherichia coli (E. Coli) bacterium. 2 Controlled human infection model.

Our Strategy
Our strategy supports our vision to live in a world in which no one dies or suffers from a vaccine-preventable disease. Our strategy is based on an integrated business model that has allowed us to build a portfolio of differentiated clinical and pre-clinical assets as well as an established commercial business. We are focused on utilizing our proven and validated product development capabilities to rapidly advance vaccine candidates addressing unmet needs in infectious diseases towards regulatory approval, with the goal of delivering first-, best-, or only-in-class preventative solutions. We have entered into strategic partnerships with other well-established pharmaceutical companies to leverage their clinical and commercial capabilities to optimize the potential value of select assets. As we advance our late-stage portfolio, we also remain focused on investing in our research and development pipeline in order to develop our earlier-stage assets as well as identify new targets and indications where we believe we can make a significant difference.
In order to execute upon this strategy as an independent, financially sustainable company, we are pursuing the following strategic goals:
•Advance VLA15 for the prevention of Lyme disease in collaboration with Pfizer. We are awaiting results from the pivotal, placebo-controlled efficacy clinical trial, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)” in the first half of 2026, conducted by our partner Pfizer. Pfizer aims to submit a BLA to the FDA and an MAA to the EMA in 2026, subject to positive data. If VLA15 is approved, Pfizer will have sole responsibility for the vaccine’s manufacturing and commercialization, and we will be eligible to receive milestone and royalty payments.
•Drive commercial growth. We aim to maintain the trajectory of our established proprietary travel vaccines (IXIARO, DUKORAL) and unlock IXCHIQ’s value in the markets where the vaccine is and may in the future be approved. We expect to further expand global reach with new partnerships with a focus on generating cash to invest in innovative R&D.
•Progress our pipeline of clinical and pre-clinical programs and curate a rich portfolio of differentiated niche and large market opportunities. To become a leader in the development of prophylactic vaccines, we intend to continue progressing our vaccine candidates to fulfill unmet medical needs and identify additional disease targets with the potential to be effectively prevented by vaccines. This includes further strategic augmentation of our clinical pipeline in order to generate long-term shareholder value.
•Opportunistically pursue strategic collaborations to maximize full potential of our clinical and commercial portfolios. We intend to continue to selectively evaluate collaborations to leverage the clinical and commercial expertise of large pharmaceutical companies.
•Focus on stringent cost management. We will continue focusing on stringent cost management for optimal alignment of capital allocation and shareholder value creation.
•Maintain an attractive workplace by further strengthening our focus on sustainability agendas. As a member of the United Nations Global Compact, we intend to further deliver on our three pillars of responsible business commitments: Protecting Lives, Reaching People, and Preserving the Planet.
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
Despite the large and growing need for vaccines, many urgent medical needs remain unaddressed, including diseases for which we are developing vaccine candidates. Advancing vaccines for diseases that are theoretically preventable but still lack adequate immunization options remains a high priority for the research and development community.
There are a number of approaches to engineering vaccine candidates. Most vaccines in use today utilize one of the following technological principles:
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
•Inactivated vaccines. Inactivated vaccines use a version of the disease-causing virus or bacteria that has been killed with chemicals, heat or radiation so it cannot cause disease but can still train the immune system to recognize and fight the real infection later. Inactivated vaccines have a long history of use and are among the safest types of vaccine, with possibilities for use in special target populations, such as patients with weakened immune systems. We believe that the extensive knowledge and experience with the existing viral inactivation procedures for vaccine manufacture will continue to serve as a foundation of vaccinology for novel inactivated vaccines. Today millions of people are, and will be, protected worldwide with inactivated viral vaccines. Inactivated vaccines protect against diseases such as hepatitis A, flu, polio, and rabies. Our Japanese encephalitis vaccine IXIARO is an example of an inactivated vaccine.
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
Our deep expertise and capabilities across many of these approaches gives us the flexibility to follow our strategy of first targeting diseases that lack a preventative solution and then developing an efficacious and safe vaccine candidate based on our determination of the most effective technological approach.
In addition to the vaccine’s primary component, vaccines may contain adjuvants, which are used to improve the immune response to the vaccine, for example through producing more antibodies. Adjuvants used in human vaccines include alum (aluminium hydroxide) and others (e.g. CpG-1018, manufactured by Dynavax). Adjuvants have a proven safety record based on more than 60 years of use. Effective use of adjuvants requires expertise in vaccine formulation and development. We have utilized different adjuvants in a number of our vaccine candidates or licensed vaccines.
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
The different approaches to vaccine development cannot be universally applied to infectious diseases and be effective; instead, each approach must be targeted against a disease according to a compelling biological rationale. As such, development of vaccines are intensive and complicated processes that require evaluation of multiple modalities, endpoints and clinically meaningful data points. The efficacy and safety of vaccines are measured using multiple methodologies and approaches, although research and regulatory bodies often focus on the following measures:
•Immunogenicity — the ability of a foreign substance, such as an antigen, to provoke an immune response
•Seroconversion rates (“SCR”) — the proportion of subjects in a trial for whom a specific antibody develops and becomes detectable in blood
•Seroconversion — an antibody response capable of preventing infection
•Titer — a laboratory test that measures the presence and amount of antibodies in the blood
•Viremia — the presence of a virus in the blood
 Our Clinical Pipeline
Our current clinical programs are summarized in the below chart:

VLA15— Our vaccine candidate targeting Lyme disease
We are developing VLA15 as an investigational vaccine against Borrelia, the bacterium that causes Lyme disease. VLA15 is a recombinant protein vaccine candidate that targets six serotypes of Borrelia representing the most common serotypes found in North America and Europe. We reported results of three Phase 2 clinical trials of VLA15 in over 900 healthy adults and children, and the results demonstrated the generation of high titers of antibodies against all six serotypes. In August 2022, together with Pfizer, we initiated a Phase 3 clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)”, to investigate the efficacy, safety, and immunogenicity of VLA15 in participants five years of age and older in highly endemic regions in the North America and Europe. In December 2023, we and Pfizer announced that we completed recruitment for the study. 9,437 participants five years of age and older were enrolled to receive three doses of VLA15 or a saline placebo (1:1 ratio) within the first year, and one booster dose approximately one year after completion of the first three doses, as part of the primary immunization. In July 2024, we announced completion of the three-dose primary vaccination series and in July 2025, completion of booster vaccinations. Participants were monitored for the occurrence of Lyme disease cases until the end of 2025, and topline results are expected in the first half of 2026. Subject to positive data, Pfizer aims to submit a BLA to the FDA and a MAA to the EMA in 2026.
We announced our collaboration with Pfizer for late phase development and commercialization of VLA15 in April 2020 and received a $130 million upfront payment upon signing. We also received milestone payments of $10 million and $25 million from Pfizer following initiation of the Phase 2 and Phase 3 studies, respectively. In June 2022, the terms of this agreement were updated, and Pfizer invested €90.5 ($95) million in our company as part of an Equity Subscription Agreement. As per the updated terms, Pfizer will fund 60% of the remaining shared development costs. We will receive tiered royalties ranging from 14% to 22%, which will be complemented by up to $100 million in milestones payable to us based on cumulative sales. The remaining early commercialization milestones were unchanged, which total an aggregate of $143 million. See “Item 10.C—Material Contracts—Pfizer License Agreement” for more details.
Overview of Lyme disease
Lyme disease is a systemic infection caused by Borrelia bacteria transmitted to humans by infected Ixodes ticks. It is considered the most common vector-borne illness in the Northern Hemisphere. According to the U.S. Centers for Disease Control and Prevention, approximately 476,000 people in the United States are diagnosed with Lyme disease each year, and at least a further 132,000 cases occur in Europe. Research suggests that Lyme disease cases may nearly double by 2100 in the United States due to climate change. Although most patients recover from Lyme disease, 10-20% have persistent symptoms, which for some are chronic and disabling. Studies indicate that Lyme disease costs up to approximately $1.3 billion each year in direct medical costs in the United States alone. The global market for a Lyme disease vaccine is estimated to exceed $1 billion.
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
When diagnosed sufficiently early, Lyme disease can be successfully treated with a two-week to four-week course of oral antibiotics. However, given that the disease is often misdiagnosed in its early stages, patients often miss this therapeutic window. Additionally, chronic symptoms can commonly persist despite antibiotic treatment, a set of conditions referred to as Post-Treatment Lyme Disease Syndrome (“PTLDS”). There are no proven treatments for PTLDS, which often resolves over time but unfortunately may take many months. There is therefore a strong emphasis on prophylactic approaches to preventing the disease through behavior modification – avoiding areas where ticks are prevalent, wearing clothing which minimizes tick exposure, using insect repellants and physically removing ticks that have attached. However, even with education and behavior modification, Lyme disease remains a serious and prevalent disease in the regions where it is endemic.
VLA15 Approach
VLA15 provides a potential prophylactic solution to Lyme disease by generating antibodies that target the OspA protein on the surface of Borrelia, killing the bacteria before it can be transmitted from the infected tick to the human host. Third-party studies have shown that antibodies against OspA in the blood of an animal bitten by an infected tick are transmitted to the tick during feeding and kill the Borrelia in the tick’s gut before it can migrate to the tick’s salivary glands and be transmitted to the animal. VLA15 is a recombinant protein subunit vaccine that is designed to achieve this protective effect using a truncated form of the OspA protein to generate antibodies against the OspA protein through a process summarized in the table below.

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
VLA15-201 Clinical Trial and Results
Our first Phase 2 clinical trial, VLA15-201, was a randomized, observer-blind, placebo-controlled, multi-center Phase 2 clinical trial conducted in Belgium, Germany, and the United States, consisting of a “run-in phase” and a “main study phase.” In the run-in phase, a total of 120 participants aged 18-40 were randomized into one of four groups: a placebo group and three groups at different dosage levels of VLA15 with alum (90 µg, 135 µg, or 180 µg). The participants received intramuscular injections on Days 1, 29, and 57. Based on the elicited higher antibody responses across all serotypes observed from the run-in phase, we selected the two higher VLA15 dose levels to be evaluated in the main study phase. A total of 452 subjects aged 18-65 were randomized 2:2:1 to receive one of two VLA15 doses (135 µg or 180 µg) or placebo and received intramuscular injections on Days 1, 29, and 57. The primary endpoint for the trial was GMTs for IgG against each OspA serotype ST1 to ST6. Secondary endpoints examined SCR, geometric mean fold rise (“GMFR”), and occurrence of adverse events.
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
Unlike our previous trials, we also performed a Serum Bactericidal Assay (“SBA”), assessing the functional immune response against Lyme disease after vaccination with VLA15. Assays, such as SBAs, are commonly used to enable a potential prediction of vaccine efficacy via the measurement of vaccine-induced functional immune responses. Over the course of our trial, the SBAs demonstrated functionality of antibodies against all OspA serotypes.
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
In November 2025, we announced positive final immunogenicity and safety data from the VLA15-221 Phase 2 study. The results showed strong anamnestic immune response and favorable safety profile six months after a third booster dose (month 48) in all age groups. No safety concerns were observed by the independent Data Monitoring Committee (DMC) in any vaccination or age group during the trial. These results further validate the use of the three-dose vaccination schedule and a yearly booster dose, already included in the Phase 3 protocols.
Phase 3 Trial
In August 2022, together with Pfizer, we announced the initiation of a Phase 3 clinical trial, Vaccine Against Lyme for Outdoor Recreationists (VALOR), to investigate the efficacy, safety, and immunogenicity of VLA15.
The randomized, placebo-controlled, Phase 3 VALOR trial enrolled participants five years of age and older and was conducted in areas where Lyme disease is highly endemic, including Finland, Germany, the Netherlands, Poland, Sweden, Canada, and the United States.
As per the terms of our collaboration, we received a $25 million milestone payment from Pfizer following initiation of the Phase 3 trial. In February 2023, Pfizer, as the study sponsor, decided to discontinue a significant percentage of enrolled U.S. study participants following violations of Good Clinical Practice at certain clinical trial sites run by a third-party clinical trial site operator. The discontinuation of these participants was not due to any safety concerns with the investigational vaccine and was not prompted by a participant-reported adverse event. The trial continued with other sites not operated by the third party and new sites in North America and Canada. In December 2023, we and Pfizer announced that we completed recruitment for the trial. 9,437 participants (five years of age and older) were enrolled to receive, as part of the full primary series, three doses of VLA15 180 µg or a saline placebo (1:1 ratio) within the first year of vaccination, and one booster dose of VLA15 or saline placebo approximately one year after vaccination with the first three doses. In July 2024, we announced completion of the three-doses primary vaccination series and in July 2025, completion of the booster vaccinations to all trial participants. Participants were monitored for the occurrence of Lyme disease cases until the end of 2025. Results from the VALOR trial are expected in the first half of 2026, and Pfizer aims to submit a BLA to the FDA and an MAA to the EMA in 2026, subject to positive data.
VLA1553 / IXCHIQ—Our vaccine targeting the chikungunya virus
VLA1553 is a single-dose, live-attenuated vaccine candidate against CHIKV, marketed under the brand name IXCHIQ. It is approved for use in individuals 12 years of age and older in the European Union and Canada and in individuals 18 to 59 years of age in the UK and Brazil. IXCHIQ received approval in the United States in November 2023; however, in January 2026, we voluntarily withdrew both the BLA and IND application for IXCHIQ. For additional details about decisions of regulatory agencies and changes to the IXCHIQ label since its initial licensure, please see the section on IXCHIQ in our “Our Commercial Portfolio”, further below in this Item 4B.
There are currently no clinical studies involving IXCHIQ that are actively vaccinating participants, and we intend to move forward with our planned post-marketing clinical activities, subject to further discussions with relevant regulatory authorities.
We are continuing to monitor antibody persistence in a dedicated trial, VLA1553-303. We reported positive twelve, twenty-four, thirty-six, and forty-eight month antibody persistence data in December 2022, 2023, 2024, and September 2025, respectively, demonstrating a very high level of seroconversion, with 99%, 97%, 96%, and 95% of participants, respectively, highlighting the durability of protective CHIKV neutralizing antibodies following a single vaccination. We will continue to evaluate persistence in the VLA1553-303 trial for a period of ten years.
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
Reports of chikungunya infection grew rapidly and globally in 2025, with seven countries (Bangladesh, Cuba, China, Kenya, Madagascar, Somalia, and Sri Lanka) experiencing CHIKV outbreaks as well as locally-acquired cases of chikungunya reported for the first time as far as Paris, New York, and China. So far, Brazil has reported the highest number of chikungunya cases worldwide, with over one million cases between January 2019 and July 2024, followed by India with 370,000 cases during the same period.
The current standard of care to treat individuals who have become infected with chikungunya is the application of non-steroidal anti-inflammatory drugs to relieve symptoms. Apart from the availability of CHIKV vaccines such as IXCHIQ in certain countries, preventive measures in other territories rely on avoiding mosquito bites. Effective mosquito control has proven challenging, even in higher income countries.
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
The primary endpoint was safety and immunogenicity 28 days after a single vaccination with VLA1553. The trial met its primary endpoint, inducing protective CHIKV neutralizing antibody titers in 98.9% of participants 28 days after receiving a single shot. The seroconversion rate result of 98.9%, and specifically the lower bound of the 95% CI of 96.7%, exceeded the 70% threshold (for non-acceptance) agreed with the FDA. The excellent immunogenicity profile was maintained over time, with 96.3% of participants showing protective CHIKV neutralizing antibody titers six months after receiving a single vaccination. VLA1553 was highly immunogenic, with a GMT of approximately 3,362, confirming the immunogenicity profile seen in the Phase 1 clinical trial.
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
The VLA1553-302 trial met its primary endpoint, demonstrating that three consecutively manufactured vaccine lots elicited equivalent immune responses measured by neutralizing antibody titer GMT ratios on Day 29 after vaccination. The trial included 408 participants aged 18 to 45 and confirmed the excellent immunogenicity profile observed in the pivotal Phase 3 trial, VLA1553-301. All three lots were equally well tolerated, and the safety profile was consistent with results in VLA1553-301. The trial therefore confirmed clinical equivalence as well as manufacturing consistency of the three lots.
The lot-to-lot data were part of our submission to the FDA which we completed in December 2022.
VLA1553-303 Clinical Trial
In April 2021, we initiated an antibody persistence trial that will follow annually up to 375 subjects in the immunogenicity subset of the VLA1553-301 trial for a period of ten years after a single immunization with IXCHIQ. We reported positive twelve, twenty-four, thirty-six, and forty-eight month antibody persistence data in December 2022, 2023, 2024, and September 2025, respectively, with 99%, 97%, 96%, and 95% of participants, respectively, retaining neutralizing antibody titers above the seroresponse threshold of 150 after receiving a single vaccination. The antibody persistence was similar in older adults aged ≥65 years, who retained neutralizing antibody titers comparable to younger adults throughout the follow-up. No safety concerns were identified for the duration of the follow-up study, confirming the safety profile observed in previous studies.
VLA1553-321 Clinical Trial
In January 2022, we announced the initiation of a Phase 3 trial of VLA1553 in 754 adolescents 12 to 17 years of age. Conducted in Brazil by Institution Butantan and funded by CEPI, the VLA1553-321 trial is intended to support the label extension in this age group following the initial regulatory approval in adults from the FDA.
In November 2023, we reported positive Phase 3 immunogenicity and safety data showing that a single-dose vaccination with VLA1553 induced a robust immune response in adolescents, thereby confirming the excellent immunogenicity previously observed in adults. VLA1553 induced levels of protective antibody titers in 98.8% of participants 28 days after a single vaccination significantly exceeding the FDA’s requirement for study success of the lower bound of the 95% CI for seroresponse rate >70%. Additionally, VLA1553 was generally well tolerated in adolescents, irrespective of previous CHIKV infection, and showed a similar safety profile as reported in adults. In May 2024, we reported six-month data which confirmed the positive immunogenicity and safety data reported previously. A single-dose vaccination with VLA1553 induced a high, sustained immune response with a seroresponse rate of 99.1% (232 out of 234 participants) at Day 180 in an immunogenicity subset of individuals who were CHIKV negative at baseline. Additionally, the six-month data confirmed that a single dose of the vaccine was generally safe and well tolerated in adolescents receiving VLA1553, irrespective of previous infection with the chikungunya virus. Throughout the trial, an independent DSMB consistently assessed safety data and found no safety issues. The majority of solicited adverse events observed following VLA1553 administration were mild or moderate and resolved within three days post vaccination. In January 2025, we reported positive twelve-month Phase 3 data which showed a sustained seroresponse rate in 98.3% of adolescents one-year after single vaccination. These results support and strengthen the pivotal data previously reported for adolescents (12 to 17 years old) which supported filing for potential label extension to this age group. In December 2025, the twelve-month adolescent Phase 3 data were published in the peer-reviewed medical journal, The Lancet Infectious Diseases, in an article titled:

“Safety and immunogenicity of a live-attenuated chikungunya virus vaccine in adolescents: final results from a 12-month, double-blind, randomised, placebo-controlled, phase 3 trial in endemic areas of Brazil”.
VLA1553-221 Clinical Trial
In January 2024, we initiated a Phase 2 pediatric trial in children one to eleven years of age to evaluate the safety and immunogenicity of two different dose levels of IXCHIQ. The multicenter, prospective, randomized, observer-blinded Phase 2 clinical trial enrolled 304 healthy children at three trial sites in the Dominican Republic and Honduras. Following a safety run-in phase, participants were randomized to receive either a full dose formulation of the vaccine (120 participants), a half dose formulation (120 participants), or a control vaccine (60 participants). In January 2025, we announced positive results for VLA1553-221. The trial met its primary endpoint demonstrating that the vaccine was well tolerated by children one to eleven years of age regardless of the dose (half dose or full dose) or previous chikungunya infection (CHIKV), and, to a similar extent, to an active control MenACYW vaccine (Nimenrix). Overall, the safety profile was consistent with the profile observed in our pivotal Phase 3 trials in adults and adolescents. Our vaccine was highly immunogenic in both dose groups. A full dose of the vaccine exhibited a more robust immune response compared to a half dose by providing protective antibody titers already at Day 15 and Day 29 post-vaccination, confirming the excellent immunogenicity previously observed in adults and adolescents. The six-month and final twelve-month data, announced in June and December 2025, respectively, confirmed the previously-announced data. An independent DSMB rigorously monitored safety data throughout the trial and confirmed the absence of any safety concerns. The Phase 2 pediatric data support full dose selection for a future pivotal Phase 3 trial in children, which we are planning to initiate after gathering additional real-world experience in the adolescent population, in alignment with the regulatory authorities.
Pilot Vaccination Campaign in Brazil
In February 2026, we and Instituto Butantan announced the initiation of a Pilot Vaccination Strategy (PVS) in Brazil using our single-shot chikungunya vaccine, IXCHIQ. The vaccination campaign will serve as the basis for post-marketing commitment studies evaluating the effectiveness and safety of IXCHIQ in a real-world setting and generating real-world evidence in a large population.
The PVS, agreed between the Brazilian Ministry of Health (MoH) and Instituto Butantan, will be implemented in ten Brazilian municipalities strategically selected based on epidemiological and operational criteria in support of the PVS. In line with the current IXCHIQ label in Brazil, adults aged 18 to 59 will be invited to participate, with the objective of achieving 20% to 40% vaccine coverage within the target population. We, through our partner Instituto Butantan, donated up to 500,000 doses of IXCHIQ to the Brazilian MoH, for use in the program.
S4V2— The most advanced tetravalent Shigellosis vaccine candidate
In August 2024, we entered into a collaboration with LimmaTech Biologics AG for the development of S4V2, a tetravalent bioconjugate vaccine candidate against shigellosis, a diarrheal infection caused by Shigella bacteria.
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
At the time the collaboration was established, LimmaTech had already generated initial safety and immunogenicity data with its S4V2 candidate in adults and infants. Two Phase 2 clinical studies of S4V2, sponsored by LimmaTech Biologics AG, are ongoing. In November 2024, together with LimmaTech, we announced the launch of a parallel-group, randomized, double-blind, multicenter, placebo-controlled Phase 2b controlled human infection model (CHIM) study to assess the safety, immunogenicity, and preliminary efficacy in approximately 120 healthy Shigella-naïve participants aged 18 to 50 at three sites in the United States. Additionally, in April 2025, we announced the initiation of a Phase 2 infant safety and immunogenicity study in approximately 110 nine-month-old infants with the goal of identifying the best dose to be tested in a Phase 3 trial. First Phase 2 data are expected mid 2026, with a decision on subsequent development steps in the second half of 2026.
Subject to positive results and completion of both studies, we will become the IND holder and assume responsibility for all further product development, including CMC (chemistry, manufacturing, and controls) and regulatory activities, and be responsible for S4V2’s commercialization worldwide, if approved.
Our other clinical programs
VLA1601—Our Zika virus vaccine candidate currently on hold
Zika is a mosquito-borne viral disease caused by the Zika virus (ZIKV). It is the first and only flaviviral disease that was declared a public health emergency because of devastating birth defects following maternal infection. According to the WHO, there is scientific consensus that Zika virus is a cause of microcephaly and Guillain-Barré syndrome. The incidence of Zika significantly declined after its peak in 2016 due to high population level immunity in affected countries. However, Zika virus transmission persists in several countries in the Americas and in other endemic regions. According to the WHO, a total of 89 countries and territories have reported evidence of mosquito transmitted Zika virus infection to date; however, surveillance remains limited globally. There are no preventive vaccines or effective treatments available and, as such, Zika remains a public health threat and is included in the FDA’s Tropical Disease Priority Review Voucher Program.
VLA1601 is a highly purified inactivated, adjuvanted vaccine candidate against the Zika virus. It has been developed on the original manufacturing platform of our licensed Japanese encephalitis vaccine IXIARO, which was further optimized to develop our inactivated, adjuvanted COVID-19 vaccine VLA2001, the first one to receive a standard marketing authorization in the European Union. We had reported Phase 1 results from our first-generation Zika vaccine candidate in 2019, showing a favorable safety profile in all doses and schedules tested and immunogenicity in all treatment groups.
In March 2024, we initiated a Phase 1 clinical trial in the United States to investigate the safety and immunogenicity of our optimized vaccine candidate in approximately 150 participants aged 18 to 49. In November 2025, we reported positive Phase 1 results, showing that VLA1601 was generally safe, well tolerated, and immunogenic across all five treatment arms.
Despite the medical need, regulatory pathways and market opportunities for potential Zika vaccines remain uncertain. We will therefore only consider further potential development steps for VLA1601 if concrete private and public funding opportunities materialize.
VLA84—Our Clostridium difficile vaccine candidate put on hold - now out licensed
We developed VLA84, a vaccine candidate targeting the prevention of primary symptomatic Clostridium difficile infection, or CDI, a leading cause of life-threatening, healthcare-associated infections worldwide. VLA84 is designed to produce an immune response to neutralize the effects of C. difficile toxins A and B, considered to be largely responsible for CDI. We completed Phase 2 development of VLA84 in 2015, and all key objectives of the Phase 2 trial were met. Valneva was unable to secure a partnership for the asset at that time due to significant clinical setbacks and failures in other late-stage C. difficile development programs.
In March 2026, we entered into an exclusive license agreement for VLA84 with Elaris, an Austrian company founded by two former Valneva employees that is developing a next-generation vaccine for Clostridium difficile infection. The agreement includes two development-related milestone payments and several milestone payments in connection with regulatory approval and commercialization.
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
Our two most advanced pre-clinical assets against EBV and Enterotoxigenic Escherichia coli (ETEC) are presented below. Additionally, we have initiated pre-clinical work on vaccine candidates against different enteric diseases.
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
The selection of antigens that best neutralize infection of both epithelial cells and B cells was completed in 2023, and confirmatory preclinical research is ongoing.
Our vaccine candidate targeting Enterotoxigenic Escherichia Coli (ETEC)
We have started research work on a vaccine candidate against ETEC. Antigen selection is ongoing for the candidate, which we expect to be highly differentiated compared to other existing ETEC vaccine candidates.
ETEC is the most common cause of traveler’s diarrhea and a major cause of diarrhea in children in LMICs. There is currently no specific treatment or vaccine available against ETEC.
Our Commercial Portfolio
Our proprietary commercial portfolio is composed of three vaccines, our travel vaccines IXIARO/JESPECT, DUKORAL, and IXCHIQ. Our travel vaccines serve a wide range of potential travelers to countries where the diseases they prevent are endemic, from business and leisure travelers to government and military personnel traveling on behalf of their government. We also distribute certain third-party vaccines in countries where we operate our own marketing and sales infrastructure. Our commercial activities have generated meaningful revenues, which we have largely reinvested into our research and development capabilities in order to advance our clinical assets and drive future growth.
IXIARO—Our Japanese encephalitis vaccine

Japanese encephalitis background
Japanese encephalitis (JE) is a considerable public health problem for many Asian countries. Recent estimates for JE point to close to three billion people living in regions at risk for this mosquito-borne viral disease, with 67,900 being diagnosed annually. JE is transmitted to humans by mosquitos that have bitten an infected animal, and less than 1% of infected individuals develop the disease. Those that do develop the disease face a 20-30% mortality rate, and up to 50% of survivors have significant permanent neurological damage. Many individuals infected by JE develop symptoms within five to 15 days, usually starting as a flu-like illness with fever, chills, tiredness, headache, nausea, and vomiting. Confusion and agitation also occur in the early stage of JE. Later symptoms may include swelling around the brain and coma, which can result in death.
In 2023, over 32 million people traveled from Europe and North America to the countries where JE is endemic. Vaccination remains the single most important control measure against JE worldwide.
IXIARO Overview
IXIARO (or JESPECT in Australia and New Zealand), is an inactivated Vero cell culture-derived JE vaccine and is the only JE vaccine currently approved for use in the U.S., Canada, and the European Union. It is indicated for active immunization against Japanese encephalitis in adults, adolescents, children, and infants aged two months and older, and is a required vaccine for U.S. military personnel who are deployed to areas of risk for JE. The pediatric indication of IXIARO was granted orphan drug designation by the FDA.
IXIARO is administered intramuscularly in two parts, between seven and 28 days apart depending on the age of the recipient, and with the second dose completed at least a week prior to potential exposure to JEV. A booster shot may be given at least 11 months after completion of the primary immunization series if ongoing exposure or re-exposure to JEV is expected. IXIARO’s shelf life is currently 36 months.
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
Sales of IXIARO
IXIARO was first approved by the FDA and European Commission in 2009. Sales of IXIARO / JESPECT in 2025 were €98.4 million, of which 76.4% was generated directly through our own sales force. In January 2025, we announced the signing of a $32.80 million contract with the U.S. Department of Defense (DoD).

DUKORAL—Our vaccine against cholera and LT-ETEC
Cholera disease background
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
LT-ETEC disease background
Heat-labile toxin-producing enterotoxigenic E. coli (LT-ETEC) is the leading cause of travelers’ diarrhea and a major cause of diarrheal disease in lower-income countries. There are approximately 5-18 million reported cases of ETEC per year worldwide. ETEC is transmitted by food or water contaminated with animal or human feces. Infection by ETEC can cause profuse watery diarrhea and abdominal cramping. Illness develops one to three days after exposure and usually lasts three to four days. Most patients recover without any specific treatment other than rehydration.
DUKORAL Overview
DUKORAL is an oral vaccine containing four inactivated strains of the bacterium Vibrio cholerae serotype O1, and part of a toxin from one of these strains as active substances. DUKORAL is authorized for use in the European Union and Australia to protect against cholera and in Canada, Switzerland, New Zealand, and Thailand to protect against cholera and LT-ETEC. Originally licensed in Sweden by SBL Vaccines in 1991, and subsequently in the European Union in 2004 through a centralized procedure, followed by other international markets, the vaccine was acquired by us in 2015 from Janssen Pharmaceuticals as part of our strategic vision to extend our proprietary travel vaccine portfolio.

DUKORAL is intended for active immunization against cholera (and LT-ETEC diarrhea in certain jurisdictions) in adults and children from two years of age who will be visiting endemic/epidemic areas.
DUKORAL is administered orally after dissolving the product in a glass of water. Vaccination requires two doses given one to six weeks apart. In an efficacy trial done in Bangladesh in 89,596 adults and children aged two years and older, the efficacy of DUKORAL against cholera was 85% in the six months after the third dose and 57% in the second year after immunization. Protective efficacy declined over the three-year trial period. DUKORAL conferred 67% protection against episodes of diarrhea caused by LT-ETEC during the initial three months of follow-up but demonstrated no protection thereafter.
Sales of DUKORAL
DUKORAL was granted marketing authorization throughout the European Union in 2004, having previously been licensed in Sweden and Norway in 1991 through national licensure processes. DUKORAL was approved in Canada in 2003. Sales of DUKORAL in 2025 were €31.9 million of which 88.0% were generated directly through our own sales force.
IXCHIQ—Our Chikungunya Vaccine
Chikungunya disease background
Chikungunya is a mosquito-borne viral disease caused by the chikungunya virus, a Togaviridae virus, transmitted by Aedes mosquitoes. Infection leads to symptomatic disease in up to 97% of humans after four to seven days following the mosquito bite. While mortality with CHIKV is low, morbidity is high. Clinical symptoms include acute onset of fever, debilitating joint and muscle pain, headache, nausea, rash, and chronic arthralgia.
Chikungunya virus often causes sudden large outbreaks with high attack rates, affecting one-third to three-quarters of the population in areas where the virus is circulating. The high-risk areas of infection for travelers are places where chikungunya virus-carrying mosquitos are endemic, including the Americas, parts of Africa, and Southeast Asia, and the virus has spread to more than 110 countries. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas and the economic impact is considered to be significant. The medical and economic burden is expected to grow as the CHIKV primary mosquito vectors continue to spread geographically. Before IXCHIQ, there were no preventive vaccines or effective treatments available and, as such, the WHO has highlighted chikungunya as a major public health threat.
IXCHIQ Overview
IXCHIQ is a single-dose, live-attenuated vaccine licensed in the European Union, Canada, the UK, and Brazil.
IXCHIQ was the first licensed chikungunya vaccine available to address this unmet medical need in adults and the third vaccine we brought from early R&D to approval. It is indicated for the prevention of disease caused by chikungunya virus. We received marketing approval for IXCHIQ in the U.S., Canada, the European Union, the UK, and Brazil in November 2023, June 2024, July 2024, February 2025 and April 2025, respectively. IXCHIQ was granted label extensions in adolescents aged 12 to 17 in the European Union and Canada in April and August 2025, respectively. IXCHIQ is currently approved for use in individuals 12 years of age and older in the European Union and Canada and in individuals 18 years to 59 years of age in the United Kingdom (“UK”) and Brazil.
In the second quarter of 2025, we reported on changes to recommendations for use of IXCHIQ in the U.S., France, and the European Union based on reports of serious adverse events (SAEs), mainly in elderly people with several underlying medical conditions, during an outbreak vaccination campaign on the French island of La Reunion. In June 2025, the UK MHRA implemented a temporary suspension on the use of IXCHIQ in elderly adults and in February 2026 updated its recommendation for the use of IXCHIQ in the UK by including a restriction for individuals 60 years of age and older, for people with specified health conditions as well as timing of vaccination prior to travel. The MHRA confirmed that the benefit–risk profile of IXCHIQ remains favorable for individuals aged 18 to 59 years who are at risk of chikungunya infection and do not have the contraindicated underlying medical conditions. In August 2025, the FDA suspended the license for IXCHIQ in connection with additional SAEs, and in January 2026, we decided to voluntarily withdraw the BLA and IND application for IXCHIQ in the U.S. We had been awaiting further information with respect to our formal response to the vaccine license suspension and were informed in January 2026 of the FDA’s decision to place the IND on clinical hold pending an investigation of a newly reported SAE in a patient who had received three concomitant vaccines, including IXCHIQ. For further information on our interactions with regulatory agencies concerning IXCHIQ, see Item 3D of this Annual Report.
Valneva is committed to upholding the highest safety standards, and we continue to engage proactively with health authorities in all territories where IXCHIQ is licensed, including the European Union, Canada, the UK, and Brazil. While we have focused on marketing IXCHIQ for travelers to regions where the virus is endemic, such as tropical and subtropical areas in Asia, Africa, and the Americas, and persons for whom vaccination is medically justified based on risk in accordance with the approved label and vaccination guidance, we continue to believe that IXCHIQ’s benefit-risk profile also remains favorable for people living in the endemic and outbreak settings, where IXCHIQ may be uniquely positioned as a highly durable single-shot vaccine. A pilot vaccination campaign with IXCHIQ, agreed between the Brazilian MoH and Instituto Butantan, is currently being implemented in ten Brazilian municipalities with the objective of achieving 20% to 40% vaccine coverage within the target population (adults aged 18 to 59). This pilot vaccination program will serve as the basis for post-marketing commitment studies evaluating the effectiveness and safety of IXCHIQ in a real-world setting.
Sales of IXCHIQ

Our commercial teams launched the vaccine in the U.S., Canada, and France in March, October and November 2024, respectively. Considering IXCHIQ was the first vaccine worldwide against this unmet need, we focused in 2024 on raising awareness on the disease, shaping the market, and booking first sales. IXCHIQ sales were €3.7 million in 2024 and increased to €8.4 million in 2025. In 2025, IXCHIQ sales benefited from the launch of the vaccine in several European countries, including the supply of vaccine doses to combat a major chikungunya outbreak on the French island of La Réunion. This growth was partly offset by the temporary restrictions and U.S. license suspension.
Third-party Vaccines
In the past, we have distributed select third-party vaccines in countries where we operate our own marketing and sales infrastructure. In June 2020, we entered into a distribution agreement with Bavarian Nordic to commercialize their rabies and tick-borne encephalitis vaccines, leveraging our commercial infrastructure in Canada, the United Kingdom, France, and Austria during the COVID-19 pandemic. Our agreements to distribute Bavarian Nordic’s rabies vaccine in Canada and the United Kingdom terminated on December 31, 2024, and the remaining distribution agreements concluded on December 31, 2025.
In September 2022, we also announced a partnership with VBI Vaccines for the marketing and distribution of their Hepatitis B vaccine, PreHevbri, in select European markets. This contract ended in 2024 following VBI’s voluntary withdrawal of PreHevbri from the market amid insolvency proceedings.
We will continue to distribute Kamada Pharmaceuticals rabies vaccine (KamRAB) in Canada in 2026, which is now our only remaining third‑party distribution contract. In 2025, our third-party sales were €19.2 million compared to €33.2 million in 2024. As previously announced, we do not expect to enter into new significant third-party sales contracts and anticipate that third-party sales will continue to wind down in 2026.
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
Given the large population in the Japanese encephalitis endemic region, consisting of over 3 billion people, and the inclusion of the Japanese encephalitis vaccine in many national immunization programs, the competitive landscape in the endemic region is more crowded. Many of the first generation, locally manufactured mouse-brain derived vaccines have been phased out over the past 5-10 years, making way for the introduction of second-generation technologies. This includes companies such as Biken and Kaketsuken (Japan), both with inactivated vero-cell based vaccines, Chengdu (China and GAVI/UNICEF markets) with a live-attenuated vaccine, and Sanofi’s live-attenuated chimeric vaccine, IMOJEV (Australia/some Asian territories). None of these vaccines are currently approved for sale in the European Union, Canada or the United States. Therefore, there is currently no direct competitor to IXIARO in those markets, which represented over 83% of total IXIARO revenues in 2024.
The only country where our Japanese encephalitis vaccine currently faces direct competition is Australia, where it splits market share with the IMOJEV vaccine, originally manufactured by Sanofi and now owned by Substipharm, a French company. This acquisition may result in future competition for IXIARO in travel markets.
DUKORAL Competition
DUKORAL has historically been the only vaccine licensed and marketed to travelers within the European Union, Canada, and Australia against cholera and, in certain countries including Canada, Switzerland, and New Zealand, ETEC. Canada, the Nordic countries, and Australia accounted for approximately 82% of DUKORAL sales in 2025, with Canada alone representing over 58%. DUKORAL is also registered in several endemic countries, and is on the WHO’s list of prequalified vaccines, meaning it has been assessed as safe and effective.

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
An indication for LT-ETEC diarrhea in Canada, in conjunction with educational and promotional efforts, has resulted in higher penetration rates of DUKORAL in this market.
Another cholera vaccine, Vaxchora, received FDA approval in the United States in 2016. The clinical trial attempting to demonstrate the vaccine’s protection against ETEC was not successful in the Phase 1 clinical trial. Vaxchora was approved by the European Commission in April 2020 for protection against cholera only.
IXCHIQ Competition
Vimkunya, a virus-like particle based chikungunya vaccine was licensed both in the U.S. and Europe in February 2025. Given the regulatory actions involving IXCHIQ and a generally unfavorable perception on vaccination against chikungunya, we have seen a continuous loss of market share in travelers markets where we distribute IXCHIQ. In endemic countries, such as Brazil, where IXCHIQ obtained marketing approval in April 2025, we see a commercial opportunity given IXCHIQ’s single dose profile and long‑lasting protection. There are additional vaccines in development which could enter certain markets in the coming years.
Competition related to our product pipeline
Lyme disease
We are aware of companies developing mRNA vaccines such as Moderna, therapeutic antibiotic drug candidates such as Ixodes, or antibody-mediated treatment such as Takeda Pharmaceuticals, Tonix Pharmaceuticals, Inovio Pharmaceuticals, Tarsus, and Euroimmun. However, their programs are in pre-clinical and/or Phase 1/2 clinical stage. Other companies such as GlaxoSmithKline, Sanofi, and Baxter had clinical programs against Lyme disease. LYMErix, from GSK, achieved approval in the U.S. and was later taken out of the market due to lack of market access and potential safety concerns, although it was later proven to be safe by a FDA advisory committee. Sanofi and Baxter were not successful and stopped their programs before requesting a marketing authorization.
Shigellosis
No approved Shigella vaccine is currently available outside of Russia or China, where two vaccines exist for limited (primarily military) use, neither of which are tetravalent. Through our exclusive partnership with LimmaTech Biologics AG, we are currently developing the world’s most clinically advanced tetravalent Shigella vaccine candidate (Phase 2). Our candidate includes the four most prevalent Shigella species/serotypes which we believe is a strong advantage compared to competition. We are aware of a Phase 3 Shigella vaccine candidate developed by Beijing Zhifei Lvzhu but it is bivalent. Two other trivalent vaccine candidates developed by Institut Pasteur and GVGH are also in Phase 2. An additional five shigella vaccine candidates, including four oral ones, are in Phase 1.
Sales and Marketing
We have a specialist commercial capability comprising approximately 60 employees for the distribution of our travel vaccines, IXCHIQ, IXIARO, and DUKORAL, and third-party vaccines.
We have established our own commercial operations in certain travel vaccine markets including the United States, Canada, the United Kingdom, Sweden, France, Austria, Norway, Denmark, Finland, Belgium, and the Netherlands. We commercialize our own and third-party vaccine brands to both private and government customers, including the U.S. military. In other markets, we have entered into marketing and distribution agreements with companies that specialize in the promotion of travel brands and/or for which there is a strategic fit with their product portfolio. Examples of such distribution partnerships include Germany (CSL Seqirus), Eastern Europe (IMED), Israel (Kamada), and Australia and New Zealand (CSL Seqirus).
Commercial Operations in Key Markets
We manage nearly all of our global product sales revenues through our own commercial operations. Local operations include expertise in Sales, Marketing, Medical Affairs, business support functions, and General Management.
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
We have leveraged our commercial organization to distribute third-party products. We entered into a partnership with Seqirus in 2016 to commercialize two differentiated flu vaccines in Austria. We also entered into a marketing and distribution partnership with Kamada in 2018 to commercialize their Rabies immunoglobulin in Canada and with Bavarian Nordic in 2020 to commercialize their Rabipur and Encepur brands in Austria, the UK, France, Belgium, the Netherlands, and Canada. In September 2022, we announced a marketing and distribution agreement with VBI Vaccines Inc. to commercialize their Hepatitis B vaccine PreHevbri in the United Kingdom, Sweden, Norway, Denmark, Finland, Belgium, and the Netherlands which ended in 2024. Our distribution agreements with VBI Vaccines and Seqirus ended in 2024 while our distribution agreement with Bavarian Nordic ended at the end of 2025; for further information, please see Item 10C.
Manufacturing
Manufacturing of vaccines is considered one of the most complex pharmaceutical manufacturing operations. It can take between six to 36 months to produce, package, and deliver high quality vaccines to those who need them. The process includes testing each batch of vaccine at every step of its journey, and repeat quality control of batches by different authorities around the world.
Our manufacturing base provides a long-term and sustainable industrial network to supply clinical trial material and commercial products based on objectives for delivery schedule, costs, flexibility, and quality.
We operate three manufacturing sites augmented by contract manufacturing partners. Our manufacturing network has been operating and producing licensed vaccines for more than ten years. We have a highly experienced management team and workforce operating our production network. We have the expertise and capability to produce most types of viral or bacterial vaccines.
Livingston (Edinburgh), Scotland, UK
We own two adjacent manufacturing facilities at our site in Livingston, Scotland, both operating under a Manufacturer’s License issued by the MHRA. The first facility (Manson) comprises 3,547 square meters, and the second facility (Almeida), added in August 2020, covers approximately 6,500 square meters. The site supports multi‑product manufacturing and serves as our viral vaccine center of excellence, employing approximately 140 staff. The Livingston site operates different, dedicated production units which we have used for IXIARO, IXCHIQ and various other viral vaccine clinical trial material manufacturing.
The site expansion and construction of Almeida was part of our COVID‑19 vaccine program in 2020. Following the decline in order volumes from EU Member States, we ceased manufacturing our COVID‑19 vaccine and subsequently decided to consolidate all manufacturing over time into Almeida. The transfer of IXIARO and IXCHIQ production from Manson to Almeida, along with the associated regulatory approval processes, is currently underway.
Solna (Stockholm), Sweden
Our Solna facility can operate on a multi-product basis and comprises approximately 11,000 square meters. The site is qualified to meet required standards of several regulatory bodies including the competent Swedish authorities, Health Canada, and TGA. Our Solna site has a heritage and history from more than 100 years in vaccines operations. It is currently our center of excellence for fill-finish operations. As part of our COVID-19 activities, we expanded our fill-finish capacity by fitting out a nearby site for formulation, filling, and packaging and have now transferred our manufacturing activities to this new site. With around 130 current employees, the site operates as a dedicated and integrated production unit for DUKORAL. In 2023, as part of a review of our global R&D strategy, we took the decision to divest our Clinical Trial Manufacturing (CTM) unit to NorthX Biologics. Our Solna site is operated on a long-term lease under a Manufacturers License from MPA.
Vienna, Austria
Our facility in Vienna includes a dedicated Quality unit for Quality control (in vitro and in vivo) and Quality Assurance. This unit covers both proprietary and third party products. As such, this facility is registered with the FDA and operates under respective licenses from the Austrian Agency for Health and Food Safety. In Vienna, where we have centralized our product development capabilities we also have a GMP technical development unit that establishes our new vaccines prior to the final industrialization stage. The management of all contract manufacturing partners is managed by a dedicated external manufacturing unit based in Vienna.
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
•defending, and if needed, enforcing our property rights in selected jurisdictions; and
•identifying, reviewing and monitoring third party patent rights and challenging, invalidating and/or in-licensing such rights where applicable, in order to establish and ensure the unrestricted use and operation of our products, product candidates, and technologies, in those jurisdictions where we have business interests.
Patents and patent applications
We consider protecting technologies and products through patents and patent applications essential to the success of our businesses.
As of December 31, 2025, we had a portfolio of 495 issued patents, including 86 granted with effect in Germany, France, the United Kingdom, Spain, and Italy, 47 issued in the United States, and 104 pending patent applications, including 16 pending in Europe and 3 pending international (or PCT) patent applications.
In countries where we seek legal protection through patents, the duration of legal protection for a particular product, method or use, is generally 20 years from the filing date. This protection may be extended in some countries, particularly in the European Union, China, Japan, South Korea, Australia, Canada and the United States. The protection, which may also vary by country, depends on the type of patent and its scope. In most industrialized countries, any new active substance, formulation, indication, use or manufacturing process may be legally protected. We conduct ongoing checks to protect our inventions and to act against any infringement of our patents.
IXIARO
In regards to our Japanese encephalitis marketed vaccine, IXIARO, as of December 31, 2025, we own a patent family that includes 5 issued U.S. patents (9,884,115, 9,895,437, 9,913,898, 10,668,146, and 11,110,170) with claims covering the aqueous composition of IXIARO and methods for preparing IXIARO, and 1 pending U.S. patent application. This patent family also includes 3 granted European patents directed to compositions comprising IXIARO and/or methods for preparing IXIARO, and one pending European patent application. One of the granted European patents EP3’269’386 directed to a method for preparing an aqueous composition comprising aluminium, a reactive compound and a protein, was opposed at the EPO in June 2023 and upheld with amended claims as confirmed in an interlocutory decision of December 19, 2025. This decision is open to appeal. A second of the granted European patents EP3’785’730 directed to an aqueous composition comprising aluminium, a reactive compound, and a protein, was opposed at the EPO in January 2025. This patent was limited to bacterial proteins in the opposition proceeding and thus does not cover IXIARO anymore. Patent applications, if issued, and patents in this family are expected to expire in 2032, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own a pending U.S. and European patent application with claims covering the manufacturing processes of IXIARO and potentially other vaccines. Patent applications, if issued, are expected to expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We further own a pending U.S., Canadian, and a European patent application with claims covering a particular use of the IXIARO formulation and potentially other vaccines. Patent applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
DUKORAL
In regards to our DUKORAL product, as of December 31, 2025, we own a pending U.S., Canadian, and European patent application with claims directed to stable pharmaceutical compositions covering a currently non-commercialized formulation of DUKORAL and methods of use thereof, and patent applications or applications relating to these applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees. Patents covering the composition of matter of DUKORAL are expired.
IXCHIQ
In regards to our chikungunya vaccine IXCHIQ and the VLA1553 vaccine candidate, as of December 31, 2025, we own 2 patent families that include 4 granted U.S. patents and 2 granted European patents with claims covering methods of preparing and methods of purifying VLA1553, and 1 pending European patent application. Patent applications, if issued, and patents in this family are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own a patent family with claims directed to pharmaceutical compositions of VLA1553 that includes 3 U.S. patents, 1 Brazilian, 1 Chinese, 2 Japanese, 1 Korean, Mexican, 2 Malay, 2 New Zealander, 1 Taiwanese, 1 Singaporean, and 1 Vietnamese patents and over 10 pending patent applications in such jurisdictions as the U.S., Europe, Australia, Brazil, Canada, China, India, Japan, Colombia, Argentina, Thailand, Panama, Indonesia, and Mexico. Patent applications, if issued, in this family are expected to expire in 2038, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
As of December 31, 2025, we also own two patent families with claims covering formulations, secondary uses, and manufacturing processes of VLA1553. Each of these families were nationalized in 17 jurisdictions, and all are still pending except in South Africa and Israel. Patent applications, if issued, are expected to expire in 2040, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also own four patent families with claims directed to the administration of VLA1553 in immunocompromised subjects, and three patent families directed to particular formulations and combination uses. As of December 31, 2025, these patent families of different uses and combinations are either in the priority year or recently filed as an international patent application or nationalized in Canada, Europe, and the U.S. Patent applications if issued, are expected to expire in 2044 or 2045 or 2046, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
Lyme disease vaccine candidate
In regards to our Borrelia vaccine candidate VLA15 which is currently licensed to Pfizer, as of December 31, 2025, we own a patent family which includes 8 issued U.S. patents, 1 pending U.S. patent application, and 2 European patents that are validated, one in 38 of the European Patent Convention member states and the other in 12 of those member states and one pending European patent application, as well as 33 foreign patents and 1 patent application with claims covering the composition of matter of VLA15. We further own a second patent family which includes 3 issued U.S. patents and 2 granted European patents that are validated, one in 38 of the European Patent Convention member states and the other in 28 of those member states as well as 24 foreign patents and 2 patent applications with claims covering the composition of matter of VLA15. Patent applications, if issued, and patents in these families are expected to expire in 2033 and 2035, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We also own a patent family with claims directed to immunogenic polypeptides with C-terminus domains of OspA to induce a protective immune response that includes 2 U.S. and 1 European patent validated as a Unitary patent, 1 UK patent, 1 Spanish patent, 1 Hong Kong patent, and one patent application pending in the Canada. Patent applications, if issued, in this family are expected to expire in 2038, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
As of December 31, 2025, we also own two patent families with claims directed to compositions comprising OspA fusion proteins including uses thereof and to improved methods for producing a vaccine. Both families were nationalized in Europe, the U.S., and Canada in 2022. Patent applications claiming priority to these patent applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We further co-own with a third party a patent family which includes pending patent applications in Europe, the U.S., and 13 further foreign jurisdictions of which one foreign patent is granted. Patent applications claiming priority to these patent applications, if issued, are expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We further own four U.S. patents and a European patent directed to an aqueous composition comprising aluminium, a reactive compound, and a protein and methods of production thereto. The European patent was opposed at the EPO in January 2025. Patent applications, if issued, and patents in this family are expected to expire in 2032, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
Shigella vaccine candidate
In regards to our Shigella vaccine VLA2401, as of December 31, 2025, our in-licensed 12 patent families of which most are related to a bioconjugation technology using mutated PglB oligosaccharyltransferases and its uses to produce vaccine candidates including vaccine candidate VLA2401. The latest of these patents, which relates to an immunogenic composition of VLA2401, if maintained, is expected to expire in 2041, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
Zika vaccine candidate
In regards to our Zika vaccine candidate VLA1601, as of December 31, 2025, we own a patent family that includes 5 issued U.S. patents with claims covering the aqueous composition of VLA1601 and methods for preparing VLA1601, and one pending U.S. patent application. This patent family also includes 3 granted European patents with claims directed to compositions comprising VLA1601 and/or methods for preparing VLA1601, and 1 pending European patent application. One of the granted European patents EP3’269’386, directed to a method for preparing an aqueous composition comprising aluminium, a reactive compound, and a protein, was opposed at the EPO in June 2023 and upheld with amended claims as confirmed in interlocutory decision of December 19, 2025. This decision is open to appeal. A second of the granted European patents EP3’785’730 directed to an aqueous composition comprising aluminium, a reactive compound, and a protein, was opposed at the EPO on January 2025. This patent was limited to bacterial proteins in the opposition proceeding and thus does not cover IXIARO anymore. Patent applications, if issued, and patents in this family are expected to expire in 2032, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
Furthermore, we own a patent family with 5 granted U.S. patents with claims covering the formulation of VLA1601, 1 pending U.S. patent application, 1 granted European patent validated in 30 countries, 1 pending European patent application, 7 further foreign patents, and 10 further pending foreign patent applications. The granted European patent directed to a Zika virus vaccine was opposed at the EPO in November 2023 and upheld with amended claims as confirmed in interlocutory decision of November 14, 2025. This decision is open to appeal. Patent applications, if issued, and patents in this family are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees. A third party has filed an Inter Partes Review Proceeding against one of the U.S. patents, for which the U.S. Patent Trial and Appeal Board has now issued a decision denying Institution after we withdrew some of the claims. We have filed an Inter Partes Review Proceeding against one of the U.S. patents of said third party, for which the third party has limited the claims. The U.S. Patent Trial and Appeal Board has issued a decision to institute inter partes review on all claims not already statutorily disclaimed whereupon the parties have filed a joint motion to terminate without a settlement agreement. The U.S. Patent Trial and Appeal Board has therefore issued a decision to terminate the proceeding.
We also own two patent families that include 4 granted U.S. patents with claims covering methods of preparing and methods of purifying VLA1601, and 2 granted Europeans. Patents in these families are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
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
We also own a patent family with claims directed to a second generation Zika vaccine including VLA1601. As of December 31, 2025, this patent family is still in the international patent application phase. Patent applications if issued, are expected to expire in 2044, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
Clostridium difficile candidate
In regards to our C. difficile candidate VLA84, as of December 31, 2025, we own a patent family with 6 granted U.S. patents with claims covering the composition of matter of VLA84 and methods of use thereof, 1 pending U.S. patent application, and 20 granted foreign patents in such jurisdictions as Australia, China, Brazil, Canada, Hong Kong, India, Korea, Mexico, South Africa, and Japan. This patent family also includes two granted European patents of which one was validated in 38 member states and that has been opposed and is now maintained by the European patent in amended form, which still covers VLA84. The second European patent has not been opposed and is validated in 9 member states, and a third European patent application is pending. Patent applications, if issued, and patents in this family are expected to expire in 2031, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
We also filed an opposition against two European patents owned by a third party that has claims that might cover VLA84. The European Patent Office revoked both of these patents in opposition proceedings and after the patentee withdrew both appeals, the proceedings were canceled without substantive decisions.
We filed also a further opposition against a European patent that has claims that might cover VLA84 in July of 2024. The European patent office has revoked the patent in the meantime.
EB66 cell platform
We obtained several patents covering (i) the establishment of embryonic derived cell lines, (ii) their use for the production of biologicals including their use in virus replication and virus production, and (iii) in some jurisdictions the cell line per se. The latest of these patents and patent applications, if issued, and patents in these families are expected to expire in 2036, without giving effect to any potential patent term extensions and patent term adjustments and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
Other protection mechanisms
Our core technologies, products, and many of our projects for the development of products candidates depend upon the knowledge, experience, and skills of our scientific and technical personnel. In order to protect our trade secrets, proprietary know-how, and technologies, we generally require all employees, contractors, advisors, and collaborators to enter into confidentiality agreements. These agreements prohibit the disclosure of our confidential information. Agreements with employees and consultants also require disclosure and assignment to us of any ideas, developments, discoveries, and inventions. Furthermore, we have a number of identified trade secrets in our manufacturing processes which are particularly marked and handled by us, our subcontractors, and our sublicensees.
The expiration of a patent for a product may result in significant competition, due to the emergence of biosimilar or similar products, and in a substantial reduction of product sales which benefited from patent protection. However, the vaccine field is largely protected from direct substitutions, as regulatory and manufacturing complexity has for now blocked the pathway in developed markets for vaccine biosimilars. However, this is not the case regarding similar products relying on a full or abbreviated regulatory approval process and this situation may also change in the future, thus opening a pathway to biosimilars. Nevertheless, in many cases, we may still continue to reap commercial benefits from our product manufacturing secrets, even when the patents for such product have expired.
Trademarks
The trademark rights we hold are national, international, and European-wide in scope. The rights are generally granted for a period of ten years and are indefinitely renewable, although in some cases, their validity is contingent on the trademark’s continued use in the particular jurisdiction. We hold the title to the names of the products used and those associated therewith.
Our trademarks benefit primarily from protection for pharmaceutical products included in Class 5 and for services in Class 42 of the International Classification of Products and Services.
Our company name, key products, technologies and product candidates, namely VALNEVA, IXIARO, JESPECT, DUKORAL, IXCHIQ, and EB66, and the number of trademarks related to these products and our company held by us on December 31, 2025 are shown in the table below.

TRADEMARKS – NUMBER OF REGISTRATIONS

Trademarks	Number of registrations or applications
Valneva, Valneva logos	87
IXIARO, IXIARO logo	136
JESPECT	19
DUKORAL	60
IXCHIQ	63
EB66	11
CHIK-A-WHAT	3
We also hold registrations for our different entities’ names, as well as the slogan and logo which constitute our graphic charter. We defend our trademark rights by filing a notice of opposition against applications for identical or similar trademarks, and initiates, if such is the case, legal actions to have its rights recognized.
VALNEVA trademark
Valneva SE and the company KRKA, tovarna zdravil, d.d., Novo Mesto (KRKA) signed a co-existence agreement on January 20, 2014, with respect to KRKA’s earlier trademark DALNEVA covering goods of Class 5. We agreed on restricting the specification of goods for the trademark Valneva, by adding the limitation “none of the afore-mentioned goods for the treatment of cardiovascular diseases” to the European Union Trademark (EUTM) application No. 011441268, and to any future applications.
Moreover, we also filed a notice of opposition before the European Union Intellectual Property Office (EUIPO) against the trademark application VALNECOR (application No. 13.519889) of the Company Vetpharma Animal Health SL, for Class 5, invoking Articles 8(1)b and 8(4) of the Regulation (EC) No. 207/2009 on the Community trademark (EUTMR – as amended). On February 19, 2016, the Opposition Division of the EUIPO decided in our favor and upheld the opposition (No. B 2508755) for all the contested goods in Class 5.
A letter of undertakings effective as of July 25, 2016 has been signed by VALNÉVA, a French Simplified Joint Stock company (SASU), and Valneva SE, in order to:
•acknowledge our prior rights; and
•record VALNÉVA’s undertaking never to contest or challenge the Company name and the trademarks Valneva – registered or filed – for any goods and services.
VALNÉVA SASU further agreed not to use the name VALNÉVA for scientific R&D in the fields of medicine, antibodies and vaccines.
We and Boehringer Ingelheim International GmbH also signed a prior rights agreement on July 28, 2016. Pursuant to this agreement, we undertake not to use the trademark Valneva as a product name or part of a product name for the identification of specific products, but only to identify the manufacturer of the product (“house mark” or “manufacturers brand”). We also undertake to limit the registration of the mark “Valneva” in Class 5 to the “Pharmaceutical products for human and veterinary use, namely vaccines and antibodies and fragments thereof, blood serum, adjuvants for medical or veterinary use”, only if so specifically requested by Boehringer Ingelheim.

We filed a notice of opposition before EUIPO against the trademark application VALNOBI No.17579525 made in Class 5 in the name of Bayer AG. On February 4, 2019, the Opposition Division of the EUIPO decided in our favor and upheld the opposition (No. B 3047941) for all the contested goods in Class 5.
We filed notices of opposition against the EU trademark application VALNEVA No. 017895207 and the Austrian trademark application VALNEVA No. 295810. The Austrian trademark application was withdrawn and the EU trademark application was rejected to a large part of the contested goods and services, and in particular to all of the goods in Class 5.
IXIARO trademark
On October 30, 2015, Valneva Austria GmbH acquired from GSK (GlaxoSmithKline Biologics SA, GlaxoSmithKline GmbH and CO.KG) the trademark IXIARO and the related trademarks and domain names, for all jurisdictions. No co-existence or prior rights agreements exist for the trademark IXIARO.
OxARO vs. IXIARO
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
DUKORAL trademark
Various prior rights agreements related to the trademark DUKORAL were executed in the years 1996 to 2002. A further prior rights and delimitation agreement between Crucell Sweden AB, now Valneva Sweden AB, and Berlin-Chemie AG was signed on June 29, 2012. For mutual settlement of the opposition filed by then Crucell Sweden AB, Berlin Chemie AG undertakes not to derive any rights from the registration and use of their German trademark DUCORA against the Community Trademark registration of DUKORAL, and to tolerate new applications and modifications of the prior DUKORAL trademark, provided that Crucell Sweden AB shall not apply for the trademark DUCORA. Berlin-Chemie AG restricted the goods and services of their German registration of DUCORA. Crucell agreed to the registration or use of German trademark DUCORA under the conditions specified and to withdraw the opposition. Since this agreement is effective worldwide, the party who possesses prior rights in any country agrees to consent to the registration or use of the other party’s respective mark under the same conditions as mentioned in this agreement.
Domain names
On December 31, 2025, we held 218 domain names (reserved or in the process of being reserved).
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
While the UK’s regulatory framework for clinical trials was historically based on the Medicines for Human Use (Clinical Trials) Regulations 2004, which implemented the former EU Clinical Trials Directive, this has been significantly reformed by the Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2024. The new legislation, which was adopted in April 2025, modernizes the UK's approach to make it a more attractive location for research, and includes key features such as: (i) a risk-proportionate approach, including a notification scheme for lower-risk trials; (ii) a combined review process integrating ethics committee and regulatory approvals into a single, streamlined pathway; (iii) enhanced transparency requirements mandating registration of clinical trials in a public registry and publication of trial results within 12 months of trial completion (with scope for deferrals in certain circumstances); (iv) greater flexibility to support innovation in clinical trial design; and (v) measures to promote patient and public involvement. The amendments will become applicable on April 28, 2026 following a one-year transition period.
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
The MHRA has also introduced changes to national marketing authorization procedures. This includes introduction of procedures to prioritize access to new medicines that will benefit patients, including a 150-day assessment route, and rolling review procedure. Since January 1, 2024, the MHRA may rely on the International Recognition Procedure, or IRP, when reviewing certain types of marketing authorization applications. This procedure is available for applicants for marketing authorization who have already received an authorization for the same product from a reference regulator. These include the FDA, the EMA, and national competent authorities of individual EEA countries. A positive opinion from the EMA and CHMP, or a positive end of procedure outcome from the mutual recognition or decentralized procedures, are considered to be authorizations for the purposes of the IRP. The MHRA will conduct a targeted assessment of IRP applications but retain the authority to reject applications if the evidence provided is considered insufficiently robust. The IRP allows medicinal products approved by such trusted regulatory partners that meet certain criteria to undergo a fast-tracked MHRA review to obtain and/or update a MA in the UK. Applications should be decided within a maximum of 60 days if: (i) there are no major objections identified that cannot be resolved within such 60 day period and (ii) the approval from the trusted regulatory partner selected has been granted within the previous 2 years. Where major objections are identified or such approval has not been granted within the previous 2 years, the decision timeline extends to 110 days. Applicants can submit initial MAAs to the IRP but the procedure can also be used throughout the lifecycle of a product for post-authorization procedures including line extensions, variations and renewals.
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
Healthcare providers and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our operations, including any arrangements with healthcare providers, third-party payors, and customers may expose us to broadly applicable fraud and abuse and other healthcare laws that may affect the business or financial arrangements and relationships through which we would market, sell, and distribute our products. Our current and future operations are subject to regulation by various federal, state, and local authorities in addition to the FDA, including but not limited to the Centers for Medicare & Medicaid Services, or CMS, the Department of Health and Human Services, or HHS, (including the Office of Inspector General, Office for Civil Rights and the Health Resources and Services Administration), the U.S. Department of Justice, or DOJ, and individual U.S. Attorney offices within the DOJ, and state and local governments. The healthcare laws that may affect our ability to operate include, but are not limited to:
•The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering, or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order, or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
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
There have been executive, judicial, and congressional challenges and amendments to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act, or the OBBBA, was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies.
Additional health reform measures may continue and affect our business in unknown ways. The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, CMS and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with several pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform, U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact "The Great Healthcare Plan," to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager, or PBM, payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.
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
Further, HHS imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. HHS has also been empowered to negotiate the price of certain single-source biologics that have been on the market for at least eleven (11) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis.
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
On January 12, 2025, the Health Technology Regulation, or HTA Regulation, entered into application through a phased implementation. The Regulation initially applies to new active substances for oncology and ATMPs. It will be expanded to orphan medicinal products in January 2028, and to all centrally authorized medicinal products as of 2030. Select high-risk medical devices also came into scope in 2026. The HTA Regulation is intended to boost cooperation among EU member states in assessing health technologies, including new medicinal products, and establishes a framework for EU-level joint clinical assessments, joint scientific consultations, and the early identification of emerging health technologies. The Regulation permits EU Member States to use common tools, methodologies, and procedures and requires them to rely on EU‑level joint clinical assessment reports for the clinical components of their national HTA evaluations. Individual EU Member States will continue to be responsible for assessing non-clinical (e.g., economic, social, ethical) aspects of health technologies, and making decisions on pricing and reimbursement. In light of the fact that the United Kingdom has left the EU, Regulation No 2021/2282 on HTA will not apply in the United Kingdom. However, the UK Medicines and Healthcare Products Regulation Agency is working with UK HTA bodies and other national organizations, such as the Scottish Medicines Consortium (“SMC”), the National Institute for Health and Care Excellence, and the All-Wales Medicines Strategy Group, to introduce new pathways supporting innovative approaches to the safe, timely and efficient development of medicinal products, including, effective as of March 31, 2025, relaunching the Innovative Licensing and Access Pathway with more predictable timelines and closer involvement of the National Health Service.

C. Organizational Structure
The chart below presents our significant subsidiaries as of December 31, 2025. Each subsidiary shown is 100% owned by the relevant parent company unless otherwise noted.
D. Property, Plants and Equipment
Our registered office is located at Îlot Saint-Joseph, Bureaux Convergence, Bât. A, 12 ter Quai Perrache, 69002 Lyon (France). We also have key manufacturing facilities located in Scotland and Sweden. We believe that our existing facilities are adequate for our near-term needs, and we believe that suitable additional or alternative manufacturing and office space will be available as required in the future on commercially reasonable terms.
In the following table you can find the overview of our facilities:

Entity	Own/Lease	Location	Country	Usage	Square meter
Valneva SE	own	Saint-Herblain	France	laboratories and offices	3,178
Valneva Scotland Ltd.	own	Livingston	Scotland	manufacturing, warehouse and offices	3,547
Valneva Scotland Ltd.	own	Livingston	Scotland	manufacturing, warehouse and offices	6,500
VBC3 Errichtungs GmbH	own	Vienna	Austria	laboratories and offices	10,725
Valneva France SAS	Lease	Lyon	France	sales and marketing activities	451
Valneva Sweden AB	Lease	Solna	Sweden	manufacturing, laboratories and offices	10,739
Valneva Sweden AB	Lease	Solna	Sweden	manufacturing, warehouse and offices	4,000
Valneva UK Ltd.	Lease	Fleet	England	offices	72
Valneva Canada	Lease	Kirkland	Quebec	offices	136
Valneva USA, Inc.	Lease	Bethesda	Maryland	offices	470
Currently, a total of 2,128 square meters of the larger facility in Solna are subleased to NorthX Biologics Matfors AB. Within the Group, 152 square meters of the facility in Lyon are subleased to Valneva SE.

In November 2025, we announced our plans to close our site in Nantes and consolidate our French operations in Lyon. As a result, we are in the process of identifying possible purchasers of the facility we own in Saint-Herblain.
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
Our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024 and the three years ended December 31, 2025 have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
For ease of presentation, numbers have been rounded and, where indicated, are presented in thousands of Euros. Calculations, however, are based on exact figures. Therefore, the sum of the numbers in a column of a table may not conform to the total figure displayed in the column.
Overview
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best-, or only-in-class vaccine solutions. We have a strong track record, having advanced multiple vaccines from early Research & Development (“R&D”) to approvals, and currently market three proprietary travel vaccines.
For more details about our business, see “Item 4.B—Business Overview” of this Annual Report.
Our operations have focused on organizing and staffing our company, business planning, raising capital, establishing and maintaining our intellectual property portfolio, establishing our commercial infrastructure, growing our commercial portfolio, establishing and advancing our manufacturing capabilities, and conducting pre-clinical studies and clinical trials. As of December 31, 2025, we had €109.7 million in cash and cash equivalents. Our operating loss was €82.1 million for the year ended December 31, 2025, operating profit was €13.3 million for the year ended December 31, 2024 and operating loss was €82.1 million for the year ended December 31 2023. Our net losses were €115.2 million, €12.2 million, and €101.4 million for the years ended December 31, 2025, 2024, and 2023, respectively. We expect to continue to incur significant operating expenses and net losses for the foreseeable future.
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
Revenues
We principally derive our revenues from the sale of our commercialized travel vaccines in their respective markets, as well as from sales of third-party products. In the years covered by this Annual Report, revenues from our products derived from the sale of IXIARO, DUKORAL, and IXCHIQ. We also derive revenues from royalties, partnerships related to our vaccine candidates, as well as from collaborations, services, and licensing agreements and by offering our technologies and services to third parties.
Product Sales of IXIARO, DUKORAL, IXCHIQ and Third-party Products
Product sales of IXIARO and DUKORAL represented in aggregate 82.5%, 77.4%, and 71.4% of our revenues for the years ended December 31, 2025, 2024, and 2023, respectively. Our primary markets for these products are the United States and Germany for IXIARO and Canada for DUKORAL.
We generated our first revenue from the sale of IXCHIQ in 2024, following initial regulatory approvals. For the year ended December 31, 2025, product sales of IXCHIQ represented 5.3% (December 31, 2024: 2.3%) of our revenues.
In addition, we generate revenues by leveraging our existing sales and marketing infrastructure to sell third-party products. Revenues from sales of third-party products represented 12.1%, 20.3%, and 24.7% of our revenues for the years ended December 31, 2025, 2024, and 2023, respectively.
Sales trends in travel vaccines are primarily driven by travel volume to endemic regions, national travel advisories, awareness about illness, and the perception of risk by health practitioners and tourists.
While COVID-19 impacted sales of our travel vaccines to the general public, sales of our Japanese encephalitis vaccine IXIARO to the Defense Logistics Agency, part of the U.S. Department of Defense (DoD), which purchases the vaccine for military personnel being deployed to endemic regions, have remained significant over the periods presented herein. Sales of IXIARO to the DoD in 2025, 2024, and 2023 derived from contracts signed in prior years. The agreement signed in September 2023 was for one year and had a minimum value of approximately $32.3 million for approximately 200,000 doses, covering the needs for the end of 2023 and the full year 2024. In January 2025, we signed a new $32.8 million IXIARO supply contract with the DoD.
For the years ended December 31, 2025, 2024, and 2023, 28.4%, 30.9%, and 25.5%, respectively, of our total product sales of IXIARO were from sales to the DoD.
Other revenues
Revenues from Collaboration
We derive revenues from collaboration and partnership agreements. One source of collaboration revenues is through our research collaboration and license agreement with Pfizer. For further information on the accounting treatment on Collaboration and License Agreement see Note 5.5.2 Other revenues, Note 5.5.3 Disaggregated revenue information and Note 5.29 Refund liabilities.
As of December 31, 2025 revenues from the Lyme-Pfizer collaboration and license agreement amounted to €10.0 million. In the years ended December 31, 2023 and December 31, 2024, no revenues were recognized as Valneva determined that entitlement to the consideration was not yet highly probable, due to the possibility of increased payments to customers while R&D activities (including the Phase 3 study) are progressing ahead of possible BLA licensure submission to the FDA.

Revenues from Technologies and Services
We also derive revenues from sales of our technologies and services. Revenues from our technologies consist of revenues from our EB66 cell line, which is derived from duck embryonic stem cells and provides an alternative to the use of chicken eggs for large scale manufacturing of human and veterinary vaccines, and our IC31 vaccine adjuvant, which is a synthetic adjuvant targeting antigens to improve immune response and has been licensed to several pharmaceutical companies. Service revenues consist of research and development services we provide to third parties, including process and assay development.
Key Cost Drivers
Cost of Goods and Services
Historically, manufacturing costs have experienced limited cost increases. Manufacturing costs comprise site infrastructure, employees to operate the manufacturing, and the bill of materials. Incremental cost increase is driven by the variable cost in the bill of materials. We are manufacturing our IXIARO and IXCHIQ vaccines at our facilities in Livingston, Scotland. We are manufacturing our DUKORAL vaccine at our facility in Solna, Sweden. We also utilize external manufacturing partners to cover the fill/finish of our products.
Cost of goods and services were €107.1 million in the year ended December 31, 2025 (2024: €98.5 million, 2023: €100.9 million). The variation of COGS is affected by various factors. COGS related to IXCHIQ included €8.5 million of revaluation losses and batch write-offs from reduced demand. Suspension of the license by the U.S. FDA and the termination of the license agreement with Serum Institute of India were main drivers for the IXCHIQ write-offs. The transfer to the new manufacturing site Almeida in Scotland contributed to higher COGS impacting the gross margin of IXIARO and increased idle costs. The reduction of third party product sales contributed to a reduction of COGS of €9.8 million.. The slight decrease between 2024 and 2023 mainly resulted from a reduction in failed manufacturing batches of IXIARO.
Research and Development
We generate a significant amount of research and development expenses due to the nature of our business. Research and development expenses were €85.3 million, €74.1 million, and €59.9 million for the years ended December 31, 2025, 2024, and 2023, respectively. Research and development expenses generally track development of our underlying product candidate portfolio. Investment in research and development is required to support advancing programs through increasingly expensive stages of clinical development.
Our research and development costs in 2025 mainly comprised expenses relating to the Phase 3 and Phase 4 clinical trial for our chikungunya vaccine IXCHIQ, our Phase 2 study of the Shigella vaccine candidate S4V2 (in partnership with LimmaTech), the development of our Zika vaccine candidate, and work on pre-clinical projects. We expect R&D expenses to increase in the medium- to long-term as we advance other candidates in our pipeline. In 2024, the increase compared to 2023 was mainly due to incremental expenses incurred in relation to the development collaboration and licensing agreement signed for the S4V2 vaccine candidate. In addition, we have seen increased expenses associated with transferring manufacturing of our commercial products to our new Almeida manufacturing site in Scotland.
Marketing and Distribution
We have developed an established commercial infrastructure, dedicated to promoting and selling our products and educating physicians and travelers about our products and the diseases they target. We are continually investing in our commercial infrastructure and have identified markets where we can increase our sales and marketing efforts and market penetration. We have also been able to leverage our commercial infrastructure for third-party product distribution.
Marketing and distribution expenses were €37.4 million for the year ended December 31, 2025, compared to €52.4 million in 2024 and €48.8 million in 2023. In 2025, advertising and promotional spend decreased significantly due to the adjustment of spending on IXCHIQ following the prior year’s launch activities. We expect that marketing and distribution expenses will remain stable in the next year.
General and Administrative Expenses
General and administrative expenses decreased by €5.4 million, or 13%, to €37.3 million for the year ended December 31, 2025 from €42.8 million for the year ended December 31, 2024.
In 2025, Valneva benefited from an efficiency improvement program, which delivered process optimizations and costs savings versus the prior year. In 2024, we additionally benefited from lower directors and officers’ insurance costs and lower fees for professional services and personnel costs included in this line item, all of which led to a decrease in general and administrative expenses. In 2023, Valneva put in place some new processes as we became a more complex organization requiring additional corporate support and therefore incurred initialization expenses in connection with these processes.
Gain from sale of Priority Review Voucher, net
We sold the Priority Review Voucher received from the FDA for $103 million (€95 million) on February 2, 2024. The Company was awarded a tropical disease PRV in November 2023 following the FDA’s approval of IXCHIQ, Valneva’s single-dose, live-attenuated vaccine indicated for the prevention of disease caused by chikungunya virus. The net gain from the sale of the PRV amounted to €90.8 million, after deducting expenses in the amount of €4.2 million, which included transaction fees as well as expenses in connection with contractual payment obligations related to the PRV sale.
Grants
We seek grants from governmental agencies and non-governmental organizations to partially offset our increasing research and development costs. Grant income also includes research and development tax credits. Grants, which are recorded in other income, decreased to €10.9 million for the year ended December 31, 2025 from €20.2 million for the year ended December 31, 2024 primarily due to lower grant income and lower research and development tax credit. For more information as to the grants please see Note 5.8.1 Grants as well as Note 5.8.2 Research and development tax credits.
We plan to continue evaluating and pursuing grant opportunities.
International Operations and Foreign Currency Exchange Risks
We operate on a global basis with facilities, sales, and activities throughout the world, and our global operations subject our financial results to fluctuations in foreign currency exchange rates. Because we generate a substantial part of sales in the United States for IXIARO, with production costs in the British Pound, or GBP, and in Canada for DUKORAL, with production costs in Swedish Krona, or SEK, we are exposed to foreign exchange risks, principally with respect to the U.S. Dollar, or USD, GBP, SEK and the Canadian dollar, or CAD. Our results of operations continue to be impacted by exchange rate fluctuations.
Financial Operations Overview
Revenue
Our product revenue is primarily derived from the sale of our commercialized products IXIARO, DUKORAL, and IXCHIQ in their approved markets and sales of third-party products pursuant to distribution partnerships. We generated our first revenue from the sale of IXCHIQ in 2024, following initial regulatory approvals. We distribute products both directly and through the use of third-party distributors. We primarily sell IXIARO in the United States (in the private market as well as to the U.S. Department of Defense for military personnel being deployed to endemic areas), Canada, Germany, the United Kingdom, and France. Our sales of DUKORAL are concentrated in Canada and the Nordics. IXCHIQ is primarily sold in Europe and in Canada. We derived product revenues from the sale of our COVID-19 vaccine to the Kingdom of Bahrain in 2023.
Our other revenue (from collaboration, licensing, and services) consists of milestone payments, upfront licensing payments, and reimbursement of services. Certain of these payments are initially recorded on our statement of financial position and subsequently recognized as revenue in accordance with our accounting policy as described further under “E Critical Accounting Estimates” and Note 5.2 “Summary of significant accounting policies” to our consolidated financial statements as of and for the years ended December 31, 2025 and 2024, included elsewhere in this Annual Report. We generate revenues from licensing and service agreements for our product candidates and proprietary technologies. We contract with third parties to provide a variety of services such as manufacturing services, lease arrangements, research licenses, commercial licenses, and research and development services. The terms of such licenses include license fees payable as initial fees, annual license maintenance fees, and fees to be paid upon achievement of milestones, as well as license option fees and fees for the performance of research services. In addition, our licensing arrangements generally provide for royalties payable on the licensee’s future sales of products developed within the scope of the license agreement.

In the years ended December 31, 2024 and 2023, our other revenues still included certain amounts from the agreements relating to our COVID-19 vaccine: a) the UK Supply Agreement executed in September 2020, b) the Advance Purchase Agreement with the European Commission executed in October 2021 and c) the Advance Purchase Agreement with the Kingdom of Bahrain executed in December 2021.
For more detailed information, see Note 5.5 Revenues to the financial statements included elsewhere in this Annual Report.
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
The costs of the above activities driving research and development expenses comprise the following categories:
•expenses related to our research and development personnel, including salaries, social security expense, share-based compensation expense, and other related expenses,
•expenses incurred under agreements with third parties, such as consultants, investigative sites, and contract research organizations, or CROs, that conduct our pre-clinical studies and clinical trials, and under in-licensing arrangements,
•costs of acquiring, developing, and manufacturing materials for pre-clinical studies and clinical trials, including both internal manufacturing and third-party contract manufacturing organizations, or CMOs,
•expenses incurred for the procurement of materials, laboratory supplies, and non-capital equipment used in the research and development process, and
•facilities, depreciation and amortization, and other direct and allocated expenses incurred as a result of research and development activities.
The substantial majority of our direct expenses incurred for the years ended December 31, 2025, 2024, and 2023, including for CROs, other contracted research and development activities, and raw materials, related to our chikungunya vaccine, our Shigella vaccine candidate (S4V2), and our Lyme disease vaccine candidate. We also incur indirect research and development expenses primarily related to facilities, energy, and office costs as well as the cost of research and development personnel.
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
In the years ended December 31, 2025, 2024, and 2023, no capitalization of research and development expenses were recorded as intangible assets. As we had previously capitalized research and development costs recorded as intangible assets, as of December 31, 2025 and 2024, the net book value is amounting to €1.0 million and €1.1 million, respectively.

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
Marketing and Distribution Expenses
Marketing and distribution expenses consist primarily of expenses relating to marketing and distribution personnel, including salaries, social security contributions, share-based compensation expense, and other employee-related expenses, advertising, media, and public relations expenses, warehousing and distribution costs, costs related to third-party services and other direct and allocated expenses incurred in connection with our own commercial sales infrastructure, business development, and other marketing and distribution activities. We incurred incremental costs for preparation of market access and launch activities of IXCHIQ following the first licensure of the vaccine in November 2023.
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
We anticipate that our general and administrative expenses in the near term will remain comparable to the costs incurred in the year ended December 31, 2025. We also anticipate continued material expenses associated with being a public company in the United States, including costs related to audit, legal, regulatory, and tax-related services associated with maintaining compliance with U.S. exchange listing and Securities and Exchange Commission, or SEC, requirements, director and officer insurance premiums, and investor relations costs.
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
For more details see Note 5.8.1 Grants.
Research Tax Credits
We benefit from Austrian research tax credit, British tax credit, and French tax credit (known as Crédit d’Impôt Recherche, or CIR). The qualifications for the tax credits are similar, as the Austrian, British, and French tax authorities encourage companies to conduct technical and scientific research. To be eligible, companies need to demonstrate that they have expenses that meet certain required criteria. The main differences between the three jurisdictions’ tax credits are the applicable percentage of and the basis for the tax credit.
We have concluded that research tax credits in the three countries meet the definition of a government grant, as defined in IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, and, as a result, it has been classified as other income within operating income in our statement of operations.
For more details see Note 5.8.2 Research and development tax credits.
Finance Income (Expenses)
Finance income relates primarily to interest income received from cash and cash equivalents deposits, as well as gains from investment in money market instruments. Our cash and cash equivalents are deposited primarily into cash accounts and term deposit accounts with short maturities and therefore generate only a modest amount of interest income. Investments in money market funds meet the definition of cash equivalents, being highly liquid, convertible to a known amount of cash, and subject to insignificant risk of value change.
Finance expenses relate primarily to interest expense paid to banks, lenders, and government agencies as well as to interest expense on lease liabilities and refund liabilities.

We also incur foreign exchange gains and losses related to our international operations, primarily with respect to the U.S. Dollar, the British Pound, the Swedish Krona, and the Canadian Dollar, which amounts are recorded as finance income or expenses.
Income Tax
Income tax income or expense reflects our current income tax, as well as our deferred tax income or expense.
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
We have provided reconciliations in “Item 5A—Operating Results—Results of Operations” to income/loss for the period, which is the most directly comparable IFRS measure, for the years ended December 31, 2025, 2024, and 2023. Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:
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
Presentation of Net Product Sales
In the discussion below, we present our consolidated net product sales. We analyze our net product sales by commercial product and by geography. In addition to reported net product sales, we analyze non-IFRS financial measures designed to isolate the impact of foreign exchange rates on our net product sales. When we refer to changes in our net product sales at constant exchange rates (CER), that means that we have excluded the effect of exchange rates by recalculating net sales for the relevant period using the exchange rates that were used for the previous period.
Following the termination of most third-party product distribution agreements by December 31, 2025, we present net product sales excluding third-party products and excluding foreign currency exchange results, in order to provide investors additional information concerning the sales performance of our proprietary products.

Item 5A. Operating Results
Results of Operations
Overview
Results of Operations—Consolidated
Our results of operations for the years ended December 31, 2025, 2024, and 2023 are summarized in the table below.

	Year ended December 31,
in € thousand	2025	2024	2023
Product sales	157,908	163,253	144,624
Other revenues	16,750	6,325	9,088
REVENUES	174,659	169,579	153,713
Cost of goods and services	(107,139)	(98,538)	(100,875)
Research and development expenses	(85,303)	(74,143)	(59,894)
Marketing and distribution expenses	(37,356)	(52,356)	(48,752)
General and administrative expenses	(37,322)	(42,750)	(47,799)
Gain from sale of Priority Review Voucher, net	—	90,833	—
Other income and expense, net	10,400	20,706	21,520
OPERATING PROFIT/(LOSS)	(82,060)	13,330	(82,087)
Finance income	2,644	2,362	1,210
Finance expenses	(41,898)	(23,984)	(23,325)
Foreign exchange gain/(loss), net	7,196	(3,193)	5,574
PROFIT/(LOSS) BEFORE INCOME TAX	(114,119)	(11,486)	(98,629)
Income tax income/(expense)	(1,073)	(761)	(2,800)
PROFIT/(LOSS) FOR THE PERIOD	(115,192)	(12,247)	(101,429)
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
Comparisons for the Years Ended December 31, 2025 and 2024
Revenue
Consolidated Revenue
Revenue increased by €5.1 million, or 3%, to €174.7 million for the year ended December 31, 2025. The increase from 2024 to 2025 is mainly related to higher IXCHIQ and IXIARO product sales as well as revenue recognition related to R&D services performed for Pfizer in connection with VLA15, which had been deferred in previous years. This was partly offset by lower third party product sales following termination of distribution agreements for Bavarian Nordic’s products in Canada and the UK as well as the termination of the distribution agreement with Seqirus for FLUAD in Austria. Our strategy is to progressively reduce our third-party product portfolio due to the comparatively lower margins associated with these products.
For more information as to the Consolidated Revenue, see Note 5.5.3 Disaggregated revenue information.

Product sales

	Year ended December 31,
in € thousand	2025	2024
IXIARO	98,419	94,069
DUKORAL	31,909	32,303
Third party products	19,159	33,185
IXCHIQ	8,421	3,696
PRODUCT SALES	157,908	163,253
For more information as to the product sales, see Note 5.5.3 Disaggregated revenue information.
References to changes in net sales at constant exchange rates (CER) indicate that the impact of currency fluctuations has been removed. This is done by recalculating net sales for the period in question using the exchange rates applied in the prior period. Unless indicated differently, the amounts are expressed at actual exchange rates (AER).
In the year ended December 31, 2025, at constant exchange rates (CER) and excluding third-party product sales, product sales increased by 9% compared to 2024. This indicates that the decline in product sales is primarily attributable to adverse foreign exchange effects and a reduction in third-party product sales, while sales of own products continued to grow, as illustrated below using the actual exchange rate (AER).

	Year ended December 31,
in € thousand	2025	2024	Year-over-year growth %
Product sales	157,908	163,253	-3.3%
Third-party product sales	19,159	33,185	-42.3%
Product sales excluding third-party sales	138,749	130,068	6.7%
Effect of exchange rates (excluding third-party sales)	3,072
Product sales (excluding third-party sales) at constant exchange rates (CER)	141,821		9.0%
Revenues—By Geography
We also monitor product sales generated in the countries and regions where we operate. The revenues by geography is presented in the table referenced in Note 5.5.3 Disaggregated revenue information and is based on the final location where our distribution partner sells the product or where the customer or partner is located.
Total product sales in the United States decreased by €5.0 million, or 10%, to €43.5 million in the year ended December 31, 2025, compared to €48.4 million in the year ended December 31, 2024. This decrease is primarily a result of the suspension of IXCHIQ sales in the U.S. in August 2025 and the unfavorable development of the USD against the EUR amounting to €2.0 million.
Product sales in Canada decreased by €2.2 million, or 7%, from €32.3 million in the year ended 2024 to €30.1 million in 2025 as a result of the termination of the distribution agreement for Bavarian Nordic products.
Sales in Germany decreased by €0.9 million, or 5%, to €17.3 million in the year ended December 31, 2025 due to effects of the transition from Bavarian Nordic to Seqirus as a new distribution partner for Germany.
Other revenues from contracts with customers
The table in Note 5.5.3 Disaggregated revenue information presents our other revenues (from collaboration, licensing, and services) for the years ended December 31, 2025 and 2024. As of December 31, 2025, revenues from the Collaboration and License Agreement with Pfizer amounted to €10.0 million. In the years ended December 31, 2023 and December 31, 2024, no revenues were recognized as Valneva determined that entitlement to the consideration was not yet highly probable, due to the possibility of increased payments to customers while R&D activities (including the Phase 3 study) are progressing ahead of possible BLA licensure submission to the FDA.
Operating Income and Expenses
Cost of Goods and Services
Cost of goods and services (COGS) increased by €8.6 million, or 8.7%, to €107.1 million for the year ended December 31, 2025. The variation of COGS is affected by various factors. COGS related to IXCHIQ included €8.5 million of revaluation losses and batch write-offs from reduced demand. Suspension of the license by the U.S. FDA and the termination of the license agreement with Serum Institute of India were main drivers for the IXCHIQ write-offs. The transfer to the new manufacturing site Almeida in Scotland contributed to higher COGS impacting the gross margin of IXIARO and increased idle costs. The reduction of third party product sales contributed to a reduction of COGS of €9.8 million.

The gross margin on commercial product sales amounted to 50.8% in the year ended December 31, 2025 compared to 50.6% in the year ended December 31, 2024. COGS of €39.7 million related to IXIARO product sales, yielding a product gross margin of 59.6% compared to 61.0% for the year ended December 31, 2024. COGS of €21.3 million related to DUKORAL product sales, yielding a product gross margin of 33.3% compared to 38.7% for the year ended December 31, 2024. Of the remaining COGS in 2025, €12.5 million related to the third-party products distribution business, €16.0 million to IXCHIQ, €7.2 million to cost of services, and €10.6 million to idle capacity costs and costs not allocated to products. In 2024, overall COGS were €98.5 million, of which €90.0 million related to cost of goods and €8.5 million related to cost of services.
Research and Development Expenses
Research and development expenses increased by €11.2 million, or 15.1%, to €85.3 million for the year ended December 31, 2025 from €74.1 million in the year ended December 31, 2024. Research and development expenses were 32% of our total operating expenses for the year ended December 31, 2025 (December 31, 2024: 28%). The increase in research and development expenses is primarily attributable to the Shigella vaccine candidate, as well as ongoing Phase 4 activities for IXCHIQ partly offset by the decrease of expenses related to the Zika vaccine candidate. Research and development expenses related to commercial product were lower in 2025 compared to 2024, as the prior year included costs related to the IXIARO tech transfer between two sites from Livingston in Scotland.
For the year ended December 31, 2025, research and development expenses consisted primarily of i) €27.5 million of employee-related expenses, consisting of wages, salaries, social security and pension costs, and share-based compensation paid to employees in research and development functions, ii) €39.5 million of external research and development services, including costs for clinical studies and external manufacturing, and iii) €3.2 million of material consumption.
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
We track our research and development expenses by product or development program. The following table sets forth our research and development expenses by product or development program for the periods indicated:

	Year ended December 31
in € thousand	2025	2024
IXCHIQ	38,681	31,237
Shigella vaccine candidate	17,447	6,121
Zika vaccine candidate (VLA1601)	7,509	11,307
EBV	4,291	4,065
Yellow Fever	3,885	—
IXIARO	1,732	14,358
DUKORAL	969	838
Lyme borreliosis vaccine candidate (VLA15)	297	239
Other research projects (*)	10,492	5,978
TOTAL RESEARCH AND DEVELOPMENT EXPENSES	85,303	74,143
* In 2025 and 2024, other research projects included €3.5 million and €2.5 million of expenses related to IFRS 2 (share-based and cash-based compensation) programs, which have not been allocated to the projects.
IXCHIQ. Our research and development expenses related to our chikungunya vaccine IXCHIQ increased by €7.4 million, or 23.8%, to €38.7 million in the year ended December 31, 2025 from €31.2 million in the year ended December 31, 2024. The majority of our research and development activities have shifted towards Phase 4 obligations after the initial approval of the vaccine in November 2023 and ongoing Phase 3 adolescents and pediatrics studies.
Shigella vaccine candidate: Our research and development expenses related to our vaccine candidate against Shigella increased by €11.3 million, or 185.0%, to  €17.4 million in the year ended December 31, 2025 from €6.1 million in the year ended December 31, 2024. The year-over-year increase results from the initiation of the program in the second half of 2024, combined with expenditures related to two Phase 2 clinical trials currently in progress during 2025.
Zika vaccine candidate (VLA1601). Our research and development expenses related to our Zika vaccine candidate program decreased in the year ended December 31, 2025 by €3.8 million, or 33.6%, to €7.5 million from €11.3 million in the year ended December 31, 2024. This reflects the substantial technical development expenses incurred in 2024 and the significantly lower cost base in 2025, attributable to the completion of the Phase 1 clinical trial. In addition, the program will be discontinued unless concrete external funding is identified.
EBV and Yellow Fever: The increase in our research and development expenses related to our EBV and Yellow Fever programs reflect their progression from preclinical to a future potential clinical stage.

IXIARO. Our research and development expenses related to IXIARO decreased to €1.7 million for the year ended December 31, 2025 from €14.4 million for the year ended December 31, 2024. This decrease is primarily attributable to the technology transfer activities carried out in Scotland during 2024, which resulted in significantly higher costs in the prior year.
VLA15. Our research and development expenses remained relatively unchanged. In 2025, Lyme disease clinical studies for Phase 3 of €5.0 million were included in COGS, since these studies were related to the Pfizer partnership accounted under IFRS15.
Marketing and Distribution Expenses
Marketing and distribution expenses for the year ended December 31, 2025 amounted to €37.4 million. In 2025, advertising and promotional spend decreased significantly due to the reassessment of IXCHIQ spending and the resulting lower expenses in 2025, linked to the efficiency improvement plan and restructuring of global marketing function. Marketing and distribution expenses for the year ended December 31, 2024 amounted to €52.4 million impacted mainly by the IXCHIQ launching in US and higher staff costs to support product sales growth across the direct markets. Marketing and distribution expenses comprised 14% of our total operating expenses for the year ended December 31, 2025, compared to 20% of our total operating expenses for the year ended December 31, 2024.
For the year ended December 31, 2025, marketing and distribution expenses consisted primarily of €14.9 million of employee-related expenses, including salaries, social security contributions, share-based compensation income/expense, and other employee-related expenses, €9.0 million of advertising expenses, including media and public relations expenses, €4.6 million of warehousing and distribution costs, and €3.5 million of expenses related to third-party services.
For the year ended December 31, 2024, marketing and distribution expenses consisted primarily of €17.3 million of employee-related expenses, including salaries, social security contributions, share-based compensation expense and other employee-related expenses, €16.8 million of advertising expenses, including media and public relations expenses, €5.8 million of warehousing and distribution costs, and €6.0 million of costs related to third-party services.
General and Administrative Expenses
General and administrative expenses decreased by €5.4 million, or 13%, to €37.3 million for the year ended December 31, 2025 from €42.8 million for the year ended December 31, 2024. General and administrative expenses comprised 14% of our total operating expenses for the year ended December 31, 2025 compared to 16% of our total operating expenses for the year ended December 31, 2024. The reductions were primarily related to lower spend for recruiting, lower insurance charges and savings in the advisory and professional services. All these reductions were mostly initiated through the efficiency improvement plan implemented in 2025.
For the year ended December 31, 2025, general and administrative expenses consisted primarily of €22.9 million of employee-related expenses (salaries, social security contributions, share-based compensation expense and other employee-related expenses paid to employees), as well as of €10.4 million in costs and fees for professional services, such as consulting, legal and financial services. For the year ended December 31, 2024, general and administrative expenses consisted primarily of €20.5 million of employee-related expenses, consisting of salaries, social security contributions, share-based compensation expense, and other employee-related expenses paid to employees in general and administrative functions, as well as of €16.7 million in costs and fees for professional services, such as consulting, legal, and financial services.
Expenses by Nature
The table in Note 5.6 Expenses by nature summarizes our cost of goods and services, research and development expenses, marketing and distribution expenses, and general and administrative expenses by nature of cost.
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
Other Income (Expenses), net
The table in Note 5.8 Other income/(expenses), net summarizes the other operating income (expenses), net for the years ended December 31, 2025 and 2024.
Other operating income and expenses decreased by €10.3 million, or 50%, to €10.4 million for the year ended December 31, 2025, from €20.7 million for the year ended December 31, 2024, primarily due to lower grant income and lower research and development tax credit.

Financial Income (Expense)
Finance expenses, net increased significantly compared to the prior year, which is primarily driven by the repayment of the loan from Deerfield and OrbiMed (D&O), resulting in contractual additional fees. The table in Note 5.9 Finance income/(expenses), net summarizes our financial income (expense) for the years ended December 31, 2025 and 2024.
Income Tax
We recorded €1.1 million of income tax expenses for the year ended December 31, 2025 compared to €0.8 million of income tax expenses for the year ended December 31, 2024. This variation in tax was driven by impairment of inventory in 2025.
Profit/(Loss) for the Period
Our loss for the period ended December 31, 2025 was €115.2 million, increased from a loss of €12.2 million for the period ended December 31, 2024. The lower loss in 2024 was mainly caused by the one-off effect of the sale of the Priority Review Voucher for IXCHIQ in 2024. This development is partly offset in 2025 by higher Revenues, lower Marketing and Distribution expenses and lower General and Administrative expenses.
Adjusted EBITDA
Our Adjusted EBITDA loss was €59.4 million for the year ended December 31, 2025 compared to a profit of €32.9 million, benefiting from the PRV sale, for the year ended December 31, 2024. A reconciliation of Adjusted EBITDA to net loss, the most directly comparable IFRS measure, is set forth below:

	Year ended December 31,
in € thousand	2025	2024
PROFIT/(LOSS) FOR THE PERIOD	(115,192)	(12,247)
Add:
Income tax (benefits)/expense	1,073	761
Financing income	(2,644)	(2,362)
Financing expenses	41,898	23,984
Foreign currency (gain)/loss – net	(7,196)	3,193
Amortization	4,823	4,881
Depreciation	16,927	14,705
Impairment	895	—
ADJUSTED EBITDA	(59,416)	32,916

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
For more detailed information on revenues, see Note 5.5.3 Disaggregated revenue information.

Product sales

	Year ended December 31,
in € thousand	2024	2023
IXIARO	94,069	73,483
DUKORAL	32,303	29,775
Third party products	33,185	35,675
IXCHIQ	3,696	—
VLA2001	—	5,691
PRODUCT SALES	163,253	144,624
For more detailed information on product sales, see Note 5.5.3 Disaggregated revenue information.
Revenues—By Geography
We also monitor product sales generated in the countries and regions where we operate. The table in Note 5.5.3 Disaggregated revenue information presents revenues by geography and is based on the final location where our distribution partner sells the product or where the customer or partner is located.
Total product sales in the United States increased by €15.8 million, or 49%, to €48.4 million in the year ended December 31, 2024, compared to €32.6 million in the year ended December 31, 2023. The increase was primarily a result of higher sales to the U.S. Department of Defense (DoD), higher demand in private markets, and first sales of IXCHIQ.
Product sales in Canada increased by €4.1 million, or 15%, from €28.2 million in the year ended 2023, to €32.3 million in 2024 as a result of the significant recovery in the private travel markets.
Sales in Germany increased by €4.9 million, or 37%, to €18.2 million in the year ended December 31, 2024 due to continued resumption of travel positively impacting sales of our travel vaccines.
Other revenues from contacts with customers
The table in Note 5.1 Disaggregated revenue information table presents our other revenues (from collaboration, licensing, and services), for the years ended December 31, 2024 and 2023.
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
Research and Development Expenses
Research and development expenses decreased by €14.2 million, or 23.8%, to €74.1 million for the year ended December 31, 2024 from €59.9 million in the year ended December 31, 2023. Research and development expenses were 28% of our total operating expenses for the year ended December 31, 2024. This increase was mainly resulting from Tech transfer activities performed in relation to IXIARO between the two manufacturing sites in Scotland. Reductions due to the discontinuation of the COVID-19 vaccine, VLA2001, partly offset the overall increase in research and development expenses.
For the year ended December 31, 2024, research and development expenses consisted primarily of i) €25.5 million of employee-related expenses, consisting of wages, salaries, social security and pension costs, and share-based compensation paid to employees in research and development functions, ii) €25.5 million external research and development services, including costs for clinical studies and external manufacturing, and iii) €8.5 million of material consumption.
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

We track our research and development expenses by product or development program. The following table sets forth our research and development expenses by product or development program for the periods indicated:

	Year ended December 31
in € thousand	2024	2023
IXCHIQ	31,237	31,953
IXIARO	14,358	1,175
Zika vaccine candidate (VLA1601)	11,307	12,828
Shigella vaccine candidate	6,121	—
EBV	4,065	2,565
DUKORAL	838	875
Lyme borreliosis vaccine candidate (VLA15)	239	277
Human metapneumovirus vaccine candidate (VLA1554)	170	739
COVID-19 Vaccine (VLA2001)	78	5,796
Other research projects (*)	5,729	3,685
TOTAL RESEARCH AND DEVELOPMENT EXPENSES	74,143	59,894
—
* In 2024 and 2023, other research projects included €2.5 million and €1.4 million of expenses respectively, related to IFRS 2 (share-based and cash-based compensation) programs, which have not been allocated to the projects.
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
VLA15. Our research and development expenses remained relatively unchanged. In 2024, Lyme disease clinical studies for Phase 3 of €7.2 million were included in COGS, since these studies were related to the Pfizer partnership accounted under IFRS15.
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
General and Administrative Expenses
General and administrative expenses increased by €5.0 million, or 11%, to €42.8 million for the year ended December 31, 2024 from €47.8 million for the year ended December 31, 2023. General and administrative expenses comprised 16% of our total operating expenses for the year ended December 31, 2024 compared to 19% of our total operating expenses for the year ended December 31, 2023.
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
Expenses by Nature
The table in Note 5.6 Expenses by nature summarizes our cost of goods and services, research and development expenses, marketing and distribution expenses, and general and administrative expenses by nature of cost.
Gain from sale of Priority Review Voucher, net
The Company sold the PRV received from the FDA for $103 million (€95.0 million) on February 2, 2024.
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
Other Income (Expenses)
The table in Note 5.8 Other income/(expenses), net summarizes the other operating income (expenses) for the years ended December 31, 2024 and 2023.
Financial Income (Expense)
The table in Note 5.9 Finance income/(expenses), net summarizes our financial income (expense) for the years ended December 31, 2024 and 2023.
Income Tax
We recorded €0.8 million of income tax expenses for the year ended December 31, 2024 compared to €2.8 million of income tax expenses for the year ended December 31, 2023. This change in income tax was primarily driven by deferred tax income in 2023 due to high impairment charges.
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
Adjusted EBITDA
Our Adjusted EBITDA loss was €32.9 million for the year ended December 31, 2024 compared to a loss of €65.2 million for the year ended December 31, 2023. The Adjusted EBITDA loss improved by €98.1 million, which was primarily driven by the lower net loss. A reconciliation of Adjusted EBITDA to net loss, the most directly comparable IFRS measure, is set forth below:

	Year ended December 31,
in € thousand	2024	2023
PROFIT/(LOSS) FOR THE PERIOD	(12,247)	(101,429)
Add:
Income tax (benefits)/expense	761	2,800
Financing income	(2,362)	(1,210)
Financing expenses	23,984	23,325
Foreign currency (gain)/loss – net	3,193	(5,574)
Amortization	4,881	5,831
Depreciation	14,705	11,753
Impairment	—	(731)
ADJUSTED EBITDA	32,916	(65,234)
B. Liquidity and Capital Resources.
Overview
We have financed our operations primarily through a combination of equity offerings, secured debt, and revenues from product sales. As at December 31, 2025, we had €109.7 million in cash and cash equivalents. Based upon our current operating plan, we believe that our existing cash and cash equivalents as of December 31, 2025 will fund our current operating plans for at least the next 12 months following the publication of the full-year 2025 financial statements.
Sources and Uses of Cash
We have financed our operations through revenue from product sales, payments under historical collaborative research alliances, as well as research tax credits and subsidies granted by various public institutions. In addition, we have borrowed secured debt to finance our operations.
During 2025 we increased our capital by a total of 9,333,332 new ordinary shares having a nominal value of €0.15 each. 7,666,666 of the new ordinary shares were issued at a price of €2.74 and an additional 1,666,666 ordinary shares at a price of €3.86. Aggregate gross proceeds of the capital increase, before deducting underwriting commissions and expenses payable by us, were €27.4 million. The €1.2 million transaction costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax resulting in a net proceeds of €26.2 million. For more details as to the private placement, see Note 5.22.1 Share capital and share premium.
On October 6, 2025, we announced a new non-dilutive debt facility of up to $500 million with funds managed by Pharmakon Advisors, LP. This new loan supersedes and fully replaces the previous D&O Loan Agreement. The initial $215 million tranche was used to fully repay Valneva Austria’s existing debt with D&O including related fees and expenses, while the remaining $285 million may be drawn later for future business development opportunities subject to mutual agreement between the parties. The new facility extends Valneva’s debt maturity from Q1 2026 to Q4 2030, lowers its interest rate, and enhances financial flexibility. For more details, see Note 5.24.1 Principal loan.
As of December 31, 2025, we had borrowings and lease liabilities of €207.2 million, of which €179.2 million were principal loan facility and €28.1 million were lease liabilities.
During the year ended December 31, 2025 €0.1 million (£0.1 million) of grant income was recognized in connection with support received from Scottish Enterprise, Scotland’s national economic development agency, to support research and development as well as manufacturing development activities on the Livingston site.This represents the final amount received from the original agreement spanning over 3 years and compared to €3.7 million (£3.1 million) recognized for the year ended December 31, 2024 and €11.1 million (£9.6 million) for the year ended December 31, 2023.
In 2019, we signed a funding agreement with CEPI and received $24.6 million for vaccine manufacturing and late-stage clinical development of its single-dose, live attenuated vaccine against chikungunya. In line with CEPI’s commitment to equitable access, the funding underwrote a partnership effort to accelerate regulatory approval of our chikungunya vaccine for use in regions where outbreaks occur and to support World Health Organization prequalification to facilitate broader access in low- and middle-income countries (LMICs). We have to pay CEPI up to $7.0 million as consideration, upon achievement of certain commercial and related milestones, of which $3.0 million was paid in April 2024. The refundable consideration is accounted for as a loan and measured in accordance with IFRS 9 (see Note 5.24). The difference between the proceeds from CEPI and the carrying amount of the loan is treated under IAS 20 and presented as “Borrowings”.
The partnership with CEPI was extended in July 2024 when we signed the second funding agreement, which was subsequently amended during 2025. CEPI now provides up to $48.9 million additional funding in the next four years to support broader access to IXCHIQ, in LMICs, as well as post-marketing trials and potential label extensions in children, adolescents, and pregnant women. For more details please see Note 5.8.1 Grants. Funds received from CEPI, for this second agreement during the year 2025 amounted to $6.6 million, compared to funds received in 2024 of $11.8 million.
In November 2023, we were awarded a Priority Review Voucher (PRV) in connection with the approval of IXCHIQ. The PRV was sold in February 2024 and generated proceeds of $103 million.
As we continue to develop and commercialize our products and product candidates in the coming years, we will likely continue relying on some or all of these sources of financing, as well as potential milestone payments and royalties that may result from licensing agreements for our products and product candidates.
Cash Flows
Comparisons for the Years Ended December 31, 2025 and 2024
The table below summarizes our cash flows for the years ended December 31, 2025 and 2024:

	Year ended December 31,
in € thousand	2025	2024
Net cash generated from/(used in) operating activities	(52,894)	(67,218)
Net cash generated from/(used in) investing activities	(1,709)	76,916
Net cash generated from/(used in) financing activities	(621)	30,682
NET CHANGE IN CASH AND CASH EQUIVALENTS	(55,224)	40,380
Operating Activities
Net cash used in operating activities for the year ended December 31, 2025 was €52.9 million compared to €67.2 million of net cash used in the year ended December 31, 2024. The outflow primarily reflects the loss for the period of €115.2 million, partially offset by €64.6 million of adjustments to reconcile loss for the period to cash used in operation. These adjustments mainly include depreciation and amortization of tangible and intangible assets (€21.7 million), interest expenses (€41.9 million), and share-based compensation expenses (€9.5 million). These amounts have been partly offset by other non-cash expense of €9.7 million, which mainly consist of currency translation differences.
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
Investing Activities
Net cash used in investing activities for the year ended December 31, 2025 was €1.7 million and comprised primarily purchases for property plant and equipment of €4.4 million, partly offset by interest received of €1.8 million. This compared to cash generated from investing activities of €76.9 million for the year ended December 31, 2024, mainly resulting from proceeds received for the sale of the priority review voucher partly offset by €13.9 million purchases of property, plant and equipment.
Financing Activities
Net cash used in financing activities decreased to €0.6 million for the year ended December 31, 2025 compared to net cash generated from financing activities of €30.7 million for the year ended December 31, 2024. Net cash used in financing activities during the year ended December 31, 2025 primarily reflected the repayment of the D&O Loan, following its replacement with a new non-dilutive debt facility from Pharmakon Advisors, LP, net of related transaction costs. This was partly offset by €30.0 million of net proceeds from three At-The-Market facility transactions. In addition, interest payments amounting to €30.7 million reduced the net cash generated from financing activities and comprise transaction costs, such as exit fees and repayment premium, incurred with the repayment of the D&O Loan.
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
Net cash generated from financing activities for the year ended December 31, 2023 consisted primarily of €81.1 million of net proceeds from borrowings, namely the additional tranches from the financing agreement with Deerfield and OrbiMed drawn in the second half of the year. Interest payments amounting to €12.6 million reduced the net cash generated from financing activities.
Operating and Capital Expenditure Requirements
We have previously incurred significant operating losses, including in the years discussed in this annual report. As of December 31, 2025 and 2024, we had accumulated a net loss of €679.1 million and €563.9 million, respectively. Our net loss was €115.2 million for the year ended December 31, 2025 and our net loss was €12.2 million, and €101.4 million for the years ended December 31, 2024 and 2023, respectively. We expect to continue to incur significant expenses, and we may incur substantial operating losses over the next several years as we market our approved products, advance clinical development of our product candidates and continue our research and development efforts in the United States, Europe, and endemic markets. Our net losses may fluctuate significantly from quarter to quarter and year to year, depending on the timing of our clinical trials and our expenditures on other research and development activities.
We anticipate that our expenses will increase in connection with our ongoing activities, as we:
•invest in our vaccine candidate programs, including Shigella, and our other pre-clinical and research programs;
•invest into fulfilling Phase 4 post-marketing obligations related to IXCHIQ, our chikungunya vaccine; and
•invest in our working capital and general corporate purposes.
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
We expect to finance these expenses and our operating activities through a combination of revenue from sales of our products, grants, milestone and service payments from our collaboration with Pfizer regarding our Lyme disease vaccine candidate, and our existing liquidity. If we are unable to generate sufficient revenue from product sales and through our collaboration agreements in accordance with our expected timeframes, we will need to raise additional capital through the issuance of our shares, through other equity or debt financings or through collaborations with other companies. However, we may be unable to raise additional funds or enter into other funding arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant others rights to develop or market drug candidates that we would otherwise prefer to develop and market ourselves. Our ability to successfully transition to profitability will be dependent upon achieving a level of revenues adequate to support our cost structure. We cannot assure you that we will ever be profitable or generate positive cash flow from operating activities.
Although it is difficult to predict future liquidity requirements, we believe that our existing cash and cash equivalents as of December 31, 2025 will be sufficient to fund our operations through at least 12 months after publication of this document.
Contractual Obligations
The following table discloses aggregate information about our material long-term contractual obligations as of December 31, 2025 and the periods in which payments are due. Future events could cause actual payments and timing of payments to differ from the contractual cash flows set forth below.

in € thousand	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Borrowings	17,905	33,439	215,495	851	267,690
Lease liabilities	2,739	5,572	5,414	14,357	28,082
Refund liabilities	10,814	6,684	—	—	17,498
TOTAL	31,458	45,695	220,909	15,208	313,270
The amounts disclosed in the table above are the contractual undiscounted cash flows.
Borrowings
As of December 31, 2025, the carrying amount of bank borrowings and other loans was €179.2 million. Of this, €173.4 million related to the Financing Agreement with Pharmakon Advisors, LP. For more information as to the Financing Agreement, see Note 5.24.1 Principal loan. Other borrowings related to financing of research and development expenses and CIR (research and development tax credit in France) of €3.1 million and the CEPI loan in the amount of €2.6 million, which relates to advanced payments received which are expected to be paid back in the future.
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
Lease Liabilities
As of December 31, 2025, the outstanding, discounted amount of lease liabilities was €28.1 million. Of this, €26.4 million related to the lease agreements for two premises in Sweden, which we expect will terminate in 2031 and 2037, respectively. Base rent will increase based on an inflation index. Other lease liabilities of €1.7 million related to a number of minor agreements with various conditions (interest rates) and terms (maturities).
As of December 31, 2024, the outstanding, discounted amount of lease liabilities was €28.9 million. Of this, €26.9 million related to the lease agreements for two premises in Sweden. Base rent will increase based on an inflation index. Other lease liabilities of €2.1 million related to a number of minor agreements with various conditions (interest rates) and terms (maturities).
Refund Liabilities

As of December 31, 2025, the carrying amount of refund liabilities was €17.5 million. Of this, €9.0 million (all current) related to the collaboration with Pfizer, as we are funding 40% of Phase 3 clinical trial costs performed by Pfizer, and €6.7 million (all non-current) related to the expected payment to GSK related to the termination of the strategic alliance agreement in 2019, and €1.8 million (all current) related to refund liabilities to customers related to rebate and refund programs as well as right to return of commercialized products.
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
Our management applied judgement and estimates on critical accounting topics:
Revenue Recognition of Other Revenue and Refund Liabilities
The recognition of other revenues and refund liabilities involves significant management judgement in estimating and updating the transaction price in accordance with IFRS 15. Management is required to assess the nature and amount of variable consideration and to determine whether such amounts are subject to the constraint on variable consideration. Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Management reassesses the estimated transaction price and the application of the constraint at each reporting date. Revenue is only recognized when it is highly likely that it will not reverse in future, and this is a judgement required from management.
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
In 2021 and 2022, several amendments were made to the Collaboration and License Agreement. This resulted in an increase in the expected payments to customer related to Valneva’s contribution to Pfizer’s future development costs. Therefore, for the year ended December 31, 2022, the accumulated revenue recognized since the inception of the agreement with Pfizer amounting to €45.9 million was reversed as other revenues from contracts with customers. In the years ended December 31, 2023 and December 31, 2024, no revenues were recognized as Valneva determined that entitlement to the consideration was not yet highly probable, due to the possibility of increased payments to customers while R&D activities (including the Phase 3 study) are progressing ahead of possible BLA licensure submission to the FDA.
As of December 31, 2025, Valneva reassessed its entitlement to the consideration and the related refund liability. The Phase 3 clinical trial is nearing completion, and the data readout is expected within the first half of 2026. Based on the updated development budget, Valneva determined the probability and magnitude of any further change in the payment to customer.
Due to project progress, Valneva concluded that a portion of the outstanding refund liability no longer represented an obligation to refund consideration to Pfizer and could therefore be released to revenue. For the year ended December 31, 2025, Valneva recognized revenues for R&D work and additional support services of €10.0 million, corresponding to the amount of the refund liability that the Group no longer expects to settle through future payments to Pfizer. As at December 31, 2025, the remaining refund liability related to the Collaboration and License Agreement with Pfizer amounted to €9.0 million, representing Valneva’s best estimate of the portion of consideration that may still need to be refunded through its ongoing contribution to Pfizer’s development costs.

While license and equipment performance obligations were fulfilled in prior periods, the R&D activities and additional services were ongoing through 2025 and satisfy the performance obligation over time. During this period, Valneva funded 40% of the ongoing shared development costs.
Items not included in the transaction price as of December 31, 2025 are (i) $143 million from early commercialization milestones, (ii) royalties, ranging from 14% to 22%, and (iii) $100 million in sales based milestones, which will be recognized as and when they occur.

Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
On December 20, 2023, our shareholders approved one-tier governance system under which the Company is led by a Board of Directors. We refer to our senior management as the Executive Committee.
The following table sets forth information concerning the members of our Executive Committee and Board of Directors as of the date of this annual report.

Name	Age	Position
Executive Committee
Thomas Lingelbach	62	Director, President & Chief Executive Officer
Peter Bühler	56	Chief Financial Officer
Franck Grimaud	59	Chief Business Officer (until June 25, 2025)
Juan Carlos Jaramillo	55	Chief Medical Officer
Dipal Patel	52	Chief Commercial Officer
Vincent Dequenne	58	Chief Operating Officer
Petra Pesendorfer	40	Chief People Officer
Hanneke Schuitemaker	62	Chief Scientific Officer
Kendra Wergin	40	General Counsel and Corporate Secretary
Non-Employee Directors
Anne-Marie Graffin	64	Chair of the Board of Directors
James Sulat	75	Vice Chair of the Board of Directors
James Connolly	61	Member of the Board of Directors
Maïlys Ferrère	63	Representative of Bpifrance Participations SA, member of the Board of Directors (until June 25, 2025)
Danièle Guyot-Caparros	67	Member of the Board of Directors
Kathrin Jansen	68	Member of the Board of Directors
Gerd Zettlmeissl	70	Member of the Board of Directors
Executive Committee
The members of our Executive Committee are appointed by the Board of Directors and are responsible for the day-to-day management of the Company. Certain members of the Executive Committee were also appointed as Associate Managing Officers (Directeurs Généraux Délégués) until June 25, 2025, as described further in this Item 6.
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
Franck Grimaud served as our Chief Business Officer from 2013 until June 25, 2025. Prior to joining us, he served as Chief Executive Officer of Vivalis SA from 1999 until its merger with Intercell AG in 2013. Mr. Grimaud has served as Chair of the Governing Board of Fonds Pays de la Loire Participations since September 2016 and as President of the Board of Directors of Atlanpole Biothérapies since February 2018, where he served as Treasurer from January 2015 to February 2018. Mr. Grimaud holds an M.B.A. from University of Ottawa and received his Licence AES from Université de Poitiers.
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
Kendra Wergin has served as our General Counsel and Corporate Secretary and as a member of our Executive Committee since August 2024. Ms. Wergin is admitted to the bars of New York, California, Virginia, and the District of Columbia. She joined Valneva in 2020 as Senior Corporate Counsel and served as Vice President, Legal and Associate General Counsel from March 2023 until her appointment to the Executive Committee. Prior to joining Valneva, Ms. Wergin served as Corporate Counsel at Intuit (2020) and as an Associate in the London and Paris offices of Latham & Watkins LLP (2014-2019), where she practiced corporate law. Ms. Wergin brings additional skills from prior experience in public education, local government, and consulting. Ms. Wergin holds a Juris Doctor from the University of Virginia School of Law, a Master droit économique (Master in Economic Law) from l’Institut d’Etudes Politiques de Paris (Sciences Po), a Master of Arts in Teaching from American University, and a Bachelor of Arts from the College of William & Mary.
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
James Sulat joined our Supervisory Board in 2013 and was appointed to the new Board of Directors in December 2023. He is currently Vice Chairman of our Board of Directors. Previously, he served on the Supervisory Board of Intercell AG from 2005 until its merger with Vivalis SA in 2013. From 2009 to 2013, Mr. Sulat served as Chief Executive Officer and Chief Financial Officer of Maxygen, Inc., and as a member of Maxygen’s Board of Directors from 2003 to 2013. From 2005 to 2009, Mr. Sulat served in a variety of roles at Memory Pharmaceuticals Corp., including as President and Chief Executive Officer from 2005 to 2008 and as a member of Memory’s Board of Directors from 2005 to 2009. Previously, Mr. Sulat served as Chief Financial Officer for Chiron Corporation and Stanford Health Services. He previously served on the Boards of Directors of GS Holdings, Inc. from October 2021 to December 2025, Exicure, Inc. from 2021 until December 2022, Arch Therapeutics, Inc. from 2015 until December 2021, and AMAG Pharmaceuticals, Inc. from 2014 to November 2020. Mr. Sulat received an MBA and an M.S. in Health Services Administration from Stanford University and a B.S. in Administrative Sciences from Yale University. We believe Mr. Sulat’s experience in the pharmaceutical industry, expertise in corporate finance and public company board experience qualifies him to serve on our Board of Directors.
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
Maïlys Ferrère joined our Supervisory Board in June 2022 as representative of Bpifrance Participations, member of the Supervisory Board, and represented Bpifrance Participations on our Board of Directors until June 25, 2025. Ms. Ferrère has served as a Director, Head of the Large Venture Investment Activity at Bpifrance, France’s public investment bank, since October 2013. Ms. Ferrère served on the board of directors of Sequans Communications S.A., a publicly traded French designer, developer and supplier of cellular semiconductor solutions, and serves on the Board of DBV Technologies, a publicly traded French company that develops a treatment against peanut allergy. Ms. Ferrère served on the board of directors of Innate Pharma SA., a French global oncology-focused biotech company, from 2017 to 2021. Ms. Ferrère served on the board of directors at Gensight Biologics S.A., a French publicly traded biotechnology company, from 2016 to 2019. She graduated from Institut d’Etudes Politiques Paris and began her career with the Internal Audit of Société Générale before working for multiple French banks in the equity capital markets origination department.
Danièle Guyot-Caparros joined our Board of Directors in 2024. She started her career in Audit and Corporate Finance with PWC specializing in the Chemical/Pharma Industry. In 1992, she joined Rhône-Poulenc-Rorer (later Aventis and Sanofi) where she held several senior finance positions (CFO Global R&D, CFO Europe, Group Planning). In 2008, she became Senior Advisor for Deloitte France to support the development of the Life Sciences and Health Care Industry practice. She has supported multiple engagements with a large diversity of clients (big and mid-size pharma companies, biotech, foundations etc.) focusing on transformation, governance issues and M&A. Ms. Guyot-Caparros is also an experienced non-executive director with a focus on Biotech/Medtech. From 2015 to 2017, she was board and audit committee member at Diaxonhit (now Eurobio Scientific) listed on Euronext Growth. She chaired the audit committee of Supersonic Imagine from July 2018 to September 2019 until the acquisition of the company by US group Hologic. From 2013 to June 2022, she chaired the audit committee of ONXEO (listed on Euronext, OMX Copenhagen and now Euronext Growth) and chaired the board from May 2019 to July 2021. In October 2022, she joined the board of DBV Technologies, a company listed on Euronext and Nasdaq, and she is a member of the audit committee and of the compensation committee. In October 2025, she joined the board of ALTEN Group, and she is the chair of its audit committee. Ms. Guyot-Caparros is a graduate from ICN (Institut Commercial de Nancy), with specialization in finance and accounting. She holds a chartered accountant degree and a non-executive director qualification awarded by IFA-Science-Po. We believe that Ms. Guyot-Caparros’s experience in finance and business operations qualify her to serve on our Board of Directors.
Kathrin Jansen joined our Supervisory Board in June 2023 and was appointed to our new Board of Directors in December 2023. Dr. Jansen has over 30 years of vaccine R&D experience focused on the development of vaccines addressing large unmet medical needs. From 2015 to 2022 she served as Senior Vice President and Head of Vaccine Research and Development at Pfizer Inc, and as a member of Pfizer’s Worldwide Research, Development and Medical leadership team. She led a fully integrated, global vaccines research and development organization, with responsibilities ranging from discovery to clinical development, registration, and postmarketing commitments of all of Pfizer’s vaccines, including partnered ones. Most notably she led the development of several highly successful and licensed vaccines such as Pfizer/BioNtech’s SARS-CoV-2 (COMIRNATY), the first-ever licensed mRNA vaccine, Pfizer’s Streptococcus pneumoniae (Prevnar 20), Respiratory syncytial virus (Abrysvo), and Meningococcal B Group B (Trumenba) vaccines. From 2006 to 2015, Dr. Jansen served as Senior Vice President at Wyeth Pharmaceuticals and then Pfizer and was responsible for vaccine discovery, early development, and clinical testing operations. Prior to Wyeth, Dr. Jansen spent 12 years at Merck Research Laboratories supporting several vaccine efforts and leading the R&D activities of Gardasil, the world’s first cervical cancer vaccine. Dr. Jansen received her Ph.D. in microbiology, biochemistry & genetics from Phillips

Universitaet, Marburg, Germany, in 1984 followed by postdoctoral training at Cornell University. Dr. Jansen was appointed an Adjunct Professor at the University of Pennsylvania School of Medicine in 2010 and has authored and co-authored over 200 publications. She is a member of the National Academy of Medicine, National Academy of Engineering, a Fellow of the Royal Society of Medicine and recipient of the Albert E Sabin Gold Medal. We believe that Dr. Jansen’s experience in the vaccines industry qualifies her to serve on our Board of Directors.
Gerd Zettlmeissl joined our Board of Directors in June 2025. Dr. Zettlmeissl has more than 40 years of R&D and General Management leadership experience in the biopharmaceutical industry. Since 2012 he has served on the Board of Directors and Scientific Advisory Boards of a number of non-profit organizations and biotech/vaccine companies. His Board of Directors appointments included chairman of GlycoVaxyn (Switzerland) acquired by GlaxoSmithKline and Themis (Austria) acquired by Merck Sharp and Dohme, chairman of Hilleman Laboratories (India, Singapore) and of Minervax (Denmark). He currently is a member of the Scientific Advisory Board of Biological E. (India). Dr. Zettlmeissl is the former CEO of the vaccine biotech company Intercell (now Valneva). Prior to joining Intercell, he was Managing Director of Chiron-Behring (Germany) and held senior management roles in biopharmaceutical R&D and Technical Operations at Chiron (USA) and Behringwerke (Germany). In 2010, he was named Vaccine Biotech CEO of the Year at the World Vaccine Congress. Dr. Zettlmeissl has authored and co-authored a wide range of patents and publications. He holds a doctoral degree in biochemistry of the University of Regensburg and did a post-doctoral fellowship at the Institut Pasteur Paris in virology. We believe that Dr. Zettlmeissl’s experience in the vaccines industry and historical knowledge of Valneva qualify him to serve on our Board of Directors.
Diversity of the Board of Directors
As of the date of this annual report, our Board of Directors consists of three women and four men. We therefore comply with the applicable provisions of the French Commercial Code, which requires that the difference between the number of directors of each gender should be no greater than two.
Family Relationships
There are no family relationships among any of the members of our Board of Directors and Executive Committee.
B. Compensation
Compensation of Members of the Board of Directors
We pay all our Board members, other than as described below, for their service on our Board of Directors. This compensation consists of base compensation (made up of basic fees and supplements depending on their role on the Board and Committees, except for the Chair) and additional compensation as described below (which is based on the length of their service on the Board). Fees are fixed but may be reduced if meeting attendance is under 75%. At our General Meeting of shareholders held on June 25, 2025, shareholders approved the compensation scheme for base compensation as shown below, payable to our directors in respect of 2025:

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
The shareholders also approved the additional compensation component for each Board member, which is structured as follows (and may be prorated in case the Board member leaves the Board before the date triggering the payment of this compensation):
•€13,300 to be paid approximately one year after the date of appointment;
•€26,600 to be paid approximately two years after the date of appointment;
•€39,900 to be paid approximately three years after the date of appointment and again annually thereafter.
The following table sets forth the total compensation earned by members of the Board during the year ended December 31, 2025 for their service on our Board, in accordance with the principles described above:

Member	Compensation
Anne-Marie Graffin	€129,900
James Sulat	€111,150
James Connolly	€107,400
Kathrin Jansen	€90,350
Danièle Guyot-Caparros	€73,300
Gerd Zettlmeissl	€30,000
Ms. Maïlys Ferrère did not receive any compensation in connection with her representation of Bpifrance Participations on the Board of Directors through June 25, 2025, end date of her term, as Bpifrance Participations waived its right to receive such compensation. In addition, in accordance with the decision of the Board of Directors held on December 20, 2023, Mr. Thomas Lingelbach does not receive any compensation for his role on the Board of Directors.
Compensation of CEO and Associate Managing Officers — 2025
The Company’s general management was represented until June 25, 2025 by our CEO (Directeur Général), Mr. Thomas Lingelbach, and the Associate Managing Officers (Directeurs Généraux Délégués) listed below, also appointed in order to assist Mr. Lingelbach in the performance of his duties:
•Franck Grimaud, Chief Business Officer;
•Peter Bühler, Chief Financial Officer;
•Juan Carlos Jaramillo, Chief Medical Officer; and
•Dipal Patel, Chief Commercial Officer.
The Board of Directors decided not to renew the appointments of any of the Associate Managing Officers, and therefore although Mr. Bühler, Mr. Jaramillo, and Ms. Patel continue in their respective executive roles, their titles of Associate Managing Officer expired on June 25, 2025. Mr. Grimaud left the Company on June 25, 2025.
The current term of office of Mr. Lingelbach will end at the 2026 General Meeting called to approve the annual financial statements for the fiscal year ended December 31, 2025. The Board of Directors has agreed to extend Mr. Lingelbach’s term as Chief Executive Officer for an additional three years, ending at the 2029 General Meeting called to approve the annual financial statements for the fiscal year ended December 31, 2028.
The method and amount of compensation for the CEO and each Associate Managing Officer (if any) is determined by the Board of Directors, after recommendation by the Nomination, Governance and Compensation Committee.
The following tables set forth compensation earned by the CEO and Associate Managing Officers with respect to the year ended December 31, 2025.

Mr. Thomas Lingelbach – Chief Executive Officer and member of the Board of Directors since December 20, 2023 (previously Chair of the Management Board)
Mr. Lingelbach’s 2025 compensation is defined in accordance with (a) the provisions of the Management Agreement executed between Mr. Lingelbach and Valneva Austria GmbH, which came into force at the end of our Combined General Meeting held on June 23, 2022 (as amended, notably on December 20, 2023), and (b) the decisions of our Board of Directors, as applicable.

Type of Compensation	Amount of compensation earned	Description
Fixed compensation	€581,793.00	According to the decision of the Company’s Board of Directors dated March 19, 2025.
Annual variable compensation	€318,531.67
(Amount granted with respect to the objectives set for the year 2025, calculated on the basis of 75% of the gross annual salary defined by the Company’s Board of Directors on March 19, 2025 and taking into account the validation of 73% of the objectives by the Company’s Board of Directors on February 26, 2026).

Exceptional compensation	€0.00
Multi-year variable compensation	€0.00
Compensation in connection with Board membership	€0.00
Fringe benefits :
– Car rental	Lease fee: €10,142.77 Insurance: €5,239.08 Other car related expenses (except fuel) : €11,383.66	Maximum €1,320 per month for the lease fee as per Mr. Lingelbach’s Management Agreement.
– Death and endowment insurance policy	€18,000.00	Long-term life insurance policy as a retirement savings product.
– Reimbursement of home workplace journeys made by flights, and associated costs	€5,854.05	Reimbursement for the costs of weekend flights between Mr. Lingelbach's hometowns in Germany and Austria and sites of Valneva, these costs including the transfers from and to the airport.
Total compensation	€950,944.23

Mr. Franck Grimaud – Chief Business Officer and Associate Managing Officer from December 20, 2023 until June 25, 2025 (previously Management Board member and Managing Director)
Mr. Grimaud’s 2025 compensation is defined in accordance with (a) the provisions of the Management Agreement executed between Mr. Grimaud and Valneva SE, which came into force at the end of our Combined General Meeting held on December 20, 2023 and ended on June 25, 2025, and (b) the decisions of our Board of Directors, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€142,434.06	Amount prorated to take account of Mr. Grimaud's departure date. His fixed annual compensation was set at €291,748 by a decision of the Company’s Board of Directors on March 19, 2025.
Annual variable compensation	€0.00	In accordance with the conditions of termination set for, and agreed by, Mr. Grimaud.
Multi-year variable compensation	€0.00
Exceptional compensation	€0.00
Fringe benefits :
– Car rental	Lease fee: €6,417.88 Insurance: €986.85 French taxes on the use of vehicles: €100.00	Taking into account the departure date of Mr. Grimaud, the maximum amount allocated for 2025 by Mr. Grimaud's Management Agreement was €1,320 per month, or €15,840 for the year.
– Garantie Sociale des Chefs et Dirigeants d’Entreprises	€9,164.00
A Social Insurance Contract for Company directors and Managers (Convention Garantie Sociale des Chefs et Dirigeants d’Entreprise) has been granted to Mr. Franck Grimaud. The purpose of this contract is to guarantee the payment of compensation in case of unemployment up to 70% of the last professional net income filed with the tax authorities. This GSC was set up pursuant to an authorization of the Board of Directors of October 26, 2000.

Total compensation	€159,102.79

Dr. Juan Carlos Jaramillo – Chief Medical Officer
Associate Managing Officer (Directeur Général Délégué) from December 20, 2023 until June 25, 2025 (previously Management Board member )
Dr. Jaramillo’s 2025 compensation is defined in accordance with (a) the provisions of the Management Agreement executed between Dr. Jaramillo and Valneva Austria GmbH, which came into force at the end of the Company's Combined General Meeting held on June 23, 2022 (as amended, notably on December 20, 2023; the agreement was replaced in its entirety by a new Management Agreement effective June 25, 2025, considering the expiry of Mr. Jaramillo’s duties as Associate Managing Officer on that same date), and (b) the decisions of our Board of Directors, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€199,162.08
Prorated amount based on the execution period of Mr. Jaramillo’s duties as Associate Managing Officer in 2025.
The officer's fixed annual compensation was set at €413,035 by a decision of the Company’s Board of Directors on March 19, 2025.

Annual variable compensation	€152,822.95
Amount granted with respect to the objectives set for the year 2025, calculated on the basis of 50% of the gross annual salary defined by the Company’s Board of Directors on March 19, 2025 and taking into account the validation of 74% of the objectives by the Company’s Board of Directors on February 26, 2026.

Multi-year variable compensation	€0.00
Exceptional compensation	€0.00
Fringe benefits :
– Car allowance	€7,920.00
€1,320 per month as per Mr. Jaramillo’s Management Agreement; the amount of compensation earned that is presented takes into account the execution period of his duties as Associate Managing Officer in 2025.

– Death and endowment insurance policy	€9,000.00
Long-term life insurance policy as a retirement savings product; the amount of compensation earned that is presented takes into account the execution period of Mr. Jaramillo's duties as Associate Managing Officer in 2025.

– Reimbursement of home workplace journeys made by flights, and associated costs	€7,692.83
Reimbursement for the costs of weekend flights between Mr. Jaramillo's hometown in Spain and site of Valneva Austria, these costs including the transfers from and to the airport. The amount of compensation earned that is presented takes into account the execution period of Mr. Jaramillo's duties as Associate Managing Officer in 2025.

Total compensation	€376,597.86

Mr. Peter Bühler – Chief Financial Officer
Associate Managing Officer (Directeur Général Délégué) from December 20, 2023 until June 25, 2025 (previously Management Board member)
Mr. Bühler’s 2025 compensation is defined in accordance with (a) the provisions of the Management Agreement executed between Mr. Bühler and Valneva Austria GmbH, which came into force at the end of our Company's Combined General Meeting held on June 23, 2022 (as amended, notably on December 20, 2023; the agreement was replaced in its entirety by a new Management Agreement effective June 25, 2025, considering the expiry of Mr. Bühler’s duties as Associate Managing Officer on that same date), and (b) the decisions of our Board of Directors, as applicable.

Type of compensation	Amount of compensation earned	Description
Fixed compensation	€201,139.07
Prorated amount based on the execution period of Mr. Bühler’s duties as Associate Managing Officer in 2025.
The officer's fixed annual compensation was set at €417,135 by a decision of the Company’s Board of Directors on March 19, 2025.

Annual variable compensation	€171,025.35
Amount granted with respect to the objectives set for the year 2025, calculated on the basis of 50% of the gross annual salary defined by the Company’s Board of Directors on March 19, 2025 and taking into account the validation of 82% of the objectives by the Company’s Board of Directors on February 26, 2026.

Multi-year variable compensation	€0.00
Exceptional compensation	€0.00
Fringe benefits :
– Car allowance	€7,920.00
€1,320 per month as per Mr. Bühler’s Management Agreement; the amount of compensation earned that is presented takes into account the execution period of his duties as Associate Managing Officer in 2025.

– Death and endowment insurance policy	€9,000.00
Long-term life insurance policy as a retirement savings product; the amount of compensation earned that is presented takes into account the execution period of Mr. Bühler's duties as Associate Managing Officer in 2025.

Total compensation	€389,084.42

Ms. Dipal Patel – Chief Commercial Officer
Associate Managing Officer (Directrice Générale Déléguée) from December 20, 2023 until June 25, 2025 (previously Management Board member)
Ms. Patel’s 2025 compensation is defined in accordance with (a) the provisions of the Management Agreement executed between Ms. Patel and Valneva UK Ltd, which came into force on November 18, 2022 (as amended, notably on December 20, 2023; the agreement was replaced in its entirety by a new Management Agreement effective June 25, 2025, considering the expiry of Ms. Patel’s duties as Associate Managing Officer on that same date), and (b) the decisions of our Board of Directors, as applicable.

Type of compensation	Amount of compensation earned (*)	Description
Fixed compensation	£153,374.12, or €175,304.74
Prorated amount based on the execution period of Ms. Dipal’s duties as Associate Managing Officer in 2025.
The officer's fixed annual compensation was set at £318,077 by a decision of the Company’s Board of Directors on March 19, 2025.

Annual variable compensation	£122,459.65, or €139,969.88
Amount granted with respect to the objectives set for the year 2025, calculated on the basis of 50% of the gross annual salary defined by the Company’s Board of Directors on March 19, 2025 and taking into account the validation of 77% of the objectives by the Company’s Board of Directors on February 26, 2026.

Multi-year variable compensation	€0.00
Exceptional compensation	€0.00
Fringe benefits :
– Car allowance	£6,696.00 or €7,653.45	£1,116 per month per Ms. Patel’s Management Agreement; the amount of compensation earned that is presented takes into account the execution period of her duties as Associate Managing Officer in 2025.
– Contribution to UK pension plan	£11,598.38, or €13,256.81	7.5% of the gross annual salary; the amount of compensation earned that is presented takes into account the execution period of her duties as Associate Managing Officer in 2025.
Total compensation	€336,184.88
(*) Exchange rate applied: €1 for £0.8749 (average rate for December 2025). This rate will be updated, in particular with regard to the annual variable compensation, at the time of the bonus payment expected in July 2026 (subject to prior approval by the Company's Annual Ordinary General Meeting to be held in June 2026).

Compensation of the CEO —2026
The Board of Directors confirmed in its meeting on January 27, 2026 that Mr. Lingelbach’s base salary for his next term of office beginning on June 25, 2026 will be €581,793.
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
Under our plans that are currently in force (or were in force during 2025), each option converts into one ordinary share. Our stock option plans currently in force do not include a discount on the exercise price.
All stock options not exercised within ten years of the grant date lapse without compensation.

The following table sets forth the stock options outstanding as of December 31, 2025 (or which were in force during 2025):

Plan name	ESOP 2015	ESOP 2016	ESOP 2017	ESOP 2019	SLG SOP 2022	ESOP 2022
General Meeting date	June 26, 2014	June 30, 2016	June 30, 2016	June 28, 2018	June 23, 2022	June 23, 2022
Grant date	July 28, 2015	October 7, 2016	December 7, 2017	September 30, 2019	October 10, 2022	October 10, 2022
Subscription price	€3.92	€2.71	€2.85	€3.05	€6.47	€6.47
Option/share conversion ratio	1: 1	1: 1	1: 1	1: 1	1: 1	1: 1
Stock options granted to employees and/or corporate officers by the Management Board at launch of plan	712,000	584,250	1,269,500	2,670,010	1,159,751	2,154,500
Vesting dates	July 28, 2017 (for 50% of the options) July 28, 2019 (for the remaining 50%)	October 7, 2018 (for 50% of the options) October 7, 2020 (for the remaining 50%)	December 7, 2019 (for 50% of the options) December 7, 2021 (for the remaining 50%)	September 30, 2020 (for 1/3 of the options) September 30, 2021 (for another 1/3 of the options) September 30, 2022 (for the remainder)	October 10, 2023 (for 1/3 of the options) October 10, 2024 (for another 1/3 of the options) October 10, 2025 (for the remainder)	October 10, 2023 (for 1/3 of the options) October 10, 2024 (for another 1/3 of the options) October 10, 2025 (for the remainder)
Stock options exercised as of December 31, 2025	478,845	385,500	720,981	589,016	0	0
Shares resulting from exercise of stock options	478,845	385,500	720,981	589,016	0	0
Outstanding stock options as of December 31, 2025	0	8,500	202,375	892,400	790,711	1,249,500
Of which outstanding stock options held by corporate officers	0	0	0	0	Mr. Thomas Lingelbach: 313,930	0
Shares potentially resulting from stock option exercise after December 31, 2025	0	8,500	202,375	892,400	790,711	1,249,500
Stock options having lapsed as of December 31, 2025	233,155	190,250	346,144	1,188,594	369,040	896,000

Plan name	SLG SOP 2023	ESOP 2023	SLG SOP 2024	ESOP 2024	ESOP 2025
General Meeting date	June 21, 2023	June 21, 2023	December 20, 2023	December 20, 2023	June 25, 2025
Grant date	December 15, 2023	December 15, 2023	October 22, 2024	October 22, 2024	July 7, 2025
Subscription price	€5.25	€5.25	€2.62	€2.62	€2.49
Option/share conversion ratio	1: 1	1: 1	1: 1	1: 1	1: 1
Stock options granted to employees and/or corporate officers by the Management Board at launch of plan	1,284,519	2,156,750	2,619,966 (including 1,520,269 to corporate officers)	2,337,750	1,862,610
Vesting dates	December 15, 2024 (for 1/3 of the options) December 15, 2025 (for another 1/3 of the options) December 15, 2026 (for the remainder)	December 15, 2024 (for 1/3 of the options) December 15, 2025 (for another 1/3 of the options) December 15, 2026 (for the remainder)	October 22, 2025 (for 1/3 of the options) October 22, 2026 (for another 1/3 of the options) October 22, 2027 (for the remainder)	October 22, 2025 (for 1/3 of the options) October 22, 2026 (for another 1/3 of the options) October 22, 2027 (for the remainder)	July 7, 2026 (for 1/3 of the options) July 7, 2027 (for another 1/3 of the options) July 7, 2028 (for the remainder)
Stock options exercised as of December 31, 2025	0	0	123,109	317,921	0
Shares resulting from exercise of stock options	0	0	123,109	317,921	0
Outstanding stock options as of December 31, 2025	977,705	1,655,500	2,241,997	1,749,658	1,757,860
Of which outstanding stock options held by corporate officers	Mr. Thomas Lingelbach: 322,271	0	Mr. Thomas Lingelbach: 581,634	0	0
Shares potentially resulting from stock option exercise after December 31, 2025	977,705	1,655,500	2,241,997	1,749,658	1,757,860
Stock options having lapsed as of December 31, 2025	306,814	501,250	254,860	270,171	104,750

Free Ordinary Shares
Free ordinary shares (actions ordinaires gratuites) are employee equity incentive instruments pursuant to which the beneficiaries are granted, for free, the possibility to receive our ordinary shares under certain conditions.
In 2025, the Company’s Board of Directors granted 3,537,321 free ordinary shares for the benefit of Executive Committee and members of the Company’s senior management (2024: 991,643). The purpose of these free share plans is to provide a long-term incentive program for the Company’s senior management.
 The following table shows the free ordinary shares outstanding as of December 31, 2025:

Plan name	2022-2025 Free Share Plan (terminated on October 10, 2025)
General Meeting date	June 23, 2021
Management Board decision	October 10, 2022
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

Free ordinary shares fully vested as of December 31, 2025	320,521
Free ordinary shares being vested as of December 31, 2025	0
Free ordinary shares lapsed as of December 31, 2025	53,869
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

Plan name	2023-2026 Free Share Plan
General Meeting date	June 21, 2023
Management Board decision	December 15, 2023
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

Free ordinary shares fully vested as of December 31, 2025	255,218
Free ordinary shares being vested as of December 31, 2025	127,631 (including 27,623 for executive corporate officers)
Free ordinary shares lapsed as of December 31, 2025	62,471
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

Free ordinary shares fully vested as of December 31, 2025	0
Free ordinary shares being vested as of December 31, 2025	946,408 (including 167,012 by executive corporate officers)
Free ordinary shares lapsed as of December 31, 2025	45,235
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

Plan name	2025-2028 Performance-based Free Share Plan
General Meeting date	June 25, 2025
Board of Directors decision	July 7, 2025
Free ordinary shares granted by the Board of Directors
3,537,321 allocated in three tranches, each amounting to one third of the total ordinary shares granted by the Board of Directors. If one third is not a whole number, the number of free shares will be rounded down for the first two tranches and rounded up for the third tranche.

Duration of vesting period
The vesting period is set at two (2) years as from July 7, 2025, for the first tranche, and three (3) years as from July 7, 2025, for the second and the third tranches. The vesting of performance-based free ordinary shares thus becomes final, for each tranche, at the end of the aforementioned vesting period, subject to the fulfillment of the employment and performance conditions described below.

Date of availability
In accordance with the decision of the Board of Directors of July 7, 2025 and pursuant to Section II (5th paragraph) of Article L. 225-197-1 of the French Commercial Code when applicable, the CEO (Directeur Général) and each of the other members of the Executive Committee must keep not less than 20% of their respective performance-based free shares vested under the plan, until termination of both his/her Executive Committee membership, and as applicable to the CEO, his corporate office.

Free ordinary shares fully vested as of December 31, 2025	0
Free ordinary shares being vested as of December 31, 2025	3,401,001 (including 658,107 by executive corporate officers)
Free ordinary shares lapsed as of December 31, 2025	136,320
Performance and employment conditions
The final acquisition (“acquisition définitive”), by the Participants, of the PFS under each tranche of the 2025 PFSP will depend on the overall level of performance as assessed and determined by the Board in respect of the Performance Period (as defined below) taking into account the performance metrics and principles as approved by the Board and communicated to the Participants. Performance Period means 2025 and 2026 for all tranches, the performance criteria being assessed cumulatively over these two years.
In addition, the beneficiaries of the plan must continuously remain a corporate officer or employee (full time or not less than 50%) of the Company or a direct or indirect subsidiary of the Company until the final acquisition of the performance-based free shares, subject to the retirement exception.

Provisions relating to retirement
Participants who will retire in accordance with the age requirements of their applicable retirement regime before complete vesting will remain entitled to a prorated amount of shares, for each unvested tranche, based on the period from the date of grant until retirement, as compared to the total duration of the tranche in question; it being specified, that for purposes of this calculation, the duration of the first tranche will be deemed to be one year and the duration of the second tranche will be deemed to be two years.
The amount of shares to be definitively acquired with the participant who retired will then be determined by taking into account the overall level of performance, as set by the Board of Directors. The continuous presence condition will cease to apply in respect of all unvested shares of the participant who is retiring, as from the effective date of his/her retirement, it being specified, however, that the continuous presence condition of the concerned participant must have been satisfied between the date of grant and the effective date of his/her retirement.

Provisions relating to a change of control
If a Change of Control takes place before July 7, 2027, and Article L. 225-197-1, III of the French Commercial Code does not apply, the plan will be canceled and the Company will indemnify the beneficiaries for the loss of unvested free ordinary shares granted under the canceled plan, subject however for the beneficiaries who are corporate officers to the shareholders’ approval to the indemnity so allocated. The gross amount of this indemnity shall be calculated as follows: a) in cases where the performance conditions have not yet been assessed by the Board of Directors in respect of the unvested shares at the time of the Change of Control, the gross amount of indemnity shall be determined as though these shares had been vested with an overall level of performance set at 100% by the Board of Directors; and b) in cases where the performance conditions have already been assessed by the Board of Directors in respect of the unvested shares at the time of the Change of Control, the gross amount of indemnity shall be calculated by taking into account the overall level of performance as determined by the Board of Directors.
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
The strike price per phantom share for each past program was calculated on the basis of the volume-weighted average closing price of our shares on Euronext Paris during a period of 20 trading days prior to the grant of options under the parallel ESOP. Strike price of the phantom stock option program currently remaining in force is set at €3.05. The phantom shares will be settled in cash until 2030 by subtracting the entry price per share from the market price per share and multiplying the result by the total number of granted phantom shares, but only if our market price per share at that date exceeds the strike price. The market price per share will be based on the closing price of our shares on Euronext Paris on the date of receipt of the exercise notice.
As of December 31, 2025, the remaining Phantom Stock Option Program consisted of an aggregate of 10,000 phantom shares.
The Phantom Stock Option Program does not have any dilutive effect on our shareholders, as the phantom shares do not constitute or qualify for our ordinary shares.
The liability for the phantom plan is measured (initially at the end of each reporting period until settled) at the fair value of the share options rights, by applying an option pricing model taking into account the terms and conditions on which the phantom rights were granted and the extent to which the employees have rendered services to date.
C. Board Practices
We are led by a Board of Directors, with our senior management comprising an Executive Committee. Responsibility for the management of the Company rests with our Executive Committee, notably through our Chief Executive Officer (Directeur Général) and (until June 25, 2025) four other members appointed as Associate Managing Officers (Directeurs Généraux Délégués) who together formed the Company’s General Management.

We present the details of the Board of Directors below.
Composition
The Board of Directors is composed of a minimum of three and a maximum of eighteen members. Directors are generally appointed for a renewable term of three years at the general meeting of shareholders. The age limit for the members of the Supervisory Board is 80, and no more than 20% of the directors may be over 75 years old. The limitations on holding such an appointment concurrently with an appointment in another company are subject to the applicable legal and regulatory provisions. Six out of seven of our directors were appointed by our shareholders during our Combined General Meeting on December 20, 2023, and one was newly appointed by our shareholders during our Combined General Meeting on June 26, 2024. The terms of Mr. Connolly, Ms. Graffin, Dr. Jansen, Mr. Lingelbach, and Mr. Sulat will expire at the end of the annual General Meeting of shareholders to be held in June 2026. In February 2026, we announced that the Board had renewed Mr. Lingelbach’s appointment as Chief Executive Officer and, subject to confirmation by our shareholders at the annual General Meeting in June 2026, as a member of the Board of Directors, for an additional three years. The term of Ms. Guyot-Caparros will expire at the end of the annual General Meeting of shareholders to be held in June 2027, and the term of Mr. Zettlmeissl will expire at the end of the annual General Meeting of shareholders to be held in June 2028. The Ordinary General Meeting of shareholders may revoke the appointments of directors at any time by a simple majority vote. The directors are appointed by the shareholders and may be individuals or companies (represented by a designated individual). With the exception of Mr. Lingelbach, our Chief Executive Officer and member of the Board of Directors who has a Management Agreement with our subsidiary Valneva Austria GmbH, none of our directors serve pursuant to a service contract providing benefits upon termination of service as a director.
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
Committees
The Board of Directors has established three committees, each of which operates pursuant to rules of procedure adopted by the Board. These committees are the Audit, Compliance and Risk Committee, the Nomination, Governance and Compensation Committee, and the Science and Technology Committee. The Board previously also established an ESG Committee to oversee certain matters related to sustainability, but the Board decided in June 2025 to eliminate this committee and transfer its responsibilities to the Audit, Compliance and Risk Committee, which was already responsible for certain matters related to non-financial reporting and audit.
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
The members of our Audit, Compliance and Risk Committee as of the date of this annual report are Danièle Guyot-Caparros (chair), James Sulat, and James Connolly. Our Board has determined that Ms. Guyot-Caparros, Mr. Sulat, and Mr. Connolly are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our Board has further determined that Ms. Guyot-Caparros and Mr. Sulat are “Audit Committee Financial Experts” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq listing rules.
The principal responsibility of our Audit, Compliance and Risk Committee is to monitor matters relating to the preparation and the review of our accounting and financial information in order to ensure the quality of internal control over financial reporting and the reliability of the information provided to shareholders and to the financial markets. Additionally, the Committee assists the Board in fulfilling its responsibilities related to sustainability matters under applicable laws. The Committee also monitors the implementation of proper risk management processes, including related to reporting of sustainability information and compliance with laws applicable to the Company.
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
The members of our Nomination, Governance and Compensation Committee as of the date of this annual report are James Connolly (chair), Anne-Marie Graffin, and Gerd Zettlmeissl, all of whom are independent. James Sulat also served as a member of this committee until June 25, 2025.
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
Science and Technology Committee
Our Science and Technology Committee assists our Board in oversight of the Company’s research and development programs, portfolio strategy and capital allocation, and scientific and technological expertise.
In accordance with operating rules adopted by the Board, the Science and Technology Committee is composed of at least two members (or their permanent representatives) appointed by the Board. The members of our Science and Technology Committee are Kathrin Jansen (chair), Thomas Lingelbach, and Gerd Zettlmeissl.
D. Employees
As of December 31, 2025, we had a headcount of 674 employees located in Austria, Canada, France, Sweden, the United Kingdom and the United States. The table below shows the number of employees employed by us and each of our subsidiaries:

Location	Number of Employees
Valneva Austria GmbH	305
Valneva Canada Inc.	8
Valneva France SAS	12
Valneva Scotland Ltd	139
Valneva SE	51
Valneva Sweden AB	124
Valneva UK Ltd	13
Valneva USA, Inc.	22
Total	674
Of these employees, approximately 45% were primarily engaged in manufacturing, 21% in research and development, 25% in general and administrative functions, and 9% in commercial operations.
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

Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table and accompanying footnotes sets forth, as of December 31, 2025, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•each of the members of our Board of Directors (including the former Chair of the Management Board) and our Executive Committee, individually or as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free ordinary shares that vest within 60 days of December 31, 2025 and options that are currently exercisable or exercisable within 60 days of December 31, 2025. Ordinary shares subject to free ordinary shares that vest within 60 days of December 31, 2025, and options currently exercisable or exercisable within 60 days of December 31, 2025 are deemed to be outstanding for computing the percentage ownership of the person holding these free ordinary shares or options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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
Unless otherwise indicated in the notes under the table, the address of each beneficial owner listed in the table below is c/o Valneva SE, Îlot Saint-Joseph, Bureaux Convergence, Bât. A, 12 ter Quai Perrache, 69002 Lyon, France.

	Number of Ordinary Shares Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders:
CDC (Bpifrance Participations and CDC Croissance) (1)	12,957,389	7.47
Including Bpifrance Participations SA (legal entity member of the Board of Directors)	8,406,577	4.84
Pfizer Inc.(2)	9,554,395	5.51
Members of the Board of Directors:
Mr. Thomas Lingelbach	1,134,927	*
Ms. Anne-Marie Graffin	39,000	*
Mr. James Sulat	97,367	*
Mr. James Connolly	20,000	*
Ms. Danièle Guyot-Caparros	—	—
Ms. Kathrin Jansen	—	—
Mr. Gerd Zettlmeissl	—	—
Executive Committee members (3):
Mr. Peter Bühler	388,902	*
Mr. Juan Carlos Jaramillo	345,560	*
Ms. Dipal Patel	198,385	*
Ms. Petra Pesendorfer	36,102	*
Mr. Vincent Dequenne	128,168	*
Dr. Hanneke Schuitemaker	46,532	*
Ms. Kendra Wergin	49,866	*
All members of our Board of Directors and Executive Committee as a group	2,484,809	0.43%
*    Represents beneficial ownership of less than 1%.

(1)As reported in a notification of legal threshold crossing addressed to the Company on October 7, 2025. As of October 1, 2025, (i) Bpifrance Participations held directly 8,459,764 Ordinary Shares and 16,919,528 Voting Rights, and (ii) CDC Croissance held 4,658,812 Ordinary Shares and 4,658,812 Voting Rights. Neither Bpifrance nor EPIC held any Ordinary Shares directly. Bpifrance may be deemed to be the beneficial owner of 8,459,764 Ordinary Shares and 16,919,528 Voting Rights indirectly through its 100% ownership of Bpifrance Participations. EPIC may be deemed to be the beneficial owner of 8,459,764 Ordinary Shares and 16,919,528 Voting Rights indirectly through its joint ownership and control of Bpifrance. CDC may be deemed to be the beneficial owner of (x) 8,459,764 Ordinary Shares and 16,919,528 Voting Rights, indirectly through its joint ownership and control of Bpifrance and (y) 4,658,812 Ordinary Shares and 4,658,812 Voting Rights, indirectly through its ownership of CDC Croissance. This information is completed by a change in balance of quantities of securities for Bpifrance Participations after transactions on October 3 and 7, 2025.
(2)As reported in a notification of statutory threshold crossing addressed to the Company on September 23, 2024. The principal address for Pfizer Inc. is 235 E. 42nd Street, New York, NY 10017.
(3)As described in Item 6A of this Annual Report, certain members of our Executive Committee were designated as Associate Managing Officers until June 25, 2025.
Significant Changes in Percentage Ownership
The significant changes in the percentage ownership held by our principal shareholders since January 1, 2022 were primarily the result of (i) our issuance and sale of 8,145,176 ordinary shares (including in the form of ADSs) in our May 2021 U.S. public offering and European private placement, (ii) our issuance and sale of 5,175,000 ordinary shares (including in the form of ADSs) in our November 2021 U.S. public offering and European private placement, (iii) our issuance and sale of 9,549,761 ordinary shares to Pfizer in June 2022, (iv) our issuance and sale of 21,000,000 ordinary shares (including in the form of ADSs) in our October 2022 U.S. public offering and European private placement, (v) our issuance and sale of 23,000,000 ordinary shares in our September 2024 Private Placement, (vi) our issuance and sale of 4,750,000 ordinary shares in our April 2025 Private Placement, (vii) our issuance and sale of 2,916,666 ordinary shares in our May 2025 Private Placement and (viii) our issuance and sale of 1,666,666 ordinary shares in our August 2025 Private Placement.
Voting Rights
A double voting right is attached to each registered share which is held in the name of the same shareholder for at least two years, starting from the registration of the Company in the form of a European company.
Shareholders in the United States
To our knowledge, as of October 31, 2025, 47,785,653 shares, or 27.48% of our ordinary shares outstanding at that date, were held of record by 42 residents of the United States.
B. Related Party Transactions
Related Person Transaction Policy
We comply with French law regarding approval of transactions with related parties.
The latest version of our Related Person Transaction Policy was adopted by the Board of Directors in December 2023. This policy sets forth our procedures for the identification, review, consideration and approval or ratification of Related Person Transactions (as defined below). For purposes of our policy only, a related person transaction is a transaction, arrangement or similar contractual relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants and (a) the amount involved in the transaction exceeds $120,000 or (b) certain transactions that fall within the scope of the relevant provisions of the French Commercial Code, with the exception of usual transactions concluded under normal conditions. A related person is any member of the Board of Directors, a Directeur Général Délégué (previously, certain members of our Executive Committee), or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.
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
Related Person Transactions
Since January 1, 2025, we have engaged in the following Related Person Transactions:

Indemnification Agreements
We entered into an indemnification agreement in 2025 with Mr. Gerd Zettlmeissl, who became a member of our Board of Directors on June 25, 2025, under which he qualified as a Related Person.
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
Acknowledgment Agreement with Mr. Franck Grimaud, former Associate Managing Officer (Directeur Général Délégué) of our Company
We entered into an agreement to acknowledge the non-renewal of the term of office of our former Chief Business Officer, Mr. Franck Grimaud, regarding his retirement from Valneva on July 31, 2024.
Pursuant to the terms of the agreement and in accordance with his Management Agreement, Mr. Grimaud received a gross termination indemnity of €291,748, equal to his 2025 annual base salary less the salary paid during his notice period (four months).
The Settlement Agreement further provides that Mr. Grimaud will keep the benefit of four tranches of free ordinary shares granted to him under Valneva’s 2022-2025 Free Share Plan.

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
C. Material Contracts
Finance Agreements
Pharmakon Loan Agreement
On October 6, 2025, Valneva Austria GmbH entered into a loan agreement (the “Loan Agreement”) with, among others, BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership (the “Lenders”), that provides for a senior term loan facility of an aggregate principal amount of $500.0 million, divided into the following tranches: (i) a Tranche A Loan in an aggregate principal amount of $215.0 million, which was funded on October 17, 2025; and (ii) one or more uncommitted Subsequent Tranche Loans in an aggregate principal amount of $285.0 million (the “Subsequent Tranche Loans”, and together with the Tranche A Loan, the “Term Loans”), which will be available subject to certain conditions including the consent of the Collateral Agent and all Lenders. The proceeds of the Tranche A Loan were used, together with cash on hand, to repay all amounts owed under our credit agreement with Deerfield and OrbiMed.
The Term Loans mature on October 17, 2030 (the “Maturity Date”) and bear interest at a fixed rate equal to 9.00% per annum, payable quarterly in arrears. Our obligations under the Loan Agreement are secured by substantially all of our assets, including our intellectual property. Additionally, certain of our subsidiaries have guaranteed our obligations under the Loan Agreement.
The Loan Agreement requires we pay an amount equal to 2.00% of the principal amount of the Term Loans funded by the Lenders, payable with respect to each Term Loan on the funding date of such Term Loan. We may elect to prepay the Term Loans in part or in whole prior to the Maturity Date, with such prepayments being subject to a prepayment premium equal to the principal amount so prepaid multiplied by 3.00% if made prior to the third anniversary of the funding date of the applicable Term Loan, 2.00% if made on or after the third anniversary of the funding date of the applicable Term Loan but prior to the fourth anniversary of the funding date of the applicable Term Loan, and 1.00% if made on or after the fourth anniversary of the funding date of the applicable Term Loan but prior to the Maturity Date. In addition to the prepayment premium, prepayments of any Term Loan prior to the second anniversary of the funding date of such Term Loan are subject to a make-whole amount equal to the sum of all interest that would have accrued through such second anniversary. In connection with any prepayment, repayment at maturity or acceleration of any Term Loan, we are obligated to pay an exit fee equal to 2.00% of the principal so prepaid or repaid.
The Loan Agreement contains customary affirmative and restrictive covenants. During the term of the Loan Agreement, we may not, subject to specified exceptions, (i) sell or dispose of assets, (ii) amend, modify, or waive our rights under material agreements, (iii) incur additional indebtedness, (iv) incur non-permitted liens or encumbrances on our or our subsidiaries’ assets, or (v) make payments on subordinated indebtedness, among other restrictions. The Loan Agreement also requires that our annual and quarterly financial statements be free of any “going concern” qualification. The Loan Agreement contains customary events of default, including in connection with a material adverse change. The occurrence of an event of default would enable the Lenders to, among other things, accelerate our obligations under the Loan Agreement, and in case of an event of default relating to certain insolvency, liquidation, bankruptcy or similar events, all outstanding obligations will be immediately accelerated.
Agreements Relating to Product Sales
Department of Defense Contracts
In January 2025, the Defense Logistics Agency, or DLA, of the U.S. Department of Defense awarded us a new contract for the supply of IXIARO, following previous contracts we have had with the DLA since January 2019. This 2025 contract one-year contract included a minimum value of approximately $32.8 million of IXIARO doses and the possibility for additional purchases over the term of the contract.
The previous contract, executed in September 2023, also provided for a one-year supply of IXIARO and had a minimum value of approximately $32.3 million for approximately 200,000 doses.
Since 2009, we have also had a Federal supply schedule contract with the Department of Veterans Affairs listing IXIARO.
Seqirus Distribution Agreements

In June 2025, Valneva Austria GmbH, or Valneva Austria, entered into an exclusive agreement, or the IXCHIQ/IXIARO Distribution Agreement, with Seqirus GmbH, or Seqirus, pursuant to which Valneva Austria granted Seqirus the exclusive right to import, market, promote, distribute, and sell IXIARO and IXCHIQ in Germany. In parallel, Valneva Sweden AB, or Valneva Sweden, entered into a distribution agreement, or the DUKORAL Distribution Agreement, with Seqirus pursuant to which Valneva Sweden granted Seqirus an exclusive right to import, market, promote, distribute, and sell DUKORAL in Germany. The IXCHIQ/IXIARO Distribution Agreement and the DUKORAL Distribution Agreement together are referred to as the Seqirus Distribution Agreements.
Pursuant to the Seqirus Distribution Agreements, Seqirus is required to purchase the products as agreed between the parties, and Valneva Austria or Valneva Sweden may terminate the agreement if Seqirus fails to meet its commitments. Unless terminated earlier, the Seqirus Distribution Agreements will continue for an initial term until December 31, 2028. Either party may terminate the agreements in case of the uncured material breach of the other party. Additionally, each party shall have the right, after December 31, 2027, to terminate the agreements without cause
Bavarian Nordic Distribution Agreements
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
In connection with BN’s purchase of the Vaxchora cholera vaccine, the DUKORAL Distribution Agreement was amended with effect in May 2023 to convert BN’s exclusive right to distribute DUKORAL to a non-exclusive distribution right and to terminate the agreement on December 31, 2025. The IXIARO Distribution Agreement also terminated on December 31, 2025.
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
According to the terms of the Pfizer License, Pfizer is responsible for regulatory submissions and subsequent commercialization of the licensed product, if it is approved. Pfizer has sole discretion regarding if and when to submit applications for regulatory approval and if, how and where to commercialize the licensed product, if approved.
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
The 2024 CEPI Agreement sets up a framework that applies to our relationships with Butantan and the Serum Institute of India (SII), which are further discussed below. Under the CEPI framework, we are required to prioritize the public health systems in Non Traveler’s Market Countries, taking into consideration public sector demand, production capacity and contractual obligations existing prior to any public sector purchase agreements. CEPI also retains the first right to provide additional funding and support for the further development, manufacture and deployment of the IXCHIQ vaccine in Non-Traveler’s Market Countries.
The 2024 CEPI Agreement sets up a governance structure that enables CEPI to be further involved in meetings with our partners, namely Instituto Butantan, as well as in meetings with regulatory authorities to the extent permitted by such authorities.
The two CEPI Agreements share the same termination provisions. Either agreement may be terminated by one party upon an uncured material breach of the agreement or insolvency of the other party. CEPI may also terminate the agreements if we are unable to discharge our obligations, for safety, regulatory, or ethical issues, if we do not satisfy specified criteria for funding, if there are material changes to the development plan without CEPI’s prior written consent, or during the terms any affiliate to whom we have assigned or transferred the agreement ceases to be our affiliate. We may also terminate the agreements (in whole or with respect to certain markets) for convenience at any time after 10 years following the grant of U.S. marketing approval for the product, at any time after three years following the grant of U.S. marketing approval for the product if we are unable to sell the product at a viable price, or if CEPI transfers or assigns the agreement other than to specified entities. Following the last to occur of (a) the granting of U.S. marketing approval for the product and (b) such approval in the first low income country, in the event we undergo a change of control or sell the entire chikungunya business, we may also terminate the agreement. In each of these terminations by Valneva, we have obligations to collaborate with CEPI for two years to find a third party supplier to whom our obligations under the CEPI Agreement will be assigned and to transfer the drug substance and drug product technology and related intellectual property (with the exception of trademarks) to such third party supplier. In lieu of such transfer, after two years following termination, the CEPI Agreement will be suspended, except for certain continuing obligations, until we and CEPI agree to continue the program appropriate to the circumstances.
Instituto Butantan and Fundação Butantan Master Collaboration Agreement and Project Agreements
Following the execution of a binding term sheet in May 2020, in January 2021 we entered into the master collaboration agreement and related project agreements, which we refer to collectively as the definitive agreements, with Instituto Butantan, a Brazilian public institute, and Fundação Butantan, a Brazilian non-profitable private foundation of the Instituto Butantan, which we refer to jointly as Butantan, engaged in the research, development, manufacture, and commercialization of vaccines in Brazil, pursuant to which we and Butantan intend to collaborate to obtain regulatory approval of our chikungunya vaccine candidate VLA1553, secure supply of the chikungunya vaccine in Latin America and other regions where outbreaks occur, and obtain WHO prequalification in accordance with the aims of the CEPI Agreement.
Pursuant to the definitive agreements, we have transferred our drug product technology and supplied drug substance to Butantan to enable Butantan to develop, manufacture, and commercialize our chikungunya vaccine in Latin America and in certain low and middle income countries and obtain regulatory approval and WHO prequalification. We and Butantan have agreed to conduct certain clinical trials and Phase 4 observational studies with VLA 1553 as co-sponsors in specified countries in Latin America that we will use to meet regulatory requirements with the EMA. We have granted Butantan an exclusive, non-transferable, sublicensable, royalty-bearing license to commercialize the product in the specified countries within the Butantan territory, provided that we shall have the right to convert such license into a non-exclusive right to commercialize the product if Butantan fails to fully comply with specified obligations in the definitive agreements. Butantan will also have to comply with certain CEPI requirements, among others, equitable access to the product and outbreak related obligations, including maintaining a Safety Stock.
Under the definitive agreements, we received an upfront payment and have received certain milestone payments in consideration for the drug product technology transfer. We will be eligible to receive royalties on the sale of product in the Butantan Territory during the applicable royalty term. The level of royalty payments varies between sales in the private market and public market.
The definitive agreements will remain in effect for so long as any Project Agreement is in effect. Each party has the right to terminate an agreement if the other party has committed a material breach or default that remains uncured for a specified period of time or if the other party has become insolvent. We also retain the right to terminate for Butantan’s failure to comply with the CEPI requirements, assign foreground intellectual property rights to us, obtain regulatory approval in accordance with the definitive agreements, or build up the necessary manufacturing capacity for the supply of the product. Additionally, we have the right to terminate the definitive agreements in case of any certain material manufacturing concerns or if the CEPI Agreement is terminated.
Serum Institute of India Master Collaboration and License Agreement
In December 2024, we entered into an exclusive license agreement with the Serum Institute of India (SII) to expand access to our chikungunya vaccine to low and medium income countries in Asia. The agreement fell within the framework of the 2024 CEPI Agreement. Under the agreement, the parties agreed to conduct a technology transfer of the drug product manufacturing process to SII, which would establish its own drug product manufacturing process and along with the drug substance from us, would manufacture its own vaccine and be responsible for seeking and maintaining regulatory approval of the vaccine in India and certain other countries in Asia.
In December 2025 we and SII mutually agreed to discontinue the Master Collaboration and License Agreement. We expect that any future agreements related to the manufacturing, marketing, and distribution of our chikungunya vaccine in India and other Asian markets, as originally contemplated by the agreement with SII, would also be situated within the framework of our agreements with CEPI.
LimmaTech Development, Collaboration, License and Commercialization Agreement
In July 2024, Valneva Austria GmbH entered into an exclusive agreement with LMBT Biologics AG, or LimmaTech, to develop, manufacture and commercialize globally Shigella4V, or S4V, a vaccine candidate for the prevention of shigellosis. In May 2025, Valneva Austria and LimmaTech amended the agreement. Under the terms of the agreement, as amended, LimmaTech received an upfront payment of €10 million, and LimmaTech is also eligible to receive regulatory, development, and sales-based milestone payments over the course of the product candidate’s development and low double-digit royalties on sales of the product, if approved. The level of royalty payments varies between developed countries, where the vaccine will be marketed to travelers, and low and middle income countries, or LMICs.

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
IDT Commercial Manufacturing Services Agreement and VLA1553 Product Schedule
In November 2021, Valneva Austria GmbH entered into a non-exclusive commercial manufacturing services agreement, or the IDT Agreement, with IDT Biologika GmbH, or IDT, pursuant to which IDT would provide contract manufacturing services under separate product schedules. The IDT Agreement will expire in November 2026 unless previously terminated. We may terminate the IDT Agreement for convenience. Either party may terminate the IDT Agreement or the separate product schedules, in whole or in part, in case of material breach, insolvency, or certain compliance failures.
Valneva and IDT entered into a product schedule pertaining to the manufacturing of our chikungunya vaccine, or the VLA1553 Product Schedule, in December 2022. In September 2025, Valneva Austria and IDT amended the VLA1553 Product Schedule. Pursuant to the VLA1553 Product Schedule, as amended, IDT performs the fill and finish and lyophilization of the drug product of our chikungunya vaccine (VLA1553) using bulk drug substance batches received from us. The VLA1553 Product Schedule will remain in place until December 31, 2029 and will automatically renew thereafter unless previously terminated.
Manufacturing Agreement with Vetter Pharma International
In April 2023, Valneva Austria GmbH entered into a non-exclusive commercial manufacturing services agreement, or the Vetter Agreement, with Vetter Pharma International GmbH, or Vetter, pursuant to which Vetter will provide syringes pre-filled with sterilized water in connection with the manufacturing of IXCHIQ. The maximum estimated value of the Vetter Agreement during the initial term is approximately €26.9 million. The Vetter Agreement will expire in April 2028 unless previously terminated and may be renewed for subsequent terms. Either party may terminate the Vetter Agreement in case of breach or insolvency on the part of the other party, and Vetter may terminate in case of a change of control of Valneva involving a Vetter competitor or in case the parties cannot agree on changes to manufacturing processes or prices that may be requested by us.
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
E. Taxation
Material U.S. federal income tax considerations for U.S. Holders
The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of our ordinary shares or ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our securities. This discussion applies only to a U.S. Holder that holds our ordinary shares or ADSs as a capital asset for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including state, local, and non-U.S. tax considerations, estate and gift tax considerations, the impact of special tax accounting rules under Section 451(b) of the Code or the alternative minimum tax provisions of the Code, the potential application of the Medicare contribution tax, and tax considerations applicable to U.S. Holders subject to special rules, such as:
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
The discussion is based on the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury Regulations, and the income tax treaty between France and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein — possibly with retroactive effect. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a position different from what is described below concerning the tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs or that such a position would not be sustained by a court.
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
Passive Foreign Investment Company rules
Under the Code, we will be a PFIC for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the value of our assets (generally determined on the basis of a weighted quarterly average) consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property, and certain rents and royalties. Cash and cash-equivalents are generally passive assets for these purposes. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation or partnership is treated as holding and receiving directly its proportionate share of assets and income of such corporation or partnership. If we are a PFIC for any taxable year during which a U.S. Holder holds our shares, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

We do not believe that we were characterized as a PFIC for the year ended December 31, 2025. However, the determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, there can be no assurance that we will not be treated as a PFIC for the current or any future taxable year. In addition, the total value of our assets for PFIC testing purposes (including goodwill) may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Accordingly, if our market capitalization declines while we hold a substantial amount of cash and cash equivalents for any taxable year we may be a PFIC for that taxable year. Under the income test, our status as a PFIC depends on the composition of our income for the relevant taxable year which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how we spend the cash we raise in any offering. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any prior, current, or future taxable year.
If we are classified as a PFIC in any year with respect to which a U.S. Holder owns the ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the tests described above unless we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules. If such a deemed sale election is made, a U.S. Holder will be deemed to have sold the ordinary shares or ADSs that the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we are a PFIC and cease to be a PFIC.
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
U.S. Holders can avoid the rules described above by making an effective QEF Election. However, a U.S. Holder can only make a QEF election with respect to ordinary shares or ADSs in a PFIC if such company agrees to furnish such U.S. Holder with certain tax information annually. We do not presently intend to provide the information required to allow a U.S. Holder to make a QEF election if we are a PFIC.
U.S. Holders can avoid the interest charge on excess distributions or gain relating to the ordinary shares or ADSs by making a mark-to-market election with respect to the ordinary shares or ADSs, provided that the ordinary shares or ADSs are “marketable stock.” Ordinary shares or ADSs will be marketable stock if they are “regularly traded” on certain U.S. stock exchanges or on a non-U.S. stock exchange that meets certain conditions. For these purposes, the ordinary shares or ADSs will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Our ADSs will be listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes. Consequently, if our ADSs remain listed on the Nasdaq Global Select Market and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to U.S. Holders if we are a PFIC. It should be noted that only the ADSs and not its ordinary shares are listed on the Nasdaq Global Select Market. Consequently, its ordinary shares may not be marketable If Euronext Paris (where its ordinary shares are listed) does not meet the applicable requirements. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the ordinary shares or ADSs.

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
Taxation of distributions
Subject to the discussion above under “Passive Foreign Investment Company rules,” distributions paid on ordinary shares or ADSs, other than certain pro rata distributions of ordinary shares or ADSs, will generally be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we may not calculate our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S. Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to “qualified dividend income.” However, the qualified dividend income treatment will not apply if we are treated as a PFIC for the taxable year of the distribution or the preceding taxable year. The amount of a dividend will include any amounts withheld by us in respect of French income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will generally be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. Such gain or loss would generally be treated as U.S.-source ordinary income or loss. The amount of any distribution of property other than cash (and other than certain pro rata distributions of ordinary shares or ADSs or rights to acquire ordinary shares or ADSs) will be the fair market value of such property on the date of distribution.
For foreign tax credit purposes, our dividends will generally be treated as passive category income. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, any French income taxes withheld from dividends on ordinary shares or ADSs at a rate not exceeding the rate provided by the Treaty will be creditable against the U.S. Holder’s U.S. federal income tax liability. U.S. Treasury regulations may in some circumstances prohibit a U.S. Holder from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under applicable tax treaties. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any French withholding tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale or other taxable disposition of ordinary shares and ADSs
Subject to the discussion above under “Passive Foreign Investment Company rules,” gain or loss realized on the sale or other taxable disposition of ordinary shares or ADSs will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the ordinary shares or ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ordinary shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
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
Tax on Sale or Other Disposals
As a matter of principle, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase, or redemption by us of ADSs, provided such U.S. holder is not a French resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S. holder resident, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the French tax code (“Code général des impôts,” or the FTC), other than those mentioned in Article 238-0 A, 2 bis-2° of the FTC, may be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds). The list of non-cooperative States or territories is published by decree and is in principle updated annually. This list was last updated on 18 April 2025, and currently includes American

Samoa, Anguilla, Antigua and Barbuda, Fiji, Guam, Palaos, Panama, Russia, Samoa, Trinidad and Tobago, Turks and Caicos Islands, the United States Virgin Islands and Vanuatu. States referred to in Article 238-0 A, 2 bis-2° of the FTC, and thus outside of the scope of Article 244 bis B of the FTC, are currently American Samoa, Fiji, Guam, Panama, Russia, Samoa, Trinidad and Tobago, and the United States Virgin Islands.
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
As at December 1, 2025, our market capitalization did not exceed 1 billion euros, pursuant to BOI-ANNX-000467-17/12/2025.
As a result, the acquisition of ADSs is currently out of the scope of the tax on financial transactions, but this may change in the future. Purchases of our ADSs may, however, become subject to the tax on financial transactions as from January 1, 2027, provided that our market capitalization exceeds 1 billion euros as at December 1, 2026 and that the Nasdaq Global Market is acknowledged by the French AMF.
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
Taxation of Dividends
Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of currently (i) 25% for payment benefiting legal entities which are not French tax residents, and (ii) 12.8% for payment benefiting individuals who are not French tax residents. Dividends paid by a French corporation in non-cooperative States or territories, as defined in Article 238-0 A of the FTC other than those mentioned in Article 238-0 A, 2 bis, 2° of the FTC, will generally be subject to French withholding tax at a rate of 75% unless the company which pays the dividend proves that the distribution of such proceeds in that State or territory has neither the object nor the effect of permitting their location in such State or territory for the purpose of tax evasion).
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
Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:
•such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Forms 5000 and 5001) in accordance with French guidelines (BOI-INT-DG-20-20-20-20-12/09/2012); or
•the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.
Otherwise, dividends paid to a U.S. holder, if such U.S. holder is a legal person, will be subject to French withholding tax at the rate of 25%, or 75% if paid in certain non-cooperative States or territories (as defined in Article 238-0 A of the FTC other than those mentioned in Article 238-0 A, 2 bis-2° of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.
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
With all other variables held constant, the impact from changes in exchange rates are illustrated in the table referenced in Note 5.16.3 Foreign currency sensitivity analysis.
A. Interest Rate Risk
We are exposed to market risks in connection with hedging both of our liquid assets and of our medium and long-term indebtedness and borrowings subject to variable interest rates. Borrowings issued at variable rates expose us to cash flow interest rate risks, which are offset by cash and financial assets held at variable rates. During 2025, as well as 2024 and 2023, the Group’s investments at variable rates, as well as the borrowings at variable rates, were denominated in EUR, SEK, USD, CAD, and GBP. We analyze our interest rate exposure on a dynamic basis. Based on this analysis, we calculate the impact on profit and loss of a defined interest rate change. The same interest rate change is used for all currencies. The calculation only includes investments in financial instruments and cash in banks that represent major interest-bearing positions. As at December 31, 2025 and December 31, 2024, no material interest risk was identified. In case of increasing interest rates, the positive effect from cash in banks will be higher than the negative effect from variable interest-bearing liabilities. In case of decreasing interest rates, there will be no material negative impact.
B. Credit Risk
We are exposed to credit risk. We hold bank accounts, cash balances, and securities at sound financial institutions with high credit ratings. To monitor the credit quality of our counterparts, we rely on credit ratings as published by specialized rating agencies such as Standard & Poor’s, Moody’s, and Fitch. We have policies that limit the amount of credit exposure to any single financial institution. We are also exposed to credit risks from our trade debtors, as our income from product sales, collaborations, licensing, and services arises from a small number of transactions. We have policies in place to enter into such transactions only with highly reputable, financially sound counterparts. If customers are independently rated, these ratings are used. Otherwise, when there is no independent rating, a risk assessment of the credit quality of the customer is performed, taking into account its financial position, past payment experience and other relevant factors. Individual credit limits are set based on internal or external ratings in accordance with signature authority limits as set by the Board of Directors.
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
B. Not applicable.
C. Not applicable.
D. Not applicable.
E. Not applicable.

Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer (principal executive officer) and our chief financial officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13(a)-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended, the “Exchange Act”), as of December 31, 2025. Based on such evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2025, because of the material weakness described below.
After giving full consideration to this material weakness, and the additional analyses and other procedures that we performed to ensure that our consolidated financial statements included in this Annual Report on Form 20-F were prepared in accordance with IFRS, management has concluded that our consolidated financial statements present fairly, in all material respects, our financial position, results of operations and cash flows for the periods disclosed in conformity with IFRS.
B. Internal Control Over Financial Reporting
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the “Exchange Act”) and for the assessment of the effectiveness of our internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), management conducted an assessment of the effectiveness of our internal control over financial reporting based upon the framework in “Internal Control — Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, and as a result of the material weakness described below, management has concluded that the Company's internal control over financial reporting was not effective as of December 31, 2025.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
The Company did not design and operate effective controls to ensure that all instances of complex, judgmental, and non-recurring transactions were (i) timely identified, (ii) subjected to a level of technical accounting analysis and review commensurate with their complexity, and (iii) supported by sufficiently detailed documentation evidencing management’s evaluation of applicable IFRS recognition and measurement criteria.
Specifically, the deficiencies identified relate to controls over: (i) the determination of product costs to be excluded from inventory cost—particularly costs related to idle capacity—in connection with a non-recurring transfer of manufacturing activities; (ii) the possibility to recognize assets relating to claims arising from non-recurring operational incidents at contract manufacturing organizations; and (iii) the estimation and recognition of revenue and associated refund liabilities under a specific research collaboration arrangement.
These deficiencies in internal control led to various adjustments made prior to the issuance of the financial statements. Additionally, these control deficiencies could result in a misstatement of the aforementioned or other account balances or disclosures that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected, and accordingly, we determined that these control deficiencies, in the aggregate, constitute a material weakness.
Remediation Plan
Management is in the process of designing and implementing the remediation plans to address the material weakness discussed above, which we believe will address the underlying causes of each deficiency. Remediation activities are intended to strengthen the design and operating effectiveness of controls over complex and judgmental accounting matters, and will include, among other actions:
i.Enhancing risk identification procedures for non-recurring transactions and estimates, including required escalation protocols and accounting position memos.
ii.Implementing standardized documentation requirements for significant accounting judgments.

iii.Strengthening review controls over the application of IFRS in judgmental areas, including revenue recognition under the specific research collaboration arrangement, assets relating to claims and inventory valuation regarding the consideration of idle capacities in production cost; and
iv.Establishing clearer governance and escalation protocols for complex accounting matters.
Where appropriate, we may engage external advisors with subject matter expertise to support management’s evaluation of complex accounting matters and to assist in reinforcing the design and documentation of controls over technical accounting assessments.
We will continue to evaluate the effectiveness of these enhanced controls, including a structured process for ensuring such transactions receive timely technical accounting analysis and that any identified deficiencies are remediated promptly.
However, remediation will not occur until the plans are implemented and there has been appropriate time for us to conclude through testing that the controls operate effectively.
C. Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Audit and Deloitte & Associés, independent registered accounting firms, have issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025, which expressed an adverse opinion thereon.
D. Changes in Internal Control Over Financial Reporting
As noted above in “Management’s Annual Report on Internal Control over Financial Reporting”, there were changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]
A. Audit Committee Financial Expert
Our Board of Directors has determined that Ms. Guyot-Caparros, Mr. Sulat, and Mr. Connolly are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our Board of Directors has further determined that Ms. Guyot-Caparros and Mr. Sulat are “audit committee financial experts” as defined by the Nasdaq listing rules and that each of the members of the Audit, Compliance and Risk Committee qualifies as financially sophisticated under the Nasdaq listing rules.
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
C. Principal Accountant Fees and Services
PricewaterhouseCoopers Audit and Deloitte & Associés served as our independent auditors for the year ended December 31, 2025 and for all other reporting periods presented. The table below shows fees charged by those firms and member firms of their networks to Valneva and consolidated subsidiaries in the years ended December 31, 2025, 2024 2023.
Principal Accountant Fees and Services:

	Year ended December 31,
	PricewaterhouseCoopers						Deloitte & Associés
in € thousand	2025	%	2024	%	2023	%	2025	%	2024	%	2023	%
Audit fees	1,182	74%	1,710	89%	2,076	98%	1,029	100%	1,311	89%	1,902	99%
provided by the statutory auditor	1,082	68%	1,272	66%	1,539	73%	939	91%	1,185	80%	1,622	84%
provided by the statutory auditor's network	100	6%	439	23%	537	25%	90	9%	126	9%	280	15%
Audit-related Fees	—%		—%		—%		—%		—%		—%
provided by the statutory auditor	0%		—%		—%		—%		—%		—%
provided by the statutory auditor's network	0%		—%		—%		—%		—%		—%
Tax Fees	122	8%	45	2%	40	2%	0%		—%		—%
provided by the statutory auditor's network	122	8%	45	2%	40	2%	0%		—%		—%
All Other Fees	292	18%	163	8%	0%		—%		163	11%	19	1%
Total	1,596	100%	1,918	100%	2,116	100%	1,029	100%	1,474	100%	1,921	100%
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
Item 18. Financial Statements
Not applicable.

Item 19. Exhibits

Exhibit Number	Description of Document	Incorporated by Reference
		Schedule/ Form	File Number	Exhibit	Filing Date
1.1*	Articles of Association (statuts) of the Registrant (English translation)	20-F
2.1	Form of Deposit Agreement	F-1/A	333-255155	4.1	April 29, 2021
2.2	Form of American Depositary Receipt (included in Exhibit 4.1)	F-1/A	333-255155	4.2	April 29, 2021
2.3*	Description of Securities	20-F
4.1†	Research Collaboration and License Agreement, dated April 29, 2020, by and between Pfizer Inc. and Valneva Austria GmbH.	F-1	333-255155	10.1	April 9, 2021
4.2†	Amendment No. 1 to Research Collaboration and License Agreement dated July 14, 2021, by and between Valneva Austria GmbH and Pfizer Inc.	6-K	001-40377	10.5	August 15, 2022
4.3†	Amendment No. 2 to Research Collaboration and License Agreement dated November 10, 2021, by and between Valneva Austria GmbH and Pfizer Inc.	6-K	001-40377	10.6	August 15, 2022
4.4†	Amendment No. 3 to Research Collaboration and License Agreement dated June 19, 2022, by and between Valneva Austria GmbH and Pfizer Inc.	6-K	001-40377	10.7	August 15, 2022
4.5†	Amendment No. 4 to Research Collaboration and License Agreement dated November 22, 2022, by and between Valneva Austria GmbH and Pfizer Inc.	20-F	001-40377	4.3	March 30, 2023
4.6†	Master Supply and Commercial Manufacturing Services Agreement, dated November 26, 2021, by and between IDT Biologika GmbH and Valneva Austria GmbH.	20-F	001-40377	10.3	March 24, 2022
4.7†	Product Schedule, dated November 26, 2021, by and between IDT Biologika GmbH and Valneva Austria GmbH.	20-F	001-40377	10.7	March 24, 2022
4.8†	Product Schedule, dated December 16, 2022, by and between IDT Biologika GmbH and Valneva Austria GmbH.	20-F	001-40377	4.9	March 30, 2023
4.9†	Funding Agreement, dated April 1, 2019, by and between Coalition for Epidemic Preparedness Innovations and Valneva SE.	F-1	333-255155	10.4	April 9, 2021
4.10†	Funding Agreement, dated July 19, 2024, by and between Coalition for Epidemic Preparedness Innovations and Valneva Austria GmbH	20-F	001-40377	4.10	March 24, 2025
4.11†	Master Collaboration and License Agreement, dated December 16, 2024, by and between the Serum Institute of India Private Limited and Valneva Austria GmbH	20-F	001-40377	4.11	March 24, 2025
4.12†	Development, Collaboration, License and Commercialization Agreement, dated July 31, 2024, by and between LimmaTech Biologics AG and Valneva Austria GmbH	20-F	001-40377	4.12	March 24, 2025
4.13†	Contract dated September 9, 2020, by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.	F-1	333-255155	10.8	April 9, 2021

4.14†	Amendment, dated August 23, 2021, to Contract dated September 9, 2020 by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.	F-1	333-260507	10.9	October 26, 2021
4.15†	Contract dated September 21, 2023, by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.	20-F	001-40377	4.1	March 22, 2024
4.16†	Contract dated January 29, 2025, by and between the U.S. Defense Logistics Agency and Valneva USA, Inc.	20-F	001-40377	4.16	March 24, 2025
4.17*†	Distribution Agreement (IXIARO and IXCHIQ) dated June 23, 2025 by and between Valneva Austria GmbH and Seqirus GmbH	20-F
4.18*†	Amendment to Distribution Agreement (IXIARO and IXCHIQ) dated September 2, 2025 by and between Valneva Austria GmbH and Seqirus GmbH	20-F
4.19*†	Distribution Agreement (DUKORAL) dated June 23, 2025 by and between Valneva Sweden AB and Seqirus GmbH	20-F
4.20*†	Master Collaboration Agreement, dated January 25, 2021, by and between Valneva Austria GmbH and lnstituto Butantan	20-F
4.21*†	Amendment 1 to Master Collaboration Agreement, dated May 4, 2021, by and between Valneva Austria GmbH and lnstituto Butantan	20-F
4.22*†	Amendment 2 to Master Collaboration Agreement, dated August 18, 2022, by and between Valneva Austria GmbH and lnstituto Butantan	20-F
4.23*†	Amendment 3 to Master Collaboration Agreement dated January 22, 2024, by and between Valneva Austria GmbH and lnstituto Butantan	20-F
4.24†	Distribution Agreement (IXIARO), dated November 18, 2020, by and between Bavarian Nordic A/S and Valneva Austria GmbH.	F-1	333-255155	10.10	April 9, 2021
4.25†	Distribution Agreement (DUKORAL), dated November 18, 2020, by and between Bavarian Nordic A/S and Valneva Sweden AB, as amended to date.	F-1	333-255155	10.11	April 9, 2021
4.26†	Amendment to Distribution Agreements, dated May 15, 2023, by and between, inter alios, Bavarian Nordic A/S, Valneva Austria GmbH and Valneva Sweden AB.	20-F	001-40377	4.15	March 22, 2024
4.27†	Distribution Agreement, dated December 15, 2022, by and between Valneva SE and VBI Vaccines Inc.	20-F	001-40377	4.3	March 30, 2023
4.28†	Amendment, dated January 1, 2024, to the Distribution Agreement dated December 15, 2022, by and between Valneva SE and VBI Vaccines Inc.	20-F	001-40377	4.2	March 22, 2024
4.29†	Sublicense Agreement, dated April 14, 2003, by and between VaccGen International LLC and Intercell AG, as assigned to the Registrant and as amended.	F-1	333-255155	10.6	April 9, 2021
4.30†	Supply Agreement, dated March 1, 2008, by and among Intercell AG, Vetter Pharma-Fertigung GmbH & Co. KG and Intercell Biomedical Ltd., as assigned to the Registrant.	F-1	333-255155	10.7	April 9, 2021

4.31†	Commercial Supply Agreement, dated April 1, 2023, by and between Vetter Pharma International GmbH and Valneva Austria GmbH.	20-F	001-40377	4.20	March 22, 2024
4.32†	First Amendment, dated November 16, 2023, to the Commercial Supply Agreement dated April 1, 2023, by and between Vetter Pharma International GmbH and Valneva Austria GmbH.	20-F	001-40377	4.21	March 22, 2024
4.33†	Second Amendment, dated January 1, 2024, to the Commercial Supply Agreement dated April 1, 2023, by and between Vetter Pharma International GmbH and Valneva Austria GmbH.	20-F	001-40377	4.22	March 22, 2024
4.34†	Sales Agreement, dated as of August 12, 2022, by and between Valneva SE and Jefferies LLC.	6-K	001-40377	1.1	August 15, 2022
4.35†	Asset Purchase Agreement, dated February 2, 2024, by and between Valneva Austria GmbH and Novartis Pharma AG.	20-F	001-40377	4.25	March 22, 2024
4.36*†#	Loan Agreement, dated October 6, 2025, by and among Valneva Austria GmbH, Valneva SE, Biopharma Credit Plc, BPCR Limited Partnership, and Biopharma Credit Investments V (Master) LP	20-F
4.37	Terms and Conditions Applicable to BSA 27 Equity Warrants and Form of Exercise Notice	F-1	333-255155	10.2	April 9, 2021
4.38+	Employee Stock Option Plan 2013	F-1	333-255155	10.1	April 9, 2021
4.39+	Employee Stock Option Plan 2015	F-1	333-255155	10.1	April 9, 2021
4.40+	Employee Stock Option Plan 2016	F-1	333-255155	10.1	April 9, 2021
4.41+	Employee Stock Option Plan 2017	F-1	333-255155	10.2	April 9, 2021
4.42+	Employee Stock Option Plan 2019	F-1	333-255155	10.2	April 9, 2021
4.43+	Employee Stock Option Plan 2022	20-F	001-40377	4.32	March 22, 2024
4.44+	Employee Stock Option Plan 2023	20-F	001-40377	4.33	March 22, 2024
4.45+	Employee Stock Option Plan 2024	20-F	001-40377	4.38	March 24, 2025
4.46+*	Employee Stock Option Plan 2025	20-F
4.47+	Senior Leadership Group Stock Option Plan 2022	20-F	001-40377	4.38	March 30, 2023
4.48+	Senior Leadership Group Stock Option Plan 2023	20-F	001-40377	4.35	March 22, 2024
4.49+*	Senior Leadership Group Stock Option Plan 2024	20-F	001-40377	4.41	March 24, 2025
4.50+	Free Convertible Preferred Share Plan 2017-2021	F-1	333-255155	10.2	April 9, 2021
4.51+	Free Share Plan 2019-2023	F-1	333-255155	10.2	April 9, 2021
4.52+	Free Share Plan 2023-2026	20-F	001-40377	4.38	March 22, 2024
4.53+*	Free Share Plan 2024-2027	20-F	001-40377	4.45	March 24, 2025
4.54+*	Performance Free Share Plan 2025-2028	20-F
4.55+	Special Free Ordinary Share Plan 2022-2025 N°2	20-F	001-40377	4.4	March 22, 2024
4.56+	Phantom Stock Option Plan 2017 and Form of Exercise Notice	F-1	333-255155	10.2	April 9, 2021
4.57+	Phantom Stock Option Plan 2019	F-1	333-255155	10.2	April 9, 2021
4.58+	Phantom Stock Plan 2020	F-1	333-255155	10.2	April 9, 2021
8.1	Subsidiaries of the Registrant	20-F	001-40377	8.1	March 22, 2024
12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte et Associés, independent registered public accounting firm
15.2*	Consent of PricewaterhouseCoopers Audit, independent registered public accounting firm
19.1*	Insider Trading Policy
97.1	Clawback Policy	20-F	001-40377	97.1	March 22, 2024
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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

Date: March 17, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the Shareholders and the Board of Directors of Valneva SE

Opinions on the Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Valneva SE and its subsidiaries (together the "Company") as of December 31, 2025 and 2024, and the related consolidated statement of profit or loss, statement of comprehensive income, statement of changes in equity, and statement of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We have also audited the internal control over financial reporting of the Company as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date as the Company did not design and operate effective controls to ensure that all instances of complex, judgmental, and non-recurring transactions were (i) timely identified, (ii) subjected to a level of technical accounting analysis and review commensurate with their complexity, and (iii) supported by sufficiently detailed documentation evidencing management’s evaluation of applicable IFRS recognition and measurement criteria.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15B. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are public accounting firms registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Other Revenues and Refund Liabilities – Research Collaboration and License Agreement with Pfizer
As described in Notes 5.3.1 Critical Accounting Policies, Practices, and Estimate, 5.5.2 Other Revenues, and 5.29 Refund Liabilities to the Consolidated Financial Statements, in April 2020, the Company signed the Collaboration and License Agreement (the “Agreement”) with Pfizer to co-develop and commercialize a Lyme disease vaccine candidate. The Agreement is within the scope of IFRS 15 “Revenue from Contracts with Customers” and includes an exclusive license as well as research and development (“R&D”) and support services.
The considerations for this Agreement include a variable part. Variable considerations derive from upfront and milestone payments received and to be received from Pfizer, contributions from Valneva to Pfizer in shared development costs (all together, the “Net contributions”) and circumstances that could potentially increase future payments to Pfizer. At the end of each reporting period, Valneva updates the estimated transaction price and its assessment of whether an estimate of variable consideration is constrained. Revenue is recognized when the variable consideration constraint is removed and it is highly probable that a significant revenue reversal will not occur.
As of December 31, 2025, Valneva reassessed its entitlement to the consideration and the related refund liability. As the Phase 3 clinical trial was largely completed, and based on the updated development budget, Valneva concluded that both the estimated probability and the potential magnitude of any further increase in payments to the customer had decreased, and that a portion of the outstanding refund liability no longer represented an obligation to refund consideration to Pfizer. As a result, as of and for the year ended December 31, 2025, Valneva recognized other revenues of €10.0 million, and refund liabilities of €9.0 million.
The principal considerations for our determination that performing procedures relating to other revenues and refund liabilities – research collaboration and license agreement with Pfizer - is a critical audit matter are (i) the significant judgment by management when estimating the transaction price and assessing whether an estimate of variable consideration is constrained and (ii) a high degree of auditor subjectivity in performing procedures in evaluating management’s estimates. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified that impacted this matter.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the estimate of the transaction price. These procedures also included, among others, (i) evaluating the reasonableness of management’s assessment of whether the variable consideration is constrained and it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur; (ii) testing the refund liability by recalculating the Net contributions and evaluating ’management's assumptions related to potential future R&D contributions; (iii) confirming with Pfizer the current terms of the Agreement and relevant positions; and (iv) evaluating the sufficiency of the disclosure in the consolidated financial statements.

/s/ PricewaterhouseCoopers Audit /s/ Deloitte & Associés

Neuilly-sur-Seine and Paris-La-Défense, France

March 17, 2026
PricewaterhouseCoopers Audit and Deloitte & Associés have served as the Company’s auditors since 2013 and 2007, respectively.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	3
1 CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
1.1 Consolidated Statement of Profit or Loss

		Year ended December 31,
in € thousand	Note	2025	2024	2023
Product sales	5.5	157,908	163,253	144,624
Other revenues	5.5	16,750	6,325	9,088
REVENUES		174,659	169,579	153,713
Cost of goods and services	5.6	(107,139)	(98,538)	(100,875)
Research and development expenses	5.6	(85,303)	(74,143)	(59,894)
Marketing and distribution expenses	5.6	(37,356)	(52,356)	(48,752)
General and administrative expenses	5.6	(37,322)	(42,750)	(47,799)
Gain from sale of Priority Review Voucher, net	5.8	—	90,833	—
Other income and expenses, net	5.8	10,400	20,706	21,520
OPERATING PROFIT/(LOSS)		(82,060)	13,330	(82,087)
Finance income	5.9	2,644	2,362	1,210
Finance expenses	5.9	(41,898)	(23,984)	(23,325)
Foreign exchange gain/(loss), net	5.9	7,196	(3,193)	5,574
PROFIT/(LOSS) BEFORE INCOME TAX		(114,119)	(11,486)	(98,629)
Income tax benefit/(expense)	5.10	(1,073)	(761)	(2,800)
PROFIT/(LOSS) FOR THE PERIOD		(115,192)	(12,247)	(101,429)

EARNINGS/(LOSSES) PER SHARE
for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
Basic	5.11	(0.68)	(0.08)	(0.73)
Diluted	5.11	(0.68)	(0.08)	(0.73)
The accompanying Notes form an integral part of these financial statements.

1.2 Consolidated Statement of Comprehensive Income

		Year ended December 31,
in € thousand	Note	2025	2024	2023
PROFIT/(LOSS) FOR THE PERIOD		(115,192)	(12,247)	(101,429)
OTHER COMPREHENSIVE INCOME/(LOSS)
Items that may be reclassified to profit or loss
Currency translation differences	5.22.2	520	(1,329)	3,300
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)	5.30.1	68	49	(130)
Other comprehensive income/(loss) for the period, net of tax		588	(1,281)	3,170
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		(114,604)	(13,527)	(98,258)
The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	4
2 CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		December 31
in € thousand	Note	2025	2024
ASSETS
Non-current assets		176,296	201,020
Intangible assets	5.12	22,349	25,258
Right of use assets	5.13	18,558	19,232
Property, plant and equipment	5.14	119,474	138,883
Deferred tax assets	5.10.2	8,326	9,605
Other non-current assets	5.19	7,590	8,041
Current assets		222,540	299,012
Inventories	5.17	50,232	53,663
Trade receivables	5.18	27,813	35,205
Other current assets	5.19	34,846	41,874
Cash and cash equivalents	5.20	109,650	168,271
TOTAL ASSETS		398,836	500,032
EQUITY
Share capital	5.22	26,031	24,378
Share premium	5.22	675,940	647,600
Other reserves	5.22.2	83,318	73,203
Retained earnings/(Accumulated deficit)		(563,928)	(551,682)
Profit/(Loss) for the period		(115,192)	(12,247)
TOTAL EQUITY		106,168	181,253
LIABILITIES
Non-current liabilities		199,334	204,199
Borrowings	5.24	161,261	166,521
Lease liabilities	5.27	25,343	26,432
Refund liabilities	5.29	6,684	6,491
Provisions	5.30	1,392	546
Deferred tax liabilities	5.10.2	4,409	4,162
Other non-current liabilities	5.31	246	46
Current liabilities		93,334	114,580
Borrowings	5.24	17,905	20,852
Trade payables and accruals	5.25	24,540	35,522
Income tax liability		1	1,742
Tax and Employee-related liabilities	5.26	19,555	19,458
Lease liabilities	5.27	2,739	2,508
Contract liabilities	5.28	432	3,010
Refund liabilities	5.29	10,814	19,650
Provisions	5.30	11,659	6,686
Other current liabilities	5.31	5,689	5,152
TOTAL LIABILITIES		292,668	318,779
TOTAL EQUITY AND LIABILITIES		398,836	500,032
The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	5
3 CONSOLIDATED STATEMENT OF CASH FLOWS

		Year ended December 31,
in € thousand	Note	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) for the period		(115,192)	(12,247)	(101,429)
Gain from sale of Priority Review Voucher, net	5.8	—	(90,833)	—
Adjustments to reconcile profit/(loss) for the period to cash generated from/(used in) operations	5.32.1	64,649	48,979	44,984
Changes in non-current operating assets and liabilities	5.32.1	1,323	(180)	514
Changes in working capital	5.32.1	(1,471)	(11,394)	(145,578)
Cash used in operations	5.32.1	(50,691)	(65,674)	(201,509)
Income tax paid		(2,203)	(1,545)	(1,236)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES		(52,894)	(67,218)	(202,744)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	5.1.2	—	—	(10,951)
Purchases of property, plant and equipment		(4,420)	(13,865)	(14,231)
Proceeds from sale of property, plant and equipment		128	165	111
Purchases of intangible assets		(61)	(2,579)	(81)
Proceeds from assets classified as held for sale	5.32.1	—	—	3,358
Proceeds from sale of Priority Review Voucher		—	90,833	—
Proceeds from sale and purchase of MMF investments		841	—	—
Interest received		1,803	2,362	1,210
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES		(1,709)	76,916	(20,585)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/(payments) from issuance of common stock, net of costs of equity transactions	5.22	30,003	57,139	(240)
Proceeds from borrowings, net of transaction costs	5.24	174,401	(34)	81,111
Repayment of borrowings	5.24	(171,632)	(3,734)	(2,097)
Payment of lease liabilities	5.27	(2,708)	(2,719)	(3,127)
Interest paid (1)		(30,686)	(19,969)	(12,567)
NET CASH GENERATED FROM FROM/(USED IN) FINANCING ACTIVITIES		(621)	30,682	63,081

NET CHANGE IN CASH AND CASH EQUIVALENTS		(55,224)	40,380	(160,248)
Cash and cash equivalents at beginning of the year	5.20	168,271	126,080	286,532
Exchange gains/(losses) on cash		(3,397)	1,811	(204)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		109,650	168,271	126,080
(1) Cash flows relating to the interest on the lease liabilities amounted to €0.8 million as at December 31, 2025 (2024: €0.8 million and 2023: €1.2 million)

The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	6
4 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2025		24,378	647,600	73,203	(551,682)	(12,247)	181,253
Total comprehensive income/(loss)		—	—	588	—	(115,192)	(114,604)
Income appropriation		—	—	—	(12,247)	12,247	—
Share-based compensation expense:
Value of services	5.23	—	—	9,527	—	—	9,527
Exercises	5.23	253	3,543	—	—	—	3,796
Capital Increase	5.22	1,400	26,035	—	—	—	27,435
Cost of equity transaction, net of tax	5.22	—	(1,239)	—	—	—	(1,239)
BALANCE AS AT DECEMBER 31, 2025		26,031	675,940	83,318	(563,928)	(115,192)	106,168

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2024		20,837	594,003	65,088	(450,253)	(101,429)	128,247
Total comprehensive income/(loss)		—	—	(1,281)	—	(12,247)	(13,527)
Income appropriation		—	—	—	(101,429)	101,429	—
Share-based compensation expense:
Value of services	5.23	—	—	9,395	—	—	9,395
Exercises	5.23	91	(91)	—	—	—	—
Capital Increase	5.22	3,450	57,730	—	—	—	61,180
Cost of equity transaction, net of tax	5.22	—	(4,041)	—	—	—	(4,041)
BALANCE AS AT DECEMBER 31, 2024		24,378	647,600	73,203	(551,682)	(12,247)	181,253

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2023		20,755	594,043	55,252	(306,974)	(143,279)	219,797
Total comprehensive income/(loss)		—	—	3,170	—	(101,429)	(98,258)
Income appropriation		—	—	—	(143,279)	143,279	—
Share-based compensation expense:
Value of services	5.23	—	—	6,666	—	—	6,666
Exercises	5.23	82	(39)	—	—	—	42
BALANCE AS AT DECEMBER 31, 2023		20,837	594,003	65,088	(450,253)	(101,429)	128,247

The accompanying Notes form an integral part of these financial statements.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	7
5 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5.1 General information
5.1.1 Corporate Information
Valneva SE (the Company) together with its subsidiaries (the Group or Valneva) is a company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical needs. The Company takes a highly specialized and targeted approach, applying deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions. Valneva has a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently markets three proprietary travel vaccines as well as certain third-party vaccines leveraging the Group’s established commercial infrastructure. Revenues from the growing commercial business help fuel the continued advancement of the vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats.
As at December 31, 2025, the Group’s portfolio includes three commercial vaccines:
▪IXIARO, (or JESPECT in Australia and New Zealand), is an inactivated Vero cell culture-derived Japanese encephalitis vaccine;
▪DUKORAL is an oral vaccine containing four inactivated strains of the bacterium Vibrio cholerae serotype O1, and part of a toxin from one of these strains as active substances.; and
▪IXCHIQ is the world’s first licensed chikungunya vaccine available to address this unmet medical need and the third vaccine we brought from early R&D to approval.
The Company is registered at Îlot Saint-Joseph, Bureaux Convergence, Bât. A, 12 ter Quai Perrache, 69002 Lyon (France). Valneva has operations in Austria, Sweden, the United Kingdom, France, Canada, and the United States and had an average of 694 employees in the year ended December 31, 2025
Valneva SE is a public company listed on the Euronext Paris (symbol: VLA) and on the Nasdaq Global Select Market (symbol: VALN) since May 2021.
Significant events of the period and significant agreements
IXCHIQ – Regulatory Updates
In 2025 and early 2026, Valneva reported several regulatory updates regarding its chikungunya vaccine, IXCHIQ. The impact of all the IXCHIQ related events have been reflected on the financial statements. For more information please see Note 5.15 Impairment testing and 5.17 Inventories.
European Medicines Agency (EMA)
EMA granted a marketing authorization for IXCHIQ for the prevention of chikungunya virus disease in individuals aged 12 years and older in the European Union in April 2025. This approval expanded the vaccine’s prior authorization for adult use and was supported by data demonstrating sustained antibody responses in 97% of participants for up to 24 months, with consistent immune durability across age groups.
In May 2025, EMA’s safety committee (PRAC) initiated a review of IXCHIQ following reports of serious adverse events (SAEs), mainly in individuals 65 years of age and older with several underlying medical conditions, during an outbreak vaccination campaign on the French island of La Réunion. EMA suspended the use of the vaccine for individuals over 65 years old while the review was ongoing.
In November 2025, EMA announced the lifting of the temporary restriction after concluding its review.
United States Food & Drug Administration (FDA)
In August 2025, the FDA suspended the license for IXCHIQ following additional reports of SAEs, requiring the Company to cease shipments and sales of the vaccine in the United States.
In January 2026, the Company decided to voluntarily withdraw the biologics license application (BLA) and investigational new drug (IND) application for IXCHIQ in the United States. The Company had been awaiting further information with respect to its formal response to the license suspension and was informed in January 2026 of the FDA’s decision to place the IND on clinical hold pending an investigation of a newly reported SAE in a patient who had received three concomitant vaccines, including IXCHIQ.
United Kingdom Medicines and Healthcare products Regulatory Agency (MHRA)
On February 5, 2025, the MHRA granted marketing authorization for IXCHIQ for the prevention of chikungunya virus disease in adults aged 18 and older.
In June 2025, the UK MHRA implemented a temporary suspension on the use of IXCHIQ in elderly adults and in February 2026 updated its recommendation for the use of IXCHIQ in the UK by including a restriction for individuals 60 years of age and older, for people with specified health conditions as well as timing of vaccination prior to travel. The MHRA

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	8
confirmed that the benefit–risk profile of IXCHIQ remains favorable for individuals aged 18 to 59 years who are at risk of chikungunya infection and do not have the contraindicated underlying medical conditions.
Brazilian National Health Surveillance Agency (ANVISA)
In April 2025, Brazil’s health regulator, ANVISA, granted marketing authorization for IXCHIQ, representing the first approval of a chikungunya vaccine in an endemic country and supporting Valneva’s strategy to expand access to the vaccine with support from the Coalition for Epidemic Preparedness Innovations and the European Union.
Health Canada
In August 2025, Health Canada granted marketing authorization for IXCHIQ for the prevention of chikungunya virus disease in individuals aged 12 years and older. This approval expanded the vaccine’s prior authorization for adult use and aligned with the adolescent label extension approved in Europe in April 2025.
Commercial Agreements and Market Access
During 2025, Valneva strengthened its commercial partnerships to support the distribution and supply of its commercial vaccines.
In January 2025, Valneva USA, Inc. signed a new $32.8 million supply contract with the United States Department of Defense (DoD) for the supply of Valneva’s Japanese encephalitis vaccine, IXIARO. Under the one-year contract, the DoD committed to purchase a minimum of $32.8 million worth of IXIARO vaccines.
In June 2025, Valneva, through its subsidiaries Valneva Austria GmbH and Valneva Sweden AB, entered into exclusive marketing and distribution agreements with CSL Seqirus for the commercialization of Valneva’s vaccines in Germany. In July 2025, CSL Seqirus started to commercialize IXCHIQ, followed by IXIARO and the cholera vaccine DUKORAL in 2026. The agreement has a term of three years and replaces the previous partnership with Bavarian Nordic.
Research and Clinical Development
Valneva continued to advance its vaccine development pipeline during the period.
In April 2025, Valneva and LimmaTech Biologics announced the vaccination of the first participant in a Phase 2 study evaluating S4V2, the most clinically advanced tetravalent bioconjugate vaccine candidate against shigellosis. The study is assessing the safety and immunogenicity of S4V2 in approximately 110 nine-month-old infants in Kenya and aims to identify the optimal dose for a future Phase 3 trial.
Shigellosis remains a major global health concern, particularly among children under five years of age. The study is funded by the Gates Foundation, with results expected in the year 2026.
Financing Activities
During 2025, Valneva also strengthened its financial position through capital markets activities and debt refinancing. The Company issued 9.3 million shares under the ATM program, raising €27.4 million, offset by €1.2 million in transaction costs.
In March 2025, Valneva filed a prospectus supplement with the U.S. Securities and Exchange Commission as part of the renewal of its registration statement on Form F-3 related to its existing At-the-Market (ATM) offering program. Originally established in August 2022, the ATM program allows the Company to offer and sell up to $75 million in American Depositary Shares (ADS), each representing two ordinary shares. The Company is not obligated to sell any ADS under the program, and the renewed agreement retains terms similar to the original arrangement.
In October 2025, Valneva entered into a non-dilutive debt refinancing agreement with funds managed by Pharmakon Advisors providing a facility of up to $500 million. The initial tranche of $215.0 million (€183.0 million equivalent as at December 31, 2025) was used to fully repay the existing debt with Deerfield Management and OrbiMed, including related fees and expenses. The remaining $285.0 million may be drawn in the future to support business development opportunities.
The new facility extends Valneva’s debt maturity from Q1 2026 to Q4 2030, lowers the interest rate and enhances financial flexibility.
Strategic and Operational Updates
As part of the Group’s ongoing efforts to improve operational efficiency, Valneva announced a strategic initiative in November 2025 to optimize its organizational footprint in France. Valneva decided to consolidate its French operations at its Lyon site and close the facility in Saint-Herblain, Nantes, which included operational activities as well as certain pre-clinical research and development functions.
This consolidation is expected to streamline operations in France while centralizing all research and development activities at the Group’s site in Vienna.
In December 2025, Valneva and Serum Institute of India mutually agreed to discontinue the license agreement for Valneva’s chikungunya vaccine, IXCHIQ. For more information please see Note 5.5 Revenues and 5.28 Contract liabilities.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	9
5.1.2 Group information
The following list shows all subsidiaries held by the Company directly or indirectly:

Name	Country of incorporation	Consolidation Method	Interest held as at
			December 31, 2025	December 31, 2024
Vaccines Holdings Sweden AB	SE	Full Consolidation	100%	100%
Valneva Austria GmbH	AT	Full Consolidation	100%	100%
Valneva Canada Inc.	CA	Full Consolidation	100%	100%
Valneva France SAS	FR	Full Consolidation	100%	100%
Valneva Scotland Ltd.	UK	Full Consolidation	100%	100%
Valneva Sweden AB	SE	Full Consolidation	100%	100%
Valneva UK Ltd.	UK	Full Consolidation	100%	100%
Valneva USA, Inc.	US	Full Consolidation	100%	100%
VBC 3 Errichtungs GmbH	AT	Full Consolidation	100%	100%
The closing date for the consolidated financial statements is December 31 of each year.
The Company previously maintained a site in Saint-Herblain, Nantes (France) with general and administrative functions as well as research and development facilities with a site in Lyon. During the first part of 2026, the Company will consolidate its French operations at its Lyon location, which serves as a base for commercial activities, and close the Saint-Herblain, Nantes (France) site, This consolidation is intended to streamline operations and improve efficiency in France, while all research and development activities are centralized at the Group’s site in Vienna.
Vaccines Holdings Sweden AB, located in Solna, Sweden, is the holding company of Valneva Sweden AB, also located in Solna, which manufactures DUKORAL and commercializes DUKORAL, IXIARO, and IXCHIQ in the Nordic countries.
Valneva Austria GmbH, located in Vienna, Austria, focuses on pre-clinical and clinical development activities of vaccines. The facilities accommodate departments for pre-clinical R&D, technical/clinical product development, quality and regulatory affairs, general and administrative as well as commercial functions. In addition to using its latest-stage laboratory facilities for R&D activities, the site holds a certificate of Good Manufacturing Practice from the Austrian Agency for Health and Food Safety (AGES) for its Quality Control laboratories, and was licensed by the U.S. Food and Drug Administration (FDA). Valneva Austria GmbH commercializes IXIARO, DUKORAL,and IXCHIQ and third-party products such as Rabipur/RabAvert and Encepur. Additionally, Valneva Austria GmbH is involved in external manufacturing steps of IXCHIQ.
Valneva Canada Inc., located in Kirkland, Canada, focuses on commercializing IXIARO, DUKORAL, IXCHIQ, and third-party products such as KAMRAB.
Valneva France SAS, located in Lyon, France, focuses on commercializing IXIARO, DUKORAL, IXCHIQ, and previously also commercialized third-party products such as Rabipur/RabAvert and Encepur.
Valneva Scotland Ltd., located in Livingston, Scotland (United Kingdom) is primarily involved in the production of IXIARO and IXCHIQ and provides R&D support to the business as and when required.
Valneva UK Ltd., located in Fleet, England (United Kingdom), focuses on commercializing DUKORAL, IXIARO, and IXCHIQ in the United Kingdom.
Valneva USA, Inc., located in Bethesda, Maryland (USA), focuses on the commercialization of IXIARO to the U.S. military and the U.S. private market and previously also commercialized IXCHIQ in the U.S.
VBC 3 Errichtungs GmbH (Vienna, Austria), owns the Laboratory and Office building used by Valneva Austria GmbH.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	10
5.2 Summary of significant accounting policies
The principal accounting policies applied in preparing these consolidated financial statements are outlined below. These policies have been consistently applied to all years presented.
5.2.1 Basis of preparation
These 2025 Consolidated Financial Statements have been prepared in accordance with the International financial reporting standards, which comprise IFRS (International Financial Reporting Standards), IAS (International Accounting Standard) and their interpretations, and IFRIC (International Financial Reporting Interpretations Committee), as issued by the International Accounting Standards Board (IASB).
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
The accounting policies are disclosed in Note 5.1 General information to Note 5.35 Events after the reporting period. The accounting policies that management considered critical are disclosed in Note 5.5.2 Other revenues.
For ease of presentation, numbers have been rounded and, where indicated, are presented in thousands of Euros. Calculations, however, are based on exact figures. Therefore, the sum of the numbers in a column of a table may not conform to the total figure displayed in the column.
These consolidated financial statements were approved and authorized for issuance by the Board of Directors on March 17, 2026.

5.2.2 Impact of new, revised or amended Standards and Interpretations
Standards, amendments to existing standards and interpretations issued by IASB whose application has been mandatory since January 1, 2025

New standards, Interpretations and amendments adopted by the Group		Effective date	Effects
IAS 21	Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	January 1, 2025	none
Editorial Corrections (various)	Periodically issued IASB Editorial Corrections and changes to IFRSs and other pronouncements.	March 31, 2025	none
Disclosures about Uncertainties in the Financial Statements (Illustrative Examples)	A set of examples that illustrate the reporting of the effects of uncertainties in financial statements through climate-related fact patterns	November 28, 2025	none

The amendments listed above did not have any material impact on the amounts recognized in prior periods and are not expected to affect the current or future periods.
Standards, amendments to existing standards and interpretations whose application is not yet mandatory.
The Group did not elect to apply early the following new standards, amendments, and interpretations which were issued but not mandatory as at January 1, 2025.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	11

New standards, Interpretations and amendments		Effective date	Effects
IFRS 18	New standard, IFRS 18 Presentation and Disclosures in Financial Statements	January 1, 2027	under assessment
IFRS 19	New standard, IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027	none
IFRS 7 & IFRS 9	Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	January 1, 2026	none
Annual improvements to IFRS – Volume 11	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter	January 1, 2026	none
	Amendments to IFRS 7 Financial Instruments: Disclosures: Gain or loss on derecognition, Disclosure of deferred difference between fair value and transaction price, Introduction and credit risk disclosures	January 1, 2026	none
	Amendments to IFRS 9 Financial Instruments: Lessee derecognition of lease liabilities, Transaction price	January 1, 2026	none
	Amendments to IFRS 10 Consolidated Financial Statements: Determination of a ‘de facto agent’	January 1, 2026	none
	Amendments to IAS 7 Statement of Cash Flows: Cost method	January 1, 2026	none
IFRS 7 & IFRS 9	Amendments IFRS 9 and IFRS 7 regarding the application of the ‘own use’ exemption to Power Purchase Agreements (PPAs)	January 1, 2026	none
IFRS 19	The amendments cover new or amended IFRS Accounting Standards issued between 28 February 2021 and 1 May 2024 that were not considered when IFRS 19 Subsidiaries without Public Accountability: Disclosures was first issued.	January 1, 2027	none
IAS 21	The amendments clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one.	January 1, 2027	none
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
The Group applies the acquisition method of accounting for all business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of assets transferred, the liabilities incurred, and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred. Identifiable assets acquired, liabilities, and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the fair value of the net assets of the acquired subsidiary exceeds the consideration, the difference is recognized directly in the income statement as a bargain purchase gain. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.
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
Subsidiaries
The results and financial position of all subsidiaries (none of which have the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are converted into the presentation currency as follows:
•assets and liabilities presented for each balance sheet are converted according to the exchange rate valid on the balance sheet date;

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	12
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
The objective of the Group is to limit the potential negative impact of the foreign exchange rate changes, for example by currency conversion of cash and cash equivalents denominated in foreign currency and by balancing foreign currency assets and liabilities to the extent possible. The Group has certain investments in foreign operations, the net assets of which are exposed to foreign currency translation risk. Please refer to Note 5.16.3 for an analysis of the impact from changes in exchange rates on the pre-tax result.
Interest rate risk
The Group analyzes its interest rate exposure on a dynamic basis. Based on this analysis, the Group calculates the impact on profit and loss of a defined interest rate change. The same interest rate change is used for all currencies. The calculation only includes investments in financial instruments and cash in banks that represent major interest-bearing positions. As at December 31, 2025 and December 31, 2024, no material interest risk was identified. In case of increasing interest rates the positive effect from cash in banks will be higher than the negative effect from variable interest-bearing liabilities; in case of decreasing interest rates there will be no material negative impact.
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
Liquidity risk
The Group is exposed to liquidity risk due to the maturity of its financial liabilities and the fluctuations of its operating cash flow, and the potential implementation of early repayment clauses in the grant agreements (see Note 5.8.1). Furthermore, fluctuations in the Group’s operating cash flow during accounting periods also generate liquidity risks. Prudent liquidity risk management therefore implies maintaining sufficient cash resources, cash equivalents, and short-term deposits in order to satisfy ongoing operating requirements and the ability to close out market positions. Extraordinary conditions on the financial markets may, however, temporarily restrict the possibility to liquidate certain financial assets.
Although it is difficult to predict future liquidity requirements, the Group considers that the existing cash and cash equivalents as at December 31, 2025 will be sufficient to fund its operations for at least 12 months from the date of authorization for issuance of these consolidated financial statements. The Pharmakon Loan Agreement signed in 2025 does not include any financial covenants and this new facility extends repayment from Q1 2026 to Q4 2030, has a more favorable interest rate, and enhances financial flexibility. The previous loan agreement (the D&O Loan Agreement) with U.S. healthcare investment firms Deerfield Management Company and OrbiMed contained covenants related to minimum liquidity and minimum revenue (see Note 5.24.1). No adjustments were made to the D&O Loan Agreement covenants in 2024 or 2025. If the primary endpoint of the VLA 15 Phase 3 trial is not met, the Group will be required to undergo

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	13
restructuring and implement cost-containment measures that would allow the Group to meet its financial obligations for the foreseeable future but would significantly impact its operations and prospects. These restructuring measures would require alignment with Pharmakon to avoid an event of default. The Company cannot guarantee such measures would be sufficient in the long term and renegotiation of existing debt terms or alternative measures to refinance or repay the debt may be required.

The table below analyzes the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.
Balance as at December 31, 2025

in € thousand	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Borrowings	17,905	33,439	215,495	851	267,690
Lease liabilities	2,739	5,572	5,414	14,357	28,082
Refund liabilities	10,814	6,684	—	—	17,498
Trade payables and accruals	24,540	—	—	—	24,540
Tax and employee-related liabilities (1)	12,642	—	—	—	12,642
Other liabilities	7	—	—	—	7
TOTAL	68,648	45,696	220,908	15,208	350,460
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	14
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
5.3.1 Critical Accounting Policies, Practices, and Estimate
The following is the critical judgement, apart from those involving estimations (which are presented separately below), that management has made in the process of applying the Group’s accounting policies and that has the most significant effect on the amounts recognized in financial statements:
•Note 5.5.2 Other revenues and Note 5.29 Refund liabilities: The recognition of other revenues and refund liabilities involves significant management judgement in estimating and updating the transaction price in accordance with IFRS 15. Management is required to assess the nature and amount of variable consideration and to determine whether such amounts are subject to the constraint on variable consideration. Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Management reassesses the estimated transaction price and the application of the constraint at each reporting date. Revenue is only recognized when it is highly likely that it will not reverse in future, and this is a judgement required from management. In particular, Note 5.5.2 underlines the judgements made in applying accounting policies, which are most relevant with respect to the Research Collaboration and License Agreement with Pfizer.

5.3.2 Key sources of estimation uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty in the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:
•Note 5.15 Impairment testing: Impairment test of intangible and tangible assets and right of use assets: key assumptions underlying recoverable amounts. Budgets comprise forecasts of revenue, staff costs, and overheads based on current and anticipated market conditions that have been considered and approved by the Executive Committee and the Board of Directors. The revenue projections are inherently uncertain due to the short-term nature of the business and unstable market conditions. If the Group does not successfully develop vaccine candidates and receive regulatory approval, or if Valneva fails to successfully manufacture or commercialize approved vaccines, an impairment may be required. For the main estimates and sensitivities related to the impairment test regarding the CGU, see Note 5.15;
•Note 5.17 Inventories: Write-down analysis for inventories: For the assessment of write-down of raw material the current production plans have been taken into account. Raw material which will not be used before its expiry date is written down. For the assessment of write-downs of work in progress, finished goods, and purchased goods, the forecasted sales plans and a minimum shelf life at the time of the most current sales expectation are taken into account. In addition, inventories are assessed on the likelihood of the release of the relevant products. The Group manufactures inventories through a number of production sites and allocates production overheads to inventories on the basis of normal operating capacity, in line with IAS 2. Where actual production is below normal capacity, the related unallocated fixed overheads are recognised as an expense and excluded from inventory valuation. The assessment of what constitutes normal capacity, and whether under-absorption of overheads arises from below normal idle capacity rather than ordinary production variability, involves significant judgement. This assessment is based on expected production volumes, historical utilization levels, scheduled maintenance, temporary shutdowns, market conditions and other plant-specific factors.
•Note 5.23 Share-based compensation: Share-based payments and related expected employer contribution costs: assumption for fair value determination, including performance conditions, as well as the determination of accelerated vesting in the event of a change of control (as considered remote);
•Note 5.29 Refund liabilities: Recognition of the refund obligation related to the Pfizer Collaboration and License Agreement;
•Notes 5.30 Provisions and 5.33 Commitments and contingencies: Recognition and measurement of provisions and contingencies: key assumptions about the likelihood and magnitude of an outflow of resources. In estimating the provision for onerous contracts, management makes assumptions regarding the likelihood of termination costs for certain agreements. In estimating the restructuring provisions management assesses the timing and amount of expected costs, including employee termination benefits, contract termination penalties, and other direct expenditures. In accordance with IAS 37, the Company recognizes contingent assets only when the inflow of economic benefits is virtually certain. Management applies significant judgment in evaluating whether claims for indemnities or reimbursements from Contract Manufacturing Organizations relating to the disposal of the Company’s products during manufacturing activities meet this threshold; accordingly, receivables and related income for claims

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	15
associated with accidental disposal and spillage events are recognized only once formal acknowledgment of liability has been obtained.;
•Note 5.8.2 Research and development tax credits: The recognition of Research and development tax credits on other income integrated assumptions on the eligible expenses, reflecting the management’s best estimate of the final submission to the tax authority.
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
5.5 Revenues
Revenues include both revenues from contracts with customers and other non-IFRS 15 revenues (mainly subleases) which are out of scope from IFRS 15:

	Year ended December 31,
in € thousand	2025	2024	2023
Product sales	157,908	163,253	144,624
Other revenues from contracts with customers	16,097	5,622	8,075
Other non-IFRS 15 revenue	653	704	1,014
REVENUES	174,659	169,579	153,713

5.5.1 Product sales
The Group mostly generates product sales revenues from the sale of its commercialized travel vaccines and from the sale of third-party products.
The Group’s product sales contracts generally include one type of performance obligation. Revenue is recognized at the point in time when the identified performance obligation is transferred to the customer, either when the customer obtains control over the goods at the time of shipment or when the product is received by the customer, which generally happens within a few days, depending on the terms of the agreement. Sales contracts with retailers and the U.S. Department of Defense (DoD) are shown as “direct product sales”, whereas sales to the other distributors are reported as “indirect sales - sales through distributors”.
Some of the Group’s product sales agreements include retrospective rebates, charge-back clauses, discounts, and under certain conditions return rights, which give rise to variable consideration under IFRS 15. The constraints on variable consideration (expected rebates, discounts and considerations for product returns) are taken into account and

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	16
recognized on an accrual basis and reported as refund liabilities or as contract liabilities (for replacement doses) in the consolidated balance sheet.
In most cases, Valneva sells its products through distributors. Valneva is acting as principal given that it controls such products before transferring them to the final customer. More specifically, Valneva assumes the inventory risk before the goods are transferred to customers and has discretion in establishing prices for such goods. Revenue is recognized when the product is delivered to the end customers.
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

5.5.2 Other revenues
The Group generates other revenues from its products, product candidates, and proprietary technologies. The contracts in place often include several different promised goods or services such as research licenses, commercial licenses, and further R&D services. The terms of such agreements include license fees received as initial fees, annual license maintenance fees, and fees to be paid upon achievement of milestones, as well as license option fees and fees for the performance of research services. In addition, the Group’s licensing arrangements generally provide for royalties payable on the licensee’s future sales of products developed within the scope of the license agreement. Furthermore, revenue recognized due to the termination of agreements is recognized in other revenues.
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
The considerations for this Agreement include a variable part. Variable considerations derive from upfront and milestone payments received and to be received from Pfizer, contributions from Valneva to Pfizer in shared development costs and circumstances that could potentially increase future payments to Pfizer. At the end of each reporting period, Valneva updates the estimated transaction price and its assessment of whether an estimate of variable consideration is constrained. Revenue is recognized when the variable consideration constraint is removed and it is highly probable that a significant revenue reversal will not occur.
In 2021 and 2022, several amendments were made to the Collaboration and License Agreement. This resulted in an increase in the expected payments to customer related to Valneva’s contribution to Pfizer’s future development costs. Therefore, for the year ended December 31, 2022, the accumulated revenue recognized since the inception of the agreement with Pfizer amounting to €45.9 million was reversed as other revenues from contracts with customers. In the years ended December 31, 2023 and December 31, 2024, no revenues were recognized as Valneva determined that entitlement to the consideration was not yet highly probable, due to the possibility of increased payments to customers while R&D activities (including the Phase 3 study) are progressing ahead of possible BLA licensure submission to the FDA.
As of December 31, 2025, Valneva reassessed its entitlement to the consideration and the related refund liability. The Phase 3 clinical trial is nearing completion, and the data readout is expected within the first half of 2026. Based on the updated development budget, Valneva determined the probability and magnitude of any further change in the payment to customer.
Due to project progress, Valneva concluded that a portion of the outstanding refund liability no longer represented an obligation to refund consideration to Pfizer and could therefore be released to revenue. For the year ended December 31, 2025, Valneva recognized revenues for R&D work and additional support services of €10.0 million, corresponding to the amount of the refund liability that the Group no longer expects to settle through future payments to Pfizer. As at

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	17
December 31, 2025, the remaining refund liability related to the Collaboration and License Agreement with Pfizer amounted to €9.0 million, representing Valneva’s best estimate of the portion of consideration that may still need to be refunded through its ongoing contribution to Pfizer’s development costs.
While license and equipment performance obligations were fulfilled in prior periods, the R&D activities and additional services were ongoing through 2025 and satisfy the performance obligation over time. During this period, Valneva funded 40% of the ongoing shared development costs.
Items not included in the transaction price as of December 31, 2025 are (i) $143 million from early commercialization milestones, (ii) royalties, ranging from 14% to 22%, and (iii) $100 million in sales based milestones, which will be recognized as and when they occur.

5.5.3 Disaggregated revenue information
The Group’s revenues are disaggregated as follows:
Type of goods or service

	Year ended December 31,
in € thousand	2025	2024	2023
IXIARO®	98,419	94,069	73,483
DUKORAL®	31,909	32,303	29,775
Third party products	19,159	33,185	35,675
IXCHIQ®	8,421	3,696	—
VLA2001	—	—	5,691
PRODUCT SALES	157,908	163,253	144,624
Royalties received	2,124	2,410	2,129
Revenues from shipping and handling	481	1,368	21
R&D work and additional support services	9,985	—	—
Milestone payment - licenses	3,421	712	3,637
Other services	87	1,133	2,288
thereof COVID-19	—	—	1,973
OTHER REVENUES FROM CONTRACTS WITH CUSTOMERS	16,097	5,622	8,075
Other non-IFRS 15 revenue	653	704	1,014
REVENUES	174,659	169,579	153,713

In the year ended December 31, 2025, product sales for all active products decreased by €5.3 million compared to the same period in 2024.
IXIARO sales showed a 5% increase, which was mainly driven by the increased order volume in the UK due to the limited supply in the prior year, as well as increased order volumes in France and other European markets as the result of the growth in the travel market.
DUKORAL sales in 2025 were 1% lower compared to 2024. This decrease resulted from lower market demand in Germany, which is partly offset by an increased demand due the cholera outbreak in Mayotte, France.
IXCHIQ sales were €8.4 million in 2025 compared to €3.7 million in 2024, as the vaccine was launched at the end of the first quarter of 2024. Sales in 2025 included all doses Valneva supplied to France’s island La Réunion to respond to the chikungunya outbreak and were adversely impacted by the suspension of the license by the FDA in August 2025.
Third-party product sales in 2025 were 42% lower compared to 2024, which was mainly driven by discontinuation of distribution of Rabipur®/RabAvert® and Encepur® in UK and Canada as well the termination of the distribution agreement of FLUAD in Austria.
Revenues from shipping and handling decreased in 2025 to €0.5 million. In 2024, revenues included an additional one time revenue for freight costs due to a revised customer agreement.
Revenues from milestone payments and licenses increased by €2.7 million in 2025 compared to 2024, mainly related to the exclusive license agreement with Serum Institute of India for Valneva’s single-shot chikungunya vaccine amounting to €2.5 million.
R&D work and additional support services shows revenues recognized under the Collaboration and License Agreement with Pfizer amounting to €10.0 million.
Other service revenues decreased by 92% to €0.1 million in 2025. This change is mainly due to fewer services being provided by the Group in 2025 compared to the prior year.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	18
Sales channels for product sales
Products are sold via the following sales channels:

	Year ended December 31,
in € thousand	2025	2024	2023
Direct product sales	130,755	137,889	119,305
Indirect product sales	27,153	25,365	25,320
TOTAL PRODUCT SALES	157,908	163,253	144,624

Geographical markets
In presenting information on the basis of geographical markets, revenue is based on the final location where Valneva’s distribution partner sells the product or where the customer/partner is located.

	Year ended December 31,
in € thousand	2025	2024	2023
United States	53,610	48,593	32,964
Canada	30,125	32,321	28,193
Germany	17,468	18,374	13,503
France	14,668	7,220	5,866
Nordics	13,898	13,937	12,695
Other Europe	13,877	9,056	9,335
United Kingdom	12,644	19,489	20,266
Austria	9,473	15,897	14,583
Rest of World	8,897	4,691	16,308
REVENUE TOTAL	174,659	169,579	153,713
Nordics includes Finland, Denmark, Norway and Sweden and Rest of World includes India, Israel, Australia, Peru, Japan, Brazil and New
Zealand.

In the year ended December 31, 2025, total revenues increased by €5.1 million compared to the year ended December 31, 2024. Revenues from the U.S. market increased by €5.0 million, primarily due to the recognition of variable consideration relating to the research collaboration and licensing agreement with Pfizer for the Lyme disease program amounting to €10.0 million. This increase was partly offset by the decline in product sales to the U.S. military by 4%, which is primarily due to the timing of the DoD contract.
Information about major customers
The concentration risk from the customer portfolio of the Group is limited. In 2025, there were three customers with a contribution exceeding 10% of the annual revenue.
Sales to customers representing more than 10% of the total revenues amounted to €77.9 million in 2025 (2024: €76.0 million, 2023: €67.1 million) and consisted solely of product sales.
5.5.4 Assets and liabilities related to contracts with customers
See Note 5.18 for details on trade receivables, Note 5.19 for details on costs to obtain a contract, Note 5.28 for details of contract liabilities and Note 5.29 for details of refund liabilities.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	19
5.6 Expenses by nature
The consolidated income statement line items cost of goods and services, research and development expenses, marketing and distribution expenses, and general and administrative expenses include the following items by nature of cost:

		Year ended December 31,
in € thousand	Note	2025	2024	2023
Consulting and other purchased services		68,638	65,783	80,988
Cost of services and change in inventory		15,001	13,681	11,417
Employee benefit expense other than share-based compensation	5.7	89,386	83,028	72,997
Share-based compensation expense	5.7	9,571	8,710	6,276
Raw materials and consumables used		15,253	21,982	14,113
Depreciation and amortization and impairment	5.12/13/14	22,645	19,586	16,853
Building and energy costs		15,662	13,908	13,088
Supply, office and IT costs		9,711	7,682	11,663
License fees and royalties		3,648	4,065	5,492
Advertising costs		9,040	16,781	13,361
Warehousing and distribution costs		4,595	5,790	3,939
Travel and transportation costs		1,634	3,197	2,700
Other expenses		2,337	3,593	4,432
OPERATING EXPENSES		267,120	267,788	257,320

Operating expenses in the year ended December 31, 2025 amounted to €267.1 million, which was a slight decrease compared to the €267.8 million in the year ended December 31, 2024. Operating expenses increased slightly by €10.5 million in the year ended December 31, 2024 from €257.3 million in the year ended December 31, 2023.
The increase in expenses for “consulting and other purchased services” in the year ended December 31, 2025 compared to 2024 comes from the increase in research and development primarily related to chikungunya Phase 4 and pediatric studies, as well for the Shigella vaccine candidate. During the comparison period of 2023, Valneva incurred higher service fees for clinical studies related to research and development of the Zika vaccine candidate and higher expenditures on the COVID-19 vaccine, VLA2001.
Expenses for “cost of services and change in inventory” increased in the year ended December 31, 2025 by €1.3 million compared to 2024, mainly driven by one-off expenses related to the transfer to the new manufacturing site Almeida in Scotland and higher inventory write-offs based on revised forecast market demand and sales expectations
Expenses for “Raw materials and consumables used” decreased in the year ended December 31, 2025 by €6.7 million, compared to 2024, mostly due to lower sales volumes across the commercial portfolio and to improvement in manufacturing performances.
“Employee benefit expenses other than share-based compensation” increased in the year ended December 31, 2025 compared to December 31, 2024 primarily related to the closure of the Nantes site in France (see Note 5.7). The increase in the year ended December 31, 2024 compared to December 31, 2023 was due to inflation-related higher salaries and social security contributions. During 2025, the Group had an average of 694 employees (in 2024: 695 employees).
“Share-based compensation expense” increased in the year ended December 31, 2025 compared to 2024 and 2023 due to the introduction of new plans. See Note 5.23 for more information on the share-based compensation plans.
The expense under “depreciation and amortization and impairment” increased in the year ended December 31, 2025 compared to 2024 by €3.1 million due to the fully deployed capacity of the Almeida facility in Livingston.
The decrease in “advertising costs” for the year ended December 31, 2025 compared to the years ended December 31, 2024 and 2023 reflects the higher advertising spend in those years, primarily related to the launch of IXCHIQ in the U.S. in early 2024.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	20
Principal Accountant Fees and Services
PricewaterhouseCoopers Audit and Deloitte & Associés served as independent auditors for the year ended December 31, 2025 and for all other reporting periods presented. The table below shows fees charged by those firms and member firms of their networks to Valneva and consolidated subsidiaries in the years ended December 31, 2025, 2024, and 2023.

	Year ended December 31,
	PricewaterhouseCoopers						Deloitte & Associés
in € thousand	2025	%	2024	%	2023	%	2025	%	2024	%	2023	%
Audit fees	1,182	74%	1,710	89%	2,076	98%	1,029	100%	1,311	89%	1,902	99%
provided by the statutory auditor	1,082	68%	1,272	66%	1,539	73%	939	91%	1,185	80%	1,622	84%
provided by the statutory auditor's network	100	6%	439	23%	537	25%	90	9%	126	9%	280	15%
Audit-related Fees	—	%	—	%	—	%	—	%	—	%	—	%
provided by the statutory auditor	—	%	—	%	—	%	—	%	—	%	—	%
provided by the statutory auditor's network	—	%	—	%	—	%	—	%	—	%	—	%
Tax Services	122	8%	45	2%	40	2%	—	%	—	%	—	%
provided by the statutory auditor's network	122	8%	45	2%	40	2%	—	%	—	%	—	%
All Other Fees	292	18%	163	8%	—	%	—	%	163	11%	19	1%
Total	1,596	100%	1,918	100%	2,116	100%	1,029	100%	1,474	100%	1,921	100%
Audit-related fees comprised mainly the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. All other fees are the aggregate fees billed for the limited assurance review of sustainability reporting and verification of disclosure requirements set out in article 8 of Regulation (EU) 2020/852.
5.7 Employee benefit expense
Employee benefit expenses include the following:

	Year ended December 31,
in € thousand	2025	2024	2023
Salaries	67,801	63,313	55,793
Social security contributions	19,319	16,300	14,359
Share-based compensation expense	9,571	8,710	6,276
Training and education	597	1,582	1,292
Other employee benefits	1,669	1,833	1,553
TOTAL EMPLOYEE BENEFIT EXPENSE	98,957	91,739	79,273
For the year ended December 31, 2025 employee benefit expenses increased by €7.2 million compared to the year ended December 31, 2024. This was primarily driven by leaving indemnity payments, which rose by €4.3 million and related to social contributions which increased by €2.8 million compared to prior year. These increases mainly resulted from the closure of the Nantes site in France. The overall rise in employee benefit expenses was partially offset by reduced costs for seminars and conferences, reflecting efficiencies achieved through the Company’s improvement program, which delivered process optimizations and costs savings compared to the prior year.
In the year ended December 31, 2025, the social security contributions included an expense of €1.4 million (December 31, 2024: income of €1.6 million, December 31, 2023: income of €1.6 million) resulting from the increase of the provision of employer contribution charges on share-based payment programs due to the increase in the share price.
During 2025, the Group had an average of 694 employees (2024: 695 employees, 2023: 684 employees).
5.8 Other income/(expenses), net
Gain from sale of Priority Review Voucher, net
The Company sold the PRV received from the FDA for $103 million (€95 million) on February 2, 2024.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	21
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
Other income and expenses, net
Other income and expenses, net include the following:

	Year ended December 31,
in € thousand	2025	2024	2023
Research and development tax credit	4,942	10,028	6,797
Grant income	5,957	10,194	11,350
Gain/(loss) on disposal of fixed assets and intangible assets, net	(432)	(445)	(21)
Gain/(loss) from revaluation of lease agreements	1	711	45
Taxes, duties, fees, charges, other than income tax	(373)	(346)	(475)
Miscellaneous income/(expenses), net	305	564	3,824
OTHER INCOME AND EXPENSES, NET	10,400	20,706	21,520

Other operating income and expenses decreased by €10.3 million, or 50%, to €10.4 million for the year ended December 31, 2025, from €20.7 million for the year ended December 31, 2024, primarily due to lower grant income and lower research and development tax credit.
Income from the research and development tax credit decreased significantly due to the decrease of the R&D tax credit in Valneva Scotland (see Note 5.8.2 Research and development tax credits).
Grant income decreased considerably due to the final installment of the Scottish Enterprise grant being paid at the beginning of 2025, as well as lower grant income recognized related to the CEPI agreement (see Note 5.8.1 Grants).
The slight decrease in the “miscellaneous income/(expenses), net” for the year ended December 31, 2025 mainly reflects the discontinuation of residual income following the 2023 divestment of the Clinical Trial Manufacturing unit in Solna, with final payments received in 2024.

5.8.1 Grants
Grants from governmental agencies and non-governmental organizations are recognized where there is reasonable assurance that the grant will be received and the Group will comply with all conditions.
Grants received as reimbursement of approved research and development expenses are recognized as other income when the related expenses have been incurred and there is reasonable assurance that funds will be received. Advance payments received under such grants are deferred and recognized when the relevant conditions are met. Advance payments received which need to be repaid are recognized as borrowings (see Note 5.24.1 Principal loan).
Government grants received to support the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.
During the year ended December 31, 2025 €0.1 million (£0.1 million) of grant income was recognized in connection with support received from Scottish Enterprise, Scotland’s national economic development agency, to support research and development as well as manufacturing development activities on the Livingston site.This represents the final amount received from the original agreement spanning over 3 years and compared to €3.7 million (£3.1 million) recognized for the year ended December 31, 2024.
In 2019, the Group signed a funding agreement with CEPI. Valneva received $24.6 million for vaccine manufacturing and late-stage clinical development of its single-dose, live attenuated vaccine against chikungunya. In line with CEPI’s commitment to equitable access, the funding underwrote a partnership effort to accelerate regulatory approval of Valneva’s chikungunya vaccine for use in regions where outbreaks occur and to support World Health Organization prequalification to facilitate broader access in low- and middle-income countries (LMICs). Valneva has to pay CEPI up to $7.0 million as consideration, upon achievement of certain commercial and related milestones, of which $3.0 million was paid in April 2024. The refundable consideration is accounted for as a loan and measured in accordance with IFRS 9 (see Note 5.24). The difference between the proceeds from CEPI and the carrying amount of the loan is treated under IAS 20 and presented as “Borrowings”.
The partnership with CEPI was extended in July 2024 when the Group signed the second funding agreement, which was subsequently amended during 2025. CEPI now provides up to $48.9 million additional funding in the next four years to support broader access to IXCHIQ, in LMICs, as well as post-marketing trials and potential label extensions in children, adolescents, and pregnant women. The proceeds from CEPI are treated under IAS 20 and presented as Grant income. In the year ended December 31, 2025, €5.8 million (December 31, 2024 €6.5 million) of grant income related to the second agreement with CEPI was recognized.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	22
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
In December 31, 2025, the position included research and development tax credits mainly from Austria (€3.5 million) and France (€1.1 million) whereas in December 31, 2024 Valneva recognized tax credits primarily from Austria (€3.6 million) and from Scotland (€5.2 million).
5.9 Finance income/(expenses), net
Interest income is recognized on a time-proportion basis using the effective interest method.

	Year ended December 31,
in € thousand	2025	2024	2023
FINANCE INCOME
Interest income from other parties	1,803	2,362	1,210
Realized gains from cash and cash equivalents	841	—	—
TOTAL FINANCE INCOME	2,644	2,362	1,210
FINANCE EXPENSES
Interest expense on loans	(40,903)	(22,808)	(13,681)
Interest expense on refund liabilities	(193)	(360)	(8,419)
Interest expenses on lease liabilities	(796)	(813)	(1,183)
Other interest expense	(6)	(3)	(42)
TOTAL FINANCE EXPENSES	(41,898)	(23,984)	(23,325)
FOREIGN EXCHANGE GAIN/(LOSSES), NET	7,196	(3,193)	5,574
FINANCE INCOME/(EXPENSES), NET	(32,058)	(24,816)	(16,541)

Interest income from other parties decreased primarily due to the change in cash management in France. Realized gains from cash and cash equivalents arise from investments in money market funds classified as cash equivalents, as they are highly liquid, readily convertible to a known amount of cash, and carry an insignificant risk of value change.
The interest expense on loans increased significantly in 2025 compared to 2024 due to the repayment of the D&O Loan Agreement and consist of interest expense and related fees amounting to €12.9 million. The D&O Loan Agreement is superseded by the Pharmakon Loan Agreement during 2025. For more details on the new loan see Note 5.24.1 Principal loan. The increase from 2023 to 2024 is attributable to the additional D&O loan draw-down executed in the second half of the year 2023.
The interest expense on refund liabilities remains on a low level for the year ended December 31, 2025 after a significant decrease in 2024 due to the significant payments made to Pfizer during the second half of 2023 and the fulfillment of all payment obligations during the first half of 2024. Please refer to Note 5.29 for more information on the refund liability balances.
The foreign exchange gain/(losses), net are primarily driven by non-cash revaluation results of USD denominated liabilities as the USD depreciated against the EUR by 13% in 2025. A contrary movement of the USD/EUR rate was observed in 2024.
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	23
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not be reversed within the foreseeable future.
5.10.1 Current income tax
Income tax income/(expense) is comprised of current and deferred tax.

	Year ended December 31,
in € thousand	2025	2024	2023
CURRENT TAX
Current income tax charge	(502)	(2,595)	(931)
Adjustments in respect of current income tax of previous year	93	(119)	(175)
DEFERRED TAX
Relating to origination and reversal of temporary differences	(664)	1,953	(1,695)
INCOME TAX BENEFIT/(EXPENSE)	(1,073)	(761)	(2,800)
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
The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

	Year ended December 31,
in € thousand	2025	2024	2023
PROFIT/(LOSS) BEFORE TAX	(114,119)	(11,486)	(98,629)
Tax calculated at domestic tax rates applicable to profits in the respective countries	26,212	2,953	23,400
Income not subject to tax (mainly R&D tax credit)	1,517	3,630	190
Expenses not deductible for tax purposes	(4,417)	(3,391)	(1,902)
Deferred tax asset not recognized	(24,977)	(3,896)	(23,360)
Utilization of previously unrecognized tax losses	246	172	(1,593)
Income tax credit/withholding tax/other adjustments	258	168	553
Effect of change in applicable tax rate	(12)	(34)	(160)
Exchange differences	7	(244)	(25)
Income tax of prior years	93	(119)	98
Minimum income tax	(1)	—	(2)
INCOME TAX BENEFIT/(EXPENSE)	(1,073)	(761)	(2,800)
Effective income tax rate	—	—	—
In the year ended December 31, 2025, although the Group operated at a loss overall, there were profitable entities with revenues from the sale of commercialized travel vaccines and from the sale of third-party products.
5.10.2 Deferred tax
As at December 31, 2025, the deferred tax assets of €227.6 million (December 31, 2024: €201.4 million) were not recognized as there was not sufficient evidence that adequate taxable profit will be available against which the unused tax losses can be utilized in the foreseeable future. Deferred tax assets were only recognized for entities where sufficient evidence has been provided that adequate taxable profit will be available against which the unused tax losses can be utilized in the foreseeable future.
As at December 31, 2025, the Group had tax losses carried forward of €899.6 million (December 31, 2024: €843.6 million), of which €308.3 million related to Valneva SE (December 31, 2024: €307.3 million), €576.5 million related to Valneva Austria GmbH (December 31, 2024: €516.0 million), €11.6 million related to Valneva Sweden AB (December 31, 2024: €9.2 million), €0.9 million related to Vaccines Holdings Sweden AB (December 31, 2024: €0.8 million) and €2.3 million related to Valneva USA, Inc. (December 31, 2024: zero)
Tax losses carried forward in France, Austria, the United Kingdom, Sweden, and U.S. have no expiry date. The Group is assessing on a regular basis the effective capacity to use these tax losses carried forward. They may be used or maintained dependent on potential changes to the corporate footprint and future profitability.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	24
The gross movement on the deferred income tax account was as follows:

	Year ended December 31,
in € thousand	2025	2024	2023
BEGINNING OF THE YEAR	5,443	2,954	4,943
Exchange differences	(836)	536	(294)
Income statement charge / (credit)	(664)	1,953	(1,695)
END OF THE YEAR	3,943	5,443	2,954
The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

	Year ended December 31,
in € thousand	2025	2024	2023
DEFERRED TAX ASSET FROM
Tax losses carried forward	212,876	200,153	207,858
Fixed assets	1,339	1,444	1,765
Inventory	3,567	7,325	4,388
Borrowings and accrued interest	20,824	9,909	4,722
Provision	1,793	1,564	1,501
Other items	861	318	217
Non-recognition of deferred tax assets	(227,620)	(201,356)	(204,529)
TOTAL DEFERRED TAX ASSETS	13,639	19,357	15,921
DEFERRED TAX LIABILITY FROM
Fixed assets	(4,522)	(6,963)	(6,364)
Intangible assets	(3,793)	(5,517)	(5,157)
Other items	(1,382)	(1,435)	(1,446)
TOTAL DEFERRED TAX LIABILITY	(9,697)	(13,915)	(12,967)
DEFERRED TAX, NET	3,943	5,443	2,954
The corporate income tax rates remained stable across jurisdictions, with the exception of in U.S., where the corporate income tax rate decreased from 27.72% in 2024 to 27.64% in 2025. The deferred tax assets and liabilities presented above as at December 31, 2025 and December 31, 2024 have been adjusted for this change in the tax rate.
5.11 Earnings (Losses) per share
Basic
Basic earnings (losses) per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of outstanding shares during the year, excluding shares purchased by the Company and held as treasury shares (see Notes 5.22 and 5.23).

	Year ended December 31
	2025	2024	2023
Net profit (loss) from continuing operations attributable to equity holders of the Company (in € thousand)	(115,192)	(12,247)	(101,429)
Weighted average number of outstanding shares	168,179,263	145,705,876	138,624,381
BASIC EARNINGS (LOSSES) FROM CONTINUING OPERATIONS PER SHARE (€ PER SHARE)	(0.68)	(0.08)	(0.73)
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	25
of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Year ended December 31
	2025	2024	2023
Profit used to determine diluted earnings per share (in € thousand)	(115,192)	(12,247)	(101,429)
Weighted average number of outstanding shares for diluted earnings (losses) per share (1)	168,179,263	145,705,876	138,624,381
DILUTED EARNINGS/(LOSSES) FROM CONTINUING OPERATIONS PER SHARE (€ PER SHARE)	(0.68)	(0.08)	(0.73)
(1)    Potentially dilutive securities (2025: 4,704,464 share options; 2024: 1,627,520 share options, 2023: 2,861,904) have been excluded from the computation of diluted weighted-average shares outstanding, because such securities had an antidilutive impact due to the losses reported.
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
Other development expenditures that do not meet these criteria are recognized as expenses when they are incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, generally 10 - 15 years. In 2025 and 2024, no development costs were capitalized.
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	26
of 24 years (with a remaining useful life period of 7 years) which is based on estimated period where Valneva benefits from the patent.

in € thousand	Software	Acquired R&D technology and projects	Development costs	Intangible assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2025
Opening net book value	205	23,948	1,104	—	25,258
Additions	61	—	—	—	61
Amortization charge	(82)	(2,685)	(137)	—	(2,904)
Impairment charge	(3)	—	—	—	(3)
Exchange rate differences	4	(58)	(10)	—	(64)
CLOSING NET BOOK VALUE	186	21,206	957	—	22,349
AS AT DECEMBER 31, 2025
Cost	5,861	83,012	7,313	—	96,187
Accumulated amortization and impairment	(5,676)	(61,806)	(6,356)	—	(73,838)
CLOSING NET BOOK VALUE	186	21,206	957	—	22,349

in € thousand	Software	Acquired R&D technology and projects	Development costs	Intangible assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2024
Opening net book value	255	24,073	1,239	—	25,567
Additions	79	2,500	—	—	2,579
Amortization charge	(126)	(2,687)	(145)	—	(2,958)
Impairment charge	—	—	—	—	—
Exchange rate differences	(2)	62	11	—	71
CLOSING NET BOOK VALUE	205	23,948	1,104	—	25,258
AS AT DECEMBER 31, 2024
Cost	5,823	83,349	7,345	—	96,516
Accumulated amortization and impairment	(5,618)	(59,400)	(6,240)	—	(71,258)
CLOSING NET BOOK VALUE	205	23,948	1,104	—	25,258
As at December 31, 2025, significant intangible assets with finite useful lives (included in acquired R&D technology and projects as well as in development costs) consist primarily of the already commercialized vaccine against Japanese encephalitis (IXIARO) with acquisition costs amounting to €78.8 million (December 31, 2024: €79.1 million) and a net book value of €19.4 million (December 31, 2024: €22.3 million).
In 2024, acquired research and development increased by €2.5 million when the Group entered into a strategic partnership with LimmaTech Biologics to accelerate the development of the world’s most clinically advanced Shigella vaccine candidate.
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	27
based on government bond rates, a country-specific risk adjustment, a credit risk adjustment based on bond yields, and an entity-specific adjustment when the risk profile of the entity that enters into the lease is different than that of the Group and the lease does not benefit from a guarantee from the Group. Valneva uses incremental borrowing rates between 1.046% and 7.000%, depending on the currency and the remaining term until maturity. For the rental contracts for the premises in Sweden interest rates of 2.493% and 3.401% were determined.
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
The Group does not have residual value guarantees in the rental contracts.
5.13.1 Development of right-of-use assets

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Furniture, fittings and other	Total assets
YEAR ENDED DECEMBER 31, 2025
Opening net book value	18,932	—	300	19,232
Additions	12	78	280	369
Amortization	(1,725)	(8)	(186)	(1,919)
Impairment charge	—	—	—	—
Revaluation due to variable payments	58	—	(2)	56
Termination of contracts	—	(71)	(26)	(97)
Exchange rate differences	916	2	(2)	916
CLOSING NET BOOK VALUE	18,193	—	365	18,558

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Furniture, fittings and other	Total assets
YEAR ENDED DECEMBER 31, 2024
Opening net book value	20,141	—	251	20,392
Additions	38	—	199	237
Amortization	(1,788)	—	(135)	(1,923)
Impairment charge	980	—	—	980
Revaluation due to variable payments	1,404	—	—	1,404
Termination of contracts	(1,246)	—	(12)	(1,258)
Exchange rate differences	(596)	—	(3)	(599)
CLOSING NET BOOK VALUE	18,932	—	300	19,232
In the year ended December 31, 2025, right of use assets decreased from €19.2 million to €18.6 million, mainly due to amortizations.
The largest remaining active lease contract is for the building in Solna, Sweden, which has a book value of €14.8 million as at December 31, 2025 (December 31, 2024: €15.2 million).
For details on lease liabilities, see Note 5.27. For details on the impairment testing, see Note 5.15.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	28
5.13.2 Other amounts recognized in the consolidated income statement
Expense relating to short-term leases and leases of low-value assets as well as expenses relating to termination of lease contracts have not been material in 2025 and 2024. There have been no substantive revaluations recognized to the income statement in 2025 and 2024.
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

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Computer hardware	Furniture, fittings and other	Assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2025
Opening net book value	104,678	29,056	1,155	477	3,518	138,883
Additions	1,897	2,489	317	56	(2,526)	2,232
Depreciation charge	(9,736)	(6,548)	(477)	(166)	—	(16,927)
Impairment charge/reversal	1,904	(629)	—	(16)	—	1,258
Disposals	(2,077)	(611)	(19)	(4)	—	(2,711)
Exchange rate differences	(3,296)	22	(10)	(19)	41	(3,262)
CLOSING NET BOOK VALUE	93,369	23,778	966	328	1,032	119,474
AS AT DECEMBER 31, 2025
Cost	147,409	75,889	3,570	1,465	1,032	229,365
Accumulated depreciation and impairment	(54,040)	(52,111)	(2,604)	(1,137)	—	(109,891)
CLOSING NET BOOK VALUE	93,369	23,778	966	328	1,032	119,474

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	29

in € thousand	Land, buildings and leasehold improvements	Manufacturing and laboratory equipment	Computer hardware	Furniture, fittings and other	Assets in the course of construction	Total
YEAR ENDED DECEMBER 31, 2024
Opening net book value	99,100	31,761	1,053	560	3,724	136,198
Additions	10,356	3,720	569	68	(292)	14,421
Depreciation charge	(7,828)	(6,248)	(467)	(161)	—	(14,705)
Impairment charge/reversal	—	322	—	—	—	322
Disposals	(102)	(800)	(20)	(11)	—	(932)
Exchange rate differences	3,151	302	20	21	86	3,579
CLOSING NET BOOK VALUE	104,678	29,056	1,155	477	3,518	138,883

AS AT DECEMBER 31, 2024
Cost	151,034	74,445	3,542	1,512	3,518	234,051
Accumulated depreciation and impairment	(46,357)	(45,389)	(2,386)	(1,035)	—	(95,167)
CLOSING NET BOOK VALUE	104,678	29,056	1,155	477	3,518	138,883
The additions in 2025 were primarily from the manufacturing and laboratory equipment, for the sites in Austria and Sweden as well as from the Almeida facility in Livingston, in 2024 the additions were primarily related to the Almeida facility in Livingston.
The depreciation charges for the fiscal year were conducted in accordance with standard practices, and present a slight increase in 2025 compared to 2024, reflecting the investment patterns of prior years.
From the total of €22.6 million (2024: €19.6 million) of depreciation, amortization and impairment expenses, €17.3 million (2024: €12.0 million) were charged to cost of goods and services, €3.9 million (2024: €6.3 million) were charged to research and development expenses, €0.5 million (2024: €0.7 million) were charged to marketing and distribution expenses and €0.4 million (2024: €0.4 million) were charged to general and administrative expenses.
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

	Year ended December 31,
in € thousand	2025	2024
United Kingdom	75,914	93,309
Austria	44,983	48,533
Nordics	35,741	36,264
France	3,106	4,350
United States	506	781
Canada	130	138
NON-CURRENT ASSETS	160,380	183,373
Nordics includes Finland, Denmark, Norway and Sweden and Rest of World includes India, Israel, Australia, Peru, Japan, Brazil and New
Zealand.
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
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The cash-generating units correspond with the specific vaccine products and vaccine candidates. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Following the completion of the transfer of manufacturing activities for both IXIARO and IXCHIQ into the Almeida facility in Scotland, a re-assessment of Valneva’s CGUs was performed, resulting in a combination of these two products into one CGU.
An assessment of impairment indicators performed for the year ended December 31, 2025 resulted in impairment indicators identified for the IXIARO / IXCHIQ CGU and no impairment indicators for DUKORAL and Shigella CGU’s.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	30

No material impairment reversal was booked in the years ended December 31, 2025 and December 31, 2024.
IXIARO / IXCHIQ
For the first three quarters of 2025 IXIARO and IXCHIQ were considered separate CGUs. The completion of transfer activities for IXCHIQ into the new Almeida manufacturing facility in Scotland in the fourth quarter of 2025 triggered a re-assessment of the company’s CGUs resulting in a combination of the previously separate CGU’s into one combined CGU IXIARO / IXCHIQ.
Following the identification of impairment indicators for the combined IXIARO / IXCHIQ CGU, related to changes in the utilization of the Group’s manufacturing assets as well as the termination of the drug substance supply agreement with Serum Institute of India (SII), an impairment test was performed as at December 31, 2025. Existing uncertainties were considered by assigning probabilities to different IXCHIQ revenue scenarios prepared. The impairment testing did not result in any impairment requirement as the recoverable amount for the CGU was considerably higher than the carrying value of its assets.
Further, the impairment test for the CGUs of IXIARO and IXCHIQ, which were for 2024 treated as separate CGUs, did not result in any impairment for the year ended December 31, 2024.
DUKORAL
Following an increase in the risk-free rate that constituted an indicator of impairment, the Group conducted an impairment assessment of the DUKORAL CGU as at September 30, 2025. The analysis concluded that the CGU’s recoverable amount exceeded the carrying amount of the underlying assets, and accordingly no impairment charge was recognised.
As at December 31, 2025, no further impairment indicators arose during the remainder of the reporting period; consequently, no additional impairment testing was required at year-end.
The impairment testing on DUKORAL for the year ended December 31, 2024 did not result in any impairment charges.
Shigella
An assessment of impairment indicators was performed for the year ended December 31, 2025 resulting in no impairment indicators identified. An annual impairment test was performed, which did not result in any impairment requirements as the value in use for the CGU was considerably higher than the book value of its assets.

Sensitivity to changes in assumptions
The net present value calculations are based upon assumptions regarding market size, expected sales volumes resulting in sales value expectations, expected royalty income or expected milestone payments. The net present value calculations are most sensitive to the following assumptions:
–discount rate
–reduction of expected revenues
The following table shows these parameters and their sensitivity to the overall result in case of described changes:

in € thousand (except ratios)	IXIARO	DUKORAL	IXCHIQ	Shigella	IXIARO / IXCHIQ
WEIGHTED AVERAGE COST OF CAPITAL (WACC)
2025	—%	7.44%	—%	13.00%	8.12%
2024	—%	—%	8.79%	—%	—%
BREAK-EVEN WACC
2025	—%	9.32%	—%	16.59%	21.14%
2024	—%	—%	27.04%	—%	—%
IMPAIRMENT IF WACC INCREASES BY 1% (in € thousand)
2025	—	NO	—	NO	NO
2024	—	—	NO	—	—
As of December 31, 2025, the value in use of the DUKORAL and IXIARO/IXCHIQ CGUs would equal their carrying amount if the product revenues decrease by 1.50% and 13.00% respectively, compared to the Group’s projections assuming all costs to remain unchanged..
5.16 Financial instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each balance sheet date.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	31
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

	Year ended December 31
in € thousand	2025	2024
FINANCIAL INSTRUMENTS IN ASSETS
Trade receivables	27,813	35,205
Other assets (1)	356	1,256
Cash and cash equivalents	109,650	168,271
TOTAL ASSETS	137,819	204,731
(1)    Prepayments and tax receivables and other non-financial assets are excluded from the other assets balance, as this analysis is required only for financial instruments.

The Group has only financial instruments which are categorized as liabilities at amortized costs. Financial instruments can be found in the following positions within the liabilities:

	Year ended December 31
in € thousand	2025	2024
FINANCIAL INSTRUMENTS IN LIABILITIES
Borrowings	179,167	187,373
Trade payables and accruals	24,540	35,522
Tax and employee-related liabilities (1)	12,642	13,107
Lease liabilities	28,082	28,941
Refund liabilities	17,498	26,141
Other liabilities (2)	7	79
TOTAL LIABILITIES	261,936	291,163

(1)    Social security and other tax payables are excluded from the tax and employee-related liabilities balance, as this analysis is required only for financial instruments.
(2)    Deferred income is excluded from the other liabilities balance, as this analysis is required only for financial instruments.

5.16.2 Fair value measurements
As at December 31, 2025 and December 31, 2024, the Group did not have assets and liabilities measured through profit and loss. In both periods, the Group also did not subscribe to any foreign currency options nor foreign currency forwards. Due to the short-term nature of its financial instruments fair valuation has no effect on the financial position.
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	32
With all other variables held constant, the impact from changes in exchange rates on the pre-tax result would be as follows:

	Year ended December 31
in € thousand	2025	2024
USD/EUR +10%	(15,084)	(16,973)
USD/EUR -10%	18,435	20,745
GBP/EUR +10%	5,549	8,525
GBP/EUR -10%	(6,782)	(10,420)
SEK/EUR +10%	(5,919)	(5,725)
SEK/EUR -10%	7,234	6,998
CAD/EUR +10%	4,344	3,178
CAD/EUR -10%	(5,309)	(3,884)
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

	Year ended December 31
in € thousand	2025	2024
TRADE RECEIVABLES
Receivables from governmental institutions (AAA-country)	377	—
Receivables from governmental institutions (AA-country)	7,025	5,202
Receivables from counterparties with credit rating A	13,203	3,184
Receivables from counterparties without external credit rating or rating below A	7,128	26,744
Contract assets from counterparties with credit rating A	—	—
Contract assets from counterparties without external credit rating or rating below A	80	75
TRADE RECEIVABLES	27,813	35,205

OTHER ASSETS
Counterparties without external credit rating or rating below A	356	1,256
OTHER ASSETS	356	1,256

CASH AND CASH EQUIVALENTS
Counterparties with external credit rating or rating AA	5,342	8,921
Counterparties with external credit rating or rating A	104,308	156,135
Counterparties without external credit rating or rating below A	—	3,214
CASH AND CASH EQUIVALENTS	109,650	168,271
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
According to IFRS 9.5.5.17, default probabilities should be determined on the basis of historical data but must be adjusted on the balance sheet date on the basis of up-to-date information and forward looking information. The analysis of the historical data and forward looking information showed as at December 31, 2025 and December 31, 2024 that losses incurred were immaterial, taking further into account the limited number of customers as well as credit checks

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	33
mentioned in Note 5.2.5. Therefore, loss allowance was considered immaterial as at December 31, 2025 and December 31, 2024.
Other assets and cash and cash equivalents
Historically, no losses have been incurred on other assets measured at amortized costs and on cash and cash equivalents. As at December 31, 2025 and December 31, 2024, the expected credit loss was calculated using the cumulative expected default rate based on the counterparties’ ratings and was immaterial.
5.17 Inventories
Inventories are stated at the lower of cost and net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs, and related production overheads (based on normal operating capacity) at standard costs. The variances between the actual costs and the standard costs are calculated monthly and allocated to the inventory, so there is no difference between actual cost of manufacture and the value of inventory. Costs arising from idle capacity or abnormally low production levels are not included in inventory and are recognized in profit or loss as cost of goods in the period incurred. Inventories exclude borrowing costs. Provisions for batches which fail to meet quality requirements and may not be sold (failed batches) are deducted from the value of inventories.

	Year ended December 31
in € thousand	2025	2024
Raw materials	25,848	28,086
Work in progress	48,095	36,832
Finished goods	20,206	19,493
Purchased goods (third party products)	545	4,762
GROSS AMOUNT OF INVENTORIES BEFORE WRITE-DOWN	94,693	89,173
Less: write-down provision	(44,462)	(35,510)
INVENTORIES	50,232	53,663

As of December 31, 2025, the increase in gross amounts of inventories before write-down primarily related to an increase in the work in progress and finished goods, namely for, IXCHIQ and DUKORAL. The increase was partially offset by a decrease in raw materials and purchased goods from third parties. The total write-down provision on inventory amounted to €44.5 million as of December 31, 2025 (December 31, 2024: €35.5 million).
All raw materials and work in progress related to COVID-19 vaccine, VLA2001, that could not be repurposed and used for other products were written down during prior years. No change was recorded relating to the write-down provision of COVID-19 vaccine, in 2025.
Write-down provisions related to the inventory categories as follows:

	Year ended December 31
in € thousand	2025	2024
Raw materials	18,855	21,728
Work in progress	21,478	12,600
Finished goods	4,089	591
Purchased goods (third party products)	40	591
TOTAL WRITE-DOWN PROVISION	44,462	35,510

As at December 31, 2025, €17.2 million in write-down provisions were attributable to raw-material related to the VLA2001 COVID vaccine (December 31, 2024: €17.2 million).
As at December 31, 2025, the remaining write-down provision of €23.2 million in raw materials and work in progress is based on factors including sales volumes and market demand, related to Valneva's commercialized vaccine IXCHIQ (December 31, 2024: €17.2 million).
As at December 31, 2025, the write-down provision for finished goods for Valneva's commercialized vaccines IXIARO IXCHIQ and DUKORAL vaccines based on sales expectations and shelf life of the products amounted to €4.1 million (December 31, 2024: €0.6 million). The increase is primarily driven by the IXCHIQ write-down following the FDA license suspension, as well as the write down of IXCHIQ inventory with a remaining shelf life of less than six months.
The provision for third-party products decreased from €0.6 million at December 31, 2024 to zero at December 31, 2025, mainly due to the decrease of the quantity linked to the Company’s decision to discontinue sale of these products.

IXCHIQ
The increase in the inventory write-down as of December 31, 2025 primarily relates to IXCHIQ. The termination of the license agreement with Serum Institute of India (SII) led to a reassessment of the inventory consumption. Furthermore the suspension of the license in the United States during 2025 resulted in lower sales and reduced expected short-term demand. Accordingly, the Group recorded a write-down based on revised forecast market demand and sales

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	34
expectations, taking into account the volume of work in progress, estimated dose yield, current shelf life, potential shelf-life extension by 12 months through the freezing process, expected orders from Butantan and other partners, and forecast sales over the next five years. These forecasts incorporate a significant expected increase in annual sales volumes compared to 2025. Any further write-downs relating to IXCHIQ will depend on future forecast developments and market conditions.

IXCHIQ related inventory only	Year ended December 31
in € thousand	2025	2024
Raw materials	3,392	3,509
Work in progress	23,351	11,918
Finished goods	3,558	1,746
Purchased goods (third party products)	—	—
GROSS AMOUNT OF INVENTORIES BEFORE WRITE-DOWN	30,301	17,173
Less: write-down provision	(21,557)	(7,148)
INVENTORIES IXCHIQ	8,744	10,024

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
Trade receivables include the following:

	Year ended December 31
in € thousand	2025	2024
Trade receivables	27,785	35,182
Contract assets	80	75
Less: loss allowance of receivables	(52)	(52)
TRADE RECEIVABLES, NET	27,813	35,205

In 2025 and 2024, no material impairment losses were recognized. As at December 31, 2025, the amount of trade receivables and contract assets past due (which is defined as being more than 30 days late) reached €1.5 million (December 31, 2024: €2.0 million). As at December 31, 2025, trade receivables past due included €0.8 million from a distributor in Canada and an amount of €0.5 million from a distributor in France. As of December 31, 2024, an amount of €1.1 million came from a distributor in Canada and an amount of €0.3 million referred to a customer in Austria. Both were settled in the course of 2025 and led to the decrease in the outstanding amount.
As at December 31, 2025, trade receivables included €27.8 million (December 31, 2024: €35.2 million) of receivables from contracts with customers. The decrease by €7.4 million compared to December 31, 2024 is primarily due to the timing of sales and improved cash collections.
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	35
5.19 Other assets
Other assets include the following:

	Year ended December 31
in € thousand	2025	2024
R&D tax credit receivables	28,804	31,208
Advance payments	311	399
Tax receivables	3,417	3,686
Prepaid expenses	5,392	8,878
Contract costs	3,710	3,710
Consumables and supplies on stock	417	767
Miscellaneous current assets	28	11
OTHER NON-FINANCIAL ASSETS	42,080	48,659
Deposits	181	198
Miscellaneous financial assets	176	1,058
OTHER FINANCIAL ASSETS	356	1,256
OTHER ASSETS	42,436	49,915
Less non-current portion	7,590	8,041
CURRENT PORTION	34,846	41,874

Due to the short term nature of the financial instruments included in other assets, their carrying amount is considered to be the same as their fair value.
The “R&D tax credit receivables” mainly relate to the research and development tax credit in Austria, and France. The decrease is due to a €5.1 million payment received for the Scottish R&D tax credit in March 2025.
As at December 31, 2024 the miscellaneous financial assets mainly related to the grant awarded by Scottish Enterprise for which the payment was received in 2025. For more information see Note 5.8.1.
5.20 Cash and cash equivalents
Cash includes cash at bank, cash in hand, and deposits held at call with banks. Cash equivalents include short-term bank deposits and medium-term investments with a maximum maturity of three months that can be assigned or sold on very short notice and are subject to insignificant risk of changes in value in response to fluctuations in interest rates.

	Year ended December 31
in € thousand	2025	2024
Cash in hand	—	1
Cash at bank	109,650	168,269
CASH AND CASH EQUIVALENTS	109,650	168,271
As at December 31, 2025, and December 31, 2024, the Group had no restricted cash. In 2025, the decrease in cash and cash equivalents was due to usage for operative activities.
5.21 Assets classified as held for sale
As at December 31, 2025 and December 31, 2024, no assets were classified as held for sale and no transactions involving the reclassification of assets into this category occurred during the current financial year. This status reflects the fact that all assets continue to be used in the Group’s operations and that, at the date of preparation of the financial statements, no disposal is anticipated that would meet the criteria for reclassification as held for sale.
5.22 Equity

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	36
5.22.1 Share capital and share premium
The ordinary shares and convertible preferred shares are classified as equity.

	Year ended December 31
Number of shares	2025	2024
Ordinary shares issued (€0.15 par value per share)	173,539,745	162,521,524
TOTAL SHARES ISSUED	173,539,745	162,521,524
Less Treasury shares	(124,322)	(124,322)
OUTSTANDING SHARES	173,415,423	162,397,202
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
The profit or loss for the year is fully included in net result, while other comprehensive income solely affects retained earnings and other reserves.
The following table shows the development of the number of outstanding shares:

	Year ended December 31
Number of shares	2025	2024
OUTSTANDING AS AT JANUARY 1	162,397,202	138,787,820
Share-based compensation exercises	1,684,889	609,382
Capital Increase	9,333,332	23,000,000
OUTSTANDING AT YEAR END	173,415,423	162,397,202
The Company has issued stock options to employees under various employee stock option plans (ESOPs) established in the last 10 years. For details, please refer to Note 5.23.
During 2025 the Company increased its capital by a total of 9,333,332 new ordinary shares having a nominal value of €0.15 each. 7,666,666 of the new ordinary shares were issued at a price of €2.74 and an additional 1,666,666 ordinary shares at a price of €3.86. Aggregate gross proceeds of the capital increase, before deducting underwriting commissions and expenses payable by the Company, were €27.4 million. The €1.2 million transaction costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax resulting in a net proceeds of €26.2 million.
Conditional and authorized capital
As at December 31, 2025, the Company had 16,002,496 (December 31, 2024: 14,003,064) shares of conditional capital in connection with (see Note 5.23):
•the possible exercise of existing stock options; and
•the possible final grant of existing Free Ordinary Shares.
The Company’s shareholders set limits on the maximum aggregate amount of capital increases that may be carried out pursuant to specific resolutions presented to shareholders at the Company’s annual Combined General Meeting. At this meeting on June 25, 2025, shareholders approved these limits in resolution 34, which specifies that the maximum aggregate amount of capital increases that may be carried out, with immediate effect or in the future under resolutions 26, 27, 28, 29, 32 and 33 may not exceed €5,018,145, and, for capital increases authorized by resolution 25, €5,175,000. This maximum aggregate amount will be added the additional nominal amount of shares or securities to be issued in accordance with applicable legal or regulatory provisions and, if applicable, with contractual provisions providing for other forms of adjustment, in order to preserve the rights of the holders of securities or other rights giving immediate and/or future access to the capital of the Company.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	37
5.22.2 Other reserves

in € thousand	Other regulated reserves	Other comprehensive income	Treasury shares	Capital from Share-based compensation	Other revenue reserves	Total
BALANCE AS AT JANUARY 1, 2025	52,820	(3,151)	(645)	33,696	(9,517)	73,203
Currency translation differences	—	520	—	—	—	520
Defined benefit plan actuarial losses	—	68	—	—	—	68
Share-based compensation expense	—	—	—	9,527	—	9,527
BALANCE AS AT DECEMBER 31, 2025	52,820	(2,563)	(645)	43,224	(9,517)	83,318

in € thousand	Other regulated reserves	Other comprehensive income	Treasury shares	Capital from Share-based compensation	Other revenue reserves	Total
BALANCE AS AT JANUARY 1, 2024	52,820	(1,871)	(645)	24,301	(9,517)	65,088
Currency translation differences	—	(1,329)	—	—	—	(1,329)
Defined benefit plan actuarial gains	—	49	—	—	—	49
Share-based compensation expense	—	—	—	9,395	—	9,395
BALANCE AS AT DECEMBER 31, 2024	52,820	(3,151)	(645)	33,696	(9,517)	73,203
As at December 31, 2025, the other regulated reserves of €52.82 million (December 31, 2024: €52.82 million) fully relate to a non-distributable mandatory legal reserve from the merger with Intercell AG.
The Company did not obtain a dividend from its subsidiaries or pay a dividend to its shareholders in 2025 and 2024.
5.23 Share-based compensation
The Company operates various share-based compensation plans, both equity-settled and cash-settled plans. The consolidated statement of profit or loss includes the following expenses arising from share-based payments:

	Year ended December 31
in € thousand	2025	2024	2023
Stock option plans	7,054	7,894	5,152
Free ordinary shares program	2,473	1,501	1,514
Phantom shares	44	(685)	(390)
SHARE-BASED COMPENSATION EXPENSE /(INCOME)	9,571	8,710	6,276
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
Beginning in 2013, the Company granted stock options to employees and management pursuant to nine successive plans.
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	38
Changes in the number of stock options outstanding and their related weighted average exercise prices are as follows:

	2025			2024
	Number of options	Number of shares available	Average exercise price (in € per share)	Number of options	Number of shares available	Average exercise price (in € per share)
OUTSTANDING AS AT JANUARY 1	12,472,045	12,472,045	3.44	8,550,802	8,550,802	5.02
Granted	1,857,360	1,857,360	2.49	4,957,716	4,957,716	2.62
Expired	(43,655)	(43,655)	3.92	—	—	N/A
Forfeited	(1,433,292)	(1,433,292)	4.14	(1,036,473)	(1,036,473)	4.47
Exercised	(1,326,252)	(1,326,252)	2.86	—	—	N/A
OUTSTANDING AT YEAR END	11,526,206	11,526,206	3.92	12,472,045	12,472,045	3.44
Exercisable at year end	5,950,015	5,950,015	4.79	4,766,957	4,766,957	4.61
In 2025 1,326,252 employee stock options were exercised of which 2,250 were granted from ESOP 2016, 293,956 from ESOP 2017, 589,016 from ESOP 2019 and 441,030 from ESOP 2024).
No employee stock options were exercised in 2024.
Stock options outstanding at the end of the period have the following expiry dates and exercise prices:

	Exercise price (in € per share)	Number of options as at December 31, (presentation as number of convertible shares)
Expiry date		2025	2024
2025	3.92	0	43,655
2026	2.71	8,500	14,500
2027	2.85	202,375	551,475
2029	3.05	892,400	1,596,166
2032	6.47	2,040,211	2,339,974
2033	5.25	2,633,205	3,005,809
2034	2.62	3,991,655	4,920,466
2035	2.49	1,757,860	—
OUTSTANDING AT YEAR END		11,526,206	12,472,045
During 2025, 1,857,360 stock options were granted (2024: 4,957,716). The weighted average grant date fair value of options granted during 2025 was €1.57 (2024: €1.84). The fair value of the granted options was determined using the Black Scholes valuation model.
The significant inputs into the models were:

As at Jul 7, 2025
Expected volatility (%), based on historical volatility	75.65%
Expected vesting period (term in years)	5.50 – 6.50
Risk-free interest rate (%)	1.78% – 1.91%
5.23.2 Free ordinary shares
In 2025, the Board of Directors approved a grant of 3,537,321 free ordinary shares to members of the Executive Committee and senior management. These awards are subject to specified performance conditions, in addition to the applicable service conditions.
In 2024, the Company granted 991,643 free ordinary shares to the Executive Committee and senior management, subject solely to service conditions, with no associated performance conditions.
These free share plans are designed to align management interests with those of shareholders and to provide a long-term incentive program for the Company’s senior leadership.
The number of free ordinary shares granted was as follows:

	Year ended December 31
Number of free ordinary shares granted	2025	2024
Executive Committee	2,045,739	572,793
Senior Leadership Group	1,491,582	418,850
FREE ORDINARY SHARES GRANTED	3,537,321	991,643

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	39
In accordance with the foregoing, changes in the outstanding free ordinary shares are as follows:

	Year ended December 31
Number of free shares	2025	2024
OUTSTANDING AS AT JANUARY 1	1,485,019	1,368,630
Granted	3,537,321	991,643
Forfeited	(188,663)	(265,872)
Exercised	(358,637)	(609,382)
OUTSTANDING AT YEAR END	4,475,040	1,485,019
Free ordinary shares subject to performance conditions	3,401,001	—
Free ordinary shares not subject to performance conditions	1,074,039	1,485,019
Subject to the applicable vesting conditions — service conditions for plans prior to 2025, and both service and performance conditions for the 2025 plan — the free shares granted to a participant will vest and be definitively delivered in three tranches. Each tranche will amount to one third of the total individual allocation. If one third is not a whole number, the number of free shares will be rounded down for the first two tranches and rounded up for the third tranche.
The first tranche for the performance based free shares granted in 2025 will vest on July 7, 2027, and the second and the third tranches will vest on July 7, 2028.
Following the vesting of the free shares, no compulsory holding period will apply to the vested shares.
The expense recognized for the free ordinary share plans is measured as the number of shares expected to vest multiplied by the grant-date fair value of those shares. For all plans issued prior to 2025, the grant-date fair value is determined using the grant-date share price. For the 2025 performance free shares plan, which includes market-based performance conditions, the grant-date fair value is determined using a Monte Carlo valuation model.
The 2025 and 2024 plans further provide for accelerated vesting of the free shares in the event of a Change of Control (as defined in the applicable terms & conditions) occurring no earlier than two years after the grant date. For the 2024 plan it is October 22, 2026, and for the 2025 performance free shares plan it is July 7, 2027. As management considered the chance of a Change of Control remote at the grant date, this was not included in the determination of the vesting period.
In addition, the plans provide for the possibility to remain entitled to a prorated number of shares, for any unvested tranche, in case of retirement of a beneficiary before complete vesting. Finally, the terms and conditions applicable to the free share plans state that if a Change of Control takes place before the specified date and section III of Article L. 225-197-1 of the French Commercial Code does not apply, the plan will be canceled and the Company will indemnify the participants for the loss of unvested free shares, subject however to all required shareholder approvals where corporate officers are concerned. The gross amount of this indemnity will be calculated as though such free shares had been vested upon the Change of Control. The conditions and limitations set forth in the applicable terms and conditions of the plan will apply to this calculation, mutatis mutandis.
In accordance with the decisions of the Board of Directors of June 25, 2024 and July 7, 2025, and by application of section II (5th paragraph) of Article L. 225-197-1 of the French Commercial Code when applicable, the beneficiaries that are corporate officers, i.e. the CEO (Directeur Général) and the Associate Managing Officers (Directeurs Généraux Délégués), and each of the other members of the Executive Committee should keep not less than 20% of the vested free shares of each tranche until termination of both their Executive Committee membership and (as applicable) their corporate office.
5.23.3 Phantom shares
No new phantom shares were granted in 2025 or in 2024.
In 2017, 2019 and 2020, phantom share plans were issued for employees who are U.S. citizens, with the same conditions as the stock option and free ordinary share programs (see Note 5.23.1 and 5.23.2) but which will not be settled in equity, but in cash. Therefore, it is considered as a cash settled plan. The liability for the phantom shares is measured (initially and at the end of each reporting period until settled) at the fair value of the share options rights, by applying an option pricing model taking into account the terms and conditions on which the phantom rights were granted and the extent to which the employees have rendered services to date.
In accordance with the foregoing, changes in the outstanding phantom shares are as follows:

	Year ended December 31
Number of phantom shares	2025	2024
OUTSTANDING AS AT JANUARY 1	39,500	410,500
Granted	—	—
Forfeited	—	(161,000)
Exercised	(29,500)	(210,000)
OUTSTANDING AT YEAR END	10,000	39,500

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	40
The carrying amount of the liability relating to the phantom shares as at December 31, 2025 was €0.0 million (December 31, 2024: €0.0 million). The fair values of the granted options were determined on the balance sheet dates using the Black Scholes valuation model.
Phantom shares outstanding at the end of the period have the following expiry dates and exercise prices:

	Exercise price (in € per share)	Number of phantom shares as at December 31
Expiry date		2025	2024
2027	2.85	—	6,250
2029	3.05	10,000	33,250
OUTSTANDING AT YEAR END		10,000	39,500
The significant inputs into the models were:

	Year ended December 31
	2025	2024
Expected volatility (in %)	41.18%	53.47%
Expected vesting period (term in years)	—	—
Risk-free interest rate (in %)	2.00%	2.31%
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
Borrowings of the Group at period-end include the following:

	Year ended December 31
in € thousand	2025	2024
NON-CURRENT
Borrowings and other loans	161,261	166,521
CURRENT
Borrowings and other loans	17,905	20,852
TOTAL BORROWINGS	179,167	187,373

As at December 31, 2025, the carrying amount of bank borrowings and other loans was €179.2 million. Of this, €173.4 million related to the Pharmakon Loan Agreement. Other borrowings related to financing of research and development expenses included the CIR (research and development tax credit in France) of €3.1 million (December 31, 2024: €3.5 million) and the CEPI grant in the amount of €2.6 million (December 31, 2024: €3.0 million), which relates to advance payments that are expected to be paid back in the future.
The maturity of the borrowings is as follows:

	Year ended December 31
in € thousand	2025	2024
Between 1 and 3 years	28,715	132,489
Between 3 and 5 years	131,953	33,349
Over 5 years	594	683
NON-CURRENT BORROWINGS	161,261	166,521
Current borrowings	17,905	20,852
TOTAL BORROWINGS	179,167	187,373

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	41
The carrying amounts of the Group’s borrowings are denominated in the following currencies:

	Year ended December 31
in € thousand	2025	2024
Borrowings denominated in EUR	3,144	3,540
Borrowings denominated in USD	176,022	183,833
TOTAL BORROWINGS	179,167	187,373
5.24.1 Principal loan
On October 6, 2025, Valneva announced a new non-dilutive debt facility of up to $500.0 million with funds managed by Pharmakon Advisors, LP. This new loan supersedes and fully replaces the previous D&O Loan Agreement.. The transaction is accounted for as a separate, new financing arrangement and does not meet the criteria for a modification of the existing agreement in accordance with IFRS. The initial $215.0 million tranche was used to fully repay Valneva Austria’s existing debt with D&O including related fees and expenses, while the remaining $285.0 million may be drawn later for future business development opportunities subject to mutual agreement between the parties. The new facility extends Valneva’s debt maturity from Q1 2026 to Q4 2030, lowers its interest rate, and enhances financial flexibility.
As at December 31, 2025, no further tranches have been drawn. The book value of the loan amounts to $203.8 million (€173.4 million). The interest-only period on the initial tranche lasts until the fourth quarter of 2030, and the loan will mature in October 2030. The interest rate on the initial tranche is 9.00%, translating into an effective interest rate of 10.84% as of December 31, 2025. Transaction costs amounting to $11.8 million (€10.1 million) have been deducted from the loan proceeds received in October 2025.
Similar to the D&O Loan Agreement, the loan with Pharmakon is secured by substantially all of Valneva’s assets, including its intellectual property, and is guaranteed by Valneva SE and certain of its subsidiaries, There are no financial covenants attached to the Pharmakon Loan Agreement. The previous D&O Loan Agreement included liquidity and revenue-based covenants~~,~~ which the Group complied with throughout the period. The Pharmakon Loan Agreement contains only customary affirmative and restrictive covenants.
As at December 31, 2024, a total of $200.0 million was drawn under the D&O Loan Agreement. The book value of the loan amounted to €180.8 million.
The Pharmakon Loan Agreement is included in the balance sheet item “Borrowings”. The Pharmakon Loan Agreement and the previous D&O Loan Agreement, which the Pharmakon Loan superseded and fully replaced during the fourth quarter of 2025, developed as follows:

in € thousand	2025	2024
BALANCE AS AT JANUARY 1	180,841	167,520
Proceeds of issue	182,979	—
Transaction costs	(10,130)	(944)
Principal repayment	(170,213)	—
Accrued interest	28,403	22,530
Payment of interest	(17,558)	(18,978)
Exchange rate difference	(20,916)	10,713
BALANCE AS AT CLOSING DATE	173,407	180,841
Less: non-current portion	(156,710)	(161,420)
CURRENT PORTION	16,697	19,421

5.24.2 Borrowings and other loans secured
As at December 31, 2025, €176.6 million (December 31, 2024: €184.4 million) of the outstanding borrowings and other loans were guaranteed, secured, or pledged. These borrowings and other loans related to financing of research and development expenses, fixed assets and CIR (R&D tax credit in France) have various conditions (interest rates) and terms (maturities).
5.24.3 Fair value of borrowings and other loans
The fair value of the borrowings and other loans are calculated by discounting the contractual cash flows with interest rates derived from relevant bond yields and swap rates and adjusted for any further potential risk and liquidity risks related to the nature of each loan. The relevant bond yields were determined by an internal analysis based on Moody’s RiskCalc corporate rating methodology. As at December 31, 2025, and December 31, 2024, the resulting calculations revealed no material difference between the carrying amount and the fair value.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	42
5.25 Trade payables and accruals
Trade payables and accruals include the following:

	Year ended December 31
in € thousand	2025	2024
Trade payables	9,074	12,639
Accrued expenses	15,466	22,883
TOTAL	24,540	35,522
Less non-current portion	—	—
CURRENT PORTION	24,540	35,522

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

	Year ended December 31
in € thousand	2025	2024
Employee-related liabilities	12,642	13,107
Social security and other taxes	6,913	6,350
BALANCE AS AT DECEMBER 31	19,555	19,458
Less non-current portion	—	—
CURRENT PORTION	19,555	19,458
5.27 Lease liabilities
Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

	Year ended December 31
in € thousand	2025	2024
OPENING NET BOOK VALUE	28,941	31,969
Additions	369	237
Revaluation due to variable payments	56	1,399
Termination of contracts	(27)	(1,100)
Lease payments	(3,504)	(3,425)
Interest expenses	796	813
Exchange rate differences	1,450	(952)
CLOSING NET BOOK VALUE	28,082	28,941
In 2025, lease liabilities decreased by €0.9 million, mainly due to redemption of lease liabilities in Sweden. In the fourth quarter of 2025, the Group remeasured the lease liability to reflect changes in index-linked lease payments in Sweden.
The maturity of non-current lease liabilities is as follows:

	Year ended December 31
in € thousand	2025	2024
Between 1-3 years	5,572	5,203
Between 3-5 years	5,414	5,083
Over 5 years	14,357	16,147
NON-CURRENT LEASE LIABILITIES	25,343	26,432
Current lease liabilities	2,739	2,508
TOTAL LEASE LIABILITIES	28,082	28,941
The carrying amounts of the Group’s lease liabilities are denominated in the following currencies:

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	43

	Year ended December 31
in € thousand	2025	2024
EUR	891	1,078
SEK	26,466	26,870
Other	725	992
TOTAL LEASE LIABILITIES	28,082	28,941
5.28 Contract liabilities
A contract liability has to be recognized when the customer has already provided the consideration or part of the consideration before an entity has fulfilled its performance obligation (agreed goods or services which should be delivered or provided) resulting from the “contract”.
Development of contract liabilities is presented in the table below:

	Year ended December 31
in € thousand	2025	2024
BALANCE AS AT JANUARY 1	3,010	5,697
Revenue recognition	(3,320)	(462)
Redemption	—	(4,777)
Addition	720	2,500
Exchange rate differences	21	53
BALANCE AS AT CLOSING DATE	432	3,010
Less non-current portion	—	—
CURRENT PORTION	432	3,010

As at December 31, 2025, contract liability of €0.4 million related to upfront payments for analytical support and drug substance manufacturing on ongoing contracts.
In the year ended December 31, 2025, revenue of €2.5 million was recognized in connection with the license and technology transfer performance obligation under the master collaboration and license agreement with Serum Institute of India (SII) regarding IXCHIQ.
In the year ended December 31, 2024, the redemption in the amount of €4.8 million mainly related to the DoD distribution agreement for which the obligation to replace vaccine doses was fulfilled in 2024. An upfront payment of €2.5 millionwas shown under additions and refered to the master collaboration and license agreement with Serum Institute of India (SII) regarding IXCHIQ.
5.29 Refund liabilities
A refund liability has to be recognized when the customer has already provided a consideration which is expected to be refunded partially or totally. It is measured at the amount the Company has an obligation to repay or amounts which did not meet the criteria for revenue recognition in the past, but there are no remaining goods and services to be provided in future.
Development of refund liabilities during the period is presented below:

	Year ended December 31
in € thousand	2025	2024
BALANCE AS AT JANUARY 1	26,141	39,941
Additions	4,649	4,013
Payments	—	(979)
Other releases	(1,117)	(18,922)
Revenue recognition	(9,985)	—
Interest expense capitalized	193	360
Exchange rate difference	(2,383)	1,728
BALANCE AS AT CLOSING DATE	17,498	26,141
Less non-current portion	(6,684)	(6,491)
CURRENT PORTION	10,814	19,650

As at December 31, 2025, from the total refund liability of €17.5 million, an amount of €9.0 million - current portion only- (December 31, 2024: €18.6 million) is connected to the Collaboration and License Agreement with Pfizer. In the year ended December 31, 2025, additions of €3.5 million arose from the Pfizer Collaboration and License Agreement

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	44
(December 31, 2024: €2.6 million). In 2025, the recognized revenue of €10.0 million (December 31, 2024: nil) and other releases of €0.9 million (December 31, 2024: €18.9 million) were recorded in connection to the Collaboration and License Agreement with Pfizer as well.
Refund liabilities of €6.7 million (of which €6.7 million is non-current) (December 31, 2024: €6.5 million, of which €6.5 million was non-current) relate to the expected payment in 2027 to GlaxoSmithKline (GSK) due to the termination of the strategic alliance agreement (SAA) in 2019.
The remaining amount of €1.8 million is mainly due to statistical return provision and rebates as at December 31, 2025  (December 31, 2024: €1.1 million).

5.30 Provisions
5.30.1 Provisions for employee commitments

	Year ended December 31
in € thousand	2025	2024
Employer contribution costs on share-based compensation plans	1,497	81
Phantom shares	7	1
Retirement termination benefits	171	515
Leaving indemnities and restructurings	4,671	964
BALANCE AS AT CLOSING DATE	6,346	1,561
Less non-current portion	697	546
CURRENT PORTION	5,649	1,015

On September 16, 2025, Valneva’s employee representatives and Valneva’s teams based in Nantes were informed of the proposed closure of the Nantes site. In accordance with its legal obligations, Valneva initiated an information and consultation process with the Company’s local work council to reorganize its activities. In the year ended December 31, 2025 the provision for leaving indemnities and restructuring mainly relates to the proposed closure of the Nantes site.

Share-based provisions
Employer contribution costs on share-based compensation plans and phantom shares are calculated at the balance sheet date using the share price of Valneva as at December 31, 2025: €3.72 (December 31, 2024: €2.16). The increase in these provisions as at December 31, 2025 is mainly due to the share price movement.
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

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	45
Assumptions used

	Year ended December 31
	2025	2024
Discount rate	3.90%	3.40%
Salary increase rate	2.00%	2.50%
Turnover rate	0%-21.35%	0%-21.35%
Social security rate	46.00%	43.00%-47.00%
Average remaining lifespan of employees (in years)	17	20
Changes in defined benefit obligation
Present value of obligation development:

	Year ended December 31
in € thousand	2025	2024
BALANCE AS AT JANUARY 1	515	459
Current service cost	128	105
Past service cost due to curtailment	(404)	—
Actuarial losses/(gains)	(68)	(49)
BALANCE AS AT CLOSING DATE	171	515
The proposed closure of the Nantes site leads to a significant reduction of the defined benefit obligation.

5.30.2 Other provisions

	Year ended December 31
in € thousand	2025	2024
Non-current	694	—
Current	6,010	5,671
PROVISIONS	6,705	5,671

The position mostly comprises €5.2 million from a provision for expected legal and settlement costs under a court proceeding related to the Intercell AG/Vivalis SA merger (December 31, 2024: €5.2 million) For further information on this court proceeding, please see Note 5.33.
Additionally to cover employee non-related cost related to the closure of the Nantes side, a restructuring provision of €0.4 million (December 31, 2024: nil) was recorded in 2025.
In the year ended December 31, 2025 the non-current provision relates to an onerous lease agreement.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	46
5.31 Other liabilities

	Year ended December 31
in € thousand	2025	2024
Deferred income	5,794	5,028
Other financial liabilities	7	79
Miscellaneous liabilities	134	91
OTHER LIABILITIES	5,935	5,198
Less non-current portion	(246)	(46)
CURRENT PORTION	5,689	5,152

As at December 31, 2025 the other liabilities increased due to a received resilience grant of €0.9 million from the European Union. In both 2025 and 2024 other liabilities mainly comprised deferred income related to the second agreement signed with CEPI.

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	47
5.32 Cash flow information
5.32.1 Cash generated from operations
The following table shows the adjustments to reconcile net loss to net cash generated from operations:

	Year ended December 31,
in € thousand	2025	2024	2023
PROFIT/(LOSS) FOR THE PERIOD	(115,192)	(12,247)	(101,429)

Gain from sale of Priority Review Voucher, net	—	(90,833)	—
Adjustments to reconcile profit/(loss) for the period to cash generated from/(used in) operations:
Depreciation and amortization	21,750	19,586	17,584
Write-off / impairment fixed assets/intangibles	895	—	(731)
Share-based compensation expense	9,533	7,975	5,111
Income tax expense/(income)	1,073	761	2,800
(Profit)/loss from disposal of property, plant, equipment and intangible assets	432	(266)	(12)
(Profit)/loss from disposal held for sale	—	—	580
(Gain)/loss from MMF investments	(841)	—	—
Provision for employer contribution costs on share-based compensation plans	1,408	(1,594)	(1,659)
Other non-cash (income)/expense	(9,697)	895	(804)
Interest income	(1,803)	(2,362)	(1,210)
Interest expense	41,898	23,984	23,325
Total adjustments to reconcile profit/(loss) for the period to cash generated from/(used in) operations	64,649	48,979	44,984
CHANGES IN NON-CURRENT OPERATING ASSETS AND LIABILITIES (EXCLUDING THE EFFECTS OF ACQUISITION AND CONSOLIDATION):
Other non-current assets	446	449	(192)
Long term refund liabilities	—	—	1,136
Other non-current liabilities and provisions	877	(629)	(430)
TOTAL CHANGES IN NON-CURRENT OPERATING ASSETS AND LIABILITIES	1,323	(180)	514
CHANGES IN WORKING CAPITAL (EXCLUDING THE EFFECTS OF ACQUISITION AND EXCHANGE RATE DIFFERENCES ON CONSOLIDATION):
Inventory	1,032	(6,803)	(9,165)
Trade and other receivables	13,326	15,707	(2,855)
Contract liabilities	(2,600)	(2,793)	(3,471)
Refund liabilities	(8,774)	(14,183)	(112,689)
Trade and other payables and provisions	(4,455)	(3,321)	(17,398)
Total changes in working capital	(1,471)	(11,394)	(145,578)
CASH GENERATED/(USED) IN OPERATIONS	(50,691)	(65,674)	(201,509)

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	48
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

	Year ended December 31
in € thousand	2025	2024
BALANCE AS AT JANUARY 1	187,373	176,847
Proceeds of issue	184,015	910
Transaction costs	(10,130)	(944)
Repayments	(171,632)	(3,734)
Revaluations	(209)	(385)
Accrued interest	28,695	22,862
Payment of interest	(17,682)	(19,156)
Exchange rate difference	(21,265)	10,974
BALANCE AS AT DECEMBER 31	179,167	187,373
5.33 Commitments and contingencies
As at December 31, 2025, there were €1.0 million of capital expenditure contracted, mainly related to manufacturing site in Sweden for equipments (December 31, 2024: €3.5 million). The contracts in 2024 were all related to the finalization of the Almeida building in Scotland, the new manufacturing facility and production site for IXIARO and IXCHIQ, and to manufacturing equipment in Sweden for DUKORAL production site.
As at December 31, 2025, there were €33.2 million (December 31, 2024: €39.3 million) related to R&D collaboration agreements. These commitments include milestone payments depending on successful clinical development or meeting specific revenue targets. The amount disclosed represents the maximum that would be paid if all milestones achieved.
5.33.1 Other commitments, pledges and guarantees
The other commitments mainly relate to royalty payments and consist of:

	Year ended December 31
in € thousand	2025	2024
Royalties	4,255	6,025
OTHER COMMITMENTS	4,255	6,025
The pledges consist of:

	Year ended December 31
in € thousand	2025	2024
Pledges on bank accounts	105,758	164,546
GUARANTEES AND PLEDGES	105,758	164,546
As at December 31, 2025, the stated pledges on cash at banks originate from the requirements of the Pharmakon Loan Agreement, whereas at December 31, 2024, they stem from the requirements of the D&O Loan Agreement. Similar to the D&O loan, the Pharmakon loan is secured by substantially all of Valneva’s assets, including its intellectual property, and is guaranteed by the Company and certain of its subsidiaries. For more information about this loan agreement, please refer to Note 5.24.
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
On December 1, 2025, Valneva was informed that the Vienna Commercial Court had confirmed that 1) the exchange ratio was adequate, meaning no additional compensation is required in connection with the conversion of Intercell shares, 2) shareholders are entitled to an additional cash compensation of EUR3.52 plus interest per share (in line with the

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	49
Company’s expectations) and 3) the Court’s decision on costs is reserved until final conclusion of the proceedings. On January 16, 2026, the Commercial Court informed the Company of two appeals of this initial decision. The first appeal was filed by the common representative of the plaintiffs and challenges the exchange ratio. The second appeal was filed by two shareholders and challenges both the exchange ratio and the amount of cash compensation. The Company has submitted a response to these appeals and is now awaiting further information from the Commercial Court. Valneva is not obligated to make any payments to litigants until a final judgment is available.
The final outcome will depend on the court’s position on specific legal points and the Court has not made a final decision yet. The Company therefore has decided to retain the original provision of €5.2 million, which assessed the probability of several scenarios, to cover the potential amounts due and legal costs (December 31, 2024: €5.2 million).

5.34 Related-party transactions
In the year ended December 31, 2025, there were no changes to related parties, whereas some changes occurred in 2024. As the business evolved, management reassessed the contract with Groupe Grimaud La Corbière SAS in the previous year, Sevremoine (France) and its affiliate Vital Meat SAS. It was determined that they are no longer considered as related parties. Bpifrance, Maisons-Alfort (France) continues to be considered as related party due to its significant influence through material transactions and through a membership in the Company’s Board of Directors until June 25, 2025.
Additionally, there have been some changes in the key management personnel during the year. Since the transition to a one-tier governance model, in December 2023, the key management consists of the Board of Directors as well as the Executive Committee while until December 2023, it included the Management Board and the Supervisory Board.

5.34.1 Rendering of services
Transactions with related parties are carried out similar to those of the market:

	Year ended December 31
In € thousand	2025	2024	2023
Provision of services:
Operating activities	—	391	260
Financing activities	141	194	76
PROVISION OF SERVICES	141	585	335
Services provided by Valneva to Groupe Grimaud La Corbière SAS, a shareholder of Valneva, were considered related party transactions until December 31, 2024 and consist of services within a collaboration and research license agreement and of the provision of premises and equipment and sale of patents and cells shown in the operating activity line.
From June 2022 onward, Bpifrance qualifies as a related party since it is a shareholder of Valneva with significant influence through its membership of the Company's Board of Directors. Valneva has borrowed amounts amounting to 80% of French Tax Authorities receivables relating to Research Tax Credits for 2022 and 2023 and 2024 from Bpifrance. The total amount borrowed from Bpifrance is €3.1 million. A commitment fee of 0.5% as well as interest at the EURIBOR one-month average rate of the previous month (the rate mentioned is a variable rate deducted at nil percent if it were to be negative) plus 1.7% p.a. is applicable to these borrowed amounts (see table above).
The borrowings related to the Research Tax Credits outstanding:

In € thousand	Amount	Grant date
BPI payable relating to Research tax credit 2022	1,198	December 2023
BPI payable relating to Research tax credit 2023	910	November 2024
BPI payable relating to Research tax credit 2024	1,036	December 2025

5.34.2 Key management compensation
The aggregate compensation of the key management (including Executive Committee and Board of Directors) was as follows:

	Year ended December 31
In € thousand	2025	2024	2023
Salaries and other short-term employee benefits	5,359	4,624	3,439
Other long-term benefits	90	83	52
Share-based payments (expense of the year)	3,765	3,128	2,145
KEY MANAGEMENT COMPENSATION	9,213	7,835	5,636

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2025	50

In the year ended December 31, 2025, the aggregate compensation of the members of the Company’s Executive Committee (former Management Board) amounted to €8.7 million (2024: €7.4 million, 2023: €5.2 million) and represents primarily salaries and share-based payments. The increase in ‘Salaries and other short-term employee benefits’ relates to additional two Executive Committee members. ‘Share-based payments’ increased due to the new free ordinary shares granted during 2025.
The presented key management compensation includes that of the Board of Directors in the amount of €0.5 million for the year ended December 31, 2025 (2024: €0.5 million; 2023: €0.5 million).
5.35 Events after the reporting period
Valneva Provides Update on Chikungunya Vaccine IXCHIQ
On January 19, 2026, Valneva SE announced its decision to voluntarily withdraw the Biologics License Application (BLA) and Investigational New Drug (IND) application for its chikungunya vaccine, IXCHIQ, in the United States. This decision followed the suspension of the vaccine license by the U.S. Food and Drug Administration (FDA) in August 2025 and the FDA’s subsequent decision to place the IND on clinical hold pending an investigation into a newly reported foreign serious adverse event.
Lyme VALOR study - Phase 3 data-readout expected in the first half of 2026
Valneva is awaiting results from the pivotal, placebo-controlled efficacy clinical study, “Vaccine Against Lyme for Outdoor Recreationists (VALOR)” in the first half of 2026, conducted by our partner Pfizer. A positive outcome of the study may lead to potential regulatory approvals and commercialization of VLA15, upon which the Company will be eligible to receive milestone and royalty payments. This increased revenue will allow investments in future R&D projects and may position the Company to become financially self-sustainable. If the primary endpoint of the Phase 3 trial is not met, the Group will be required to undergo restructuring and implement cost-containment measures that would allow the Group to meet its financial obligations for the foreseeable future but would significantly impact its operations and prospects. These restructuring measures would require alignment with Pharmakon to avoid an event of default. The Company cannot guarantee such measures would be sufficient in the long term, and renegotiation of existing debt terms or alternative measures to refinance or repay the debt may be required.
FDA audit of the Livingston manufacturing site
Following an inspection of our Livingston manufacturing site in February 2026, the FDA informed the Company that it is unable to grant approval of the BLA supplement related to manufacture of IXIARO at the Almeida facility due to outstanding compliance issues associated with the inspection. As a result, Valneva is currently unable to use the Almeida facility to produce doses of IXIARO intended for distribution in the United States. The Almeida facility is approved by EMA and Health Canada. Therefore, IXIARO doses produced at this facility will be sold in these regions while products manufactured at the Manson site will be distributed in the United States. The Company currently does not anticipate material supply constraints in the US market and expects to remediate the observations identified by the FDA in 2026 and potentially restart manufacturing at Manson. Valneva does not expect this event to have a material impact on its cash projection in the foreseeable future.